Form 20-F
period 2000-12-31
GEMPLUS INTERNATIONAL SA
filed 2001-07-02
CIK 1128749

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                         Commission file number: 0-31052

                           Gemplus International S.A.

             (Exact name of registrant as specified in its charter)
                                 Not Applicable

                 (Translation of registrant's name into English)
                            Grand Duchy of Luxembourg

                 (Jurisdiction of incorporation or organization)

                                 Aerogolf Center

                                   1 Hohenhof

                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
         None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                                                 Name of Each Exchange
Title of Each Class                                                               on Which Registered
---------------------------------                                    ------------------------------------------

American Depositary Shares ("ADSs"), each representing               Nasdaq National Market of the Nasdaq Stock
    2 Ordinary Shares, without par value...........................  Market Inc.

Ordinary Shares, without par value.................................  Premier Marche of Euronext Paris

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
     None

The number of outstanding shares of each class of capital or common stock as of December 31, 2000 was:

       621,314,308        Ordinary Shares, without par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                   [X]     Yes                      [ ]     No


Indicate by check mark which financial statement item the registrant has elected to follow.

                   [ ]     Item 17                  [X]      Item 18


                                TABLE OF CONTENTS

                                                                                                      Page

Summary................................................................................................3


PART I.................................................................................................5

   Item 1.  Identity of Directors, Senior Management and Advisors......................................5
   Item 2.  Offer Statistics and Expected Timetable....................................................5
   Item 3.  Key Information............................................................................5
      Selected Consolidated Financial Data.............................................................5
      Exchange Rate Information and the European Monetary System.......................................8
      Risk Factors....................................................................................10
      Special Note Regarding Forward-Looking Statements...............................................20
   Item 4.  Information on the Company................................................................21
      History and Development of the Company..........................................................21
      Business Overview...............................................................................21
   Item 5.  Operating and Financial Review and Prospects..............................................51
   Item 6.  Directors, Senior Management and Employees................................................66
   Item 7.  Major Shareholders and Related Party Transactions.........................................75
      Major Shareholders..............................................................................75
      Related Party Transactions......................................................................76
   Item 8.  Financial Information.....................................................................78
      Audited Consolidated Financial Statements.......................................................78
      Other Financial Information.....................................................................78
      Significant Changes.............................................................................78
   Item 9.  The Offer and Listing.....................................................................79
      Nature of Trading Market........................................................................79
   Item 10.  Additional Information...................................................................81
      Articles of Incorporation.......................................................................81
      Material Contracts..............................................................................85
      Taxation........................................................................................86
      Documents On Display............................................................................88
   Item 11.  Quantitative and Qualitative Disclosures About Market Risk...............................89
   Item 12.  Description of Securities Other than Equity Securities...................................92
      Description of American Depositary Receipts.....................................................92

PART II..............................................................................................100

   Item 13.  Defaults, Dividend Arrearages and Delinquencies.........................................100
   Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds............100
      Use of Proceeds................................................................................100
   Item 15.  [Reserved]..............................................................................101
   Item 16.  [Reserved]..............................................................................101

PART III.............................................................................................101

   Item 17.  Financial Statements....................................................................101
   Item 18.  Financial Statements....................................................................101
   Item 19.  Exhibits................................................................................101


                                     SUMMARY

         The following summary should be read together with the more detailed information regarding Gemplus International S.A. and our financial statements and notes thereto appearing elsewhere in this Annual Report.

Our Business

         We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure communications and transactions. Our wireless products and services are used in the mobile phone transmission standard that is dominant in Europe and the most widely used in the world. Our wireless products consist of:

          o Small plastic modules with embedded microprocessor chips that are inserted in mobile phones. The chips store passwords that identify users and enable secure access to wireless networks and services; and

          o Related software that enables wireless operators to manage their customer base and to provide a wide range of value-added services over their networks, including internet access, mobile commerce and banking.

         More than half of our euro 1,205 million ($1,059 million) revenues in 2000 came from sales of wireless products and services. Based on information published by Eurosmart, a European industry publication, we believe that our global market share for wireless identification modules in 2000 in terms of units sold was approximately 42%, which was significantly higher than the market share of our nearest competitor.

         The wireless communication market is entering a new phase that will encompass a range of services that go well beyond what existing mobile telephones provide, including high speed internet access and mobile commerce. These services will be made possible by new wireless transmission standards that are in the process of being licensed throughout the world. Because of its security, portability and flexibility, identification module technology has been included in the specifications for new wireless transmission standards in many regions, including Europe and most of Asia. This technology is also being considered for new wireless transmission standards in the United States, where the principal current wireless transmission standards do not use this technology.

         The microprocessor chips that we use in our wireless identification modules are capable of storing and processing data like a miniature computer. This capability allows modules or plastic cards with embedded chips to be used in a number of areas in addition to the wireless market. We believe that two of the most promising areas for chip cards are financial services and security for transactions conducted over the internet. In the financial services market, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their customers with value added services such as recording bonus points and frequent flyer miles. In the market for security for internet transactions, plastic cards with embedded chips can be used to provide secure access to computer networks and to increase the effectiveness of internet security systems.

         We have three business segments:

          o Telecommunications, which includes our wireless products and services, as well as prepaid telephone cards and other products;

          o Network systems, which includes chip card products and services in areas such as financial services, internet security, access control, identification, health care and bonus point programs; and

          o Other areas such as magnetic stripe credit cards for banks, card-based transportation access and inventory tracking products.

         In our core telecommunications and network systems activities, we provide a broad range of software and services that allow our customers to implement and manage sophisticated systems to take advantage of our technology. Our software includes card management systems that our customers can use to manage card issuance, update data, download applications and obtain customer information. Our services include customization, technical support, consulting, system design and integration and system operation.

Our Strategy

         Our goal is to capitalize on our market leading position to drive the growth of the market for wireless infrastructure products and services and to penetrate growing network systems markets such as financial services and security for internet transactions. Our strategy to meet this goal includes the following:

o Develop the potential of wireless identification module cards under new wireless transmission standards.

          o Lead the expansion of the mobile commerce market by providing products, software and services that allow wireless transactions to be conducted securely.

          o Use our technology to expand in financial services and security for internet transactions.

          o    Grow our software and services business.

          o    Expand in new markets such as the United States, China and Japan.

          o Achieve higher levels of operating efficiency through economies of scale.

          o Complement our internal growth with selective acquisitions, partnerships and joint ventures.

                                  ------------

         We are registered with the Registrar of Commerce in Luxembourg under RC No. B73145. Our registered office is located at Aerogolf Center, 1 Hohenhof, L-2633 Senningerberg, Grand Duchy of Luxembourg and our telephone number is +352-2634-6100. Our World Wide Web site address is www.gemplus.com. The information in the Web site is not incorporated by reference into this Annual Report.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

         Not applicable.

Item 3.  Key Information.

                      Selected Consolidated Financial Data

         The selected consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to our audited consolidated financial statements and notes thereto, which have been prepared in accordance with international accounting standards, commonly referred to as IAS, which differ in certain significant respects from U.S. generally accepted accounting principles, commonly referred to as U.S. GAAP. Note 30 to our audited consolidated financial statements describes the principal differences between IAS and U.S. GAAP as they relate to us, and reconciles our net income and shareholders' equity to U.S. GAAP.


                                                                             Year ended
                                                                       and as at December 31,
                                                        1996     1997     1998     1999           2000
                                                        ----     ----     ----     ----     ---------------
                                                        euro     euro     euro     euro     euro      $(1)
                                                        ----     ----     ----     ----     -----     -----
INCOME STATEMENT DATA:

Net sales...........................................     351      527      583      767    1,205     1,059
Cost of sales.......................................     244      359      383      487       751       660
                                                        ----     ----     ----     ----    ------    ------
Gross profit........................................     107      168      200      280       454       399
                                                        ----     ----     ----     ----    ------    ------
Research and development expenses...................      17       35       45       62        91        80
Reversal of research credit allowance...............      --       --       --       --       (12)      (11)
Selling and marketing expenses......................      42       68       78       97       159       139
General and administrative expenses.................      22       44       48       64        90        79
Goodwill amortization...............................       3        5        5        7        11        10
Legal reorganization expense........................      --       --       --       65        --        --
                                                        ----     ----     ----     ----     -----     -----
Operating income (loss).............................      23       16       24      (15)      116       102
Interest income.....................................       0        1        0        1        21        19
Interest expense....................................      (3)      (7)      (5)      (5)       (9)       (8)
Other income (expense), net.........................       4       (5)      12       (1)        0         0
                                                        ----     -----    ----     -----   ------    ------
Income before taxes.................................      24        5       31      (20)      129       113
Provision for income taxes..........................      (3)      (3)      (7)     (12)      (30)      (26)
                                                        -----    -----    -----    -----   -------   -------
Net income (loss)...................................      21        2       24      (32)       99        87
                                                        ----     ----     ----     -----   ------    ------
Net income (loss) per share (2).....................
   - Basic..........................................    0.08     0.01     0.08    (0.10)    0.20      0.18
   - Diluted........................................    0.08     0.01     0.08    (0.10)    0.18      0.16
Amount in accordance with US GAAP

   - Net income (loss) per US GAAP..................                1       23      (44)     (123)     (108)
   - Net income (loss) per share (2)................
     - Basic........................................             0.00     0.08    (0.14)   (0.25)    (0.22)
     - Diluted......................................             0.00     0.07    (0.14)   (0.23)    (0.20)

OTHER DATA:

Adjusted EBITDA(3)..................................      45       44       69      104       195       172
Net cash from operating activities..................      21       32       85       75        69        61
Net cash (used for) investing activities............     (51)     (93)     (41)     (74)     (266)     (234)
Net cash (used for) from financing activities...          33       82      (61)      29       818       719

BALANCE SHEET DATA:

Cash and cash equivalents...........................       7       30       18       27       636       559
Trade accounts receivable, net......................      83      150      151      201       311       274
Other current assets................................      27       43       29       46        97        86
Inventory, net......................................      63       72       56       96       174       153
Total assets........................................     356      550      495      667     1,909     1,678
Long-term debt, less current portion................      30       76       10        8         6         5
Minority interest...................................      --        3        5        9        17        15
Shareholders' equity................................     150      213      260      294     1,385     1,217
Total assets under US GAAP..........................                       500      671     1,767     1,553
Shareholders' equity under US GAAP..................                       265      298     1,243     1,092

                                                                                (footnotes on following page)

-------------

(1) Dollar amounts have been translated for convenience at the Noon Buying Rate on March 30, 2001, ofeuro 1.00 = $0.879.

(2) Basic net income per share under IAS and U.S. GAAP is calculated by dividing net income by the weighted average number of our ordinary shares outstanding during each period, in each case adjusted for a fifty-for-one share split that took place on June 21, 2000. The weighted average number of shares used in calculating the basic net income per share was 268,683,650, 298,523,800, 313,120,400 and 497,523,946 for the years ended
     December 31, 1997, 1998, 1999 and 2000. Diluted net income per share under IAS and U.S. GAAP is calculated in the same manner as basic net income per share, except that dilutive effect of the exercise of our outstanding share options and warrants is included in the determination of the weighted average number of shares outstanding for each period. The weighted average number of shares used in calculating the diluted net income per share was 281,932,050, 307,274,750, 329,982,050 and 539,256,206 for the years ended
     December 31, 1997, 1998, 1999 and 2000.

(3) Adjusted EBITDA is defined as earnings before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense and legal reorganization expense. We believe that Adjusted EBITDA is a key indicator of operational strength and performance of our business. However, Adjusted EBITDA is not a measurement of operating performance calculated in accordance with IAS or U.S. GAAP, and should not be considered a substitute for operating income or net income as a measure of profitability, or a substitute for cash flows from operating activities as a measure of liquidity, in each case determined in accordance with IAS or U.S. GAAP. Because all companies do not calculate EBITDA identically, and because our adjustments relate to a legal reorganization that is unique to our company, the presentation of Adjusted EBITDA contained herein may not be comparable to similarly entitled measures of other companies.



           EXCHANGE RATE INFORMATION AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System

         The French franc is a constituent currency of the euro. Its rate of exchange against the euro has been fixed at euro 1 = FF 6.55957. Against currencies other than its constituent currencies, the euro (and therefore the French franc) has free-floating exchange rates, although central banks sometimes try to confine short-term exchange rate fluctuations by intervening in foreign exchange markets.

         The French franc was previously part of the European Monetary System exchange rate mechanism. Within the European Monetary System, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the Treaty on European Union negotiated at Maastricht, The Netherlands, in 1991 and signed by the then twelve European Union Member States in early 1992, the European Monetary Union, with a single European currency under the monetary control of the European Central Bank, superseded the European Monetary System. On January 1, 1999, the last stage of the European Monetary Union came into effect, with the adoption of fixed exchange rates between national currencies and the euro. The currencies of the following eleven member states are initially constituents of the euro: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. We have adopted the euro as our reporting currency.



Exchange Rates

         The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc from 1996 through 1998, expressed in French francs per U.S. dollar, and for the euro for 1999, 2000 and for 2001 through June 26, 2001 expressed in euros per U.S. dollar. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). We provide the exchange rates below solely for your convenience. We do not represent that French francs or euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro.


                                                     French francs                              Euros
                                          ----------------------------------     ---------------------------------
                                          Period-                                Period-
                                           end      Average                       end      Average
                                           Rate     Rate(1)    High      Low      Rate     Rate       High      Low
                                          ------   -------   -------    -----   -------    -----    ------    ------
1996..................................     5.19      5.12      5.29     4.90        --       --        --       --
1997..................................     6.02      5.85      6.35     5.19        --       --        --       --
1998..................................     5.59      5.90      6.21     5.39        --       --        --       --
1999(2)...............................     6.51      6.16      6.56     5.49      1.00     0.94      1.00     0.84
2000(2)...............................     6.99      7.13      7.93     6.35      1.07     1.09      1.21     0.97
2001

   January............................       --        --      7.15     6.89        --       --      1.09     1.05
   February...........................       --        --      7.21     6.95        --       --      1.10     1.06
   March..............................       --        --      7.48     7.02        --       --      1.14     1.07
   April..............................       --        --      7.41     7.28        --       --      1.13     1.11
   May................................       --        --      7.74     7.35        --       --      1.18     1.12
   June (through June 26, 2001).......       --        --      7.80     7.61        --       --      1.19     1.16


-----------------------

(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

(2) The Federal Reserve Bank of New York stopped publishing Noon Buying Rates for the French franc on January 15, 1999. Noon Buying Rates for French francs for periods subsequent to January 15, 1999 have been calculated by applying the fixed exchange rate of FF 6.55957 per euro 1.00 to the Noon Buying Rate for euros.

         Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euros to U.S. dollars in this Annual Report are based on $0.879 per euro, the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 30, 2001. On June 26, 2001, the Noon Buying Rate was $0.862 per euro.


                                  Risk Factors

                          Risks Related to Our Business

If the recent slowdown in the wireless communications industry continues, our business might not grow as much or as profitably as we hope.

         Our business is significantly affected by trends in the wireless communications industry because a substantial portion of our revenues is derived from sales of wireless products and services, which accounted for approximately 57% of our revenues in 2000. Although the wireless communications industry has experienced tremendous growth in the past few years, demand for wireless products and services has recently declined, particularly in Europe and the United States, resulting in lower-than-expected sales in the first quarter of 2001. Because we typically earn our highest margins from sales of wireless products, reduced demand for wireless products may also affect our profitability. In addition, a slowdown in the wireless industry may also delay the introduction of new standards and technologies, which limits our ability to increase our profitability through the introduction of new products and services. If the slowdown in the wireless industry continues, our business may not grow as much or as profitably as we have projected.

The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business might not grow as much or as profitably as we hope.

         Many of the markets that we target for our future growth are currently small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope. For example:

          o We are seeking to grow by taking advantage of the development of new markets for wireless communications products and services, including mobile commerce, mobile banking and mobile internet services. These markets are only just starting to develop. In recent months, these markets have experienced slowdown in investment levels, and companies in these markets have had limited access to capital.

          o We are also developing chip card products and services for the financial services market. Except in France, chip card technology has not been widely adopted by the financial services industry, largely due to the cost of the necessary infrastructure, the lack of internationally compatible standards and the relatively limited capabilities of all but the newest chips.

          o We are investing in internet security products and services, but so far we have not deployed our systems on a widespread basis. So far, our businesses in all of these markets represent start-up operations, and we do not know whether these operations will be successful. The development of these markets will depend on many factors that are beyond our control, including the factors that are discussed below.

If chip card technology is not adopted in new wireless transmission standards and infrastructure, and in the financial services and computer industry, we may lose some of our existing customers and our business might not grow as much or as profitably as we hope.

         Our ability to grow depends significantly on whether government and industry organizations adopt chip card technology as part of their new standards. If these organizations do not adopt chip card technology, then we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base.

         In order for us to achieve our growth objectives, chip card technology must be adopted in a variety of areas, including:

          o wireless communication devices, which currently are not equipped with external readers that would allow credit and debit chip cards to be used for mobile commerce payments;

          o bank credit and debit card systems, which in most countries have traditionally relied on magnetic stripe cards as their principal technology;

          o the new wireless transmission standards to be adopted in the United States;

          o computer equipment, which must include chip card readers as standard equipment if the use of chip cards for internet and other applications is to become common; and

          o    widely used information technology security systems.

         The decisions of the standard setting bodies that will decide whether to adopt chip card technology are likely to be based on factors such as:

          o the cost of adopting chip card technology relative to alternative systems,

          o    the degree of security provided by chip card technology,

          o the development of competing technology to provide security and value added services,

          o the relative ease or difficulty of implementing chip card technology, and

          o whether chip card technology becomes generally accepted by businesses and consumers.

We need to develop our position as a provider of software and services to earn high margins from our technology.

         The increasing sophistication of chip card technology places a premium on providing innovative software, systems and services to customers, in addition to manufacturing and supplying chip cards. While we have had some early success positioning ourselves as a provider of services and systems and substantially increased our software engineering staff, we cannot be sure that we will continue to be successful with this strategy, or that we will be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce attractive margins in the future. A significant portion of the value of chip card technology lies in the development of operating systems and applications that will permit the use of chip cards in new markets. In contrast, the margins involved in manufacturing and selling chip cards can be relatively small, and might not be sufficient to permit us to earn an attractive return on our development investments.

Some of our manufacturing facilities are currently running at less than full capacity, and our plan to restructure our manufacturing operations worldwide to address this problem may not succeed.

         Currently, some of our chip card manufacturing facilities in Europe, which typically generate higher costs than our other manufacturing facilities around the world, are not running at full capacity as a result of the slowdown in the wireless communications industry, which increases our operating costs. To reduce these manufacturing variances, we have announced a plan to restructure our manufacturing operations worldwide, including the closure of our factory in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. While we believe that this restructuring will restore our higher-cost manufacturing facilities to full capacity, we cannot be certain that we will be able to convert our capacity successfully or at a reasonable cost.

If we fail to obtain adequate supplies of microprocessor chips, a key component in our technology, we will not be able to expand our production and our business may not grow as much or as profitably as we hope.

         Our technology is based principally on microprocessor chips, on which we load software that we sell to our customers. If we are not able to secure adequate supplies of chips, we will not be able to expand our production, and our revenues will suffer. Supply problems affecting the newest generation of chips would impact our margins, because those chips typically generate our highest margins.

         The increasing demand for microprocessor chips in recent years has outpaced the capacity of the industry to produce chips, resulting in shortages and price increases. The growth of our business has in recent years been faster than our forecasts, exacerbating the chip supply shortage. Our suppliers shipped only approximately 90% of the chips that we ordered in 2000. More recently, reduced demand has resulted in our inventory levels being higher than optimal. Although these shortages have lessened in recent months due to lower market demand and higher inventory levels, if demand increases, we may again encounter shortfalls in the supply of microprocessor chips.

         We typically order our microprocessor chips six months in advance from existing suppliers and twelve months in advance from new suppliers, based on our forecast demand for chips. In the past we have relied on a limited number of chip suppliers to meet our demands, which increased our exposure to supply shortfalls due to production constraints of our suppliers and worldwide chip shortages. In 2000, we purchased approximately 70% of our microprocessor chips from two suppliers, Infineon and STMicroelectronics. Although we have diversified our chip suppliers to address these risks, we cannot be certain that all of our chip suppliers will be able to meet our quality or timely delivery standards, particularly if there is an industry-wide chip shortage. In some cases, we may also decide to provide financing for the expansion of a chip supplier's capacity by pre-purchasing chips, exposing us to the supplier's credit risk, if we consider the pre-purchase of chips necessary to secure an adequate supply of chips in the future.

If we are unable to keep up with rapid changes in chip card technology, our existing products and services could become obsolete.

         The market for our products and services is marked by rapid technological change, frequent new product introductions and chip card technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to chip card technology and to satisfy the increasingly sophisticated requirements of our clients. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change may cause us to lose our existing customer base.

         The process of developing our products and services is extremely complex and requires significant continuing development efforts. Our investments in research and development are considerable and are likely to increase. In order to earn an adequate return on these investments, we need to expand our sales significantly.

We may have difficulty managing our growth.

         We have experienced rapid growth in recent years, and our strategy targets substantial additional growth. If we continue to grow at the same or faster pace as we have recently, this growth may make it difficult to maintain appropriate controls, consistency and coordination throughout our organization. Our future operating results depend in part on the ability of our officers and key employees to continue to implement and improve our operational and financial control systems and to hire, expand, train and manage our employees. In 1997, we experienced difficulties with our operational and financial control systems because of our rapid growth, and our operating margins suffered. While we have implemented new and improved control systems, we cannot be certain that these systems will be effective, or that they will enable us to manage our continued growth. If we are unable to manage our growth effectively, our financial condition and operating results could suffer.

Our business organization is undergoing rapid change, including new senior management and a large, new staff of software engineers, all of whom need to integrate themselves in our business effectively.

         Several members of our management team are new, including our Chief Executive Officer. If these individuals are unable to effectively integrate themselves into our business or work together as a management team, we may not be able to manage our business effectively. In addition, our global business strategy for our operations has recently been developed, and if our management team is unable to effectively implement our new strategy, we may not be able to achieve strong growth or profitability.

         Our software development staff has also grown from 312 engineers as of December 31, 1997 to 924 engineers as of December 31, 2000. Our business is highly dependent on the ability of our software development team to work together, and to work with our commercial staff, to meet rapidly changing market demands and contribute to our growth.

         In addition, our future success depends upon the continued service of our executive officers and other key personnel and none of our officers or key employees is bound by an employment agreement for any specific term. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be harmed.

Future acquisitions may adversely affect our business.

         Our strategy to achieve growth anticipates significant acquisitions of businesses that are complementary to our own. We might announce potential acquisitions at any time. Future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of equity securities, to incur debt and to incur amortization expenses related to goodwill and other intangible assets. Acquisitions involve numerous other risks, including difficulties in integrating the operations, technologies and products acquired and the employees of the acquired businesses, the diversion of management's attention from other business concerns, the risk of entering geographic markets in which we have no prior experience, and the potential loss of key employees.

Our quarterly financial results fluctuate and are difficult to predict, and if our future results are below the expectations of investors, the price of our shares and ADSs may decline.

         Our quarterly operating results have varied substantially from quarter to quarter, and we anticipate that this pattern will continue, particularly as we develop our products and services in new markets. This variability makes it difficult to use our quarterly results of operations as an indicator of possible trends.

         Although these quarterly variations are a historical part of our business, they could affect the market price of our shares or ADSs. In particular, if our results of operations in any quarter are below the expectations of investors, the trading price of our shares or ADSs will likely decrease materially.

         In addition to general economic factors and factors that affect companies generally, a number of factors specific to us are likely to cause quarterly variations, including:

          o the mix of products and services that we are able to provide, including in particular whether we are able to increase our higher margin product and services, such as those we provide in the wireless communications market, as a percentage of our sales;

          o the geographical mix of our sales, including the relative extent of our growth in countries where our products and services are sold at the most attractive prices;

          o costs related to possible acquisitions of technology or businesses, including costs related to the integration of acquired businesses into our operations; and

          o success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including operating systems developers, systems integrators and other implementation partners.

Because the highest portion of our revenues is usually earned in the fourth quarter of each year, factors that have an impact on the fourth quarter will disproportionately affect our results of operations.

         We have historically earned a large share of our revenues in the fourth quarter of each year. Because of the seasonality of our operating results, negative developments in the fourth quarter of any year would be likely to have a disproportionate impact on our overall operating results for that year. From 1998 to 2000, between 32% and 34% of our revenues were earned in the fourth quarter. We believe this is due to:

          o significant promotions typically conducted by wireless communications operators during the Christmas season, resulting in higher sales of wireless identification modules,

          o the implementation, upgrading and maintenance of access control systems by ski resorts at the beginning of the peak ski season, and

          o provisions in a large part of our sales contracts requiring delivery of products to customers prior to the end of the year, as our sales force receives commissions based in part on annual sales targets.

         In contrast, the first quarter is typically the slowest quarter for us, and in many previous years we have incurred operating losses in the first quarter, even when the year as a whole was profitable.

The time from our initial contact with a customer to a sale is long and subject to delays, which could result in the postponement of our receipt of revenues from one accounting period to the next, increasing the variability of our results of operations.

         The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer's decision to purchase our products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. We cannot assure you that this significant expenditure of time and resources will result in actual sales of our software and services.

If our products contain defects or if we make errors in providing services, we could lose customers and revenue and become subject to costly claims.

         Complex chip card based products such as ours can contain errors and defects, particularly when first introduced or when new versions or enhancements are released. Similarly, our services involve sophisticated decisions that result in our customers making significant investments and changes to their business organizations. Serious defects or errors in our products or services could result in lost revenues or a delay in market acceptance and would be detrimental to our reputation, which would harm our business, operating results and financial condition.

         Defects or other performance problems in our products and services could also result in financial or other losses to our customers, in which case our customers could seek compensation for losses from us. If these kinds of claims were to occur, they could be time consuming and costly to defend and could harm our reputation, which could result in a loss of our customers and a decrease in our revenues. Although our sales and services agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could limit the effectiveness of these limitation of liability provisions.

If our strategic relationships terminate, we may lose important sales and marketing opportunities.

         We have established strategic relationships with telecommunications carriers, operating systems and security software developers, financial institutions and several government agencies and organizations. These organizations are not obligated to continue their relations with us, and could terminate those relations at any time to work instead with our competitors or if they terminate their programs that use our products and technology. If our strategic relationships were terminated, we might lose important sales and marketing opportunities. These relationships expose our products and services to many potential customers to which we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with access to third-party service providers that our customers can use for implementation assistance.

Challenges to our intellectual property rights could cause us to incur costly litigation and, if we are not successful, could result in our losing a valuable asset and market share.

         Our success depends, in part, upon our proprietary technology and other intellectual property rights. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. We regularly prepare patent applications for technology related to our chip cards, but we cannot assure you that these applications will be successful. Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any inability to protect intellectual property rights in our technology could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of France or the United States. Our means of protecting our intellectual property rights in France, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe on their intellectual property rights, we might be required to incur significant costs and to devote substantial resources to the defense of such claims.

We might be forced to change our product and service offerings or to pay higher costs if the third-party technology that we use in our products changes or if the price of such technology increases.

         Most of our products integrate third-party technology that we license or otherwise obtain the right to use, including:

          o operating systems, such as JavaCard systems and Windows for Smart Cards,

          o security and cryptography technology for card operating systems, which prevents unauthorized parties from tampering with our cards,

          o dual interface technology, which enables cards to operate in both contact and contactless mode, and

          o public key infrastructure technology that is used for e-business security.

         Technology providers frequently change their products and stop supporting old versions of their products. We do not know whether we will be able to adapt our products and services to accommodate changes in the third party technology that we use. If not, we might have to change the features of our products and services or to discontinue some or all of them. Sometimes changes in technology are accompanied by significant price increases, which would increase our costs if they were to occur.

We have multinational operations that are subject to risks inherent in international operations, including currency exchange rate fluctuations.

         We conduct our business throughout the world, including in many countries outside the United States and the European Union. As a result, we are subject to a number of political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations, particularly in relation to the U.S. dollar, the British pound, the Chinese remnibi and the Singapore dollar.

         In 2000, we earned 15% of our revenues in the People's Republic of China, and we expect to continue to earn a material portion of our revenues in the People's Republic of China. Conducting business and manufacturing activities in the People's Republic of China is subject to special risks that do not arise in other countries, including:

          o the failure to adopt, or the adoption of inconsistent or ineffectual, market-oriented economic reforms by the government;

          o uncertainties regarding the interpretation and enforcement of laws and regulations; and

          o the devaluation of the local currency or the imposition of restrictions on currency conversion.

                          Risks Related to Our Industry

Our markets are highly competitive and competition could harm our ability to sell products and services and could reduce our market share.

         The market for chip card products and services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows and as chip card technology begins to converge with the wireless communications and information technology industries. We may not be able to compete successfully against current or future competitors. The competitive pressures facing us may harm our business, operating results and financial condition.

         Our current principal competitors include, among others, chip card product and service providers such as Schlumberger, Giesecke & Devrient, Oberthur and Orga. As the market for chip card products and services in the wireless, financial services and internet security industries grows, and as these markets converge, we may experience competition from companies that are currently our suppliers, customers and strategic partners, including:

          o operating system developers, such as Microsoft, Sun Microsystems and Multos;

          o electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA, Certicom and Verisign;

          o wireless device manufacturers such as Nokia, Ericsson and Motorola;

          o    systems integrators such as IBM and EDS;

          o electronic chip manufacturers, such as STMicroelectronics, Infineon, Phillips and Atmel; and

          o wireless infrastructure software providers, such as Phone.com, Sonera SmarTrust and Aether Systems.

         Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future chip card products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market shares which in turn could harm our business, operating results and financial condition.

If the internet and other communications networks do not expand as a commerce and business medium, then our business might not grow as much or as profitably as we hope.

         We are investing heavily in the development of chip card payment and security products and services for internet commerce and mobile banking and commerce. Our growth will suffer if the use of the internet for commercial transactions does not grow, or if wireless devices do not become an accepted method of accessing the internet for commercial transactions.

         The acceptance and use of the internet and wireless communications networks for internet commerce, mobile banking and mobile commerce could be limited by a number of factors, including:

          o    inadequate development of network infrastructure,

          o    inconsistent quality of service,

          o    lack of cost-effective, high-speed service,

          o concerns about transaction security and fraud or theft of stored data and information communicated on the internet and wireless communications networks,

          o increased governmental regulation and taxation of transactions conducted over the internet and wireless communications networks, and

          o delays in development or adoption of new standards or protocols to handle increased levels of activity.

         In addition, companies and government agencies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt new internet-based or wireless-based methods.

Future regulations could be enacted that either directly restrict our business or indirectly affect our business by limiting the growth of internet and mobile commerce.

         Our products and services are sold in numerous markets around the world, each of which imposes regulations affecting our operations, including product controls, trade restrictions, tariffs and charges, and labor and other social controls. Many countries impose regulatory restrictions or bans on the use or transfer of cryptography, which is an essential part of our chip card products and services. Regulation of the internet in general and of e-commerce and mobile commerce in particular is largely unsettled. As internet and mobile commerce evolves, we expect that various governmental entities will adopt regulations covering issues such as user privacy, consumer fraud, pricing, content and quality of products and services and the use of cryptography. If enacted, such laws, rules or regulations could increase the costs or administrative burdens of doing business using the internet and wireless communications networks and cause companies to seek an alternative means of transacting business. The limitations on the use and transfer of cryptography and the enactment of laws increasing the cost or burdens of using the internet or wireless communications would limit the market for our products and services.

New developments may render chip card encryption technology inadequate or ineffective.

         Chip cards use cryptographic technology to secure transactions and exchange of confidential information. Each chip card is equipped with its own private key that is required to encrypt and decode messages through the application of algorithms. The security afforded by this technology depends on the integrity of a user's private key and the complexity of the algorithms used to encrypt and decode information. Any significant advance in techniques for attacking cryptographic systems, including the successful decoding of cryptographic messages or the misappropriation of private keys, could result in a decline in the security of our technology and affect the market's acceptance of or demand for our products.

                 Risks Related To Trading of Our Shares and ADSs

Technology-related stock prices are especially volatile, and this volatility may depress our stock price.

         Irrespective of the volatility of the stock market overall, the market price of our shares and ADSs is likely to be highly volatile, as the market for technology companies has recently been highly volatile and many have recorded lows well below their historical highs. Investors may not be able to resell their shares or ADSs following periods of high volatility in the event that trading of our shares or ADSs were to be suspended by the exchanges on which they trade.

Because several existing stockholders own a large percentage of our voting stock, other stockholders' voting power may be limited.

         Our executive officers, directors and their affiliates beneficially own or control approximately 21.0% of our shares (excluding shares held by Texas Pacific Group and its affiliates) and have options to acquire an additional 3.7% of our shares. In addition, Texas Pacific Group and the Quandt family own or control 25.6% and 18.6% of our shares, respectively, or 21.2% and 15.4% on a fully diluted basis, respectively. If some or all of such persons act together, they will have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

The exercise by our officers, directors and employees of outstanding options could result in an immediate and substantial dilution of our net tangible book value per share from the price paid for our shares or ADSs.

         In 2000, we issued a significant number of stock options to our officers and directors as part of their compensation packages. In addition, many of our officers, directors and employees hold outstanding options as beneficiaries under the stock option plans previously adopted for Gemplus S.A., our main operating subsidiary, and these options may be contributed to our company from time to time in exchange for options of our company. We also granted stock options pursuant to a new stock option plan we adopted in 2000 to provide for the grant of stock options to our employees. Upon the exercise of these outstanding options, holders of our shares or ADSs could experience an immediate and substantial dilution of the net tangible book value per share from the price paid for our shares or ADSs. See "Item 6. Directors, Senior Management and Employees--Compensation of Directors and Principal Executive Officers" and "--Stock Options" for a discussion of the number of outstanding options and our stock option plan.

The substantial number of shares that will be eligible for sale in the near future may cause the market price of our shares or ADSs to decline.

         At the time of our initial public offering in December 2000, we signed an underwriting agreement with a lock-up provision that generally prevents us from offering or selling, directly or indirectly, any shares or ADSs or any securities convertible into or exchangeable or exercisable for shares or ADSs for a period of 180 days from the date of our initial public offering. In addition, at the time of our initial public offering, several of our directors and executive officers and several of our stockholders, representing in aggregate approximately 81% of the shares outstanding after the offering, signed lock-up agreements that generally prevent them from offering or selling, directly or indirectly, any shares or ADSs or any securities convertible into or exchangeable or exercisable for shares or ADSs for periods ranging from 180 to 365 days from the date of our initial public offering. Following the expiration of these lock-up agreements, a substantial number of shares will be eligible for sale in the public market, which could adversely affect prevailing market prices of our ordinary shares and ADSs and could impair our future ability to raise capital through an offering of our equity securities.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements in this Annual Report constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Annual Report include, but are not limited to, the risk factors set forth under "Item 3. Key Information--Risk Factors" and elsewhere in this Annual Report.

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Item 4.  Information on the Company.

                     History and Development of the Company

         Our business was founded in 1988 by Dr. Marc Lassus, our current Chairman, who pioneered chip card technology while working for Motorola and SGS-Thompson in the early 1980s. We started our chip card operations in 1988 as a major supplier of pre-paid phonecards in France and abroad. Because of our leading position in the phonecard market during the 1990s, we developed strong ties with the telecommunications industry and, as a result, pioneered the development of chip card technology for wireless communications. We actively participated in industry-wide efforts to develop new digital wireless communications standards and technologies, particularly the GSM transmission standard.

         Our business was originally conducted through a French limited partnership known as Gemplus SCA. In December, 1999, we merged Gemplus Associates, the general partner of Gemplus SCA, into Gemplus SCA and transformed the surviving entity into a French corporation, Gemplus S.A. In February 2000, we reorganized our corporate structure through the contribution of all of our operations into a new holding company, Gemplus International S.A., a Luxembourg corporation created in December 1999. Gemplus International S.A. was capitalized with the contribution by the shareholders of Gemplus S.A. of substantially all of the shares of Gemplus S.A. in exchange for shares of our capital stock. As a result of these transactions, our company holds 93.0% of the outstanding shares of Gemplus S.A., which is our main operating subsidiary. Texas Pacific Group became a shareholder of our company at the time of its equity contribution in February 2000. Gemplus International S.A. completed an initial public offering of its ordinary shares, in the form of ordinary shares and ADSs, in December 2000.

         Gemplus International S.A. is organized under the laws of the Grand Duchy of Luxembourg. Our company's registered office is located at Aerogolf Center, 1 Hohenhof, L-2633 Senningerberg, Grand Duchy of Luxembourg. Our agent for U.S. federal securities law purposes is Gemplus America Inc., located at 3 Lagoon Dr., Suite 300, Redwood City, CA 94065.

                                Business Overview

Overview

         We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure communications and transactions. Our wireless products and services are used in GSM mobile phone systems. GSM is the mobile phone transmission standard that is dominant in Europe and the most widely used in the world. Our wireless products consist of:

          o Subscriber identification modules or SIM cards, which are small plastic modules with embedded microprocessor chips that are inserted in mobile phones. The chips store passwords that identify users and enable secure access to wireless networks and services; and

          o Related software that enables wireless operators to manage their customer base and to provide a wide range of value-added services over their networks, including internet access, mobile commerce and banking.

         More than half of our euro 1,205 million ($1,059 million) revenues in 2000 came from sales of wireless infrastructure products and services. Based on information published by Eurosmart, a European industry publication, we believe that our global market share for wireless identification modules in 2000 in terms of units sold was approximately 42%, which was significantly higher than the market share of our nearest competitor.

         We have three business segments:

          o Telecommunications, which includes our wireless products and services, as well as prepaid telephone cards and other products;

          o Network systems, which includes chip card products and services in areas such as financial services, e-business security, access control, identification, health care and corporate loyalty programs, such as frequent flyer programs; and

          o Other areas such as magnetic stripe plastic cards for banks, card-based transportation access and inventory tracking products.

         In our core telecommunications and network systems activities, we provide a broad range of software and services that allow our customers to implement and manage sophisticated systems to take advantage of our technology. Our software includes card management systems that our customers can use to manage card issuance, update data, download applications and obtain customer information. Our services include customization, technical support, consulting, system design and integration and system operation.

Our Strategy

         Our goal is to capitalize on our market leading position to drive the growth of the market for wireless infrastructure products and services and to penetrate growing network systems markets such as financial service and e-business security. Our strategy to meet this goal includes the following:

          o Develop the potential of identification module cards under new wireless transmission standards. We intend to take full advantage of our position as the market leader in SIM card products and services for GSM mobile communications to lead the expansion of the role of our technology in new wireless standards. We believe that our technology can play a major role in enabling wireless operators to provide their customers with secure access to a greatly expanded level of service under the new transmission standards. We are actively seeking to exploit our market leading position by developing and marketing technology and products and services that will allow our customers to take advantage of new wireless capabilities, and by leading the groups that define industry standards for identification module technology.

          o Lead the expansion of the mobile commerce market by providing products, software and services that allow wireless transactions to be conducted securely. We believe that security is a key element for the development of a vigorous mobile commerce market, meaning the market for transactions conducted over mobile devices. We offer our customers flexible and portable products and services that create an ideal platform for secure mobile commerce and mobile banking transactions by providing technology for the authentication of parties, the encryption of information and the non-repudiation of transaction terms.

          o Take advantage of our technology to lead in the financial services and e-business security markets. We are actively developing our technology for new applications in markets where the security, portability and flexibility of our technology adds value, including:

               o Financial Services. Using our close relationships with major credit card systems and banks, we are developing chip cards that offer a higher degree of security and fraud protection than magnetic-stripe cards, multi-application cards that banks can use to offer new value-added services to their customers and software and services that permit banks to offer secure mobile banking services.

               o E-Business Security. We are working actively with our customers to design software, systems and services based on chip card technology to enable our customers to control access to computer networks, exchange information securely with trading partners and conduct business over the internet, all of which we call e-business security. We are working with the leading associations in the development of security technology to permit our security products and services to be able to operate effectively with all of the principal security technology systems.

          o Grow our software and services business. We are developing a range of new software and services to enable businesses to implement and manage our technology effectively. We develop customized card management software for our customers, and we are expanding our software offerings to include applications management and customer relationship management functionality. We also provide a full range of services that allow our customers to take the maximum advantage of our technology, including customization, maintenance and technical support, consulting, system design and integration and outsourced operation of chip card systems.

          o Expand in new geographic markets such as the United States, China and Japan. We intend to take advantage of our technology leadership and our extensive global network to expand our business in promising markets, including the United States, China and Japan. We expect that the market for chip card products and services will grow significantly in these countries in the medium-term.

          o Achieve higher levels of operating efficiency through economies of scale. We intend to enhance our operating efficiency by developing product and service platforms that can be used in multiple markets, and by improving our manufacturing efficiency through closer inter-site coordination, higher equipment utilization and reduction of manufacturing variances. We are also rationalizing our manufacturing operations by diversifying our supplier base, locating our new core manufacturing activities in lower-cost regions and outsourcing our non-core manufacturing activities.

          o Complement our internal growth with selective acquisitions, partnerships and joint ventures. While we expect that our growth strategy will be largely realized internally, we are actively seeking strategic acquisitions, partnerships and joint ventures to complement our internal growth by giving us access to key technology, know-how or markets. We have historically used this strategy successfully, including:

          o The acquisition of DataCard's magnetic-stripe and personalization operations in the United States and Europe in 1995, which has given us access to major U.S. and European financial institutions that we believe will be active in adopting chip card technology;

               o The acquisition in 1997 of SkiData AG, which develops innovative contactless technology and provides system integration services for access control systems;

               o The creation in 1998 of Certplus S.A., a French joint venture between VeriSign, MCN Satellite Holding, Transpac and ourselves, which develops security products and services and provides authentication and certification services for e-business systems;

               o The acquisition in 1999 of Oldenbourg Daten System, a German bank card manufacturer, which has enhanced our position in the German financial services market;

               o The acquisition in 2000 of SLP Infoware Inc., a leading provider of predictive customer relationship management software, which has provided us with software expertise in customer relationship management; and

               o The acquisition in 2000 of Celocom Limited, a global provider of public key infrastructure products and software that enable secure network access and communications and e-commerce, which will allow us to accelerate the development of our internet business security products and software.

Technology Overview

         Chip Card Technology

         Our products and services are part of a class of technology that involves small modules or cards known as chip cards or smart cards. Chip card technology has evolved significantly since chip cards were first introduced in France in the 1970s. Our founder, Dr. Marc Lassus, was instrumental to the initial development of chip cards, and since our inception in 1988 we have played and continue to play an important role in the evolution of chip cards and related applications.

         Chip cards are small plastic cards that contain embedded electronic chips. There are two major categories of chip cards:

          o Memory cards, which contain chips that provide only secure storage of data and values, which can be modified at a special reading terminal. Memory cards are used for single applications that do not require sophisticated data processing functions, such as prepaid phone cards and loyalty cards.

          o Microprocessor cards, which contain chips that are capable of storing and processing data like a miniature computer and transferring processed data to a network reader. The most sophisticated new chip cards, such as identification modules used in wireless communications, are all microprocessor cards.

         Chip card technology is developing rapidly, with the capability of chips to conduct sophisticated operations continually expanding. Some of the most important recent technological developments in chip card technology include:

          o The development of operating systems for microprocessor chips that allow customers to load multiple applications on a single card, allowing them to offer their customers several functions on the same card. For example, a single multi-application card can be used for physical access, as a debit or credit card, to store frequent flyer points and to provide authentication for internet transactions.

          o The development of open standards for chip card operating systems. These operating systems contain an embedded virtual machine or interpreter that interacts with the operating system, and an Application Programming Interface to execute applets, which are miniature software programs. The Application Programming Interface allows software programmers to design new applets in a standardized format, without reference to the technical specifications of the virtual machine, improving ease of use and programming time. Microprocessor chips based on open operating systems are interoperable, meaning that software programmers can create new applications based on a standard language or protocol, which can be used on the chip cards of any manufacturer. The most widely used open standards today are JavaCard, an operating system for chip cards developed by Sun Microsystems, Windows for Smart Cards, developed by Microsoft, and Multos, developed by a consortium of financial and other institutions led by MasterCard International.

          o The development of sophisticated card management software for chip cards, which helps customers use new chip card capabilities by enabling them to manage their cards remotely, and to update, download and install new information or applets as they become available without replacing the card. The new software capabilities have also created a demand for system design, integration and management services that allow card technology companies to develop closer ties with their customers.

          o Significant advances in the memory structure and capacity of microprocessor chips with the development of silicon-based flash technology, which enables microprocessor chips to store up to 2 megabytes of data. The larger memory capacity permits customers to use microprocessor chips to process vastly more information, conduct more sophisticated operations and load a higher number of applications. In addition to greater memory capacity, the flash chips give card manufacturers increased flexibility to modify the chip operating system.

          o The development of chip cards designed to work with the most sophisticated emerging security technologies, such as public key infrastructure systems. Cards with public key infrastructure capability can be offered to customers requiring the highest level of security, such as companies that conduct business over the internet, and banks implementing mobile payment systems.

         A chip card is used by placing it in a reader that can access and modify the data stored on the card and, in the case of microprocessor chip cards, transfer information from and to the card and allow the applets stored on the card to interact with software applications that run on the network operator's central computer. In many cases, the user activates the card each time the card is used with an authentication mechanism, such as a PIN code or, in the case of some of the more recent cards, biometric authentication devices such as an electronic fingerprint reader or a retina scanner. The more sophisticated the activation mechanism, the greater the degree of security associated with the card.

         Some chip cards contain an embedded antenna that allows the chip to interact remotely with the reader from a specified distance, without being physically inserted in the reader. This contactless chip technology allows chip cards to be deployed in a large number of access-based services where speed and security are essential, such as transportation, public tolls and controlled access to parking areas, resorts, events and attractions.

         We believe that chip card products and services include features that are highly attractive in the market for sophisticated wireless, financial, internet business security and other services. The features we believe are most significant include:

          o Security. Chip cards are capable of storing long, complex algorithms that can be used to identify a user or to encrypt information, such as a digital certificate. Because a user needs both a card and an activation mechanism, such as a PIN, to use a card, security is not compromised by either the loss of a card or the communication of a PIN. As a result, chip cards can be used to authenticate mobile and electronic commerce transactions, significantly reducing the incidence of fraud. In addition, microprocessor chips contain sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the card.

          o Portability. Chip cards can be easily transferred from one device to another. As a result, a mobile phone subscriber can purchase a new phone without changing his service subscription, a feature that mobile phone operators find attractive as it reduces customer churn. Similarly, a chip card used to authenticate the user of a company's computer network can be inserted into any computer equipped with a reader, so the user is not limited to a particular computer.

          o Flexibility. The newest chip cards can carry and run multiple applications that can be updated remotely without the need to replace the card. This increases the flexibility of banks and corporations to use chip cards as customer management tools by changing applications in response to changes in product offerings or customer preferences and to offer multiple services on a single platform, such as wireless, banking, payment and loyalty applications.

         Despite these advantages, chip card technology has not been widely deployed in some areas, particularly financial services. This is primarily because chip card systems can be costly to install and implement because of the large number of chip card readers that need to be deployed to enable the widespread use of chip cards. See "Item 3. Key Information--Risk Factors--Risks Related to Our Business--The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business might not grow as much or as profitably as we hope."

         Use of Chip Card Technology in Wireless Communications

         Currently, one of the largest uses for chip card technology is in wireless communications. Because of the security and flexibility provided by chip cards, wireless network operators that use chip cards are able to offer secure communications and transactions over mobile phones to their customers.

         Wireless Transmission Standards

         Wireless communications networks use several technological standards to transmit data signals. Identification module technology is currently used in the most widely used transmission standard, which is known as the Global System for Mobile Communications, or GSM. The GSM standard is dominant in Europe and widely used in Asia, but less present in the United States.

         The identification modules used in GSM mobile telephones are known as subscriber identification modules, or SIM cards. The SIM card is the size of a small coin and includes a microprocessor chip. It is placed in a slot inside the mobile telephone. According to Eurosmart, a European chip card industry publication, approximately 370 million SIM cards were sold in 2000.

         The wireless industry is in the process of adopting new standards that will provide better data transmission capacity to accommodate new services such as fast internet access. The new standards are commonly referred to as third generation standards, because they represent the third major type of technology used for wireless communications.

         All of the third generation standards include identification module technology similar to that used in SIM cards, but with significantly greater processing capacity and enhanced security features. In the third generation standard adopted in Europe and much of Asia, the identification module technology will be incorporated in a removable card, just as it is under the GSM standard.

         In the United States and some other countries, the third generation identification module technology can be incorporated in either a removable card or in the telephone handset. The wireless industry in the United States has not yet announced whether it will adopt removable card technology, although some wireless operators have announced that they are considering migrating their networks to the European standard, which does use removable cards. Whether removable cards become widely used as identification modules in the United States will have a significant impact on the demand for removable cards.

         Because it will take several years to deploy the necessary infrastructure for third generation wireless standards, the wireless industry has adopted interim standards that support higher transmission capacity based on existing second generation technology. The interim standards, which are known as 2.5G standards, will incorporate identification module technology. Like the third generation standards, the identification module technology can be included in a removable card or in the telephone handset. The 2.5G standard adopted in Europe, China and South Korea will use removable card identification module technology, while in the United States the decision has not yet been made.

         The following table summarizes the principal second generation, 2.5G and third generation transmission standards, indicating the principal geographical regions where they are used or will be used, and whether they incorporate removable identification module technology. Some countries use more than one standard, and thus are listed in more than one place in the table.

                                                                    Use of Removable Card Identification
Transmission Standard                    Principal Regions          Modules
------------------------------------------------------------------------------------------------
Second Generation

GSM                          Europe, Asia (including China),
                             several regions in the United States   Yes
CDMA                         United States, China                   No
TDMA                         United States                          No

2.5G

GPRS (based on GSM)          Europe, most of Asia                   Yes
CDMA-One (based on CDMA)     United States, China, South Korea      Yes in China and South Korea, no
                                                                    decision in United States

Third Generation

W- CDMA (based on GSM)       Europe, Asia (including Japan),
                             United States                          Yes

CDMA2000 (based on CDMA)     United States, Asia                    No decision

         Wireless Internet and Data Access

         A principal reason for the development of new, broadband transmission standards is to facilitate high speed access to the internet and data services over wireless devices. The use of wireless transmissions for internet and data access began in the late 1990s with the Short Message Service, which is used to send and receive short data messages over wireless networks.

         While the limited capability of existing transmission standards has been an obstacle to the development of sophisticated wireless internet service, another obstacle has been the incompatibility between wireless communications protocols and internet protocols, which allow the interchange of information on the internet. The wireless industry has developed the Wireless Application Protocol, commonly known as WAP, which allows Web pages to be viewed on the display of a mobile phone or other hand-held device. WAP has been designed to work with second and third generation standards, and operates through a mobile phone that is specially enabled for WAP technology.

         The technical specifications for WAP include a software program that enables secure viewing of internet pages and mobile commerce through a wireless network. The latest generation of SIM cards can be loaded with this software to enable wireless operators to provide mobile internet services, including mobile commerce. Similarly, the identification modules being developed for third generation standards can be loaded with this software.

Market Overview

         The market for chip card technology, products and services is developing rapidly, both in terms of size and sophistication. According to Dataquest, over 1.7 billion chip cards - including microprocessor cards and memory cards - were sold worldwide in 2000 and we are the world's largest chip card provider, with 35% of the global market in terms of volume in 2000. Eurosmart expects chip card sales to increase to over 4.0 billion by 2004.

         As the market has grown, the capability of chip cards for carrying out sophisticated functions has also increased. As a result, a new market is developing for designing and implementing integrated systems and services based on microprocessor chip technology and software, and for providing services to assist users in taking advantage of the enhanced capabilities of chip cards.

         One of the largest current uses for chip card technology is in the wireless communications market, which, according to Dataquest, represented more than 45% of the overall chip card market based on 1999 revenues. Based on information published by Eurosmart, we believe that our global market share for SIM cards was 42% in 2000 in terms of units sold.

         We believe that the growth of wireless communications will be an important driver for the growth of the chip card market, and that demand for new wireless services will drive demand for more sophisticated chip cards. We also believe that, if microprocessor chip technology becomes widely accepted for advanced wireless communications applications, its use as a sophisticated tool is likely to expand in other areas, including financial services and internet business products and services.

         We believe that the enhanced capabilities of wireless devices will lead to continued growth in the market in the medium term, despite the current short term slowdown. In addition to mobile phones, manufacturers of personal digital assistants are incorporating wireless communications technology in their devices, to permit their use for enhanced wireless internet services. We also believe that the emergence of the new broader wireless market will lead to robust growth for secure wireless infrastructure products and services. We believe that our chip card software and services represent a core technology to address this new market.

Our Products and Services

         The following table sets forth our revenues for the year ended December 31, 2000:

                                    Revenues

                          Year ended December 31, 2000

                                                                  (as a % of
                                                 (millions of       total
                                                     euros         revenues)

         Telecommunications

         Wireless..............................       689.0           57%
         Other Telecommunications..............       194.7           17%

         Total.................................       883.7           74%
                                                      -----           ---

         Network Systems.......................       196.4           16%
         Others................................       124.6           10%
                                                      -----           ---

         Total.................................     1,204.6          100%
                                                    =======          ====



         See "Item 5. Operating and Financial Review and Prospects" for a discussion of our total revenues, broken down by category of activity and geographic market, for each of the last three financial years.

Telecommunications Products and Services

         Our telecommunications products and services consist mostly of SIM-based products and services for wireless communications operators. SIM cards are identification modules that are the size of a small coin and include a microprocessor chip. We are the largest provider of SIM-based products and services for mobile phones based on number of units sold in 2000. In addition, we provide chip-based prepaid telephone cards for public pay telephone operators and scratch-off cards for prepaid wireless communications and fixed-line telephony services.

         Wireless Products and Services

         We have been a major provider of SIM technology in the wireless communications market since the introduction of the GSM standard. Since then, we have been a leader in developing improvements in SIM technology and exploiting the commercial potential of those improvements. Currently, we are taking advantage of the enhanced capabilities of the latest generation of SIM technology, enabling wireless operators to provide their network subscribers with an increasingly wider variety of value-added services.

         SIM Products

         The SIM market is characterized by a continuous demand for more powerful and more sophisticated SIM cards. The two key elements in the continuous evolution in demand for SIM technology are larger memory capacity, which permits larger number of functions and applications to be stored on the SIM card, and greater processing capacity, which allows more complex applications and security programs to be run by the SIM card. To maintain our leadership in this market, we constantly upgrade the capabilities of our existing SIM products and services and continuously develop new, more sophisticated and powerful SIM technology.

         Our current principal SIM products are the GemXplore line of SIM cards. Our GemXplore products have evolved from our initial GemXplore SIM cards, launched in the mid-1990s, that provided only 2-4 kilobytes (KB) of data storage capacity. In contrast, the main GemXplore SIM cards that we sold in the late 1990s, the GemXplore8K and the GemXplore16K, provide 8-16 KB of data storage capacity and allow remote management and optional customization of the operating platform. These features increased the number of applications that each GemXplore SIM card could hold and enhanced the operators' ability to monitor and control the network.

         Our second generation of GemXplore SIM products, GemXplore 98, provides 16-32 KB of data storage capacity for value-added applications, enables remote card and applet management and contains cryptographic algorithms to ensure the integrity or tamper-proof nature of the SIM cards. The main feature of our GemXplore 98 SIM cards is the GemXplore 98 operating system, which contains a virtual machine that loads and executes multiple software applets within the SIM card and allows software developers to design applications based on the virtual machine's programming language.

         Our GemXplore 98 SIM cards have been designed to include the SIM ToolKit standard, an authoring platform that enables new applications to be installed on a SIM card. The SIM ToolKit standard was approved for GSM in 1996 by the European Telecommunications Standard Institute. The SIM ToolKit enables wireless operators to install and provide a wide range of value-added services, such as event-based and location-based information services, broadcasting services and, with a related technology, internet access and mobile commerce. Because the SIM ToolKit defines how the SIM card should interact with the mobile phone through a series of interactive menus, it also allows the user to use the value-added applications contained on the SIM card. It also ensures that information is automatically updated and that existing applications are upgraded and new value-added applications are installed, in each case as they become available.

         The GemXplore 98 operating system also includes an Over-the-Air platform, that allows network operators to install and manage applets remotely on SIM cards through a wireless transmission that uses microwave channels. Over-the-Air allows wireless network operators to provide remote SIM card management, such as subscription activation, churn and network management and user parameter updates, and SIM ToolKit applet management, such as downloading and installation of new value-added services. In addition, Over-the-Air provides a secure channel for mobile internet browsing, mobile commerce and mobile banking activities.

         We have recently developed a third generation of GemXplore products, GemXplore `Xpresso, that contains an open operating system based on a virtual machine based on the Java programming language. Our GemXplore `Xpresso operating system facilitates the quick development of software applets for our SIM cards by allowing software developers to create applets using the Java programming language. In addition, our GemXplore `Xpresso SIM cards will initially contain a memory structure that can allow up to 128 KB of data storage capacity. We expect to integrate a flash-based memory structure in our GemXplore `Xpresso cards that would permit up to 2 MB of data storage capacity.

         We are also currently developing a GemXplore product that will use the Windows for Smart Cards operating system. Our Windows-enabled GemXplore SIM cards will be based on our recently developed GemShield line of generic smart cards, which includes the Windows for Smart Cards operating system and the Microsoft Smart Card ToolKit that enables software programmers to quickly develop applets for chip cards using Microsoft's Visual Basic authoring platform.

         To address the need for secure internet browsing and mobile commerce, particularly with the introduction of new wireless standards, we have used our GemXplore technology to develop the following products:

          o GemXplore Trust, a public key infrastructure-based GemXplore 98 SIM card that enables secure internet access and mobile commerce transactions. GemXplore Trust SIM cards provide 32 KB of data storage capacity for SIM ToolKit applications and have been designed to support the principal mobile internet browsers. To secure mobile commerce transactions, the GemXplore Trust cards also contain a cryptographic engine that executes a library of cryptographic functions stored on the card, such as authentication, digital signature generation, encryption and decryption.

          o GemXplore 98 cards that are to be used as the identification module in CDMA-ONE and CDMA2000 wireless networks that adopt the removable card identification module technology. CDMA-ONE and CDMA2000 are two new wireless transmission standards that will be used in the United States and several parts of Asia.

          o GemXplore `Xpresso cards that are to be used by wireless operators that adopt the W-CDMA standard. W-CDMA is a new wireless transmission standard that will be used in Europe and most of Asia and by several wireless operators in the United States. These GemXplore `Xpresso cards will provide the SIM ToolKit-based multi-application capability of our GemXplore 98 SIM cards, including the public key infrastructure-based security applications of GemXplore Trust, on the Java-based GemXplore `Xpresso open operating system.

         Wireless Software Products

         Our principal enabling software product is GemXplore Suite, an open, scalable, modular platform for the deployment and management of mobile value-added services. The GemXplore Suite permits network operators to administer SIM cards remotely and change their content after issuance without reissuing new cards or replacing existing cards. The ability to upgrade the contents of SIM cards that have already been issued expands the life cycle of a SIM card and enables operators to offer specific value-added services to a target customer group at a targeted time. GemXplore Suite is composed of a set of common administration tools and services, such as the GemXplore Card Manager, which offers Over-the-Air management services for a portfolio of SIM cards, and the GemXplore Applet Manager, which handles the downloading of applets onto SIM cards, as well as service monitoring and billing functions that are specific to these applets.

         We also design and develop other enabling software that can be loaded onto the GemXplore Suite platform to provide additional functions and services, such as our GemXplore CASE authoring software. GemXplore CASE enables our customers to quickly design and develop advanced SIM ToolKit applications for new value-added services through a series of interactive menus and the use of a simple GemXplore macro language that does not require any expertise in complex software programming languages.

         We have also designed and developed a range of off-the-shelf value-added SIM ToolKit applications that allow our customers to launch generic applications quickly. Our SIM ToolKit value-added applications catalog includes, among others:

          o GemXplore Mail, a range of applications that enable users to access email services through the Short Message Service channel;

          o Dual Subscription Management, an application that permits operators to manage dual (professional/private) wireless subscriptions by the same user;

          o Mobile E-Pay, a public key infrastructure-enabled electronic purse application for mobile commerce-related payments;

          o GemDual, an application that enables wireless operators to offer their customers dual slot services, which consist of integrating a second chip card reader or slot in mobile devices to allow users to use any optional second service-dedicated chip card, such as a debit/credit card, or a loyalty card, with their wireless services; and

          o Mobile Payment, an application that enables mobile commerce-related payments using a credit/debit chip card that is inserted in the second reader or slot of dual slot-enabled mobile handsets or devices.

         Phonecards

         Based on information published by Eurosmart, we believe we are the world's leading manufacturer of smart phonecards and phonecard security products. We have produced over one billion phonecards since our creation in 1988. Our main customers include more than 20 major telecommunications operators, including China Telecom, Telmex, France Telecom, CANTV and Deutsche Telekom.

         We have recently developed smart phonecards that can perform multiple functions. For example, CANTV, the Venezuelan national telecommunications carrier, launched in 1999 a new line of Gemplus smart phonecards that allow public telephony customers to use the phonecard to pay for other consumer products, such as soft drinks and snacks, at designated points of sale. The multi-application platform of our smart phonecards also enable telecommunications service providers to open public-telephone networks to card-based value-added services, such as remote banking, loyalty and ticketing applications.

         Scratch Off Cards

         Our other telecommunications products are GemScratch cards, which are laminated PVC cards that incorporate a scratch-off panel revealing personal numbers to be used by the end-user of the card. We sell our GemScratch cards primarily to our wireless customers, who use the scratch-off card to provide prepaid telephony services to wireless subscribers when they are outside of the wireless network coverage area. To access the service, the subscriber would scratch off the panel, dial a designated local number and enter the secret individualized registration code into any mobile handset. Our GSM Prepaid Kit includes a SIM card and a Scratch card in a single package, allowing wireless operators to offer their subscribers an integrated communications package.

Network Systems

         Our network systems segment includes chip card products and services for a variety of applications, including financial services, e-business security, access control, identification, health care and loyalty.

         Financial Services

         Secure chip card technology is an ideal platform for a variety of financial and banking service applications, such as credit and debit cards and e-purse cards (meaning cards that store cash values that can be used to make purchases), multi-application services and mobile banking services. Credit and debit cards and e-purse cards contain an embedded microprocessor chip that processes transaction information received at the point of sale and carries information that allows a card reader to accept or reject a transaction up to a specified amount without on-line authorization. Because the smart card is inserted into a reader at a point of sale such as a retail store or restaurant and the cardholder enters a PIN code in the reader rather than signing a printed card receipt, chip cards reduce fraud associated with existing magnetic stripe-based systems by preventing, among other things, the use of stolen cards to make unauthorized purchases. In addition, microprocessor chips contain sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the chip card, in contrast to the limited security safeguards of magnetic stripe cards against fraudulent reproduction of the codes contained on the magnetic stripes.

         Microprocessor chips were first embedded in credit and debit cards in France, where microprocessor chip technology was introduced as a standard for credit/debit cards in the early 1990s, and the technology has expanded into other countries. According to Eurosmart, approximately 120 million chip cards were sold in the financial services industry in 2000. According to the International Data Corporation, recent surveys show that credit/debit card fraud in France represents 0.018% of total transaction volume, compared to 0.144% in the United Kingdom, which relies on a magnetic-stripe card system but is migrating to chip cards.

         Several large bank and financial card systems, including American Express, Visa International and MasterCard International, have introduced chip cards in their financial card systems. Banking and credit card associations in countries around the world, such as Australia, Austria, Brazil, China, Denmark, Finland, Spain, Switzerland and the United Kingdom, have recently announced their plans to adopt chip cards to replace magnetic stripe cards. In the United Kingdom, for example, the Association for Payment Clearing Services, an association of UK financial and payment card issuers, estimates that the transition from magnetic-stripe to microprocessor chip technology for the UK banking industry's 120 million credit and debit cards will be achieved by 2002.

         The adoption of microprocessor chip technology in these countries represents a new phase in the financial services industry, which has been slow to adopt the technology outside France and a few other countries, in large part due to the infrastructure costs associated with the technology. We believe that new developments have the potential to accelerate the adoption of this technology in the financial services industry, including:

          o Interoperability. An obstacle to the widespread adoption of microprocessor chip technology in the financial services market has been the fact that card specifications have been adopted by each country on an individual basis, which prevents the interoperability of credit/debit chip cards issued in different countries. To address this problem, the major global credit card payment associations, Europay International, MasterCard International and Visa International, adopted in 1996 standard specifications for credit/debit chip cards, which enables interoperability between different payment systems.

          o New Services. The capabilities of microprocessor chip technology can permit banks to offer their customers new services that did not exist when they initially studied the technology. Areas in which banks can offer their customers new services include mobile commerce and electronic transactions, mobile banking, and services available with the development of multi-application cards, such as multiple payment options and loyalty programs on a single card.

         Single Application Cards

         We design and develop chip card products and services that enable financial card issuers to offer a wide range of single-application services to their clients. Our financial services products are designed to meet the requirements and specifications of the most important industry standards, such as the Europay-Mastercard-Visa (EMV) specifications for credit and debit cards. In addition, our chip card products have been individually certified by the major financial and banking organizations and bodies, such as Visa International, Europay International, MasterCard International, Cartes Bancaires (France), Banksys (Belgium) and APACS (UK). Our main product offerings include:

          o GemVision, a range of credit/debit cards developed for banks that are members of Visa International, and

          o GemShare, a range of credit/debit cards developed for members of Europay International and MasterCard International.

         We also develop and market a full range of chip cards for e-purse systems, which involve cards that store cash values that can be used to make payments. Our e-purse products have been individually certified by the major e-purse system operators, such as CEPS, Zentral Kredit Auschuss (Germany), Proton World International, Visa International and Mondex. Our main product offerings include:

          o    Geldkarte, an e-purse card developed for German e-purse systems;

          o GemProton, an e-purse card developed for Proton World, one of the world's largest e-purse operators, mainly used in Belgium and The Netherlands;

          o VisaCash, an e-purse card developed for Visa International and mainly used in Hong Kong and Australia; and

          o Mondex E-Purse, which is an e-purse application developed for the Multos multi-application card and mainly used in the United Kingdom, Latin America, South Korea, Australia and the Philippines.

         Multi-Application Cards

         Our main multi-application card for financial services, GemCombi, is mostly used in Asia and is based on MPCOS, an Asian multi-application standard. GemCombi enables our customers to set up multi-purpose payment systems using credit/debit and/or e-purse applications, with the option to include other applications on the cards, such as loyalty programs and transportation ticketing.

         We have also developed a line of multi-application Java-based cards that provide our customers the flexibility to quickly develop and bring to market new financial and other services through their existing card base. We launched our first financial service JavaCard pilot program with Standard Chartered Bank in Singapore in 1998, and developed a fully operational Java-based chip card platform for Citibank Hong Kong in 1999. We have recently developed a new line of Java-based financial cards, GemXpresso Lite, for retail banking and e-commerce payment applications. Because of its innovative chip memory configuration, GemXpresso Lite is offered at a lower cost than other Java-based cards.

         Since 1999 we have been working with a consortium of French banks led by Visa International to develop a French multi-application Visa card that complies with the Visa Open Platform specifications and uses a JavaCard operating system. The new card, which will be based on our GemXpresso line of cards, will incorporate a number of multi-application services in addition to traditional credit/debit functions, such as transportation and theatre ticketing and an e-purse application, and will have the capacity to hold and execute up to 30 loyalty programs. We have also recently been selected by GIE Cartes Bancaires, the French credit/ debit card issuer's association, to develop and supply, on a non-exclusive basis, multi-application credit/debit cards that comply with EMV specifications for its member banks through 2001.

         Mobile Banking Services

         We are leveraging our leading position in the wireless communication market to develop a full range of mobile banking products and services. For example, we are developing mobile banking products and services in Singapore for Citibank and MobileOne and in Hong Kong for Wing Hang Bank and SmarTone. Our mobile banking product is based on our GemXplore 98 SIM cards, with SIM ToolKit-based applications that enable the banks and wireless operators to offer their customers secure access to bank accounts and secure bank and financial transactions such as interaccount and interbank transfers of funds, bill payments and credit and debit operations. We have also developed a remote management banking server for our mobile banking customers based on our GemXplore Suite software platform.

         E-Business Security

         The security and portability of chip cards make them well-suited as security products and services for the developing market for business conducted over the internet, which we call e-business security. According to the International Data Corporation, the success of the e-business market depends on the development of secure identification, encryption and transaction systems. Chip card technology allows users to access corporate and external networks, identify themselves, send encrypted messages and digitally sign transactions and documents.

         The latest generation of chip cards has been designed to work with the most sophisticated emerging security technologies, such as public key infrastructure systems, which are used to control access to computer networks and to secure e-business transactions. Chip cards can store digital certificates that identify users of computer networks and parties to e-business transactions, as well as keys or mathematical algorithms that are used to facilitate secure information exchange between trading partners over the internet and to authenticate transactions. Digital certificates can also carry information about a transaction participant from a trusted third party, such as a credit rating agency. The need to activate a chip card with a PIN code or other mechanism, as well as the tamper proof nature of chip cards, enhances the security of card-based systems compared with systems in which certificates and keys are contained in computers.

         In addition, because the digital certificate is stored on the chip card, and not the computer, access to the network and certification or authentication of e-business transactions does not require the user to be physically located at a particular computer terminal. Microprocessor chip technology also permits certificate authorities to revoke certificates and change authorization levels remotely without issuing new cards.

         We are working actively with our corporate customers to design security software and services based on microprocessor chip technology to control access to corporate computer networks and to permit the secure exchange of information.

         Corporate Network Security

         Our corporate security platform, GemSAFE Enterprise, allows corporate networks to use any of our multi-application chip cards, such as our GPK line of cards, to provide a secure corporate network environment. GemSAFE Enterprise uses passwords or public key infrastructure (PKI) based digital certificates stored on GPK cards to enable secure access by authorized users to corporate intranets, extranets and websites. To establish a secure link to the corporate network, the user inserts the chip card into a reader built-in or attached to the computer. The digital certificate stored on the card interacts with the network to identify the certificate owner, authenticate the certificate owner's membership in the network community and certify the owner's authority to engage in a given operation or information exchange.

         Our GemSAFE Enterprise software provides corporate networks with a flexible security platform that enables network operators to grant different access or authorization parameters to designated groups of individual employees. In addition, the use of chip cards in our security platform enables secure access to the corporate network from any computer terminal, while at the same time ensuring that use of a different terminal or device does not grant unauthorized access to the user. GemSAFE Enterprise has been designed to support the different digital certificates generated by the major certification authorities. Our GemSAFE Enterprise security software may also be used by banks and financial card issuers to enable secure remote banking and financial activities for their customers.

         Electronic Transaction Security

         We develop customized certification products and services jointly with trusted third parties to provide authentication and identification services that enable customers of trusted third parties to conduct business or exchange information over an open or public network such as the internet. For example, in partnership with Identrus we recently developed GemSAFE IS, a security system based on public key infrastructure (PKI) technology. Identrus was created in 1999 by a group of global banking institutions to manage a global e-commerce network that enables business-to-business transactions over the internet, and has developed a worldwide network of major financial institutions that certify their corporate customers as trusted trading partners on the Identrus network. To enable these trusted trading partners to access and use the Identrus global network, we provide each of them with our GemSAFE IS security package, which includes PKI-enabled chip cards and readers and related software. These trusted trading partners use the PKI-enabling GemSAFE IS technology to identify each other over the internet, exchange secure communications and create an indisputable electronic record of their transactions. The digital certificates stored on the GemSAFE IS chip cards enable authentication of the trusted trading partners over the internet and contain the PKI-generated keys that are used to encrypt and decrypt information to ensure confidentiality and to generate digital signatures to ensure non-repudiation of the transaction. We also offer GemSAFE system design services and card management systems and services to users of the Identrus network.

         We also recently developed a GemSAFE security platform for internet-based business-to-business transactions in partnership with Banques Populaires, a major French banking group, and Coface, a global leader in the provision of export credit insurance and credit information. As a result of this partnership, Banques Populaires has created a website where trusted trading partners can conduct secure business-to-business transactions. Each trusted trading partner admitted into the Banques Populaires network receives a GemSAFE package, which includes PKI-enabled chip cards and readers and related software. In addition, Coface issues a credit rating to each new trusted trading partner that joins the network. The GemSAFE cards contain digital certificates that provide identification, authentication, encryption and non-repudiation functions in each transaction. The digital certificate also contains the Coface credit rating issued to each trusted trading partner, which is transmitted to the recipient of a transaction request along with the identification and authentication information.

         Access Control

         In 1997, we acquired SkiData AG, an Austrian company that develops complete access control and invoicing products and services for ski resorts and parking systems, as well as trade fairs and cultural and sports events. SkiData offers a full range of systems development and integration services, including the design, development, implementation and integration of complete access-control and invoicing systems. SkiData's system development services involve the development of customized systems that primarily use contactless technology, which enables controlled access to large numbers of people in short time periods. SkiData also develops system software and gateways for electronic commerce invoicing. SkiData's system integration services involve the contracting of specialized hardware and other development services from third party developers, which allows SkiData to offer its clients a complete, functional system that includes server and reader hardware, access-control devices such as turnstiles and gates, and access-enabling objects that contain contactless microprocessor chip systems. Currently, SkiData system applications are sold in more than 20 countries around the world, primarily in Europe, the United States and Japan.

         Health Care

         We provide systems integration services that allow health care and insurance providers to use our chip cards for on-site access to and management of medical and insurance information. We sell our health care products primarily in Europe, particularly France, Germany, Belgium and Slovenia. Our health card systems enable a paperless, fully automated insurance claim system that allows the electronic transfer of claims from the point of care to insurance providers, generating significant administrative cost savings and reduced paperwork for health care providers and insurers. Our health cards allow clinical practitioners to access up-to-date and reliable medical records, which reduces redundant treatments and prescriptions or loss of time recovering accurate information, and are used at the point of care to check the current insurance coverage status of the individual patient, including type of coverage, co-payment options, deductibles and required pre-authorizations or referrals. Our secure, tamper-proof cards also prevent unauthorized access and modification of data, which can only be modified or updated by authorized insurance professionals at designated points. The health card processes the information received at the point of care and makes an autonomous decision to accept, reject or request without on-line authorization.

         Government and Other Identity

         We also design and integrate chip card systems for a wide range of public and private sector identity applications, such as corporate ID, driver's licenses and visas. We have developed microprocessor chip-based vehicle registration and driver's license systems for our governmental customers that enable authorities to keep a closer track of vehicle ownership and driving habits, and to control on-the-spot fines and offenses. For example, we have been providing chip card-based driver's licenses in El Salvador and several regions of Argentina since 1998. We have also developed a chip card system for accurate identification of travelers at borders and other ports of entry into a country, enabling authorities to facilitate entry to millions of foreign travelers or workers while ensuring compliance with national immigration regulations. With our Automated Border Clearance system, an electronic visa is stored on a microprocessor chip embedded in an immigration card, which interacts with a secure automated access-control reader at a country's ports of entry using contactless technology. In Singapore, for example, the Ministry of Home Affairs is using our Automated Border Clearance system to facilitate entry to cross-border workers from Malaysia. We expect that the continued development of biometrics, which allows identification through physical traits that are stored on chip cards, such as fingerprints, hand geometry and retina scans, has the potential to lead to growth in this market.

         Loyalty and Retail

         We have developed chip card products for a wide variety of loyalty and retail programs, including loyalty and reward programs, such as our microprocessor chip-based system for Boots, a U.K. retailer, Shell U.K. and Esso Netherlands. Our loyalty applications can also be combined with other applications, such as credit/debit cards and e-purse applications, by using our multi-application chip cards.

Other Activities

         Our other activities include various products and services that are not part of our core telecommunications and network systems segments. The manufacture and sale to banks of plastic cards with magnetic stripes makes up the largest share of our other activities.

         Bank Plastic Cards

         Our plastic card operations were launched in 1995 with our acquisition of the U.S. and European magnetic-stripe and personalization operations of DataCard, a plastic card manufacturer with substantial sales in the U.S. and Europe. We decided to enter the plastic card market to strengthen our position both in the financial services market and in several geographic markets in which plastic cards are the principal product in the card-based industry, such as the United States. We hope to leverage our position in the plastic card market to assume a prominent role in the transition of these plastic card markets to chip card network systems.

         We offer a wide range of magnetic stripe and encoding options to meet the demands of our different customers. We delivered over 113 million magnetic-stripe cards to our customers in the banking sector in 2000. We also provide MasterCard-, Visa- and American Express-certified card personalization and production and disaster recovery services to card issuers around the world.

         Other Businesses

         In addition to plastic cards for banks, the businesses that we conduct within our other activities segment include:

          o Transportation access, which includes contactless chip systems that are used for highway tolls and access to metros and other transportation facilities.

          o Product tracking tags, which are used in place of bar codes to keep track of inventory and other products.

          o Pay television smart cards, which are used to give pay television subscribers access to programs and services over cable and satellite television systems.

          o Plastic cards used for various other purposes, such as corporate loyalty and identification programs that do not use embedded chip technology.

Software and Services

         We provide a range of software and services to our customers for the implementation of our microprocessor chip-based products and services. The complexity of developing a chip card system and the constant interaction between the applets stored on our chip cards and the card operator's central computer enables us to provide systems and services to our customers for the implementation and operation of their microprocessor chip card systems.

         Software

         We design and develop software that enables our customers to manage their card systems, the data and applications contained in the cards, and their customer base.

         Card Management Systems

         Our customized card management systems enable our customers to track their issued cards and verify and manage information stored on the card. Because each customer's needs are different, we develop customized management software applications and generate card information databases for each of our customer's card programs. Our card management systems allow our customers to manage card issuance and personalization, keep track of card history and reissue cards at expiration. It also allows our customers to update data and download applets remotely through network channels and maintain and update card information databases. Currently, our principal card management software is GemXplore Suite, a customized card management system for wireless operators.

         Applications and Customer Relationship Management

         Our applications management software provides development tools that allow operators to create new applications and, through our card management system, to install them on the cards of their target customers. The software we are developing can be used for customer relationship management applications such as churn management, where the network operator uses information that is collected and processed with the software to predict the customers most likely to cancel their subscriptions, allowing them to target special offers at those customers.

         Services

         The provision of chip card-related services is a developing market driven by new, sophisticated applications that we are developing for multi-application chip cards. We provide our customers with customization and technical support services, as well as system design, integration and operation.

         Customization and Personalization

         Our customization and personalization services involve the loading of information relating to a particular customer on our chip cards and the development of customized software applets to be loaded on the chips embedded in the cards. We also provide personalization services relating to the preparation and distribution of our products directly to the end-users on behalf of our customers. Our principal personalization service involves the complex process of loading personal data and/or value-added applications onto the memory or microprocessor chips embedded in our cards. In addition, we also emboss and print customized card bodies for our customers, as well as customizing the card carriers, which are the packages used to deliver cards to end-users, and matching cards with carriers for delivery.

         Technical Support

         We provide our customers with a full range of maintenance and technical support or help desk services for their card management systems. Our system maintenance services require us to monitor, periodically inspect and correct any technical problems in the software and databases of our customers. Our regional Gemplus Services centers are responsible for our help desk services in the region, with several subregional or local technical support staffs as needed.

         Consulting, System Design and Integration

         Our consulting services focus on covering all the key topics and issues in the development and implementation of a chip card system, including marketing and commercial analysis and recommendations, feasibility studies and possible implementation scenarios, and training in chip card technology and applications. Our system design services provide our customers with an overall design of chip card systems, including security parameters and detailed system component design. Once the system design has been completed, we provide system integration services to deliver a complete system through a project management approach, which includes coordinating with contractors to obtain and integrate the required system components, including customized software applications and operational system support during acceptance testing, pilot programs and the roll-out of the final, customized card system. Examples of areas in which we provide system design and integration are our access control systems provided through SkiData, our government and other identification systems and our health care systems.

         Outsourced Operations

         We also provide our customers with the flexibility to outsource to us a wide variety of operations associated with the administration of a card management system, including network management, server management and data archiving. We also provide other operational services for chip card system managers, such as certificate authority and management services for trusted third party systems and certification authorities.

GemVentures

         To further promote the widespread use of chip card technology and applications in a broad range of markets, we have created GemVentures, a wholly-owned venture capital company. GemVentures will invest in start-up or developing companies that create and market innovative technologies, applications and services in our core markets, such as wireless communications and computer security infrastructure and service providers. GemVentures will leverage our network and our management's expertise in the chip card industry to provide target companies with strategic advice and support in the development of new chip card technologies, applications and services.

Seasonality

         We typically earn the greatest share of our revenues in the fourth quarter of each year and the lowest share of our revenues in the first quarter of each year. See "Item 5. Operating and Financial Review and
Prospects--Overview--Seasonality" for a discussion of the reasons for these results.

Geographic Organization

         We are a global company, with headquarters located in Luxembourg, our principal operating subsidiary located in France and operations and facilities located throughout Europe, North and South America and Asia. We have organized our global operations into three world regions:

          o    EMEA, which consists of Europe, the Middle East and Africa;

          o Americas, which consists of North, Central and South America and the Caribbean; and

          o Asia, which consists of two subregions: PACAS, which consists of South Asia, the Pacific and Japan, and Greater China, which consists of China, Hong Kong and Taiwan.

         Our manufacturing and research and development activities are organized on a global basis, while our sales and marketing activities are organized on a regional basis. As of December 31, 2000, we operated 47 sales offices in over 41 countries, 16 personalization centers and 18 manufacturing centers in 12 countries worldwide and 11 research and development centers in 10 countries worldwide. We own most of our properties. We are currently contemplating the expansion of our research and development centers and our manufacturing centers in Eastern Europe and Asia.

Customers

         We have a broad base of customers, including most of the largest wireless operators in each of the markets where we operate, as well as major banking and financial institutions around the world. Our principal customers in each of our major business lines include:

          o Telecommunications - France Telecom (including Orange), China Telecom, Deutsche Telekom (including T-Mobil and One2One), Telefonica, Mannesman, Turkcell, Cellnet, Cegetel, Western Wireless, Bouygues Telecom, Telmex and VoiceStream.

          o    Network Systems -

          o BNP Paribas, Societe Generale, Banques Populaires, Barclays, NatWest, First USA, Fleet, Providian, MBNA America and DSV, for financial service systems;

          o Royal Dutch/Shell Group, EADS, Exxon and Boots, for loyalty programs;

          o Argentina, El Salvador, Malaysia, Singapore and the United States, for government identification programs;

          o Germany, France, Belgium and Slovenia, for national health care systems;

          o SkiData customers such as Brenta (Italy) and Zermatt (Switzerland), for access control systems for ski resorts, APT (United Kingdom) and Peek Traffic (Scandinavia), for access control systems for parking, and Marshall Equipment and Trading, for an access control system for a water amusement park in Dubai.

         In 2000, our top fifteen customers together represented approximately 41% of our total revenues. No single customer accounted for more than 10% of our revenues in 2000.

Manufacturing Activities

         Our manufacturing operations are organized on a global basis with a view to achieving timely and cost-efficient production and delivery of our products in each of our world regions. Our manufacturing centers are designed to enable us to meet increasing chip card demand by converting memory card capacity into microprocessor card capacity in a quick, efficient manner.

         We have developed a high degree of sophistication in the manufacturing of chip cards. Our expertise in chip card manufacturing includes:

          o Chip Design: We work with our main suppliers to design chips that meet our customer's requirements, including chip geometry, speed and circuit and architecture design. We have dedicated a part of our research and development activities to the conception of chip designs, which we seek to protect with the relevant industrial property authorities.

          o Micro-electronics: We receive memory and microprocessor chips from our suppliers in wafer form. In clean rooms that have a high level of dust filtration, we proceed to assemble our chip micromodules, each of which consists of a chip and a printed circuit board, using microelectronic technologies.

          o Embedding: The printed card body is prepared for the assembled chip micromodule, which is then embedded onto the card body using various techniques, including double-sided adhesive.

         Our chip cards are subject to in-process visual inspections to ensure that each card meets the customer's physical specifications. We perform a series of electric tests on our micromodules prior to embedding onto the card body to ensure the electrical functionality of our chip cards. We also perform a final visual inspection of our chip cards to ensure quality control and compliance with our chip card specifications.

         As of December 31, 2000, we operated 18 card manufacturing centers, with a global annual production capacity of over 1.3 billion cards, located in twelve countries around the world. Our main chip card manufacturing centers are currently located in France, Germany, China, Singapore, Mexico and the United States. All of these centers have microprocessor and memory card manufacturing capabilities. Our main plastic card manufacturing centers are located in China, Germany, Singapore, the United Kingdom and the United States.

         We constantly seek to enhance the efficiency of our global manufacturing operations to increase production capacity, to reduce production and delivery time and to lower operational costs through upgrades in our chip card manufacturing technology, outsourcing of non-critical manufacturing processes and the construction of new manufacturing capacity in lower-cost regions. To further these goals, on May 2, 2001, we announced a plan to restructure our manufacturing operations. This restructuring includes the closure of a high-cost factory in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. We believe this plan will reduce manufacturing variances and enable us to allocate our resources more efficiently.

Suppliers

         We rely on a number of different suppliers of materials and components that we use to manufacture our products. The three basic components of our products are electronic chips, plastic cards and other materials used in the manufacturing process, such as lamination film and inks. Substantial growth in the wireless market has driven increasing demand for microprocessor chips, which in turn has led to scarce chip supply and higher chip prices.

         Although this trend of shortages in chip supply has not continued in the short term, we have restructured our chip-sourcing strategy to diversify our supplier base and to obtain an adequate supply of chips over the medium-to-long term to reduce our exposure to chip supply problems that may affect our industry in the future. Our main chip suppliers are currently Infineon Technologies, formerly known as Siemens Semiconductors, STMicroelectronics (formerly known as SGS-Thomson), Philips Semiconductors and Atmel. We also have supply arrangements with several large Asian semiconductor companies, including Hitachi, NEC and Goldkey. As a result of a current build-up in our inventory of chips and our strategy to diversify our suppliers, we estimate that our current chip supplies and supply arrangements will allow us to secure our chip requirements over the next three years. We cannot guarantee that our suppliers will be able to meet their commitments at all times or that future changes in the chip market will not affect our access to a cost-efficient chip supply.

         Our main plastic card supplier is Bayer, which produces several types of flexible plastic cards in Europe, Asia and the United States. We also have supply arrangements for specific types of plastic cards with BASF, General Electric and several other plastic card manufacturers. We have diverse supply arrangements for our other materials, including lamination film and inks, for each of which we have at least three supply sources.

Partnerships and Alliances

         We actively participate in the principal industry groups that develop wireless communications transmission standards, with a particular focus on the industry-wide implementation of chip card systems for access, security and payment requirements arising with the development of new wireless communication applications. We also participate in the development of new chip card standards designed to facilitate the expansion of the market for value added microprocessor chip-based products and services. Standards are documented agreements containing technical specifications or other precise criteria to be used consistently as rules, guidelines, or definitions of characteristics, to ensure that materials, products, processes and services are fit for their purpose and are able to function in the same manner around the world.

         We believe that our participation in these industry groups allows us to display the evolving capabilities of our technology and the continuous development of enhanced products and services for a variety of applications, which facilitates the inclusion of chip cards in the standard technical specifications for wireless transmissions, financial services and e-business security, among others.

         We are currently a member of the following industry groups and standard-setting bodies:

          o Third Generation Partnership Project, which determines the technical specifications for third generation wireless transmission standards based on the evolution of GSM-enabled wireless networks. The members of the project include regional telecommunications standards institutes, wireless network operators, mobile handset manufacturers and chip card manufacturers and service providers. The project has established a working group for the development of technical specifications for third generation identification module technology.

          o CDMA Development Group, which encourages the adoption and evolution of open CDMA wireless systems around the world by contributing to the determination of standard technical specifications and defining the evolution path for CDMA-based transmission standards. For example, the group worked with the Telecommunications Industry Association to develop standard specifications for a removable identification module card to enable global roaming for CDMA users. We were the first chip card product and service provider to participate in the group.

          o WAP Forum, which is an industry association with over 500 members that has developed the Wireless Application Protocol (WAP) for wireless internet services on mobile phones and other wireless terminals. The primary goal of the WAP Forum is to bring together companies from all segments of the wireless industry value chain, including wireless operators, mobile handset manufacturers, enabling technology providers, internet content providers and financial institutions, to ensure product interoperability and growth of internet-enabled wireless market. In particular, we have participated in the development of standard technical specification for WAP software, which enables secure internet access and mobile commerce.

          o SIM@lliance, which was founded by four of the largest SIM card manufacturers, including our company, to promote the benefits of SIM technology for wireless operators. The SIM@lliance recently announced the adoption of specifications to access mobile internet services from any of the widely available GSM SIM ToolKit-enabled handsets.

          o PKI Forum, which is an international alliance founded by the major security technology developers to accelerate the adoption and use of public key infrastructure (PKI) and PKI-based products and services, including PKI-enabled microprocessor chip products and services.

          o Radiccio, a global initiative launched by Sonera, EDS, Ericsson and our company to develop standard technical specifications for a PKI-enabled chip card security platform for mobile commerce. Radiccio's members currently include wireless operators, such as Vodafone, wireless infrastructure providers, such as Across Wireless and iD2 Technologies, security product and service providers, such as Baltimore Technologies and Verisign, and credit card associations, such as Visa International and MasterCard International.

o JavaCard Forum, an association founded by Sun Microsystems, Schlumberger and our company to implement the Java programming language in multiple-application chip cards to enable the quick development and deployment of new software applications for chip cards. The JavaCard Forum has developed standard JavaCard Application Programming Interface specifications and, to ensure interoperability, has established a Strategic Partner Program that allows companies that are involved in specifying or issuing chip cards, such as banks and card associations, wireless operators and information technology companies, to participate in the requirements definition process.

Competition

         The chip card market is highly competitive. We face competition in all of our market segments from chip card manufacturers, software developers, security product and service providers and chip manufacturers. In addition, our customers and companies with whom we currently have strategic relationships may become competitors in the future.

         Chip card manufacturers are currently our main source of competition in all of our markets. According to Dataquest, our overall share of the global chip card market was approximately 35% in terms of chip card units sold on a worldwide basis in 2000, followed by Schlumberger with 32%, Giesecke & Devrient with 11%, Oberthur Card Systems with 6%, and Orga with 5%. The relative strengths and market shares of each of our competitors, however, vary in each of the chip card markets, depending on the core competencies and strategic alliances and partnerships of our competitors.

         Telecommunications Markets

         Wireless Products and Services

         The market for wireless infrastructure products and services is characterized by intense competition and rapidly changing technology. We are the leading provider of SIM-based products, software and services in this market. Based on information published by Eurosmart, we believe that our global market share for SIM cards was 42% in 2000 in terms of units sold. Our main competitors in this market include Schlumberger, Orga, Giesecke & Devrient and Oberthur Card Systems. Competition in the market for wireless infrastructure products and services is determined by the ability to consistently provide products and software at attractive prices that enable our customers to provide value-added services to their clients. We believe that our extensive research and development activities allow us to position ourselves as an innovator in SIM technology, and our global manufacturing capacity provides us with production volumes that enable us to provide competitive prices to our customers. Because wireless infrastructure providers work closely with wireless operators to design and implement customized SIM-based systems, the development of strong customer relationships and the joint creation of product roadmaps are also important elements in the level of competition we face in this market.

         Because of the enhanced capabilities of microprocessor chip technology, we will also face new competition from operating system and software application developers. The development of open operating systems or platforms will lead to the creation of a new market for application development tools, in which software development providers create and market value-added applications either as generic packages or customized software for specific customers. The enhanced capabilities of chip cards will create the potential for a variety of products and services that may attract a number of new entrants into software, services and infrastructure markets, including:

          o operating system developers, such as Microsoft, Sun Microsystems and Multos;

          o electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA, Certicom and Verisign;

          o wireless device manufacturers such as Nokia, Ericsson and Motorola;

          o    systems integrators such as IBM and EDS;

          o electronic chip manufacturers, such as STMicroelectronics, Infineon, Phillips and Atmel; and

          o wireless infrastructure software providers, such as Phone.com, Sonera SmarTrust and Aether Systems.

         Phonecards

         Although public telephony is a mature market, the phonecard market remains highly competitive. Our strong and constant presence in this market since its origins in the late 1980s has allowed us to become the leading provider of phonecards on a worldwide basis. According to Eurosmart, approximately 1,020 million phonecards were sold worldwide in 2000. Our main competitor in this market is Schlumberger, followed by other chip card manufacturers such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices, as well as the capability of meeting changing customer demands, such as increased requirements, in the short term are key competitive factors in this market. We believe that our global manufacturing capacity has enabled us to meet our customers' requirements in the past, which has allowed us to develop strong ties with the public telephony industry.

         Network Systems Markets

         Financial Services

         The financial services network systems market is currently a fragmented market subject to intense competition. Many of the companies that provide chip card products and services to banks also manufacture plastic bank cards with magnetic stripes. Our competitors include Giesecke & Devrient, Oberthur Card Systems and Schlumberger. The financial chip card market is currently focused in Europe, where competitors such as Oberthur Card Systems have a strong presence in the banking industry. However, we expect that our worldwide presence in this financial chip card market will allow us to take a more prominent position with the migration to chip cards in the global financial services industry.

         E-Business Security

         The market for e-business security is currently at a development stage and it is uncertain whether chip card technology will be widely adopted for e-business security or a large number of competing technologies will be developed. As a result, we cannot assure that we will be able to compete effectively in this market.

         Access Control Systems

         Competition in this market is very fragmented, as there are numerous local access control systems or service providers in each of the countries in which we operate. Our main competitor in this market is Team Access, which operates mainly in Europe.

         Although competition in each of our markets has its own dynamics, developments in one of these markets can have repercussions in the other markets. In addition, there are specific competitors that are present only in one of our markets. We expect that the growing convergence of wireless, banking and security infrastructure markets will increase the degree of competition in all chip card markets.

Research & Development

         We maintain a longstanding commitment to investing in a broad range of research and development initiatives to strengthen our leadership in the development of chip card technology and software, such as open operating systems, cryptographic processes and application development and remote management tools. The focus of our research and development is to develop new software and integrated systems based on our microprocessor chip technology and reduce the time required to bring new products and applications to market.

         We carry out our research and development activities through two main groups:

          o Gemplus Software, which coordinates our research and development of enabling software and software-related technology, such as operating systems, server software applications and applets, and

          o Gemplus Labs, which coordinates our long-term research and development of advanced silicon chip and hardware technology.

         Our research and development activities are organized on a global basis, with our main research and development centers located in France, Canada, Singapore, the United States and Dubai. We have one of the largest research and development teams in the chip card industry. As of December 31, 2000, we had 924 engineers working in our research and development centers around the world, compared to 578 engineers as of December 31, 1999 and 458 engineers as of December 31, 1998.

         In 2000, our gross research and development expenditures were euro 104.3 million, or approximately 8.7% of our net sales, compared to gross research and development expenditures in 1999 of euro 67.4 million, or approximately 8.8% of our net sales, and euro 47.1 million, or approximately 8.1% of our net sales, in 1998. A portion of these expenditures was financed through research tax credits available under French government programs, which amounted to euro 2.9 million in 1998, euro 1.1 million in 1999, and euro 6.0 million in 2000. Because we will continue to expand our research and development activities, we expect that research and development spending will significantly increase during 2001.

Capital Expenditures

         The following table sets forth our capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2000.

                                             Year ended December 31,
                                        ----------------------------------
                                         1998           1999           2000
                                         ----           ----           ----
                                               (millions of euros)

 Research and development equipment       6.3            6.1           4.7
 Manufacturing                           23.8           41.4          57.7
 Buildings                                6.3            6.1          16.8
 Other                                    4.5           15.0          23.9
                                          ---           ----          ----
      Total capital expenditures         40.9           68.6         103.1
                                         ====           ====         =====


         We have budgeted capital expenditures of approximately euro 131 million for the year ended December 31, 2001, primarily for expenditures in Eastern Europe and Asia and principally for expansion of facilities and purchases of equipment related to our research and development and manufacturing activities.

         Because of the tremendous growth in our business in the past few years, our capital expenditures have been substantial, principally due to the expansion of manufacturing facilities. We have recently experienced negative manufacturing variances because some of our higher cost manufacturing facilities are running at less than full capacity. To reduce these manufacturing variances, on May 2, 2001, we announced a plan to restructure our manufacturing operations worldwide, including the closure of our plant in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. Despite these short-term manufacturing variances, we currently expect the level of our capital expenditures to increase after 2001, as capital expenditures will continue to be substantial. Competitive, technical or market developments could require increased capital expenditures during 2001. See "Item
5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" for a description of our sources of financing for our budgeted capital expenditures.

Intellectual Property

         We seek to take appropriate and reasonable measures under the intellectual property laws of all applicable jurisdictions to protect our rights to our chip card technology. Performance in the chip card industry depends, among other factors, on patent protection. Our policy is to regularly identify patentable subject matter developed within our company and systematically seek to acquire patent rights upon such technologies. We currently file an average of 100 patent applications per year and have been granted patent rights or have patent applications pending with respect to approximately 495 inventions to date. Among our issued patents, we have been granted 231 patents in France, 86 patents in other European countries and 120 patents in the United States. Our current patents expire between 2008 and 2020. We mainly develop and patent technology in the fields of card body manufacturing, chip operating software, card readers, chip design, tag systems and cryptographic processes. We seek to obtain a reasonably broad territorial protection for our patented technologies. We usually file initial patent applications in France, and subsequently extend such protection to European countries, the United States, Canada and Japan, as well as China and other foreign countries in specific instances. We also hold co-ownership rights in patents developed through joint venture companies set up with our business partners. We have entered in such ventures with ADE for the exploitation and development of dual interface cards, which can operate both in contact and contactless modes, and related applications, and through the CertPlus venture in the field of security and authentication of electronic business transactions. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.

         We have acquired non-exclusive patent licenses from third parties for technologies relevant to our business, in particular from Sun Microsystems with respect to the Java technology, from IBM with respect to IBM mask data for Java chip cards and from Bull CP8 with respect to Bull mask data for banking chip cards. See "Risk Factors - We include third party technology in our products, and our business would be harmed if we were not able to continue using this third party technology." We have licensed out some of our patented technologies to third parties, in particular to Molex and SCM, and have also entered into cross-license agreements with business partners, such as with Verifone for the exploitation of electronic wallets.

         Our research and development activities also involve the conception of micromodule designs, which we file with relevant industrial property authorities to obtain specific design protection or design patents, depending on the jurisdiction. We have acquired proprietary rights on approximately a dozen micromodule designs, as well as for several card reader designs, which are protected in France and the United States, as well as in a number of European and Asian countries. We are currently involved in litigation with Inside over the ownership of a number of rights in chip designs, which we claim were misappropriated by Inside. A settlement agreement is being negotiated with Inside.

         We have developed a number of software applications, upon which we claim copyright protection. We have granted software licenses to third parties, under which we usually communicate our software to our licensee in object code format only.

         The Gemplus and Gemplus Card International names and logos are registered trademarks in the name of our company. Our trademarks are commonly registered for electronic chips, microcircuits, electronic components and software, equipment for the connection to telephone networks, the transmission of data and images through means of telecommunication and advice in the field of software and electronic chip customization. Our trademarks are protected in France, as well as in a number of European, North American and Asian countries.

         We have registered a number of domain names in the name of our company, including the gemplus.com, gemplus.fr, gemxplore.com, gemxpresso.com, gemplusventures.com, gemventures.com and certplus.com domain names.

         Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are sometimes unable to determine the extent to which piracy of our patented products exists, patent piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of France and the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

         Due to the importance of patented technology in the chip card industry, our business involves a substantial risk of overlaps with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such disputes are usually resolved by entering into settlement co-existence or cross license agreements with third party patent owners. We have thus entered into a limited patent cross-license agreement with Gieseke & Devrient covering a number of our patents with respect to several types of chip cards and assembly processes for integrated circuits. We have also entered into a patent co-existence and technology partnership agreement with Welcome Real Time with respect to a system or method for the processing of encrypted data with chip cards. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

Regulation

         Although our chip card products and services are not directly subject to any regulations, our secure enabling technology could be affected by laws and regulations imposing controls on the development and transfer of encryption technology, while our manufacturing and personalization activities could be subject to environmental laws and regulations.

         Encryption Technology Controls

         Our security products and services rely on the ability of our chip cards to perform cryptographic functions, such as the encryption and decryption of information sent by chip card users over the internet. The domestic use and transfer and the export of systems and equipment with encryption capabilities, including hardware, software, modules and cards, have been subject recently to increasing national regulation and international controls. As a result, the domestic use and transfer and the export of cryptographic products are subject in many countries to strict controls and governmental scrutiny, usually requiring the user or transferor to obtain special licenses.

         To attempt to avoid suffering or reduce delays in the development and delivery of our chip card-based secure technology, in 2000 we created a centralized organization within our company to coordinate all of our operations that involve the transfer of our cryptographic-enabled products and services and ensure compliance with all relevant laws and regulations.

         Environmental Matters

         Our manufacturing and personalization operations may be subject to extensive, evolving and increasingly stringent environmental and occupational health and safety laws and regulations in a number of jurisdictions, including regulations governing the management, use and release or discharge of hazardous and toxic materials into the environment. Compliance with current and future environmental, health and safety laws and regulations could result in significant costs and could restrict our ability to modify or expand our facilities or continue production.

         To avoid incurring liability under applicable environmental, health and safety laws and regulations, we have adopted global Environment, Health and Safety Guidelines for the layout, construction and operation of our facilities. These guidelines have been defined to comply with current French and European laws and regulations and are to be completed or modified by our local Environment, Health and Safety officers to ensure compliance with local laws and regulations. If there are no local environmental, health and safety laws or regulations, or if our guidelines contain environmental, health and safety rules that are stricter than local laws or regulations, our guidelines will be applied in those localities.

Significant Subsidiaries

         As a global company, we have subsidiaries located throughout the world. The following table sets forth all of our direct and indirect significant subsidiaries:

Name of Company                                                                     Percentage Owned
---------------                                                                     ----------------
Gemplus S.A., a French corporation.............................................           93.0%(1)
Gemplus GmbH, a German corporation.............................................          100.0%
Gemplus Limited, a British corporation.........................................          100.0%
Gemplus Microelectronics S.A., a French corporation............................          100.0%
Gemplus Technologies Asie Limited, a Singapore corporation.....................          100.0%
Gemplus Microelectronics Asia Limited, a Singapore corporation.................          100.0%
Tianjin Gemplus Smart Card Company Limited, a Chinese corporation..............           51.0%
Gemplus Tianjin New Technologies Company Limited, a Chinese corporation........          100.0%
Gemplus Corporation, a Delaware corporation....................................          100.0%
Gemplus Card International de Mexico S.A. de C.V., a Mexican corporation.......          100.0%
SkiData AG, an Austrian corporation............................................           80.0%
Gemplus Finance S.A., a Luxembourg corporation.................................          100.0%
Zenzus Holdings Limited, a Gibraltar corporation...............................          100.0%
--------------------------

(1) The remaining shares are mainly held by our employees pursuant to the exercise of stock options, who may contribute, from time to time, to our company the shares of Gemplus S.A. received upon exercise of these options in exchange for shares of our company.

Marketing and Advertising

         We develop and increase market awareness of our products and services through our marketing and promotion efforts, which focus primarily on press relations and internet and direct marketing tools. We also seek to increase our customers' loyalty to our products and services through our high-quality customer care efforts.

         We target a broad range of customers, including major wireless operators and banking and financial institutions, which are located throughout the world. Our marketing resources are deployed on a global scale to each of our operating regions to attract and retain customers in each of our market segments.

Item 5.  Operating and Financial Review and Prospects.

Overview

         The financial information included in the discussion below as at December 31, 2000 and 1999 and for the three years ended December 31, 2000 is derived from the audited consolidated financial statements included in this annual report. You should read the following discussion together with the audited consolidated financial statements and related notes. Our audited consolidated financial statements have been prepared in accordance with IAS, which differs from U.S. GAAP. Note 30 to our audited consolidated financial statements describes the principal differences between IAS and U.S. GAAP as they relate to our company, and reconcile our net income and shareholders' equity to U.S. GAAP.

         On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France and Luxembourg. We have adopted the euro as our reporting currency in our audited consolidated financial statements and have translated all French franc amounts at the fixed exchange rate for French francs to euros. Although these statements depict the same trends as would have been shown had we presented them in French francs, you should be aware that they may not be directly comparable to the financial statements of other companies that have been restated in euros. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for the euro are not available. A comparison of our financial statements with those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could give you a much different impression than a comparison of our financial statements and those of that other company as translated into euros. Note 2 to our audited consolidated financial statements explains how the amounts in these statements were translated.

         Source of Revenues

         Our company is in a period of significant growth, driven primarily by our sales of telecommunications products, software and services, principally in the wireless communications market. Our net sales grew by 31% from 1998 to 1999 and by 57% from 1999 to 2000, reaching euro 1,204.6 million in 2000. Telecommunications sales have consistently represented the largest share of our total, and have increased in importance as our wireless business has grown. The following table breaks down our net sales among our three segments:

                                          Year ended December 31,

                               1998              1999               2000
                           ------------      -------------     -----------------
                                 (millions of euros, except percentages)

 Telecommunications.....   337.7     58%     482.2     63%      883.7       74%
 Network Systems........   122.3     21%     160.5     21%      196.4       16%
 Other..................   123.0     21%     123.9     16%      124.5       10%
                           ------  ------    ------  ------     -----     -----
 Total..................   583.0    100%     766.6    100%     1,204.6     100%
                           ======   =====    ======   =====    =======     ====

         Our sales growth through 2000 has been accompanied by improved operating profitability, reflecting principally the growth of our telecommunications market segment, which has the highest margins of our three segments. Within the telecommunications segment, improved profitability has been driven principally by increased sales of wireless products and services, which have higher operating margins than phone cards. Our gross margin increased from 34.4% of sales in 1998, to 36.5% in 1999, to 37.7% in 2000. Excluding the impact of goodwill amortization and legal reorganization expense, our operating income was 10.6% of sales in 2000, an increase from 7.4% in 1999 and 4.9% in 1998.

         Our operations generate substantial positive cash flow, which we use to fund research and development, capital expenditures and acquisitions. In addition to our operating cash flow, in 2000 we received net equity investments of approximately euro 824 million. As of December 31, 2000, we had a net cash position of approximately euro 569 million, equal to our cash and cash equivalents less financial debt, short term overdrafts and capital lease obligations. We believe that our financial strength gives us the opportunity to expand our business significantly.

         Factors Affecting Revenues

         Most of our historical revenues have been earned from sales of our products, which are typically invoiced to customers on the basis of the number of cards supplied. Our sales of wireless products have represented an increasingly large share of our sales in recent years. Our prices for our most sophisticated wireless identification modules are higher than our prices for our earlier generation wireless identification modules. When we introduce a new card, it can initially have the effect of decreasing our average prices, because our prices decline for our earlier generation cards before our sales volumes migrate to the new cards.

         Although we have increasingly provided wireless customers with software and services in addition to our sales of wireless products, we have generally not invoiced software and services separately from our product sales, as we sell our software and services primarily on an integrated basis with our wireless products. Because we intend to grow our value-added software and services in the wireless market, we may in the future adopt a pricing policy that would result in our invoicing customers separately for software and services.

         In our telecommunications segment, our sales of wireless products and related software and services have increased steadily as a function of both the market for wireless communications and demand for our increasingly sophisticated cards. Because the number of mobile phones in use has been rising steadily in recent years, our revenue growth in the telecommunications segment has largely reflected the growth of the wireless market. In the future, our telecommunications revenues will also depend largely on the extent to which our technology is used to take advantage of the new services made possible by new wireless transmission standards, the development of the mobile commerce market and the importance of our software and services in these markets.

         In our network systems segment, the largest share of our historical revenues has been derived from our SkiData access control subsidiary, which we acquired in early 1997. The segment also includes chip card systems for financial services, health care and identification, which are similarly customized. Our e-business security activities, which are also included in this segment, are new, and as a result have not generated significant historical revenues. Our revenues in this segment can vary over the life of our contracts to design, implement and in some cases operate chip card based systems. We typically record a larger share of our revenues early in the life of a contract, when we receive progress and completion revenues for the implementation of a system, and card sale revenues to supply the initial needs of a customer. As a contract matures, our revenues consist more of sales of cards as new cardholders join the system and to replace cards that expire or are lost. While we provide ongoing services such as technical support, we have generally not billed those services separately. If we are able to develop our systems operation business, which involves operating a customer's system on an outsourced basis, then our ongoing revenues will include a larger service component, which is likely to be billed separately from card sales.

         Our revenues in our other activities reflect mainly our sales of plastic cards with magnetic stripes to banks, a business that we entered in 1995 to build relationships with banking customers. Like our network systems revenues, our revenues in this segment can vary over the life of our contracts, with high early card sales in connection with a new contract, and sales based on the requirements for new cardholders and card replacements as the contract progresses.

         Factors Affecting Gross Margin

         Our gross margin, which is equal to the percentage of our revenues represented by our gross profit, is affected by a number of factors. The most significant factor in recent years has been our product mix, as our wireless products and services generate margins that are higher than many of our other products and services, particularly our magnetic stripe bank cards. As our sales of wireless products and services have grown, our gross margin has also grown.

         Our cost of sales consists principally of the cost of our microprocessor chips, the plastic that is used in our cards, tools and equipment used to manufacture and personalize our chip cards and personnel related to manufacturing, supply, logistics and management of production. When we initiate a major card program or open a new manufacturing facility, we typically incur costs in connection with the establishment of the program or the facility, including the cost of manufacturing tools and equipment and personnel who are trained to implement the program or hired to operate the new facility. Depending on when the start up phase occurs in relation to our accounting periods, we may incur significant startup costs in a period before we earn substantial revenues. When this happens, our gross margin is negatively affected during the startup period. In contrast, once the program begins to generate revenues or the new manufacturing facility begins to run, in each case at full capacity, our gross margin typically increases.

         Seasonality

         We typically record the greatest share of our revenues in the fourth quarter of each year. In 1998, 1999 and 2000, 32%, 34% and 32% of our net sales were recorded in the fourth quarter. The reasons that we earn such a large percentage of our revenues in the fourth quarter are that:

          o wireless communications operators have typically conducted significant promotions for the Christmas season, resulting in higher sales of our wireless products,

          o ski resorts usually implement, upgrade and maintain access control systems at the beginning of the peak ski season, boosting the sales of our SkiData access control systems, and

          o a large part of our sales contracts provide for delivery of products to customers prior to the end of the year, as our sales force receives commissions based in part on annual sales targets.

         In contrast, we typically experience the lowest share of our revenues in the first quarter of each year. Because many of our operating expenses are incurred more evenly over the course of a year than our revenues are earned, our operating income in the first quarter is typically lower than our operating income in later quarters, and in some years we have recorded operating losses in the first quarter.

         Impact of Exchange Rates

         We report our financial statements in euros. Because we earn a significant portion of our revenues in countries where the euro is not the local currency, our results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the British pound, the US dollar, the Chinese renminbi and the Singapore dollar. We earned in 2000 15% of our net sales in China, 9% in each of the United States and the United Kingdom and 11% in the rest of Asia. A large portion of our sales to the rest of Asia, other than China, are denominated in Singapore dollars. The United States and China are our fastest growing markets, followed by Singapore, Thailand and Taiwan. As a result, the impact of currency exchange rate movements in the currencies of these countries on our results of operations is likely to increase in the future.

         The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese renminbi and the Singapore dollar since January 1, 1998, calculated based on the daily exchange rates published by Natexis Banques Populaires.

                                         Year ended December 31,
                              ---------------------------------------------
                               1998                1999               2000
                              -----------     -------------     ----------------
                                     (euros per unit of foreign currency)
British Pound .............     1.48958             1.51841             1.64133
Chinese Renminbi...........     0.10864             0.11338             0.13116
Singapore Dollar...........     0.53807             0.55391             0.62903

         The impact of currency exchange movements on our results of operations is typically mitigated by the fact that we incur expenses in local currency, and that we borrow in local currency in the United States, although this does not eliminate the entire impact. We also engage in limited currency hedging activities. In the discussion below, we describe the extent to which changes in our net sales have historically been affected by currency exchange rate movements, after taking into account our hedging activities. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a description of our exposure to currency exchange and other market risks and our hedging strategies.

         French Income Tax Exemption

         Our principal French operations are located in a tax exempt enterprise zone, which has allowed us to benefit from a series of ten year exemptions from French corporate income taxes. The exemptions substantially expired in 1999, and will expire fully in 2002. In 1998, our income taxes were reduced by euro 11.9 million, compared with the amount they would have been in the absence of the tax exemption, while in 1999 we recorded an extra charge of euro 2.4 million because we incurred seasonal losses in France during the period when the largest share of the tax exemptions were in effect. The impact of the expiration of the tax exemption in each of 1999 and 2000 was not significant, as various tax deductions in these fiscal years offset the impact of the expiration. Because our taxes in future years will depend in large part on the growth of our taxable income on a geographical basis, we cannot predict the financial impact that the full expiration of the tax exemption will have on our results of operations.

         Legal Reorganization

         In 1999, we reorganized our legal structure into a form suitable for a company with public investors. Previously, the parent company in our group was Gemplus SCA, which was the French equivalent of a limited partnership. In the reorganization, we merged Gemplus SCA with its general partner, Gemplus Associates, and changed the legal form of the surviving company to a societe anonyme, which is the French equivalent of a corporation. Although the reorganization did not have any substantive impact on our operations, we recorded a one-time, non-cash charge of euro 65.4 million in 1999 in connection with the reorganization.

         In February 2000, substantially all of the shares of the surviving company, Gemplus S.A., were contributed to our company, a newly-formed Luxembourg corporation which is the holding company for all of our operations. This contribution did not result in a reorganization charge.

Results of Operations

Recent Developments

         On May 2, 2001, we announced that our results for the first quarter of 2001 fell short of our previous expectations. Our revenues in the first quarter of 2001 amounted to euro 294 million, an increase of 27% over revenues recorded in the first quarter of 2000, as compared to an expected increase of approximately 31-32%. The lower growth in revenues was concentrated in our telecommunications segment and is attributable to a decline in sales of wireless products and services due to lower demand for wireless products in Europe and the United States and a decline in prices of our wireless products as a result of an unfavorable shift in our product mix due to lower sales volumes of our high-capacity microprocessor chips, which are sold primarily in Europe and the United States. As a result of the lower growth in revenues during the first quarter of 2001, we recorded a significant decrease in operating income for the first quarter of 2001 compared to operating income for the first quarter of 2000, due to a decrease in gross margins of our wireless products resulting from unfavorable product mix and higher operating costs related to underutilized high-cost manufacturing capacity in Europe.

         On May 2, 2001, we also announced a plan to restructure our operations worldwide, as a result of which we expect to record an estimated euro 35 million charge in the second quarter of 2001. The restructuring includes the closure of our manufacturing facility in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. In addition, our restructuring includes changes to our business organization, particularly the combination of our financial services business with our e-business security business, in order to better integrate our resources and leverage technology trends, overlapping market requirements and partnerships.

         Following the announcement of the restructuring, the workers committee of Gemplus S.A., our French principal subsidiary, commenced an alert procedure under French labor law, and has decided to prepare a report on the facts upon which the alert procedure has been commenced, with the assistance of an independent auditing expert, which will be sent to the management and statutory auditors of Gemplus S.A., and which also may be sent to the Supervisory Board of Gemplus S.A. During the meeting held on June 22, 2001, the Supervisory Board of Gemplus S.A. decided to have an audit performed in order to verify the entire regularity of the measures taken by Gemplus S.A., in light of the questions raised by the workers committee with respect to certain aspects of the financial situation of the Gemplus group and the contemplated restructuring. In this context, Mr. Antonio Perez announced to the employees on June 13, 2001 that he made the decision to reduce his compensation. In addition, in a letter sent to the Supervisory Board of Gemplus S.A. and to the board of our company, Dr. Marc Lassus indicated that, based on the current situation of the group, he considered that the senior management team of the group should be ready to take all actions, including a reduction of their options rights and compensation, in order to demonstrate their commitment and solidarity with the group, and that he was willing to do so.

         On June 6, 2001, we announced that we expect our results for the second quarter of 2001 will be lower than previously expected. We expect that our revenues for the second quarter will fall to approximately euro 265 million, a 4% decrease over revenues recorded in the second quarter of 2000, and that we will record an operating loss for the second quarter, excluding restructuring charges, of approximately euro 10 to 15 million. We further announced that we have reduced our expectations for growth in 2001, due to a slowdown in wireless subscriber growth, which results in lower SIM card demand and high inventory levels at wireless operators, and which may generate pressure on prices of wireless products and services in the second half of 2001.

         On June 25, 2001, we announced that we have reached an agreement with Kudelski S.A., pursuant to which we will sell SkiData A.G., our electronic access-control solutions business unit, to Kudelski S.A. for approximately euro 140 million in cash and shares. The sale of SkiData permits us to better focus our resources in our key growth areas, including telecommunications, financial services and e-business security.

         We have filed press releases that include our announcement of our results of operations for the first quarter of 2001, our announcement of our expectations for the second quarter and fiscal year 2001 and our announcement of our agreement with Kudelski, S.A. to sell SkiData A.G. on Forms 6-K with the Securities and Exchange Commission. See "Item 10. Additional Information--Documents on Display" for instructions on how to obtain copies of our Forms 6-K.

Year ended December 31, 2000 compared to year ended December 31, 1999

         Net Sales

         Our net sales for the year ended December 31, 2000 amounted to euro 1,024.6 million, a 57% increase compared with net sales of euro 766.6 million for the year ended December 31, 1999. Approximately 9% of this increase was due to the impact of currency exchange rate movements, as all four of the major non-euro currencies in which we recorded sales strengthened against the euro.

         Telecommunications sales increased by 83% from 1999 to 2000. Net sales from telecommunications were 74% of our total in 2000, after standing at 63% in 1999. The following table shows the growth in our net sales between 1999 and 2000 by market segment.

                                       Year ended December 31,
                                       --------------------------    ----------
                                        1999              2000         % change
                                       -----------   ------------    ----------
                                         (millions of euros)
Telecommunications...............       482.2              883.7          83%
Network systems .................       160.5              196.4          22%
Other............................       123.9              124.5           1%
                                        ------            -------         ---
Total............................       766.6            1,204.6          57%
                                        ======           ========         ===
         Wireless products and services were responsible for most of the increase in our telecommunications net sales. We recorded net sales of wireless infrastructure products and services of euro 689 million in 2000, representing nearly twice the amount recorded in 1999, which was euro 355 million. The increase reflected primarily growth in volume, as we sold approximately 91% more units in 2000 compared with 1999, as well as a slight appreciation in average selling prices of approximately 9%, which was due to the impact of currency exchange rates. Excluding the effect of changes in exchange rates, an improvement in product mix and increased sales in targeted high growth regional markets were largely offset by a decline in prices for lower capacity chip cards due to intense competition. Further improvements in product mix were constrained despite sustained demand due to the global shortage of the high-capacity microprocessor chips used in our most advanced wireless products. Phone card sales increased 21% in 2000 compared with 1999 due to an 18% increase in volume, principally in Latin America and southern Europe, and a slight increase in average sales prices as a result of favorable currency exchange rates.

         The increase in network systems revenues was realized primarily in financial services, as well as growth in our sales of loyalty chip cards, internet business security products, particularly chip card readers for corporate networks, and SkiData's access control systems. Financial services chip card sales increased in 2000 compared to 1999, largely due to an increase in sales in the United States, Europe and Asia, other than China, as banks in these regions launched new chip card programs in the second half of 2000, as well as sustained growth in the Geldkarte e-purse program in Germany and the development of several new e-purse programs in Asia, particularly South Asia and the Pacific. The growth at SkiData and in loyalty programs, internet business security products and financial services was partly offset by a decrease in health care systems sales in 2000 compared to 1999, which was due to the fact that we recorded peak sales in 1999 as a result of the implementation of a new French health care program.

         In our other activities segment, revenues remained stable in 2000 compared to 1999, as an increase in sales of our smart cards for pay-television applications was offset by a decrease in sales of magnetic stripe bank cards due to the adoption of new chip card programs by several U.S., European and Asian banks in 2000 to gradually replace existing magnetic stripe bank card programs and to the fact that we recorded peak sales in 1999 as a result of a one-time increase in the issuance of magnetic stripe bank cards in preparation for the year 2000.

         Although our net sales grew significantly in all of our geographical regions, the largest increase in absolute terms was in our Europe, Middle East and Africa region, closely followed by our net sales in Asia. The largest percentage increase of our net sales was in Asia, where net sales increased by 122% from 1999 to 2000. The following table breaks down our net sales among our three regions.

                                        Year ended December 31,
                                       --------------------------    ----------
                                         1999               2000        % change
                                       --------------------------    ----------
                                          (millions of euros)

Europe, Middle East and Africa.......    506.0              701.3          39%
Asia.................................    142.8              317.9         122%
Americas.............................    117.8              185.4          57%
                                         ------            ------        -----
Total................................    766.6            1,204.6          57%
                                         ======           ========       =====
         In our Europe, Middle East and Africa region, sales in the European Union, Switzerland, Turkey and South Africa accounted for more than 80% of our revenues in both 1999 and 2000. In Europe, the increase in revenues resulted mainly from our wireless products and services activity, reflecting the growth of the mobile phone market throughout the region. The increase in Asia was partly due to the fact that the 1999 recovery from the Asian financial crisis did not occur significantly until the second half of 1999. This increase reflected primarily growth in wireless, bank card and scratch-off card sales throughout the region, particularly in China, Singapore, Thailand, and the Philippines. In North America, we significantly increased our wireless sales, as the subscriber base of the main operator that uses identification module technology grew substantially, as well as our financial services sales. We also increased our sales of phone cards in Latin America. Although currency exchange rates affected our revenues in all non-euro regions, the impact was not significantly different from one region to another.


         Gross profit

         Our gross profit increased from euro 279.8 million in 1999 to euro 453.9 million in 2000, representing growth of 62%. Our gross margin increased from 36.5% in 1999 to 37.7% in 2000.

         Our increase in gross margin resulted from the strong growth in sales in the telecommunications market segment, where we typically record our highest margins. The following table breaks down our gross profit and gross margin by segment.

                                   Year ended December 31,
                                 -----------------------------       ----------
                                  1999                  2000          % change
                                 -----------  ----------------       ----------
                                     (millions of euros)

Telecommunications ...........   207.1                 378.9              83%
   Gross margin ..............    42.9%                 42.9%
Network systems...............    51.2                  62.0              21%
   Gross margin ..............    31.9%                 31.6%
Other ........................    21.5                  13.0             (39)%
   Gross margin ..............    17.4%                 10.4%
Total.........................   279.8                 453.9              62%
                                 ======                =====
Total gross margin............    36.5%                 37.7%

         Telecommunications gross margin was essentially stable from 1999 to 2000. Although the proportion of our wireless sales in this segment increased, our wireless margins declined modestly as a result of a global shortage of high-end microprocessor chips, which hindered the planned migration of many of our customers to high-end wireless identification modules, and investments in services and software activities with lower than average margin rates in their initial stage. We also recorded an increase in our phone card sales and our scratch-off card sales, which generate lower margins than most of our other telecommunications products.

         In network systems, our gross margin slightly decreased from 1999 to 2000, as improved margins in our healthcare and internet security businesses were offset by a deterioration in the gross margin in SkiData's access control systems due to an increase in sales of SkiData's ski resort access control systems, which generate lower margins than SkiData's other access control systems.

         In our other activities, our gross margin was adversely affected by manufacturing overcapacity for magnetic stripe cards bank cards. The overcapacity was principally due to costs associated with the expansion of our manufacturing capacity in anticipation of a large multiple-year order for a magnetic stripe bank card program that did not materialize, as well as the expansion of our capacity in 1999 to serve pre-Year 2000 demand. Although most of the underutilized capacity has since been redeployed to other uses, our ability to fully utilize our manufacturing capacity has been constrained as a result of the decrease in sales of magnetic stripe bank cards and other plastic cards in 2000.

         Operating income (loss)

         We recorded euro 116.2 million of operating income in 2000, compared to an operating loss of euro 15.1 million in 1999 attributable to a one-time charge of euro 65.4 million related to the legal reorganization of our corporate structure in 1999. Excluding the impact of the legal reorganization expense, we would have recorded operating income of euro 50.3 million in 1999. The 2000 figure reflected a one-time recognition of euro 12.5 million in French research credits from prior years. We deduct research credits from our net research and development expenses, although we do not do so until we are certain that the French tax authorities will allow us to fully use the credit. In June 2000 we obtained a ruling allowing several research tax credits from 1993 through 1999, resulting in the one-time recognition.

         Excluding the impact of the research credit in 2000 and the impact of the legal reorganization expense in 1999, our operating income represented 9.6% of our net sales in 2000, up from 6.6% in 1999. Selling and marketing expenses increased by 63%, from euro 97.2 million in 1999 to euro 158.5 million in 2000, reflecting primarily an increase in marketing efforts to promote new products, as well as an increase in regional selling expenses.

         Net research and development expenses (before deduction of the credit) rose to euro 90.8 million in 2000 from euro 62.2 million recorded in 1999, an increase of 45.8% that resulted principally from our hiring of new software engineers. Net research and development expenses do not include spending funded by government research credits, or deferred research and development expenditures, which are our capitalized research and development expenditures net of related provisions. Our gross research and development expenditures were euro 67.4 million in 1999 and euro 104.3 million in 2000, representing 8.8% and 8.7%, respectively, of our net sales. See "Item 4. Information on the Company--Business Overview--Research and Development" for a description of our research and development activities.

         General and administrative expenses increased by 40.8%, increasing from euro 63.7 million in 1999 to euro 89.7 million in 2000. Excluding costs associated with the initial public offering of our ordinary shares in December 2000, which amounted to euro 3.8 million, our general and administrative expenses increased by 35.0% from 1999 to 2000.

         Net interest expense

         We recorded interest income of euro 12.6 million in 2000, compared to net interest expense of euro 4.5 million in 1999. Interest expense in 2000 resulted from new capital leases on our Gemenos, France facilities that we signed in 1999. Interest income in 2000 increased primarily due to significant equity investments by the Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees.

         Other income and expense, net

         Other net expense decreased from euro 458 thousand in 1999 to euro 28 thousand in 2000, principally as a result of an increase in income attributable to gains on investments, which was partially offset by an increase in minority interests in 2000.

         Income tax

         Income tax expense amounted to euro 29.6 million in 2000, a substantial increase from the euro 12.1 million of income tax expense in 1999. The increase was due principally to overall growth in operating profit, which was partially offset by a slight decrease in our effective tax rate from 23% in 1999 to 21% in 2000.

         Net income (loss)

         Our net income in 2000 was euro 99.1 million, compared to our net loss in 1999 of euro 32.1 million. The net loss resulted from a one-time charge of euro 65.4 million in connection with the legal reorganization of our corporate structure in 1999. Excluding the impact of the legal reorganization expense, our net income would have amounted to euro 33.3 million in 1999. The difference was due principally to the substantial operating income recorded in 2000.

Year ended December 31, 1999 compared to year ended December 31, 1998

         Net Sales

         Our net sales for the year ended December 31, 1999 amounted to euro 766.6 million, a 31% increase compared with net sales of euro 583.0 million for the year ended December 31, 1998. Currency exchange rate movements accounted for approximately 4% of the increase, with the remaining 27% resulting from operational increases.

         Telecommunications sales recorded the greatest absolute increase, rising by almost euro 145 million from 1998 to 1999. The following table shows the growth in our net sales between 1998 and 1999 by market segment.

                                      Year ended December 31,
                                  ----------------------------       ----------
                                     1998                 1999         % change
                                  -------------- -------------       ----------
                                        (millions of euros)
Telecommunications .........         337.7                482.2           43%
Network systems ............         122.3                160.5           31%
Other ......................         123.0                123.9            1%
                                     ------               ------
Total.......................         583.0                766.6           31%
                                     =====                =====
         The increase in net sales from our telecommunications market segment was due primarily to a significant increase in sales of wireless products and services. Wireless sales in 1999 were euro 355.3 million, representing an increase of 55% over the wireless sales of euro 229.4 million in 1998. The increase reflected principally substantial growth in volume (approximately 81% from 1998 to 1999), while average sales prices for wireless products and services declined by approximately 12% in 1999 due to a more competitive environment. Our other telecommunications product sales consisted mainly of phone card sales, which increased in 1999 compared with 1998. Phone card sales increased in terms of volume by approximately 12%, due largely to phone card sales in China, while average sales prices for phone cards declined by 9% due to competitive conditions.

         In our network systems segment, the largest share of our other revenues was earned in SkiData, which grew significantly in 1999. We also recorded significant growth in the production of microprocessor chip cards for financial services applications, principally as a result of the new German Geldkarte program that started in 1999, as well as a new e-purse program in Singapore. Although our internet business security activities started in 1999, we began implementing our first pilot programs with corporate customers in the first half of 2000.

         Our revenue growth in our other activities segment was principally due to the fact that magnetic stripe card production reached peak levels in 1999 as banks prepared for the Year 2000. This was offset in part by lower sales in our other activities, particularly in transportation.

         Geographically, our net sales increased in all of our regions, with sales in our Europe, Middle East and Africa region increasing by almost euro 125 million. The largest increase in percentage terms occurred in Asia, where our net sales increased by half. The following table breaks down our net sales among our three regions.

                                       Year ended December 31,
                                    -----------------------------     ----------
                                      1998                  1999        % change
                                    -------------  --------------     ----------
                                         (millions of euros)

Europe, Middle East and Africa......  382.4                 506.0           32%
Asia ...............................   95.7                 142.8           49%
Americas............................  104.9                 117.8           12%
                                      ------                ------
Total...............................  583.0                 766.6           31%
                                      ======                ======

         In our Europe, Middle East and Africa region, sales in the European Union, Switzerland, Turkey and South Africa accounted for more than 80% of our revenues in both 1998 and 1999. Our largest single country market during these periods was the United Kingdom. The increase in Asia represented the combined effect of the initial stages of the recovery from the Asian financial crisis of 1998, as well as growth in sales in China and Singapore. Our net sales increase in the Americas reflected an increase in identification modules in the second half of 1999 resulting from growth in wireless subscriptions using identification modules in the United States, which offset a decline in phone card prices in Latin America that was due primarily to competitive market conditions.

         Gross profit

         Our gross profit increased from euro 200.5 million in 1998 to euro 279.8 million in 1999, representing growth of 39.6%. Our gross margin increased from 34.4% in 1998 to 36.5% in 1999.

         The increase in our gross margin was due principally to the increasing proportion of our net sales represented by our telecommunications market segment, which has higher margins than our other market segments. We also improved our capacity utilization in 1999, as several factories that we opened in late 1997 and early 1998 were in full operation for all of 1999. We also realized cost savings from inventory management and more effective chip purchasing strategies. In 1998, we incurred costs resulting from a comprehensive review of our inventory, as a result of which we wrote off obsolete inventory in the amount of euro 6.1 million.

         The following table breaks down our gross profit and gross margin by segment.

                                   Year ended December 31,
                                  -----------------------------     ----------
                                  1998                1999           % change
                                  -----------------------------     ----------
                                     (millions of euros)
Telecommunications .........      132.1               207.1             57%
   Gross margin.............       39.1%               42.9%
Network systems ............       44.4                51.2             15%
   Gross margin.............       36.3%               31.9%
Other ......................       24.0                21.5            (10)%
   Gross margin.............       19.5%               17.4%
Total.......................      200.5               279.8             40%
                                  =====               =====
   Total gross margin ......       34.4%               36.5%

         The increase in our telecommunications gross margin was due primarily to our increase in sales of wireless products and services, which have higher margins than our phone cards. Phone cards represented a smaller percentage of our telecommunications sales in 1999.

         In network systems, our gross margin declined moderately, as sales in some relatively low margin SkiData programs increased in the second quarter of 1999. We also incurred costs in connection with the startup of a major health care program in France, principally the purchase of manufacturing equipment that was not reusable for other projects, the development of a customized personalization model, including the acquisition of a special license, and additional overhead costs associated with the implementation of special administrative, inventory management and logistics procedures.

         Our gross margin from our other activities fell slightly, principally because of competitive conditions in transportation, as well as a slight reduction in our margins on the production of plastic cards with magnetic stripes.

         Operating Income (loss)

         We recorded an operating loss of euro 15.1 million in 1999, compared to operating income of euro 23.8 million in 1998. This decrease was mainly due to a one-time charge of euro 65.4 million related to the legal reorganization of our corporate structure in 1999. Excluding the impact of the legal reorganization expense, we would have recorded operating income of euro 50.3 million, which is more than twice our 1998 operating income of euro 23.8 million. Our 1999 operating income, excluding the impact of the legal reorganization charge, represented 6.6% of our net sales, compared with 4.1% in 1998. The improvement was a result of our improved gross margin, as well as an increase in selling and marketing expenses that was significantly smaller than our increase in net sales. In contrast, research and development expenses increased more quickly than net sales, while general and administrative expenses increased by approximately the same percentage as net sales.

         Net research and development expenses amounted to euro 62.2 million in 1999, an increase of 37% compared with net research and development expenses of euro 45.3 million in 1998. Net research and development spending rose to 8.1% as a percentage of net sales in 1999 compared to 7.8% of net sales in 1998. This increase in 1999 resulted primarily from investments in new chip card operating systems, new software for our wireless and internet business security activities, and the creation of a new team responsible for JavaCard development. We also significantly increased the number of our patent filings in 1999, resulting in higher costs. Our gross research and development expenditures were euro 47.1 million in 1998 and euro 67.4 million in 1999, representing 8.1% and 8.8%, respectively, of our net sales. See "Item 4. Information on the Company--Business Overview--Research and Development" for a description of our research and development activities.

         Selling and marketing expenses amounted to euro 97.2 million in 1999, an increase of 24% over selling and marketing expenses of euro 78.5 million in 1998. The increase was less than our percentage increase in sales, primarily because most of our sales growth in 1998 was realized in the second half of the year, at which time we increased our marketing expenses to take advantage of potential sources of market growth.

         General and administrative expenses amounted to euro 63.7 million in 1999, an increase of 33% over the 1998 level of euro 48.0 million. The increase resulted from the addition of staff to support our expanded worldwide operations. We also upgraded our management information systems and spent approximately euro 4 million preparing our information systems for the Year 2000. A portion of the increase also resulted from termination costs relating to changes in management.

         Net interest expense

         Net interest expense was euro 4.5 million in 1999, a slight decrease compared with the 1998 figure of euro 4.7 million. The decrease in our net interest expense resulted principally from a reduction in the amount of drawdowns outstanding under our credit lines.

         Other net income and expense

         In 1999, we incurred net other expenses of euro 0.5 million, after incurring net other income of euro 12.1 million in 1998. The difference was due primarily to the fact that we realized euro 13.5 million of investment gains in 1998 from the sale of shares in various technology companies, which was euro 8.6 million more than our investment gains in 1999. In addition, our income attributable to minority interests in 1999 was euro 2.6 million greater than in 1998. See Note 11 to our audited consolidated financial statements for a description of our investments.

         Income tax

         Income tax expense amounted to euro 12.1 million in 1999, reflecting an effective tax rate of 23% on pre-tax and pre-goodwill income of euro 51.7 million. Income tax expense amounted to euro 6.7 million in 1998, reflecting an effective tax rate of 18%. Approximately 90% of our income tax expense in 1999 was recorded in the United Kingdom and Germany, both of which are relatively high tax rate jurisdictions, accounting for the increase in the effective tax rate.

         Net income (loss)

         In 1999, we incurred a net loss of euro 32.1 million, compared to net income of euro 24.5 million in 1998. The net loss resulted from a one-time charge of euro 65.4 million in connection with the legal reorganization of our corporate structure in 1999. Excluding the impact of the legal reorganization expense, our net income would have amounted to euro 33.3 million in 1999 as a result of the factors discussed above.

Liquidity and Capital Resources

         Our primary sources of liquidity in 2000 and 1999 were cash generated by operations, sales of equity securities to Texas Pacific Group, proceeds from our initial public offering in December 2000 and, in the earlier periods, medium-term and long-term debt financing.

         Our net cash provided by operating activities in 2000 was euro 69.2 million, a decrease of euro 6.0 million compared with 1999 principally attributable to increased working capital needs relating to the growth in our sales, which offset our improved net income. The principal factors affecting cash flows in these periods were our improved operating income before depreciation, goodwill amortization and legal reorganization expense, as well as increased working capital needs compared to our growth in sales in the second half of 2000.

         Our net cash used in investing activities in 2000 was euro 266.3 million, an increase of euro 192.4 million compared with 1999. The increase was due principally to increased capital expenditures, advanced payments for equipment and the acquisition of Oldenbourg Daten System, the German bank card manufacturer, SLP InfoWare Inc., a leading provider of predictive customer relationship management software, and Celocom Limited, a provider of public key infrastructure products and software. Our net cash used in investing activities was euro 73.9 million in 1999, principally for capital expenditures and the acquisition of companies with technologies or personnel that we have sought to develop our business lines. We recorded cash inflows from the sales of shares in various technology companies. Our capital expenditures were made primarily to acquire property, plant and equipment to expand our manufacturing capacity. We generally expect that our capital expenditures will increase to provide us with additional manufacturing capacity as our business develops. Our capital expenditures were euro 102.5 million in 2000 and euro 68.6 million in 1999.

         Financing activities accounted for a positive cash flow of euro 817.9 million in 2000, as compared to euro 29.2 million in 1999. The 2000 figure was primarily the result of an investment in our ordinary shares of euro 531.8 million, most of which was made by Texas Pacific Group, proceeds of euro 210.0 million from the exercise of warrants and stock options, and proceeds of euro 82.6 million from the sale of our ordinary shares to the public in connection with our initial public offering in December 2000. Positive cash flow from financing activities in 1999 was mainly attributable to proceeds from sale and leaseback transactions on our Gemenos, France headquarters.

         We entered into a euro 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, euro 52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining euro 97.5 million, euro 24.4 million expires in July 2002, euro 24.4 million in July 2003, and euro 48.7 million in July 2004. As of December 31, 2000, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdown under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At December 31, 2000, cash and cash equivalents amounted to euro 636.3 million.

         In the conduct of our business, we are exposed to a number of market risks, including currency exchange risks, interest rate risks and credit risks. To hedge our market risk exposures, we use several types of derivative instruments. We discuss our exposure to market risks and our hedging activities in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

U.S. GAAP Reconciliation

         We prepare our audited consolidated financial statements in accordance with IAS, which differ in several respects from U.S. GAAP. As a result, our net income and shareholders' equity is different under U.S. GAAP and under IAS.

         The following table sets forth our net income under IAS and under U.S. GAAP for the periods indicated.

                                                 Year ended December 31,
                                              ---------------------------------
                                              1998          1999        2000
                                              --------  -----------  ---------
                                                   (millions of euros)
   IAS net income (loss)                      24.5         (32.1)         99.1
   U.S. GAAP net income (loss)                22.8         (44.4)       (123.2)


         The principal differences affecting the determination of our net income under U.S. GAAP compared with IAS result from the granting of share options to our executive officers and employees. In accordance with IAS, the issuance of share options do not have any impact on net income at the time of grant or of exercise of the options. Under IAS, upon exercise of the options, the price paid for the underlying shares is allocated to share capital and paid-in capital. Under U.S. GAAP the difference between the exercise price and the fair market value of our shares at the time the options are granted generates compensation expense. In addition, in connection with the issuance of stock options to our new Chief Executive Officer and our Chairman in the second half of 2000, we made several non-recourse loans to these individuals for the exercise of these options, as described under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." Because these loans may be prepaid prior to maturity, the amount of interest to be paid on the loans is uncertain and, as a result, the ultimate option price is also uncertain. Under U.S. GAAP, the issuance of stock options with an unknown exercise price must be accounted for as a variable plan, which requires us to measure compensation in each period based on the difference between the exercise price and the fair market value of the shares.

         We recorded compensation expense related to share options over the vesting period of the respective options in accordance with U.S. GAAP amounting to euro 229.7 million for the year ended December 31, 2000, compared to euro 10.6 million for the year ended December 31, 1999. The increase in compensation expense in 2000 was due primarily to the free shares and stock options granted to our new Chief Executive Officer and our Chairman in the second half of 2000.

         The principal differences affecting the determination of our shareholders' equity under U.S. GAAP are the impact of several non-recourse loans made to our Chief Executive Officer and our Chairman for the exercise of the stock options granted in the second half of 2000, which, in aggregate, amounted to euro 143.7 million and are recorded as a decrease in shareholders' equity under U.S. GAAP.

         The following table sets forth our shareholders' equity under IAS and U.S. GAAP as of the dates indicated.

                                                   Year ended December 31,
                                   -------------------------------------------
                                    1998               1999              2000
                                   ------------  ----------------  ----------
                                               (millions of euros)
IAS shareholders' equity ......... 260.0               294.2           1,385.0
U.S. GAAP shareholders' equity ... 264.9               297.7           1,242.6


         For a discussion of the differences between IAS and U.S. GAAP as they relate to our consolidated net income and shareholders' equity, see Note 30 to our audited consolidated financial statements.

Item 6.  Directors, Senior Management and Employees.

Board of Directors

         Under Luxembourg law, the board of directors is vested with the broadest powers to perform all acts of administration and disposition in our interests. All powers not expressly reserved by law or by the articles of incorporation to the general meeting of shareholders fall within the competence of the board of directors.

         Our board of directors currently has nine members. Members of the board are appointed by the shareholders to serve terms not to exceed three years and may be re-appointed for consecutive terms. They may resign at any time and their functions as members of the board may be terminated at any time by a simple majority of the votes of the shareholders voting at a general meeting. Under Luxembourg law, a director may be an individual or a corporation.

         At a shareholders' meeting held on April 18, 2001, our shareholders appointed to office the board members shown below. The terms of appointment of all of our directors are for three years.

         The following table sets forth the name, age, and position of each of our directors as of June 27, 2001.

                  Name             Age                Position                    Occupation
-------------------------------   ---------   -----------------------     ----------------------------
Dr.  Marc Lassus................    62         Director; Chairman           Chairman of the Board of
                                                                            Gemplus International SA
Abel G. Halpern.................    32         Director; Vice-Chairman      Managing Director Texas
                                                                            Pacific Group
Antonio Perez ..................    55         Director                     Chief Executive Officer
                                                                            Gemplus International SA
Dr.  Bertrand Cambou............    44         Director                     Director
                                                                            Gemplus International SA
William S. Price, III...........    44         Director                     Managing Director Texas
                                                                            Pacific Group
Andrew Dechet...................    32         Director                     Principal
                                                                            Texas Pacific Group
Lee Kheng Nam...................    52         Director                     President
                                                                            Vertex Group
Randy L.  Christofferson........    43         Director                     Managing Director
                                                                            MIOGA Ventures
Ronald W. Mackintosh............    53         Director                     Chief Executive Officer
                                                                            Differentis

Board Committees

         Our board of directors has the following committees:

     (i) Executive Committee, which consists of Dr. Lassus, Mr. Halpern and Mr. Perez. This committee makes decisions on qualified day-to-day management matters aboveeuro 30 million and that do not exceedeuro 80 million, and makes recommendations to our board of directors on the strategic orientation of our company.

     (ii) Audit Committee, which consists of Mr. Price, Mr. Christofferson and Mr. Lee. This committee reviews our budgets and financial statements and any potential conflicts of interests with a director or other related party.(1)

     (iii) Compensation Committee, which consists of Dr. Lassus, Mr. Halpern and Mr. Perez. This committee makes recommendations on the compensation of executive officers and directors and supervises the administration of stock option plans for our employees.

------------------------
(1) Mr. Price is a shareholder of the general partner of Texas Pacific Group, one of our major shareholders, and, as a result, it is not certain whether Mr. Price may be considered an "independent director" in accordance with Rule 4350 of the NASD Manual. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders." Our board of directors determined that the appointment of Mr. Price to the Audit Committee in November 2000 is in the best interests of our company and our shareholders because Mr. Price has extensive experience in finance and management and has served as a director of a significant number of public and privately-held companies in the United States and abroad. See "Item 6. Directors, Senior Management and Employees--Director and Executive Officer Biographies" for a description of Mr. Price's professional and academic background.

Executive Officers

         Our board of directors has, with the authorization of a general meeting of our shareholders, delegated the day-to-day management of our company, including the power to act on behalf of our company, to the Chief Executive Officer (administrateur delegue), except for any matters that exceed euro 30 million, subject to powers expressly reserved by law to the board of directors or our shareholders.

         The following table sets forth the name, age and current position of each of our executive officers as of June 27, 2001:

              Name                      Age                           Position
---------------------------------     ---------   -----------------------------------------------
Antonio Perez....................       55        President, Chief Executive Officer and Director
Frederic Spagnou.................       42        Executive Vice President, Chief Operating Officer
Steven J. Gomo...................       49        Executive Vice President, Chief Financial Officer
Didier Lachaud...................       41        Executive Vice President, Human Resources and Security
Stephen D.  Juge.................       47        Executive Vice President, General Counsel
Dr. Gilles Michel................       49        Executive Vice President, Business Unit Manager,
                                                  Financial Services and E-Business Security
William J.  Lloyd................       61        Executive Vice President, Chief Technology Officer
Phil Faraci......................       45        Executive Vice President, Business Unit Manager,
                                                  Telecommunications

Director and Executive Officer Biographies

         Dr. Marc Lassus, one of our founders, has served as Chairman of the Board of Directors since February 2000. Prior to founding Gemplus, Dr. Lassus served as General Manager of the integrated circuits division at Thomson Semiconductors from 1985 to 1988. From 1980 to 1985, Dr. Lassus served as General Manager of Matra-Harris Semiconductors in Nantes, France. Prior to 1980, Dr. Lassus held various management positions at Motorola Semiconductors, particularly in the integrated circuits division. Dr. Lassus holds a Bachelors Degree in Physics from Lyon's Institute of Applied Sciences, France, and a Ph.D. in Solid State Physics from Lyon's University. Dr. Lassus serves on the Board of Directors of Ingenico.

         Antonio M. Perez has served as a Director and our President and Chief Executive Officer since July 2000. Prior to joining Gemplus, Mr. Perez served as Corporate Vice President, member of the Executive Council and President of the Consumer Business and Digital Media Solutions at Hewlett-Packard from 1999 to March 2000. Before 1999, Mr. Perez was Corporate Vice President, Member of the Executive Council and President and CEO of the Inkjet Imaging Solutions Group where he led this business to a strong leading position in the industry through five years of very fast growth. Prior to that, Mr. Perez held several management positions as European Marketing Manager, Division Manager and Country Manager for different businesses of Hewlett-Packard Europe. Mr. Perez studied Electronic Engineering in the Madrid University and is presently serving on the Board of Directors of Adobe Systems Inc., the Quantum Corporation and Previo Inc.

         Dr. Bertrand Cambou has served as a Director since February 2000 and served as our Executive Vice President, Chief Operating Officer from June 1999 to June 2001. Prior to joining Gemplus, Dr. Cambou served as Senior Vice President and General Manager, Network and Computing Systems at Motorola Semiconductors from May 1997 to May 1999. From March 1992 to April 1997, Dr. Cambou served as Senior Vice President and Director of Technology at Motorola Semiconductors, where he also from April 1984 to March 1992, held several senior management positions. From November 1980 to March 1984, Dr. Cambou served as an Engineering Manager at Matra Harris Semiconductors. Dr. Cambou holds a Doctor's Degree in Electronics from the University of Paris XI and an Engineering Degree from SUPELEC in Paris, France. Dr. Cambou serves on the Board of Directors of Ingenico.

         Abel G. Halpern has served as Vice-Chairman of the Board of Directors since February 2000. Mr. Halpern is a Partner and Managing Director with Texas Pacific Group ("TPG"). Based in London since 1996, Mr. Halpern is Co-Head of TPG's European private equity and investment activities and heads the European Technology and European Branded Consumer Goods practices. Prior to London, Mr. Halpern was based in Mexico City, focusing on Latin American investments. Prior to joining TPG, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm. Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree magna cum laude and with distinction from Yale University. Mr. Halpern's serves as Chairman of the Board of Directors of Bally International and serves on the Executive Committee of the Boards of Directors of Ducati Motor Holding and on the Board of Directors of Piaggio, Landis & Gyr Communications and Yazam.com

         William S. Price III has served as a Director since February 2000. Mr. Price was a founding partner of TPG in 1992. Prior to forming TPG, Mr. Price was Vice President of Strategic Planning and Business Development for General Electric Capital Corporation. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the Boards of Directors of AerFi Group plc, Belden & Blake Corporation, Beringer Wine Estates Holdings, Inc., Continental Airlines, Inc., Del Monte Foods Company, Denbury Resources Inc., Favorite Brands International, Inc., Landis & Gyr Communications, Punch Taverns Group Limited, Vivra Speciality Partners, Inc. and Zilog, Inc.

         Andrew Dechet has served as a Director since February 2000. Mr. Dechet is a Principal at TPG. Prior to joining TPG, Mr. Dechet worked in the Corporate Finance Department at Goldman, Sachs & Co. in New York. He graduated summa cum laude from Princeton University and studied at Oxford University on a Rhodes Scholarship. Mr. Dechet serves on the Boards of Directors of Bally International, AerFi Group plc and Mackron Holdings.

         Lee Kheng Nam has served as a Director since October 2000. Mr. Lee is the President of Vertex Group and of Vickers Capital. Prior to serving as President of the Vertex Group, Mr. Lee managed several venture capital funds of the Vertex Group since 1988. Prior to joining the Vertex Group, Mr. Lee served as head of strategic and venture capital investments at the Singapore Technologies Group. He holds a Bachelor of Science degree in Mechanical Engineering (with First Class honors) from Queen's University, Canada, and a Master of Science in Operations Research and Systems Analysis (with distinction) from the U.S. Naval Postgraduate School. Mr. Lee serves on the Boards of Directors of Creative Technology Ltd., GRIC Communications Inc., Activcard S.A., ENBA Public Limited Company and Innomedia Pte. Ltd.

         Randy L. Christofferson has served as a Director since November 2000. Mr. Christofferson is the Managing Director of MIOGA Ventures since 1999. From August 1999 to September 2000, Mr. Christofferson served as Chief Executive Officer of Walker Digital. From 1995 to 1999, Mr. Christofferson served as President of First USA Bank. From 1990 to 1995, Mr. Christofferson held several senior management positions at the American Express Company, including President of Amex Relationship Services, Senior Vice President of Worldwide Quality and Reengineering and Senior Vice President of Corporate Strategy and Advanced Technology. Prior to 1990, Mr. Christofferson was a partner of Bain & Company. Mr. Christofferson received his M.B.A. from Harvard University and graduated with highest honors from Michigan State University, where he earned a B.S. in Chemical Engineering. Mr. Christofferson serves on the Boards of Directors of Network Rewards, Inc., FineStationery.com, Alliance Consulting, Monogram Credit Services and Delaware Art Museum.

         Ronald W Mackintosh has served as a Director since April 2001. Mr. Mackintosh is the Chief Executive Officer of Differentis, an e-business integrator, since July 2000. Prior to joining Differentis, Mr. Mackintosh served as Chief Executive Officer of Computer Sciences Corporation, European Business since October 1992. From June 1990 to September 1992, Mr. Mackintosh served as Chief Executive, CSC UK. From November 1987 to June 1990, Mr. Mackintosh served as Chief Executive Officer at Index Group Europe. Prior to October 1987, Mr. Mackintosh was a Partner at Nolan Norton & Co. Europe. Mr. Mackintosh serves on the Board of Directors of Differentis.

         William J. Lloyd has served as our Executive Vice President, Chief Technology Officer since November 2000. Prior to joining Gemplus, Mr. Lloyd has served as co-Chief Executive Officer of Phogenix Imaging LLC, a joint venture of Hewlett-Packard and Eastman Kodak, since March 2000. From September 1998 to March 2000, Mr. Lloyd served as Chief Technology Officer and Vice-President of the Hardcopy Imaging Group of Hewlett-Packard, where he also served as Group Research and Development Manager from January 1994 to September 1998. Prior to January 1994, Mr. Lloyd held several senior management positions at Hewlett-Packard. Mr. Lloyd holds a Bachelors Degree in Electrical Engineering from the University of California at Los Angeles (UCLA) and a Masters Degree in Computer Engineering from Stanford University. Mr. Lloyd is a member of the Academic Advisory Board at the Center for Imaging Science at the Rochester Institute of Technology and of the Executive Board of the Jacobs School of Engineering at the University of California, San Diego.

         Steven J. Gomo has served as our Executive Vice President, Chief Financial Officer since January 2001. Prior to joining Gemplus, Mr. Gomo has served since February 2000 as Vice President Finance and Administration, Chief Financial Officer at Asera Inc. Prior to February 2000, Mr. Gomo served as Senior Vice President and Chief Financial Officer at SGI from February 1998 to February 2000 and as General Manager of the San Diego Division of Hewlett-Packard from November 1993 to February 1998. Prior to November 1993, Mr. Gomo held several financial management positions at Hewlett-Packard. Mr. Gomo holds a Bachelors Degree in Business Administration from Oregon State University and an MBA Degree in Finance from Santa Clara University.

         Didier Lachaud has served as our Executive Vice President, Human Resources and Security since September 1997. Prior to joining Gemplus, Mr. Lachaud served as Corporate Human Resources Manager at Fives-Lille from September 1995 to August 1997. Prior to August 1997, Mr. Lachaud held several senior management positions at Air Liquide from September 1990 and served as Personnel Manager at Schlumberger from 1985. Mr. Lachaud holds a Degree from the Institut d'Etudes Politiques de Paris.

         Stephen D. Juge has served as our Executive Vice President, General Counsel since November 2000. Prior to joining Gemplus, Mr. Juge served from January to October 2000 as Senior Vice President and General Counsel of Walt Disney Europe. From April 1996 to January 2000, Mr. Juge served as Senior Vice President and European Legal Counsel of The Walt Disney Company (Europe) S.A. From November 1987 to March 1996, Mr. Juge served as Vice President and General Counsel of Disneyland Paris (Euro Disney S.C.A.). Prior to joining Disneyland Paris, Mr. Juge was an associate at the international law firm of Coudert Freres in Paris between 1981 and 1987. Mr. Juge attended Louisiana State University, received a Juris Doctor degree from the Tulane University School of Law and studied comparative law at the University of Oxford on a Marshall Foundation Fellowship.

         Dr. Gilles Michel has served as our Executive Vice President, Business Unit Manager, Financial Services and E-Business Security since May 2001. Prior to May 2001, Dr. Michel served as our Executive Vice President, Financial Services from November 2000 and as our Senior Vice President, Strategy, Mergers and Acquisitions from February 2000. Prior to joining Gemplus, Dr. Michel served as Vice President, Regional Business Segment (North and South America) at Schlumberger from September 1999 to January 2000. Prior to September 1999, Dr. Michel held various senior management positions at Schlumberger, including Vice President, Marketing and Vice President, Engineering and Manufacturing. Dr. Michel holds a Degree in Physics from Ecole Superieure de Physique et de Chimie, Paris, France, and a Ph.D. in Computer Science from the University of Paris VI.

         Frederic Spagnou has served as our Executive Vice President, Chief Operating Officer since June 2001. Prior to June 2001, Mr. Spagnou served as our Executive Vice President, Corporate Development from May 2001, our Executive Vice President, E-Business Security and Global Services from November 2000 and as our Executive Vice President, Europe, Middle East and Africa from November 1997. Prior to joining Gemplus, Mr. Spagnou served from November 1995 to July 1997 as Vice President, Europe, General Manager of the Business Markets Division at Apple Computers. Prior to November 1995, Mr. Spagnou held several senior management positions, including General Manager of Questel Orbit, a subsidiary of France Telecom, General Manager of Tele-73.0 Consulte, a member of Groupe Le Point, which is a retrieval center for legal and media data, and consultant at KPMG Peat Marwick. Mr. Spagnou has been declared a legal expert in information technology by the French Court of Appeals. Mr. Spagnou holds a Bachelors Degree in Engineering from the Ecole Polytechnique et des Arts et Metiers.

         Phil Faraci has served as our Executive Vice President, Business Unit Manager, Telecommunications since May 2001. Prior to May 2001, he served as our Executive Vice President, Platform Technology and Supply Chain Management from November 2000. Prior to joining Gemplus, Mr. Faraci served from 1998 to October 2000 as Vice President, General Manager of the Consumer Business Organization at Hewlett-Packard. Prior to 1998, Mr. Faraci held several management positions at Hewlett-Packard, including General Manager of the Greeley Hardcopy Division, Research and Development Manager of the Barcelona Division and Manufacturing Manager at the San Diego manufacturing center. Mr. Faraci holds a Bachelors Degree in Mechanical Engineering from the University of California, San Diego.

Compensation of Directors and Principal Executive Officers

         Aggregate compensation paid by us to our directors and executive officers as a group, consisting of twelve persons, for services in all capacities for the fiscal year ended December 31, 2000 was approximately euro 3,299,000. This group included Dr. Marc Lassus, our eight current executive officers, Patrick Jones, an executive officer who retired in April 2001, and Bertrand Cambou and Remy de Tonnac, executive officers who resigned in June 2001. Our non-independent directors currently do not receive any compensation in connection with services performed in their capacity as members of our board. At an extraordinary shareholders' meeting held on December 5, 2000, our shareholders approved the payment of an annual compensation of euro 75,000 to each of our independent directors, who are currently Messrs. Lee, Christofferson and Mackintosh.

         On July 27, October 12 and November 1, 2000, our company issued to our directors and executive officers a total of 23,050,000 options to subscribe our ordinary shares. Twenty-five percent of these options will vest on July 27, October 12 and November 1 of each year beginning in 2001 and ending in 2004. In addition, since its formation, Gemplus SCA, which was transformed into Gemplus S.A., our main French subsidiary, has issued to our directors and executive officers an aggregate 274,163 options to purchase Gemplus S.A. ordinary shares pursuant to its stock option plans, of which 237,973 were outstanding as of December 31, 2000. Approximately 35% of these options have already vested and approximately 30% of the remaining options will vest in each of 2001 and 2002, and the remaining 5% in 2003. We are currently offering to the officers and directors who hold the stock options or the ordinary shares purchased pursuant to these options the possibility to contribute these options or shares to our capital in exchange for 11,898,650 stock options or shares of our capital stock (after giving effect to our fifty-to-one share split).

         In July 2000, we hired Mr. Antonio Perez as our new Chief Executive Officer. Mr. Perez received 10,247,893 free shares and 20,495,786 stock options as part of his employment compensation agreement. Mr. Perez has agreed to a lock-up that prevents him from selling or transferring the free shares for a period of two years from the date these shares were awarded. Concurrently, Dr. Marc Lassus, our Chairman, received the same number of free shares and stock options. In addition, we have agreed with Dr. Lassus that if Dr. Lassus is removed from his position as a member or the chairman of our board of directors before February 18, 2005, we will be required to pay Dr. Lassus up to $15 million within 30 days of his removal. As a result of these agreements with Messrs. Perez and Lassus, we issued a total of 20,495,786 free shares and 40,991,572 options to them, all of which have been exercised. The stock options had an exercise price of euro 3.51 per share. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." Our stock compensation expense of euro 229.7 million in 2000 under U.S. GAAP was mainly attributable to these issuances. See "Item 5. Operating and Financial Review and Prospects--U.S. GAAP Reconciliation."

         The aggregate amount we accrued on a consolidated basis during the year ended December 31, 2000 to provide pension, retirement and similar benefits for our executive officers was euro 50,000.

Stock Options

In General

         On July 27, 2000, we adopted a stock option plan that provides for the grant of stock options to any employees who are employed by our company or its affiliates. Our board of directors created a Stock Administration Committee to administer our stock option plans and designate plan beneficiaries. This committee consists of our Chief Executive Officer, our Chief Financial Officer, our General Counsel and our Executive Vice President, Human Resources and Security. The term of the options granted under the plan will be determined by the notice of grant, but will not exceed ten years from the date of the grant of the option. No options may be granted under the plan after June 21, 2002.

         The maximum number of shares of common stock that may be issued under the stock option plan is 50,000,000. As of December 31, 2000, 42,516,101 stock options had been granted under our stock option plan. Our employees are also currently beneficiaries under the stock option plans previously adopted for Gemplus S.A., our main operating subsidiary. Our employees may contribute, from time to time, to our company the stock options or the shares of Gemplus S.A. received upon exercise of these options in exchange for options or shares of our company. As of December 31, 2000, 40,464,400 shares of Gemplus S.A. subject to options are currently outstanding under the old plans. The terms and conditions of Gemplus S.A.'s stock option plans are mostly consistent with those of our stock option plan as described below, except for the method of determination of the option exercise price and the vesting period. The exercise price is determined at the time of issuance of the options based on the latest known transactions effected by the shareholders of Gemplus S.A. One-third of the options vest each year over a three-year term for French beneficiaries under the Gemplus S.A. stock option plan, while twenty-five percent of the options vest each year over a four-year term for non-French beneficiaries, except for the Gemplus S.A. 1999 Stock Option Plan, in which fifty percent of the options vest each year over a two-year period.

Plan Administration

         The Stock Administration Committee reports plan activities to the Compensation Committee of our board of directors on a quarterly basis. Under the option plan, the Stock Administration Committee has the authority to determine, in its discretion, the persons to whom options are granted; the number of shares of common stock underlying each option; the vesting schedule and conditions under which the options may be exercised, including any lockup periods; and any other matter necessary or desirable for the administration of the option plan.

Vesting Period

         Unless otherwise decided by the Stock Administration Committee, the vesting period to options granted under the option plan will be four years, with 25% of the granted options vesting in each year, exercisable upon each anniversary of the date of grant.

Option Exercise Price

         The plan requires that the exercise price for the options be 100% of the fair market value of the underlying share of common stock on the date of grant as determined by the Compensation Committee. Because our shares are listed on a stock exchange, the exercise price may not be less than 100% of the value of the underlying shares on the relevant stock exchange on the date of grant.

General Plan Provisions

         Share Counting. If any outstanding option expires, terminates or is canceled for any reason, the shares of common stock subject to the unexercised portion of such option will become available for future grants under the option plan.

         Effect of Termination of Employment. If an option holder's employment is terminated:

         (i) for any reason other than the option holder's death or disability, he or she may exercise options which were exercisable at the time of the option holder's termination within three months after such termination, and all other options will expire at such time;

         (ii) on account of the option holder's disability, he or she may exercise options which were exercisable at the time of the option holder's termination within twelve months after such termination, and all other options will expire at such time;

         (iii) on account of the death of the option holder, his or her designated beneficiary may exercise options which were exercisable at the time of the option holder's death within six months following the option holder's death, and all other options will expire at such time.

         In no case may an option be exercised after the expiration date provided in an option holder's option grant agreement.

         Adjustments upon Changes in Capitalization. The option plan provides for an adjustment in the number of shares of common stock available to be issued under the plan, the number of shares subject to options and the exercise prices of options upon changes in the capitalization of our company, including stock subdivisions and reclassifications and stock splits or dividend payments.

         No Assignment or Transfer. During an option holder's lifetime, each option granted to an option holder is exercisable only by him or her. No option is transferable or assignable other than by will or the laws of descent and distribution.

         Amendment. The Stock Administration Committee may at any time, with the approval of the Compensation Committee, adapt the stock option plans to adjust to or comply with applicable local legal, tax and accounting requirements. However, any modification or adaptation that would impair the rights of an option holder requires the prior consent of that option holder.

Senior Management Stock Option Plan

         In addition, on November 10, 2000 our shareholders authorized our board of directors to increase our share capital and issue up to 60,000,000 shares to directors and executive officers of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of directors, in the form of free shares, in each case on terms and conditions determined by our board of directors in its sole discretion. Our board of directors may issue these stock options and free shares from time to time over a five-year period from the date of publication of the shareholder resolution in accordance with Luxembourg law. As of December 31, 2000, 25,550,000 stock options had been granted to our directors and executive officers by our board of directors pursuant to this shareholder authorization. The stock options issued by our board of directors pursuant to this shareholder resolution are not subject to the terms and conditions of our stock option plans.

Share Ownership

         As of December 31, 2000, Antonio Perez and family members may be deemed to have beneficial ownership of 30,743,679 shares, which constitutes approximately 4.9% of the shares outstanding, and Dr. Marc Lassus and members of his family may be deemed to have beneficial ownership of 99,513,079 shares, which constitutes approximately 16.0% of the shares outstanding. As of December 31, 2000, beneficial ownership of 10,083,760 shares held by Vertex Investment International (III) Inc. may be attributed to Mr. Lee Kheng Nam, who disclaims beneficial ownership of such shares, and beneficial ownership of 159,305,600 shares held by Texas Pacific Group may be attributed to Mr. William S. Price III, who disclaims beneficial ownership of such shares. None of the other officers or directors is the beneficial owner of more than 1% of our capital stock. See also "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

Employees

         The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2000:

                                                     December 31,
                                          --------------------------------
                                            1998         1999         2000
                                          ---------- ------------ --------
Number of employees(1)..................   4,338        5,877        7,870
Category of activity
     Manufacturing......................   2,536        3,491        4,312
     Research and Development...........     458          660         993
     Sales and Marketing................     810          920        1,353
     Services(2)........................      --          152         270
     General and Administrative.........     534          654         942

Geographic location

     France.............................   2,041        2,413        2,922
     Rest of Europe.....................   1,207        1,464        2,067
     Asia...............................     466        1,022        1,617
     Americas...........................     624          978        1,264

----------
(1) Includes the average number of temporary employees in each period, which amounted to approximately 512 employees in 1999 and 528 employees in 2000.

(2) Data is not available for the number of employees in Services for the year ended December 31, 1998.

         Following the announcement of our restructuring on May 2, 2001, the workers committee of our main operating subsidiary, Gemplus S.A., commenced an alert procedure under French labor law. See "Item 5. Operating and Financial Review and Prospects--Results of Operations--Recent Developments."

         Under a recently adopted French law, all employers of more than 20 employees in France are required to implement a 35-hour work week. In February 1999, we entered into an agreement to implement the 35-hour work week mandated by the French law. Although the work week is shorter on average and we have not reduced salaries, the agreement allows us greater flexibility than before to organize the use of employee time. For example, employees can work more than 35 hours in some weeks, but in exchange we are required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. We believe this added flexibility partly compensates for the reduction in hours and that the 35-hour week should not have a material adverse effect on our financial condition.

Item 7.  Major Shareholders and Related Party Transactions.

                               MAJOR SHAREHOLDERS

         The capital stock of our company consists of ordinary shares, no par value, which are issued in registered form. Under our articles of incorporation, each ordinary share represents one vote. Major shareholders do not have different voting rights.

         The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2000 by each person who is known by us to own beneficially more than 5% of our outstanding shares.

         Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to the shares. Shares subject to options currently exercisable, or exercisable within 60 days of the date of this Annual Report, are deemed outstanding for purposes of computing the percentage of shares owned by the person holding such options, but are not deemed outstanding for purposes of computing the percentage of shares owned by any other person. Unless otherwise indicated in the footnotes to the table, the following people have sole voting and sole investment control with respect to the shares they beneficially own.

         The percent of beneficial ownership for each shareholder is based on 621,314,308 (1) shares outstanding as of December 31, 2000.

                                                     Beneficial Ownership
                                                  ---------------------------
               Name of Beneficial Owner            Number         Percentage
    ------------------------------------------    -----------   -------------
    Dr. Marc Lassus(2)........................      99,513,079      16.0%
    Quandt family(3)..........................     115,508,200      18.6%
    Texas Pacific Group(4)....................     159,305,600      25.6%
-------------
(1) Excludes 14,941,950 ordinary shares issuable upon the contribution of shares of Gemplus S.A. held by our employees.

(2) Includes 17,114,000 shares held of record by Sormiou Holdings and 650 shares held of record by Gilles Lassus. Dr. Marc Lassus has been a member of the board of directors of Gemplus S.A. for the past three years, and has served as Chairman of our board of directors since February 2000.

(3) Includes 8,756,000 shares held of record by Johanna Quandt, 4,750,000 shares held of record by Stefan Quandt and 102,002,200 shares held of record by Acton GMBH & Co. Vermogensverwaltungs KG, a company controlled by individual members of the Quandt family. Mr. Stefan Quandt was a member of the board of directors of Gemplus S.A. from July 1999 to February 2000, and of our board of directors from February to November 2000.

(4) Texas Pacific Group is a group of investment funds founded by Messrs. David Bonderman, James G. Coulter and William S. Price III to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the Texas Pacific Group funds. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares of our company held by Texas Pacific Group. Mr. Price is a director of our company. Mr. Abel Halpern, a managing director of Texas Pacific Group, and Mr. Andrew Dechet, a principal of Texas Pacific Group, are also directors of our company.


         As of June 5, 2001, there were 1,839,128 of our ADSs outstanding, representing 3,678,256 ordinary shares, or less than 1%, of our total shares outstanding. There are currently 12 record holders of our ADSs of which 11 have registered addresses in the United States. In addition, as of June 20, 2001, 222,036,228, or approximately 35.7%, of our ordinary shares were held by 49 record holders with registered addresses in the United States.

         See also "Item 6. Directors, Senior Management and Employees--Share Ownership."

                           RELATED PARTY TRANSACTIONS

         We have engaged in the following transactions with our directors and shareholders:

         In July 2000, we hired Mr. Antonio Perez as our new Chief Executive Officer. As of September 30, 2000, we had issued 10,247,893 free shares and options to purchase 20,495,786 shares to Mr. Perez as part of his employment compensation agreement. The stock options had an exercise price of euro 3.51 per share. In addition, one of our indirect finance subsidiaries has made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of euro
89.3 million, bearing interest at rates ranging from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of euro 71.9 million drawn as at September 30, 2000) and taxes related to the free shares (for an aggregate amount of euro 17.4 million drawn between December 2000 and March 2001) and are secured by the shares purchased by Mr. Perez upon exercise of the options. Each loan provides for annual interest payments and requires payment of the entire principal amount and accrued interest on the six-month anniversary of our initial public offering of shares or, if later, the date of expiration of any lock-up agreement between Mr. Perez and the underwriters, in each case if at that time Mr. Perez is able to sell sufficient shares to satisfy his obligations under the loan. If Mr. Perez cannot sell sufficient shares at that time, his obligation to repay a portion of the principal amount is deferred and becomes payable as and when Mr. Perez is able to sell shares of our stock. The entire principal amount and accrued interest is also due upon Mr. Perez' resignation from our employment other than for a good reason, as this term is defined in his employment agreement.

         Concurrently with the issuance of free shares and options to Mr. Perez, we issued 10,247,893 free shares and 20,495,786 shares to Dr. Marc Lassus, our Chairman. The stock options had an exercise price ofeuro 3.51 per share. In addition, one of our indirect finance subsidiaries has made loans to Dr. Lassus in an aggregate amount ofeuro 71.9 million on the same terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him at the same time as the stock options granted to Mr. Perez.

         Pursuant to the terms of the loans granted to Messrs. Perez and Lassus, one of our indirect subsidiaries has agreed to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness, this being recorded as a compensation expense. See "Item 5. Operating and Financial Review and Prospects--U.S. GAAP Reconciliation."

         The loans granted to Messrs. Perez and Lassus in 2000, totalling euro 147.2 million, amounted to 10.6% of our shareholders' equity as at December 31, 2000. Accrued interest receivable and not yet paid to date amounted to euro 3.1 million at December 31, 2000.

         Our business was originally conducted through a French limited partnership known as Gemplus SCA, which was controlled by its general partner, Gemplus Associates. The general partner of Gemplus SCA was owned by Messrs. Marc Lassus, our current Chairman, Daniel Le Gal, Gilles Lisimaque and members of the Quandt family, all of whom are currently shareholders of our company. In December 1999, we merged Gemplus Associates into Gemplus SCA. In connection with this transaction, Gemplus SCA issued 412,500 shares (equivalent to 20,625,000 ordinary shares after our company's 50 for 1 stock split) to the owners of Gemplus Associates as a payment to terminate a management contract between Gemplus SCA and Gemplus Associates. The consideration of shares issued, net of euro 700,000 of cash held by Gemplus Associates, totaled euro 65.4 million.

Item 8.  Financial Information.

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

         See "Item 18.  Financial Statements" and pages F-1 through F-40.

                           OTHER FINANCIAL INFORMATION

Legal Proceedings

         We are involved in litigation from time to time in the ordinary course of business. We believe that none of the ordinary course litigation in which we are currently involved will have a material adverse effect on our results of operations, liquidity or financial condition.

         In February 1996, Humetrix Inc. brought an action against our company, among others, in the Federal District Court of San Diego, California, relating to an alleged agreement to jointly market several products in the U.S. health care market. The complaint alleged that our company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the San Diego Federal Court rendered a decision in favor of Humetrix and ordered our company to pay U.S. $15 million and another individual defendant to pay $2.5 million. The decision against the individual defendant was later vacated and further proceedings were ordered by the court. In May 2000, the Federal District Court dismissed the claim against the individual defendant without prejudice, and we appealed the remaining judgment before the 9th Circuit Court of Appeals. The hearing on the appeal was held on March 6, 2001, and to date, no decision on the merits has been rendered by the court. Although we consider the action brought by Humetrix to be without merit and the resulting judgment erroneous, we cannot give any assurance that the action will be resolved in our favor.

Dividend Policy

         We have not declared any dividends on our ordinary shares since our inception, and do not anticipate paying dividends in the foreseeable future. We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business.

         We may declare dividends out of funds or reserves legally available for distributions upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. In general, under Luxembourg law, only realized profits or distributable reserves (including profits that are carried forward) determined in accordance with Luxembourg accounting principles are available for distribution as dividends. Luxembourg law requires us to allocate 5% of our annual net profits to a legal reserve. We must make this annual allocation until the legal reserve reaches 10% of our subscribed capital.

         We discuss certain aspects of Luxembourg and U.S. taxation of dividends in "Item 10. Additional Information--Taxation" in this Annual Report.

                               SIGNIFICANT CHANGES

         On May 2, 2001, we announced that our results of operations for the first quarter of 2001 fell short of our previous expectations, and on June 6, 2001, we announced that we expect our results for the second quarter of 2001 to be lower than anticipated and that we have reduced our expectations for growth in 2001. On June 25, 2001, we announced that we have reached an agreement with Kudelski S.A. to sell SkiData A.G. See "Item 5. Operating and Financial Review and Prospects--Results of Operations--Recent Developments" for a discussion of these developments.

Item 9.  The Offer and Listing.

                            NATURE OF TRADING MARKET

         ADRs representing the ADSs have been issued by Citibank N.A. (the "Depositary"), as depositary for the ADSs. Our ADSs have been traded on the Nasdaq National Market and our ordinary shares have been traded on the Premier Marche of Euronext Paris since December 11, 2000.

         The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares and ADSs from December 11, 2000, the first day on which our ordinary shares traded on the Premier Marche and our ADSs traded on the Nasdaq National Market. See "Item 3--Key Information--Exchange Rate Information" with respect to rates of exchange between the dollar and the euro applicable during the periods set forth below.

        Monthly Highs and Lows              Euronext Paris                  Nasdaq National Market
                                           euro  per share                        U.S.$ per ADS
                                        ------------------------        --------------------------------
2000                                    High                Low             High                Low
                                        ---------  -------------        ---------------  --------------
     From December 11, 2000     euro    9.99        euro    6.55        $   18.88          $      12.00
2001

     January                    euro    9.90        euro    7.10        $   17.88          $      14.13
     February                           9.25                7.30            16.56                 12.75
     March                              7.68                5.13            14.50                 9.25
     April                              6.00                3.30            10.19                 6.50
     May                                5.08                4.07            9.10                  7.30

Trading on the Premier Marche

         General

         On September 22, 2000, the Societe des Bourses Francaises S.A. (known as the PariBourseSBF S.A.), Amsterdam Exchange N.V. and the Societe de la Bourse de Valeurs Mobilieres de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, PariBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

         Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marche and the Second Marche, and the Nouveau Marche. These markets are all operated and managed by Euronext Paris, a market operator (entreprise de marche) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marche Libre OTC.

         Premier Marche

         Securities listed on the Premier Marche of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed), and an opening auction at 9:00 a.m. and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

         Euronext Paris places securities listed on the Premier Marche in one of the two categories, depending on their trading volume. Our shares have been placed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be in Continu is 2,500 trades.

         Euronext Paris may restrict trading in a security listed on the Premier Marche if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulations (reservation a la hausse ou a la baisse). In particular, trading in a security whose quoted price varies by more than 10 % from the last price determined in an auction or by more than 2 % from the last traded price is automatically restricted. If the order that has caused the restriction is cancelled within the following minutes, the trading of this security resumes. If the order is not cancelled, an auction is organized after a call phase of 5 minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the Premier Marche in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases including, for example, in the context of a takeover bid, the Conseil de Marches Financiers may also suspend trading of the security concerned.

         Trades of securities listed on the Premier Marche are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalization of at least euro 1 billion and a daily average volume of trades of at least euro 1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are eligible for the deferred settlement service.

         Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Trading by our company in our own shares

         Under Luxembourg law, our company may not issue shares to itself, but we may purchase our shares in limited cases. See "Item 10. Additional Information--Articles of Incorporation."

Item 10.  Additional Information.

                            ARTICLES OF INCORPORATION

         The following description summarizes several aspects of our articles of incorporation and our share capital, which consists of ordinary shares only. A copy of our articles of incorporation has been filed as an exhibit to this Annual Report.

Organization and Register

         Gemplus International S.A. is a stock corporation organized under the laws of the Grand Duchy of Luxembourg. It is registered with the Registrar of Commerce in Luxembourg under RC No. B73145.

Objects and Purposes

         Article 3 of our articles of incorporation states that our objects are to manufacture, purchase, sell and trade in all types of electrical, electronic, or mechanical products and software and software services. The articles further authorize us to perform research and apply for, acquire, develop and license patents, licenses, inventions, processes, brands and models related to our purposes.

         The articles also authorize us to carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests, and in particular, we may use our funds for the establishment, management, development and disposal of a portfolio consisting of any securities and other financial investments and patents and other intellectual property rights of whatever origin, and participate in the creation, development and control of any enterprise, the acquisition, by way of investment, subscription, underwriting or option, of securities and other financial investments and patents and other intellectual property rights. We may also sell, transfer, exchange or otherwise develop such securities and other financial investments and patents and other intellectual property rights and grant to other companies or individuals any support, loans, advances or guarantees.

         Finally, we are authorized to carry out any commercial, industrial or financial operations or any transactions in respect of real estate or movable property, which we may deem useful to accomplish our purposes.

Directors

         Our articles of incorporation provide that in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, include a record of his statement in the minutes of the meeting, and refrain from deliberating and voting on the matter. At the following general meeting, a special report shall be made on any transactions in which any of the directors may have an interest conflicting with our own. Our articles of incorporation provide that the age limit of directors is seventy (70) years. There is no share ownership requirement for directors. See "Item 6. Directors, Senior Management and Employees--Board of Directors" for additional information about our board of directors.

Share Capital

         As of March 31, 2001, our authorized share capital is euro 400 million, consisting of 2.0 billion shares with no par value. As of June 20, 2001, our subscribed capital is currently fixed at euro 126,573,549.4 consisting of 632,867,747 shares with no par value.

         Our authorized share capital may be increased or reduced by resolution passed with a two-thirds majority vote at a meeting of shareholders. Luxembourg law provides that shareholders have preemptive rights to subscribe for any new share issued by us for cash consideration.

         On November 10, 2000 our shareholders authorized our board of directors to increase our share capital by a maximum amount of euro 394 million and issue up to 1.97 billion new shares on terms and conditions and at such times as it deems appropriate, during a three-year period from the date of publication of the minutes of the extraordinary general meeting, except for issues of shares for any of the purposes listed below, which may occur within five years of this date:

          (i) the issuance of a maximum of 20 million shares in exchange for shares of Gemplus S.A. at a ratio of 50 shares of our company for 1 share of Gemplus S.A.;

          (ii) the issuance of a maximum of 56,845,700 shares in exchange for shares of Gemplus S.A. to be issued under any of Gemplus S.A.'s stock option plans in existence on or prior to February 1, 2000 at a ratio of 50 shares of our company for 1 share of Gemplus S.A., or with respect to options to be issued by us to subscribe for shares in our company on terms identical to those existing for options issued under any of these stock option plans against surrender or exchange of, or renunciation to, these stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

         (iii) the issuance of a maximum of 50 million shares with respect to the options granted to the employees or officers of our company (including any of its subsidiaries or affiliates) in accordance with the stock option plans as from time to time adopted by the board of directors, subject to such further conditions as may be imposed by a general meeting of our shareholders; and

          (iv) the issuance of a maximum of 60 million shares without nominal value to senior management, board members and/or executives of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of board members, in the form of free shares, on terms and conditions determined by the board of directors in its sole discretion. Upon any issues of free shares, we will be required to record an amount equal to the accounting par value of these shares in our shareholders' equity and deduct an equivalent amount from our realized profits or distributable reserves, which may limit our ability to pay dividends or make other distributions to our shareholders.

         Our shareholders have waived their preemptive subscription rights with respect to any issuance of these 1.97 billion new shares.

         On December 5, 2000, our shareholders authorized our board of directors to issue a maximum of 30 million shares to be sold in connection with our initial public offering, with no pre-emptive subscription rights for existing shareholders. On December 7, 2000, our board of directors resolved to issue 15 million shares to be sold in connection with our initial public offering with no pre-emptive subscription rights for existing shareholders. These 15 million shares were subsequently sold in our initial public offering on December 13, 2000.

Form, Ownership and Transfer

         Our shares are issued only in registered form. Pursuant to Luxembourg law, we keep a register of all of the holders of our registered shares. Ownership of registered shares will be established by inscription in the register and confirmations of these inscriptions are issued to our shareholders upon request. We may appoint registrars in different jurisdictions, each of whom will maintain a separate register for the shares entered in each of these registers. Holders of our shares may elect to be entered into one of these registers and to transfer their shares from one register to another. We currently have no separate registers other than our Luxembourg share register.

         The transfer of our shares is governed by Luxembourg law and our articles of incorporation. Transfers of our shares are carried out by means of a declaration of transfer entered into the register, dated and signed by the transferor and the transferee or by their duly authorized representatives. Transfers will be accepted and entered into the register by presentation of correspondence or other documents recording the agreement between the transferor and the transferee.

Disclosure of Interests

         Under Luxembourg law, a shareholder of a Luxembourg company is required to disclose the percentage of votes it holds to the company and the Commission de Surveillance du Secteur Financier within seven calendar days from the date the shareholder knows, or should have known, that its percentage of votes equals, exceeds or falls below 10%, 20%, 33.33%, 50% or 66.66% of the total number of votes of the company. The shareholder must include in its calculation all voting rights held directly or indirectly, or controlled by it. Failure to comply with these rules may subject the shareholder to criminal sanctions and suspension of voting rights until this disclosure is made.

         In addition, under our articles of incorporation, any person that acquires or disposes of a number of shares (or other securities representing our shares, including ADSs) that results in this person holding voting rights that reach or exceed 2% or any multiple of 2% of the total number of votes of our company is required to notify us of this transaction within eight calendar days from the date of such acquisition. The shareholder must include in its calculation all voting rights held directly or indirectly, or controlled by it. Failure to comply with these rules may subject the shareholder to suspension of voting and other rights until this disclosure is made or satisfactory evidence is provided that this disclosure is not required.

Indivisibility

         Only one holder per share will be recognized. If a share is held by more than one person, the persons claiming ownership of the share will be required to designate a single person as the shareholder. We have the right to suspend the exercise of all rights attached to the share until one person has been so appointed.

General Meetings of Shareholders

         A general meeting of shareholders must be held each year to consider our financial accounts and the annual reports of our directors and auditors and to declare dividends, if any. Each annual general meeting of shareholders will be held at our registered office on the third Wednesday of April at 11.00 a.m. of each year. In addition, our board of directors may call any number of general meetings of shareholders, which may be held in Luxembourg or elsewhere. General meetings may also be convened at the request of shareholders representing at least 20% of our share capital. Notices of general meetings are sent to shareholders by mail at least twenty days prior to the date of the general meeting and may be published as mandated by applicable law and the rules of any relevant stock exchanges.

Voting Rights

         Each share is entitled to one vote, except with respect to the election of members of the board of directors, in which each shareholder will be entitled to the number of votes equal to the number of voting shares held by it multiplied by the number of directors to be elected. Each shareholder may cast all of its votes for a single candidate or may distribute its votes among any two or more of candidates at its own discretion. The candidates who receive the highest number of votes shall be elected to the board of directors, within the limit of the total number of directors to be appointed, as determined by the shareholders. To the extent that at the shareholders meeting it is decided to fill additional seats or less seats than proposed, the votes cast by those shareholders voting by proxy shall be increased or decreased, respectively, on a pro rata basis among those candidates for which they have voted. If less than the number of directors as determined by the proposed resolution presented to the shareholders are elected, or, in case of equality of votes given to candidates for one seat, one or more new rounds of elections pursuant to the above principles shall be organized as determined by the board of directors subject to the final decision by the shareholders. A shareholder may appear and act at any general meeting of shareholders by appointing a proxy in writing, cable, telegram, telex or telefax sent to our registered office. The board of directors may establish other conditions that must be fulfilled by shareholders to take part in any general meeting of shareholders, including the determination of the record date on which a shareholder needs to be registered to be convened to a shareholders' meeting.

         Shareholder resolutions at an annual general meeting are approved by a simple majority of the votes cast by the shareholders that are present at the meeting in person or by proxy. There are no quorum requirements applicable to annual general meetings. Amendments to our articles of incorporation require approval at an extraordinary general meeting, at which at least 50% of the voting shares must be present or represented, by shareholders present in person or by proxy, holding at least two thirds of the voting shares present or represented. If the quorum requirement for an extraordinary shareholders' meeting is not met, the resolution to amend the articles may be passed at a second extraordinary shareholders' meeting with no quorum requirement. Amendments to change our jurisdiction or to impose additional financial obligations on the shareholders may only be approved with the unanimous consent of all shareholders.

Dividend Rights

         Our shares will be entitled to any dividends declared by a general shareholders' meeting or by our board of directors out of funds or reserves legally available for distributions. In general, under Luxembourg law, only realized profits or distributable reserves (including profits that are carried forward) determined in accordance with Luxembourg accounting principles are available for distribution as dividends. Interim dividends can be declared by our board of directors up to two times in any fiscal year if a financial statement prepared for the declaration of interim dividends shows that there are sufficient funds available for distribution.

         Luxembourg law requires us to allocate 5% of our annual net profits to a legal reserve. We must make this annual allocation until the legal reserve reaches 10% of our subscribed capital. If we issue new shares, we will be required to continue making this annual allocation until the legal reserve reaches 10% of our subscribed capital once more. The legal reserve is not available for dividends.

Purchase of and Trading in our Own Shares

         In accordance with Luxembourg law, we may repurchase our own shares subject to certain limits and conditions, including, in several cases, the prior approval of a general meeting of shareholders. At a general meeting held on April 18, 2001, our shareholders authorized us to repurchase our shares from time to time through October 18, 2002, in an aggregate amount of up to 10% of our issued shares of capital stock as of April 18, 2001. Under Luxembourg law, we cannot lend or grant security for, or give financial assistance in the purchase of, our own shares, except for any loans, guarantees or other financial assistance provided to our employees.

Liquidation

         Under our articles of incorporation, in the event of a liquidation, dissolution or winding up of Gemplus International, our assets will be used first to pay or discharge all of our liabilities and obligations, and any surplus will be distributed to our shareholders.

Preferential Subscription Rights

         Our shareholders have preferential subscription rights to subscribe for any shares to be issued against cash contributions, except to the extent waived within the limits of the authorized share capital. Our board of directors, with the prior authorization of the two thirds of our shareholders meeting, may be granted the power to cancel or limit our shareholders' preferential subscription rights. The right to subscribe may be exercised within a period determined by the board of directors, which may not be less than thirty (30) days before the date of the subscription, which shall be notified by registered letter. The right to subscribe is transferable throughout the subscription period, and no restrictions may be imposed on such transferability other than those applicable to the shares in respect of which the right arises.

No Limitation on Foreign Ownership

         There are no limitations under Luxembourg law or in our articles of incorporation on the right of persons who are not citizens or residents of Luxembourg to hold or vote ordinary shares.

Change in Control

         There are no provisions in our articles of incorporation that would have an effect of delaying, deferring or preventing a change in control of our Company and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

                               MATERIAL CONTRACTS

         On July 17, 2000, we entered into an employment agreement with Antonio Perez, our Chief Executive Officer (as amended on September 1, 2000) pursuant to which we granted Mr. Perez free shares and options to purchase shares and one of our indirect finance subsidiaries granted him several loans to exercise these stock options. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions" for a discussion of the terms of this agreement.

                                    TAXATION

         The following is a summary of the principal Luxembourg and U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of ordinary shares or ADSs. This summary applies to you only if you hold ordinary shares or ADSs as capital assets for tax purposes, and does not apply to you if you are a member of a class of holders subject to special rules, such as:

          o    a dealer in securities or currencies;

          o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

          o    a bank;

          o    a life insurance company;

          o    a tax-exempt organization;

          o a person that holds ordinary shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

          o a person that holds ordinary shares or ADSs as part of a straddle or conversion transaction for tax purposes;

          o a person whose functional currency for tax purposes is not the U.S. dollar; or

          o a person that holds ordinary shares or ADSs and owns or is deemed to own ten percent or more of any class of our stock.

         The summary is based on laws, treaties, and regulatory interpretations in effect on the date hereof, all of which are subject to change. You should consult your own advisers regarding the tax consequences of owning or disposing of the ordinary shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

                          Luxembourg Tax Considerations

         The following is a summary of the principal Luxembourg tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are not domiciled, resident, or formerly resident in Luxembourg and do not hold ordinary shares or ADSs in connection with a permanent establishment or fixed base in Luxembourg.

Dividends on Ordinary Shares or ADSs

         Dividends paid by us to you are generally subject to Luxembourg withholding tax at a 25 percent rate. You may, however, qualify for a reduced rate of withholding under an applicable income tax treaty. If you so qualify, you may be able to claim a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate. The income tax treaty between Luxembourg and the United States (the "Treaty") generally provides for Luxembourg withholding tax at a reduced rate of 15 percent. You should consult your own tax advisers regarding the specific procedures for claiming a refund of Luxembourg withholding tax.

Sale or other Disposition of Ordinary Shares or ADSs

         Holders of ordinary shares or ADSs that (i) are not Luxembourg residents, (ii) have not formerly been Luxembourg residents, and (iii) have never owned (alone or together with a spouse or any children under age, directly or indirectly) more than 25% of our ordinary shares or ADSs, will not be subject to Luxembourg tax on capital gains on a disposal of such ordinary shares or ADSs.

                 United States Federal Income Tax Considerations

      The following is a summary of the principal U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are an eligible U.S. holder. You will be an eligible U.S. holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty. You will generally be entitled to Treaty benefits in respect of ordinary shares or ADSs if you are:

          o the beneficial owner of the ordinary shares or ADSs (and the dividends paid with respect thereto);

          o (i) an individual citizen or resident of the United States that has a substantial presence, permanent home, or habitual abode in the United States, or (ii) a U.S. corporation;

          o    not also a resident of Luxembourg for Luxembourg tax purposes;
               and

          o not subject to an anti-treaty shopping article that applies under limited circumstances.

         The treaty benefits discussed herein generally are not available to holders that hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. This summary does not discuss the treatment of such holders.

         In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on Ordinary Shares or ADSs

         The gross amount of any dividends distributed by us with respect to ordinary shares or ADSs (including amounts withheld in respect of Luxembourg tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. You will include dividends paid in a currency other than the U.S. dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends (or, in the case of ADSs, the date the depositary receives them). If you convert dividends paid in a foreign currency into dollars on the date you receive them (or, in the case of ADSs, on the date the depositary receives them), you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

         Subject to generally applicable limitations under U.S. law, Luxembourg withholding tax at the rate provided under the Treaty will constitute a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in the light of your particular circumstances.

Sale or other Disposition of Ordinary Shares or ADSs

         For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%. Your ability to use capital losses to offset ordinary income is limited.

U.S. Information Reporting and Backup Withholding Rules

         Payments in respect of the ordinary shares or ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting and may be subject to a backup withholding unless you:

          o    are a corporation or other exempt recipient; or

          o provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

If you are not a U.S. person, you generally are not subject to these rules, but may be required to provide certification of non-U.S. status in order to establish that you are exempt.


                              DOCUMENTS ON DISPLAY

         We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge our market risk exposures. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee and/or our Executive Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Moreover, our hedging operations are reported periodically to management and the Audit Committee. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than the euro for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into local currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         The following table sets forth our estimated positions in millions of euros from all existing currency hedging instruments as of December 31, 2000 by type of instrument. Forward contracts are valued at the forward rate and option contracts at the strike rate.

Financial Transactions

                                                            (euro  in millions)

Forward Purchases:
     US Dollar.................................                   10.6
     British Pound.............................                   27.5
     Singapore Dollar..........................                   27.4
     Other ....................................                    4.9
                                                                   ---
Total..........................................                   70.4
                                                                  ====

Forward Sales:
     Singapore Dollar..........................                  100.0
     US Dollar.................................                  166.9
     British Pound.............................                   14.0
     Other.....................................                   17.4
                                                                  ----
Total .........................................                  298.3
                                                                 =====

Commercial Transactions

Forward Purchases: ............................
     British Pound ............................                    9.3
     Singapore Dollar..........................                   95.8
     US Dollar.................................                   29.4
     Other ....................................                   10.4
                                                                  ----
Total .........................................                  144.9
                                                                 =====

Forward Sales:
     Australian Dollar ........................                    5.0
     British Pound ............................                   21.4
     US Dollar.................................                  161.5
     Singapore Dollar..........................                   22.5
     Other.....................................                    7.3
                                                                   ---
Total .........................................                  217.7
                                                                 =====

Purchases of Options:
     British Pound.............................                   37.1
     US Dollar.................................                  164.6
     Singapore Dollar .........................                   74.1
     Other ....................................                    8.1
                                                                   ---
Total .........................................                  283.9
                                                                 =====

Sales of Options:
     US Dollar.................................                   22.6
     Singapore Dollar..........................                   20.2
     British Pound ............................                    8.3
     Other ....................................                    2.8
                                                                   ---
Total .........................................                   53.9
                                                                  ====

         In addition, because we have subsidiaries located outside of the euro-zone, the euro-denominated value of our equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation. We do not hedge our equity exposure arising from our foreign net investments.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness has been significantly reduced with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of December 31, 2000, we have not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments as of December 31, 2000 was euro 208,000. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

Item 12.  Description of Securities Other than Equity Securities.

                   DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

         Citibank, N.A. is the depositary bank for our American Depositary Shares. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank International plc - Paris Branch, located at Citicenter, 19 Le Parvis, CEDEX 36, 92073 La Defense, Paris, France.

         We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-12896 when retrieving such copy. We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

         Each ADS represents the right to receive 2 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

         If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Luxembourg, which may be different from the laws in the United States. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

         As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

         Distributions of Cash

         Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the Custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Luxembourg laws and regulations.

         The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

         The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

         Distributions of Shares

         Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of ordinary shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

         The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

         No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

         Distributions of Rights

         Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

         The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

         The depositary bank will not distribute the rights to you if:

          o We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

          o    We fail to deliver satisfactory documents to the depositary bank;
               or

          o    It is not reasonably practicable to distribute the rights.

         The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

         Elective Distributions

         Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

         The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

         If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Luxembourg would receive upon failing to make an election, as more fully described in the deposit agreement.

         Other Distributions

         Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

         If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

         The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

         The depositary bank will not distribute the property to you and will sell the property if:

          o We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

          o    We do not deliver satisfactory documents to the depositary bank;
               or

          o The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

         The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Ordinary Shares

         The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets. If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

         The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Luxembourg legal considerations applicable at the time of deposit.

         The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

         When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

          o The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

          o All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

          o    You are duly authorized to deposit the ordinary shares.

          o The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

          o The shares presented for deposit have not been stripped of any rights or entitlements.

         If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Shares Upon Cancellation of ADSs

         As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Luxembourg law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

         If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

         You will have the right to withdraw the securities represented by your ADSs at any time except for:

          o Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

          o    Obligations to pay fees, taxes and similar charges.

          o Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

          o The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

         As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in "Item 10. Additonal Information - Articles of Incorporation - Voting Rights.

         At our request, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

         If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

         Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

         As an ADS holder, you will be required to pay the following service fees to the depositary bank:

                  Service                                                 Fees
                  -------                                                 ----

Issuance of ADSs                                             Up to 5(cent)per ADS issued
Cancellation of ADSs                                         Up to 5(cent)per ADS canceled
Distribution of ADSs pursuant to stock dividends, free       Up to 5(cent)per ADS issued
   stock distributions or exercise of rights.
Distribution of cash dividends or other cash distributions   Up to 2(cent)per ADS held
Transfer of ADRs                                            $1.50 per certificate presented for transfer


         As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

          o Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Luxembourg (i.e., upon deposit and withdrawal of ordinary shares).

          o    Expenses incurred for converting foreign currency into U.S.
               dollars.

          o Expenses for cable, telex and fax transmissions and for delivery of securities.

          o Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

         We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

         We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

         You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

         We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

         Upon termination, the following will occur under the deposit agreement:

          o For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

          o After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

         The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement. The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

         The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

          o We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

          o The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

          o The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

          o We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

          o We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

          o We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of securities on deposit.

          o We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

          o We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

          o We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

         The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

         You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

         The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

         The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

         If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

          o Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

          o Distribute the foreign currency to holders for whom the distribution is lawful and practical.

          o Hold the foreign currency (without liability for interest) for the applicable holders.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

                                 USE OF PROCEEDS

         On December 13, 2000, we completed an initial public offering of 15,000,000 ordinary shares. These shares were sold in a single global offering of 71,684,248 ordinary shares, of which 15,000,000 ordinary shares were offered by us and 56,684,248 ordinary shares were offered by certain existing shareholders. The U.S. offering, comprised of 20,000,000 shares in the form of ordinary shares and ADSs, was part of this global offering. Each ADS represents two ordinary shares. In addition, on December 21, 2000, the underwriters exercised their over-allotment option whereby the selling shareholders sold an additional 9,717,197 ordinary shares. Credit Suisse First Boston acted as lead underwriter for the offering.

         Our net proceeds from the sale of the 15,000,000 shares we offered were euro 82,590,000 ($72,597,000) after deducting underwriting discounts and expenses of euro 7,410,000. We have not received any of the proceeds from the sale of our shares by the selling shareholders. The offering price and the underwriting discounts and commissions for the shares sold by us and those sold by the selling shareholders were identical.

         The primary purposes of this offering were to create a public market for our ordinary shares and facilitate future access to public markets. We intend to use the proceeds we have received from this offering for general corporate purposes. We continuously evaluate and consider acquisitions and strategic investments, including possibly material acquisitions and investments. We may use a portion of the net proceeds to acquire technology or businesses, or to make strategic investments in businesses that are complementary to our business. Pending such uses, we plan to invest the net proceeds in short-term, interest-bearing, investment grade securities.

Item 15.  [Reserved].

Item 16.  [Reserved].

                                    PART III

Item 17.  Financial Statements.

         Not applicable.

Item 18.  Financial Statements.

         See pages F-1 through F-40, incorporated herein by reference.

Item 19.  Exhibits.

         (a) List of Financial Statements                                   Page
             ----------------------------                                   ----

Report of Independent Accountants......................................     F-1

Consolidated Statements of Income

   for the Years Ended December 31, 2000, 1999, and 1998...............     F-2

Consolidated Balance Sheets as of December 31, 2000, 1999 and 1998.....     F-3

Consolidated Statements of Cash Flows

   for the Years Ended December 31, 2000, 1999 and 1998................     F-4

Consolidated Statements of Changes in Shareholders' Equity

   for the Years Ended December 31, 2000, 1999 and 1998................     F-5

Notes to the Consolidated Financial Statements.........................     F-6

         (b) List of Exhibits
             ----------------
1.1 Form of the bylaws (Statuts) of Gemplus International S.A. as amended to date (English translation included).

4.1 Employment Agreement dated as of September 1, 2000, by and among Gemplus Americas Inc., Gemplus International S.A., and Antonio Perez (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form F-1 on behalf of Gemplus International S.A. filed on November 22, 2000 (File No. 333-12876)).

8.1  Significant subsidiaries as of the end of the year covered by this report.

                           Gemplus International S.A.

--------------------------------------------------------------------------------


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gemplus International S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


As explained in Note 3 to the financial statements, in filings with Commission des Operations de Bourse and its annual report to shareholders in 1999, the Company accounted for a transaction between Gemplus SCA, the Company's predecessor, and its general partner, Gemplus Associates, as a business combination. The consideration exchanged of euro 65.4 million was recorded as goodwill and immediately written off as amortization expense and classified below operating income in the Consolidated Statements of Income. In filings with the United States Securities and Exchange Commission, the Company has accounted for this consideration as a legal reorganization expense within operating income in the Consolidated Statements of Income.



International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2000, and the determination of shareholders' equity at December 31, 2000, 1999 and 1998 to the extent summarized in Note 30 to the consolidated financial statements.



/s/ PricewaterhouseCoopers

Paris, France
February 20, 2001,
Except for note 32 updated on June 26, 2001

                           Gemplus International S.A.

                        Consolidated Statements of Income

--------------------------------------------------------------------------------


                                                  (in thousands of euros, except share and per share data)
                                                              For the years ended December 31,
                                                             2000           1999          1998
                                                           --------       --------      --------

Net sales                                                 1,204,600        766,604       582,998
Cost of sales                                               750,714        486,805       382,513

Gross profit                                                453,886        279,799       200,485


Research and development expenses                            90,778         62,248        45,322
Reversal of research credit allowance (note 10)             (12,486)             -             -
Selling and marketing expenses                              158,545         97,155        78,462
General and administrative expenses                          89,666         63,677        47,984
Goodwill amortization                                        11,204          6,411         4,965
Legal reorganization expense (Note 3)                             -         65,401             -

Operating income (loss)                                     116,179        (15,093)       23,752

Interest income                                              21,427            287           349
Interest expense                                             (8,869)        (4,798)       (5,009)
Other income (expense), net                                     (28)          (458)       12,062

Income before taxes                                         128,709        (20,062)       31,154

Provision for income taxes                                  (29,631)       (12,071)       (6,681)

-------------------------------------------------------------------------------------------------
Net income (loss)                                            99,078        (32,133)       24,473
-------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                          0.20          (0.10)         0.08
Diluted                                                        0.18          (0.10)         0.08

Shares used in net income per share calculation
Basic                                                   497,523,946    313,120,400   298,523,800
Diluted                                                 539,256,206    329,982,050   307,274,750



Note: In filings with Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization and legal reorganization expense below operating income. See Note 3.




         The accompanying notes are an integral part of the consolidated financial statements (Amounts previously reported in French francs have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1.0 that became effective on January 1, 1999)

                           Gemplus International S.A.
                           Consolidated Balance Sheets

--------------------------------------------------------------------------------

                                                                                                  (in thousands of euros)
                                                                                           December 31,
                                                                               2000            1999             1998
                                                                         --------------    -------------    -------------
Assets

Current assets
Cash and cash equivalents                                                     636,284           27,106           18,256
Trade accounts receivable, net                                                311,276          200,955          150,517
Inventory, net                                                                174,101           95,821           56,257
Other current assets                                                           97,377           45,631           28,670

Total current assets                                                        1,219,038          369,513          253,700

Non-current assets
Property, plant and equipment, net                                            249,916          191,019          152,192
Goodwill, net                                                                 155,809           63,979           57,320
Other non-current assets                                                      234,043           23,196           14,607
Deferred development costs, net                                                26,349            7,698            3,678
Deferred tax assets                                                             7,120            8,034            3,014
Investments                                                                    16,734            3,799           10,528

Total non-current assets                                                      689,971          297,725          241,339

-------------------------------------------------------------------------------------------------------------------------
Total assets                                                                1,909,009          667,238          495,039
-------------------------------------------------------------------------------------------------------------------------

Liabilities

Current liabilities
Accounts payable                                                              261,047          145,436           84,106
Salaries, wages and related items                                              70,738           42,592           30,671
Other current liabilities                                                      54,867           48,655           32,668
Accrued taxes                                                                  31,005           33,129           20,236
Current portion of long-term debt                                               1,867            3,256            2,398
Current obligations under capital leases                                        3,414            3,049              662

Total current liabilities                                                     422,938          276,117          170,741

Non-current liabilities
Long-term obligations under capital leases                                     31,885           35,444           11,974
Long-term debt, less current portion                                            5,865            8,103            9,623
Deferred tax liabilities                                                        2,296            5,834            1,470
Other non-current liabilities                                                  43,717           38,359           36,652

Total non-current liabilities                                                  83,763           87,740           59,719

Minority interest                                                              17,313            9,228            4,544

Shareholders' equity
Ordinary shares no legal par value, 2,000,000,000 shares
authorized, 636,256,258, 334,135,600 and 311,666,500 shares
issued and outstanding at December 31, 2000, 1999 and 1998
respectively                                                                  124,263           10,188            9,502
Additional paid-in capital                                                  1,026,063          145,825          145,037
Retained earnings                                                             235,972          137,090          103,822
Cumulative foreign currency translation adjustments                               376            2,814            2,456
Less, cost of treasury shares                                                  (1,679)          (1,764)            (782)

Total shareholders' equity                                                  1,384,995          294,153          260,035

-------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  1,909,009          667,238          495,039
-------------------------------------------------------------------------------------------------------------------------



         The accompanying notes are an integral part of the consolidated financial statements (Amounts previously reported in French francs have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1.0 that became effective on January 1, 1999)

                           Gemplus International S.A.
                      Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------


                                                                                                (in thousands of euros)
                                                                                For the years ended December 31,
                                                                            2000              1999             1998
                                                                         ----------        ----------       ----------
Cash flow from operating activities
Net income (loss)                                                           99,078           (32,133)          24,473
Adjustments to reconcile net income (loss) to net cash from
operating activities:
Depreciation and amortization                                               79,080            53,270           44,670
Legal reorganization expense                                                     -            65,401                -
Changes in other non-current liabilities                                   (10,244)            3,621           16,060
Provision for deferred income taxes                                          1,045              (632)          (1,070)
Gain on assets sold                                                         (9,311)           (7,612)         (13,539)
Other, net                                                                   4,886            (3,936)             989
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities                  (88,840)          (35,571)          (1,444)
Trade accounts payable and related current assets                           92,596            47,141          (18,334)
Inventories                                                                (76,140)          (35,160)          14,788
Value-Added and Income Taxes                                               (20,374)           11,270           12,203
Other, net                                                                  (2,557)            9,561            5,846

Net cash from operating activities                                          69,219            75,219           84,642

Cash flows from investing activities
Purchase of activities net of cash acquired                                (99,040)           (8,888)          (4,480)
Absorption of Gemplus Associates net of cash acquired                            -               704                -
Other investments                                                          (51,021)           10,282           13,263
Purchase of property, plant and equipment                                 (102,453)          (68,604)         (40,851)
Purchase of other assets                                                   (17,630)           (3,532)          (3,712)
Change in non-trade accounts payable and other current assets                3,810            (3,852)          (4,939)

Net cash used for investing activities                                    (266,334)          (73,890)         (40,719)

Cash flows from financing activities
Proceeds from conversion of debentures and exercise of warrants            191,753                 -           24,702
Price adjustment on shares issued pursuant to conversion of debentures           -            (1,348)               -
Proceeds from shareholders contribution                                    613,267                 -                -
Proceeds from exercise of share options                                     18,237             2,116               18
Proceeds from long-term borrowings                                                             1,597                -
Payments on long-term borrowings                                            (3,589)           (3,485)         (92,060)
Proceeds from sales-leaseback operations                                         -            28,270                -
Principal payments on obligations under capital leases                      (3,195)           (2,413)         (10,005)
Increase (decrease) in bank overdrafts                                         832             5,390           16,696
Dividends paid by subsidiaries to minority shareholders                     (3,826)
Change in treasury shares                                                       85              (981)              22
Interests receivable on loans to senior management                          (3,139)
Change in non trade accounts payables on financing activities                7,495

Net cash (used for) from financing activites                               817,920            29,146          (60,627)

Effect of exchange rate changes on cash                                    (11,627)          (21,626)           5,391
Net increase (decrease) in cash and cash equivalents                       620,805            30,476          (16,704)
Cash and cash equivalents, beginning of year                                27,106            18,256           29,569

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   636,284            27,106           18,256
----------------------------------------------------------------------------------------------------------------------



         The accompanying notes are an integral part of the consolidated financial statements (Amounts previously reported in French francs have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1.0 that became effective on January 1, 1999)

                           Gemplus International S.A.
           Consolidated Statements of Changes in Shareholders' Equity

--------------------------------------------------------------------------------


                                                                                    (in thousands of euros, except number of shares)
                                             Number of    Share   Additional  Retained     Net    Cumulative    Treasury    Total
                                              shares      value    paid-in    earnings   income    currency      shares
                                                                   capital               (loss)   translation
                                                                                                  adjustments
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997               296,632,250    9,044    120,775      77,263    2,086       5,055      (804)     213,419
-----------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                    -        -          -       2,086   (2,086)          -         -            -
Net income                                           -        -          -           -   24,473           -         -       24,473
Shares issued pursuant to exercise of
warrants, net of issuance costs             15,000,000      457     24,245           -        -           -         -       24,702
Shares issued pursuant to share options
exercised                                       34,250        1         17           -        -           -         -           18
Sale of 29,000 shares of treasury shares             -        -          -           -        -           -        22           22
Translation adjustments                              -        -          -           -        -      (2,599)        -       (2,599)

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998               311,666,500    9,502    145,037      79,349   24,473       2,456      (782)     260,035
-----------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                    -        -          -      24,473  (24,473)          -         -            -
Net income (loss)                                    -        -          -           -  (32,133)          -         -      (32,133)
Price adjustment on conversion of
debentures                                           -        -     (1,348)          -        -           -         -       (1,348)
Absorption of Gemplus Associates            20,625,000      630         76      65,401        -           -         -       66,107
Shares issued pursuant to share options
exercised                                    1,844,100       56      2,060           -        -           -         -        2,116
Sale of 792,500 shares of treasury shares            -        -          -           -        -           -       604          604
Purchase of 693,800 shares of treasury
shares                                               -        -          -           -        -           -    (1,586)      (1,586)
Translation adjustments                              -        -          -           -        -         358         -          358

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999               334,135,600   10,188    145,825     169,223  (32,133)      2,814    (1,764)     294,153
-----------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                    -        -          -     (32,133)  32,133           -         -            -
Net income                                           -        -          -           -   99,078           -         -       99,078
Contribution of Gemplus S.A. shares to
Gemplus International S.A.                           -   56,323    (67,728)          -        -           -         -      (11,405)
Gemplus S.A. shares to be contributed                -        -     11,405           -        -           -         -       11,405
Shares issued by Gemplus S.A. pursuant to
share options exercised to be contributed   13,360,000        -     18,237           -        -           -         -       18,237
Shares issued pursuant to capital
contribution,  net of issuance costs
Euro 14,747                                155,873,300   31,174    500,616           -        -           -         -      531,790
0ptions and free shares issued, net of
issuance costs Euro 1,102                   61,487,358   12,298    130,317           -        -           -         -      142,615
Shares issued following exercice of
warrants, net of issuance cost Euro 6,002   56,400,000   11,280    180,473           -        -           -         -      191,753
Shares issued following Gemplus IPO, net
of issuance costs Euro 7,410                15,000,000    3,000     79,590           -        -           -         -       82,590
Shares to be issued following acquisitions
of Celocom Ltd and SLP InfoWare SA                   -        -     27,328           -        -           -         -       27,328
Purchase of 149,550 shares of treasury
shares                                               -        -          -           -        -           -      (425)        (425)
Sale of 378,550 shares of treasury shares            -        -          -        (196)       -           -       510          314
Translation adjustments                              -        -          -           -        -      (2,438)        -       (2,438)

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000               636,256,258  124,263  1,026,063     136,894   99,078         376    (1,679)   1,384,995
-----------------------------------------------------------------------------------------------------------------------------------



         The accompanying notes are an integral part of the consolidated financial statements (Amounts previously reported in French francs have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1.0 that became effective on January 1, 1999)

                           Gemplus International S.A.
                 Notes to the Consolidated Financial Statements

--------------------------------------------------------------------------------

1/   The Company

Gemplus International S.A. and its consolidated subsidiaries (the "Company") is a leading provider of enabling technology products and services for secure wireless communications and transactions. The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the telecommunications, network systems and other service industries. The Company is incorporated in the Grand Duchy of Luxembourg.



2/   Summary of significant accounting policies

Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (I.A.S.). As of January 1, 2000, the Company has adopted the new or revised standards applicable for the first time to financial statements of periods beginning after July 1999, relating to business combinations (I.A.S. 22 revised), assets impairment (I.A.S.
36), provisions (I.A.S. 37) and intangible assets (I.A.S. 38). This adoption has no material effect on the annual financial statements of prior periods. The I.A.S. financial statements are in compliance with French GAAP and in accordance with Luxembourg Regulation. A reconciliation of net income and shareholders' equity between I.A.S. and the accounting principles generally accepted in the United States (U.S. GAAP) is included in Note 30.


Principles of consolidation

The consolidated financial statements include the accounts of Gemplus International S.A. and its majority owned subsidiaries. Investments in associated undertakings are accounted for under the equity method of accounting. These are undertakings in which the Company has between 20% and 50% of the voting rights, and in which the Company exercises significant influence, but which it does not control. All intercompany balances and transactions are eliminated.

Non-marketable equity investments and marketable equity securities in which the Company has less than 20% of the investee's outstanding voting stock are accounted for under the cost method, because the Company does not have the ability to significantly influence the operating and financial policies of the investee. Gains or losses recognized on the sale of equity securities are recorded in the income statement. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs.

Euro conversion

Historically, the consolidated financial statements of the Company were prepared using the French franc as the reporting currency. From January 1, 2000, the Company's consolidated financial statements are reported in euros. Previously presented financial statements denominated in French francs have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (1 euro = 6.55957 French francs). Accordingly, the consolidated financial statements depict the same trends that would have been presented had they been presented in French francs. However, because the financial statements were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a currency other than the French franc and converted them to euros.

Foreign currency

Substantially all of the Company's international subsidiaries use their local currency as their functional currency. For those subsidiaries using their non-euro local currency as their functional currency, assets and liabilities are translated into euro at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders' equity as a currency translation adjustment. For all transactions involving a currency other than the functional currency, the Company's subsidiaries record the resulting transaction gains and losses directly to the Statement of Income.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for sales invoiced which are delayed at the buyer's request where transfer of title and risk of loss has not occurred.

The Company has recently begun to provide systems design and integration services. Revenues from these services are typically recognized as the related services are completed. As of December 31, 2000 revenues from these services are insignificant.

Inventory

Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory are provided based upon the Company's periodic review of inventory.

Property, plant and equipment

Property, plant and equipment are carried at cost. Major renewals and improvements are capitalized while repairs and maintenance is expensed as incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the remaining lease term.

The estimated useful lives are as follows:

         ----------------------------------------------------------
         Buildings                                         20 years
         Equipment and machinery                            5 years
         Furniture and fixtures                        5 - 10 years
         Leasehold improvements                        8 - 12 years
         ----------------------------------------------------------

When the Company leases assets under the terms of a long-term contract or other arrangement that transfers substantially all the benefits and risks of ownership to the Company, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. The Company's rationale behind its acquisitions generally relates to (i) acquiring market share or (ii) acquiring conventional technology or (iii) acquiring technology in the Company's core business.

Goodwill amounts are amortized over a maximum period of twenty years on a straight-line basis (20 years, 10 years, and 5 years, respectively, for acquisitions of type (i), (ii) and (iii)). At the balance sheet date, the Company evaluates the realizability of goodwill based on expectations of discounted cash flows. Based on its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 2000.

Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of 3 years or the legal life.

Impairment of long-lived assets

The Company assesses at each balance sheet date whether events or changes in circumstances that would indicate that the carrying amount of long-lived assets such as property, plant and equipment, licenses, goodwill and research and development have been impaired. If the total of the expected discounted cash flows or sales price, whichever is higher, is less than the carrying amount of the asset, a loss is recognized for the difference between the greater of the value in use or sales price and the carrying value of the asset.

Research and development

Costs associated with developing software to be sold are recognized as an expense when incurred, except for development costs incurred from the time technological feasibility is established until the software to be sold is ready to provide service to customers which are capitalized. The capitalized costs related to software are included in deferred development costs and are amortized based on the greater of (a) the ratio of current gross revenues for that product to the total of current and estimated gross revenues for that product, or (b) the straight-line basis over their estimated useful life, which normally does not exceed three years.

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other non current assets and are amortized over a period not to exceed 3 years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Research and development costs other than software are expensed as incurred, except for development cost where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Costs are capitalized and amortized on a straight-line basis over the period of expected future benefit. The period of amortization normally does not exceed three years.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and. when the criteria for recognition of the development costs as an asset ceases to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

During 2000, the Company increased its capital through various capital infusions. The cash received has been invested in money market fixed term deposits and mutual funds, all of which are liquid investments.

Income taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax basis of assets and liabilities, and measures these differences using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized and are reviewed and adjusted accordingly when there is a change in circumstances that causes a change in judgement about the realizability of the related deferred tax asset.

Research credit

Research credits are provided by the French government to give incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, therefore these research credits are presented as a reduction of research and development expenses. The Company records the benefit of this grant only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant French government authority that the credit will be granted.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming conversion of convertible loans and the exercise of warrants and share options. Dilutive potential ordinary shares are additional ordinary shares to be issued.

Treasury shares

From time to time the Company, with the approval of the shareholders and the Board of Directors, may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company have been used to fulfill its obligations under the stock option plans. Treasury shares are recorded at cost and are reported as a reduction of shareholders' equity.

Financial Instruments

The Company operates both its selling and manufacturing activities on a worldwide basis. In most cases, the Company's sales are denominated in the domestic currency of customers. As manufacturing sites are located in different countries, parts of their costs are also denominated in various currencies. Therefore, the Company is exposed to foreign exchange risk on its operating transactions, whether anticipated or firm.

The policy of the Company is to hedge its foreign currency exposure on most of its firm and anticipated purchases and sales commitments denominated in currencies other than the euro for periods commensurate with its known or forecasted transactions. The contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded "over the counter" with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

All hedging instruments are allocated to underlying transactions. Therefore, results arising from the instruments are recognized in earnings over the same period as the underlying hedged transactions. Results arising from the performance of the instruments on forecasted transactions are deferred to future periods.

Gains and losses over hedging foreign exchange forward contracts are calculated by multiplying the contract notional amount by the difference between the spot rate prevailing at the closing date and the contract rate. Gains and losses over options contracts are calculated by multiplying the contract notional amount by the difference, if positive ("in the money" options), between the option strike and the spot rate prevailing at closing date, less net paid premiums.

Gains and losses on hedging contracts are recorded as sales adjustments or as part of the cost of sales, based on their allocation.

Derivative instruments that do not meet the accounting criteria qualifying them as hedges are recorded at fair market value and changes in fair value are reflected in earnings. The Company's policy precludes the use of financial instruments for speculative purposes. No such instruments are outstanding as of December 31, 2000.

The Company uses foreign exchange swaps to finance its affiliates in their functional currency, through inter-company current accounts. The foreign exchange swaps are combinations of spot purchase and forward sales in the same currency and traded at the same time. Therefore, both contracts of the combination are valued using currency spot rates prevailing at the closing date of the contract and the premium or discount existing at inception on the forward contract rate which is accrued over the life of the forward contract. The gains and losses are recorded as an adjustment of the interest expense.

Regarding interest rate risk, following the recent capital increases, the Company has reached a low level of indebtedness. As a consequence, the Company is not significantly exposed to interest rate risk.

Fair value of financial instruments

The fair value of certain of the Company's short-term financial instruments including cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses and foreign currency hedges approximate their carrying value due to their short maturities.

Concentration of credit risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are limited due to its broad geographic and customer distribution. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations. As of December 31, 2000 the Company does not have any significant concentration of business transacted with a particular customer or lender that could, if suddenly eliminated, severely impact our operations. Cash and cash equivalents are invested with several major financial institutions.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional costs when such costs are incurred. Advertising and promotional expense was euro 9,331 thousand, euro 4,758 thousand and euro 3,345 thousand, for the years ended December 31, 2000, 1999 and 1998, respectively.

New accounting pronouncements

I.A.S. 39 "Financial Instruments: Recognition and Measurement" is effective for financial statements covering financial years beginning on January 1, 2001.

This Standard establishes principles for recognizing, measuring, and disclosing information about financial assets and financial liabilities. I.A.S. 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale, and to recognize changes in fair value through income for trading assets and liabilities and in equity for available-for-sale assets.

I.A.S. 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that are not hedges will be adjusted to fair value through income.

Adoption of this new Standard will result in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of approximately euro 4 million. This adoption will also impact assets and liabilities recorded in the balance sheet, such impact being immaterial.


3/ Public offering, common control transactions, reorganization and acquired operations

Public offering

On December 8, 2000 the Company completed a public offering of 15,000,000 new ordinary shares. These shares were sold in a single global offering totaling 81,401,445 shares of which 15,000,000 new ordinary shares where offered by the Company and 66,401,445 shares were offered by certain existing shareholders of the Company. Total proceeds from the global offering, before underwriting discounts, commissions and fees of euro 37,068 thousand, were euro 488,409 thousand which resulted in an allocation of proceeds of euro 90,000 thousand to the Company and euro 398,409 thousand to selling shareholders. The Company's net proceeds from the offering, after underwriting discounts, commissions and fees of euro 7,410 thousand, were euro 82,590 thousand.

Common control transactions

In February 2000, 95.1 percent of the shareholdings of Gemplus S.A., a French corporation and former holding company of the group, exchanged their shares of Gemplus S.A. for shares in Gemplus International S.A., a newly formed Luxembourg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting.

As of December 31, 2000, certain shares held by employees had not yet been contributed for administrative and legal reasons. Shares still to be contributed amount to 14,941,950 representing 2,35 % of the share holdings of Gemplus International S.A. There is no other exit strategy for these remaining shareholders and therefore, since it is certain that the shares will be converted and are not considered contingently issued, they have been included in both the basic and diluted earnings per share calculations. The treasury shares are being held to fulfill the Company's obligations under the Gemplus S.A. share option plan. Following exercise of these options, the corresponding Gemplus S.A. shares will be contributed by their holders to Gemplus International S.A..

Legal Reorganization

In December 1999, Gemplus SCA, a French limited partnership and Gemplus S.A.'s predecessor, issued 412,500 shares (equivalent to 20,625,000 shares of Gemplus International SA after the 50 for 1 stock split) to the owners of Gemplus Associates, the general partner of Gemplus SCA as a payment to terminate Gemplus Associates' general partner status and a related management contract. Following the transaction, Gemplus SCA was legally reorganized into Gemplus S.A., a French corporation. The consideration of shares issued, net of euro 700 thousand of cash held by Gemplus Associates, totaled euro 65.4 million. In filings with Commissions des Operations de Bourse in France ("COB") and its annual report to shareholders in 1999, the Company accounted for this transaction as a business combination and recorded the consideration of euro 65.4 million as goodwill which was immediately written off as amortization expense. There is no difference in net income or cash flows between these financial statements and those filed with the COB.



Acquired operations

On November 14, 2000, the Company completed its acquisition of Celocom Limited ("Celo"), an electronic transaction security business. The total purchase consideration of euro 55,725 thousand, comprised of cash of euro 30,574 thousand and 4,191,776 ordinary shares amounting to euro 25,151 thousand.

The acquisition was recorded under the purchase method of accounting, and accordingly, the Company's December 31, 2000 Consolidated Statements of Income includes the results of operations of Celo beginning November 14, 2000. The assets acquired and liabilities assumed were recorded at estimated fair values, as determined by the Company's management, based on information currently available and on current assumptions regarding future operations. Incremental fair value adjustments included euro 3,387 thousand for developed software. Such intangible asset is being amortized using the straight-line method over its estimated useful lives of 3 years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 54,385 thousand. Such goodwill is being amortized using the straight-line method over five years.


On October 23, 2000, the Company completed its acquisition of SLP InfoWare S.A. ("SLP"), a software developer in the wireless services business. The total purchase price paid for SLP was euro 51,177 thousand, comprised of cash of euro 49,000 thousand and 362,863 in ordinary shares amounting to euro 2,177 thousand.


The acquisition was recorded under the purchase method of accounting, and accordingly, the Company's December 31, 2000 Consolidated Statements of Income includes the results of operations of SLP beginning October 23, 2000. The assets acquired and liabilities assumed were recorded at estimated fair values, as determined by the Company's management, based on information currently available and on current assumptions as to future operations. Incremental fair value adjustments included euro 8,400 thousand for developed software and euro 1,700 thousand for patents. Developed software and patents are being amortized using the straight-line method over their estimated useful lives of 3 years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 37,153 thousand. Such goodwill is being amortized over five years.

On a pro-forma basis, as if Celo and SLP had been acquired at the beginning of fiscal 2000 and 1999, respectively, revenue and operating expenses to the exception of goodwill amortization would not differ materially from the amounts reported in the Company's accompanying consolidated financial statements for each of the years ended December 31, 2000 and 1999. On a pro-forma basis, amortization of related goodwill would have reduced net income by euro 15,586 thousand and euro 18,308 thousand in 2000 and 1999, respectively. On a pro-forma basis, basic earnings per share and diluted earnings per share would have been reduced by 0.03 and 0.03, respectively, for the year ended December 31, 2000 (0.06 and 0.06, respectively, for the year ended December 31, 1999).

In April 2000, the Company completed its acquisition of ODS (Oldenbourg daten System), a German manufacturer of memory chip phone and bank cards as well as microprocessor pay-TV cards. The final purchase consideration was euro 21,713 thousand. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 8,138 thousand.

During 2000, 1999 and 1998 the Company acquired various other companies, mainly with activities in the field of research and development. The impact of these acquisitions on the consolidated financial statements was not material.

In 2000, purchase of activities net of cash acquired and corresponding goodwill can be analyzed as follows (in thousand euros):

                                                          Celo             SLP         ODS and       Total
                                                                                        others

Cash payments                                              30,574          49,000        19,801       99,375
Cash acquired                                                (325)            (10)            -         (335)
                                                     -------------    ------------    ----------    ---------
Purchase of activities net of cash acquired                30,249          48,990        19,801       99,040
                                                     -------------    ------------    ----------    ---------

Advance payments made during 1999                               -               -         3,990        3,990
Consideration paid in shares                               25,151           2,177             -       27,328
                                                     -------------    ------------    ----------    ---------

Acquisition costs net of cash acquired                     55,400          51,167        23,791      130,358

Developed software                                          3,387           8,400             -       11,787
Patents                                                         -           1,700             -        1,700
Property, plant and equipment                                 466             144        11,344       11,954
Accounts receivable and other current assets                  965           5,549         9,470       15,984
Deferred tax assets (liabilities) net                        (102)          1,165         2,795        3,858
Bank overdrafts                                            (3,173)           (135)            -       (3,308)
Accounts payable and other current liabilities               (528)         (2,809)       (9,680)     (13,017)

                                                     -------------    ------------    ----------    ---------
Fair value of net assets acquired                           1,015          14,014        13,929       28,958
                                                     -------------    ------------    ----------    ---------

                                                     -------------    ------------    ----------    ---------
Goodwill                                                   54,385          37,153         9,862      101,400
                                                     =============    ============    ==========    =========

4/  Trade accounts receivable

Trade accounts receivable consist of the following:

                                                (in thousands of euros)
-----------------------------------------------------------------------
                                                   December 31,
                                           2000        1999      1998

-----------------------------------------------------------------------
Trade accounts receivable, gross          323,987    210,390    164,551
Less, allowances for doubtful accounts    (12,711)    (9,435)   (14,034)

-----------------------------------------------------------------------
Trade accounts receivable, net            311,276    200,955    150,517
-----------------------------------------------------------------------

5/  Other current assets

Other current assets include the following:

                                                        (in thousands of euros)
-------------------------------------------------------------------------------
                                                         December 31,
                                                 2000        1999       1998
-------------------------------------------------------------------------------
VAT and other taxes receivable                  36,801      18,962     17,810
Foreign currency hedges                         23,284           -          -
Advance facility to supplier                    10,747           -          -
Advance payments to non-trade suppliers          7,328       8,407      1,600
Prepaid expenses                                 9,293      10,743      3,356
Advance payments to trade suppliers              2,049       2,091      2,005
Prepaid pension cost                             1,032         626        415
Equity investee loans                                -         440      1,266
Other current assets                             6,843       4,362      2,218

------------------------------------------------------------------------------
Total other current assets                      97,377      45,631     28,670
------------------------------------------------------------------------------

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier's production capacity with an advance facility for euro 37.6 million. The advance facility matures over a period of three years and accrues interest and earns rebates at a rate of 7,5% per annum. As of December 31, 2000, no repayment has occurred and the outstanding balance of the advance facility was euro 37,614 thousand, of which euro 10,747 thousand is recorded under other current assets and euro 26,867 under other non current assets.

Unrealized gains and losses on foreign currency contracts that qualify as hedging instruments are recorded in other current assets or liabilities and are being deferred and recognized as the underlying transactions are consummated.

6/ Inventory

Inventory consists of the following:


                                               (in thousands of euros)
----------------------------------------------------------------------
                                               December 31,
                                        2000       1999        1998
----------------------------------------------------------------------
Raw materials and supplies             60,540     35,304      20,864
Workinprocess                          79,103     42,133      30,593
Finished goods                         45,586     29,960      18,014
----------------------------------------------------------------------
Inventory, gross                      185,229    107,397      69,471
----------------------------------------------------------------------
Less, inventory allowance             (11,128)   (11,576)    (13,214)

----------------------------------------------------------------------
Inventory, net                        174,101     95,821      56,257
----------------------------------------------------------------------


7/  Property, plant and equipment

Property, plant and equipment includes the following:


                                                                       (in thousands of euros)
----------------------------------------------------------------------------------------------
                                                                        December 31,
                                                               2000         1999         1998
----------------------------------------------------------------------------------------------
Land                                                           5,204        4,174        3,772
Buildings                                                    104,023       89,077       76,676
Machinery and equipment                                      334,620      240,396      166,867
Construction in progress                                      18,187       10,418       11,058
----------------------------------------------------------------------------------------------
Property, plant and equipment, gross amount                  462,034      344,065      258,373
----------------------------------------------------------------------------------------------
Buildings, accumulated depreciation                          (35,072)     (24,791)     (17,036)
Machinery and equipment, accumulated depreciation           (177,046)    (128,255)     (89,145)
----------------------------------------------------------------------------------------------
Property, plant and equipment, accumulated depreciation     (212,118)    (153,046)    (106,181)
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Property, plant and equipment, net                           249,916      191,019      152,192
----------------------------------------------------------------------------------------------


Interest is capitalized during the new construction or upgrade of qualifying assets. No interest was capitalized in 2000, 1999 and 1998.

Property, plant and equipment variation analysis is as follows:

                                             (in thousands of euros)
--------------------------------------------------------------------

                                      Gross amount     Amortization
--------------------------------------------------------------------

--------------------------------------------------------------------
Opening December 31, 1999                  344,065         (153,046)
--------------------------------------------------------------------
Additions / amortization expense           116,931          (63,095)
Disposals & retirements                     (5,664)           5,584
Exchange rate differences                    6,702           (1,561)
--------------------------------------------------------------------
Closing December 31, 2000                  462,034         (212,118)
--------------------------------------------------------------------

Included below are amounts related to assets subject to capital leases, which have been included in the balance of property, plant and equipment.


                                                                  (in thousands of euros)
-----------------------------------------------------------------------------------------
                                                                     December 31,
                                                             2000       1999        1998
-----------------------------------------------------------------------------------------
Land                                                         2,756      2,970      1,279
Buildings                                                   45,937     46,913     16,973
-----------------------------------------------------------------------------------------
Property, plant and equipment under capital lease, gross    48,693     49,883     18,252
-----------------------------------------------------------------------------------------
Less, accumulated depreciation                             (14,779)   (11,789)    (5,525)
-----------------------------------------------------------------------------------------
Property, plant and equipment under capital lease, net      33,914     38,094     12,727
-----------------------------------------------------------------------------------------


8/  Goodwill

Goodwill consists of the following:

                                                  (in thousands of euros)
-------------------------------------------------------------------------
                                                   December 31,
                                           2000        1999       1998
-------------------------------------------------------------------------
Goodwill                                  186,080     83,838      71,051
Goodwill, accumulated amortization        (30,271)   (19,859)    (13,731)

-------------------------------------------------------------------------
Goodwill, net                             155,809     63,979      57,320
-------------------------------------------------------------------------

Goodwill variation analysis is as follows:


                                               (in thousands of euros)
----------------------------------------------------------------------
                                       Gross amount     Amortization
----------------------------------------------------------------------

----------------------------------------------------------------------
Opening December 31, 1999                  83,838          (19,859)
----------------------------------------------------------------------
Additions / amortization expense          101,400          (11,204)
Disposals and retirements                    (701)             701
Exchange rate differences                   1,543               91
----------------------------------------------------------------------
Closing December 31, 2000                 186,080          (30,271)
----------------------------------------------------------------------

Goodwill is being amortized on a straight-line basis over periods of 5 to 20 years. The Company reviews the carrying value of goodwill for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.


9/  Other non-current assets

Other non-current assets consist of the following:


                                                                 (in thousands of euros)
----------------------------------------------------------------------------------------
                                                                    December 31,
                                                             2000       1999       1998
----------------------------------------------------------------------------------------
Loans receivable from senior management                    150,324         -         -
Long term portion of advance facility to supplier           26,867         -         -
Software, net of accumulated amortization (12,549 in
2000, 8,630 in 1999 and 6,436 in 1998)                      21,961     11,424     7,689
Research tax credits                                        18,877      4,732       193
Patents and patent rights, net of accumulated
amortization (5,046 in 2000, 3,628 in 1999 and 2,423
in 1998)                                                     5,798      2,344     1,127
Employee loans and other related loans                       1,778      1,726     3,866
Rental deposits                                              1,978      1,319       865
Other loans and assets                                       6,460      1,651       867
----------------------------------------------------------------------------------------
Total other noncurrent assets                              234,043     23,196    14,607
----------------------------------------------------------------------------------------


As described in Note 29, loans were granted in 2000 to Mr. Antonio Perez and to Dr. Marc Lassus pursuant to the terms of their employment agreements. As at December 31, 2000, the outstanding balance of these loans was Euro 147,185 thousand. Accrued interests receivable amounted to Euro 3,139 thousand as at December 31, 2000 and are reflected in interest income in the Consolidated Statement of income, according to I.A.S. requirements. Each loan bears interest at the rate provided in Section 1274 (b)(2)(b) of the U.S. Internal Revenue Code of 1986, which is based on the U.S. Federal short-term rate and ranges from 5.98% to 6.40%.


Capitalized software includes software developed and acquired for internal corporate use, primarily in enterprise resource planning and customer relationship management.

10/ Research and development costs

Deferred development costs can be analyzed as follows:


                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                                             December 31,
                                                     2000       1999      1998
------------------------------------------------------------------------------
Gross amount at beginning of year                   9,074      8,104     9,233
Accumulated amortization at beginning of year      (1,376)    (4,426)   (4,508)
------------------------------------------------------------------------------
Balance of beginning of year                        7,698      3,678     4,725
------------------------------------------------------------------------------
Deferred during the year                           13,984      7,507     2,130
Less, amortization                                 (7,120)    (3,487)   (3,177)
------------------------------------------------------------------------------
Impact for the year on income before tax            6,864      4,020    (1,047)
------------------------------------------------------------------------------
Software development arising from acquisitions     11,787          -         -
------------------------------------------------------------------------------
Balance at end of year                             26,349      7,698     3,678
------------------------------------------------------------------------------
Gross amount at end of year                        34,846      9,074     8,104
Accumulated amortization                           (8,497)    (1,376)   (4,426)
------------------------------------------------------------------------------
Balance at end of year                             26,349      7,698     3,678
------------------------------------------------------------------------------

Capitalized development costs comprise software to be sold including software development arising from acquisitions (See Note 3).

Research and development expenses incurred during the year consist of the following:

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                                         December 31,
                                                  2000       1999      1998
------------------------------------------------------------------------------
Research and development expenditures           104,344     67,383    47,136
Deferred development costs, net                  (6,864)    (4,020)    1,047
Grants received including research credit        (6,702)    (1,115)   (2,861)

------------------------------------------------------------------------------
Total research and development                   90,778     62,248    45,322
------------------------------------------------------------------------------

Due to the special tax status of the Company until 1999, the Company's eligibility for certain research tax credits was legally uncertain. For this reason, the Company recorded an allowance against certain research tax credits arising between 1993 and 1999 that were included as a component of other non-current assets. In 2000, the Company obtained formal confirmation that these research tax credits will be received and has reversed the allowance accordingly. The reversal amounting to euro 12,486 thousand has been included as a separate line item of operating income.

11/ Investments

Investments consist of the following:


                                                                    (in thousands of euros)
-------------------------------------------------------------------------------------------
                                                                           December 31,
                                                                  2000      1999      1998
-------------------------------------------------------------------------------------------
Equity investments                                                5,551     2,509    3,584
Investments in equity securities (net of valuation allowance
of 11,684 in 2000, 11,395 in 1999 and 8,993 in 1998)             11,183     1,290    6,944
-------------------------------------------------------------------------------------------
Investments                                                      16,734     3,799   10,528
-------------------------------------------------------------------------------------------


Investments in equity securities include one public company, SCM, listed on the Nasdaq, which has a reasonable sized public float. The unrealized gain as of December 31, 2000, based on the difference between cost and market value of this investment is Euro 443 thousand.

The Company has minority shareholdings in numerous non-public start-up companies. These shareholdings are recorded at cost. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i.e., that the business model is questioned and that the business plan is not met.


12/ Accounts payable

Accounts payable consist of the following:


                                             (in thousands of euros)
--------------------------------------------------------------------
                                              December 31,
                                      2000        1999        1998
--------------------------------------------------------------------
Trade accounts payable               235,982     135,759     78,070
Nontrade accounts payable             25,065       9,677      6,036
--------------------------------------------------------------------
Total accounts payable               261,047     145,436     84,106
--------------------------------------------------------------------


13/ Other current liabilities

Other current liabilities consist of the following:


                                                 (in thousands of euros)
------------------------------------------------------------------------
                                                     December 31,
                                              2000       1999      1998
------------------------------------------------------------------------
Shortterm debt                                24,307    23,160    17,196
Customer deposits                             10,344     5,650     5,522
Deferred revenue                               9,688     7,262     2,642
Allowances for customer claims                 2,821     3,526     3,625
Provision for employee terminations              338       495       847
Foreign currency hedges                            -     5,876       277
Shortterm debt on acquisitions                 2,755         -         -
Other accrued liabilities                      4,614     2,686     2,559
------------------------------------------------------------------------
Total other current liabilities               54,867    48,655    32,668
------------------------------------------------------------------------

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company's foreign locations or from subsidiaries that are not wholly-owned and that do not benefit from the Company's treasury management.


14/ Long-term debt

Long-term debt consists of the following:


                                                      (in thousands of euros)
-----------------------------------------------------------------------------
                                                        December 31,
                                                2000        1999        1998
-----------------------------------------------------------------------------
Longterm debt                                  3,688       3,634        3,634
Use of medium and longterm credit lines
maturing up to May 2004                        4,044       7,725        8,387
-----------------------------------------------------------------------------
Total long-term debt                           7,732      11,359       12,021
-----------------------------------------------------------------------------
Less, current portion                         (1,867)     (3,256)      (2,398)
-----------------------------------------------------------------------------
Total long-term debt, less current portion     5,865       8,103        9,623
-----------------------------------------------------------------------------


In 1996, the former shareholder of SkiData, Constantia, loaned Euro 3,634 thousand to SkiData. This debt is scheduled to be repayable provided that SkiData reaches a minimum level of cash flows generated by operations over the loan period. As of December 31, 2000, these cash flow requirements have not been met and therefore future repayment is uncertain.

The Company maintains confirmed credit facilities with a number of lending institutions, amounting to approximately euro 120,000 thousand at December 31, 2000. Euro 115,956 thousand of these facilities were unused at December 31, 2000. Borrowing rates on these credit facilities if used range from EURIBOR/LIBOR +0.141% to EURIBOR/LIBOR +0.450%, if unused cost ranges from 0.100% to 0.150%. Marginal costs range from EURIBOR/LIBOR +0.141% to EURIBOR/LIBOR +0.350%. In 2000, 1999 and 1998 the average EURIBOR/LIBOR rate were 4.237%, 2.862% and 2.962%, respectively.

Maturities of long-term debt outstanding at December 31, 2000 are as follows:

                                          (in thousands of euros)
-----------------------------------------------------------------
2001                                                       1,867
2002                                                       1,339
2003                                                         559
2004                                                         279
2005                                                           -
Thereafter                                                 3,688
-----------------------------------------------------------------
                                                           7,732
-----------------------------------------------------------------


Convertible debentures

In 1993, the Company issued convertible debentures bearing interest annually at 6% with a face value of euro 7,623 thousand. In December 1997, each debenture was converted into one share of the Company's ordinary shares at a conversion price of euro 1.94. The euro 25,310 thousand capital increase was carried out in part through the conversion of convertible debentures with a nominal value of euro 7,623 thousand and in part for cash in an amount of euro 17,687 thousand. In 1999, the shareholders of the Company adjusted the conversion price of the convertible debt. As a result of such adjustment, a payment of euro 1,348 thousand has been remitted to former holders of the convertible debentures. Since the payment corresponded to a reduction in the price of the shares, it was charged against the paid-in capital recorded in connection with the original conversion transaction.

15/ Other non-current liabilities

Other non-current liabilities consist of the following:


                                                     (in thousands of euros)
----------------------------------------------------------------------------
                                                      December 31,
                                              2000        1999       1998
----------------------------------------------------------------------------
Non-current liabilities                      42,184      37,406      36,465
Net losses on equity investments              1,533         953         187
----------------------------------------------------------------------------
Total other noncurrent liabilities           43,717      38,359      36,652
----------------------------------------------------------------------------


Long-term liabilities variation analysis is as follows:

                                                                                                 (in thousands of euros)
-----------------------------------------------------------------------------------------------------------------------
                                   December     Effect of    Increase in     Amounts        Amounts         December
                                   31, 1999     exchange      long-term      reversed      used during      31, 2000
                                                  rate       liabilities    during the     the period
                                                 changes                      period
-----------------------------------------------------------------------------------------------------------------------
Provision for patents claims         15,577          -         10,743         (6,756)            -         19,564
Provision for tax claims             13,821         24          2,102           (145)       (2,792)        13,010
Govermnent loans received             1,821                     1,574              -        (1,526)         1,869
Provision for ligitation claims       2,617                         -              -          (115)         2,502
Provision for pension costs           1,117                       786              -          (319)         1,584
Other provisions                      2,453         54          3,133           (633)       (1,352)         3,655

------------------------------------------------------------------------------------------------------------------
Total                                37,406         78         18,338         (7,534)       (6,104)        42,184
------------------------------------------------------------------------------------------------------------------

The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the patent agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims.

In the ordinary course of business, the Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction and past experience in settling these claims.

All entities in France are eligible to receive government loans. These loans are only repayable when financed projects are commercially successful. For unsuccessful projects, the funds received do not have to be repaid and as appropriate the Company reverses the recorded liability.

16/ Capital leases

Capital leases obligations outstanding as at December 31, 2000 are analyzed as follows:


                                                        (in thousands of euros)
--------------------------------------------------------------------------------

2001                                                                      5,142
2002                                                                      5,139
2003                                                                      6,897
2004                                                                      4,792
2005                                                                      4,725
Thereafter                                                               16,477
--------------------------------------------------------------------------------
Total minimum lease payments                                             43,172
--------------------------------------------------------------------------------
Less, amount representing interest                                       (7,873)
--------------------------------------------------------------------------------
Present value of minimum obligations under capital leases                35,299
--------------------------------------------------------------------------------
Less, current portion of obligations under capital leases                (3,414)
--------------------------------------------------------------------------------
Long-term obligations under capital leases                               31,885
--------------------------------------------------------------------------------


In 1999, the Company entered into a sale-leaseback transaction with two major financial institutions for a duration of 11 years ending on December 31, 2010. The proceeds received amounted to euro 28,270 thousand and relate to land and an industrial and office building located in Gemenos, France. This sale was recorded at book value, which generated no gain or loss in the Statement of Income.


17/ Other income (expense) net

Other income (expense) net consists of the following:


                                                                      (in thousands of euros)
----------------------------------------------------------------------------------------------
                                                       For the years ended December 31,
                                                        2000             1999           1998

----------------------------------------------------------------------------------------------
Gain (loss) on investments                             9,493            4,868         13,474
Foreign exchange gain (loss)                            (889)          (1,208)         2,070
Gain (loss) on sale and disposal of fixed assets         169              447         (1,573)
Minority interests                                    (8,801)          (4,565)        (1,909)

----------------------------------------------------------------------------------------------
Total other income (expense) net                         (28)            (458)        12,062
----------------------------------------------------------------------------------------------



As indicated in Note 11, the Company may hold minority shareholdings in various related high technology companies. The sale of shares of SCM generated a profit of euro 21,573 thousand in 1998 and euro 3,708 thousand in 1999. The sale of Verisign shares generated a profit of euro 5,032 thousand in 1999. The sale of Intercall shares generated a profit of euro 11,765 thousand in 2000. Prior to these sales of shares, the Company owned approximately 6% in both Intercall and SCM and less than 2% in Verisign. Subsequent to these share sales the Company owned less than 2% interest in each of these respective companies.


18/ Income taxes

Gemplus S.A. and certain of its French subsidiaries operate in a tax exempt enterprise zone and accordingly the income related to their manufacturing activities in such a zone are exempt from income taxes for a ten-year period expiring between the fiscal years 1999 to 2002. The tax-free status for some of the major French entities expired during 1999. The Company was granted new temporary tax exemptions in 2000, in Asian countries.

The contribution of shares of Gemplus S.A. to Gemplus International, a Luxembourg company, has no effect on deferred tax assets and liabilities previously recognized.

The components of tax expense are as follows:

                                                (in thousands of euros)
-----------------------------------------------------------------------

                               For the years ended December 31,
                                   2000           1999            1998
-----------------------------------------------------------------------
Current taxes                    28,044         13,016           7,195
Deferred taxes                    1,587           (945)           (514)
-----------------------------------------------------------------------
Total taxes                      29,631         12,071           6,681
-----------------------------------------------------------------------



A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

                                                                                            December 31,
                                                                                     2000       1999        1998
----------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                 128,709     (20,062)     31,154
----------------------------------------------------------------------------------------------------------------------
Income tax calculated at corporate tax rate (*)                                      48,202      (8,024)     12,982
Effect of tax exemption                                                             (12,496)      2,395     (11,945)
Effect of different tax rates                                                       (17,180)     (1,493)        770
Effect of unrecognized tax assets                                                     9,367      (6,842)      4,442
Effect of expenses non deductible and revenues non taxable                           (2,458)     (2,690)     (1,637)
Effect of goodwill amortization resulting from mergers and acquisitions (note 3)      4,196      28,725       2,069
----------------------------------------------------------------------------------------------------------------------
Income tax expense for the year                                                      29,631      12,071       6,681
----------------------------------------------------------------------------------------------------------------------

(*) Luxembourg tax rate of 37.45% in 2000, France tax rate of 40.00% and 41.67% in 1999 and 1998 respectively



The components of the net deferred tax asset recorded at December 31, 2000, 1999 and 1998 are:

                                                               (in thousands of euros)
--------------------------------------------------------------------------------------
                                                           2000       1999        1998
--------------------------------------------------------------------------------------
ASSETS
Loss carryforward                                        39,806     25,726      19,585
Excess book over tax depreciation and amortization        2,957      5,665      10,927
Other temporary differences                              12,715     19,427       6,403
Valuation allowance                                     (48,358)   (42,784)    (33,901)
---------------------------------------------------------------------------------------
LIABILITIES
Excess tax over book depreciation and amortization       (2,296)    (2,706)     (1,470)
Other temporary differences                                   -     (3,128)          -
---------------------------------------------------------------------------------------
Net deferred tax asset                                    4,824      2,200       1,544
---------------------------------------------------------------------------------------
Deferred tax asset                                        7,120      8,034       3,014
Deferred tax liability                                   (2,296)    (5,834)     (1,470)
---------------------------------------------------------------------------------------
                                                          4,824      2,200       1,544
---------------------------------------------------------------------------------------


At December 31, 2000, the Company had net operating loss carryforwards totaling euro 104,987 thousand of which euro 20,310 thousand, Euro 4,508 thousand, Euro 15,111 thousand and Euro 31,302 thousand is limited to five years, ten years, fifteen years and twenty years, respectively, and euro 33,756 thousand may be used indefinitely. In those situations where tax loss carryforwards and other net deferred tax assets have been generated by start-up companies or by companies without a recent history of profitable operations, management has provided a valuation allowance to reduce net deferred tax asset to the estimated realizable value.

Deferred income taxes on the undistributed earnings of the Company's foreign subsidiaries are not provided for as it is intended that the vast majority of these earnings will be indefinitely reinvested in these entities.


19/ Ordinary shares

Gemplus International S.A. is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently four hundred million Euro consisting of two billion shares with no legal par value.

On February 18, 2000, the Company issued 94,000,000 shares to Texas Pacific Group at Euro 3.51 per ordinary share, the fair value determined by the Board of Directors on February 2, 2000. Net proceeds from the issuance were Euro 319,704 thousand. In connection with this capital increase, the Company entered into a warrant agreement with Texas Pacific Group, a Company shareholder, and Marc Lassus, the Company's chairman of the Board of Directors. Under this agreement, the Company granted the right to purchase another 56,400,000 shares at euro 3.51 per share. These warrants were exercised on September 28, 2000, resulting in net additional proceeds of Euro 191,753 thousand (see Note 22).

In connection with the February 18, 2000 capital increase, the Company entered into an agreement, granting Texas Pacific Group, a Company shareholder, and Marc Lassus the right to acquire additional shares at euro 3.51 per share. On May 29 and 31, 2000, pursuant to this agreement, the Company increased its capital by issuing 61,873,300 new shares, which generated net proceeds of Euro 212,088 thousand.

On June 21, 2000, a general meeting of shareholders approved a fifty-for-one stock split of the Company's ordinary shares held by shareholders of record as of the close of business on June 20, 2000. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

On August 25, 2000 and September 28, 2000, the Company issued 61,487,358 shares pursuant to the employment agreements entered into with Mr. Antonio Perez and with Dr. Marc Lassus (see Note 29). These shares included 20,495,786 free shares and 40,991,572 shares resulting from the exercise of stock options at an exercise price of Euro 3.51 per share. The corresponding capital increase net of issuance costs was Euro 142,615.

On December 8, 2000 the Company completed a public offering resulting in the issuance of 15,000,000 new ordinary shares. The Company's net proceeds from the offering were euro 82,590 thousand (see Note 3).

For accounting purposes, and as mentioned in Note 3, the 14,941,950 shares to be contributed by employees of Gemplus S.A. to Gemplus International S.A. are assumed to be a component of the shareholders' equity which in total is represented by 636,256,258 shares as at December 31, 2000. The number of shares as of December 31, 2000 can be analyzed as follows:

Number of shares outstanding                                       621,314,308
Gemplus SA shares to be contributed                                 14,941,950

-------------------------------------------------------------------------------
Number of shares outstanding including shares to be contributed    636,256,258

Options outstanding                                                108,530,501
Warrants outstanding                                                 2,561,973
Shares to be issued following acquisitions of Celo and SLP           4,554,639

-------------------------------------------------------------------------------
Number of shares on a fully diluted basis                          751,903,371
-------------------------------------------------------------------------------


The number of shares on a fully diluted basis is not representative of the number of shares used in computing net income per share. Net income per share is calculated using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method (see Note
20).

As at December 31, 2000, 45,135,999 shares are reserved for shares issuable under the different share options plans (see Note 22)

20/ Net income per share calculation

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

                                                                         (in thousands of euros, except shares and per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         For the years ended December 31,
                                                                                   2000              1999              1998

------------------------------------------------------------------------------------------------------------------------------------
Net income (numerator)                                                                  99,078          (32,133)            24,473
------------------------------------------------------------------------------------------------------------------------------------


Shares used in basic net income per-share calculation (denominator):
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding                               497,523,946      313,120,400        298,523,800
------------------------------------------------------------------------------------------------------------------------------------
Dilutive effect of stock options                                                    33,981,118       16,861,650          8,750,950
Dilutive effect of warrants                                                          7,672,160                -                  -
Dilutive effect of shares to be issued following acquisitions of Celo and SLP           78,982                -                  -
------------------------------------------------------------------------------------------------------------------------------------
Shares used in diluted net income per share (denominator)                          539,256,206      329,982,050        307,274,750
------------------------------------------------------------------------------------------------------------------------------------
Basic net income per share                                                                0.20            (0.10)              0.08
Diluted net income per share                                                              0.18            (0.10)              0.08




21/ Pension plans

Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are restricted to a lump-sum length of service award payable at the date that the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet, together with pension liabilities. The pension obligation in France amounts to euro 1,079 thousand, euro 891 thousand and euro 730 thousand at December 31, 2000, 1999 and 1998, respectively.

The Company operates pension plans in other countries. The Company's principal plan is a contributory defined benefit plan open to all employees in the United Kingdom. The Company also offers an Employee Investment Plan (EIP) to all United States employees under section 401 (k) of the United States Internal Revenue Code. Company contributions to the EIP plan amounted to approximately euro 1,749 thousand, euro 1,259 thousand and euro 831 thousand in 2000, 1999, and 1998, respectively.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2000, 1999 and 1998, comprise the following elements:

                                                     (in thousands of euros)
-----------------------------------------------------------------------------
                                                  2000      1999       1998
-----------------------------------------------------------------------------
Current year service cost                        1,088       788        687
Interest accrued on pension obligations          1,109     1,029        844
Actual loss (return) on plan assets                477    (2,022)    (1,551)
Net deferral                                    (1,974)      782        540

-----------------------------------------------------------------------------
Total pension costs                                700       577        520
-----------------------------------------------------------------------------

The following table sets forth the funded status of pension plans:

                                                              (in thousands of euros)
--------------------------------------------------------------------------------------
                                                           2000        1999      1998
--------------------------------------------------------------------------------------
Accumulated benefit obligation                           20,683      18,153    14,794
Projected benefit obligation                             21,873      18,715    15,340
Plan assets at fair value                                19,043      18,327    13,773
--------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets    (2,830)       (388)   (1,567)
--------------------------------------------------------------------------------------
Unrecognized net loss                                     3,846       1,014     1,982
--------------------------------------------------------------------------------------
Net prepaid pension cost                                  1,016         626       415
--------------------------------------------------------------------------------------



Net prepaid pension cost related to the defined benefit pension plan is recorded in other non-current assets on the balance sheet.


The following weighted average rates were used in the calculation of projected benefit obligation.

------------------------------------------------------------------------------
Year ended December 31                        2000        1999        1998
------------------------------------------------------------------------------
Discount rate                                   6%          6%          6%
Expected rate of return on plan assets          8%          8%          8%
Assumed rate of compensation increase           4%          4%          4%
------------------------------------------------------------------------------


Post-retirement benefits other than pensions

Substantially all of the Company's employees are covered under Government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

22/ Share option plans

The Company may grant, under various employee share option plans (the "Plans"), options to purchase or subscribe ordinary shares to its employees and officers. Under the various plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years.

Share option activity was as follows:

                                     Number of        Number of       Price per share          Average
                                      options          options                                  Price
                                     authorized      outstanding                                 per
                                      not yet                                                   share
                                      granted
-----------------------------------------------------------------------------------------------------------
Balances, December 31, 1997         26,566,450        4,883,950      Euro 0.37 - Euro 0.83      Euro 0.68
-----------------------------------------------------------------------------------------------------------
Options exercised                            -          (63,250)     Euro 0.47 - Euro 0.83      Euro 0.67
Options granted                    (23,381,200)      23,381,200      Euro 1.35 - Euro 1.71      Euro 1.63
Options authorized                     451,100                -
-----------------------------------------------------------------------------------------------------------
Balances, December 31, 1998          3,636,350       28,201,900      Euro 0.37 - Euro 1.71      Euro 1.47
-----------------------------------------------------------------------------------------------------------
Options exercised                            -       (1,933,200)     Euro 0.37 - Euro 1.71      Euro 0.93
Options granted                    (21,355,250)      21,355,250      Euro 1.35 - Euro 2.29      Euro 2.17
Options authorized                  27,500,000                -
-----------------------------------------------------------------------------------------------------------
Balances, December 31, 1999          9,781,100       47,623,950      Euro 0.47 - Euro 2.29      Euro 1.80
-----------------------------------------------------------------------------------------------------------
Options exercised                                   (54,730,122)     Euro 0.47 - Euro 3.51      Euro 2.99
Options granted                   (115,636,673)     115,636,673      Euro 2.29 - Euro 6.00      Euro 4.26
Options authorized                 150,991,572
-----------------------------------------------------------------------------------------------------------
Balances, December 31, 2000         45,135,999      108,530,501      Euro 0.77 - Euro 6.00      Euro 3.82
-----------------------------------------------------------------------------------------------------------


The following table summarizes information with respect to share options outstanding and exercisable at December 31, 2000:


   Exercise prices         Number of                Weighted        Number of options
                            options            average remaining       exercisable
                           outstanding          contractual life




----------------------------------------------------------------------------------------
      (in euros)                                 (years)
                  0.77          598,900               0.6                 598,900
                  0.83        1,293,250               3.0                1,293,250
                  1.35        1,271,900               3.9                1,271,900
                  1.52          571,200               4.6                        -
                  1.71       11,595,450               7.0               3,010,450
                  2.29       22,636,450               8.3               5,581,000
                  3.51       29,134,750               9.3                        -
                  4.80        9,500,000               9.3                        -
                  6.00       31,928,601               9.3                        -

----------------------------------------------------------------------------------------
                            108,530,501               9.0               11,755,500

Weighted average exercise price  Euro 3.82                                Euro 1.80

Warrants

In connection with the issuance of ordinary shares on February 18, 2000 (see
Note 19), the Company issued 1,880,000 warrants. The warrants were granted at a value of euro 3.51 on the date of issuance, resulting in an underlying per share value of euro 3.20 using the Black and Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.09% and an expected life of 10 months. Each warrant provides the holder the right to purchase 300 ordinary shares in exchange for 10 warrants. The warrants were exercised in full on September 28, 2000 resulting in the issue of 56,400,000 shares.

In July 2000, in connection with the hiring of its new CEO, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of euro 2.3375 per share, resulting in an underlying per share value of euro 3.51 using the Black and Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.00% and an expected life of 12 months. The warrants are exercisable at any time after the grant date. As at December 31, 2000, no warrant had been exercised.


23/ Financial instruments and market related exposures

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business.

Foreign exchange exposure

The policy of the Company is to hedge its currency risk exposure. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded "over the counter" with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

Outstanding contracts at closing dates are as follows for forward contracts:

                                                                              (in thousands of euros)

-----------------------------------------------------------------------------------------------------
                   December 31, 2000              December 31, 1999             December 31, 1998
                Purchases        Sales         Purchases       Sales         Purchases        Sales
-----------------------------------------------------------------------------------------------------
AUD                               4,954           1,305         4,002                -           376
GBP                36,774        35,418          11,865        23,839            4,144        10,073
GRD                    99           141           2,502         4,065                -             -
SGD               123,121       122,414           8,793        49,713            5,986        21,323
USD                40,034       328,420           9,918       152,368              512        88,875
ZAR                     -         4,713               -         3,722                -             -
Other              15,269        19,926           7,520        10,049            3,516         9,791

-----------------------------------------------------------------------------------------------------
Total forwards    215,297       515,986          41,903       247,758           14,158       130,438
-----------------------------------------------------------------------------------------------------


Forward contracts are valued at forward rate.

Outstanding contracts at closing date are as follows for options:

                                                                           (in thousands of euros)
--------------------------------------------------------------------------------------------------
                     December 31, 2000                December 31, 1999         December 31, 1998
--------------------------------------------------------------------------------------------------
                Purchased          Sold         Purchased         Sold      Purchased        Sold
                  options        options          options        options      options      options

GBP                37,076         8,330            20,926             -       8,556         7,028
USD               164,563        22,606            95,947         4,804      43,974        16,297
SGD                74,060        20,182
Other               8,185         2,817

--------------------------------------------------------------------------------------------------
Total options     283,884        53,935           116,873         4,804      52,530        23,325
--------------------------------------------------------------------------------------------------



All option contracts are valued at the strike rate and hedge long exposure (currency put, euro call). In some cases, purchased and sold options are used as combinations (strategies), therefore nominal amounts here above may not be representative of exposure hedged.

Interest rate exposure

As the Company is not significantly exposed to risk associated with interest rates fluctuations, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are undertaken with major financial institutions having an investment grade rating. Regarding cash deposits, a few exceptions exist in certain countries for operational reasons when individual amounts are not significant.

Fair value of financial instruments

Due to their short-term maturities, the fair value of certain of the Company's financial instruments including cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses approximated their carrying values as of year-end. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, both on and off-balance sheet.

The fair value of investments in equity securities is determined based on quoted market prices if companies are publicly listed. It the companies are not publicly listed, the fair value of investments in equity securities is determined by valuation techniques appropriate for the nature of the security. The fair market value of loans, deposits and other non-current assets is determined by discounting the nominal amount using appropriate interest rates.

The fair value of the Company's fixed rate long term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company's long term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts is determined by discounting on the nominal amount the difference between the contract rate and the market forward rate for the remaining maturity.

The fair value of currency options is determined using standard option pricing software, based on market parameters obtained from official information providers (Reuters, Bloomberg, etc.).

The book values are the amounts recorded in the balance sheet without taking into consideration their related gains and losses. For options, the book value is the initial premium paid.


                                                                                                            (in thousands of euros)
-----------------------------------------------------------------------------------------------------------------------------------


                                                          December 31, 2000            December 31, 1999       December 31, 1998
                                                          Net book    Fair value        Net book  Fair value   Net book  Fair value
                                                           value                         value                    value
-----------------------------------------------------------------------------------------------------------------------------------
Balance sheet
Assets

Investments in equity securities                           11,183         11,626           1,290       10,909    6,944        16,200
Loan, deposits and other non current assets               187,405        186,898           4,696        4,486    5,598         5,477

------------------------------------------------------------------------------------------------------------------------------------
Total assets                                              198,588        198,524           5,986       15,395   12,542        21,677
------------------------------------------------------------------------------------------------------------------------------------

Liabilities

(Long-term debt including current portion
and capital lease)
Fixed rates                                                18,100         18,000          18,722       20,770   20,531        22,260
Floating rates                                             24,931         24,900          31,130       31,130    4,126         4,126

------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                          43,031         42,900          49,852       51,900   24,657        26,386
------------------------------------------------------------------------------------------------------------------------------------

Off-balance sheet

Foreign exchange forwards,
swaps contracts and option contracts                      (32,193)       (36,283)            743       (2,569)    (604)        1,484

------------------------------------------------------------------------------------------------------------------------------------
Total off-balance sheet                                   (32,193)       (36,283)            743       (2,569)    (604)        1,484
------------------------------------------------------------------------------------------------------------------------------------

(1) The net book value and fair value of forward foreign exchange contracts and currency option contracts include unrealized gains and losses relating to hedges of firm and anticipated commitments, which have been deferred. Unrealized gains are recorded in the line item "Other current liabilities" and unrealized losses in the line item "Other current assets". In the amounts reported above, assets are presented as negative amounts and liabilities as positive amounts.



24/ Commitments and contingencies

Bonds and guarantees

As of December 31, 2000, the amount of bonds and guarantees delivered by the Company reached Euro 9,377 thousand including Euro 8,245 thousand linked to its operational activities and Euro 1,132 thousand on behalf of unconsolidated debtors.

Legal proceedings

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the Federal District Court of San Diego, California, relating to an alleged agreement to jointly market several products in the U.S. health care market. The complaint alleged that the company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the San Diego Federal Court rendered a decision in favor of Humetrix and ordered the Company to pay U.S. $ 15 million (euro 16.1 million) and another individual defendant to pay U.S. $ 2.5 million (euro 2.7 million). The decision against the individual defendant was later vacated and the court ordered further proceedings. In May 2000, the Federal District Court dismissed the claim against the individual defendant without prejudice, and the Company appealed the remaining judgment. The action will be held on March 6, 2001 before the 9th Circuit Court of Appeals. Although the Company considers the action brought by Humetrix to be without merit and the resulting judgment erroneous, the Company cannot give any assurance that the action will be resolved in its favor.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

Lease commitments

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options.

Future minimum annual lease payments under all non-cancelable operating leases as of December 31, 2000 are as follows :

                                        (in thousands of euros)
--------------------------------------------------------------

Year ended December 31:

2001                                                   11,521
2002                                                    9,866
2003                                                    6,534
2004                                                    5,606
2005                                                    4,397
Thereafter                                             10,458



Total rental expense for all operating leases except those with terms of one month or less that were not renewed was euro 14,242 thousand, euro 3,372 thousand and euro 2,384 thousand for the years ended December 31, 2000, 1999 and 1998, respectively.


25/ Supplemental disclosure of cash flow information

Cash paid for interest and income taxes were as follows:

                                             (in thousands of euros)
--------------------------------------------------------------------
                            For the years ended December 31,

                           2000           1999            1998
--------------------------------------------------------------------

Cash paid for:
Interest                       3,061           1,089          4,513
Income taxes                  22,308           3,087          2,790



During 1999, as mentioned in Note 16, the Company refinanced property, plant and equipment under a sale-leaseback agreement for a total of euro 28,270 thousand.

The nominal value of the convertible debentures converted into share capital in 1997 has been recorded as a non-cash-financing activity (see Note 14).


26/ Wages, benefits and number of employees (unaudited)

Wages and benefits including social security taxes amounted to approximately euro 291 million, euro 216 million and euro 182 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Headcount was 7,870, 5,947 and 4,338 as of December 31, 2000, 1999 and 1998,
respectively.

27/ Related party transactions

During 2000, the Company entered into loan agreements with certain senior executives of the Company, as discussed further below in Note 29.

During the years 2000 and 1999, the Company had a financial consulting agreement with a firm that included an individual who served on the Company's Board of Directors. The consulting services primarily related to investment and business opportunity advice for the Company. The Company recognized euro 20,785 thousand in the year 2000 for such advice (euro 308 thousand in the year 1999). Effective in September 2000, this consultant no longer serves on the Board.


28/ Segment information

The Company operates in primarily two operating segments which are based on the Company's customer base and for which separate financial information is available and that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does the CODM evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

In 1999, the Company changed the basis on which it reported information to its CODM and has therefore used certain estimates to restate corresponding information for the year ended December 1998.

Telecommunications

The telecommunications segment includes the Company's wireless solutions, as well as prepaid telephone cards and other products.

Network systems

The network systems segment includes systems and services based on chip card technology in areas such as financial services, access control, identification, health care and corporate loyalty programs. The Company's e-business security activities, which are new, are also included in this segment.

Other operating segments

Other operating segments include applications such as magnetic stripe plastic cards for banks, card-based transportation access and inventory tracking products.

The following tables present selected data for the years ended December 31, 2000, 1999 and 1998:

                                                                           (in thousands of euros)
--------------------------------------------------------------------------------------------------
                                                              December 31,
                                                2000             1999             1998
--------------------------------------------------------------------------------------------------
Net sales

Telecommunications                               883,695        482,249             337,648
Network systems                                  196,369        160,450             122,345
Other operating segments                         124,536        123,905             123,005

--------------------------------------------------------------------------------------------------
Net sales                                      1,204,600        766,604             582,998
--------------------------------------------------------------------------------------------------

Gross profit

Telecommunications                               378,874        207,067             132,053
Network systems                                   62,015         51,182              44,426
Other operating segments                          12,997         21,550              24,006

--------------------------------------------------------------------------------------------------
Gross profit                                     453,886        279,799             200,485
--------------------------------------------------------------------------------------------------

Research and development expenses                 90,778         62,248              45,322
Reversal of research credit allowance            (12,486)             -                   -
Selling and marketing expenses                   158,545         97,155              78,462
General and administrative expenses               89,666         63,677              47,984
Goodwill amortization                             11,204          6,411               4,965
Legal reorganization expense                           -         65,401                   -

--------------------------------------------------------------------------------------------------
Operating income                                 116,179        (15,093)             23,752
--------------------------------------------------------------------------------------------------



The following is a summary of sales to external customers by geographic area for the years ended 2000, 1999 and 1998:


                                                    (in thousands of euros)
-----------------------------------------------------------------------------
                                                  December 31,
                                         2000          1999         1998
-----------------------------------------------------------------------------
Americas                                185,400      117,844      104,885
Europe, Middle East, Africa             701,300      505,990      382,375
Asia                                    317,900      142,770       95,738

-----------------------------------------------------------------------------
Net sales                             1,204,600      766,604      582,998
-----------------------------------------------------------------------------



Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company's country of domicile is Luxembourg in which sales to customers in Luxembourg are insignificant.

No single customer accounted for more than 10% of the Company's sales during the years ended December 31, 2000, 1999 and 1998.

29/ Employment agreements

During 2000, the Company entered into an employment agreement with Mr. Antonio Perez, the new CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. Dr. Marc Lassus, the founder of the Company and Chairman of the Board of Directors, received substantially the same benefits. These agreements include loan provisions whereby Mr. Perez and Dr. Lassus may obtain loans representing 100% of the option exercise price and any related personal tax expenses. The exercise price of the options granted is euro 3.51. As of December 31, 2000, all options had been exercised and loans had been granted to cover the exercise price of the shares for both Mr. Perez and Dr. Lassus. (See note 9 "Other non-current assets"). Accrued interest related to these loans as of December 31, 2000 totaled euro 3,139 thousand and were reflected in interest income in the Consolidated Statement of income, in accordance with I.A..S. requirements



30/ Differences between International Accounting Standards and U.S. Generally
    Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with I.A.S., which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between I.A.S. and U.S. GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

                                                           (in thousands of euros, except for net income per share)
-------------------------------------------------------------------------------------------------------------------------
                                                                          For the years ended December 31,
                                                                            2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with I.A.S.                               99,078          (32,133)          24,473
-------------------------------------------------------------------------------------------------------------------------
Capitalized development costs                                             (2,291)           3,678            1,047
Hedge accounting                                                           8,030           (3,252)             (63)
Share options accounting                                                (229,724)         (10,596)          (2,701)
Start-up costs                                                             1,256              396                -
Deferred tax effect of U.S. GAAP adjustments                                 408                -                -
-------------------------------------------------------------------------------------------------------------------------
Total differences between U.S. GAAP and I.A.S.                          (222,321)          (9,774)          (1,717)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP before change in accounting principle   (123,243)         (41,907)          22,756
-------------------------------------------------------------------------------------------------------------------------

Change in accounting principle - start-up costs                                -           (2,526)               -

-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                                         (123,243)         (44,433)          22,756
-------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                   (2,581)             358           (2,599)
Unrealized gains and losses on investments securities, net of taxes       (9,333)             363            9,256

-------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                            (11,914)             721            6,657
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                             (135,157)         (43,712)          29,413
-------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share before change in accounting principle
Basic                                                                      (0.25)           (0.13)            0.08
Diluted                                                                    (0.23)           (0.13)            0.07

Change in accounting principle
Basic                                                                          -            (0.01)               -
Diluted                                                                        -            (0.01)               -

Net income (loss) per share
Basic                                                                      (0.25)           (0.14)            0.08
Diluted                                                                    (0.23)           (0.14)            0.07

Number of shares

Basic                                                                497,523,946      313,120,400      298,523,800
Diluted                                                              539,256,206      329,982,050      307,274,750


                                                                          (in thousands of euros)
-------------------------------------------------------------------------------------------------
                                                          For the years ended December 31,
                                                        2000            1999           1998
-------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with I.A.S.         1,384,995         294,153         260,035
-------------------------------------------------------------------------------------------------

Capitalized development costs                             (2,291)              -          (3,678)
Hedge accounting                                           4,090          (3,940)           (688)
Non recourse loans                                      (143,712)
Other comprehensive income - Unrealized gains
and losses on equity investments net of taxes                286           9,619           9,256
Start-up costs                                            (1,017)         (2,129)              -
Deferred tax effect of U.S. GAAP adjustments                 408               -               -

-------------------------------------------------------------------------------------------------
Total difference between U.S. GAAP and I.A.S.           (142,236)          3,550           4,890
-------------------------------------------------------------------------------------------------

Shareholders' equity in accordance with U.S. GAAP      1,242,759         297,703         264,925
-------------------------------------------------------------------------------------------------



Capitalized development costs

Capitalized development costs consist of amounts spent on development of software to be sold, development of internal-use software and on research and development other than for software. The Company accounts for costs to develop internal-use software and costs to develop software to be sold consistently with the applicable pronouncements under U.S. GAAP.

The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under U.S. GAAP, such research and development costs are expensed as incurred.

Hedge accounting

To manage foreign exchange risk, the Company uses derivative financial instruments such as currency swaps, forward currency contracts and foreign currency options. Such derivative financial instruments provide a hedge against currency fluctuations on assets / liabilities and forecasted future transactions denominated in currencies other than the euro. Hedge accounting results in the recognition in the Statement of Income of the gains and losses on the derivative contracts in the same period that the gains and losses on the underlying transactions being hedged are recognized.

The Company allocates all hedging instruments to the underlying transactions and therefore the gains and losses arising from the performance of the instruments on forecasted transactions are deferred to future periods. Hedge accounting on forecasted transactions is not allowed by current U.S. accounting standards. Therefore, such contracts are marked to market with changes in fair value recorded in the Statement of Income in the current period.


Share options accounting

Certain of the Company's share option plans (Note 22) are treated as compensatory plans under U.S. GAAP.

For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employees share options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders' equity when the exercise price of share options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1994 to December 31, 2000, the Company granted share options to employees, which generally vest over four years, with exercise prices below the fair value of the underlying shares.

For purposes of financial reporting under U.S. GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", which requires that the Company disclose pro forma net income and earnings-per-share as if the Company's compensation expense had been calculated using the minimum value method prescribed by FAS 123. Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the minimum value method as provided by FAS 123, the Company's net income and earnings per share for the years ended December 31, 2000, 1999 and 1998, would have been as follows:



                                 (in thousands of euros, except for net income per share)
------------------------------------------------------------------------------------------
                                                          For the years ended
                                                              December 31,
                                                     2000           1999          1998
------------------------------------------------------------------------------------------
Net income per US GAAP:

As reported                                         (123,243)        (44,433)    22,756
Pro forma                                           (134,770)        (48,358)    21,822

Net income per share per US GAAP - Proforma
Basic                                                  (0.27)          (0.15)      0.07
Diluted                                                (0.25)          (0.15)      0.07


The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model, with the following assumptions for grants made during 2000, 1999 and 1998: dividend yields of 0% for all periods; annual risk-free interest rate of 5.0%, 4.0% and 4.3% for 2000,1999 and 1998, respectively; expected volatility of 30% for 2000, and 0% for 1999 and 1998; and the expected option vesting period of 4 years for all periods.

The Company entered into an employment agreement with Mr. Antonio Perez and Dr. Marc Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 29). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loan agreements include certain prepayment features and, as a result, the related amount of interest to be paid on the loans is uncertain and, therefore, the ultimate option price is uncertain. Under U.S. GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e. the date at which both the number of shares and the option or award prices are known). Both the service option and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under U.S. GAAP. Under U.S. GAAP, pursuant to EITF 95-16 "Accounting for Stock Compensation Arrangements with Loan Features", the loans are presented as a reduction to shareholders' equity, and the interests on the loans are presented as a reduction of compensation expense. .Accrued interest related to these loans as of December 31, 2000 totaled euro 3,139 thousand. They were reflected in the Consolidated Statement of income in interest income under IAS and in general and administrative expenses under US GAAP.

Other comprehensive income

For the purpose of this reconciliation, the Company has adopted the accounting treatment prescribed by SFAS No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), which includes all changes in equity during a period from non-owner sources, is composed primarily of the unrealized gains and losses on marketable equity investments, net of tax, and foreign currency translation adjustments, not recorded in the consolidated statements of income.

Purchase price allocation

With respect to Celo purchase acquisition, US GAAP would require that the contingent purchase consideration be recorded as compensation cost in accordance with EITF 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination". For the year ended December 31, 2000, such accounting would result in a reduction in goodwill amortization of 643 thousand euro and an increase in compensation expense for the same amount, as compared to amounts reported under IAS.


Start-up costs

For the purpose of this reconciliation, as of January 1, 1999, the Company has adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities", which prescribes that all costs related to certain start-up activities be expensed as incurred.

Start-up costs incurred and capitalized under I.A.S. relate to the construction of new production facilities in France, in Mexico and in the United States. They include almost exclusively non-recurring operating losses between the time each production facility was ready to operate and when the first products were successfully delivered. The costs included in these operating losses were composed of costs such as salary costs and the cost of raw materials used during the production-testing phase.

Prior to the introduction of SOP 98-5, pre-operating costs such as salary costs, training expenses and other pre-operational type costs were acceptable to be capitalized under US GAAP as they were necessary costs to open and develop a new production facility, and future economic benefits could be derived from such expenditures. Under SOP 98-5, such costs were required to be expensed as incurred and thus the remaining balance of such pre-operational salary and training costs were written off on January 1, 1999 as a cumulative effect of a change in accounting principles.

I.A.S. standards generally consider that costs corresponding to the pre-production period that are necessary to bring the production asset to its working and operating condition are capitalizable costs. Effective starting in fiscal year 2000 the Company has adopted I.A.S. 38 "Intangible assets" where start-up costs will be expensed as incurred consistent with US GAAP.


31 Other required U.S. GAAP disclosures

Revenue Recognition

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101) and has amended it in March 2000. The Company has assessed that its revenue recognition as described in Note 2 complies with the principles identified in SAB 101.

The Company has considered SOP 97-2, "Software Revenue Recognition". As of December 31, 2000, no significant revenue related to licensing, selling, leasing, or otherwise marketing computer software has been generated. When applicable, the Company's intention is to apply SOP 97-2, which is also in compliance with I.A.S.

Impairment of long lived assets

In accordance with SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", the Company reviews long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to the undiscounted estimated future cash flows expected to be generated by the asset.

If any such assets are considered impaired, the impairment to be recognized is the amount by which the carrying amount of asset exceeds its fair value, determined either by selling price or discounted cash flow.

The Company has not recognized any asset impairments under either U.S. GAAP or I.A.S.

Income taxes

As of December 31, 2000 and 1999, the Company has recorded a valuation allowance in accordance with U.S. GAAP for deferred income tax asset as it is more likely than not that the Company will not be able to generate sufficient taxable income during the related carry-forward period to utilize the net loss carry- forwards.

The components of income (loss) before income tax are as follows:

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                 For the years ended December 31,
                                    2000              1999               1998
------------------------------------------------------------------------------
Domestic (*)                     (51,630)          (57,591)            46,537
Foreign                          180,339            37,529            (15,383)

------------------------------------------------------------------------------
Income before tax                128,709           (20,062)            31,154
------------------------------------------------------------------------------
(*) Luxembourg in 2000, France in 1999 and 1998

Future Developments

Commencing January 1, 2001 new standards are effective for the Company under both I.A.S. and U.S. GAAP with respect to accounting policies of financial instruments; IAS 39 "Accounting for Financial Instruments and SFAS No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138.

SFAS 133, as amended, was required to be adopted in years beginning after June 15, 2000. The Company will adopt SFAS 133 for purposes of its reconciliation to U.S. GAAP effective January 1, 2001. SFAS 133 requires the Company to recognize all derivative financial instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings and any derivatives that are not hedges must be adjusted to fair value through income.

Adoption of this new accounting standard has no material effect on the shareholders' equity under US GAAP as at January 1, 2001. After implementation of IAS 39, it is not expected that there would be any reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

Presentation of the consolidated statement of income

For purposes of filing with the U.S. Securities and Exchange Commission, the consolidated statements of income include goodwill amortization above operating income (loss).

Under I.A.S., the Company treated the transaction between Gemplus SCA and Gemplus Associates (see Note 3) consistent with its form as a business combination and recorded goodwill for the difference between the fair value of the shares issued and the cash acquired. This transaction was entered into to enable the Company to terminate Gemplus Associates' general partner status and management contract. The goodwill of euro 65.4 million that resulted was immediately written off and included as part of amortization expense. Under U.S. GAAP, this transaction to terminate the general partner status and management contract should be recognized as a legal reorganization expense within operating income.

The operating income would have been as follows under U.S. GAAP:

                                                                                 (in thousands of euros)
--------------------------------------------------------------------------------------------------------
                                                                 For the years ended December 31,
                                                              2000               1999              1998
--------------------------------------------------------------------------------------------------------
Operating income per I.A.S.                                127,383             56,719            28,717
Goodwill amortization                                      (11,204)            (6,411)           (4,965)
Legal reorganization expense                                     -            (65,401)                -
--------------------------------------------------------------------------------------------------------
Operating income per I.A.S. (US presentation)              116,179            (15,093)           23,752
--------------------------------------------------------------------------------------------------------
Capitalized development costs                               (2,291)             3,678             1,047
Share options accounting                                  (229,724)           (10,596)           (2,701)
Interests accrued on loans related to share options          3,139                  -                 -
Start-up costs amortization                                  1,256                396                 -

--------------------------------------------------------------------------------------------------------
Operating income per U.S. GAAP                            (111,441)           (21,615)           22,098
--------------------------------------------------------------------------------------------------------


Note 32 Subsequent events

On May 2, 2001, the Company announced a plan to restructure its manufacturing operations. This restructuring includes the closure of a high-cost factory in Seebach, Germany and a reallocation of the Company's production requirements among its manufacturing and other facilities around the world.

On June 25, 2001, the Company announced that it has reached an agreement with Kudelski S.A. for the sale of SkiData AG, its leading electronic access-control solutions business unit. The transaction values the SkiData enterprise at 140 million Euro. Under the terms of the agreement, Kudelski S.A. will pay partly in cash and partly in shares. The agreement includes provisions that protect the value and liquidity of the share component to the Company. The transaction is expected to close within the next two months subject to customary closing conditions.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 2, 2001

                                                GEMPLUS INTERNATIONAL S.A.


                                                By:  /s/ Steven J. Gomo
                                                     -----------------------
                                                     Steven J. Gomo
                                                     Chief Financial Officer