Form 20-F
period 2001-12-31
GEMPLUS INTERNATIONAL SA
filed 2002-07-01
CIK 1128749

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                                          Name of Each Exchange
Title of Each Class                                                        on Which Registered
-------------------                                           ------------------------------------------
American Depositary Shares ("ADSs"), each representing        Nasdaq National Market of the Nasdaq Stock
    2 Ordinary Shares, without par value....................  Market Inc.

Ordinary Shares, without par value..........................  Premier Marche of Euronext Paris

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
     None

The number of outstanding shares of each class of capital or common stock as of December 31, 2001 was:

       635,282,297        Ordinary Shares, without par value

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

               [ ] Item 17                [X] Item 18

================================================================================

                                TABLE OF CONTENTS
                                                                            Page
Summary........................................................................4
PART I.........................................................................6

       Item 1.  Identity of Directors, Senior Management and Advisors..........6

       Item 2.  Offer Statistics and Expected Timetable........................6

       Item 3.  Key Information................................................6

           Selected Consolidated Financial Data................................6

           Exchange Rate Information And The European Monetary System..........9

           Risk Factors.......................................................11

           Special Note Regarding Forward-Looking Statements..................20

       Item 4.  Information on the Company....................................21

           History and Development of the Company.............................22

           Business Overview..................................................22

       Item 5.  Operating and Financial Review and Prospects..................51

       Item 6.  Directors, Senior Management and Employees....................69

       Item 7.  Major Shareholders and Related Party Transactions.............84

           Major Shareholders.................................................84

           Related Party Transactions.........................................85

       Item 8.  Financial Information.........................................87

           Audited Consolidated Financial Statements..........................87

           Other Financial Information........................................87

           Significant Changes................................................88

       Item 9.  The Offer and Listing.........................................89

           Nature of Trading Market...........................................89

       Item 10.  Additional Information.......................................92

           Articles of Incorporation..........................................92

           Material Contracts.................................................97

           Taxation...........................................................98

           Documents On Display..............................................101

       Item 11.  Quantitative and Qualitative Disclosures About Market Risk..102

       Item 12.  Description of Securities Other than Equity Securities......105

PART II......................................................................105

       Item 13.  Defaults, Dividend Arrearages and Delinquencies.............105

       Item 14.  Material Modifications to the Rights of Security
                 Holders and Use of Proceeds.................................105

           Use Of Proceeds...................................................105

       Item 15.  [Reserved]..................................................105

       Item 16.  [Reserved]..................................................105

PART III.....................................................................105

       Item 17.  Financial Statements........................................105

       Item 18.  Financial Statements........................................105

       Item 19.  Exhibits....................................................106

                                     SUMMARY

         The following summary should be read together with the more detailed information regarding Gemplus International S.A. and our financial statements and notes thereto appearing elsewhere in this Annual Report.

Our Business

         We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of network systems, including financial card networks, bonus point programs, identification systems and Internet security networks.

         We currently have two main business segments:

          o Telecommunications, which includes our wireless products and services, as well as prepaid telephone cards and other products; and

          o Network systems, which includes chip card products and services in areas such as financial services, Internet security, identification and security, health care and loyalty programs.

         Our wireless products and services are used in the Global System for Mobile Communications standard, or GSM, which is the mobile phone transmission standard that is dominant in Europe and the most widely used in the world. Our wireless products consist primarily of subscriber identity modules, or SIM cards, which are small plastic modules with embedded microprocessor chips that are inserted in mobile phones. The microprocessor chips are capable of storing and processing data like a miniature computer, transferring processed data to a network reader and running miniature software programs or applets that interact remotely with server-based applications.

         The wireless communication market is entering a new phase in which mobile telephone operators increasingly use their wireless networks for data transmission in addition to voice transmission services. We believe that this shift in the wireless communication market will accelerate as mobile operators construct and develop networks that use the new wireless transmission standards that were licensed around the world in 1999, 2000 and 2001. These third generation networks will allow wireless operators to provide data transmission services that go well beyond what existing mobile telephones provide, including high speed Internet access and mobile commerce. Because of its security, portability and flexibility, identification module technology has been included in the specifications for the new wireless transmission standards in many regions, including Europe and most of Asia, and we anticipate that wireless operators in other regions, including the United States and other parts of Asia, will also choose to adopt this technology for their new wireless networks.

         Our chip card technology is also an ideal platform for a variety of service applications over other network systems. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their customers with premium value services, including e-purse applications (meaning applications that store cash values that can be used to make purchases) and mobile banking services. In the identification systems and security networks markets, plastic cards with embedded chips can be used to provide secure access to restricted facilities or computer networks and to increase the effectiveness of identification and security systems.

         In our core telecommunications and network systems activities, we also provide a broad range of software and services that allow our customers to implement and manage sophisticated systems to take advantage of our technology. Our software includes card management systems that our customers can use to manage card issuance, update data, download applications and obtain customer information, which allows our customers to manage their customer base and to continuously provide new premium value services over their networks, including mobile commerce and banking. Our services include customization, technical support, consulting, system design and integration and system operation.

         We also provide non-chip card products and services in other areas related to our main telecommunications and network systems segments, such as magnetic stripe credit cards for banks and card-based transportation access products.

         Our revenues amounted to (euro)1,023 million ($993 million) in 2001. Sales of wireless products and services represented 48% of our overall revenues in 2001, while sales of our chip card products and services in our network systems segment represented 22%. Based on the 2001 worldwide chip card vendor shipments ranking of Gartner Dataquest, an industry analyst, we are the leading provider of chip cards with a global market share of approximately 30.4% in terms of units sold. Eurosmart, a European industry association, confirmed our global leadership in its 2001 report, and, based on information published by Eurosmart, we estimate that our global market share was approximately 34% in terms of units sold in 2001.

Our Strategy

         We are pursuing a vision of expanding the markets for safe electronic services, which include a broad set of potential services delivered online through wireless or wired networks, while intensifying the role of high-volume, secure, personalizable devices. This vision demands that we continue to grow beyond world leadership in chip cards and SIM cards, leveraging our distinctive competencies, technologies, and partner network to deliver a broad array of solutions for the financial services, wireless, retail, and security markets. The strategy for attaining this vision includes these key elements:

          o Driving the expansion of the wireless data services markets by providing hardware, software, and services that facilitate secure wireless data transmission and transactions, creation and management of relationships between service providers and end-users, secure lifecycle management of applications, and secure and trusted roaming of users between networks.

          o Expanding the electronic financial services and retail markets through systems to promote electronic customer relationships, wireless transactions and fraud reduction.

          o Enabling rapid growth of Internet-based government, and electronic services markets through our identity, privacy, access, and content protection solutions.

          o Leveraging distinctive technical competencies and investing in research and development as a key source of ongoing differentiation and competitive advantage.

          o Achieving higher levels of operational efficiency through economies of scale, tighter organization, and more efficient manufacturing operations.o

          o Expanding business in high-growth geographic markets such as the United States, China, Japan, Brazil and Russia.o

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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

                      Selected Consolidated Financial Data

         The selected consolidated financial information set forth below has been derived from, and is qualified in its entirety by reference to our audited consolidated financial statements and notes thereto, which have been prepared in accordance with international accounting standards, commonly referred to as IAS, which differ in certain significant respects from U.S. generally accepted accounting principles, commonly referred to as U.S. GAAP. Note 32 to our audited consolidated financial statements describes the principal differences between IAS and U.S. GAAP as they relate to us, and reconciles our net income and shareholders' equity to U.S. GAAP.


                                                                            Year ended
                                                                      and as at December 31,
                                                      1997       1998      1999     2000       2001
                                                     (euro)     (euro)    (euro)   (euro)     (euro)      $(1)
                                                     ------     ------    ------   ------     ------    ------
INCOME STATEMENT DATA:
Net sales.........................................    527        583       767      1,205     1,023       993
Cost of sales.....................................   (359)      (383)     (487)      (751)     (716)     (695)
                                                     ----       ----      ----       ----      ----      ----
Gross profit......................................    168        200       280        454       307       298
                                                     ----       ----      ----       ----      ----      ----
Research and development expenses.................    (35)       (45)      (62)       (91)     (113)     (109)
Reversal of research credit allowance.............     --         --        --         12        --        --
Selling and marketing expenses....................    (68)       (78)      (97)      (159)     (165)     (160)
General and administrative expenses...............    (44)       (48)      (64)       (90)     (111)     (107)
Litigation expenses                                    --         --        --         --       (18)      (18)
Management severance expenses                          --         --        --         --       (26)      (25)
Restructuring expenses                                 --         --        --         --       (28)      (28)
Goodwill amortization.............................     (5)        (5)       (7)       (11)      (27)      (26)
Legal reorganization expense......................     --         --       (65)        --        --        --
                                                     ----       ----      ----       ----      ----      ----
Operating income (loss)...........................     16         24       (15)       116      (181)     (175)
Interest income...................................      1          0         1         21        28        27
Interest expense..................................     (7)        (5)       (5)        (9)       (8)       (7)
Other income (expense), net.......................     (5)        12        (1)         0        46        44
                                                     ----       ----      ----       ----      ----      ----
Income (loss) before taxes........................      5         31       (20)       129      (114)     (111)
Provision for income taxes........................     (3)        (7)      (12)       (30)       14        14
                                                     ----       ----      ----       ----      ----      ----
Net income (loss).................................      2         24       (32)        99      (100)      (97)
                                                     ----       ----      ----       ----      ----      ----
Net income (loss) per share (2)...................
   - Basic........................................   0.01       0.08     (0.10)      0.20     (0.16)    (0.15)
   - Diluted......................................   0.01       0.08     (0.10)      0.18     (0.16)    (0.15)


                                                                            Year ended
                                                                      and as at December 31,
                                                      1997       1998      1999     2000       2001
                                                     (euro)     (euro)    (euro)   (euro)     (euro)      $(1)
                                                     ------     ------    ------   ------     ------    ------
Amount in accordance with US GAAP
   - Net income (loss) per US GAAP................      1         23       (44)      (123)      (49)      (48)
   - Net income (loss) per share (2)..............
     - Basic......................................   0.00       0.08     (0.14)     (0.25)    (0.08)    (0.08)
     - Diluted....................................   0.00       0.07     (0.14)     (0.23)    (0.08)    (0.08)

OTHER DATA:
Adjusted EBITDA(3)................................     44         69       104        195       (60)      (59)
Net cash from (used for) operating activities.....     32         85        75         69       (23)      (23)
Net cash (used for) investing activities..........    (93)       (41)      (74)     (266)       (65)      (63)
Net cash from (used for) financing activities          82        (61)       29        818       (35)      (34)

BALANCE SHEET DATA:
Cash and cash equivalents.........................     30         18        27        636       491       476
Trade accounts receivable, net....................    150        151       201        311       189       183
Other current assets..............................     43         29        46         97       104       101
Inventory, net....................................     72         56        96        174       140       136
Total assets......................................    550        495       667      1,909     1,531     1,486
Long-term debt, less current portion..............     76         10         8          6        --        --
Minority interest.................................      3          5         9         17        17        17
Shareholders' equity..............................    213        260       294      1,385     1,168     1,133
Total assets under US GAAP........................               500       671      1,767     1,441     1,399
Shareholders' equity under US GAAP................               265       298      1,243     1,078     1,046


(1) Dollar amounts have been translated for convenience at the Noon Buying Rate on June 21, 2002, of USD1.00 =(euro)1.030.

(2) Basic net income per share under IAS and U.S. GAAP is calculated by dividing net income by the weighted average number of our ordinary shares outstanding during each period, in each case adjusted for a fifty-for-one share split that took place on June 21, 2000. The weighted average number of shares used in calculating the basic net income per share was 268,683,650, 298,523,800, 313,120,400,497,523,946 and 636,992,392 for the
     years ended December 31, 1997, 1998, 1999, 2000 and 2001. Diluted net income per share under IAS and U.S. GAAP is calculated in the same manner as basic net income per share, except that dilutive effect of the exercise of our outstanding share options and warrants is included in the determination of the weighted average number of shares outstanding for each period. The weighted average number of shares used in calculating the diluted net income per share was 281,932,050, 307,274,750, 313,120,400,
     539,256,206 and 636,992,392 for the years ended December 31, 1997, 1998,
     1999, 2000 and 2001.

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

           EXCHANGE RATE INFORMATION AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System

         The French franc is a constituent currency of the euro. Its rate of exchange against the euro has been fixed at (euro)1 = FF 6.55957. Against currencies other than its constituent currencies, the euro has free-floating exchange rates, although central banks sometimes try to confine short-term exchange rate fluctuations by intervening in foreign exchange markets.

         The French franc was previously part of the European Monetary System exchange rate mechanism. Within the European Monetary System, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the Treaty on European Union negotiated at Maastricht, The Netherlands, in 1991 and signed by the then twelve European Union Member States in early 1992, the European Monetary Union, with a single European currency under the monetary control of the European Central Bank, superseded the European Monetary System. On January 1, 1999, the last stage of the European Monetary Union came into effect, with the adoption of fixed exchange rates between national currencies and the euro. The currencies of the following twelve member states are constituents of the euro: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. We have adopted the euro as our reporting currency.

Exchange Rates

         The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc from 1997 through 1998, expressed in French francs per U.S. dollar, and for the euro for 1999, 2000, 2001 and for 2002 through June 21, 2002 expressed in euros per U.S. dollar. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). We provide the exchange rates below solely for your convenience. We do not represent that French francs or euros were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro.

                                                     French francs                              Euros
                                         -----------------------------------    -----------------------------------
                                         Period-     Average                    Period-    Average
                                         end Rate    Rate(1)   High      Low    end Rate   Rate      High      Low
                                         --------    -------   ----      ---    --------   ----      ----      ---
                                           Rate     Rate(1)    High      Low      Rate     Rate      High      Low
1997..................................     6.02      5.85      6.35     5.19        --       --        --       --
1998..................................     5.59      5.90      6.21     5.39        --       --        --       --
1999(2)...............................     6.51      6.16      6.56     5.49      1.00     0.94      1.00     0.84
2000(2)...............................     6.99      7.11      7.93     6.35      1.07     1.08      1.21     0.97
2001(2)...............................     7.37      7.33      7.84     6.88      1.12     1.12      1.19     1.05
   December...........................       --        --      7.48     7.25        --       --      1.14     1.11
2002
   January............................       --        --      7.63     7.26        --       --      1.16     1.11
   February...........................       --        --      7.62     7.47        --       --      1.16     1.14
   March..............................       --        --      7.58     7.43        --       --      1.16     1.13
   April..............................       --        --      7.50     7.27        --       --      1.14     1.11
   May................................       --        --      7.27     7.00        --       --      1.11     1.07
   June (through June 21, 2002).......       --        --      6.99     6.76        --       --      1.07     1.03



(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period. (2) The Federal Reserve Bank of New York stopped publishing Noon Buying Rates for the French franc on January 15, 1999. Noon Buying Rates for French francs for periods subsequent to January 15, 1999 have been calculated by applying the fixed exchange rate of FF 6.55957 per (euro)1.00 to the Noon Buying Rate for euros.

         Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euros to U.S. dollars in this Annual Report are based on (euro)1.030 per U.S. dollar, the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 21, 2002. On June 27, 2002, the Noon Buying Rate was (euro)1.012 per U.S. dollar.

                                  Risk Factors

                          Risks Related to Our Business

If the recent significant downturn in the wireless communications industry continues, our business might not grow as much or as profitably as we hope.

         Our business is significantly affected by trends in the wireless communications industry, because a substantial portion of our revenues is derived from sales of wireless products and services, which accounted for approximately 48% of our revenues in 2001. Although the wireless communications industry experienced tremendous growth through 2000, demand for wireless products and services fell abruptly in 2001, particularly in Europe and the United States, resulting in a 15% decline in our revenues in 2001 compared to 2000. Because we typically earn our highest margins from sales of wireless products, reduced demand for wireless products also affected our profitability, resulting in an operating loss of (euro)181 million in 2001. In addition, the slowdown in the wireless industry has led wireless operators to delay making the necessary investments for the introduction of new wireless standards and technologies, which may limit our ability to return to or increase our profitability through the introduction of new products and services. If the slowdown in the wireless industry continues, our business may not grow as much or as profitably as we have projected.

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

         Many of the markets that we target for our future growth are currently small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope. For example:

          o We are seeking to take advantage of the development of new markets for wireless communications products and services, including mobile commerce, mobile banking and mobile Internet services. These markets are only just starting to develop. Since early 2001, these markets have experienced a significant slowdown in investment levels, and companies in these markets have had limited access to capital.

          o We are also developing chip card products and services for the financial services market. Except in France, chip card technology has not been widely adopted by the financial services industry, largely due to the cost of the necessary infrastructure, the lack of internationally compatible standards and the relatively limited capabilities of all but the newest chips.

          o We are investing in identification and security networks products and services, but so far we have not deployed our systems on a widespread basis. Our businesses in all of these markets currently represent start-up operations, and we do not know whether these operations will be profitable. The development of these markets will depend on many factors that are beyond our control, including the factors that are discussed below.

Several members of our senior management have recently resigned and if new members of senior management are unable to integrate themselves rapidly into our business or work together as a management team, we may experience difficulties managing our business.

         Several members of our board of directors and senior management have recently resigned from their positions, including the Chairman of our Board of Directors, our Chief Executive Officer, our Chief Operating Officer, our Chief Financial Officer and our Chief Technology Officer. We appointed an interim Chief Executive Officer in December 2001 and an interim Chief Financial Officer in March 2002 and we are currently in the process of selecting permanent successors to these positions. In January 2002, we appointed our permanent Chief Technology Officer. If the individuals that we appoint as permanent members of our senior management are unable to integrate themselves rapidly and effectively into our business or work together as a management team, we may not be able to manage our business effectively.

If our restructuring and repositioning strategies fail to provide the results we expect or are not implemented adequately, we may continue to experience difficulties in growing our business as much or as profitably as we hope.

         We commenced implementing a restructuring plan in the second quarter of 2001 to address the effects on our business of the global slowdown in the wireless communications industry, which led to a decline in sales of our wireless products and an increase in our operating costs. Pursuant to this policy, we restructured our manufacturing operations worldwide in 2001 through the closure of our plant in Seebach, Germany and a reallocation of our production requirements among our manufacturing facilities around the world, and reduced the number of our employees by 497. We have also recently implemented a new restructuring policy in 2002 through the rationalization of our production and sourcing strategy, which includes further reductions in the number of our employees by approximately 1,140. If we are not able to reduce our operating costs and increase our productivity because our restructuring policy does not provide the results that we expect or is not implemented adequately, we may continue to experience difficulties in growing our business as profitably as we hope.

         We also intend to complement our wireless business increasingly and limit our exposure to future downturns in the wireless communications industry by implementing a strategy to take advantage of potential growth in our network systems markets to increase the share of our revenues corresponding to our network systems businesses, particularly the financial services market. The success of this strategy depends on a number of factors outside of our control, including the widespread adoption of our technology in the financial services market and growth in demand for our products and services in the identification and security networks markets. If these markets do not grow as much as we hope or we are not able to take advantage of any increases in demand for our products and services in these markets, we may be unable to reduce our exposure to the slowdown in the wireless communications industry.

If chip card technology is not adopted in new wireless transmission standards and infrastructure and in the financial services industry, we may lose some of our existing customers and our business might not grow as much or as profitably as we hope.

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

          o widely used digital signature information technology security systems; and

          o national identity card programs, which are considering chip cards with biometric technology.

         The decisions of the standard setting bodies that will decide whether to adopt chip card technology are likely to be based on factors such as:

          o the cost of adopting chip card technology relative to alternative systems,

          o    the degree of security provided by chip card technology,

          o the development of competing technology to provide security and premium value services,

          o the relative ease or difficulty of implementing chip card technology, and

          o whether chip card technology becomes generally accepted by businesses and consumers.

We need to develop our position as a provider of software and services to earn high margins from our technology.

         The increasing sophistication of chip card technology places a premium on providing innovative software, systems and services to customers, in addition to manufacturing and supplying chip cards. While we have had some early success positioning ourselves as a provider of services and systems, we cannot be sure that we will continue to be successful with this strategy, or that we will be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce attractive margins in the future. A significant portion of the value of chip card technology lies in the development of operating systems and applications that will permit the use of chip cards in new markets. In contrast, the margins involved in manufacturing and selling chip cards can be relatively small, and might not be sufficient to permit us to earn an attractive return on our development investments.

If we fail to manage our inventories of microprocessor chips, a key component in our technology, we will not be able to develop our business as profitably as we hope.

         Our technology is based principally on microprocessor chips, on which we load software that we sell to our customers. Because the wireless communications industry has proven volatile in the past few years, experiencing rapid growth in 2000 and a sudden downturn in 2001, we have had difficulty managing our inventory levels of microprocessor chips. During 2000, the increasing demand for microprocessor chips outpaced the capacity of the industry to produce chips, resulting in shortages and price increases. Based on projections of continued growth in the wireless industry, we entered into substantial commitments in 2000 to buy microprocessor chips to meet projected demand for our products in 2001. However, the unexpected industry downturn in early 2001 led to reduced demand and lower prices for our wireless products, which resulted in our inventory levels being higher than optimal. Although we have since reduced our inventory levels to more acceptable levels, we can provide no assurance that we will succeed in managing our inventory supply in the future, particularly if the industry undergoes tremendous and rapid change.

         In addition, if the wireless communications industry experiences a sudden upturn with significant levels of growth in the near future, we will need to secure adequate supplies of chips to expand our production. If we are not able to secure these supplies, or experience supply problems with the newest generation of chips that generate our highest margins, we may record lower revenues and profits than expected and lose market share to competitors that have secured adequate chip supplies. In the past we have relied on a limited number of chip suppliers to meet our demands, which increased our exposure to supply shortfalls due to production constraints of our suppliers and worldwide chip shortages. In 2001, we purchased approximately 70% of our microprocessor chips from two suppliers, Infineon and Philips. Although we continue to seek to diversify our chip suppliers, we cannot be certain that all of our chip suppliers will be able to meet our quality or timely delivery standards, particularly if there is an industry-wide chip shortage. In some cases, we may also decide to provide financing for the expansion of a chip supplier's capacity by pre-purchasing chips, exposing us to the supplier's credit risk, if we consider the pre-purchase of chips necessary to secure an adequate supply of chips in the future.

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

         The process of developing our products and services is extremely complex and requires significant continuing development efforts. Our investments in research and development have been considerable and may increase. In order to earn an adequate return on these investments, we need to expand our sales significantly.

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

Because we have typically recorded the highest portion of our revenues in the fourth quarter of each year, factors that have an impact on the fourth quarter could disproportionately affect our results of operations.

         We have typically recorded the greatest share of our revenues in the fourth quarter of each year, principally because wireless communications operators conduct promotions for the Christmas season, and because our sales force often is motivated to accelerate sales at the end of the year to meet targets on which their bonuses are determined. In contrast, the first quarter is typically the slowest quarter for us, and in many previous years we have incurred operating losses in the first quarter, even when the year as a whole was profitable. In 1999 and 2000, 34% and 32%, respectively, of our net sales were recorded in the fourth quarter. In 2001, however, because sales of our wireless products gradually declined over the course of the year, particularly after the first quarter of 2001, due to the continuing slowdown in the wireless industry, we generated only 25% of our net sales in the fourth quarter in 2001. If the wireless industry grows in 2002, we could record an even greater share of our revenues in the fourth quarter of 2002 than in past years as demand for wireless products grows over the course of the remaining months of 2002.

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

         Defects or other performance problems in our products and services could also result in financial or other losses to our customers, in which case our customers could seek compensation for losses from us. If these kinds of claims were to occur, they could be time consuming and costly to defend and could harm our reputation, which could result in a loss of our customers and a decrease in our revenues. Although our sales and services agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could potentially limit the effectiveness of these limitation of liability provisions.

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

          o    operating systems, such as JavaCard systems,

          o security and cryptography technology for card operating systems, which prevents unauthorized parties from tampering with our cards,

          o dual interface technology, which enables cards to operate in both contact and contactless mode, and

          o public key infrastructure technology that is used in Internet and corporate security networks.

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

         We conduct our business throughout the world, including in many countries outside the United States and the European Union. As a result, we are subject to a number of political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations, particularly in relation to the U.S. dollar, the British pound, the Chinese renminbi and the Singapore dollar.

         In 2001, we earned 17% of our revenues in the People's Republic of China, and we expect to continue to earn a material portion of our revenues in the People's Republic of China. Conducting business and manufacturing activities in the People's Republic of China is subject to special risks that do not arise in other countries, including:

          o the failure to adopt, or the adoption of inconsistent or ineffectual, market-oriented economic reforms by the government;

          o uncertainties regarding the interpretation and enforcement of laws and regulations; and

          o the devaluation of the local currency or the imposition of restrictions on currency conversion.

Future acquisitions may adversely affect our business.

         Our strategy to achieve growth may lead us to make significant acquisitions of businesses that are complementary to our own. Future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of equity securities, to incur debt and to incur amortization expenses related to goodwill and other intangible assets. Acquisitions involve numerous other risks, including difficulties in integrating the operations, technologies and products acquired and the employees of the acquired businesses, the diversion of management's attention from other business concerns, the risk of entering geographic markets in which we have no prior experience, and the potential loss of key employees.

                          Risks Related to Our Industry

Our markets are highly competitive and competition could harm our ability to sell products and services and could reduce our market share.

         The market for chip card products and services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows and as chip card technology begins to converge with the wireless communications and information technology industries. Recently, intense competition among suppliers of SIM cards has led to increased pricing pressures on these products. We may not be able to compete successfully against current or future competitors. The competitive pressures facing us may harm our business, operating results and financial condition.

         Our current principal competitors include, among others, chip card product and service providers such as SchlumbergerSema, Giesecke & Devrient, Oberthur and Orga. As the market for chip card products and services in the wireless, financial services and Internet security industries grows, and as these markets converge, we may experience competition from companies that are currently our suppliers, customers and strategic partners, including:

          o operating system developers, such as Microsoft, Sun Microsystems and Multos;

          o electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA, Certicom and Verisign;

          o wireless device manufacturers such as Nokia, Ericsson and Motorola;

          o    systems integrators such as IBM and EDS;

          o electronic chip manufacturers, such as STMicroelectronics, Infineon, Philips and Atmel; and

          o wireless infrastructure software providers, such as Sonera SmarTrust and Aether Systems.

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

         Irrespective of the continued volatility of the stock market overall, the market price of our shares and ADSs is likely to continue to be highly volatile, as the market for technology companies has recently been highly volatile and many have recorded lows well below their historical highs. Investors may not be able to resell their shares or ADSs following periods of high volatility in the event that trading of our shares or ADSs were to be suspended by the exchanges on which they trade.

Because several existing stockholders own a large percentage of our voting stock, other stockholders' voting power may be limited.

         As at April 16, 2002, our executive officers, directors and their affiliates beneficially own or control approximately 19.4% of our shares (excluding shares held by Texas Pacific Group and its affiliates) and have options to acquire an additional 2.3% of our shares. In addition, Texas Pacific Group and the Quandt family own or control 25.0% and 18.2% of our shares, respectively, or 23.3% and 16.9% on a fully diluted basis, respectively. If some or all of such persons act together, they will have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets.

Passive Foreign Investment Company Considerations.

         Due to the decline in our market capitalization, comparatively minor changes in our assets or share price could result in our becoming a "passive foreign investment company" or "PFIC" for U.S. tax purposes for reasons outside our control. Certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs in respect of even a single year. See "Item 10. Additional Information--Taxation--United States Federal Income Tax Considerations--Passive Foreign Investment Company Considerations".



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

Item 4.  Information on the Company

                     History and Development of the Company

         Our business was founded in 1988 by Dr. Marc Lassus, a current director and our former Chairman, who pioneered chip card technology while working for Motorola and SGS-Thompson in the early 1980s. We started our chip card operations in 1988 as a major supplier of pre-paid phonecards in France and abroad. Because of our leading position in the phonecard market during the 1990s, we developed strong ties with the telecommunications industry and, as a result, pioneered the development of chip card technology for wireless communications. We actively participated in industry-wide efforts to develop new digital wireless communications standards and technologies, particularly the GSM transmission standard.

         Our business was originally conducted through a French limited partnership known as Gemplus SCA. In December 1999, we merged Gemplus Associates, the general partner of Gemplus SCA, into Gemplus SCA and transformed the surviving entity into a French corporation, Gemplus S.A. In February 2000, we reorganized our corporate structure through the contribution of all of our operations into a new holding company, Gemplus International S.A., a Luxembourg corporation created in December 1999. The shareholders of Gemplus S.A. contributed to Gemplus International S.A. substantially all of the shares of Gemplus S.A. in exchange for shares of our capital stock. As a result of these transactions, as at December 31, 2001, our company held 97.3% of the outstanding shares of Gemplus S.A., which is our main operating subsidiary. Texas Pacific Group became a shareholder of our company at the time of its equity contribution in February 2000. We completed an initial public offering of our ordinary shares, in the form of ordinary shares and ADSs, in December 2000.

         Our company is organized under the laws of the Grand Duchy of Luxembourg. Our company's registered office is located at Aerogolf Center, 1 Hohenhof, L-2633 Senningerberg, Grand Duchy of Luxembourg. Our agent for U.S. federal securities law purposes is Gemplus America Inc., located at 3 Lagoon Dr., Suite 300, Redwood City, CA 94065.

                                Business Overview

Overview

         We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of network systems, including financial card networks, loyalty and bonus point programs, identification systems and Internet security networks.

         We currently have two main business segments:

          o Telecommunications, which includes our SIM products, software and services, as well as prepaid telephone cards; and

          o Network systems, which includes chip card products and services in areas such as financial services, identification and security networks, health care and loyalty programs.

         Our wireless products and services are used in the Global System for Mobile Communications standard, or GSM, which is the mobile phone transmission standard that is dominant in Europe and the most widely used in the world. Our wireless offering consists of:

          o Identification modules, which are small plastic modules with embedded microprocessor chips that are inserted in mobile phones, including subscriber identification modules (SIM cards) used in the GSM standard and Universal Identification Modules (UIM cards) and Universal Subscriber Identification Modules (U-SIM cards) that will be used in third-generation wireless transmission standards. The chips allow wireless operators to identify mobile phone users and to provide premium value services to their customers through server-based applications that interact remotely with miniature software programs, known as applets, that run on the microprocessor chip; and

          o Related software and services that enables wireless operators to manage end-user relationships, enable content delivery and secure payment.

         Our chip card technology is also an ideal platform for a variety of service applications over other network systems. Our chip card products and services enable our financial services, retail, governmental and other customers to provide a wide array of services over their networks and to customize the management of their customer relationships and databases. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their customers with premium value services, including e-purse applications (meaning applications that store cash values that can be used to make purchases) and mobile banking services. In the identification systems and security networks markets, plastic cards with embedded chips can be used to provide secure access to restricted facilities or computer networks and to increase the effectiveness of identification and security systems.

         In our core telecommunications and network systems activities, we also provide a broad range of software and services that allow our customers to implement and manage sophisticated systems to take advantage of our technology. Our software includes card management systems that our customers can use to manage card issuance, update data, download applications and obtain customer information, which allows our customers to manage their customer base and to continuously provide new premium value services over their networks, including mobile commerce and banking. Our services include customization, technical support, consulting, system design and integration and system operation.

         We also provide non-chip card products and services in other areas related to our main telecommunications and network systems segments, such as magnetic stripe credit cards for banks and card-based transportation access products.

         Our revenues amounted to (euro)1,023 million ($993 million) in 2001. Sales of wireless products and services represented 48% of our overall revenues in 2001, while sales of our chip card products and services in our network systems segment represented 22%. Based on the 2001 worldwide chip card vendor shipments ranking of Gartner Dataquest, an industry analyst, we are the leading provider of chip cards with a global market share of approximately 30.4% in terms of units sold. Eurosmart, a European industry association, confirmed our global leadership in its 2001 report, and, based on information published by Eurosmart, we estimate that our global market share was approximately 34% in terms of units sold in 2001.



Our Strategy

We are pursuing a vision of expanding the markets for safe electronic services, which include a broad set of potential services delivered online through wireless or wired networks, while intensifying the role of high-volume, secure, personalizable devices. This vision demands that we continue to grow beyond world leadership in chip cards and SIM cards, leveraging our distinctive competencies, technologies, and partner network to deliver a broad array of solutions for the financial services, wireless, retail, and security markets. The strategy for attaining this vision includes these key elements:

- Driving the expansion of the wireless data services markets by providing hardware, software, and services that facilitate:
     o    Secure wireless data transmission and transactions,
     o Creation and management of relationships between service providers and end-users,
     o Secure lifecycle management of applications delivered to wireless devices,
     o Trusted roaming of users between network operators, across devices, and between disparate wireless environments.
We believe that secure tokens, such as chip cards and SIM cards, have proven to be the most effective building blocks of trust at the network edge, and we have enjoyed great success in deploying these devices for identification and subscription management in GSM networks. Our SIM cards enable wireless network operators to control end-user access and entitlement to services, reduce fraud, and provide personalized service delivery for existing GSM networks. We intend to expand the role of this technology, providing generalized identity services, user, device and application authentication, data encryption, privacy services, and non-repudiation of transactions across a variety of network devices, and in a wide variety of wireless environments.

- Expanding the electronic financial services and retail markets through systems to promote electronic customer relationships, wireless transactions and fraud reduction.
We will build upon our strength and experience in the financial services industry to deliver bundled solutions for chip card issuance, lifecycle management, personalization, and fraud detection and prevention. We will also leverage expertise in secure operating systems to deliver multi-application cards, software, and services to enable businesses to deliver and manage a variety of dynamic card applications and online services safely. These applications and services may be used to improve customer loyalty, facilitate electronic service delivery, enhance convenience, and personalize a customer's service experience.

- Enabling rapid growth of Internet-based government and electronic services markets through our identity, privacy, access, and content protection solutions.
We are augmenting our secure microprocessor cards with software and services that enable deployment of solutions ranging from mid-sized business employee identity programs to a national identity infrastructure. These solutions will support a variety of applications, including management of issuer's endorsements, such as driver's licenses, federated identity services, privacy management control, network access, and secure information exchange.
We will harness our customer and partner network to expand solution offerings in this area and will drive relevant industry standards to ensure safe interoperability between these applications and with relevant technologies.

- Leveraging distinctive technical competencies and investing in research and development as a key source of ongoing differentiation and competitive advantage.
We have a reputation for innovation within the chip card industry and have led the industry in the generation of ground-breaking technologies and pace-setting standards. We will continue to invest in research and development and build upon our distinctive competencies in hardware and software security, trusted architectures and infrastructure, embedded secure operating system platforms, and personalization technologies to extend our leadership and to penetrate new markets for value-added software and services. Research and development will place increased emphasis on software and service technologies, with a particular emphasis on the development and deployment of trust-building components in support of identity, privacy, and content protection software and services. Research and development efforts will also emphasize smart service technologies which will increase the ability of a business or an individual to delegate service tasks to trusted agents that are enabled and protected by smart card technologies. These technologies will dramatically increase convenience for users and should enhance the adoption of electronic services, while increasing the value of secure devices at the edge of the network. Finally, research and development will be used to drive the convergence of technologies, to promote mobility, safety, and access to electronic services and to generate new products that exploit the capabilities generated by this convergence.

- Achieving higher levels of operational efficiency through economies of scale, organizational improvements, architectural enhancements, and manufacturing changes.
We have embarked on a comprehensive program of changes that should result in a much leaner and more flexible organization, designed to compete on the merits of products and services, while improving profitability. Our primary strategies to support this approach include:
     o Architectural consolidation across product platforms to reduce the number of chip designs (or "masks") that must be maintained, and allow product components to be targeted at multiple markets and applications,
     o Flattening of the organization to improve responsiveness and decision-making, and
     o Re-organization of manufacturing processes and resources, including key initiatives for inter-site coordination, higher equipment utilization, reduced manufacturing variances, lower-cost centers of manufacturing, flexible manufacturing, and improved supply chain management.

Operational efficiency has become a key goal that enhances our ability to compete with existing products, while fueling our investments in new products and services.

-        Expanding business in high-growth geographic markets.
We intend to capitalize on our global reach in both telecommunications and financial services to introduce solutions in markets poised for very strong growth in the near to mid-term. Examples include the United States, China, Japan, Brazil, and Russia. Each of these regions presents specific conditions for growth, reflecting specific characteristics and needs. Thus, we will develop geographic-specific strategies for penetrating these markets that are consistent with the overall product and technology roadmaps for our company.

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

          o Microprocessor cards, which contain chips that are capable of storing and processing data like a miniature computer, transferring processed data to a network reader and running miniature software programs or applets that interact remotely with server-based applications. The most sophisticated new chip cards, such as identification modules used in wireless communications, are all microprocessor cards.

         Chip card technology is developing rapidly, with the capability of chips to conduct sophisticated operations continually expanding. Some of the most important recent technological developments in chip card technology include:

          o The development of operating systems for microprocessor chips that allow customers to load multiple applets on a single card, allowing them to offer their customers several functions on the same card. For example, a single multi-application card can be used to access facilities or computer networks, to make payments as a debit or credit card, to store bonus points that can be used to make purchases and to authenticate Internet transactions.

          o The development of open standards for chip card operating systems. These operating systems contain an embedded virtual machine or interpreter, which interacts with the operating system and an Application Programming Interface to execute applets. The Application Programming Interface allows software programmers to design new applets in a standardized format, without reference to the technical specifications of the virtual machine, improving ease of use and programming time. Microprocessor chips based on open operating systems are interoperable, meaning that software programmers can create new applications based on a standard language or protocol, which can be used to provide services through the chip cards of any manufacturer. The most widely used open standards today are Java Card(TM), an operating system for chip cards developed by Sun Microsystems, and Multos, developed by a consortium of financial and other institutions led by MasterCard International.

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

          o Significant advances in the memory structure and capacity of microprocessor chips with the development of silicon-based flash technology. Such chips are able to store vastly more information, conduct more sophisticated operations and load a higher number of applets. In addition to greater memory capacity, the flash chips give card manufacturers increased flexibility to modify the chip operating system.

          o The development of chip cards designed to work with the most advanced security technologies, such as public key infrastructure systems and secure downloadable applets. Cards with public key infrastructure capability can be offered to customers requiring the highest level of security, such as individuals or companies that conduct transactions or business over the Internet, and banks implementing mobile payment systems.

         We believe that chip card products and services include features that are highly attractive in the market for sophisticated wireless, financial, Internet business security and other services. The features we believe are most significant include:

          o Security. Chip cards are capable of storing complex algorithms that can be used to identify a user or to encrypt information, such as a digital certificate. Because a user needs both a card and an activation mechanism, such as a PIN, to use a card, security is not compromised by either the loss of a card or the communication of a PIN. As a result, chip cards can be used to authenticate mobile and electronic commerce transactions, significantly reducing the incidence of fraud. In addition, microprocessor chips contain sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the card.

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

          o Flexibility. The newest chip cards can carry and run multiple applets that can be updated remotely without the need to replace the card. This increases the flexibility of banks and corporations to use chip cards as customer management tools by changing applications in response to changes in product offerings or customer preferences and to offer multiple services on a single platform, such as wireless, banking, payment and loyalty applications.

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

         Wireless communications networks use several technological standards to transmit voice and data signals. Identification module technology is currently used in the most widely used transmission standard, which is known as the Global System for Mobile Communications, or GSM. The GSM standard is dominant in Europe and widely used in Asia, but less prevalent in the United States.

         The identification modules used in GSM mobile telephones are known as subscriber identification modules, or SIM cards. The SIM card, which is the size of a small coin and includes a microprocessor chip, is placed in a slot inside the mobile telephone. According to Eurosmart, a European industry association, approximately 390 million SIM cards were sold in 2001, as compared to 370 million in 2000.

         The wireless industry is in the process of adopting new standards that will provide better data transmission capacity to accommodate new services such as Internet access. The new standards are commonly referred to as third generation standards, because they represent the third major type of technology used for wireless communications. All of the third generation standards include identification module technology similar to that used in SIM cards, but with significantly greater processing capacity and enhanced security features. In the third generation standard adopted in Europe and much of Asia, the identification module technology will be incorporated in a removable card, just as it is under the GSM standard.

         In the United States and some other countries, the third generation identification module technology can be incorporated in either a removable card or in the telephone handset. The CDMA Development Group (CDG) has recommended that U.S. wireless operators include a removable identification module to be used in third generation standards starting in January 2003. In addition, some U.S. wireless operators have announced that they are considering migrating their networks to the European standard, which uses removable cards.

         Because it will take several years to deploy the necessary infrastructure for third generation wireless standards, the wireless industry has adopted interim standards that support higher transmission capacity based on existing second generation technology. The interim standards, which are known as 2.5G standards, will incorporate identification module technology. Like the third generation standards, the identification module technology can be included in a removable card or in the telephone handset. The 2.5G standard adopted in Europe, China and South Korea will use removable card identification module technology, while in the United States the decision is made by each individual operator.

         The following table summarizes the principal second generation, 2.5G and third generation transmission standards, indicating the principal geographical regions where they are used or will be used, and whether they incorporate removable identification module technology. Some countries use more than one standard, and thus are listed in more than one place in the table.

                                                                             Use of Removable Card Identification
Transmission Standard                 Principal Regions                      Modules
------------------------------------- -------------------------------------- --------------------------------------

Second Generation
GSM                                   Europe, Asia (including China),
                                      several regions in the United States   Yes

CDMA                                  United States, China                   No

TDMA                                  United States                          No

2.5G
GPRS (based on GSM)                   Europe, most of Asia                   Yes

CDMA-One (based on CDMA)              United States, China, South Korea      Yes in China and South Korea;
                                                                             Operator-specific in United States

Third Generation
W- CDMA (based on GSM)                Europe, Asia (including Japan),
                                      United States                          Yes
CDMA2000 (based on CDMA)              United States, Asia                    Operator-specific

Market Overview

         The market for chip card technology, products and services is developing rapidly, both in terms of size and sophistication. According to Eurosmart, 1,751 million chip cards - including microprocessor cards and memory cards - were sold worldwide in 2001 and we believe that we are the world's largest chip card provider, with 34% of the global market in terms of volume in 2001.

         As the market has grown, the capability of chip cards for carrying out sophisticated functions has also increased. As a result, a new market is developing for designing and implementing integrated systems and services based on microprocessor chip technology and software, and for providing services to assist users in taking advantage of the enhanced capabilities of chip cards.

         Wireless Communications Market

         One of the largest current uses for chip card technology is in the wireless communications market. Based on information published by Eurosmart, we calculate that our global market share for SIM cards was approximately 30.5% in 2001 in terms of units sold. Based on information from other sources, including figures published by our competitors and industry analysts, we estimate that our market share in 2001 was in fact between 33% and 34% in terms of units sold.

         The wireless communications market, particularly the GSM wireless market, recorded strong growth prior to 2001 primarily as a result of a significant increase in the use of mobile phones around the world for voice transmission. Growth in the wireless communications market has recently slowed significantly as, among other things, the market and the technology for wireless voice transmission services have matured, while demand for wireless data transmission services has begun to increase significantly. Because the market for wireless voice transmission services is no longer in its development stage, wireless operators have seen their average revenues per user decline significantly and are seeking to enhance their offering with new premium value services. For example, wireless network operators are increasingly providing Short Message Service (SMS) capabilities which allow their customers to transmit text messages through mobile phones. We believe that the recent success of wireless "messaging" services reflected by the growing use of SMS-enabled mobile phones will accelerate the current evolution of the mature wireless "voice" market into a growing wireless "data" market. The growing demand for wireless data services, including the provision of streaming video, pictures, audio and high-speed Internet access through mobile phones, and the significant growth opportunities in the wireless data market has led mobile operators to invest heavily in third-generation licenses and to make significant commitments to upgrade their wireless infrastructures.

         We believe that the growth of the wireless data market will be an important driver for the growth of the chip card market, and that demand for new wireless data services will drive demand for more sophisticated chip cards. In addition to mobile phones, manufacturers of personal digital assistants are incorporating wireless communications technology in their devices to permit their use for enhanced wireless Internet services, which also will rely on wireless data transmission capacity. We anticipate that the emergence of the new broader wireless data market will lead to growth for secure wireless infrastructure products and services. Because identification module technology allows wireless operators to control the access to wireless subscribers by content providers, we believe that our chip card products, software and services represent a core technology for our wireless customers to address this new market.

         Financial Services Market

         According to Eurosmart, approximately 140 million chip cards were sold in the financial services industry in 2001 and we believe that we are one of the largest providers of financial chip cards with 22.3% of the market in terms of units sold, which represents a gain in market share of over 8% compared to 2000. We believe that demand for chip card products and services in the financial services market will continue to grow due to increasing concerns regarding security and fraud and growth in the use of e-commerce and e-banking services, which allow end-users to conduct commercial and banking transactions over the Internet.

Our Products and Services

The following table sets forth our revenues for the year ended December 31, 2001:

                                        Revenues -Year ended December 31, 2001
                                        --------------------------------------
                                           (millions of      (as a % of total
                                              euros)             revenues)
Telecommunications.......................
    Wireless.............................     491.7                  48%
    Other telecommunications.............     190.2                  19%
    Total................................     681.9                  67%
Network systems
    Continuing businesses................     188.7                  18%
    SkiData..............................      40.6                   4%
    Total................................     229.3                  22%
                                              -----                  ---
Other
    Continuing businesses................     108.1                  11%
    Tag..................................       3.7                   -
    Total................................     111.8                  11%
                                              -----                  ---

Total....................................   1,023.0                 100%
                                            =======                 ====


         We had two significant divestitures of non-core businesses in 2001. In August 2001, we sold our SkiData unit, which provides electronic access-control solutions and formerly constituted part of our network systems segment. In addition, we sold our Tag subsidiary, a provider of electronic smart labels solutions included in our other activities segment, in July 2001.

         See "Item 5. Operating and Financial Review and Prospects" for a discussion of our total revenues, broken down by category of activity and geographic market, for each of the last three financial years.

Telecommunications Products and Services

         Our telecommunications products and services consist mostly of SIM-based products, software and services for wireless communications operators. SIM cards are identification modules that are the size of a small coin and include a microprocessor chip. Based on information published by Eurosmart, we believe that we are the largest provider of SIM-based products and services for mobile phones in terms of units sold in 2001, and we calculate a 30.5% market share. Based on information from other sources, including figures published by our competitors and industry analysts, we estimate that our market share in 2001 was in fact between 33% and 34%, in terms of units sold. In addition to SIM cards, we provide chip-based prepaid telephone cards for public pay telephone operators.

         Wireless Products, Software  and Services

         We have been a major provider of SIM technology in the wireless communications market since the introduction of the GSM standard. Since then, we have been a leader in developing improvements in SIM technology and exploiting the commercial potential of those improvements. Currently, we are taking advantage of the enhanced capabilities of the latest generation of SIM technology that enable wireless operators to provide their network subscribers with an increasingly wider variety of premium value services.

         The SIM market is characterized by a continuous demand for more powerful and more sophisticated SIM cards. The two key elements in the continuous evolution in demand for SIM technology are larger memory capacity, which permits a larger number of functions and software programs to be stored on the SIM card, and greater processing capacity, which allows more complex applets and security programs to be run by the SIM card. To maintain our leadership in this market, we constantly upgrade the capabilities of our SIM products and continuously develop new, more sophisticated and powerful SIM-based applications and services.

         Our current principal SIM products are the GemXplore'98 line of SIM cards, which contain an operating system specifically designed for the GSM transmission standard and several memory configurations ranging from 8KB to 64KB depending on the number of applets to be loaded on the card. Our GemXplore'98 cards also contain cryptographic algorithms to ensure the integrity or tamper-proof nature of the SIM cards, which may include public key infrastructure (PKI) technology. Our GemXplore'98 cards have been designed to include the SIM ToolKit standard authoring platform that enables wireless operators to install new applications required to provide a wide range of premium value services. Because the SIM ToolKit defines how the SIM card should interact with the mobile phone through a series of interactive menus, it also allows the user to use the premium value applications contained on the SIM card.

         An increasingly important factor for growth in demand for SIM technology is the availability of a broad range of applications that may be implemented through a SIM-based network. Because our current generation of SIM products can only support applications specifically designed for the GemXplore'98 operating system, we have developed a new generation of SIM products, our GemXplore'Xpresso product line, that uses an open operating system based on Java technology, which allows software developers to create applications using the Java programming language for use with any Java-based chip card system. We believe that this interoperability between chip cards of different manufacturers will be a key element in the deployment of an increasing number of card-based applications, which in turn will contribute to growth in demand for chip card platforms that enable wireless operators to provide a broadening range of premium value services.

         Most applications that run on a SIM-card platform are based on a client-server model, which means that the applets on the card, known as clients, interact remotely with the wireless operator's server using a specific "Over-the-Air" channel. Both the GemXplore operating system and the Java-based GemXplore'Xpresso operating system provide Over-the-Air channel support, which allows wireless network operators to manage network subscriptions and administrate the SIM card's memory remotely, including by loading new premium value applets onto the SIM card without having to issue new cards or require users to upgrade existing cards at designated sales points. We have developed a number of enabling software applications that take advantage of the Over-the-Air capabilities of our SIM cards to allow wireless network operations to improve their average revenues per user. Our principal software solutions are designed to provide the following capabilities:

          o End-user relationship: Our line of client-server applications allows wireless operators to reduce call center costs, enables users to self manage their subscription, creates one-to-one marketing channels and enhances the performance of customer relationship management (CRM) campaigns. Our churn management solutions, including our predictive customer relationship management (P-CRM) offering, have recently been enhanced with "@t customer," a new product that uses on-board SIM "cookies," which are small files that contain user-specific data, and "agents," which are small programs that run within the SIM card, to provide real-time monitoring capability that allow faster response time critical to the management of end-user churn.

          o Enabling infrastructure: Our principal enabling software product is GemXplore Suite, an open, scalable, modular platform for the deployment and management of mobile premium value services. GemXplore Suite is composed of a set of common administration tools and services, such as the GemXplore Card Manager, which offers Over-the-Air management services for a portfolio of SIM cards, and the GemXplore Applet Manager, which handles the downloading of applets onto SIM cards, as well as service monitoring and billing functions that are specific to these applets. GemXplore Suite allows the loading of additional modules such as GemXplore On-line or GemXplore S@T, which are SIM-based --- browsers that enable wireless Internet access.

          o Secure payment : Our products target primarily the prepaid mobile phone market and include a comprehensive set of solutions ranging from our GemScratch recharge vouchers to our Gem-Reload advanced mobile reload solution, which enables the end-user to recharge mobile airtime from his mobile phone.

         Our software products take advantage of the synergies generated by the client-server model used by our SIM cards through the Over-the-Air channel. Because the Over-the-Air channel uses the Short Messaging Service (SMS) channel, which is used to send and receive short data messages over wireless networks, its transmission capacity has been limited in the past. We expect to be able to enhance the synergies of the client-server model through the increases in size and speed of data transmissions resulting from improvements in bandwidth capacity of 2.5 generation (though the Packet-Based Data Channel) and third generation wireless networks.

         We are also currently developing a third generation of our SIM product line that will contain chips based on a new architecture with 32-bit processing capacity, which will provide more computing power to run new and increasingly complex types of applications.

         Phonecards

         Based on information published by Eurosmart, we believe we are the world's leading manufacturer of smart phonecards and phonecard security products with a 38.2% share of the worldwide phonecard market. We have produced over 3 billion phonecards since our creation in 1988. Our main customers include more than 20 major telecommunications operators, including China Telecom, Telmex, France Telecom, CANTV and Deutsche Telekom.

         We have also developed smart phonecards that can perform multiple functions. For example, CANTV, the Venezuelan national telecommunications carrier, currently uses a line of Gemplus smart phonecards that allow public telephony customers to use the phonecard to pay for other consumer products, such as soft drinks and snacks, at designated points of sale. The multi-application platform of our smart phonecards also enable telecommunications service providers to open public-telephone networks to card-based premium value services, such as remote banking, loyalty and ticketing applications.

         Scratch-Off Cards

         Our other telecommunications products are GemScratch cards, which are laminated PVC cards that incorporate a scratch-off panel revealing personal numbers to be used by the end-user of the card. We sell our GemScratch cards primarily to our wireless customers, who use the scratch-off card to provide prepaid telephony services to wireless subscribers when they are outside of the wireless network coverage area. To access the service, the subscriber would scratch off the panel, dial a designated local number and enter the secret individualized registration code into any mobile handset. Our GSM Prepaid Kit includes a SIM card and a Scratch card in a single package, allowing wireless operators to offer their subscribers an integrated communications package. Our scratch-off products are also used by fixed-line telecommunications operators to provide calling card services to their customers.

         Network Systems

         Our network systems segment includes chip card products and services for a variety of applications, including financial services, loyalty and bonus point programs for retail and other companies and governmental identification and security networks.

         Financial Services

         Secure chip card technology is an ideal platform for a variety of financial and banking service applications, such as credit and debit cards and e-purse cards (meaning cards that store cash values that can be used to make purchases), multi-application services and mobile banking services. Credit and debit cards and e-purse cards contain an embedded microprocessor chip that processes transaction information received at the point of sale and carries information that allows a card reader to accept or reject a transaction up to a specified amount without on-line authorization. Because the smart card is inserted into a reader at a point of sale such as a retail store or restaurant and the cardholder enters a PIN code in the reader rather than signing a printed card receipt, chip cards reduce fraud associated with existing magnetic stripe-card based systems by preventing, among other things, the use of stolen cards to make unauthorized purchases. In addition, microprocessor chips contain sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the chip card, in contrast to the limited security safeguards of magnetic stripe cards against fraudulent reproduction of the codes contained on the magnetic stripes.

         Microprocessor chips were first embedded in credit and debit cards in France, where microprocessor chip technology was introduced as a standard for credit/debit cards in the early 1990s, and the technology has expanded into other countries. According to Eurosmart, approximately 140 million chip cards were sold in the financial services industry in 2001, and we believe that we are one of the largest providers of financial chip cards with 22.3% of the market in terms of units sold, which represents a gain in market share of over 8% compared to 2000.

         Several large bank and financial card systems, including American Express, Visa International and MasterCard International, have introduced chip cards in their financial card systems. Banking and credit card associations in countries around the world, such as Australia, Austria, Brazil, China, Denmark, Taiwan, Korea, Finland, Spain, Switzerland and the United Kingdom, have recently announced their plans to adopt chip cards to replace magnetic stripe cards. The adoption of microprocessor chip technology in these countries represents a new phase in the financial services industry, which has been slow to adopt the technology outside France and a few other countries, in large part due to the infrastructure costs associated with the technology. We believe that new developments have the potential to accelerate the adoption of this technology in the financial services industry, including:

          o Interoperability. An obstacle to the widespread adoption of microprocessor chip technology in the financial services market has been the fact that card specifications have been adopted by each country on an individual basis, which prevents the interoperability of credit/debit chip cards issued in different countries. To address this problem, the major global credit card payment associations, Europay International, MasterCard International and Visa International (together known as EMV), adopted in 1996 standard specifications for credit/debit chip cards, which enables interoperability between different payment systems.

          o New Services. The capabilities of microprocessor chip technology can permit banks to offer their customers new services that did not exist when they initially studied the technology. Areas in which banks can offer their customers new services include online authentication, instant rewards and more advanced loyalty programs, mobile banking, mobile commerce and other services available with the development of multi-application cards, such as multiple payment options and loyalty programs on a single card.

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

         We also develop and market a full range of chip cards for e-purse systems, which involve cards that store cash values that can be used to make payments. Our e-purse products have been individually certified by the major e-purse system operators, such as CEPS, Zentral Kredit Auschuss (Germany), Proton World International, Visa International and Mondex. Our main product offerings include Geldkarte, an e-purse card developed for German e-purse systems, and Mondex E-Purse, which is an e-purse application developed for the Multos multi-application card and mainly used in the United Kingdom, Latin America, South Korea, Australia and the Philippines.

         Multi-Application Cards

         One of our main multi-application cards for financial services is based on MPCOS, a multi-application standard, prevalent in Asia. This card contains credit/debit and e-purse applications, loyalty programs and transportation ticketing and is also available in contact / contactless mode under the designation "GemCombi". We have also developed a line of multi-application Java-based cards that provide our customers the flexibility to quickly develop and bring to market new financial and other services. The line of Java-based financial cards, GemXpresso Lite is also targeted to retail banking and e-commerce payment applications.

         In 2001, we believe that we were the leader in providing major banking institutions and retailers in the U.S. with multi-application card products, based on our GemXpresso line of products. These products support debit/credit, e-purse, web authentication as well as loyalty applications. Several major U.S. banks, including Providian, Fleet and First USA, as well as a major retailer, Target, have already launched programs that use smart cards with our multi-application products. We expect that demand for our multi-application products in this industry may grow as banks and retailers focus on increasing customers' use of these products.

         Identity and Security

         We also design and integrate chip card systems for a wide range of public and private sector identity and security applications, such as corporate identity, driver's licenses and visas. We have developed microprocessor chip-based vehicle registration and driver's license systems for our governmental customers that enable authorities to keep a closer track of vehicle ownership and driving habits, and to control on-the-spot fines and offenses. For example, we have been providing chip card-based driver's licenses in El Salvador and several regions of Argentina since 1998. We have also developed a chip card system for accurate identification of travelers at borders and other ports of entry into a country, enabling authorities to facilitate entry to millions of foreign travelers or workers while ensuring compliance with national immigration regulations. With our Automated Border Clearance system, an electronic visa is stored on a microprocessor chip embedded in an immigration card, which interacts with a secure automated access-control reader at a country's ports of entry using contactless technology. In Singapore, for example, the Ministry of Home Affairs is using our Automated Border Clearance system to facilitate entry to cross-border workers from Malaysia. In addition, as governments heighten their focus on security issues, particularly in light of the events of September 11, 2001, we expect that demand for chip card-based products that provide secure access to government computer networks will grow. We also expect that the continued development of biometrics, which allows identification through physical traits that are stored on chip cards, such as fingerprints, hand geometry and retina scans, has potential to lead to growth in this market.

         Loyalty and Retail

         We have developed chip card products for a wide variety of loyalty and retail programs, including bonus point and reward programs, such as our microprocessor chip-based system for Boots, a U.K. retailer, Shell U.K. and Esso Netherlands. Our loyalty applications can also be combined with other applications, such as credit/debit cards and e-purse applications, by using our multi-application chip cards. We believe that smart cards are driving the next generation of loyalty programs because they enable retailers to set up card-based programs to offer customers a combination of in-store and Internet-based benefits, such as instant rewards, online coupons, privileged access to websites and points systems.

         Security Networks

         The security and portability of chip cards make them well-suited as security products and services, particularly for the developing market for business conducted over the Internet, which we call e-business security. According to the International Data Corporation, the success of the e-business market depends on the development of secure identification, encryption and transaction systems. Chip card technology allows users to access corporate and external networks, identify themselves, send encrypted messages and digitally sign transactions and documents.

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

         Health Care

         We provide systems integration services that allow health care and insurance providers to use our chip cards for on-site access to and management of medical and insurance information. We sell our health care products primarily in Europe, particularly France, Germany, Belgium and Slovenia. Our health card systems enable a paperless, fully automated and secure insurance claim system that allows the electronic transfer of claims from the point of care to insurance providers, generating significant administrative cost savings and reduced paperwork for health care providers and insurers.

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

         We offer a wide range of magnetic stripe and encoding options to meet the demands of our different customers. We delivered 109 million magnetic-stripe cards to our customers in the banking sector in 2001. We also provide MasterCard-, Visa- and American Express-certified card personalization and production and disaster recovery services to card issuers around the world.

         Other Businesses

         In addition to plastic cards for banks, the businesses that we conduct within our other activities segment include:

          o Transportation access, which includes contactless chip systems that are used for highway tolls and access to metros and other transportation facilities;

          o Pay television smart cards, which are used to give pay television subscribers access to programs and services over cable and satellite television systems; and

          o Plastic cards used for various other purposes, such as corporate loyalty and identification programs that do not use embedded chip technology.

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

         Digital Signature Solutions

         We provide the server software that manages verification, time stamping and logging of all operations performed with digital signatures, as well as client software for high-level transactions. These products enable trusted parties such as post offices, government agencies or major financial institutions to provide the security levels necessary to support secure, non-repudiable delivery of on-line documents and transactions.

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

         Customization and Personalization

         Our customization and personalization services involve the loading of information relating to a particular customer on our chip cards and the development of customized software applets to be loaded on the chips embedded in the cards. We also provide personalization services relating to the preparation and distribution of our products directly to the end-users on behalf of our customers. Our principal personalization service involves the complex process of loading personal data and/or premium value applications onto the memory or microprocessor chips embedded in our cards. In addition, we also emboss and print customized card bodies for our customers, as well as customizing the card carriers, which are the packages used to deliver cards to end-users, and matching cards with carriers for delivery.

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

         Consulting, System Design and Integration

         Our consulting services focus on covering all the key topics and issues in the development and implementation of a chip card system, including marketing and commercial analysis and recommendations, feasibility studies and possible implementation scenarios, and training in chip card technology and applications. Our system design services provide our customers with an overall design of chip card systems, including security parameters and detailed system component design. Once the system design has been completed, we provide system integration services to deliver a complete system through a project management approach, which includes coordinating with contractors to obtain and integrate the required system components, including customized software applications and operational system support during acceptance testing, pilot programs and the roll-out of the final, customized card system. Examples of areas in which we provide system design and integration are our government and other identification systems and our health care systems.

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

GemVentures

         To further promote the widespread use of chip card technology and applications in a broad range of markets, we have created GemVentures, a wholly-owned venture capital company. GemVentures has invested in start-up or developing companies that create and market innovative technologies, applications and services in our core markets, such as wireless communications and computer security infrastructure and service providers. GemVentures leverages our network and our management's expertise in the chip card industry to provide target companies with strategic advice and support in the development of new chip card technologies, applications and services.

Seasonality

         We have typically recorded the greatest share of our revenues in the fourth quarter of each year and the lowest share of our revenues in the first quarter of each year. See "Item 5. Operating and Financial Review and Prospects--Overview--Seasonality" for a discussion of the reasons for these results.

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

         Our manufacturing and research and development activities are organized on a global basis, while our sales and marketing activities are organized on a regional basis. As of December 31, 2001, we operated 49 sales offices in over 26 countries, 17 personalization centers and 19 manufacturing centers in 14 countries worldwide and 8 research and development centers in 6 countries worldwide. We own most of our properties. We implemented in the second quarter of 2001 a plan to restructure our operations, including the closure of our factory in Seebach, Germany. In 2002, we have also begun to implement a further restructuring and rationalization program, which we announced in February 2002. This plan includes the rationalization of office facilities on a worldwide basis.

Customers

         We have a broad base of customers, including most of the largest wireless operators in each of the markets where we operate, as well as major banking and financial institutions around the world. Our principal customers in each of our major business lines include:

          o Telecommunications - France Telecom (including Orange), China Telecom, , Telefonica, Vodafone, Turkcell, Mmo2, Cegetel, Bouygues Telecom and Telmex.

          o    Network Systems -

          o BNP Paribas, Societe Generale, Banques Populaires, Barclays, First USA, Fleet, Providian, MBNA America, DSV and Target, for financial service systems;

          o Royal Dutch/Shell Group, EADS, Exxon and Boots, for loyalty and retail programs;

          o Argentina, El Salvador, Malaysia, Singapore and the United States, for government identification programs; and

          o Germany, France, Belgium and Slovenia, for national health care systems.

         In 2001, our top fifteen customers together represented approximately 32% of our total revenues. No single customer accounted for more than 10% of our revenues in 2001.

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

         As of December 31, 2001, we operated 19 card manufacturing centers, with a global annual production capacity of over 1.3 billion cards, located in twelve countries around the world. Our main chip card manufacturing centers are currently located in France, Germany, China, Singapore, Mexico and the United States. All of these centers have microprocessor and memory card manufacturing capabilities. Our main plastic card manufacturing centers are located in China, Germany, Singapore, the United Kingdom and the United States.

         We constantly seek to enhance the efficiency of our global manufacturing operations to increase production capacity, to reduce production and delivery time and to lower operational costs through upgrades in our chip card manufacturing technology, outsourcing of non-critical manufacturing processes and the construction of new manufacturing capacity in lower-cost regions. To further these goals, we implemented in the second quarter of 2001 a plan to restructure our manufacturing operations. This restructuring included the closure of a factory in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. In February 2002, we announced that we intend to implement a further restructuring program to rationalize our production and sourcing strategy. We believe these plans will reduce manufacturing variances and enable us to allocate our resources more efficiently.

Suppliers

         We rely on a number of different suppliers of materials and components that we use to manufacture our products. The three basic components of our products are electronic chips, plastic cards and other materials used in the manufacturing process, such as lamination film and inks. Substantial growth in the wireless market drove increasing demand for microprocessor chips, which in turn led to scarce chip supply and higher chip prices.

         Although this trend of shortages in chip supply has not continued in the short term, we have restructured our chip-sourcing strategy to diversify our supplier base and to obtain an adequate supply of chips over the medium-to-long term to reduce our exposure to chip supply problems that may affect our industry in the future. Our main chip suppliers are currently Infineon Technologies (formerly known as Siemens Semiconductors), STMicroelectronics (formerly known as SGS-Thomson), Philips Semiconductors and Atmel.

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

Partnerships and Alliances

         We actively participate in the principal industry groups that develop wireless communications transmission standards, with a particular focus on the industry-wide implementation of chip card systems for access, security and payment requirements arising with the development of new wireless communication applications. We also participate in the development of new chip card standards designed to facilitate the expansion of the market for premium value microprocessor chip-based products and services. Standards are documented agreements containing technical specifications or other precise criteria to be used consistently as rules, guidelines, or definitions of characteristics, to ensure that materials, products, processes and services are fit for their purpose and are able to function in the same manner around the world.

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

         We are currently a member of the following industry groups and standard-setting bodies:

          o Third Generation Partnership Project, which determines the technical specifications for third generation wireless transmission standards based on the evolution of GSM-enabled wireless networks;

          o CDMA Development Group, which encourages the adoption and evolution of open CDMA wireless systems;

          o WAP Forum, which is an industry association with over 500 members that has developed the Wireless Application Protocol (WAP) for wireless Internet services on mobile phones and other wireless terminals;

          o SIM@lliance, which was founded by four of the largest SIM card manufacturers, and currently chaired by our company, to promote SIM interoperability between manufacturers;

          o Raddichio, a global initiative to develop a framework for Trusted Transaction Roaming and Identity services, which includes Sonera, EDS, Ericsson, Vodafone, MTN and Certicom;

          o JavaCard Forum, an association founded by Sun Microsystems, SchlumbergerSema and our company to implement the Java programming language in multiple-application chip cards to enable the quick development and deployment of new software applications for chip cards; and

          o Global Platform, a multi-industry organization that includes financial institutions, governments, telecommunications providers, technology companies and other enterprises, which is dedicated to developing and advancing interoperability for chip card technologies to promote worldwide acceptance and enable constituents to capitalize on the multi-application model.

Competition

         The chip card market is highly competitive. We face competition in all of our market segments from chip card manufacturers, software developers, security product and service providers and chip manufacturers. In addition, our customers and companies with whom we currently have strategic relationships may become competitors in the future.

         Chip card manufacturers are currently our main source of competition in all of our markets. According to Gartner Dataquest, our overall share of the global chip card market was approximately 30.4% in terms of chip card units sold on a worldwide basis in 2001, followed by SchlumbergerSema with 30.2%, Giesecke & Devrient with 12.2%, Oberthur Card Systems with 7%, Incard with 3.5% and Orga with 3.2%. The relative strengths and market shares of each of our competitors, however, vary in each of the chip card markets, depending on the core competencies and strategic alliances and partnerships of our competitors.

         Telecommunications Markets
         Wireless Products and Services

         The market for wireless infrastructure products and services is characterized by intense competition and rapidly changing technology. We are the leading provider of SIM-based products, software and services in this market. Based on information published by Eurosmart, we calculate that our global market share for SIM cards was 30.5% in 2001 in terms of units sold. Based on information from other sources, including figures published by our competitors and industry analysts, we estimate that our market share in 2001 was in fact between 33% and 34%, in terms of units sold. Our main competitors in this market include SchlumbergerSema, Giesecke & Devrient, Oberthur Card Systems and Orga.

         Competition in the market for wireless infrastructure products and services is determined by the ability to consistently provide products and software at attractive prices that enable our customers to provide premium value services to their clients. We believe that our extensive research and development activities allow us to position ourselves as an innovator in SIM technology, and our global manufacturing capacity provides us with production volumes that enable us to provide competitive prices to our customers. Because wireless infrastructure providers work closely with wireless operators to design and implement customized SIM-based systems, the development of strong customer relationships and the joint creation of product roadmaps are also important elements in the level of competition we face in this market.

         Because of the enhanced capabilities of microprocessor chip technology, we will also face new competition from operating system and software application developers. The development of open operating systems or platforms will lead to the creation of a new market for application development tools, in which software development providers create and market premium value applications either as generic packages or customized software for specific customers. The enhanced capabilities of chip cards will create the potential for a variety of products and services that may attract a number of new entrants into software, services and infrastructure markets, including:

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

          o electronic chip manufacturers, such as STMicroelectronics, Infineon, Phillips and Atmel; and

          o wireless infrastructure software providers, such as OpenWave, Sonera SmarTrust and Aether Systems.

         Phonecards

         Although public telephony is a mature market, the phonecard market remains highly competitive. Our strong and constant presence in this market since its origins in the late 1980s has allowed us to become the leading provider of phonecards on a worldwide basis. According to Eurosmart, approximately 1,050 million phonecards were sold worldwide in 2001. Our main competitor in this market is SchlumbergerSema, followed by other chip card manufacturers such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices, as well as the capability of meeting changing customer demands, such as increased requirements, in the short term are key competitive factors in this market. We believe that our global manufacturing capacity has enabled us to meet our customers' requirements in the past, which has allowed us to develop strong ties with the public telephony industry.

         Network Systems Markets

         Financial Services

         The financial services network systems market is currently a fragmented market subject to intense competition. Many of the companies that provide chip card products and services to banks also manufacture plastic bank cards with magnetic stripes. Our competitors include Giesecke & Devrient, Oberthur Card Systems and SchlumbergerSema. The financial chip card market is currently focused in Europe, where competitors such as Oberthur Card Systems have a strong presence in the banking industry. The financial chip card market in the United States is beginning to emerge due to the deployment of multi-application cards, and we believe that Oberthur Card Systems will be among our competitors in this market. We expect that our worldwide presence in this financial chip card market will allow us to take a more prominent position with the migration to chip cards in the global financial services industry.

         Identity and Security

         The market for identification and security products is currently in its development stage. There are a number of nationwide contracts for government identification and security chip card-based systems that are currently being offered through public tender procedures. We and our competitors compete in these tenders in association with major system integrators to provide the chip card products used in these systems.

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

         Our research and development activities are organized on a global basis, with our main research and development centers located in France, Singapore, Germany and the United States. We have one of the largest research and development teams in the chip card industry, despite the downsizing of a research and development center in Canada in 2001 as part of our restructuring plan that included the dismissal of 123 employees. As of December 31, 2001, we had 760 engineers working in our research and development centers around the world, compared to 924 engineers as of December 31, 2000 and 578 engineers as of December 31, 1999.

         In 2001, our gross research and development expenditures were
(euro)124.6 million, or approximately 12.2 % of our net sales, compared to research and development expenses of (euro) 104.3 million, or approximately 8.7% of our net sales in 2000, and of (euro)67.4 million, or approximately 8.8% of our net sales in 1999. A portion of these expenditures was financed through research tax credits available under certain government programs, which amounted to (euro)9.6 million in 2001, (euro)6.7 million in 2000 and (euro)1.1 million in 1999.

Capital Expenditures

         The following table sets forth our capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2001.

                                                 Year ended December 31,
                                            -----------------------------------
                                             1999        2000           2001
                                            ------      -------        ------
                                                   (millions of euros)
   Research and development equipment        6.1          4.7           5.2
   Manufacturing                            41.4         57.7          18.1
   Buildings                                 6.1         16.8          63.0
   Other                                    15.0         23.3          16.3
        Total capital expenditures          68.6        102.5         102.6


         Because of the tremendous growth in our business until 2001, our capital expenditures have been substantial, principally due to the expansion of manufacturing facilities. Beginning in 2001, we began to experience negative manufacturing variances because some of our higher cost manufacturing facilities were running at less than full capacity. To reduce these manufacturing variances, we implemented in the second quarter of 2001 a plan to restructure our manufacturing operations worldwide, including the closure of our plant in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. As a result, our capital expenditures related to manufacturing facilities declined in 2001. In 2002, we have also begun to implement a further restructuring and rationalization program, which we announced in February 2002. This plan includes the rationalization of office facilities on a worldwide basis.

         We have budgeted limited capital expenditures of approximately (euro)53 million for the year ended December 31, 2002, including (euro)25 million related to a research and development and office building located in La Ciotat, France, financed through a sales-leaseback transaction, and (euro)20 million related to equipment for our manufacturing and research and development activities.

         See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" for a description of our sources of financing for our budgeted capital expenditures.

Intellectual Property

         We seek to take appropriate and reasonable measures under the intellectual property laws of all applicable jurisdictions to protect our rights to our chip card technology. Performance in the chip card industry depends, among other factors, on patent protection. Our policy is to regularly identify patentable subject matter developed within our company and systematically seek to acquire patent rights upon such technologies. We currently file an average of 100 patent applications per year and have been granted patent rights or have patent applications pending with respect to approximately 608 inventions to date. Among our issued patents, we have been granted 283 patents in France, 105 patents in other European countries and 118 patents in the United States. Our current patents expire between 2008 and 2021. We mainly develop and patent technology in the fields of card body manufacturing, chip operating software, card readers, chip design and cryptographic processes. We seek to obtain a reasonably broad territorial protection for our patented technologies. We usually file initial patent applications in France, and subsequently extend such protection to European countries, the United States, Canada and Japan, as well as China and other foreign countries in specific instances. We also hold co-ownership rights in patents developed through joint venture companies set up with our business partners. We have entered in such ventures with ADE (the German Corporation "Angewandte Digital Elektronik GmbH") for the exploitation and development of dual interface cards, which can operate both in contact and contactless modes, and related applications, and through the CertPlus venture in the field of security and authentication of electronic business transactions. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.

         We have acquired non-exclusive patent licenses from third parties for technologies relevant to our business, in particular from Sun Microsystems with respect to the Java technology, from IBM with respect to IBM mask data for Java chip cards and from Bull CP8 with respect to Bull mask data for banking chip cards. See "Risk Factors - We include third party technology in our products, and our business would be harmed if we were not able to continue using this third party technology." We have licensed out some of our patented technologies to third parties, in particular to Molex and SCM.

         Our research and development activities also involve the conception of micromodule designs, which we file with relevant industrial property authorities to obtain specific design protection or design patents, depending on the jurisdiction. We have acquired proprietary rights on approximately a dozen micromodule designs, as well as for several card reader designs, which are protected in France and the United States, as well as in a number of European and Asian countries. We have been involved in a litigation with Inside over the ownership of a number of rights in chip designs, which we have claimed were misappropriated by Inside. A settlement agreement was signed with Inside in November 2001.

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

         Due to the importance of patented technology in the chip card industry, our business involves a substantial risk of overlaps with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such disputes are usually resolved by entering into settlement co-existence or cross license agreements with third party patent owners. We have thus entered into a limited patent cross-license agreement with Gieseke & Devrient covering a number of our patents with respect to several types of chip cards and assembly processes for integrated circuits. We have also entered into a patent co-existence and technology partnership agreement with Welcome Real Time with respect to a system or method for the processing ofencrypted data with chip cards. We have also entered into a patent cross-license agreement with Toshiba, with respect to patents related to smart cards. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

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

Significant Subsidiaries

         As a global company, we have subsidiaries located throughout the world. The following table sets forth all of our direct and indirect significant subsidiaries:

Name of Company                                                                                  Percentage Owned
---------------                                                                                  ----------------
Gemplus S.A., a French corporation.....................................................                97.3%(1)
Gemplus GmbH, a German corporation.....................................................               100.0%
Gemplus Limited, a British corporation.................................................               100.0%
Gemplus Microelectronics S.A., a French corporation....................................               100.0%
Gemplus Technologies Asia Limited, a Singapore corporation.............................               100.0%
Gemplus Microelectronics Asia Limited, a Singapore corporation.........................               100.0%
Tianjin Gemplus Smart Card Company Limited, a Chinese corporation......................                51.0%
Gemplus Tianjin New Technologies Company Limited, a Chinese corporation................               100.0%
Gemplus Corporation, a Delaware corporation............................................               100.0%
Gemplus Card International de Mexico S.A. de C.V., a Mexican corporation...............               100.0%
Gemplus Finance S.A., a Luxembourg corporation.........................................               100.0%
Zenzus Holdings Limited, a Gibraltar corporation.......................................               100.0%
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

Item 5.  Operating and Financial Review and Prospects

Overview

         The financial information included in the discussion below as at December 31, 2001 and 2000 and for the three years ended December 31, 2001 is derived from the audited consolidated financial statements included in this annual report. You should read the following discussion together with the audited consolidated financial statements and related notes. Our audited consolidated financial statements have been prepared in accordance with IAS, which differs from U.S. GAAP. Note 32 to our audited consolidated financial statements describes the principal differences between IAS and U.S. GAAP as they relate to our company, and reconcile our net income and shareholders' equity to U.S. GAAP.

         The year 2001 was disappointing for our company, as we generated significantly lower revenues than in 2000 and recorded a net loss for the year. This contrasts sharply with our financial results in 2000 when we experienced strong growth and recorded a net profit.

         Our revenues decreased by 15% in 2001, from (euro)1,204.6 million in net sales in 2000 to (euro)1,023.0 million in 2001. Revenues declined primarily due to decreased demand for wireless products, reflecting the abrupt downturn in the global telecommunications industry starting in early 2001. In contrast, our financial services business within our network systems segment achieved strong growth, primarily due to increased sales of chip cards in the retail and banking sector in the United States. The combination of these two factors resulted in our telecommunications sales representing a significantly lower percentage of our overall sales in 2001 than in 2000, although telecommunications remained our largest segment.

         Our operating income declined as well in 2001, as we recorded an operating loss of (euro)180.7 million in 2001 after recording operating income of (euro)116.2 million in 2000. Both operational and non-recurring factors impacted our operating loss in 2001. The operational factors were primarily:

          o    variances resulting from volume shortfalls,

          o pricing pressures, particularly in the second half of the year, and

          o shipment of high cost inventory that was purchased or committed to in the year 2000 during the chip shortage period.

         The principal non-recurring factors that contributed to our operating loss in 2001 were the following:

          o costs associated with the restructuring of our operations that we began in the second quarter of 2001 ((euro)28.5 million);

          o severance costs in connection with changes in management ((euro)25.7 million);

          o charges relating to the loss of a significant litigation matter ((euro)18.1 million).

         These non-recurring factors were only partially offset by a one-time favorable adjustment of (euro) 10.6 million resulting from the partial reversal of a provision for a patent claim that was settled in 2001.

         We had two significant divestitures of non-core businesses in 2001. In August 2001, we sold our SkiData unit, which provides electronic access-control solutions and formerly constituted part of our network systems segment. In addition, we sold our Tag subsidiary, a provider of electronic smart labels solutions included in our other activities segment, in July 2001. Although these divestitures resulted in a significant capital gain and reduced our net loss, this gain is not reflected in our operating income but in our other income, unlike the other non-recurring items discussed above.

         Our operations generated negative cash flow in 2001, reflecting primarily the impact of our net loss and our use of cash to pay amounts owed to suppliers. Our capital expenditures were approximately the same as in 2000, driven in 2001 by facility expansion, while we realized a significant cash inflow from the divestitures of our SkiData and Tag businesses. As of December 31, 2001, we had a net cash position of approximately (euro)449.5 million, equal to our cash and cash equivalents less financial debt, short-term overdrafts and capital lease obligations, as compared to (euro)568.9 million as of December 31, 2000.

         Factors Affecting Revenues

         Most of our historical revenues have been earned from sales of our products, which are typically invoiced to customers on the basis of the number of cards supplied. We generally record revenues from our product sales when we transfer title and risk of loss to the customer. Although we have increasingly provided wireless customers with software and services in addition to our sales of wireless products, we have generally not invoiced software and services separately from our product sales, as we sell our software and services primarily on an integrated basis with our wireless products. We have recently begun to provide systems design and integration services, for which we recognize revenues as the services are completed.

         Our sales of wireless products continue to represent a large percentage of our sales, although this proportion declined in 2001. Our prices for our most sophisticated wireless identification modules are higher than our prices for our earlier generation wireless identification modules. When we introduce a new card, it can initially have the effect of decreasing our average prices, because our prices decline for our earlier generation cards before our sales volumes migrate to the new cards.

         In our network systems segment, which includes customized chip card systems for financial services, health care and identification, our sales grew in 2001, particularly in the financial services industry, due to increased sales of chip cards in the retail and banking sector. Our revenues in this segment can vary over the life of our contracts to design, develop and implement chip card based systems. We typically record a larger share of our revenues early in the life of a contract, when we receive progress and completion revenues for the implementation of a system, and card sale revenues to supply the initial needs of a customer. As a contract matures, our revenues consist more of sales of cards as new cardholders join the system and replace cards that expire or are lost. We also provide ongoing services such as technical support, which we bill separately.

         Our revenues in our other activities segment reflect mainly our sales of plastic cards with magnetic stripes to banks, a business that we entered in 1995 to build relationships with banking customers. Like our network systems revenues, our revenues in this segment can vary over the life of our contracts, with high early card sales in connection with a new contract, and sales based on the requirements for new cardholders and card replacements as the contract progresses.

         Factors Affecting Operating Income

         Our operating income is affected by a number of factors. Until 2001, the most significant factor in recent years has been our product mix, as our wireless products and services generated margins that were higher than many of our other products and services, particularly our magnetic stripe bank cards. Historically, as our sales of wireless products and services have grown, our gross margin and operating margin have also grown. In 2001, however, the overall market decline led us to reduce our prices on wireless communications products, which reduced our gross margin. While margins are still higher in our telecommunications segment than in other segments, the difference has become smaller.

         Our cost of sales consists principally of the cost of our microprocessor chips, the plastic that is used in our cards, tools and equipment used to manufacture and personalize our chip cards and personnel related to manufacturing, supply, logistics and management of production. Our margins are significantly impacted by the extent to which we are able to match our inventory and production capacity with demand for our products. Our operating income is also affected by our selling and marketing, research and development and administrative expenses, all of which are typically a function of planning that is based on projected capacity needs and business demand.

         When we initiate a major card program or open a new manufacturing facility, we typically incur costs in connection with the establishment of the program or the facility, including the cost of manufacturing tools and equipment and personnel who are trained to implement the program or hired to operate the new facility. Depending on when the start up phase occurs in relation to our accounting periods, we may incur significant startup costs in a period before we earn substantial revenues. When this happens, our operating income is negatively affected during the startup period. In contrast, once the program begins to generate revenues or the new manufacturing facility begins to run, in each case at full capacity, our operating income typically increases.

         Impact of Exchange Rates

         We report our financial statements in euros. Because we earn a significant portion of revenues in countries where the euro is not the local currency, results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the Chinese renminbi, the US dollar, the Singapore dollar and the British pound. In 2001, we earned 17% of our revenues in China, 13% in the United States, 10% in Asia outside China, and 6% in the United Kingdom. A substantial portion of sales to the rest of Asia, other than China, is denominated in Singapore dollars and in US dollars. The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese renminbi, the US dollar and the Singapore dollar since January 1, 1999, calculated based on the daily exchange rates published by Natexis Banques Populaires.

                                       Year ended December 31,
                             -------------------------------------------------
                               2001                2000               1999
                             --------           ----------         -----------
                                (in euros per unit of foreign currency)
British Pound .............  1.60836             1.64133             1.51841
Chinese Renminbi...........  0.13502             0.13116             0.11338
US Dollar..................  1.11735             1.08742             0.93858
Singapore Dollar...........  0.62351             0.62903             0.55391


         Seasonality

         We have typically recorded the greatest share of our revenues in the fourth quarter of each year, principally because wireless communications operators conduct promotions for the Christmas season, and because our sales force often is motivated to accelerate sales at the end of the year to meet targets on which their bonuses are determined. In 1999 and 2000, 34% and 32%, respectively, of our net sales were recorded in the fourth quarter. Due to a market that declined substantially over the course of the year , and especially after the first three months, we generated only 25% of our net sales in the fourth quarter in 2001.

Results of Operations

Recent Developments

         In addition to the restructuring program that was put into place in the second quarter of 2001, we announced on February 6, 2002 a further planned restructuring and rationalization program. This new program involves a planned reduction of our workforce by approximately 1,140 employees and includes rationalization of our production and sourcing strategy. Under this new program, we expect to save approximately (euro)60 million a year in expenses and to cut production costs by approximately (euro)40 million a year through rationalizing some of our production lines and examining our sourcing options. We expect that we will realize some of the savings in the second half of 2002 with the full effect being felt in 2003. We started the implementation of such program and recorded a pre-tax restructuring charge of (euro)19 million in the consolidated statement of income for the first quarter of 2002. We expect to record additional restructuring charges of approximately (euro)40-45 million during the second quarter of 2002. In total, we estimate that the restructuring charge for 2002 will be approximately (euro)60-65 million. We believe that we will be able to achieve the costs savings objectives associated with this restructuring program, and believe that the savings may even exceed the announced (euro)100 million in annualized cost savings. We are expecting a loss for the first half of 2002, but we expect to return to operating profitability during the final quarter of 2002, with a positive operating result before taxes and goodwill amortization.

         We have filed press releases that include our announcement of our results of operations for the first quarter of 2002. See "Item 10. Additional Information--Documents on Display" for instructions on how to obtain copies of our Forms 6-K.

         As of January 1, 2002, we elected to change the reporting of our business segments. All the activities formerly reported as part of our Network Systems segment and our Other operating segment have been transferred to our Financial Services and Security segment, except the access control systems activities of our former subsidiary Skidata and the electronic smart labels solutions activities of our former Tag subsidiary, which have been reported separately under "Disposed Operations", as they were sold during the third quarter of 2001. Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications as well as magnetic stripe cards for banking applications. Our activities in this segment also include the sales of smart card readers to our customers as well as smart card interfacing technologies to device manufacturers. There is no change with respect to the telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products. This change in business segment reporting is consistent with the changes in our financial reporting structure incorporated in our management reporting.




Year ended December 31, 2001 compared to year ended December 31, 2000

         Net Sales

         Net sales for the year ended December 31, 2001 amounted to
(euro)1,023.0 million, a 15% decrease compared with net sales of (euro)1,204.6 million for the year ended December 31, 2000. Excluding SkiData and Tag activities, net sales decreased 12%, from (euro)1,117.0 million in 2000 to
(euro)978.7 million in 2001.

         The following table shows the breakdown of our net sales in 2001 and 2000 by market segment:


                 Years ended December 31      2001          2000      % change
                                              ----          ----      --------
                                             (millions of euros)
Telecommunications.......................    681.9         883.7        (23%)
                                             -----         -----        -----
Network systems
    Continuing businesses................    188.7         115.3         64%
    SkiData..............................     40.6          81.1        (50%)
    Total................................    229.3         196.4         17%
                                             -----         -----         ---
Other
    Continuing businesses................    108.1         118.0         (8%)
    Tag..................................      3.7           6.5        (43%)
    Total................................    111.8         124.5        (10%)
                                             -----         -----        -----

Total....................................  1,023.0       1,204.6        (15%)
                                           =======      ========       =====


         Net sales in our telecommunications segment declined 23%, from
(euro)883.7 million in 2000 to (euro)681.9 million in 2001, primarily due to a 30% decline in sales of wireless products, from (euro)698.5 million in 2000 to
(euro)491.7 million in 2001, including sales of our next generation network products for (euro) 9.5 million and (euro) 32.0 million, in 2000 and 2001, respectively. The decrease in net sales in 2001 resulted primarily from the decrease in wireless product sales and declining sales prices, both of which were the result of a dramatic drop in mobile telephone sales and high levels of SIM card inventories accumulated by mobile telecommunications operators in 2000. While there was a shift to high-end wireless products in 2001, the impact was not sufficient to overcome the overall condition of the market. Phone card sales remained stable in 2001 compared to 2000, although we experienced a shift between regions, as growth in Latin America offset weaker demand in Asia. Excluding SkiData and Tag activities, the telecommunications segment represented 70% of our revenues in 2001 as compared to 79% in 2000.

         Net sales in our network systems segment grew by 17%, from (euro)196.4 million in 2000 to (euro)229.3 million in 2001, or by 64% excluding sales from SkiData. Growth in our network systems segment resulted mainly from a significant increase in sales of chip cards to the banking sector in the United States and Germany and to retailers in the United States. As a result of strong sales in our network systems segment and decreased sales in our telecommunications segment, our network systems segment generated 19% of our revenues in 2001, as compared to 10% in 2000, in each case excluding SkiData and Tag activities.

         Net sales in our other segment decreased 10% in 2001 from 2000, reflecting weaker demand for magnetic stripe cards and a shift in our pay-television chip card activities, where in 2001 we embedded chips in cards that were consigned to us by some of our customers, rather than producing and selling the cards to them. Net sales in this segment represented 11% of our revenues in 2001, as compared to 10% in 2000, in each case excluding sales from our Tag and Skidata units.

         Our revenue decline was most pronounced in Europe and Asia, where the dominant mobile telephone systems incorporate our SIM card technology to a much greater degree than in the Americas. Our sales increased in the Americas in 2001 due to the network systems segment. The following table breaks down our net sales among our three regions:



               Years ended December 31     2001           2000        % change
                                         ----------  ------------   -----------
                                            (millions of euros)
Europe, Middle East and Africa......       518.3          701.3         (26%)
Asia................................       273.1          317.9         (14%)
Americas............................       231.6          185.4          25%
                                           -----          -----          ---
Total...............................     1,023.0        1,204.6         (15%)
                                         =======        =======         =====


         The decline in net sales in the Europe, Middle East and Africa region, which represented 51% of our revenues in 2001, resulted primarily from the slowdown in the wireless industry and the sale of SkiData, which were only partially offset by growth in financial services smart card sales in Central and Eastern Europe. In Asia, decreased sales primarily reflected a decline in wireless product sales and a deterioration of pricing conditions throughout the region, as Asian wireless network operators, particularly those in China, reduce their SIM card inventories to better match lower demand for wireless products. An increase in sales in the network systems segment in Asia partially offset decreased sales in our telecommunications segment. The increase in net sales in the Americas region resulted primarily from the significant growth in our financial services chip card sales to US banks and retailers and from increased sales of phone cards in Latin America.

         Gross profit

         Gross profit decreased 32%, from (euro)453.9 million in 2000 to
(euro)307.5 million in 2001. Our gross margin decreased from 37.7% in 2000 to 30.1% in 2001, resulting both from declining gross margins in our telecommunications segment and the shift in our business mix between our telecommunications and network systems segments. Because network systems gross margins remain lower than gross margins of wireless products and services, decreased sales in our telecommunications segment adversely affected our gross margins. Excluding a one-time favorable adjustment of a (euro)10.6 million royalty expense resulting from the partial reversal of a provision for a patent claim that was settled in 2001, our gross margin would have been 29% in 2001.

         The following table breaks down our gross profit and gross margin by segment.

        Years ended December 31                       2001                           2000
                                                      ----                           ----
                                       (millions of                    (millions of                  % change in
                                          euros)       (% of sales)       euros)      (% of sales)  gross profit
                                          ------       ------------       ------      ------------  ------------


Telecommunications ...................... 228.8            33.6%          378.9            42.9%       (40%)
                                          -----            ------         -----            -----       -----
Network systems
       Continuing businesses ............  50.5            26.7%           31.5            27.3%        60%
       SkiData...........................  16.6            40.9%           30.5            37.6%       (45%)
                                           ----            -----           ----            -----       -----
          Total..........................  67.1            29.3%           62.0            31.6%         8%
Other
       Continuing businesses.............  12.2            11.3%           12.2            10.3%         0%
       Tag...............................  (0.6)            n.s.            0.8            12.3%         n.s.
                                           -----            ----            ---            -----         ----
          Total..........................  11.6            10.4%           13.0            10.4%       (11%)
Total.................................... 307.5            30.1%          453.9            37.7%       (32%)
                                          =====            =====          =====            =====       =====


         The gross margin of our telecommunications segment decreased from 42.9% in 2000 to 33.6% in 2001. This decrease resulted primarily from unfavorable manufacturing variances reflecting overcapacity, primarily in our European-based factories, overcapacity of high cost inventory that we purchased or ordered in 2000 and declining prices of wireless products due to the downturn in the telecommunications market. This decrease was only partially offset by the favorable impact of the one-time royalty expense adjustment described above.

         The decrease in our network systems gross margin, from 31.6% in 2000 to 29.3% in 2001, resulted primarily from the disposal of our SkiData unit, where we typically generated higher margins. Excluding SkiData, the gross margin of the network systems segment remained stable, representing 26.7% in 2001, as compared to 27.3% in 2000.

         In our other activities segment, gross margins remained essentially stable from 2000 to 2001.

         Operating income (loss)

         We recorded an operating loss of (euro)180.8 million in 2001 compared to operating income of (euro)116.2 million in 2000. Before goodwill amortization, the operating loss amounted to (euro)153.6 million in 2001 compared to operating income of (euro)127.4 million in 2000. The 2001 operating loss resulted from declining gross margins in our telecommunications segment and from several non-recurring charges, described below, which were only partially offset by the (euro)10.6 million one-time royalty expense adjustment described above. Excluding these one-time factors, our operating loss was (euro)119.1 million in 2001. Our operating income in 2000 benefited from a one-time recognition of a (euro)12.5 million credit corresponding to French research tax credits from previous years.

         Our operating loss resulted from a combination of our lower sales and gross margins, as well as the expansion of our operating structure during the second half of 2000 in anticipation of continued growth. The costs associated with our operating structure were reduced in the second half of 2001 after we began to implement our restructuring plan. For the year as a whole, research and development expenses grew by 24%, from (euro)90.8 million in 2000 (excluding the impact of the research tax credit) to (euro)112.9 million in 2001, while general and administrative expenses increased by 23%, from (euro)89.7 million in 2000 to
(euro)110.7 million in 2001 excluding one-time charges described below. Selling and marketing expenses also grew, but more modestly on a percentage basis.

         Our operating loss reflected the impact of three non-recurring factors. First, we implemented a major restructuring program in 2001. Second, we incurred costs in connection with a change in our management at the end of 2001. Third, we recorded costs in connection with the loss of a significant litigation matter. We also recorded a euro 10.6 million one-time favorable royalty expense adjustment, which only partially offset these three unfavorable factors, impacting our gross margin, as described above.

         Restructuring expenses

         In 2001, we responded to the rapidly changing telecommunications market by implementing a program to control costs and restructure our activities. The program, announced on May 2, 2001, involved the closure of a manufacturing facility, the downsizing of a research and development facility, a reduction of our workforce following the combination of our financial services and Internet security activities, and the rationalization of office operations on a worldwide basis. We recorded a restructuring charge of (euro)28.5 million in the second quarter of 2001 as a result of the restructuring plan. The goal of the program was to achieve (euro)40 million in annualized cost savings, an objective that we continue to maintain. We believe that this goal will be maintained during 2002. Our ability to achieve this objective will depend on a number of factors, including the actual expenses that we incur as we continue to fully implement the program and the impact of market conditions.

         Management severance expenses

         On December 19, 2001, we announced changes in our management, as our Chief Executive Officer, Mr. Antonio Perez, and our Chairman of the Board, Dr. Marc Lassus, ceased their functions as Chief Executive Officer and Chairman of the Board, respectively, and our current management was appointed. In connection with these changes, we recorded a (euro)25.7 million charge in the fourth quarter of 2001. The charge reflected several factors. First, we recorded a charge of (euro)6.8 million in connection with the cancellation of a portion of certain loans made to Mr. Perez by one of our indirect subsidiaries, Zenzus Holdings Ltd., to permit Mr. Perez to exercise stock options and pay taxes relating to his receipt of a grant of free shares in 2000. The charge reflects the difference between the loan balance at the time Mr. Perez resigned and the fair market value of the shares that Mr. Perez transferred to the indirect subsidiary of our company. Those shares were transferred to the indirect finance subsidiary pursuant to two agreements, the first signed in October and the second at the time of Mr. Perez's resignation in December. Second, we recorded a charge of (euro)6.5 million in respect of a payment to Mr. Perez to compensate for the tax consequences of the loan forgiveness. Third, we recorded a (euro)1.2 million charge with respect to a severance payment due to Mr. Perez. Fourth, we recorded a charge of (euro)11.2 million with respect to Dr. Lassus, representing the fulfillment of an agreement signed in 2000 that required us to make such payment upon the replacement of Dr. Lassus as our board chairman.

         Litigation Expense

         In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a district court judgment against us in favor of Humetrix Inc. based on a claim by Humetrix that we had breached an agreement to jointly market several products in the U.S. health care sector. The judgment was in the amount of US$15.0 million plus interest. Our petition seeking a rehearing was denied in November 2001. As a result of this decision, we recorded a charge of (euro)18.1 million in 2001. No further action is possible with respect to this litigation.

         Goodwill amortization

         Goodwill amortization amounted to (euro)27.2 million in 2001, compared to (euro)11.2 million in 2000, as a result of acquisitions in 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare S.A., which were completed during the last quarter of 2000. In addition, goodwill amortization recorded in 2001 included a one-time (euro)1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard's decision to cease its operations.

         Net interest income and expense

         We recorded net interest income of (euro)20.7 million in 2001 compared to (euro)12.6 million in 2000. The increase reflected principally interest earned on the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital contributions from the exercise of warrants and stock options by our shareholders and employees, as well as substantial equity investments by the Texas Pacific Group in February and May 2000.

         Other income and expense, net

         We recorded net other income of (euro)45.7 million in 2001 compared to net other expense of (euro)28 thousand in 2000. This increase resulted primarily from a one-time (euro)68.3 million gain generated from our SkiData and Tag divestitures, which was only partially offset by foreign exchange losses and minority interests. Net other expense in 2000 was primarily attributable to minority interests and gains on investments.

         Income tax

         We recorded an income tax credit of (euro)14.2 million in 2001, reflecting an effective tax rate of 16.3%. In 2000, we recorded an income tax expense of (euro)29.6 million, which reflected an effective tax rate of 21.2%. Our effective tax rate in 2001 declined mainly due to the management severance expenses which created losses in certain countries with low effective tax rates.

         Net income (loss)

         We recorded a net loss of (euro)100.2 million in 2001, or (euro)0.16 per share, as compared to net income of (euro)99.1 million in 2000, or
(euro)0.18 per diluted share. The net loss primarily reflected the decline in our operating income, which was only partially offset by the one-time gain from the SkiData and Tag divestitures.



Year ended December 31, 2000 compared to year ended December 31, 1999

         Net Sales

         Our net sales for the year ended December 31, 2000 amounted to
(euro)1,024.6 million, a 57% increase compared with net sales of (euro)766.6 million for the year ended December 31, 1999. Approximately 9% of this increase was due to the impact of currency exchange rate movements, as all four of the major non-euro currencies in which we recorded sales strengthened against the euro.

         Telecommunications sales increased by 83% from 1999 to 2000. Net sales from telecommunications were 74% of our total in 2000, after standing at 63% in 1999. The following table shows the growth in our net sales between 1999 and 2000 by market segment.


                                           Year ended December 31,
                                           -----------------------
                                           1999             2000       % change
                                           ----             ----       --------
                                            (millions of euros)
Telecommunications...................     482.2            883.7          83%
Network systems .....................     160.5            196.4          22%
Other................................     123.9            124.5           1%
                                          ------      -----------         ---
Total................................     766.6          1,204.6          57%
                                          ======      ===========         ===

         Wireless products and services were responsible for most of the increase in our telecommunications net sales. We recorded net sales of wireless infrastructure products and services of (euro)689 million in 2000, representing nearly twice the amount recorded in 1999, which was (euro)355 million. The increase reflected primarily growth in volume, as we sold approximately 91% more units in 2000 compared with 1999, as well as a slight appreciation in average selling prices of approximately 9%, which was due to the impact of currency exchange rates. Excluding the effect of changes in exchange rates, an improvement in product mix and increased sales in targeted high growth regional markets were largely offset by a decline in prices for lower capacity chip cards due to intense competition. Further improvements in product mix were constrained despite sustained demand due to the global shortage of the high-capacity microprocessor chips used in our most advanced wireless products. Phone card sales increased 21% in 2000 compared with 1999 due to an 18% increase in volume, principally in Latin America and southern Europe, and a slight increase in average sales prices as a result of favorable currency exchange rates.

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


                                         Year ended December 31,
                                         -----------------------
                                         1999               2000        % change
                                         ----               ----        --------
                                           (millions of euros)
Europe, Middle East and Africa.......   506.0              701.3          39%
Asia.................................   142.8              317.9         122%
Americas.............................   117.8              185.4          57%
                                        -----            --------       -----
Total................................   766.6             1,204.6          57%
                                        =====            ========       =====

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

         Gross profit

         Our gross profit increased from (euro)279.8 million in 1999 to
(euro)453.9 million in 2000, representing growth of 62%. Our gross margin increased from 36.5% in 1999 to 37.7% in 2000.

         Our increase in gross margin resulted from the strong growth in sales in the telecommunications market segment, where we typically record our highest margins. The following table breaks down our gross profit and gross margin by segment.


                                        Year ended December 31,
                                        -----------------------
                                      1999            2000         % change
                                      ----            ----         --------
                                     (millions of euros)

Telecommunications ...............    207.1           378.9            83%
   Gross margin ..................     42.9%           42.9%
Network systems...................     51.2            62.0            21%
   Gross margin ..................     31.9%           31.6%
Other ............................     21.5            13.0           (39)%
   Gross margin ..................     17.4%           10.4%
Total.............................    279.8           453.9            62%
                                     ======           =====
Total gross margin................     36.5%           37.7%

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

         In network systems, our gross margin slightly decreased from 1999 to 2000, as improved margins in our health care and Internet security businesses were offset by a deterioration in the gross margin in SkiData's access control systems due to an increase in sales of SkiData's ski resort access control systems, which generate lower margins than SkiData's other access control systems.

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

         Operating income (loss)

         We recorded (euro)116.2 million of operating income in 2000, compared to an operating loss of (euro)15.1 million in 1999 attributable to a one-time charge of (euro)65.4 million related to the legal reorganization of our corporate structure in 1999. Excluding the impact of the legal reorganization expense, we would have recorded operating income of (euro)50.3 million in 1999. The 2000 figure reflected a one-time recognition of (euro)12.5 million in French research credits from prior years. We deduct research credits from our net research and development expenses, although we do not do so until we are certain that the French tax authorities will allow us to fully use the credit. In June 2000 we obtained a ruling allowing several research tax credits from 1993 through 1999, resulting in the one-time recognition.

         Excluding the impact of the research credit in 2000 and the impact of the legal reorganization expense in 1999, our operating income represented 9.6% of our net sales in 2000, up from 6.6% in 1999. Selling and marketing expenses increased by 63%, from (euro)97.2 million in 1999 to (euro)158.5 million in 2000, reflecting primarily an increase in marketing efforts to promote new products, as well as an increase in regional selling expenses.

         Net research and development expenses (before deduction of the credit) rose to (euro)90.8 million in 2000 from (euro)62.2 million recorded in 1999, an increase of 45.8% that resulted principally from our hiring of new software engineers. Net research and development expenses do not include spending funded by government research credits, or deferred research and development expenditures, which are our capitalized research and development expenditures net of related provisions. Our gross research and development expenditures were
(euro)67.4 million in 1999 and (euro)104.3 million in 2000, representing 8.8% and 8.7%, respectively, of our net sales. See "Item 4. Information on the Company--Business Overview--Research and Development" for a description of our research and development activities.

         General and administrative expenses increased by 40.8%, increasing from
(euro)63.7 million in 1999 to (euro)89.7 million in 2000. Excluding costs associated with the initial public offering of our ordinary shares in December 2000, which amounted to (euro)3.8 million, our general and administrative expenses increased by 35.0% from 1999 to 2000.

         Net interest expense

         We recorded interest income of (euro)12.6 million in 2000, compared to net interest expense of (euro)4.5 million in 1999. Interest expense in 2000 resulted from new capital leases on our Gemenos, France facilities that we signed in 1999. Interest income in 2000 increased primarily due to significant equity investments by the Texas Pacific Group in February and May 2000, the proceeds of the initial public offering of our shares in December 2000 and other capital injections from the exercise of warrants and stock options by our shareholders and employees.

         Other income and expense, net

         Other net expense decreased from (euro)458 thousand in 1999 to (euro)28 thousand in 2000, principally as a result of an increase in income attributable to gains on investments, which was partially offset by an increase in minority interests in 2000.

         Income tax

         Income tax expense amounted to (euro)29.6 million in 2000, a substantial increase from the (euro)12.1 million of income tax expense in 1999. The increase was due principally to overall growth in operating profit, which was partially offset by a slight decrease in our effective tax rate from 23% in 1999 to 21% in 2000.

         Net income (loss)

         Our net income in 2000 was (euro)99.1 million, compared to our net loss in 1999 of (euro)32.1 million. The net loss resulted from a one-time charge of
(euro)65.4 million in connection with the legal reorganization of our corporate structure in 1999. Excluding the impact of the legal reorganization expense, our net income would have amounted to (euro)33.3 million in 1999. The difference was due principally to the substantial operating income recorded in 2000.

Liquidity and Capital Resources

         Our financial position remained strong in 2001. Cash and cash equivalents were (euro)490.7 million at December 31, 2001 as compared to
(euro)636.3 million at December 31, 2000. During 2001, we used cash to fund payments of accounts payable and made capital expenditures at a level approximately equal to 2000.

         Operating activities used (euro)23.3 million of cash in 2001, compared to (euro)69.2 million of cash generated by operating activities during 2000. Cash from operating activities declined in 2001 due to the decrease in our operating income and increased working capital needs, primarily resulting from payments on accounts payable, which were approximately (euro)27 million more than payments received in respect of accounts receivables. Accounts receivable in days of sales outstanding improved by 4 days, representing 57 days as at December 31, 2001. During 2001, we used (euro)15.5 million to fund our restructuring plan implemented in the second quarter of 2001. As of December 31, 2001, inventory levels declined by (euro)34.3 million as compared to December 31, 2000, (euro)27 million of which was associated with the SkiData and Tag transactions, and the remainder of which was due to our efforts to manage purchases more tightly in light of market conditions.

         Net cash used in investing activities in 2001 was (euro)65.3 million compared to (euro)266.3 million in 2000. The decrease in cash used in investing activities primarily resulted from the divestiture of our SkiData and Tag businesses, which provided a cash inflow of (euro)109 million net of fees. Investments included a (euro)13 million cash disbursement for the purchase of the 20% minority interest in SkiData in anticipation of the sale of SkiData, and investments made by GemVentures, our wholly-owned venture capital subsidiary, primarily in two technology companies in the wireless communications market. In addition, in March 2001, we extended a (euro)14 million loan to Mr. Perez to fund tax liabilities relating to his receipt of a grant of free shares in 2000. Capital expenditures during 2001 were made primarily to acquire property, plant and equipment to expand our facilities, principally in Asia and in Europe. Capital expenditures amounted to (euro)102.6 million in 2001, as compared to
(euro)102.5 million in 2000. In addition, the change in non-trade accounts payable and other current assets resulted in the use of (euro)10 million, including primarily cash paid to non-trade suppliers.

         Financing activities used (euro)34.7 million of cash during 2001, compared to (euro)817.9 million of positive cash flow generated by our financing activities in 2000. The 2000 cash flow figure primarily reflects an investment in our ordinary shares of (euro)531.8 million, most of which was made by Texas Pacific Group in February and May 2000, proceeds of (euro)210 million from the exercise of warrants and stock options, and proceeds of (euro)82.6 million from the sale of ordinary shares to the public in connection with the initial public offering in December 2000. Negative cash flow from financing activities in 2001 principally resulted from the initial implementation of our share repurchase program, pursuant to which we repurchased shares of our outstanding common stock for (euro)15.1 million, the purchase at fair market value of shares of Gemplus SA held by two of our former executive officers for (euro)14.5 million the payment of (euro)8.1 million for expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and our initial public offering, and the payment of (euro)4.3 million in dividends to minority shareholders of one of our Asian subsidiaries. Cash flow used for financing activities in 2001 also included a (euro)5.7 million cash inflow with respect to the proceeds from a sale-leaseback transaction relating to a research and development and office building located in La Ciotat, France, and was favorably impacted by proceeds of (euro)7.8 million from the exercise of stock options and by the increase in bank overdrafts for (euro)4.5 million.

         We entered into a (euro)150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, (euro)52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining
(euro)97.5 million, (euro)24.4 million expires in July 2002, (euro)24.4 million in July 2003 and (euro)48.7 million in July 2004. As of December 31, 2001, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At December 31, 2001, cash and cash equivalents amounted to
(euro)490.7 million. Our off balance sheet commitments at December 31, 2001 were not significant.

Outlook

         We anticipate that 2002 will be a transition year, as we implement a strategy to restore profitable growth. We believe that there are signs of increasing demand for higher margin, high-end chip cards and premium value applications. SIM card inventory levels at mobile telecommunications operators decreased during 2001, and we believe that a significant part of the existing SIM card base will require replacement in the near future. Coupled with encouraging trends in the financial services business of our network systems segment, we believe there is room for optimism in the medium term, although we have no reason to believe that the market will recover until at least the end of 2002 at the earliest.

         We have taken considerable steps to adapt our company to the new market environment. The initial step was the restructuring program that was put into place in the second quarter of 2001. In February 2002, we announced that we also intend to implement a further restructuring and rationalization program with an objective of generating (euro)100 million in annual savings, in addition to the
(euro)40 million from the initial 2001 program. The new program will involve a planned reduction of our workforce by approximately 1,140 employees, and include rationalization of our production and sourcing strategy. We have had productive discussions with our employees and their representatives regarding the social implications of the restructuring. While we cannot be sure that we will achieve our cost savings targets, we believe that our program will allow us to correct our business economics and accelerate our move towards premium value products and services.

Critical accounting policies

         The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:


Revenue Recognition

         Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the company remain and collection of the resulting receivable is probable. We record deferred revenue for sales invoiced which are delayed at the buyer's request where transfer of title and risk of loss have not occurred. Procedures exist which are regularly reviewed to ensure that the policy is consistently applied throughout our subsidiaries worldwide.

Goodwill

         Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner of our use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. Under the current assumptions we believe that no material impairment of goodwill exists.

Loans and receivables

         According to International Accounting standards, we adjust the carrying amount of loans and receivables to their estimated recoverable amount when it is probable that we will not be able to collect all amounts due - principal and interest - according to the contractual terms of such loans and receivables.

Inventory

         Our industry is highly competitive and characterized by rapid technological change, frequent new product development, and rapid product obsolescence. We regularly review inventory quantities on hand and record provisions for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

         Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. The cost of microprocessor chips decreased significantly in the last few months. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and Development

         Development costs are recognized as an expense when incurred, except for development costs incurred from the time technological feasibility is established until the product under development will be produced and future profitability is demonstrated. Judgement is exercised in determining technological feasibility and future profitability, the capitalization of such costs being reviewed on a quarterly basis. In addition, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

         As required by International Accounting standards, we record restructuring expenses only when prior to the date of the financial statements, the enterprise is committed to the plan of termination, the benefits that current employees will receive upon termination are established and the benefit arrangements are communicated. The new plan which has been announced in February 2002 has thus not been provided for in the 2001 financial statements.

Special Purpose Entities

         We have not had any transactions including special purpose entities as an investment vehicle. We do not intend to enter into transactions which such entities.


Market Risk

         In the conduct of our business, we are exposed to a number of market risks, including currency exchange risks, interest rate risks and credit risks. To hedge our market risk exposures, we use several types of derivative instruments. We discuss our exposure to market risks and our hedging activities in "Item 11.
Quantitative and Qualitative Disclosures About Market Risk."

U.S. GAAP Reconciliation

         We prepare our audited consolidated financial statements in accordance with IAS, which differ in several respects from U.S. GAAP. As a result, our net income and shareholders' equity are different under U.S. GAAP and under IAS.

         The following table sets forth our net income under IAS and under U.S. GAAP for the periods indicated.

                                              Year ended December 31,
                                              -----------------------
                                            1999        2000        2001
                                            ----        ----        ----
                                                (millions of euros)
    IAS net income (loss)................  (32.1)         99.1     (100.2)
    U.S. GAAP net income (loss)..........  (44.4)       (123.2)     (49.5)


         The principal differences affecting the determination of our net income under U.S. GAAP compared with IAS result from the granting of share options to our executive officers and employees. In accordance with IAS, the issuance of share options do not have any impact on net income at the time of grant or of exercise of the options. Under IAS, upon exercise of the options, the price paid for the underlying shares is allocated to share capital and paid-in-capital. Under U.S. GAAP the difference between the exercise price and the fair market value of our shares at the time the options are granted generates compensation expense. In addition, in connection with the issuance of stock options to our former Chief Executive Officer and our former Chairman in the second half of 2000, we made several non-recourse loans to these individuals for the exercise of these options, as described under "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." Because these loans may be prepaid prior to maturity, the amount of interest to be paid on the loans was uncertain and, as a result, the ultimate option price was also uncertain. Under U.S. GAAP, the issuance of stock options with an unknown exercise price must be accounted for as a variable plan, which requires us to measure compensation in each period based on the difference between the exercise price and the fair market value of the shares. A compensation expense of (euro)94.1 million was recorded in 2000 with respect to the options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options.

         Consequently, the accounting for share options in accordance with U.S. GAAP resulted in a net total benefit of (euro)69.3 million for the year ended December 31, 2001, as compared to compensation expenses of (euro)229.7 million and (euro)10.6 million for the years ended December 31, 2000 and 1999, respectively.

         The principal differences affecting the determination of our shareholders' equity under U.S. GAAP are the impact of several non-recourse loans made to our former Chief Executive Officer and our former Chairman for the exercise of the stock options granted in the second half of 2000, which, in aggregate, amounted to (euro)71.9 million and (euro)143.7 million and are recorded as a decrease in shareholders' equity under U.S. GAAP as at December 31, 2001 and 2000, respectively.

         The following table sets forth our shareholders' equity under IAS and U.S. GAAP as of the dates indicated.

                                              Year ended December 31,
                                              -----------------------
                                      1999             2000               2001
                                      ----             ----               ----
                                                (millions of euros)
IAS shareholders' equity ...........  294.2         1,385.0             1,167.8
U.S. GAAP shareholders' equity......  297.7         1,242.8             1,078.3


         For a discussion of the differences between IAS and U.S. GAAP as they relate to our consolidated net income and shareholders' equity, see Note 32 to our audited consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

Board of Directors

         Under Luxembourg law, the board of directors is vested with the broadest powers to perform all acts of administration and disposition in our interests. All powers not expressly reserved by law or by the articles of incorporation to the general meeting of shareholders fall within the competence of the board of directors.

         Our board of directors currently has thirteen members. Members of the board are appointed by the shareholders to serve terms not to exceed three years and may be re-appointed for consecutive terms. They may resign at any time and their functions as members of the board may be terminated at any time by a simple majority of the votes of the shareholders voting at a general meeting. Under Luxembourg law, a director may be an individual or a corporation. Our board of directors met 17 times during 2001.

         On December 19, 2001, the following members resigned from our board of directors: Dr. Bertrand Cambou, Mr. Andrew Dechet, Mr. Ronald Mackintosh and Mr. Antonio Perez. In addition, Dr. Lassus resigned from his position as Chairman and Mr. Halpern from his position as Vice Chairman, although both remain directors of our company.

         Following these resignations, Dr.-Ing. Hasso Freiherr von Falkenhausen was appointed as director on December 19, 2001, and, effective as of January 10, 2002, as Chairman of the board. On December 19, 2001, Mr. David Bonderman was appointed as director and Vice-Chairman of the board.

         At our annual general shareholders meeting on April 17, 2002, our shareholders approved a resolution to increase the number of board members to thirteen, and elected Dr. von Falkenhaussen, Mr. David Bonderman, Mr. Thierry Dassault, Dr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Gilles Lisimaque, Mr. Ronald
W. Mackintosh and Mr. Ziad Takieddine to the board of directors. The resolutions to increase the number of board members and to elect Mr. Bonderman were ratified by a large majority at a further extraordinary general meeting of shareholders on May 15, 2002.

         Following the board of directors meeting held on June 21, 2002, Mr. Dominique Vignon was appointed as Chairman of the Board with immediate effect, succeeding Hasso von Falkenhausen who resigned as Chairman but who continues to serve as a director of our company. Following the board of directors meeting on June 21, 2002, Mr. Gilles Lisimaque also resigned from our board of directors.


         The following table sets forth the name, age, date appointed and occupation of each of our directors as of June 22, 2002.

                                                                    Expiration
      Name                               Age   Date Appointed         of Term               Occupation
      ----                               ---   --------------       ----------              ----------
Dominique Vignon.......................  54    June 21, 2002        April 2004       Chairman of our Board of Directors

Hasso Freiherr von Falkenhausen........  69    December 19, 2001    April 2004       Chairman of our Board of
                                                                                     Directors up to June 21, 2002;
                                                                                     Managing Director of Polytechnos

David Bonderman........................  59    December 19, 2001    April 2004       Vice-Chairman of our Board of
                                                                                     Directors; Managing Director
                                                                                     Texas Pacific Group

Randy L.Christofferson.................  44    November 13, 2000    April 2004       Managing Director
                                                                                     MIOGA Ventures,L.L.C.

Thierry Dassault.......................  45    April 17, 2002       April 2004       Chairman and Chief Executive
                                                                                     Officer of Dassault Mutlimedia.

Abel G. Halpern........................  33    February 1, 2000     April 2004       Managing Director Texas Pacific Group

Peter Kraljic..........................  63    April 17, 2002       April 2004       Senior Director, McKinsey & Company

Marc Lassus............................  63    February 1, 2000     April 2004       Director of Gemplus International SA

Daniel Le Gal..........................  51    April 17, 2002       April 2004       Partner and Managing Director, Finadvance

Kheng Nam Lee..........................  53    October 12, 2000     April 2004       Chairman, Vertex Group

Ronald W. Mackintosh...................  54    April 17, 2002       April 2004       Chief Executive Officer, Gemplus
                                                                                     International S.A.

William S. Price, III..................  45    February 1, 2000     April 2004       Managing Director Texas Pacific Group

Ziad Takieddine........................  51    April 17, 2002       April 2004       President, Middle East and Gulf Resources


Board Committees

         Our board of directors has the following committees:

(i) Audit Committee, which consists of Mr. William S. Price III (Chairman), Mr. Randy L. Christofferson and Mr. Kheng Nam Lee. This committee was created by the board of directors on October 12, 2000, and met 4 times during 2001. This committee reviews our budgets and financial statements and any potential conflicts of interests with a director or other related party;

(ii) Compensation and Search Committee, which consists of Dr.-Ing. Hasso Freiherr von Falkenhausen (Chairman), Mr. David Bonderman and Mr. Kheng Nam Lee. This committee was created by the board of directors on October 12, 2000, and met 2 times during 2001, in February and December. This committee makes recommendations on the compensation of executive officers and directors and supervises the administration of stock option plans for our employees. The committee also evaluates and recommends candidates for new board members and for the selection of our Chairman and Chief Executive Officer.

Executive Officers

         Our board of directors has, with the authorization of a general meeting of our shareholders, delegated the day-to-day management of our company, including the power to act on behalf of our company, to the Chief Executive Officer except for any matters that exceed (euro)30 million, subject to powers expressly reserved by law to the board of directors or our shareholders.

         During 2001 and at the beginning of 2002, some of our executive officers resigned, some of whom have not been replaced. In July 2001, Mr. Bertrand Cambou resigned from his position as Executive Vice President, Chief Operating Officer. He was not replaced, although he remained a director of our company until December 2001. In July 2001, Mr. Remy de Tonnac resigned from his position as Executive Vice President in charge of business development. He was replaced by Mr. Frederic Spagnou who resigned in March 2002, without being replaced. In December 2001, Mr. Antonio Perez resigned from his position as Chief Executive Officer and was replaced by Mr. Ronald W. Mackintosh, as interim Chief Executive Officer. In February 2002, M. William Lloyd resigned from his position as Chief Technology Officer and was replaced by Mr. Tony Engberg. In February 2002, M. Phil Faraci resigned from his position as Executive Vice President, General Manager of the telecommunications business unit. In March 2002, Mr. Steven Gomo resigned from his position as Chief Financial Officer and was replaced by Mr. Yves Guillaumot, as interim Chief Financial Officer.

         The following table sets forth the name, age and current position of each of our executive officers as of June 22, 2002:

                    Name                   Age             Position
                    ----                   ---             --------

Ronald W. Mackintosh...................    54        Chief Executive Officer

Tony Engberg...........................    52        Senior Vice President, Chief Technology Officer

Yves Guillaumot........................    44        Executive Vice President, Chief Financial Officer

Stephen Juge...........................    48        Executive Vice President, General
                                                     Counsel

Didier Lachaud.........................    42        Executive Vice President, Human Resources

Dr. Gilles Michel......................    50        Executive Vice President, General Manager Financial
                                                     and Security Services Business Unit

Jacques Seneca.........................    42        Executive Vice President, General Manager
                                                     Gemventures Services Unit

Philippe Vallee........................    37        Executive Vice President, General Manager Telecom
                                                     Business Unit

Jacques Villieres......................    56        Executive Vice President, Corporate Manufacturing


Director and Executive Officer Biographies

         Ronald W Mackintosh has served as Chief Executive Officer since December 2001 and as Director from April 2001 to December 2001. He was re-elected Director at the annual general meeting of shareholders held on April 17, 2002.Mr. Mackintosh was the Chief Executive Officer of Differentis, an e-business integrator, from July 2000 through December 2001, when he resigned from the position. Prior to joining Differentis, Mr. Mackintosh served as Chief Executive Officer of Computer Sciences Corporation, European Business since October 1992. From June 1990 to September 1992, Mr. Mackintosh served as Chief Executive, CSC UK. From November 1987 to June 1990, Mr. Mackintosh served as Chief Executive Officer at Index Group Europe. Prior to October 1987, Mr. Mackintosh was a Partner at Nolan Norton & Co. Europe. Mr. Mackintosh serves on the Board of Directors of Differentis. Mr. Mackintosh graduated from Arbroath High School, Scotland.

         Dominique Vignon has served as Chairman of the Board of Directors since June 21, 2002. Mr. Vignon served as Chairman of the Board of Directors and Chief Executive Officer of the Framatome group from 1996 to the end of 2001, where he also developed this group's connector business. From the end of 2000 to the end of 2001, he served as President of Framatome ANP and led the merger of the Framatome and Siemens corresponding activities. From 1990 to 2001, Mr. Vignon held various management positions within the Framatome group. From 1995 to 1996, he was President of Framatome's nuclear business. From 1993 to 1995, he was Chairman of Jeumont Industrie. From 1990 to 1993, was General Manager of Nuclear Power International (NPI), the joint venture of Framatome and Siemens. From 1975 to 1990, he worked at Electricite de France, where he was in charge of major new generation projects in France and abroad. Mr. Vignon is a graduate of France's Ecole Polytechnique, and of the leading French Engineering School, the Ecole Nationale des Ponts et Chaussees. He also holds a Bachelors degree in Economics.

         Dr.-Ing. Hasso Freiherr von Falkenhausen has served as a Director since December 2001 and as Chairman of the Board of Directors from January 10, 2002 to June 21, 2002. Mr. von Falkenhausen is a founder and has been Managing Director since 1998 of Polytechnos Venture-Partners GmbH, Munich, Germany. Prior to founding Polytechnos Venture-Partners, Mr. von Falkenhausen held the position of CEO of World Card International, a holding and management services company for the Dr. Herbert Quandt family in Bad Homburg, Germany. In this capacity, he served as Chairman of the Board of Directors of DataCard Corporation, Minneapolis, MN, U.S.A., until 2000, as member of the board of directors of Gemplus Associates SA from 1993 to 1997, and as Chairman of the supervisory board of Gemplus SCA from 1997 to 1999. Prior to 1986, Mr. von Falkenhausen held an executive position with Robert Bosh GmbH, Stuttgart, Germany. Until 1980, he served as a director and senior partner of McKinsey & Co., a management consulting company, in Dusseldorf, Germany. Mr. von Falkenhausen received a Mechanical and Industrial Engineering degree from Berlin Technical University, Germany, and a Masters of Industrial Engineering degree from Cornell University, Ithaca, NY, U.S.A. He holds a Doctorate in Applied Mathematics from Darmstadt Technical University, Germany. Mr. von Falkenhausen serves on the boards of KERO Private Equity, Dieburg, Germany and Stylepark AG, Frankfurt, Germany, as well as on the European and German Advisory Boards of INVESCO.

         David Bonderman has served as Vice-Chairman of the Board of Directors since December 2001. He is a principal, general partner and one of the founders of Texas Pacific Group ("TPG"). Prior to forming Texas Pacific Group, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) in Fort Worth, Texas. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC where he specialized in corporate, securities, bankruptcy, and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U. S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated Magna Cum Laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 Phi Beta Kappa graduate of the University of Washington in Seattle. Mr. Bonderman serves on the Boards of Continental Airlines, Inc.; Bell & Howell Company; Ducati Motorcycles S.p.A.; Co-Star Realty Information Group; Denbury Resources, Inc.; Ryanair, plc; Washington Mutual, Inc.; Oxford Health Plans, Inc.; ON Semiconductors; Magellan Health Services, Inc., Paradyne Networks, Inc., and Korea First Bank. He also serves on the Boards of The Wilderness Society, the Grand Canyon Trust, and the American Himalayan Foundation. In addition, he serves on the Board of Directors of the University of Washington Foundation as well as the Harvard Law School Dean's Advisory Board.

         Randy L. Christofferson has served as a Director since November 2000. Mr. Christofferson is the Managing Director of MIOGA Ventures since 1999. From August 1999 to September 2000, Mr. Christofferson served as Chief Executive Officer of Walker Digital. From 1995 to 1999, Mr. Christofferson served as President of First USA Bank. From 1990 to 1995, Mr. Christofferson held several senior management positions at the American Express Company, including President of Amex Relationship Services, Senior Vice President of Worldwide Quality and Reengineering and Senior Vice President of Corporate Strategy and Advanced Technology. Prior to 1990, Mr. Christofferson was a partner of Bain & Company. Mr. Christofferson received his M.B.A. from Harvard University and graduated with highest honors from Michigan State University, where he earned a B.S. in Chemical Engineering. Mr. Christofferson serves on the Boards of Directors of IntelliRisk Management Corporation, FineStationery.com, Alliance Consulting, Monogram Credit Services and Delaware Art Museum.

         Thierry Dassault has served as a Director since April 2002. He currently serves as the Chairman and Chief Executive Officer of Dassault Multimedia, a venture capital company that holds investments in companies such as Infogrames, Hi-Media, Net2one and Welcome Real-time, in which Mr. Dassault also serves as Director. Prior to that, from 1985 to 1993, he was Producer Partner at Claude Delon Productions company. From 1982 to 1984, he was General Manager in an alarm systems Company, and from 1979 to 1981, he was Director of the Equipements Civils pour l'Electronique Serge Dassault company in Brazil. Mr Dassault serves on the supervisory board of Gemplus SA since 1998 and as Chairman of the supervisory board of Gemplus SA since March 2001. He serves on the boards of different companies, including Cdandco, Chapitre.com, Dassault Multimedia, FCC and SERF (BFM), Gaumont, Groupe Industriel Marcel Dassault and IXO. He also serves on the supervisory board of Societe du Journal des Finances.

         Tony Engberg has served as our Senior Vice President, Chief Technology Officer for Research and Development since January 2002. Mr. Engberg joined Gemplus in October 2000. Prior to joining our company, Mr. Engberg worked for 23 years at Hewlett-Packard, where he held a number of positions, including software engineer, R&D Laboratory Manager, Group R&D Manager, and General Manager. Mr. Engberg holds a Bachelor of Arts and a Master in Business and Administration from the University of Chicago, Illinois.

         Yves Guillaumot has served as our Vice President, Interim Chief Financial Officer since March 2002. Mr. Guillaumot joined our company in July 1998 as Corporate Controller. He was promoted to Vice President in March 2001. Prior to joining Gemplus, from 1987 to 1998, Mr. Guillaumot held various financial management positions with Digital Equipment, including as Director of Finance for Southern Europe, Middle East and Africa from 1997 to 1998 and Controller of the PC division from 1996 to 1997. Prior to 1996, Mr. Guillaumot held positions with Arthur Andersen and Arthur Young. Mr. Guillaumot graduated from the Ecole de Hautes Etudes Commerciales du Nord in France.

         Abel G. Halpern has served as a Director since December 2001 and served as Vice-Chairman of the Board of Directors from February 2000 to December 2001. Mr. Halpern is a Partner and Managing Director with Texas Pacific Group. Based in London since 1996, Mr. Halpern is Co-Head of TPG's European private equity and investment activities and heads the European Technology and European Branded Consumer Goods practices. Prior to London, Mr. Halpern was based in Mexico City, focusing on Latin American investments. Prior to joining TPG, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm. Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree magna cum laude and with distinction from Yale University. Mr. Halpern's serves as Chairman of the Board of Directors of Bally International and serves on the Executive Committee of the Boards of Directors of Ducati Motor Holding and on the Board of Directors of Piaggio, Landis & Gyr Communications and Yazam.com

         Stephen Juge has served as our Executive Vice President, General Counsel since November 2000. Prior to joining Gemplus, Mr. Juge served from January to October 2000 as Senior Vice President and General Counsel of Walt Disney Europe. From April 1996 to January 2000, Mr. Juge served as Senior Vice President and European Legal Counsel of The Walt Disney Company (Europe) S.A. From November 1987 to March 1996, Mr. Juge served as Vice President and General Counsel of Disneyland Paris (Euro Disney S.C.A.). Prior to joining Disneyland Paris, Mr. Juge was an associate at the international law firm of Coudert Freres in Paris between 1981 and 1987. Mr. Juge attended Louisiana State University, received a Juris Doctor degree from the Tulane University School of Law and studied comparative law at the University of Oxford on a Marshall Foundation Fellowship.

         Kheng Nam Lee has served as a Director since October 2000. Mr. Lee is the President of Vertex Group and of Vickers Capital. Prior to serving as President of the Vertex Group, Mr. Lee managed several venture capital funds of the Vertex Group since 1988. Prior to joining the Vertex Group, Mr. Lee served as head of strategic and venture capital investments at the Singapore Technologies Group. He holds a Bachelor of Science degree in Mechanical Engineering (with First Class honors) from Queen's University, Canada, and a Master of Science in Operations Research and Systems Analysis (with distinction) from the U.S. Naval Postgraduate School. Mr. Lee serves on the Boards of Directors of Creative Technology Ltd., GRIC Communications Inc., Activcard S.A., ENBA Public Limited Company and Innomedia Pte. Ltd.

         Dr. Peter Kraljic has served as a Director since April 2002. He currently serves as a senior director with McKinsey & Company, Inc., Dusseldorf, Germany. Dr. Kraljic joined McKinsey in 1970 and has worked extensively on strategic, organizational, operational and restructuring programs for industrial companies in Germany, Austria, France as well as in Central and Eastern Europe. From 1993 to 1998, he was responsible for McKinsey's activities in France as Directeur General. Prior to joining McKinsey, Dr. Kraljic worked as researcher in La Continentale Nucleaire, Luxembourg, as well as for the Welding Institute Ljubljana, Slovenia. Dr. Kraljic holds a degree in metallurgy from the University of Ljubljana, a Doctorate from the Technical University Hanover and a Masters in Business Administration from INSEAD, Fontainebleau, France. Dr. Kraljic serves on the supervisory board of the Wolfsburg AG association and of the IEDC Bled Management School.

         Didier Lachaud has served as our Executive Vice President, Human Resources since September 1997. Prior to joining Gemplus, Mr. Lachaud served as Corporate Human Resources Manager at Fives-Lille from September 1995 to August 1997. Prior to August 1997, Mr. Lachaud held several senior management positions at Air Liquide from September 1990 and served as Personnel Manager at Schlumberger (now SchlumbergerSema) from 1985. Mr. Lachaud holds a Degree from the Institut d'Etudes Politiques de Paris.

         Dr. Marc Lassus, one of our founders, has served as a Director since February 2000 and as Chairman of the Board of Directors from February 2000 to December 2001. Dr. Lassus was a member of the supervisory board of Gemplus S.A. from 1996 to January 2002, and served as Chairman of the supervisory board of Gemplus S.A. from April 1999 to January 2002. Prior to founding Gemplus, Dr. Lassus served as General Manager of the Microcomputers and Memories Division at Thomson Semiconductors from 1985 to 1988. From 1980 to 1985, Dr. Lassus served as General Manager of Matra-Harris Semiconductors in Nantes, France. Prior to 1980, Dr. Lassus held various management positions at Motorola Semiconductors in the US , Scotland and France, in the Integrated Circuits Division. Dr. Lassus holds a Bachelors Degree in Physics from Lyon's Institute of Applied Sciences, France, and a Ph.D. in Solid State Physics from Lyon's University. Dr. Lassus serves on the Board of Directors of Ingenico, among other board positions.

         Daniel Le Gal has served as a Director since April 2002. He currently serves as a partner and Managing Director of Finadvance. One of our co-founders in 1988, Mr. Le Gal served as our Chief Executive Officer from 1997 to 1999, prior to which he held several management positions in Sales, Marketing and Strategic Planning for our company. Prior to founding our company, From 1982 to 1987, Mr. Le Gal served as Marketing Manager in the Telecommunication Unit of Thomson Semiconductors. From 1975 to 1982, he held various positions at France Telecom. Daniel Le Gal holds an Engineering Degree from Supelec, in Paris, France.

         Gilles Lisimaque has served as a director since April 2002. One of our co-founders, Mr. Lisimaque currently serves as a Senior Vice President in our company in our U.S. operations. From 1985 until 1988, he held a position in technical marketing at Thomson Semiconductors. Prior to joining Thomson, Mr. Lisimaque held information management positions with Saint Gobain Pont a Mousson and Rousset S.A. Mr. Lisimaque holds an engineering degree from L'Ecole des Arts et Metiers in Lille. Mr. Lisimaque is the managing member of GemAussi LLC and is the trustee of G&M Charitable Remaining Unitrust.

         Dr. Gilles Michel has served as President and General Manager of our Financial and Security Services Business Unit since May 2001. Prior to May 2001, Dr. Michel served as Executive Vice President, Financial Services from November 2000 and as Senior Vice President, Strategy, Mergers and Acquisitions from February 2000. Prior to joining Gemplus, Dr. Michel served as Vice President, Regional Business Segment (North and South America) at Schlumberger (now SchlumbergerSema) from September 1999 to January 2000. Prior to September 1999, Dr. Michel held various senior management positions at Schlumberger, including Vice President, Marketing and Vice President, Engineering and Manufacturing. Dr. Michel holds a Degree in Physics from the Ecole Superieure de Physique et de Chimie, Paris, France, and a Ph.D. in Computer Science from the University of Paris VI.

         William S. Price III has served as a Director since February 2000. Mr. Price was a founding partner of TPG in 1992. Prior to forming TPG, Mr. Price was Vice President of Strategic Planning and Business Development for General Electric Capital Corporation. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the Boards of Directors of Continental Airlines, Del Monte Foods, Denbury Resources, Belden & Blake, Zilog, Verado Holdings, Advanced Telecom Group, Bally, Dovebid, Petco Animal Supplies and Findexa.

         Jacques Seneca has served as our Executive Vice President, General Manager GemVentures Services Unit since September 1, 2001. Mr Seneca joined Gemplus in 1989 as Project Manager. He has held several management positions as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, and as Executive Vice President for Gemplus Marketing & Technology. Prior to joining our company, he worked with ST-Microelectronics where he moved from Manufacturing to Marketing positions and then led the business development for discrete components in Asia. Mr Seneca holds a Bachelors degree from ENSAM and a Business Administration degree from IAE of Aix-en-Provence in France.

         Ziad Takieddine has served as a Director since April 2002. He currently serves as the President of Middle East and Gulf Resources, an international consulting firm he founded to provide assistance to European industrial groups in their export operations to the Middle East and Gulf States. Prior to founding this firm, Mr. Takieddine headed SAPSI Sa, a company established to build and develop a ski resort, Isola 2000, in the South of France pursuant to a concession from the French Government. Mr.Takieddine received a Bachelors in Economics from the American University of Beirut and a Masters in Economics from Reading University in the United Kingdom.

         Philippe Vallee has served as our Executive Vice President, General Manager of our Telecom Business Unit since February 2002. Prior to that date, he was Vice-President of the Marketing Telecom Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Mr. Vallee has 10 years of experience in the smart card industry and has served in various marketing, product management and sales capacities in our company. Prior to joining our company, Mr. Vallee served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardere Group) in France. Mr. Vallee has a Bachelor's degree in Electronics and Telecommunications Engineering and a Masters of Science in Marketing Management from ESSEC.

         Jacques Villieres has served as our Executive Vice President, Corporate Manufacturing since 1999. From 1996 to 1999, Mr. Jacques Villieres served as Gemplus Cuernavaca Plant Manager in Mexico. Prior to joining Gemplus, Mr. Villieres was the General Manager of Microelectronics Techway from 1990 to 1996. From 1972 to 1990, Mr. Villieres held several management positions as General Manager at Cartier System, General Manager of a production unit at Thomson SCA, Technical Director at Matra Harris Semiconductors and Production Manager at Motorola. Mr. Villieres holds a Degree in Engineering and a Masters Degree in Industrial Electronics from INSA of Toulouse in France.


Compensation of Directors and Principal Executive Officers

         Aggregate compensation paid by us to our directors and executive officers as a group, consisting of thirteen persons, for the fiscal year ended December 31, 2001 was approximately (euro)7.4 million. This 2001 compensation expense includes compensation paid to Antonio Perez, our former Chief Executive Officer who resigned in December 2001, to Dr. Lassus who ceased serving as our Chairman of the Board in December 2001 and who remains a Director of our company, to Bertrand Cambou and Remy de Tonnac, who resigned in July 2001, and to Steven Gomo, Phil Faraci, William Lloyd and Frederic Spagnou, all of whom resigned in February and March 2002. Total compensation excludes amounts related to the forgiveness of loans we made to certain of our executive officers in 2000 and 2001. For a discussion of these loans, see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." A portion of the total compensation paid in fiscal year 2001, in the amount of (euro)814,000, reflects compensation that was paid with respect to services rendered by officers and directors in fiscal year 2000.

         The following table presents the compensation paid in 2001 to our mandataires sociaux, which include our Chief Executive Officer and certain directors of our company:

       Name                                  Total amount in
                                                  euros
                                          --------------------


Antonio Perez                                      1,188,083
Bertrand Cambou                                      692,361
Kheng Nam Lee                                         81,250
Marc Lassus                                        1,147,221
Randy Christofferson                                  81,250
Ronald Mackintosh                                     50,000

                                          --------------------

Total                                              3,240,166


         Beginning in 2002, all of our directors will receive (euro)40,000per year as compensation in connection with services performed in their capacity as members of our Board and each chairman of a board committee will receive an additional one-time payment of (euro)10,000 for their services in that capacity. Our current Chairman of the board, Dr. Von Falkenhausen, will receive annual compensation of (euro)300,000 to be paid on a pro rata basis beginning January 10, 2002, as well as (euro)75,000 annually to be paid on a pro rata basis for services rendered as interim Chairman of the board from December 19, 2001 through January 9, 2002.

         During 2001, our company issued to one of our employees who later became one of our executive officers 50,000 options to subscribe our ordinary shares, all of which were still outstanding as of March 31, 2002. None of our other directors or executive officers received compensation in the form of stock options in 2001. In 2000, our company issued to our directors and executive officers a total of 23,050,000 options to subscribe our ordinary shares. As of December 31, 2001, 25,422,500 options were outstanding, out of which 6,387,500 options were exercisable.

         In addition, since its formation, Gemplus SCA, which was transformed into Gemplus S.A., our main French subsidiary, has issued to our directors and executive officers options to purchase Gemplus S.A. ordinary shares pursuant to its stock option plans, of which 221,203 were outstanding as of December 31, 2001. We are currently offering to the officers and directors who hold the stock options or the ordinary shares purchased pursuant to these options the possibility to contribute these options or shares to our capital in exchange for 11,060,150 stock options or shares of our capital stock (after giving effect to our fifty-to-one share split).

         In 2000, we granted a total of 20,495,786 free shares and 40,991,572 stock options to Mr. Antonio Perez, our former Chief Executive Officer, and Dr. Marc Lassus, our former Chairman of the Board. All of the stock options have since been exercised. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." Our stock compensation benefit of
(euro)69.3 million in 2001 compared to stock compensation expense of (euro)229.7 million in 2000 under U.S. GAAP was mainly attributable to these issuances. See "Item 5. Operating and Financial Review and Prospects--U.S. GAAP Reconciliation."

         The aggregate amount we accrued on a consolidated basis during the year ended December 31, 2001 to provide pension, retirement and similar benefits for our executive officers was (euro)78,000.

Stock Options

In General

         On July 27, 2000, we adopted a stock option plan that provides for the grant of stock options to any employees who are employed by our company or its affiliates. The term of the options granted under the plan will be determined by the notice of grant, but will not exceed ten years from the date of the grant of the option. No options may be granted under the plan after May 31, 2003 .

         The maximum number of shares of common stock that may be issued under the stock option plan is 50,000,000. As of December 31, 2001, 44,508,691 stock options had been granted under our stock option plan and 35,987,358 stock options were outstanding. Our employees are also currently beneficiaries under the stock option plans previously adopted for Gemplus S.A., our main operating subsidiary. Our employees may contribute, from time to time, to our company the stock options or the shares of Gemplus S.A. received upon exercise of these options in exchange for options or shares of our company. As of December 31, 2001, 661,005 shares of Gemplus S.A. subject to options are currently outstanding under the old plans. Certain employees of Gemplus S.A. have elected to receive stock options of our company in exchange for their Gemplus S.A. stock options. As of December 31, 2001, 5,558,350 options resulting from the conversion of Gemplus S.A. stock options were outstanding. If all the Gemplus S.A. stock options outstanding as of December 31, 2001were exercised or exchanged for options of our company and if all the shares resulting from the exercise of these options were contributed to our company, the beneficiaries would be the holders of 33,050,250 of our shares.

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

Plan Administration

         The stock option plans are administered by the Stock Administration Committee that reports plan activities to the Compensation Committee of our board of directors on a quarterly basis. Under the option plan, the Stock Administration Committee has the authority to determine, in its discretion, the persons to whom options are granted; the number of shares of common stock underlying each option; the vesting schedule and conditions under which the options may be exercised, including any lockup periods; and any other matter necessary or desirable for the administration of the option plan.

Vesting Period

         Unless otherwise decided by the Stock Administration Committee, the vesting period to options granted under the option plan will be four years, with 25% of the granted options vesting in each year, exercisable upon each anniversary of the date of grant.

Option Exercise Price

         The plan requires that the exercise price for the options be 100% of the fair market value of the underlying share of common stock on the date of grant as determined by the Compensation Committee. Because our shares are listed on a stock exchange, the exercise price may not be less than 100% of the value of the underlying shares on the relevant stock exchange on the date of grant, subject to certain exceptions pursuant to local regulations.

         On April 17, 2002, our board of directors voted to approve a plan whereby our employees will be offered an option to cancel stock options previously granted under plans adopted in 2000 and receive reissued options at a new exercise price. The new options will be granted at least six months and one day after the date of cancellation. The new exercise price will be the market price of our shares on the date the new options are granted. Employees may opt to cancel all or half of their stock options under this plan. This plan was launched on May 23, 2002.

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

Senior Management Stock Option Plan

         In addition, on November 10, 2000 our shareholders authorized our board of directors to increase our share capital and issue up to 60,000,000 shares to directors and executive officers of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of directors, in the form of free shares, in each case on terms and conditions determined by our board of directors in its sole discretion. Our board of directors may issue these stock options and free shares from time to time over a five-year period from the date of publication of the shareholder resolution in accordance with Luxembourg law. As of December 31, 2001, 26,110,000 stock options had been granted to our directors and executive officers by our board of directors pursuant to this shareholder authorization, and 25,422,500 stock options were outstanding. The stock options issued by our board of directors pursuant to this shareholder resolution are not subject to the terms and conditions of our stock option plans.

         On April 17, 2002, our board of directors voted to approve a plan whereby our senior management will be offered an option to cancel stock options previously granted under plans adopted in 2000 and receive reissued options at a new exercise price. The new options will be granted at least six months and one day after the date of cancellation. The new exercise price will be the market price of our shares on the date the new options are granted. Senior management may opt to cancel all or half of their stock options under this plan. This plan was launched on May 23, 2002.

Share Ownership

         As of December 31, 2001, Dr. Marc Lassus and members of his family may be deemed to have beneficial ownership of 99,825,131 shares, which constitutes approximately 15.7% of the shares outstanding. As of December 31, 2001, beneficial ownership of 10,308,174 shares held by Vertex Investment International (III) Inc. representing 1.6% of the shares outstanding may be attributed to Mr. Kheng Nam Lee, who disclaims beneficial ownership of such shares, and beneficial ownership of 159,305,600 shares held by Texas Pacific Group representing 25.0% of the shares outstanding may be attributed to Messrs. Bonderman, Halpern and Price, who disclaim beneficial ownership of such shares. In addition, beneficial ownership of 28,300,000 shares, which constitutes approximately 4.4% of the shares outstanding, held by the Group Dassault may be attributed to Mr. Thierry Dassault, who disclaims beneficial ownership of such shares. None of the other officers or directors is the beneficial owner of more than 1% of our capital stock. See also "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

Employees

         The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2001:

                                                           December 31,
                                                 -------------------------------
                                                  1999         2000        2001
                                                  ----         ----        ----
Number of employees(1)........................   5,877        7,870       6,721
Category of activity
     Manufacturing............................   3,491        4,312       3,745
     Research and Development.................     660         993         819
     Sales and Marketing......................     920        1,353        897
     Services.................................     152         270         309
     General and Administrative...............     654         942         951

Geographic location
     France...................................   2,413        2,922       2,778
     Rest of Europe...........................   1,464        2,067       1,340
     Asia.....................................   1,022        1,617       1,562
     Americas.................................     978        1,264       1,041



(1) Includes the average number of temporary employees in each period, which amounted to approximately 512 employees in 1999, 528 employees in 2000 and 596 in 2001.


         Following the announcement of our restructuring program on May 2, 2001, the workers committee of our main operating subsidiary, Gemplus S.A., commenced an "alert" procedure under French labor law based upon alleged concerns about the financial situation of Gemplus S.A. An accounting firm appointed by the workers committee issued a report about these alleged concerns. Management of Gemplus S.A. believes that these alleged concerns were unfounded and that management provided sufficient answers to them. The "alert" procedure was completed with a review of the report at a Gemplus S.A. shareholders meeting on May 28, 2002.

         On February 6, 2002, we announced plans for a further restructuring of our operations and production and procurement processes in order to improve our financial competitiveness. These plans call for targeted savings of (euro)100 million per year and a one-time restructuring charge of (euro)65 million and include proposed staff reductions of approximately 1,140 positions worldwide in connection with this restructuring. This restructuring program affects all areas within the company (Manufacturing, Selling, Marketing, Research and Development and General and Administrative functions). The overall reduction of the workforce is broken down as follows: (i) manufacturing organization: 550 employees, (ii) general and administrative functions: 245 employees, (iii) selling and marketing organization: 215 employees, and (iv) research and development organization: 130 employees. The majority of employees terminated are located in France, Germany, the USA and the UK. As of March 31, 2002, 250 employees were terminated on a worldwide basis, with primarily the exception of France and Germany, in which we must carry out consultations with employee representatives before implementing workforce reductions. See "Item 5. Operating and Financial Review and Prospects--Results of Operations--Recent Developments." In connection with this plan, on February 14, 2002, Gemplus S.A. initiated the process of consultation with its workers committee and union representatives regarding a plan for the reduction of approximately 416 positions in France. The first phase of this consultation process was completed on March 22, 2002, and the second phase began on May 6, 2002 and was completed on June 5, 2002, in accordance with French procedures. Following the end of the second phase, the content of the plan will be determined precisely and communicated to the employees. Management of Gemplus S.A. believes that this consultation process with its employee representatives is continuing in a satisfactory and constructive manner and expects that it will be completed by the fourth quarter of this year.

         We believe that our relations with our employees and employee representatives are satisfactory.

         Under French law, all employers of more than 20 employees in France are required to implement a 35-hour work week. In February 1999, we entered into an agreement to implement the 35-hour work week mandated by the French law. Although the work week is shorter on average and we have not reduced salaries, the agreement allows us greater flexibility than before to organize the use of employee time. For example, employees can work more than 35 hours in some weeks, but in exchange we are required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. We believe this added flexibility partly compensates for the reduction in hours and that the 35-hour week should not have a material adverse effect on our financial condition.

Item 7.  Major Shareholders and Related Party Transactions

                               MAJOR SHAREHOLDERS

         The capital stock of our company consists of ordinary shares, no par value, which are issued in registered form. Under our articles of incorporation, each ordinary share represents one vote, except with respect to the election of Board members, for which a system of cumulative voting is initiated. See "Item 10 - Additional Information Articles of Incorporation - Voting rights". Major shareholders do not have different voting rights.

         The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2001 by each person who is known by us to own beneficially more than 5% of our outstanding shares.

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

         The percent of beneficial ownership for each shareholder is based on 635,282,297 (1) shares outstanding as of December 31, 2001.

                                                    Beneficial Ownership
                                                    --------------------



                    Name of Beneficial Owner         Number         Percentage
         ----------------------------------------   -----------     ----------
         Dr. Marc Lassus(2)......................   99,825,131       15.7%
         Quandt family(3)........................   115,508,200      18.2%
         Texas Pacific Group(4)..................   159,305,600      25.1%
         Treasury shares(5)......................   35,524,586        5.6%

------------------
(1) Excludes 6,114,200 ordinary shares issuable upon the contribution of shares of Gemplus S.A. held by our employees.

(2) Includes 17,114,000 shares held of record by Sormiou Holdings and 650 shares held of record by Gilles Lassus. Dr. Marc Lassus has served as a member of the board of directors of Gemplus S.A. from 1996 to January 2002, and served as Chairman of the board of directors of Gemplus S.A. from April 1999 to January 2002. He served as Chairman of our board of directors from February 2000 to December 2001, and remains a director of our company.

(3) Includes 8,756,000 shares held of record by Johanna Quandt, 4,750,000 shares held of record by Stefan Quandt and 102,002,200 shares held of record by Acton GMBH & Co. Vermogensverwaltungs KG, a company controlled by individual members of the Quandt family. Mr. Stefan Quandt was a member of the board of directors of Gemplus S.A. from July 1999 to February 2000, and of our board of directors from February to November 2000. On May 2, 2002, the Quandt family reorganized their holdings of our shares. As of that date, 100 shares were held of record by Stefan Quandt and 100 shares were held of record by Johanna Quandt. In addition, 33,236,428 shares were held by Acton 1. Beteiligungs GmbH, 35,700,770 shares by Acton 2. Beteiligungs GmbH and 46,570,802 shares by Acton 3. Beteiligungs GmbH, all companies controlled by members of the Quandt family.

(4) Texas Pacific Group is a group of investment funds founded by Messrs. David Bonderman, James G. Coulter and William S. Price III to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the Texas Pacific Group funds. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares of our company held by Texas Pacific Group. Messrs. Bonderman and Price are also directors of our company. Mr. Abel Halpern, a managing director of Texas Pacific Group, is also a director of our company.

(5) Including 30,743,679 shares held by an indirect subsidiary of the Company, Zenzus Holdings Ltd., following the transfer of shares made by our former Chief executive officer in 2001, and 4,780,907 shares purchased by the Company, pursuant to the stock repurchase program implemented in 2001.



         As of May 15, 2002, there were 2,931,392 of our ADSs outstanding, representing 5,862,784 ordinary shares, or less than 1%, of our total shares outstanding. There are currently 25 record holders of our ADSs of which 24 have registered addresses in the United States. In addition, as of May 15, 2002, 159,385,019, or approximately 25%, of our ordinary shares were held by 10 record holders with registered addresses in the United States.

         See also "Item 6. Directors, Senior Management and Employees--Share Ownership."

                           RELATED PARTY TRANSACTIONS

         We have engaged in the following transactions with our directors, senior executives and shareholders.

         During 2000, we entered into loan agreements with certain of our senior executives. One of our indirect subsidiaries, Zenzus Holdings Ltd., extended these loans to Mr. Antonio Perez, our former Chief Executive Officer, and Dr. Marc Lassus, our former Chairman of the Board of Directors, to allow them to exercise stock options granted to them in 2000 and to allow Mr. Perez to pay taxes due in connection with the grant to him of free shares. We granted to each of Mr. Perez and Dr. Lassus 10,247,893 free shares and 20,495,786 stock options with an exercise price of (euro)3.51 per share in 2000. These loans were partially reimbursed in 2001, as discussed in Note 31 to our audited consolidated financial statements. In December 2001, we recorded severance expenses in the amount of (euro)25,691,000 relating to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer and cessation as Chairman of the Board of Directors, respectively, as described in
Note 31 to our audited consolidated financial statements.

         Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, our relevant indirect subsidiary agreed in 2001 to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. As described in Note 13 to our audited consolidated financial statements, we recorded in 2001 a compensation expense of (euro)3,585,000 corresponding to the income tax resulting from the forgiveness of interest.

         During 2001, we entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh currently serves as our Chief Executive Officer and has resigned as Chief Executive Officer of the service company. He remains a member of its board of directors. This company was appointed to provide an independent review of our management, information, organization and business systems as well as identification and recommendation of remedial action. The total cost recorded in our consolidated statement of income in 2001 for this arrangement amounted to (euro)906,000. We continue to use the services of this company.

         During 2001, we reimbursed our former Chairman of the Board, Dr. Lassus, funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of (euro)160,000 (GBP 100,000), were reimbursed to Dr. Lassus in November 2001.

         During 2000, we granted loans to Steven Gomo and Phil Faraci, two of our former executive officers. Pursuant to their employment agreements, each obtained a $300,000 interest-free loan to be forgiven in 24 monthly installments effective from the date of their employment. Upon their resignation in 2002, we forgave the entire loan balances that were still outstanding at the time they left our company. As a result, we recorded (euro) 6,000 in compensation expense in 2000, (euro) 150,000 in compensation expense in 2001 and (euro) 144,000 in compensation expense in 2002.

         In 2001, we provided an interest bearing loan in the amount of
(euro)122,000 to Didier Lachaud, one of our executive officers, to cover certain advance income tax payments he was required to make in France by acceleration upon his relocation from our offices in France to those in Switzerland, in accordance with our policy regarding expatriation assignments. As of March 31, 2002, no repayment has occurred and the outstanding balance is recorded in our consolidated balance sheet for (euro)61,000 under current assets and
(euro)61,000 under non-current assets.

         In 2001, we provided an interest bearing loan in the amount of
(euro)43,000 to Philippe Vallee, one of our executive officers, to cover certain advance income tax payments he was required to make in Singapore by acceleration upon his relocation from our offices in Singapore to those in France, in accordance with our policy regarding expatriation assignments. This loan was repaid in the amount of (euro)25,000 in January 2002, the outstanding balance being expected to be repaid in July 2002.

Item 8.  Financial Information

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

         See "Item 18.  Financial Statements" and pages F-1 through F-54.

                           OTHER FINANCIAL INFORMATION

Legal Proceedings

         We are involved in litigation from time to time in the ordinary course of business. We believe that none of the ordinary course litigations in which we are currently involved will have a material adverse effect on our results of operations, liquidity or financial condition.

         In February 1996, Humetrix Inc. brought an action against our company, among others, in the United States District Court in San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that we had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered us to pay US$ 15 million ((euro)17.0 million) and another individual defendant to pay US$ 2.5 million ((euro)2.8 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. We appealed the judgment. In March 2000, the District Court dismissed the claim against the individual defendant with prejudice. Oral arguments on the appeal were heard on March 6, 2001 before the United States Court of Appeals for the Ninth Circuit. On October 4, 2001, the Court of Appeals rendered its decision, affirming the judgment of the District Court against us in the amount of US$ 15.0 million, with interest to be determined. As a result of this judgment, we recorded a charge of (euro)18.1 million, adversely impacting our 2001 operating results and resulting in a total current liability (including a previously existing provision) of (euro)19.4 million in the balance sheet as at December 31, 2001. Our petition seeking a rehearing before the Court of Appeals was denied on November 20, 2001 and therefore the judgement is final.

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


                               SIGNIFICANT CHANGES

         For a discussion of recent developments, see "Item 5. Operating and Financial Review and Prospects--Results of Operations--Recent Developments."

Item 9.  The Offer and Listing

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



        Monthly Highs and Lows               Euronext Paris                     Nasdaq National Market
                                          (euro) per share                           U.S.$ per ADS
                                ---------------------------------           --------------------------------
                                        High                Low                High                Low
                                ---------------------------------           --------------------------------
2000                                      High                Low                High                Low
     From December 11, 2000      (euro)   9.99       (euro)   6.55           $   18.88          $      12.00
2001
     First Quarter               (euro)   9.90       (euro)   5.13           $   17.88          $      9.25
     Second Quarter                       6.00                3.20               10.19                 5.80
     Third Quarter                        3.60                2.42               6.18                  4.35
     Fourth Quarter                       3.86                1.93               6.90                  3.60
     December                             3.50                2.70               6.22                  4.60
2002
     January                     (euro)   3.08       (euro)   2.48           $   5.47           $      4.30
     February                             2.60                1.75               4.50                  3.25
     March                                2.27                1.78               3.92                  3.15
     April                                2.16                1.65               3.88                  2.97
     May                                  1.71                1.40               3.18                  2.63



Trading on the Premier Marche

         General

         On September 22, 2000, the Societe des Bourses Francaises S.A. (known as the ParisBourseSBF S.A.), Amsterdam Exchange N.V. and the Societe de la Bourse de Valeurs Mobilieres de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, PariBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

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

         Premier Marche

         Securities listed on the Premier Marche of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m., during which time trades are recorded but not executed until, respectively, the opening auction at 9:00 a.m. and the closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

         Euronext Paris places securities listed on the Premier Marche in one of the two categories, depending on their trading volume. Our shares have been placed in the category known as Continu, which includes the most actively traded securities. The minimum yearly trading volume required for a security to be in Continu is 2,500 trades.

         Euronext Paris automatically restricts trading in a security traded in Continu on the Premier Marche if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulations. Trading in a security is automatically restricted upon entry in the central order book of an order likely to result in a trade being executed at a price varying by more than 10 % from the last price determined in an auction or by more than 2 % from the last traded price is automatically restricted. If the order that has caused the restriction is not confirmed within the following minute, the trading of this security resumes. If the order is cancelled, an auction is organized after a call phase of four minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the Premier Marche in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases including, for example, in the context of a takeover bid, the Conseil de Marches Financiers may also suspend trading of the security concerned.

         Trades of securities listed on the Premier Marche are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalization of at least (euro)1 billion and a daily average volume of trades of at least (euro)1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are eligible for the deferred settlement service.

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

Trading by our company in our own shares

         Under Luxembourg law, our company may not issue shares to itself, but we may purchase our shares in limited cases. See "Item 10. Additional Information. Articles of Incorporation."

Item 10.  Additional Information

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

Objects and Purposes

         Article 3 of our articles of incorporation states that our objects are to manufacture, purchase, sell and trade in all types of electrical, electronic, or mechanical products and software and software services and all products, components and materials that may be used in connection with such activities, as well as to provide all services and act as general contractor for all projects relating to or in connection with these activities. The articles further authorize us to perform research and apply for, acquire, develop and license patents, licenses, inventions, processes, brands and models related to our purposes.

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

Directors

         Our articles of incorporation provide that in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, have a record of his statement included in the minutes of the meeting, and refrain from deliberating and voting on the matter. At the following general meeting, a special report shall be made on any transactions in which any of the directors has had an interest conflicting with our own. Our articles of incorporation provide that the age limit of directors is seventy (70) years. There is no share ownership requirement for directors. See "Item 6. Directors, Senior Management and Employees--Board of Directors" for additional information about our board of directors.


Share Capital

         As of April 16, 2002, our authorized share capital is (euro)400 million, consisting of 2.0 billion shares with no par value. As of December 31, 2001, our subscribed capital was fixed at (euro)127,056,459 consisting of 635,282,297 shares with no par value. As of April 16, 2002, our subscribed capital was fixed at (euro)127,268,389 consisting of 636,341,947 shares with no par value.

         Our authorized share capital may be increased or reduced by resolution passed with a two-thirds majority vote at a meeting of shareholders. Luxembourg law provides that shareholders have preemptive rights to subscribe for any new share issued by us for cash consideration.

         On November 10, 2000 our shareholders authorized our board of directors to increase our share capital by a maximum amount of (euro)394 million and issue up to 1.97 billion new shares on terms and conditions and at such times as it deems appropriate, during a three-year period from the date of publication of the minutes of the extraordinary general meeting, except for issues of shares for any of the purposes listed below, which may occur within five years of this date:

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

         Our shareholders have waived their preemptive subscription rights with respect to any issuance of these authorized new shares.

         On December 5, 2000, our shareholders authorized our board of directors to issue a maximum of 30 million shares to be sold in connection with our initial public offering, with no pre-emptive subscription rights for existing shareholders. On December 7, 2000, our board of directors resolved that up to 15 million shares be issued in connection with our initial public offering with no pre-emptive subscription rights for existing shareholders. These 15 million shares were subsequently issued in our initial public offering on December 13, 2000.

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

Disclosure of Interests

         Under Luxembourg law, a shareholder of a Luxembourg company, the shares of which are listed on an European Union stock exchange, is required to disclose the percentage of votes it holds to the company and the Commission de Surveillance du Secteur Financier within seven calendar days from the date the shareholder knows, or should have known, that its percentage of votes equals, exceeds or falls below 10%, 20%, 33.33%, 50% or 66.66% of the total number of votes of the company. The shareholder must include in its calculation all voting rights held directly or indirectly, or controlled by it. Failure to comply with these rules may subject the shareholder to criminal sanctions and suspension of voting rights until this disclosure is made.

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



General Meetings of Shareholders

         A general meeting of shareholders must be held each year to consider our financial accounts and the annual reports of our directors and auditors and to declare dividends, if any. The annual general meeting of shareholders will be held on the last Tuesday of April at 11.00 a.m. of each year. In addition, our board of directors may call any number of general meetings of shareholders, which may be held in Luxembourg or elsewhere. General meetings may also be convened at the request of shareholders representing at least 20% of our share capital. Notices of general meetings are sent to shareholders by mail at least twenty days prior to the date of the general meeting and may be published as mandated by applicable law and the rules of any relevant stock exchanges.

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

         Shareholder resolutions at an annual general meeting are approved by a simple majority of the shares represented at the meeting in person or by proxy. There are no quorum requirements applicable to annual general meetings. Amendments to our articles of incorporation require approval at an extraordinary general meeting, at which at least 50% of the voting shares must be present or represented, by shareholders present in person or by proxy, holding at least two thirds of the voting shares present or represented. If the quorum requirement for an extraordinary shareholders' meeting is not met, the resolution to amend the articles may be passed at a second extraordinary shareholders' meeting with no quorum requirement. Amendments to change our jurisdiction or to impose additional financial obligations on the shareholders may only be approved with the unanimous consent of all shareholders.

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

Purchase of and Trading in our Own Shares

         In accordance with Luxembourg law, we may repurchase our own shares subject to certain limits and conditions, including, in several cases, the prior approval of a general meeting of shareholders. At a general meeting held on April 17, 2002, our shareholders authorized us to repurchase our shares from time to time through October 18, 2003, in an aggregate amount of up to 10% of our issued shares of capital stock. These shares can be purchased at prices ranging from (euro)1 to (euro)20 per share. Under Luxembourg law, we cannot lend or grant security for, or give financial assistance in the purchase of, our own shares, except for any loans, guarantees or other financial assistance provided to our employees.

         During the third quarter of 2001, we began to implement our share repurchase program, as approved by the annual general meeting held on April 18, 2001. During 2001, we repurchased 4,900,534 shares of our outstanding common stock, at an average price of (euro)3.17 per share. In addition, as described in
Note 31 to our audited consolidated financial statements, our former Chief Executive Officer, Mr. Antonio Perez, returned all of the 30,743,679 shares that he had received in August and September 2000 to an indirect subsidiary of our company, Zenzus Holdings Ltd., in reimbursement of the loans that the indirect subsidiary had made to him in 2000 and 2001. As at December 31, 2001, we held directly 4,780,907 shares of our outstanding common stock and indirectly 30,925,029 shares of our outstanding common stock. The extraordinary general meeting of shareholders held on April 17, 2002 cancelled 4,634,859 shares, and authorized the cancellation of the 30,743,679 shares held by our indirect subsidiary upon their transfer to our company.

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



                               MATERIAL CONTRACTS

         On July 17, 2000, we entered into an employment agreement (as amended on September 1, 2000 and July 11, 2001) with Antonio Perez, our Chief Executive Officer at the time, who resigned from his position as our CEO on December 19, 2001. Pursuant to this agreement, we granted Mr. Perez free shares and options to purchase shares and one of our indirect finance subsidiaries, Zenzus Holdings Ltd., granted him several loans to exercise these stock options.

         On October 20, 2001, we entered into a loan repayment agreement with Mr. Perez, and on December 19, 2001, we entered into an additional agreement with Mr. Perez. Pursuant to these agreements, Mr. Perez returned all of the free shares and shares purchased upon the exercise of options as satisfaction in full of the loans extended to him by one of our indirect finance subsidiaries.

         We signed a letter agreement, dated December 19, 2001, with Dr. Lassus in connection with his cessation as our Chairman of the Board. Pursuant to the agreement, we agreed to pay him US $12 million, which we were obligated to pay under certain circumstances pursuant to the terms of an agreement in connection with his appointment as Chairman, and Dr. Lassus agreed to regularize the arrangements for his existing option loans, which one of our indirect finance subsidiaries had granted to him in connection with the grant of options to him in 2000.

         See also "Item 5. Operating and Financial Review and Prospects-- Operating Income (Loss)--Management severance expenses" and "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions."


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

Dividends on Ordinary Shares or ADSs

         Dividends paid by us to you are generally subject to Luxembourg withholding tax at a 20 percent rate. You may, however, qualify for a reduced rate of withholding under an applicable income tax treaty. If you so qualify, you may be able to claim a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate. The income tax treaty between Luxembourg and the United States (the "Treaty") generally provides for Luxembourg withholding tax at a reduced rate of 15 percent. You should consult your own tax advisers regarding the specific procedures for claiming a refund of Luxembourg withholding tax.

Sale or other Disposition of Ordinary Shares or ADSs

         Holders of ordinary shares or ADSs that (i) are not Luxembourg residents, (ii) have not formerly been Luxembourg residents, and (iii) have never owned (alone or together with a spouse or any children under age, directly or indirectly) more than 10% of our ordinary shares or ADSs, will not be subject to Luxembourg tax on capital gains on a disposal of such ordinary shares or ADSs.



                 United States Federal Income Tax Considerations

      The following is a summary of the principal U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are a U.S. holder. You will be a U.S. holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty. You will generally be entitled to Treaty benefits in respect of ordinary shares or ADSs if you are:

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

         Comparatively minor changes in our assets or share price could result in our becoming a passive foreign investment company. See "--Passive Foreign Investment Company Considerations".

         In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on Ordinary Shares or ADSs

         The gross amount of any dividends distributed by us with respect to ordinary shares or ADSs (including amounts withheld in respect of Luxembourg tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. You will include dividends paid in a currency other than the U.S. dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividends (or, in the case of ADSs, the date the depositary receives them). If dividends paid in a foreign currency are converted into dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

         Subject to generally applicable limitations under U.S. law, Luxembourg withholding tax at the rate provided under the Treaty will constitute a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit is insubstantial.

Sale or other Disposition of Ordinary Shares or ADSs

         Subject to the discussion below under "--Passive Foreign Investment Company Considerations", for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 20%. Your ability to use capital losses to offset ordinary income is limited.

Passive Foreign Investment Company Considerations

         Unfavorable U.S. tax rules apply to companies that are considered passive foreign investment companies ("PFICs"). We will be classified as a PFIC in a particular taxable year if either:

          o 75% or more of our gross income is treated as passive income for purposes of the PFIC rules; or

          o the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

         The decline in our market capitalization has increased the relative proportion of our assets that would be considered to produce passive income for purposes of the PFIC rules. Comparatively minor changes in our assets or share price could result in our becoming a PFIC for reasons outside our control. Although we continue to believe that we should not be classified as a PFIC in the current year, investors should consult their own tax advisers regarding the advisability of making a mark-to-market election, as described below.

         If we are a PFIC in respect of any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market election will be subject to a special tax at ordinary income tax rates on certain dividends received from us and on gains realized on a sale of ordinary shares or ADSs ("excess distributions") in all subsequent years, without regard to whether we were a PFIC in the year an excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distribution had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

         You can avoid the unfavorable rules described above by electing to mark your ordinary shares or ADSs to market. For any year in which we are a PFIC, a U.S. holder who makes a mark-to-market election would include as ordinary income the excess of the fair market value of the ordinary shares or ADSs at year-end over the holder's basis in those ordinary shares or ADSs. In addition, any gain recognized upon a sale of ordinary shares or ADSs would be taxed as ordinary income in the year of sale.

         We do not intend to furnish holders with the information necessary to make a qualified electing fund ("QEF") election.

         You should consult your own tax advisers regarding the U.S. federal income tax considerations discussed above and should carefully consider whether to make a mark-to-market election.

U.S. Information Reporting and Backup Withholding Rules

         Payments in respect of the ordinary shares or ADSs that are made in the United States or by a U.S.related financial intermediary will be subject to information reporting and may be subject to a backup withholding unless you:

          o    are a corporation or other exempt recipient; or

          o provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

If you are not a U.S. person, you generally are not subject to these rules, but may be required to provide certification of non-U.S. status in order to establish that you are exempt.

                              DOCUMENTS ON DISPLAY

         We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges. Our SEC filings are also available on the Internet at the SEC's website at http://www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

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

         Our policy is to hedge against adverse changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary's functional currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         The following table sets forth our estimated positions in millions of euros from all existing currency hedging instruments as of December 31, 2001 by type of instrument. Forward contracts are valued at the forward rate and option contracts at the strike rate.

Hedging Transactions
                                                      ((euro) in millions)
                                                      --------------------
Forward Purchases:
     Singapore Dollar.............................           2.4
     Other........................................           0.3
                                                             ---
Total.............................................           2.7
                                                             ===

Forward Sales:
     US Dollar....................................          45.4
     British Pound................................           8.0
     Other........................................           7.8
                                                             ---
Total.............................................          61.2
                                                            ====

Purchases of Options:
     US Dollar....................................           6.8
     Singapore Dollar.............................           9.3
     Other........................................           1.3
                                                             ---
Total.............................................          17.4
                                                            ====

Sales of Options:
     US Dollar....................................          49.6
     British Pound................................           3.2
                                                             ---
Total.............................................          52.8
                                                            ====


Other Transactions

Forward Purchases:
     British Pound.................................          2.8
     Singapore Dollar..............................         73.9
     US Dollar.....................................         59.1
     Other.........................................         21.1
                                                            ----
Total..............................................        156.9
                                                           =====

Forward Sales:
     British Pound.................................         11.3
     US Dollar.....................................        293.0
     Singapore Dollar..............................         61.2
     Other.........................................         31.8
                                                            ----
Total..............................................        397.3
                                                           =====


         In addition, because we have subsidiaries located outside the euro-zone who present their financial statements in a currency different from euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. All exchange differences resulting from translating those financial statements into our reporting currency, the euro, are classified as translation difference in our consolidated equity. We do not hedge our equity exposure arising from net investments in foreign entities.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness was significantly reduced during 2000 with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of December 31, 2001, we had not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments in publicly traded companies was totally provided for, as of December 31, 2001. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

Item 12.  Description of Securities Other than Equity Securities

         Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

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

         Our net proceeds from the sale of the 15,000,000 shares we offered were
(euro)82,590,000 ($72,597,000) after deducting underwriting discounts and expenses of (euro)7,410,000. We have not received any of the proceeds from the sale of our shares by the selling shareholders. The offering price and the underwriting discounts and commissions for the shares sold by us and those sold by the selling shareholders were identical.

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

Item 15.  [Reserved].

Item 16.  [Reserved].

                                    PART III

Item 17.  Financial Statements

         Not applicable.

Item 18.  Financial Statements

         See pages F-1 through F-54, incorporated herein by reference.

Item 19.  Exhibits


(a)      List of Financial Statements

Report of Independent Accountants........................................  F-1

Consolidated Statements of Income
   for the Years Ended December 31, 2001, 2000, and 1999.................  F-2

Consolidated Balance Sheets as of December 31, 2001, 2000 and 1999.......  F-3

Consolidated Statements of Cash Flows
   for the Years Ended December 31, 2001, 2000 and 1999..................  F-4

Consolidated Statements of Changes in Shareholders' Equity
   for the Years Ended December 31, 2001, 2000 and 1999..................  F-5

Notes to the Consolidated Financial Statements...........................  F-6


(b)  List of Exhibits

1.1 Form of the bylaws (Statuts) of Gemplus International S.A. as amended to date (English translation included).

4.1 Second Amended and Restated Employment Agreement dated as of July 11, 2001 among Gemplus Americas, Inc., Gemplus International S.A. and Antonio Perez.

4.2 Loan Repayment Agreement between Antonio Perez and Zenzus Holdings Limited, dated October 20, 2001, and Letter Agreement by Antonio Perez, dated December 19, 2001.

4.3 Agreement between Gemplus International S.A., Zenzus Holdings Limited and Marc Lassus, dated December 19, 2001.

8.1  Significant subsidiaries as of the end of the year covered by this report.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in accordance with International Accounting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative financial instruments.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2001, and the determination of shareholders' equity at December 31, 2001, 2000 and 1999 to the extent summarized in Note 32 to the consolidated financial statements.



PricewaterhouseCoopers

/s/ PricewaterhouseCoopers

Paris, France


February 27, 2002

                           Gemplus International S.A.


Consolidated statements of income
---------------------------------------------------------------------------------------------------------

                                                (in thousands of euros, except shares and per share amounts)
                                                                  Years ended December 31,
                                                      Notes         2001           2000          1999
                                                     ------ -----------------  ------------  -----------
Net sales                                                        1,022,986      1,204,600       766,604
Cost of sales                                                     (715,516)      (750,714)     (486,805)

Gross profit                                                       307,470        453,886       279,799


Research and development expenses                       10        (112,885)       (90,778)      (62,248)
Reversal of research credit allowance                   10               -         12,486             -
Selling and marketing expenses                                    (165,276)      (158,545)      (97,155)
General and administrative expenses                               (110,657)       (89,666)      (63,677)
Litigation expenses                                     26         (18,120)             -             -
Management severance expenses                           31         (25,691)             -             -
Restructuring expenses                                  19         (28,466)             -             -
Goodwill amortization                                    8         (27,162)       (11,204)      (71,812)

Operating income (loss)                                           (180,787)       116,179       (15,093)

Interest income                                                     28,234         21,427           287
Interest expense                                                    (7,532)        (8,869)       (4,798)
Other income (expense), net                             17          45,681            (28)         (458)

Income (loss) before taxes                                        (114,404)       128,709       (20,062)

Income taxes benefit (provision)                        18          14,184        (29,631)      (12,071)

---------------------------------------------------------------------------------------------------------
Net income (loss)                                                 (100,220)        99,078       (32,133)
---------------------------------------------------------------------------------------------------------

Net income (loss) per share                             21
Basic                                                                (0.16)          0.20         (0.10)
Diluted                                                              (0.16)          0.18         (0.10)

Shares used in net income (loss) per share calculation  21
Basic                                                          636,992,392    497,523,946   313,120,400
Diluted                                                        636,992,392    539,256,206   313,120,400




Note : In filings with Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization and legal reorganization expense below operating income. See Note 33



   The accompanying notes are an integral part of the consolidated financial statements (Amounts reported in French francs (FF) in 1999 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF
           6.55957 = Euro 1 that became effective on January 1, 1999)



                           Gemplus International S.A.

 Consolidated Balance Sheets                                                       (in thousands of euros)
                                                    ----------------------------------------------------------------------------
                                                                                   December 31,
 Assets                                             Notes                     2001                   2000                  1999
                                                    ----------------------------------------------------------------------------
 Current assets :
 Cash and cash equivalents                                                 490,652                636,284                27,106
 Trade accounts receivable, net                            4               188,635                311,276               200,955
 Inventory, net                                            5               139,794                174,101                95,821
 Other current assets                                      6               103,733                 97,377                45,631

 Total current assets                                                      922,814              1,219,038               369,513

 Non-current assets :
 Property, plant and equipment, net                        7               268,784                249,916               191,019
 Goodwill, net                                             8               116,580                155,809                63,979
 Other non-current assets                                  9               150,472                234,043                23,196
 Deferred development costs, net                          10                28,470                 26,349                 7,698
 Deferred tax assets                                      18                22,148                  7,120                 8,034
 Investments                                              11                21,424                 16,734                 3,799

 Total non-current assets                                                  607,878                689,971               297,725

 -------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                            1,530,692              1,909,009               667,238
 -------------------------------------------------------------------------------------------------------------------------------

 Liabilities

 Current liabilities :
 Accounts payable                                         12               109,661                261,047               145,436
 Salaries, wages and related items                                          55,967                 70,738                42,592
 Other current liabilities                                13                86,411                 54,867                48,655
 Accrued taxes                                                              26,527                 31,005                33,129
 Current portion of long-term debt                        14                     -                  1,867                 3,256
 Current obligations under capital leases                 15                 3,734                  3,414                 3,049

 Total current liabilities                                                 282,300                422,938               276,117

 Non-current liabilities :
 Long-term obligations under capital leases               15                32,581                 31,885                35,444
 Long-term debt, less current portion                     14                    14                  5,865                 8,103
 Deferred tax liabilities                                 18                     -                  2,296                 5,834
 Other non-current liabilities                            16                30,859                 43,717                38,359

 Total non-current liabilities                                              63,454                 83,763                87,740

 Minority interest                                                          17,176                 17,313                 9,228

 Shareholders' equity :
 Ordinary shares no legal par value,
 2,000,000,000 shares authorized, 641,396,497,
 636,256,258 and 334,135,600 shares  issued at
 December 31, 2001,2000 and 1999 respectively            20                127,056                124,263                10,188
 Additional paid-in capital                                              1,027,850              1,026,063               145,825
 Retained earnings                                                         125,016                235,972               137,090
 Other comprehensive income                              22                 (3,968)                   376                 2,814
 Less, cost of treasury shares                                            (108,192)                (1,679)               (1,764)

 Total shareholders' equity                                              1,167,762              1,384,995               294,153

 -------------------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity                              1,530,692              1,909,009               667,238
 -------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of the consolidated financial statements (Amounts reported in French francs (FF) in 1999 and 1998 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1 that became effective on January 1, 1999)

                                                                                              (in thousands of euros)
Consolidated Statements of Cash Flows                                                         Years ended December 31,
                                                                                    2001                 2000               1999
                                                                                ---------------------------------------------------
Cash flow from operating activities :
Net income (loss)                                                                  (100,220)             99,078           (32,133)
Adjustments to reconcile net income (loss) to net cash
from operating activities:
   Depreciation and amortization                                                    120,409              79,080           118,671
   Changes in other non-current liabilities                                          (3,387)            (10,244)            3,621
   Provision for deferred income taxes                                              (15,976)              1,045              (632)
   Gain on assets sold                                                              (65,996)             (9,311)           (7,612)
   Other, net                                                                         1,594               4,886            (3,936)
Changes in operating assets and liabilities:
   Trade accounts receivable and related current liabilities                        100,063             (88,840)          (35,571)
   Trade accounts payable and related current assets                               (126,920)             92,596            47,141
   Inventories                                                                       11,509             (76,140)          (35,160)
   Value-Added and Income Taxes                                                      (9,232)            (20,374)           11,270
   Other, net                                                                        14,850              (2,557)            9,561
   Restructuring reserve payable                                                      6,177                   -                 -
   Litigation expenses payable                                                       18,120                   -                 -
   Management severance expenses, non cash portion and payable                       25,691                   -                 -

----------------------------------------------------------------------------------------------------------------------------------
Net cash (used for) from operating activities                                       (23,318)             69,219            75,220
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Sale / Purchase of activities net of cash disposed / acquired                       108,731             (99,040)           (8,888)
Absorption of Gemplus Associates net of cash acquired                                     -                   -               704
Other investments                                                                   (42,035)            (51,021)           10,282
Purchase of property, plant and equipment                                          (102,555)           (102,453)          (68,604)
Purchase of other assets                                                            (19,623)            (17,630)           (3,532)
Change in non-trade accounts payable and other current assets                        (9,843)              3,810            (3,852)

----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                              (65,325)           (266,334)          (73,890)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Proceeds from conversion of debentures and exercise of warrants                           -             191,753                 -
Price adjustment on shares issued pursuant to conversion of debentures                    -                   -            (1,348)
Proceeds from shareholders contribution                                                   -             613,267                 -
Proceeds from exercise of share options                                               7,762              18,237             2,116
Purchase of Gemplus SA shares                                                       (14,544)                  -                 -
Proceeds from long-term borrowings                                                        -                   -             1,597
Payments on long-term borrowings                                                     (2,301)             (3,589)           (3,485)
Proceeds from sales-leaseback operations                                              5,711                   -            28,270
Principal payments on obligations under capital leases                               (3,373)             (3,195)           (2,413)
Increase (decrease) in bank overdrafts                                                4,462                 832             5,390
Dividends paid by subsidiaries to minority shareholders                              (4,256)             (3,826)                -
Change in treasury shares                                                           (15,117)                 85              (981)
Interests receivable on loans to senior management                                   (4,877)             (3,139)                -
Change in non-trade accounts payables on financing activities                        (8,114)              7,495                 -

----------------------------------------------------------------------------------------------------------------------------------
Net cash (used for) from financing activites                                        (34,647)            817,920            29,146
----------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                             (22,342)            (11,627)          (21,626)
Net increase (decrease) in cash and cash equivalents                               (123,290)            620,805            30,476
Cash and cash equivalents, beginning of year                                        636,284              27,106            18,256

----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                            490,652             636,284            27,106
----------------------------------------------------------------------------------------------------------------------------------




   The accompanying notes are an integral part of the consolidated financial statements (Amounts reported in French francs (FF) in 1999 and 1998 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1 that became effective on January 1, 1999)




Consolidated Statements of Changes in Shareholders' Equity         (in thousands of euros, except number of shares)

                                                                                                        Other
                                                                        Additional              Net    compre-
                                                     Number      Share   paid-in   Retained   income   hensive   Treasury
                                                   of shares     value   capital   earnings   (loss)   income     shares    Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                      311,666,500    9,502    145,037    79,349    24,473    2,456      (782)   260,035
------------------------------------------------------------------------------------------------------------------------------------

Allocation of prior year earnings                           -        -          -    24,473   (24,473)       -         -          -
Net income (loss)                                           -        -          -         -   (32,133)       -         -    (32,133)
Price adjustment on conversion of debentures                -        -     (1,348)        -         -        -         -     (1,348)
Absorption of Gemplus Associates                   20,625,000      630         76    65,401         -        -         -     66,107
Shares issued pursuant to share options exercised   1,844,100       56      2,060         -         -        -         -      2,116
Sale of 792,500 shares of treasury shares                   -        -          -         -         -        -       604        604
Purchase of 693,800 shares of treasury shares               -        -          -         -         -        -    (1,586)    (1,586)
Change in other comprehensive income                        -        -          -         -         -      358         -        358
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                      334,135,600   10,188    145,825   169,223   (32,133)   2,814    (1,764)   294,153
------------------------------------------------------------------------------------------------------------------------------------
Allocation of prior year earnings                           -        -          -   (32,133)   32,133        -         -          -
Net income                                                  -        -          -         -    99,078        -         -     99,078
Contribution of Gemplus S.A. shares to
Gemplus International S.A.                                  -   56,323    (67,728)        -         -        -         -    (11,405)
Gemplus S.A. shares to be contributed                       -        -     11,405         -         -        -         -     11,405
Shares issued by Gemplus S.A. pursuant
to share options exercised to be contributed       13,360,000        -     18,237         -         -        -         -     18,237
Shares issued pursuant to capital
contribution, net of issuance costs Euro 14,747   155,873,300   31,174    500,616         -         -        -         -    531,790
0ptions and free shares issued, net of
issuance costs Euro 1,102                          61,487,358   12,298    130,317         -         -        -         -    142,615
Shares issued following exercice of warrants,
net of issuance cost Euro 6,002                    56,400,000   11,280    180,473         -         -        -         -    191,753
Shares issued following Gemplus IPO,
net of issuance costs Euro 7,410                   15,000,000    3,000     79,590         -         -        -         -     82,590
Shares to be issued following acquisitions
of Celocom Ltd and SLP InfoWare SA                          -        -     27,328         -         -        -         -     27,328
Purchase of 149,550 shares of treasury shares               -        -          -         -         -        -      (425)      (425)
Sale of 378,550 shares of treasury shares                   -        -          -      (196)        -        -       510        314
Change in other comprehensive income                        -        -          -         -         -   (2,438)        -     (2,438)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                      636,256,258  124,263  1,026,063   136,894    99,078      376    (1,679) 1,384,995
------------------------------------------------------------------------------------------------------------------------------------
Allocation of prior year earnings                           -        -          -    99,078   (99,078)       -         -          -
Net income (loss)                                           -        -          -         -  (100,220)       -         -   (100,220)
Effect of adopting IAS 39                                   -        -          -    (5,003)        -    9,093         -      4,090
Shares issued following acquisitions
of Celocom Ltd and SLP InfoWare SA                  4,554,639      911       (911)        -         -        -         -          -
Contribution of Gemplus S.A. shares to
Gemplus International S.A.                                  -    1,460     (1,460)        -         -        -         -          -
Shares issued by Gemplus S.A. pursuant to
share options exercised to be contributed           2,498,100               4,167         -         -        -         -      4,167
Purchase of Gemplus SA shares
by Gemplus International                           (4,029,350)             (9,450)   (5,094)        -        -         -    (14,544)
Shares issued by Gemplus International SA
pursuant to share options exercised                 2,116,850      422      3,311         -         -        -         -      3,733
Treasury shares held  following transfer
of shares by senior management                              -        -      6,130         -         -        -   (92,756)   (86,626)
Purchase of 4,900,534 shares of treasury shares             -        -          -         -         -        -   (15,522)   (15,522)
Sale of 636,527 shares of treasury shares                   -        -          -      (639)        -        -     1,765      1,126
Change in other comprehensive income                        -        -          -         -         -  (13,437)        -    (13,437)

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                      641,396,497  127,056  1,027,850   225,236  (100,220)  (3,968) (108,192) 1,167,762
------------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of the consolidated financial statements (Amounts reported in French francs (FF) in 1999 and 1998 have been restated and are now reported in Euro using the irrevocable fixed conversion rate of FF 6.55957 = Euro 1 that became effective on January 1, 1999)



                           Gemplus International S.A.
                 Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements
                                                                            Page
1.   The Company............................................................F-7
2.   Summary of Significant Accounting Policies.............................F-7
3.   Public Offering, Common Control Transactions,
     Treasury Shares, Reorganization, Acquired and Disposed Operations......F-13
4.   Trade Accounts receivable..............................................F-18
5.   Inventory..............................................................F-18
6.   Other Current Assets...................................................F-19
7.   Property, Plant and Equipment..........................................F-20
8.   Goodwill...............................................................F-21
9.   Other Non-Current Assets...............................................F-22
10.  Research and Development Costs.........................................F-23
11.  Investments............................................................F-24
12.  Accounts Payable.......................................................F-24
13.  Other Current liabilities..............................................F-25
14.  Long-term debt.........................................................F-26
15.  Capital leases.........................................................F-27
16.  Other Non-Current Liabilities..........................................F-27
17.  Other Income (Expense) Net.............................................F-28
18.  Income Taxes...........................................................F-29
19.  Restructuring..........................................................F-31
20.  Ordinary Shares........................................................F-31
21.  Net Income Per Share Calculation.......................................F-34
22.  Comprehensive Income...................................................F-34
23.  Pension Plans..........................................................F-35
24.  Share Option Plans.....................................................F-36
25.  Financial Instruments and Market Related Exposures.....................F-39
26.  Commitments and Contingencies..........................................F-42
27.  Supplemental Disclosure of Cash Flow Information.......................F-44
28.  Wages, Benefits and Number of Employees (unaudited)....................F-44
29.  Related Party Transactions.............................................F-44
30.  Segment Information....................................................F-45
31.  Management Severance Expenses..........................................F-47
32.  Differences Between International Accounting Standards
     and US Generally Accepted Accounting Principles........................F-48
33.  Other Required US GAAP Disclosures.....................................F-52
34.  Subsequent Events......................................................F-54



1/       The Company

Gemplus International S.A., including its consolidated subsidiaries, (the "Company") is a leading provider of enabling technology products and services for secure wireless communications and transactions. The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the telecommunications, network systems and other service industries. The Company is incorporated in the Grand Duchy of Luxembourg.



2/       Summary of significant accounting policies

Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements for periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39). The IAS financial statements are in compliance with French GAAP and in accordance with Luxembourg Regulation, to the exception of IAS 39 implementation impact. A reconciliation of net income and shareholders' equity between IAS and the accounting principles generally accepted in the United States (U.S. GAAP) is included in Note 32.


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

Non-marketable equity investments in which the Company has less than 20% of the investee's outstanding voting stock are accounted for under the cost method, because the Company does not have the ability to significantly influence the operating and financial policies of the investee. Gains or losses recognized on sale of equity securities are recorded in the income statement. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs.

Euro conversion

Historically, the consolidated financial statements of the Company were prepared using the French franc as the reporting currency. From January 1, 2000, the Company's consolidated financial statements are reported in euros. The 1999 presented financial statements denominated in French francs have been translated into euros using the irrevocably fixed conversion rate applicable since January 1, 1999 (1 euro = 6.55957 French francs). Accordingly, the consolidated financial statements depict the same trends that would have been presented had they been presented in French francs. However, because the financial statements were originally prepared in French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a currency other than the French franc and converted them to euros.



Foreign currency

Substantially all of the Company's international subsidiaries use their local currency as their functional currency. For those subsidiaries using their non-euro local currency as their functional currency, assets and liabilities are translated into euro at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders' equity as other comprehensive income. For all transactions involving a currency other than the functional currency, the Company's subsidiaries record the resulting transaction gains and losses directly to the Statement of Income.


Change in accounting policies

As at January 1,2001, the Company adopted IAS 39 "Financial Instruments:
Recognition and Measurement".

IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale. It requires also that changes in fair value of trading assets and liabilities be recognized through income, while changes in fair value of available-for-sale assets recorded either in equity or through income.

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets and liabilities through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that do not qualify as hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is presented in Note 25 "Financial instruments and market related exposures". In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.


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

The Company has recently begun to provide systems design and integration services. Revenues are recognized when delivery has occurred, contractual obligations have been met, collection is probable and the fee is fixed or determinable.

Inventory

Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory are provided based upon the Company's periodic review of inventory.

Property, plant and equipment

Property, plant and equipment are carried at cost. Major renewals and improvements are capitalized while repairs and maintenance are expensed as incurred. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the remaining lease term.

                   The estimated useful lives are as follows:

        -----------------------------------------------------------------
        Buildings                                             20 years
        Equipment and machinery                                5 years
        Furniture and fixtures                            5 - 10 years
        Leasehold improvements                            8 - 12 years
        -----------------------------------------------------------------

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

Goodwill amounts are amortized over a maximum period of twenty years on a straight-line basis (20 years, 10 years, and 5 years, respectively, for acquisitions of type (i), (ii) and (iii)). At the balance sheet date, the Company evaluates the realizability of goodwill based on expectations of discounted cash flows. Based on its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 2001.

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

Research and development

Costs associated with developing software to be sold are recognized as an expense as incurred, except for development costs incurred from the time technological feasibility is established until the software to be sold is ready to provide service to customers which are capitalized. The capitalized costs related to software are included in deferred development costs and are amortized based on the greater of (a) the ratio of current gross revenues for that product to the total of current and estimated gross revenues for that product, or (b) the straight-line basis over their estimated useful life, which normally does not exceed three years.

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

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset ceases to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

During 2000, the Company increased its capital through various capital infusions. The cash received has been invested during 2000 and 2001 in money market fixed term deposits and mutual funds, all of which are liquid investments.

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

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and share options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

Treasury shares

From time to time the Company, with the approval of the Board of Directors, repurchases a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are recorded at cost and reported as a reduction of shareholders' equity.

Derivative financial instruments

Foreign currency risk

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

The policy of the Company is to hedge its foreign currency exposure on most of its firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. The contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded "over the counter" with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

The Company uses foreign exchange swaps to monitor its cash-flows, mainly to finance its affiliates in their functional currency, through inter-company current accounts. The foreign exchange swaps are combinations of spot purchase and forward sales in the same currency and traded at the same time.

The Company has written risk management policies and guidelines which set out its tolerance for risk, its general risk management philosophy and has established processes to determine the group exposure to foreign exchange risk, to monitor and control hedging transactions in a timely and accurate manner. Such written policies are approved by the Audit Committee and reviewed annually.

All hedging instruments are allocated to underlying transactions.

Derivative financial instruments used to hedge the Company's foreign exchange exposure qualify as cash flow hedges as they reduce variability in cash flows attributable forecasted transactions. For those hedges associated with forecast transactions which meet special hedge accounting criteria, the portion of their change in fair value that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss in the foreign exchange gains and losses. The gains or losses which are recognized in equity are transferred to the net profit and loss in the same period in which the hedged forecasted transaction affects the foreign exchange gains and losses (e.g., when the forecasted purchase actually occurs), as part of the cost of sales.

For hedges that do not qualify for special hedge accounting, such as foreign exchange swaps, any gains or losses arising from changes in the fair value of the hedged item and the hedging instrument are recorded as foreign exchange gains and losses for the period, except for gains and losses generated by swaps used to finance the group affiliates which are recorded as an adjustment of the interest expense.

Conventional way purchases and sales of financial assets are accounted for at trade date.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period. Such transactions had no significant impact on the 2001 foreign exchange result.

Interest rate exposure

Following the 2000 capital increases, the Company has reached a low level of indebtedness. As a result, the Company is not significantly exposed to interest rate risk fluctuations. Consequently, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are undertaken with major financial institutions having an investment grade rating. Regarding cash deposits, a few exceptions exist in certain countries for operational reasons when individual amounts are not significant.


Fair Value of derivatives

Derivatives financial instruments' fair value is calculated at inception and over the life of the derivative.

Forward exchange contracts' fair value at inception is zero.
Valuation during and at expiration of the forward contract term is calculated according to the following parameters communicated by the Company's banks counterparts:
- Spot foreign exchange rate when valuation is performed,
- Interest rate differential between the two foreign countries,
- Time to expiration,
- Notional amount of the contract.
Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

Option contracts' value, at origination, is the initial premium paid or received.
Over the life of the option and at expiration, fair value is determined using standard option pricing methodology (Black and Scholes model), based on market parameters obtained from official information providers or indicative central banks fixings, and using the following basic variables:
- Market value of the underlying,
- Option strike,
- Volatility "at the money forward", communicated by the Company's banks counterparts,
- Risk-free interest rate,
- Expiration date of the option.



Concentration of credit risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are limited due to its broad geographic and customer distribution. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations. As of December 31, 2001, the Company did not have any significant concentration of business transacted with a particular customer or lender that could, if suddenly eliminated, severely impact our operations. Cash and cash equivalents are invested with several major financial institutions.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional costs when such costs are incurred. Advertising and promotional expense was euro 6,995 thousand, euro 9,331 thousand and euro 4,758 thousand, for the years ended December 31, 2001, 2000, and 1999, respectively.


3/ Public offering, common control transactions, treasury shares, reorganization acquired and disposed operations

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

As at December 31, 2001, certain shares held by employees or former employees had not yet been contributed. Shares still to be contributed correspond to the equivalent of 6,114,200 Gemplus International S.A. shares representing 0.95 % of the shareholdings of Gemplus International S.A, which in total was represented by 641,396,497 shares as at December 31, 2001. Since the shares of Gemplus S.A. are not available for sale to the general public but can be converted into shares of Gemplus International S.A. upon request, it has been considered certain that the shares will be converted. They have thus been included in both the basic and diluted earnings per share calculations. As of December 31, 2001, certain options held by employees under the Gemplus S.A. share option plans had not been exercised. Following exercise of these options, the corresponding Gemplus S.A. shares will be contributed by their holders to Gemplus International S.A.

Treasury shares

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Operations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of euro 3.17 per share. In addition, as described in Note 31, the Company's former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International S.A. shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001. As at December 31, 2001, the Company held 35,705,936 shares of its outstanding common stock. Treasury shares variation is as follows:

                                                       Number of treasury shares
--------------------------------------------------------------------------------
As at December 31, 2000                                                 698,250
--------------------------------------------------------------------------------
Purchase of shares pursuant to the
Company's share repurchase program                                    4,900,534
Shares held by the Company's indirect subsidiary
following transfer of shares by
senior management                                                    30,743,679
Sale of treasury shares                                                (636,527)
--------------------------------------------------------------------------------
As at December 31, 2001                                              35,705,936
--------------------------------------------------------------------------------


Legal Reorganization

In December 1999, Gemplus SCA, a French limited partnership and Gemplus S.A.'s predecessor, issued 412,500 shares (equivalent to 20,625,000 shares of Gemplus International SA after the 50 for 1 stock split) to the owners of Gemplus Associates, the general partner of Gemplus SCA as a result of the merger between the two companies. Following the transaction, Gemplus SCA was legally reorganized into Gemplus S.A., a French corporation. The consideration of shares issued, net of euro 700 thousand of cash held by Gemplus Associates, totaled euro 65.4 million. The Company treated the transaction consistent with its form as a business combination and recorded goodwill for the difference between the fair value of the shares issued and the cash acquired. This transaction was entered into to enable the Company to terminate Gemplus Associates' general partner status and management contract. The goodwill of euro 65.4 million that resulted from this legal reorganization was immediately written off and included as part of amortization expense in 1999.

Acquired operations

In November 2000, the Company completed its acquisition of Celocom Limited ("Celo"), an electronic transaction security business. The total purchase consideration of euro 55,725 thousand was comprised of cash of euro 30,574 thousand and 4,191,776 ordinary shares amounting to euro 25,151 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included euro 3,387 thousand for developed software. Such intangible asset is being amortized using the straight-line method over its estimated useful lives of 3 years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 54,385 thousand. Such goodwill is being amortized using the straight-line method over five years.

In October 2000, the Company completed its acquisition of SLP InfoWare S.A. ("SLP"), a software developer in the wireless services business. The total purchase price paid for SLP was euro 51,177 thousand, comprised of cash of euro 49,000 thousand and 362,863 in ordinary shares amounting to euro 2,177 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included euro 8,400 thousand for developed software and euro 1,700 thousand for patents. Developed software and patents are being amortized using the straight-line method over their estimated useful lives of 3 years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 37,153 thousand. Such goodwill is being amortized over five years.

On a pro-forma basis, as if Celo and SLP had been acquired at the beginning of fiscal 2000 and 1999, respectively, revenue and expenses with the exception of goodwill amortization would not differ materially from the amounts reported in the Company's accompanying consolidated financial statements for each of the years ended December 31, 2000 and 1999. On a pro-forma basis, amortization of related goodwill would have reduced net income by euro 15,586 thousand and euro 18,308 thousand in 2000 and 1999, respectively. On a pro-forma basis, basic earnings per share and diluted earnings per share would have been reduced by
0.03 and 0.03, respectively, for the year ended December 31, 2000 (0.06 and 0.06, respectively, for the year ended December 31, 1999).

In April 2000, the Company completed its acquisition of ODS (Oldenbourg Daten System), a German manufacturer of memory chip phone and bank cards as well as microprocessor pay-TV cards. The final purchase consideration was euro 21,713 thousand. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of euro 8,138 thousand.

During 2001, 2000 and 1999, the Company acquired various other companies, mainly with activities in the field of research and development. The impact of these acquisitions on the consolidated financial statements was not material.

In 2000, purchase of activities net of cash acquired and corresponding goodwill can be analyzed as follows (in thousand euros):

                                                            Celo                SLP          ODS and others      Total
Cash payments                                                    30,574             49,000          19,801          99,375
Cash acquired                                                      (325)               (10)              -            (335)
                                                      ------------------ ------------------ ---------------  --------------
Purchase of activities net of cash acquired                      30,249             48,990          19,801          99,040
                                                      ------------------ ------------------ ---------------  --------------

Advance payments made during 1999                                     -                  -           3,990           3,990
Consideration paid in shares                                     25,151              2,177               -          27,328
                                                      ------------------ ------------------ ---------------  --------------

Acquisition costs net of cash acquired                           55,400             51,167          23,791         130,358

Developed software                                                3,387              8,400               -          11,787
Patents                                                               -              1,700               -           1,700
Property, plant and equipment                                       466                144          11,344          11,954
Accounts receivable and other current assets                        965              5,549           9,470          15,984
Deferred tax assets (liabilities) net                              (102)             1,165           2,795           3,858
Bank overdrafts                                                  (3,173)              (135)              -          (3,308)
Accounts payable and other current liabilities                     (528)            (2,809)         (9,680)        (13,017)

                                                      ------------------ ------------------ ---------------  --------------
Fair value of net assets acquired                                 1,015             14,014          13,929          28,958
                                                      ------------------ ------------------ ---------------  --------------
                                                      ------------------ ------------------ ---------------  --------------
Goodwill                                                         54,385             37,153           9,862         101,400
                                                      ================== ================== ===============  ==============

Disposed operations

On August 23, 2001, the Company completed the sale of its subsidiary Skidata A.G. ("Skidata"), the Company's electronic access-control solutions business unit, to Kudelski S.A., for euro 117,500 thousand, of which euro 33,500 thousand was received in cash and euro 84,000 thousand was received in shares, which the Company immediately resold for euro 84,000 thousand to a designee of Kudelski. As a result of the transaction, the Company's 2001 Consolidated Statement of Income only includes Skidata's operational results up to August 23, 2001.

In connection with the agreement that was reached between the Company and Kudelski S.A. to sell SkiData, the Company entered into an agreement with Meridiana-Werzalit B.V. ("Meridiana") to purchase the remaining shares of Skidata held by Meridiana, a minority shareholder. Pursuant to this agreement signed on June 23, 2001, the Company purchased 700,000 shares of Skidata, representing 20% of Skidata's issued share capital, for a total purchase consideration of euro 13,081 thousand. This consideration was negotiated on the basis of an amendment to the purchase agreement dated March 1997 pursuant to which the Company had purchased the first 80% of Skidata's shares.

In addition, on June 23, 2001, the Company entered into an agreement with Meridiana, pursuant to which Meridiana transferred to Gemplus in exchange for a payment of euro 1 all of its rights concerning a loan of euro 3,634 thousand granted to Skidata. This loan had been granted to Skidata in 1996 by Constantia, an Austrian corporation, subsidiary of Meridiana and former principal shareholder of Skidata, and was repayable under specific conditions, none of which had been met as at June 23, 2001. This transaction was recorded by the Company as a reduction of the euro 13,081 thousand consideration paid to Meridiana to acquire the remaining 20% of Skidata's shares.

The acquisition of the remaining 20% of Skidata's shares was recorded under the purchase method of accounting. The excess of the net purchase price of euro 9,446 thousand over the fair market value of the shares acquired generated a goodwill of euro 7,530 thousand.


On July 31, 2001, the Company completed the sale of its Tag electronic smart labels solutions business to Axa Private Equity, for euro 3,007 thousand. As a result of the transaction, the Company's 2001 consolidated statement of income only includes Tag activities' operational results up to July 31, 2001.

In 2001, disposal of activities net of cash disposed can be analyzed as follows (in thousand euros):

                                                                 SkiData and Tag

Consideration received in cash                                          36,507
Consideration received in shares immediately resold                     84,000
                                                                      --------
Proceeds from sale of activities                                       120,507
                                                                      --------

Cash disposed                                                           (3,506)

                                                                      --------
Proceeds from sale of activities, net of cash disposed                 117,001
                                                                      --------

Fees                                                                    (8,270)

                                                                      --------
Proceeds from sale of activities, net of fees                          108,731
                                                                      --------


Intangible assets                                                        1,010
Property, plant and equipment                                            5,972
Financial assets                                                         2,335
Accounts receivable and other current assets                            60,485
Bank overdrafts                                                        (25,538)
Accounts payable and other current liabilities                         (26,504)
Long-term liabilities                                                     (895)
Currency translation adjustment                                            577

                                                                      --------
Net assets sold                                                         17,442
                                                                      --------
Goodwill disposed                                                       22,975

                                                                      --------
Net gain on disposal of activities                                      68,314
                                                                      ========


4/   Trade accounts receivable

Trade accounts receivable consist of the following:
                                                         (in thousands of euros)
-------------------------------------------------------------------------------
                                                        December 31,
                                               2001         2000        1999
-------------------------------------------------------------------------------
Trade accounts receivable, gross             201,481      323,987      210,390
Less, allowances for doubtful accounts       (12,846)     (12,711)      (9,435)

-------------------------------------------------------------------------------
Trade accounts receivable, net               188,635      311,276      200,955
-------------------------------------------------------------------------------

5/   Inventory

Inventory consists of the following:

                                                        (in thousands of euros)
-------------------------------------------------------------------------------
                                                   December 31,
                                    2001               2000              1999

-------------------------------------------------------------------------------
Raw materials and supplies         63,621             60,540            35,304
Work-in-process                    79,394             79,103            42,133
Finished goods                     14,738             45,586            29,960
-------------------------------------------------------------------------------
Inventory, gross                  157,753            185,229           107,397
-------------------------------------------------------------------------------
Less, inventory allowance         (17,959)           (11,128)          (11,576)

-------------------------------------------------------------------------------
Inventory, net                    139,794            174,101            95,821
-------------------------------------------------------------------------------

6/  Other current assets

Other current assets include the following:
                                                         (in thousands of euros)
--------------------------------------------------------------------------------

                                                        December 31,
                                              2001          2000          1999

--------------------------------------------------------------------------------
Value added tax receivable                    36,209        36,205       18,371
Other taxes receivable                        13,870           596          591
Foreign currency hedges                            -        23,284            -
Advance facility to supplier                  21,539        10,747            -
Advance payments to non-trade suppliers        7,816         7,328        8,407
Prepaid expenses                               9,646         9,293       10,743
Advance payments to trade suppliers            4,572         2,049        2,091
Prepaid pension cost                             982         1,032          626
Equity investee loans                              -             -          440
Other current assets                           9,099         6,843        4,362

--------------------------------------------------------------------------------
Total other current assets                   103,733        97,377       45,631
--------------------------------------------------------------------------------

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier's production capacity with an unsecured advance facility for euro 37.6 million. The advance facility matures over a period of three years and earns rebates at a rate of 7.5% per annum, such rebate being deemed to include interest receivable on the loan. Following the economic downturn in the wireless market, the Company has reduced its purchases of microprocessor chips and therefore could not earn enough rebates to cover the interest receivable on the loan. As a result, the advance facility was remeasured at amortized cost, resulting in a euro 2,022 thousand financial expense in the 2001 consolidated statement of income. As of December 31, 2001, no repayment has yet occurred and the outstanding balance of the advance facility was euro 37,694 thousand, of which euro 21,539 thousand is recorded under other current assets and euro 16,154 under other non current assets.

Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity. -


7/   Property, plant and equipment

Property, plant and equipment includes the following:

                                                                                               (in thousands of euros)
-----------------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
                                                                               2001           2000             1999
-----------------------------------------------------------------------------------------------------------------------
Land                                                                            7,169          5,204             4,174
Buildings                                                                     136,570        104,023            89,077
Machinery and equipment                                                       346,267        334,620           240,396
Construction in progress                                                       36,807         18,187            10,418
-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, gross amount                                   526,813        462,034           344,065
-----------------------------------------------------------------------------------------------------------------------
Buildings, accumulated depreciation                                           (44,606)       (35,072)          (24,791)
Machinery and equipment, accumulated depreciation                            (213,423)      (177,046)         (128,255)
-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, accumulated depreciation                      (258,029)      (212,118)         (153,046)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                            268,784        249,916           191,019
-----------------------------------------------------------------------------------------------------------------------



Interest is capitalized during the new construction or upgrade of qualifying assets. No interest was capitalized in 2001, 2000 and 1999, due to the low level of the Company's borrowings.

Property, plant and equipment variation analysis is as follows:

                                                        (in thousands of euros)
-------------------------------------------------------------------------------

                                                   Gross amount    Amortization
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Opening December 31, 2000                            462,034          (212,118)
-------------------------------------------------------------------------------
Additions and amortization expense                   102,555           (84,160)
Disposals and retirements                            (26,770)           26,498
Effect of change for acquisitions / dispositions     (19,071)           13,099
Exchange rate differences                              8,065            (1,348)

-------------------------------------------------------------------------------
Closing December 31, 2001                            526,813          (258,029)
-------------------------------------------------------------------------------

Included below are amounts related to assets subject to capital leases, which have been included in the balance of property, plant and equipment.

                                                                                          (in thousands of euros)
-----------------------------------------------------------------------------------------------------------------
                                                                                          December 31,
                                                                               2001           2000          1999
-----------------------------------------------------------------------------------------------------------------
Land                                                                            3,459         2,756        2,970
Buildings                                                                      42,672        45,937       46,913
Construction in progress                                                        5,711             -            -
-----------------------------------------------------------------------------------------------------------------
Property, plant and equipment under capital lease, gross                       51,842        48,693       49,883
-----------------------------------------------------------------------------------------------------------------
Less, accumulated depreciation                                                (15,887)      (14,779)     (11,789)
-----------------------------------------------------------------------------------------------------------------
Property, plant and equipment under capital lease, net                         35,955        33,914       38,094
-----------------------------------------------------------------------------------------------------------------


8/   Goodwill

Goodwill consists of the following:

                                                        (in thousands of euros)
--------------------------------------------------------------------------------

                                                     December 31,
                                         2001            2000          1999
-------------------------------------------------------------------------------
Goodwill                                  163,402        186,080        83,838
Goodwill, accumulated amortization        (46,822)       (30,271)      (19,859)

-------------------------------------------------------------------------------
Goodwill, net                             116,580        155,809        63,979
-------------------------------------------------------------------------------

Goodwill variation analysis is as follows:

                                                       (in thousands of euros)
--------------------------------------------------------------------------------

                                                  Gross amount   Amortization
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Opening December 31, 2000                              186,080        (30,271)
------------------------------------------------------------------------------
Additions and amortization expense                      10,824        (27,162)
Effect of change for acquisitions / dispositions       (33,631)        10,656
Other disposals and retirements                         (1,330)           250
Exchange rate differences                                1,459           (295)

------------------------------------------------------------------------------
Closing December 31, 2001                              163,402        (46,822)
------------------------------------------------------------------------------

Goodwill is being amortized on a straight-line basis over periods of 5 to 20 years. The Company reviews the carrying value of goodwill for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.


9/       Other non-current assets

Other non-current assets consist of the following:

                                                                                      (in thousands of euros)
--------------------------------------------------------------------------------------------------------------
                                                                                     December 31,
                                                                           2001         2000           1999
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
Loans receivable from senior management                                  75,317       150,324               -
Software, net of accumulated amortization
(12,381 in 2001, 12,549 in 2000 and 8,630 in 1999)                       31,347        21,961          11,424

Long-term portion of advance facility to supplier (note 6)               16,154        26,867               -
Research tax credits                                                     12,144        18,877           4,732

Patents and patent rights, net of accumulated amortization
(4,865 in 2001, 5,046 in 2000 and  3,628 in 1999)                         6,150         5,798           2,344
Rental deposits                                                           1,622         1,978           1,319
Employee loans and other related loans                                      850         1,778           1,726
Other loans and assets                                                    6,888         6,460           1,651

--------------------------------------------------------------------------------------------------------------
Total other non-current assets                                          150,472       234,043          23,196
--------------------------------------------------------------------------------------------------------------



As described in Note 31, loans were granted in 2000 to Mr. Perez and to Dr. Lassus pursuant to the terms of their employment. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to the Company's Consolidated Statement of Income. As at December 31, 2001, the outstanding balance of these loans was euro 75,317 thousand, including accrued interest in the amount of euro 3,459 thousand, and concerned exclusively Dr. Lassus.

Capitalized software includes software developed and acquired for internal corporate use, primarily in enterprise resource planning and customer relationship management.

10/   Research and development costs

Deferred development costs can be analyzed as follows:

                                                                    (in thousands of euros)
-------------------------------------------------------------------------------------------

                                                                       December 31,
                                                              2001         2000       1999
-------------------------------------------------------------------------------------------
Gross amount at beginning of year                           34,846        9,074      8,104
Accumulated amortization at beginning of year               (8,497)      (1,376)    (4,426)
-------------------------------------------------------------------------------------------
Balance of beginning of year                                26,349        7,698      3,678
-------------------------------------------------------------------------------------------
Deferred during the year                                     6,511       13,984      7,507
Less, allowances                                            (4,390)      (7,120)    (3,487)
-------------------------------------------------------------------------------------------
Impact for the year on income before tax                     2,121        6,864      4,020
-------------------------------------------------------------------------------------------
Software development arising from acquisition                    -       11,787          -
-------------------------------------------------------------------------------------------
Balance at end of year                                      28,470       26,349      7,698
-------------------------------------------------------------------------------------------
Gross amount at end of year                                 41,357       34,846     15,611
Accumulated amortization                                   (12,887)      (8,497)    (7,913)
-------------------------------------------------------------------------------------------
Balance at end of year                                      28,470       26,349      7,698
-------------------------------------------------------------------------------------------

Capitalized development costs comprise software to be sold including software development arising from acquisitions (See Note 3).

Research and development expenses incurred during the year consist of the following:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                     Years ended December 31,
                                                    2001       2000      1999
--------------------------------------------------------------------------------
Research and development expenditures             124,567    104,344    67,383
Deferred development costs, net                    (2,121)    (6,864)   (4,020)
Grants received including research tax credit      (9,561)    (6,702)   (1,115)

-------------------------------------------------------------------------------
Total research and development                    112,885     90,778    62,248
-------------------------------------------------------------------------------

Due to the special tax status of the Company until 1999, the Company's eligibility for certain research tax credits was legally uncertain. For this reason, the Company recorded an allowance against certain research tax credits arising between 1993 and 1999 that were included as a component of other non-current assets. In 2000, the Company obtained formal confirmation that these research tax credits will be received and reversed the allowance accordingly. The reversal amounting to euro 12,486 thousand has been included as a separate line item of operating income in 2000.


11/ Investments

Investments consist of the following:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                           December 31,
                                                   2001        2000      1999
--------------------------------------------------------------------------------
Equity affiliates                                 4,358       5,551     2,509
Investments in non-marketable
equity securities
(net of valuation allowance of 14,107
in 2001, 11,684 in 2000 and 11,395 in 1999)      17,066      11,183     1,290

--------------------------------------------------------------------------------
Investments                                      21,424      16,734     3,799
--------------------------------------------------------------------------------

As at December 31, 2000, investments in equity securities included one public company, SCM, listed on the Nasdaq, which has a reasonable sized public float. Such shares were sold during 2001.

The Company has minority shareholdings in numerous non-public start-up companies. These shareholdings are recorded at cost. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i.e., that the business model is questioned and / or that the business plan is not met.


12/  Accounts payable

Accounts payable consist of the following:

                                                 (in thousands of euros)
-------------------------------------------------------------------------------

                                                 December 31,
                                  2001               2000               1999

-------------------------------------------------------------------------------
Trade accounts payable          102,566            235,982             135,759
Non-trade accounts payable        7,095             25,065               9,677

-------------------------------------------------------------------------------
Total accounts payable          109,661            261,047             145,436
-------------------------------------------------------------------------------


13/      Other current liabilities

Other current liabilities consist of the following:

                                                                                          (in thousands of euros)
-----------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
                                                                                   2001        2000        1999
-----------------------------------------------------------------------------------------------------------------
Management severance liability                                                    21,113           -           -
Litigation expenses                                                               19,411           -           -
Customer deposits                                                                  8,897      10,344       5,650
Restructuring - provision for reduction of workforce and other cash outlays        6,177           -           -
Allowances for customer claims                                                     5,848       2,821       3,526
Deferred revenue                                                                   5,662       9,688       7,262
Foreign currency hedges                                                            5,178           -       5,876
Short-term debt                                                                    4,840      24,307      23,160
Tax reimbursement liability on interest forgiven on loans to senior management     3,585           -           -
Provision for employee terminations                                                    -         338         495
Other purchase acquisition liability                                                   -       2,755           -
Other accrued liabilities                                                          5,700       4,614       2,686

-----------------------------------------------------------------------------------------------------------------
Total other current liabilities                                                   86,411      54,867      48,655
-----------------------------------------------------------------------------------------------------------------


As at December 31, 2001, the liability relating to management severance expenses described in Note 31 amounted to euro 21,113 thousand. This liability was analyzed between a tax payable on the portion of the loan that has been forgiven for euro 6,502 thousand and termination benefits payable in cash for euro 14,611 thousand.

As described in note 26, the Company recorded a charge of euro 18,120 thousand in its 2001 Consolidated Statement of Income with respect to the judgment on appeal rendered in October 2001 concerning the Humetrix litigation. This charge resulted in a total current liability (including a previously existing provision) of euro 19,411 thousand in the balance sheet as at December 31, 2001.

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company's indirect subsidiaries has agreed to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. Interest related to the loans were accrued in the Consolidated Statement of income, totaling euro 3,139 thousand in 2000 and euro 4,877 thousand in 2001. Income tax resulting from the forgiveness of interest starting July 1st, 2001 was accrued in the 2001 Consolidated Statement of Income, resulting in a compensation expense of euros 3,585 thousand reflected under general and administrative expenses.


Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity.

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company's foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company's treasury management.

14/      Long-term debt

Long-term debt consists of the following:

                                                      (in thousands of euros)
------------------------------------------------------------------------------
                                                        December 31,
                                                2001        2000         1999
------------------------------------------------------------------------------
Long-term debt                                     -       3,688        3,634
Use of medium and long-term credit lines          14       4,044        7,725
------------------------------------------------------------------------------
Total long-term debt                              14       7,732       11,359
------------------------------------------------------------------------------
Less, current portion                              -      (1,867)      (3,256)

------------------------------------------------------------------------------
Total long-term debt, less current portion        14       5,865        8,103
------------------------------------------------------------------------------



As at December 31, 2000, long-term debt included a loan of euro 3,634 thousand, granted in 1996 to SkiData by the former shareholder of SkiData, Meridiana. As described in Note 3, in connection with the sale of its Skidata subsidiary, the Company entered in June 2001 into an agreement with Meridiana, pursuant to which Meridiana transferred to Gemplus in exchange for a payment of euro 1 all of its rights concerning this loan. -

The Company maintains confirmed credit facilities with a number of lending institutions, amounting to euro 107,500 thousand at December 31, 2001, almost entirely unused as at December 31, 2001. These euro 107,500 thousand included euro 97,500 thousand corresponding to a revolving credit facility entered into in 1999, as described below. Borrowing rates on these credit facilities if used range from EURIBOR/LIBOR +0.325% to EURIBOR/LIBOR +0.400%, if unused cost ranges from 0.100% to 0.175%. Marginal costs range from EURIBOR/LIBOR +0.175% to EURIBOR/LIBOR +0.300%. In 2001, 2000, and 1999 the average EURIBOR/LIBOR rate were 4.329%, 4.237%, and 2.862%, respectively.

The Company entered into a euro 150,000 thousand revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, euro 52,500 thousand of loan commitments under the revolving credit facility expired without being used. Out of the remaining euro 97,500 thousand, euro 24,400 thousand expires in July 2002, euro 24,400 thousand in July 2003 and euro 48,700 thousand in July 2004. As of December 31, 2001, the Company had not drawn any amounts under the revolving credit facility.


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



15/  Capital leases

Capital leases obligations outstanding as at December 31, 2001 are analyzed as follows:

                                                 (in thousands of euros)
------------------------------------------------------------------------

2002                                                              6,039
2003                                                              7,537
2004                                                              5,498
2005                                                              5,390
2006                                                              4,767
Thereafter                                                       15,177
------------------------------------------------------------------------
Total minimum lease payments                                     44,408
------------------------------------------------------------------------
Less, amount representing interest                               (8,093)
------------------------------------------------------------------------
Present value of minimum obligations under capital leases        36,315
------------------------------------------------------------------------
Less, current portion of obligations under capital leases        (3,734)
------------------------------------------------------------------------
Long-term obligations under capital leases                       32,581
------------------------------------------------------------------------


In 1999, the Company entered into a sale-leaseback transaction with two major financial institutions for a duration of 11 years ending on December 31, 2010. The proceeds received amounted to euro 28,270 thousand and relate to land and an industrial and office building located in Gemenos, France. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to land and a research and development and office building located in La Ciotat, France, under construction as at December 31, 2001. The capital lease will have a duration of 12 years after the completion of the building. The proceeds received in 2001 amounted to euro 5,711 thousand. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

16/      Other non-current liabilities

Other non-current liabilities consist of the following:

                                                        (in thousands of euros)
-------------------------------------------------------------------------------

                                                         December 31,
                                             2001         2000          1999

-------------------------------------------------------------------------------
Non-current liabilities                      29,989      42,184         37,406
Equity investments commitments                  870       1,533            953

-------------------------------------------------------------------------------
Total other non-current liabilities          30,859      43,717         38,359
-------------------------------------------------------------------------------




Long-term liabilities variation analysis is as follows:


                                                                                                        (in thousands of euros)
---------------------------------------------------------------------------------------------------------------------------------
                                              Effect of                 Effect of       Amounts
                                              exchange    Increase in   change for      unused          Amounts
                                December 31,    rate       long-term   acquisitions/  during the      used during    December 31,
                                   2000        changes    liabilities  dispositions     period        the period         2001
---------------------------------------------------------------------------------------------------------------------------------
Provision for patents claims      19,564           -          1,601            -        (10,600)        (1,565)          9,000
Provision for tax claims          13,010          (1)         3,579            -         (2,832)           (29)         13,727
Provision for litigation claims    2,502           -          2,300       (1,282)             -         (1,220)          2,300
Provision for pension costs        1,584          10            552            -           (266)           (27)          1,853
Other provisions                   3,655          42          1,449            -         (1,160)        (1,274)          2,712
Govermnent loans received          1,869          15              -            -         (1,100)          (387)            397

---------------------------------------------------------------------------------------------------------------------------------
Total                             42,184          66          9,481       (1,282)       (15,958)        (4,502)         29,989
---------------------------------------------------------------------------------------------------------------------------------


The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the patent agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims. The Company partially reversed in 2001 a provision for a patent claim, resulting in a favorable euro 10,600 thousand royalty expense adjustment recorded in cost of sales. This provision had been recorded following allegations by a claimant that the Company was infringing one or more patents owned by such claimant. In June 2001, the Company reached an agreement with such claimant and the risk of loss and outflow of resources was no longer probable.

In the ordinary course of business, the Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction and past experience in settling these claims. Based on certain confirmations and a ruling obtained from the tax authorities in 2001, provisions for tax claims amounting to euro 2,832 thousand have been reversed to net income.

Certain entities of the group are eligible to receive government loans. These loans are only repayable when financed projects are commercially successful. For unsuccessful projects, the funds received do not have to be repaid and as appropriate the Company reverses the recorded liability.


17/      Other income (expense) net

Other income (expense) net consists of the following:

                                                                        (in thousands of euros)
------------------------------------------------------------------------------------
                                                    For the years ended December 31,
                                                     2001         2000       1999
------------------------------------------------------------------------------------
Gain (loss) on investments                          66,425       14,035      5,829
Gain (loss) on equity investments                   (3,505)      (4,542)      (961)
Foreign exchange gain (loss)                       (12,618)        (889)    (1,208)
Gain (loss) on sale and disposal of fixed assets      (189)         169        447
Minority interests                                  (4,432)      (8,801)    (4,565)

------------------------------------------------------------------------------------
Total other income (expense) net                    45,681          (28)      (458)
------------------------------------------------------------------------------------


As indicated in Note 11, the Company may hold minority shareholdings in various related high technology companies. In 1999, the sale of shares of SCM generated a profit of euro 3,708 thousand and the sale of Verisign shares generated a profit of euro 5,032 thousand. In 2000, the sale of Intercall shares generated a profit of euro 11,765 thousand. Prior to these sales of shares, the Company owned approximately 6% in both Intercall and SCM and less than 2% in Verisign. Subsequent to these share sales the Company owned less than 2% interest in each of these respective companies. As at December 31, 2001, the Company had no more interests in these companies.

The euro 66,425 thousand net gain on investments recorded in 2001 primarily included a euro 68,314 thousand one-time gain generated from our Skidata and Tag divestitures (See Note 3).



18/    Income taxes

Gemplus S.A. and certain of its French subsidiaries operate in a tax exempt enterprise zone and accordingly the income related to their manufacturing activities in such a zone are exempt from income taxes for a ten-year period expiring between the fiscal years 1999 to 2002. The tax-free status for some of the major French entities expired during 1999. The Company was has benefited from new temporary tax exemptions in 2000 and 2001, in Asian countries.

The contribution of shares of Gemplus S.A. to Gemplus International S.A., a Luxembourg company, has no effect on deferred tax assets and liabilities previously recognized.

The components of income taxes benefit (provision)are as follows:

                                                  (in thousands of euros)
--------------------------------------------------------------------------
                                                Years ended December 31,
                                              2001       2000        1999
--------------------------------------------------------------------------
Current taxes                               (4,074)   (28,044)    (13,016)
Deferred taxes                              18,258     (1,587)        945

--------------------------------------------------------------------------
Total taxes benefit (provision)             14,184    (29,631)    (12,071)
--------------------------------------------------------------------------



A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

---------------------------------------------------------------------------------------------------
                                                                   Years ended December 31,
                                                                  2001        2000         1999
-------------------------------------------------------------------------------------------------
Income before taxes                                             (114,404)    128,709     (20,062)
-------------------------------------------------------------------------------------------------
Income tax calculated at corporate tax rate (*)                   42,845     (48,202)      8,024
Effect of tax exemption                                           15,144      12,496      (2,395)
Effect of different tax rates                                       (916)     17,180       1,493
Effect of release of valuation allowance                           4,154          _           _
Effect of unrecognized tax assets                                (40,533)     (9,367)      6,842
Effect of expenses non deductible and revenues non taxable           353       2,458       2,690
Effect of goodwill amortization resulting from mergers
and acquisitions (note 3)                                         (6,863)     (4,196)    (28,725)
-------------------------------------------------------------------------------------------------
Income tax expense for the year                                   14,184     (29,631)    (12,071)
-------------------------------------------------------------------------------------------------

(*) Luxembourg tax rate of 37.45% in 2001 and 2000, respectively, France tax rate of 40.00% in 1999



The components of the net deferred tax asset recorded at December 31, 2001, 1999 and 1998 are:

                                                              (in thousands of euros)
--------------------------------------------------------------------------------------
                                                                  December 31,
                                                          2001        2000       1999
--------------------------------------------------------------------------------------
ASSETS
Loss carryforward                                       82,978      39,806     25,726
Excess book over tax depreciation and amortization       2,646       2,957      5,665
Other temporary differences                             32,674      21,961     19,427
Valuation allowance                                    (82,048)    (48,358)   (42,784)
--------------------------------------------------------------------------------------
LIABILITIES
Excess tax over book depreciation and amortization      (4,349)     (2,296)    (2,706)
Other temporary differences                             (9,753)     (9,246)    (3,128)
--------------------------------------------------------------------------------------
Net deferred tax asset                                  22,148       4,824      2,200
--------------------------------------------------------------------------------------
Deferred tax asset                                      22,148       7,120      8,034
Deferred tax liability                                       -      (2,296)    (5,834)
--------------------------------------------------------------------------------------
Not deferred tax asset                                  22,148       4,824      2,200
--------------------------------------------------------------------------------------


At December 31, 2001, the Company had net operating loss carryforwards totaling 223,485 euro thousand of which 29,628 euro thousand, 7,381euro thousand, 10,633 euro thousand and 74,489 euro thousand is limited to five years, ten years, fifteen years and twenty years, respectively, and 101,354 euro thousand may be used indefinitely. In those situations where tax loss carryforwards and other net deferred tax assets have been generated by start-up companies or by companies without a recent history of profitable operations, management has provided a valuation allowance to reduce net deferred tax asset to the estimated realizable value.

The valuation allowance has been partially released in 2001 following favorable outcomes on certain tax investigations by tax authorities.

Deferred income taxes on the undistributed earnings of the Company's foreign subsidiaries are not provided for as it is intended that the vast majority of these earnings will be indefinitely reinvested in these entities.


19/  Restructuring

Pursuant to the Company's announcement on May 2, 2001 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of euro 28,466 thousand in the statement of income during the second quarter of 2001. This restructuring charge was in connection with the closure of a manufacturing facility, the downsizing of a research and development and services center in Canada, a reduction of the workforce following the combination of the Company's financial services and e-business activities, and the rationalization of office facilities on a worldwide basis.

The euro 28,466 thousand charge consisted of euro 15,386 thousand for headcount reductions, euro 11,977 thousand for consolidation of facilities and related fixed assets and euro 1,103 thousand for inventory write-offs.

The restructuring actions were taken to reduce manufacturing capacity, and, from a business standpoint, to better integrate resources, leverage technology trends, and minimize overlapping market requirements and partnerships in the financial services and e-business sectors.

The plan included the termination benefits of 497 employees representing 7% of the Company's global workforce. Employee reductions occurred in the following areas: manufacturing organization 200 employees, research and development 123 employees, selling and marketing organizations 100 employees, system integration and consulting services 34 employees, and support functions 40 employees.

The majority of employee terminations were located in Germany (214 persons), due principally to the closure of the Seebach manufacturing facility (198 persons), and Canada (167 persons), due to the downsizing of the research and development and services center in Montreal. The remaining 116 terminations of employment were located in different countries of the world.

Total cash outlays for the restructuring program are expected to amount to euro 22,022 thousand, including euro 15,386 thousand for termination of employment, and euro 6,636 thousand for other related exit costs. Non-cash related actions, primarily consisting of assets and inventory write-offs, amounted to euro 6,444 thousand.

Restructuring activity -for the year ended December 31, 2001 was as follows:

                                                                                     (in thousand euros)
                                            Reduction of workforce    Non-cash write-offs of     Total
                                           and other cash outflows            assets
--------------------------------------------------------------------------------------------------------
2001 restructuring charge                            22,022                  6,444              28,466
--------------------------------------------------------------------------------------------------------
Amounts utilized in 2001:                           (15,466)
Exchange rate differences                              (379)
Restructuring reserve as at December 31,              6,177
2001
--------------------------------------------------------------------------------------------------------


20/   Ordinary shares

Gemplus International S.A. is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently four hundred million euro consisting of two billion shares with no legal par value.

On February 18, 2000, the Company issued 94,000,000 shares to Texas Pacific Group at Euro 3.51 per ordinary share, the fair value determined by the Board of Directors on February 2, 2000. Net proceeds from the issuance were Euro 319,704 thousand. In connection with this capital increase, the Company entered into a warrant agreement with Texas Pacific Group, a Company shareholder, and Dr. Lassus, the Company's former chairman of the Board of Directors. Under this agreement, the Company granted the right to purchase another 56,400,000 shares at euro 3.51 per share. These warrants were exercised on September 28, 2000, resulting in net additional proceeds of euro 191,753 thousand (see Note 24).

In connection with the February 18, 2000 capital increase, the Company entered into an agreement, granting Texas Pacific Group, a Company shareholder, and Dr. Lassus the right to acquire additional shares at euro 3.51 per share. On May 29 and 31, 2000, pursuant to this agreement, the Company increased its capital by issuing 61,873,300 new shares, which generated net proceeds of Euro 212,088 thousand.

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

On August 25, 2000 and September 28, 2000, the Company issued 61,487,358 shares pursuant to employment arrangements with Mr. Perez and with Dr. Lassus (see Note
31). These shares included 20,495,786 free shares and 40,991,572 shares resulting from the exercise of stock options at an exercise price of euro 3.51 per share. The corresponding capital increase net of issuance costs was euro 142,615.

On December 8, 2000 the Company completed a public offering resulting in the issuance of 15,000,000 new ordinary shares. The Company's net proceeds from the offering were euro 82,590 thousand (see Note 3).

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand. Out of these euro 25,151 thousand recorded in paid-in-capital as at December 31, 2000, an amount of euro 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement. At December 31, 2001, 1,713,181 shares had not been released and were still in escrow.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand. Out of these euro 2,177 thousand recorded in paid-in-capital as at December 31, 2000, an amount of euro 73 thousand was allocated to share capital, as the corresponding shares were issued.

During 2001, the Company issued 7,296,500 shares following the contribution of 145,930 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder's equity.

During 2001, the Company issued 2,116,850 shares following the exercise of Gemplus International SA stock options held by employees.

In addition, in 2001, the Company purchased at fair market value 80,587 shares of Gemplus S.A., equivalent to 4,029,350 shares of Gemplus International S.A., held by two former executive officers of the Company, thus reducing the Company's shareholders' equity.

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Operations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of euro 3.17 per share. In addition, as described in Note 32, the Company's former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International S.A. shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001. As described in Note 3, as at December 31, 2001, the Company held 35,705,936 shares of its outstanding common stock.


As mentioned in Note 3, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 6,114,200 shares, representing 0.95% of the shareholdings of Gemplus International S.A., which in total was represented by 641,396,497 shares outstanding as at December 31, 2001.

The number of shares as of December 31, 2001 can be analyzed as follows:

Number of shares outstanding                                                    635,282,297
Gemplus SA shares to be contributed                                               6,114,200
--------------------------------------------------------------------------------------------
Number of shares outstanding including shares to be contributed                 641,396,497

Treasury shares (including 30,743,679 shares held by an indirect subsidiary)    (35,705,936)
Options outstanding                                                              94,460,108
Warrants outstanding                                                              2,561,973

--------------------------------------------------------------------------------------------
Number of shares on a fully diluted basis                                       702,712,642
--------------------------------------------------------------------------------------------


The number of shares on a fully diluted basis is not representative of the number of shares used in computing net income per share. Net income per share is calculated using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method (see Note
21).

As at December 31, 2001, 51,790,242 shares are reserved for shares issuable under the different share options plans (see Note 24)

21/  Net income (loss) per share calculation

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows. As net losses have been reported in 2001 and in 1999, the dilutive effects of stock options, warrants and shares to be issued following acquisitions in 2000 of Celocom Limited and SLP InfoWare SA were excluded of net loss per share calculation in these periods.

                    (in thousands of euros, except shares and per share data)
---------------------------------------------------------------------------------------------------------------
                                                                          Years ended December 31,
                                                                      2001              2000            1999
---------------------------------------------------------------------------------------------------------------
Net income / (loss) (numerator)                                     (100,220)          99,078         (32,133)
---------------------------------------------------------------------------------------------------------------

Shares used in basic net income per-share calculation (denominator):

---------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding             636,992,392      497,523,946     313,120,400
---------------------------------------------------------------------------------------------------------------
Dilutive effect of stock options                                  24,661,319       33,981,118      16,861,650
Dilutive effect of warrants                                        1,006,546        7,672,160               -
Dilutive effect of shares to be issued following acquisitions
of Celo and SLP                                                      167,936           78,982               -
---------------------------------------------------------------------------------------------------------------
Weighted average diluted number of shares outstanding            662,828,193      539,256,206     329,982,050
---------------------------------------------------------------------------------------------------------------

Shares used in diluted net income per share (denominator)        636,992,392      539,256,206     313,120,400
---------------------------------------------------------------------------------------------------------------


22/  Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in capital in the shareholders' equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders' equity section of the balance sheets as at December 31, 2001, 2000 and 1999, respectively, were as follows:


                                                        (in thousands of euros)
-------------------------------------------------------------------------------
                                                         December 31,
                                                2001         2000         1999
-------------------------------------------------------------------------------
Cumulative translation adjustment              (3,567)        376        2,814
Net unrealized loss on hedging instruments
qualifying as effective                          (401)          -            -

-------------------------------------------------------------------------------
Cumulative other comprehensive income          (3,968)        376        2,814
-------------------------------------------------------------------------------


The components of comprehensive income for the year ended December 31, 2001, 2000 and 1999, respectively, were as follows:

                                                                        (in thousands of euros)
-----------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                                                 2001        2000        1999

Net income (loss)                                             (100,220)     99,078     (32,133)
-----------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                     (3,943)     (2,438)        358
Effect of adopting IAS 39 as at January 1, 2001                  9,093           -           -
Change in fair value of available-for-sale financial assets       (286)          -           -
Change in fair value of derivatives qualifying as
 effective hedging instruments                                  (9,208)          -           -
-----------------------------------------------------------------------------------------------
Change in cumulative other comprehensive income                 (4,344)     (2,438)        358
-----------------------------------------------------------------------------------------------
Comprehensive net income (loss)                               (104,564)     96,640     (31,775)
-----------------------------------------------------------------------------------------------


23/  Pension plans


Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are restricted to a lump-sum length of service award payable at the date that the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet, together with pension liabilities. The pension obligation in France amounts to euro 1,295 thousand, 1,079 thousand and euro 891 thousand at December 31, 2001, 2000 and 1999, respectively.

The Company operates pension plans in other countries. The Company's principal plan is a contributory defined benefit plan open to all employees in the United Kingdom. The Company also offers an Employee Investment Plan (EIP) to all United States employees under section 401 (k) of the United States Internal Revenue Code. Company contributions to the EIP plan amounted to approximately euro 1,903 thousand, euro 1,749 thousand and euro 1,259 thousand in 2001, 2000 and 1999, respectively.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2001, 2000 and 1999, comprise the following elements:

                                             (in thousands of euros)
----------------------------------------------------------------------
                                               December 31,
----------------------------------------------------------------------
                                            2001      2000       1999
----------------------------------------------------------------------
Current year service cost                  1,640     1,088        788
Interest accrued on pension obligations    1,275     1,109      1,029
Actual loss (return) on plan assets        2,621       477     (2,022)
Net deferral                              (4,261)   (1,974)       782

----------------------------------------------------------------------
Total pension costs                        1,275       700        577
----------------------------------------------------------------------



The following table sets forth the funded status of pension plans:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                             December 31,
--------------------------------------------------------------------------------
                                                        2001     2000     1999
--------------------------------------------------------------------------------
Accumulated benefit obligation                         23,880   20,683   18,153
Projected benefit obligation                           25,287   21,873   18,715
Plan assets at fair value                              18,110   19,043   18,327
--------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets  (7,177)  (2,830)    (388)
--------------------------------------------------------------------------------
Unrecognized net loss                                   8,138    3,846    1,014
--------------------------------------------------------------------------------
Net prepaid pension cost                                  961    1,016      626
--------------------------------------------------------------------------------




The following weighted average rates were used in the calculation of projected benefit obligation:

-----------------------------------------------------------------------------
December 31                                 2001        2000       1999
-----------------------------------------------------------------------------
Discount rate                                 6%          6%         6%
Expected rate of return on plan assets        8%          8%         8%
Assumed rate of compensation increase         4%          4%         4%
-----------------------------------------------------------------------------


Post-retirement benefits other than pensions

Substantially all of the Company's employees are covered under Government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.


24/ Share option plans

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

Share option activity was as follows:

                                     Number of
                                      options
                                     authorized     Number of
                                      not yet       options                              Average Price
                                      granted       outstanding      Price per share       per share
------------------------------------------------------------------------------------------------------
Balances, December 31, 1998          3,636,350      28,201,900     Euro 0.37 - Euro 1.71   Euro 1.47
------------------------------------------------------------------------------------------------------
Options exercised                            -      (1,933,200)    Euro 0.37 - Euro 1.71   Euro 0.93
Options granted                    (21,355,250)     21,355,250     Euro 1.35 - Euro 2.29   Euro 2.17
Options authorized                  27,500,000               -
------------------------------------------------------------------------------------------------------
Balances, December 31, 1999          9,781,100      47,623,950     Euro 0.47 - Euro 2.29   Euro 1.80
------------------------------------------------------------------------------------------------------
Options exercised                            -     (54,730,122)    Euro 0.47 - Euro 3.51   Euro 2.99
Options granted                   (115,636,673)    115,636,673     Euro 2.29 - Euro 6.00   Euro 4.26
Options authorized                 150,991,572
------------------------------------------------------------------------------------------------------
Balances, December 31, 2000         45,135,999     108,530,501     Euro 0.77 - Euro 6.00   Euro 3.82
------------------------------------------------------------------------------------------------------
Options exercised                            -      (5,114,850)    Euro 0.77 - Euro 3.51   Euro 1.62
Options granted                     (2,554,590)      2,554,590     Euro 2.80 - Euro 7.96   Euro 2.97
Options terminated unexercised       9,208,833     (11,510,133)    Euro 0.77 - Euro 7.96   Euro 4.66
Options authorized                           -               -                                     -
------------------------------------------------------------------------------------------------------
Balances, December 31, 2001         51,790,242      94,460,108     Euro 0.77 - Euro 7.96   Euro 3.82
------------------------------------------------------------------------------------------------------


The following table summarizes information with respect to share options outstanding and exercisable at December 31, 2001:
                                          Weighted
                     Number of            average              Number of
   Exercise           options            remaining              options
    prices           outstanding      contractual life        exercisable
------------------------------------------------------------------------------
  (in euros)                              (years)
          0.83        1,101,750               2.0               1,101,750
          1.35          986,900               3.0                 986,900
          1.52          500,250               3.6                 500,250
          1.71        7,746,900               6.0               4,076,050
          2.29       21,110,700               7.3              11,371,450
          2.80           84,000               9.6                       -
          2.87          139,380               9.8                       -
          2.90          855,900               9.7                       -
          3.17          110,000               9.9                       -
          3.18           50,000               9.9                       -
          3.51       25,429,375               8.5               6,890,775
          3.79        1,515,261               9.5                       -
          4.14          253,400               9.5                       -
          4.80        9,500,000               8.9               2,375,000
          6.00       24,813,008               8.9               6,099,363
          7.96          263,284               9.1                       -

------------------------------------------------------------------------------
                     94,460,108               6.8              33,401,538
------------------------------------------------------------------------------
Weighted average
exercise price
(in euros)                3.82                                       3.24




Warrants

In connection with the issuance of ordinary shares on February 18, 2000 (see
Note 20), the Company issued 1,880,000 warrants. The warrants were granted at a value of euro 3.51 on the date of issuance, resulting in an underlying per share value of euro 3.20 using the Black and Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.09% and an expected life of 10 months. Each warrant provides the holder the right to purchase 300 ordinary shares in exchange for 10 warrants. The warrants were exercised in full on September 28, 2000 resulting in the issue of 56,400,000 shares.

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of euro 2.3375 per share, resulting in an underlying per share value of euro 3.51 using the Black and Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.00% and an expected life of 12 months. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2001, no warrant had been exercised.

25/ Financial instruments and market related exposures

Adoption of IAS 39

As indicated in Note 2, the Company adopted IAS 39 "Financial Instruments:
Recognition and Measurement".

The adoption of IAS 39 resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.


Summary of impact of adopting IAS 39 at January 1, 2001:

                                                                            (in thousands of euros)
---------------------------------------------------------------------------------------------------
                                                                               Other
                                                                Retained    comprehensive
                                                                earnings        income       Total
---------------------------------------------------------------------------------------------------
Hedges not qualifying as effective                               (5,003)              -     (5,003)
Hedges qualifying as effective                                        -           8,807      8,807
Unrealized gains and losses on available-for-sale financial assets    -             286        286
---------------------------------------------------------------------------------------------------
Impact as at January 1, 2001 on shareholders'
equity, net of deferred income taxes                             (5,003)         9,093      4,090
---------------------------------------------------------------------------------------------------



In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of euro 5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments. The Company also recorded a net gain of euro 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of euro 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets. Consequently, comprehensive income was impacted by euro 9,093 thousand as at January 1, 2001. This amount was recorded in foreign exchange result during 2001.


Foreign exchange exposure

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

All derivative instruments that the Company uses to manage its foreign exchange risk exposure qualify as cash flow hedges under IAS 39. However, foreign exchange swaps entered into by the Company to meet the Group affiliates financing requirements do not qualify for special hedge accounting as they are monitored on a global basis.

Outstanding forward contracts described below are at closing dates. As at December 31, 2001, such contracts are broken down into two categories: (i) those meeting hedging qualification criteria under IAS 39 and (ii) others that do not meet hedge accounting criteria :

                                                                            (in thousands of euros)
---------------------------------------------------------------------------------------------------
                           December 31, 2001        December 31, 2000         December 31, 1999
                          Purchased      Sold       Purchased     Sold       Purchased     Sold
                            Items        Items        Items       Items        Items       Items
---------------------------------------------------------------------------------------------------
Hedging transactions
GBP                             -         8,017       36,774      35,418       11,865     23,839
SGD                         2,450             -      123,121     122,414        8,793     49,713
USD                             -        45,404       40,034     328,420        9,918    152,368
ZAR                             -         6,364            -       4,713            -      3,722
Other                         309         1,429       15,368      25,021       11,327     18,116

Other transactions
GBP                         2,787        11,309            -           -            -          -
SGD                        73,952        61,241            -           -            -          -
USD                        59,051       292,951            -           -            -          -
ZAR                           588         1,838            -           -            -          -
Other                      20,528        29,937            -           -            -          -

---------------------------------------------------------------------------------------------------
Total forwards            159,665       458,490      215,297     515,986       41,903    247,758
---------------------------------------------------------------------------------------------------


Forward contracts are valued at forward rate.

Outstanding optional contracts at closing date are as follows. As at December 31, 2001, all these contracts meet hedge accounting criteria:

                                                                                                  (in thousands of euros)
-------------------------------------------------------------------------------------------------------------------------
                             December 31, 2001                  December 31, 2000                  December 31, 1999
-------------------------------------------------------------------------------------------------------------------------
                      Purchased items    Sold items      Purchased items    Sold items      Purchased items    Sold items
-------------------------------------------------------------------------------------------------------------------------
GBP                              -          3,205             37,076           8,330             20,926              -
USD                          6,794         49,615            164,563          22,606             95,947          4,804
SGD                          9,259              -             74,060          20,182                  -              -
Other                        1,371              -              8,185           2,817                  -              -

-------------------------------------------------------------------------------------------------------------------------
Total options               17,424         52,820            283,884          53,935            116,873          4,804
-------------------------------------------------------------------------------------------------------------------------

All option contracts are valued at the strike rate and hedge long exposure (currency put, euro call). In some cases, purchased and sold options are used as combinations (strategies).

All the foreign derivatives financial instruments outstanding as of December 31, 2001 have been entered into as a hedge of highly probable cash flows denominated in various currencies as described above, and according to the identified forecasted commercial transactions data collection. Derivatives allow the Company to sell or purchase at a predetermined rate with settlement date that range from one month up to one year, according to the hedging relationship allocation performed by year and by quarter. The euro value of derivatives are presented in the following table with a valuation at the contract' strike.


                                                                                       (in thousands of euros)
--------------------------------------------------------------------------------------------------------------
                                                 GBP sales      SGD purchases      USD sales      Other sales
--------------------------------------------------------------------------------------------------------------
Hedging transactions
Classification by allocation
Three-month period ending March 31, 2002             3,154            11,709         47,428             5,436
Three-month period ending June 30, 2002              4,815                 -         11,251               677
Three-month period ending September 30, 2002         1,628                 -         16,859                 -
Three-month period ending December 31, 2002          1,625                 -         12,687                 -

Other transactions
Classification by allocation
Three-month period ending March 31, 2002             8,522            12,711        205,652            10,659
Three-month period ending June 30, 2002                  -                 -              -                 -
Three-month period ending September 30, 2002             -                 -              -                 -
Three-month period ending December 31, 2002              -                 -         28,248                 -

--------------------------------------------------------------------------------------------------------------
Total                                               19,744            24,420        322,125            16,772
--------------------------------------------------------------------------------------------------------------

Net unrealized loss on hedging instruments qualifying as effective

As of December 31, 2001, unrealized losses of 401 Euro thousand net of taxes were recognized in equity, under comprehensive income, as being the effective portion of hedging instruments fair value changes associated with forecasted transactions (see Note 22).

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

Fair value of financial instruments

The following table provides information about the carrying amounts and estimated fair values of certain of the Company's financial instruments, excluding cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses.

Following the adoption of IAS 39 in January 2001, the Company measures at fair value assets and liabilities qualified as trading or available-for-sale. Therefore, there is no difference between the carrying amounts and the estimated fair values of these assets and liabilities as at December 31, 2001.

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

The fair value of the Company's fixed rate long-term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company's long-term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts and of currency options contracts is determined as described in Note 2 "Summary of significant accounting policies".

                                                                                                             (in thousands of euros)
------------------------------------------------------------------------------------------------------------------------------------
                                                December 31, 2001             December 31, 2000               December 31, 1999
                                          Net book value    Fair value   Net book value   Fair value    Net book value    Fair value
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet
Assets
Investments in equity securities                17,066         17,066         11,183         11,626          1,290          10,909
Loan, deposits and other non-current assets     99,701         99,701        187,405        186,898          4,696           4,486

------------------------------------------------------------------------------------------------------------------------------------
Total assets                                   116,767        116,767        198,588        198,524          5,986          15,395
------------------------------------------------------------------------------------------------------------------------------------

Liabilities
(Long-term debt including current
portion and capital lease)
Fixed rates                                          -              -         18,100         18,000         18,722          20,770
Floating rates                                  36,329         36,329         24,931         24,900         31,130          31,130

------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                               36,329         36,329         43,031         42,900         49,852          51,900
------------------------------------------------------------------------------------------------------------------------------------

Hedging instruments on
foreign currency contracts
(in other current assets or
other current liabilities)                       5,178         5,178        (23,284)       (25,340)         5,876           4,220
Options contracts (in cash
and cash equivalent)                            (2,187)       (2,187)        (8,909)       (10,943)        (5,133)         (6,789)

------------------------------------------------------------------------------------------------------------------------------------
Total  (off-balance sheet
(1) in 2000 and 1999)                            2,991          2,991        (32,193)       (36,283)           743          (2,569)
------------------------------------------------------------------------------------------------------------------------------------


(1) The net book value and fair value of forward foreign exchange contracts and currency option contracts include unrealized gains and losses relating to hedges of firm and anticipated commitments, which have been deferred. Unrealized gains are recorded in the line item "Other current liabilities" and unrealized losses in the line item "Other current assets."



26/ Commitments and contingencies

Guarantees

As of December 31, 2001, the amount of guarantees delivered by the Company reached euro 12,857 thousand.

Purchase agreements

As of December 31, 2001, the Company had purchase commitments for microprocessor chips with various suppliers aggregating approximately euro 25 million.

Legal proceedings

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the United States District Court in San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 17 million) and another individual defendant to pay US$ 2.5 million (euro 2.8 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. The Company appealed the judgment. In March 2000, the District Court dismissed the claim against the individual defendant with prejudice. Oral arguments in the appeal were heard on March 6, 2001 before the United States Court of Appeals for the Ninth Circuit. . On October 4, 2001, the Court of Appeals rendered its decision, affirming the judgment of the District Court against the Company in the amount of US$ 15 million, with interest to be determined. As a result of this judgment, the Company recorded a charge of euro 18.1 million, adversely impacting its 2001 operating result and resulting in a total current liability (including a previously existing provision) of euro 19.4 million in the balance sheet as at December 31, 2001. The Company's petition seeking a rehearing before the Court of Appeals was denied on November 20, 2001 and therefore the judgement is final.

As described in Note 16, the Company partially reversed in 2001 a provision for a patent claim, resulting in a favorable euro 10,600 thousand royalty expense adjustment recorded in cost of sales.

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

Future minimum annual lease payments under all non-cancelable operating leases as of December 31, 2001 are as follows :


                                                    (in thousands of euros)
December 31:
2002                                                               10,737
2003                                                                7,994
2004                                                                7,166
2005                                                                5,948
2006                                                                4,218
Thereafter                                                          6,910


Total rental expenses for all operating leases except those with terms of one month that were not renewed were euro 12,499 thousand, euro 14,242 thousand, euro 3,372 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.



27/ Supplemental disclosure of cash flow information

Cash paid for interest and income taxes were as follows:

                                                 (in thousands of euros)
-----------------------------------------------------------------------
                                   Years ended December 31,
                             2001            2000           1999
-----------------------------------------------------------------------

Cash paid for:
Interest                          2,928          3,061           1,089
Income taxes                     14,338         22,308           3,087



During 1999 and 2001, as mentioned in Note 15, the Company refinanced property, plant and equipment under sale-leaseback agreements for a total of euro 28,270 thousand and euro 5,711 thousand, in 1999 and 2001 respectively.


28/ Wages, benefits and number of employees (unaudited)

Wages and benefits including social security taxes amounted to approximately euro 339 million, euro 291 million, and euro 216 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Headcount was 6,721, 7,870 and 5,877 as of December 31, 2001, 2000 and 1999,
respectively.


29/ Related party transactions


During 2000, the Company entered into loan agreements with certain senior executives of the Company. These loans were partially reimbursed in 2001,as discussed further below in Note 31. In December 2001, the Company recorded severance expenses in the amount of euro 25,691 thousand due to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer of the Company and cessation as Chairman of the Board of Directors, respectively, as described further below in Note 31.

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company's indirect subsidiaries agreed in 2001 to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. As described in Note 13, the Company recorded in 2001 a compensation expense of euros 3,585 thousand corresponding to the income tax resulting from the forgiveness of interest.

During the years 2001, 2000 and 1999, the Company had a financial consulting agreement with a firm that included an individual who served on the Company's Board of Directors. The consulting services primarily related to investment and business opportunity advice for the Company. The Company recognized euro 20,785 thousand in the year 2000 for such advice (euro 308 thousand in the year 1999). Effective in September 2000, this consultant no longer serves on the Board. During 2001, the Company recognized euro 319 thousand according to this consulting agreement, which was terminated December 31, 2001.

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Mackintosh, also served on the Company's Board of Directors. This company was appointed to provide an independent review of the Group's management, information, organization and business systems as well as identification and recommendation of remedial action. The total cost recorded in the Company's Consolidated Statement of Income in 2001 for this arrangement amounted to euro 906 thousand.

During 2001, the Company reimbursed its former Chairman of the Board of Directors, Dr. Lassus, funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of euro 160 thousand (GBP 100 thousand), were reimbursed to Dr. Lassus in November 2001.


30/ Segment information

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

Network systems

The network systems segment includes systems and services based on chip card technology in areas such as financial services, access control, identification, health care and corporate loyalty programs. The Company's e-business security activities, which are new, are also included in this segment. The access control systems activities of our former subsidiary Skidata are reported under the network systems segment and have been identified separately, as the Company has completed the sale of this activity in August 2001 (see Note 3 - Disposed operations).


Other operating segments

Other operating segments include applications such as magnetic stripe plastic cards for banks, card-based transportation access and inventory tracking products. Following the sale of our Tag activities in July 2001, the Tag electronic smart labels solutions activities are reported under the other operating segment and have been identified separately (see Note 3 - Disposed operations).

The following tables present selected data for the years ended December 31, 2001, 2000 and 1999:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                 Years ended December 31,
                                             2001          2000          1999
--------------------------------------------------------------------------------
Net sales
Telecommunications                          681,933       883,695       482,249
Network systems                             229,318       196,369       160,450
    Skidata                                  40,566        81,155        72,669
Other operating segments                    111,735       124,536       123,905
    Tag                                       3,712         6,533         6,250

--------------------------------------------------------------------------------
Net sales                                 1,022,986     1,204,600       766,604
--------------------------------------------------------------------------------

Gross profit
Telecommunications                          228,814       378,874       207,067
Network systems                              67,124        62,015        51,182
    Skidata                                  16,635        30,495        28,123
Other operating segments                     11,532        12,997        21,550
    Tag                                        (573)          881         1,067

--------------------------------------------------------------------------------
Gross profit                                307,470       453,886       279,799
--------------------------------------------------------------------------------

Research and development expenses          (112,885)      (90,778)      (62,248)
Reversal of research credit allowance             -        12,486             -
Selling and marketing expenses             (165,276)     (158,545)      (97,155)
General and administrative expenses        (110,657)      (89,666)      (63,677)
Litigation expenses                         (18,120)            -             -
Management severance expenses               (25,691)            -             -
Restructuring expenses                      (28,466)            -             -
Goodwill amortization                       (27,162)      (11,204)      (71,812)
--------------------------------------------------------------------------------
Operating income (loss)                    (180,787)      116,179       (15,093)
--------------------------------------------------------------------------------


The following is a summary of sales to external customers by geographic area for the years ended 2001, 2000 and 1999:

                                                       (in thousands of euros)
------------------------------------------------------------------------------
                                          Years ended December 31,
                                   2001            2000             1999

-----------------------------------------------------------------------------
Americas                         231,606          185,400          117,844
Europe, Middle-East, Africa      518,274          701,300          505,990
Asia                             273,106          317,900          142,770
-----------------------------------------------------------------------------
Net sales                      1,022,986        1,204,600          766,604
-----------------------------------------------------------------------------


Revenues from external customers are based on the customers' billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company's country of domicile is Luxembourg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company's sales during the years ended December 31, 2001, 2000 and 1999.


31/ Management severance expenses

During 2000, the Company entered into an employment agreement with Mr. Perez, its former CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. The stock options had an exercise price of euro 3.51 per share. In addition, one of the Company's indirect finance subsidiaries made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of euro 88.9 million. Each loan bore interest at the rate provided in Section 1274 (b)(2)(b) of the U.S. Internal Revenue Code of 1986, which is based on the U.S. Federal short-term rate. Therefore interest rates ranged from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of euro 71.9 million) and taxes related to the free shares (for an aggregate amount of euro 17 million) and were secured by the shares purchased by Mr. Perez upon exercise of the options.

Concurrently with the issuance of free shares and options to Mr. Perez, the Company issued 10,247,893 free shares and 20,495,786 shares to Dr. Lassus, the founder of the Company and former Chairman of the Board of Directors. The stock options had an exercise price of euro 3.51 per share. In addition, one of the Company's indirect finance subsidiaries has made loans to Dr. Lassus in an aggregate amount of euro 71.9 million on the same terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him at the same time as the stock options granted to Mr. Perez.

On November 2, 2001, the Company announced that its Chief Executive Officer, Mr. Perez, had signed an agreement with one of its indirect subsidiaries pursuant to which he committed to return all of the Gemplus International S.A. shares that he received in August and September 2000 to such indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001.

Mr. Perez transferred these shares pursuant to two agreements. The first agreement was signed on October 20, 2001. Mr. Perez transferred 18,574,306 shares to the Company's indirect subsidiary, at a price of euro 2.79 per share, representing euro 51,822 thousand that were recorded in reimbursement of a portion of the loans in the same amount. The difference between the value of the shares pursuant to the agreement (euro 2.79 per share) and the market closing price of the Company's shares as at the time of the effective transfer of the shares(euro 3.12 per share) was reflected in the stockholders' equity, resulting in an increase of euro 6,130 thousand of the caption "paid-in capital".

The second agreement was signed on December 19, 2001, at the time Mr. Perez resigned his position as President and Chief Executive Officer of the Company. Mr. Perez transferred 12,169,373 shares to the Company's indirect subsidiary, at a price of euro 2.86 per share, representing the market closing price of the Company's shares as at December 19, 2001, totaling euro 34,804 thousand. The difference between the fair value of the shares and the remaining loan outstanding was recorded in the Company's Consolidated Statement of Income, resulting in a charge of euro 6,838 thousand.

Mr. Perez was also entitled to a tax reimbursement on the portion of the loan that has been forgiven. Such reimbursement was accrued in the 2001 Company's Consolidated Statement of Income and represented an amount of euro 6,502 thousand. In addition, Mr. Perez is entitled, pursuant to his employment agreement, to receive a severance payment, that was recorded in the 2001 Company's Consolidated Statement of Income in the amount of euro 1,161 thousand. Consequently, the total charges associated with Mr. Perez resignation amounted to euro 14,501 thousand.

On December 19, 2001, the Company's Board of Directors accepted the cessation of Dr. Lassus as its Chairman, effective January 10, 2002. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board requires the Company to make a payment to Dr. Lassus in the amount of US dollars 12 million (euro 13,450 thousand), such payment representing partly a severance payment (euro 11,190 thousand) and partly the cost of the pledge of Dr. Lassus' 20,495,786 option shares in guarantee of the loans (euro 2,260 thousand). The cost of the pledge was deferred in the balance sheet as at December 31, 2001, and will be recorded in the Company's Consolidated Statement of Income on a prorata basis over the loan period (ending no later than December 31, 2003 pursuant to the agreement signed on December 19, 2001 with Dr. Lassus). An amount of euro 1,130 thousand corresponding to the cost of the pledge relating to fiscal year 2002 was recorded as prepaid expenses in "other current assets", the cost of the pledge relating to fiscal year 2003, representing euro 1,130 thousand, was recorded in "other non-current assets". Consequently, the total charges for the fiscal year ended December 31, 2001 associated with Dr. Lassus' cessation as Chairman amounted to euro 11,190 thousand.

Consequently, the Company recorded a total euro 25,691 thousand charge in its 2001 Consolidated Statement of Income with respect to the changes in its management decided at its Board meeting of December 19, 2001.


32/ Differences between International Accounting Standards and U.S. Generally
     Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

                                                               (in thousands of euros, except shares and per share amounts)
---------------------------------------------------------------------------------------------------------------------------
                                                                                         Years ended December 31,
                                                                                 2001             2000             1999
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with I.A.S.                                   (100,220)          99,078          (32,133)
-------------------------------------------------------------------------------------------------------------------------
Capitalized development costs                                                   (3,227)          (2,291)           3,678
Hedge accounting                                                                     -            8,030           (3,252)
Share options accounting                                                        69,262         (229,724)         (10,596)
Purchase consideration                                                          (8,104)               -                -
Other differences                                                                  564            1,256              396
Deferred tax effect of U.S. GAAP adjustments                                     1,057              408                -
-------------------------------------------------------------------------------------------------------------------------
Total differences between U.S. GAAP and I.A.S.                                  59,552         (222,321)          (9,774)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP before change in accounting principle          (40,668)        (123,243)         (41,907)
-------------------------------------------------------------------------------------------------------------------------

Changes in accounting principles:
Start-up costs                                                                       -                -           (2,526)
Hedge accounting                                                                (8,807)               -                -

-------------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                                                (49,475)        (123,243)         (44,433)
-------------------------------------------------------------------------------------------------------------------------
Change in cumulative other comprehensive income in accordance with I.A.S.       (4,344)          (2,438)             358
Change in effect of IAS/US GAAP adjustements on other comprehensive income      (5,054)          (9,476)             363

-------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                   (9,398)         (11,914)             721
-------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                    (58,873)        (135,157)         (43,712)
-------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share before changes in accounting principles:
   Basic                                                                         (0.06)           (0.25)           (0.13)
   Diluted                                                                       (0.06)           (0.25)           (0.13)

Changes in accounting principles:
   Basic                                                                         (0.01)               -            (0.01)
   Diluted                                                                       (0.01)               -            (0.01)

Net income (loss) per share:
   Basic                                                                         (0.08)           (0.25)           (0.14)
   Diluted                                                                       (0.08)           (0.25)           (0.14)

Number of shares:
   Basic                                                                   636,992,392      497,523,946       313,120,400
   Diluted                                                                 636,992,392      497,523,946       313,120,400


                                                                             (in thousands of euros)
----------------------------------------------------------------------------------------------------
                                                                        December 31,
                                                         2001               2000             1999
----------------------------------------------------------------------------------------------------

Shareholders' equity in accordance with I.A.S.         1,167,762         1,384,995          294,153
----------------------------------------------------------------------------------------------------

Capitalized development costs                             (5,518)           (2,291)               -
Hedge accounting                                               -             4,090           (3,940)
Non recourse loans                                       (71,856)         (143,712)
Purchase consideration                                    (8,104)                -                -
Effect of IAS/US GAAP on other comprehensive income       (4,911)              143            9,619
Other differences                                           (310)             (874)          (2,129)
Deferred tax effect of U.S. GAAP adjustments               1,224               408                -

----------------------------------------------------------------------------------------------------
Total difference between U.S. GAAP and I.A.S.            (89,475)         (142,236)           3,550
----------------------------------------------------------------------------------------------------

Shareholders' equity in accordance with U.S. GAAP      1,078,287         1,242,759          297,703
----------------------------------------------------------------------------------------------------


Capitalized development costs

The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under U.S. GAAP, research and development costs other than for software development are expensed as incurred.

Hedge accounting and financial instruments

Until the adoption of IAS 39, the Company allocated certain instruments designed as hedge to the underlying transactions and therefore the gains and losses arising from the performance of the instruments on forecasted transactions were deferred to future periods. Hedge accounting on forecasted transactions was not allowed by U.S. accounting standards and contracts were marked to market under U.S. GAAP with changes in fair value recorded in the Statement of Income in the current period.

Commencing January 1, 2001 new standards are effective for the Company under both IAS and U.S. GAAP with respect to accounting policies of financial instruments; IAS 39 "Accounting for Financial Instruments and SFAS No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138.

After implementation of IAS 39, there is no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

Share options accounting

Certain of the Company's share option plans (Note 24) are treated as compensatory plans under U.S. GAAP.

For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employees share options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders' equity when the exercise price of share options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2001, the Company granted share options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares.

For purposes of financial reporting under U.S. GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", which requires that the Company disclose pro forma net income and earnings per share as if the Company's compensation expense had been calculated using the minimum value method prescribed by FAS 123. Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by FAS 123, the Company's net income and earnings per share for the years ended December 31, 2001, 2000 and 1999, would have been as follows:


                             (in thousands of euros, except for net income per share)
-------------------------------------------------------------------------------------
                                                             Years ended
                                                             December 31,
                                                     2001        2000        1999
-------------------------------------------------------------------------------------
Net income per US GAAP:
   As reported                                     (49,475)   (123,243)   (44,433)
   Pro forma                                      (139,700)   (134,770)   (48,358)

Net income per share per US GAAP - Proforma:
   Basic                                             (0.22)      (0.27)     (0.15)
   Diluted                                           (0.22)      (0.27)     (0.15)




The fair value of each option grant is estimated on the date of grant using the Black and Scholes option pricing model, with the following assumptions for grants made during 2001, 2000 and 1999: dividend yields of 0% for all periods; annual risk-free interest rate of 4.1%, 5% and 4% for 2001, 2000 and 1999, respectively; expected volatility of 79%, 30% and 0% for 2001, 2000 and 1999, respectively; and the expected option vesting period of 4 years for all periods.

In 2000, the Company entered into employment arrangements with Mr. Perez and Dr. Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 31). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loan agreements included certain prepayment features and, as a result, the related amount of interest to be paid on the loans was uncertain and, therefore, the ultimate option price was uncertain. Under U.S. GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e. the date at which both the number of shares and the option or award prices are known). Both the service options and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under U.S. GAAP. A compensation expense of euro 94,080 thousand was recorded in 2000 with respect to the service options and performance options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. Under U.S. GAAP, pursuant to EITF 95-16 "Accounting for Stock Compensation Arrangements with Loan Features", the loans are presented as a reduction to shareholders' equity, and the interests on the loans are presented as a reduction of compensation expense. The Company recorded interest with respect to these loans in the amount of euro 4,877 thousand. They were reflected in the Consolidated Statement of Income in interest income under IAS and in general and administrative expenses under US GAAP.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IAS, the considerations are treated as part of the purchase price allocation.

Other comprehensive income

For the purpose of this reconciliation, the Company has adopted the accounting treatment prescribed by SFAS No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), which includes all changes in equity during a period from non-owner sources, is composed primarily of the unrealized gains and losses on marketable equity investments, net of tax, and foreign currency translation adjustments, not recorded in the consolidated statements of income. After implementation of IAS 39, there are no reconciling items between IAS and U.S. GAAP related to other comprehensive income, except for the accounting for pension (euro 4,712 thousand in 2001) and for the foreign currency translation adjustment effect of U.S. GAAP adjustments (euro 199 thousand in 2001).

FASB Statement No. 87, "Employers' Accounting for Pension", requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan's assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

33/ Other required U.S. GAAP disclosures

Revenue Recognition

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101) and has amended it in March 2000. The Company has assessed that its revenue recognition as described in Note 2 complies with the principles identified in SAB 101.

The Company has considered SOP 97-2, "Software Revenue Recognition". As at December 31, 2001, the Company has assessed that its revenue recognition related to licensing, selling, leasing, or otherwise marketing computer software complies with the principles identified in SOP 97-2 and SOP 98-9, "Modification of SOP 97.2 Software Revenue Recognition with Respect to Certain Transactions".




New accounting pronouncements under US GAAP

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but will instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

The Company is required to adopt the provisions of Statement 141 immediately and Statement 142 effective January 1, 2002 for the presentation of its consolidated net income and total shareholders' equity under US GAAP.

Amortization expense related to goodwill was euro 11.2 million and euro 27.2 million for the years ended December 31, 2000 and December 31, 2001, respectively.

The Company estimates that the adoption of SFAS 142 will decrease amortization expense in 2002 by approximately euro 24 million net of taxes as a result of no longer amortizing goodwill. In accordance with SFAS 142, the Company has six months from the date of adoption to complete its initial impairment testing. In the event an impairment loss is determined in the initial phase, the Company has until December 31, 2002 to finalize the calculation or effectively until June 30, 2003, the date 20-F is due (six months after year-end).

However, the Company does not expect material changes to the carrying value of goodwill as a result of the adoption of SFAS 142.

On October 3, 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, to broaden the definition of what constitutes a discontinued operation and it amends ARB 51, Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS 144 is effective for fiscal years beginning after December 31, 2001. The Company does not expect any material impact on its consolidated net income and total shareholders' equity under US GAAP resulting from the implementation of SFAS 144.

Income taxes

The components of income (loss) before income tax are as follows:

                                                 (in thousands of euros)
--------------------------------------------------------------------------

                                                Years ended December 31,
                                          2001         2000          1999
--------------------------------------------------------------------------
Domestic (*)                            (1,436)     (51,630)      (57,591)
Foreign                               (112,968)     180,339        37,529

--------------------------------------------------------------------------
Income before tax                     (114,404)     128,709       (20,062)
--------------------------------------------------------------------------
(*) Luxembourg in 2001 and 2000, France in 1999

Presentation of the Consolidated Statement of Income

Under U.S. GAAP, the consolidated statements of income should be restated to present goodwill amortization above operating income (loss).

Under IAS, the Company treated the transaction between Gemplus SCA and Gemplus Associates (see Note 3) consistent with its form as a business combination and recorded goodwill for the difference between the fair value of the shares issued and the cash acquired. This transaction was entered into to enable the Company to terminate Gemplus Associates' general partner status and management contract. The goodwill of euro 65.4 million that resulted was immediately written off and included as part of amortization expense in 1999. Under U.S. GAAP, this transaction to terminate the general partner status and management contract should be recognized as a legal reorganization expense within operating income.

The operating income would have been as follows under U.S. GAAP:

                                                                      (in thousands of euros)
---------------------------------------------------------------------------------------------
                                                              Years ended December 31,
                                                           2001          2000          1999
---------------------------------------------------------------------------------------------
Operating income (loss) per I.A.S.                      (153,625)      127,383        56,719
---------------------------------------------------------------------------------------------
Goodwill amortization                                    (27,162)      (11,204)       (6,411)
Legal reorganization expense                                   -             -       (65,401)
---------------------------------------------------------------------------------------------
Operating income (loss) - US presentation               (180,787)      116,179       (15,093)
---------------------------------------------------------------------------------------------
Capitalized development costs                             (3,227)       (2,291)        3,678
Share options accounting                                  69,262      (229,724)      (10,596)
Purchase consideratons                                    (8,104)            -             -
Interests accrued on loans related to share options        4,877         3,139             -
Other differences                                            564         1,256           396

---------------------------------------------------------------------------------------------
Operating income per U.S. GAAP                          (117,415)     (111,441)      (21,615)
---------------------------------------------------------------------------------------------

34/ Subsequent events

On February 6, 2002, the Company announced a further restructuring and rationalization program. This new program involves a planned reduction of its workforce by approximately 1,140 employees and includes rationalization of its production and sourcing strategy. As required by International Accounting Standards, no provision was recorded in the 2001 financial statements with respect to this restructuring plan, as the plan was not established with sufficient details nor communicated at the closing date.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 28, 2002

                                             GEMPLUS INTERNATIONAL S.A.


                                             By: /s/ Yves Guillaumot
                                                 -------------------
                                                 Yves Guillaumot
                                                 Chief Financial Officer