Form 20-F/A
period 2001-12-31
GEMPLUS INTERNATIONAL SA
filed 2002-07-24
CIK 1128749

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F/A
                                (Amendment No.1)
                  ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                    Name of Each Exchange
Title of Each Class                                  on Which Registered
-------------------                             ------------------------------
American Depositary Shares ("ADSs"),            Nasdaq National Market of the
   each representing 2 Ordinary Shares,         Nasdaq Stock
   without par value..........................  Market Inc.

Ordinary Shares, without par value............  Premier Marche of Euronext Paris

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

                [ ] Item 17                          [ ] Item 18

================================================================================

                                EXPLANATORY NOTE

         This Amendment No. 1 to Annual Report on Form 20-F/A (the "Amendment") has been filed to amend the Annual Report on Form 20-F filed by Gemplus International S.A. on July 1, 2002 (the "Annual Report"). The Amendment has been prepared to modify (a) certain information in paragraph (i) under the heading "Item 6. Directors, Senior Management and Employees--Board Committees" of the 20-F and (b) the Report of Independent Accountants included on page F-1 under "Item 19. Exhibits" of the 20-F. The registrant believes that these changes are not material to its financial condition, operations or prospects as described in the 20-F.

         Except as described above, no change has been to the 20-F and the filing of this Amendment should not be construed to mean that any statements contained in the 20-F are true and complete as of any date subsequent to July 1, 2002.

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

         The following table sets forth the name, age, date appointed and occupation of each of our directors as of June 22, 2002.

                                                                         Expiration
                  Name                    Age      Date Appointed          of Term                   Occupation
---------------------------------------   ---     --------------------   -----------     ----------------------------------
Dominique Vignon.......................   54      June 21, 2002           April 2004     Chairman of our Board of Directors
                                                                          April 2004

Hasso Freiherr von Falkenhausen........   69      December 19, 2001                      Chairman of our Board of
                                                                                         Directors up to June 21, 2002;
                                                                                         Managing Director of Polytechnos

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

William S. Price, III..................   45      February 1, 2000        April 2004     Managing Director Texas Pacific
                                                                                         Group

Ziad Takieddine........................   51      April 17, 2002          April 2004     President, Middle East and Gulf
                                                                                         Resources

Board Committees

         Our board of directors has the following committees:

         (i) Audit Committee, which consists of Mr. William S. Price III (Chairman), Mr. Randy L. Christofferson and Mr. Kheng Nam Lee. This committee was created by the board of directors on October 12, 2000, and met 4 times during 2001. This committee reviews our budgets and financial statements and any potential conflicts of interests with a director or other related party (1);

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

------------
(1) Mr. Price is a shareholder of the general partner of Texas Pacific Group, one of our major shareholders, and, as a result, it is not certain whether Mr. Price may be considered an "independent director" in accordance with Rule 4350 of the NASD Manual. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders." Our board of directors determined that the appointment of Mr. Price to the Audit Committee in November 2000 is in the best interests of our company and our shareholders because Mr. Price has extensive experience in finance and management and has served as a director of a significant number of public and privately-held companies in the United States and abroad. See "Item 6. Directors, Senior Management and Employees--Director and Executive Officer Biographies" for a description of Mr. Price's professional and academic background.


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

         The following table sets forth the name, age and current position of each of our executive officers as of June 22, 2002:

                 Name                  Age                       Position
------------------------------------   ---   ---------------------------------------------------
Ronald W. Mackintosh................   54    Chief Executive Officer

Tony Engberg........................   52    Senior Vice President, Chief Technology Officer

Yves Guillaumot.....................   44    Executive Vice President, Chief Financial Officer

Stephen Juge........................   48    Executive Vice President, General Counsel

Didier Lachaud......................   42    Executive Vice President, Human Resources

Dr. Gilles Michel...................   50    Executive Vice President, General Manager Financial
                                             and Security Services Business Unit

Jacques Seneca......................   42    Executive Vice President, General Manager
                                             Gemventures Services Unit

Philippe Vallee.....................   37    Executive Vice President, General Manager Telecom
                                             Business Unit

Jacques Villieres...................   56    Executive Vice President, Corporate Manufacturing


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

              Name                                        Total amount in
                                                               euros
                                                        -------------------

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

         In 2000, we granted a total of 20,495,786 free shares and 40,991,572 stock options to Mr. Antonio Perez, our former Chief Executive Officer, and Dr. Marc Lassus, our former Chairman of the Board. All of the stock options have since been exercised. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions." Our stock compensation benefit of
69.3 million in 2001 compared to stock compensation expense of (euro)229.7 million in 2000 under U.S. GAAP was mainly attributable to these issuances. See "Item 5. Operating and Financial Review and Prospects--U.S. GAAP Reconciliation."

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

Employees

         The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2001:

                                                     December 31,
                                           -------------------------------
                                            1999         2000        2001
                                           ------       ------      ------
Number of employees(1)...................  5,877        7,870       6,721
Category of activity
     Manufacturing.......................  3,491        4,312       3,745
     Research and Development............    660          993         819
     Sales and Marketing.................    920        1,353         897
     Services............................    152          270         309
     General and Administrative..........    654          942         951

Geographic location
     France..............................  2,413        2,922       2,778
     Rest of Europe......................  1,464        2,067       1,340
     Asia................................  1,022        1,617       1,562
     Americas............................    978        1,264       1,041

---------
(1) Includes the average number of temporary employees in each period, which amounted to approximately 512 employees in 1999, 528 employees in 2000 and 596 in 2001.


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

Item 19 Exhibits

(a)    List of Financial Statements

Report of Independent Accountants........................................   F-1

Consolidated Statements of Income
   for the Years Ended December 31, 2001, 2000, and 1999 (*).............   F-2

Consolidated Balance Sheets as of December 31, 2001, 2000 and 1999 (*)...   F-3

Consolidated Statements of Cash Flows
   for the Years Ended December 31, 2001, 2000 and 1999 (*)..............   F-4

Consolidated Statements of Changes in Shareholders' Equity
   for the Years Ended December 31, 2001, 2000 and 1999 (*)..............   F-5

Notes to the Consolidated Financial Statements (*).......................   F-6

------------
(*) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed on July 1, 2002.


(b)    List of Exhibits

1.1 Form of the bylaws (Statuts) of Gemplus International S.A. as amended to date (English translation included). (*)

4.1 Second Amended and Restated Employment Agreement dated as of July 11, 2001 among Gemplus Americas, Inc., Gemplus International S.A. and Antonio Perez. (*)

4.2 Loan Repayment Agreement between Antonio Perez and Zenzus Holdings Limited, dated October 20, 2001, and Letter Agreement by Antonio Perez, dated December 19, 2001. (*)

4.3 Agreement between Gemplus International S.A., Zenzus Holdings Limited and Marc Lassus, dated December 19, 2001. (*)

8.1 Significant subsidiaries as of the end of the year covered by this report. (*)

------------
(*) Previously filed as an exhibit to the Company's Annual Report on Form 20-F filed on July 1, 2002.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in accordance with International Accounting Standards. These financial statements are the responsibility of the Company's management ; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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


/s/ PricewaterhouseCoopers

PricewaterhouseCoopers



Paris, France

February 27, 2002

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 24, 2002

                                               GEMPLUS INTERNATIONAL S.A.


                                               By: /s/ Yves Guillaumot
                                                   --------------------------
                                                   Yves Guillaumot
                                                   Chief Financial Officer