Form 20-F
period 2002-12-31
GEMPLUS INTERNATIONAL SA
filed 2003-07-15
CIK 1128749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number: 0-31052

Gemplus International S.A.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Aerogolf Center
1 A, Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

          Ordinary Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

633,570,938	Ordinary Shares, without par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this Annual Report constitute forward-looking statements. These statements relate to future events or our future financial performance and involve assumptions, known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “predicts,” “potential,” or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

     The assumptions, risks and uncertainties involved in forward-looking statements include without limitation: economic, competitive and technological factors affecting markets, services, and prices; changes in spending on technology and technology upgrades; the extent and timing of a potential recovery in the telecommunications industry segment; continued demand for smart cards and related solutions; development of new markets for wireless communications products, financial services and network systems products using chip card technology; success of restructuring efforts; chip card technology being adopted in wireless transmission standards and other technology standards; political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations; and general economic and business conditions in various regions of the world.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Annual Report include, but are not limited to, the risk factors set forth under “Item 3. Key Information — Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

     You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward looking statements, whether as a result of new information, future events or otherwise, except to the extent that, as a result of fulfilling our disclosure obligations under applicable U.S. securities laws and regulations, we determine that such an update is necessary.

SUMMARY

     The following summary should be read together with the more detailed information regarding Gemplus International S.A. and our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

Our Business

     We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of systems, including financial card networks, loyalty programs, identification and Internet security systems.

     We currently have two main business segments:

•	Telecommunications, which includes our wireless products and services, as well as prepaid telephone cards and other products; and

•	Financial Services and Security, which includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe (“conventional”) cards for banking applications.

     Our wireless products and services are used in the Global System for Mobile Communications standard (GSM), which is the mobile phone transmission standard that is dominant in Europe and the most widely used in the world. Our wireless products consist primarily of subscriber identity modules (SIM cards), which are small plastic modules with embedded microcontroller chips that are inserted in mobile phones. These microcontroller chips are capable of storing and processing data like a miniature computer, transferring processed data to a network reader and running software programs or “applets” that interact remotely with server-based applications.

     The wireless communication market is entering a new era during which mobile telephone operators increasingly use their wireless networks for data transmission in addition to voice transmission services. We believe that this shift in the wireless communication market will accelerate as wireless operators construct and develop networks that use new wireless transmission standards. These new generation networks will allow wireless operators to provide data transmission services that go well beyond what existing mobile telephones provide, including high speed Internet access and mobile commerce. Because of its security, portability and flexibility, identification module technology has been included in the specifications for the new wireless transmission standards in many regions, including Europe and most of Asia, and we anticipate that wireless operators in other regions, including the United States and other parts of Asia, will also choose to adopt this technology for their new wireless networks.

     Our chip card technology also offers a platform for a variety of service applications over other network systems. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their customers with premium value services, including e-purse applications (meaning applications that store cash values that can be used to make purchases) and mobile banking services. In the identification systems and security networks markets, plastic cards with embedded chips can be used to provide more secure access to restricted facilities or computer networks and to increase the effectiveness of identification and security systems.

     In our core telecommunications and financial services and security segments, we provide a broad range of software and services that allow our customers to implement and manage sophisticated systems that take advantage of our chip card technology. Our services include customization, technical support, consulting, system design and integration and system operation.

     We also provide non-chip card products and services in other areas related to our main telecommunications and financial services and security segments, such as magnetic stripe credit cards for banks, card based transportation access products and authentification and non-repudiation software.

     Our revenues totaled €787.4 million in 2002. Sales of our wireless products and services represented 51% of our overall revenues in 2002, while sales of our chip card products and services in our financial services and security segment represented approximately 31%. Based on the 2002 worldwide chip card vendor shipments ranking of Gartner Dataquest, an industry analyst, we are the leading provider of chip cards with a global market share of approximately 32% in terms of units sold. Based on information published by Eurosmart, a chip card industry association, in April 2003, we estimate that our global market share was approximately 31.6% in terms of units sold in 2002.

     We are registered with the Registrar of Commerce in Luxembourg under RC No. B73145. Our registered office is located at Aerogolf Center, 1 A Hohenhof, L-2633 Senningerberg, Grand Duchy of Luxembourg and our telephone number is +352.26.34.61.00. Our World Wide Web site address is www.gemplus.com. The information in our Web site is not incorporated by reference into this Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below has been derived from, and is qualified in its entirety by reference to our audited consolidated financial statements and notes thereto, which have been prepared in accordance with international accounting standards, commonly referred to as IAS, which differ in certain significant respects from U.S. generally accepted accounting principles, commonly referred to as U.S. GAAP. Note 32 to our audited consolidated financial statements describes the principal differences between IAS and U.S. GAAP as they relate to us, and reconciles our net income and shareholders’ equity to U.S. GAAP. All references below are in millions, except per share amounts or as otherwise stated.

			Year ended
	and as at December 31,
	1998	1999	2000	2001	2002

	€	€	€	€	€	$(1)

INCOME STATEMENT DATA:
Net sales	583	767	1,205	1,023	787	869
Cost of sales	(383)	(487)	(751)	(716)	(587)	(649)
Gross profit	200	280	454	307	200	220
Research and development expenses	(45)	(62)	(91)	(113)	(92)	(102)
Reversal of research credit allowance	—	—	12	—	—	—
Selling and marketing expenses	(78)	(97)	(159)	(165)	(112)	(124)
General and administrative expenses	(48)	(64)	(90)	(111)	(90)	(99)
Litigation expenses	—	—	—	(18)	—	—
Management severance expenses	—	—	—	(26)	—	—
Restructuring expenses	—	—	—	(28)	(90)	(99)
Goodwill amortization and impairments	(5)	(7)	(11)	(27)	(47)	(52)
Legal reorganization expense	—	(65)	—	—	—	—
Operating income (loss)	24	(15)	116	(181)	(232)	(256)
Financial income	0	1	21	28	28	32
Financial expense	(5)	(5)	(9)	(8)	(80)	(88)
Other income (expense), net	12	(1)	0	46	(29)	(32)
Income (loss) before taxes	31	(20)	129	(114)	(312)	(344)
Provision for income taxes	(7)	(12)	(30)	14	(9)	(10)
Net income (loss)	24	(32)	99	(100)	(321)	(354)
Net income (loss) per share (2)
– Basic	0.08	(0.10)	0.20	(0.16)	(0.53)	(0.58)
– Diluted	0.08	(0.10)	0.18	(0.16)	(0.53)	(0.58)

			Year ended
			and as at December 31,
	1998	1999	2000	2001	2002

	€	€	€	€	€	$(1)

Amount in accordance with U.S. GAAP
– Net income (loss) per U.S. GAAP	23	(44)	(123)	(49)	(282)	(311)
– Net income (loss) per share (2)
– Basic	0.08	(0.14)	(0.25)	(0.08)	(0.46)	(0.51)
– Diluted	0.07	(0.14)	(0.25)	(0.08)	(0.46)	(0.51)
OTHER DATA:
Adjusted EBITDA(3)	69	104	195	(60)	(98)	(109)
Net cash from (used for) operating activities	85	75	69	(23)	(63)	(69)
Net cash (used for) investing activities	(41)	(74)	(266)	(65)	(47)	(52)
Net cash from (used for) financing activities	(61)	29	818	(35)	4	4
BALANCE SHEET DATA:
Cash and cash equivalents	18	27	636	491	417	461
Trade accounts receivable, net	151	201	311	189	145	160
Other current assets	29	46	97	104	93	107
Inventory, net	56	96	174	140	97	103
Total assets	495	667	1,909	1,531	1,218	1,344
Long-term debt, less current portion	10	8	6	—	—	—
Minority interest	5	9	17	17	15	17
Shareholders’ equity	260	294	1,385	1,168	860	950
Total assets under U.S. GAAP	500	671	1,767	1,441	1,234	1,362
Shareholders’ equity under U.S. GAAP	265	298	1,243	1,078	879	970

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate on April 25, 2003, of US $1.00 = €0.91.

(2)	Basic net income per share under IAS and U.S. GAAP is calculated by dividing net income by the weighted average number of our ordinary shares outstanding during each period, in each case adjusted for a fifty-for-one share split that took place on June 21, 2000. The weighted average number of shares used in calculating the basic net income per share was 298,523,800, 313,120,400 497,523,946, 636,992,392 and 606,222,660 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. Diluted net income per share under IAS and U.S. GAAP is calculated in the same manner as basic net income per share, except that dilutive effect of the exercise of our outstanding share options and warrants is included in the determination of the weighted average number of shares outstanding for each period. The weighted average number of shares used in calculating the diluted net income per share was 307,274,750, 313,120,400, 539,256,206, 636,992,392 and 606,222,660 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

(3)	Adjusted EBITDA is defined as earnings before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense and legal reorganization expense. We believe that Adjusted EBITDA is a useful indicator of operational strength and performance of our business. However, Adjusted EBITDA is not a measurement of operating performance calculated in accordance with IAS or U.S. GAAP, and should not be considered a substitute for operating income or net income as a measure of profitability, or a substitute for cash flows from operating activities as a measure of liquidity, in each case determined in accordance with IAS or U.S. GAAP. Because all companies do not calculate EBITDA identically, and because our adjustments relate to a legal reorganization that is unique to our company, the presentation of Adjusted EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

     The reconciliation of the adjusted EBITDA with the operating income is as follows:

	1998	1999	2000	2001	2002

	€	€	€	€	€	$(1)

Operating income (loss)	24	(15)	116	(181)	(232)	(256)
Depreciation, amortization and impairment	45	54	79	121	134	147
Legal reorganization expense	—	65	—	—	—	—

Adjusted EBITDA	69	104	195	(60)	(98)	(109)

     Exchange Rate Information And The European Monetary System

     Under the provisions of the Treaty on European Monetary Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 11 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. Greece joined the EMU in January 2001. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998, at €1.00 = FF 6.55957.

     For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of US $1.00 = €0.91, the Noon Buying Rate for the euro on April 25, 2003. The “Noon Buying Rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depositary Shares (ADSs) on the Nasdaq National Market.

     Our reporting currency during 1998 and 1999 was the French franc. We began reporting in euros on January 1, 2000. The following table shows the French franc/U.S. dollar and euro/U.S. dollar exchange rates based on the Noon Buying Rate expressed in French francs per U.S. dollar and euros per U.S. dollar.

	French francs				euros

	Period-	Average			Period-	Average
	end Rate	Rate(1)	High	Low	end Rate	Rate	High	Low

1998	5.59	5.90	6.21	5.39	—	—	—	—
1999(2)	6.51	6.16	6.56	5.49	1.00	0.94	1.00	0.84
2000	—	—	—	—	1.07	1.08	1.21	0.97
2001	—	—	—	—	1.12	1.12	1.19	1.05
2002	—	—	—	—	0.95	1.06	1.16	0.95
December	—	—	—	—	1.00	1.06	1.45	0.82
2003
January	—	—	—	—	0.96	1.03	1.16	0.92
February	—	—	—	—	0.84	0.88	1.01	0.81
March	—	—	—	—	0.83	0.77	0.89	0.63
April	—	—	—	—	0.94	0.87	1.00	0.79
May	—	—	—	—	1.29	1.08	1.35	0.95
June 1 - through June 26					1.17	1.20	1.17	1.13

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

(2)	The Federal Reserve Bank of New York stopped publishing Noon Buying Rates for the French franc on January 15, 1999. Noon Buying Rates for French francs for periods subsequent to January 15, 1999 have been calculated by applying the fixed exchange rate of FF 6.55957 per €1.00 to the Noon Buying Rate for euros.

RISK FACTORS

Risks Related to Our Business

The significant downturn in the wireless communications industry may continue to adversely affect our business.

     Our business is significantly affected by trends in the wireless communications industry, because a substantial portion of our revenues is derived from sales of wireless products and services, which accounted for approximately 51% of our revenues in 2002. Although the wireless communications industry experienced tremendous growth through 2000, demand for wireless products and services fell abruptly in 2001 and continued to fall in 2002, particularly in Europe and the United States, resulting in a 19% decline in our overall revenues in 2002 compared to 2001. Because we typically earn our highest margins from sales of wireless products, reduced demand for wireless products also affected our profitability, resulting in an operating loss of €232 million in 2002. In addition, the slowdown in the wireless industry has led wireless operators to delay making the necessary investments for the introduction of new wireless systems and technologies, which may limit our ability to return to profitability through the introduction of new products and services. If the slowdown in the wireless industry continues, our business may be adversely affected.

The markets that we target for a substantial part of our future growth are in very early stages of development, and may not develop rapidly or at all.

     Many of the markets that we target for our future growth are currently small or non-existent and need to develop if we are to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then our business may be adversely affected. For example:

•	We are seeking to take advantage of the development of new markets for wireless communications products and services, including mobile commerce, mobile banking and mobile Internet services. These markets are only just starting to develop. Since early 2001, these markets have experienced a significant slowdown in investment levels, and companies in these markets have had limited access to capital.

•	We are also developing chip card products and services for the financial services market. Chip card technology has not yet been widely adopted by the financial services industry outside France, Germany and the United Kingdom, largely due to the cost of the necessary infrastructure, lack of internationally compatible standards and the relatively limited capabilities of all but the newest chip cards.

•	We are investing in identification and security networks products and services, but so far we have not deployed our systems on a widespread basis. Our businesses in all of these markets currently represent start-up operations, and we do not know whether these operations will be profitable. The development of these markets will depend on many factors that are beyond our control, including the factors that are discussed below.

In 2001 and 2002 we had rapid and significant changes in our senior management, and while we do not expect similar changes to occur in the near term, we cannot be assured such changes will not occur.

     We believe that having stable management is important to the management of our company. In 2001 and 2002 we had rapid and significant changes in our senior management, and although we do not expect similar changes to occur in the near term, we cannot be assured that such changes will not occur and adversely affect our business. Improvements in our performance and operations depend significantly on the success of a management team including a new Chief Executive Officer, who joined our company in September 2002, and a new Executive Vice President of Operations, who joined our company in February 2003.

Our restructuring and repositioning strategies, or our implementation of those strategies, may fail to provide positive results.

     We implemented a restructuring plan in the second quarter of 2001 to address the effects on our business of the global slowdown in the wireless communications industry, which slowdown has led to a decline in sales of our wireless products and services and an increase in our operating costs. We also implemented a second restructuring plan in February 2002, which included reducing approximately 1,140 employees from our workforce. In December 2002, we announced and began consultations and implementation of a third restructuring plan by which we aim to reduce our workforce by an additional 1,100 employees. If we are not able to reduce our operating costs and increase our productivity because our restructuring plans do not provide the results that we expect or are not implemented adequately, we may continue to experience difficulties in growing our business.

Chip card technology may not be adopted in new wireless transmission standards and infrastructure or in the financial services industry, such that we may lose some of our existing customers or not obtain future customers.

     Our ability to grow depends significantly on whether government and industry organizations adopt chip card technology as part of their new standards. These standards include the wireless 2G, 2.5G and 3G standards promoted by various organizations around the world. If these organizations do not adopt chip card technology, then we might not be able to penetrate some of the new markets we are targeting, or we might lose some of our existing customer base.

     In order for us to achieve our growth objectives, chip card technology must be adopted in a variety of areas, including:

•	some wireless communication devices that are currently not equipped to read smart cards;

•	bank credit and debit card systems, which in most countries still use magnetic stripe cards as their main technology;

•	computer equipment, which must include chip card readers as standard equipment if the use of chip cards for Internet and other applications is to become common;

•	widely used digital signature information technology security systems; and

•	national identity card programs.

     The decisions of standard setting bodies that may decide whether to adopt chip card technology are likely to be based on factors such as:

•	the cost of adopting chip card technology relative to alternative systems;

•	the degree of security provided by chip card technology;

•	the development of competing technology to provide security and premium value services;

•	the relative ease or difficulty of implementing chip card technology; and

•	whether chip card technology becomes generally accepted by businesses and consumers.

We need to maintain and further develop our position as a provider of software and services to earn higher margins from our technology.

     The increasing sophistication of chip card technology places a premium on providing innovative software, systems and specialized consulting and services to customers, in addition to manufacturing and supplying chip cards. Although we have had some early success positioning ourselves as a provider of services and systems, we cannot assure you that we will continue to be successful with this strategy, or that we will be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce more attractive margins in the future. A significant portion of the value of chip card technology lies in the development of operating systems and applications that will permit the use of chip cards in new markets. In contrast, the margins involved in manufacturing and selling chip cards can be relatively small, and might not be sufficient to permit us to earn an attractive return on our development investments.

We may fail to optimally manage our inventories of microcontroller chips or suffer distruptions in our supply chain.

     Our technology is based principally on microcontroller chips that run software and downloaded applications. Because the wireless communications industry has proven volatile in the past few years, experiencing rapid growth in 2000, a sudden downturn in 2001, and a continued slowdown in 2002, we have had difficulty managing our inventory levels of microcontroller chips. Although in 2002 we reduced our inventory to more acceptable levels, managing our inventory supply in the future, particularly if the industry undergoes tremendous and rapid change, will remain a challenge to our procurement strategy.

     In addition, if the wireless communications industry experiences a sudden upturn with significant levels of growth in the future, we will need to secure adequate supplies of microcontroller chips to expand our production. If we are not able to secure these supplies, or experience supply problems with the newest generation of microcontroller chips that generate our highest margins, we may record lower revenues and profits and lose market share to competitors that have secured adequate chip supplies.

     Until 1999, STMicroelectronics and Infineon were the only two major silicon suppliers for the smart card industry, covering roughly 90% of market needs. In 2000, we invested in an intensive multisourcing program to enlarge our supplier base to include Atmel, Infineon and Philips.

     In 2002, we purchased approximately 90% of our microcontroller chips from those three suppliers. While there are several other chip suppliers in the market, the failure by one or more of our three main suppliers to continue to meet our needs could have a material adverse affect on our business.

     In order to secure an adequate supply of chips in the future, we may also decide to provide financing for the expansion of a chip supplier’s capacity by pre-purchasing chips, which could expose us to the supplier’s credit risk.

If we are unable to keep up with rapid changes in chip card technology, our existing products and services could become obsolete or not competitive.

     The market for our products and services is marked by rapid technological change, frequent new product introductions and chip card technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to chip card technology and to satisfy the increasingly sophisticated requirements of our customers. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change may cause us to lose our existing customer base.

     The introduction of non-portable security devices onto PC motherboards could limit the use of smart card technology as a means of securing computer networks.

     The process of developing our products and services is extremely complex and requires significant continuing development efforts and investements. Our investments in research and development have been considerable and may need to increase, and may adversely affect our operating results and financial condition.

Our quarterly financial results fluctuate and are difficult to predict, and if our future results are below the expectations of investors, the price of our shares or ADSs may decline.

     Our operating results have varied substantially from quarter to quarter, and we anticipate that this pattern will continue, particularly as we develop our products and services in new markets. This variability makes it difficult to use our quarterly results of operations as an indicator of possible trends.

     Although these quarterly variations are a historical part of our business, they could affect the market price of our shares or ADSs. In particular, if our results of operations in any quarter are below the expectations of investors, the trading price of our shares or ADSs may decrease materially.

     In addition to general economic factors and factors that affect companies generally, a number of factors specific to us are likely to cause quarterly variations, including:

•	the mix of products and services that we are able to provide, including in particular whether we are able to increase our higher margin product and services, such as those we provide in the wireless communications market, as a percentage of our sales;

•	the geographical mix of our sales, including the relative extent of our growth in countries where our products and services are sold at the most attractive prices;

•	costs related to possible acquisitions of technology or businesses, including costs related to the integration of acquired businesses into our operations; and

•	success in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including operating systems developers, systems integrators and other implementation partners.

The period between our initial contact with a potential customer and a sale of our products or services tends to be long and may be subject to delays.

     The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenue, which may cause our quarterly operating results to fall below investor expectations. We believe that a customer’s decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding their use and benefits, which can require significant time and resources. There can be no assurance that this significant expenditure of time and resources will result in actual sales of our software and services.

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

     Defects or other performance problems in our products and services could also result in financial or other losses to our customers, in which case our customers could seek compensation for losses from us. If these kinds of claims were to occur, they could be time consuming and costly to defend and could harm our reputation, which could result in a loss of our customers and a decrease in our revenues. Although our sales and services agreements typically contain provisions designed to limit our exposure to claims, existing or future laws or unfavorable judicial decisions could potentially limit the effectiveness of these limitation of liability provisions.

If our strategic relationships terminate or do not develop, we may lose important sales and marketing opportunities.

     We have established strategic relationships with telecommunications carriers, operating systems and security software developers, financial institutions and several government agencies and organizations. These organizations are not always obligated to continue their relations with us, and could terminate those relations at any time to work instead with our competitors, or they could terminate their programs that use our products and technology. If our strategic relationships are terminated, we might lose important sales and marketing opportunities. These relationships expose our products and services to many potential customers to which we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with access to third-party service providers that our customers can use for implementation assistance.

Challenges to our intellectual property rights could cause us to incur costly litigation, and if we are not successful, could result in our losing valuable assets or market share.

     Our success depends, in part, upon our proprietary technology and other intellectual property rights. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution to protect our proprietary technology. We regularly prepare patent applications for technology related to our chip cards, but there can no assurance that these applications will be successful.

     Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any inability to protect intellectual property in our technology could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of France or the United States. Our means of protecting our intellectual property rights in France, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe on their intellectual property rights, we might be required to incur significant costs and to devote substantial resources to the defense of such claims, and if we are unsuccessful we could suffer costly judgments and injunctions that could materially adversely affect our business, operating results or financial condition.

We might be forced to change our product and service offerings or to pay higher costs if the third-party technology that we use in our products changes or if the price of such technology increases.

     Most of our products integrate third-party technology that we license or otherwise obtain the right to use, including:

•	third party operating systems;

•	security and cryptography technology for card operating systems, which prevents unauthorized parties from tampering with our cards; and

•	public key infrastructure technology that is used in Internet and corporate security networks.

     Technology providers frequently change their products and cease supporting prior versions of their products. Should such cessation of support occur, we cannot be assured that we will be able to adapt our products and services to accommodate changes in the third party technology that we use. If not, we may have to change the features of our products and services or to discontinue some or all of them. Some changes in technology are accompanied by significant price increases, which could increase our costs.

We have multinational operations that are subject to risks inherent in international operations, including currency exchange rate fluctuations.

     We conduct our business in all regions of the world, including in many countries outside the United States and the European Union. As a result, we are subject to political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations, particularly in relation to the U.S. dollar, the British pound, the Chinese renminbi and the Singapore dollar.

     Our operations are subject to the risks associated with international operations, which include:

•	slowdown or recession in global, regional or national economic growth;

•	tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labor disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through certain legal systems.

     Furthermore, our regional businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Any of the risks discussed above could adversely affect our results of operations.

     In 2002, we earned 12% of our revenues in China, and we expect to continue to earn a material portion of our revenues in China. Conducting business and manufacturing activities in the China is subject to special risks that may not arise in other countries, including:

•	the possible failure to adopt, or the adoption of inconsistent or ineffectual, market-oriented economic reforms by the government;

•	uncertainties regarding the interpretation and enforcement of laws and regulations; and

•	the devaluation of the local currency or the imposition of restrictions on currency conversion or expatriation of profits.

Future acquisitions may adversely affect our business.

     Our strategy to achieve growth may lead us to make significant acquisitions of businesses that are believed to be complementary to our own. Future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of equity securities, to incur debt and to incur amortization expenses related to goodwill and other intangible assets. Acquisitions involve numerous other risks, including difficulties in integrating the operations, technologies and products acquired and the employees of the acquired businesses, the diversion of management’s attention from other business concerns, the risk of entering geographic markets in which we have no prior experience, and the potential loss of key employees of acquired businesses.

Risks Related to Our Industry

Our markets are highly competitive and competition could harm our ability to sell products and services and could reduce our margins and market share.

     The market for chip card products and services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows and as chip card technology begins to converge with the wireless communications and information technology industries. Recently, intense competition among suppliers has led to increase pricing pressures on our products. We may not be able to compete successfully against current or future competitors. The competitive pressures facing us may harm our business, operating results and financial condition.

     Our current principal competitors include, among others, chip card product and service providers such as Schlumberger, Giesecke & Devrient, Oberthur Card Systems and Orga Kartensysteme. We are experiencing the presence of new entrants in the industry with low-cost operating models, especially in China, with aggressive pricing policies that could threaten our market share in the future. As the market for chip card products and services in the wireless, financial services and Internet security industries grows, and as these markets converge, we may experience competition from companies that are currently our suppliers, customers and strategic partners, including:

•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	microcontroller chip manufacturers, such as STMicroelectronics, Infineon, Philips, Atmel, Samsung and Sony; and

•	wireless infrastructure software providers, such as Sonera SmarTrust.

     Some of our competitors and potential competitors have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to our existing and future chip card products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market shares, which in turn could harm our business, operating results and financial condition.

The Internet and other communications networks may not expand as a commerce and business medium.

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

     The acceptance and use of the Internet and wireless communications networks for Internet commerce, mobile banking and mobile commerce could be limited by a number of factors, including:

•	inadequate development of network infrastructure;

•	inconsistent quality of service;

•	excessive cost of high-speed service;

•	concerns about transaction security and fraud or theft of stored data and information communicated on the Internet and wireless communications networks;

•	increased government regulation and taxation of transactions conducted over the Internet and wireless communications networks; and

•	delays in development or adoption of new standards or protocols to handle increased levels of activity.

     In addition, companies and government agencies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt new Internet-based or wireless-based methods.

Future regulations could be enacted that either directly restrict our business or indirectly affect our business by limiting the growth of Internet and mobile commerce.

     Our products and services are sold in numerous markets around the world, each of which imposes regulations affecting our operations, including product controls, trade restrictions, tariffs and charges, and labor and other social controls. Many countries impose regulatory restrictions or bans on the use or transfer of cryptography, which is an essential part of our chip card products and services. Regulation of the Internet in general, and of e-commerce and mobile commerce in particular is largely unsettled.

     As Internet and mobile commerce evolves, we expect that various governmental entities will enact or revise laws, rules and regulations covering issues such as user privacy, consumer fraud, pricing, content and quality of products and services and the use of cryptography. If enacted or revised, such laws, rules or regulations could increase the costs or administrative burdens of doing business using the Internet and wireless communications networks and cause companies to seek alternative means of transacting business. The limitations on the use and transfer of cryptography and the enactment of laws increasing the cost or burdens of using the Internet or wireless communications would limit the market for our products and services.

New developments may render chip card encryption technology inadequate or ineffective.

     Chip cards use cryptographic technology to secure transactions and exchange confidential information. Each chip card is equipped with its own secret key that is required to encrypt and decode messages through the application of algorithms. The security afforded by this technology depends on the integrity of a user’s secret key and the complexity of the algorithms used to encrypt and decode information. Any significant advance in techniques for attacking cryptographic systems, including the successful decoding of cryptographic messages or the misappropriation of private keys, could result in a decline in the security of our technology and affect the market’s acceptance of or demand for our products.

The role of chip cards may be relegated to that of simple identity tokens with limited additional added value.

     The primary role of chip cards has historically been to ensure authentication, and they are widely used as identity tokens. Chip cards can also provide additional value with on-board applications running in a stand-alone or in a client-server mode. This value is created if:

•	chip cards are technically enabled to play an effective role in applications; and

•	applications relying on chip cards are actually developed and used.

     If an insufficient number of applications rely on the chip cards, chip cards risk having their role reduced to that of simple identity tokens, providing limited additional value. In these circumstances, the value of chip cards would be greatly diminished and that could materially adversely affect our business operating results and financial condition.

Risks Related To Trading of Our Shares and ADSs

Technology-related stock prices are especially volatile, and this volatility may depress our stock price and the trading in our shares and ADSs often experience low volumes.

     Because we operate in the highly volatile technology sector, the market price of our shares and ADSs is likely to continue to be highly volatile. In addition, there is often low market volume in our shares or ADSs.

     If we are unable to meet the continued listing standards of the exchanges or quotation systems on which our securities trade, we may be required to delist and investors may not be able to as easily resell their shares or ADSs.

Because several existing stockholders own a large percentage of our voting stock, other stockholders’ effective voting power may be limited.

     As of April 29, 2003, our executive officers, directors and their affiliates beneficially own or control approximately 7.24% of our shares (excluding shares held by Texas Pacific Group and its affiliates and the Quandt family) and have options to acquire an additional 2.4% of our shares. In addition, Texas Pacific Group and the Quandt family own or control 26.4% and 19.1% of our shares, respectively, or 23.3% and 16.9% on a fully diluted basis, respectively. As of June 18, 2003, Sagem Group was the beneficial owner of 9.62% of our shares. If some or all of such persons act together, they can have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This potential concentration of control can affect the value of our traded securities.

If we are deemed a passive foreign investment company certain unfavorable U.S. tax rules may apply.

     Due to the decline in our market capitalization, comparatively minor changes in our assets or share price could result in our becoming a “passive foreign investment company” or “PFIC” for U.S. tax purposes for reasons outside our control. Certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs in respect of even a single year. See “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     Our business was founded in 1988 by Dr. Marc Lassus, our former Chairman of the board of directors, who pioneered chip card technology while working for Motorola and SGS-Thompson in the early 1980s. We started our chip card operations in 1988 as a major supplier of prepaid phonecards in France and elsewhere. Because of our strength in the prepaid phonecard market during the 1990s, we developed strong ties with the telecommunications industry and, as a result, we helped pioneer the development of chip card technology for wireless communications.

     Our business was originally conducted through a French limited partnership known as Gemplus SCA. In December 1999, we merged Gemplus Associates, the general partner of Gemplus SCA, into Gemplus SCA and transformed the surviving entity into a French corporation, Gemplus SA. In February 2000, we reorganized our corporate structure with a new holding company, Gemplus International SA, a Luxembourg corporation created in December 1999. The shareholders of Gemplus SA contributed to Gemplus International SA substantially all of the shares of Gemplus SA in exchange for shares of our capital stock. As a result of these transactions, as of December 31, 2002, our company held 98.1% of the outstanding shares of Gemplus SA, which is our largest operating subsidiary. Texas Pacific Group became a shareholder of our company at the time of its equity contribution in February 2000. In December 2000, we completed an initial public offering of our capital stock, in the form of ordinary shares and ADSs.

     Our company is organized under the laws of the Grand Duchy of Luxembourg. Our company’s registered office is located at Aerogolf Center, 1 A Hohenhof, L-2633 Senningerberg, Grand Duchy of Luxembourg, telephone +352.26.34.61.00. Our agent for U.S. federal securities law purposes is Gemplus Corp., located at 1350 Old Bayshore Hwy., Suite 445, Burlingame, California 94010, telephone +1.650.373.0200.

Capital Expenditures and Divestitures

     The following table sets forth our capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2002.

	Year ended December 31,

	2000	2001	2002

	(millions of euros)
Research and development equipment	4.7	5.2	1.8
Manufacturing	57.7	18.1	12.1
Buildings	16.8	63.0	17.7
Other	23.3	16.3	0.3

Total capital expenditures	102.5	102.6	31.9

     In 2002, we implemented a second, and began consultations and implementation of third, restructuring and rationalization program. These plans include the rationalization of office facilities on a worldwide basis. In 2002, capital expenditures were made primarily in Europe, and included principally €17.7 million related to a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction.

     We have budgeted limited capital expenditures of approximately €10 million for the year ended December 31, 2003, including €7 million related to equipment for our manufacturing and research and development activities.

     On July 31, 2001, we completed the sale of our Tag electronic smart labels solutions business to Axa Private Equity, for €3,007 thousand. On August 23, 2001, we completed the sale of our subsidiary SkiData A.G., our electronic access-control solutions business unit, to Kudelski SA, for €117,500 thousand, of which €33,500 thousand was received in cash and €84,000 thousand was received in shares, which we immediately resold for €84,000 thousand to a designee of Kudelski.

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of our sources of financing for our budgeted capital expenditures.

BUSINESS OVERVIEW

Overview

     We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of systems, including financial card networks, loyalty and bonus point programs, identification and Internet security systems.

     We currently have two main business segments:

•	Telecommunications, which includes our wireless products such as subscriber identification modules (SIM), software and services, as well as prepaid phonecards; and

•	Financial Services and Security, which includes our chip card products and services centered around payment applications such as financial services and retail, and security applications for governments and other large nationwide identity or health care programs and corporations or other closed user groups for physical and logical identification.

     Within our telecommunications business segment, our wireless products and services are based on subscriber identification modules (SIMs), which are small plastic modules with embedded microcontroller chips, and related systems. Subscriber identification modules are used in the Global System for Mobile (GSM) wireless communication standard, which is dominant in Europe and the most widely used in the world, in terms of both the number of subscribers and number of countries. SIMs are also increasingly used in other wireless communications systems standards, such as in CDMAOne, WCDMA and CDMA2000.

     Our chip card technology enables a variety of service applications over network systems. Our chip card products and services are used in financial, retail, government and other businesses to provide a wide array of services, and management of customer relationships and databases. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their customers with premium value services, including e-purse applications (i.e., applications that store cash values that can be used to make purchases) and mobile banking services. In the identification systems and security networks markets, plastic cards with embedded chips can be used to provide secure access to restricted facilities or computer networks and to increase the effectiveness of identification and security systems.

     In both our telecommunications and financial services and security businesses we provide a broad range of software and services that allow our customers to implement and manage sophisticated systems. Our software includes card management systems that allow our customers to manage card issuance, update data, download applications and obtain user information. Our services include customization, technical support, consulting, system design and integration and system operation.

     We also provide non-chip card products and services in other areas that are related to our main telecommunications, financial services and security segments, such as magnetic stripe credit cards for banks, card based transportation access products and authentication and non-repudiation software.

     Our revenues totaled €787.4 million in 2002. Sales of wireless products and services in the telecommunications segment represented 51% of our overall revenues in 2002, while sales of our chip card products and services in our financial services and security segment represented 31% of our overall revenues. Based on the 2002 worldwide chip card vendor shipments ranking of Gartner Dataquest, an industry analyst, we are the leading provider of chip cards with a global market share of approximately 32% in terms of units sold. Based on information published by Eurosmart, a smart card industry organization, in April 2003 we estimate that our global market share was approximately 31.6% in terms of units sold in 2002.

Our Strategy

     We are pursuing a vision of expanding and enabling the market for safe electronic services involving our products, including a broad set of services delivered through wireless or fixed wire networks, while increasing the use of high-volume, portable, secure and personalizable devices.

     Our strategy for attaining this vision is to be a leading provider of applications and services enabled by chip cards. We will seek to grow our core businesses, while restoring and maintaining their profitability. Simultaneously, we will seek stronger positions in new promising markets involving the use of chip cards and related software in identity, corporate security and wireless local area network systems (WLANs).

Restoring the company to profitable growth through restructuring, improved efficiency and increased market share:

•	We are working to adapt our cost structure and increase our competitiveness in an environment where price is an overriding factor.

•	We are restructuring in the effort to adapt our industrial, operational and administrative structures while limiting impacts on research and development and on our sales force. Certain of our key industrial and customer support processes are being re-engineered for improved efficiency.

•	We are working on increasing our market share in the wireless communications market, in particular, by working closely with key customers, enhancing our product mix, improving our supply chain and customer business processes, and using differentiating account strategies.

Differentiating on value

Our strategic plan focuses on a number of promising high-value markets:

•	Software and services in wireless communications, including SIM administration, content delivery, mobile-payment, and over the air (OTA) platform markets. Our position as a supplier of OTA platforms should enable us to further strengthen our relationships with our customers.

•	Identity. These card programs represent a large and fast-growing opportunity for us. Our potential in this area, together with strategic partnerships, should help further our success.

•	Corporate security (controlling access to buildings and information). Many organizations have found that smart card enabled technology is the best way to secure their networks. With our leading skills in relevant security technologies, we hope to become a major player in this field.

•	WLAN (wireless local area network). The functionality of this technology is enhanced by using the smart cards as a key to access control. Our research and development capabilities should help provide us a leading position in the development of this segment. The deployment of this new technology is facing major issues regarding security, roaming and billing. The SIM card offers an excellent point of access control for WLAN operators to enable secured authentication while seeking to use the roaming and billing capabilities of the existing telecom networks.

Getting closer to our customers

     We are strengthening our regional structures in order to improve customer responsiveness worldwide. We believe that improved regional sales and sales support functions will enhance customer relationships by combining the ability to design and deliver complex high-end solutions with the support of efficient local offices and direct supply chain management on commodities.

Excelling in execution is a key goal

     We are re-engineering our organizational structure and its processes in the effort to further improve accountability, and monitor and reach employee, customer and shareholder satisfaction targets.

Technology Overview

Chip Card Technology

     Our products and services are part of a class of technology that involves small modules or cards with embedded electronic chips known as chip cards or smart cards. Chip card technology has evolved significantly since chip cards were first introduced in France in the 1970s. Our founder, Dr. Marc Lassus, was instrumental in the initial development of chip cards, and since our inception in 1988, we have played, and continue to play, an important role in the evolution of chip cards and related applications.

     There are two major categories of chip cards:

•	Memory cards, which contain chips that provide only secure storage of data, that can be modified at a special reading terminal. Memory cards are used for single applications that do not require sophisticated data processing functions, such as prepaid phonecards and loyalty cards.

•	Microcontroller cards, which contain chips that are capable of storing and processing data like a miniature computer, transferring processed data to a network and running software programs or “applets” that interact remotely with server-based applications. The most sophisticated new chip cards, such as subscriber identification modules (SIMs) used in wireless communications, are all microcontroller cards.

     Chip card technology is developing rapidly as the capability of microcontroller chips to conduct sophisticated operations continually expands. Some of the most important recent technological developments in chip card technology include:

•	The development of operating systems for microcontroller chips that allow card issuers to load multiple applets on a single card. This allows our customers to offer their users several functions on the same card. For example, a single multi-application card can be used to access facilities or computer networks, to make payments as a debit or credit card, to store bonus points that can be used to make purchases and to authenticate Internet transactions.

•	The development of open standards for chip card operating systems. These operating systems contain an embedded virtual machine or interpreter, which interacts with the operating system and a documented application programming interface (API) to execute applets. The API allows software programmers to design new applets in a standardized format, without reference to the technical specifications of the virtual machine, improving ease of use and programming time. Microcontroller chips based on open operating systems are interoperable with more systems. This means that software programmers can create new applications based on a standard language or protocol, which can be used to provide services through the chip cards of different manufacturers. The most widely used open platforms today are based on Java Card technology, a software API specification for chip cards based on technology from Sun Microsystems and adopted by the smart card industry.

•	The development of sophisticated card management software for chip cards, which helps card issuers use new chip card capabilities by enabling them to manage their cards remotely, and to update, download and install new information or applets as they become available without replacing the card. These new software capabilities have also created a demand for system design, integration and management services that allow card technology companies to develop closer ties with their customers.

•	Significant advances in the memory structure and capacity of microcontroller chips with the development of silicon-based flash memory technology. Such chips are able to store substantially more information, conduct more sophisticated operations and load a higher number of applets. In addition to greater memory capacity, the flash memory chips give card manufacturers increased flexibility to modify the chip’s operating system.

•	The development of chip cards designed to work with the most advanced security technologies, such as public key infrastructure (PKI) systems and secure downloadable applets. Cards with public key infrastructure capability can be offered to customers requiring the highest level of security, such as individuals or companies that conduct transactions or business over the Internet, and banks implementing mobile payment systems.

     We believe that chip card products and related services include features that are attractive to customers in the sophisticated wireless, financial, Internet and corporate security markets. The features we believe are most significant include:

•	Security. Chip cards are capable of storing complex algorithms that can be used to identify a user or to encrypt information, such as a digital certificate. Because a user needs both a card and an activation mechanism, such as a personal identification number (PIN), to use a card, security is not entirely compromised by either the loss of a card or the communication of a PIN. As a result, chip cards can be used to authenticate mobile and electronic commerce transactions, significantly reducing the incidence of fraud. In addition, microcontroller chips can contain sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the card.

•	Portability. Chip cards can be easily transferred from one device to another. As a result, for example, a mobile phone subscriber can purchase a new mobile phone without changing his service subscription, a feature that mobile phone operators find attractive as it reduces customer churn. Similarly, a chip card used to authenticate the user of a company’s computer network can be inserted into any computer equipped with a reader, and include certain user profile information so the user is not limited to a particular computer.

•	Flexibility. The newest chip cards can carry and run multiple applets that can be updated remotely without the need to replace the card. This increases the flexibility of banks and their companies to use chip cards as customer management tools by changing applications in response to changes in product offerings or customer preferences. This also allows them to offer multiple services on a single platform, such as wireless, banking, payment and loyalty applications.

     Despite these advantages, chip card technology has not yet been widely deployed in some areas, particularly in financial services. This is primarily because the replacement of existing terminals with devices capable of reading chip cards, and the implementation of related network infrastructure, can be costly and time consuming. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business.” The markets that we target for a substantial part of our future growth are in very early stages of development, and if they do not develop our business may be adversely affected.

Use of Our Chip Card Technology in Wireless Communications

     Currently, one of the largest uses for chip card technology is in wireless communications, due to the security and flexibility provided by chip cards. There are various wireless network standards:

•	Wireless 2G standards are the second major type of technology used of wireless communication. 2G standards mainly support voice transmission, as well as some data transmission capability. The Global System for Mobile communications (GSM) is the most widely used 2G standard both in terms of number of subscribers and number of countries. The GSM standard requires the use of subscriber identification module (SIM) technology.

•	Wireless 2.5G standards support higher data transmission capability than GSM and other 2G standards. Wireless 2.5G standards incorporate identification module technology similar to that used in 2G SIM cards. The technology is included in a removable card or in the telephone handset. In the transition from 2G to 2.5G, some operators located outside of Europe are migrating to the European GSM-originated standard.

•	Wireless 3G standards, in particular WCDMA and CDMA2000, with higher data transmission capability than 2.5G, are in the process of being deployed. As with 2.5G, the wireless 3G standards incorporate identification module technology similar to that used in SIM cards, either as a removable card or in the telephone handset.

     The following table generally summarizes the principal 2G, 2.5G and 3G transmission standards, indicating the principal geographical regions where they are used or are anticipated to be used, and whether they incorporate removable identification module technology. Some countries use more than one standard, and thus are listed in more than one place in the table.

Use of Removable Card
Transmission Standard	Principal Regions	Identification Modules

2G GSM	Europe, Asia (including China), several regions in the United States	Yes

CDMA	United States, China	No

TDMA	United States	No

2.5G
GPRS (based on GSM)	Europe, most of Asia	Yes

CDMAOne	United States, China, South Korea	Yes in China and South Korea; Operator-specific in United States

IDEN	United-States	Yes

3G WCDMA	Europe, Asia (including Japan), United States	Yes

CDMA2000	United States, Asia	Operator-specific

Market Overview

     The market for chip card technology, products and services is developing rapidly, both in terms of size and sophistication. According to Eurosmart, 1,786 million chip cards – including microcontroller cards and memory cards – were sold worldwide in 2002, and we believe that we are the world’s largest chip card provider, with 31.6% of the global market in terms of volume in 2002.

     As the market has grown, the capability of chip cards to carry sophisticated functions has also increased. As a result, a new market is developing for designing and implementing integrated systems and services based on chip card technology and software, and for providing services to assist users in taking advantage of the enhanced capabilities of chip cards.

Wireless Market

     The wireless communications market, particularly the GSM wireless market, recorded strong growth prior to 2001, primarily as a result of a significant increase in the use of mobile phones around the world for voice transmission. Since then, growth in the wireless communications market has slowed significantly as, among other things, the market and the technology for wireless voice transmission services have matured, although demand for wireless data transmission services has begun to increase. According to Eurosmart, approximately 430 million SIM cards were sold in 2002, as compared to 390 million in 2001.

     Wireless communication operators are seeking to enhance their offerings with new premium value services based on the increasing demand for wireless data transmission services. For example, Short Message Service (SMS) allows text messaging through mobile phones. In anticipation of the growing demand for wireless data services, including the provision of pictures, streaming audio and video, and high-speed Internet access through mobile phones, operators have made significant investments in 3G licenses, and are beginning to develop the infrastructures necessary to deliver 3G services. We believe that the growth of the wireless data market may be important for the growth of the chip card market, and that demand for new wireless data services could increase demand for more sophisticated chip cards. Because identification module technology allows wireless operators to facilitate and control the access between wireless subscribers and content providers, we believe that our chip card products, software and services represent a core technology for our wireless customers to address this new market.

Financial Services and Security Market

     According to Eurosmart, approximately 175 million chip cards were sold in the financial services industry in 2002 and we estimate that we are we are one of the top three providers of financial chip cards with approximately 20% of the market in terms of units sold. We believe that demand for chip card products and services in the financial services market will continue to grow due to increasing concerns regarding security and fraud and due to growth in the use of e-commerce and e-banking services, which allow end-users to conduct commercial and banking transactions over the Internet.

Our Products and Services

     The following table sets forth our revenues for the year ended December 31, 2002:

	Revenues -Year ended
	December 31, 2002

	(millions of	(as a % of total
	euros)	revenues)
Telecommunications	544.5	69%
Financial Services and Security	242.9	31%
Total	787.4	100%

     See “Item 5. Operating and Financial Review and Prospects” for a discussion of our total revenues, broken down by category of activity and geographic market, for each of the last three financial years.

Delivering a complete solution

     We provide our customers with a portfolio of products, software and services that can enable the delivery of turnkey solutions:

•	Products: we provide a complete range of chip card products, from low-end to high-end, with proprietary and open operating systems, offering various amounts of available memory, with features and embedded applications dedicated to specific markets. Our chip card reader products and software development tools are a direct complement to our chip cards.

•	Software: we provide software products that help manage the client-server architecture and enable interactions between the applets stored on the chip cards and the card issuer’s central computing system. We also provide card management systems that enable the tracking of issued cards and the management of information stored on the chip card.

•	Technical Support: we provide our customers with a full range of maintenance and technical support and help desk services for their card solutions. Our regional Gemplus service centers are responsible for our help desk services in their applicable region, with several sub-regional or local technical support staffs as needed.

•	Consulting, System Design, Customization and Integration: our consulting services focus on key topics and issues in the development and implementation of chip card systems, including marketing and commercial analysis and recommendations, feasibility studies and possible implementation scenarios and training in chip card technology and applications.

o	Our system design services provide our customers with an overall design of chip card systems, including security parameters and detailed component design.

o	Our customization services include the development of customized software applets for particular card issuers.

o	We provide system integration services to deliver complete systems through a project management approach. This involves coordinating with contractors to obtain and integrate the required system components, including customized software applications and operational system support during acceptance testing, pilot programs and the roll-out of the final, customized card system.

•	Personalization: our personalization services involve the process of loading personal data or premium value applications onto the memory or microcontroller chips embedded in cards. We also emboss and print customized card bodies for our customers, and customize the card carriers used to deliver cards to end-users. We prepare and distribute products directly to end-users on behalf of our customers.

•	Outsourced Operations: we provide our customers with the flexibility to outsource to us a variety of operations associated with the administration of a card management system, including network management, server management and data archiving. We also provide other operational services for chip card system managers, such as certificate authority and management services for trusted third party systems and certification authorities.

Telecommunications Products and Services

     Our telecommunications products and services consist primarily of SIM-based products, software and services for wireless communications operators, and chip-based prepaid phonecards for public pay telephone operators.

     Wireless Products, Software and Services

     SIM cards were introduced to provide standardized and secure subscriber identification and authentication. Technology evolution and subscriber demand has helped turn the SIM into a wireless data service enabler within an open client-server architecture.

     SIM cards are well adapted for applications that need to be highly personalized, secure and portable. SIM-enabled systems can be used to enhance customer relationships, to enable content delivery and to secure mobile transactions. We design many of our products around interoperable SIM platforms that connect to networks and remote applications and over the air (OTA) platform technology. These telecommunications products include:

•	GemXplore - the card platform and its immediate environment. We offer a range of products for all major wireless network types and generations. Working primarily with open, Java-based operating systems, we provide developers with software development tools to create and test applications.

•	GemConnect - software modules and agents that communicate with remote content and services. Our open OTA infrastructure is an essential link between subscribers and personalized content. Our device manager provides a remote, automatic handset configuration for settings such as WAP (wireless application protocol), GPRS (global pocket radio service) and MMS (multi-media messaging).

•	GemSuite - market-facing applications. Gemplus, customer and trusted partner applications, which are integrated to the OTA platform, include predictive CRM (customer relationship management), customer care and mobile payment (electronic prepaid reload and M-payment).

•	SIMXplore - access to partnered applications and services. Integrates third party solutions by uniting our expertise with content and application providers selected for their expertise and innovative applications. This portfolio includes mobile entertainment, location-based services, corporate, instant messaging and other services.

•	GemServices - professional services and outsourcing. Our professional services group provides the expertise to design, develop and deploy mobile services. These services cover all phases from consulting, development, integration to post-installation, support and training for wireless communication operators. We are able to operate services on our customers’ behalf, offering large service portfolios, while limiting infrastructure and resource investments. Operators can access our equipment, technology and expertise through a connection to our hosting center.

     Phonecards

     Based on information published by Eurosmart, we believe we are one of the world’s leading manufacturers of prepaid phonecards and associated phonecard security products with a 37% share of the worldwide phonecard market in 2002. As of May, 30 2003, we have produced 3 billion phonecards since our inception in 1988. Our main customers include more than 20 major telecommunications operators, including CANTV, China Telecom, France Telecom, and Telmex. Our multi-application solutions help operators take advantage of the convergence of telephony with banking, loyalty and transportation applications. These products generate increased revenues by helping to enable innovative marketing opportunities. For example, CANTV, the Venezuelan national telecommunications carrier, currently uses a line of our prepaid phonecards that allow public telephony customers to use phonecards to pay for other consumer products, such as soft drinks and snacks, at designated points of sale.

     Scratch Cards

     We provide a range of scratch cards under the name GemScratch, which are cards that incorporate a scratch-off panel revealing unique numbers to be used by the end-user of the card. We sell our GemScratch cards primarily to our wireless customers, who want to provide prepaid services. Our GSM Prepaid Kit includes a SIM card and a scratch card in a single package, allowing wireless operators to offer their subscribers an integrated communications package. Our scratch-off products are also used by fixed-line telecommunications operators to provide calling card services to their customers.

Financial Services

     Secure chip card technology offers a platform for a variety of financial and banking service applications, such as credit/debit cards and e-purse cards (cards that store cash values that can be used to make purchases), multi-application services and mobile banking services. Credit/debit cards and e-purse cards contain an embedded microcontroller chip that processes transaction information received at the point of sale and carries information that allows a card reader to accept or reject a transaction up to a specified amount without on-line authorization. Because the smart card is inserted into a reader at a point of sale and the cardholder enters a PIN code with the reader rather than signing a printed card receipt, chip cards reduce fraud associated with existing magnetic stripe card based systems by helping to prevent, among other things, the use of stolen cards to make unauthorized purchases. In addition, microcontroller chips contain sophisticated cryptographic algorithms and functions that help to prevent unauthorized parties from tampering with their contents, in contrast with the more limited security safeguards of magnetic stripe cards.

     Microcontroller chips were first embedded in credit/debit cards in France, where microcontroller chip technology was introduced as a standard for credit/debit cards in the early 1990s, and the technology has expanded into Germany and now the United Kingdom. According to Eurosmart, approximately 175 million chip cards were sold in the financial services industry in 2002, and we believe that we are one of the largest providers of financial chip cards with 20% of the market in terms of units sold.

     Several large bank and financial card systems, including American Express, Visa International and MasterCard International, have introduced chip cards in their systems. Banking and credit card associations in countries around the world, such as in Australia, Austria, Brazil, China, Denmark, Taiwan, Korea, Finland, Spain and Switzerland, have recently announced plans to adopt chip cards to replace magnetic stripe cards. The adoption of chip card technology in these countries represents a new phase in the financial services industry, which has been slow to adopt this technology outside France and a few other countries, in large part due to the cost of associated infrastructure. We believe that new developments have the potential to accelerate the adoption of this technology in the financial services industry, including:

•	Interoperability. An obstacle to the widespread adoption of microcontroller chip technology in the financial services market has been the fact that card specifications have been adopted by each country on an individual basis, which prevents the interoperability of credit/debit chip cards issued in different countries. To address this problem, in 1996, the major global credit card payment associations, Europay International, MasterCard International and Visa International (together known as EMV), adopted standard controller specifications for credit/debit chip cards, which enable interoperability between different payment systems. Migration to the EMV standard is now a well-established expectation in the industry that could contribute to a structural change in the financial services market.

•	New Services. The capabilities of microcontroller chip technology can permit banks to offer their customers new services that were not available when they initially studied the technology. Areas in which banks can offer their customers new services include online authentication, instant rewards and more advanced loyalty programs, mobile banking, mobile commerce and other services available with the development of multi-application cards, such as multiple payment options and loyalty programs on a single card.

     Single Application Cards

     We design and develop chip card products and services that enable financial card issuers to offer a wide range of single-application services to their clients. Our financial services products are designed to meet the requirements and specifications of the most important industry standards, such as the EMV specifications for credit/debit cards. In addition, our chip card products have been individually certified by the major financial and banking organizations and bodies, such as Visa International, Europay International, MasterCard International, Cartes Bancaires (France), Banksys (Belgium) and APACS (United Kingdom). Our main product offering includes:

•	GemVision, a range of credit/debit cards developed for banks that are members of Visa International; and

•	GemShare, a range of credit/debit cards developed for members of Europay International and MasterCard International.

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

     Multi-Application Cards

     One of our main multi-application cards for financial services is based on MPCOS, a multi-application standard, commonly used in Asia. This card contains credit/debit and e-purse applications, loyalty programs and transportation ticketing, and is also available in a contact/contactless mode under the designation “GemCombi” that allows interaction with the card using radio frequencies. We have also developed a line of multi-application Java-based cards that provide our customers with the flexibility to quickly develop and bring to market new financial and other services. Our line of Java-based financial cards, GemXpresso Lite, is also targeted to retail banking and e-commerce payment applications.

     We believe that in 2002 we were the leader in providing major banking institutions and retailers in the United States with multi-application chip card products. These products support debit/credit, e-purse, web authentication as well as loyalty applications. Major banks in the United States, however, have not been as responsive as their European counterparts in adopting chip card technology, and some have reduced or suspended their chip card technology programs.

     Loyalty and Retail

     We have developed chip card products for a wide variety of loyalty and retail programs, including bonus point and reward programs, such as our microcontroller chip card based system for Boots, a United Kingdom retailer, Shell U.K., and Esso Netherlands. Our loyalty applications can also be combined with other applications, such as credit/debit cards and e-purse applications, by using our multi-application chip cards. We believe that chip cards should facilitate the next generation of loyalty programs because they enable retailers to set up card based programs to offer customers a combination of in-store and Internet-based benefits, such as instant rewards, online coupons and privileged access to websites and points systems.

     Bank Conventional Cards

     In addition to chip cards, we provide our customers with magnetic stripe (“conventional”) cards that do not contain embedded microchips, mostly for our banking customers. Our conventional card operations were launched in 1995 with our acquisition of the United States and European conventional card and personalization operations of DataCard, a conventional card manufacturer with substantial sales in the United States and Europe. We decided to enter the conventional card market to strengthen our position both in the financial services market and in several geographic markets in which conventional cards are the principal product in the local card industry, such as the United States. We hope to leverage our position in the conventional card market to assume a prominent role in the transition of these conventional card markets to chip card network systems.

     We offer a wide range of magnetic stripe and encoding options to meet the demands of our different customers. We delivered over 100 million magnetic stripe cards to our customers in the banking sector in 2002. We also provide certified card personalization and production and disaster recovery services to MasterCard, Visa and American Express card issuers in various regions around the world.

     Other Businesses

     In addition to conventional cards for banks, we also serve customers where our cards are used for identification together with a payment application such as:

•	transportation access, which includes contactless chip systems that are used for highway tolls and access to metros and other transportation facilities;

•	pay television chip cards, which are used to give pay television subscribers access to programs and services over cable and satellite television systems; and

•	loyalty and identification programs that do not use chip cards.

Identity and Security

     The smart card is not simply a security device, it can serve as a valuable component in enabling management systems for governments and corporations.

     The security and portability of chip cards make them well suited as security products, particularly in developing markets for business conducted over the Internet, which we call e-business security. According to the International Data Corporation, the success of the e-business market depends on the development of secure identification, encryption and transaction systems. Chip card technology allows users to access corporate and external networks, identify themselves, send encrypted messages and digitally “sign” transactions and documents.

     The most recent generation of chip cards has been designed to work with the most sophisticated security technologies, such as public key infrastructure (PKI) systems, which are used to control access to computer networks and to secure e-business transactions. Chip cards can store digital certificates that identify users of computer networks and parties to e-business transactions, as well as keys or mathematical algorithms that facilitate secure information exchange between trading partners over the Internet and authenticate transactions. Microcontroller chip technology also permits certificate authorities to revoke certificates and change authorization levels remotely, without issuing new cards.

     We are working actively with our corporate customers to design security software and services based on microcontroller chip technology to control access to corporate computer networks and to permit the secure exchange of information.

     We have identified three demands in this market:

     Internal Security

     In this segment we offer cards, readers, software and services, such as personalization or consulting. The infrastructure can be based on contact or contactless technology, so our cards and readers can use either of these technologies. The cards can also include digital signature capability for electronic business transactions. Our software functions with chip card based password management and chip card based user-authentication. In this market, we typically offer solutions and project management to a customer, and not only card products.

     Government to Business

     Using chip card technology, electronic information can be securely accessed, and exchanged. The chip card can help build a network of trust, facilitating authentication, authorization and non-repudiation. Our customers in this market typically order complete solutions composed of some secure chip cards with digital signatures enabled, the associated readers in our “PC link” range for logical access control (connecting to computer serial ports, and other ports such as those complying with universal serial bus or Personal Computer Memory Card International Association specifications), and software in our

GemSafe line (GemSafe Libraries for user authentication, GemSafe Logon for password management, and GemSafe eSigner for card enabled digital signature).

     We provide server software that manages verification, time stamping and logging of all operations performed with digital signatures, as well as client software. These products enable trusted parties such as post offices, government agencies or major financial institutions to provide the security levels necessary to support secure, non-repudiable delivery of on-line documents and the completion of transactions.

     Government to Citizens

     In this market, programs include identification (including passports and driver’s licenses), healthcare services, citizens’ rights projects, freedom and privacy, and fraud prevention.

     Typical applications include:

•	Chip card based vehicle registration and driver’s license systems for government agencies allowing authorities to keep a closer track of vehicle ownership and driving records, and to verify fines and offenses.

•	Chip card systems for accurate identification of travelers at borders and other ports of entry into a country, enabling authorities to facilitate the entry of millions of foreign travelers or workers while helping to ensure compliance with national immigration regulations. With our Automated Border Clearance system, an electronic visa is stored on a microcontroller chip embedded in an immigration card, which interacts with a secure automated access control reader at a country’s ports of entry using contactless technology. In Singapore, for example, the Ministry of Home Affairs is using our Automated Border Clearance system to facilitate entry to cross-border workers from Malaysia.

•	Chip card based national identification programs that involve the issuance of chip cards by national governments to their residents. In the Sultanate of Oman, for example, we have signed an agreement to provide consultancy, project management and integration services, as well as software and chip cards for a broad-based national identification card program.

Health Care

     We provide systems integration services that allow health care and insurance providers to use our chip cards for on-site access to, and management of, medical and insurance information. We sell our health care products primarily in Europe, particularly in France, Germany, Belgium and Slovenia. Our health card systems help enable an automated and secure insurance claim system that allows the electronic transfer of claims from the point of care to insurance providers, generating significant administrative cost savings and reduced paperwork for health care providers and insurers.

GemVentures

     To further promote the use of chip card technology and applications across a broad range of markets, we have created GemVentures, a wholly owned venture capital company. GemVentures has invested in start-up and developing companies that create and market innovative technologies, applications and services in our core markets, such as wireless communications and computer security infrastructure and service providers. GemVentures leverages our management’s expertise in the chip card industry to provide target companies with strategic advice and support in the development of new chip card technologies, applications and services.

Customers

     We have a broad base of customers, including many of the largest wireless operators in each of the markets where we operate, as well as major banking and financial institutions around the world. Some principal customers in each of our major business lines include:

•	Telecommunications – China Mobile, China Telecom, China Unicom, France Telecom, MTS, Nextel, STC, Telemar, Telmex, Turkcell and Vodafone;

•	Financial Services – BNP Paribas, Société Générale, Banques Populaires, MBNA Europe, Lloyds TSB, Halifax, FDR, Personix Saint-Paul, Target Corporation, DSV, Raiffeisendrückerei, PPC Card and ICBC;

•	Loyalty and Retail – Banpol SA, Total Fina Elf, Royal Dutch/Shell Group, Compuworks ; and

•	Identity and Security – Argentina, Germany, France, Royal Oman Police, Singapore, for government to citizen and government to business programs.

     In 2002, our largest customer represented 7.5% of our total revenues, our five largest customers together represented 19.5% of our total revenues, our ten largest customers together represented approximately 28% and our fifteen largest customers together represented approximately 35% of our total revenues. No single customer accounted for more than 10% of our revenues in 2002.

Suppliers

     We rely on a number of different suppliers of materials and components to manufacture our products. The three basic components of our products are electronic chips, plastic cards and other materials used in the manufacturing process, such as lamination film and inks.

     We have restructured our chip-purchasing strategy by implementing balanced sourcing with three major suppliers (Atmel, Infineon and Philips) that we anticipate should be able to meet our requirements in terms of cost and volumes. Our main plastic supplier is Bayer, which produces several types of resins for injection-molding in Europe, Asia and the United States. We also have supply arrangements for specific types of plastic with BASF, Dupont, General Electric and several other plastic suppliers. We have diverse supply arrangements for our other materials, including lamination film, for each of which we have at least two supply sources.

Competition

     The chip card market is highly competitive. We face competition in all of our markets from chip card manufacturers, software developers, security providers and chip manufacturers. Moreover, our customers and companies with whom we currently have strategic relationships may become competitors in the future.

     Chip card manufacturers are currently our main source of competition in all of our markets. According to Gartner Dataquest, our overall share of the global chip card market was approximately 32% in terms of chip card units sold on a worldwide basis in 2002, followed by Schlumberger with 23.1%, Giesecke & Devrient with 14% Oberthur Card Systems with 7%, Orga Kartensysteme with 4% and Incard with 4%. The relative strengths and market shares of each of our competitors, however, vary in each of the chip card markets, depending on their core competencies and strategic alliances and partnerships. In 2002, we also experienced new entrants into the industry with low-cost operating models, especially in China, with aggressive pricing policies that could threaten our market share and profit margins in the future.

Telecommunications Markets

     Wireless Products and Services

     The market for wireless infrastructure products and services is characterized by intense competition and rapidly changing technology. Our main competitors in this market include Schlumberger, Giesecke & Devrient, Oberthur Card Systems and Orga Kartensysteme.

     Success in the market for wireless infrastructure products and services is determined by the ability to consistently provide products and software at attractive prices that enable our customers to provide premium value services to their clients. We believe that our extensive research and development activities allow us to be positioned as an innovator in SIM technology, and our global manufacturing capacity provides us with production volumes that enable us to offer competitive prices. Because wireless infrastructure providers work closely with wireless operators to design and implement customized SIM-based systems, the development of strong customer relationships and the joint creation of product development plans are also important elements in competing in this market.

     Because of the enhanced capabilities of microcontroller chip technology, we will also face new competition from operating system and software application developers. The development of open operating systems or platforms will lead to the creation of a new market for application development tools, in which software development providers create and market premium value applications, either as generic packages or customized software for specific customers. The enhanced capabilities of chip cards will create the potential for a variety of products and services that may attract a number of new competitors into software, services and infrastructure markets, including:

•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	silicon chip manufacturers, such as STMicroelectronics, Infineon, Philips and Atmel; and

•	wireless infrastructure software providers, such as Sonera SmarTrust.

     Phonecards

     Public telephony is a mature market, and is highly competitive. Our presence in this market since its origins in the late 1980s has allowed us to become a leading provider of phonecards on a worldwide basis. According to Eurosmart, approximately 950 million phonecards were sold worldwide in 2002. Our main competitor in this market is Schlumberger, followed by other chip card manufacturers such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices, as well as the capability of meeting changing customer demands, such as increased requirements, in the short term are key competitive factors in this market. We believe that our global manufacturing capacity has enabled us to meet our customers’ requirements in the past, which has allowed us to develop strong ties with the public telephony industry.

Financial Services and Security Markets

     Financial Services

     The financial services market is currently fragmented and subject to intense competition. Many of the companies that provide chip card products and services to banks also manufacture plastic bank cards with magnetic stripes. Our competitors include Giesecke & Devrient, Oberthur Card Systems and Schlumberger. The financial chip card market is currently focused in Europe, where competitors such as Oberthur Card Systems have a strong presence in the banking industry. The financial chip card market in the United States is beginning to emerge due to the deployment of multi-application cards, and we believe that Oberthur Card Systems will be among our competitors in this market. We expect that our worldwide presence in the financial chip card market may allow us to take a prominent position in the migration to chip cards in the global financial services industry.

     Identity and Security

     The market for identification and security products is currently in its development stage. There are a number of contracts for government identification and security chip card based systems that are currently being offered through public tender procedures. We and our competitors compete in these tenders in association with major system integrators to provide the chip card products used in these systems.

Marketing

     We use a direct sales force to market and sell our products and services. In addition, we use some local distributors in certain markets.

     Strategic relationships are an important part of our overall marketing strategy, in addition to sales through our other channels. Through our Gemplus Partners Program we facilitate new product development, collaborative marketing initiatives and joint sales efforts with a select group of value added resellers, systems integrators, consultants and developers.

Intellectual Property

     We seek to take appropriate and reasonable measures under the intellectual property laws of applicable jurisdictions to protect our rights to our chip card technology. Performance in the chip card industry can depend, among other factors, on patent protection. Our policy is to regularly identify patentable subject matter developed within our company and to systematically seek to acquire patent rights upon such technologies. Many of our current patents expire between 2008 and 2021. We mainly develop and patent technology in the fields of card body manufacturing, chip operating software, card readers, chip design and cryptographic processes. We seek to obtain a reasonably broad territorial protection for our patented technologies. We usually file initial patent applications in France, and subsequently extend such protection to European countries, the United States, Canada and Japan, as well as China and other foreign countries depending on the relevant circumstances. We also hold co-ownership rights in patents developed through joint venture companies established with our business partners. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.

     We have entered into non-exclusive licenses from third parties for technologies relevant to our business, such as from Sun Microsystems with respect to Java Card technology, from IBM with respect to IBM mask data for certain chip cards operating systems, and from Bull CP8 with respect to Bull mask data for banking chip cards. See “Item 3. Key Information—Risk Factors.” We include third party technology in our products, and our business would be harmed if we were not able to continue using this third party technology.

     Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our property is difficult, and while we are sometimes able to determine and reduce the extent to which misappropriation of our intellectual property rights exists, such infringement can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of countries like France and the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property rights.

     Due to the importance of proprietary technology in the chip card industry, our business involves a substantial risk of overlap with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty bearing licensing agreements.

Regulation

     Although our chip card products and services are not directly subject to any regulations, our security enabling technology could be affected by laws and regulations imposing controls on the development and transfer of encryption technology, while our manufacturing and personalization activities could be subject to environmental laws and regulations.

Encryption Technology Controls

     Our security products and services rely on the ability of our chip cards to perform cryptographic functions, such as the encryption and decryption of information sent by chip card users over the Internet. The domestic use and transfer, and the export of systems and equipment, with encryption capabilities, including hardware, software, modules and cards, have been subject recently to national regulation and international controls. As a result, the domestic use and transfer and the export of cryptographic products are subject in many countries to strict controls and governmental scrutiny, often requiring the user or transferor to obtain special licenses.

     In the effort to reduce delays arising from the above restrictions in the development and delivery of our chip card based security technology, in 2001, we created a centralized organization within our company to coordinate all of our operations that involve the transfer of our cryptographic-enabled products and services and ensure compliance with all relevant laws and regulations.

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

     To avoid incurring liability under applicable environmental, health and safety laws and regulations, we have adopted global environment, health and safety guidelines for the layout, construction and operation of our facilities. These guidelines have been defined to comply with current laws and regulations and are to be completed or modified by our local environment, health and safety officers to ensure compliance with all applicable local laws and regulations. If there are no local environmental, health and safety laws or regulations, or if our guidelines contain environmental, health and safety rules that are stricter than local laws or regulations, our guidelines will be generally applied in those localities.

Geographic Organization

     We are a global company, with headquarters located in Luxembourg. Our largest operating subsidiary is located in France, and we have operations and facilities located throughout Europe, North America, South America and Asia. We have organized our global operations into three world regions:

•	EMEA, which consists of Europe, the Middle East and Africa;

•	Americas, which consists of North, Central and South America and the Caribbean; and

•	Asia, which consists of three sub regions: PACAS (composed of South Asia and the Pacific; Japan and Korea; and Greater China (composed of China, Hong Kong and Taiwan).

     Our manufacturing and research and development activities are organized on a global basis, while our sales and marketing activities are organized on a regional basis. As of December 31, 2002, we operated 46 sales offices in over 33 countries, 17 personalization centers and 17 manufacturing centers in 14 countries worldwide and 4 research and development centers in 3 countries. We own most of our properties. We have implemented several restructuring plans including staff reductions and rationalization of office facilities on a worldwide basis. See “Item 6. Directors, Senior Management and Employees—Employees.”

Organizational Structure

     Our company is the sole parent company of its group with approximately 70 direct and indirect subsidiaries located throughout the world. The following table sets forth our significant direct and indirect subsidiaries as of December 31, 2002:

Name of Company	Percentage Owned

Gemplus SA, a French corporation	98.1	%(1)
Gemplus GmbH, a German corporation	100.0	%(2)
Gemplus Limited, a British corporation	100.0	%(2)
Gemplus Electronics SA, a French corporation	100.0	%(2)
Gemplus Technologies Asia Limited, a Singapore corporation	100.0	%(2)
Gemplus Electronics Asia Limited, a Singapore corporation	100.0	%(2)
Tianjin Gemplus Smart Card Company Limited, a Chinese corporation	51.0	%(2)
Gemplus Tianjin New Technologies Company Limited, a Chinese corporation	100.0	%(2)
Gemplus Corp., a Delaware corporation	100.0	%(2)
Gemplus Card International de Mexico SA de C.V., a Mexican corporation	100.0	%(2)

Name of Company	Percentage Owned

Gemplus Finance SA, a Luxembourg corporation	100.0%
Gemplus Pologne S.P.Z.o.o., a Polish corporation	100.0%
Zenzus Holdings Ltd., a Gibraltar corporation	100.0%

(1)	The remaining shares are mainly held by our employees pursuant to the exercise of stock options, who may contribute to our company the shares of Gemplus SA received upon exercise of these options in exchange for shares of our company. For accounting purposes, these shares are already assumed to be a component of the company’s shareholder’s equity.

(2)	A subsidiary of Gemplus SA.

Property, Plants and Equipment

     Our manufacturing operations are organized on a global basis with a view to achieving timely and cost-efficient production and delivery of our products in each of our world regions. We have developed a high degree of sophistication in the manufacturing of chip cards. Our expertise in chip card manufacturing includes:

•	Chip Design: we work with our main suppliers to design chips that meet our customer’s requirements, including chip geometry, speed and circuit and architecture design. We have dedicated a part of our research and development activities to the conception of chip designs, which we seek to protect with the relevant industrial property authorities.

•	Micro-electronics: we receive memory and microcontroller chips from our suppliers in wafer form. In clean rooms that have a high level of dust filtration, we proceed to assemble our chip micromodules, each of which consists of a chip and a printed circuit board, using microelectronic technologies.

•	Embedding: the printed card body is prepared for the assembled chip micromodule, which is then embedded onto the card body using various techniques.

     Our chip cards are subject to in-process visual inspections designed to ensure that each card meets the customer’s physical specifications. We perform a series of electric tests on our micromodules prior to embedding them onto the card body designed for electrical functionality of our chip cards. We also perform a final visual inspection of our chip cards to ensure quality control and compliance with our chip card specifications.

     As of December 31, 2002, we operated 17 card manufacturing centers, located in 14 countries throughout the world with a global annual production capacity of 1.3 billion cards. Our main chip card manufacturing centers are currently located in France, Germany, Poland, China, Singapore, Mexico and the United States. All of these centers have microcontroller and memory card manufacturing capabilities. Our main plastic card manufacturing centers are located in China, Germany, Singapore, the United Kingdom and the United States.

     We constantly seek to enhance the efficiency of our global manufacturing operations in order to increase production capacity, to reduce production and delivery time and to lower operational costs through upgrades in our chip card manufacturing technology, by outsourcing non-critical manufacturing processes and constructing new manufacturing capacity in lower-cost regions. To further these goals, in the second quarter of 2001, we implemented a plan to restructure our manufacturing operations. This restructuring included the closure of a factory in Seebach, Germany and a reallocation of our production requirements among our manufacturing and other facilities around the world. In February 2002, we announced a further restructuring program to rationalize our production and sourcing strategy. In addition, in December 2002, we announced a further plan to restructure our operations worldwide, affecting all organizations within our company, including the manufacturing organization. See “Item 6. Directors, Senior Management and Employees—Employees.”

     We own or lease 17 manufacturing facilities around the world. Except as noted for in “Item 5. Operating and Financial Review and Prospects” regarding the La Ciotat facility, there are no material encumbrances on these assets.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

     The financial information included in the discussion below for the three years prior to December 31, 2002, is derived from the audited consolidated financial statements included in this Annual Report. You should read the following discussion together with the audited consolidated financial statements and related notes. Our audited consolidated financial statements have been prepared in accordance with IAS, which differs from U.S. GAAP. Note 32 to our audited consolidated financial statements describes the principal differences between IAS and U.S. GAAP as they relate to our company, and reconcile our net income and shareholders’ equity to U.S. GAAP.

     The year 2002 was a difficult one, as we generated lower revenues than in 2001 and increased net loss. However, 2002 was also a transition year for our company, as we implemented a strategy designed to restore profitable growth. We have taken considerable steps to adapt our company to the current market conditions, and our results show that we may have made some progress on the path to restoring profitability. Given the continuing price pressure, our 2002 results also reflect our need to further significantly reduce costs.

     Our revenues decreased 23%, from €1,023 million in 2001 to €787.4 million in 2002. Operational performance was affected by weak sales in our financial services and security segment and continuous pricing pressure in the telecommunications segment, particularly in the wireless segment in Asia. This unfavorable trend was partly offset by encouraging growth in software and services, primarily in the telecommunications segment.

     Our operating income declined, as we recorded an operating loss of €231.8 million in 2002 as compared to an operating loss of €180.8 million in 2001. Both operational and non-recurring factors impacted our operating loss in 2002. The principal non-recurring factor was the €90 million restructuring charge associated with the implementation of our first and second restructuring programs. Implementation of the third restructuring program is currently underway.

     The factors affecting our operating income were primarily:

•	continuous pricing pressure on our products used in wireless communications;

•	weak sales in the financial services and security segment; and

•	unfavorable currency fluctuations.

     These three unfavorable operational factors were partly offset by higher wireless cards shipments, lower purchase prices for wireless microcontroller chips and significant reduction in our operating expenses following the implementation of our restructuring programs.

     Our financial position remained strong in 2002. Excluding non-recurring items, which included the use of cash to finance our restructuring programs, we reduced cash outflows during 2002. Our capital expenditures were limited to approximately one-third of the 2001 level, mainly driven by limited expenditure on facility expansion. Cash and cash equivalents were €417.2 million at December 31, 2002, as compared to €490.7 million at December 31, 2001.

Factors Affecting Revenues

     Most of our historical revenues have been earned from sales of our products, which are typically invoiced to customers on the basis of the number of cards supplied. We generally record revenues from our product sales when we transfer title and risk of loss to the customer. We have begun to provide systems design and integration services, for which we recognize revenues as the services are completed.

     Our sales of wireless products continue to represent a large percentage of our sales. Our prices for our most sophisticated wireless identification modules are higher than our prices for our earlier generation wireless identification modules. When we introduce a new card, it can initially have the effect of decreasing our average prices, because our prices decline for our earlier generation cards before our sales volumes migrate to the new cards.

     In our financial services and security segment, which includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe (“conventional”) cards for banking applications, our sales declined in 2002, resulting mainly from the fact that 2001 included significant revenues in the banking and retail sectors that did not recur in 2002. Our revenues in this segment can vary over the life of our contracts to design, develop and implement chip card based systems. We typically record a larger share of our revenues early in the life of a contract, when we receive progress and completion revenues for the implementation of a system, and card sale revenues to supply the initial needs of a customer. As a contract matures, our revenues consist to a greater extent of sales of cards as new cardholders join the system and replace cards that expire or are lost. We also provide ongoing services such as technical support, which we bill separately.

Factors Affecting Operating Income

     Our operating income is affected by a number of factors. Until 2001, the most significant factor in recent years has been our product mix, as our wireless products and services generated margins that were higher than many of our other products and services, particularly our magnetic stripe bank cards. Historically, as our sales of wireless products and services have grown, our gross margin and operating margin have also grown. Starting in 2001, however, the overall market decline led us to reduce our prices on wireless communications products, which reduced our gross margin. While margins are still higher in our telecommunications segment than in other segments, the difference has become smaller.

     Our cost of sales consists principally of the cost of our microcontroller chips, the plastic that is used in our cards, tools and equipment used to manufacture and personalize our chip cards and personnel related to manufacturing, supply, logistics and management of production. Our margins are significantly impacted by the extent to which we are able to match our inventory and production capacity with demand for our products. Our operating income is also affected by our selling and marketing, research and development and administrative expenses, all of which are typically a function of planning that is based on projected capacity needs and business demand.

     When we initiate a major card program or open a new manufacturing facility, we typically incur costs in connection with the establishment of the program or the facility, including the cost of manufacturing tools and equipment and personnel who are trained to implement the program or hired to operate the new facility. Depending on when the start up phase occurs in relation to our accounting periods, we may incur significant startup costs in a period before we earn substantial revenues. When this happens, our operating income is negatively affected during the startup period. In contrast, once the program begins to generate revenues or the new manufacturing facility begins to run, our operating income typically increases.

Impact of Exchange Rates

     We report our financial statements in euros. Because we earn a significant portion of revenues in countries where the euro is not the local currency, results of operations can be significantly impacted by exchange rate movements between the euro and other currencies, primarily the Chinese renminbi, the U.S. dollar, the Singapore dollar and the British pound. In 2002, we earned 12% of our revenues in China, 10% in the United States, 10% in Asia outside China, and 6% in the United Kingdom. A substantial portion of sales to the rest of Asia, other than China, is denominated in Singapore dollars and in U.S. dollars.

     The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese renminbi, the U.S. dollar and the Singapore dollar since January 1, 2000, calculated based on daily indicative fixing publicly supplied by European Central Bank (“ECB”) and indicative quotations supplied on Internet sites of bank counterparties for currencies ECB does not establish fixing on.

	December 31,

	2002	2001	2000

	(in euros per unit of foreign currency)
British Pound	1.58881	1.60836	1.64133
Chinese Renminbi	0.12787	0.13502	0.13116
US Dollar	1.05419	1.11735	1.08742
Singapore Dollar	0.59074	0.62351	0.62903

Reporting segments

     As of January 1, 2002, we elected to change the reporting of our business segments. All the activities formerly reported as part of our network systems segment and our other operating segment have been transferred to our financial services and security segment, except the access control systems activities of our former subsidiary SkiData and the electronic smart labels solutions activities of our former Tag subsidiary, which have been reported separately under “Disposed Operations”, as they were sold during the third quarter of 2001. Consequently, the financial services and security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications as well as magnetic stripe cards for banking applications. Our activities in this segment also include the sales of smart card readers to our customers as well as smart card interfacing technologies to device manufacturers. There is no change with respect to the telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products. This change in business segment reporting is consistent with the changes in our financial reporting structure incorporated in our management reporting.

Recent Developments

     In addition to the restructuring programs that were put into place in 2001 and in February 2002, we announced in December 2002 a third restructuring and rationalization program. This new program needed to be implemented in response to further market deterioration and price erosion beyond what was anticipated. It involves the termination of about 1,100 employees around the world (including 500 in France) and the rationalization of production sites of office facilities and a worldwide basis. This program is expected to deliver savings in the range of €100 million, the full benefit of which is expected to be seen in 2004. We believe that we will be able to achieve the costs savings objectives associated with this restructuring program. However, our ability to reach this objective will depend on a number of factors, including the actual expenses that we incur as the program is fully implemented and the impact of market conditions.

     We have filed press releases that include our announcement of our results of operations for the first quarter of 2003. See “Item 10. Additional Information—Documents on Display” for instructions on how to obtain copies of our Forms 6-K filed with the U.S. Securities and Exchange Commission. Our Form 6-K’s are not incorporated by reference into this Annual Report.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net Sales

     Net sales for the year ended December 31, 2002 amounted to €787.4 million, a 23% decrease compared with net sales of €1,023 million for the year ended December 31, 2001. After adjusting for currency fluctuations and discontinued operations, net sales decreased by 17%.

     The following table shows the breakdown of our net sales in 2002 and 2001 by market segment:

Years ended December 31	2002	2001	% change

	(in millions of euros)
Telecommunications	544.5	681.9	(20%)
Financial Services and Security	242.9	296.8	(18%)
Disposed Operations (*)	—	44.3	—
Total	787.4	1,023.0	(23%)

(*) including SkiData and Tag activities, which divestitures occurred during the third quarter of 2001.

     Net sales in our telecommunications segment declined 20%, from €681.9 million in 2001 to €544.5 million in 2002. After adjusting for currency fluctuations, net sales in this segment decreased by 17%. This decrease was primarily due to a 19% decline in sales of wireless products, from €491.7 million in 2001 to €400.6 million in 2002, resulting mainly from a continuous pricing pressure in this activity. While there was a shift to high-end wireless products in 2002 and stronger demand for wireless products, including software and services, this impact was not sufficient to overcome the pricing pressure. Other cards sales decreased significantly in 2002 compared to 2001, mainly driven by lower demand for phonecard products and stronger price pressure. Excluding SkiData and Tag activities, the telecommunications segment represented 69% of our revenue in 2002, as compared to 70% in 2001.

     Net sales in our financial services and security segment declined 18%, from €296.8 million in 2001 to €242.9 million in 2002 (excluding SkiData and Tag activities). After adjusting for currency fluctuations, net sales in this segment decreased by 16%. The decline in our financial services and security segment resulted mainly from a significant decline in revenues from the banking and retail sectors in the United States compared to 2001. The financial services and security segment represented 31% of our revenue in 2002, as compared to 30% in 2001, excluding SkiData and Tag activities.

     The following table breaks down our net sales among our three regions:

Years ended December 31	2002	2001	% change

	(in millions of euros)
Europe, Middle-East and Africa	416.2	474.0	(12%)
Asia	199.5	273.1	(27%)
Americas	171.7	231.6	(26%)
Disposed Operations (*)	—	44.3	—
Total	787.4	1,023.0	(23%)

(*) including SkiData and Tag activities, which divestitures occurred during the third quarter of 2001.

     The decline in net sales in the Europe, Middle-East and Africa region, which represented 53% of our revenue in 2002, was primarily due to the poor performance of the wireless segment which was partly offset by an increase of the sales in the banking sector. In Asia, lower sales reflected a deterioration of pricing conditions in the wireless segment. In Americas, we experienced a significant decrease in our financial services chip cards sales to United States banks and retailers.

Gross profit

     Gross profit decreased by 35%, from €307.5 million in 2001 to €199.7 million in 2002 (the decrease was 31%, excluding disposed operations). Our gross margin decreased from 30.1% in 2001 to 25.4% in 2002. This decrease was mainly due to pricing pressure in the telecommunications segment. In addition, in 2001, our gross profit was impacted by a €10.6 million one-time favorable adjustment resulting from the partial reversal of a provision for a patent claim that was settled in 2001. However, the decline in our gross profit was partially offset by a better regional and product mix, the depletion of expensive microcontroller chip inventories purchased during prior periods, as well as higher sales volumes and productivity gains.

     The following table breaks down our gross profit and gross margin by segment.

	2002		2001

					% change
	(millions		(millions		in gross
Years ended December 31	of euros)	(% of sales)	of euros)	(% of sales)	profit

Telecommunications	154.5	28.4%	228.8	33.6%	(32%)
Financial Services and Security	45.2	18.6%	62.6	21.1%	(28%)
Disposed Operations (*)	—	—	16.1	36.3%	—
Total	199.7	25.4%	307.5	30.1%	(35%)

(*) including SkiData and Tag activities, which divestitures occurred during the third quarter of 2001.

     The gross margin of our telecommunications segment decreased from 33.6% in 2001 to 28.4% in 2002. This decrease resulted primarily from the strong price pressure in the wireless segment. This decrease was only partially offset by lower purchase prices for wireless microcontroller chips, and higher sales volumes in the wireless segment, including in related software and services which generate higher margins. In addition, in 2001, our gross margin was favorably impacted by the one-time royalty expense adjustment described above.

     The decrease in our financial services and security segment gross margin, from 21.1% in 2001 to 18.6% in 2002, resulted primarily from lower sales volumes, lower prices, unfavorable product mix and customer mix for smart card products. The lower purchase prices for microcontroller chips only partially offset this decrease.

Operating income (loss)

     We recorded an operating loss of €231.8 million in 2002 compared to an operating loss of €180.8 million in 2001. The 2002 operating loss resulted from declining sales, declining gross margins in both our segments and higher restructuring expenses. Restructuring expenses in 2002 amounted to €90 million compared to €28.5 million in 2001. This increase was partly offset by a significant decrease of our operating expenses which represented €294.4 million in 2002 compared to €388.8 million in 2001 (excluding goodwill amortization expense in 2002 and 2001 and two one-time items incurred in 2001: the management severance expenses amounting to €25.7 million, and the litigation expenses amounting to €18.1 million). The operating expenses decrease reflected the effect of the restructuring plans announced in 2001 and in 2002 combined with other cost saving programs.

     For the year as a whole, research and development expenses decreased by 18%, from €112.9 million in 2001 to €92.2 million in 2002, while general and administrative expenses decreased by 19%, from €110.7 million in 2001 to €89.9 million in 2002. Selling and marketing expenses fell more aggressively by 32% from €165.3 million in 2001 to €112.2 million in 2002.

     Goodwill amortization amounted to €47.1 million in 2002, as compared to €27.2 million in 2001. In 2002, goodwill amortization included a goodwill write-down of €22.1 million following an impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare SA (“SLP”) in October 2000 and was due to significantly declining sales of SLP software. (See Note 8 to our consolidated financial statements). Goodwill amortization recorded in 2001 included a one-time €1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard’s decision to cease its operations.

Restructuring expenses

     The deteriorating economic conditions and the continuation of the turmoil in the telecommunications industry led us to announce a second restructuring plan in February 2002 and a third plan in December 2002. As in 2001, we responded to the rapidly changing environment by implementing a program to control costs and restructure our activities. The program involved a reduction of our workforce and the rationalization of office operations on a worldwide basis. In 2002 we recorded a restructuring charge of €90 million, of which €80.8 million were related to our second restructuring plan. The goal of the program was to achieve €100 million in annualized cost savings, an objective that we continue to maintain. Our ability to reach this objective will depend on a number of factors, including the actual expenses that we incur as the program is fully implemented and the impact of market conditions.

     Despite progress on cost saving efforts initiated in 2001 and 2002, a third restructuring program needed to be implemented in response to further market deterioration and price erosion beyond what could have previously been anticipated. This program was announced in December 2002, and will impact most parts of the company. This program is expected to deliver annual savings in the range of €100 million, the full benefit of which is expected to be seen in the second half of 2004. The restructuring charge of €90 million recorded in 2002 included an amount of €7.7 million relating to this plan.

Net financial income and expense

     We recorded net financial expense of €51.1 million in 2002 compared to €20.7 million net income in 2001. Net financial expense and income were impacted by the following specific factors:

•	Provision for a loan to the former Chairman of the board. In 2000, one of our indirect subsidiaries granted a loan to Dr. Lassus, our former Chairman of the board. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Mr. Lassus ceased his office as Chairman of our board of directors and resigned from all other positions that he held with our company and any of its affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of its affiliates. Effective June 30, 2002, we recorded in financial expense a €67.6 million non-cash charge to cover the risk of possible non-reimbursement of the loan. Our company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings (see Note 9 to our consolidated financial statements).

•	Interest receivable on loans to senior management. Net financial expense incurred in 2001 included €4.9 million of interest income on the loans granted in 2000 by one of our indirect subsidiaries to Mr. Antonio Perez, our former Chief Executive Officer, and to Dr. Lassus. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to our Consolidated Statement of Income. Net interest accrued in 2002 on the loan granted to Dr. Lassus was €1.7 million corresponding to interest accrued in the first half of 2002.

•	Amortized cost of an advance made to a trade supplier. Net interest income incurred in 2001 included a €2.0 million interest expense following the measurement at amortized cost of an advance made to a trade supplier, as compared to €1.9 million of interest income following such measurement in 2002 (see Note 6 to our consolidated financial statements).

     Excluding these specific items, net financial income reported in 2002 amounted to €12.9 million, as compared to net financial income of €17.8 million in 2001, reflecting primarily the decrease in our cash balances and the decrease in the market interest rate.

Other income and expense, net

     We recorded net other expense of €28.9 million in 2002 compared to a net other income of €45.7 million in 2001. In 2001, net other income primarily included a one-time €68.3 million gain generated from the divestiture of our SkiData and Tag activities, which was only partially offset by foreign exchange losses and minority interests. Net other expense in 2002 was primarily attributable to foreign exchange losses (€15.1 million), losses on investments (€6.4 million) and minority interests (€4.3 million).

Income tax

     We recorded an income tax expense of €9.1 million in 2002. This tax expense reflected the fact that we did not recognize additional deferred income taxes on the losses incurred in France in 2002, and that a provision for tax risks amounting to €5.9 million had been recorded following a tax audit in France. In 2001, we recorded an income tax credit of €14.2 million, reflecting an effective tax rate of 16.3%. In 2001, our effective tax rate was impacted by the management severance expenses which created losses in certain countries with low effective tax rates and by the one-time €68.3 million gain from the SkiData and Tag divestitures.

Net loss

     We recorded a net loss of €320.9 million in 2002, or €0.53 per share, as compared to a net loss of €100.2 million in 2001, or €0.16 per share. Net loss recorded in 2002 primarily reflected the €90 million restructuring charge, the €67.6 million non-cash write-down of a loan granted in 2000 to one of our directors and the decline in our gross margin, which were, however, significantly offset by the reduction of our operating expenses as a result of our restructuring program. Net loss recorded in 2001 primarily reflected the decrease of our operating income, the €28.5 million restructuring expense and the €18.1 million one-time charge for the Humetrix lawsuit, which were partially offset by the impact of the €68.3 million one-time gains from our SkiData and Tag divestitures.

Year ended December 31, 2001 compared to year ended December 31, 2000

Net Sales

     Net sales for the year ended December 31, 2001 amounted to €1,023 million, a 15% decrease compared with net sales of €1,204.6 million for the year ended December 31, 2000. Excluding SkiData and Tag activities, net sales decreased 12%, from €1,117 million in 2000 to €978.7 million in 2001.

     The following table shows the breakdown of our net sales in 2001 and 2000 by market segment:

Years ended December 31	2001	2000	% change

	(millions of euros)
Telecommunications	681.9	883.7	(23%)

Network systems
Continuing businesses	188.7	115.3	64%
SkiData	40.6	81.1	(50%)
Total	229.3	196.4	17%

Other
Continuing businesses	108.1	118.0	(8%)
Tag	3.7	6.5	(43%)
Total	111.8	124.5	(10%)

Total	1,023.0	1,204.6	(15%)

     Net sales in our telecommunications segment declined 23%, from €883.7 million in 2000 to €681.9 million in 2001, primarily due to a 30% decline in sales of wireless products, from €698.5 million in 2000 to €491.7 million in 2001, including sales of our next generation network products for €9.5 million and €32 million, in 2000 and 2001, respectively. The decrease in net sales in 2001 resulted primarily from the decrease in wireless product sales and declining sales prices, both of which were the result of a dramatic drop in mobile telephone sales and high levels of SIM card inventories accumulated by mobile telecommunications operators in 2000. While there was a shift to high-end wireless products in 2001, the impact was not sufficient to overcome the overall condition of the market. Phone card sales remained stable in 2001 compared to 2000, although we experienced a shift between regions, as growth in Latin America offset weaker demand in Asia. Excluding SkiData and Tag activities, the telecommunications segment represented 70% of our revenues in 2001 as compared to 79% in 2000.

     Net sales in our network systems segment grew by 17%, from €196.4 million in 2000 to €229.3 million in 2001, or by 64% excluding sales from SkiData. Growth in our network systems segment resulted mainly from a significant increase in sales of chip cards to the banking sector in the United States and Germany and to retailers in the United States. As a result of strong sales in our network systems segment and decreased sales in our telecommunications segment, our network systems segment generated 19% of our revenues in 2001, as compared to 10% in 2000, in each case excluding SkiData and Tag activities.

     Net sales in our other segment decreased by 10% in 2001 compared to 2000, reflecting weaker demand for magnetic stripe cards and a shift in our pay-television chip card activities, where in 2001 we embedded chips in cards that were consigned to us by some of our customers, rather than producing and selling the cards to them. Net sales in this segment represented 11% of our revenues in 2001, as compared to 10% in 2000, in each case excluding sales from our Tag and SkiData units.

     Our revenue decline was most pronounced in Europe and Asia, where the dominant mobile telephone systems incorporate our SIM card technology to a much greater degree than in the Americas. Our sales increased in the Americas in 2001 due to the network systems segment. The following table breaks down our net sales among our three regions:

Years ended December 31	2001	2000	% change

	(millions of euros)
Europe, Middle East and Africa	518.3	701.3	(26%)
Asia	273.1	317.9	(14%)
Americas	231.6	185.4	25%
Total	1,023.0	1,204.6	(15%)

     The decline in net sales in the Europe, Middle East and Africa region, which represented 51% of our revenues in 2001, resulted primarily from the slowdown in the wireless industry and the sale of SkiData, which were only partially offset by growth in financial services smart card sales in Central and Eastern Europe. In Asia, decreased sales primarily reflected a decline in wireless product sales and a deterioration of pricing conditions throughout the region, as Asian wireless network operators, particularly those in China, reduced their SIM card inventories to better match lower demand for wireless products. An increase in sales in the network systems segment in Asia partially offset decreased sales in our telecommunications segment. The increase in net sales in the Americas region resulted primarily from the significant growth in our financial services chip card sales to U.S. banks and retailers and from increased sales of phone cards in Latin America.

Gross profit

     Gross profit decreased 32%, from €453.9 million in 2000 to €307.5 million in 2001. Our gross margin decreased from 37.7% in 2000 to 30.1% in 2001, resulting both from declining gross margins in our telecommunications segment and the shift in our business mix between our telecommunications and network systems segments. Because network systems gross margins remain lower than gross margins of wireless products and services, decreased sales in our telecommunications segment adversely affected our gross margins. Excluding a one-time favorable adjustment of a €10.6 million royalty expense resulting from the partial reversal of a provision for a patent claim that was settled in 2001, our gross margin would have been 29% in 2001.

     The following table breaks down our gross profit and gross margin by segment.

Years ended December 31	2001		2000

					% change
	(millions of	(% of	(millions of	(% of	in gross
	euros)	sales)	euros)	sales)	profit

Telecommunications	228.8	33.6%	378.9	42.9%	(40%)

Network systems
Continuing businesses	50.5	26.7%	31.5	27.3%	60%
SkiData	16.6	40.9%	30.5	37.6%	(45%)

Total	67.1	29.3%	62.0	31.6%	8%
Other
Continuing businesses	12.2	11.3%	12.2	10.3%	0%
Tag	(0.6)	n.s.	0.8	12.3%	n.s.

Total	11.6	10.4%	13.0	10.4%	(11%)
Total	307.5	30.1%	453.9	37.7%	(32%)

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

     The decrease in our network systems gross margin, from 31.6% in 2000 to 29.3% in 2001, resulted primarily from the disposal of our SkiData activities, where we typically generated higher margins. Excluding SkiData, the gross margin of the network systems segment remained stable, representing 26.7% in 2001, as compared to 27.3% in 2000.

     In our other activities segment, gross margins remained essentially stable from 2000 to 2001.

Operating income (loss)

     We recorded an operating loss of €180.8 million in 2001 compared to operating income of €116.2 million in 2000. Before goodwill amortization, the operating loss amounted to €153.6 million in 2001 compared to operating income of €127.4 million in 2000. The 2001 operating loss resulted from declining gross margins in our telecommunications segment and from several non-recurring charges, described below, which were only partially offset by the €10.6 million one-time royalty expense adjustment described above. Excluding these one-time factors, our operating loss was €119.1 million in 2001. Our operating income in 2000 benefited from a one-time recognition of a €12.5 million credit corresponding to French research tax credits from previous years.

     Our operating loss resulted from a combination of our lower sales and gross margins, as well as the expansion of our operating structure during the second half of 2000 in anticipation of continued growth. The costs associated with our operating structure were reduced in the second half of 2001 after we began to implement our restructuring plan. For the year as a whole, research and development expenses grew by 24%, from €90.8 million in 2000 (excluding the impact of the research tax credit) to €112.9 million in 2001, while general and administrative expenses increased by 23%, from €89.7 million in 2000 to €110.7 million in 2001 excluding one-time charges described below. Selling and marketing expenses also grew, but more modestly on a percentage basis.

     Our operating loss reflected the impact of three non-recurring factors. First, we implemented a major restructuring program in 2001. Second, we incurred costs in connection with a change in our management at the end of 2001. Third, we recorded costs in connection with the loss of a significant litigation matter. We also recorded a €10.6 million one-time favorable royalty expense adjustment, which only partially offset these three unfavorable factors, impacting our gross margin, as described above.

     Goodwill amortization amounted to €27.2 million in 2001, compared to €11.2 million in 2000, as a result of acquisitions in 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare SA, which were completed during the last quarter of 2000. In addition, goodwill amortization recorded in 2001 included a one-time €1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard’s decision to cease its operations.

Restructuring expenses

     In 2001, we responded to the rapidly changing telecommunications market by implementing a program to control costs and restructure our activities. The program, announced on May 2, 2001, involved the closure of a manufacturing facility, the downsizing of a research and development facility, a reduction of our workforce following the combination of our financial services and Internet security activities, and the rationalization of office operations on a worldwide basis. We recorded a restructuring charge of €28.5 million in the second quarter of 2001 as a result of the restructuring plan. The goal of the program was to achieve €40 million in annualized cost savings, an objective that we completed during 2002.

Management severance expenses

     On December 19, 2001, we announced changes in our management, as our Chief Executive Officer, Mr. Antonio Perez, and our Chairman of the board, Dr. Marc Lassus, ceased their functions as Chief Executive Officer and Chairman of the board, respectively, and new members of management were appointed. In connection with these changes, we recorded a €25.7 million charge in the fourth quarter of 2001. The charge reflected several factors. First, we recorded a charge of €6.8 million in connection with the cancellation of a portion of certain loans made to Mr. Perez by one of our indirect subsidiaries, Zenzus Holdings Ltd., to permit Mr. Perez to exercise stock options and pay taxes relating to his receipt of a grant of free shares in 2000. The charge reflects the difference between the loan balance at the time Mr. Perez resigned and the fair market value of the shares that Mr. Perez transferred to the indirect subsidiary of our company. Those shares were transferred to the indirect finance subsidiary pursuant to two agreements, the first signed in October and the second at the time of Mr. Perez’s resignation in December. Second, we recorded a charge of €6.5 million in respect of a payment to Mr. Perez to compensate for the tax consequences of the loan forgiveness. Third, we recorded a €1.2 million charge with respect to a severance payment due to Mr. Perez. Fourth, we recorded a charge of €11.2 million with respect to Dr. Lassus, representing the fulfillment of an agreement signed in 2000 that required us to make such payment upon the replacement of Dr. Lassus as our Chairman of the board.

     There was no accruals in 2002 for management severance expenses relating to Messrs. Perez and Lassus.

Litigation Expense

     In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a district court judgment against us in favor of Humetrix Inc. based on a claim by Humetrix that we had breached an agreement to jointly market several products in the U.S. health care sector. The judgment was in the amount of US $15 million plus interest. Our petition seeking a rehearing was denied in November 2001. As a result of this decision, we recorded a charge of €18.1 million in 2001. No further action is possible with respect to this litigation.

Net financial income and expense

     We recorded net financial income of €20.7 million in 2001 compared to €12.6 million in 2000. The increase reflected principally interest earned on the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital contributions from the exercise of warrants and stock options by our shareholders and employees, as well as substantial equity investments by the Texas Pacific Group in February and May 2000.

Other income and expense, net

     We recorded net other income of €45.7 million in 2001 compared to net other expense of €28 thousand in 2000. This increase resulted primarily from a one-time €68.3 million gain generated from our SkiData and Tag divestitures, which was only partially offset by foreign exchange losses and minority interests. Net other expense in 2000 was primarily attributable to minority interests and gains on investments.

Income tax

     We recorded an income tax credit of €14.2 million in 2001, reflecting an effective tax rate of 16.3%. In 2000, we recorded an income tax expense of €29.6 million, which reflected an effective tax rate of 21.2%. Our effective tax rate in 2001 declined mainly due to the management severance expenses which created losses in certain countries with low effective tax rates.

Net income (loss)

     We recorded a net loss of €100.2 million in 2001, or €0.16 per share, as compared to net income of €99.1 million in 2000, or €0.18 per diluted share. The net loss primarily reflected the decline in our operating income, which was only partially offset by the one-time gain from the SkiData and Tag activities divestitures.

LIQUIDITY AND CAPITAL RESOURCES

     Our financial position remained strong in 2002. Cash and cash equivalents were €417.2 million at December 31, 2002, as compared to a €490.7 million at December 31, 2001. Excluding non-recurring items, primarily restructuring charges, one-time royalty prepayment, amounts paid in connection with a litigation expense and management severance costs accrued in 2001, cash outflows during 2002 were contained. We also used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

     Operating activities used €62.7 million of cash in 2002, compared to €23.3 million in 2001. Net cash used in operating activities in 2002 was impacted by four non-recurring items:

(i)	€33.4 million paid in connection with our restructuring programs;

(ii)	€11.2 million of a one-time royalty prepayment for the period through 2005;

(iii)	€18.1 million paid with respect to the exceptional costs relating to the Humetrix litigation; and

(iv)	€10.6 million paid in management severance costs accrued in 2001.

     Excluding these exceptional items, 2002 operating activities generated €10.6 million, as a result of significant improvements produced by working capital management. Accounts receivable declined €43.7 million as compared to December 31, 2001, reflecting the lower revenue levels. Our days of sales outstanding, at an average of 53 days, compared to 57 days at the end of December 2001. Inventory levels as of December 31, 2002 declined by €43.3 million as compared to December 31, 2001, representing 111 days of supply compared to 110 days of supply as of December 31, 2001.

     Net cash used in investing activities in 2002 was €47.1 million compared to €65.3 million in 2001. Cash used in 2001 included a cash inflow of €108.7 million net of fees due to the divestiture of our SkiData and Tag businesses. Excluding this one-time item, net cash used in investing activities in 2001 amounted to €174 million. The decrease in cash used in investing activities in 2002 was primarily due to the decrease in capital expenditures as compared to 2001. Capital expenditures were €31.9 million in 2002 as compared to €102.6 million in 2001. In 2002, capital expenditures were made primarily in Europe, and included principally €17.7 million related to a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction. Cash used in investing activities also included €14.7 million in connection with investments in start-up technology companies. Cash used in investing activities in 2001 also included a €13 million cash disbursement for the purchase of 20% of SkiData’s issued share capital in anticipation of the sale of this subsidiary which was completed during the third quarter of 2001, and investments made primarily in two technology companies in the wireless communications market. In addition, in March 2001, we extended a €14 million loan to Mr. Perez, our former Chief Executive Officer, to fund tax liabilities relating to his receipt of a grant of free shares in 2000. This loan was later partially reimbursed in the form of Gemplus International S.A. shares (see Note 31 to our consolidated financial statements).

     Financing activities generated €3.8 million of cash during 2002, compared to €34.7 million cash used in 2001. The 2002 figure was primarily the result of the €15.9 million proceeds generated by a sale-leaseback transaction entered into to finance land and a research and development and office building located in La Ciotat, France. Cash generated by financing activities in 2002 was also impacted by the payment of dividends to minority shareholders of one of our Asian subsidiaries in the amount of €6.2 million. Negative cash flow from financing activities in 2001 principally resulted from the initial implementation of our share repurchase program, pursuant to which we repurchased shares of our outstanding common stock for €15.1 million, the purchase at fair market value of shares of Gemplus SA held by two of our former executive officers for €14.5 million, the payment of €8.1 million for expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and our initial public offering, and the payment of €4.3 million in dividends to minority shareholders of one of our Asian subsidiaries.

     In 1999, we entered into a €150 million revolving credit facility with a syndicate of international banking institutions that bore interest at a floating rate, out of which €73.1 million was available as at December 31, 2002. We had never drawn any amount under this revolving credit facility and in January 2003 we terminated it before its due date.

     We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable near term and medium term liquidity needs. At December 31, 2002, cash and cash equivalents amounted to €417.2 million. Our off balance sheet commitments at December 31, 2002 were not significant.

Critical accounting policies

     The significant accounting policies that we believe are the most critical to assist in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition

     Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the company remain and collection of the resulting receivable is probable. We record deferred revenue for sales invoiced which are delayed at the buyer’s request where transfer of title and risk of loss have not occurred. We regularly review our procedures to ensure that the policy is consistently applied throughout our subsidiaries worldwide.

Goodwill

     Goodwill is reviewed for impairment based on expectations of future cash flows, which are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner of our use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. Under the current assumptions we believe that no further material impairment of goodwill exists.

Loans and receivables

     According to International Accounting Standards, we adjust the carrying amount of loans and receivables to their estimated recoverable amount when it is probable that we will not be able to collect all amounts due – principal and interest – according to the contractual terms of such loans and receivables.

Inventory

     Our industry is highly competitive and characterized by rapid technological change, frequent new product development, and rapid product obsolescence. We regularly review inventory quantities on hand and record provisions for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements.

     Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microcontroller chips. The cost of microcontroller chips decreased significantly in recent months. Our provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and Development

     Development costs are recognized as an expense when incurred, except for development costs incurred from the time technological feasibility is established until the product under development is produced and future profitability is demonstrated. Judgment is exercised in determining technological feasibility and future profitability, the capitalization of such costs being reviewed on a quarterly basis. In addition, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

     As required by International Accounting Standards, we record restructuring expenses only when, prior to the date of the financial statements, the enterprise is committed to the plan of termination, the benefits that current employees will receive upon termination are established and the benefit arrangements are communicated.

Special Purpose Entities

     We have not had any transactions involving special purpose entities as an investment vehicle. We do not intend to enter into transactions with such entities.

Market Risk

     In the conduct of our business, we are exposed to a number of market risks, including currency exchange risks, interest rate risks and credit risks. To hedge our market risk exposures, we use several types of derivative instruments. We discuss our exposure to market risks and our hedging activities in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

U.S. GAAP Reconciliation

     We prepare our audited consolidated financial statements in accordance with IAS, which differ in several respects from U.S. GAAP. As a result, our net income and shareholders’ equity are different under U.S. GAAP and under IAS.

     The following table sets forth our consolidated net income under IAS and under U.S. GAAP for the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(millions of euros)
IAS net income (loss)	99.1	(100.2)	(320.9)
U.S. GAAP net income (loss)	(123.2)	(49.5)	(279.7)

     One of the principal differences affecting the determination of our net income under U.S. GAAP compared with IAS resulted in 2000 and 2001 from the granting of share options to our executive officers and employees. In accordance with IAS, the issuance of share options do not have any impact on net income at the time of grant or of exercise of the options. Under IAS, upon exercise of the options, the price paid for the underlying shares is allocated to share capital and paid-in-capital. Under U.S. GAAP the difference between the exercise price and the fair market value of our shares at the time the options are granted generates compensation expense. In addition, in connection with the issuance of stock options to our former Chief Executive Officer and our former Chairman of the board in the second half of 2000, we made several loans to these individuals for the exercise of these options, as described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Because these loans may be prepaid prior to maturity, the amount of interest to be paid on the loans was uncertain and, as a result, the ultimate option price was also uncertain. Under U.S. GAAP, the issuance of stock options with an unknown exercise price must be accounted for as a variable plan, which requires us to measure compensation in each period based on the difference between the exercise price and the fair market value of the shares. A compensation expense of €94.1 million was recorded in 2000 with respect to the options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. No compensation expense or benefit was recorded in 2002 with respect to such issuance.

     Consequently, the accounting for share options in accordance with U.S. GAAP resulted in a compensation expense of €2.9 million for the year ended December 31, 2002, as compared to a net total benefit of €69.3 million for the year ended December 31, 2001 and a net compensation expense of €229.7 million for the year ended December 31, 2000.

     Another significant difference affecting the determination of our net income under U.S. GAAP compared with IAS results from goodwill amortization. As a result of the adoption of SFAS 142 as of January 1, 2002, our company no longer amortizes goodwill under U.S. GAAP.

     One of the principal differences affecting the determination of our shareholders’ equity under U.S. GAAP are the impact of several loans made to our former Chief Executive Officer and our former Chairman of the board for the exercise of the stock options granted in the second half of 2000, which, in aggregate, amounted to €4.9 million, €71.9 million and €143.7 million and are recorded as a decrease in shareholders’ equity under U.S. GAAP as at December 31, 2002, 2001 and 2000, respectively.

     The following table sets forth our shareholders’ equity under IAS and U.S. GAAP as of the dates indicated.

	Year ended December 31,

	2000	2001	2002

	(millions of euros)
IAS shareholders’ equity	1,385.0	1,167.8	860.5
U.S. GAAP shareholders’ equity	1,242.8	1,078.3	878.8

     For a discussion of the differences between IAS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note 32 to our audited consolidated financial statements.

RESEARCH AND DEVELOPMENT

     We maintain a longstanding commitment to investing in a broad range of research and development initiatives to strengthen our leadership in the development of chip card technology and software, such as open operating systems, cryptographic processes and application development and remote management tools. The focus of our research and development is to develop new software and integrated systems based on our microcontroller chip technology and to reduce the time required to bring new products and applications to market.

     We carry out our research and development activities through two main groups:

•	Product Development, which coordinates the development of enabling software and software-related technology, such as operating systems, server software applications and applets; and

•	the Applied Research & Security Center, which, coordinates our long-term research and development regarding advanced security, embedded software and hardware technologies.

     Our research and development activities are organized on a global basis, with our main research and development centers located in France, Singapore, and China. We have one of the largest research and development teams in the chip card industry. As of December 31, 2002, we had 711 engineers working in our research and development centers around the world, compared to 760 engineers as of December 31, 2001 and 924 engineers as of December 31, 2000.

     In 2002, our gross research and development expenditures were €95.3 million, or approximately 12.1% of our net sales, compared to gross research and development expenditures of €124.6 million, or approximately 12.2% of our net sales in 2001, and of €104.3 million, or approximately 8.7% of our net sales in 2000. A portion of these expenditures was financed through grants and research tax credits available under certain government programs, which amounted to €5.6 million in 2002, €9.6 million in 2001 and €6.7 million in 2000.

     We also maintain certain licenses to third parties technologies. See “Item 4. Information on the Company—Business Overview—Intellectual Property.”

TREND INFORMATION

     We believe that there are some signs of a recovery in the telecommunications market, showing potential single-digit unit volume growth. Continuous price pressure from factors such as new competition, especially in Asia, may affect this growth. Such price pressure may be offset, at least to some extent, by improvements in our product mix towards higher margin products. A shift to higher margin products may be assisted by the continued adoption of open standards that can encourage our customers to invest in systems that use newer and higher-value products that we offer in both our reporting segments.

     Year 2003 will be a challenging for our financial services and security segment. For example, EMV migration remains slow, and the anticipated growth in revenues from such development will consequently be slower than we would hope. Also, the markets for corporate and government security and identity products are building relatively gradually, although there has appeared to be some acceleration in the growth of such markets recently.

     In addition, it is possible that recent unfavorable currency fluctuations between the euro and U.S. dollar may continue to negatively affect our revenue, along with other currency fluctuations.

     See Special Note regarding Forward Looking Statements on page 4 of this Annual Report.

Item 6. Directors, Senior Management and Employees

BOARD OF DIRECTORS

     Under Luxembourg law, the board of directors is vested with broad powers to manage our company. All powers not expressly reserved by law or by the articles of incorporation to the shareholders fall within the powers of the board of directors.

     Our board of directors currently has twelve members. Members of the board are appointed by the shareholders to serve terms not to exceed three years and may be re-appointed for consecutive terms. They may resign at any time, and their functions as members of the board may be terminated at any time by a simple majority of the votes of the shareholders voting at a general meeting. Under Luxembourg law, a director may be an individual or a corporation. Our board of directors met fourteen times during 2002, with an attendance rate in 2002 (physically or by telephone) of approximately 85%. Prior to April 29, 2003, the board members were elected by cumulative voting. On April 29, 2003, our shareholders voted to eliminate cumulative voting and to accordingly amend our articles of incorporation.

     As of January 1, 2002, our board of directors consisted of Mr. David Bonderman, Dr. Marc Lassus, Mr. William S. Price III, Mr. Abel Halpern, Mr. Kheng Nam Lee, Mr. Randy Christofferson and Dr. Hasso von Falkenhausen. Dr. Hasso von Falkenhausen became our Chairman of the board on January 10, 2002 (Dr. von Falkenhausen’s and Mr. Bonderman’s election by the board to fill vacancies on December 19, 2001 was subject to definitive election by the shareholders). At our annual general shareholders meeting on April 17, 2002, our shareholders approved a resolution to increase the number of board members to thirteen, elected Mr. Thierry Dassault, Dr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Gilles Lisimaque, Mr. Ronald W. Mackintosh and Mr. Ziad Takieddine to the board of directors and ratified the election of Mr. David Bonderman and Dr. Hasso von Falkenhausen to the board of directors. The resolutions to increase the number of board members and to elect Mr. Bonderman were ratified at a further extraordinary general meeting of shareholders on May 15, 2002.

     At the board of directors meeting held on June 21, 2002, Mr. Gilles Lisimaque resigned from our board of directors, with effect as of that date, and Mr. Dominique Vignon was elected by the board to fill the vacancy and was appointed as Chairman of the board with immediate effect, succeeding Dr. Hasso von Falkenhausen who resigned as Chairman with immediate effect and as director with effect as of September 23, 2002, due to the age limit of 70 years in the company’s by-laws.

     The board of directors elected Mr. Alex Mandl as a director on October 29, 2002. Mr. Mandl’s appointment was further ratified by the extraordinary general meeting of shareholders on December 19, 2002. On December 19, 2002, Dr. Marc Lassus and Mr. Ziad Takieddine resigned from our board, the number of board members was reduced from thirteen to twelve and Dr. Johannes Fritz was appointed as director by the shareholders at the extraordinary general meeting of shareholders.

     Our board of directors conducts its activities in accordance with governance principles set forth in applicable regulations, exchange rules, and the company’s articles of incorporation, committee charters and other adopted practices.

     The following table sets forth the name, age, date of appointment and occupation of each of our twelve directors as of April 29, 2003:

		Date of	Expiration
Name	Age	appointment	of Term	Occupation

Mr. Dominique Vignon	55	June 21, 2002	April 2004	Chairman of our board of directors

Mr. Alex Mandl	59	October 29, 2002	April 2004	Chief Executive Officer

Mr. David Bonderman	60	December 19, 2001	April 2004	Vice-Chairman of our board of directors; Managing Partner, Texas Pacific Group

Mr. Randy Christofferson	45	November 13, 2000	April 2004	Managing Director, MIOGA Ventures, L.L.C.

Mr. Thierry Dassault	45	April 17, 2002	April 2004	Chairman and Chief Executive Officer, Dassault Multimédia

Mr. Abel Halpern	35	February 1, 2000	April 2004	Partner, HMD, Partners LP

Dr. Peter Kraljic	64	April 17, 2002	April 2004	Member of the McKinsey Advisory Board

Mr. Daniel Le Gal	52	April 17, 2002	April 2004	Partner and Managing Director, Finadvance

Mr. Kheng Nam Lee	54	October 12, 2000	April 2004	President, Vertex Venture Holding Ltd and Vickers Capital Ltd

Mr. Ronald W. Mackintosh	54	April 17, 2002 *	April 2004	Chairman, Differentis

Mr. William S. Price	45	February 1, 2000	April 2004	Managing Director, Texas Pacific Group

Mr. Johannes Fritz	48	December 19, 2002	April 2004	Managing Director, Quandt family office

*	Ronald W. Mackintosh had been a board member since April 18, 2001 and resigned from such position on December 19, 2001 due to his appointment as interim Chief Executive Officer of our company; he was then re-elected as a board member on April 17, 2002.

Board Committees

     Our board of directors has three committees: an Audit Committee, a Compensation Committee and a Strategy Committee.

         Audit Committee

     The Audit Committee consists of Mr. William S. Price III (Chairman)1, Mr. Randy Christofferson, Mr. Kheng Nam Lee and Dr. Johannes Fritz. This committee was created by the board of directors on October 12, 2000, and met five times during 2002, with an attendance rate in 2002 (physically or by telephone) of approximately 81%. The activity of the committee is governed by a specific committee charter. This committee reviews our budgets and financial statements and any potential conflicts of interests with a director or any other related party and all other activities as required by law and securities exchange rules. During 2002, the Audit Committee reviewed, among other items, our financial statements for 2001 and our quarterly statements for 2002, reviewed the quarterly accounting judgments and the quarterly audit comments made by our auditors, as well as the status of our goodwill, and analyzed related party transactions.

     Main off-balance sheet liabilities (and particularly guarantees and foreign exchange operation) are regularly reviewed by the members of the Audit Committee and our Chief Executive Officer.

     Luxembourg laws require our auditors to be appointed by the shareholders; therefore, our shareholders appoint the auditors upon recommendation of the Audit Committee.

         Compensation Committee

     The Compensation Committee consists of Mr. Dominique Vignon (Chairman), Mr. Thierry Dassault, Mr. David Bonderman and Mr. Kheng Nam Lee. This committee was created by the board of directors on October 12, 2000, and met four times during 2002, with an attendance rate in 2002 (physically or by telephone) of approximately 93%. The activity of the committee is governed by a specific committee charter. This committee reviews our Chief Executive Officer compensation, makes recommendations on the compensation of executive officers and directors and supervises the administration of stock option plans for our employees. The Compensation Committee follows guidelines that generally call for the adjustable portion of executive compensation to vary between 50% and 100% of the applicable salary depending on the executive’s position. Generally, half of this bonus depends on the operating income of the group and the other half depends on achievement criteria based on pre-set objectives related to the activities of the individual executive. Stock options are granted to executives when they are hired, and potential additional grants are subject to annual review based on individual and collective company achievement criteria. The committee also evaluates and recommends candidates for new board members and for the selection of our Chairman and Chief Executive Officer. During 2002, the Compensation Committee reviewed, among other items, the expenses related to our Chief Executive Officer and the process of grant of stock options to top managers and senior executives and analyzed our future stock options needs, the stock option and rollover plans and the stock option reserve.

         Strategy Committee

     The Strategy Committee consists of Mr. Dominique Vignon (Chairman), Mr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Alex Mandl and Mr. William S. Price III. The activity of the committee is governed by a specific committee charter. The Strategy Committee’s role is to advise the Board concerning the Company’s strategies, major plans of action and significant acquisitions or divestitures.

[1] Mr. Price is a shareholder of the general partner of Texas Pacific Group, one of our major shareholders, and, as a result, it is not certain whether Mr. Price may be considered an “independent director” in accordance with Rule 4350 of the NASD Manual. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our board of directors determined that the appointment of Mr. Price to the Audit Committee in November 2000 is in the best interests of our company and our shareholders because Mr. Price has extensive experience in finance and management and has served as a director of a significant number of public and privately-held companies in the United States and abroad. See “Item 6. Directors, Senior Management and Employees—Director and Executive Officer Biographies” for a description of Mr. Price’s professional and academic background.

SENIOR MANAGEMENT

     Our board of directors has, with the authorization of our shareholders, delegated the day-to-day management of our company, including the power to act on behalf of our company, to the Chief Executive Officer, except for any matters that exceed €30 million, subject to powers expressly reserved by law to the board of directors or our shareholders.

     In December 2001, Mr. Antonio Perez resigned from his position as Chief Executive Officer and was replaced by Mr. Ronald W. Mackintosh, who served as interim Chief Executive Officer until his resignation effective on August 31, 2002. In February 2002, Mr. William Lloyd resigned from his position as Chief Technology Officer and was replaced by Mr. Tony Engberg. In February 2002, Mr. Phil Faraci resigned from his position as Executive Vice President, General Manager of the Telecommunications Business Unit and was replaced by Mr. Philippe Vallée. In March 2002, Mr. Steven Gomo resigned from his position as Chief Financial Officer and was replaced by Mr. Yves Guillaumot, as interim Chief Financial Officer. Mr. Frédéric Spagnou who served as our Vice President in charge of business development resigned in March 2002.

     On August 29, 2002, the board of directors appointed Mr. Alex Mandl as Chief Executive Officer, with effect as of September 9, 2002, in replacement of Mr. Mackintosh. In November 2002, our Chief Executive Officer, Mr. Mandl announced a management reorganization, appointing Mr. Jacques Villières as Executive Vice President Operations and confirming Mr. Stephen Juge as Executive Vice President General Counsel, Mr. Didier Lachaud as Executive Vice President Human Resources, Mr. Gilles Michel as Executive Vice President Financial and Security Services Business Unit, Mr. Philippe Vallée as Executive Vice President Telecom Business Unit and Mr. Yves Guillaumot as interim Chief Financial Officer.

     In February 2003, Mr. Mandl announced a reorganization, appointing Mr. Jacques Sénéca as Executive Vice President Business Development Group, Mr. Philippe Combes as Executive Vice President Operations, replacing Mr. Jacques Villières who decided to retire from Gemplus as of April 15, 2003, and Mr. Guillaumot as Executive Vice President and Chief Financial Officer. Mr. Tony Engberg resigned as Executive Vice President, Research and Development as of March 15, 2003, and his responsibilities have been transferred to the Business Development Group. In July 2003, Mr. Mandl announced the appointment of Mr. Philippe Duranton as Executive Vice President Human Resources, replacing Mr. Didier Lachaud.

     The following table sets forth the name, age and current position of each of our executive officers as of July 10, 2003:

Name	Age	Position

Mr. Alex Mandl	59	Chief Executive Officer
Mr. Philippe Combes	49	Executive Vice President, Operations
Mr. Philippe Duranton	43	Executive Vice President, Human Resources
Mr. Yves Guillaumot	44	Executive Vice President, Chief Financial Officer
Mr. Stephen Juge	49	Executive Vice President, General Counsel
Dr. Gilles Michel	51	Executive Vice President, Financial and Security Services Business Unit
Mr. Jacques Sénéca	43	Executive Vice President, Business Development Group
Mr. Philippe Vallée	38	Executive Vice President, Telecom Business Unit

DIRECTOR AND EXECUTIVE OFFICER BIOGRAPHIES

     Dominique Vignon has served as Chairman of the board of directors since June 21, 2002. Mr. Vignon served as Chairman of the board of directors and Chief Executive Officer of the Framatome Group from 1996 to the end of 2001, where he also developed that group’s connector business. From the end of 2000 to the end of 2001, he served as President of Framatome ANP and led the merger of the Framatome and Siemens corresponding activities. From 1990 to 2001, Mr. Vignon held various management positions within the Framatome Group. From 1995 to 1996, he was President of Framatome’s nuclear business. From 1993 to 1995, he was Chairman of Jeumont Industrie. From 1990 to 1993, Mr. Vignon was General Manager of Nuclear Power International (NPI), the joint venture of Framatome and Siemens. From 1975 to 1990, he worked at Electricité de France, where he was in charge of major new generation projects in France and abroad. Mr. Vignon is a graduate of France’s Ecole Polytechnique, and of the leading French Engineering School, the Ecole Nationale des Ponts et Chaussées. He also holds a master in Economics. Mr. Vignon serves on the board of Completel Europe N.V.

     Alex Mandl has served as Chief Executive Officer since September 2002, and as director since October 29, 2002. Previously, Mr. Mandl served as Chairman and Chief Executive Officer of Teligent. Prior to Teligent, Mr. Mandl served as President and Chief Operating Officer of AT&T, where he was responsible for directing the company’s long distance, wireless and local communications services, as well as Direct TV, credit card and Internet businesses. Earlier, Mr. Mandl served as AT&T’s Chief Financial Officer and Group Executive. Between 1987 and 1991, Mr. Mandl was Chairman and Chief Executive Officer of Sea-Land Services, Inc., the world’s leading global provider of ocean transport and distribution services. Mr. Mandl began his business career in 1969, when he joined Boise Cascade Corp., as a merger and acquisition analyst. He held various financial posts with increasing responsibilities during the next eleven years. In 1980, he joined Seaboard Coast Line Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. After Seaboard merged with Chessie Systems to become CSX Corp., Mr. Mandl was named Senior Vice President in charge of corporate development, human resources and chief information officer. In addition, he had operating responsibility for three transportation and information technology subsidiaries. Mr. Mandl holds an M.B.A. from the University of California at Berkeley and a B.A. in economics from Willamette University in Salem, Oregon. Mr. Mandl serves on the boards of Dell Computer Corporation, the Walter A. Haas School of Business at the University of California at Berkeley, Willamette University and the American Enterprise Institute for Public Policy Research.

     David Bonderman has served as Vice-Chairman of the board of directors since December 2001. He is a principal, general partner and one of the founders of Texas Pacific Group (“TPG”). Prior to forming TPG, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) (“RMBG”) in Fort Worth, Texas. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC where he specialized in corporate, securities, bankruptcy, and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U.S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated magna cum laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 graduate of the University of Washington in Seattle. Mr. Bonderman serves on the boards of Continental Airlines, Inc., ProQuest Company, Ducati Motor Holding, S.p.A., Co-Star Group, Inc., Denbury Resources, Inc., Ryanair Holdings, plc, Oxford Health Plans, Inc., ON Semiconductors, Magellan Health Services, Inc., Paradyne Networks, Inc., and Korea First Bank. He also serves on the boards of The Wilderness Society, the Grand Canyon Trust, and the American Himalayan Foundation. In addition, he serves on the board of directors of the University of Washington Foundation as well as the Harvard Law School Dean’s Advisory Board.

     Randy L. Christofferson has served as a director since November 2000. Mr. Christofferson has been the Managing Director of MIOGA Ventures since 2000. From August 1999 to September 2000, Mr. Christofferson served as Chief Executive Officer of Walker Digital. From 1995 to 1999, Mr. Christofferson served as President of First USA Bank. From 1990 to 1995, Mr. Christofferson held several senior management positions at the American Express Company, including President of Amex Relationship Services, Senior Vice President of Worldwide Quality and Reengineering and Senior Vice President of Corporate Strategy and Advanced Technology. Prior to 1990, Mr. Christofferson was a partner of Bain & Company. Mr. Christofferson received his Master of Business Administration from Harvard University and graduated with highest honors from Michigan State University, where he earned a B.S. in Chemical Engineering. Mr. Christofferson serves on the boards of directors of IntelliRisk Management Corporation, FineStationery.com, DeNovo, Inc. and the Delaware Art Museum.

     Philippe Combes was appointed Executive Vice President Operations on February 12, 2003, with effect as of February 24, 2003. In 1998, he had pursued his international career as CEO of Philips Displays in Holland, and most recently has been running his own Executive Coaching consultancy. In 1975 he had joined Schlumberger Industries where he held various operational responsibilities in France, Brazil and Indonesia. Mr. Combes graduated from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) with a degree in robotics and electronic.

     Thierry Dassault has served as a director since April 2002. He currently serves as the Chairman and Chief Executive Officer of Dassault Multimedia, a venture capital company that holds investments in companies such as Infogrames, Hi-Média, Net2one and Welcome Real Time. Prior to that, from 1985 to 1993, he was Producer Partner at Claude Delon Productions Company. From 1982 to 1984, he was General Manager in an alarm systems company, and from 1979 to 1981, he was director of the Equipements Civils pour l’Electronique Serge Dassault company in Brazil. Mr. Dassault has served on the supervisory board of Gemplus SA since 1998 and as Vice-Chairman since March 2001. He serves on the boards of various companies, including Cdandco, Chapitre.com, Dassault Multimedia, FCC and SERF (BFM), Gaumont and Groupe Industriel Marcel Dassault. He also serves on the supervisory board of Société du Journal des Finances.

     Philippe Duranton has served as our Executive Vice President, Human Resources since July 2003. Prior to joining Gemplus, Mr. Duranton served as Human Resources EVP at Canal+ and Co-Managing Director, General Affairs, for the Television and Film Division of Vivendi Universal from 1998 to 2002. Prior to joining Canal+, Mr. Duranton spent nine years (1989 to 1998) at Thales where he held numerous Human Resource management positions across the company’s divisions. Mr. Duranton began his career in education and held various positions from 1985 to 1988 in both the public and private sectors. Mr. Duranton holds a variety of academic distinctions including a D.E.S.S. diploma in Human Resource Management from the Institute of Administration for Business, Bordeaux, France, and a master’s degree in History.

     Dr. Johannes Fritz has served as a director since December 2002. He is the general head of the Quandt family office since June 2000. From 1991 to June 2000, he was a managing director responsible for all financial affairs of the Quandt family office and running its day-to-day-business. In 1989 he joined the Quandt family office. Prior to that, he spent five years at KPMG covering financial institutions and industrial companies. From 1982 to 1983, he worked with Bertelsmann AG in the area of human resources. Dr. Fritz studied at Mannheim University where he was awarded a Master and Doctor degree in Business Administration. As a research associate he followed a postgraduate education at the business school of the New York University. Dr. Fritz earned a degree as a tax advisor and a certified public accountant (CPA). He serves on the advisory board of Drees & Sommer AG, as a member of the regional council of Deutsche Bank and on the advisory board of ING BHF-Bank.

     Yves Guillaumot has served as our Executive Vice President Chief Financial Officer from November 2002, and as Vice President, Interim Chief Financial Officer from March 2002 to November 2002. Mr. Guillaumot joined our company in July 1998 as Corporate Controller. He was promoted to Vice President in March 2001. Prior to joining Gemplus, from 1987 to 1998, Mr. Guillaumot held various financial management positions with Digital Equipment, including as director of Finance for Southern Europe, Middle East and Africa from 1997 to 1998 and Controller of the PC division from 1996 to 1997. Prior to 1996, Mr. Guillaumot held positions with Arthur Andersen and Arthur Young. Mr. Guillaumot graduated from the Ecole de Hautes Etudes Commerciales du Nord in France.

     Abel G. Halpern has served as a director since December 2001 and served as Vice-Chairman of the board of directors from February 2000 to December 2001. Mr. Halpern is a partner with HMD Partners LP, a private equity investment firm focused on middle market companies in Europe. From 1994 through 2002, Mr. Halpern was with Texas Pacific Group, where he was a partner and served as Managing Director of their European activities. Mr. Halpern remains a consultant to Texas Pacific Group. Prior to joining Texas Pacific Group, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm. Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree magna cum laude and with distinction from Yale University. In addition to Gemplus International SA, Mr. Halpern’s directorships include Bally International and Ducati Motor Holding, among others.

     Stephen Juge has served as our Executive Vice President, General Counsel since November 2000. Prior to joining Gemplus, Mr. Juge served from January to October 2000, as Senior Vice President and General Counsel of Walt Disney Europe. From April 1996 to January 2000, Mr. Juge served as Senior Vice President and European Legal Counsel of The Walt Disney Company (Europe) SA. From November 1987 to March 1996, Mr. Juge served as Vice President and General Counsel of Disneyland Paris (Euro Disney S.C.A.). Prior to joining Disneyland Paris, Mr. Juge was an associate at the international law firm of Coudert Frères in Paris between 1981 and 1987. Mr. Juge attended Louisiana State University, received a Juris Doctor degree from the Tulane University School of Law and studied comparative law at the University of Oxford on a Marshall Foundation Fellowship.

     Dr. Peter Kraljic has served as a director since April 2002. He is a member of the McKinsey Advisory Board. He retired as a senior director with McKinsey & Company, Inc., Düsseldorf, Germany in June 2002. Dr. Kraljic joined McKinsey in 1970 and has worked extensively on strategic, organizational, operational and restructuring programs for industrial companies in Germany, Austria, France as well as in Central and Eastern Europe. From 1993 to 1998, he was responsible for McKinsey’s activities in France as “Directeur Général”. Prior to joining McKinsey, Dr. Kraljic worked as researcher in La Continentale Nucleaire, Luxembourg, as well as for the Welding Institute Ljubljana, Slovenia. Dr. Kraljic holds a degree in metallurgy from the University of Ljubljana, a Doctorate from the Technical University Hanover and a Masters in Business Administration from INSEAD, Fontainebleau, France. Dr. Kraljic serves on the supervisory board of the Wolfsburg AG association, LEK d.d. and of the IEDC Bled Management School.

     Didier Lachaud has served as our Executive Vice President, Human Resources since September 1997. Prior to joining Gemplus, Mr. Lachaud served as Corporate Human Resources Manager at Fives-Lille from September 1995 to August 1997. Prior to August 1997, Mr. Lachaud held several senior management positions at Air Liquide from September 1990, and served as Personnel Manager at Schlumberger from 1985. Mr. Lachaud holds a Degree from the Institut d’Etudes Politiques de Paris.

     Daniel Le Gal has served as a director since April 2002. He currently serves as a partner and Managing Director of Finadvance. One of our co-founders in 1988, Mr. Le Gal served as our Chief Executive Officer from 1997 to 1999, prior to which he held several management positions in Sales, Marketing and Strategic Planning for our company. Prior to founding our company, from 1982 to 1987, Mr. Le Gal served as Marketing Manager in the Telecommunication Unit of Thomson Semiconductors. From 1975 to 1982, he held various positions at France Telecom. Daniel Le Gal holds an Engineering Degree from Supelec, in Paris, France. Mr. Le Gal serves on the boards of directors of Tornado, T.O.D, Qualicontrol and S.E.A.

     Kheng Nam Lee has served as a director since October 2000. Mr. Lee is the President of Vertex Group and of Vickers Capital. Prior to serving as President of the Vertex Group, Mr. Lee managed several venture capital funds of the Vertex Group since 1988. Prior to joining the Vertex Group, Mr. Lee served as head of strategic and venture capital investments at the Singapore Technologies Group. He holds a Bachelor of Science degree in Mechanical Engineering (with First Class honors) from Queen’s University, Canada, and a Master of Science in Operations Research and Systems Analysis (with distinction) from the U.S. Naval Postgraduate School. Mr. Lee serves on the boards of directors of Creative Technology Ltd., GRIC Communications Inc., Activcard SA, and Innomedia Pte. Ltd.

     Ronald W. Mackintosh was elected as a director in April 2001. He also served as interim Chief Executive Officer from December 19, 2001 (when he resigned as a director) until August 31, 2002 and was re-elected director at the annual general meeting of shareholders held on April 17, 2002. Mr. Mackintosh was the Chief Executive Officer of Differentis from July 2000 through December 2001, when he resigned from that position in order to take the interim role at Gemplus. Since completing the interim role for Gemplus he has returned to Differentis as Chairman. Mr. Mackintosh served as Chief Executive Officer of Computer Sciences Corporation, European Business since October 1992. From June 1990 to September 1992, Mr. Mackintosh served as Chief Executive, CSC UK. From November 1987 to June 1990, Mr. Mackintosh served as Chief Executive Officer at Index Group Europe. Prior to October 1987, Mr. Mackintosh was a Partner at Nolan Norton & Co. Europe. Mr. Mackintosh serves on the board of directors of Differentis. Mr. Mackintosh graduated from Arbroath High School, Scotland.

     Dr. Gilles Michel has served as President and General Manager of our Financial and Security Services Business Unit since May 2001. Prior to May 2001, Dr. Michel served as Executive Vice President, Financial Services from November 2000 and as Senior Vice President, Strategy, Mergers and Acquisitions from February 2000. Prior to joining Gemplus, Dr. Michel served as Vice President, Regional Business Segment (North and South America) at Schlumberger from September 1999 to January 2000. Prior to September 1999, Dr. Michel held various senior management positions at Schlumberger, including Vice President, Marketing and Vice President, Engineering and Manufacturing. Dr. Michel holds a Degree in Physics from the Ecole Supérieure de Physique et de Chimie, Paris, France, and a Ph.D. in Computer Science from the University of Paris VI.

     William S. Price, III has served as a director since February 2000. Mr. Price was a founding partner of TPG in 1992. Prior to forming TPG, Mr. Price was Vice President of Strategic Planning and Business Development for General Electric Capital Corporation. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the boards of directors of Continental Airlines, Inc, Del Monte Foods, Denbury Resources, Inc, Belden & Blake Corp. Bally, DoveBid, Petco Animal Supplies, Inc, and Findexa.

     Jacques Sénéca has served as our Executive Vice President, Business Development Unit since January 2003. Prior to that date, he served as General Manager of our GemVentures Services Unit from September 1, 2001, and continues in that role. Mr. Sénéca joined Gemplus in 1989 as Project Manager. He has held several management positions as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, and as Executive Vice President for Gemplus Marketing & Technology. Prior to joining our company, he worked with ST-Microelectronics where he held various positions in the fields of manufacturing, marketing and business development. Mr. Sénéca holds a Bachelors degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) and a Business Administration degree from IAE of Aix-en-Provence in France.

     Philippe Vallée has served as our Executive Vice President, General Manager of our Telecom Business Unit since February 2002. He was Vice-President Marketing of the Telecom Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Mr. Vallée has 10 years of experience in the smart card industry and has served in various marketing, product management and sales capacities in our company. Prior to joining our company, Mr. Vallée served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardère Group) in France. Mr. Vallée has a Bachelor’s degree in Electronics and Telecommunications Engineering and a Masters of Science in Marketing Management from ESSEC.

COMPENSATION OF DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS

     Aggregate compensation paid by us with respect to our directors and executive officers as a group for the fiscal year ended December 31, 2002 was approximately €11,800 thousand. This amount includes compensation paid to Dr. Lassus who ceased serving as our Chairman of the board in December 2001, with effect as of January 10, 2002 and who remained a director of our company until December 19, 2002, to Mr. Gilles Lisimaque who resigned as a director on June 21, 2002, to Mr. Steven Gomo, Mr. Phil Faraci, Mr. William Lloyd and Mr. Frédéric Spagnou, all of whom resigned in February and March 2002. Total compensation excludes amounts related to the forgiveness of loans we made to certain of our executive officers in 2000 and 2001. For a discussion of these loans, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 31 to our consolidated financial statements.

     The following table presents the compensation paid for the fiscal year ended December 31, 2002 to our mandataires sociaux (as defined under French law), which include our Chief Executive Officer and certain directors of our company*:

	Total amount in
Name	euros
Mr. Bertrand Cambou	725,000
Mr. Randy Christofferson	40,000
Dr. Hasso von Falkenhaussen	138,000
Dr. Marc Lassus	2,000,000	**
Mr. Gilles Lisimaque	167,000
Mr. Ronald W. Mackintosh	837,000
Mr. Alex Mandl	987,000	***
Mr. Antonio Perez	1,161,000	**
Mr. Dominique Vignon	184,000

Total	6,239,000

*Directors not listed did not receive any compensation from our company for the year 2002.

**Includes compensation paid for sums accrued in 2001.

***Includes a signing bonus and housing fees.

     At an extraordinary meeting of the shareholders held on April 17, 2002, our shareholders approved the compensation to be paid to our directors in 2002 in an aggregate amount of € 900,000. On April 17, 2002, our board of directors decided to allocate compensation to individual directors amounting to €40 thousand per year per director as compensation in connection with services performed as a member of our board and an additional annual payment of €10 thousand to the chairman of each board committee for services in that capacity. However, on December 7, 2002 each director was asked to renounce personally and individually his compensation for 2002 due to the financial situation of the company. As of April 29, 2003, all but two board members have renounced their compensation. Our current Chairman of the board, Mr. Dominique Vignon, receives annual compensation of €300 thousand (net of social charges). For 2002, Mr. Vignon was paid a pro rata portion of such amount for his service beginning June 21, 2002.

     During 2002, our company issued to directors and executive officers an aggregate of 13,160,000 options to subscribe for our ordinary shares. Of the aggregate number of options issued to directors and executive officers in 2002, Mr. Mandl was granted 12,000,000 stock options as of August 29, 2002, Mr. Vignon was granted 1,000,000 stock options as of July 14, 2002, and as of July 14, 2002, Mr. von Falkenhausen was granted 160,000 stock options that vested immediately. None of them had exercised any options, and all options were still outstanding as of April 29, 2003.

     None of the non-employee directors have any agreement with our company that provides for benefits upon termination of service (Mr. Vignon is an employee of our company).

STOCK OPTIONS

In General

     On July 27, 2000, we adopted a stock option plan that provides for the grant of stock options to any employees who are employed by our company or its affiliates. The term of the options granted under the plan are determined by the notice of grant, but will not exceed ten years from the date of the grant of the option. Pursuant to an authorization of the shareholders during an extraordinary general meeting held on April 29, 2003, options may be granted under the current plan until May 31, 2006.

     The maximum number of shares of common stock that may be issued under the stock option plan is 50,000,000. As of March 31, 2003, 29,662,859 stock options were outstanding.

     Our employees are also currently beneficiaries under the stock option plans previously adopted for Gemplus SA, our main operating subsidiary in France. Our employees may contribute to our company the stock options or the shares of Gemplus SA received upon exercise of these options in exchange for options or shares, as applicable, of our company. As of March 31, 2003, 472,019 options for subscription of shares of Gemplus SA were outstanding under the old plans. If such Gemplus SA stock options outstanding as of March 31, 2003 were exercised or exchanged for options of our company and if all the shares resulting from the exercise of these options were contributed to our company, the beneficiaries would be the holders of 23,600,950 of our shares. In addition, certain employees of Gemplus SA have elected to receive stock options of our company in exchange for their Gemplus SA stock options. As of March 31, 2003, 2,877,500 options resulting from the conversion of Gemplus SA stock options were outstanding. Consequently, as at March 31, 2003, a total of 26,478,450 stock options were outstanding in relation to the Gemplus SA stock options plans.

     The terms and conditions of Gemplus SA’s stock option plans are substantially consistent with those of our stock option plan as described below, except for the method of determination of the option exercise price and the vesting period. The exercise price was determined at the time of issuance of the options based on the fair market value of the securities as determined by the board of directors of Gemplus SA. One-third of the options vest each year over a three-year term for beneficiaries in France under the Gemplus SA stock option plan issued to employees in France in 1999 and 2000, while 25% of the options vest each year over a four-year term for beneficiaries outside of France. No more options may be granted under the Gemplus SA stock option plans.

Plan Administration

     Our company’s stock option plans are administered by the Stock Administration Committee that reports plan activities to the Compensation Committee of our board of directors on a quarterly basis. Under the option plan and other guidelines, the Stock Administration Committee has limited authority to determine, in its discretion:

•	the persons to whom options are granted (except grant of options to directors and senior executive officers, which is under the authority of the Compensation Committee);

•	the number of shares of common stock underlying each option;

•	the vesting schedule and conditions under which the options may be exercised, including any lockup periods; and

•	any other matters necessary or desirable for the administration of the option plan.

Vesting Period

     Unless otherwise decided by the Stock Administration Committee, the vesting period for options granted under the company’s stock option plans will be four years, with 25% of the granted options vesting in each year, exercisable upon each anniversary of the date of grant, subject to specific provisions pursuant to local regulations as applicable.

Option Exercise Price

     Our company’s stock option plans require that the exercise price for issued options be 100% of the fair market value of the underlying shares of common stock on the date of grant as determined by the Compensation Committee or the Stock Administration Committee subject to specific provisions pursuant to local regulations as applicable. The exercise price may not be less than 100% of the value of the underlying shares on the relevant stock exchange on the date of grant, subject to applicable law.

     On April 17, 2002, our board of directors approved a plan whereby our employees were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July 2000 and December 31, 2001 and to receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 17,106,162 options were cancelled according to the instructions of the option holders. On December 10, 2002, 17,034,084 new options were granted. The new exercise price was €1.13, corresponding to the fair market value of our shares on the date the new options were granted. The new options will vest over a period of 3.5 years subject to the following schedule: 25% will vest after 6 months from the date of grant, 25% will vest after 1.5 years from the date of grant, 25% will vest after 2.5 years from the date of grant, 25% will vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). Out of the 16,784,084 stock options granted on December 10, 2002, 16,037,819 stock options were outstanding on March 31, 2003.

General Plan Provisions

Share Counting. If any outstanding option expires, terminates or is canceled for any reason, the shares of common stock subject to the unexercised portion of such option will become available for future grants under the option plan.

Effect of Termination of Employment. If an option holder’s employment is terminated:

(i)	for any reason other than the option holder’s death, he or she may exercise options which were exercisable at the time of the option holder’s termination within twelve months after such termination, and all other options will expire at such time;

(ii)	on account of the death of the option holder, his or her designated beneficiary may exercise all options granted to the beneficiary within six months following the option holder’s death.

Adjustments upon Changes in Capitalization. Our company’s stock option plans provide for an adjustment in the number of shares of common stock available to be issued under the plans, the number of shares subject to options and the exercise prices of options upon changes in the capitalization of our company.

No Assignment or Transfer. During an option holder’s lifetime, each option granted to an option holder is exercisable only by him or her and is not transferable.

Amendment. The Stock Administration Committee may at any time amend the stock option plans to adjust to or comply with applicable local legal, tax and accounting requirements. However, any modification or adaptation that would impair the rights of an option holder requires the prior consent of that option holder.

Senior Management Stock Options

     On November 10, 2000, our shareholders authorized our board of directors to increase our share capital and issue up to 60,000,000 shares to directors and executive officers of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of directors, in the form of free shares, in each case on terms and conditions determined by our board of directors in its sole discretion. Our board of directors may issue these stock options and free shares from time to time over a five-year period from the date of publication of the shareholder resolution and in accordance with Luxembourg law. As of March 31, 2003, 16,937,500 such stock options were outstanding. The stock options issued pursuant to this shareholder resolution are not subject to the terms and conditions of our stock option plans, but are subject to the terms of a separate plan for this reserve of stock options.

     On April 17, 2002, our board of directors approved a plan whereby members of our senior management were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July, 2000 and December 31, 2001 and receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 250,000 options were cancelled according to the instructions of the holders. On December 10, 2002, 250,000 new options were granted. The new exercise price was €1.13, corresponding to the fair market value of our shares on the date the new options were granted. The new options will vest over a period of 3.5 years subject to the following schedule: 25% will vest after 6 months from the date of grant, 25% will vest after 1.5 years from the date of grant, 25% will vest after 2.5 years from the date of grant, and 25% will vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). All stock options granted on December 10, 2002, were outstanding on April 29, 2003.

     The following table sets forth certain information with respect to: (i) stock options granted to the ten employees of the company (excluding the officers identified above) who received the largest number of stock options granted in 2002; and (ii) the exercise of these options by them:

		Weighted average
	Total amount	price of the
	of options	options granted
	granted or	or shares
	shares	subscribed or
	subscribed	acquired
	or acquired *	(in €)	Stock Option Plan

Options for shares in Gemplus International S.A. granted in 2002	814,200	2.06	Plans adopted on July 27 and on November 10, 2000

Options for shares in Gemplus International S.A. exercised in 2002	0	Not applicable	Plans adopted on July 27 and on November 10, 2000

Options for shares in Gemplus SA exercised in 2002	358,350	1.60	Gemplus SA plans adopted on December 17, 1997 and on December 31,1997

*	Excluding stock options in relation to the options exchanged under an option exchange plan.

SHARE OWNERSHIP

     As of April 29, 2003, while Mr. Kheng Nam Lee disclaimed beneficial ownership of any of our shares, he was the President of Vertex Group and Vickers Capital, which together held 10,308,174 of our shares representing 1.7% of the shares outstanding. While Messrs. Bonderman, Halpern and Price disclaimed beneficial ownership of any of our shares, Mr. Bonderman was a Managing Director of Texas Pacific Group, Mr. Halpern was a consultant to Texas Pacific Group and Mr. Price was a Managing Director of Texas Pacific Group, affiliates of which held 159,305,600 of our shares representing 26.4% of the shares outstanding. While Mr. Thierry Dassault disclaimed beneficial ownership of any of our shares, Mr. Dassault was the Chairman and Chief Executive Officer of Dassault Multimédia which held 32,737,666 of our shares, representing approximately 5.4% of the shares outstanding. None of our other officers or directors was the beneficial owner of more than 1% of our capital stock. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

EMPLOYEES

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002:

	December 31,

	2000	2001	2002

Number of employees	7,870	6,721	5,680
Category of activity
Manufacturing	4,312	3,745	3,241
Research and Development	993	819	702
Sales and Marketing	1,353	897	745
Services	270	309	242
General and Administrative	942	951	750
Geographic location
France	2,922	2,778	2,187
Rest of Europe	2,067	1,340	1,208
Asia	1,617	1,562	1,527
Americas	1,264	1,041	758

     Following the announcement of our restructuring program on May 2, 2001, the workers’ committee of our main operating subsidiary in France, Gemplus SA, commenced an “alert” procedure under French labor law based upon alleged concerns about the financial situation of Gemplus SA. An accounting firm appointed by the workers’ committee issued a report about these alleged concerns. The management of Gemplus SA believes that these alleged concerns were unfounded. The “alert” procedure was completed with a review of the report at a Gemplus SA shareholders meeting on May 28, 2002.

     On March 7, 2003, the workers’ committee of Gemplus SA filed an action before the Marseille Commercial Court requesting the court to nominate an expert to analyze certain decisions allegedly taken by the management or the supervisory board of Gemplus SA, to prohibit Gemplus SA from taking or implementing certain of such alleged decisions and to appoint a court-designated representative to monitor such requested prohibition. On April 2, 2003, the court nominated two experts qualified to act before the French Supreme Court. The court rejected the workers’ committee’s other requests. The purpose of this proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. Our company believes that the workers’ committee already had sufficient information regarding the alleged management decisions cited and intends to cooperate fully with the experts’ mission. See “Item 8. Financial Information—Legal Proceedings” for additional details.

     On May 19, 2003, the company was informed that the workers’ committee of Gemplus SA had initiated legal proceedings regarding an alleged unlawful failure of the company to adequately inform and consult the workers’ committee in November 1999 regarding the exchange by shareholders of Gemplus SA of their shares for shares of our company to occur in early 2000. The company believes that the information and consultation process was adequate.

     On February 6, 2002, we had announced plans for a further restructuring of our operations and production and procurement processes in order to improve our financial competitiveness. These plans called for targeted savings of €100 million per year and a one-time restructuring charge of €65 million and included proposed staff reductions of approximately 1,140 positions worldwide. As of December 31, 2002, Gemplus had completed staff reductions of 1,010 under these plans. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Recent Developments.” In connection with this plan, on February 14, 2002, Gemplus SA initiated the process of consultation with its workers’ committee and union representatives regarding a plan for the reduction of approximately 416 positions in France. The first phase of this consultation process was completed on March 22, 2002, and the second phase began on May 6, 2002, and was completed on June 5, 2002, in accordance with the French plan requirements. Following the end of the second phase, the content of the plan was determined precisely and communicated to the employees. The employees concerned by the 2002 restructuring plan started leaving their employment in the middle of July 2002. As of February 24, 2003, all such employees have terminated their employment except for approximately 10 employees under the plans.

     On December 9, 2002, we announced a third restructuring program. This plan calls for targeted savings of €108 million per year (out of which €66 million is expected through workforce reductions) and a one-time restructuring charge of €90 million. This restructuring program affects all areas within the company (manufacturing, selling, marketing, research and development and general and administrative functions). The overall reduction of the workforce (including temporary employees and independent) is broken down as follows: (i) manufacturing organization 695 employees; (ii) general and administrative functions 183 employees; (iii) selling and marketing organization 95 employees; and (iv) research and development organization 127 employees. The majority of employees terminated are located in France, Germany, the United States, Singapore and Mexico. As of February 24, 2003, 168 employees were terminated on a worldwide basis: China (143 persons), United States (25 persons), and the restructuring is in process in Singapore and Mexico. In France and Germany, we are required to engage in consultations with employee representatives before implementing workforce reductions. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Recent Developments.” In connection with this plan, on December 18, 2002, Gemplus SA initiated the process of consultation with its workers’ committee and union representatives regarding a plan for the reduction of approximately 483 positions in France. This consultation process was completed in May 2003.

     During May 2003, some of the employees of Gemplus SA (mainly manufacturing workers) engaged in a strike for approximately one week.

     On May 15, 2003, Gemplus SA entered into an agreement with certain labor unions representing some members of its workforce in France that amended and replaced a previous agreement dated April 15, 2003, and that provides for a period of three years for minimum production volumes in the manufacturing facilities of Gemplus SA located in Gémenos and La Ciotat, France, on condition of such facilities meeting certain productivity criteria. The agreement also provides for maintaining certain marketing, research and development, new product introduction and related administrative functions in the Gémenos and La Ciotat areas.

     Under French law, all employers of more than 20 employees in France are required to implement a 35-hour workweek. In February 1999, we entered into an agreement to implement the 35-hour workweek mandated by French law. Under this agreement, employees could work more than 35 hours in some weeks, but in exchange were required to reduce the number of hours worked in other weeks to ensure that they do not work more than 35 hours per week on an annual basis. This agreement was modified in the beginning of 2000. Under the new agreement, the number of hours worked during the week is not modified (i.e., employees can work 40 hours a week), but the employees are entitled to 22 additional paid days off a year. Although the workweek is shorter on average and we have not reduced salaries, the agreement allows us greater flexibility than before to organize the use of employee time. We believe this added flexibility partly compensates for the reduction in hours, and that the mandated 35-hour week should not have a material adverse effect on our operations or financial condition.

     We use temporary labor from time to time to provide short-term increases in capacity as and when required. During 2002 we did not employ a significant number of full time equivalent temporary staff.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The capital stock of our company consists of ordinary shares, with no par value, which are issued in registered form. Under our articles of incorporation, each ordinary share represents one vote. The following table sets forth information with respect to the beneficial ownership of our shares as of April 29, 2003 by each person who is known by us to own beneficially more than 2% of our outstanding shares. The existence of treasury shares accounts for the difference between outstanding shares percentage and voting rights percentage.

     Beneficial ownership of shares after April 29, 2003 is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares subject to options currently exercisable, or exercisable within 60 days of the date of this Annual Report, are deemed outstanding for purposes of computing the percentage of shares owned by the person holding such options, but are not deemed outstanding for purposes of computing the percentage of shares owned by any other person. Unless otherwise indicated in the footnotes to the below table, the following people have sole voting and sole investment control with respect to the shares they beneficially own.

	Number of shares				Percentage of outstanding shares			Percentage of voting rights
Name of
Beneficial					Dec. 31,	Dec. 31,	April 29,	Dec. 31,	Dec. 31,	April 29,
Ownership	Dec. 31, 2001		Dec. 31, 2002	Apr. 29, 2003	2001	2002	2003	2001	2002	2003

Dr. Marc Lassus	108,842,529	(1)	5,875,050	5,875,050	17.1%	0.9%	1%	18.1%	1%	1%
Quandt family(2)	115,508,200		115,508,200	115,508,200	18.2%	18.2%	19.1%	19.3%	19.2%	19.2%
Sagem (3)			60,888,639	63,252,839	0%	9.6%	10.5%	0%	10.1%	10.5%
Texas Pacific Group(4)	159,305,600		159,305,600	159,305,600	25.1%	25.1%	26.4%	26.6%	26.5%	26.5%
Centro Bank Group	9,624,444		26,977,423	27,167,181	1.5%	4.3%	4.5%	1.6%	4.5%	4.5%
GE Capital	24,443,311		24,443,311	24,443,311	3.8%	3.9%	4.1%	4.1%	4.1%	4.1%
Groupe Dassault	28,300,000		28,300,000	32,737,666	4.5%	4.5%	5.4%	4.7%	4.7%	5.4%
Brunei Investment Agency	22,500,000		22,500,000	22,500,000	3.5%	3.6%	3.7%	3.8%	3.7%	3.7%
Treasury shares (5)	35,524,586		31,545,751	1,319,229	5.6%	5.0%	0.2%
Other shareholders	131,233,627		158,226,964	151,428,333	20.7%	25.0%	25.1%	21.9%	26.2%	25.1%
Outstanding shares (6)	635,282,297		633,570,938	603,537,409

(1)	Includes 25,864,000 shares held of record by Sormiou Holdings. Dr. Marc Lassus sold a portion of his shares in December 2002, and remains the beneficial owner of 5,875,050 shares.

(2)	Mr. Stefan Quandt was a member of the board of directors of Gemplus SA from July 1999 to February 2000, and of our board of directors from February to November 2000. On May 2, 2002, the Quandt family reorganized their holdings of our shares. As of that date, 100 shares were held of record by Stefan Quandt and 100 shares were held of record by Johanna Quandt. In addition, 33,236,428 shares were held by Acton 1 Beteiligungs GmbH, 35,700,770 shares by Acton 2 Beteiligungs GmbH and 46,570,802 shares by Acton 3 Beteiligungs GmbH, all companies controlled by members of the Quandt family.

(3)	In December 2002, Sagem Group acquired 60,888,639 shares. 11,053,465 shares were held by Sagem SA, 45,402,562 shares were held by Sagem International and 4,432,612 shares were held by TREL PARTICIPATION, Sagem International and TREL PARTICIPATION being companies affiliated with Sagem SA. To our knowledge a substantial portion of these shares were acquired from Dr. Marc Lassus.

(4)	Texas Pacific Group is a group of investment funds founded by Messrs. David Bonderman, James G. Coulter and William S. Price III to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the Texas Pacific Group funds. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares of our company held by Texas Pacific Group. Messrs. Bonderman and Price are also directors of our company. Mr. Abel Halpern, a consultant to Texas Pacific Group, is also a director of our company.

(5)	Including 30,743,679 shares, following the transfer of shares made by our former Chief Executive Officer in 2001, and cancelled as of March 10, 2003.

(6)	Excludes ordinary shares issuable upon the contribution of shares of Gemplus SA held by our employees.

     To our knowledge, there are no other shareholders holding more than 2% of our voting rights as of April 29, 2003.

     As of May 7, 2003, there were 4,302,091 of our ADSs outstanding, representing 8,604,182 ordinary shares, or 1.43% of our total shares outstanding. There are currently 28 record holders of our ADSs of which 27 have registered addresses in the United States and one in Canada. In addition, as of May 7, 2003, 159,380,179, or approximately 26%, of our ordinary shares were held by 11 record holders with registered addresses in the United States.

     As of April 29, 2003 our total amount of shares was divided into 381,845,746 shares held under street name held through Euroclear and 221,691,663 registered shares.

     In 2002 we ordered a partial bearer share register through Euroclear for shareholders holding more than 100,000 shares as of July 18, 2002. We also ordered a complete bearer share register through Euroclear as of October 1st 2002, listing 31,851 bearer shareholders.

     From our last bearer share register we note that less than 4% of our outstanding shares are held by financial institutions based in Luxembourg. We have no other shareholders who are residents of Luxembourg.

     As of December 31, 2002, approximately 5% of our registered shares were held by French residents. To our knowledge, approximately 9.6% of our shares are held by Sagem through Euroclear. Out of the remaining 50.9% of our shares held through Euroclear, the percentage of those shares held by French residents cannot be identified.

     See also “Item 6. Directors, Senior Management and Employees—Share Ownership.”

RELATED PARTY TRANSACTIONS

     We have engaged in the following transactions with our directors, senior executives and shareholders.

     During 2002, our company paid amounts totaling €10,629 thousand in connection with the resignation and cessation, respectively, of its former Chief Executive Officer, Mr. Perez, on December 19, 2001, and its former Chairman of the board of directors, Dr. Lassus, on January 10, 2002.

     During 2000, we entered into loan agreements with certain of our senior executives officers. One of our indirect subsidiaries, Zenzus Holdings Ltd, extended these loans to Mr. Antonio Perez, our former Chief Executive Officer, and Dr. Marc Lassus, our former Chairman of the board of directors, to allow them to exercise stock options granted to them in 2000, and to allow Mr. Perez to pay taxes due in connection with the grant to him of free shares. We granted to each of Mr. Perez and Dr. Lassus 10,247,893 free shares and 20,495,786 stock options with an exercise price of €3.51 per share in 2000. These loans were partially reimbursed in 2001, as discussed in Note 31 to our audited consolidated financial statements. In December 2001, we recorded severance expenses in the amount of €25,691 thousand relating to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer and cessation as Chairman of the board of directors, respectively, as described in Note 31 to our audited consolidated financial statements. See “Item 8. Financial Information—Legal Proceedings” for additional information on Dr. Lassus loan.

     Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the company’s indirect subsidiaries has agreed to arrange for the interest on these loans to be forgiven from July 1st to December 31, 2001, and to assume any income tax resulting from this forgiveness. As described in Note 13 to our audited consolidated financial statements, interest related to the loans was accrued in the Consolidated Statement of Income, totaling €3,139 thousand in 2000, €4,877 thousand in 2001 and €1,706 thousand in 2002. Income tax resulting from the forgiveness of interest from July 1st to December 31, 2001 was accrued in our 2001 Consolidated Statement of Income, resulting in a compensation expense of €3,585 thousand reflected under general and administrative expenses.

     During 2001, we entered into an agreement with a service company whose chief executive officer, Mr. Ronald Mackintosh, also served on our board of directors. Mr. Mackintosh served as our interim chief executive officer from December 19, 2001 to August 31, 2002 and resigned as chief executive officer of the service company effective on December 19, 2001. He remains a member of its board of directors and of our board of directors. This service company was appointed to provide an independent review of our management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, our company continued to use the services of this service company and the total cost recorded in our consolidated statement of income in 2002 for this arrangement amounted to €1,737 thousand. During 2000, we granted loans to Mr. Steven Gomo and Mr. Phil Faraci, two of our former executive officers. Pursuant to their employment agreements, each obtained a US $300 thousand interest-free loan to be forgiven in 24 monthly installments effective from the date of their employment. Upon their resignations in 2002, we forgave the entire loan balances that were still outstanding at the time they left our company. As a result, we recorded €6,000 in compensation expense in 2000, €150 thousand in compensation expense in 2001 and €144 thousand in compensation expense in 2002.

     In 2001, we provided three interest-bearing loans to three executive officers, to assist them to cover certain advance income tax payments they were required to make in France by acceleration upon their relocation from our offices in France to those in Switzerland, in accordance with our policy regarding expatriation assignments. One loan in the amount of €122 thousand was made to Mr. Didier Lachaud, another in the amount of €97 thousand was made to Mr. Jacques Sénéca and another in the amount of €98 thousand was made to Mr. Stephen Juge. As of March 1, 2003, the three loans had been fully repaid.

     In 2001, we provided an interest-bearing loan in the amount of €43 thousand to Mr. Philippe Vallée, one of our executive officers, to cover certain advance income tax payments he was required to make in Singapore by acceleration upon his relocation from our offices in Singapore to those in France, in accordance with our policy regarding expatriation assignments. This loan was fully repaid in July 2002.

Item 8. Financial Information

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     See “Item 18. Financial Statements” and pages F-1 through F-67.

OTHER FINANCIAL INFORMATION

Legal Proceedings

     We are involved in litigation from time to time in the ordinary course of business. We believe that none of the ordinary course litigation in which we are currently involved will have a material adverse effect on our results of operations, liquidity or financial condition.

     In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a district court judgment against us in favor of Humetrix Inc. based on a claim by Humetrix that we had breached an agreement to jointly market several products in the U.S. health care sector. The judgment was in the amount of US $15 million plus interest. Our petition seeking a rehearing was denied in November 2001, and the parties entered into a Mutual Release and Settlement Agreement on March 25, 2002. As a result of the above decision, we recorded a charge of €18.1 million, adversely impacting our 2001 operating results and resulting in a total current liability (including a previously existing provision) of €19.4 million in the balance sheet as at December 31, 2001. Our company paid all amounts due under the Mutual Release and Settlement Agreement in 2002, and no further obligations remain.

     A former director of our company, Mr. Ziad Takieddine, who resigned from the board of directors on December 19, 2002, has initiated certain legal proceedings against our company before the commercial court in Luxembourg. On October 1, 2002, Mr. Takieddine filed an injunction-type lawsuit (or “référé” proceeding) seeking the annulment of the effects of the board meeting of September 23, 2002, or alternatively the cancellation or suspension of the effects of the decisions of the board meeting of September 23, 2002, on various procedural grounds. Such procedural grounds include: the alleged failure to send documents to board members sufficiently in advance of the meeting; alleged failure to provide to the board, or for the board to approve, draft minutes of previous board meetings; the holding of the meeting by telephone conference call rather than in person; the alleged unjustified attendance at the meeting of non-board members; and other procedural grounds. On October 17, 2002, the court ordered the suspension of the effects of the board meeting of September 23, 2002. At a meeting on October 29, 2002, the board re-adopted and re-approved most of the decisions of the board meeting of September 23, 2002. Our company contests and has appealed the court’s order of October 17, 2002, and on May 13, 2003 a hearing was held on the appeal. The court will issue its decision on June 24, 2003.

     On November 5, 2002, Mr. Takieddine filed a second injunction-type lawsuit seeking the annulment of the effects of the board meeting of October 29, 2002, or alternatively cancellation or suspension of the effects of the decisions of the board meeting of October 29, 2002, on similar grounds to those involved in his initial lawsuit mentioned above. On November 18, 2002, the court rejected and dismissed Mr. Takieddine’s claims. Our company is not aware of any appeal of this decision.

     On October 23, 2002, Mr. Takieddine filed a lawsuit on the merits challenging the validity and requesting the annulment of the decisions of the board at its meetings of July 30, August 29 and September 23, 2002, and the board’s decision on October 29, 2002, to convene a shareholders meeting on November 21, 2002 (later adjourned and re-scheduled for unrelated reasons to December 19, 2002). At a hearing on January 22, 2003, which had been set on an expedited basis at Mr. Takieddine’s request, this lawsuit was stricken without prejudice from the current docket by the court for failure by the plaintiff to actively prosecute the case. Either party may petition the court to set a future hearing date. Our company has not been informed of any step by Mr. Takieddine to request the court to set a new hearing date. Our company believes that the claims asserted by Mr. Takieddine in each of these three legal proceedings are without merit.

     In 2000, one of our indirect subsidiaries made a loan to Dr. Lassus to assist Dr. Lassus to exercise stock options, pursuant to his then current terms of employment. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Mr. Lassus ceased his office as Chairman of our board of directors and resigned from all other positions that he held with our company and any of its affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of its affiliates. We have not yet received the guarantees of reimbursement (including a pledge of Dr. Lassus’s option shares) that Dr. Lassus was required to provide, inter alia, as confirmed in a letter agreement dated December 19, 2001. Although we recorded an expense of €67.6 million effective June 30, 2002, following the write-down of the loan, we have not forgiven the loan. A special committee of our board of directors recommended that our indirect subsidiary initiate legal action to seek security for the loan and its repayment. Our board of directors agreed with the special committee’s recommendations, also based on the opinion of special independent legal counsel, and an ad hoc arbitration proceeding was commenced by our company and its indirect subsidiary against Dr. Lassus in London, England, in January 2003.

     In November 2002, three French subsidiaries of our company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The major components of the assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Although the aggregate assessment, including interest and penalties, originally approximated €120 million, we believe that significant aspects of the claim are without justification and intend to vigorously contest the assessment. By reason of the assessment, we increased our provision for tax risks at December 31, 2002 by €5.9 million, and transferred the amount of €20.3 million from a valuation allowance against deferred tax assets to provision for tax risks (see Note 19 to our consolidated financial statements). By letter in April 2003, the French tax authority reduced the tax assessment to approximately €83.5 million. Our company does not believe that the assessment will have a material effect on our company’s liquidity and notes that certain of the taxes assessed result from timing adjustments that could reduce taxes in subsequent periods.

     In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A. on the one hand, and the companies Gaming Chips International S.A.R.L. (“G.C.I.”) and F.N.2.C. S.A. on the other hand, alleging a breach of a contract relating the promotion of a smart card reading system device in the area of casino slot machines. Mr. Nicolaï requested the Commercial Court to nominate an expert to determine the amount of his damages. G.C.I. and F.N.2.C. then adopted the arguments developed by Mr. Nicolaï, joined in the request for designation of an expert and, in addition, sought an order for the payment by Gemplus S.A. to them respectively of FRF 3 million (€457 thousand) and FRF 21,250 thousand (€3,240 thousand) as a provisional advance on damages. On June 21, 2000, the Marseille Commercial Court (i) rejected all of Mr. Nicolaï’s claims; (ii) found that Mr. Nicolaï’s contract rights had been transferred to G.C.I. and F.N.2.C.; (iii) appointed an expert; and (iv) awarded G.C.I. and F.N.2.C. a provisional advance on damages respectively of FRF 500 thousand (€76 thousand) and FRF 400 thousand (€ 61 thousand). Gemplus S.A. appealed this decision before the Aix en Provence Court of Appeal.

     In April 2003, the expert transmitted to the parties a preliminary report indicating that the amount estimated by the expert of the plaintiffs’ damages would be on the order of €13 million. Gemplus S.A. immediately formally contested this evaluation on the grounds that the expert (i) had not responded to the subject matter of the assignment given to him by the Commercial Court; (ii) had not answered the challenges raised by Gemplus S.A. in its prior submissions to the expert; and (iii) had not given any details on the evolution of the price of smart cards, on the number of cards necessary for each device per year and on the number of gambling machines already equipped with smart cards systems in the world. In conclusion, Gemplus S.A. relied upon the absence of a significant market for smart cards applications in the area of casino slot machines. Under these circumstances, Gemplus S.A. made a provision for this litigation in the first quarter of 2003 in an amount of €1,800 thousand.

     On March 7, 2003, the workers’ committee of Gemplus SA, our main French subsidiary, filed an action before the Marseille Commercial Court with the support of Sagem SA, one of our main shareholders, requesting the Commercial Court to nominate an expert to analyze certain decisions allegedly taken by the management or the supervisory board of Gemplus SA, to prohibit Gemplus SA from taking or implementing certain of such alleged decisions and to appoint a Court-designated representative to monitor such requested prohibition. On April 2, 2003, the Commercial Court nominated two experts qualified to act before the French Supreme Court, with the mission to analyze, and to prepare and file with the Commercial Court a report within three months, regarding (i) the alleged re-capitalization of the U.S. subsidiaries of Gemplus SA; (ii) a list of the tax credits and tax subsidies received by Gemplus SA and of patents and trademarks filed by Gemplus SA during the fiscal years 1998-2002, and to describe the intragroup transfers and licenses of such patents, related know how and trademarks during such period; and (iii) whether during the period 1999-2002 the evolution in the level of the workforce of Gemplus SA was proportional to the evolution of the level of activity and revenue; whether the variation in the size of the workforce was the result of management decisions or seems to have been dictated by market conditions; and whether internal forecasts of management would appear to indicate future significant staff reductions. The Commercial Court rejected the workers’ committee’s other requests. The purpose of this proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. Our company believes that the workers’ committee already had sufficient information regarding the alleged management decisions cited and intends to cooperate fully with the experts’ mission.

Insurance

     The company maintains certain liability insurance with respect to our operations and trading losses under appropriate insurance plans with high credit rated first-class insurance companies.

     The company also maintains certain insurance plans with respect to liabilities and claims arising from acts or omissions of directors and officers acting in their respective capacities for the company. On November 13, 2000 the board of directors authorized the company to purchase additional insurance with respect to liabilities and claims arising from acts or omissions of directors or officers related to the listing of the company’s securities in December 2000.

     The company’s facilities and their activities as a whole are covered under group plans. These plans include among other items: (i) liability insurance called “operations/after delivery” (each entity, however, purchases a local insurance plan for operation risks); (ii) damages to trading assets/trading losses coverage (some entities, however, purchase a local insurance plan with respect to these risks); (iii) fraud/intentional acts coverage; and (iv) transport coverage.

     The company also maintains local insurance plans covering certain types of risks or lesser amounts than those applicable for our group insurance plans. Under certain circumstances, the company’s group plans may be an alternative to local plans after a local plan is exhausted.

     Casualties with respect to assets and resulting trading losses are covered under a casualty insurance plan with a compensation cap of approximately €230 million for each incident and each facility, with certain exclusions and limitation provisions that we consider standard for companies of similar size and activities.

     With respect to the company’s third party liability insurance, the company believes that it maintains an appropriate level of insurance for the risks of third party claims that the company faces.

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

     We discuss certain aspects of Luxembourg and U.S. taxation of dividends in “Item 10. Additional Information—Taxation” in this Annual Report.

SIGNIFICANT CHANGES

     For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Recent Developments.”

Item 9. The Offer and Listing

NATURE OF TRADING MARKET

     Deutsche Bank Trust Company Americas is currently the depositary for our American Depositary Shares (ADSs) pursuant to a Supplemental Agreement to Deposit Agreement dated February 11, 2003. Our ADSs have been traded on the Nasdaq National Market under ticker symbol GEMP and our ordinary shares have been traded on the Premier Marché of Euronext Paris under the ticker symbol LU0121 706294-GEM since December 11, 2000.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the ordinary shares and ADSs from December 11, 2000, the first day on which our ordinary shares traded on the Premier Marché and our ADSs traded on the Nasdaq National Market. See “Item 3. Key Information—Exchange Rate Information” with respect to rates of exchange between the dollar and the euro applicable during the periods set forth below.

     Monthly Highs and Lows

	Euronext Paris		Nasdaq National Market
	€ per share		U.S.$ per ADS

	High	Low	High	Low

2000
From December 11, 2000	€9.99	€6.55	$18.88	$12.00
2001
First Quarter	€9.90	€5.13	$17.88	$9.25
Second Quarter	6.00	3.20	10.19	5.80
Third Quarter	3.60	2.42	6.18	4.35
Fourth Quarter	3.86	1.93	6.90	3.60
2002
First Quarter	€3.08	€3.08	$5.47	$3.15
Second Quarter	2.16	1.32	3.88	2.63
Third Quarter	1.50	0.37	2.86	0.77
Fourth Quarter	1.45	0.45	3.08	0.90
2003
January	€1.16	€0.92	$2.48	$2.00
February	1.01	0.81	2.10	1.76
March	0.89	0.63	2.00	1.47
April	1.00	0.79	2.25	1.68
May	1.35	0.95	3.20	2.16
June	1.46	1.08	3.40	2.53

Trading on the Premier Marché

     On September 22, 2000, the Société des Bourses Françaises SA (known as the ParisBourseSBF SA), Amsterdam Exchange N.V. and the Société de la Bourse de Valeurs Mobilières de Bruxelles SA merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, PariBourseSBF SA changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

     Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marché and the Second Marché, and the Nouveau Marché. These markets are all operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

Trading by our company in our own shares

     Under Luxembourg law, we may not issue shares to our company, but we may purchase our shares in limited cases. See “Item 10. Additional Information—Articles of Incorporation.”

Item 10. Additional Information

ARTICLES OF INCORPORATION

     The following description summarizes several aspects of our articles of incorporation and our share capital, which consists of ordinary shares only. For information regarding Organization and Register, Objects and Purposes, Disclosure of Interests, Indivisibility, General Meetings of Shareholders, Liquidation, Preferential Subscription Rights, No Limitation on Foreign Ownership, Change in Control, see our Annual Report on Form 20-F dated July 1, 2002. A copy of our articles of incorporation has been filed as an exhibit to this Annual Report.

Directors

     Our articles of incorporation provide that in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, have a record of his statement included in the minutes of the meeting, and refrain from deliberating and voting on the matter. At the following general meeting, a special report shall be made on any transactions in which any of the directors has had an interest conflicting with our own. Our articles of incorporation provide that the age limit of directors is seventy (70) years. There is no share ownership requirement for directors. See “Item 6. Directors, Senior Management and Employees—Board of Directors” for additional information about our board of directors. There is no explicit restriction in the articles of incorporation on the borrowing power of directors. Director compensation is determined by the Compensation Committee or the board.

Share Capital

     As of April 29, 2003, our subscribed capital is fixed at €127,787,050.4 consisting of 603,537,409 shares with no par value. As of April 29, 2003, our authorized share capital was €400 million, consisting of 2 billion shares with no par value. Our authorized share capital may be increased or reduced by resolution passed with a two-thirds majority vote at a meeting of shareholders. Luxembourg law provides that shareholders have preemptive rights to subscribe for any new share issued by us for cash consideration.

     On November 10, 2000, our shareholders authorized our board of directors to increase our share capital by a maximum amount of €394 million and issue up to 1.97 billion new shares on terms and conditions and at such times as it deems appropriate, during a three-year period from the date of publication of the minutes of the extraordinary general meeting, except for issues of shares for any of the purposes listed below, which may occur within five years of this date:

•	the issuance of a maximum of 20 million shares in exchange for shares of Gemplus SA at a ratio of 50 shares of our company for 1 share of Gemplus SA;

•	the issuance of a maximum of 56,845,700 shares in exchange for shares of Gemplus SA to be issued under any of Gemplus SA’s stock option plans in existence on or prior to February 1, 2000, at a ratio of 50 shares of our company for 1 share of Gemplus SA, or with respect to options to be issued by us to subscribe for shares in our company on terms identical to those existing for options issued under any of these stock option plans against surrender or exchange of, or renunciation to, these stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

•	the issuance of a maximum of 50 million shares with respect to the options granted to the employees or officers of our company (including any of its subsidiaries or affiliates) in accordance with the stock option plans as from time to time adopted by the board of directors, subject to such further conditions as may be imposed by a general meeting of our shareholders; and

•	the issuance of a maximum of 60 million shares without nominal value to senior management, board members and/or executives of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of board members, in the form of free shares, on terms and conditions determined by the board of directors in its sole discretion. Upon any issues of free shares, we will be required to record an amount equal to the accounting par value of these shares in our shareholders’ equity and deduct an equivalent amount from our realized profits or distributable reserves, which may limit our ability to pay dividends or make other distributions to our shareholders.

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

Form, Ownership and Transfer

     Our shares are issued in registered form. Pursuant to Luxembourg law, we keep a register of all of the holders of our registered shares. Ownership of registered shares will be established by inscription in the register and confirmations of these inscriptions are issued to our shareholders upon request. We may appoint registrars in different jurisdictions, each of whom will maintain a separate register for the shares entered in each of these registers. Holders of our shares may elect to be entered into one of these registers and to transfer their shares from one register to another. We currently have no separate registers other than our Luxembourg share register.

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

Voting Rights

     Each share is entitled to one vote. The shareholders shall vote on each candidate individually. Board members are elected by the simple majority of votes of the shareholders present or presented and voting at the relevant meeting pursuant to the simple majority rules for election of directors under applicable Luxembourg law. A shareholder may appear and act at any general meeting of shareholders by appointing a proxy in writing, cable, telegram, telex or telefax sent to our registered office. The board of directors may establish other conditions that must be fulfilled by shareholders to take part in any general meeting of shareholders, including the determination of the record date on which a shareholder needs to be registered to be convened to a shareholders’ meeting.

     Shareholder resolutions at an annual general meeting are approved by a simple majority of the shares represented at the meeting in person or by proxy. There are no quorum requirements applicable to annual general meetings. Amendments to our articles of incorporation require approval at an extraordinary general meeting, at which at least 50% of the voting shares must be present or represented, by shareholders present in person or by proxy, holding at least two thirds of the voting shares present or represented. If the quorum requirement for an extraordinary shareholders’ meeting is not met, the resolution to amend the articles may be passed at a second extraordinary shareholders’ meeting with no quorum requirement. Amendments to change our jurisdiction or to impose additional financial obligations on the shareholders may only be approved with the unanimous consent of all shareholders.

Dividend Rights/Exchange Controls

     Our shares will be entitled to any dividends declared by the shareholders at a general shareholders’ meeting or by our board of directors out of funds or reserves legally available for distributions. In general, under Luxembourg law, only realized profits or distributable reserves (including profits that are carried forward) determined in accordance with Luxembourg accounting principles are available for distribution as dividends. Interim dividends can be declared by our board of directors up to two times in any fiscal year if a financial statement prepared for the declaration of interim dividends shows that there are sufficient funds available for distribution.

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

Purchase of and Trading in our Own Shares

     In accordance with Luxembourg law, we may repurchase our own shares subject to certain limits and conditions, including, in several cases, the prior approval of a general meeting of shareholders. At the general meeting held on April 29, 2003, our shareholders authorized us to repurchase our shares from time to time through October 28, 2004, in an aggregate amount of up to 10% of our issued shares of capital stock. These shares can be purchased at prices ranging from €0.01 to €20 per share. Under Luxembourg law, we cannot lend or grant security for, or give financial assistance in the purchase of, our own shares, except for any loans, guarantees or other financial assistance provided to our employees.

     Our share repurchase program was implemented during the third quarter of 2001, we started the implementation of our share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Opérations de Bourse on May 4, 2001. During 2001 and 2002, we repurchased 6,073,715 shares of our outstanding common stock, at an average price of €3.06 per share. In addition, as described in Note 31 to our consolidated financial statements, our former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 shares that he had received in August and September 2000 to an indirect subsidiary of our company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001. As at December 31, 2001, we held 35,705,936 shares of our outstanding common stock. At the Extraordinary General Meeting of Shareholders held on April 17, 2002, our shareholders approved the cancellation of 4,634,859 shares held directly and purchased pursuant to our stock repurchase program, as well as the cancellation of the 30,743,679 shares held by our indirect subsidiary at the time as such shares may be transferred to us. The 4,634,859 shares were cancelled on April 17, 2002 without reduction of our issued share capital but with a consequential increase of the accounting par of the shares in issue. During the third quarter of 2002, we purchased 656,024 shares of our outstanding common stock from two former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at December 31, 2002, we held 31,727,101 shares of our outstanding common stock. The 30,743,679 shares transferred by Mr. Perez to our company’s indirect subsidiary were distributed to our company and cancelled on March 10, 2003. As of April 29, 2003, we held 2,319,229 shares of our outstanding common stock.

MATERIAL CONTRACTS

     On July 12, 2000, we entered into an employment agreement (as amended on September 1, 2000 and July 11, 2001) with Mr. Antonio Perez, regarding his employment as our Chief Executive Officer. Pursuant to this agreement, we granted Mr. Perez 10,247,893 shares of our company and options to purchase 20,495,786 shares at a purchase price of €3.51 per share. One of our indirect finance subsidiaries, Zenzus Holdings Ltd., granted Mr. Perez several loans to assist him in exercising these options.

     On October 20, 2001, we entered into a loan repayment agreement with Mr. Perez, and on December 19, 2001, we entered into an additional agreement with Mr. Perez. Pursuant to these agreements, Mr. Perez returned all of the 10,247,893 shares granted to him pursuant to his employment agreement and the 20,495,786 shares purchased upon the exercise of options as satisfaction in full of the loans extended to him by Zenzus Holdings Ltd. Mr. Perez resigned from his position as our Chief Executive Officer on December 19, 2001.

     By letter agreement dated December 19, 2001, between our company and Dr. Lassus in connection with his cessation as our Chairman of the board, we agreed to pay Dr. Lassus US$12 million. The amounts agreed to be paid to Dr. Lassus represented amounts we were obligated to pay under certain circumstances pursuant to the terms of an agreement in connection with his appointment as our Chairman, and Dr. Lassus agreed to regularize the arrangements for his existing option loans, which one of our indirect finance subsidiaries, Zenzus Holdings Ltd., had granted to him in connection with the grant of options to him in 2000. See “Item 8. Financial Information—Legal Proceedings.”

     We entered into a four-year employment agreement with Mr. Alex Mandl, dated August 29, 2002, the compensation-related terms of which were approved by our shareholders on December 19, 2002. That agreement provides essentially the following:

•	Mr. Mandl will serve as the President and Chief Executive Officer of the company with a base salary of €600 thousand and an annual performance bonus of up to 120% of his base salary, guaranteed for one year. Mr. Mandl also received a signing bonus of €500 thousand that he must repay if he voluntarily terminates his employment or is terminated for Good Cause (as defined in the agreement) prior to September 9, 2003. The company will provide Mr. Mandl with benefits comparable to those generally made available to senior company executives. The company also agreed to reimburse Mr. Mandl for his legal and accounting costs in preparing the agreement up to a maximum of US$50 thousand.

•	Mr. Mandl is required to and has purchased, directly and indirectly company shares having a market value of US$200 thousand at the public market price.

•	Mr. Mandl will be entitled to receive directly or indirectly two tranches of options to purchase a total of 12,000,000 shares of company common stock, 8,000,000 of which will be granted with an exercise price of €0.84 and the remaining 4,000,000 of which will be granted with an exercise price equal to €2.25. The options shall vest in equal twenty five percent annual installments beginning on August 29, 2003, except that if the company is sold fifty percent of the options shall vest immediately prior to the consummation of such sale.

•	The company will reimburse Mr. Mandl for certain costs and losses in the operation and sale of his former home in the United States as a result of his relocation to Geneva, Switzerland. These amounts, depending on specific circumstances, may be up to US $4,920 thousand. As of April 29, 2003, Mr. Mandl has not sold this former home.

•	If Mr. Mandl’s employment is terminated by our company without Good Cause, by Mr. Mandl for Good Reason (as defined in the agreement, including if Mr. Mandl is not permitted to sell shares of our company which he owns, directly or through vested options, in connection with a sale of more than 50% of the shares of the company by certain major shareholders) or due to his death or disability, our company will pay him (or his estate) an amount equal to between one and two years’ base salary, incentive bonus, and benefits. He will also receive up to twenty-four months’ vesting on his options. If Mr. Mandl voluntarily terminates his employment with our company or is terminated for Good Cause, our company will pay him his base salary and annual incentive bonus through the date of termination. All options that have not vested as of such date will be forfeited. In the event Mr. Mandl is subject to any excise tax pursuant to Section 280G of the United States Internal Revenue Code (due on certain severance payments made after a change of control of the company), our company will pay Mr. Mandl a gross-up payment equaling such amount.

•	Mr. Mandl is bound by a confidentiality agreement, an intellectual property agreement, a non-competition and non-solicitation agreement and an arbitration clause.

     See also “Item 5. Operating and Financial Review and Prospects—Operating Income (Loss)—Management severance expenses” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

TAXATION

     The following is a summary of the principal Luxembourg and U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of ordinary shares or ADSs. This summary applies to you only if you hold ordinary shares or ADSs as capital assets for tax purposes, and does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds ordinary shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds ordinary shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that holds ordinary shares or ADSs and owns or is deemed to own ten percent or more of any class of our stock.

     The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. You should consult your own advisers regarding the tax consequences of owning or disposing of the ordinary shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

Luxembourg Tax Considerations

     The following is a summary of the principal Luxembourg tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are not domiciled, resident, or formerly resident in Luxembourg and do not hold ordinary shares or ADSs in connection with a permanent establishment or fixed base in Luxembourg.

Dividends on Ordinary Shares or ADSs

     Dividends paid by us to you are generally subject to Luxembourg withholding tax at a 20 percent rate. You may, however, qualify for a reduced rate of withholding under an applicable income tax treaty. If you so qualify, you may be able to claim a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate. The income tax treaty between Luxembourg and the United States (the “Treaty”) generally provides for Luxembourg withholding tax at a reduced rate of 15 percent. You should consult your own tax advisers regarding the specific procedures for claiming a refund of Luxembourg withholding tax.

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

United States Federal Income Tax Considerations

     The following is a summary of the principal U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are a U.S. holder. You are a U.S. holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty. You will generally be entitled to Treaty benefits in respect of ordinary shares or ADSs if you are:

•	the beneficial owner of the ordinary shares or ADSs (and any dividends paid with respect thereto);

•	(i) an individual citizen or resident of the United States that has a substantial presence, permanent home, or habitual abode in the United States, or (ii) a U.S. corporation;

•	not also a resident of Luxembourg for Luxembourg tax purposes; and

•	not subject to an anti-treaty shopping article that applies under limited circumstances.

     The treaty benefits discussed herein generally are not available to holders that hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. This summary does not discuss the treatment of such holders.

     Comparatively minor changes in our assets or share price could result in our becoming a passive foreign investment company. See “Item 3. Key Information—Passive Foreign Investment Company Considerations.”

     In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on Ordinary Shares or ADSs

     The gross amount of any dividends distributed by us with respect to ordinary shares or ADSs (including amounts withheld in respect of Luxembourg tax) generally will be subject to U.S. federal income taxation as ordinary income to a U.S. holder. Such dividends generally will be treated as foreign source income and will generally be classified as passive income for U.S. foreign tax credit purposes. A U.S. holder will include dividends paid in a currency other than the U.S. dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date a U.S. holder received the dividends (or, in the case of ADSs, the date the depositary receives them). If dividends paid in a foreign currency are converted into dollars on the date of receipt, the U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

     Subject to generally applicable limitations under U.S. law, Luxembourg withholding tax at the rate provided under the Treaty will constitute a foreign income tax that is eligible for credit against a U.S. holder’s U.S. federal income tax liability or, at the election of the recipient, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which the U.S. holder’s expected economic profit is insubstantial.

Sale or other Disposition of Ordinary Shares or ADSs

     Subject to the discussion below under “Item 3. Key Information—Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%. A U.S. holder’s ability to use capital losses to offset ordinary income is limited.

Passive Foreign Investment Company Considerations

     Unfavorable U.S. tax rules apply to companies that are considered passive foreign investment companies (“PFICs”). We will be classified as a PFIC in a particular taxable year if either:

•	75% or more of our gross income is treated as passive income for purposes of the PFIC rules; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

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

     If we are a PFIC in respect of any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market election will be subject to a special tax at ordinary income tax rates on certain dividends received from us and on gains realized on a sale of ordinary shares or ADSs (“excess distributions”) in all subsequent years, without regard to whether we were a PFIC in the year an excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distribution had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

     A U.S. holder may avoid the unfavorable rules described above by electing to mark such U.S. holder’s ordinary shares or ADSs to market. For any year in which we are a PFIC, a U.S. holder who makes a mark-to-market election would include as ordinary income the excess of the fair market value of the ordinary shares or ADSs at year-end over the holder’s basis in those ordinary shares or ADSs. In addition, any gain recognized upon a sale of ordinary shares or ADSs would be taxed as ordinary income in the year of sale.

     We do not intend to furnish holders with the information necessary to make a qualified electing fund election.

     A U.S. holder should consult its own tax advisers regarding the U.S. federal income tax considerations discussed above and should carefully consider whether to make a mark-to-market election.

U.S. Information Reporting and Backup Withholding Rules

     Payments in respect of the ordinary shares or ADSs that are made in the United States or by a U.S. related financial intermediary will be subject to information reporting and may be subject to a backup withholding unless you:

•	are a corporation or other exempt recipient; or

•	provide a taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

If you are not a U.S. person, you generally are not subject to these rules, but may be required to provide certification of non-U.S. status in order to establish that you are exempt.

DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges. Our SEC filings are also available on the Internet at the SEC’s website at http://www.sec.gov.

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

     Our policy is to hedge against changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Derivative instruments are used for hedging purposes only.

Foreign exchange risk

     We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than the subsidiaries’ functional currencies for periods commensurate with their known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

     The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary’s functional currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

Net exposure to foreign exchange risk

As of December 31, 2002, in thousands of currencies

	USD and USD area(1)	JPY	GBP

Net balance sheet position before hedging	USD 283,191	JPY 1,245,418	GBP 11,251

Hedging position(2)	USD 352,972 125% of the net balance sheet position before hedging	JPY 1,553,249 125% of the net balance sheet position before hedging	GBP 18,904 168% of the net balance sheet position before hedging

Net balance sheet position after hedging(3)	USD 69,781	JPY 307,831	GBP 7,653

Forecasted 2003 commercial transactions on December 31, 2002(4)	USD 98,724	JPY 423,534	GBP 11,368

(1)	Including currencies closely correlated to the U.S. dollar: mainly Canadian dollar, Arab Emirates dirham and Singapore dollar.

(2)	The Company manages its foreign exchange risk using: foreign exchange swaps and forward contracts, as well as foreign exchange currency options.

(3)	The hedging position beyond the net balance sheet position is allocated to the hedge of the forecasted 2003 commercial transactions.

(4)	Forecasted 2003 commercial transactions hedged under the Company’s foreign exchange risk management policy.

     The following table sets forth our estimated positions in millions of euros for all existing currency hedging instruments as of December 31, 2002 by type of instrument. Forward contracts are valued at the contract forward rate and option contracts at the contract strike rate.

(€ in millions)

Derivatives qualifying as Hedge Effective under IAS 39
Forward Purchases:
British Pound	5.6
Singapore Dollar	15.1
US Dollar	12.2
Other	10.4

Total	43.3

Forward Sales:
British Pound	6.1
Singapore Dollar	2.2
US Dollar	52.9
Other	13.5

Total	74.7

Purchases of Call Options:
Singapore Dollar	11.4
Total	11.4

Purchases of Put Options:
British Pound	12.6
US Dollar	109.8

Total	122.4

Derivatives not qualifying as Hedge Effective under IAS 39
Forward Purchases:
British Pound	5.4
US Dollar	9.0
Other	0.3

Total	14.7

Forward Sales:
British Pound	6.9
US Dollar	192.3
Other	11.4

Total	210.6

Sales of Call Options:
British Pound	3.1
US Dollar	26.9

Total	30.0

     In addition, because we have subsidiaries that present their financial statements in a currency different from euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. All exchange differences resulting from translating those financial statements into our reporting currency, the euro, are classified as translation difference in our consolidated equity. We do not hedge our equity exposure arising from net investments in foreign entities.

Interest Rate Risk

     The Company has a low level of indebtedness and is not significantly exposed to interest rate risk fluctuations. Consequently, it has not entered into any derivative contracts to hedge interest rate risk. See Note 2 — Summary of significant accounting policies and Note 25 — Financial instruments and market related exposures.

     The following maturity schedule describes the exposure of the Company to interest rate risk. Financial assets are short-term investments in money market instruments with a duration of one week or less. The company financial liabilities are primarily short-term debt, the longer term portion being mainly leasing at floating rates. The Company is therefore in a net, short duration, financial asset position. Fair market value of the Company’s financial positions do not significantly deviate from their book value. The Company, however, faces re-investment risk: when interest rates are increasing (or decreasing), interest income is increasing (or respectively decreasing).

Maturity schedule

	From
	December 31, 2002	From
	to	1 year to	Beyond
(in thousand of euros)	December 31, 2003	5 years	5 years

Financial liabilities	(6,098)	(21,554)	(20,986)
Financial assets	417,226	—	—
Net balance sheet position before hedging	411,128	(21,554)	(20,986)
Hedging	—	—	—
Net balance sheet position after hedging	411,128	(21,554)	(20,986)

     Most of the Company’s financial investments are floating rate investments.

Equity Risk in Minority Investments

     We have several minority equity investments in publicly traded companies. The book value of our minority equity investments in publicly traded companies was totally provided for, as of December 31, 2002. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Prior to April 29, 2003, the board members were elected by cumulative voting. On April 29, 2003, our shareholders voted to eliminate cumulative voting and accordingly, to amend our articles of incorporation.

Item 15. Controls and Procedures

     Within 90 days prior to the filing of this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation as to the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion. They also concluded that there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, and no corrective actions were identified as necessary, and there were no significant deficiencies or material weaknesses.

     As part of the evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, reviewed materials with the auditors and the Audit Committee and found no significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data. The review found no material weaknesses in internal controls or fraud, whether or not material, involving management or other employees who have a significant role in our internal controls.

Item 16. [Reserved].

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     See pages F-1 through F-67, incorporated herein by reference.

Item 19. Exhibits

(a) List of Financial Statements

(b) List of Exhibits

1.	Updated and consolidated Articles of Incorporation of Gemplus International SA as amended to date (English translation included).

2.	Deposit Agreement, Supplemental agreement to Deposit Agreement and Termination Letter to Citibank, N.A., incorporated by reference to the Form F-6 dated February 28, 2003.

4.1	Employment Agreement among Gemplus International SA, Gemplus Corp., Gemplus Management & Trading SA and Alex Mandl dated August 29, 2002.

4.2	Second Amended and Restated Employment Agreement dated as of July 11, 2001 among Gemplus Americas, Inc., Gemplus International S.A. and Antonio Perez, incorporated by reference to the Annual Report of the company contained in the company’s Report on Form 20-F dated July 1, 2002.

4.3	Loan Repayment Agreement between Antonio Perez and Zenzus Holdings Limited, dated October 20, 2001, and Letter Agreement by Antonio Perez, dated December 19, 2001, incorporated by reference to the Annual Report of the company contained in the company’s Report on Form 20-F dated July 1, 2002.

4.4	Agreement between Gemplus International S.A., Zenzus Holdings Limited and Marc Lassus, dated December 19, 2001, incorporated by reference to the Annual Report of the company contained in the company’s Report on Form 20-F dated July 1, 2002.

4.5	Agreement among Gemplus SA, Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003.

8.	List of significant subsidiaries.

10.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbannes-Oxley Act of 2002.

10.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbannes-Oxley Act of 2002.
12.1	Consent from PricewaterhouseCoopers

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2003

GEMPLUS INTERNATIONAL SA

By:	/s/ Yves Guillaumot Yves Guillaumot
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Alex Mandl, Chief Executive Officer of Gemplus International SA, certify that:

1.     I have reviewed this annual report on Form 20-F of Gemplus International SA;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003
/s/ Alex Mandl

Alex Mandl Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Yves Guillaumot, Chief Financial Officer of Gemplus International SA, certify that:

1.     I have reviewed this annual report on Form 20-F of Gemplus International SA;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003
/s/ Yves Guillaumot

Yves Guillaumot Chief Financial Officer

GEMPLUS INTERNATIONAL SA

Report of Independent Accountants

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International SA and its subsidiaries at December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in accordance with International Accounting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

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

Accounting principles generally accepted in accordance with International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002, and the determination of shareholders’ equity at December 31, 2002, 2001 and 2000 to the extent summarized in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France

March 11, 2003

GEMPLUS INTERNATIONAL S A

Consolidated Financial Statements
for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)

Years ended December 31	Notes	2002	2001	2000

Net sales		787,434	1,022,986	1,204,600
Cost of sales		(587,722)	(715,516)	(750,714)

Gross profit		199,712	307,470	453,886

Research and development expenses	(10)	(92,240)	(112,885)	(90,778)
Reversal of research credit allowance	(10)	—	—	12,486
Selling and marketing expenses		(112,227)	(165,276)	(158,545)
General and administrative expenses		(89,896)	(110,657)	(89,666)
Restructuring expenses	(17)	(90,003)	(28,466)	—
Litigation expenses	(26)	—	(18,120)	—
Management severance expenses	(31)	—	(25,691)	—
Goodwill amortization and impairments	(8)	(47,117)	(27,162)	(11,204)

Operating income (loss)		(231,771)	(180,787)	116,179

Financial income		19,782	28,234	21,427
Financial expense	(29)	(70,874)	(7,532)	(8,869)
Other income (expense), net	(18)	(28,904)	45,681	(28)

Income (loss) before taxes		(311,767)	(114,404)	128,709

Income taxes benefit (provision)	(19)	(9,124)	14,184	(29,631)

NET INCOME (LOSS)		(320,891)	(100,220)	99,078

Net income (loss) per share	(21)
• Basic		(0.53)	(0.16)	0.20
• Diluted		(0.53)	(0.16)	0.18

Shares used in net income (loss) per share calculation	(21)
• Basic		606,222,660	636,992,392	497,523,946
• Diluted		606,222,660	636,992,392	539,256,206

Note:

In filings with Commission des Opérations de Bourses and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 33.

The accompanying notes are an integral part of the consolidated financial statements.

GEMPLUS INTERNATIONAL S A

Consolidated Balance Sheets

(in thousands of euros)

December 31	Notes	2002	2001	2000

ASSETS
Current assets:
Cash and cash equivalents		417,226	490,652	636,284
Trade accounts receivable, net	(4)	144,913	188,635	311,276
Inventory, net	(5)	96,513	139,794	174,101
Other current assets	(6)	93,482	103,733	97,377

Total current assets		752,134	922,814	1,219,038

Non-current assets:
Property, plant and equipment, net	(7)	216,944	268,784	249,916
Goodwill, net	(8)	73,187	116,580	155,809
Other non-current assets	(9)	84,819	150,472	234,043
Deferred development costs, net	(10)	25,910	28,470	26,349
Deferred tax assets	(18)	41,674	22,148	7,120
Investments	(11)	23,088	21,424	16,734

Total non-current assets		465,622	607,878	689,971

TOTAL ASSETS		1,217,756	1,530,692	1,909,009

LIABILITIES
Current liabilities:
Accounts payable	(12)	80,256	109,661	261,047
Salaries, wages and related items		51,188	55,967	70,738
Other current liabilities	(13)	81,133	86,411	54,867
Accrued taxes		27,209	26,527	31,005
Current portion of long-term debt	(14)	—	—	1,867
Current obligations under capital leases	(15)	6,098	3,734	3,414

Total current liabilities		245,884	282,300	422,938

Non-current liabilities:
Long-term obligations under capital leases	(15)	42,540	32,581	31,885
Long-term debt, less current portion	(14)	—	14	5,865
Deferred tax liabilities	(18)	—	—	2,296
Other non-current liabilities	(16)	53,714	30,859	43,717

Total non-current liabilities		96,254	63,454	83,763

Minority interest		15,167	17,176	17,313

Shareholders’ equity:
Ordinary shares no legal par value, 2,000,000,000 shares authorized, 637,859,088, 641,396,497, and 636,256,258 shares issued at December 31, 2002, 2001 and 2000, respectively	(20)	127,644	127,056	124,263
Additional paid-in capital		1,028,920	1,027,850	1,026,063
Retained earnings		(210,358)	125,016	235,972
Other comprehensive income	(22)	8,571	(3,968)	376
Less, cost of treasury shares		(94,326)	(108,192)	(1,679)

Total shareholders’ equity		860,451	1,167,762	1,384,995

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,217,756	1,530,692	1,909,009

The accompanying notes are an integral part of the consolidated financial statements.

GEMPLUS INTERNATIONAL S A

Consolidated Statements of Cash Flows

(in thousands of euros)

Years ended December 31	2002	2001	2000

Cash flow from operating activities:
Net income (loss)	(320,891)	(100,220)	99,078
Adjustments to reconcile net income (loss) to net cash from operating activities:
• Depreciation and amortization	133,359	120,409	79,080
• Changes in other non-current liabilities	9,420	(3,387)	(10,244)
• Provision for deferred income taxes	(1,234)	(15,976)	1,045
• (Gain) / loss on sale and disposal of assets	6,051	(65,996)	(9,311)
• Other, net	2,263	1,594	4,886
Changes in operating assets and liabilities:
• Trade accounts receivable and related current liabilities	40,598	100,063	(88,840)
• Trade accounts payable and related current assets	(27,405)	(126,920)	92,596
• Inventories	35,675	11,509	(76,140)
• Value-added and income taxes	(12,656)	(9,232)	(20,374)
• Other, net	(2,716)	14,850	(2,557)
• Restructuring reserve payable	35,958	6,177	—
• Litigation expenses payable	(18,120)	18,120	—
• Management severance expenses	(10,629)	25,691	—
• Provision for a loan to a former Chairman of the Board	67,582	—	—

Net cash (used for) from operating activities	(62,745)	(23,318)	69,219

Cash flows from investing activities:
Sale / Purchase of activities net of cash disposed / acquired	—	108,731	(99,040)
Other investments	(14,720)	(42,035)	(51,021)
Purchase of property, plant and equipment	(31,953)	(102,555)	(102,453)
Purchase of other assets	(2,860)	(19,623)	(17,630)
Change in non-trade accounts payable and other current assets	2,403	(9,843)	3,810

Net cash used for investing activities	(47,130)	(65,325)	(266,334)

Cash flows from financing activities:
Proceeds from conversion of debentures and exercise of warrants	—	—	191,753
Proceeds from shareholders contribution	—	—	613,267
Proceeds from exercise of share options	1,657	7,762	18,237
Purchase of Gemplus SA shares	—	(14,544)	—
Payments on long-term borrowings	(134)	(2,301)	(3,589)
Proceeds from sales-leaseback operations	15,962	5,711	—
Principal payments on obligations under capital leases	(3,883)	(3,373)	(3,195)
Increase (decrease) in bank overdrafts	(3,205)	4,462	832
Dividends paid by subsidiaries to minority shareholders	(4,297)	(4,256)	(3,826)
Change in treasury shares	(617)	(15,117)	85
Interests receivable on loans to senior management	(1,706)	(4,877)	(3,139)
Change in non-trade accounts payable on financing activities	—	(8,114)	7,495

Net cash (used for) from financing activities	3,777	(34,647)	817,920

Effect of exchange rate changes on cash	32,672	(22,342)	(11,627)
Net increase (decrease) in cash and cash equivalents	(106,098)	(123,290)	620,805
Cash and cash equivalents, beginning of year	490,652	636,284	27,106

Cash and cash equivalents, end of period	417,226	490,652	636,284

The accompanying notes are an integral part of the consolidated financial statements.

GEMPLUS INTERNATIONAL S A

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)

							Other
				Additional		Net	compre-
		Number	Share	paid-in	Retained	income	hensive	Treasury
	Note	of shares	value	capital	earnings	(loss)	income	shares	Total

Balance at December 31, 1999		334,135,600	10,188	145,825	169,223	(32,133)	2,814	(1,764)	294,153

Allocation of prior year earnings		—	—	—	(32,133)	32,133	—	—	—

Net income		—	—	—	—	99,078	—	—	99,078

Contribution of Gemplus SA shares to Gemplus International SA	(3)	—	56,323	(67,728)	—	—	—	—	(11,405)

Gemplus SA shares to be contributed	(3)	—	—	11,405	—	—	—	—	11,405

Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(20)	13,360,000	—	18,237	—	—	—	—	18,237

Shares issued pursuant to capital contribution, net of issuance costs €14,747	(20)	155,873,300	31,174	500,616	—	—	—	—	531,790

Options and free shares issued, net of issuance costs €1,102	(20)	61,487,358	12,298	130,317	—	—	—	—	142,615

Shares issued following exercice of warrants, net of issuance cost €6,002	(20)	56,400,000	11,280	180,473	—	—	—	—	191,753

Shares issued following Gemplus IPO, net of issuance costs €7,410	(20)	15,000,000	3,000	79,590	—	—	—	—	82,590

Shares to be issued following acquisitions of Celocom Ltd and SLP InfoWare SA	(3)	—	—	27,328	—	—	—	—	27,328

Purchase of 149,550 shares of treasury shares	(3)	—	—	—	—	—	—	(425)	(425)

Sale of 378,550 shares of treasury shares	(3)	—	—	—	(196)	—	—	510	314

Change in other comprehensive income	(22)	—	—	—	—	—	(2,438)	—	(2,438)

Balance at December 31, 2000		636,256,258	124,263	1,026,063	136,894	99,078	376	(1,679)	1,384,995

The accompanying notes are an integral part of the consolidated financial statements.

GEMPLUS INTERNATIONAL SA

Consolidated Statements of Changes in Shareholders’ Equity (continued)

							Other
				Additional		Net	compre-
		Number	Share	paid-in	Retained	income	hensive	Treasury
	Note	of shares	value	capital	earnings	(loss)	income	shares	Total

Balance at December 31, 2000		636,256,258	124,263	1,026,063	136,894	99,078	376	(1,679)	1,384,995
Allocation of prior year earnings		—	—	—	99,078	(99,078)	—	—	—
Net loss		—	—	—	—	(100,220)	—	—	(100,220)
Effect of adopting IAS 39	(22)	—	—	—	(5,003)	—	9,093	—	4,090
Shares issued following acquisitions of Celocom Ltd and SLP InfoWare SA	(3)	4,554,639	911	(911)	—	—	—	—	—
Contribution of Gemplus SA shares to Gemplus International SA	(3)	—	1,460	(1,460)	—	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(20)	2,498,100	—	4,167	—	—	—	—	4,167
Purchase of Gemplus SA shares by Gemplus International	(20)	(4,029,350)	—	(9,450)	(5,094)	—	—	—	(14,544)
Shares issued by Gemplus International SA pursuant to share options exercised	(20)	2,116,850	422	3,311	—	—	—	—	3,733
Treasury shares held following transfer of shares by senior management	(3)	—	—	6,130	—	—	—	(92,756)	(86,626)
Purchase of 4,900,534 shares of treasury shares	(3)	—	—	—	—	—	—	(15,522)	(15,522)
Sale of 636,527 shares of treasury shares	(3)	—	—	—	(639)	—	—	1,765	1,126
Change in other comprehensive income	(22)	—	—	—	—	—	(13,437)	—	(13,437)
Balance at December 31, 2001		641,396,497	127,056	1,027,850	225,236	(100,220)	(3,968)	(108,192)	1,167,762
Allocation of prior year earnings		—	—	—	(100,220)	100,220	—	—	—
Net loss		—	—	—	—	(320,891)	—	—	(320,891)
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(20)	699,100	—	992	—	—	—	—	992
Contribution of Gemplus SA shares to Gemplus International SA	(3)	—	508	(508)	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(20)	398,350	80	586	—	—	—	—	666
Cancellation of treasury shares	(20)	(4,634,859)	—	—	(14,483)	—	—	14,483	—
Purchase of 656,024 shares of treasury shares	(3)	—	—	—	—	—	—	(617)	(617)
Change in other comprehensive income	(22)	—	—	—	—	—	12,539	—	12,539
Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated
Financial Statements

1. The Company	F-8
2. Summary of significant accounting policies	F-8
3. Public offering, common control transactions, treasury shares, acquired and disposed operations	F-12
4. Trade accounts receivable	F-14
5. Inventory	F-14
6. Other current assets	F-14
7. Property, plant and equipment	F-15
8. Goodwill	F-15
9. Other non-current assets	F-16
10. Research and development costs	F-16
11. Investments	F-17
12. Accounts payable	F-17
13. Other current liabilities	F-17
14. Long-term debt	F-17
15. Capital leases	F-18
16. Other non-current liabilities	F-18
17. Restructuring	F-19
18. Other income (expense) net	F-21
19. Income taxes	F-21
20. Ordinary shares	F-22
21. Net income (loss) per share calculation	F-24
22. Comprehensive income	F-24
23. Pension plans	F-25
24. Share option plans	F-25
25. Financial instruments and market related exposures	F-27
26. Commitments and contingencies	F-30
27. Supplemental disclosure of cash flow information	F-31
28. Wages, benefits and number of employees (unaudited)	F-31
29. Related party transactions	F-31
30. Segment information	F-32
31. Management severance expenses	F-33
32. Differences between international accounting standards and US generally accepted accounting principles	F-34
33. Other required US GAAP disclosures	F-37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     THE COMPANY

Gemplus International SA, including its consolidated subsidiaries (the “Company’’), is a leading provider of enabling technology products and services for secure wireless communications and transactions. The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the telecommunications and financial services and security industries. The Company is incorporated in the Grand Duchy of Luxembourg.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). The IAS financial statements are in accordance with Luxembourg Regulation, with the exception of applying IAS 39. A reconciliation of net income and shareholders’ equity between IAS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 32.

Principles of consolidation

The consolidated financial statements include the accounts of Gemplus International SA and its majority owned subsidiaries. Investments in associated undertakings are accounted for by the equity method. These are undertakings in which the Company has between 20% and 50% of the voting rights and over which the Company exercises significant influence, but not control. All intercompany balances and transactions are eliminated.

Non-marketable equity investments in which the Company has less than 20% of the investee’s outstanding voting stock are accounted for under the cost method, because the Company does not have the ability to significantly influence the operating and financial policies of the investee. Gains or losses recognized on sale of equity securities are recorded in the income statement. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs.

Foreign currency

Most of the Company’s international subsidiaries use their local currency as their functional currency. For those subsidiaries using their non-euro local currency as their functional currency, assets and liabilities are translated into euro at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year.

Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders’ equity as other comprehensive income. For all transactions involving a currency other than the functional currency, the Company’s subsidiaries record the resulting transaction gains and losses directly to the Statement of Income.

Change in accounting policies

As at January 1, 2001, the Company adopted IAS 39 “Financial Instruments: Recognition and Measurement”.

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

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets and liabilities through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings and any derivatives that do not qualify as hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of € 4,090 thousand. The impact on shareholders’ equity at January 1, 2001 of the adoption of IAS 39 is presented in Note 25 “Financial instruments and market related exposures”. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for sales invoiced which are delayed at the buyer’s request where transfer of title and risk of loss has not occurred.

The Company also provides systems design and integration services. Revenues are recognized when delivery has occurred, contractual obligations have been met, collection is probable and the fee is fixed or determinable.

Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory are provided based upon the Company’s periodic review of inventory.

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

The estimated useful lives are as follows:

Buildings	20 years
Equipment and machinery	5 years
Furniture and fixtures	5-10 years
Leasehold improvements	8-12 years

When the Company leases assets under the terms of a long-term contract or other arrangement that transfers substantially all the benefits and risks of ownership to the Company, the fair market value of the leased property is capitalized and depreciated (as described above) and the corresponding obligation is recorded as a liability.

Goodwill

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. The Company’s rationale behind its acquisitions generally relates to (i) acquiring market share or (ii) acquiring conventional technology or (iii) acquiring technology in the Company’s core business.

Goodwill amounts are amortized over a maximum period of twenty years on a straight-line basis (twenty years, ten years, and five years, respectively, for acquisitions of type (i), (ii) and (iii)).

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company considers significant underperformance relative to expected historical or projected future operating results, significant change in the manner of its use of the acquired assets or the strategy for its overall business, and significant negative industry or economic trends.

Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal life.

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

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other non-current assets and are amortized over a period not to exceed three years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During 2000, the Company increased its capital through various capital infusions. The cash received has been invested during 2000, 2001 and 2002 in money market fixed term deposits and mutual funds, all of which are liquid investments with no risk on capital.

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

Treasury shares

From time to time the Company, with the approval of the Board of Directors, may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are recorded at cost and reported as a reduction of shareholders’ equity.

Share options accounting

Equity benefits in such forms as shares, share options, and other equity instruments, issued to executive officers and employees at less than the fair value at which those instruments would be issued to a third party, do not generate any compensation expense and have thus no impact on the consolidated statement of income in the year they are granted. Upon the issuance of the shares, or exercise of the share options, the impact of those benefits is recorded directly in “share capital” and “paid-in-capital” within shareholders’ equity, and the dilutive effect of the shares is taken into account in the calculation of the net income (loss) per share.

Derivative financial instruments

Foreign currency risk

The Company operates both its selling and manufacturing activities on a worldwide basis. In most cases, the Company’s sales are denominated in the domestic currency of customers. As manufacturing sites are located in different countries, parts of their costs are also denominated in various currencies. Therefore, the Company is exposed to foreign exchange risk on its operating transactions, whether anticipated or firm.

The policy of the Company is to hedge its foreign currency exposure on most of its firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. The contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

The Company uses foreign exchange swaps to monitor its cash flows, mainly to finance its affiliates in their functional currency, through inter-company current accounts. The foreign exchange swaps are combinations of spot purchase (respectively sales) and forward sales (respectively purchases) in the same currency and traded at the same time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges as they reduce variability in cash flows attributable forecasted transactions. For those hedges associated with forecast transactions which meet special hedge accounting criteria, the portion of their change in fair value that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion is recognized in the net profit and loss in the foreign exchange gains and losses. The gains or losses which are recognized in equity are transferred to the net profit and loss in the same period in which the hedged forecasted transaction affects the foreign exchange gains and losses (e.g., when the forecasted transaction actually occurs), as part of the cost of sales.

For hedges that do not qualify for special hedge accounting, any gains or losses arising from changes in the fair value of the hedged item and the hedging instrument are recorded as foreign exchange gains and losses for the period, except for gains and losses generated by swaps used to finance the group affiliates which are recorded as an adjustment of the interest expense.

Conventional way purchases and sales of financial assets are accounted for at trade date.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period. Such transactions had no significant impact on the 2002 foreign exchange result.

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

Fair value of derivatives

Derivatives financial instruments’ fair value is calculated at inception and over the life of the derivative.

Forward exchange contracts’ fair value at inception is zero. Valuation during and at expiration of the forward contract term is calculated according to the following parameters communicated by the Company’s banks’ counterparts:

•	spot foreign exchange rate when valuation is performed,

•	interest rate differential between the two currencies,

•	time to expiration,

•	notional amount of the contract.

Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

Option contracts’ value, at origination, is the initial premium paid or received.

Over the life of the option and at expiration, fair value is determined using standard option pricing methodology (Black & Scholes model), based on market parameters obtained from official information providers or indicative central banks fixings, and using the following basic variables:

•	market value of the underlying security,

•	option strike price,

•	volatility, communicated by the Company’s banks’ counterparts,

•	risk-free interest rate,

•	expiration date of the option.

Concentration of credit risk

Financial instruments that could potentially subject the Company to concentrations of credit risk are limited due to its broad geographic and customer distribution. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2002, 2001 and 2000. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations. As of December 31, 2002, the Company did not have any significant concentration of business transacted with a particular customer or lender that could, if suddenly eliminated, severely impact our operations. Cash and cash equivalents are invested with several major financial institutions.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional costs when such costs are incurred. Advertising and promotional expense was € 5,735 thousand, € 6,995 thousand and € 9,331 thousand for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.     PUBLIC OFFERING, COMMON CONTROL TRANSACTIONS, TREASURY SHARES, ACQUIRED AND DISPOSED OPERATIONS

Public offering

On December 8, 2000 the Company completed a public offering of 15,000,000 new ordinary shares. These shares were sold in a single global offering totaling 81,401,445 shares of which 15,000,000 new ordinary shares were offered by the Company and 66,401,445 shares were offered by certain existing shareholders of the Company. Total proceeds from the global offering, before underwriting discounts, commissions and fees of € 37,068 thousand, were € 488,409 thousand which resulted in an allocation of proceeds of € 90,000 thousand to the Company and € 398,409 thousand to selling shareholders. The Company’s net proceeds from the offering, after underwriting discounts, commissions and fees of € 7,410 thousand, were € 82,590 thousand.

Common control transactions

In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Group, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxembourg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting.

As at December 31, 2002, certain shares held by employees or former employees had not yet been contributed. Shares still to be contributed correspond to the equivalent of 4,288,150 Gemplus International SA shares representing 0.67% of the shareholdings of Gemplus International SA, which in total was represented by 637,859,088 shares as at December 31, 2002. Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares will be converted. They have thus been included in both the basic and diluted earnings per share calculations. As of December 31, 2002, certain options held by employees under the Gemplus SA share option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares will be contributed by their holders to Gemplus International SA.

Treasury shares

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Opérations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share. In addition, as described in Note 31, the Company’s former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International SA shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001. As at December 31, 2001, the Company held 35,705,936 shares of its outstanding common stock. At the Extraordinary General Meeting of Shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, as well as the cancellation of the 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reduction of the issued share capital of the Company but with a consequential increase of the accounting par of the shares in issue. During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at December 31, 2002, the Company held 31,727,101 shares of its outstanding common stock. The 30,743,679 shares transferred by Mr. Perez to the Company’s indirect subsidiary were distributed to the Company and cancelled on March 10, 2003.

Treasury shares variation is as follows:

Number of treasury shares

As at December 31, 2000	698,250

Purchase of shares pursuant to the Company’s share repurchase program	4,900,534
Shares held by the Company’s indirect subsidiary following transfer of shares by senior management	30,743,679
Sale of treasury shares	(636,527)

As at December 31, 2001	35,705,936

Cancellation of treasury shares	(4,634,859)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	656,024

As at December 31, 2002	31,727,101

Acquired operations

In November 2000, the Company completed its acquisition of Celocom Limited (“Celo”), an electronic transaction security business. The total purchase consideration of € 55,725 thousand was comprised of cash of € 30,574 thousand and 4,191,776 ordinary shares amounting to € 25,151 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included € 3,387 thousand for developed software. Such intangible asset is being amortized using the straight-line method over its estimated useful lives of three years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of € 54,385 thousand. Such goodwill is being amortized using the straight-line method over five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In October 2000, the Company completed its acquisition of SLP InfoWare SA (“SLP”), a software developer in the wireless services business. The total purchase price paid for SLP was € 51,177 thousand, comprised of cash of € 49,000 thousand and 362,863 in ordinary shares amounting to € 2,177 thousand. The acquisition was recorded under the purchase method of accounting, and accordingly, the assets acquired and liabilities assumed were recorded at estimated fair values. Incremental fair value adjustments included € 8,400 thousand for developed software and € 1,700 thousand for patents. Developed software and patents are being amortized using the straight-line method over their estimated useful lives of three years. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of € 37,153 thousand.

During 2002, goodwill was written-off based on impairment testing. As a result, a € 22,124 thousand goodwill amortization expense was recorded in the 2002 statement of income (see Note 8). Due to significantly declining sales of SLP software, the Company decided to either cease or sell SLP operations. The net book value of other intangible assets resulting from the acquisition (developed software and patents) was also expensed, resulting in a restructuring charge amounting to € 2,750 thousand in the 2002 Consolidated Statement of Income.

On a pro-forma basis, as if Celo and SLP had been acquired at the beginning of fiscal year 2000, revenue and expenses with the exception of goodwill amortization would not differ materially from the amounts reported in the Company’s accompanying consolidated financial statements for the year ended December 31, 2000. On a pro-forma basis, amortization of related goodwill would have reduced net income by € 15,586 thousand in 2000. On a pro-forma basis, basic earnings per share and diluted earnings per share would have been reduced by 0.03 and 0.03, respectively, for the year ended December 31, 2000.

In April 2000, the Company completed its acquisition of ODS (Oldenbourg Daten System), a German manufacturer of memory chip phone and bankcards as well as microprocessor pay-TV cards. The final purchase consideration was € 21,713 thousand. The excess of the purchase price over the fair market value of net assets acquired generated goodwill of € 8,138 thousand. Such goodwill is being amortized using the straight-line method over five years.

During 2002, 2001 and 2000, the Company acquired various other companies, mainly with activities in the field of research and development. The impact of these acquisitions on the consolidated financial statements was not material.

In 2000, purchase of activities net of cash acquired and corresponding goodwill can be analyzed as follows:

	(in thousands of euros)

	Celo	SLP	ODS and others	Total

Cash payments	30,574	49,000	19,801	99,375
Cash acquired	(325)	(10)	—	(335)

Purchase of activities net of cash acquired	30,249	48,990	19,801	99,040

Advance payments made during 1999	—	—	3,990	3,990
Consideration paid in shares	25,151	2,177	—	27,328

Acquisition costs net of cash acquired	55,400	51,167	23,791	130,358

Developed software	3,387	8,400	—	11,787
Patents	—	1,700	—	1,700
Property, plant and equipment	466	144	11,344	11,954
Accounts receivable and other current assets	965	5,549	9,470	15,984
Deferred tax assets (liabilities) net	(102)	1,165	2,795	3,858
Bank overdrafts	(3,173)	(135)	—	(3,308)
Accounts payable and other current liabilities	(528)	(2,809)	(9,680)	(13,017)

Fair value of net assets acquired	1,015	14,014	13,929	28,958

Goodwill	54,385	37,153	9,862	101,400

Disposed operations

On August 23, 2001, the Company completed the sale of its subsidiary SkiData AG (“SkiData”), the Company’s electronic access-control solutions business unit, to Kudelski SA, for € 117,500 thousand, of which € 33,500 thousand was received in cash and € 84,000 thousand was received in shares, which the Company immediately resold for € 84,000 thousand to a designee of Kudelski. As a result of the transaction, the Company’s 2001 Consolidated Statement of Income only includes SkiData’s operational results up to August 23, 2001.

In connection with the agreement that was reached between the Company and Kudelski SA to sell SkiData, the Company entered into an agreement with Meridiana-Werzalit BV (“Meridiana”) to purchase the remaining shares of SkiData held by Meridiana, a minority shareholder. Pursuant to this agreement signed on June 23, 2001, the Company purchased 700,000 shares of SkiData, representing 20% of SkiData’s issued share capital, for a total purchase consideration of € 13,081 thousand. This consideration was negotiated on the basis of an amendment to the purchase agreement dated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 1997 pursuant to which the Company had purchased the first 80% of SkiData’s shares.

In addition, on June 23, 2001, the Company entered into an agreement with Meridiana, pursuant to which Meridiana transferred to the Company in exchange for a payment of € 1 all of its rights concerning a loan of € 3,634 thousand granted to SkiData. This loan had been granted to SkiData in 1996 by Constantia, an Austrian corporation, subsidiary of Meridiana and former principal shareholder of SkiData, and was repayable under specific conditions, none of which had been met as at June 23, 2001. This transaction was recorded by the Company as a reduction of the € 13,081 thousand consideration paid to Meridiana to acquire the remaining 20% of SkiData’s shares.

The acquisition of the remaining 20% of SkiData’s shares was recorded under the purchase method of accounting. The excess of the net purchase price of € 9,446 thousand over the fair market value of the shares acquired generated a goodwill of € 7,530 thousand.

On July 31, 2001, the Company completed the sale of its Tag electronic smart labels solutions business to Axa Private Equity, for € 3,007 thousand. As a result of the transaction, the Company’s 2001 consolidated statement of income only includes Tag activities’ operational results up to July 31, 2001.

In 2001, disposal of activities net of cash disposed could be analyzed as follows:

(in thousands of euros)

SkiData and Tag

Consideration received in cash	36,507
Consideration received in shares immediately resold	84,000

Proceeds from sale of activities	120,507

Cash disposed	(3,506)

Proceeds from sale of activities, net of cash disposed	117,001

Fees	(8,270)

Proceeds from sale of activities, net of fees	108,731

Intangible assets	1,010
Property, plant and equipment	5,972
Financial assets	2,335
Accounts receivable and other current assets	60,485
Bank overdrafts	(25,538)
Accounts payable and other current liabilities	(26,504)
Long-term liabilities	(895)
Currency translation adjustment	577

Net assets sold	17,442

Goodwill disposed	22,975

Net gain on disposal of activities	68,314

4.     TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Trade accounts receivable, gross	157,399	201,481	323,987
Less, allowances for doubtful accounts	(12,486)	(12,846)	(12,711)

Trade accounts receivable, net	144,913	188,635	311,276

5.     INVENTORY

Inventory consists of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Raw materials and supplies	34,098	63,621	60,540
Work-in-process	67,883	79,394	79,103
Finished goods	8,901	14,738	45,586

Inventory, gross	110,882	157,753	185,229

Less, inventory allowance	(14,369)	(17,959)	(11,128)

Inventory, net	96,513	139,794	174,101

6.     OTHER CURRENT ASSETS

Other current assets include the following:

	(in thousands of euros)

December 31	2002	2001	2000

Value added tax receivable	40,349	36,209	36,205
Other taxes receivable	9,175	13,870	596
Foreign currency hedges	10,371	—	23,284
Advance facility to supplier	9,598	21,539	10,747
Advance payments to non-trade suppliers	2,356	7,816	7,328
Prepaid expenses	15,129	9,646	9,293
Advance payments to trade suppliers	3,369	4,572	2,049
Prepaid pension cost	504	982	1,032
Other current assets	2,631	9,099	6,843

Total other current assets	93,482	103,733	97,377

During the fourth quarter 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility for € 37.6 million. The advance facility matured over a period of three years and earns rebates at a rate of 7.5% per annum, such rebate being deemed to include interest receivable on the loan. Following the economic downturn

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in the wireless market, the Company has reduced its purchases of microprocessor chips and therefore could not earn enough rebates to cover the interest receivable on the loan. As a result, the advance facility was remeasured at amortized cost, resulting in a € 2,022 thousand financial expense in the 2001 consolidated statement of income. As of December 31, 2001, no repayment had occurred and the outstanding balance of the advance facility was € 37,694 thousand, of which € 21,539 thousand was recorded under other current assets and € 16,154 thousand under other non-current assets. An amendment to the supply and advance facility agreement was signed in October 2002, pursuant to which loan reimbursement and interest were disconnected from volumes of purchases. Repayments were rescheduled and extended until December 2004. In 2002, payments amounted to € 9,892 thousand. The measurement at amortized cost of the advance resulted in an amount of € 1,913 thousand recorded as financial in the 2002 Consolidated Statement of Income. As of December 31, 2002, the outstanding balance of the advance facility was € 23,994 thousand, of which € 9,598 thousand was recorded under other current assets and € 14,396 under other non-current assets.

Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity.

7.     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	(in thousands of euros)

December 31	2002	2001	2000

Land	6,838	7,169	5,204
Buildings	162,996	136,570	104,023
Machinery and equipment	319,760	346,267	334,620
Buildings and Machinery in progress	23,083	36,807	18,187

Property, plant and equipment, gross amount	512,677	526,813	462,034

Buildings, accumulated depreciation	(53,275)	(44,606)	(35,072)
Machinery and equipment, accumulated depreciation	(242,458)	(213,423)	(177,046)

Property, plant and equipment, accumulated depreciation	(295,733)	(258,029)	(212,118)

Property, plant and equipment, net	216,944	268,784	249,916

Interest is capitalized during the new construction or upgrade of qualifying assets. In 2002, interest was capitalized in the amount € 324 thousand, in connection with the construction of a research and development and office building located in La Ciotat, France. No interest was capitalized in 2001 and 2000.

Property, plant and equipment variation analysis is as follows:

	(in thousands of euros)

	Gross	Accumulated
	amount	depreciation

December 31, 2001	526,813	(258,029)

Additions and amortization expense	31,953	(72,376)
Disposals and retirements	(24,521)	22,896
Effect of acquisitions and disposals	2,547	(511)
Exchange rate differences	(24,115)	12,287

December 31, 2002	512,677	(295,733)

Included below are amounts related to assets subject to capital leases, which have been included in the balance of property, plant and equipment.

	(in thousands of euros)

December 31	2002	2001	2000

Land	3,334	3,459	2,756
Buildings	64,579	42,672	45,937
Construction in progress	1,494	5,711	—

Property, plant and equipment under capital lease, gross	69,407	51,842	48,693

Less, accumulated depreciation	(18,865)	(15,887)	(14,779)

Property, plant and equipment under capital lease, net	50,542	35,955	33,914

8.     GOODWILL

Goodwill consists of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Goodwill	165,443	163,402	186,080
Goodwill, accumulated amortization	(92,256)	(46,822)	(30,271)

Goodwill, net	73,187	116,580	155,809

Goodwill variation analysis is as follows:

	(in thousands of euros)

	Gross	Accumulated
	amount	depreciation

December 31, 2001	163,402	(46,822)

Additions and amortization expense	1,093	(47,117)
Effect of change for acquisitions and disposals	5,344	167
Exchange rate differences	(4,396)	1,516

December 31, 2002	165,443	(92,256)

Goodwill is being amortized on a straight-line basis over periods of five to twenty years. Goodwill is reviewed for impairment based on expectations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of future cash flows, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

During 2002, the Company recorded a goodwill write-down of € 22,124 thousand based on impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP InfoWare SA (“SLP”) in October 2000. This charge was included in the statement of income under the caption “goodwill amortization”. During 2002, the Company decided to either sell or cease SLP operations, owing to a significant decline in sales of SLP software.

9.     OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Loans receivable from senior management, net of provision (67,582 in 2002, 0 in 2001 and 2000)	11,183	75,317	150,324
Software, net of accumulated amortization (19,550 in 2002, 12,381 in 2001 and 12,549 in 2000)	25,364	31,347	21,961
Long-term portion of advance facility to supplier (Note 6)	14,396	16,154	26,867
Research tax credit	13,215	12,144	18,877
Patents and patent rights, net of accumulated amortization (4,388 in 2002, 4,865 in 2001 and 5,046 in 2000)	5,370	6,150	5,798
Rental deposits	1,902	1,622	1,978
Employee loans and other related loans	275	850	1,778
Prepaid expenses — long-term portion	8,738	—	—
Other loans and assets	4,376	6,888	6,460

Total other non-current assets	84,819	150,472	234,043

As described in Note 31, loans were granted in 2000 to Mr. Perez and to Dr. Lassus pursuant to the terms of their employment. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to the Company’s Consolidated Statement of Income. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Mr. Lassus ceased his office as Chairman of our board of directors and resigned from all other positions that he held with our company and any of its affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of its affiliates. Effective June 30, 2002, a provision amounting to € 67,582 thousand was recorded to cover the risk of possible non-reimbursement of the loan granted to Dr. Lassus, net of the amounts owned to Dr. Lassus. However, the Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings. As at December 31, 2002, the outstanding balance of the loan, net of provision, was € 11,183 thousand. This net balance reflects a claimed amount offset against accrued management severance expenses with respect to Dr. Lassus (see Note 31).

Prepaid expenses – long-term portion relates to a one-time € 11,200 thousand pre-payment of royalties made in the second quarter 2002 in favor of a supplier. The pre-paid amount is being expensed through 2005, proportionally based on number of units sold to our customers.

10.     RESEARCH AND DEVELOPMENT COSTS

Deferred development costs can be analyzed as follows:

	(in thousands of euros)

December 31	2002	2001	2000

Gross amount at beginning of year	41,357	34,846	9,074
Accumulated amortization at beginning of year	(12,887)	(8,497)	(1,376)

Balance of beginning of year	28,470	26,349	7,698

Deferred during the year	15,301	6,511	13,984
Less, allowances	(17,861)	(4,390)	(7,120)

Impact for the year on income before tax	(2,560)	2,121	6,864

Software development arising from acquisition	—	—	11,787

Balance at end of year	25,910	28,470	26,349

Gross amount at end of year	56,658	41,357	34,846
Accumulated amortization	(30,748)	(12,887)	(8,497)

Balance at end of year	25,910	28,470	26,349

Capitalized development costs comprise software to be sold including software development arising from acquisitions (see Note 3).

Research and development expenses incurred during the year consist of the following:

	(in thousands of euros)

Years ended December 31	2002	2001	2000

Research and development expenditures	95,288	124,567	104,344
Deferred development costs, net	2,560	(2,121)	(6,864)
Grants including research tax credit	(5,608)	(9,561)	(6,702)

Total research and development	92,240	112,885	90,778

Due to the special tax status of the Company until 1999, the Company’s eligibility for certain research tax credits was legally uncertain. For this reason, the Company recorded an allowance against certain research tax credits arising between 1993 and 1999 that were included as a component of other non-current assets. In 2000, the Company obtained formal confirmation that these research tax credits will be received and reversed the allowance accordingly. The reversal amounting to € 12,486 thousand has been included as a separate line item of operating income in 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     INVESTMENTS

Investments consist of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Equity affiliates	7,968	4,358	5,551
Goodwill related to equity affiliates	15,100	—	—
Accumulated depreciation on goodwill related to equity affiliates	(2,060)	—	—
Investments in non-marketable equity securities	17,367	31,173	22,867
Valuation allowance on investments	(15,287)	(14,107)	(11,684)

Investments	23,088	21,424	16,734

As at December 31, 2000, investments in equity securities included one public company, SCM, listed on the Nasdaq, which has a reasonably sized public float. Such shares were sold during 2001.

The Company has minority shareholdings in numerous non-public start-up companies. These shareholdings are recorded at cost. An allowance is recorded when there is reason to believe that an impairment in value has occurred, i.e., that the business model is questioned or that the business plan is not met.

12.     ACCOUNTS PAYABLE

Accounts payable consist of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Trade accounts payable	73,930	102,566	235,982
Non-trade accounts payable	6,326	7,095	25,065

Total	80,256	109,661	261,047

13.     OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Restructuring — provision for reduction of workforce and other cash outlays	40,975	6,177	—
Deferred revenue	14,088	5,662	9,688
Management severance liability	9,975	21,113	—
Other accrued liabilities	5,767	5,700	4,614
Customer deposits	4,554	8,897	10,344
Allowances for customer claims	2,552	5,848	2,821
Short-term debt	1,677	4,840	24,307
Tax reimbursement liability on interest forgiven on loans to senior management	1,545	3,585	—
Litigation expenses	—	19,411	—
Foreign currency hedges	—	5,178	—
Provision for employee terminations	—	—	338
Other purchase acquisition liability	—	—	2,755

Total other current liabilities	81,133	86,411	54,867

As described in Note 31, the Company recorded in its 2001 Consolidated Statement of Income a € 25,691 thousand management severance expense. As at December 31, 2002 and 2001, the corresponding liability amounted to € 9,975 thousand and € 21,113 thousand, respectively. Respectively in 2002 and in 2001, this liability was comprised of a tax reimbursement payable on the portion of the loan that has been forgiven for € 337 thousand and € 6,502 thousand and termination benefits payable in cash for € 9,638 thousand and € 14,611 thousand.

As per the December 19, 2001 agreement with Dr. Lassus, the amount of € 9,638 thousand will be payable upon fulfillment of certain specific conditions.

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company’s indirect subsidiaries has agreed to arrange for the interest on these loans to be forgiven from July 1st to December 31, 2001, and to assume any income tax resulting from this forgiveness. Interest related to the loans was accrued in the Consolidated Statement of Income, totaling € 3,139 thousand in 2000, € 4,877 thousand in 2001 and € 1,706 thousand in 2002. Income tax resulting from the forgiveness of interest from July 1st to December 31, 2001 was accrued in the 2001 Consolidated Statement of Income, resulting in a compensation expense of € 3,585 thousand reflected under general and administrative expenses.

As described in Note 26, the Company recorded a charge of € 18,120 thousand in its 2001 Consolidated Statement of Income with respect to the judgment on appeal rendered in October 2001 concerning the Humetrix litigation. This charge resulted in a total current liability (including a previously existing provision) of € 19,411 thousand in the balance sheet as at December 31, 2001. This liability has been settled in 2002.

Fair values of hedging instruments on foreign currency contracts are recorded in other current assets or liabilities. The corresponding changes in fair value are recognized in earnings or in equity.

14.     LONG-TERM DEBT

Long-term debt consists of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Long-term debt	—	—	3,688
Use of medium and long-term credit lines	—	14	4,044

Total long-term debt	—	14	7,732

Less, current portion	—	—	(1,867)

Total long-term debt, less current portion	—	14	5,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2000, long-term debt included a loan of € 3,634 thousand, granted in 1996 to SkiData by the former shareholder of SkiData, Meridiana. As described in Note 3, in connection with the sale of its SkiData subsidiary, the Company entered in 2001 into an agreement with Meridiana, pursuant to which Meridiana transferred to the Company in exchange for a payment of € 1 all of its rights concerning this loan.

At December 31, 2002, the confirmed credit facility available for the Company amounted to € 73,125 thousand.

In 1999, the Company entered into a € 150,000 thousand revolving credit facility with a syndicate of international banking institutions that bore interest at a floating rate, out of which € 73,125 thousand was available as at December 31, 2002. The Company has never drawn any amount under this revolving credit facility and decided in January 2003 to terminate it before its due date.

15.     CAPITAL LEASES

Capital leases obligations outstanding as at December 31, 2002 are analyzed as follows:

(in thousands of euros)

2003	8,060
2004	7,447
2005	9,272
2006	6,681
2007	6,358
Thereafter	23,038

Total minimum lease payments	60,856

Less, amount representing interest	(12,218)

Present value of minimum obligations under capital leases	48,638

Less, current portion of obligations under capital leases	(6,098)

Long-term obligations under capital leases	42,540

In 1999, the Company entered into a sale-leaseback transaction with two major financial institutions for a duration of eleven years ending on December 31, 2010. The proceeds received amounted to € 28,270 thousand and relate to land and an industrial and office building located in Gémenos, France. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to land and a research and development and office building located in La Ciotat, France. The building was under construction as at December 31, 2001 and was completed in October 2002. The capital lease will have a duration of twelve years ending in September, 2014. The proceeds received in 2002 amounted to € 15,962 thousand (2001: € 5,711 thousand). This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

16.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	(in thousands of euros)

December 31	2002	2001	2000

Non-current liabilities	53,293	29,989	42,184
Equity investments commitments	421	870	1,533

Total other non-current liabilities	53,714	30,859	43,717

Non-current liabilities variation analysis is as follows:

(Note 16 - continued)	(in thousands of euros)

		Effect of	Increase in	Transfer within	Amounts	Amounts
	December 31,	exchange	long-term	balance sheets	unused during	used during	December 31,
	2001	rate changes	liabilities	items	the period	the period	2002

Provision for patents claims	9,000	—	—	—	—	—	9,000
Provision for tax claims	13,727	(3)	5,932	20,300	—	(2,630)	37,326
Provision for litigation claims	2,300	(112)	—	(2,188)	—	—	—
Provision for pension costs	1,853	(58)	113	—	(42)	(86)	1,780
Other provisions	2,712	16	1,997	—	—	(1,435)	3,290
Government loans received	397	(11)	1,823	—	(265)	(47)	1,897

Total	29,989	(168)	9,865	18,112	(307)	(4,198)	53,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the patent license agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims.

From time to time, the Company and its subsidiaries are subject to tax claims from the tax authorities in the jurisdictions where the Company and its subsidiaries do business. The Company records a provision for tax risk based upon the most current information available to it and management’s judgment regarding the possible outcomes of any tax claim.

In November 2002, three French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The major components of the assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Although the aggregate assessment, including interest and penalties, approximates € 120 million, the Company believes that significant aspects of the claim are without justification and intends to contest the assessment vigorously. The amount of the assessment was reduced to € 83.5 million in April 2003.

By reason of the assessment, the Company increased its provision for tax risks at December 31, 2002 by € 5,932 thousand, and transferred the amount of € 20,300 thousand from a valuation allowance against deferred tax assets to provision for tax risks (see Note 19). The Company does not believe that the assessment will have a material effect on the Company’s liquidity and notes that certain of the taxes assessed result from timing adjustments that could reduce taxes in subsequent periods.

Certain subsidiaries of Gemplus International SA are eligible to receive government loans. These loans are only repayable when financed projects are commercially successful. For unsuccessful projects, the funds received do not have to be repaid and as appropriate the Company reverses the recorded liability.

17. RESTRUCTURING

In addition to the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two further restructuring and rationalization programs in 2002, on February 6 (the “second restructuring program”), and on December 9 (the “third restructuring program”). The Company recorded a total pre-tax restructuring charge of € 90,003 thousand in its 2002 consolidated statement of income, inclusive of all three restructuring programs, respectively € 1,514 thousand, € 80,808 thousand and € 7,681 thousand for the first, second and third program.

First restructuring program
(announced on May 2, 2001)

Pursuant to the Company’s announcement on May 2, 2001 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of € 28,466 thousand in its 2001 statement of income. This restructuring charge was in connection with the closure of a manufacturing facility in Germany, the downsizing of a research and development and services center in Canada, a reduction of the workforce following the combination of the Company’s financial services and e-business activities, and the rationalization of office facilities on a worldwide basis. An additional € 1,514 thousand pre-tax restructuring charge was recorded in the 2002 statement of income, reflecting primarily adjustments on consolidation of facilities charges.

The € 28,466 thousand charge recorded in 2001 consisted of € 15,386 thousand for headcount reductions, € 11,977 thousand for consolidation of facilities and related fixed assets and € 1,103 thousand for inventory write-offs.

The restructuring actions were taken to reduce manufacturing capacity, and, from a business standpoint, to better integrate resources, leverage technology trends, and minimize overlapping market requirements and partnerships in the financial services and e-business sectors.

The plan included the termination benefits of 497 employees representing 7% of the Company’s global workforce. Employee reductions occurred in the following areas: manufacturing organization 200 employees, research and development 123 employees, selling and marketing organizations 100 employees, system integration and consulting services 34 employees, and support functions 40 employees.

The majority of employee terminations were located in Germany (214 people), due principally to the closure of the Seebach manufacturing facility (198 people), and Canada (167 people), due to the downsizing of the research and development and services center in Montreal. The remaining 116 terminations of employment were located in different countries of the world.

Total cash outlays for the restructuring program are expected to amount to € 23,537 thousand, including €15,829 thousand for termination of employment, and € 7,708 thousand for other related exit costs. Non-cash related actions, primarily consisting of assets and inventory write-offs, amounted to € 6,444 thousand.

Second restructuring program
(announced on February 6, 2002)

Pursuant to the Company’s announcement on February 6, 2002 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of € 80,808 thousand in its 2002 statement of income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This restructuring charge is in connection with the overall termination of 1,140 employees (including non-renewal of temporary employment contracts, reduction of subcontractors and natural attrition), representing approximately 16% of the Company’s global workforce as at December 31, 2001.

The second restructuring program affected all areas within the Company (Manufacturing, Selling, Marketing, Research and Development and General and Administrative functions). The overall reduction of the workforce was broken down as follows:

•	manufacturing organization: 550 employees,

•	general and administrative functions: 245 employees,

•	selling and marketing organization: 215 employees, and

•	research and development organization: 130 employees.

The € 80,808 thousand restructuring charge recorded in 2002 consisted of € 50,500 thousand for headcount reductions, € 16,600 thousand for consolidation of facilities and other exit costs, € 12,600 thousand related to fixed asset write-offs and € 1,108 thousand related to inventory write-offs.

The majority of headcount reductions are related to the social plans in France (587 employees), North America (180 employees), Germany (69 employees) and United Kingdom (68 employees). It also included reductions made in South America, Northern Europe, Eastern Europe and Asia.

The restructuring charge also included costs related to the rationalization of office facilities primarily in North America, the United Kingdom, Northern Europe and in the South of France, as well as asset write-offs related to the rationalization of these facilities. It also included costs related to the shutdown of a personalization center near Paris, France, to the reduction of production floor space in one of the German factories as well as to the closure of a research and development center in Europe. Asset write-offs also included the costs associated with the write-down of a research and development project in Europe.

The Company expects to record an additional € 500 thousand restructuring charge related to additional employee terminations in North America. As accounting criteria for recognition were not met at December 31, 2002, these costs will be recorded during the first quarter of 2003.

Third restructuring program
(announced on December 9, 2002)

Pursuant to the Company’s announcement on December 9, 2002 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of € 7,681 thousand in its 2002 statement of income. This restructuring charge consisted of € 6,926 thousand for the write-off of certain assets, primarily in relation to SLP and China operations, and of € 755 thousand for other exit costs.

The Company expects to record a total restructuring charge of approximately € 82,100 thousand in connection with this further restructuring program, which involves the termination of about 1,100 employees globally (483 in France), and the rationalization of production sites of office facilities on a worldwide basis.

The third restructuring program will affect all organizations within the Company (manufacturing, selling, marketing, research and development and general and administrative functions). The overall expected reduction in the workforce (including subcontractors) can be broken down as follows:

•	manufacturing organization: 695 employees,

•	general and administrative functions: 183 employees,

•	selling and marketing organization: 95 employees, and

•	research and development organization: 127 employees.

The total expected restructuring charge of € 82,100 thousand relating to this program includes € 59,100 thousand for termination of employment, and € 9,100 thousand for other related exit costs. Non-cash related items, primarily consisting of the write-off of assets, amount to € 13,900 thousand.

As at December 31, 2002, the Company had not met the requirements to record the severance obligations and other exit costs as required by International Accounting Standards.

Total cash outlays

In 2002, total cash outlays for the restructuring programs amounted to € 33,400 thousand. This can be broken down as follows:

•	€ 5,500 thousand for the first restructuring program,

•	€ 27,500 thousand for the second restructuring program,

•	€ 400 thousand for the third restructuring program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restructuring activity

for the years ended December 31, 2002 and 2001

	(in thousands of euros)
	Reduction
	of workforce	Non-cash
	and other	write-offs
	cash outflows	of assets	Total

FIRST RESTRUCTURING PROGRAM
2001 restructuring charge	22,022	6,444	28,466
Amount utilized in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—
Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514
Amount utilized in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—
Restructuring reserve as at December 31, 2002	2,058	—	—

SECOND RESTRUCTURING PROGRAM
2002 restructuring charge	66,919	13,889	80,808
Amount utilized in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—
Restructuring reserve as at December 31, 2002	38,605	—	—

THIRD RESTRUCTURING PROGRAM
2002 restructuring charge	755	6,926	7,681
Amount utilized in 2002	(443)	—	—
Restructuring reserve as at December 31, 2002	312	—	—

TOTAL 2002 restructuring charge	69,188	20,815	90,003

TOTAL restructuring reserve as at December 31, 2002	40,975	—	—

Restructuring provisions amounting to € 40,975 thousand as at December 31, 2002 are mainly related to termination benefits payable in cash to employees as well as rental costs for unused space.

In 2002, there has been no reversal of unused restructuring provisions through the consolidated statement of income.

18. OTHER INCOME (EXPENSE) NET

Other income (expense) net consists of the following:

	(in thousands of euros)
Years ended December 31	2002	2001	2000

Gain (loss) on investments	(6,444)	66,425	14,035
Gain (loss) on equity investments	(3,084)	(3,505)	(4,542)
Foreign exchange gain (loss)	(15,106)	(12,618)	(889)
Gain (loss) on sale and disposal of fixed assets	63	(189)	169
Minority interests	(4,333)	(4,432)	(8,801)

Total other income (expense) net	(28,904)	45,681	(28)

As indicated in Note 11, the Company may hold minority shareholdings in various related high technology companies. In 2000, the sale of Intercall shares generated a profit of € 11,765 thousand. Prior to these sales of shares, the Company owned approximately 6% in both Intercall and SCM and less than 2% in Verisign. Subsequent to these share sales the Company owned less than 2% interest in each of these respective companies. As at December 31, 2002 and 2001, the Company had no more interests in these companies.

The € 66,425 thousand net gain on investments recorded in 2001 primarily included a € 68,314 thousand one-time gain generated from our SkiData and Tag divestitures (see Note 3).

19. INCOME TAXES

The components of income taxes benefit (provision) are as follows:

	(in thousands of euros)
Years ended December 31	2002	2001	2000

Current taxes	(9,667)	(4,074)	(28,044)
Deferred taxes	543	18,258	(1,587)

Total taxes benefit (provision)	(9,124)	14,184	(29,631)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

	(in thousands of euros)
Years ended December 31	2002	2001	2000

Income (loss) before taxes	(311,767)	(114,404)	128,709

Income tax calculated at corporate tax rate*	94,715	42,845	(48,202)
Effect of tax exemption	(15,551)	15,144	12,496
Effect of different tax rates	13,434	(916)	17,180
Effect of release of valuation allowance	1,351	4,154	—
Effect of unrecognized tax assets	(79,548)	(40,533)	(9,367)
Provision for tax risks	(5,932)	—	—
Effect of expenses non deductible and revenues non taxable	(3,900)	353	2,458
Effect of goodwill amortization resulting from mergers and acquisitions (Note 3)	(13,693)	(6,863)	(4,196)

Income tax expense for the year	(9,124)	14,184	(29,631)

*     Luxembourg tax rate of 30.38% in 2002, 37.45% in 2001 and 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of the net deferred tax asset recorded at December 31, 2002, 2001 and 2000 are:

	(in thousands of euros)
December 31	2002	2001	2000

ASSETS
Loss carryforward	158,538	82,978	39,806
Excess book over tax depreciation and amortization	4,681	2,646	2,957
Other temporary differences	54,807	32,674	21,961
Valuation allowance	(138,229)	(82,048)	(48,358)

LIABILITIES
Excess tax over book depreciation and amortization	(18,175)	(4,349)	(2,296)
Other temporary differences	(19,948)	(9,753)	(9,246)

Net deferred tax asset	41,674	22,148	4,824

Deferred tax asset	41,674	22,148	7,120
Deferred tax liability	—	—	(2,296)

Net deferred tax asset	41,674	22,148	4,824

Certain French subsidiaries, including Gemplus SA, incurred significant losses during 2001 and 2002. As the restructuring plan announced in December 2002 will continue to be implemented in 2003, it is anticipated that further tax losses will be generated in that fiscal year in France. The use of the operating losses on a carry forward basis will mainly depend upon the successful implementation of the restructuring plan and the recovery of the wireless communication market, which is difficult to predict accurately. Management recognizes that, given the guidelines under Generally Accepted Accounting Principles, future profitability, thus, cannot be clearly evidenced taking into account the uncertainty of the market and the current losses anticipated for our French operations. As a result, in 2002, the Company has booked a valuation allowance against these operating losses, net of other deferred tax assets and liabilities, in the amount of € 57,699 thousand. This valuation allowance has no significant impact on the 2002 result because it mainly includes net deferred tax assets generated in that particular fiscal year. In 2001, the valuation allowance had been partially released following favorable outcomes on certain tax investigations by tax authorities.

In late November 2002, three French subsidiaries, including Gemplus SA, received a tax assessment primarily relating to the fiscal years 1998 through 2000. The total amount of tax assessed, including penalties and interest, approximates € 120 million. This amount was reduced to € 83.5 million in April 2003. The major components of the main assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. A number of the reassessments are of a temporary nature where future adjustments, if any, will have a positive impact in later taxable periods. The Company believes that significant aspects of the assessments are without justification and intends to vigorously contest them.

Consequently, the provision for tax claims was increased by € 5,932 thousand in 2002, and an amount of € 20,300 thousand was transferred from valuation allowance to provision for tax risks (see Note 16).

At December 31, 2002, the Company had net operating loss carry forwards totaling € 158,538 thousand of which € 66,549 thousand and € 45,735 thousand are limited to five years and ten years respectively, and € 46,254 thousand may be used indefinitely. In those situations where under Generally Accepted Accounting Principles it is inappropriate to recognize deferred tax assets and other tax benefit items, management has provided a valuation allowance to reduce net deferred tax assets to the estimated realizable value.

Deferred income taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for when it is intended that these earnings will not be indefinitely reinvested in these entities.

Gemplus SA and certain of its French subsidiaries previously operated in a tax-exempt enterprise zone and the income related to their manufacturing activities in such a zone were exempt from income taxes for a ten-year period expiring between the fiscal years 1999 to 2002. The tax-free status for some of the major French entities expired during 1999. The Company has benefited from new temporary tax exemptions in 2000, 2001 and 2002, in certain countries.

The contribution of shares of Gemplus SA to Gemplus International SA, a Luxembourg company, has no effect on deferred tax assets and liabilities previously recognized.

20. ORDINARY SHARES

Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently € 400 million consisting of two billion shares with no legal par value.

On February 18, 2000, the Company issued 94,000,000 shares to Texas Pacific Group at € 3.51 per ordinary share, the fair value determined by the Board of Directors on February 2, 2000. Net proceeds from the issuance were € 319,704 thousand. In connection with this capital increase, the Company entered into a warrant agreement with Texas Pacific Group, a Company shareholder, and Dr. Lassus, the Company’s former chairman of the Board of Directors. Under this agreement, the Company granted the right to purchase another 56,400,000 shares at € 3.51 per share. These warrants were exercised on September 28, 2000, resulting in net additional proceeds of € 191,753 thousand (see Note 24).

In connection with the February 18, 2000 capital increase, the Company entered into an agreement, granting Texas Pacific Group, a Company shareholder, and Dr. Lassus the right to acquire additional shares at € 3.51 per share. On May 29 and 31, 2000, pursuant to this agreement, the Company increased its capital by issuing 61,873,300 new shares, which generated net proceeds of € 212,088 thousand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 21, 2000, a general meeting of shareholders approved a fifty-for-one stock split of the Company’s ordinary shares held by shareholders of record as of the close of business on June 20, 2000. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

On August 25, 2000 and September 28, 2000, the Company issued 61,487,358 shares pursuant to employment arrangements with Mr. Perez and with Dr. Lassus (see Note 31). These shares included 20,495,786 free shares and 40,991,572 shares resulting from the exercise of stock options at an exercise price of € 3.51 per share. The corresponding capital increase net of issuance costs was € 142,615 thousand.

On December 8, 2000 the Company completed a public offering resulting in the issuance of 15,000,000 new ordinary shares. The Company’s net proceeds from the offering were € 82,590 thousand (see Note 3).

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of € 25,151 thousand. Out of these € 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement. As at December 31, 2002, all shares had been released and are no longer in escrow.

As part of the purchase price related to the acquisition of SLP InfoWare SA in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of € 2,177 thousand. Out of these € 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of € 73 thousand was allocated to share capital, as the corresponding shares were issued.

During 2001, the Company issued 7,296,500 shares following the contribution of 145,930 shares of Gemplus SA held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder’s equity.

During 2001, the Company issued 2,116,850 shares following the exercise of Gemplus International SA stock options held by employees.

In addition, in 2001, the Company purchased at fair market value 80,587 shares of Gemplus SA, equivalent to 4,029,350 shares of Gemplus International SA, held by two former executive officers of the Company, thus reducing the Company’s shareholders’ equity. During 2002, the Company issued 699,100 shares following the exercise of Gemplus SA stock options held by employees.

During 2002, the Company issued 2,525,150 shares following the contribution of 50,503 shares of Gemplus SA held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders’ equity (see Note 3).

During 2002, the Company issued 398,350 shares following the exercise of Gemplus International SA stock options held by employees.

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Opérations de Bourse on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of € 3.17 per share. In addition, as described in Note 31, the Company’s former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International SA shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001. Consequently, as at December 31, 2001, the Company held directly 4,780,907 shares of its outstanding common stock and an indirect subsidiary held 30,925,029 shares of its outstanding common stock.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, in addition to the cancellation of 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 4,634,859 shares were cancelled without reducing the issued share capital of the Company but this caused a consequential increase of the accounting par of the shares in issue.

During the third quarter of 2002, the Company purchased 656,024 shares of its outstanding common stock from two former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As at December 31, 2002, the Company held 31,727,101 shares of its outstanding common stock. The 30,743,679 shares returned by Mr. Perez were cancelled on March 10, 2003. The cancellation of those shares in 2003 had no impact on the consolidated shareholders’ equity, in accordance with the accounting policies described in Note 2.

As described in Note 3, the total amount of shares to be issued by Gemplus International SA upon the contribution of Gemplus SA shares amounted to 4,288,150 shares, representing 0.67% of the shareholdings of Gemplus International SA, which represented a total of 637,859,088 shares outstanding as at December 31, 2002.

The number of shares as of December 31, 2002 can be analyzed as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Number of shares outstanding	633,570,938
Gemplus SA shares to be contributed	4,288,150

Number of shares outstanding including shares to be contributed	637,859,088
Treasury shares	(31,727,101)

Basic number of shares outstanding	606,131,987
Options outstanding	76,017,819
Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	684,711,779

The number of shares on a fully diluted basis is not representative of the number of shares used in computing net income per share. Net income per share is calculated using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method (see Note 21).

As at December 31, 2002, 69,135,081 shares are reserved for shares issuable under the different share options plans (see Note 24)

21. NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows. As net losses have been reported in 2002 and 2001, the dilutive effects of stock options, warrants and shares to be issued following acquisitions in 2000 of Celocom Limited and SLP InfoWare SA were excluded of net loss per share calculation in these periods.

Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 3 — Common control transactions).

(Note 21 - continued)	(in thousands of euros, except shares and per share data)
Years ended December 31	2002	2001	2000

Net income / (loss) (numerator)	(320,891)	(100,220)	99,078

Shares used in basic net income per share calculation (denominator):
Weighted average number of common shares outstanding	606,222,660	636,992,392	497,523,946

Dilutive effect of stock options	1,516,176	24,661,319	33,981,118
Dilutive effect of warrants	28,073	1,006,546	7,672,160
Dilutive effect of shares to be issued following acquisitions of Celo and SLP	—	167,936	78,982

Weighted average diluted number of shares outstanding	607,766,909	662,828,193	539,256,206

Shares used in diluted net income per share (denominator)	606,222,660	636,992,392	539,256,206

22. COMPREHENSIVE INCOME

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in capital in the shareholders’ equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at December 31, 2002, 2001 and 2000, respectively, were as follows:

	(in thousands of euros)
December 31	2002	2001	2000

Cumulative translation adjustment	1,873	(3,567)	376
Net unrealized gain (loss) on hedging instruments qualifying as effective	6,698	(401)	—

Cumulative other comprehensive income	8,571	(3,968)	376

The components of comprehensive income for the year ended December 31, 2002, 2001 and 2000, respectively, were as follows:

	(in thousands of euros)
Years ended December 31	2002	2001	2000

Net income (loss)	(320,891)	(100,220)	99,078

Change in cumulative translation adjustment	5,440	(3,943)	(2,438)
Effect of adopting IAS 39 as at January 1, 2001	—	9,093	—
Change in fair value of available-for-sale financial assets	—	(286)	—
Change in fair value of derivatives qualifying as effective hedging instruments	7,099	(9,208)	—

Change in cumulative other comprehensive income	12,539	(4,344)	(2,438)

Comprehensive net income (loss)	(308,352)	(104,564)	96,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. PENSION PLANS

Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are restricted to a lump-sum length of service award payable at the date that the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet, together with pension liabilities. The pension obligation in France amounts to € 1,338 thousand, € 1,295 thousand and € 1,079 thousand at December 31, 2002, 2001 and 2000, respectively.

The Company operates pension plans in other countries. The Company’s principal plan is a contributory defined benefit plan open to all employees in the United Kingdom.

The Company also offers an Employee Investment Plan (EIP) to all United States employees under section 401 (k) of the United States Internal Revenue Code. Company contributions to the EIP plan amounted to approximately € 1,240 thousand, € 1,903 thousand and € 1,749 thousand in 2002, 2001 and 2000, respectively.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2002, 2001 and 2000, comprise the following elements:

	(in thousands of euros)
December 31	2002	2001	2000

Current year service cost	1,549	1,640	1,088
Interest accrued on pension obligations	1,346	1,275	1,109
Actual loss (return) on plan assets	2,915	2,621	477
Net deferral	(4,339)	(4,261)	(1,974)

Total pension costs	1,471	1,275	700

The following table sets forth the funded status of pension plans:

	(in thousands of euros)
December 31	2002	2001	2000

Accumulated benefit obligation	26,234	23,880	20,683
Projected benefit obligation	27,745	25,287	21,873
Plan assets at fair value	15,233	18,110	19,043

Projected benefit obligation in excess of plan assets	(12,512)	(7,177)	(2,830)

Unrecognized net loss	12,951	8,138	3,846

Net prepaid pension cost	439	961	1,016

The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2002	2001	2000

Discount rate	6%	6%	6%
Expected rate of return on plan assets	8%	8%	8%
Assumed rate of compensation increase	4%	4%	4%

Post-retirement benefits
other than pensions

Substantially all of the Company’s employees are covered under Government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

24. SHARE OPTION PLANS

The Company may grant, under various employee share option plans (the “Plans”), options to purchase or subscribe ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant.

The options must be exercised within seven to ten years of the date of grant and typically vest equally over a period of three to four years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share option activity was as follows:

	Number of options	Number of	Price	Average price
	authorized not yet granted	options outstanding	per share	per share

Balances, December 31, 1999	9,781,100	47,623,950	€ 0.47 - € 2.29	€ 1.80

Options exercised	—	(54,730,122)	€ 0.47 - € 3.51	€ 2.99
Options granted	(115,636,673)	115,636,673	€ 2.29 - € 6.00	€ 4.26
Options authorized	150,991,572	—	—	—

Balances, December 31, 2000	45,135,999	108,530,501	€ 0.77 - € 6.00	€ 3.82

Options exercised	—	(5,114,850)	€ 0.77 - € 3.51	€ 1.62
Options granted	(2,554,590)	2,554,590	€ 2.80 - € 7.96	€ 2.97
Option terminated unexercised	9,208,833	(11,510,133)	€ 0.77 - € 7.96	€ 4.66
Options authorized	—	—	—	—

Balances, December 31, 2001	51,790,242	94,460,108	€ 0.77 - € 7.96	€ 3.82

Options exercised	—	(1,097,450)	€ 0.83 - € 2.29	€ 1.51
Options granted	(31,389,884)	31,389,884	€ 0.84 - € 2.68	€ 1.24
Option terminated unexercised	48,734,723	(48,734,723)	€ 0.83 - € 7.96	€ 4.71
Options authorized	—	—	—	—

Balances, December 31, 2002	69,135,081	76,017,819	€ 0.83 - € 7.96	€ 2.17

The following table summarizes information with respect to share options outstanding and exercisable at December 31, 2002:

		Weighted average
Exercise	Number	remaining	Number
prices	of options	contractual life	of options
(in euros)	outstanding	(years)	exercisable

0.83	995,250	1.0	995,250
0.84	8,000,000	9.7	—
1.13	16,949,508	9.9	—
1.14	20,000	9.6	—
1.28	285,500	9.6	—
1.31	160,000	9.5	160,000
1.35	378,550	2.0	378,550
1.52	975,250	2.6	975,250
1.42	1,000,000	9.5	—
1.71	5,862,400	5.0	5,628,000
2.25	4,000,000	9.7	—
2.29	18,644,800	6.3	15,687,500
2.60	74,200	9.1	—
2.68	466,000	9.1	—
2.87	86,440	8.8	21,610
2.90	427,225	8.7	106,806
3.17	60,000	8.9	15,000
3.18	50,000	8.9	12,500
3.51	13,824,723	7.4	7,012,487
3.79	744,367	8.4	186,092
4.14	33,750	8.4	8,438
6.00	2,972,356	7.9	1,486,178
7.96	7,500	8.1	—

	76,017,819	7.8	32,673,661

Weighted average exercice price (in euros)	2.17

On April 17, 2002, the Company’s Board of Directors voted to approve a plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant.

Warrants

In connection with the issuance of ordinary shares on February 18, 2000 (see Note 20), the Company issued 1,880,000 warrants. The warrants were granted at a value of € 3.51 on the date of issuance, resulting in an underlying per share value of € 3.20 using the Black & Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4.09% and an expected life of 10 months. Each warrant provides the holder the right to purchase 300 ordinary shares in exchange for 10 warrants. The warrants were exercised in full on September 28, 2000 resulting in the issue of 56,400,000 shares.

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of € 2,3375 per share, resulting in an underlying per share value of € 3.51 using the Black & Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of 4% and an expected life of 12 months. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2002, no warrant had been exercised.

25. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

Adoption of IAS 39

As indicated in Note 2, the Company adopted on January 1, 2001 IAS 39 “Financial Instruments: Recognition and Measurement”.

The adoption of IAS 39 resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of € 4,090 thousand. The impact on shareholders’ equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.

Summary of impact of adopting IAS 39 at January 1, 2001:

	(in thousands of euros)
		Other
	Retained	comprehensive
	earnings	income	Total

Hedges not qualifying as effective	(5,003)	—	(5,003)
Hedges qualifying as effective	—	8,807	8,807
Unrealized gains and losses on available-for-sale financial assets	—	286	286

Impact as at January 1, 2001 on shareholders’ equity, net of deferred income taxes	(5,003)	9,093	4,090

In accordance with the transitional requirements of IAS 39, the Company recorded in 2001 a net loss of € 5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments. The Company also recorded a net gain of € 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of € 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets. Consequently, comprehensive income was impacted by € 9,093 thousand as at January 1, 2001. This amount was recorded in foreign exchange result during 2001.

Foreign exchange exposure

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business.

The policy of the Company is to hedge its currency risk exposure arising from commercial transactions and financing. In order to achieve this objective, the Company uses foreign currency derivative instruments, entering into foreign exchange swaps and forward contracts and purchasing or selling foreign exchange option contracts. Written options are only used as part of combination strategies. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging.

Most of the derivative instruments that the Company uses to manage its foreign exchange risk exposure qualify as cash flow hedges under IAS 39, including, since October 1, 2002, foreign exchange swaps rolling over prior currency risk hedging positions.

Some derivatives do not qualify as cash flow hedges under IAS 39. These include:

(i)	the foreign exchange swaps entered into by the Company to meet the group affiliates financing requirements because they are managed on an aggregate basis, and

(ii)	the written options comprising the call component of strategies hedging our commercial exposure that are not recognized as Hedge Effective by definition under IAS 39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Outstanding forward contracts euro counter value is calculated as described below are at closing dates. As at December 31, 2002, such contracts are broken down into two categories:

(i)	those meeting hedging qualification criteria under IAS 39, and

(ii)	others that do not meet hedge accounting criteria:

	(in thousands of euros)

December 31	2002		2001		2000

	Purchased	Sold	Purchased	Sold	Purchased	Sold
	items	items	items	items	items	items

Derivatives qualifying as Hedge Effective under IAS 39
GBP	5,633	6,149	—	8,017	36,774	35,418
SGD	15,097	2,236	2,450	—	123,121	122,414
USD	12,201	52,870	—	45,404	40,034	328,420
ZAR	—	4,990	—	6,364	—	4,713
Other	10,329	8,509	309	1,429	15,368	25,021

Derivatives not qualifying as Hedge Effective under IAS 39
GBP	5,432	6,902	2,787	11,309	—	—
SGD	—	—	73,952	61,241	—	—
USD	8,991	192,314	59,051	292,951	—	—
ZAR	—	—	588	1,838	—	—
Other	325	11,411	20,528	29,937	—	—

Total forwards	58,008	285,381	159,665	458,490	215,297	515,986

Forward contracts euro counter value is calculated using the contract forward rate.

Outstanding optional contracts at closing date are as follows.

As at December 31, 2002, such contracts are broken down into two categories: (i) those meeting hedging qualification criteria under IAS 39 and (ii) others that do not meet hedge accounting criteria:

	(in thousands of euros)

December 31	2002		2001		2000

	Purchased	Sold	Purchased	Sold	Purchased	Sold
	items	items	items	items	items	items

Derivatives qualifying as Hedge Effective under IAS 39
GBP	—	12,598	—	3,205	37,076	8,330
USD	—	109,802	6,794	49,615	164,563	22,606
SGD	11,434	—	9,259	—	74,060	20,182
Other	—	—	1,371	—	8,185	2,817
Derivatives not qualifying as Hedge Effective under IAS 39
GBP	—	3,090	—	—	—	—
USD	—	26,918	—	—	—	—
SGD	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total options	11,434	152,408	17,424	52,820	283,884	53,935

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Option contracts euro counter value is calculated using the contract strike rate. Hedge effective option contracts hedge long exposure (currency put/call, euro call/put). In some cases, purchased and sold options are used as combinations (strategies).

On December 31, 2002 outstanding derivative financial instruments qualifying for hedge accounting have been entered into as a hedge of highly probable cash flows denominated in various currencies as described above, and according to the identified forecasted commercial transactions data collection. Derivatives allow the Company to sell or purchase at a predetermined rate with settlement date that range from one month up to one year, according to the hedging relationship allocation performed by year and by quarter. The euro counter value of derivatives are presented in the following table with a conversion at the contracts’ strike.

	(in thousands of euros)

					Sales	Purchases
	GBP	SGD	USD	USD	of other	of other
	sales	purchases	sales	purchases	currencies	currencies

Derivatives qualifying as Hedge Effective under IAS 39 Classification by allocation
Three-month period ending March 31, 2003	7,860	12,165	84,815	12,201	13,998	14,525
Three-month period ending June 30, 2003	6,162	2,932	41,307	—	867	1,437
Three-month period ending September 30, 2003	4,725	5,778	36,550	—	870	—
Three-month period ending December 31, 2003	—	5,656	—	—	—	—

Derivatives not qualifying as Hedge Effective under IAS 39 Classification by allocation
Three-month period ending March 31, 2003	6,902	—	192,314	8,991	11,411	5,757
Three-month period ending June 30, 2003	3,090	—	10,870	—	—	—
Three-month period ending September 30, 2003	—	—	16,048	—	—	—
Three-month period ending December 31, 2003	—	—	—	—	—	—

Total	28,739	26,531	381,904	21,192	27,146	21,719

Net unrealized gain on hedging
instruments qualifying as effective

As of December 31, 2002, unrealized gain of € 6,698 thousand net of taxes were recognized in equity, under comprehensive income, as being the effective portion of hedging instruments fair value changes associated with forecasted transactions (see Note 22).

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

Fair value of financial instruments

The following table provides information about the carrying amounts and estimated fair values of certain of the Company’s financial instruments, excluding cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses.

Following the adoption of IAS 39 in January 2001, the Company measures at fair value assets and liabilities qualified as trading or available-for-sale. Therefore, there is no difference between the carrying amounts and the estimated fair values of these assets and liabilities as at December 31, 2002.

The fair value of investments in equity securities is determined based on quoted market prices if companies are publicly listed. If the companies are not publicly listed, the fair value of investments in equity securities is determined by valuation techniques appropriate for the nature of the security. The fair market value of loans, deposits and other non-current assets is determined by discounting the nominal amount using appropriate interest rates.

The fair value of the Company’s fixed rate long-term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company’s long-term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts and of currency options contracts is determined as described in Note 2 “Summary of significant accounting policies”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	(in thousands of euros)

December 31	2002		2001		2000

	Net book	Fair	Net book	Fair	Net book	Fair
	value	value	value	value	value	value

BALANCE SHEET
Assets
Investments in equity securities	2,080	2,080	17,066	17,066	11,183	11,626
Loan, deposits and other non-current assets	32,132	32,132	99,701	99,701	187,405	186,898

Total assets	34,212	34,212	116,767	116,767	198,588	198,524

Liabilities
Long-term debt (including current portion and capital lease):
Fixed rates	—	—	—	—	18,100	18,000
Floating rates	48,638	48,638	36,329	36,329	24,931	24,900

Total liabilities	48,638	48,638	36,329	36,329	43,031	42,900

Hedging instruments on foreign currency contracts (in other current assets or other current liabilities)	10,371	10,371	(5,178)	(5,178)	23,284	25,340
Options contracts (in cash and cash equivalent)	3,266	3,266	2,187	2,187	8,909	10,943

Total (1) (off-balance sheet (2) in 2000)	13,637	13,637	(2,991)	(2,991)	32,193	36,283

(1)	In the amount reported above, assets are presented as positive amounts and liabilities as negative amounts.

(2)	The net book value and fair value of forward foreign exchange contracts and currency option contracts include unrealized gains and losses relating to hedges of firm and anticipated commitments, which have been deferred. Unrealized gains are recorded in the line item “Other current liabilities” and unrealized losses in the line item “Other current assets.”

26. COMMITMENTS AND CONTINGENCIES

Guarantees

As of December 31, 2002, the amount of guarantees delivered by the Company reached € 25,157 thousand and represents mainly performance bonds and bid bonds, as part of normal operations. Financial assets worth € 7,448 thousands were pledged to issue these guarantees.

As of December 31, 2002, guarantees consist of the following:

(in thousands of euros)

Commercial bid and performance bonds	15,752
Other guarantees	9,405

Total guarantees	25,157

Purchase agreements

As of December 31, 2002, the Company had purchase commitments for microprocessor chips with various suppliers aggregating approximately € 29.7 million.

Legal proceedings

In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a District Court judgment against the Company in favor of Humetrix Inc, based on the claimed breach of an agreement to jointly market products in the US health care sector. The judgment was in the amount of US$ 15 million plus interest. The Company’s petition seeking a rehearing was denied in November 2001, and the parties entered into a Mutual Release and Settlement Agreement on March 25, 2002. As a result of the above decision, the Company recorded a charge of € 18.1 million, adversely impacting 2001 operating results and resulting in a total current liability (including a previously existing provision) of € 19.4 million in the balance sheet as at December 31, 2001. The Company paid all amounts due under the Mutual Release and Settlement Agreement in 2002, and no further obligations remain.

In late November 2002, three French subsidiaries, including Gemplus SA, received a tax assessment primarily relating to the fiscal years 1998 through 2000. The total amount of tax assessed, including penalties and interests, approximates € 120 million. This amount was reduced to € 83.5 million in April 2003. The Company believes that significant aspects of the claim are without justification and intends to vigorously contest the tax assessment (see Note 19). As at December 31, 2002, a provision for risk amounting to € 34,790 thousand is recorded under non-current liabilities.

In addition to the litigation and claims mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

See “Item 8. Financial Information — Legal Proceedings” for additional information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lease commitments

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options.

Future minimum annual lease payments under all non-cancelable operating leases as of December 31, 2002 are as follows:

December 31	(in thousands of euros)

2003	8,490
2004	7,395
2005	5,841
2006	4,593
2007	4,387
Thereafter	2,722

Total rental expenses for all operating leases except those with terms of one month that were not renewed were € 14,042 thousand, € 12,499 thousand and € 14,242 thousand for the years ended December 31, 2002, 2001 and 2000 respectively.

Summary of Contractual Obligations

Contractual obligations and purchase commitments are payable as follows as of December 31, 2002:

		Less than	Between one	More than
(in millions of euros)	Total	one year	and 5 years	five years

Long term debt	—	—	—	—
Capital leases	60.9	8.1	29.8	23.0
Lease commitments	33.4	8.5	22.2	2.7
Purchase commitments *	39.2	39.2	—	—
Other long-term commitments	—	—	—	—
Total	133.5	55.8	52.0	25.7

*	Includes microprocessor chips purchase commitments amounting to € 29.7 millions.

As of December 31, 2002, the Company does not have any other commitments that could have a significant impact on either its financial situation, statement of income or cash flows.

27.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes were as follows:

	(in thousands of euros)

Years ended December 31	2002	2001	2000

Cash paid for:
• Interest	1,175	2,928	3,061
• Income taxes	1,729	14,338	22,308

28.  WAGES, BENEFITS AND NUMBER OF EMPLOYEES (UNAUDITED)

Wages and benefits including social security taxes amounted to approximately € 296 million, € 339 million, and € 291 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Headcount was 5,680, 6,721 and 7,870 as of December 31, 2002, 2001 and 2000 respectively.

29.  RELATED PARTY TRANSACTIONS

During 2002, the Company paid amounts totaling € 10,629 thousand in connection with the resignation and cessation, respectively, of its former Chief Executive Officer, Mr. Perez, on December 19, 2001 and its former Chairman of the Board of Directors, Dr. Lassus, on January 10, 2002.

In 2000, one of the Company’s indirect subsidiaries granted to Dr. Lassus a loan to permit him to exercise stock options, pursuant to his then-current terms of employment. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Mr. Lassus ceased his office as Chairman of our board of directors and resigned from all other positions that he held with our company and any of its affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of its affiliates. Effective June 30, 2002, the Company recorded a financial expense of € 67.6 million following the write-down of this loan. The write-down was recorded to cover the risk of possible non-reimbursement, as the Company had not yet received the guarantees of reimbursement (including a pledge of his option shares) that Dr. Lassus was required to provide, inter alia, and as confirmed in the letter agreement signed with him on December 19, 2001. The Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings. In 2002, the Company’s Board of Directors established a special committee that recommended that it was appropriate for the Company’s indirect subsidiary to take action to seek security for the loan and its repayment. The Company’s Board of Directors agreed on the special committee’s recommendations based on the opinion of special independent legal counsel. In January 2003, the Company and its indirect subsidiary initiated arbitration proceedings against Dr. Lassus intending to seek inter alia security for the loan and its repayment.

During 2001, the Company entered into an agreement with a service company, Differentis, whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its Board of Directors and our Board of Directors. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its consolidated statement of income in 2002 for this arrangement amounted to € 1,737 thousand.

During 2000, the Company entered into loan agreements with certain senior executives of the Company. These loans were partially reimbursed in 2001, as discussed further below in Note 31. In December 2001, the Company recorded severance expenses in the amount of € 25,691 thousand due to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer of the Company and cessation as Chairman of the Board of Directors, respectively, as described further below in Note 31.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the terms of the loans granted to Messrs. Perez and Lassus in 2000, one of the Company’s indirect subsidiaries agreed in 2001 to arrange for the interest on these loans to be forgiven starting July 1, 2001, and to assume any income tax resulting from this forgiveness. As described in Note 13, the Company recorded in 2001 a compensation expense of € 3,585 thousand corresponding to the income tax resulting from the forgiveness of interest.

During the years 2001 and 2000, the Company had a financial consulting agreement with a firm that included an individual who served on the Company’s Board of Directors. The consulting services primarily related to investment and business opportunity advice for the Company. The Company recognized € 20,785 thousand in the year 2000 for such advice. Effective in September 2000, this consultant no longer serves on the Board. During 2001, the Company recognized € 319 thousand according to this consulting agreement, which was terminated December 31, 2001.

During 2001, the Company reimbursed Dr. Lassus funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of € 160 thousand (GBP 100 thousand), were reimbursed to Dr. Lassus in November 2001.

30.  SEGMENT INFORMATION

As of January 1, 2002, the Company elected to change the reporting of its business segments, and restated its prior periods’ presentation to conform to this revised segment reporting.

All the activities formerly reported as part of the Network Systems segment and the Other operating segment have been transferred to the Financial Services and Security segment, except the access control systems activities of the Company’s former subsidiary SkiData and the electronic smart labels solutions activities of the Company’s former Tag subsidiary, which have been reported separately under “Disposed Operations”, as they were sold during the third quarter of 2001.

Financial Services and Security segment

Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company’s activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers.

Telecommunications segment

There is no change with respect to the Telecommunications segment, which includes the Company’s wireless solutions, as well as prepaid telephone cards and other products.

This change in business segment reporting is consistent with the changes in the Company’s financial reporting structure incorporated in its management reporting. The Company’s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments and the management does not evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

The following tables present selected data for the years ended December 31, 2002, 2001 and 2000:

	(in thousands of euros)

Years ended December 31	2002	2001	2000

Net sales
Telecommunications	544,471	681,933	883,695
Financial Services and Security	242,963	296,775	233,217
Disposed operations	—	44,278	87,688

Net sales	787,434	1,022,986	1,204,600

Gross profit
Telecommunications	154,526	228,814	378,874
Financial Services and Security	45,186	62,594	43,636
Disposed operations	—	16,062	31,376

Gross profit	199,712	307,470	453,886

Research and development expenses	(92,240)	(112,885)	(90,778)
Reversal of research credit allowance	—	—	12,486
Selling and marketing expenses	(112,227)	(165,276)	(158,545)
General and administrative expenses	(89,896)	(110,657)	(89,666)
Litigation expenses	—	(18,120)	—
Management severance expenses	—	(25,691)	—
Restructuring expenses	(90,003)	(28,466)	—
Goodwill amortization	(47,117)	(27,162)	(11,204)

Operating income (loss)	(231,771)	(180,787)	116,179

Note: Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of sales to external customers by geographic area for the years ended 2002, 2001 and 2000:

	(in thousands of euros)

Years ended December 31	2002	2001	2000

Americas	171,717	231,606	185,400
Europe, Middle-East, Africa	416,220	473,996	613,612
Asia	199,497	273,106	317,900
Disposed operation	—	44,278	87,688

Net sales	787,434	1,022,986	1,204,600

Note: Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle-East and Africa region.

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxembourg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2002, 2001 and 2000.

31.  MANAGEMENT SEVERANCE EXPENSES

In 2001, the Company recorded a total € 25,691 thousand charge in its Consolidated Statement of Income with respect to the changes in its management decided at its Board meeting of December 19, 2001.

There were no accruals in 2002 for management severance expenses relating to Messrs. Perrez and Lassus.

During 2000, the Company entered into an employment agreement with Mr. Perez, its former CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. The stock options had an exercise price of € 3.51 per share. In addition, one of the Company’s indirect finance subsidiaries made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of € 88.9 million. Each loan bore interest at the rate provided in Section 1274 (b) (2) (b) of the US Internal Revenue Code of 1986, which is based on the US Federal short-term rate. Therefore interest rates ranged from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of € 71.9 million) and taxes related to the free shares (for an aggregate amount of € 17 million) and were secured by the shares purchased by Mr. Perez upon exercise of the options.

Concurrently with the issuance of free shares and options to Mr. Perez, the Company issued 10,247,893 free shares and 20,495,786 stock options to Dr. Lassus, the founder of the Company and former Chairman of the Board of Directors. The stock options had an exercise price of € 3.51 per share. In addition, one of the Company’s indirect finance subsidiaries has made loans to Dr. Lassus in an aggregate amount of € 71.9 million on the same interest and repayment terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him. On November 2, 2001, the Company announced that its Chief Executive Officer, Mr. Perez, had signed an agreement with one of its indirect subsidiaries pursuant to which he committed to return all of the Gemplus International SA shares that he received in August and September 2000 to such indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001.

Mr. Perez transferred these shares pursuant to two agreements. The first agreement was signed on October 20, 2001. Mr. Perez transferred 18,574,306 shares to the Company’s indirect subsidiary, at a price of € 2.79 per share, representing € 51,822 thousand that were recorded in reimbursement of a portion of the loans in the same amount. The difference between the value of the shares pursuant to the agreement (€ 2.79 per share) and the market closing price of the Company’s shares as at the time of the effective transfer of the shares (€ 3.12 per share) was reflected in shareholders’ equity, resulting in an increase of € 6,130 thousand of the caption “paid-in capital”.

The second agreement was signed on December 19, 2001, at the time Mr. Perez resigned his position as President and Chief Executive Officer of the Company. Mr. Perez transferred 12,169,373 shares to the Company’s indirect subsidiary, at a price of € 2.86 per share, representing the market closing price of the Company’s shares as at December 19, 2001, totaling € 34,804 thousand. The difference between the fair value of the shares and the remaining loan outstanding was recorded in the Company’s Consolidated Statement of Income, resulting in a charge of € 6,838 thousand.

Mr. Perez was also entitled to a tax reimbursement on the portion of the loan that was forgiven. Such reimbursement was accrued in 2001 in an amount of € 6,502 thousand. In addition, Mr. Perez is entitled, pursuant to his employment agreement, to receive a severance payment, that was accrued in 2001 in an amount of € 1,161 thousand. Consequently, the total charges associated with Mr. Perez's resignation amounted to € 14,501 thousand. Such amounts were paid in 2002, with the exception of an amount of € 337 thousand included under the caption other current liabilities in the Company’s balance sheet as at December 31, 2002 as a reserve for the tax reimbursement.

Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Mr. Lassus ceased his office as Chairman of our board of directors and resigned from all other positions that he held with our company and any of its affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of its affiliates. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a payment to Dr. Lassus in the amount of US$ 12 million (€ 13,450 thousand), such payment representing partly a severance payment (€ 11,190 thousand) and partly the cost of a pledge of Dr. Lassus’ 20,495,786 option shares as security for the loans (€ 2,260 thousand). The cost of the pledge was deferred in the balance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

sheet as at December 31, 2001. As discussed in Note 29 “Related party transactions”, the shares ultimately were not pledged, and therefore the cost of the pledge was charged to expenses in the Company’s 2002 Consolidated Statement of Income. The total charges for the fiscal year ended December 31, 2001 associated with Dr. Lassus’ cessation as Chairman amounted to € 11,190 thousand. As at December 31, 2002, an amount of € 9,638 thousand included under the caption other current liabilities, was payable upon fulfillment of certain specific conditions pursuant to the agreement with Dr. Lassus dated December 19, 2001, including the condition of pledging his option shares. Such conditions have not been fulfilled. The Company has not paid this sum, and claims it in offset against amounts payable pursuant to the loan granted to Dr. Lassus to permit him to exercise stock options in 2000.

32.  DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(Note 32 - continued)	(in thousands of euros, except shares and per share amounts)

Years ended December 31	2002	2001	2000

Net income (loss) in accordance with IAS	(320,891)	(100,220)	99,078

Capitalized development costs	(1,803)	(3,227)	(2,291)
Hedge accounting	—	—	8,030
Share options accounting	(2,887)	69,262	(229,724)
Purchase accounting	(2,351)	(8,104)	—
Goodwill amortization	49,177	—	—
Other differences	360	564	1,256
Deferred tax effect of US GAAP adjustments	(1,277)	1,057	408

Total differences between US GAAP and IAS	41,219	59,552	(222,321)

Net income (loss) per US GAAP before change in accounting principle	(279,672)	(40,668)	(123,243)

Changes in accounting principles:
Hedge accounting	—	(8,807)	—

Net income (loss) per US GAAP	(279,672)	(49,475)	(123,243)

Change in cumulative other comprehensive adjustment in accordance with IAS	12,538	(4,344)	(2,438)
Change in effect of IAS/US GAAP adjustments on other comprehensive income	(3,233)	(5,054)	(9,476)

Other comprehensive income (loss), net of tax	9,305	(9,398)	(11,914)

Comprehensive income (loss)	(270,367)	(58,873)	(135,157)

Net income (loss) per share before changes in accounting principles:
• Basic	(0.46)	(0.06)	(0.25)
• Diluted	(0.46)	(0.06)	(0.25)

Changes in accounting principles:
• Basic	—	(0.01)	—
• Diluted	—	(0.01)	—

Net income (loss) per share:
• Basic	(0.46)	(0.08)	(0.25)
• Diluted	(0.46)	(0.08)	(0.25)

Number of shares:
• Basic	606,222,660	636,992,392	497,523,946
• Diluted	606,222,660	636,992,392	497,523,946

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	(in thousands of euros)

December 31	2002	2001	2000

Shareholders’ equity in accordance with IAS	860,451	1,167,762	1,384,995

Capitalized development costs	(7,321)	(5,518)	(2,291)
Hedge accounting	—	—	4,090
Non-recourse loans	(4,918)	(71,856)	(143,712)
Purchase consideration	(10,455)	(8,104)	—
Goodwill amortization	49,177	—	—
Effect of IAS/US GAAP adjustments on other comprehensive income	(8,144)	(4,911)	143
Other differences	50	(310)	(874)
Deferred tax effect of US GAAP adjustments	(30)	1,224	408

Total difference between US GAAP and IAS	18,359	(89,475)	(142,236)

Shareholders’ equity in accordance with US GAAP	878,810	1,078,287	1,242,759

Capitalized development costs

The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under US GAAP, research and development costs other than for software development are expensed as incurred.

Hedge accounting and financial instruments

Until the adoption of IAS 39, the Company allocated certain instruments designed as hedge to the underlying transactions and therefore the gains and losses arising from the performance of the instruments on forecasted transactions were deferred to future periods. Hedge accounting on forecasted transactions was not allowed by US accounting standards and contracts were marked to market under US GAAP with changes in fair value recorded in the Statement of Income in the current period.

Commencing January 1, 2001 new standards are effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments, IAS 39 “Accounting for Financial Instruments and SFAS No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137 and SFAS No. 138.

After implementation of IAS 39, there are no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.

Share options accounting

Certain of the Company’s share option plans (Note 24) are treated as compensatory plans under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees’’ (APB 25) and related interpretations in accounting for its employees share options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of share options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2002, the Company granted share options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), “Accounting for Stock-Based Compensation”, which requires that the Company disclose pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the minimum value method prescribed by FAS 123. Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by FAS 123, the Company’s net income and earnings per share for the years ended December 31, 2002, 2001 and 2000, would have been as follows:

(in thousands of euros, except for net income per share)

Years ended December 31	2002	2001	2000

Net income per US GAAP:
• As reported	(279,672)	(49,475)	(123,243)
• Pro forma	(254,754)	(139,700)	(134,770)

Net income per share per US GAAP — Proforma:
• Basic	(0.42)	(0.22)	(0.27)
• Diluted	(0.42)	(0.22)	(0.27)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made during 2002, 2001 and 2000: dividend yields of 0% for all periods; annual risk-free interest rate of 3.3%, 4.1% and 5% for 2002, 2001 and 2000 respectively; expected volatility of 83%, 79% and 30% for 2002, 2001 and 2000 respectively; and the expected option vesting period of four years for all periods.

In 2000, the Company entered into employment arrangements with Mr. Perez and Dr. Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 31). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loan agreements included certain prepayment features and, as a result, the related amount of interest to be paid on the loans was uncertain and, therefore, the ultimate option price was uncertain. Under US GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e. the date at which both the number of shares and the option or award prices are known). Both the service options and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under US GAAP. A compensation expense of € 94,080 thousand was recorded in 2000 with respect to the service options and performance options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. No compensation expense or benefit was recorded in 2002 with respect to such issuances. In US GAAP, pursuant to EITF 95-16 “Accounting for Stock Compensation Arrangements with Loan Features”, the loans are presented as a reduction to shareholders’ equity, and interest on the loans is presented as a reduction of compensation expense. The Company recorded interest with respect to these loans in the amount of € 3,139 thousand in 2000, € 4,877 thousand in 2001 and € 1,706 thousand in 2002 (net of provision). They were reflected in the Consolidated Statement of Income in interest income under IAS and in general and administrative expenses under US GAAP.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IAS, these considerations are treated as part of the purchase price allocation.

Goodwill amortization

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS No 142, “Goodwill and other intangible assets”, issued by the Financial Accounting Standards Board (“FASB”) in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually in accordance with the provisions of SFAS 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS No 144, “Accounting for the impairment of long-lived assets to be disposed of”, which was also adopted on January 1, 2002.

During 2002, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. Based on impairment testing, the Company recorded in 2002 a goodwill write-down of € 22,124 thousand under IAS (see Note 8). This write-down was reversed under US GAAP pursuant to the provisions of SFAS 142.

For the years ended December 31, 2001 and 2000, the net income (loss) adjusted for effect of no amortization of goodwill is as follows:

	(in thousands of euros)

Years ended December 31	2001	2000

Net loss in accordance with US GAAP	(49,475)	(123,243)
Goodwill amortization	27,162	11,204

Net loss adjusted for effect of no amortization of goodwill	(22,313)	(112,039)

Adjusted net income (loss) per share:
• Basic	(0.04)	(0.23)
• Diluted	(0.04)	(0.23)

The allocation of goodwill to the Company’s reportable segments is as follows:

	(in thousands of euros)

		Financial
		Services
	Telecommunications	and Security	Total

December 31, 2001	32,906	83,674	116,580
Additions	—	1,093	1,093
Effect of change for acquisitions and disposals	5,511	—	5,511
Exchange rate differences	(384)	(1,340)	(1,724)

December 31, 2002	38,033	83,427	121,460

Other comprehensive income

For the purpose of this reconciliation, the Company has adopted the accounting treatment prescribed by SFAS No 130, “Reporting Comprehensive Income’’ (FAS 130). FAS 130 establishes standards

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), which includes all changes in equity during a period from non-owner sources, is composed primarily of the unrealized gains and losses on marketable equity investments, net of tax, and foreign currency translation adjustments, not recorded in the consolidated statements of income. After implementation of IAS 39, there are no reconciling items between IAS and US GAAP related to other comprehensive income, except for the accounting for pension (€ 4,712 thousand in 2001, € 8,008 thousand in 2002) and for the foreign currency translation adjustment effect of US GAAP adjustments (€ 199 thousand in 2001, € 136 thousand in 2002).

FASB Statement No 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

33.  OTHER REQUIRED US GAAP DISCLOSURES

Revenue Recognition

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No 101, “Revenue Recognition in Financial Statements” (SAB 101) and has amended it in March 2000. The Company has assessed that its revenue recognition as described in Note 2 complies with the principles identified in SAB 101.

The Company has considered SOP 97-2, “Software Revenue Recognition”. As at December 31, 2002, the Company has assessed that its revenue recognition related to licensing, selling, leasing, or otherwise marketing computer software complies with the principles identified in SOP 97-2 and SOP 98-9, “Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions”.

New accounting pronouncements under US GAAP

SFAS 141

In July 2001, the FASB issued Statement No 141, “Business Combinations”. The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001.

Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During 2002, the Company has not entered into any business combination transactions.

SFAS 143

In July 2001, the FASB issued FAS No 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not expect the adoption of FAS 143 have a material effect on the consolidated financial statements.

SFAS 144

As mentioned above, the Company adopted SFAS No 144, “Accounting for the impairment or disposal of long-lived assets”, which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”. However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, “Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, “Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary”. SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued FAS No 145, “Revision of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SFAS 146

In June 2002, the FASB issued FAS No 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The applicability of FAS 146 to future exit activities will depend on the facts and circumstances surrounding such activities, and such applicability will be considered by management for any future exit or disposal activities.

FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions of FAS 148 in Note 32 of its consolidated financial statements.

FIN 45

In November 2002, the FASB issued FASB Interpretation No 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its Consolidated Financial Statements.

FIN 46

In January 2003, the FASB issued FASB Interpretation No 46 “Consolidation of Variable Interest Entities” (“FIN 46”). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities – as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company has performed initial review and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

Income taxes

The components of income (loss) before income tax are as follows:

	(in thousands of euros)

Years ended December 31	2002	2001	2000

Domestic*	10,299	(1,436)	(51,630)
Foreign	(322,067)	(112,968)	180,339

Income (loss) before tax	(311,768)	(114,404)	128,709

*	Luxembourg.

Presentation of the Consolidated Statement of Income

Under US GAAP, the consolidated statements of income should be restated to present goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP. Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The operating income would have been as follows under US GAAP:

	(in thousands of euros)

Years ended December 31	2002	2001	2000

Operating income (loss) per IAS	(184,654)	(153,625)	127,383

Goodwill amortization on consolidated subsidiaries	(47,117)	(27,162)	(11,204)

Operating income (loss) - US presentation	(231,771)	(180,787)	116,179

Goodwill amortization on consolidated subsidiaries	47,117	—	—
Provision for a loan to the former Chairman of the Board	(67,582)	—	—
Purchase consideration	(2,351)	(8,104)	—
Capitalized development costs	(1,803)	(3,227)	(2,291)
Share options accounting	(2,887)	69,262	(229,724)
Interests accrued on loans related to share options	1,706	4,877	3,139
Other differences	360	564	1,256

Operating income per US GAAP	(257,211)	(117,415)	(111,441)