Form 20-F
period 2003-12-31
GEMPLUS INTERNATIONAL SA
filed 2004-06-30
CIK 1128749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number: 0-31052

Gemplus International S.A.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

46A J.F. Kennedy
L-1855 Luxembourg
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

607,120,521	Ordinary Shares, without par value

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

1

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

     The assumptions, risks and uncertainties involved in forward-looking statements include without limitation: economic, competitive and technological factors affecting markets, services, and prices; changes in spending on technology and technology upgrades; the extent and timing of growth in the telecommunications industry; continued demand for chip cards (which are also referred to as smart cards) and related solutions; the development of new markets for our wireless communications products, financial services and network systems products using chip card technology; the success of our restructuring efforts; chip card technology being adopted in wireless transmission standards and other technology standards; political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations; and general economic and business conditions in various regions of the world.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Annual Report include, but are not limited to, the risk factors set forth under “Item 3. Key Information — Risk Factors”, in “Item 5. Operating and Financial Review and Prospects” and factors found elsewhere in this Annual Report.

     You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward looking statements, whether as a result of new information, future events or otherwise, except to the extent that, as a result of fulfilling our disclosure obligations under applicable securities laws and regulations, we determine that such an update is necessary.

SUMMARY

     The following summary should be read together with the more detailed information regarding Gemplus International S.A. and our audited consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.

Our Business

     We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure voice and data communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of systems, including financial card networks, loyalty programs, identification and Internet security systems.

     During 2003, we reported in two main business segments:

•	Telecommunications, which includes our wireless products and services, as well as prepaid telephone cards and other related products; and

•	Financial Services and Security, which includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, and
e-business security activities as well as magnetic stripe cards for banking applications.

As of January 1, 2004, we began reporting in three business segments: Telecommunications, Financial Services and Identity and Security.

     In our Telecommunications Segment, wireless products and services are used in the global system for mobile communications standard, also referred to as GSM, which is the dominant mobile phone transmission standard in Europe and the most widely used in the world. Our products are also used in third Generation (3G) wireless networks and in other transmission standards. Our wireless products consist primarily of subscriber identity modules (SIM) cards, which are small plastic modules with embedded microcontroller chips that are inserted in mobile telephones. These microcontroller chips are capable of storing and processing data like a miniature computer, transferring processed data to the handset and running software programs or “applets” that interact remotely with server-based applications.

     The wireless communication market is entering a new era during which mobile telephone users increasingly use wireless networks for data transmission services in addition to voice transmission services. Data transmission includes short message service (SMS) text messages. We believe that this shift in the wireless communication market will accelerate as wireless operators construct and develop networks that use new wireless transmission standards. These next generation networks will allow wireless operators to provide data transmission services including video, high speed Internet access and mobile commerce. Because of their security, portability and flexibility, SIM cards have been included in the specifications for new wireless transmission standards in many regions around the world.

     In our Financial Services and Security segment, chip card technology also offers a platform for a variety of service applications over other network systems. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their customers with premium value services, including e-purse applications (applications that store cash values that can be used to make purchases) and mobile banking services. In the identification systems and security networks markets, plastic cards with embedded chips can be used to provide more secure access restrictions to restricted facilities or computer networks and to increase the overall effectiveness of identification and security systems.

     In our Telecommunications and Financial Services and Security segments, we provide a broad range of services that allow our customers to implement and manage sophisticated systems that take advantage of our chip card technology. Our services include customization, technical support, consulting, system design and integration and operated services.

     We also provide non-chip card products and services in other areas related to our Telecommunications and Financial Services and Security segments, such as chip card readers and other devices, magnetic stripe credit cards and authentication and non-repudiation software.

     Our revenues totaled €749.2 million in 2003, compared to €787.4 million in 2002. Sales of our wireless products and services in our Telecommunications segment represented approximately 58% of our revenues in 2003, compared to approximately 51% in 2002, while sales for 2003 of our chip card products and services in our Financial Services and Security segment represented approximately 28% of our revenues compared to approximately 31% in 2002. Based on the 2003 worldwide chip card vendor shipments ranking of Gartner Dataquest, an industry analyst, we were the leading provider of chip cards in 2003 with a global market share of approximately 30% in terms of units sold. In addition, based on information published in April 2004 by Eurosmart, a chip card industry association, we estimate that in 2003 our global market share was approximately 30% in terms of units sold.

     We are registered with the Registrar of Commerce in Luxembourg under RC No. B73145. Our registered office is located at 46A Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and our telephone number is +352.26.00.52.26. Our World Wide Web site address is www.gemplus.com. The information on our Web site is not incorporated by reference into this Annual Report.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below has been derived from, and is qualified in its entirety by reference to our audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) formulated by its predecessor organization, the International Accounting Standards Committee (IASC). These standards differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Note 31 to our audited consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to us, and reconciles our net income and shareholders’ equity to U.S. GAAP.

     Selected consolidated financial data below are in accordance with IFRS except as otherwise stated.

	Year ended as at December 31,
	1999	2000	2001	2002	2003
	€	€	€	€	€	$ (1)
	in millions, except per share amounts or as otherwise stated
INCOME STATEMENT DATA:
Net sales	767	1,205	1,023	787	749	902
Cost of sales	(487)	(751)	(716)	(587)	(542)	(653)
Gross profit	280	454	307	200	207	249
Research and development expenses	(62)	(91)	(113)	(92)	(69)	(83)
Reversal of research credit allowance	—	12	—	—	—	—
Selling and marketing expenses	(97)	(159)	(165)	(112)	(100)	(120)
General and administrative expenses	(64)	(90)	(111)	(90)	(77)	(93)
Litigation expenses	—	—	(18)	—	—	—
Management severance expenses	—	—	(26)	—	—	—
Restructuring expenses	—	—	(28)	(90)	(62)	(75)
Goodwill amortization and impairments	(7)	(11)	(27)	(47)	(33)	(40)
Legal reorganization expense	(65)	—	—	—	—	—
Operating income (loss)	(15)	116	(181)	(232)	(134)	(161)
Financial income	1	21	28	20	10	12
Financial expense	(5)	(9)	(8)	(71)	(2)	(2)
Other income (expense), net	(1)	0	46	(29)	(20)	(24)
Income (loss) before taxes	(20)	129	(114)	(312)	(146)	(176)
Income tax benefit (expense)	(12)	(30)	14	(9)	(15)	(18)
Net income (loss)	(32)	99	(100)	(321)	(161)	(194)
Net income (loss) per share (2)
- Basic	(0.10)	0.20	(0.16)	(0.53)	(0.27)	(0.33)
- Diluted	(0.10)	0.18	(0.16)	(0.53)	(0.27)	(0.33)

	Year ended as at December 31,
	1999	2000	2001	2002	2003
	€	€	€	€	€	$ (1)
Operating income (loss) under U.S. GAAP	(22)	(111)	(117)	(257)	(153)	(184)
- Net income (loss) under U.S. GAAP	(44)	(123)	(49)	(280)	(182)	(219)
- Net income (loss) per share under U.S. GAAP(2)
- Basic	(0.14)	(0.25)	(0.08)	(0.46)	(0.30)	(0.36)
- Diluted	(0.14)	(0.25)	(0.08)	(0.46)	(0.30)	(0.36)
OTHER DATA:
Adjusted EBITDA(3)	104	195	(60)	(98)	(39)	(47)
Net cash from (used for) operating activities	75	69	(23)	(63)	(10)	(12)
Net cash (used for) investing activities	(74)	(266)	(65)	(47)	(17)	(20)
Net cash from (used for) financing activities	29	818	(35)	4	(6)	(7)
BALANCE SHEET DATA:
Cash and cash equivalents	27	636	491	417	391	471
Trade accounts receivable, net	201	311	189	145	155	187
Other current assets	46	97	104	93	83	100
Inventory, net	96	174	140	97	99	119
Total assets	667	1,909	1,531	1,218	1,053	1,269
Long-term debt, less current portion	8	6	—	—	—	—
Minority interest	9	17	17	15	12	14
Shareholders’ equity	294	1,385	1,168	860	695	837
Total assets under U.S. GAAP	671	1,767	1,441	1,234	1,061	1,278
Shareholders’ equity under U.S. GAAP	298	1,243	1,078	879	700	843

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate (as defined below in the section “Exchange Rate Information And The European Monetary System”) on May 24, 2004, of U.S. $1.00 = € 0.83.

(2)	Basic net income per share under IFRS and U.S. GAAP is calculated by dividing net income by the weighted average number of our ordinary shares outstanding during each period, in each case adjusted for a fifty-for-one share split that took place on June 21, 2000. The weighted average number of shares used in calculating the basic net income per share was 298,523,800, 313,120,400, 497,523,946, 636,992,392, 606,222,660 and 605,658,965 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. Diluted net income per share under IFRS and U.S. GAAP is calculated in the same manner as basic net income per share, except that the dilutive effect of the exercise of our outstanding share options and warrants is included in the determination of the weighted average number of shares outstanding for each period. The weighted average number of shares used in calculating the diluted net income per share was 307,274,750, 313,120,400, 539,256,206, 636,992,392, 606,222,660 and 605,658,965 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

(3)	Adjusted EBITDA is defined as earnings before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense and legal reorganization expense. We believe that Adjusted EBITDA is a useful indicator of operational strength and performance of our business. However, Adjusted EBITDA is not a measurement of operating performance calculated in accordance with either IFRS or U.S. GAAP, and therefore should not be considered a substitute for operating income or net income as a measure of profitability, or a substitute for cash flows from operating activities as a measure of liquidity, in each case determined in accordance with IFRS or U.S. GAAP. Because all companies do not calculate EBITDA identically, and because our adjustments relate to a reorganization that is unique to our company, the presentation of Adjusted EBITDA contained herein may not be comparable to similarly titled measures provided by other companies.

     The reconciliation of Adjusted EBITDA with operating income is as follows:

	1999	2000	2001	2002	2003
	€	€	€	€	€	$ (1)
Operating income (loss)	(15)	116	(181)	(232)	(134)	(161)
Depreciation, amortization and impairment	54	79	121	134	95	114
Legal reorganization expense	65	—	—	—	—	—

Adjusted EBITDA	104	195	(60)	(98)	(39)	(47)

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate on May 24, 2004, of U.S. $1.00 = €0.83.

     Exchange Rate Information And The European Monetary System

     Under the provisions of the Treaty on European Union, an economic and monetary union, known as EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. In May 2004, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Slovakia and Slovenia joined the European Union, but are not currently members of the EMU. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998, at €1.00 = FF 6.55957. For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, U.S. dollar amounts have been translated from euros at the rate of U.S. $1.00 = €0.83, the Noon Buying Rate for the euro on May 24, 2004. The “Noon Buying Rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

     Fluctuations in the exchange rate between the euro and the U.S. dollar may affect the U.S. dollar price of our American Depositary Shares (ADSs) on the NASDAQ.

     Our reporting currency during 1999 was the French franc. We began reporting in euros on January 1, 2000. The following table shows the French franc/U.S. dollar and euro/U.S. dollar exchange rates based on the Noon Buying Rate expressed in French francs per U.S. dollar and euros per U.S. dollar for the periods indicated.

	French francs				Euros
	Period-	Average			Period-	Average
	end Rate	Rate(1)	High	Low	end Rate	Rate	High	Low
1999(2)	6.51	6.16	6.56	5.49	1.00	0.94	1.00	0.84
2000	—	—	—	—	1.07	1.08	1.21	0.97
2001	—	—	—	—	1.12	1.12	1.19	1.05
2002	—	—	—	—	0.95	1.06	1.16	0.95
2003	—	—	—	—	0.79	0.88	0.97	0.79
2003
December	—	—	—	—	0.79	0.81	0.84	0.79
2004
January	—	—	—	—	0.80	0.79	0.81	0.78
February	—	—	—	—	0.80	0.79	0.80	0.78
March	—	—	—	—	0.81	0.82	0.83	0.80
April	—	—	—	—	0.84	0.83	0.85	0.81
May	—	—	—	—	0.82	0.83	0.85	0.81
June

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

(2)	The Federal Reserve Bank of New York stopped publishing the Noon Buying Rate for the French franc on January 15, 1999. The Noon Buying Rate for French francs for periods subsequent to January 15, 1999 was calculated by applying the fixed rate of legal conversion of FF 6.55957 per €1.00 to the Noon Buying Rate for euros.

RISK FACTORS

Risks Related to Our Business

Slow growth in the wireless communications industry may continue to adversely affect our business.

     Our business is significantly affected by trends in the wireless communications industry because a substantial portion of our revenues is derived from sales of wireless products and services. In 2003, sales of wireless products and services accounted for approximately 58% of our revenues, as compared to 51% in 2002. While the wireless communications industry experienced tremendous growth through 2000, demand for wireless products and services fell abruptly in 2001 and continued to fall in 2002, particularly in Europe and the United States. Growth in demand, however, resumed in 2003 but remains volatile. Due to currency fluctuations and price pressures, however, our overall revenues declined 4.9% in 2003 compared to 2002, although overall revenues increased by 4.0% on a currency-adjusted basis (meaning after adjusting for currency fluctuations, discontinued operations and acquisitions). Due to the competitive market environment, suppliers to the wireless communications industry are under constant pressure to reduce selling prices, and while we endeavor to provide a broad product range to our customers and continually add new high-end products, a reduction in the average selling price may continue to affect our profitability. In addition, if wireless operators delay making the necessary investments for the introduction of new wireless systems and technologies, our business may be adversely affected due to reduced demand for our products.

The markets that we have targeted for a substantial part of our future growth are in the early stages of development, and may not develop rapidly or at all.

     Many of the markets that we target for our future growth are currently small or non-existent and need to develop for us to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then our business may be adversely affected. For example:

•	We are seeking to take advantage of the development of new markets for wireless communications products and services, including mobile commerce, mobile banking and mobile Internet services. These markets are only just starting to develop.

•	We are developing chip card products and services for the financial services market. Chip card technology has not yet been widely adopted by the financial services industry outside of France, Germany and the United Kingdom, largely due to the cost of building the necessary infrastructure, the need for more internationally compatible standards and the relatively limited capabilities of all but the newest chip cards.

•	We are investing in identification and security networks products and services, but so far we have not deployed these products and services on a widespread basis. Our businesses in these markets currently represent start up operations, and we do not know whether these businesses will be profitable.

In 2001 and 2002 we had significant changes in our senior management, and while we do not expect similar changes to occur in the near term, we cannot be assured such changes will not occur.

     We believe that having stable management is important to the success of our company. In 2001 and 2002 we had rapid and significant changes in our senior management, and although we do not expect similar changes to occur in the near term, we cannot be assured that such changes will not occur and adversely affect our business. Improvements in our performance and operations depend significantly on the success of the management team.

Our restructuring and repositioning strategies, or our implementation of those strategies, may fail to provide lasting positive results.

     We implemented three separate restructuring plans starting in 2001. The first restructuring plan commenced in the second quarter of 2001, the second was initiated in February 2002, and the third began in December 2002. These plans were adopted to address the effects on our business of the global slowdown in the wireless communications industry. The slowdown led to a decline in sales of our wireless products and services in 2001 and 2002 and an increase in our operating losses in those years. While implementation of these plans resulted in reduced operating costs in 2003, as compared to 2002, if we are not able to maintain the reduction in our operating costs or increase our productivity because our restructuring plans do not continue to provide the results that we expect or they are not implemented adequately, we may experience higher losses and difficulties in growing our business.

Chip card technology may not be adopted in new wireless transmission standards or in the financial services industry, such that we may lose some of our existing customers or not be able to obtain future customers.

     Our ability to grow depends significantly on whether government and industry organizations adopt chip card technology as part of their new technology standards. If these entities do not adopt chip card technology, we might not be able to succeed in some of the new markets we are targeting, or we may lose some or all of our existing customers.

     In order for us to achieve our growth objectives, chip card technology must be adopted in a variety of areas, including in:

•	certain wireless communication devices that are currently not equipped to read chip cards;

•	bank credit and debit card systems, which in most countries still use magnetic stripe cards as their primary technology;

•	computer equipment, which must include chip card readers as standard equipment if the use of chip cards for Internet and other applications is to become common;

•	digital signature information technology security systems; and

•	identity card programs.

     The decisions of standard setting bodies that may decide whether to adopt chip card technology are likely to be based on factors such as:

•	the cost of adopting chip card technology relative to alternatives;

•	the degree of security provided by chip card technology relative to alternatives;

•	the development of competing technologies to provide security and premium value services;

•	the relative ease of implementing chip card technology; and

•	whether chip card technology becomes generally accepted by businesses and consumers.

     Most of our products are subject to competition from other technologies. These technologies include magnetic stripe payment cards, non-chip based authentication, certain wireless standards that do not incorporate a SIM card into the platform, and non-portable security devices onto PC motherboards. We believe the chip card has certain advantages, although there may be viable alternatives to our products.

We may need to further develop our position as a provider of software and services to earn higher margins from our technology.

     The development of sophisticated operating systems and applications can represent both a potentially high-margin business and a key driver of more advanced, higher-margin chip card sales. Although we have had some early success positioning ourselves as a provider of services and systems, we cannot be assured that we will be successful in developing a profitable business line, or that we will be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce more attractive margins in the future.

We may fail to manage optimally our inventories of microcontroller chips or suffer disruptions in our supply chain.

     Our technology is based principally on microcontroller chips. Because the wireless communications industry has been volatile in the past few years, experiencing rapid growth in 2000, a sudden downturn in 2001, a continued slowdown in 2002, and signs of growth in 2003, we have had periods of difficulty managing our inventory levels of microcontroller chips. Failure to manage our inventory can cause us to lose business to competitors, and have lower margin on existing sales, as the price for the chips may increase. Managing our inventory levels is made more difficult by the fact that the lead-times for the procurement of semiconductors is significant compared to the volatility of demand from our customers. Although in 2003 we managed our inventory at more acceptable levels, managing our inventory supply in the future, particularly if the industry undergoes significant and rapid change, will remain a challenge to our procurement strategy.

     In addition, if the wireless communications industry experiences a sudden upturn, with significant levels of growth in the near future, we will need to secure adequate supplies of microcontroller chips to expand our production. If we are not able to secure these supplies, or experience supply problems with the newest generation of microcontroller chips that generate our highest margins, we may record lower revenues and profits and lose market share to competitors that have secured adequate chip supplies. There are some signals in the marketplace that there may be supply limitations in the future that could negatively impact our ability to procure microcontroller chips.

     Until 1999, STMicroelectronics and Infineon were the only two major silicon suppliers for the chip card industry, covering roughly 90% of market needs. In 2000, we invested in a multisourcing program to enlarge our supplier base.

     In 2003, we purchased approximately 90% of our microcontroller chips from three suppliers. While there are several chip suppliers in the market, the failure by one or more of our main suppliers to continue to meet our needs could have a material adverse affect on our business. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips and Samsung.

If we are unable to keep up with rapid changes in chip card technology, our existing products and services may no longer be competitive or could become obsolete.

     The market for our products and services is marked by rapid technological change because of frequent new product introductions and chip card technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to chip card technology and to satisfy the increasingly sophisticated requirements of our customers. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change may cause us to lose our existing customer base or prevent us from expanding it, which could adversely effect our business.

     The process of developing our products and services is extremely complex and requires significant continuing development efforts and investments. Our investments in research and development have been considerable, and while they have declined in recent years, they may need to increase. These expenses may adversely affect our operating results and financial condition.

Our quarterly financial results fluctuate and are difficult to predict, and if our future results are below the expectations of investors, the price of our shares or ADSs may decline.

     Our operating results have varied from quarter to quarter, and we anticipate that this pattern will continue. This variability makes it difficult to use a particular quarter’s results of operations as an indicator of possible trends.

     Although these quarterly variations are a historical part of our business, they could affect the market price of our shares or ADSs. In particular, if our results of operations in any quarter are below the expectations of investors, the trading price of our shares or ADSs may decrease significantly.

     In addition to general economic factors and factors that affect companies generally, a number of factors specific to us are likely to cause quarterly variations, including:

•	the mix of products and services that we are able to sell, including in particular, whether we are able to increase the sales of our higher margin product and services, such as those we sell in the wireless communications market;

•	the geographical mix of our sales, including the relative extent of our growth in countries where our products and services are sold at the most attractive price margins;

•	costs related to possible acquisitions of technology or businesses, including costs related to the integration of acquired businesses into our operations; and

•	the level of success we achieve in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including operating systems developers, systems integrators and other implementation partners.

     In prior years, we experienced seasonal fluctuations in our operating results but cannot be sure such fluctuations will continue in the same or another pattern in the future.

The period between our initial contact with a potential customer and the sale of our products or services to that customer tends to be long and may be subject to delays which may have an impact on our revenues.

     The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer’s decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources, however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.

If our products contain defects or if we make errors in providing services, we could lose customers and revenues and become subject to costly claims.

     Complex chip card products such as ours can contain errors and defects, particularly when first introduced or when new versions or enhancements are released. Similarly, our services involve sophisticated decisions that result in our customers making significant investments and changes to their business organizations. Serious defects or errors in our products or services could result in lost revenues or a delay in market acceptance, would be detrimental to our reputation and could cause us to lose existing customers or prevent us from securing new ones, which would harm our business, operating results and financial condition.

     Defects or other performance problems in our products and services could also result in financial or other losses to our customers, in which case our customers could seek compensation for losses from us. If these kinds of legal claims were to be made, they could be expensive, time consuming and costly to defend against and could harm our reputation, which in turn could result in a loss of our customers and a decrease in our revenues. Although our sales and services agreements typically contain provisions designed to limit our exposure to such claims, existing or future laws or unfavorable judicial decisions could potentially limit the effectiveness of these provisions.

If our strategic relationships terminate or do not develop, we may lose important sales and marketing opportunities.

     We have established strategic relationships, including joint ventures with telecommunications carriers, operating systems and security software developers, financial institutions and several government agencies and organizations.

These relationships expose our products and services to potential customers to whom we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with access to third-party service providers that our customers can use for implementation assistance. These entities are not always obligated to continue their relations with us, and could terminate them and either work instead with our competitors, or terminate their programs that use our products and technology. If our strategic relationships or joint ventures are terminated, we might lose important sales and marketing opportunities.

Challenges to our intellectual property rights could cause us to incur costly litigation, and if we are not successful, could result in our losing valuable assets or market share.

     Our success depends, in part, upon our proprietary technology and other intellectual property rights. If we are not able to defend successfully our industrial or intellectual property rights, we might lose rights to use technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology or might be unable to use such technology at all. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution, to protect our proprietary technology. We regularly prepare patent applications for technology related to our chip cards. There can be no assurance that these applications, laws and contractual restrictions will be successful.

     Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful, which could result in costly judgments, license fees or injunctions. Any loss of or inability to protect intellectual property in our technology could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the European Union or the United States. Our means of protecting our intellectual property rights in the European Union, the United States or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we might be required to incur significant costs and devote substantial resources to the defense of such claims, and if we are unsuccessful, we could suffer costly judgments and injunctions that could materially adversely affect our business, operating results or financial condition.

We might be forced to change our product and service offerings or to pay higher costs if the third-party technology that we use in our products changes or if the price of such technology increases.

     Many of our products integrate third-party technologies that we license or otherwise obtain the right to use, including:

•	Third party operating systems;

•	security and cryptographic technology for card operating systems, which prevents unauthorized parties from tampering with our cards; and

•	public key infrastructure technology that is used for Internet transactions and identification in corporate security networks.

     Technology providers frequently change their products and cease supporting prior versions of their products. Should such cessation of support occur, we cannot be assured that we will be able to effectively adapt our products and services to accommodate such changes. If not, we may have to change the features of our products and services or to discontinue some or all of them. Some changes in technology may be accompanied by significant price increases that cannot be passed on to our customers, which could increase our costs and materially affect our business, financial condition or results of operation.

We have multinational operations that are subject to risks inherent in international operations, including currency exchange rate fluctuations.

     We conduct our business in all regions of the world, including in many countries outside the United States and the European Union. As a result, we are subject to political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations, particularly in relation to the U.S. dollar, the British pound, the Chinese yuan and the Singapore dollar.

     Our operations are subject to the risks associated with international operations, which include:

•	A slowdown or a recession in global, regional or national economic growth;

•	tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labor disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through certain legal systems.

     Furthermore, our regional businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Any of the risks above could adversely affect our results of operations.

     In 2003, we earned 10% of our revenues in China, and we expect to continue to earn a material portion of our revenues in China. Conducting business and manufacturing activities in China is subject to special risks that may not arise in other countries, including:

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

     Our strategy to achieve growth may lead us to make significant acquisitions of businesses that we believe to be complementary to our own. Future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of our equity securities, to incur debt and to incur amortization expenses related to goodwill and other intangible assets. Acquisitions involve numerous other risks, including difficulties in integrating the operations, technologies and products acquired and the employees of the acquired businesses, the diversion of management’s attention from other business concerns, the risk of entering geographic markets in which we have little or no prior experience, and the potential loss of key employees of acquired businesses.

Risks Related to Our Industry

Our markets are highly competitive and competition could harm our ability to sell products and services and could reduce our margins and market share.

     The market for chip card products and services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows and as some chip card technology matures. Recently, intense competition has led to increased pricing pressures on our products which in turn resulted in lower price margins on those products. We may not be able to compete successfully against current or future competitors or may not be able to make a profit at the prices we would need to sell products at to be competitive. The competitive pressures facing us may harm our business, operating results and financial condition.

     Our current principal competitors include chip card product and service providers such as Axalto (formerly part of Schlumberger), Giesecke & Devrient, Oberthur Card Systems, Incard and Orga Kartensysteme. There have been new entrants into the industry with low-cost operating models, especially in China, with aggressive pricing policies that could threaten our market share and our profitability. As the market for chip card products and services in the wireless, financial services and Internet security industries grows, and as these markets converge, we may experience additional competition from companies that are currently our suppliers, customers and strategic partners, including:

•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	microcontroller chip manufacturers, such as STMicroelectronics, Infineon, Philips, Atmel, Renesas, Samsung and Sony; and

•	wireless infrastructure software providers, such as Smart Trust.

     Some of our competitors and potential competitors may have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, which achieve greater customer acceptance or which have significantly improved functionality as compared to our existing and future chip card products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we have been or are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market shares, which in turn could harm our business, operating results and financial condition.

The Internet and other communications networks may not expand as a commerce and business medium.

     Our growth may suffer if the use of the Internet for commercial transactions does not grow, or if wireless devices do not become a widely used method of accessing the Internet for commercial transactions.

     The acceptance and use of the Internet and wireless communications networks for Internet commerce, mobile banking and mobile commerce could be limited by a number of factors, including:

•	inadequate development of the necessary network infrastructure;

•	inconsistent quality of service;

•	excessive cost of high-speed service;

•	concerns about transaction security and fraud or theft of stored data and information communicated over the Internet and wireless communications networks;

•	increased government regulation and the taxation of transactions conducted over the Internet and wireless communications networks; and

•	delays in development or adoption of new standards or protocols to handle increased levels of activity on the Internet and wireless communication networks.

     In addition, companies and government agencies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt new Internet-based or wireless-based methods.

Future regulations may be enacted that either directly restrict our business or indirectly affect our business by limiting the growth of Internet and mobile commerce.

     Our products and services are sold in numerous countries around the world, each of which imposes regulations affecting our operations, including product controls, trade restrictions, tariffs and charges, and labor and other social controls. Many countries impose regulatory restrictions or bans on the use or transfer of cryptography, which is an essential part of our chip card products and services. Regulation of the Internet in general, and of e-commerce, and mobile commerce in particular, is largely unsettled.

     As Internet and mobile commerce evolve, we expect that various governmental entities will enact or revise laws, rules and regulations covering issues such as user privacy, consumer fraud, pricing, content and quality of products and services and the use of cryptography. Such laws, rules or regulations may increase the costs or administrative burdens of doing business using the Internet and wireless communications networks and may cause companies to seek alternative means of transacting business in those countries. The limitations on the use and transfer of cryptography and the enactment of laws increasing the cost or burdens of using the Internet or wireless communications would limit the market for our products and services which could have an adverse on our business, financial condition and operations.

New developments may render our chip card encryption technology inadequate or ineffective.

     Chip cards use cryptographic technology to secure transactions and exchange confidential information. Most types of chip cards are equipped with secret keys that are required to encrypt and decode messages through the application of algorithms. The security afforded by this technology depends on the integrity of a user’s secret key and the complexity of the algorithms used to encrypt and decode information. Any significant advance in techniques for attacking cryptographic systems, including the successful decoding of cryptographic messages or the misappropriation of private keys, could result in a decline in the security of our technology and affect the market’s acceptance of, or demand for, our products which could have an adverse effect on our business, financial condition and results of operation.

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

     If an insufficient number of applications rely on the chip cards, chip cards risk having their role reduced to that of simple identity tokens, providing limited additional value. In these circumstances, the value of chip cards would not grow, which could materially adversely affect our business operating results and financial condition.

Risks Related To Trading of Our Shares and ADSs

Technology-related stock prices are especially volatile, and this volatility may depress our stock price, and the trading in our shares and ADSs often experiences low volumes.

     Because we operate in the highly volatile technology sector, the market price of our shares and ADSs is likely to continue to be highly volatile. In addition, there is often low market volume in our shares and ADSs.

     If we are unable to meet the continued listing standards of the exchanges or quotation systems on which our securities trade, or if remaining as a publicly listed company is not economically feasible, we may delist and investors may not be able to resell their shares or ADSs easily.

Because several of our shareholders own a large percentage of our voting stock, other shareholders’ effective voting power may be limited.

     As of June 2, 2004, our executive officers, directors and their affiliates beneficially owned or controlled approximately 0.2% of our shares (excluding shares held by Texas Pacific Group and its affiliates and members of the Quandt family) and had options to acquire approximately an additional 3.1% of our shares. As of June 2, 2004, Texas Pacific Group and members of the Quandt family owned or controlled approximately 26.2% and 19.0% of our shares, respectively, or approximately 23.2% and 16.8% on a fully diluted basis, respectively. If some or all of such persons act together, they have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This potential concentration of control can affect the value of our traded securities or limit the effective voting power of small shareholders.

If we are deemed a passive foreign investment company, certain unfavorable U.S. tax rules may apply.

     Recent increases in our market capitalization have reduced the risk that comparatively minor changes in our assets or share price could result in our becoming a “passive foreign investment company” or “PFIC” for U.S. tax purposes for reasons outside our control. If there is a decline in our market capitalization in the future, this risk could become more significant. Certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs for even a single year. See “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     We started our operations in 1988 as a major supplier of prepaid phonecards in France and elsewhere. Because of our strength in the prepaid phonecard market during the 1990s, we developed strong ties with the telecommunications industry and, as a result, we helped pioneer the development of chip card technology for wireless communications.

     Prior to 1999, our business was conducted through a French limited partnership known as Gemplus SCA. In December 1999, we merged Gemplus Associates, the general partner of Gemplus SCA, into Gemplus SCA and transformed the surviving entity into a French corporation, Gemplus S.A. In February 2000, we reorganized our corporate structure, creating a new holding company, Gemplus International S.A., a Luxembourg corporation. The shareholders of Gemplus S.A. contributed to Gemplus International S.A. substantially all of the shares of Gemplus S.A. in exchange for shares of our capital stock. As a result of these transactions, as of December 31, 2003, our company held 99% of the outstanding shares of Gemplus S.A.

     Texas Pacific Group became a shareholder of our company at the time of its equity contribution in February 2000. In December 2000, we completed an initial public offering of our capital stock, in the form of ordinary shares and ADSs.

     Our company is organized under the laws of the Grand Duchy of Luxembourg. Our Company’s registered office is located at 46A Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, telephone +352.26.00.52.26.

Capital Expenditures and Divestitures

     The following table sets forth our capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2003.

	Year ended December 31,
	2001	2002	2003
	(millions of euros)
Research and development equipment	5.2	1.8	1.2
Manufacturing	18.1	12.1	9.4
Buildings	63.0	17.7	3.1
Other	16.3	0.3	1.5

Total capital expenditures	102.6	31.9	15.2

     In 2003, we continued to execute a restructuring and rationalization program that we commenced in 2002. This program includes the rationalization of our office facilities on a worldwide basis. The capital expenditures relating to manufacturing in 2003 were made in almost all of our plants, and especially in our Singapore and La Ciotat, France, micro-controller module assembly plants. In 2002, capital expenditures were made primarily in Europe, and included principally €17.7 million related to a constructing a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction.

     We plan to internally fund these expenditures and have budgeted capital expenditures of approximately €23 million for the year ending December 31, 2004, including €16 million related to equipment for our manufacturing activities.

     On July 31, 2001, we completed the sale of our Tag electronic smart labels solutions business to Axa Private Equity, for €3 million. On August 23, 2001, we completed the sale of our subsidiary SkiData A.G., part of our electronic access-control solutions business, to Kudelski SA, for €117.5 million, of which €33.5 million was received in cash and €84 million was received in shares in Kudelski, which we immediately resold for €84 million to a designee of Kudelski.

     See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of our sources of financing for our budgeted capital expenditures.

BUSINESS OVERVIEW

Overview

     We are a leading provider of technology, products and services that enable wireless network operators to offer their customers secure voice and data communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of systems, including financial card networks, loyalty and bonus point programs and identification and Internet security systems.

     In 2003, we reported our results in two main business segments:

•	Telecommunications, which includes our wireless products such as subscriber identification modules (SIMs), related software and services, and prepaid phonecards for fixed telephony operators; and

•	Financial Services and Security, which focuses on applications for the financial services sector and corporate and national identity card programs to facilitate identification and secure transactions within a variety of systems.

     As of January 1, 2004, the Company began reporting in three business segments: Telecommunications, Financial Services and Identity and Security. See “Item 5. Operating and Financial Review and Prospects — Recent Developments” for a description of business segment reporting.

     Within our Telecommunications business segment, our wireless products and services are based on subscriber identification modules (SIM), which are small plastic modules with embedded microcontroller chips, and related systems. SIMs are used in the global system for mobile communications (GSM) wireless standard, which is dominant in Europe and the most widely used system in the world, in terms of both the number of subscribers and number of countries. SIM cards are also increasingly used in other wireless communications systems standards, such as in CDMAOne, WCDMA and CDMA2000.

     Within our Financial Services and Security segments, our chip card products and services are used by government and financial, retail, and other businesses to provide a wide array of services, and to manage customer relationships. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their cardholders with premium services and retail applications (i.e., applications that store cash values that can be used to make purchases) which applications can be transacted in person or on-line. In the identification systems and security networks markets, our products and services are used to provide both secure access to restricted facilities and computer networks and to increase the effectiveness of other identification and security systems.

     In both our Telecommunications and Financial Services and Security businesses we provide a broad range of software and services that allow our customers to implement and manage sophisticated systems. Our software includes card management systems that allow our customers to manage card issuance, update data, download applications and obtain user information. Our services include customization, technical support, consulting, system design and integration and system operation. Many chip sales are combined and priced or sold together with sales of these services and software, and therefore we do not separately report these sales.

     We also provide non-chip card products and services in other areas that are related to our chip card businesses, such as magnetic stripe payment cards for banks and card-based transportation access products that operate in conjunction with authentication and non-repudiation software. In addition, we provide chip card readers and other devices including reader chipsets for use by third party manufacturers.

Our Strategy

     We are pursuing our objectives of expanding and enabling the market for safe electronic services involving our products, including a broad set of services delivered through wireless or fixed wire networks, while increasing the use of high-volume, portable, secure and personalizable devices.

     Our strategy for attaining these objectives is to be a leading provider of applications and services that employ or that operate using chip cards. We hope to grow our core businesses, while continuing to restore our profitability. Simultaneously, we hope to establish stronger positions in promising new markets for the use of chip cards and related software such as in identity, corporate security and wireless local area network systems (WLANs).

Achieving and maintaining profitable growth by following through on our restructuring and efficiency initiatives, and gaining momentum through innovation and continued cost control:

•	We are continuing to adapt our cost structure and increase our competitiveness in an environment where price is an overriding factor.

•	We have been reorganizing our business structures to better align to market structures. We have been enhancing our customer-facing front-end and supply chain related back-end processes to more effectively and efficiently serve our markets.

•	We are working on increasing our market share in higher margin products in the wireless communications sector by innovating, working closely with key customers, enhancing our product mix, improving our supply chain and business processes, and using differentiating account strategies.

Differentiating on value

Our strategy includes focusing on a number of growing markets in addition to our traditional businesses, including:

•	Software and services in wireless communications, including SIM administration, content delivery, mobile-payment, and over the air (OTA) platform markets. We believe that our position as a leading supplier of OTA platforms should enable us to further strengthen our relationship with our customers and facilitate the advancement of the value that SIM cards can add to wireless networks.

•	Identity card programs. National identity programs represent a large and growing opportunity for us. We are continuing our development efforts in this area with the objective of tapping into this significant market potential. In addition, we are seeking to form alliances with strategic partners to enhance our prospects for success in this area.

•	Corporate security (controlling access to buildings and computer networks). With our experience in relevant security technologies, we hope to become a leader in this field.

•	WLANs (wireless local area network). The functionality of this technology is enhanced by using chip cards as a key to access control similar to the use of SIM cards in wireless communications. We believe that our research and development capabilities should help us attain a leading position in the development of this technology. The deployment of WLAN, however, is facing concerns regarding security, roaming and billing. We believe that devices like SIM cards offer an excellent point of access control for WLAN operators to enable secured authentication while using the roaming and billing capabilities of the existing telecom networks.

Getting closer to our customers

     We are continuing to strengthen our regional structures in order to improve our customer responsiveness worldwide. We believe that improved regional sales and sales support functions will enhance our customer relationships by combining the ability to design and deliver complex high-end solutions with support from local offices and direct supply chain management on commodities.

Excelling in execution is a key goal

     We are continuing to re-engineer our organizational structures and processes in an effort to further improve accountability and monitor and reach our employee, customer and shareholder satisfaction targets.

Technology Overview

Chip Card Technology

     Our products and services are part of a class of technology that involves small modules or cards with embedded electronic chips known as chip cards or smart cards. Chip card technology has evolved significantly since chip cards were first introduced in the 1970s. Since our inception in 1988, we have played, and continue to play, an important role in the evolution of chip cards and related applications.

     There are two major categories of chip cards:

•	Memory cards, which contain chips that provide only secure storage of data, that can be modified at a special terminal. Memory cards are used for single applications that do not require sophisticated data processing functions, such as prepaid phonecards and loyalty cards.

•	Microcontroller cards, which contain chips that are capable of storing and processing data like a miniature computer, transfer processed data to a network and run software programs or “applets” that interact remotely with server-based applications. The most sophisticated new chip cards, such as subscriber identification modules (SIMs) used in wireless communications, are all microcontroller cards.

     Chip card technology is developing rapidly as the capability of microcontroller chips to conduct sophisticated operations is expanding. Some of the most important recent technological developments in chip card technology include:

•	The development of operating systems for microcontroller chips that allow card issuers to load multiple applets onto a single card. This allows our customers to offer their users several functions on the same card. For example, a single multi-application card can be used to access facilities or computer networks, to make payments as a debit or credit card, to store bonus points that can be used to make purchases and to authenticate Internet transactions.

•	The development of open standards for chip card operating systems. These operating systems contain an embedded virtual machine or interpreter which interacts with the operating system and a documented application programming interface (API) to execute applets. The API allows software programmers to design new applets in a standardized format, without reference to the technical specifications of the interpreter, improving ease of use and programming time. In addition, microcontroller chips based on open operating systems are interoperable with more systems. This means that software programmers can create new applications based on a standard language or protocol, which can be used to provide services through the chip cards of different manufacturers. The most widely used open platforms today are based on Java Card technology, a software API specification for chip cards based on technology from Sun Microsystems that has been adopted by the chip card industry.

•	The development of sophisticated card management software for chip cards, which helps card issuers take advantage of new chip card capabilities by enabling the issuers to manage the cards remotely, and to update, download and install new information or applets as they become available, without replacing the cards. These new software capabilities have also created a demand for system design, integration and management services that allow card technology companies to develop closer ties with their customers.

•	Significant advances in the memory structure and capacity of microcontroller chips with the development of flash memory technology. Chips based on this technology can be able to store substantially more information, conduct more sophisticated operations and load a higher number of applets. In addition to greater memory capacity, the flash memory chips can give card manufacturers increased flexibility to modify the chip’s operating system.

•	The development of chip cards designed to work with the most advanced security technologies, such as public key infrastructure (PKI) systems and secure downloadable applets. Cards with PKI capability can be offered to customers requiring a higher level of security, such as individuals or companies that conduct transactions or business over the Internet, and banks that are implementing mobile payment systems.

•	The increased use of contactless chip cards which include an antenna that allows the card to communicate using radio waves. Contactless cards provide the benefits of easy access since insertion into a card reader is not required. This technology is becoming increasingly attractive for identity programs and payment systems.

     We believe that chip card products and related services include features that are attractive to customers in the sophisticated wireless, financial, Internet and corporate security markets. The features we believe are most significant include:

•	Security. Chip cards are capable of storing complex algorithms that can be used to identify a user or to encrypt information, such as a digital certificate. Because a user needs both a card and an activation mechanism, such as a personal identification number (PIN), to use a card, security is not entirely compromised by either the loss of a card or the communication of a PIN. As a result, using chip cards to authenticate mobile and electronic commerce transactions, significantly reduces the incidence of fraud. In addition, microcontroller chip cards can be equipped with sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the card.

•	Portability. Chip cards can be easily transferred from one device to another. As a result, for example, a mobile phone subscriber can purchase and immediately use a new mobile phone without changing his or her service subscription, a feature that mobile phone network operators find attractive as it reduces customer churn. Similarly, a chip card used to authenticate the user of a company’s computer network can be inserted into any computer equipped with a reader, and include certain user profile information so the user is less dependent on a particular computer.

•	Flexibility. The newest chip cards can carry and run multiple applets that can be updated remotely without the need to replace the card. This increases the flexibility of banks and other companies to use chip cards as customer management tools by changing applications in response to changes in product offerings or customer preferences. This also allows them to offer multiple services, such as wireless, banking, payment and loyalty applications, on a single platform.

     Despite these advantages, chip card technology has not yet been widely deployed in some areas, particularly in financial services markets. This is primarily because the replacement of existing terminals with devices capable of reading chip cards, and the development of related network infrastructure, is costly and time consuming. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business.”

Use of Our Chip Card Technology in Wireless Communications

     Currently, one of the largest uses for chip card technology is in wireless communications, due to the security and flexibility provided by chip cards. There are various wireless network standards:

•	Wireless 2G standards are the second major type of technology used for wireless communication. 2G standards mainly support voice transmission, but also support some data transmission capability. The global system for mobile (GSM) communications is the most widely used 2G standard, both in terms of number of subscribers and number of countries. The GSM standard requires the use of subscriber identification module (SIM) technology.

•	Wireless 2.5G standards support higher data transmission capability than GSM and other 2G standards. Wireless 2.5G standards incorporate identification module technology similar to that used in 2G SIM cards. The technology is included in a removable card or in the telephone handset. In the transition from 2G to 2.5G, some operators located outside of Europe are migrating to the European GSM-originated standard.

•	Wireless 3G standards, particularly WCDMA and CDMA2000, which supports higher data transmission capability than 2.5G, are in the process of being deployed. As with 2.5G, the wireless 3G standards incorporate identification module technology similar to that used in SIM cards, either as a removable card or in the telephone handset.

     The following table generally summarizes the principal 2G, 2.5G and 3G transmission standards, indicating the principal geographical regions where they are used and whether they incorporate removable identification module technology. Some countries use more than one standard, and are listed in more than one place in the table.

Use of Removable Card
Transmission Standard	Principal Regions	Identification Modules
2G GSM	Europe, Asia (including China), several regions in the United States	Yes

CDMA	United States, China	No

TDMA	United States	No

2.5G GPRS (based on GSM)	Europe, most of Asia	Yes

CDMAOne	United States, China, South Korea	Yes in China and South Korea

IDEN	United-States	Yes

3G WCDMA	Europe, Asia (including Japan), United States	Yes

CDMA2000	United States, Asia	Operator-specific

Market Overview

     The market for chip card technology, products and services is growing, both in terms of size and sophistication. According to Eurosmart, 1,898 million chip cards – including microcontroller cards and memory cards – were sold worldwide in 2003, and using data provided by Eurosmart we estimate that we are the world’s largest chip card provider, with 30% of the global market in terms of volume in 2003.

Wireless Market

     The wireless communications market, particularly the wireless market using GSM standards, recorded strong growth prior to 2001, primarily as a result of a significant increase in the use of mobile phones around the world for voice transmission. Since then, growth in the wireless communications market has slowed significantly as, among other things, the market and the technology for wireless voice transmission services have matured. Demand, however, returned in 2003 due to consumer equipment replacement, driven significantly by color-screen handsets, and growth in emerging markets. According to Eurosmart, approximately 670 million SIM cards were sold in 2003, as compared to 430 million in 2002.

     In established markets, wireless communication operators are seeking to enhance their offerings with new premium value services based on the increasing use of wireless data transmission services. For example, short message service (SMS) allows text messaging through mobile phones. In anticipation of the growing demand for wireless data services, including the provision of pictures, streaming audio and video, and high-speed Internet access through mobile phones, operators have made significant investments in 3G licenses (government provided licenses to use frequency bands for 3G data communication), and are beginning to develop the infrastructures necessary to deliver 3G services. To date, we have been involved in the launch of every commercial 3G network worldwide. We believe that the growth of the wireless data market is important for the growth of the chip card market, and that demand for new wireless data services could increase demand for more sophisticated chip cards. Because identification module technology allows wireless operators to facilitate and control the access between wireless subscribers and content providers, we believe that our chip card products, software and services can be a core technology for our wireless customers to address this new market.

Financial Services and Security Market

     According to Eurosmart, approximately 205 million chip cards were sold in the financial services industry in 2003. According to Frost & Sullivan, we estimate that we are one of the top three providers of chip cards in the banking and retail sectors with approximately 22% of the market in terms of units sold. We believe use of chip card products and services will grow due to enhanced security requirements and increased fraud rates among conventional cards.

Our Products and Services

     The following table sets forth our revenues for the year ended December 31, 2003:

	Revenues - Year ended December 31, 2003
	(In millions of euros)	(as a % of total revenues)
Telecommunications	542.5	72%
Financial Services and Security	206.7	28%
Total	749.2	100%

     See “Item 5. Operating and Financial Review and Prospects” for a discussion of our total revenues, broken down by category of activity and geographic market, for each of the last three financial years.

Delivering a complete solution

     We provide our customers with a portfolio of products, software and services that enable the delivery of complete solutions:

•	Products. We provide a complete range of chip card products, from low-end to high-end, with proprietary and “open” operating systems, offering various amounts of available memory, some with features and embedded applications dedicated to specific markets. Our chip card reader products and software development tools are a direct complement to our chip cards.

•	Software. We provide software that help us manage the client-server architecture and enable interactions between the applets stored on chip cards and the card issuer’s computing system. We also provide card management systems that enable the tracking of issued cards and the management of information stored on the chip card.

•	Technical Support. We provide our customers with a full range of maintenance and technical support including help desk services for their card solutions. Our regional Gemplus service centers are responsible for our help desk services in their region, with several sub-regional or local technical support staffs as needed.

•	Consulting, System Design, Customization and Integration. Our consulting services focus on key topics and issues in the development and implementation of chip card systems, including marketing and commercial analysis and recommendations, feasibility studies and development of possible implementation scenarios. We also provide our customers with training in chip card technology and software applications.

•	Our system design services provide our customers with flexibility in the overall design of chip card systems, including security parameters and detailed component design.

•	Our customization services include the development of customized software applets for particular card issuers.

•	We provide system integration services to deliver complete systems using a project management approach. This approach involves coordinating with contractors to obtain and integrate the required system components, including customized software applications and providing operational system support during acceptance testing, pilot programs and the roll-out of the final, customized card system.

•	Personalization. Our personalization services consist of the process of loading personal data or premium value applications onto the memory or microcontroller chips embedded in cards. We also emboss and print customized card bodies for our customers, and customize the associated packaging and card carriers used to deliver cards to end-users. Our card printing capabilities include technically advanced, high quality techniques. We often prepare and distribute products directly to end-users on behalf of our customers.

•	Outsourced Operations. We provide a variety of services associated with the administration of that card management system, including card profile update campaigns, network management, server management and data encryption and archiving. We also provide other operational services for our customers’ chip card system managers, such as mapping and profiling, certificate authority and management services to work with trusted third party systems and certification authorities.

Telecommunications Products and Services

     Our telecommunications products and services consist primarily of SIM-based products, software and services for wireless communications operators, and chip-based prepaid phonecards for public pay telephone operators.

     Wireless Products, Software and Services

     SIM cards were introduced to provide standardized and secure subscriber identification and authentication. Evolution of technology and subscriber demands has helped turn the SIM card into a wireless data service enabler within an open client-server architecture.

     SIM cards are well adapted for applications that need to be highly personalized, secure and portable. SIM-enabled systems can be used to enhance customer relationships, to enable content delivery and to secure mobile transactions. We design many of our products around interoperable SIM platforms that connect to networks and remote applications and over the air (OTA) platform technology. These telecommunications products include:

•	GemXplore - the card platform and associated software applications. We offer a range of products for all major wireless network types and generations. Working primarily with open, Java-based operating systems, we provide developers with software development tools to create and test applications.

•	GemConnect - software modules and agents that communicate with remote content and services. Our open OTA infrastructure is an essential link between subscribers and personalized content as it provides card, service and handset management.

•	GemSuite - value-added solutions including mobile entertainment, location-based services, instant messaging and mobile payment. Gemplus’s wireless partner program, known as SIM’Xplore, integrates third party solutions, such as content and application providers.

•	GemServices – card issuance, professional services and outsourcing. Our professional services group provides wireless communication operators with the expertise to design, develop and deploy mobile services. These services cover all phases from consulting, development and integration to post-installation, support and training. Our outsourced solutions can increase our customers’ service portfolios, while limiting infrastructure and resource investments. Customers can access our equipment, technology and expertise through a connection to our hosting center.

     Phonecards

     Based on information published by Eurosmart in their 2003 report, we believe we are one of the world’s leading manufacturers of prepaid phonecards and associated phonecard security products with a 40% share of the worldwide phonecard market in 2003. As of June 2, 2004, we had produced over 3 billion phonecards since our inception in 1988. Our main customers include more than 20 major telecommunications operators, including CANTV, China Telecom, France Telecom, and Telmex. Our multi-application solutions help telecommunications operators take advantage of the convergence of telephony with banking, loyalty and transportation applications. These products generate increased revenues by helping to enable innovative marketing opportunities. For example, CANTV, the Venezuelan national telecommunications carrier, currently uses a line of our prepaid phonecards that allow public telephony customers to use them to pay for consumer products, such as soft drinks and snacks, at designated points of sale.

     Scratch Cards

     We provide a range of scratch cards under the name GemScratch, which contain a scratch-off panel revealing unique numbers to be used by the end-user of the card in order to place a prepaid telephone call. We sell our GemScratch cards primarily to our wireless customers who provide prepaid services. Our GSM Prepaid Kit includes a SIM card and a scratch card in a single package, allowing wireless operators to offer their subscribers an integrated communications package. Our scratch-off products are also used by fixed-line telecommunications operators to provide calling card services to their customers.

     Wireless LAN (WLAN)

     As part of our business development group, we created a group dedicated to the WLAN market (also referred to as Wi-Fi market). The main product offering of our Wi-Fi group is GEMobileIT, a package comprised of software, a chip card combining a SIM and enterprise security functions, and a chip card reader. The package is designed to authenticate a WLAN user to the network operator and to provide secure access to the user’s corporate network and data. Once installed on a PC, GEMobileIT manages the operator/end-user authentication over the WLAN, and then automatically runs the enterprise Virtual Private Network (VPN) authentication. It provides a secure connection over public hotspots by linking into the GSM infrastructure, thereby benefiting from the roaming, billing and authentication infrastructure already deployed by mobile operators. GEMobileIT stores corporate credentials and authenticates end-users to their VPN within the same chip card. The GEMobileIT software facilitates access to the chip card from different locations (USB reader or GPRS/WLAN PC card) and provides user convenience through single PIN management for both WLAN and VPN authentication.

Financial Services

     Secure chip card technology offers a platform for a variety of financial and banking service applications, such as credit/debit cards (payment cards), e-purse cards (cards that store cash values that can be used to make purchases), multi-application services and mobile banking services. Payment cards and e-purse cards are smartcards that contain an embedded microcontroller chip that processes transaction information received at the point of sale and carries information that allows a card reader to accept or reject a transaction up to a specified amount without on-line authorization. The smart card reduces fraud associated with existing magnetic stripe card-based systems by helping to prevent, among other things, the use of stolen cards to make unauthorized purchases because the cardholder enters a PIN code with the reader at the point of sale rather than simply signing a printed card receipt. Furthermore, microcontroller chips for this market contain sophisticated cryptographic algorithms and functions that help prevent unauthorized parties from tampering with their contents, in contrast with the more limited security safeguards of magnetic stripe cards.

     According to Eurosmart, approximately 205 million chip cards were sold in the financial services industry in 2003, and based on information from Frost & Sullivan, we believe that we are one of the largest providers of chip cards in the banking and retail sectors with 22% of the market in terms of units sold.

     Several large payment card associations, including Visa International and MasterCard International, as well as American Express, have introduced chip cards in some of the payment cards in their systems. Banking and credit card associations in countries around the world, such as Australia, Austria, Brazil, China, Denmark, Taiwan, Korea, Malaysia, Finland, Spain and Switzerland, have recently announced plans to adopt chip cards to replace some of their magnetic stripe cards. The adoption of chip card technology in these countries represents a new phase in the financial services industry, which has been slow to broadly adopt this technology, in large part due to the cost of associated infrastructure. We believe that several new developments have the potential to accelerate the adoption of chip card technology in the financial services industry, including:

•	Interoperability. One obstacle to the widespread adoption of microcontroller chip technology is that many card specifications were adopted by each country on an individual basis, preventing the interoperability of payment cards issued in different countries. To address this problem, in 1996, the major payment card associations, Europay International, MasterCard International and Visa International (together known as EMV), adopted standard specifications for payment cards, which enable interoperability between different payment systems. We believe that migration to the EMV standard is now a well-established expectation that could contribute to a structural change in the financial services market.

•	New Services. The capabilities of microcontroller chip technology permit banks to offer their customers services that were not available when banks initially studied the technology. New services include online authentication, instant rewards and more advanced loyalty and coupon programs, mobile banking, mobile commerce and other services made available with the development of multi-application cards.

     Single Application Cards

     We design and develop chip card products and services that enable financial card issuers to offer a wide range of single-application services to their customers. Our financial services products are designed to meet the requirements and specifications of the most important industry standards, such as the EMV specifications for payment cards. In addition, our chip card products have been individually certified by the major financial and banking organizations and bodies, such as Visa International, Europay International, MasterCard International, Cartes Bancaires (France), Banksys (Belgium) and APACS (United Kingdom). Our main product offering includes:

•	GemVision, a range of payment cards developed for banks that are members of Visa International;

•	GemShare, a range of payment cards developed for members of Europay International and MasterCard International; and

•	GemValue, a range of payment cards developed in compliance with both Visa and MasterCard specifications.

     We also have developed and market a full range of chip cards for e-purse systems, which are cards that store cash values that can be used to make payments. Our e-purse products have been individually certified by the major e-purse system operators, such as CEPS, Zentral Kredit Auschuss (Germany), Proton World International, Visa International and Mondex. Our main product offerings include Geldkarte, an e-purse card developed for German e-purse systems, and Mondex E-Purse, an e-purse application developed for the Multos multi-application card that is mainly used in the United Kingdom, Latin America, South Korea, Australia and the Philippines.

     Multi-Application Cards

     One of our main multi-application cards for financial services is based on MPCOS, a multi-application standard, commonly used in Asia. This card contains credit/debit and e-purse applications, loyalty programs and transportation ticketing functionality. This card is also available in a contact/contactless mode under the designation GemCombi that allows interaction with the card using radio frequencies. We have also developed a line of multi-application Java-based cards that provide our customers with the flexibility to quickly develop and bring to market new services. Our line of Java-based financial cards, GemXpresso, is also targeted to retail banking and e-commerce payment applications.

     Loyalty and Retail

     We have developed chip card products for a wide variety of loyalty and retail programs, including bonus point and reward programs, such as our microcontroller chip card-based system for Boots, a United Kingdom retailer, Shell U.K., and Esso Netherlands. Our loyalty applications can also be combined with other applications, such as payment cards and e-purse applications, by using our multi-application chip cards. We believe that chip cards should facilitate the next generation of loyalty programs because they enable retailers to set up card-based programs to offer customers a combination of in-store and Internet-based benefits, such as instant rewards, online coupons and privileged access to websites and points systems.

     Bank and Retail Conventional Cards

     In addition to chip cards, we provide our customers with magnetic stripe (“conventional”) cards that do not contain embedded microchips, mostly for our banking customers. Our conventional card operations were launched in 1995 in order to strengthen our position both in the financial services market and in several geographic markets in which conventional cards were the principal product in the local card industry, such as the United States.

     We offer a wide range of magnetic stripe and encoding options to meet the demands of our different customers. We delivered over 250 million magnetic stripe cards to our customers in the banking sector in 2003. We also provide certified card personalization and production and disaster recovery services to MasterCard, Visa and American Express card issuers in various regions around the world.

     Other Businesses

     We also serve customers where our cards are used for identification together with a payment application such as:

•	transportation access, which includes contactless chip systems that are used for highway tolls and access to public transportation and other transportation facilities;

•	pay television chip cards, which are used to allow pay television subscribers access to programs and services over cable and satellite television systems; and

•	loyalty and identification programs that do not use chip cards.

Identity and Security

     The chip card is a security device which serves as a component in enabling identity management systems for governments and corporations. According to the International Data Corporation, the success of the Internet commerce depends on the development of secure identification, encryption and transaction systems. Chip card technology allows users to access corporate and external networks, identify themselves, send encrypted messages and digitally “sign” transactions and documents.

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

     We are continuing to work actively with our corporate customers to design security software and services based on microcontroller chip technology to control access to corporate computer networks and to permit the secure exchange of information. In November 2003, we introduced SafesITe, a subsystem that integrates with enterprise legacy applications to combine logical and physical access control with employee identity badges. The SafesITe components are chip cards (either Java Card, PKI, contact, or contactless with a diverse memory capacity range), readers (either contact or contactless for both logical and physical access control), software (including public key and password authentication, digital signing, password management, and e-purse), and card management (utilizing integrated solutions from a variety of vendors) as well as related consulting, project management, custom design and implementation services.

     Because of the special customer demands and opportunities presented by this market, beginning in 2004, we manage this activity as a distinct operating segment. We have identified three areas of demands in this market:

     Enterprise Security

     In this area, we offer cards, readers, software and services, such as personalization or consulting. Associated infrastructure can be based on contact or contactless technology as our cards and readers include digital signature capabilities for electronic business transactions. Our software functions with chip card-based password management and chip card-based user-authentication. In this market, we typically offer solutions and project management to a customer, and not only card products.

     Government to Business

     Using chip card technology, electronic information for government services can be securely accessed and exchanged. The chip card can help build a secure network, facilitating authentication, authorization and non-repudiation. Our customers in this market typically order complete solutions, which are composed of secure chip cards with digital signatures enabled, the associated readers in our PC link range for logical access control (ie, readers that connect to computer serial ports, and other ports such as those complying with universal serial bus or Personal Computer Memory Card International Association specifications), and software in our GemSafe line (GemSafe Libraries for user authentication, GemSafe Logon for password management, and GemSafe eSigner for card enabled digital signature).

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

     Government to Citizens

     In the government to citizens market, programs include identification (including passports and driver’s licenses), healthcare services, citizens’ rights projects, freedom and privacy, and fraud prevention. For these markets, we offer a subsystem called ResIDent, designed specifically for national ID and e-government applications.

     Typical applications include:

•	Chip card-based vehicle registration and drivers license systems for government agencies, allowing authorities to track vehicle ownership and driving records, and to verify fines and offenses.

•	Chip card systems for accurate identification of travelers at borders and other ports of entry into a country, enabling authorities to facilitate the entry of foreign travelers or workers while helping to ensure compliance with national immigration regulations. With our Automated Border Clearance system, an electronic visa is stored on a microcontroller chip embedded in an immigration card, which interacts with a secure automated access control reader at a country’s ports of entry using contactless technology. For example, in Singapore, the Ministry of Home Affairs uses our Automated Border Clearance system to facilitate entry to cross-border workers from Malaysia.

•	Chip card-based national identification programs involving the issuance of chip cards by national governments to their residents. In 2003, we were awarded a contract to provide chip cards as part of the national identity program in the United Arab Emirates. In the Sultanate of Oman, we are currently delivering a national identification program, including consultancy, project management and integration services, as well as software and chip cards.

Health Care

     We provide systems integration services that allow health care and insurance providers to use our chip cards for on-site access to, and management of, medical and insurance information. Currently, we sell our health care products primarily in Europe. Our health card systems enable an automated and secure insurance claim system that allows the electronic transfer of claims from the point of care to insurance providers, generating significant administrative cost savings and reduced paperwork for health care providers and insurers. Starting in 2004, we include our activities in the health care market within our Identity and Security business segment.

Chip Card Readers and Other Devices

     We provide chip card readers and reader chipset devices that enable the chip card to interact with computing systems. Our products include both contact (requiring the insertion of the chip card into the reader device) and contactless readers (which readers communicate with the contactless chip card via an embedded antenna on the card). In addition to off-the-shelf chip card readers, we also manufacture and develop reader chipsets which are included in third party devices. In 2003, Gemplus introduced a standalone device, called MySIMCopier, which enables end users to securely copy their phone book, SMS files and other data from one SIM card to another. MySIMCopier is now used by over 40 wireless operators.

GemVentures

     To promote the use of chip card technology and applications across a broad range of markets, we created GemVentures, a wholly-owned venture capital company. GemVentures has invested in start up and developing companies that create and market innovative technologies, applications and services in our core markets, such as wireless communications and computer security infrastructure and service providers. GemVentures leverages our expertise in the chip card industry to provide portfolio companies with strategic advice and support in the development of new chip card technologies, applications and services.

Customers

     We have a broad base of customers, including many of the largest wireless operators in each of the markets in which we operate, as well as major banking and financial institutions around the world. Some of our principal customers in each of our major business lines include:

•	Telecommunications – China Mobile, China Telecom, China Unicom, Cingular, France Telecom, H3G, MTS, Nextel, NTT DoCoMo, Orange, STC, Telemar, Telmex, T-Mobile, Telefonica, Turkcell and Vodafone;

•	Financial Services – BNP Paribas, Banco Nacional de Mexico, Banques Populaires, DSV, EPC, Halifax, ICBC, Lloyds TSB, MBNA Europe, Malayan Bank Berhad, Raiffeisendrückerei, Société Générale;

•	Loyalty and Retail – Banpol SA, Canal Plus, Compuworks, Hewlett-Packard Thailand, Royal Dutch/Shell Group, Sao Paulo Transports, Total France; and

•	Identity and Security – Argentina, France, Germany, HSBC Group, Royal Oman Police, Sertracen SA, and Singapore.

     In 2003, no single customer accounted for more than 10% of our revenues. Our largest customer represented 6% of our total revenues, our five largest customers together represented 19.6% of our total revenues, our ten largest customers together represented approximately 30.7% and our fifteen largest customers together represented approximately 38% of our total revenues.

Suppliers

     We rely on a number of different suppliers of materials and components to manufacture our products. The two basic components of our products are electronic silicon chips and plastic cards with other materials used in the manufacturing process, such as lamination film and inks.

     We have restructured our silicon chip-purchasing strategy in the effort to implement more balanced sourcing with four major suppliers that we anticipate should be able to meet our requirements in terms of cost and volumes. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips and Samsung. Our main plastic supplier is Bayer AG, which produces several types of resins for injection-molding in Europe, Asia and the United States. We also have supply arrangements for specific types of plastic with BASF, Dupont, Klockner, Lucasi and several other plastic suppliers. We have diverse supply arrangements for our other materials, including ink and lamination film, for each of which we have at least two supply sources.

     In 2003, we made improvements to our purchasing strategies (including further multi-sourcing for certain products and better forecasting systems). There are some signs that there may be supply limitations for microcontroller chips in the future that could negatively affect our ability to procure such chips at favorable prices. There are also indications of possibly higher future prices for some metals and petroleum-based plastics used in the manufacture of some of our products. We believe, however, that our improved purchasing strategies will help mitigate the affects of price increases or supply restrictions if they arise. Nevertheless, in the event of higher sales volumes, our gross margins may be negatively affected by higher chip prices.

Competition

     The chip card market is highly competitive. We face competition in all of our markets from chip card and chip manufacturers, software developers, and security providers. Moreover, our customers and companies with whom we currently have strategic relationships may become competitors in the future.

     Chip card manufacturers are currently our main source of competition in all of our markets. According to Gartner Dataquest, our overall share of the global chip card market was approximately 30% in terms of chip card units sold on a worldwide basis in 2003, followed by Axalto (formerly part of Schlumberger) with 22%, Giesecke & Devrient with 16%, Oberthur Card Systems with 7%, Incard with 4% and Orga Kartensysteme with 3%. The relative strengths and market shares of each of our competitors, however, vary in each of the chip card markets, depending on their core competencies and their strategic alliances and partnerships.

     Certain of our customers, suppliers and companies, with whom we currently have strategic relationships, may become competitors in the future. In 2003, Proton World International, a chip card system software company, and Incard SpA a chip card manufacturer, were acquired by ST Microelectronics, a semiconductor manufacturer. This vertical integration may threaten the competitive position of companies like ours that do not own semiconductor manufacturing facilities, and therefore are potentially subject to supply constraints. There are also new entrants into the smart card manufacturing market, particularly in China where Chinese chip card manufacturers such as Zhuhai Eastcom Peace Smart Card Co., Datang Microelectronics Technology Co. and WatchData System Co., have entered into the industry with low-cost operating models and aggressive pricing policies that are reducing market share and profit margins in that region.

See “Item 3. Key Information — Risk Factors — Risks Related to Our Business.”

Telecommunications Markets

     Wireless Products and Services

     The market for wireless infrastructure products and services is characterized by intense competition and rapidly changing technology. Our main competitors in this market include Axalto, Giesecke & Devrient, Oberthur Card Systems and Orga Kartensysteme.

     Success in this market is determined by the ability to consistently provide products and software at attractive prices that enable our customers to provide premium value services to their customers. We believe that our research and development activities position us as an innovator in SIM technology, and our global manufacturing capacity provides us with production volumes that enable us to offer competitive prices. In addition, our experience in over-the-air (OTA) server software helps expand potential SIM technologies by creating a unique link between wireless operators and their customers and provides us with a more strategic role within the wireless network. Because wireless infrastructure providers work closely with wireless operators to design and implement customized SIM-based systems, the development of strong customer relationships and the joint creation of product development plans are also important elements in competing in this market.

     Because of the enhanced capabilities of microcontroller chip technology, we may face new competition from operating system and software application developers. The development of open operating systems and platforms are expected to lead to the creation of a new market for application development tools, in which software development providers create and market premium value applications, either as generic packages or customized software for specific customers. The enhanced capabilities of chip cards are expected to create the potential for a variety of products and services that may attract a number of new competitors into software, services and infrastructure markets, including:

•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as Baltimore Technologies, Entrust, RSA and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	silicon chip manufacturers, such as STMicroelectronics, Infineon, Philips, Renesas, Samsung, Sony and Atmel; and

•	wireless infrastructure software providers, such as Smart Trust.

     Phonecards

     Public telephony is a mature market, and is highly competitive. Our presence in this market since its origins in the late 1980s has allowed us to become a leading provider of phonecards on a worldwide basis. According to Eurosmart, approximately 800 million phonecards were sold worldwide in 2003. Our main competitor in this market is Axalto, followed by other chip card manufacturers such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices, as well as the capability of meeting changing customer demands, such as increased volume requirements, in a short time frame are key competitive factors in this market.

Financial Services and Security Markets

     Financial Services

     The financial services market is currently fragmented and subject to intense competition. Many of the companies that provide chip card products and services to banks also manufacture conventional bank cards with magnetic stripes. Our competitors in this market include Giesecke & Devrient, Oberthur Card Systems and Axalto. The financial chip card market is currently focused in Europe, where competitors such as Oberthur Card Systems have a strong presence in the banking industry.

     Identity and Security

     The market for identification and security products is currently in its development stage. There are a number of contracts for government identification and security chip card-based systems that are currently being offered through public tender procedures. We and our competitors compete in these tenders in association with major system integrators to provide the chip card products used in these systems.

Marketing

     We use a direct sales force to market and sell our products and services. In addition, we use some local distributors and agents in certain markets.

     Strategic relationships and sales through other channels are an important part of our overall marketing strategy. Through our Gemplus Partners Program we facilitate new product development, collaborative marketing initiatives and joint sales efforts with a select group of value-added resellers, systems integrators, consultants and developers.

Intellectual Property

     We take appropriate measures under the intellectual property laws of applicable jurisdictions in an effort to protect our rights to our chip card technology. Performance in the chip card industry can depend, among other factors, on patent protection. Our policy is to regularly identify patentable inventions developed within our company, and to systematically seek to acquire patent rights upon such technologies. Many of our current patents expire between 2008 and 2021. We mainly develop and patent technology in the fields of card body manufacturing, chip operating software, card readers, chip design and cryptographic processes. We seek to obtain a reasonably broad territorial protection for our patented technologies. We usually file initial patent applications in the country of invention, according to the location of the applicable engineers, and subsequently extend such protection to the European Union, the United States, Canada and Japan, as well as China and other foreign countries depending on the relevant circumstances. We also hold certain co-ownership rights in patents developed through joint venture companies established with our business partners. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.

     We have entered into non-exclusive licenses from third parties for technologies relevant to our business, such as from Sun Microsystems with respect to Java Card technology, from IBM with respect to IBM mask data for certain chip cards operating systems, and from Bull CP8 with respect to Bull mask data for banking chip cards. See “Item 3. Key Information — Risk Factors.” We include third party technology in our products, and our business would be harmed if we were not able to continue using this third party technology.

     Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our property is difficult, and while we are sometimes able to determine and reduce the extent to which misappropriation of our intellectual property rights occurs, such infringement can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the European Union and the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property rights.

     Due to the importance of proprietary technology in the chip card industry, our business involves a substantial risk of overlap with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or cause us to enter into royalty bearing licensing agreements.

Regulation

Encryption Technology Controls

     Our security products and services rely on the ability of our chip cards to perform cryptographic functions, such as the encryption and decryption of information sent by chip card users over the Internet. The domestic use and transfer, and the export of systems and equipment with encryption capabilities, including hardware, software, modules and cards, have been subject to national regulation in many countries and international controls. As a result, the domestic use and transfer and the export of cryptographic products are subject in many countries to strict controls and governmental scrutiny, often requiring the user or transferor to obtain special licenses.

     In an effort to reduce delays arising from the above restrictions in the development and delivery of our chip card-based security technology, we have created a centralized organization within our company to coordinate all of our operations that involve the transfer of our cryptographic-enabled products and services and ensure compliance with all relevant laws and regulations.

Environmental Matters

     Our manufacturing and personalization operations may be subject to extensive, evolving and increasingly stringent environmental and occupational health and safety laws and regulations in a number of jurisdictions, including regulations governing the management, use and release or discharge of hazardous and toxic materials into the environment.

     As part of our sustainable development initiatives and to avoid incurring liability under applicable environmental, health and safety laws and regulations, we have adopted global environment, health and safety guidelines for the layout, construction and operation of our facilities. These guidelines have been defined to comply with current laws and regulations and are completed or modified by our local environment, health and safety officers to ensure compliance with all applicable local laws and regulations. If there are no local environmental, health and safety laws or regulations, or if our guidelines contain environmental, health and safety rules that are stricter than local laws or regulations, our guidelines will be generally applied in those localities.

Geographic Organization

     We are a global company, with headquarters located in Luxembourg. We have operations and facilities located throughout Europe, North America, South America and Asia. We have organized our global operations into three world regions:

•	EMEA, which consists of Europe, the Middle East and Africa;

•	the Americas, which consists of North, Central and South America and the Caribbean; and

•	Asia, which consists of sub regions: SEA (composed of South East Asia), JAKOR (composed of Japan and Korea), and Greater China (composed of China, Hong Kong and Taiwan).

     Our manufacturing and research and development activities are organized on a global basis, while our sales and marketing activities are organized on a regional basis. As of December 31, 2003, we operated 50 sales offices in 35 countries, 16 personalization centers and 11 manufacturing centers in 14 countries worldwide and research and development centers in 4 countries.

Organizational Structure

     Our company is the sole parent company of its group with approximately 70 direct and indirect subsidiaries located throughout the world. In May 2004, we completed an internal reorganization intended to better align our legal structures to our business operations. This involved the transfer of 26 subsidiaries from Gemplus S.A. to Gemplus International S.A. and had no material impact on our audited consolidated financial statements.

     The following table sets forth our significant direct and indirect subsidiaries as of June 2, 2004:

Name of Company	Percentage Owned
Gemplus Card International de Mexico SA de C.V., a Mexican corporation	100.0%
Gemplus Corp., a Delaware (U.S.) corporation	100.0%
Gemplus Finance SA, a Luxembourg corporation	100.0%
Gemplus GmbH, a German corporation	100.0%
Gemplus Limited, a British corporation	100.0%
Gemplus Japan Co Ltd, a Japanese corporation	100.0%
Gemplus Microelectronics Asia Pte Limited, a Singapore corporation	100.0%
Gemplus S.A., a French corporation	99.0	%(1)
Gemplus Tianjin New Technologies Company Limited, a Chinese corporation	100.0%
Gemplus Pologne S.P.Z.o.o., a Polish corporation	100.0%
Tianjin Gemplus Smart Card Company Limited, a Chinese corporation	51.0%

(1)	The remaining shares are mainly held by our employees pursuant to the exercise of stock options, who may contribute to our company the shares of Gemplus S.A. received upon exercise of these options in exchange for shares of our company. For accounting purposes, these shares are already assumed to be a component of the company’s shareholder’s equity.

Property, Plants and Equipment

     Our manufacturing operations are organized on a global basis with a view toward achieving timely and cost-efficient production and delivery of our products in each of our regions. Our expertise in chip card manufacturing includes:

•	Chip Design. We work with our main suppliers to design chips that meet our customer’s requirements, including chip geometry, circuit and architecture design.

•	Micro-electronics. We receive memory and microcontroller chips from our suppliers in wafer form. In clean rooms, rooms that have a high level of dust filtration, we assemble our chip modules, each of which consists of a chip and a printed circuit board, using microelectronic technologies.

•	Embedding. The printed card body is prepared for the assembled chip module, which is then embedded onto the card body using various techniques.

     Our chip cards are subject to in-process visual inspections designed to ensure that each card meets the customer’s physical specifications. We perform a series of electric tests on our modules prior to embedding them onto the card body. These tests are designed to ensure the electrical functionality of our chip cards. We also perform a final visual inspection of our chip cards to ensure quality control and compliance with our chip card specifications.

     We constantly seek to enhance the efficiency of our global manufacturing operations in order to increase production capacity, to reduce production and delivery time and to lower operational costs, through upgrades in our chip card manufacturing technology, by outsourcing non-critical manufacturing processes and by constructing new manufacturing capacity in lower-cost regions. To further these and related goals, commencing in the second quarter of 2001, we implemented three successive restructuring plans. These restructurings included the closure of a factory in Seebach, Germany in 2003, and a reallocation of our production requirements among our manufacturing and other facilities around the world. In May 2004, we announced the closure of our factory in Herne, Germany. See “Item 6. Directors, Senior Management and Employees — Employees.”

     Our main chip card manufacturing centers are currently located in France, Germany, Poland, China, Singapore, Mexico and the United States. All of these centers have microcontroller and memory card manufacturing capabilities. Our main plastic card manufacturing centers are located in China, Germany, Singapore, the United Kingdom and the United States.

     Our material tangible fixed assets, including leased properties, include the following facilities:

Location	Primary Activities	Gross Floor Area
Cuernavaca, Mexico	embedding, personalization	6,664	*

Gemenos, France	embedding, personalization	23,346

Havant, United Kingdom	plastic cards, personalization, embedding	6,332

Herne, Germany	plastic cards, personalization, embedding	7,174

La Ciotat, France	microcontroller module assembly	5,871

Montgomeryville, Pennsylvania, United States	plastic cards, embedding, personalization	8,535

Singapore	microcontroller module assembly, embedding, personalization, contactless cards, Plastic cards	20,984	*

Tczew, Poland	embedding, personalization	10,005	*

Tianjin, China[1]	embedding, personalization, microcontroller module assembly	4,275	**

Zhuhai, China[2]	plastic cards, personalization, embedding, contactless cards	3,250	*

* Facilities owned by the company. ** Facilities partially owned and partially leased. All others are leased.

1 The property and equipment used in our activities in Tianjin, China, is divided between a legal entity that we wholly own, and another legal entity in which we hold 51% of the equity. We have commenced an improvement program regarding one of the buildings we lease in Tianjin, China, to allow for our increased utilization of that property.

2 The property and equipment used in our activities in Zhuhai, China, is held by a legal entity in which we have a 65% equity interest.

     As of June 1, 2004, our approximate annual practical capacity in millions of units for the manufacture of the following products is:

Activity	Capacity
Chip card modules	888
Chip card embedding	832

Activity	Capacity
Conventional polyvinyl chloride (PVC) plastic cards (including magnetic stripe)	572

     In addition to the tangible fixed assets that we use in our manufacturing activities, we lease office space in various countries throughout the world, including a significant building in La Ciotat, France, that we use for activities including research and development and product sales and marketing. See Note 13 to our Consolidated Financial Statements.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

     The financial information included in the discussion below for the three years prior to December 31, 2003, is derived from the audited consolidated financial statements included in this Annual Report. You should read the following discussion together with the audited consolidated financial statements and related notes. Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ from U.S. GAAP. Note 31 to our audited consolidated financial statements describes the principal differences between IFRS and U.S. GAAP as they relate to our company, and reconciles our net income and shareholders’ equity to U.S. GAAP.

Overview

     In the year ended December 31, 2003, we saw sequential improvement in our quarterly net sales in each quarter. The results of such improvement, however, were affected by competition and pricing pressures. 2003 annual net sales remained relatively stable, declining slightly as compared to 2002. In the year ended December 31, 2003, we decreased our net loss. In the second half of 2003, we narrowed our operating loss to €18.6 million, after €16.5 million in restructuring charges, compared to an operating loss of €115.9 million in the first half of the year, after €45.4 million in restructuring charges. We believe this indicates the positive effects of our restructuring programs combined with increased demand for our products, especially in the wireless communication market where we shipped 184 million wireless cards in 2003, an increase of 35.3% compared to 2002. Our operating loss in each quarter of 2003 was also lower than the operating loss we experienced in each corresponding quarter of 2002.

     Our net sales declined 5% to €749.2 million in 2003, from €787.4 million in 2002. However, net sales were up 4%, on a currency adjusted basis. In 2003, our results were negatively affected by the strengthening of the euro, our reporting currency, in relation to the decline in value of other currencies in which we sell our products, in particular against the U.S. dollar and currencies pegged to the U.S. dollar. As a global business, operating in numerous currencies, changes in exchange rates of the euro may result in an increase or decrease in our consolidated net sales as reported in our audited consolidated financial statements. We provide this information to help investors follow the year-to-year changes in our operations. We calculate the impact of currency variances by translating the figures from the current year as reported in their local currencies using the exchange rate for the previous year.

     In addition to the affects of currency fluctuations, our results were also negatively affected by price competition. These pressures included additional competition from recent entrants into the chip card market, especially those manufacturers located in China. This additional competition, combined with a relative lack of differentiation among chip card suppliers for certain low-end chip card products, has forced us to compete primarily on price in some markets.

     We recorded an operating loss of €134.5 million in 2003, compared to an operating loss of €231.8 million in 2002. Our operating loss was reduced by the increase in the gross profit in our Telecommunications segment as compared to 2002, combined with lower costs arising from a reduction in employee headcount, which was part of our restructuring programs. Both operational and non-recurring factors affected our operating loss in 2003. The principal non-recurring factor was the €62.0 million in restructuring expenses recorded in 2003, compared to €90.0 million in restructuring expenses in 2002. The operational factors were primarily related to pricing pressure in our Telecommunications segment, weak sales in our Financial Services and Security segment and unfavorable currency fluctuations.

     Despite a decline in selling prices and adverse currency fluctuations in certain markets, our gross margin increased by 2.3 percentage points, mainly driven by a favorable business mix (i.e., weighted towards more wireless products, higher-end products and regions with more favorable pricing), the benefit of the restructuring programs and our cost cutting initiatives. In 2003, our research and development, selling and marketing and general and administrative expenses declined 16% as compared with 2002, driven by the positive effects of our restructuring programs and cost cutting measures.

     Our financial position remained strong in 2003. The net decrease in cash and cash equivalents during 2003 amounted to €33.1 million, which included the use of €55.9 million to finance our restructuring programs, compared to €33.4 million in 2002. Our capital expenditures decreased to €15.2 million in 2003, approximately half of the 2002 level, as a result of our decision to limit expenditures on facility expansions. Cash and cash equivalents were €390.7 million at December 31, 2003, as compared to €417.2 million at December 31, 2002.

Factors Affecting Revenues

     Most of our historical revenues were earned from sales of our chip card products, which are typically invoiced to customers on the basis of the number of cards supplied. We generally record revenues from our product sales when we transfer title and risk of loss of those products to the customer. We recognize revenues in our systems design and integration services as the services are completed.

     Our sales of wireless products in our Telecommunications segment continue to represent a large percentage of our sales. Our prices for our most sophisticated wireless identification modules are higher than our prices for our earlier generation wireless identification modules. When we introduce a new chip card, it can initially have the effect of decreasing our average prices, because our prices decline for our earlier generation cards before sales volumes migrate to the new card.

     For our Financial Services and Security segment, which includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe cards for banking applications, our revenues can vary over the life of our contracts with our customers to design, develop and implement chip card-based products and systems.

     For system deliveries, we typically record a larger share of our revenues early in the life of a contract, when we receive progress and completion revenues for the implementation of a system, and card sale revenues to supply the initial needs of a customer. As a contract matures, our revenues consist, to a greater extent, of sales of cards as new cardholders join the system and replace cards that have expired or were lost.

Factors Affecting Operating Income

     Our operating income is affected by a number of factors. The most significant factor in recent years has been our product mix, as our wireless products and services have generated margins that were higher than many of our other products and services, particularly our magnetic stripe bank cards. Historically, as our sales of wireless products and services have grown, our gross margin and operating margin have also grown. Starting in 2001, however, the overall market decline led us to reduce our prices on wireless communications products, which reduced our gross margin. New competition, especially in China, has also led to reduced prices. While margins are still higher in our Telecommunications segment than in other segments, the difference has decreased.

     Our cost of sales consists principally of the cost of our microcontroller chips, the plastic that is used in our cards, tools and equipment used to manufacture and personalize our chip cards, and personnel related to manufacturing, supply, logistics and management of production. Our margins are significantly impacted by the extent to which we are able to match our inventory and production capacity with demand for our products. Our operating income is also affected by our selling and marketing, research and development and administrative expenses, all of which are typically a function of planning that is based on projected business demand.

     When we initiate a major card program or open a new manufacturing facility, we typically incur costs in connection with the establishment of the program or the facility, including the cost of manufacturing tools and equipment and personnel who are trained to implement the program or hired to operate the new facility. Depending on when the start up phase occurs in relation to our accounting periods, we may incur significant start up costs in a period before we earn substantial revenues. When this happens, our operating income is negatively affected in the period that the start up phase occurs. In contrast, once the program begins to generate revenues or the new manufacturing facility begins to run, our operating income typically increases.

Impact of Currency Fluctuations

     We report our audited consolidated financial statements in euros. Because we earn a significant portion of revenues and incur expenditures in countries where the euro is not the local currency, exchange rate movements between the euro and other currencies can significantly impact our results of operations. Fluctuations in exchange rates may also affect the reported value of our assets and the components of shareholders’ equity. The other currencies include the U.S. dollar, the Chinese yuan, the Singapore dollar and the British pound. In 2003, we earned 11% of our revenues in the United States, 10% in China, 10% in the United Kingdom, and 13% in Asia outside China. A substantial portion of our sales in the rest of Asia, other than China, is denominated in Singapore dollars and in U.S. dollars. We seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate. We cannot predict, however, all changes in currency, inflation or other factors, which could affect our international businesses and, therefore, our results may continue to be negatively affected by currency fluctuations.

     The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese yuan, the U.S. dollar and the Singapore dollar since January 1, 2001, calculated based on daily indicative fixing publicly supplied by the European Central Bank (“ECB”) and indicative quotations supplied on Internet sites of bank counterparties for currencies on which the ECB does not establish fixing.

	(in euros, per unit of foreign currency)
Years ended December 31	2003	2002	2001
British pound	0.6887	0.6294	0.6218

Chinese yuan	9.2584	7.8204	7.4063

U.S. dollar	1.1289	0.9486	0.8950

Singapore dollar	1.9553	1.6928	1.6038

Seasonality

     In prior years, we have experienced limited seasonal fluctuations, where a greater percentage of our net sales are recorded in the fourth quarter. In 2001 and 2002, this seasonality was offset by global market fluctuations and an uneven economic recovery. In 2003, we experienced a limited recurrence of this seasonality. The possible seasonality that we experience in the future may continue to be affected by factors such as global economic conditions.

Reporting segments

     As of January 1, 2002, we changed the reporting of our business segments. All of the activities formerly reported as part of our Network Systems segment have been transferred to our Financial Services and Security segment, except the access control systems activities of our former subsidiary SkiData and the electronic smart labels solutions activities of our former Tag subsidiary, which have been reported separately under “Disposed Operations”, as they were sold during the third quarter of 2001. Consequently, the Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, e-business security, and pay-television applications, as well as magnetic stripe cards for banking applications. Our activities in this segment also include the sales of chip card readers to our customers and chip card interfacing technologies to device manufacturers. There is no change with respect to the Telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products. This change in the Financial Services and Security segment reporting is consistent with the changes in our financial reporting structure incorporated in our management reporting. For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects — Results of Operations-Recent Developments”.

Recent Developments

     In addition to the restructuring programs that were put into place in April 2001 and February 2002, we announced a third restructuring and rationalization program in December 2002. This new program was implemented in response to further market deterioration and price erosion beyond what was anticipated. As of December 31, 2003, this program had resulted in a reduction of 777 employees worldwide and the rationalization of production sites and office facilities on a worldwide basis. These restructuring and cost cutting initiatives have been implemented with the objective of achieving annualized savings of approximately €100 million by the end of 2004. We believe that we will be able to achieve the costs savings objectives associated with this restructuring program. However, our ability to reach these objectives will depend on a number of factors, including the actual expenses that we incur as the program is fully implemented and the impact of market conditions.

     As of January 1, 2004, we elected again to change the reporting of our business segments to better reflect the changing nature of our industry. The Financial Services and Security segment was divided into two separate units; Financial Services and Identity and Security. The Financial Services segment includes systems and services based on chip card technology in financial services as well as magnetic stripe cards for banking applications while the Identity and Security segment includes chip card technology in areas such as identification, health care, corporate security, loyalty programs, transportation access, e-business security, and pay-television applications. Our activities in the Identity and Security segment also include the sales of chip card readers to our customers and chip card reader components to device manufacturers. There is no change with respect to the Telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products. This change in business segment reporting is consistent with the changes in our financial reporting structure incorporated in our management reporting.

Year ended December 31, 2003, compared to year ended December 31, 2002

Net Sales

     Net sales for the year ended December 31, 2003 amounted to €749.2 million, a 5% decrease compared with net sales of €787.4 million for the year ended December 31, 2002. After adjusting for currency fluctuations, however, net sales increased by 4%.

     The following table shows the breakdown of our net sales in 2003 and 2002 by reporting segment (our reporting segments are described in Note 29 to our Consolidated Financial Statements):

	(in millions of euros)
Years ended December 31	2003	2002	% change
Telecommunications	542.5	544.5	0%
Financial Services and Security	206.7	242.9	(15%)

Total	749.2	787.4	(5%)

     Net sales in our Telecommunications segment remained relatively stable, decreasing slightly to €542.5 million in 2003 from €544.5 million in 2002. On a currency adjusted basis, Telecommunications net sales increased by 9% in 2003 as compared to 2002. Our increase in net sales in 2003, on a currency adjusted basis, was influenced by more rapid adoption of wireless communication systems that require SIM cards in the United States, strong growth in South America and continued demand in Europe. Shipments of high-end microcontroller cards (i.e., with greater computing power and memory) increased as compared to 2002. Telecommunications segment revenue was primarily driven by a 9% increase in sales of products used in the wireless communication market, amounting to €436.7 million in 2003 compared to €400.6 million in 2002. This increase was primarily attributable to stronger demand for wireless products as our shipments of SIM cards rose 35% from 137 million units in 2002 to 184 million units in 2003.

     The favorable shift to higher-end wireless products in 2003 and the stronger demand for wireless products overall, including software and services, were sufficient to overcome the continuous price competition in this segment. Other card sales in our Telecommunications segment decreased significantly in 2003 compared to 2002, mainly driven by lower demand for cards used in the public telephony market and stronger price pressure. Sales of phone cards decreased 27%. The Telecommunications segment represented 72% of our revenues in 2003, as compared to 69% in 2002.

     Growth in our Telecommunications segment is driven by very large wireless carriers increasing their use of advanced SIM cards to enhance end-user relationships and operator investments in network infrastructure that accelerate the SIM card renewal process. Higher revenues in this segment are also driven by the migration of wireless networks towards technologies that require SIM cards, particularly in the Americas and in China. Demand for SIM cards continues to shift towards higher-end products as wireless carriers launch networks based on more advanced technologies, including next generation 2.5G and 3G systems. These systems also facilitate a growing number of applications that require higher-end SIM cards, better device management and improved mobile data services.

     Net sales in our Financial Services and Security segment declined 15% to €206.7 million in 2003, from €242.9 million in 2002. On a currency adjusted basis, net sales decreased by 8%. The decline in our Financial Services and Security segment was primarily due to the Geldkarte (i.e., the German payment card) market shifting to a lower volume replacement cycle, decreased demand in the Pay-TV market, and lower demand for microcontroller payment cards in the United States due primarily to the completion of certain chip card programs. Despite the lower demand for the Geldkarte microcontroller payment card (i.e., chip card), shipments were up 10%, driven by the ramp-up of EMV migration in the United Kingdom (EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa, to migrate their bank cards from conventional magnetic stripe cards to chip cards) which started in the third quarter of 2003. The Financial Services and Security segment represented 28% of our revenues in 2003, as compared to 31% in 2002.

     We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.

     The following table breaks down our net sales among our three regions:

	(in millions of euros)
Years ended December 31	2003	2002	% change
EMEA	407.7	416.2	(2%)
Asia	171.9	199.5	(14%)
Americas	169.6	171.7	(1%)

TOTAL	749.2	787.4	(5%)

     Primarily due to a mixed performance between our two segments, net sales were relatively stable in the EMEA region, which represented 54% of our revenues in 2003, as compared to 53% in 2002. The Telecommunications segment improved in 2003, as wireless carriers resumed investments in new infrastructure (in which our products often have a prominent role), in an effort to increase their average revenue per user. Telecommunications revenue was strong in 2003 with the leading wireless carriers in Europe. We believe this resulted from our new sales organization and its emphasis on key accounts. In the Financial Services and Security segment in EMEA, there were some improvements in 2003 due to the EMV payment card migration, mainly driven by the United Kingdom market. Total revenues in EMEA fell, however, due to decreased demand for the Geldkarte and the weakness in the Pay-TV market.

     Net sales in Asia declined by 14% in 2003 although they were up by 1% on a currency adjusted basis. The decrease reflects a deterioration of pricing conditions (both currency and selling prices) in the wireless communication market despite higher volumes shipped.

     Net sales in the Americas declined 1%, although on a currency-adjusted basis revenue in the Americas was up by 18%. In 2003, we experienced a significant increase in our Telecommunications sales in the United States, which was our most dynamic region for wireless products fueled by the rapid adoption of communication systems that require SIM cards. Among other factors, we believe wireless carriers in the United States are adopting SIM card-based systems because these systems represent a less expensive path toward the implementation of more advanced communication standards, such as 3G networks, that will allow carriers to provide enhanced services to their customers. We provide products to all of the major wireless carriers in the United States that utilize smart card technology (Cingular Wireless, AT&T Wireless, Nextel Communications, and T-Mobile). There are also signs of a similar trend towards adoption of smart card-based technologies in Latin America.

Gross profit

     Gross profit increased 4% in 2003 to €207.3 million, from €199.7 million in 2002. Our gross margin increased in 2003 to 27.7%, from 25.4% in 2002. Despite adverse currency fluctuations and the effect of price pressures, gross margin increased by 2.3 percentage points, mainly driven by an improved business mix (i.e., weighted towards more wireless products, higher-end products and more favorable regional mix), and the benefit of our restructuring and cost cutting initiatives.

     The following table breaks down our gross profit and gross margin by segment:

	2003		2002		% change
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit
Telecommunications	166.8	30.7%	154.5	28.4%	8%
Financial Services and Security	40.5	19.6%	45.2	18.6%	(10%)

Total	207.3	27.7%	199.7	25.4%	4%

     The gross margin of our Telecommunications segment increased to 30.7% in 2003, from 28.4% in 2002. This increase resulted primarily from higher volumes of SIM cards shipped, lower purchase prices in the first half of 2003 for wireless microcontroller chips used in the making of our products, favorable business mix (both in terms of geographic area and products) and the benefits of our restructuring and cost cutting measures. The increase was partially offset by the continuous price pressure in this segment and unfavorable currency fluctuations in 2003.

     The gross margin in our Financial Services and Security segment increased to 19.6% in 2003, from 18.6% in 2002. This increase was primarily due to higher volumes shipped of microcontroller payment cards and our restructuring and cost cutting measures. The increase was partially offset by unfavorable currency fluctuations in 2003.

Operating income (loss)

     We recorded an operating loss of €134.5 million in 2003, compared to an operating loss of €231.8 million in 2002. The 2003 operating loss was lower due to increased volumes of products shipped, improved gross margins in both of our reporting segments and lower restructuring expenses. Our restructuring expenses in 2003 amounted to €62.0 million compared to €90.0 million in 2002. Moreover, the 16% decrease of our operating expenses (excluding restructuring expenses), to €246.7 million in 2003 from €294.4 million in 2002, contributed to the reduction of our operating loss. This reduction in our operating expenses reflected the effects of our restructuring, combined with other cost saving programs.

     Our research and development expenses decreased by 25% to €69.2 million in 2003, compared to €92.2 million in 2002, while general and administrative expenses decreased by 14% to €77.3 million in 2003, from €89.9 million in 2002. Our selling and marketing expenses also benefited from our restructuring and cost cutting measures, falling by 11% to €100.2 million in 2003, from €112.2 million in 2002.

     We have made progress implementing our restructuring program announced in December 2002. Under this plan, we reduced our headcount by 777 during all of 2003, most of which occurred in the second half of the year. Annualized savings from our restructuring and cost cutting initiatives are, as of June 2, 2004, estimated to be approximately €100 million by the end of 2004. The restructuring charge of €62.0 million recorded in 2003 included an amount of €61.7 million relating to this restructuring program. We anticipate that approximately €15.0 million in additional expenses in 2004 will be required to complete this restructuring program.

     Goodwill amortization and impairment amounted to €33.1 million in 2003, as compared to €47.1 million in 2002. In 2003, we recorded a goodwill write-down of €19.9 million based on impairment testing. This write-down relates to the goodwill generated following the acquisition of Celocom Limited in November 2000, and is due to the revision of the business plan of the acquired activities of that company (see Note 8 to our Consolidated Financial Statements). In 2002, goodwill amortization and impairment included a write-down of €22.1 million following impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP S.A. (“SLP”) in October 2000 and was due to significantly declining sales of SLP software. In early 2003, we decided to cease SLP operations. The winding down is in process and is expected to be completed in 2004. The cessation of SLP operations will have no negative effect on our Consolidated Financial Statements in 2004.

Financial income and expense, net

     We recorded net financial income of €8.2 million in 2003, compared to €51.1 million net financial expense in 2002.

     Net financial income and expense was affected by the following specific factors:

•	Provision for a loan to the former Chairman of the Board: in 2000, one of our indirect subsidiaries granted a loan to Dr. Lassus, our former Chairman of the Board. In 2002, we recorded in financial expense a €67.6 million non-cash charge to cover the risk of possible non-reimbursement of the loan. In 2003, no additional financial expense was recorded related to this risk. The Company has not forgiven the loan (see Note 9 to our Consolidated Financial Statements).

•	Interest receivable on loans to senior management: net financial expense incurred in 2002 included €1.7 million of interest income on the loan granted in 2000 by one of our indirect subsidiaries to Dr. Lassus. In 2003, no interest was accrued on this loan, given that we made a provision for the loan described above.

•	Financial income related to an advance made to a trade supplier: net financial income in 2003 included €0.6 million of interest arising from the amendment of an advance facility made to a trade supplier that previously did not bear interest, as compared to €1.9 million of interest income in 2002 arising from the reversal of accrued interest expenses (such advance previously bearing no interest) (see Note 6 to our Consolidated Financial Statements).

     Excluding these specific items, the net financial income reported in 2003 amounted to €7.6 million, as compared to a net financial income of €12.9 million in 2002, primarily reflecting the decrease in our cash balances and the decrease in the market interest rate.

Other income and expense, net

     We recorded a net other expense of €20.1 million in 2003, compared to a net other expense of €28.9 million in 2002. Net other expense in 2003 was primarily attributable to foreign exchange losses (€8.7 million; mainly loss in time value of the option contracts used as part of our foreign currency hedging program), losses on equity investments (€7.6 million), losses on non-marketable investments (€2.5 million) and losses in minority interests (€2.2 million). Net other expense in 2002 was primarily attributable to foreign exchange losses (€15.1 million), losses on equity investments (€3.1 million), losses on non-marketable investments (€6.4 million) and minority interests expense (€4.3 million).

Income taxes

     We recorded an income tax expense of €14.7 million in 2003, reflecting non-recognition of additional deferred tax assets on most of the losses incurred, and an increase of the valuation allowances for deferred tax assets recognized in previous years by €7.5 million. In 2002, we recorded an income tax expense of €9.1 million, which included a provision for tax risks of €5.9 million relating to a tax audit in France. See “Item 8. Financial Information — Legal Proceedings”.

Net loss

     We recorded a net loss of €161.1 million in 2003, or €0.27 per share, as compared to a net loss of €320.9 million in 2002, or €0.53 per share. Our net loss recorded in 2003, primarily reflected €62.0 million in restructuring expenses that we incurred in that year. In 2003, we were not affected by any further write-down on the loan granted to Dr. Lassus in 2000. Our smaller net loss recorded in 2003 also reflected a reduction of €47.6 million in our operating expenses (excluding restructuring expenses and goodwill amortization and impairment), comprised of €23.0 million of savings in research and development expenses, €12.0 million of savings in selling and marketing expenses, and €12.6 million of savings in general and administrative expenses. In 2002, our net loss primarily reflected the €90.0 million in restructuring expenses we incurred in that year, the €67.6 million non-cash write-down of the loan granted in 2000 to Dr. Lassus and declines in our gross margins. Our loss in 2002 was, however, offset by reductions in our operating expenses as a result of our restructuring programs.

Year ended December 31, 2002, compared to year ended December 31, 2001

Net Sales

     Net sales for the year ended December 31, 2002, amounted to €787.4 million, a 23% decrease compared with net sales of €1,023.0 million for the year ended December 31, 2001. After adjusting for currency fluctuations and discontinued operations, net sales decreased by 17%.

     The following table shows the breakdown of our net sales in 2002 and 2001 by market segment:

Years ended December 31	2002	2001	% change
	(in millions of euros)
Telecommunications	544.5	681.9	(20%)
Financial Services and Security	242.9	296.8	(18%)
Disposed Operations (*)	—	44.3	—
Total	787.4	1,023.0	(23%)

(*) including SkiData and Tag activities, the divestitures of which occurred during the third quarter of 2001.

     Net sales in our Telecommunications segment declined 20%, from €681.9 million in 2001 to €544.5 million in 2002. After adjusting for currency fluctuations, net sales in this segment decreased by 17%. This decrease was primarily due to a 19% decline in sales of wireless products, from €491.7 million in 2001 to €400.6 million in 2002, resulting mainly from continuous price competition in this activity. While there was a shift to higher-end wireless products in 2002 and stronger demand for wireless products, including software and services, they were not sufficient to overcome the pricing pressure. Other cards sales decreased significantly in 2002 compared to 2001, mainly driven by lower demand for phonecard products and stronger price pressure. Excluding SkiData and Tag activities, the Telecommunications segment represented 69% of our revenues in 2002, as compared to 70% in 2001.

     Net sales in our Financial Services and Security segment declined 18%, from €296.8 million in 2001 to €242.9 million in 2002 (excluding SkiData and Tag activities). After adjusting for currency fluctuations, net sales in this segment decreased by 16%. The decline in our Financial Services and Security segment resulted mainly from a significant decline in revenues in 2002 from the banking and retail sectors in the United States compared to 2001. The Financial Services and Security segment represented 31% of our revenues in 2002, as compared to 30% in 2001, excluding SkiData and Tag activities.

     The following table breaks down our net sales among our three regions in 2002 and 2001:

Years ended December 31	2002	2001	% change
		(in millions of euros)
EMEA	416.2	474.0	(12%)
Asia	199.5	273.1	(27%)
Americas	171.7	231.6	(26%)
Disposed Operations (*)	—	44.3	—
Total	787.4	1,023.0	(23%)

(*) including SkiData and Tag activities, the divestitures of which occurred during the third quarter of 2001.

     The decline in net sales in the EMEA region, which represented 53% of our revenues in 2002, was primarily due to the poor performance of the wireless segment, which was partly offset by an increase in sales in the banking sector. In Asia, lower sales reflected a deterioration of pricing conditions in the wireless segment. In the Americas, we experienced a significant decrease in our chip card sales to United States banks and retailers.

Gross profit

     Gross profit decreased by 35% in 2002, from €307.5 million in 2001 to €199.7 million in 2002 (the decrease was 31%, excluding disposed operations). Our gross margin decreased from 30.1% in 2001 to 25.4% in 2002. This decrease was mainly due to pricing pressure in the Telecommunications segment. In addition, in 2001, our gross profit was impacted by a €10.6 million one-time favorable adjustment resulting from the partial reversal of a provision for a patent claim that was settled in 2001. However, the decline in our gross profit was partially offset by a better regional and product mix and the depletion of expensive microcontroller chip inventories purchased during prior periods, as well as higher sales volumes and productivity gains.

     The following table breaks down our gross profit and gross margin by segment.

	2002		2001		% change
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit
Telecommunications	154.5	28.4%	228.8	33.6%	(32)%
Financial Services and Security	45.2	18.6%	62.6	21.1%	(28%)
Disposed operations(*)	—	—	16.1	36.3%	—

Total	199.7	25.4%	307.5	30.1%	(35)%

(*) including SkiData and Tag activities, the divestitures of which occurred during the third quarter of 2001.

     The gross margin of our Telecommunications segment decreased from 33.6% in 2001 to 28.4% in 2002. This decrease resulted primarily from the strong price pressure in the wireless market. This decrease was partially offset by lower purchase prices for wireless microcontroller chips, and higher sales volumes in the wireless market, including in related software and services which generate higher margins. In addition, in 2001, our gross margin was favorably impacted by the one-time royalty expense adjustment described above.

     The decrease in our Financial Services and Security segment gross margin, from 21.1% in 2001 to 18.6% in 2002, resulted primarily from lower sales volumes, lower prices and an unfavorable product mix and customer mix for smart card products. The lower purchase prices for microcontroller chips partially offset this decrease.

Operating income (loss)

     We recorded an operating loss of €231.8 million in 2002 compared to an operating loss of €180.8 million in 2001. The 2002 operating loss resulted from declining sales, declining gross margins in both our segments and higher restructuring expenses. Restructuring expenses in 2002 amounted to €90.0 million compared to €28.5 million in 2001. This increase was partly offset by a significant decrease in our operating expenses which were €294.4 million in 2002 compared to €388.8 million in 2001 (excluding goodwill amortization and impairment in 2002 and 2001 and two one-time items incurred in 2001: management severance expenses amounting to €25.7 million, and litigation expenses amounting to €18.1 million). The operating expenses decrease reflected the effect of the restructuring plans announced in 2001 and in 2002, combined with other cost saving programs.

     For the year as a whole, research and development expenses decreased by 18%, from €112.9 million in 2001 to €92.2 million in 2002, while general and administrative expenses decreased by 19%, from €110.7 million in 2001 to €89.9 million in 2002. Selling and marketing expenses decreased 32% from €165.3 million in 2001 to €112.2 million in 2002.

     Goodwill amortization and impairment amounted to €47.1 million in 2002, as compared to €27.2 million in 2001. In 2002, goodwill amortization and impairment included a goodwill write-down of €22.1 million following impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP in October 2000, and was due to significantly declining sales of SLP software. (See Note 8 to our Consolidated Financial Statements). Goodwill amortization and impairment recorded in 2001 included a one-time €1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard’s decision to cease its operations.

Restructuring expenses

     The deteriorating economic conditions and the continuation of the turmoil in the telecommunications industry led us to announce a second restructuring plan in February 2002 and a third plan in December 2002. As in 2001, we responded to the rapidly changing environment by commencing the implementation of a program in February 2002, to control our costs and restructure our activities. The February 2002 program involved a reduction of our workforce and the rationalization of office operations on a worldwide basis. In 2002 we recorded a restructuring charge of €90.0 million, of which €80.8 million was related to our February 2002 restructuring plan. The goal of the program was to achieve €100 million in annualized cost savings, an objective that we continue to maintain.

     Despite progress on cost saving efforts initiated in 2001 and 2002, we implemented a third restructuring program in response to further market deterioration and price erosion beyond what we had previously anticipated. This program was announced in December 2002, and was to impact most parts of the company. This program was expected to deliver annual savings in the range of €100 million, the full benefit of which was expected to be seen in the second half of 2004. The restructuring charge of €90.0 million recorded in 2002, included an amount of €7.7 million relating to this plan.

Net financial income and expense

     We recorded net financial expense of €51.1 million in 2002, compared to €20.7 million net income in 2001. Net financial expense and income were impacted by the following specific factors:

•	Provision for a loan to the former Chairman of the board. In 2000, one of our indirect subsidiaries granted a loan to Dr. Lassus, our former Chairman of the board. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002, Dr. Lassus ceased his office as Chairman of our board of directors and resigned from all other positions that he held with our company and any of our company’s affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of our company affiliates. Effective June 30, 2002, we recorded in financial expense a €67.6 million non-cash charge to cover the risk of possible non-reimbursement of the loan. Our company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings (See Note 9 to our Consolidated Financial Statements).

•	Interest receivable on loans to senior management. Net financial expense incurred in 2001 included €4.9 million of interest income on the loans granted in 2000 by one of our indirect subsidiaries to Mr. Antonio Perez, our former Chief Executive Officer, and to Dr. Lassus. During 2001, Mr. Perez partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to our Consolidated Statement of Income. Net interest accrued in 2002 on the loan granted to Dr. Lassus was €1.7 million corresponding to interest accrued in the first half of 2002.

•	Amortized cost of an advance made to a trade supplier. Net interest income incurred in 2001 included a €2.0 million interest expense following the measurement at amortized cost of an advance made to a trade supplier, as compared to €1.9 million of interest income following such measurement in 2002 (See Note 6 to our Consolidated Financial Statements).

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

Income taxes

     We recorded an income tax expense of €9.1 million in 2002. This tax expense reflected the fact that we did not recognize additional deferred income taxes on the losses incurred in France in 2002, and that a provision for tax risks amounting to €5.9 million was recorded following a tax audit in France. In 2001, we recorded an income tax credit of €14.2 million, reflecting an effective tax rate of 16.3%. In 2001, our effective tax rate was impacted by the management severance expenses, which created losses in certain countries with low effective tax rates and by the one-time €68.3 million gain from the SkiData and Tag divestitures.

Net loss

     We recorded a net loss of €320.9 million in 2002, or €0.53 per share, as compared to a net loss of €100.2 million in 2001, or €0.16 per share. Net loss recorded in 2002 primarily reflected the €90.0 million restructuring charge, the €67.6 million non-cash write-down of a loan granted in 2000 to Dr. Lassus and the decline in our gross margin, which were, however, offset by the reduction of our operating expenses as a result of our restructuring program. Net loss recorded in 2001 primarily reflected the decrease of our operating income, the €28.5 million restructuring expense and the €18.1 million one-time charge for the Humetrix lawsuit (See Note 25 to our Consolidated Financial Statements), which were partially offset by the impact of the €68.3 million one-time gains from our SkiData and Tag divestitures.

LIQUIDITY AND CAPITAL RESOURCES

     Our financial position remained strong in 2003. Cash and cash equivalents were €390.7 million at December 31, 2003, as compared to a €417.2 million at December 31, 2002. During 2003, net cash decreased mainly due to outlays to fund our restructuring program, while we used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

     Operating activities used €10.1 million of cash during 2003, as compared to €62.7 million during 2002. Accounts payable increased by €32.5 million as compared to December 31, 2002, primarily due to our higher requirements for materials to satisfy our higher sales volumes, particularly in the latter part of 2003. Accounts receivable increased by €12.3 million as compared to December 31, 2002, reflecting the higher revenue levels in the latter part of 2003. Inventory levels as at December 31, 2003, increased by €9.2 million as compared to December 31, 2002, but only represent 82 days of supply compared to 111 days of supply at the end of December 2002. The year 2003 cash flow was also affected by €55.9 million paid in connection with our restructuring programs as compared to €33.4 million in 2002.

     Net cash used in investing activities during the year 2003 was €16.7 million compared to €47.1 million in 2002, primarily due to lower capital expenditures which were €15.2 million in 2003, compared to €31.9 million in 2002.

     Financing activities used €6.3 million of cash in 2003, compared to €3.8 million generated by such activities in 2002. This change resulted primarily from capital lease financing received in 2002 under the sale-leaseback transaction regarding our new facilities in La Ciotat, France.

     We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable liquidity needs within the next two years. At December 31, 2003, cash and cash equivalents amounted to €390.7 million.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

     The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) formulated by its predecessor organization the International Accounting Standards Committee (IASC).

     We consider our critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, the Company evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company believes that the following represent critical accounting policies of the Company that require significant management judgments and estimates. For a summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, please see Note 2 to our Consolidated Financial Statements.

Revenue Recognition

     Revenues from product sales are recorded upon transfer of title and risk of loss, provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Procedures exist which are regularly reviewed to ensure that the policies are consistently applied throughout our subsidiaries worldwide.

Goodwill and impairment of goodwill

     At each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain. Future cash flows are computed based on the associated revenue estimates for the following five years, and include a terminal value assumption. Whenever possible, the Company forecast and long range planning data is used in these computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. In evaluating goodwill and impairment of goodwill, we consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner we use the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. Management believes that the estimates of future cash flows and fair market value are reasonable; however, changes in estimates resulting in lower future cash flows and fair market value due to unforeseen changes in business assumptions (for example, a substantial decline in consumer demand) could negatively affect the valuations of goodwill. Under the current assumptions, we believe that no further material impairment of goodwill is required.

Inventory

     Our industry is highly competitive and influenced by rapid technological change, frequent new product development, changes in demand and product pricing and rapid product obsolescence. We regularly review inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of our inventory. Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products, which includes cost of production, raw materials, labor and manufacturing overheads.

Research and Development

     Our results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investments by our businesses and the successful marketing of these products depends on their acceptance by customers and business associates. Further, the Company’s businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being the first to market new products and services.

     There can be no assurance that we will successfully develop and introduce new products and services, that these products and services will be accepted by customers, or that our businesses will recoup or realize a return on our capital investments. We capitalize certain development costs when it is probable that a development project will be a success and once technological feasibility is established. Otherwise such costs are recognized as an expense when incurred. These costs are capitalized through the time the product under development is produced and its future profitability is demonstrated by net present value computations using a discount rate based on the Company's cost of capital plus a risk factor. These costs are then amortized on a systematic basis over the product’s expected useful lives, which due to the constant development of new technologies, does not exceed three years. During the development stage, management must exercise its judgment in determining technological feasibility and future profitability of these projects, as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

     In addition, from time to time, we may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

     We are engaged, and may continue to engage, in restructuring activities. This requires our management to utilize significant estimates related to realizable values of assets made redundant or obsolete and expenses for severance and other employee separation costs, lease cancellations and other exit costs. A provision for restructuring is recognized only when a detailed, formal plan for restructuring exists and the main features of the plan have been announced.

Income taxes

     As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or unknown, we must establish a valuation allowance. The valuation allowance is based on our estimates of taxable income by jurisdiction and assumptions regarding the period over which our deferred tax assets will be recovered. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

Changes in accounting rules could affect our reported results

     The International Accounting Standards Board is in the process of a critical examination of current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules within the next two years in such areas as the timing of recognition of sales and other revenues arising from collaborative agreements with marketing and sales partners, accounting for share-based compensation, goodwill and intangibles, employee benefit plans, marketable securities and derivative financial instruments and classification of balance sheet positions as debt or equity. It is not possible to predict the impact on our reported results of any such rule changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.

Market Risk

     In the conduct of our business, we are exposed to a number of market risks, including currency exchange risks, interest rate risks and credit risks. To hedge our market risk exposures, we use several types of derivative instruments. We discuss our exposure to market risks and our hedging activities in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”.

U.S. GAAP Reconciliation

     We prepare our audited consolidated financial statements in accordance with IFRS, which differs in several respects from U.S. GAAP. As a result, our net income and shareholders’ equity are different under U.S. GAAP and under IFRS.

     The following table sets forth our consolidated net income under IFRS and under U.S. GAAP for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(millions of euros)
IFRS net income (loss)	(100.2)	(320.9)	(161.1)
Total differences between U.S. GAAP and IFRS	50.7	41.2	(20.6)

U.S. GAAP net income (loss)	(49.5)	(279.7)	(181.7)

     One of the principal differences affecting the determination of our net income under U.S. GAAP compared with IFRS resulted in 2000 and 2001 from the granting of share options to our executive officers and employees. In accordance with IFRS, the issuance of share options does not have any impact on net income at the time of grant or of exercise of the options. Under IFRS, upon exercise of the options, the price paid for the underlying shares is allocated to share capital and paid-in-capital. Under U.S. GAAP the difference between the exercise price and the fair market value of our shares at the time the options are granted generates compensation expense. In addition, in connection with the issuance of stock options to our former Chief Executive Officer and our former Chairman of the board in the second half of 2000, we made several loans to these individuals for the exercise of these options, as described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” Because these loans may be prepaid prior to maturity, the amount of interest to be paid on the loans was uncertain and, as a result, the ultimate option price was also uncertain. Under U.S. GAAP, the issuance of stock options with an unknown exercise price must be accounted for as a variable plan, which requires us to measure compensation in each period based on the difference between the exercise price and the fair market value of the shares. Consequently, the accounting for share options in accordance with U.S. GAAP resulted in a net compensation expense of €6.4 million for the year ended December 31, 2003, a net compensation expense of €2.9 million for the year ended December 31, 2002 and a net compensation benefit of €69.3 million for the year ended December 31, 2001.

     Another significant difference affecting the determination of our net income under U.S. GAAP compared with IFRS results from goodwill amortization. As a result of the adoption of SFAS 142 as of January 1, 2002, our company no longer amortizes goodwill under U.S. GAAP.

     One of the principal differences affecting the determination of our shareholders’ equity under U.S. GAAP are the impact of several loans made to our former Chief Executive Officer and our former Chairman of the board for the exercise of the stock options granted in the second half of 2000, which, in aggregate, amounted to €4.9 million, €71.9 million and €143.7 million and are recorded as a decrease in shareholders’ equity under U.S. GAAP as at December 31, 2003, 2002 and 2001, respectively.

     The following table sets forth our shareholders’ equity under IFRS and U.S. GAAP as of the dates indicated.

	Year ended December 31,
	2001	2002	2003
	(millions of euros)
IFRS shareholders’ equity	1,167.8	860.5	695.0
Total differences between U.S. GAAP and IFRS	(89.5)	18.3	5.1

U.S. GAAP shareholders’ equity	1,078.3	878.8	700.1

     For a discussion of the differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note 31 to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

     We maintain a longstanding commitment to investing in a broad range of research and development initiatives to strengthen our leadership in the development of chip card technology and software, such as our research initiatives in open operating systems, cryptographic processes and application development and remote management tools. The focus of our research and development is to develop new software and integrated systems based on our microcontroller chip technology and to reduce the time required to bring new products and applications to market.

     We carry out our research and development activities on chip card operating systems through a centralized group responsible for the business lines of all three reporting segments (Telecommunications, Financial Services and Identity and Security). In addition, there are separate teams for all other research and development initiatives undertaken by each reporting segment.

     Our research and development activities are organized on a global basis, with our main research and development centers located in France, Singapore, Germany and China. We believe we have one of the largest research and development teams in the chip card industry both in terms of gross research and development expenditures and number of employees. As of December 31, 2003, we had 562 engineers working in our research and development centers around the world (plus an additional 50 engineers working in our manufacturing group), compared to 711 engineers as of December 31, 2002 and 760 engineers as of December 31, 2001.

     In 2003, our gross research and development expenditures were €63.9 million, or approximately 8.5% of our net sales, compared to gross research and development expenditures of €95.3 million, or approximately 12.1% of our net sales in 2002, and of €124.6 million, or approximately 12.2% of our net sales in 2001. A portion of these expenditures was financed through grants and research tax credits available under certain government programs, which amounted to €2.7 million in 2003, €5.6 million in 2002 and €9.6 million in 2001.

     We also maintain certain licenses to third parties technologies. See “Item 4. Information on the Company — Business Overview — Intellectual Property.”

TREND INFORMATION

Trends in the Markets for our Telecommunications Segment

     After sharp downturns starting in 2001 and continuing into early 2002, growth in the markets for our wireless products (primarily SIM cards) started to re-emerge towards the end of 2002. This corresponded with new demand for more advanced wireless telecommunications services, including for wireless data transmission, and growth linked to further adoption of wireless communication systems using SIM cards, including in developing economies where wireless telecommunications services continued to become more financially accessible.

     The portion of increased demand that most positively affected our performance was demand for higher priced wireless products (primarily SIM cards with greater capabilities). In 2003, the favorable shift to these higher-end wireless products and the stronger overall demand for wireless products were sufficient to overcome the continuous selling price pressure in this segment.

     We believe that our Telecommunications segment should benefit if the wireless sector continues to gain momentum through 2004. Growth in our Telecommunications segment may, however, be somewhat lessened by continued declines in the demand for public telephony phonecards and by competition.

     Wireless carriers are increasingly recognizing the flexible and strategic role of SIM cards for offering improved and new value-added services to their customers. This should increase the demand for higher priced SIM cards with greater memory and processing power. We believe this, in turn, should result in a further improved business mix towards higher priced products and help offset pressures to lower prices on our more mature products. This improved product mix should also be aided by further growth in the United States and Latin America, where carriers are adopting SIM card-based systems and by the growth related to the progressive implementation of 3G networks.

Trends in the Markets for our Financial Services Segment

     Progress in the markets for our financial services products was also negatively affected by the downturns of 2001 and 2002. A significant hindrance to growth in the past has been the absence of widely accepted technology standards for improved interoperability of products. With the adoption of the EMV standard for chip card-based payment systems, however, we believe there should be positive momentum in the adoption of chip cards in 2004 and 2005, for example, in the United Kingdom, South America and Asia.

Trends in the Markets for our Identity and Security Segment

     As government and corporate demand increases toward more secure systems for authenticating persons and controlling access to networks and facilities, there should be opportunities to promote the adoption of chip card-based security systems. We believe our Identity and Security segment also stands to benefit from broader acceptance of technology standards that would allow larger organizations to implement chip card security and identity systems with more confidence in system interoperability and forward compatibility.

     We believe our abilities to produce large volumes of chip cards and deliver associated infrastructure and integration services should position us to capture market share as spending increases in this sector.

Trends in Our Development

     In 2004, we realigned our business units into three segments: Telecommunications, Financial Services and Identity and Security. This realignment separates our former Financial Services and Security segment into two business units. While our Identity and Security segment is starting from a small base, we believe its potential growth merits its treatment as a separate business unit. We believe this realignment will enable us to better serve our customers over time through more focused sales and marketing efforts in all our business units.

     The restructuring programs that we implemented in 2003 are starting to deliver our strategic objectives and Gemplus now has lower fixed costs. We intend to continue to keep focusing on managing costs, and are further implementing processes to control our expenses.

Outlook

     For 2004, we anticipate continued improvement in our operating income for the year as a whole, although this will be offset to a limited extent by the completion of the restructuring program that we began in December 2002. This anticipated improvement, however, assumes an average exchange rate of approximately US$1.20 per euro. The effects of currency fluctuations have played a significant factor in our results in the recent past and may continue to do so; however, we have attempted to mitigate our losses through our hedging programs. See Note 24 to our Consolidated Financial Statements.

     For additional information regarding trends, uncertainties, demands or commitments, please see Item 5 “Operating and Financial Review and Prospects — Results of Operations — Recent Developments” and the Special Note regarding Forward Looking Statements on page 4 of this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

     There are no off-balance sheet transactions that have, or are reasonable likely to have, a current or future effect on the Company’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources that would be material to our shareholders.

(thousands of euros)

December 31	2003	2002	2001
Performance, downpayment and bid bonds	10,817	15,752	8,705
Guarantees related to operations	6,518	9,405	4,152

Total guarantees issued by the Company	17,335	25,157	12,857

As at December 31, 2003, the amount of guarantees delivered by the Company reached €17,335 thousand and represents mainly performance bonds and bid bonds, made as part of normal operations where the Company’s customers demand such guarantees to secure the Company’s performance under contracts or tenders for business which become payable based upon non-performance of the Company. See Note 25 to our Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

Schedule of payments

				(in thousands of euros)
As at December 31, 2003	Total	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital lease obligations	50,850	7,377	13,862	12,099	17,512
Operating lease obligations	16,098	5,187	4,438	3,008	3,465
Purchase obligations(1)	79,202	78,106	1,096	—	—
Total	146,150	90,670	19,396	15,107	20,977

(1)	including €54,500 thousand, as at December 31, 2003, related to microcontroller chips purchase commitments.

     As at December 31, 2003, 2002 and 2001, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements. See Note 25 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

BOARD OF DIRECTORS

     Under Luxembourg law, our board of directors is vested with broad powers to manage our company. All powers not expressly reserved by law or by the articles of incorporation to the shareholders fall within the powers of the board of directors.

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

     Our board of directors met seven times during 2003, with an attendance rate in 2003 (physically or by telephone) of approximately 93%. Prior to April 29, 2003, the board members were elected by cumulative voting. At the annual general shareholders meeting held April 29, 2003, our shareholders voted to eliminate cumulative voting and to accordingly amend our articles of incorporation.

     As of January 1, 2003, our board of directors consisted of Mr. Dominique Vignon (Chairman), Mr. David Bonderman (Vice Chairman), Mr. Alex Mandl, Mr. Randy Christofferson, Mr. Thierry Dassault, Mr. Johannes Fritz, Mr. Abel Halpern, Dr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Kheng Nam Lee, Mr. Ronald W. Mackintosh, and Mr. William S. Price III.

     Mr. Kheng Nam Lee resigned from our board of directors, with effect as of September 26, 2003. Mr. Abel Halpern resigned from our board of directors as of October 28, 2003. On October 28, 2003, Mr. Werner Koepf and Mr. Geoffrey Fink were elected to our board of directors. On April 27, 2004, Mr. Ron Mackintosh and Mr. Thierry Dassault ceased being members of our board of directors, and our shareholders elected Mr. Michel Akkermans and Mr. Kurt Hellström to our board of directors. As of May 31, 2004, Mr. Randy Christofferson ceased to be a member of our board of directors. Effective June 1, 2004, Mr. John Ormerod became a member of our board of directors.

     Our board of directors conducts its activities in accordance with governance principles set forth in applicable regulations, exchange rules, the company’s articles of incorporation, the company’s Corporate Governance Guidelines adopted in February 2004, committee charters and other adopted practices.

     As of June 2, 2004, the following individuals comprised our board of directors:

		Date of	Expiration
Name	Age	appointment	of Term	Occupation
Mr. Dominique Vignon	56	June 21, 2002	April 2007	Chairman of our board of directors

Mr. David Bonderman	61	December 19, 2001	April 2007	Vice-Chairman of our board of directors; Managing Partner, Texas Pacific Group

Mr. Alex Mandl	60	October 29, 2002	April 2007	Chief Executive Officer

Mr. Michel Akkermans	44	April 27, 2004	April 2007	Founder and Chairman, Clear2Pay

Mr. Geoffrey Fink	34	October 28, 2003	April 2007	Principal, Texas Pacific Group

Mr. Johannes Fritz	49	December 19, 2002	April 2007	Managing Director, Quandt family office

Mr. Kurt Hellström	60	April 27, 2004	April 2007	Advisor, Investor AB

Dr. Peter Kraljic	64	April 17, 2002	April 2007	Member of the McKinsey Advisory Council

Mr. Werner Koepf	62	October 28, 2003	April 2007	Board member, Marconi Corporation plc

Mr. Daniel Le Gal	53	April 17, 2002	April 2007	Partner and Managing Director, Finadvance

Mr. John Ormerod	55	June 1, 2004	April 2007	Chairman, Walbrook Group Ltd.

Mr. William S. Price	48	February 1, 2000	April 2007	Managing Partner, Texas Pacific Group

Board Committees

     Our board of directors has three committees and one subcommittee: an Audit Committee, a Compensation Committee (with a Stock Administration Committee as a subcommittee) and a Strategy Committee.

Audit Committee

     In 2003, the Audit Committee consisted of Mr. William S. Price III (Chairman)1, Mr. Randy Christofferson, Mr. Kheng Nam Lee and Mr. Johannes Fritz (Mr. Werner Koepf replaced Mr. Kheng Nam Lee effective October 28, 2003). Mr. Randy Christofferson ceased to be a member of the Audit Committee on May 31, 2004, and Mr. John Ormerod was elected in replacement of Mr. Christofferson as a member of the Audit Committee, effective June 1, 2004. On June 28, 2004, Mr. Ormerod became the Chairman of our Audit Committee.

     Our Audit Committee met eight times during 2003, with an attendance rate in 2003 (physically or by telephone) of approximately 88%. The activities of the committee are governed by a specific committee charter. Among other things, this committee reviews our budgets and financial statements and any potential conflicts of interests with a director or any other related party and all other activities as required by law and securities exchange rules. During 2003, the Audit Committee reviewed, among other items, our audited consolidated financial statements for 2002 and our quarterly statements for 2003, reviewed the quarterly accounting judgments and the quarterly audit comments made by our auditors and analyzed related party transactions.

     Main off-balance sheet liabilities (and particularly guarantees and foreign exchange operation) are regularly reviewed by our Audit Committee and our Chief Financial Officer.

     The Audit Committee exercises all powers with respect to the recommendation, compensation, retention and oversight of the work of the company’s independent auditors. The Audit Committee has not currently opted to establish any pre-approval procedures for permissible non-audit services proposed to be performed by our independent auditors, and requires each engagement for non-audit services to be approved in advance by the Audit Committee.

     Luxembourg law requires our auditors to be appointed by our shareholders; therefore, our shareholders appoint the auditors upon recommendation of the Audit Committee.

1 Mr. Price is a shareholder of the general partner of Texas Pacific Group, one of our major shareholders, and, as a result, it is not certain whether Mr. Price may be considered an “independent director” in accordance with Rule 4350 of the Nasdaq Marketplace Rules. See “Item 7. Major Shareholders and Related Party Transactions-Major Shareholders.” Our board of directors determined that the appointment of Mr. Price to the Audit Committee in November 2000 was in the best interests of our company and our shareholders. Mr. Price has extensive experience in finance and management and has served as a director of a significant number of public and privately-held companies in the United States and abroad. See “Item 6. Directors, Senior Management and Employees — Director and Executive Officer Biographies” for a description of Mr. Price’s professional and academic background.

Compensation Committee

     In 2003, the Compensation Committee consisted of Mr. Dominique Vignon (Chairman), Mr. Thierry Dassault , Mr. David Bonderman and Mr. Kheng Nam Lee. In June 2004, Mr. Werner Koepf replaced Mr. Thierry Dassault on our Compensation Committee. This committee met three times during 2003, with an attendance rate in 2003 (physically or by telephone) of 100%. The activities of the committee are governed by a specific committee charter. Among other things, this committee reviews our Chief Executive Officer compensation and makes recommendations on the compensation of all our executive officers and directors. The Compensation Committee follows guidelines that generally call for the bonus portion of senior executive compensation to vary between 50% and 100% of the applicable salary, depending on the executive’s position. Generally, one-half of this bonus depends on the performance of the company, and the other half depends on achievement of individual objectives related to the executive’s performance. The committee also evaluates and recommends candidates for new board members and for the selection of our Chairman and Chief Executive Officer.

     In 2003, the Stock Administration Committee, acting as a subcommittee to the Compensation Committee, consisted of Mr. Alex Mandl, Mr. Philippe Duranton, Mr. Yves Guillaumot and Mr. Stephen Juge. As of June 1, 2004, Mr. Frans Spaargaren replaced Mr. Yves Guillaumot as a member of the Stock Administration Committee. The activity of this committee is governed by a specific committee charter. The Stock Administration Committee’s role is to advise the board concerning stock option issuances and related matters. In 2003, the Stock Administration Committee analyzed our future stock options needs, the stock option plans and the stock option reserve. Stock options are generally granted to executives and certain other personnel when they are hired, and potential additional grants are subject to annual review based on individual and collective company achievement criteria.

Strategy Committee

     In 2003, the Strategy Committee consisted of Mr. Dominique Vignon (Chairman), Dr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Alex Mandl and Mr. William S. Price III. The Strategy Committee met one time on October 27, 2003, with all members in attendance. The Strategy Committee’s role is to advise the Board concerning the Company’s strategies, major plans of action and significant acquisitions or divestitures.

SENIOR MANAGEMENT

     Our board of directors has, with the authorization of our shareholders, delegated the day-to-day management of our company, including the power to act on behalf of our company and sub-delegate powers, to the Chief Executive Officer, except for matters that exceed €50 million that must be authorized by the Board of Directors. This delegation is subject to certain powers reserved by law to the board of directors or our shareholders.

     In September 2002, Mr. Alex Mandl became our Chief Executive Officer, replacing Mr. Ronald Mackintosh. In November 2002, Mr. Mandl appointed Mr. Jacques Villières as Executive Vice President Operations, and confirmed Mr. Stephen Juge as Executive Vice President General Counsel, Mr. Didier Lachaud as Executive Vice President Human Resources, Mr. Gilles Michel as Executive Vice President Financial and Security Services Business Unit, Mr. Philippe Vallée as Executive Vice President Telecommunications Business Unit and Mr. Yves Guillaumot as interim Chief Financial Officer.

     In February 2003, Mr. Mandl announced a reorganization, appointing Mr. Jacques Seneca as Executive Vice President Business Development Group, Mr. Philippe Combes as Executive Vice President Operations (replacing Mr. Jacques Villières), and Mr. Guillaumot as Executive Vice President and Chief Financial Officer. Mr. Tony Engberg resigned as Executive Vice President, Research and Development as of March 15, 2003, and his responsibilities were transferred to the company’s Business Development Group. On May 24, 2003, Mr. Philippe Duranton was appointed as Executive Vice President Human Resources, replacing Mr. Didier Lachaud. On December 19, 2003, Mr. Gilles Michel resigned from his position as Executive Vice President Financial Services and Security, and his responsibilities were transferred to Mr. Philippe Combes and Mr. Jacques Seneca. On January 20, 2004, Mr. Jacques Seneca was appointed as the head of the newly formed Identity and Security business unit, and Mr. Philippe Combes was appointed as the head of the Financial Services business unit.

     On June 1, 2004, Mr. Frans Spaargaren was appointed as our Chief Financial Officer, replacing Mr. Yves Guillaumot. The following table sets forth the name, age and current position of each of our executive officers as of, June 2, 2004:

Name	Age	Position
Mr. Alex Mandl	60	Chief Executive Officer

Mr. Philippe Combes	51	Executive Vice President, Operations and Financial Services Business Unit

Mr. Philippe Duranton	44	Executive Vice President, Human Resources

Mr. Stephen Juge	50	Executive Vice President, General Counsel

Mr. Jacques Seneca	44	Executive Vice President, Business Development Group and Security Services Business Unit

Mr. Frans Spaargaren	48	Executive Vice President, Chief Financial Officer

Mr. Philippe Vallée	39	Executive Vice President, Telecom Business Unit

DIRECTOR AND EXECUTIVE OFFICER BIOGRAPHIES

     Dominique Vignon has served as Chairman of the board of directors since June 21, 2002. Mr. Vignon served as Chairman of the board of directors and Chief Executive Officer of the Framatome Group from 1996 to 2001, where he also developed that group’s connector business (FCI). From the end of 2000 to the end of 2001, he served as President of Framatome ANP and led the merger of the Framatome and Siemens corresponding activities. From 1995 to 1996, he was President of Framatome’s nuclear business. From 1993 to 1995, he was Chairman of Jeumont Industrie. From 1990 to 1993, Mr. Vignon was General Manager of Nuclear Power International (NPI), the joint venture of Framatome and Siemens. From 1975 to 1990, he worked at Electricité de France, where he was in charge of major new generation projects in France and abroad. Mr. Vignon is a graduate of France’s Ecole Polytechnique, and of the leading French Engineering School, the Ecole Nationale des Ponts et Chaussées (civil engineering). He also holds a master in Economics. Mr. Vignon serves on the board of Completel Europe N.V.

     Alex Mandl has served as Chief Executive Officer since September 2002, and as director since October 29, 2002. From April 2001 through August 2002, Mr. Mandl was a principal in ASM Investments focusing on technology investments. Previously, Mr. Mandl served as Chairman and CEO of Teligent, a company he started in 1996, offering the business markets an alternative to the local Bell Companies for telecommunication/internet services. From 1991 to 1996, Mr. Mandl was with AT&T where he served as President and Chief Operating Officer with responsibility for long distance, wireless, local communications and Internet services. Prior to his President/COO position, he was AT&T’s Chief Financial Officer. Between 1987 and 1991, Mr. Mandl was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services. In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. Mr. Mandl began his career in 1969, when he joined Boise Cascade Corp. as a merger and acquisition analyst, and he held various financial positions during the next eleven years. Mr. Mandl holds an M.B.A. from the University of California at Berkeley and a B.A. in economics from Willamette University in Salem, Oregon. Mr. Mandl serves on the boards of Dell Computer Corporation, the Walter A. Haas School of Business at the University of California at Berkeley, Willamette University and the American Enterprise Institute for Public Policy Research.

     David Bonderman has served as Vice-Chairman of the board of directors since December 2001. He is a principal, general partner and one of the founders of Texas Pacific Group (“TPG”). Prior to forming TPG in 1993, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) (“RMBG”) in Fort Worth, Texas. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC where he specialized in corporate, securities, bankruptcy, and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U.S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated magna cum laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 graduate of the University of Washington in Seattle. Mr. Bonderman serves on the boards of ProQuest Company, Ducati Motor Holding, S.p.A., Co-Star Group, Inc., and Ryanair Holdings, plc. He also serves on the boards of The Wilderness Society, the Grand Canyon Trust, the World Wildlife Fund and the American Himalayan Foundation. In addition, he serves on the board of directors of the University of Washington Foundation as well as the Harvard Law School Dean’s Advisory Board.

     Michel Akkermans has served as one of our directors since April 27, 2004. Mr. Akkermans is a successful entrepreneur specializing in information technology for the banking industry. Mr. Akkermans holds a Master of Science in Electronic Engineering and Computer Sciences and a degree in economics & finance from the University of Leuven in Belgium. He is currently Chairman and Chief Executive of Clear2Pay, a software solutions company that helps financial institutions to provide branded electronic payment services. Mr. Akkermans was previously Chairman and CEO of FICS and Former Executive Chairman of NASDAQ-listed S1 Corporation, the market leader in internet banking. In addition to Clear2Pay, he also serves on the boards of The Capital Markets Company, Data4, Approach, Proficient, and is a member of the Advisory Board of GIMV.

     Randy L. Christofferson has served as a director from November 2000 to May 31, 2004. Mr. Christofferson has been the Managing Director of MIOGA Ventures since 2000. From August 1999 to September 2000, Mr. Christofferson served as Chief Executive Officer of Walker Digital. From 1995 to 1999, Mr. Christofferson served as President of First USA Bank. From 1990 to 1995, Mr. Christofferson held several senior management positions at the American Express Company, including President of Amex Relationship Services, Senior Vice President of Worldwide Quality and Reengineering and Senior Vice President of Corporate Strategy and Advanced Technology. Prior to 1990, Mr. Christofferson was a partner of Bain & Company. Mr. Christofferson received his Master of Business Administration from Harvard University and graduated with highest honors from Michigan State University, where he earned a B.S. in Chemical Engineering. Mr. Christofferson serves on the boards of directors of IntelliRisk Management Corporation, FineStationery.com, DeNovo, Inc. and the Delaware Art Museum.

     Philippe Combes was appointed Executive Vice President, Operations on February 12, 2003, and as head of the Financial Services Business Unit with effect as of January 20, 2004. Prior to joining Gemplus, Mr. Combes had been running his own Executive Coaching consultancy. From 1998 to 2002, he was CEO of Philips Displays, based in Holland, the worldwide leader in consumer displays. From 1988 to 1998, Mr. Combes served in general management positions for Thomson Multimedia in Hong Kong, China, Poland and France, including VP Operations for Displays. In 1975 he joined Schlumberger Industries where he held various operational responsibilities in France, Brazil and Indonesia. Mr. Combes has a B.A. from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) with a masters in robotics and electronics.

     Thierry Dassault served as a director from April 2002 to April 27, 2004. He currently serves as the Chairman of Dassault Multimedia, a venture capital company that holds investments in companies such as ATARI (Infogrames), Hi-Média, EMME Interactive and Welcome Real Time in which Mr. Dassault also serves as Director. Prior to that, from 1985 to 1993, he was Producer Partner at Claude Delon Productions Company. From 1982 to 1984, he was General Manager in an alarm systems company, and from 1979 to 1981, he was director of the Equipements Civils pour l’Electronique Serge Dassault company in Brazil. Mr. Dassault has served on the supervisory board of Gemplus S.A. from 1998 to May 2004 and as Vice-Chairman from March 2001 to May 2004. He serves on the boards of various companies, including Chapitre.com, Dassault Multimedia and Groupe Industriel Marcel Dassault. He also serves on the supervisory board of Société du Journal des Finances.

     Philippe Duranton has served as our Executive Vice President, Human Resources since May 2003. Prior to joining Gemplus, Mr. Duranton served as Human Resources EVP at Canal+ and Co-Managing Director, General Affairs, for the Television and Film Division of Vivendi Universal from 1998 to 2002. Prior to joining Canal+, Mr. Duranton spent nine years (1989 to 1998) at Thales where he held numerous Human Resource management positions across the company’s divisions. Mr. Duranton began his career in education and held various positions from

1985 to 1988 in both the public and private sectors. Mr. Duranton holds a variety of academic distinctions including a D.E.S.S. diploma in Human Resource Management from the Institute of Administration for Business, Bordeaux, France, and a masters degree in History.

     Geoffrey D. Fink has served as a director since October 2003. Mr. Fink is a London-based Principal in Texas Pacific Group’s operating group, which he joined in December 2000. From May 1998 to December 2000, Mr. Fink was a Vice President and subsequently Senior Vice President with Security Capital Group. Between August 1999 and December 2000, Mr. Fink was also Chief Operating Officer, head of the Management Committee, and board member of Access Space. In 1993 and from 1995 to 1998, Mr. Fink was a Consultant and then Engagement Manager with McKinsey & Company in London and he was one of the founders of McKinsey’s asset management practice. Prior to joining McKinsey, Mr. Fink worked in the M&A departments of both Goldman Sachs in London and PaineWebber in New York. Mr. Fink received a Bachelor of Arts degree summa cum laude from Yale University, a Juris Doctor degree magna cum laude from Harvard University and a masters degree focused on international business from the Fletcher School of Law and Diplomacy.

     Johannes Fritz has served as a director since December 2002. He has been the head of the Quandt family office since June 2000. From 1991 to June 2000, he was a managing director responsible for all financial affairs of the Quandt family office and running its day-to-day-business. In 1989 he joined the Quandt family office. Prior to that, he spent five years at KPMG covering financial institutions and industrial companies. From 1982 to 1983, he worked with Bertelsmann AG in the area of human resources. Mr. Fritz studied at Mannheim University where he was awarded a Master and Doctor degree in Business Administration. As a research associate he followed a postgraduate education at the business school of the New York University. Mr. Fritz earned a degree as a tax advisor and a certified public accountant (CPA). He serves on the advisory board of Drees & Sommer AG, as a member of the regional council of Deutsche Bank and on the advisory board of ING BHF-Bank.

     Yves Guillaumot served as our Executive Vice President Chief Financial Officer from November 2002 to June 1, 2004, and as Vice President, Interim Chief Financial Officer from March 2002 to November 2002. Mr. Guillaumot joined our company in July 1998 as Corporate Controller. He was promoted to Vice President in March 2001. Prior to joining Gemplus, from 1987 to 1998, Mr. Guillaumot held various financial management positions with Digital Equipment, including as director of Finance for Southern Europe, Middle East and Africa from 1997 to 1998 and Controller of the PC division from 1996 to 1997. Prior to 1996, Mr. Guillaumot held positions with Arthur Andersen and Arthur Young. Mr. Guillaumot graduated from the Ecole de Hautes Etudes Commerciales du Nord in France.

     Abel G. Halpern served as a director from December 2001 to October 28, 2003 and served as Vice-Chairman of the board of directors from February 2000 to December 2001. Mr. Halpern is a partner with HMD Partners LP, a private equity investment firm focused on middle market companies in Europe. From 1994 through 2002, Mr. Halpern was with Texas Pacific Group, where he was a partner and served as Managing Director of their European activities. Mr. Halpern remains a consultant to Texas Pacific Group. Prior to joining Texas Pacific Group, Mr. Halpern was a management and strategy consultant with Bain & Company, an international strategic consultancy firm. Mr. Halpern received a Masters of Business Administration from Harvard University and a Bachelor of Arts degree magna cum laude and with distinction from Yale University. In addition to Gemplus International S.A., Mr. Halpern’s directorships include Bally International and Ducati Motor Holding, among others.

     Kurt Hellström has served as a director since April 27, 2004. Mr. Hellström is the former President and Chief Executive Officer of Ericsson, the major telecommunications group, where he spent almost 20 years in a number of senior roles. Earlier in his career, he held commercial positions with Jugner Instrument and Standard Radio & Telephone. Mr. Hellström holds a Masters of Science in Electrotechnology. He serves on the Board of Atlas Copco, Bharti Televentures in India and Kineto Wireless, USA.

     Werner Karl Koepf has served as a director since October 2003. Mr. Koepf currently holds various senior management positions at Marconi Corporation plc London UK, in particular he serves as director and member of the audit, nominations, remunerations and operations review committee. Mr. Koepf serves as well as Chairman of the supervisory board and the nominations committee of Marconi Communications GmbH, and as Chairman of the supervisory board of Marconi Communications Holding GmbH. From 1993 to 2002, Mr. Koepf was successively Vice President and General Manager of the General Business Group of Compaq Computer Europe Middle East and

Africa (EMEA) and Chief Executive Officer and Chairman for Compaq Computer, EMEA. From 1989 to 1993, Mr. Koepf was Chairman and Chief Executive Officer for European Silicon Structures S.A. in Luxemburg. Previously, Mr. Koepf held various management positions at Texas Instruments Inc., including as Vice President and General Manager of several divisions of the group. Mr. Koepf received a Master of Business Administration from Munich University and a Bachelor of Electrical Engineering degree with honors from the Technical College in St. Poelten in Austria. Mr. Koepf is an advisor for Techno Venture Management GmbH, a venture capital company in Munich and Boston (Massachusetts). Mr. Koepf is Chairman of the board of directors of PXP Software AG in Austria and, since April 2004, he has been Director of ALDATA Software Oyj in Helsinki.

     Stephen Juge has served as our Executive Vice President, General Counsel since November 2000. Prior to joining Gemplus, Mr. Juge served from January to October 2000, as Senior Vice President and General Counsel of Walt Disney Europe. From April 1996 to January 2000, Mr. Juge served as Senior Vice President and European Legal Counsel of The Walt Disney Company (Europe) S.A. From November 1987 to March 1996, Mr. Juge served as Vice President and General Counsel of Disneyland Paris Resort (Euro Disney S.C.A.). Prior to joining Disneyland Paris, Mr. Juge was an associate at the international law firm of Coudert Frères in Paris between 1981 and 1987. Mr. Juge attended Louisiana State University, received a Juris Doctor degree from the Tulane University School of Law and studied comparative law at the University of Oxford on a Marshall Foundation Fellowship.

     Peter Kraljic has served as a director since April 2002. He currently serves as a senior director with McKinsey Advisory Council, New York. Dr. Kraljic joined McKinsey in 1970 and has worked extensively on strategic, organizational, operational and restructuring programs for industrial companies in Germany, Austria, France as well as in Central and Eastern Europe. From 1993 to 1998, he was responsible for McKinsey’s activities in France as “Directeur Général”. Prior to joining McKinsey, Dr. Kraljic worked as researcher in La Continentale Nucleaire, Luxembourg, as well as for the Welding Institute Ljubljana, Slovenia. Dr. Kraljic holds a degree in metallurgy from the University of Ljubljana, a Doctorate from the Technical University Hanover and a Masters in Business Administration from INSEAD, Fontainebleau, France. Dr. Kraljic serves on the supervisory board of the Wolfsburg AG association, LEK d.d. and of the IEDC Bled Management School.

     Didier Lachaud served as our Executive Vice President, Human Resources from September 1997 until May 2003. Prior to joining Gemplus, Mr. Lachaud served as Corporate Human Resources Manager at Fives-Lille from September 1995 to August 1997. Prior to August 1997, Mr. Lachaud held several senior management positions at Air Liquide from September 1990, and served as Personnel Manager at Schlumberger from 1985. Mr. Lachaud holds a Degree from the Institut d’Etudes Politiques de Paris.

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

     Kheng Nam Lee served as a director from October 2000 to September 26, 2003. Mr. Lee is the President of Vertex Group and of Vickers Capital. Prior to serving as President of the Vertex Group, Mr. Lee managed several venture capital funds of the Vertex Group since 1988. Prior to joining the Vertex Group, Mr. Lee served as head of strategic and venture capital investments at the Singapore Technologies Group. He holds a Bachelor of Science degree in Mechanical Engineering (with First Class honors) from Queen’s University, Canada, and a Master of Science in Operations Research and Systems Analysis (with distinction) from the U.S. Naval Postgraduate School. Mr. Lee serves on the boards of directors of Creative Technology Ltd., GRIC Communications Inc., Activcard SA, and Innomedia Pte. Ltd.

     Ronald W. Mackintosh served as a director from April 2001 to April 27, 2004. He also served as interim Chief Executive Officer from December 19, 2001 (when he resigned as a director) until August 31, 2002 and was re-elected director at the annual general meeting of shareholders held on April 17, 2002. Mr. Mackintosh was the Chief Executive Officer of Differentis from July 2000 through December 2001, when he resigned from that position in order to take the interim role at Gemplus. Since completing his interim role for Gemplus, he has returned to Differentis as Chairman. Mr. Mackintosh served as Chief Executive Officer of Computer Sciences Corporation, European Business since October 1992. From June 1990 to September 1992, Mr. Mackintosh served as Chief Executive, CSC UK. From November 1987 to June 1990, Mr. Mackintosh served as Chief Executive Officer at Index Group Europe. Prior to October 1987, Mr. Mackintosh was a Partner at Nolan Norton & Co. Europe. Mr. Mackintosh serves on the board of directors of Differentis. Mr. Mackintosh graduated from Arbroath High School, Scotland.

     Dr. Gilles Michel served as Executive Vice President Financial and Security Services May 2001 until December 2003. Prior to May 2001, Dr. Michel served as Executive Vice President, Financial Services from November 2000, and as Senior Vice President, Strategy, Mergers and Acquisitions from February 2000. Prior to joining Gemplus, Dr. Michel served as Vice President, Regional Business Segment (North and South America) at Schlumberger from September 1999 to January 2000. Prior to September 1999, Dr. Michel held various senior management positions at Schlumberger, including Vice President, Marketing and Vice President, Engineering and Manufacturing. Dr. Michel holds a Degree in Physics from the Ecole Supérieure de Physique et de Chimie, Paris, France, and a Ph.D. in Computer Science from the University of Paris VI.

     John Ormerod, has served as our director since June 1, 2004. Mr. Ormerod was a Senior Partner in the UK practice of Deloitte, the international accounting firm. Educated at Oxford, Mr. Ormerod was previously Regional Managing Partner, UK & Ireland, of Andersen, where he also spent six years as Head of European Technology, Media & Telecommunications. Mr. Ormerod is a Chartered Accountant. He serves on the board and audit committee of The Roundhouse Trust. Mr. Ormerod is presently the Chairman of Walbrook Group Limited.

     William S. Price, III has served as a director since February 2000. Mr. Price was a founding partner of the Texas Pacific Group in 1992. Prior to forming the Texas Pacific Group, Mr. Price was Vice President of Strategic Planning and Business Development for General Electric Capital Corporation. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the boards of directors of Del Monte Foods, Denbury Resources, Inc, Belden & Blake Corp. Bally, DoveBid, Findexa and Kraton Holdings.

     Jacques Seneca has served as our Executive Vice President, Business Development Unit since January 2003, and as head of the ID & Security Business Unit with effect as of January 20, 2004. Prior to that date, he served as General Manager of our GemVentures Services Unit from September 1, 2001, and continues in that role. Mr. Seneca joined Gemplus in 1989 as Project Manager. He has held several management positions as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, and as Executive Vice President for Gemplus Marketing & Technology. Mr. Seneca has been a member of the Gemplus Executive Committee since 1990. Prior to joining our company, he worked with ST-Microelectronics where he held various positions in the fields of manufacturing, marketing and business development. Mr. Seneca holds a Bachelors degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) and a Business Administration degree from IAE of Aix-en-Provence in France.

     Frans Spaargaren has served as our Chief Financial Officer and Executive Vice President of Gemplus since June 2004. Before joining Gemplus he was Executive Vice President of Philips International, with responsibility for Philips’ joint venture operations with LG Electronics. From May 1998 till November 2001 he was Chief Financial Officer and Executive Vice President of Philips Components. Prior to that he held various positions in general and financial management at Varta Batteries, latest as a Member of the Divisional Board of Varta Portable Batteries. Mr. Spaargaren has a Bachelor’s Degree in Economics and Accounting from Utrecht University, a Post-graduate Diploma in Financial Management, and a Master’s Degree in Business Administration from Henley Management College, United Kingdom.

     Philippe Vallée has served as our Executive Vice President, Telecom Business Unit since February 2002. He was Vice-President Marketing of the Telecom Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Mr. Vallée has 12 years of experience in the smart card industry and has served in various marketing, product management and sales capacities in our company. Prior to joining our company, Mr. Vallée served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardère Group) in France. Mr. Vallée has a Bachelor’s degree in Electronics and Telecommunications Engineering and a Masters of Science in Marketing Management from ESSEC.

COMPENSATION OF DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS

     Aggregate compensation paid by our company with respect to our directors and executive officers as a group for the fiscal year ended December 31, 2003 was approximately €7,393,093. In addition, a total of 3,650,000 options were granted to our directors and executive officers as a group during 2003.

     The following table presents the compensation paid for the fiscal year ended December 31, 2003 to our mandataires sociaux (as defined under French law), which legal term includes our Chief Executive Officer and certain directors of our company1:

Total amount in
Name	Euros
David Bonderman	43,000
Randy L. Christofferson	47,000
Geoffrey Fink	10,082
Johannes Fritz	48,000
Abel Halpern	29,917
Werner Karl Koepf	10,082
Peter Kraljic	40,000
Kheng Nam Lee	36,917
Alex J. Mandl[2]	1,730,660
Daniel Le Gal	40,000
Ronal Mackintosh	40,000
William S. Price	50,000
Dominique Vignon	362,492
Total	2,488,150

1 Directors not listed did not receive any compensation from our company for the year 2003.

2 Includes bonus and housing allowance. See Item Exhibit 19 (“Exhibits”) for additional information on Mr. Mandl’s compensation.

     At the annual meeting of the shareholders held on April 29, 2003, our shareholders approved the compensation to be paid to our directors in 2003 in an aggregate amount of up to €1,000 thousand and 100,000 options that were granted on April 29, 2003, 20,000 of which expired as of December 31, 2003. On April 29, 2003, our board of directors decided to allocate compensation to individual directors amounting to €40 thousand per year per director as compensation in connection with services performed as a member of our board and an additional annual payment of €10 thousand to the chairman of each board committee for services in that capacity and €1 thousand per committee meeting attendance for each committee member. Mr. Thierry Dassault waived his compensation in 2003. Our current Chairman of the board, Mr. Dominique Vignon, receives annual compensation of €300 thousand (net of social charges) plus ordinary benefits.

     During 2003, our company issued to directors 10,000 options per Board member (except the Chairman and the Chief Executive Officer), with the fair market value at the date of the grant (€0.96) and a one year vesting. No new stock options were granted to Mr. Vignon or Mr. Mandl in 2003.

     On April 27, 2004, our board of directors decided to allocate compensation to individual directors of €50 thousand per year per director as compensation in connection with services performed as a member of our board, plus €20 thousand for the Audit Committee Chairman, €10 thousand for elected committee Chairmen, plus €1 thousand per committee meeting attendance for each committee member. Mr. Thierry Dassault waived his compensation in 2004.

     None of the non-employee directors have any agreement with our company that provides for benefits upon termination of service (Mr. Vignon is an employee of our company).

STOCK OPTIONS

In General

     On July 27, 2000, we adopted a stock option plan that provides for the grant of stock options to any employee who is employed by our company or its affiliates. The term of the options granted under the plan is determined by the notice of grant, but will not exceed ten years from the date of the grant of the option. Pursuant to an authorization of the shareholders during an extraordinary general meeting held on April 29, 2003, options may be granted under the current plan until May 31, 2006.

     The maximum number of shares of common stock that may be issued under the current stock option plan is 50,000,000. As of March 31, 2004, 36,141,477 stock options were outstanding.

     Our employees are also currently beneficiaries under the stock option plans previously adopted for Gemplus S.A., our main operating subsidiary in France. Our employees may contribute to our company the stock options or the shares of Gemplus S.A. received upon exercise of these options in exchange for options or shares, as applicable, of our company. As of March 31, 2004, 391,125 options for subscription of shares of Gemplus S.A. were outstanding under the old plans. If such Gemplus S.A. stock options outstanding as of March 31, 2004 were exercised or exchanged for options of our company and if all the shares resulting from the exercise of these options were contributed to our company, the beneficiaries would be the holders of 19,556,250 of our shares. In addition, certain employees of Gemplus S.A. have elected to receive stock options of our company in exchange for their Gemplus S.A. stock options. As of March 31, 2004, 2,596,750 options resulting from the conversion of Gemplus S.A. stock options were outstanding. Consequently, as at March 31, 2004, a total of 22,153,000 stock options were outstanding in relation to the Gemplus S.A. stock options plans.

     The terms and conditions of Gemplus S.A.’s stock option plans are substantially consistent with those of our stock option plan as described below, except for the method of determination of the option exercise price and the vesting period. The exercise price was determined at the time of issuance of the options based on the fair market value of the securities as determined by the board of directors of Gemplus S.A. One-third of the options vest each year over a three-year term for beneficiaries in France under the Gemplus S.A. stock option plan issued to employees in France in 1999 and 2000, while 25% of the options vest each year over a four-year term for beneficiaries outside of France. No more options may be granted under the Gemplus S.A. stock option plans.

Plan Administration

     Our company’s stock option plans are administered by the Stock Administration Committee that reports plan activities to the Compensation Committee of our board of directors on a quarterly basis. Under the option plan and other guidelines, the Stock Administration Committee has limited authority to determine, in its discretion:

•	the persons to whom options are granted (except any grant of options to directors and senior executive officers, which is under the authority of the Compensation Committee);

•	the number of shares of common stock underlying each option;

•	the vesting schedule and conditions under which the options may be exercised, including any lockup periods; and

•	any other matters necessary or desirable for the administration of the option plan.

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

     On April 17, 2002, our board of directors approved a plan whereby our employees were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July 2000 and December 31, 2001 and to receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 17,106,162 options were cancelled according to the instructions of the option holders. The new options vest over a period of 3.5 years subject to the following schedule: 25% vested after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, 25% vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). Out of the 16,784,084 stock options granted on December 10, 2002 and July 22, 2003 in the UK, 13,737,258 stock options were outstanding on March 31, 2004.

General Plan Provisions

     Share Counting. If any outstanding option expires, terminates or is canceled for any reason, the shares of common stock subject to the unexercised portion of such option will become available for future grants under the option plan.

Effect of Termination of Employment. If an option holder’s employment is terminated:

•	for any reason other than the option holder’s death, he or she may exercise options which were exercisable at the time of the option holder’s termination within twelve months after such termination, and all other options will expire at such time;

•	on account of the death of the option holder, his or her designated beneficiary may exercise all options granted to the beneficiary within six months following the option holder’s death.

     Adjustments upon Changes in Capitalization. Our company’s stock option plans provide for an adjustment in the number of shares of common stock available to be issued under the plans, the number of shares subject to options and the exercise prices of options upon changes in the capitalization of our company.

     Adjustments upon Change of Control. Our company’s stock option plans provide for certain rights relating to vesting of outstanding employee options upon the occurrence of a change of control and similar events.

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

Senior Management Stock Options

     On November 10, 2000, our shareholders authorized our board of directors to increase our share capital and issue up to 60,000,000 shares to directors and executive officers of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of directors, in the form of free shares, in each case on terms and conditions determined by our board of directors in its sole discretion. Our board of directors may issue these stock options and free shares from time to time over a five-year period from the date of publication of the shareholder resolution and in accordance with Luxembourg law. As of March 31, 2004, 20,120,000 such stock options were outstanding. The stock options issued pursuant to this shareholder resolution are not subject to the terms and conditions of our stock option plans, but are subject to the terms of a separate plan for this reserve of stock options.

     On April 17, 2002, our board of directors approved a plan whereby members of our senior management were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July, 2000 and December 31, 2001 and receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 250,000 options were cancelled according to the instructions of the holders. On December 10, 2002, 250,000 new options were granted. The new options vest over a period of 3.5 years subject to the following schedule: 25% vested after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, and 25% vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). 187,500 of the stock options granted on December 10, 2002, were outstanding on June 2, 2004.

     On August 14, 2003, our executive officers were granted 3,550,000 stock options at an exercise price of €1.23 and €0.83. None of them exercised any options during 2003.

     The following table sets forth certain information with respect to: (i) stock options granted to the ten employees of the company (excluding the officers identified above) who received the largest number of stock options granted in 2003; and (ii) the exercise of these options by them:

		Weighted average
	Total amount	price of the
	of options	options granted
	granted or	or shares
	Shares	subscribed or
	Subscribed	Acquired
	or acquired	(in €)	Stock Option Plan
Options for shares in Gemplus International S.A. granted in 2003	1,255,000	1.51	Plan adopted on July 27 , 2000
Options for shares in Gemplus International S.A. exercised in 2003	0	Not applicable	Plan adopted on July 27, 2000
Options for shares in Gemplus S.A. exercised in 2003	170,000	0.83	Gemplus S.A. plan adopted on December 23, 1996

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

     As of June 2, 2004, Mr. Alex Mandl owned 503,130 of our common shares, and had options to purchase 12,000,000 of our common shares. See, Item 19 “Exhibits”.

     As of June 2, 2004, Mr. David Bonderman was a Managing Director of Texas Pacific Group, Mr. William Price was a Managing Director of Texas Pacific Group, and Mr. Geoffrey Fink was a Principal of Texas Pacific Group. As of June 2, 2004, affiliates of the Texas Pacific Group held 159,305,600 of our shares, representing 26.2% of the shares outstanding. Messrs. Bonderman, Fink and Price have disclaimed beneficial ownership of any of these shares.

     As of June 2, 2004, Mr. Johannes Fritz was the head of the Quandt family office. As of June 2, 2004, the members of the Quandt family and its affiliates owned 115,508,200 of our shares, representing 19.0% of the shares outstanding. Mr. Fritz has disclaimed beneficial ownership of any of these shares.

     None of our other officers or directors was the beneficial owner of more than 1% of our capital stock. See also “Item 7. Major Shareholders and Related Party Transactions-Major Shareholders.”

EMPLOYEES

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2001 through 2003:

	2001	2002	2003
Number of employees	6,721	5,680	5,037
Category of activity
Manufacturing	3,745	3,241	2,892
Research and Development	819	702	557
Sales and Marketing	897	745	694
Services	309	242	277
General and Administrative	951	750	617
Geographic location
France	2,778	2,187	1,702
Rest of Europe, Middle East and Africa	1,340	1,208	1,049
Asia	1,562	1,527	1,603
Americas	1,041	758	683

     In 2003, the workers’ committee of Gemplus S.A. requested that the Marseille Commercial Court nominate an expert to analyze certain decisions allegedly taken by the management or the supervisory board of Gemplus S.A., to prohibit Gemplus S.A. from taking or implementing certain of these alleged decisions and to appoint a court-designated representative to monitor the requested prohibition. We believe these allegations have no merit. See “Item 8. Financial Information — Legal Proceedings” for additional details.

     On December 9, 2002, we announced a restructuring program. This restructuring program affected all areas within the company (manufacturing, selling, marketing, research and development and general and administrative functions). The overall reduction of the workforce (including temporary employees and independent) totaled 1100 employees. The majority of employees terminated were located in France, Germany, the United States, Singapore and Mexico. In France and Germany, we are required to engage in consultations with employee representatives before implementing workforce reductions. In connection with this plan, on December 18, 2002, Gemplus S.A. initiated the process of consultation with its workers’ committee and union representatives regarding a plan for the reduction of approximately 483 positions in France. This consultation process was completed in May 2003.

     During May 2003, some of the employees of Gemplus S.A. in France (mainly manufacturing workers) engaged in a strike for approximately one week. We believe our relations with these employees have stabilized and improved since that time. On May 15, 2003, Gemplus S.A. entered into an agreement with certain labor unions representing some members of its workforce in France that amended and replaced a previous agreement dated April 15, 2003, and that provides for a period of three years for minimum production volumes in the manufacturing facilities of Gemplus S.A. located in Gémenos and La Ciotat, France, on condition of such facilities meeting certain productivity criteria. The agreement also provides for maintaining certain marketing, research and development, new product introduction and related administrative functions in the Gémenos and La Ciotat areas. Effective February 1, 2004, this agreement was amended primarily to provide greater flexibility regarding the methods of maintaining production volumes while continuing to further the objective of maintaining employment levels in manufacturing at the Gémenos and La Ciotat sites.

     Under French law, all employers of more than 20 employees in France are required to implement a 35-hour workweek. In February 1999, we entered into an agreement to implement the 35-hour workweek mandated by French law. Under this agreement, employees could work more than 35 hours in some weeks, but in exchange were required to reduce the number of hours worked in other weeks to ensure that they did not work more than 35 hours per week on an annual basis. This agreement was modified in the beginning of 2000. Under the new agreement, the number of hours worked during the week has not been modified (i.e., employees can work 40 hours a week), but the employees are entitled to 22 additional paid days off a year. Although the workweek is shorter on average and we have not reduced salaries, the agreement allows us greater flexibility than before to organize the use of employee time. We believe this added flexibility partly compensates for the reduction in hours, and that the mandated 35-hour week should not have a material adverse effect on our operations or financial condition.

     We use temporary labor from time to time to provide short-term increases in capacity as and when required. During 2003, we did not employ a significant number of full time equivalent temporary staff.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The capital stock of our company consists of ordinary shares, with no par value, which are issued in registered form. Under our articles of incorporation, each ordinary share represents one vote. The following table sets forth information with respect to the beneficial ownership of our shares as of April 27, 2004 by each person who is known by us to own beneficially more than 2% of our outstanding shares. The existence of treasury shares accounts for the difference between the outstanding shares percentage and voting rights percentage.

     Beneficial ownership of shares after April 27, 2004 is determined in accordance with the rules of the U.S. Securities and Exchange Commission, based on factors including voting and investment power with respect to shares. Shares subject to options currently exercisable, or exercisable within 60 days of the date of this Annual Report, are deemed outstanding for purposes of computing the percentage of shares owned by the person holding such options, but are not deemed outstanding for purposes of computing the percentage of shares owned by any other person. Unless otherwise indicated in the footnotes to the below table, the following people have sole voting and sole investment control with respect to the shares they beneficially own.

	Number of shares				Percentage of outstanding shares
Name of Beneficial Ownership	Dec. 31, 2002		Dec. 31, 2003	April 27, 2004	Dec. 31, 2002	Dec. 31, 2003	April 27, 2004
Texas Pacific Group(1)	159,305,600		159,305,600	159,305,600	25.1%	26.4%	26.2%
Quandt family(2)	115,508,200		115,508,200	115,508,200	18.2%	19.1%	19.0%
Groupe Dassault	28,300,000		32,659,866	32,659,866	4.5%	5.4%	5.4%
GE Capital	24,443,311		24,093,311	24,093,311	3.9%	4.0%	4.0%
Centro Bank Group	26,977,423		22,570,681	22,570,681	4.3%	3.7%	3.7%
Brunei Investment Agency	22,500,000		15,750,000	15,750,000	3.5%	2.6%	2.6%
Treasury shares	31,545,751	(3)	1,290,129	1,290,129	5.0%	0.2%	0.2%
Sagem	60,888,639		0	0	9.6%	0.0%	0.0%
Other shareholders	164,102,014		232,840,209	235,942,734	25.9%	38.6%	38.9%
Outstanding shares(4)	633,570,938		604,017,996	607,120,521	100.0%	100.0%	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Percentage of voting rights
Name of Beneficial Ownership	Dec. 31, 2002	Dec. 31, 2003	April 27, 2004
Texas Pacific Group(1)	26.5%	26.4%	26.3%
Quandt family(2)	19.2%	19.2%	19.1%
Groupe Dassault	4.7%	5.4%	5.4%
GE Capital	4.0%	4.0%	4.0%
Centro Bank Group	4.5%	3.8%	3.7%
Brunei Investment Agency	3.7%	2.6%	2.6%
Treasury shares	n/a	n/a	n/a
Sagem	10.1%	0.0%	0.0%
Other shareholders	27.3%	38.6%	38.9%
Outstanding shares(4)	100.0%	100.0%	100.0%

(1)	Texas Pacific Group is a group of investment funds founded by Messrs. David Bonderman, James G. Coulter and William S. Price III to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the Texas Pacific Group funds. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares of our company held by Texas Pacific Group. Messrs. Bonderman, Price and Fink are also directors of our company.

(2)	Mr. Stefan Quandt was a member of the board of directors of Gemplus S.A. from July 1999 to February 2000, and of our board of directors from February to November 2000. On May 2, 2002, the Quandt family reorganized their holdings of our shares. As of that date, 100 shares were held of record by Stefan Quandt and 100 shares were held of record by Johanna Quandt. In addition, 33,236,428 shares were held by Acton 1 Beteiligungs GmbH, 35,700,770 shares by Acton 2 Beteiligungs GmbH and 46,570,802 shares by Acton 3 Beteiligungs GmbH, all companies controlled by members of the Quandt family.

(3)	Including 30,743,679 shares, following the transfer of shares made by our former Chief Executive Officer in 2001, and cancelled as of March 10, 2003.

(4)	Excludes ordinary shares issuable upon the contribution of shares of Gemplus S.A. held by our employees.

     To our knowledge, there are no other shareholders holding more than 2% of our voting rights as of April 27, 2004.

     As of May 31, 2004, there were 9,365,720 of our ADSs outstanding, representing 18,731,440 ordinary shares, or 3.1% of our total shares outstanding.

     As of March 31, 2004, our total amount of shares was divided into 393,086,307 shares held under street name held through Euroclear and 214,034,214 registered shares.

     In 2003, we ordered a partial bearer share register through Euroclear for shareholders holding more than 100,000 shares as of November 28, 2003 which represented 90% of all bearer shares.

     From this bearer share register we note that less than 2% of our outstanding shares are held by financial institutions based in Luxembourg. We do not know of other shareholders who are residents of Luxembourg.

     As of May 31, 2004, approximately 5.7% of our registered shares were held by French residents. The percentage of shares held through Euroclear by French residents cannot be identified.

     See also “Item 6. Directors, Senior Management and Employees-Share Ownership.”

RELATED PARTY TRANSACTIONS

     We have engaged in the following related party transactions:

     GemVentures 1 N.V., a wholly owned subsidiary of the Company and Dassault Multimedia SAS are minority shareholders of Welcome Real Time S.A. Mr. Thierry Dassault, one of the Company’s former directors, is also the President of Dassault Multimedia, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

     On March 9, 2004, Apeera Inc. entered into a Share and Asset Purchase Agreement with Intuwave Ltd. by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a total consideration of €4,000 thousand. GemVentures 1 N.V. and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our company. Three of our directors are respectively managing partners and a principal of the Texas Pacific Group. The initial consideration, payable on completion, was to be satisfied by the issuance of shares to Apeera Inc., which designated, according to its liquidation and dissolution plan, GemVentures 1 N.V. and TPG Ventures, L.P. to receive the shares instead on March 31, 2004.

     On March 31, 2004, GemVentures 1 N.V. entered into an investment agreement with Intuwave, its investors and managers, which provides for the investment of US$2,000 thousand in consideration for the issuance of shares in Intuwave.

     Both TPG Ventures, L.P. and GemVentures 1 N.V. are represented on Apeera Inc.’s board but GemVentures 1 N.V. abstained from voting with respect to the share and asset sale given its planned investment in Intuwave.

     On March 31, 2004, Gemplus Trading S.A., indirectly a wholly owned subsidiary of our company and Certplus S.A., a company in which Gemplus Trading S.A. holds 80% of the shares, entered into an agreement with other investors and with Dassault Multimedia SAS for the creation of a new company in France to provide electronic certification services. As a result of this agreement, the assets of Certplus S.A. shall be contributed to the new company. In return Certplus S.A. shall receive approximately 16% of the shares of the new company. Thierry Dassault, who was one of the Company’s directors until April 27, 2004, shall become one of the directors and Chairman of the new company and Dassault Multimedia SAS, one of our shareholders of which Mr. Thierry Dassault is the president, shall contribute €62,650 to the creation of the new company and receive 1% of the shares, and shall have a seat on the new company’s board (the board being composed of nine members).

     The agreement provides for Dassault Multimedia SAS to supply services to the new company in relation to its creation for the amount of €80 thousand.

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

     In 2000, one of our indirect subsidiaries made a loan to Dr. Lassus to assist Dr. Lassus to exercise stock options, pursuant to his then current terms of employment. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Dr. Lassus resigned as Chairman of our board of directors and resigned from all other positions that he held with our company and any of our company’s affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Mr. Lassus was no longer an employee of our company or any of its affiliates. We have not yet received the guarantees of reimbursement (including a pledge of Dr. Lassus’s option shares) that Dr. Lassus was required to provide, inter alia, as confirmed in a letter agreement dated December 19, 2001. Although we recorded an expense of €67.6 million effective June 30, 2002, following the write-down of the loan, we have not forgiven the loan. A special committee of our board of directors recommended that our indirect subsidiary initiate legal action to seek security for the loan and its repayment. Our board of directors agreed with the special committee’s recommendations, also based on the opinion of special independent legal counsel, and an ad hoc arbitration proceeding was commenced by our company and its indirect subsidiary against Dr. Lassus in London, England, in January 2003. In March 2004, the tribunal issued a final award in favor of the company and its indirect subsidiary. See Note 25 to our Consolidated Financial Statements.

     In 2002, three French subsidiaries of the Company, including Gemplus S.A., received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The major components of the assessment related to intercompany transactions, including transfer pricing, invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Based on communications with the French tax authority, the Company has reevaluated its treatment of deferred tax assets and provisions for tax claims at December 31, 2003. Such reevaluation had a positive effect on the 2003 net income resulting in the reduction of the tax provision, net of related deferred tax assets, by €1,930 thousand to €10,846 thousand. The timing difference between payment of the tax assessment to the tax authorities and the recoverability of associated tax loss carry-backs could impact available cash by up to €37 million, of which approximately €25 million is anticipated to be temporary.

     In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus S.A. liable for breach, ordered Gemplus S.A. to make a provisional payment of €137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Gemplus S.A. appealed. In April 2003, the expert filed a preliminary report estimating actual damages within a range of €10,975 thousand to €14,944 thousand. Gemplus S.A. contested the expert’s preliminary report on various grounds, including absence of any substantial market for the products at issue. In August 2003, the expert transmitted to the parties his definitive report indicating that the amount estimated by him of the plaintiffs’ damages would be in the range of €6,792 thousand to €25,100 thousand. Gemplus S.A. maintained its position and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Gemplus S.A. maintained its positions and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Based on the expert’s report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay €21,952 thousand to the plaintiffs. Gemplus S.A. filed an appeal on the merits. At the further request of Gemplus S.A., on April 2, 2004, the Aix-en-Provence Court of Appeal suspended the order of the Marseille Commercial Court directing Gemplus S.A. to make the payment to the plaintiffs, and instead, ordered Gemplus S.A. to make a cash deposit in the same amount into an escrow account by June 1, 2004, as security pending a decision on the appeal on the merits. On March 31, 2004, we recorded the amount of this deposit under the caption “Other Non-Current Assets” based on the anticipated timing of the resolution of this litigation. Although there can be no assurance of how the appellate court may rule or as to the amount of damages that could be assessed, based on the Company’s analysis and advice of counsel, we recorded a provision for this litigation of €5,200 thousand in the 2003 Consolidated Statement of Income, and recorded such amount in our Consolidated Balance Sheet under the caption “Other Current Liabilities”. On March 31, 2004, we reclassified the amount of this provision in our Consolidated Balance Sheet to “Other Non-Current Liabilities” based on the anticipated timing of the resolution of this litigation.

     On March 7, 2003, the workers’ committee of Gemplus S.A. filed an action before the Marseille Commercial Court requesting the Court to nominate an expert to analyze certain decisions allegedly taken by the management or the supervisory board of Gemplus S.A., and to prohibit Gemplus S.A. from taking or implementing certain of such alleged decisions and to appoint a Court-designated representative to monitor such requested prohibition. The purpose of these proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. On April 2, 2003, the Commercial Court appointed two experts to analyze the matter. On October 14, 2003, the experts rendered a report which found no wrongdoing or improper conduct by Gemplus S.A. or any of its affiliates. On May 11, 2004, the Aix-en-Provence Court of Appeal affirmed the decision of the Marseille Commercial Court.

     A former director of our company, Mr. Ziad Takieddine, who resigned from the board of directors on December 19, 2002, has initiated certain legal proceedings against our company before the commercial court in Luxembourg. On October 1, 2002, Mr. Takieddine filed an injunction-type lawsuit (or “référé” proceeding) seeking the annulment of the board meeting of September 23, 2002, or alternatively the cancellation or suspension of the effects of the decisions of the board meeting of September 23, 2002, on various procedural grounds. Such procedural grounds include: the alleged failure to send documents to board members sufficiently in advance of the meeting; alleged failure to provide to the board, or for the board to approve, draft minutes of previous board meetings; the holding of the meeting by telephone conference call rather than in person; the alleged unjustified attendance at the meeting of non-board members; and other procedural grounds. On October 17, 2002, the court ordered the suspension of the effects of the board meeting of September 23, 2002. At a meeting on October 29, 2002, the board re-adopted and re-approved a majority of the decisions of the board meeting of September 23, 2002. On June 24, 2003, the Luxembourg Court of Appeal dismissed the company’s appeal as non-justiciable because the board meeting of October 29, 2003, had re-approved the decisions of the September 23, 2002, board meeting.

     On October 23, 2002, Mr. Takieddine filed a lawsuit challenging the validity and requesting the annulment of the decisions of the board at its meetings of July 30, August 29 and September 23, 2002, and the board’s decision on October 29, 2002 to convene a shareholders meeting on November 21, 2002 (later adjourned and re-scheduled for unrelated reasons to December 19, 2002). At a hearing on January 22, 2003, which had been set on an expedited basis at Mr. Takieddine’s request, this lawsuit was stricken without prejudice from the current docket by the court for failure by the plaintiff to actively prosecute the case. Either party may petition the court to set a future hearing date. Our company has not been informed of any step taken by Mr. Takieddine to request the court to set a new hearing date. Our company believes that the claims asserted by Mr. Takieddine in each of these legal proceedings are without merit. No further action has been taken by Mr. Takieddine since January 2003.

     British Technology Group (BTG) had offered to transfer to Gemplus a license on a patent family related to technology called E-SMS. In July 1999, Gemplus S.A., together with other companies, has lodged an opposition at the European Patent Office (E.P.O.) concerning the related European patent. On December 9, 2003, the E.P.O. decided to cancel BTG’s European patent. Five European divisional patent applications of BTG, however, are being examined by the E.P.O. Prior to 2003, the Company recorded a provision of €9,000 thousand for the risks related to this litigation. Because there are still some risks outside Europe, and as the five divisional patent applications are still being examined, the Company has decided to maintain this provision.

     In 2003, one of our subsidiaries in Singapore received a tax reassessment primarily relating to potentially non-deductible interest expenses. The amount of the reassessment was €741 thousand, and we are contesting this reassessment.

     In 2002, our subsidiaries in Germany came under tax audit. No assessment has been received. Based on discussions with the tax authorities, we have recorded a valuation allowance against other tax assets and a provision in the total amount of approximately €4,300 thousand.

     In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a District Court judgment against the Company in favor of Humetrix Inc., based on the claimed breach of an agreement to jointly market products in the U.S. health care sector. The parties entered into a Mutual Release and Settlement Agreement on March 25, 2002. As a result of the above decision, the Company recorded a charge of €18,100 thousand, adversely impacting 2001 operating results, and resulting in a total current liability (including a previously existing provision) of €19,400 thousand in the balance sheet as at December 31, 2001. The Company paid all amounts due under the Mutual Release and Settlement Agreement in 2002, and no further obligations remain.

Dividend Policy

     We have not declared any dividends on our ordinary shares since our inception, and do not anticipate paying dividends in the foreseeable future. We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business.

     We may declare dividends out of funds or reserves legally available for distribution upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. In general, under Luxembourg law, only realized profits or distributable reserves (including profits that are carried forward) determined in accordance with Luxembourg accounting principles are available for distribution as dividends. Luxembourg law requires us to allocate 5% of our annual net profits to a legal reserve. We must make this annual allocation until the legal reserve reaches 10% of our subscribed capital.

     We discuss certain aspects of Luxembourg and U.S. taxation of dividends in “Item 10. Additional Information-Taxation” in this Annual Report.

SIGNIFICANT CHANGES

     For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects-Results of Operations-Recent Developments.”

Item 9. The Offer and Listing

NATURE OF TRADING MARKET

     Deutsche Bank Trust Company Americas is currently the depositary for our American Depositary Shares (ADSs) pursuant to a Supplemental Agreement to Deposit Agreement dated February 11, 2003. Our ADSs have traded on the Nasdaq National Market under ticker symbol GEMP and our ordinary shares have traded on the Premier Marché of Euronext Paris under the ticker symbol LU0121 706294-GEM since December 11, 2000.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for our ordinary shares and ADSs from December 11, 2000, the first day on which our ordinary shares traded on the Premier Marché and our ADSs traded on the Nasdaq National Market. See “Item 3. Key Information-Exchange Rate Information” with respect to rates of exchange between the dollar and the euro applicable during the periods set forth below.

     Monthly Highs and Lows

	Euronext Paris		Nasdaq National Market
	€ per share		U.S.$ per ADS
	High	Low	High	Low
2000
From December 11, 2000	€9.99	€6.55	$18.88	$12.00
2001
First Quarter	€9.90	€5.13	$17.88	$9.25
Second Quarter	6.00	3.20	10.19	5.80
Third Quarter	3.60	2.42	6.18	4.35
Fourth Quarter	3.86	1.93	6.90	3.60
2002
First Quarter	€3.08	€3.08	$5.47	$3.15
Second Quarter	2.16	1.32	3.88	2.63
Third Quarter	1.50	0.37	2.86	0.77
Fourth Quarter	1.45	0.45	3.08	0.90
2003
First Quarter	€1.16	€0.63	$2.48	$1.47
Second Quarter	1.46	0.79	3.40	1.68
Third Quarter	1.74	1.14	3.90	2.55
Fourth Quarter	2.26	1.63	4.69	3.38
December 2003	1.92	1.52	4.69	3.85
2004
January	€2.13	€1.62	$5.30	$4.18
February	2.18	1.87	5.80	4.75
March	2.26	1.63	5.64	4.08
April	2.20	1.72	5.12	4.22
May	2.05	1.52	4.72	3.61

Trading on the Premier Marché

     On September 22, 2000, the Société des Bourses Françaises SA (known as the ParisBourseSBF SA), Amsterdam Exchange N.V. and the Société de la Bourse de Valeurs Mobilières de Bruxelles SA merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, PariBourseSBF SA changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext are traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

     Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marché and the Second Marché, and the Nouveau Marché. These markets are all operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information for listed securities. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow small capitalization and start up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marché Libre OTC.

Trading by our company in our own shares

     Under Luxembourg law, we may not issue shares to our company, but we may purchase our shares in limited cases. In accordance with Luxembourg law, we may repurchase our own shares subject to certain limits and conditions, including, in several cases, the prior approval of a general meeting of shareholders and subsequent approval by the Autorité des Marchés Financiers. At the extraordinary general meeting held on April 27, 2004, our shareholders authorized us to repurchase our shares from time to time through October 26, 2005, in an aggregate amount of up to 10% of our issued shares of capital stock. These shares can be purchased at prices ranging from €0.01 to €6 per share. Under Luxembourg law, we cannot lend or grant security for, or give financial assistance in the purchase of, our own shares, except for any loans, guarantees or other financial assistance provided to our employees.

     In 2003, we purchased 487,957 shares of our outstanding common stock from two former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement.

     See “Item 10. Additional Information-Articles of Incorporation.”

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

Directors

     Our articles of incorporation provide that in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, have a record of his statement included in the minutes of the meeting, and refrain from deliberating and voting on the matter. At the following general meeting, a special report shall be made on any transactions in which any of the directors has had an interest conflicting with our own. Our articles of incorporation provide that the age limit of directors is seventy (70) years. There is no share ownership requirement for directors. See “Item 6. Directors, Senior Management and Employees-Board of Directors” for additional information about our board of directors. There is no explicit restriction in the articles of incorporation on the borrowing power of directors. Director compensation is determined by the Compensation Committee or the board.

Share Capital

     As of June 2, 2004, our subscribed capital was fixed at €128,545,595.14 consisting of 607,120,521 shares with no par value. As of such date, our authorized share capital is €400 million, consisting of 1,889,466,226 shares with no par value. Our authorized share capital may be increased or reduced by resolution passed with a two-thirds majority vote at a meeting of shareholders. Luxembourg law provides that shareholders have preemptive rights to subscribe for any new shares issued by us for cash consideration.

     On November 10, 2000, our shareholders authorized our board of directors to increase our share capital by a maximum amount of €394 million and issue up to 1.97 billion new shares on terms and conditions and at such times as it deems appropriate, during a three-year period from the date of publication of the minutes of the extraordinary general meeting, except for issues of shares for any of the purposes listed below, which may occur within five years of this date. At the extraordinary general meeting of the shareholders held on April 27, 2004, the authorization of the Board to issue shares for purposes other than those listed below was renewed until the third anniversary of the publication of the minutes of such meeting:

•	the issuance of a maximum of 20 million shares in exchange for shares of Gemplus S.A. at a ratio of 50 shares of our company for 1 share of Gemplus S.A.;

•	the issuance of a maximum of 56,845,700 shares in exchange for shares of Gemplus S.A. to be issued under any of Gemplus S.A.’s stock option plans in existence on or prior to February 1, 2000, at a ratio of 50 shares of our company for 1 share of Gemplus S.A., or with respect to options to be issued by us to subscribe for shares in our company on terms identical to those existing for options issued under any of these stock option plans against surrender or exchange of, or renunciation to, these stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

•	the issuance of a maximum of 50 million shares with respect to the options granted to the employees or officers of our company (including any of its subsidiaries or affiliates) in accordance with the stock option plans as from time to time adopted by the board of directors, subject to such further conditions as may be imposed by a general meeting of our shareholders; and

•	the issuance of a maximum of 60 million shares without nominal value to senior management, board members and/or executives of our company (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of board members, in the form of free shares, on terms and conditions determined by the board of directors in its sole discretion. Upon any issue of free shares, we will be required to record an amount equal to the accounting par value of these shares in our shareholders’ equity and deduct an equivalent amount from our realized profits or distributable reserves, which may limit our ability to pay dividends or make other distributions to our shareholders.

     Our shareholders have waived their preemptive subscription rights with respect to any issuance of these authorized new shares until November 10, 2005.

     On December 5, 2000, our shareholders authorized our board of directors to issue a maximum of 30 million shares to be sold in connection with our initial public offering, with no pre-emptive subscription rights for existing shareholders until December 5, 2005. On December 7, 2000, our board of directors resolved that up to 15 million shares be issued in connection with our initial public offering with no pre-emptive subscription rights for existing shareholders. These 15 million shares were subsequently issued in our initial public offering on December 13, 2000.

Form, Ownership and Transfer

     Our shares are issued in registered form. Pursuant to Luxembourg law, we keep a register of all of the holders of our registered shares. Ownership of registered shares will be established by inscription in the register and confirmation of these inscriptions are issued to our shareholders upon request. We may appoint registrars in different jurisdictions, each of whom will maintain a separate register for the shares entered in each of these registers. Holders of our shares may elect to be entered into one of these registers and to transfer their shares from one register to another. We currently have no separate registers other than our Luxembourg share register.

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

Voting Rights

     Each share is entitled to one vote. The shareholders shall vote on each candidate individually. Board members are elected by the simple majority of votes of the shareholders present or represented and voting at the relevant meeting pursuant to the simple majority rules for election of directors under applicable Luxembourg law. A shareholder may appear and act at any general meeting of shareholders by appointing a proxy in writing, cable, telegram, telex or facsimile sent to our registered designee. The board of directors may establish other conditions that must be fulfilled by shareholders to take part in any general meeting of shareholders, including the determination of the record date on which a shareholder needs to be registered.

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

MATERIAL CONTRACTS

     We entered into a four-year employment agreement with Mr. Alex Mandl, dated August 29, 2002, the compensation-related terms of which were approved by our shareholders on December 19, 2002. That agreement provides essentially the following:

•	Mr. Mandl will serve as the President and Chief Executive Officer of the company with a base salary of €600 thousand and an annual performance bonus of up to 120% of his base salary, guaranteed for one year. The company will provide Mr. Mandl with benefits comparable to those generally made available to senior company executives. The company also agreed to reimburse Mr. Mandl for his legal and accounting costs in preparing the agreement up to a maximum of US$50 thousand.

•	Mr. Mandl is required to and has purchased, directly and indirectly, company shares having a market value of US$200 thousand at the public market price.

•	Mr. Mandl will be entitled to receive directly or indirectly two tranches of options to purchase a total of 12,000,000 shares of company common stock, 8,000,000 of which will be granted with an exercise price of €0.84 and the remaining 4,000,000 of which will be granted with an exercise price equal to €2.25. The options shall vest in equal twenty five percent annual installments beginning on August 29, 2003, except that if the company is sold fifty percent of the options shall vest immediately prior to the consummation of such sale.

•	The company will reimburse Mr. Mandl for certain costs and losses in the operation and sale of his home in the United States as a result of his relocation to Geneva, Switzerland. These amounts, depending on specific circumstances, may be up to US $4,920 thousand. As of June 2, 2004, Mr. Mandl has not sold his home.

•	If Mr. Mandl’s employment is terminated by our company without Good Cause, by Mr. Mandl for Good Reason (as defined in the agreement, including if Mr. Mandl is not permitted to sell shares of our company which he owns, directly or through vested options, in connection with a sale of more than 50% of the shares of the company by certain major shareholders) or due to his death or disability, our company will pay him (or his estate) an amount equal to between one and two years’ base salary, incentive bonus, and benefits. He will also receive up to twenty-four months’ vesting on his options. If Mr. Mandl voluntarily terminates his employment with our company or is terminated for Good Cause, our company will pay him his base salary and annual incentive bonus through the date of termination. All options that have not vested as of such date will be forfeited. In the event Mr. Mandl is subject to any excise tax pursuant to Section 280G of the United States Internal Revenue Code (due on certain severance payments made after a change of control of the company), our company will pay Mr. Mandl a gross-up payment equaling such amount.

•	Mr. Mandl is bound by a confidentiality agreement, an intellectual property agreement, a non-competition and non-solicitation agreement and an arbitration clause.

     On May 15, 2003, Gemplus S.A. entered into an agreement with certain labor unions representing some members of its workforce in France that amended and replaced a previous agreement dated April 15, 2003. It provides for minimum production volumes in the manufacturing facilities of Gemplus S.A. located in Gémenos and La Ciotat, France, on the condition that such facilities meet certain productivity criteria for a period of three years. The agreement also provides for maintaining certain marketing, research and development, new product introduction and related administrative functions in the Gémenos and La Ciotat areas. Effective February 1, 2004, this agreement was amended primarily to provide greater flexibility regarding the methods of maintaining production volumes while continuing to further the objective of maintaining employment levels in manufacturing at the Gémenos and La Ciotat sites. See “Item 19. Exhibits.”

     See also “Item 5. Operating and Financial Review and Prospects-Operating Income (Loss)-Management severance expenses” and “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions.”

TAXATION

     The following is a summary of the principal Luxembourg and U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of ordinary shares or ADSs. This summary applies to you only if you hold ordinary shares or ADSs as capital assets for tax purposes, and does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds ordinary shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person who holds ordinary shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person who holds ordinary shares or ADSs and owns or is deemed to own ten percent or more of any class of our stock.

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

Sale or other Disposition of Ordinary Shares or ADSs

     Holders of ordinary shares or ADSs who: (i) are not Luxembourg residents; (ii) have not formerly been Luxembourg residents; and (iii) have never owned (alone or together with a spouse or any underage children, directly or indirectly) more than 10% of our ordinary shares or ADSs, will not be subject to Luxembourg tax on capital gains on a disposal of such ordinary shares or ADSs.

United States Federal Income Tax Considerations

     The following is a summary of the principal U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are a U.S. holder. You are a U.S. holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty. You will generally be entitled to Treaty benefits in respect of ordinary shares or ADSs if you are:

•	the beneficial owner of the ordinary shares or ADSs (and any dividends paid with respect thereto);

•	(i) an individual citizen or resident of the United States who has a substantial presence, permanent home, or habitual abode in the United States, or (ii) a U.S. corporation;

•	not also a resident of Luxembourg for Luxembourg tax purposes; and

•	not subject to an anti-treaty shopping article that applies under limited circumstances.

The treaty benefits discussed herein generally are not available to holders who hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. This summary does not discuss the treatment of such holders.

     Comparatively minor changes in our assets or share price could result in our becoming a passive foreign investment company. See “Item 3. Key Information-Passive Foreign Investment Company Considerations.”

     In general, if you hold ADSs, you will be treated as the holder of the ordinary shares represented by those ADSs for U.S. federal income tax purposes. This summary incorporates new U.S. tax legislation signed into law on 28 May 2003, which provides capital gain and dividend tax relief. The pertinent sections of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JGTRRA”) relating to capital gains and dividends are discussed below.

Dividends on Ordinary Shares or ADSs

     The gross amount of any dividends distributed by us with respect to ordinary shares or ADSs (including amounts withheld in respect of Luxembourg tax) generally will be subject to U.S. federal income taxation as ordinary income to a U.S. holder. Such dividends generally will be treated as foreign source income and generally will be classified as passive income for U.S. foreign tax credit purposes. A U.S. holder will include dividends paid in a currency other than the U.S. dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date a U.S. holder received the dividends (or, in the case of ADSs, the date the depositary receives them). If dividends paid in a foreign currency are converted into dollars on the date of receipt, the U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend. According to the JGTRRA, certain dividends received from domestic corporations and qualifying foreign corporations will be taxed at a maximum rate of 15%. A qualifying foreign corporation is a corporation that is eligible for benefits of a comprehensive income tax treaty with the U.S., or a foreign corporation whose shares with respect to which such dividend is paid are readily tradable on an established securities market in the U.S. Specifically excluded from the definition of qualifying foreign corporation are Passive Foreign Investment Companies, Foreign Investment Companies, and Foreign Personal Holding Companies. To be eligible for the 15% rate, the shares must be held by the shareholder for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date. The new dividend rate is effective for dividends received after 31 December 2002.

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

Sale or other Disposition of Ordinary Shares or ADSs

     Subject to the discussion below under “Item 3. Key Information-Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%. The JGTRRA lowers the maximum tax rate on capital gains from 20% to 15% for regular tax and alternative minimum tax purposes. The new rate is effective for taxable years ending on or after 6 May 2003, and beginning before 1 January 2009, with special rules for taxable years including 6 May 2003. A U.S. holder’s ability to use capital losses to offset ordinary income is limited.

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

     If we are a PFIC in respect of any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market election will be subject to a special tax at ordinary income tax rates on certain dividends received from us and on gains realized on a sale of ordinary shares or ADSs (“excess distributions”) in all subsequent years, without regard to whether we were a PFIC in the year an excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distribution had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death, and the inapplicability of the lowered maximum U.S. tax rate on dividends of 15% under the JGTRRA.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually. No market risk sensitive instruments are entered into for trading purposes. Foreign currency risk is our primary market risk exposure.

Foreign currency risk

     The Company’s sales are primarily denominated in the domestic currency of our customers. As certain manufacturing sites are located in different countries, a portion of our costs are also denominated in foreign currencies. Therefore, the Company is exposed to foreign currency risk on our commercial transactions.

     The policy of the Company is to hedge our foreign currency exposure on our firm and anticipated purchases and sales commitments that are denominated in currencies other than our subsidiaries’ functional currencies, for periods commensurate with our known or forecasted transactions.

     These contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, by entering into foreign exchange forward contracts and by purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. These derivative instruments are traded “over the counter’’ with major financial institutions. All hedging instruments are allocated to underlying transactions.

     Most of the financial instruments used by the Company to hedge our exposure to foreign currency risk are qualified as cash flow hedges under SFAS 133. The financial instruments that do not qualify as effective hedges under SFAS 133 are mainly options sold as part of the above combination strategies.

     Outstanding financial instruments qualifying as cash flow hedges under SFAS 133, as well as the related currency commercial exposure, are described below.

     In the amounts reported below:

     • Hedging positions in parenthesis indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro.

     • Positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parenthesis indicate the Company’s payables in the currency, or forecasted purchases in the currency.

(in thousands of euros (1))

	2003					2002
	USD and					USD and
December 31	USD area(2)	GBP	JPY	ZAR	Others (3)	USD area(2)	GBP	JPY	ZAR	Others(3)
Hedging positions(4)
Forward contracts	(30,874)	(5,061)	(4,474)	(3,890)	(2,476)	(27,602)	(516)	(1,438)	(4,990)	3,052
Option contracts(5)	(128,379)	(21,307)	(15,747)	—	—	(98,368)	(12,598)	—	—	—
TOTAL	(159,253)	(26,368)	(20,221)	(3,890)	(2,476)	(125,970)	(13,114)	(1,438)	(4,990)	3,052

Exposure(6)
Balance sheet items (commercial transactions not settled at year end)	53,529	2,220	1,908	3,890	7,818	54,913	1,017	(1,279)	3,416	2,310
Forecasted commercial Transactions	154,834	34,984	21,548	1,600	(13,284)	98,098	17,543	3,403	5,054	(20,853)
TOTAL	208,363	37,204	23,456	5,490	(5,466)	153,011	18,560	2,124	8,470	(18,543)

(1) Currency amounts are converted to euros at year end closing rates.

(2) USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3) Other currencies include mainly the CHF, NOK and PLN.

(4) The financial instruments hedging the Company’s commercial currency exposure, and which are effective hedges under SFAS 133, qualify as cash flow hedges.

(5) Option hedges qualifying as effective hedges under SFAS 133 are purchased options to sell or buy currency against the euro.

(6) The Company policy is to hedge all of our actual commercial currency exposure, as well as a time weighted proportion of our forecasted commercial currency exposure.

     Outstanding financial instruments not qualifying as effective hedges under SFAS 133 are described below.

     In the amounts reported below, a value in parentheses indicates the Company’s forward commitment or option to sell the currency against the euro; other positions indicate the Company’s forward commitment or option to purchase the currency against the euro.

(in thousands of euros (1))

	2003					2002
	USD and					USD and
December 31	USD area(2)	GBP	JPY	ZAR	Others (3)	USD area(2)	GBP	JPY	ZAR	Others(3)
Forward contracts	(8,796)	(895)	—	(2,375)	—	(186,350)	(1,470)	(8,059)	—	—
Option contracts (4)	(46,404)	(4,261)	—	—	—	(26,918)	(3,090)	—	—	—
TOTAL	(55,200)	(5,156)	—	(2,375)	—	(213,268)	(4,560)	(8,059)	—	—

(1) Currency amounts are converted to euros at year end closing rate.

(2) USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3) Other currencies include mainly the CHF, NOK and PLN.

(4) Options that do not qualify as effective hedges under SFAS 133 are the options that the Company sells as part of our combination strategies.

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

     See Note 24 to our Consolidated Financial Statements.

Interest Rate Risk

     The following maturity schedule describes the exposure of the Company to interest rate risk. Financial assets are short-term investments in money market instruments with a duration of one week or less. The company financial liabilities are mainly floating rates leasing. The Company is therefore in a net, short duration, financial asset position.

     The Company considers it is not significantly exposed to interest rate risk fluctuations. Consequently, we have not entered into any derivative contract to hedge interest rate risk. However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (respectively decreasing). This risk remains un-hedged.

     In 2003, the average interest rate for the Company’s financial liabilities was 3.61%.

     See “Item 5. Operating and Financial Review and Prospects—Operating Income (Loss)—Management severance expenses”; and Note 24 to our Consolidated Financial Statements.

	From December 31 , 2003
(in thousand of euros (1))	To December 31 , 2004	From 1 year to 5 years	Beyond 5 years
Financial assets	390,684	—	—
Fixed rate	—	—	—
Floating rate	390,684	—	—

Financial liabilities	(5,928)	(23,719)	(15,273)
Fixed rate	—	—	—
Floating rate	(5,928)	(23,719)	(15,273)

Net balance sheet position before hedging	384,756	(23,719)	(15,273)
Fixed rate	—	—	—
Floating rate	384,756	(23,719)	(15,273)

Hedging	—	—	—
Fixed to floating rate	—	—	—
Floating to fixed rate	—	—	—

Net balance sheet position after hedging	384,756	(23,719)	(15,273)
Fixed rate	—	—	—
Floating rate	384,756	(23,719)	(15,273)

(1) Assets are presented as positive amounts and liabilities as negative amounts.

Equity Risk in Minority Investments

     We have several minority equity investments in publicly traded companies. The book value of our minority equity investments in publicly traded companies was totally provided for, as of December 31, 2003. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

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

     As of November 10, 2000, the board was authorized to issue additional shares within the authorized capital of the Company with or without reserving preferential subscription rights for existing shareholders in respect of specified stock option plans and contributions of shares in Gemplus S.A. until November 10, 2005, and for public offerings until December 5, 2005, up to a limited number of shares. As of such date, the Board was also authorized to issue further shares within the authorized capital of the Company for other purposes with or without reserving preferential subscription rights for existing shareholders. At the extraordinary general meeting of shareholders held on April 27, 2004, the authorization of the Board to issue shares for such other purposes was renewed until the third anniversary of the publication of the minutes of such meeting.

Item 15. Controls and Procedures

     Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation as to the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the period covered by the annual report and that there have been no charges in our internal controls over financial reporting (as defined in Rule 13a-15 (f) or 15d-15 (f) under the Securities Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved.)

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that the Company has at least one audit committee financial expert. From January 1, 2003 until May 31, 2004, it was Mr. William Price III. As of June 1, 2004, it was Mr. John Ormerod. According to the Securities and Exchange Commission, an audit committee financial expert must have: an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such generally accepted accounting principles in connection with the accounting for estimates, accruals, and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those raised by the registrant’s financial statements; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

Item 16B. Code of Ethics

     In December 2003, our board of directors approved a comprehensive Code of Ethics applicable to all directors, officers and employees of the Company. The Code of Ethics is reasonably designed to deter wrongdoing and promote: honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports filed or submitted to the Securities Exchange Commission and other financial regulatory bodies; compliance with applicable governmental law, rules and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code. To date, no amendments to the code have been made, and no waivers from any provision of the code have been granted.

Individuals can contact our Investor Relations Department to request a copy of the Code of Ethics, at no charge, by post at: 2-4, Place des Alpes 1211 Geneva, Switzerland.

Item 16C. Principal Accountant Fees and Services

     PricewaterhouseCoopers has served as our independent public accountant or each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. Additionally, PricewaterhouseCoopers has served as our Luxembourg Statutory auditor (Réviseur d’Entreprises) for the same period.

Audit Fees

     The aggregate fees billed in 2003 for professional services rendered by the Company’s principal accountant for the audit of the annual financial statement totaled €1,554 thousand. The aggregate fees billed in 2002 for professional services rendered by the Company’s principal accountant for the audit of the annual financial statement totaled €1,300 thousand. Audit fees consist of fees expensed for professional services rendered for the audits and reviews of the consolidated financial statements of Gemplus International S.A. and other services normally provided in connection with statutory and regulatory filings.

Audit-Related Fees

     The aggregate fees billed in 2003 for professional services rendered by the Company’s principal accountant for assurance and related services related to the audit of the financial statements totaled €194 thousand. The aggregate fees billed in 2002 for professional services rendered by the Company’s principal accountant for assurance and related services related to the audit of the financial statements totaled €289 thousand. These services consist of fees expensed for assurance and related services that are traditionally performed by independent accountants. These services include accounting consultations as well as audits in connection with acquisitions or divestments.

Tax Fees

     The aggregate fees billed in 2003 for professional services rendered by the Company’s principal accountant for tax services totaled €431 thousand. The aggregate fees billed in 2002 for professional services rendered by the Company’s principal accountant for tax compliance, tax advice and tax planning services totaled €919 thousand. These services consist of fees expensed for tax compliance and tax planning services and tax advice.

All Other Fees

     The aggregate fees billed in 2003 for professional services rendered by the Company’s principal accountant for all other services not reported in the above sections titled Audit Fees, Audit-Related Fees, and Tax Fees totaled €21 thousand. The aggregate fees billed in 2002 for professional services rendered by the Company’s principal accountant for all other services not reported in the above sections titled Audit Fees, Audit-Related Fees, and Tax Fees totaled €235 thousand. In 2002, these services mainly consisted of fees for information systems services.

     The Audit Committee of the Company requires prior approval of all audit and permissible non-audit services to be performed by our auditors and the Audit Committee has decided not to establish a detailed set of pre-approval policies and procedures at this time. Therefore, none of the services described under the sections titled Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were approved by Audit Committee pursuant to pre-approval policies.

Item 16D Exemptions from the Listing Standards for Audit Committees

     No exemption from the Nasdaq National Market listing standards for audit committees was sought or obtained by the Company in 2003.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     See pages F-1 through F-39, incorporated herein by reference.

Item 19. Exhibits

(a) List of Financial Statements (incorporated herein by reference)

(b) List of Exhibits

1.	Updated and consolidated Articles of Incorporation of Gemplus International S.A. as amended to date (English translation included).

2.	Deposit Agreement, Supplemental agreement to Deposit Agreement and Termination Letter to Citibank, N.A., incorporated by reference to the Form F-6 dated February 28, 2003.

4.1	Employment Agreement among Gemplus International S.A., Gemplus Corp., Gemplus Management & Trading SA and Alex Mandl dated August 29, 2002, incorporated by reference to the 20-F dated July 15, 2003.

4.2	Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003, incorporated by reference to the 20-F dated July 15, 2003.

4.3	Amendment dated February 1, 2004, to the Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003.

8.	List of significant subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Consent from PricewaterhouseCoopers

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

GEMPLUS INTERNATIONAL S.A.
By:	/s/ Frans Spaargaren
Frans Spaargaren
Chief Financial Officer

GEMPLUS INTERNATIONAL S.A.

Report of Independent Accountants

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International S.A. and its subsidiaries at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 31 to the Consolidated Financial Statements.

PricewaterhouseCoopers

Paris, France
April 2, 2004

F 1

GEMPLUS INTERNATIONAL S A

Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)

Years ended December 31	Notes	2003	2002	2001
Net sales		749,203	787,434	1,022,986
Cost of sales		(541,947)	(587,722)	(715,516)

Gross profit		207,256	199,712	307,470

Research and development expenses	(10)	(69,223)	(92,240)	(112,885)
Selling and marketing expenses		(100,181)	(112,227)	(165,276)
General and administrative expenses		(77,317)	(89,896)	(110,657)
Restructuring expenses	(15)	(61,973)	(90,003)	(28,466)
Litigation expenses	(25)	—	—	(18,120)
Management severance expenses	(30)	—	—	(25,691)

Operating income (loss) before goodwill amortization and impairment		(101,438)	(184,654)	(153,625)

Goodwill amortization and impairment	(8)	(33,051)	(47,117)	(27,162)

Operating income (loss)		(134,489)	(231,771)	(180,787)

Financial income (expense), net	(16)	8,204	(51,092)	20,702
Other income (expense), net	(17)	(20,149)	(28,904)	45,681

Income (loss) before taxes		(146,434)	(311,767)	(114,404)

Income tax benefit (expense)	(18)	(14,673)	(9,124)	14,184

NET INCOME (LOSS)		(161,107)	(320,891)	(100,220)

Net income (loss) per share	(20)
Basic		(0.27)	(0.53)	(0.16)
Diluted		(0.27)	(0.53)	(0.16)
Shares used in net income (loss) per share calculation	(20)
Basic		605,658,965	606,222,660	636,992,392
Diluted		605,658,965	606,222,660	636,992,392

The accompanying notes are an integral part of the Consolidated Financial Statements.

F 2

Consolidated Balance Sheets

(in thousands of euros)

December 31	Notes	2003	2002	2001
ASSETS
Current assets:
Cash and cash equivalents		390,684	417,226	490,652
Trade accounts receivable, net	(4)	154,727	144,913	188,635
Inventory, net	(5)	98,673	96,513	139,794
Other current assets	(6)	82,675	93,482	103,733

Total current assets		726,759	752,134	922,814

Non-current assets:
Property, plant and equipment, net	(7)	175,706	216,944	268,784
Goodwill, net	(8)	37,727	73,187	116,580
Other non-current assets	(9)	43,408	84,819	150,472
Deferred development costs, net	(10)	17,916	25,910	28,470
Deferred tax assets	(18)	31,860	41,674	22,148
Investments	(11)	19,863	23,088	21,424

Total non-current assets		326,480	465,622	607,878

TOTAL ASSETS		1,053,239	1,217,756	1,530,692

LIABILITIES
Current liabilities:
Accounts payable		95,582	80,256	109,661
Salaries, wages and related items		42,742	51,188	55,967
Other current liabilities	(12)	78,090	81,133	86,411
Accrued taxes	(18)	14,673	27,209	26,527
Current obligations under capital leases	(13)	5,928	6,098	3,734

Total current liabilities		237,015	245,884	282,300

Non-current liabilities:
Long-term obligations under capital leases	(13)	38,893	42,540	32,581
Long-term debt, less current portion		—	—	14
Other non-current liabilities	(14)	70,246	53,714	30,859

Total non-current liabilities		109,139	96,254	63,454

Minority interest		12,073	15,167	17,176

Shareholders’ equity:
Ordinary shares no legal par value, 2,000,000,000 shares authorized, 607,312,796, 637,859,088 and 641,396,497 shares issued at December 31, 2003, 2002 and 2001, respectively	(19)	127,889	127,644	127,056
Additional paid-in capital		1,028,849	1,028,920	1,027,850
Retained earnings		(464,221)	(210,358)	125,016
Other comprehensive income	(21)	4,570	8,571	(3,968)
Less, cost of treasury shares		(2,075)	(94,326)	(108,192)

Total shareholders’ equity		695,012	860,451	1,167,762

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,053,239	1,217,756	1,530,692

The accompanying notes are an integral part of the Consolidated Financial Statements.

F 3

Consolidated Statements of Cash Flows

(in thousands of euros)

Years ended December 31	2003	2002	2001
Cash flow from operating activities:
Net income (loss)	(161,107)	(320,891)	(100,220)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation amortization and impairment	95,071	133,359	120,409
Changes in other non-current liabilities	4,228	9,420	(3,387)
Provision for deferred income taxes	8,644	(1,234)	(15,976)
(Gain) / loss on sale and disposal of assets	2,005	6,051	(65,996)
(Gain) / loss on equity investments	9,098	3,164	386
Other, net	12,992	(901)	1,208
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(12,292)	40,598	100,063
Trade accounts payable and related current assets	32,485	(27,405)	(126,920)
Inventories	(9,189)	35,675	11,509
Value-added and income taxes	6,674	(12,656)	(9,232)
Other, net	3,306	(2,716)	14,850
Restructuring reserve payable	(2,027)	35,958	6,177
Litigation expenses payable	—	(18,120)	18,120
Management severance expenses	—	(10,629)	25,691
Provision for a loan to the former Chairman of the Board	—	67,582	—

Net cash (used for) from operating activities	(10,112)	(62,745)	(23,318)

Cash flows from investing activities:
Sale / purchase of activities net of cash disposed / acquired	114	—	108,731
Other investments	(931)	(14,720)	(42,035)
Purchase of property, plant and equipment	(15,237)	(31,953)	(102,555)
Purchase of other assets	(1,406)	(2,860)	(19,623)
Change in non-trade accounts payable and other current assets	780	2,403	(9,843)

Net cash used for investing activities	(16,680)	(47,130)	(65,325)

Cash flows from financing activities:
Proceeds from exercise of stock options	173	1,657	7,762
Purchase of Gemplus S.A. shares	—	—	(14,544)
Payments on long-term borrowings	—	(134)	(2,301)
Proceeds from sales-leaseback operations	—	15,962	5,711
Principal payments on obligations under capital leases	(3,831)	(3,883)	(3,373)
Increase (decrease) in bank overdrafts	(51)	(3,205)	4,462
Dividends paid by subsidiaries to minority shareholders	(2,627)	(4,297)	(4,256)
Change in treasury shares	—	(617)	(15,117)
Interests receivable on loans to senior management	—	(1,706)	(4,877)
Change in non-trade accounts payables on financing activities	—	—	(8,114)

Net cash (used for) from financing activities	(6,336)	3,777	(34,647)

Effect of exchange rate changes on cash	6,586	32,672	(22,342)
Net increase (decrease) in cash and cash equivalents	(33,128)	(106,098)	(123,290)
Cash and cash equivalents, beginning of year	417,226	490,652	636,284

Cash and cash equivalents, end of period	390,684	417,226	490,652

The accompanying notes are an integral part of the Consolidated Financial Statements.

F 4

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)

							Other
				Additional		Net	compre
		Number	Share	paid-in	Retained	income	-hensive	Treasury
	Notes	of shares	value	capital	earnings	(loss)	income	shares	Total
Balance at December 31, 2000		636,256,258	124,263	1,026,063	136,894	99,078	376	(1,679)	1,384,995

Allocation of prior year income		—	—	—	99,078	(99,078)	—	—	—
Net loss		—	—	—	—	(100,220)	—	—	(100,220)
Effect of adopting IAS 39	(21)	—	—	—	(5,003)	—	9,093	—	4,090
Shares issued following acquisitions of Celocom Limited and SLP InfoWare S.A.	(3)	4,554,639	911	(911)	—	—	—	—	—
Contribution of Gemplus S.A. shares to Gemplus International S.A.	(3)	—	1,460	(1,460)	—	—	—	—	—
Shares issued by Gemplus S.A. pursuant to stock options exercised to be contributed	(19)	2,498,100	—	4,167	—	—	—	—	4,167
Purchase of Gemplus S.A. shares by Gemplus International	(19)	(4,029,350)	—	(9,450)	(5,094)	—	—	—	(14,544)
Shares issued by Gemplus International S.A. pursuant to stock options exercised	(19)	2,116,850	422	3,311	—	—	—	—	3,733
Treasury shares held following transfer of shares by senior management	(3)	—	—	6,130	—	—	—	(92,756)	(86,626)
Purchase of 4,900,534 shares of treasury shares	(3)	—	—	—	—	—	—	(15,522)	(15,522)
Sale of 636,527 shares of treasury shares	(3)	—	—	—	(639)	—	—	1,765	1,126
Change in other Comprehensive income	(21)	—	—	—	—	—	(13,437)	—	(13,437)

Balance at December 31, 2001		641,396,497	127,056	1,027,850	225,236	(100,220)	(3,968)	(108,192)	1,167,762

Allocation of prior year loss		—	—	—	(100,220)	100,220	—	—	—
Net loss		—	—	—	—	(320,891)	—	—	(320,891)
Shares issued by Gemplus S.A. pursuant to stock options exercised to be contributed	(19)	699,100	—	992	—	—	—	—	992
Contribution of Gemplus S.A. shares to Gemplus International S.A.	(3)	—	508	(508)	—	—	—	—	—
Shares issued by Gemplus International S.A. pursuant to stock options exercised	(19)	398,350	80	586	—	—	—	—	666
Cancellation of treasury shares	(19)	(4,634,859)	—	—	(14,483)	—	—	14,483	—
Purchase of 656,024 shares of treasury shares	(3)	—	—	—	—	—	—	(617)	(617)
Change in other comprehensive income	(21)	—	—	—	—	—	12,539	—	12,539

Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451

The accompanying notes are an integral part of the Consolidated Financial Statements.

F 5

Consolidated Statements of Changes in Shareholders’ Equity (continued)

(in thousands of euros, except number of shares)

							Other
				Additional		Net	compre
		Number	Share	paid-in	Retained	income	-hensive	Treasury
	Notes	of shares	value	capital	earnings	(loss)	income	shares	Total
Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451
Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—
Net loss		—	—	—	—	(161,107)	—	—	(161,107)
Shares issued by Gemplus S.A. pursuant to stock options exercised to be contributed	(19)	17,550	—	15	—	—	—	—	15
Contribution of Gemplus S.A. shares to Gemplus International S.A.	(19)	—	207	(207)	—	—	—	—	—
Shares issued by Gemplus International S.A. pursuant to stock options exercised	(19)	179,837	38	121	—	—	—	—	159
Cancellation of 30,743,679 Treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	92,756	—
Purchase of 487,957 shares of treasury shares	(3)	—	—	—	—	—	—	(505)	(505)
Change in other comprehensive income	(21)	—	—	—	—	—	(4,001)	—	(4,001)

Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	695,012

The accompanying notes are an integral part of the Consolidated Financial Statements.

F 6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

1. The Company	F-8
2. Summary of significant accounting policies	F-8
3. Common control transactions, treasury shares, acquired and disposed operations	F-12
4. Trade accounts receivable	F-13
5. Inventory	F-13
6. Other current assets	F-13
7. Property, plant and equipment	F-15
8. Goodwill	F-15
9. Other non-current assets	F-16
10. Research and development costs	F-16
11. Investments	F-17
12. Other current liabilities	F-17
13. Capital leases	F-18
14. Other non-current liabilities	F-18
15. Restructuring	F-19
16. Financial income and expense, net	F-20
17. Other income and expense, net	F-20
18. Income taxes	F-21
19. Ordinary shares	F-22
20. Net income (loss) per share calculation	F-23
21. Comprehensive income	F-24
22. Pension plans	F-24
23. Stock option plans	F-25
24. Financial instruments and market related exposures	F-27
25. Commitments and contingencies	F-29
26. Supplemental disclosure of cash flow information	F-31
27. Wages, benefits and number of employees (unaudited)	F-31
28. Related party transactions	F-31
29. Segment information	F-32
30. Management severance expenses	F-33
31. Differences between International Financial Reporting Standards and US generally accepted accounting principles	F-34
32. Other required disclosures under US generally accepted accounting principles	F-37

F 7

Notes to the Consolidated Financial Statements

1. THE COMPANY

Gemplus International S.A., including its consolidated subsidiaries (the “Company’’), is a leading provider of enabling technology products and services for secure wireless communications and transactions.

The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the Telecommunications and Financial Services and Security industries.

The Company is incorporated in the Grand Duchy of Luxembourg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The annual consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) formulated by its predecessor organization the International Accounting Standards Committee (IASC).

The IFRS financial statements are in compliance with French GAAP and in accordance with Luxembourg Regulations, with the exception of applying IAS 39. A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 31.

Principles of consolidation

The consolidated financial statements include the accounts of Gemplus International S.A. and its majority owned subsidiaries.

All intercompany balances and transactions are eliminated.

Investments in associated undertakings are accounted for by the equity method. These are undertakings over which the Company exercises significant influence but does not control, and in which the Company has between 20% and 50% of the voting rights.

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

Foreign currency

The Company’s reporting currency is the euro. When subsidiaries of the Company have a functional currency that is different from the euro, assets and liabilities are translated into the euro at the exchange rates in effect at the balance sheet date, and income and expenses are translated at average exchange rates during the year. Translation adjustments arising upon the consolidation of such subsidiary financial statements are not included in determining net income for the period, but are included in shareholders’ equity within other comprehensive income. For all transactions involving a currency other than the functional currency, the Company’s subsidiaries record the resulting transaction gains and losses directly to the Consolidated Statement of Income.

Change in accounting policies

As at January 1, 2001, the Company adopted IAS 39 “Financial Instruments: Recognition and Measurement”. IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale. It also requires that changes in fair value of trading assets and liabilities be recognized through income, while changes in fair value of available-for-sale assets be recorded either in equity or through income.

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

Adoption of this new standard resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of €4,090 thousand.

F 8

The impact on shareholders’ equity at January 1, 2001, due to the adoption of IAS 39, is presented in Note 24 “Financial instruments and market related exposures”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation, amortization and impairment, sales returns, warranty costs, income taxes and contingencies. Actual results could differ from these estimates.

Revenue recognition

Revenues from product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company records deferred revenue for cards that are invoiced to customers but not shipped because they require customization by the Company. Revenue on sales with resellers and distributors is recognized only when there is no right of return and collection of the receivable is probable.

The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.

Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead. Allowances for obsolescence, scrap and slow-moving inventory and net realizable value are provided for based upon the Company’s periodic review of its inventory.

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

Goodwill amortization and impairment

The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill. Goodwill amounts are amortized over a period between five and twenty years.

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired company and significant negative industry or economic trends.

Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal life.

Impairment of long-lived assets

The Company assesses at each balance sheet date whether events or changes in circumstances that would indicate that the carrying amount of long-lived assets such as property, plant and equipment, licenses and research and development have been impaired. If the total of the expected

F 9

discounted cash flows or sales price, whichever is higher, is less than the carrying amount of the asset, a loss is recognized for the difference between the greater of the value in use or sales price and the carrying value of the asset.

Research and development

Research and development costs are expensed as incurred, except for development cost where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Costs are capitalized and amortized based on the straight-line method over their estimated useful life, which normally does not exceed three years.

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

All significant cash deposits are made with major financial institutions having an investment grade rating and invested in euro money market fixed term deposits or mutual funds that have a maturity of three months or less.

Income taxes

The Company accounts for income taxes using the liability method, which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax basis of assets and liabilities, and measures these differences using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized and are reviewed and adjusted accordingly when there is a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset.

Research tax credit

Research tax credits are provided by various governments to give incentives for companies to perform technical and scientific research. Companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, therefore these research tax credits are presented as a reduction of research and development expenses. The Company records the benefit of this grant only when all qualifying research has been performed and the Company has obtained sufficient evidence from the relevant government authority that the credit will be granted.

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares outstanding, plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and stock options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

Treasury shares

From time to time the Company, with the approval of the Company’s Board of Directors, may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be used to fulfill its obligations under the stock option plans or are intended for cancellation. Treasury shares are recorded at cost and reported as a reduction of shareholders’ equity.

Stock options accounting

Equity benefits in such forms as shares, stock options, and other equity instruments, issued to executive officers and employees at less than the fair value at which those instruments would be issued to a third party, do not generate any compensation expense and have thus no impact on the consolidated statement of income in the year they are granted. Upon the issuance of such shares, or exercise of the stock options, the impact of those benefits is recorded directly in “share capital” and “paid-in-capital” within shareholders’ equity, and the dilutive effect of the shares is

F 10

taken into account in the calculation of the basic net income (loss) per share.

Derivative financial instruments

Foreign currency risk

The Company does not enter into contracts for purposes other than hedging its foreign currency risk. The Company operates both its selling and manufacturing activities on a worldwide basis. The Company’s sales are primarily denominated in the domestic currency of its customers. As certain manufacturing sites are located in different countries, a portion of the Company’s costs are also denominated in foreign currencies. Therefore, the Company is exposed to foreign exchange risk on its commercial transactions.

The policy of the Company is to hedge its foreign currency exposure on its firm and anticipated purchases and sales commitments that are denominated in currencies other than its subsidiaries’ functional currencies, for periods commensurate with its known or forecasted transactions.

These contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, by entering into foreign exchange forward contracts and purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. These derivative instruments are traded “over the counter’’ with major financial institutions. All hedging instruments are allocated to underlying transactions.

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually.

Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to our forecasted transactions. For those hedges associated with forecasted transactions that meet special hedge accounting criteria, the portion of their change in fair value that is determined to be an effective hedge is recognized directly in equity under “Other Comprehensive Income”, and any ineffective portion is recognized in the net profit and loss within the foreign exchange gains and losses included in the line item “Other income (expense)”.

The gains or losses that are accumulated in other comprehensive income are recognized in profit and loss within the cost of sales in the period in which the hedged forecasted transaction actually occurs.

For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded as foreign exchange gains and losses for the period, in other income and expense.

Interest rate exposure

As at December 31, 2003, the Company is not significantly exposed to interest rate risk fluctuations. Consequently, it has not entered into any derivative contracts to hedge interest rate risk.

Financial counterparty risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

Fair value of derivatives

The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.

The fair value of the forward exchange contracts at inception is zero. Valuation during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks: (i) spot foreign exchange rate at the date the valuation is performed; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

The option contracts value at inception is the initial premium paid or received.

Over the life of the option and at expiration, fair value is determined using standard option pricing method (such as the Black & Scholes option pricing model), based on market parameters obtained from official information providers or fixings by central banks, and using the following variables: (i) market value of the underlying security; (ii) option strike price; (iii) volatility, obtained from the Company’s banks; (iv) risk-free interest rate; and (v) expiration date of the option.

F 11

Concentration of credit risk

The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2003, 2002 and 2001. In 2003, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations. As at December 31, 2003, the Company did not have any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, severely impact our operations.

Advertising and promotional costs

The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expense was €5,760 thousand, €5,735 thousand and €6,995 thousand for the years ended December 31, 2003, 2002, and 2001, respectively.

3. COMMON CONTROL TRANSACTIONS, TREASURY SHARES, ACQUIRED AND DISPOSED OPERATIONS

Common control transactions

In February 2000, 95.1% of the shareholders of Gemplus S.A., a French corporation and former holding company of the group, exchanged their shares of Gemplus S.A. for shares in Gemplus International S.A., a newly formed Luxembourg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting.

As at December 31, 2003, certain shares held by employees or former employees had not yet been contributed. Shares still to be contributed correspond to the equivalent of 3,294,800 Gemplus International S.A. shares representing 0.54% of the shareholdings of Gemplus International S.A., which in total was represented by 607,312,796 shares as at December 31, 2003. Since the shares of Gemplus S.A. are not available for sale to the general public but can be converted into shares of Gemplus International S.A. upon request, it has been considered certain that the shares will eventually be converted. Thus, they have been included in both the basic and diluted earnings per share calculations. As at December 31, 2003, certain options held by employees under the Gemplus S.A. stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus S.A. shares will be contributed by their holders to Gemplus International S.A.

Treasury shares

In the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the then Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers) on May 4, 2001. During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock, at an average price of €3.17 per share. In addition, as described in Note 30, the Company’s former Chief Executive Officer, Mr. Perez, returned in 2001 all of the 30,743,679 Gemplus International S.A. shares that he had received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary had made to him in 2000 and in 2001.

At the Extraordinary General Meeting of Shareholders held on April 17, 2002, shareholders approved the cancellation of 4,634,859 shares held directly pursuant to the Company’s stock repurchase program, as well as the cancellation of the 30,743,679 shares held by one of its indirect subsidiaries.

The 30,743,679 shares were distributed to the Company and cancelled on March 10, 2003. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however, it resulted in an increase of the par value of the issued shares. During the first quarter of 2003, the Company purchased, 487,957 shares of its outstanding common stock from five former Celocom Limited employees pursuant to the provisions of the 2000 Celocom Limited share purchase agreement. As at December 31, 2003, the Company held 1,471,379 shares of its outstanding common stock.

Change in treasury shares is as follows:

Number of treasury shares

As at December 31, 2001	35,705,936

Cancellation of treasury shares	(4,634,859)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	656,024

As at December 31, 2002	31,727,101

Cancellation of treasury shares	(30,743,679)
Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

As at December 31, 2003	1,471,379

Acquired and disposed operations

During 2003, 2002 and 2001, the Company acquired various companies, mainly with activities related to its core business. The impact of these acquisitions, individually and in aggregate, was immaterial to the Consolidated Financial Statements (net sales, net income and total assets).

F 12

On August 23, 2001, the Company completed the sale of its subsidiary SkiData AG (“SkiData”), the Company’s electronic access-control solutions business unit, to Kudelski S.A., for €117,500 thousand. As a result of the transaction, the Company’s 2001 Consolidated Statement of Income only includes SkiData’s operational results up to August 23, 2001.

On July 31, 2001, the Company completed the sale of its Tag electronic smart labels solutions business (“Tag”) to Axa Private Equity, for €3,007 thousand. As a result of the transaction, the Company’s 2001 Consolidated Statement of Income only includes Tag activities’ operational results up to July 31, 2001.

The disposal of SkiData and Tag net of cash disposed of €3,506 thousand and fees of €8,270 thousand generated net proceeds of €108,731 thousand and a net gain of €68,314 thousand.

4. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

(in thousands of euros)

December 31	2003	2002	2001
Trade accounts receivable, gross	163,621	157,399	201,481
Less, allowances for doubtful accounts	(8,894)	(12,486)	(12,846)

Trade accounts receivable, net	154,727	144,913	188,635

5. INVENTORY

Inventory consists of the following:

(in thousands of euros)

December 31	2003	2002	2001
Raw materials and supplies	27,456	34,098	63,621
Work-in-process	67,066	67,883	79,394
Finished goods	10,158	8,901	14,738

Inventory, gross	104,680	110,882	157,753

Less, inventory allowance	(6,007)	(14,369)	(17,959)

Inventory, net	98,673	96,513	139,794

6. OTHER CURRENT ASSETS

Other current assets include the following:

(in thousands of euros)

December 31	2003	2002	2001
Value added tax receivable	18,677	40,349	36,209
Other taxes receivable	11,255	9,175	13,870
Financial instruments at fair market value	16,426	10,371	—
Advance facility to supplier (see also Note 9)	12,001	9,598	21,539
Advance payments to non-trade suppliers	1,099	2,356	7,816
Prepaid expenses	15,780	15,129	9,646
Advance payments to trade suppliers	3,454	3,369	4,572
Prepaid pension cost	—	504	982
Other current assets	3,983	2,631	9,099

Total other current assets	82,675	93,482	103,733

During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility for €37.6 million. Such advance facility was repayable based on the volumes purchased. Following the economic downturn in the wireless market, the Company amended the payment terms of this agreement. As at December 31, 2003, the remaining balance due amounted to €12,001 thousand, and will be payable in October 2002 in quarterly installments ending December 2004, with accrued interest pursuant to such amendment. The increase in the amount of current assets relating to the advance facility as at December 31, 2003, compared to the prior year, arises from higher installments becoming due within the following twelve months in accordance with the agreement.

F 13

The fair market value of the Company’s financial instruments is recorded in other current assets or liabilities.

The corresponding changes in fair market value are recognized in earnings or equity. The Company does not enter into any derivative contract for purposes other than hedging its foreign currency exposure incurred in the normal course of business. Most of those derivative contracts are qualified as cash flow hedges under IAS 39.

F 14

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

(in thousands of euros)

		Buildings
	Land	and equipment	Machinery	Total 2003	Total 2002	Total 2001
Cost
As at January 1	6,838	172,445	333,394	512,677	526,813	462,034
Additions	—	3,086	12,152	15,238	31,953	102,555
Disposals	—	(6,858)	(24,811)	(31,669)	(24,521)	(26,770)
Changes in consolidation scope	—	—	(597)	(597)	2,547	(19,071)
Currency adjustments	(314)	(3,668)	(15,084)	(19,066)	(24,115)	8,065

As at December 31	6,524	165,005	305,054	476,583	512,677	526,813

Accumulated depreciation
As at January 1	—	(53,275)	(242,458)	(295,733)	(258,029)	(212,118)
Depreciation	—	(12,008)	(39,056)	(51,064)	(72,376)	(84,160)
Reversal of impairment loss	—	2,555	—	2,555	—	—
Disposals	—	5,360	25,434	30,794	22,896	26,498
Changes in consolidation scope	—	—	192	192	(511)	13,099
Currency adjustments	—	1,628	10,751	12,379	12,287	(1,348)

As at December 31	—	(55,740)	(245,137)	(300,877)	(295,733)	(258,029)

Net book value as at December 31	6,524	109,265	59,917	175,706	216,944	268,784

Including:
PP&E under finance lease contracts, gross	3,209	65,623	94	68,926	69,407	51,842
PP&E under finance lease contracts, depreciation	—	(22,603)	(86)	(22,689)	(18,865)	(15,887)

Net book value under finance lease contracts as at December 31	3,209	43,020	8	46,237	50,542	35,955

Interest is capitalized during the new construction or upgrade of qualifying assets. In 2002, interest was capitalized in the amount of €324 thousand, in connection with the construction of a building located in La Ciotat, France. No interest was capitalized in 2003 and 2001.

8. GOODWILL

Goodwill consists of the following:

(in thousands of euros)

	2003	2002	2001
Cost
As at January 1	165,443	163,402	186,080
Additions	5,901	6,437	10,824
Disposals and transfers	(9,918)	—	(34,961)
Currency adjustments	(5,345)	(4,396)	1,459

As at December 31	156,081	165,443	163,402

Accumulated depreciation and impairment
As at January 1	(92,256)	(46,822)	(30,271)
Depreciation and impairment	(33,051)	(47,117)	(27,162)
Disposals and transfers	4,543	167	10,906
Currency adjustments	2,410	1,516	(295)

As at December 31	(118,354)	(92,256)	(46,822)

Net book value as at December 31	37,727	73,187	116,580

Goodwill is reviewed for impairment based on expectations of future cash flows, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In 2003, the Company recorded a goodwill impairment charge of €19,879 thousand as a result of its impairment testing. This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.

F 15

In 2002, the Company recorded a goodwill impairment charge of €22,124 thousand as a result of its impairment testing. This write-down related to the goodwill generated following the acquisition of SLP InfoWare S.A. (“SLP”) in October 2000. In 2002, the Company decided to either sell or cease SLP operations, due to a significant decline in sales of SLP software. During 2003, the Company eventually decided to cease SLP operations. The winding down is in process and is expected to be completed in 2004. The cessation of SLP operations will have no negative effect on the Company’s Consolidated Financial Statements in 2004.

9. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

(in thousands of euros)

December 31	2003	2002	2001
Loans receivable from senior management, net of provision (69,220 in 2003, 67,582 in 2002 and 0 in 2001)	9,546	11,183	75,317
Software, net of accumulated amortization (24,677 in 2003, 19,550 in 2002 and 12,381 in 2001)	15,062	25,364	31,347
Long-term portion of advance facility to supplier (Note 6)	—	14,396	16,154
Research tax credit	10,206	13,215	12,144
Patents and patents right, net of accumulated amortization (6,030 in 2003, 4,388 in 2002 and 4,865 in 2001)	1,095	5,370	6,150
Rental deposit	855	1,902	1,622
Employee loans and other related loans	719	275	850
Prepaid expenses - long term portion	4,329	8,738	—
Other loans and assets	1,596	4,376	6,888

Total other non-current assets	43,408	84,819	150,472

As described in Note 30, loans were granted in 2000 and 2001 to Mr. Perez and to Dr. Lassus. During 2001, Mr. Perez, as part of his severance package, partially reimbursed the loans that were granted to him and the unreimbursed portion of the loans was charged to the Company’s Consolidated Statement of Income.

During 2002, a provision amounting to €67,582 thousand was recorded to cover the risk of non-reimbursement of the loan granted to Dr. Lassus, net of a liability which is in dispute (see Note 14). However, the Company has not forgiven the loan and is seeking repayment by Dr. Lassus through legal proceedings. In 2003, the balance of the loan was adjusted for currency variances as the principal amount of a corresponding disputed liability is denominated in U.S. dollars.

The long-term portion of pre-paid expenses relates to royalties paid in advance of €11,200 thousand, made in the second quarter 2002 for the license to use certain software that is integrated in our products. This amount is being expensed through 2005, proportionally based on number of units sold to our customers. At each balance sheet date, the Company reviews forecasted volumes to ensure that they are sufficient to cover the balance of the pre-paid amount. If necessary, part of the pre-payment is expensed in proportion of the volume decrease. The current portion of €3,739 thousand is included in “other current assets” within prepaid expenses (see Note 6).

10. RESEARCH AND DEVELOPMENT COSTS

Deferred development costs can be analyzed as follows:

(in thousands of euros)

December 31	2003	2002	2001
Gross amount at the beginning of the year	56,658	41,357	34,846
Accumulated amortization at the beginning of the year	(30,748)	(12,887)	(8,497)

Balance at the beginning of the year	25,910	28,470	26,349

Deferred during the year	10,757	15,301	6,511
Less, allowances	(18,751)	(17,861)	(4,390)

Impact for the year on income before tax	(7,994)	(2,560)	2,121

Balance at the end of the year	17,916	25,910	28,470

Gross amount at the end of the year	54,651	56,658	41,357
Accumulated amortization	(36,735)	(30,748)	(12,887)

Balance at the end of the year	17,916	25,910	28,470

F 16

Research and development expenses incurred during the year consist of the following:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Research and development expenditures	63,918	95,288	124,567
Deferred development costs, net	7,994	2,560	(2,121)
Grants including research tax credit	(2,689)	(5,608)	(9,561)

Total research and development	69,223	92,240	112,885

11. INVESTMENTS

Investments consist of the following:

(in thousands of euros)

December 31	2003	2002	2001
Equity affiliates, net	19,216	21,008	4,358
Investments in non-marketable equity securities	18,549	17,367	31,173
Valuation allowance on investments	(17,902)	(15,287)	(14,107)

Total investments	19,863	23,088	21,424

The Company has minority shareholdings in several non-public start-up companies. These shareholdings are accounted for in accordance with the accounting policies described in Note 2. A write-down is recorded when there is a reason to believe that an impairment in value which is other than temporary has occurred (i.e., that the business model is questioned or that the business plan is not met). The Company has no significant flow of transactions with these companies.

12. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

(in thousands of euros)

December 31	2003	2002	2001
Restructuring - provision for reduction of workforce and other cash outlays (see Note 15)	38,951	40,975	6,177
Deferred revenue	19,409	14,088	5,662
Management severance liability (see Note 14)	—	9,975	21,113
Tax reimbursement liability on interest forgiven on loans to senior management (see Note 14)	—	1,545	3,585
Customer deposits	5,690	4,554	8,897
Allowances for customer claims	612	2,552	5,848
Short-term debt	99	1,677	4,840
Other accrued liabilities	8,129	5,767	5,700
Litigation liabilities	5,200	—	19,411
Financial instruments at fair market value (see Note 6)	—	—	5,178

Total other current liabilities	78,090	81,133	86,411

As described in Note 30, the Company recorded in its 2001 Consolidated Statement of Income a €25,691 thousand management severance expense, resulting in a liability of €9,975 thousand and €21,113 thousand, as at December 31, 2002 and 2001 respectively. This liability was comprised of a tax reimbursement payable on the portion of a loan that had been forgiven (2002: €337 thousand, 2001: €6,502 thousand) and termination benefits payable in cash (2002: €9,638 thousand, 2001: €14,611 thousand). In addition, a tax reimbursement liability was recognized on interest forgiven, amounting to €1,545 thousand and €3,585 thousand as at December 31, 2002 and 2001 respectively. In 2003, these liabilities amounting to €9,546 thousand in total have been reclassified to long-term liabilities (see Note 14) due to the dispute relating to their payments.

As described in Note 25, the Company recorded a charge of €5,200 thousand in its Consolidated Statement of Income with respect to developments in the litigation with Mr. Alain Nicolaï.

As described in Note 25, the Company recorded a charge of €18,120 thousand in its 2001 Consolidated Statement of Income with respect to the judgment on appeal rendered in October 2001 concerning the Humetrix litigation. This charge resulted in a total current liability (including a previously existing provision) of €19,411 thousand in the balance sheet as at December 31, 2001. This liability has been settled in 2002.

F 17

Short-term debt consists of overdrafts that either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

13. CAPITAL LEASES

Capital leases obligations outstanding as at December 31, 2003 are analyzed as follows:

(in thousands of euros)

2004	7,377
2005	7,234
2006	6,628
2007	6,337
2008	5,762
Thereafter	17,813

Total minimum lease payments	51,151

Less, amount representing interest	(6,330)

Present value of minimum obligations under capital leases	44,821

Less, current portion of obligations under capital leases	(5,928)

Long-term obligations under capital leases	38,893

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The building was under construction as at December 31, 2001 and was completed in October 2002. The capital lease has a duration of twelve years ending in September, 2014. The proceeds received amounted to €15,962 thousand in 2002 and €5,711 thousand in 2001. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

14. OTHER NON-CURRENT LIABILITIES

Non-current liabilities variation analysis is as follows:

(in thousands of euros)

			Effect of			Amounts	Amounts
			changes	Increase in	Reclassification	unused	used
	December	December	in exchange	long-term	within balance	during	during	December
	31, 2001	31, 2002	rate	liabilities	sheet items	the period	the period	31, 2003
Provision for patents claims	9,000	9,000	—	—	—	—	—	9,000
Provision for income tax claims	13,727	37,326	(11)	1,925	2,158	(381)	—	41,017
Provision for pension costs	1,853	1,780	(73)	17	—	(162)	—	1,562
Other provisions	5,882	3,711	(19)	3,722	184	(515)	(1,580)	5,503
Government loans received	397	1,897	—	1,453	1,049	—	(781)	3,618
Management compensation and severance liability(see Note 12 and 30)	—	—	—	—	9,546	—	—	9,546

Total	30,859	53,714	(103)	7,117	12,937	(1,058)	(2,361)	70,246

In 2003, due to the dispute related to the payment of liabilities to senior management, as discussed in Notes 12 and 30, the Company has reclassified an amount of €9,546 thousand from “Other current liabilities” to “Other non-current liabilities”. In accordance with an agreement dated December 19, 2001, the Company agreed to pay to Dr. Lassus an amount of US$10,000 thousand (€8,001 thousand as at December 31, 2003) upon fulfillment of certain specific conditions. Such conditions have not been fulfilled. As at December 31, 2003, the Company has not paid this amount.

The Company pays royalties for the use of certain patents. In certain cases, due to the nature of the technology involved, the portion covered and the timing during which royalties are paid under the relevant patent license agreements may be questioned. Based on past experience and known facts and circumstances as of the balance sheet date, the Company records a provision for potential claims.

From time to time, the Company and its subsidiaries are subject to tax claims from tax authorities in the jurisdictions where the Company and its subsidiaries do business. The Company records a provision for tax risk based upon the most current information available and the management’s judgment regarding the possible outcomes of any tax claim.

In 2002, three French subsidiaries of the Company, including Gemplus S.A., received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The major components of the assessment relate to intercompany transactions, including transfer pricing, invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Based on communications with the French tax authority, the Company has reevaluated its treatment of deferred

F 18

tax assets and provisions for tax claims at December 31, 2003. Such reevaluation had a positive effect on the 2003 net income resulting in the reduction of the tax provision, net of related deferred tax assets, by €1,930 thousand to €10,846 thousand. The timing difference between payment of the tax assessment to the tax authorities and the recoverability of associated tax loss carry-backs could impact available cash by up to €36 million, of which approximately €25 million is anticipated to be temporary.

Certain subsidiaries of the Company are under tax examinations in Germany, the United Kingdom and Singapore. Although a tax assessment has been received only in connection with the examination in Singapore, relating to the deductibility of interest expense (which is being contested), the Company increased its provision for tax risks at December 31, 2003 by €1,925 thousand.

15. RESTRUCTURING

Following the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two additional restructuring and rationalization programs in 2002, one on February 6 (the “second restructuring program”), and the other on December 9 (the “third restructuring program”). In 2003, the Company recorded a total restructuring net charge of €61,973 thousand, which was mainly related to the third restructuring program.

Restructuring activity for the years ended December 31, 2003, 2002 and 2001 was as follows:

(in thousands of euros)

	Reduction of workforce	Non-cash write-offs
	and other cash outflows	of assets	Total
FIRST RESTRUCTURING PROGRAM
2001 restructuring charge	22,022	6,444	28,466

Amounts used in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—

Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514

Amounts used in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—

Restructuring reserve as at December 31, 2002	2,058	—	—

2003 restructuring charge	89	—	89

Amounts used in 2003	(881)	—	—
Exchange rate differences	(263)	—	—

Restructuring reserve as at December 31, 2003	1,003	—	—

SECOND RESTRUCTURING PROGRAM
2002 restructuring charge	66,919	13,889	80,808

Amounts used in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—

Restructuring reserve as at December 31, 2002	38,605	—	—

2003 restructuring charge	246	60	306

Release of unused provision	(170)	—	(170)

Amounts used in 2003	(27,247)	—	—
Exchange rate differences	(817)	—	—

Restructuring reserve as at December 31, 2003	10,617	—	—

THIRD RESTRUCTURING PROGRAM
2002 restructuring charge	755	6,926	7,681

Amounts used in 2002	(443)	—	—

Restructuring reserve as at December 31, 2002	312	—	—

2003 restructuring charge	54,848	9,455	64,303

Release of unused provision	—	(2,555)	(2,555)

Amounts used in 2003	(27,791)	—	—
Exchange rate differences	(50)	—	—

Restructuring reserve as at December 31, 2003	27,319	—	—

TOTAL 2003 restructuring charge	55,013	6,960	61,973

TOTAL 2002 restructuring charge	69,188	20,815	90,003

TOTAL 2001 restructuring charge	22,022	6,444	28,466

Total Restructuring reserve as at December 31, 2003	38,939	—	—

F 19

First restructuring program (announced on May 2, 2001)

In 2003, the Company did not record any significant restructuring charge with respect to the first restructuring program. The remaining reserve of €1,003 thousand is a provision for ongoing rents for closed sites, mainly in the United States of America and Germany.

Second restructuring program (announced on February 6, 2002)

In 2003, the Company did not record any significant additional restructuring charge with respect to the second restructuring program. As part of the second restructuring program, the employment of 1,161 employees was terminated in 2002 and 157 in 2003. The total net charge of the second restructuring program amounts to €80,944 thousand and represents:

•	€13,949 thousand of fixed assets write downs,

•	€66,995 thousand with a cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees. The remaining reserve of €10,617 thousand is a provision for ongoing rents for closed sites (€4,395 thousand) and for payment obligations for employee terminations (€6,222 thousand).

Third restructuring program (announced on December 9, 2002)

In 2003, the Company recorded a €61,748 thousand restructuring charge with respect to the third restructuring program. The total net charge of the third restructuring program amounts to €69,429 thousand and represents:

•	€48,421 thousand in respect of payment obligations for employee terminations,

•	€13,852 thousand for write-down of intangible and fixed assets,

•	€4,382 thousand in respect of rationalization of manufacturing plants and sales offices,

•	€2,774 thousand in respect of legal and professional fees and the transfer of contracts to partners.

The employment of 777 employees was terminated in 2003 as part of the third restructuring program. The reversal of unused provision regarding the third restructuring plan amounting to €2,555 thousand relates to a change in the selection of buildings to be closed. The remaining reserve of €27,319 thousand is a provision for ongoing rents for closed sites (€2,155 thousand) and for payment obligations for employee terminations (€25,164 thousand).

The Company anticipates that approximately €15 million in additional expenses will be required to complete this restructuring program; these restructuring expenses will be recognized when a detailed formal plan exists and the main features of the plan are announced.

16. FINANCIAL INCOME AND EXPENSE, NET

Financial income and expense, net consists of the following:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Financial income	10,484	19,782	28,234
Financial expense	(2,280)	(70,874)	(7,532)

Financial income (expense), net	8,204	(51,092)	20,702

In 2002, net financial income and expense included a €67,582 thousand non-cash charge to cover the risk of possible non-reimbursement of a loan granted to Dr. Lassus. In 2003, no additional financial expense was recorded related to this risk (see Note 30).

17. OTHER INCOME AND EXPENSE, NET

Other income and expense, net consists of the following:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Gain (loss) on investments	(2,487)	(6,444)	66,425
Income (loss) on equity investments	(7,561)	(3,084)	(3,505)
Foreign exchange gain (loss)	(8,652)	(15,106)	(12,618)
Gain (loss) on sale and disposal of fixed assets	703	63	(189)
Minority interests	(2,152)	(4,333)	(4,432)

Other income (expense), net	(20,149)	(28,904)	45,681

The €66,425 thousand net gain on investments recorded in 2001 primarily included a €68,314 thousand one-time gain generated from our SkiData and Tag divestitures (see Note 3 - Acquired and disposed operations).

F 20

18. INCOME TAXES

The components of income tax benefit (expense) are as follows:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Current taxes	(3,329)	(9,667)	(4,074)
Deferred taxes	(11,344)	543	18,258

Income tax benefit (expense)	(14,673)	(9,124)	14,184

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Income (loss) before taxes	(146,433)	(311,767)	(114,404)

Income tax calculated at corporate tax rate (1)	44,486	94,715	42,845
Effect of tax exemption	5,438	(15,551)	15,144
Effect of different tax rates	12,053	13,434	(916)
Effect of release of valuation allowance	1,854	1,351	4,154
Effect of unrecognized tax assets	(62,337)	(79,548)	(40,533)
Provision for tax risks	186	(5,932)	—
Effect of expenses non deductible and revenues non taxable	(6,312)	(3,900)	353
Effect of goodwill amortization resulting from mergers and acquisitions (see Note 3)	(10,041)	(13,693)	(6,863)

Income tax benefit (expense)	(14,673)	(9,124)	14,184

(1) Luxembourg tax rate of 30.38% in 2003 and 2002, 37.45% in 2001.

The components of the net deferred tax asset recorded at December 31, 2003, 2002 and 2001 are as follows:

(in thousands of euros)

December 31	2003	2002	2001
ASSETS
Loss carryforward	226,090	158,538	82,978
Excess book over tax depreciation and amortization	1,137	4,681	2,646
Other temporary differences	40,200	54,807	32,674
Valuation allowance	(219,780)	(138,229)	(82,048)
LIABILITIES
Excess tax over book depreciation and amortization	(13,839)	(18,175)	(4,349)
Other temporary differences	(1,948)	(19,948)	(9,753)

Net deferred tax asset	31,860	41,674	22,148

The Company had no deferred tax liability at December 31, 2003, 2002 and 2001.

At December 31, 2003, the Company had potential deferred tax assets related to net operating loss carryforwards totaling €226,090 thousand, of which €36,387 thousand are limited to 20 years. Substantially all of the remainder may be used indefinitely. The use of approximately
€13,400 thousand of the deferred tax assets related to net operating loss carryforwards may be subject to change of ownership limitations. The Company previously recorded a full valuation allowance against these deferred tax assets.

In those situations where under generally accepted accounting principles it is inappropriate to recognize deferred tax assets and other tax benefit items, management has provided a valuation allowance to reduce net deferred tax assets to the estimated realizable value.

Certain subsidiaries, including Gemplus S.A., incurred significant tax losses during 2001, 2002 and 2003, a portion of which is related to restructuring expenses.

The use of the operating losses on a carry forward basis will mainly depend upon the successful implementation of planned improvements in operating performance and the recovery of the Company’s main business segments, which in some countries is difficult to predict accurately. Management recognizes that, given the guidelines under generally accepted accounting principles, future profitability in certain tax jurisdictions cannot be clearly evidenced taking into account past losses. As a result, in 2002 and 2003, the Company recorded a valuation

F 21

allowance against certain operating losses, including an amount of €57,699 thousand in 2002 and €37,390 thousand in 2003 relating to the Company’s losses in France.

In Germany, due to a change in rules pertaining to the use of net operating losses, and anticipated changes in the business results of the Company’s local entity, the Company increased the valuation allowance on previous years net deferred tax assets by €8,648 thousand. This valuation allowance had an impact on 2003 results because it was related to the net deferred tax assets generated in previous fiscal years.

Deferred income taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for when it is intended that these earnings will not be indefinitely reinvested in these entities.

As described in Note 14, the Company is the subject of tax audits in France, Germany, United Kingdom and Singapore.

19. ORDINARY SHARES

Gemplus International S.A. is a corporation incorporated in the Grand Duchy of Luxembourg. The authorized share capital of the Company is currently €400 million consisting of two billion shares with no legal par value.

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of €25,151 thousand. Out of this €25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of €838 thousand was allocated to share capital, as the corresponding shares were issued.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of €2,177 thousand. Out of this €2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of €73 thousand was allocated to share capital, as the corresponding shares were issued.

During 2001, the Company issued 2,498,100 shares of Gemplus S.A. following the exercise of Gemplus S.A. stock options held by employees. As described in Note 3 - Common control transactions, these shares are assumed to be a component of shareholders’ equity.

During 2001, the Company issued 7,296,500 shares following the contribution of 145,930 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholders’ equity.

During 2001, the Company issued 2,116,850 shares following the exercise of Gemplus International S.A. stock options held by employees.

In addition, in 2001, the Company purchased at fair market value 80,587 shares of Gemplus S.A., equivalent to 4,029,350 shares of Gemplus International S.A., held by two former executive officers of the Company, thus reducing the Company’s shareholders’ equity.

During 2002, the Company issued 699,100 shares of Gemplus S.A. following the exercise of Gemplus S.A. stock options held by employees. As described in Note 3 - Common control transactions, these shares are assumed to be a component of shareholders’ equity.

During 2002, the Company issued 2,525,150 shares following the contribution of 50,503 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders’ equity.

During 2002, the Company issued 398,350 shares following the exercise of Gemplus International S.A. stock options held by employees.

During 2003, the Company issued 17,550 shares of Gemplus S.A. following the exercise of Gemplus S.A. stock options held by employees. As described in Note 3 - Common control transactions, these shares are assumed to be a component of shareholders’ equity.

During 2003, the Company issued 1,010,900 shares following the contribution of 20,218 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of shareholders’ equity.

During 2003, the Company issued 179,837 shares following the exercise of Gemplus International S.A. stock options held by employees.

Treasury shares

During the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized on May 4, 2001, by the then Commission des Opérations de Bourse (which subsequently

F 22

became the Autorité des Marchés Financiers). During 2001, the Company repurchased 4,900,534 shares of its outstanding common stock at an average price of €3.17 per share. In addition, as described in Note 30, the Company’s former Chief Executive Officer, Mr. Perez, returned all of the 30,743,679 Gemplus International S.A. shares that he received in August and September 2000 to an indirect subsidiary of the Company, in reimbursement of the loans that such indirect subsidiary made to him in 2000 and in 2001. Consequently, as at December 31, 2001, the Company held directly 4,780,907 shares of its outstanding common stock and an indirect subsidiary held 30,925,029 shares of its outstanding common stock.

At the Extraordinary General Meeting of shareholders held on April 17, 2002, the shareholders approved the cancellation of 4,634,859 shares that were held directly by the Company as a result of the stock repurchase program, in addition to the cancellation of 30,743,679 shares held by its indirect subsidiary at the time as such shares may be transferred to the Company. The 30,743,679 shares were cancelled on March 10, 2003 without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2 - Treasury shares. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however it resulted in an increase of the par value of the issued shares.

During the third quarter of 2002 and the first quarter of 2003, the Company purchased respectively 656,024 and 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As at December 31, 2003, the Company held 1,471,379 of treasury shares.

As described in Note 3 – Common control transactions, the total number of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 3,294,800 shares, representing 0.54% of the shareholdings of Gemplus International S.A., which represented a total of 607,312,796 shares outstanding as at December 31, 2003.

The number of shares as at December 31, 2003 can be analyzed as follows:

Number of shares outstanding	604,017,996
Gemplus S.A. shares to be contributed	3,294,800

Number of shares outstanding including shares to be contributed	607,312,796

Treasury shares	(1,471,379)

Basic number of shares outstanding	605,841,417

Options outstanding	82,274,913
Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	690,678,303

As at December 31, 2003, 55,238,250 options are authorized but not yet granted under the different stock option plans (see Note 23).

20. NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

As net losses have been reported in 2003, 2002 and 2001, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in these periods, as the effect would be anti-dilutive.

Gemplus S.A. shares to be contributed are included in the weighted average number of common shares outstanding (see Note 3 — Common Control Transactions).

(in thousands of euros, except shares and per share data)

Years ended December 31	2003	2002	2001
Net income (loss) (numerator)	(161,107)	(320,891)	(100,220)

Shares used in basic net income per share calculation (denominator):

Weighted average number of common shares outstanding	605,658,965	606,222,660	636,992,392

Dilutive effect of stock options	5,625,142	1,516,176	24,661,319
Dilutive effect of warrants	—	28,073	1,006,546
Dilutive effect of shares to be issued related to acquisitions of Celocom Limited & SLP	—	—	167,936

Weighted average diluted number of shares outstanding	611,284,107	607,766,909	662,828,193

Shares used in diluted net income per share (denominator)	605,658,965	606,222,660	636,992,392

Net income (loss) per share
Basic	(0.27)	(0.53)	(0.16)
Diluted	(0.27)	(0.53)	(0.16)

F 23

21. COMPREHENSIVE INCOME

Comprehensive income is the change in equity of the Company during the year due to transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income and other comprehensive income for the year. Other comprehensive income is composed of: (i) the current year’s currency translation adjustment; (ii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; and (iii) the changes in fair value of effective hedges, net of tax.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at December 31, 2003, 2002 and 2001, respectively, were as follows:

(in thousands of euros)

December 31	2003	2002	2001
Cumulative translation adjustment	(6,460)	1,873	(3,567)
Net unrealized gain (loss) on hedging instruments qualifying as effective	11,030	6,698	(401)

Cumulative other comprehensive income	4,570	8,571	(3,968)

The components of comprehensive income for the year ended December 31, 2003, 2002 and 2001, respectively, were as follows:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Net income (loss)	(161,107)	(320,891)	(100,220)
Change in cumulative translation adjustment	(8,333)	5,440	(3,943)
Effect of adopting IAS 39 as at January 1, 2001	—	—	9,093
Change in fair value of available-for-sale securities	—	—	(286)
Change in fair value of derivatives qualifying as effective hedging instruments	4,332	7,099	(9,208)

Change in cumulative other comprehensive income	(4,001)	12,539	(4,344)

Comprehensive net income (loss)	(165,108)	(308,352)	(104,564)

22. PENSION PLANS

Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a long-term liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to €1,176 thousand, €1,388 thousand and €1,295 thousand at December 31, 2003, 2002 and 2001, respectively.

The Company also offers an Employee Investment Plan (EIP) to all U.S. employees under section 401 (k) of the U.S. Internal Revenue Code. Company contributions to the EIP plan amounted to approximately €898 thousand, €1,240 thousand and €1,903 thousand in 2003, 2002 and 2001, respectively.

The Company operates pension plans in other countries. The Company’s principal plan is a defined benefit plan open to all employees in the United Kingdom.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2003, 2002 and 2001, comprise the following elements:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Current year service cost	1,170	1,549	1,640
Interest accrued on pension obligations	1,465	1,346	1,275
Actual loss (return) on plan assets	(2,049)	2,915	2,621
Net amortization and deferral	1,285	(4,339)	(4,261)

Total pension costs	1,871	1,471	1,275

F 24

The following table sets forth the funded status of pension plans:

(in thousands of euros)

December 31	2003	2002	2001
Accumulated benefit obligation	28,386	26,234	23,880
Projected benefit obligation	28,911	27,745	25,287
Plan assets at fair value	16,828	15,233	18,110

Projected benefit obligation in excess of plan assets	(12,083)	(12,512)	(7,177)

Unrecognized net loss	11,681	12,951	8,138

Net prepaid (payable) pension cost	(402)	439	961

The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2003	2002	2001
Discount rate	5.50%	5.50%	5.75%
Expected rate of return on plan assets	7.00%	8.00%	8.00%
Assumed rate of compensation increase	3.75%	3.75%	4.00%

Plan assets are comprised of 75% of equity securities, 20% of corporate bonds and 5% of fixed interest instruments. The investment strategy generally consists in matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.

The change in fair value of the plan asset and the projected benefit obligation for 2003 is as follows:

(in thousands of euros)

Projected benefit obligation as at December 31, 2002	27,745

Service cost	1,170
Interest cost	1,465
Plan participants’ contributions	444
Actuarial (gain) loss	1,037
Benefits paid	(662)
Currency adjustments	(2,288)

Projected benefit obligation as at December 31, 2003	28,911

(in thousands of euros)

Fair value of plan assets as at December 31, 2002	15,233

Actual return on plan assets	2,049
Employer contribution	1,045
Plan participants’ contributions	444
Benefits paid	(662)
Currency adjustments	(1,281)

Fair value of plan assets as at December 31, 2003	16,828

Post-retirement benefits other than pensions

Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

23. STOCK OPTION PLANS

The Company may grant, under various employee stock option plans (the “Plans”), options to purchase or subscribe ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years.

F 25

Stock option activity was as follows:

	Number of
	options	Number of
	authorized	options		Average price
	not yet granted	outstanding	Price per share	per share
Balances, December 31, 2000	45,135,999	108,530,501	€0.77 - €6.00	€3.82

Options exercised	—	(5,114,850)	€0.77 - €3.51	€1.62
Options granted	(2,554,590)	2,554,590	€2.80 - €7.96	€2.97
Options terminated unexercised	9,208,833	(11,510,133)	€0.77 - €7.96	€4.66
Options authorized	—	—	—	—

Balances, December 31, 2001	51,790,242	94,460,108	€0.77 - €7.96	€3.82

Options exercised	—	(1,097,450)	€0.83 - €2.29	€1.51
Options granted	(31,389,884)	31,389,884	€0.84 - €2.68	€1.24
Options terminated unexercised	48,734,723	(48,734,723)	€0.83 - €7.96	€4.71
Options authorized	—	—	—	—

Balances, December 31, 2002	69,135,081	76,017,819	€0.83 - €7.96	€2.17

Options exercised	—	(197,387)	€0.83 - €1.13	€0.88
Options granted	(16,140,000)	16,140,000	€0.83 - €1.52	€1.37
Options terminated unexercised	2,243,169	(9,685,519)	€0.83 - €6.00	€2.52
Options authorized	—	—	—	—

Balances, December 31, 2003	55,238,250	82,274,913	€0.83 - €6.00	€1.98

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2003:

		Weighted average
	Number	remaining
	of options	contractual life	Number of options
Exercise prices	outstanding (in euros)	(years)	exercisable
0.83	2,234,950	9.6	234,950
0.84	8,000,000	8.7	2,000,000
0.96	100,000	9.3	—
1.13	14,653,799	9.0	3,815,077
1.14	20,000	8.6	5,000
1.23	2,230,000	9.6	—
1.24	265,387	9.6	—
1.25	200,000	9.5	—
1.28	356,500	8.8	71,375
1.31	160,000	8.5	160,000
1.35	870,200	1.0	870,200
1.42	1,000,000	8.5	250,000
1.46	4,975,000	9.8	—
1.49	40,000	9.8	—
1.52	6,901,900	9.3	416,900
1.71	3,944,200	4.0	3,944,200
2.25	4,000,000	8.7	1,000,000
2.29	17,725,000	5.3	17,591,250
2.60	74,200	8.1	37,100
2.68	437,400	8.1	116,500
2.87	86,440	7.8	43,220
2.90	391,275	7.7	200,588
3.17	35,000	7.9	17,500
3.18	50,000	7.9	25,000
3.51	10,709,410	6.4	8,816,714
3.79	419,248	7.5	260,567
4.14	18,750	7.5	9,375
6.00	2,376,254	6.9	1,880,888
	82,274,913	7.5	41,766,404

Weighted average exercise price (in euros): 1.98

On April 17, 2002, the Company’s Board of Directors voted to approve a plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price.

F 26

This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of €4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of €1.13 corresponding to the market price of the Company’s shares on the date of the grant. On December 31, 2003, 14,720,246 stock options were outstanding.

Warrants

In July 2000, in connection with the hiring of its former CEO, Mr. Perez, the Company entered into a warrant agreement with an executive search firm. Under this agreement, the Company granted the right to purchase 2,561,973 ordinary shares at a purchase price of €2.3375 per share, resulting in an underlying per share value of €3.51 using the Black & Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 45%, risk free interest rate of 4% and an expected life of 12 months. The warrants are exercisable at any time for seven years after the grant date. As at December 31, 2003, no warrant had been exercised.

24. FINANCIAL INSTRUMENTS AND MARKET RELATED EXPOSURES

Adoption of IAS 39

As indicated in Note 2, the Company adopted on January 1, 2001 IAS 39 “Financial Instruments: Recognition and Measurement”.

The adoption of IAS 39 resulted in a cumulative after tax increase of shareholders’ equity as of January 1, 2001 of €4,090 thousand. The impact on shareholders’ equity on January 1, 2001 of the adoption of IAS 39 is shown below:

(in thousands of euros)

		Other
	Retained	comprehensive
	earnings	income	Total
Hedges not qualifying as effective	(5,003)	—	(5,003)
Hedges qualifying as effective	—	8,807	8,807
Unrealized gains and losses on available-for-sale securities	—	286	286

Impact as at January 1, 2001 on shareholders’ equity, net of deferred income taxes	(5,003)	9,093	4,090

In accordance with the transitional requirements of IAS 39, the Company recorded in 2001 a net loss of €5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments. The Company also recorded a net gain of €8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of €286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets. Consequently, comprehensive income was impacted by €9,093 thousand as of January 1, 2001.

Foreign exchange exposure

As indicated in Note 2, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business.

The policy of the Company is to hedge its currency risk exposure arising from commercial transactions. In order to achieve this objective, the Company uses foreign currency derivative instruments by entering into foreign exchange swaps and forward contracts and purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. The derivative instruments are traded “over the counter” with major financial institutions. The Company does not enter into any derivative contracts for purposes other than hedging its foreign exchange risk.

Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. The financial instruments that do not qualify as effective hedges under IAS 39 are mainly the options sold as part of the above combination strategies.

Outstanding financial instruments qualifying as cash flow hedges under IAS 39, as well as the related currency commercial exposure, are described below.

In the amounts reported below:

- Hedging positions in parenthesis indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro.

- Positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parenthesis indicate the Company’s payables in the currency, or forecasted purchases in the currency.

F 27

(in thousands of euros (1))

	2003					2002
	USD					USD
	and USD					and USD
December 31	area (2)	GBP	JPY	ZAR	Others (3)	area (2)	GBP	JPY	ZAR	Others (3)
Hedging positions (4)
Forward contracts	(30,874)	(5,061)	(4,474)	(3,890)	(2,476)	(27,602)	(516)	(1,438)	(4,990)	3,052
Option contracts (5)	(128,379)	(21,307)	(15,747)	—	—	(98,368)	(12,598)	—	—	—
TOTAL	(159,253)	(26,368)	(20,221)	(3,890)	(2,476)	(125,970)	(13,114)	(1,438)	(4,990)	3,052
Exposure (6)
Balance sheet items (commercial transactions not settled at year end)	53,529	2,220	1,908	3,890	7,818	54,913	1,017	(1,279)	3,416	2,310
Forecasted commercial transactions	154,834	34,984	21,548	1,600	(13,284)	98,098	17,543	3,403	5,054	(20,853)
TOTAL	208,363	37,204	23,456	5,490	(5,466)	153,011	18,560	2,124	8,470	(18,543)

(1) Currency amounts are converted to euros at year end closing rate.
(2) USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.
(3) Other currencies include mainly the CHF, NOK and PLN.
(4) The financial instruments hedging the Company’s commercial currency exposure, and that are effective hedges under IAS 39, qualify as cash flow hedges.
(5) Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.
(6) The Company policy is to hedge all of its actual commercial currency exposure, as well as a time weighted proportion of our forecasted commercial currency exposure.

Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below.

In the amounts reported below, a value in parentheses indicates the Company’s forward commitment or option to sell the currency against the Euro; other positions indicate the Company’s forward commitment or option to purchase the currency against the Euro.

(in thousands of euros (1))

	2003					2002
	USD					USD
	and USD					and USD
December 31	area (2)	GBP	JPY	ZAR	Others (3)	area (2)	GBP	JPY	ZAR	Others(3)
Forward contracts	(8,796)	(895)	—	(2,375)	—	(186,350)	(1,470)	(8,059)	—	—
Option contracts (4)	(46,404)	(4,261)	—	—	—	(26,918)	(3,090)	—	—	—
TOTAL	(55,200)	(5,156)	—	(2,375)	—	(213,268)	(4,560)	(8,059)	—	—

(1) Currency amounts are converted to euros at year end closing rate.
(2) USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.
(3) Other currencies include mainly the CHF, NOK and PLN.
(4) Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

Net unrealized gain on hedging instruments qualifying as effective

As at December 31, 2003, an unrealized gain of €11,030 thousand net of taxes was recognized in equity, under other comprehensive income, as being the effective portion of hedging instruments fair value changes associated with forecasted transactions (see Note 21).

Interest rate exposure

Since the Company is not significantly exposed to risk associated with interest rates fluctuations, it has not entered into any derivative contracts to hedge interest rate risk.

F 28

Financial counterparty risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries until the Company transfers such amounts to investment grade institutions.

Fair value of financial instruments

The following table provides information about the carrying amounts and estimated fair values of certain of the Company’s financial instruments, excluding cash and cash equivalents, cash deposits, accounts receivable, accounts payable and accrued expenses.

Following the adoption of IAS 39 in January 2001, the Company measures at fair value assets and liabilities qualified as trading or available-for-sale. Therefore, there is no difference between the carrying amounts and the estimated fair values of these assets and liabilities as at December 31, 2003, 2002 and 2001.

The fair value of investments in available-for-sale securities is determined based on quoted market prices if companies are publicly listed. If the companies are not publicly listed, the fair value of investments in equity securities is determined by valuation techniques appropriate for the nature of the security. The fair market value of loans, deposits and other non-current assets is determined by discounting the nominal amount using appropriate interest rates.

The fair value of the Company’s fixed rate long-term debt, including capital leases, is determined by discounting estimated future cash flows using borrowing rates prevailing at year-end for similar maturities and contracts. The book values of the Company’s long-term floating-rate borrowings approximate fair value.

The fair value of forward exchange contracts and of currency options contracts is determined as described in Note 2 — Derivative financial instruments.

(in thousands of euros)

	2003	2002	2001
December 31	Fair value	Fair value	Fair value
Balance sheet
Assets
Investments in available-for-sale securities	647	2,080	17,066
Loan, deposits and other non-current assets	17,045	32,132	99,701

Total assets	17,692	34,212	116,767

Liabilities (Long-term debt including current portion and capital lease)
Fixed rates	—	—	—
Floating rates	44,920	48,638	36,329

Total liabilities	44,920	48,638	36,329

Financial instruments at fair market value(1)
In other current assets or other current liabilities	16,426	10,371	(5,178)
In cash and cash equivalent	—	3,266	2,187

Total: financial instruments at fair market value	16,426	13,637	(2,991)

(1) In the amounts reported above, assets are presented as positive amounts and liabilities as negative amounts.

25. COMMITMENTS AND CONTINGENCIES

Legal proceedings

In October 2001, the United States Court of Appeals for the Ninth Circuit affirmed a District Court judgment against the Company in favor of Humetrix Inc., based on the claimed breach of an agreement to jointly market products in the U.S. health care sector. The parties entered into a Mutual Release and Settlement Agreement on March 25, 2002. As a result of the above decision, the Company recorded a charge of €18,100 thousand, adversely impacting 2001 operating results, and resulting in a total current liability (including a previously existing provision) of €19,400 thousand in the balance sheet as at December 31, 2001. The Company paid all amounts due under the Mutual Release and Settlement Agreement in 2002, and no further obligations remain.

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus S.A. liable for breach, ordered Gemplus S.A. to make a provisional payment of €137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Gemplus S.A. appealed. In April 2003, the expert filed a preliminary report estimating actual damages within a range of €10,975 thousand to €14,944 thousand. Gemplus S.A. contested the expert’s preliminary report on various grounds, including absence of any substantial market for the products at issue.

In August 2003, the expert transmitted to the parties his definitive report indicating that the amount estimated by him of the plaintiffs’ damages would be in the range of €6,792 thousand to €25,100 thousand. Gemplus S.A. maintained its positions and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Based on the expert's report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay €21,952 thousand to the plaintiffs. Gemplus S.A. filed an appeal on the merits. At the further request of Gemplus S.A., on April 2, 2004, the Aix-en-Provence Court of Appeal decided to suspend the order of the Marseille Commercial Court for Gemplus S.A. to make the payment to the plaintiffs, and instead ordered Gemplus S.A. to make a cash deposit in the same amount into an escrow account by June 1, 2004, as security pending the decision on the appeal on the merits. Although there can be no assurance of how the appellate court may rule or as to the amount of damages that could be assessed, based on the Company's analysis and advice of counsel, the Company recorded a provision for this litigation of €5,200 thousand in the 2003 Consolidated Statement of Income.

F 29

As described in Note 30, the Company has taken legal action to seek repayment of the loan due by Dr. Lassus. These proceedings are currently pending, and Dr. Lassus challenges the existence of the loan and his obligation to repay. The Company bases its claims for repayment on the December 2001 agreement, as well as on numerous written confirmations from Dr. Lassus confirming the existence of the loan and his intention and ability to repay. Regardless of the outcome of these proceedings, the collection of the loan will depend on the financial strength of Dr. Lassus, which the Company believes is uncertain at this time.

On March 7, 2003, the workers’ committee of Gemplus S.A. filed an action before the Marseille Commercial Court requesting the Court to nominate an expert to analyse certain decisions allegedly taken by the management or the supervisory board of Gemplus S.A., and to prohibit Gemplus S.A. from taking or implementing certain of such alleged decisions and to appoint a Court-designated representative to monitor such requested prohibition. The purpose of these proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. On April 2, 2003, the Commercial Court appointed two experts to analyse the matter. On October 14, 2003, the experts rendered a report which found no wrongdoing or improper conduct by Gemplus S.A. or any of its affiliates. The workers’ committee of Gemplus S.A. filed an appeal of the judgment seeking to re-open and extend the proceedings to other subjects. The Company believes that the workers’ committee’s appeal is without merit.

In addition to the litigation and claims mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Contractual obligations

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as at December 31, 2003, 2002 and 2001 are described in the table below.

As at December 31, 2003, 2002, and 2001, the Company’s contractual obligations are as follows:

Schedule of payments	(in thousands of euros)

Contractual obligations
as at December 31, 2003	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Capital leases obligations	50,850	7,377	25,961	17,512
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations (1)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—
Total	146,150	90,670	34,503	20,977

(1)	including €54,500 thousand related to microprocessor chips purchase commitments.

Schedule of payments	(in thousands of euros)

Contractual obligations
as at December 31, 2002	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Capital leases obligations	60,856	8,060	29,758	23,038
Operating lease obligations	33,428	8,490	22,216	2,722
Purchase obligations (2)	39,200	39,200	—	—
Other long-term obligations	—	—	—	—
Total	133,484	55,750	51,974	25,760

(2)	including €29,700 thousand related to microprocessor chips purchase commitments.

Schedule of payments	(in thousands of euros)

Contractual obligations
as at December 31, 2001	Total	Less than 1 year	1 to 5 years	More than 5 years
Long-term debt	—	—	—	—
Capital leases obligations	44,408	6,039	23,192	15,177
Operating lease obligations	42,973	10,737	25,326	6,910
Purchase obligations (3)	34,800	34,800	—	—
Other long-term obligations	—	—	—	—
Total	122,181	51,576	48,518	22,087

(3)	including €25,000 thousand related to microprocessor chips purchase commitments.

As at December 31, 2003, 2002 and 2001, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.

Off balance sheet arrangements

The Company enters into certain off balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (presented in the tabular disclosure of contractual obligations below) and certain guarantees.

F 30

Other guarantees can be presented as follows:

(in thousands of euros)

December 31	2003	2002	2001
Performance, downpayment and bid bonds	10,817	15,752	8,705
Guarantees related to operations	6,518	9,405	4,152

Total guarantees issued by the Company	17,335	25,157	12,857

As at December 31, 2003, the amount of guarantees delivered by the Company reached €17,335 thousand and represents mainly performance bonds and bid bonds, made as part of normal operations where the Company’s customers demand such guarantees to secure the Company’s performance under contracts or tenders for business which become payable based upon non-performance of the Company.

26. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Cash paid for:
Interest	3,069	1,175	2,928
Income taxes	3,651	1,729	14,338

27. WAGES, BENEFITS AND NUMBER OF EMPLOYEES (UNAUDITED)

Wages and benefits including social security taxes amounted to approximately €277 million, €296 million, and €339 million for the years ended December 31, 2003, 2002 and 2001 respectively.

Headcount was 5,037, 5,680 and 6,721 as at December 31, 2003, 2002 and 2001 respectively.

28. RELATED PARTY TRANSACTIONS

In 2000 and 2001, one of the Company’s indirect subsidiaries granted to Dr. Lassus and Mr. Perez loans to permit them to exercise stock options. The Company forgave certain amounts of interest on these loans in 2001 and assumed the income tax liabilities resulting from such forgiveness (see Note 30).

In 2001, the Company entered into a Loan Repayment Agreement with Mr. Perez regarding the loans made to him (see Note 30).

In December 2001, the Company recorded severance expenses in the amount of €25,691 thousand due to Mr. Perez and to Dr. Lassus in connection with their resignation as Chief Executive Officer of the Company and cessation as Chairman of the Board of Directors, respectively, as described further below in Note 30.

During 2002, the Company paid amounts totaling €10,629 thousand in connection with the above resignation and cessation, respectively, of Mr. Perez and Dr. Lassus.

During 2001, the Company entered into an agreement with a service company whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002 and resigned as Chief Executive Officer of the service company effective on December 19, 2001. He remains a member of its Board of Directors and a member of our Board of Directors. In addition, Texas Pacific Group, a shareholder of the Company, is a major shareholder of the service company. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company continued to use the services of this company and the total cost recorded in its Consolidated Statement of Income in 2002 for this arrangement amounted to €1,737 thousand.

During the years 2001 and 2000, the Company had a financial consulting agreement with a firm that included an individual who served on the Company’s Board of Directors until September 2000. During 2001, the Company incurred € 319 thousand under this consulting agreement, which was terminated December 31, 2001.

F 31

During 2001, the Company reimbursed Dr. Lassus funds that he had advanced in a project involving a number of consultants who provided smart card and related business services, including services linked to card operating systems and card management systems. The funds, in the amount of €160 thousand (GBP 100 thousand), were reimbursed to Dr. Lassus in November 2001.

GemVentures 1 N.V., a wholly owned subsidiary of the Company and Dassault Multimedia S.A.S. are minority shareholders of Welcome Real Time S.A. Mr. Thierry Dassault, one of the Company’s directors, is also the President of Dassault Multimedia, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

29. SEGMENT INFORMATION

In 2001, disposed operations include the access control systems activities of the Company’s former subsidiary SkiData and the electronic smart labels solutions activities of the Company’s former Tag subsidiary, which were sold during the third quarter of 2001.

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

Telecommunications segment

The Telecommunications segment includes the Company’s wireless solutions, as well as prepaid telephone cards and other products and services.

This segregation in business segment reporting is consistent with the Company’s financial reporting structure incorporated in its management reporting. The Company’s two operating segments, the Telecommunications segment and the Financial Services and Security segment, have a different customer base, and each of them has separate financial information available. These segments are evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments and the management does not evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

F 32

The following tables present selected data for the years ended December 31, 2003, 2002 and 2001:

(in thousands of euros)

December 31	2003	2002	2001
Net sales
Telecommunications	542,534	544,471	681,933
Financial Services and Security	206,669	242,963	296,775
Disposed Operations (1)	—	—	44,278

Net sales	749,203	787,434	1,022,986

Gross profit
Telecommunications	166,776	154,526	228,814
Financial Services and Security	40,480	45,186	62,594
Disposed operations (1)	—	—	16,062

Gross profit	207,256	199,712	307,470

Research and development expenses	(69,223)	(92,240)	(112,885)
Selling and marketing expenses	(100,181)	(112,227)	(165,276)
General and administrative expenses	(77,317)	(89,896)	(110,657)
Litigation expenses	—	—	(18,120)
Management severance expenses	—	—	(25,691)
Restructuring expenses	(61,973)	(90,003)	(28,466)
Goodwill amortization and impairment	(33,051)	(47,117)	(27,162)

Operating income (loss)	(134,489)	(231,771)	(180,787)

(1): Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001.

The following is a summary of sales to external customers by geographic area for the years ended 2003, 2002 and 2001:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Americas	169,625	171,717	231,606
Europe, Middle East, Africa	407,718	416,220	473,996
Asia	171,860	199,497	273,106
Disposed operations (1)	—	—	44,278

Net sales	749,203	787,434	1,022,986

(1): Disposed operations include SkiData and Tag activities, which were sold during the third quarter of 2001, and were reported primarily in the Europe, Middle East and Africa region.

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxembourg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2003, 2002 and 2001.

30. MANAGEMENT SEVERANCE EXPENSES

In 2001, the Company recorded a total €25,691 thousand charge in its Consolidated Statement of Income with respect to the changes in its management decided at its Board meeting of December 19, 2001.

There were no accruals in 2002 or 2003 for management severance expenses relating to Messrs. Perez and Lassus.

During 2000, the Company entered into an employment agreement with Mr. Perez, its former CEO, whereby he was granted 10,247,893 free shares, 10,247,893 service options and 10,247,893 performance options. The stock options had an exercise price of €3.51 per share. In addition, one of the Company’s indirect finance subsidiaries made loans to Mr. Perez between September 2000 and March 2001 in an aggregate amount of €88.9 million. Each loan bore interest at the rate provided in Section 1274 (b) (2) (b) of the US Internal Revenue Code of 1986, which is based on the US Federal short-term rate. Therefore interest rates ranged from 5.58% to 6.4% per annum. These loans were made to allow Mr. Perez to exercise the stock options and pay the exercise price (for an aggregate amount of €71.9 million) and taxes related to the free shares (for an aggregate amount of €17.0 million).

Concurrently with the issuance of free shares and options to Mr. Perez, the Company issued 10,247,893 free shares and 20,495,786 stock options to Dr. Lassus, the founder of the Company and former Chairman of the Board of Directors. The stock options had an exercise price of €3.51 per share. In addition, one of the Company’s indirect finance subsidiaries made loans to Dr. Lassus in an aggregate amount of €71.9 million on the same interest and repayment terms as the loans to Mr. Perez. Dr. Lassus used the loan proceeds to exercise the stock options that were granted to him.

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

Mr. Perez transferred these shares pursuant to two agreements. The first agreement was signed on October 20, 2001. Mr. Perez transferred 18,574,306 shares to the Company’s indirect subsidiary, at a price of €2.79 per share, representing €51,822 thousand that was recorded in reimbursement of a portion of the loans in the same amount.

The difference between the value of the shares pursuant to the agreement (€2.79 per share) and the market closing price of the Company’s shares as at the time of the effective transfer of the shares (€3.12 per share) was reflected in shareholders’ equity, resulting in an increase of €6,130 thousand of the caption “paid-in capital”.

The second agreement was signed on December 19, 2001, at the time Mr. Perez resigned his position as President and Chief Executive Officer of the Company. Mr. Perez transferred 12,169,373 shares to the Company’s indirect subsidiary, at a price of €2.86 per share, representing the market closing price of the Company’s shares as at December 19, 2001, totaling €34,804 thousand. The difference between the fair value of the shares and the remaining loan outstanding was recorded in the Company’s Consolidated Statement of Income, resulting in a charge of €6,838 thousand.

F 33

Mr. Perez was also entitled to a tax reimbursement on the portion of the loan that was forgiven. Such reimbursement was accrued in 2001 in an amount of €6,502 thousand. In addition, Mr. Perez is entitled, pursuant to his employment agreement, to receive a severance payment, that was accrued in 2001 in an amount of €1,161 thousand. Consequently, the total charges associated with Mr. Perez’s resignation amounted to €14,501 thousand. Such amounts were paid in 2002, with the exception of an amount of €337 thousand included under the caption other current liabilities in the Company’s balance sheet as at December 31, 2002 as a reserve for the tax reimbursement (see Note 12).

On December 19, 2001, the Company’s Board of Directors accepted the cessation of Dr. Lassus as its Chairman. In accordance with an agreement signed with Dr. Lassus in 2000, the replacement of Dr. Lassus as Chairman of the Board required the Company to make a payment to Dr. Lassus in the amount of US$12 million (€13,450 thousand), such payment representing partly a severance payment (€11,190 thousand) and partly the cost of a pledge of Dr. Lassus’ 20,495,786 option shares as security for the loans (€2,260 thousand). The cost of the pledge was deferred in the balance sheet as at December 31, 2001. As discussed in Note 28 “Related party transactions”, the shares ultimately were not pledged, and therefore the cost of the pledge was charged to expenses in the Company’s 2002 Consolidated Statement of Income. The total charges for the fiscal year ended December 31, 2001 associated with Dr. Lassus’ cessation as Chairman amounted to €11,190 thousand. As disclosed in Note 14, at December 31, 2003, an amount of US$10,000 thousand (€8,001 thousand) was payable upon fulfillment of certain specific conditions pursuant to the agreement with Dr. Lassus dated December 19, 2001, including the condition of him pledging his option shares. Such conditions have not been fulfilled. In 2001, the Company also recorded a provision of €1,545 thousand in respect of a tax reimbursement liability on interest forgiven (see Note 12 and 14). As at December 31, 2003, these liabilities totaling €9,546 thousand have been reclassified to long-term liabilities (see Note 14) due to the dispute relating to their payment.

31. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(in thousands of euros, except shares and per share amounts)

Years ended December 31	2003	2002	2001
Net income (loss) in accordance with IFRS	(161,107)	(320,891)	(100,220)

Capitalized development costs	7,321	(1,803)	(3,227)
Reversal of restoration of impairment losses on long-lived assets	(2,555)	—	—
Stock options accounting	(6,399)	(2,887)	69,262
Purchase accounting	(837)	(2,351)	(8,104)
Goodwill amortization and impairment	(18,522)	49,177	—
Other differences	26	360	564
Deferred tax effect of US GAAP adjustments	393	(1,277)	1,057

Total differences between US GAAP and IFRS	(20,573)	41,219	59,552

Net income (loss) per US GAAP before change in accounting principle	(181,680)	(279,672)	(40,668)

Changes in accounting principles: Hedge accounting	—	—	(8,807)

Net income (loss) per US GAAP	(181,680)	(279,672)	(49,475)

Change in cumulative other comprehensive adjustment in accordance with IFRS	(4,001)	12,538	(4,344)
Change in effect of IFRS / US GAAP adjustments on other comprehensive income	240	(3,233)	(5,054)

Other comprehensive income (loss), net of tax	(3,761)	9,305	(9,398)

Comprehensive income (loss)	(185,441)	(270,367)	(58,873)

Net income (loss) per share before changes in accounting principles:
Basic	(0.30)	(0.46)	(0.06)
Diluted	(0.30)	(0.46)	(0.06)

Changes in accounting principles:
Basic	—	—	(0.01)
Diluted	—	—	(0.01)

Net income (loss) per share:
Basic	(0.30)	(0.46)	(0.08)
Diluted	(0.30)	(0.46)	(0.08)

Number of shares:
Basic	605,658,965	606,222,660	636,992,392
Diluted	605,658,965	606,222,660	636,992,392

F 34

(in thousands of euros)

December 31	2003	2002	2001
Shareholders’ equity in accordance with IFRS	695,012	860,451	1,167,762

Capitalized development costs	—	(7,321)	(5,518)
Reversal of restoration of impairment losses on long-lived assets	(2,555)	—	—
Non-recourse loans	(4,276)	(4,918)	(71,856)
Purchase consideration	(11,292)	(10,455)	(8,104)
Goodwill amortization and impairment	30,655	49,177	—
Effect of IFRS / US GAAP adjustments on other comprehensive income	(7,904)	(8,144)	(4,911)
Other differences	76	50	(310)
Deferred tax effect of US GAAP adjustments	363	(30)	1,224

Total difference between US GAAP and IFRS	5,067	18,359	(89,475)

Shareholders’ equity in accordance with US GAAP	700,079	878,810	1,078,287

Capitalized development costs

The Company capitalizes certain research and development costs (other than for software development) where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three years. Under US GAAP, research and development costs (other than for software development) are expensed as incurred.

Hedge accounting and financial instruments

In 2001, the Company adopted IAS 39 “Accounting for Financial Instruments” and, as a result, no reconciling item exists between IFRS and US GAAP for the accounting treatment of financial instruments and hedges.

Stock options accounting

Certain of the Company’s stock option plans (see Note 23) are treated as compensatory plans under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees’’ (APB 25) and related interpretations in accounting for its employees stock options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2003, the Company granted stock options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, which requires that the Company disclose pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the minimum value method prescribed by SFAS 123.

Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2003, 2002 and 2001, would have been as follows:

(in thousands of euros, except for net income per share)

Years ended December 31	2003	2002	2001
Net income per US GAAP:
As reported	(181,680)	(279,672)	(49,475)
Pro forma	(192,955)	(254,754)	(139,700)
Net income per share per US GAAP - Proforma:
Basic	(0.32)	(0.42)	(0.22)
Diluted	(0.32)	(0.42)	(0.22)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made during 2003, 2002 and 2001: dividend yields of 0% for all periods; annual risk-free interest rate of 2.3%, 3.3% and 4.1% for 2003, 2002 and 2001 respectively; expected volatility of 53%, 83% and 79% for 2003, 2002 and 2001 respectively; and the expected option vesting period of four years for all periods.

In 2000, the Company entered into arrangements with Mr. Perez and Dr. Lassus, whereby each was granted a certain number of free shares and a certain number of service and performance options (see Note 30). Each of the option agreements included loan provisions whereby the two individuals could obtain loans representing 100% of the option exercise price. The loans are treated for the purposes of applying variable plan

F 35

accounting as non-recourse loans at origination, and included certain prepayment features. As a result, the related amount of principal and interest to be paid on the loans was uncertain and, therefore, the ultimate option price was not determinable. Under US GAAP, when the number of shares and the option price are unknown, variable plan accounting must be followed. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the exercise price and the fair market value of the stock. This re-measurement occurs up until there is a measurement date (i.e., the date at which both the number of shares and the option or award prices are known). Both the service options and performance options granted to these individuals are accounted for under variable plan accounting when determining employee compensation expense under US GAAP. A compensation expense of €94,080 thousand was recorded in 2000 with respect to the service options and performance options granted to these individuals, which was reversed in 2001 when the fair market value of the stock went below the exercise price of the options. No compensation expense or benefit was recorded in 2002 and 2003 with respect to such issuances.

Under US GAAP, pursuant to EITF 95-16 “Accounting for Stock Compensation Arrangements with Loan Features”, the loans are presented as a reduction to shareholders’ equity, and the interest on the loans is presented as a reduction of compensation expense. The Company recorded interest with respect to these loans in the amount of €4,877 thousand in 2001 and €1,706 thousand in 2002 (net of provision). They were reflected in the Consolidated Statement of Income in interest income under IFRS and in general and administrative expenses under US GAAP.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IFRS, these considerations are treated as part of the purchase price allocation.

Goodwill amortization and impairment

On January 1, 2002 the Company adopted the provisions of the Statement of Financial Accounting Standard SFAS No 142, “Goodwill and Other Intangible Assets”, issued by the Financial Accounting Standards Board (“FASB”) in July 2001. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information”. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and be reviewed for impairment in accordance with SFAS No 144, “Accounting for the impairment or Disposal of Long-Lived Assets”, which was also adopted on January 1, 2002.

During 2002 and 2003, as a result of its adoption, the Company did not recognize amortization expense under US GAAP. The Company has reassessed the useful lives of its intangible assets and has not made any adjustment. The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. As a result of applying the provisions of SFAS 142 when performing its impairment testing, the Company recorded a goodwill impairment charge of €55,238 thousand in 2003 for US GAAP purposes. Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows. As a result, the Company recorded a goodwill impairment charge of €19,879 thousand in 2003 and €22,124 thousand in 2002 for IFRS purposes.

For the year ended December 31, 2001, the net income (loss) adjusted for effect of no amortization of goodwill is as follows:

(in thousands of euros)

Year ended December 31	2001
Net income (loss) in accordance with US GAAP	(49,475)
Goodwill amortization	27,162

Net income (loss) adjusted for effect of no amortization of goodwill	(22,313)

Adjusted net income (loss) per share
Basic	(0.04)
Diluted	(0.04)

The allocation of goodwill to the Company’s reportable segments is required for the purposes of testing goodwill for impairment under SFAS 142. This information is not required to be reflected in the Company’s segment information presented in note 29.

F 36

The allocation of goodwill to the Company’s reportable segments is as follows:

(in thousands of euros)

		Financial
		Services
	Telecommunications	and Security	Total
As at December 31, 2001	32,906	83,674	116,580

Change for acquisitions, disposals and transfers	5,511	1,093	6,604
Exchange rate differences	(384)	(1,340)	(1,724)

As at December 31, 2002	38,033	83,427	121,460

Change for acquisitions, disposals and transfers	(7,991)	3,971	(4,020)
Goodwill impairment	(28,738)	(26,500)	(55,238)
Exchange rate differences	(742)	(4,547)	(5,289)

As at December 31, 2003	562	56,351	56,913

Other comprehensive income

After implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€7,769 thousand in 2003, €8,008 thousand in 2002 and €4,712 thousand in 2001) and for the foreign currency translation adjustment effect of US GAAP adjustments (€135 thousand in 2003, €136 thousand in 2002, €199 thousand in 2001).

FASB Statement No 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

32. OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

New accounting pronouncements under US GAAP

Discussed below are certain recent significant changes to US GAAP which could affect the reconciliation.

SFAS 143

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“SFAS 145”). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 makes a

F 37

clear distinction between what constitutes a one-time benefit arrangement and what constitutes an ongoing benefit arrangement. For plans that are deemed to be ongoing benefit plans, the guidance in SFAS 112 should be followed. The guidance in SFAS 112 for ongoing benefit plans will apply to situations where there are statutory requirements for providing employee benefit arrangements. Under SFAS 112, a liability will be recorded when it is probable and reasonably estimable that a liability has been incurred. For employee termination benefits provided over and above statutory minimums that are not systematic in nature, the requirements in SFAS 146 are followed and the liability would be recorded when communication is made to employees, provided all other necessary criteria are met. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 148

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123”. SFAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock-based compensation in accordance with APB 25 and related interpretations and has applied the disclosure-only provisions of SFAS 148 in Note 31 of its Consolidated Financial Statements.

SFAS 149

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 150

In May 2003, FASB issued SFAS 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The release establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. This statement reporting requirement shall be effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this standard does not currently have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support; or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. The new requirements of this Interpretation were effective immediately for new variable interest entities (VIEs) created after January 31, 2003.

In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 “FIN 46R — Revised December 2003”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Company has performed a review of potential VIE’s and has determined that it does not have any interests in VIEs as of the issuance of

F 38

these financial statements. Adoption of FIN 46 in 2003 and the expected adoption of FIN 46R in 2004 does not currently have a material effect on its Consolidated Financial Statements.

Others

In November 2002, the FASB issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21. This guidance requires companies with deliveries that include multiple revenue generating activities to separately value the revenues related to each element of the process and provides guidance on when and how to account for such arrangements. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In May 2003, the EITF reached a consensus on EITF 01-8, “Determining whether an arrangement contains a lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether or not an arrangement contains a lease within the scope of SFAS 13, “Accounting for leases”, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. Purchaser’s arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of lease terms and future minimum lease commitments. This consensus is effective prospectively for contracts entered into or significantly modified after July 1, 2003. The adoption of this EITF does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

Income taxes

The components of income (loss) before income tax are as follows:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Domestic(1)	14,195	10,299	(1,436)
Foreign	(160,629)	(322,067)	(112,968)

Income (loss) before tax	(146,434)	(311,768)	(114,404)

(1) Luxembourg

Presentation of the Consolidated Statement of Income

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP. Consequently, goodwill amortization and impairment no longer represents a presentation difference between operating income (loss) under IFRS and operating income (loss) under US GAAP.

The operating income (loss) would have been as follows under US GAAP:

(in thousands of euros)

Years ended December 31	2003	2002	2001
Operating income (loss) per IFRS	(134,489)	(231,771)	(180,787)

Goodwill amortization and impairment on consolidated subsidiaries	(18,237)	47,117	—
Provision for a loan to the former Chairman of the Board	—	(67,582)	—
Purchase consideration	(837)	(2,351)	(8,104)
Capitalized development costs	7,321	(1,803)	(3,227)
Share options accounting	(6,399)	(2,887)	69,262
Interests accrued on loans related to stock options	—	1,706	4,877
Other differences	26	360	564

Operating income (loss) per US GAAP	(152,615)	(257,211)	(117,415)

F 39