Form 20-F/A
period 2003-12-31
GEMPLUS INTERNATIONAL SA
filed 2005-04-18
CIK 1128749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

          Ordinary Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

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

EXPLANATORY NOTE

     This amendment to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 is being filed solely to include Exhibit No. 10, which sets forth disclosure relating to the exemptions granted to the Company from certain rules of the Nasdaq Stock Market, Inc.

Item 19. Exhibits
SIGNATURE
EX-10: LIST OF NASDAQ MARKETPLACE RULE EXEMPTIONS
EX-12.3: CERTIFICATION
EX-12.4: CERTIFICATION

Item 19. Exhibits

List of Exhibits

1.	Updated and consolidated Articles of Incorporation of Gemplus International S.A. as amended to date (English translation included).*

2.	Deposit Agreement, Supplemental agreement to Deposit Agreement and Termination Letter to Citibank, N.A., incorporated by reference to the Form F-6 dated February 28, 2003.*

4.1	Employment Agreement among Gemplus International S.A., Gemplus Corp., Gemplus Management & Trading SA and Alex Mandl dated August 29, 2002, incorporated by reference to the 20-F dated July 15, 2003.*

4.2	Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003, incorporated by reference to the 20-F dated July 15, 2003.*

4.3	Amendment dated February 1, 2004, to the Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003.*

8.	List of significant subsidiaries.*

10.	List of Nasdaq Marketplace Rule Exemptions.***

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. **

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**

12.3	Certification by Chief Executive Officer with respect to this amendment to Form 20-F.***

12.4	Certification by Chief Financial Officer with respect to this amendment to Form 20-F.***

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

99.1	Consent from PricewaterhouseCoopers.**

*	Incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on June 30, 2004.

**	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on June 30, 2004.

***	Filed herewith.

SIGNATURE

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 on its behalf.

Date: April 18, 2005

GEMPLUS INTERNATIONAL S.A.
By:	/s/ Frans Spaargaren
Frans Spaargaren
Chief Financial Officer