Form 20-F
period 2004-12-31
GEMPLUS INTERNATIONAL SA
filed 2005-06-30
CIK 1128749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 0-31052

Gemplus International S.A.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a Avenue J.F. Kennedy

L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

     Ordinary Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     607,582,003                    Ordinary Shares, without par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☑ Item 18

1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this Annual Report constitute forward-looking statements. These statements relate to future events or our future financial performance and involve assumptions, known and unknown risks, uncertainties and other factors that may cause our or our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “will,” “intend,” “seek,” “predicts,” “potential,” or “continue” or similar expressions or the negative of such terms. These statements are only predictions. Actual events or results may differ materially.

     The assumptions, risks and uncertainties involved in forward-looking statements include without limitation: economic, competitive and technological factors affecting markets, services, and prices; changes in spending on technology and technology upgrades; the extent and timing of growth in the telecommunications industry; continued demand for our products and services; the development of new markets for our products and services; chip card technology being adopted in wireless transmission standards and other technology standards; political, regulatory and commercial risks inherent in international operations, including the risk of currency exchange rate fluctuations; and general economic and business conditions in various regions of the world.

     Although we believe that the assumptions on which our forward-looking statements are based are reasonable in light of available information, any of those assumptions could prove to be inaccurate, and we cannot guarantee future results, events, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this Annual Report include, but are not limited to, the risk factors set forth under “Item 3. Key Information — Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and other factors found elsewhere in this Annual Report.

     You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that, as a result of fulfilling our disclosure obligations under applicable securities laws and regulations, we determine that such an update is necessary.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below has been derived from, and is qualified in its entirety by reference to our audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB). These standards differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Note 39 to our audited Consolidated Financial Statements describes the principal differences between IFRS and U.S. GAAP as they relate to us, and reconciles our net income and shareholders’ equity to U.S. GAAP.

     Selected consolidated financial data below is in accordance with IFRS except as otherwise stated. Information indicated as restated for 2003 and previous years has been prepared following the adoption of International Accounting Standard 1 (Revised 2003) (see Note 2.23 to our Consolidated Financial Statements).

	Year ended as at December 31,
	2000	2001	2002	2003
	(Restated)	(Restated)	(Restated)	(Restated)	2004
	€	€	€	€	€	$ (1)
	in millions, except per share amounts or as otherwise stated
INCOME STATEMENT DATA:
Net sales	1,205	1,023	787	749	865	1,068
Cost of sales	(751)	(716)	(587)	(542)	(595)	(735)
Gross profit	454	307	200	207	270	333
Research and development expenses	(91)	(113)	(92)	(69)	(63)	(78)
Reversal of research credit allowance	12	—	—	—	—	—
Selling and marketing expenses	(158)	(165)	(113)	(100)	(101)	(125)
General and administrative expenses	(90)	(111)	(90)	(77)	(64)	(79)
Litigation expenses	—	(18)	—	—	—	—
Management severance expenses	—	(26)	—	—	—	—
Restructuring expenses	—	(28)	(90)	(62)	(8)	(10)
Other non-operating income (expense), net	—	—	—	1	—	—
Goodwill amortization and impairment	(11)	(27)	(47)	(33)	(8)	(10)

	Year ended as at December 31,
	2000	2001	2002	2003
	(Restated)	(Restated)	(Restated)	(Restated)	2004
	€	€	€	€	€	$ (1)
	in millions, except per share amounts or as otherwise stated
Operating income (loss)	116	(181)	(232)	(134)	26	32
Financial income	21	28	20	10	8	10
Financial expense	(9)	(8)	(71)	(2)	(2)	(2)

Share of profit (loss) of associates	(4)	(4)	(3)	(8)	(6)	(8)
Other non-operating income (expense), net	14	55	(22)	(11)	(7)	(9)
Income (loss) before taxes	138	(110)	(308)	(144)	19	23
Income tax benefit (expense)	(30)	14	(9)	(15)	(13)	(16)
Net income (loss)	108	(96)	(317)	(159)	6	7
Attributable to:
Equity holders	99	(100)	(321)	(161)	5	6
Minority interest	9	4	4	2	1	1
Net income (loss) per share attributable to equity holders(2)
- Basic	0.20	(0.16)	(0.53)	(0.27)	0.01	0.01
- Diluted	0.18	(0.16)	(0.53)	(0.27)	0.01	0.01

	Year ended as at December 31,
	2000	2001	2002	2003
	(Restated)	(Restated)	(Restated)	(Restated)	2004
	€	€	€	€	€	$ (1)
	in millions, except per share amounts or as otherwise stated
Operating income (loss) under U.S. GAAP	(111)	(117)	(257)	(154)	27	33
- Net income (loss) under U.S. GAAP	(123)	(49)	(280)	(182)	8	10
- Net income (loss) per share under U.S. GAAP(2)
- Basic	(0.25)	(0.08)	(0.46)	(0.30)	0.01	0.01
- Diluted	(0.25)	(0.08)	(0.46)	(0.30)	0.01	0.01
OTHER DATA:
Adjusted EBITDA(3)	195	(60)	(98)	(39)	83	102
Net cash from (used for) operating activities	69	(23)	(63)	(10)	27	33
Net cash (used for) investing activities	(266)	(65)	(47)	(17)	(26)	(32)
Net cash from (used for) financing activities	818	(35)	4	(6)	(3)	(4)
BALANCE SHEET DATA:
Cash and cash equivalents	636	491	417	391	388	479
Trade accounts receivable, net	311	189	145	155	149	184
Inventory, net	174	140	97	99	116	143
Derivative financial instruments	23	(5)	10	16	33	41
Other current receivables	74	104	83	67	66	81
Total assets	1,909	1,531	1,218	1,053	1,025	1,265
Long-term debt, less current portion	6	—	—	—	—	—
Minority interest	17	17	15	12	11	14
Equity attributable to equity holders	1,385	1,168	860	695	711	878
Total assets under U.S. GAAP	1,767	1,441	1,234	1,061	1,039	1,283
Shareholders’ equity under U.S. GAAP	1,243	1,078	879	700	726	896

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate (as defined below in the section “Exchange Rate Information and The European Monetary System”) on May 31, 2005, of U.S. $1.00 = € 0.81.

(2)	Basic net income per share attributable to our equity holders under IFRS and U.S. GAAP is calculated by dividing net income attributable to our equity holders by the weighted average number of our ordinary shares outstanding during each period, in each case adjusted for a fifty-for-one share split that took place on June 21, 2000. The weighted average number of shares used in calculating the basic net income per share was 497,523,946, 636,992,392, 606,222,660, 605,658,965 and 606,672,060 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. Diluted net income per share attributable to our equity holders under IFRS and U.S. GAAP is calculated in the same manner as basic net income per share, except that the dilutive effect of the exercise of our outstanding share options and warrants is included in the determination of the weighted average number of shares outstanding for each period. The weighted average number of shares used in calculating the diluted net income per share was 539,256,206, 636,992,392, 606,222,660, 605,658,965 and 619,022,472 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004.

(3)	Adjusted EBITDA is defined as earnings attributable to our equity holders before interest expense (net of interest income), provision for income taxes and depreciation and amortization expense. We believe that Adjusted EBITDA is a useful indicator of operational strength and performance of our business. However, Adjusted EBITDA is not a measurement of operating performance calculated in accordance with either IFRS or U.S. GAAP, and therefore should not be considered a substitute for operating income or net income as a measure of profitability, or a substitute for cash flows from operating activities as a measure of liquidity, in each case determined in accordance with IFRS or U.S. GAAP. Because all companies do not calculate EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to similarly titled measures provided by other companies.

     The reconciliation of Adjusted EBITDA with operating income is as follows:

	2000	2001	2002	2003
	(Restated)	(Restated)	(Restated)	(Restated)	2004
	€	€	€	€	€	$ (1)
	in millions
Operating income (loss)	116	(181)	(232)	(134)	26	32
Depreciation, amortization and impairment	79	121	134	95	57	70

Adjusted EBITDA	195	(60)	(98)	(39)	83	102

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate on May 31, 2005, of U.S. $1.00 = € 0.81.

     Exchange Rate Information and The European Monetary System

     For your convenience, this Annual Report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, U.S. dollar amounts have been translated from euros at the rate of U.S. $1.00 = € 0.81, the Noon Buying Rate for the euro on May 31, 2005. The “Noon Buying Rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate, and you should not assume that they could have been converted at that or any other rate.

     Fluctuations in the exchange rate between the euro and the U.S. dollar may affect the U.S. dollar price of our American Depositary Shares (ADSs) on the NASDAQ.

     The following table shows the euro/U.S. dollar exchange rates based on the Noon Buying Rate expressed in euros per U.S. dollar for the periods indicated.

	Euros
	Period-	Average
	end Rate	Rate	High	Low
2000	1.07	1.08	1.21	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.88	0.97	0.79
2004 (full year)	0.74	0.80	0.85	0.73
2004
December	0.74	0.75	0.76	0.73
2005
January	0.77	0.76	0.77	0.74
February	0.75	0.77	0.78	0.75
March	0.77	0.76	0.78	0.74
April	0.77	0.77	0.78	0.76
May	0.81	0.79	0.81	0.77

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.

RISK FACTORS

Risks Related to Our Business

Slow growth or downturns in the wireless communications industry may adversely affect our business.

     Our business is significantly affected by trends in the wireless communications industry because a substantial portion of our revenues is derived from sales of wireless products and services. In 2004, sales of wireless products and services accounted for approximately 74% of our revenues, as compared to 72% in 2003. The wireless communications industry experienced positive growth in 2004 as demand for wireless products and services increased. There can be no assurance that this growth will continue, or that the wireless communications industry will not experience dramatic downturns similar to those that occurred in the years 2001 and 2002.

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

     Many of the markets that we target for our future growth are currently small or non-existent and need to develop for us to achieve our growth objectives. If some or all of these markets do not develop, or if they develop more slowly than we anticipate, then our business may be adversely affected. For example:

•	We are seeking to take advantage of the development of new markets for wireless communications products and services, including mobile commerce, mobile banking and mobile Internet services. These markets are still just starting to develop.

•	We are developing chip card products and services for the financial services market. Chip card technology has not yet been widely adopted by the financial services industry outside of France, Germany and the United Kingdom, largely due to the cost of building the necessary infrastructure, the need for more internationally compatible standards and the relatively limited capabilities of all but the newest chip cards.

•	We are investing in identification and security networks products and services, but so far we have not deployed these products and services on a widespread basis internationally. Some of our businesses in these markets remain in early-stage operations, and we do not know whether or when these businesses will be significantly profitable.

Our success depends upon recruiting and retaining key personnel.

     Our products, services and technologies are complex, and our future growth and success depend to a significant extent on the skills of capable engineers, operators, managers and other key personnel. Maintaining our know-how, and the continued re-training of currently competent personnel, are also necessary to maintain an appropriate level of innovation and technological advancement. The ability to recruit, retain and develop quality personnel is a critical success factor for us.

     We believe that having stable management is important to our success. In 2001 and 2002 we had significant changes in our senior management, and although we do not expect similar changes to occur in the near term, we cannot be assured that such changes will not occur and adversely affect our business. Improvements in our performance and operations depend significantly on the success of the management team.

Our restructuring and repositioning strategies, or our implementation of those strategies, may fail to provide lasting positive results.

     We implemented three separate restructuring plans in 2001 and 2002. These plans were adopted to address the effects on our business of the global slowdown in the wireless communications industry. The slowdown led to a decline in sales of our wireless products and services in 2001 and 2002 and an increase in our operating losses in those years. While implementation of these plans resulted in reduced operating costs in 2004, as compared to 2003, if we are not able to maintain the reduction in our operating costs or increase our productivity because our restructuring plans do not continue to provide the results that we expect, or are not implemented adequately, we may experience losses and difficulties in growing our business.

Chip card technology may not be adopted in new standards for the markets that we target, such that we may lose some of our existing customers or not be able to obtain new customers.

     Our ability to grow depends significantly on whether government and industry organizations adopt chip card technology as part of their new technology standards. If these entities do not adopt chip card technology, we might not be able to succeed in some of the new markets we are targeting, or we may lose our existing customers.

     In order for us to achieve our growth objectives, chip card technology must be adopted in a variety of areas, including in:

•	certain wireless communication devices and networks that are currently not equipped to use chip cards;

•	bank credit and debit card systems, which in most countries still use magnetic stripe cards as their primary technology;

•	computer equipment, which must include chip card readers as standard equipment if the use of chip cards for

Internet and other applications is to become common;

•	digital signature information technology security systems; and

•	identity card programs.

     The decisions of standard setting bodies that may decide whether to adopt chip card technology are likely to be based on factors such as:

•	the cost of adopting chip card technology relative to alternatives;

•	the degree of security provided by chip card technology relative to alternatives;

•	the development of competing technologies to provide security and premium value services;

•	the relative ease of implementing chip card technology; and

•	whether chip card technology becomes generally accepted by businesses and consumers.

     Most of our products are subject to competition from other technologies. These technologies include magnetic stripe payment cards, non-chip based authentication, certain wireless standards that do not incorporate a SIM card into the network architecture, and non-portable security devices built into PC motherboards. We believe the chip card has certain advantages, although there may be viable alternatives to our products.

We may need to further develop our position as a provider of software and services to earn higher margins from our technology.

     The development of sophisticated operating systems and applications can represent both a potentially high-margin business and a key driver of more advanced, higher-margin chip card sales. Although we have had some successes positioning ourselves as a provider of services and systems, we cannot be assured that we will be successful in developing a profitable business line, or that we will be able to capture a significant share of the market for the sophisticated services and systems that we believe are likely to produce more attractive margins in the future.

We may fail to manage optimally our inventories of microcontroller chips or suffer disruptions in our supply chain.

     Our technology is based principally on microcontroller chips. The wireless communications industry has been volatile in recent years, experiencing rapid growth in 2000, a downturn in 2001 and 2002, signs of growth in 2003 and improved growth in 2004. We have had periods of difficulty managing our inventory levels of microcontroller chips. Failures to manage our inventory can cause us to lose business to competitors, and have lower margins on existing sales. Managing our inventory levels is made more difficult by the fact that the lead-times for the procurement of semiconductors is significant compared to the volatility of demand from our customers. Although in 2004 we managed our inventory at more acceptable levels, managing our inventory supply in the future, particularly if the industry undergoes significant and rapid change, will remain a challenge to our procurement strategy.

     In addition, if the wireless communications industry experiences a sudden upturn, with significant levels of growth in the near future, we will need to secure adequate supplies of microcontroller chips to expand our production. If we are not able to secure these supplies, or experience supply problems with the newest generation of microcontroller chips that generate our highest margins, we may record lower revenues and profits and lose market share to competitors that have secured adequate chip supplies. There may be supply limitations in the future that could negatively affect our ability to procure microcontroller chips.

     Until 1999, STMicroelectronics and Infineon were the only two major silicon suppliers for the chip card industry, covering roughly 90% of market needs. Since 2000, we have invested in a multi-sourcing program to enlarge our supplier base.

     In 2004, we purchased approximately 90% of our microcontroller chips from three suppliers. While there are several chip suppliers in the market, the failure by one or more of our main suppliers to continue to meet our needs could have a material adverse affect on our business. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips and Samsung.

If we are unable to keep up with rapid changes in chip card technology, our existing products and services may no longer be competitive or could become obsolete.

     The market for our products and services is marked by rapid technological change because of frequent new product introductions and chip card technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we need to continually enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to chip card technology and to satisfy the increasingly sophisticated requirements of our customers. Any delays in developing and releasing enhanced or new products and services, or in keeping pace with continuous technological change, may cause us to lose our existing customer base or prevent us from expanding it, which could adversely affect our business.

     The process of developing our products and services is highly complex and requires significant continuing development efforts and investments. Our investments in research and development have been considerable, and while they have declined in recent years, they may need to increase. These expenses may adversely affect our operating results and financial condition.

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

     In addition to general economic factors and factors that affect companies generally, a number of factors specific to us are likely to cause quarterly variations, including:

•	the mix of products and services that we are able to sell, including in particular, whether we are able to increase the sales of our higher margin product and services, such as those we sell in the wireless communications market;

•	the geographical mix of our sales, including the relative extent of our growth in countries where our products and services are sold at the most attractive prices;

•	costs related to possible acquisitions of technology or businesses, including costs related to the integration of acquired businesses into our operations; and

•	the level of success we achieve in maintaining and enhancing existing relationships and developing new relationships with strategic partners, including third party software developers, systems integrators and other implementation partners.

     In prior years, we experienced seasonal fluctuations in our operating results but cannot be sure such fluctuations will continue in the same or another pattern in the future.

The period between our initial contact with a potential customer and the sale of our products or services to that customer tends to be long and may be subject to delays which may have a negative affect on our revenues.

     The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have a negative effect on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer’s decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources, however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.

If our products contain defects or if we make errors in providing services, we could lose customers and revenues and become subject to costly claims.

     Complex chip card products such as ours can contain errors and defects, particularly when first introduced or when new versions or enhancements are released. Similarly, our services can involve decisions that result in our customers making significant investments and changes to their business organizations or processes. Serious defects or errors in our products or services could result in lost revenues or a delay in market acceptance, would be detrimental to our reputation and could cause us to lose existing customers or prevent us from securing new ones, which would harm our business, operating results and financial condition.

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

     We have established strategic relationships, including joint ventures with telecommunications carriers, third party software developers, financial institutions and several government agencies and organizations.

     These relationships expose our products and services to potential customers to whom we may not otherwise have access. In addition, these relationships provide us with insights into new technology and with access to third-party service providers that our customers can use for implementation assistance. These entities are not always obligated to continue their business relations with us. These business relations could be terminated, and they may either work instead with our competitors or become new competitors of ours. If our strategic relationships or joint ventures are terminated, we might lose important sales and marketing opportunities.

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

     Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful, which could result in costly judgments, license fees or injunctions. Any loss of or inability to protect intellectual property in our technology could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in the European Union or the United States. Our means of protecting our intellectual property rights in the European Union, the United States or any other country in which we operate, may not be adequate to fully protect our intellectual property rights.

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

     Many of our products integrate third-party technologies that we license or otherwise obtain the right to use, including:

•	software relating to chip card operating systems;

•	security and cryptographic technology for chip card operating systems, which help prevent unauthorized parties from accessing with or tampering information; and

•	public key infrastructure technology that is used for Internet transactions and identification in corporate security networks.

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

     To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the currencies. A substantial part of our expenses is in euros, while a significant amount of our sales is in U.S. dollars and other currencies. The U.S. dollar, and currencies whose exchange rates are tied to the U.S. dollar, have experienced a decline in the recent past. Although our general policy is to hedge against much of our currency fluctuation risks, given the volatility of currency exchange rates and the costs of hedging against them, there is no assurance that we will be able to manage effectively these risks.

     Furthermore, our regional businesses are subject to cyclical fluctuations in the economies in which they operate. Any of the risks above could adversely affect our results of operations.

     In 2004, we earned 6% of our revenues in China, and we expect to continue to earn a material portion of our revenues in China. Conducting business and manufacturing activities in China is subject to special risks that may not arise in other countries, including:

•	the possible failure to adopt, or the adoption of inconsistent or ineffectual, market-oriented economic reforms by the government;

•	uncertainties regarding the interpretation and enforcement of laws and regulations; and

•	the devaluation of the local currency or the imposition of restrictions on currency conversion or expatriation of profits.

We operate in many jurisdictions with highly complex and variable tax regimes, and changes in tax rules and the outcome of tax assessments and audits could cause a material effect on our financial results.

     We operate in many jurisdictions with highly complex and variable tax regimes. Changes in tax rules and the outcome of tax assessments and audits could have a material effect on our financial results. The tax rates that we are subject to are variable. Our effective tax rate in any jurisdiction may depend on changes in our level of operating profit or in the applicable rate of taxation there, as well as on changes in estimated tax provisions due to new events. We currently enjoy tax benefits in certain jurisdictions. These benefits may not be available in the future due to changes in the relevant tax rules, which could cause our effective tax rate to increase in the future.

Future acquisitions may adversely affect our business.

     Our strategy to achieve growth may lead us to make significant acquisitions of businesses that we believe to be complementary to our own. Our strategy also depends in part on our ability to identify suitable acquisition targets, finance their acquisitions and obtain required regulatory and other approvals. Future acquisitions may require us to use significant financial resources, to make potentially dilutive issuances of our equity securities, to incur debt and to incur impairments related to goodwill and other intangible assets. Acquisitions involve numerous other risks, including difficulties in integrating the operations, technologies and products acquired and the employees of the acquired businesses, the diversion of management’s attention from other business concerns, the risk of entering geographic markets in which we have little or no prior experience, and the potential loss of key employees of acquired businesses.

We face risks relating to certain partnerships, joint ventures and subsidiaries that we do not control.

     Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or in which we have minority interest, such as in certain joint ventures. Under the governing documents or agreements for these entities, certain key matters such as the approval of business plans require the agreement of our partners and, in some cases, decisions regarding these matters may be made without our approval. There is also a risk of disagreement or deadlock among the stakeholders of jointly controlled entities and that decisions contrary to our interests will be made. These factors could affect our ability to pursue our stated strategies with respect to those entities or have a material adverse effect on our results or financial condition.

Our operating results can vary significantly due to impairment of goodwill and other intangible assets arising from acquisitions, as well as to impairment of assets due to changes in the business environment.

As of December 31, 2004, the value reported on our Consolidated Balance Sheet for goodwill was € 28.2 million, net of amortization (December 31, 2003: € 37.7 million, December 31, 2002: € 73.2 million). Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in our industry, our future cash flows may not support the value of goodwill and other intangibles in our balance sheet. We are required to regularly test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment in our statement of income if the carrying value in our balance sheet is in excess of the fair value. The amount of any potential impairment is not necessarily predictable since it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse effect on our results of operations.

Changes in International Financial Reporting Standards could affect our reported results.

     We have been preparing our consolidated financial statements and reporting our results in accordance with International Financial Reporting Standards (“IFRS”) since 2000. Some changes in IFRS may have a significant impact on our reported operating results.

     The International Accounting Standards Board regularly revises current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules. It is not possible to predict the effect on our reported results of any such changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.

Risks Related to Our Industry

Our markets are highly competitive and competition could harm our ability to sell products and services and could reduce our margins and market share.

     The market for chip card products and services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows and as some chip card technology matures. Intense competition has led to increased pricing pressures on our products which, in turn, has resulted in lower price margins on those products. We may not be able to compete successfully against current or future competitors, or may not be able to make a profit at the prices we would need to sell products to be competitive. The competitive pressures facing us may harm our business, operating results and financial condition.

     Our current principal competitors include chip card product and service providers such as Axalto, Giesecke & Devrient, Oberthur Card Systems, Orga Kartensysteme and Incard. There have also been new entrants into the industry with low-cost operating models, especially in China, with aggressive pricing policies that are threatening our market share and our profitability. As the market for chip card products and services in the wireless, financial services and Internet security industries grows, and as these markets converge, we may experience additional competition from companies that are currently our suppliers, customers and strategic partners, including:

•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as Entrust, RSA and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	microcontroller chip manufacturers, such as STMicroelectronics, Infineon, Philips, Atmel, Renesas, Samsung and Sony; and

•	wireless infrastructure software providers, such as SmartTrust.

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

     Our growth may suffer if wireless devices do not become a widely used method of accessing the Internet for commercial transactions.

     The acceptance and use of wireless communications networks for Internet commerce, mobile banking and mobile commerce could be limited by a number of factors, including:

•	inadequate development of the necessary network infrastructure;

•	inconsistent quality of service;

•	excessive cost of high-speed service;

•	concerns about transaction security and fraud or theft of stored data and information communicated over wireless communications networks;

•	increased government regulation and the taxation of transactions conducted over wireless communications networks; and

•	delays in development or adoption of new standards or protocols to handle increased levels of activity on wireless communication networks.

     In addition, companies and government agencies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt new methods.

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

     As Internet and mobile commerce evolve, we expect that various governmental entities will enact or revise laws, rules and regulations covering issues such as user privacy, consumer fraud, pricing, content and quality of products and services and the use of cryptography. Such laws, rules or regulations may increase the costs or administrative burdens of doing business using the Internet and wireless communications networks and may cause companies to seek alternative means of transacting business in those countries. The limitations on the use and transfer of cryptography and the enactment of laws increasing the cost or burdens of using the Internet or wireless communications would limit the market for our products and services which could have an adverse effect on our business, financial condition and operations.

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

     If an insufficient number of applications rely on the chip cards, chip cards risk having their role reduced to that of simple identity tokens, providing limited additional value. In these circumstances, the value of chip cards would not grow, which could materially adversely affect our business, operating results and financial condition.

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

     If we are unable to meet the continued listing standards of the exchanges or quotation systems on which our securities trade, or if remaining as a publicly listed company is not considered economically justified, we may delist and investors may not be able to resell their shares or ADSs easily.

Because several of our shareholders own a large percentage of our voting stock, other shareholders’ effective voting power may be limited.

     As of April 26, 2005, to our company’s knowledge, our executive officers, directors and their affiliates beneficially owned or controlled approximately 0.26% of our shares (excluding shares held by Texas Pacific Group and its affiliates and members of the Quandt family) and had options to acquire approximately an additional 3.41% of our shares on a fully diluted basis. As of April 26, 2005, Texas Pacific Group, members of the Quandt family, and Groupe Industriel Marcel Dassault owned or controlled approximately 26.17%, 18.97% and 5.25%of our shares, respectively, or approximately 23.34%, 16.92% and 4.69% on a fully diluted basis, respectively. If some or all of such persons act together, they have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This potential concentration of control can affect the value of our traded securities or limit the effective voting power of small shareholders.

If we are deemed a passive foreign investment company, certain unfavorable U.S. tax rules may apply.

     Recent increases in our market capitalization have reduced the risk that comparatively minor changes in our assets or share price could result in our becoming a “passive foreign investment company” or “PFIC” for U.S. tax purposes for reasons outside our control. If there is a decline in our market capitalization in the future, this risk could become more significant. Certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs for even a single year. See “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations”.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     We started our operations in 1988 as a major supplier of prepaid phonecards. Because of our strength in the prepaid phonecard market during the 1990s, we developed strong ties with the telecommunications industry and, as a result, we helped pioneer the development of chip card technology for wireless communications.

     Prior to 1999, our business was conducted through a French limited partnership known as Gemplus S.C.A. In December 1999, we merged Gemplus Associates, the general partner of Gemplus S.C.A, into Gemplus SCA and transformed the surviving entity into a French corporation, Gemplus S.A. In February 2000, we reorganized our corporate structure, creating a new holding company, Gemplus International S.A., a Luxembourg corporation. The shareholders of Gemplus S.A. contributed to Gemplus International S.A. substantially all of the shares of Gemplus S.A. in exchange for shares of our capital stock. As a result of these transactions, as of December 31, 2004, our company held 99.49% of the outstanding shares of Gemplus S.A.

     Texas Pacific Group became a shareholder of our company at the time of its equity contribution in February 2000. In December 2000, we completed an initial public offering of our capital stock, in the form of ordinary shares and ADSs. In 2004, we completed the planned reorganization of our corporate structure by transferring most of the subsidiaries of Gemplus S.A. to Gemplus International S.A. In April 2005, we purchased Setec OY, a company headquartered in Finland that, among other things, supplies conventional and electronic travel passports to various governments and products involving secure printing.

     Our company is organized under the laws of the Grand Duchy of Luxembourg and is registered with the Commerce and Companies Registry under No. B73145. Our registered office is located at 46a Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, telephone +352.26.005.226. Our website address is www.gemplus.com. The information on our web site is not incorporated by reference into this Annual Report.

Capital Expenditures and Divestitures

     The following table sets forth our capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2004.

	Year ended December 31,
	2002	2003	2004
	(millions of euros)
Research and development equipment	1.8	1.2	1.0
Manufacturing	12.1	9.4	13.3
Buildings	17.7	3.1	5.8
Other	0.3	1.5	2.8

Total capital expenditures	31.9	15.2	22.9

     In 2004 and 2003, we continued to execute a restructuring and rationalization program that we commenced in 2002. This program includes the rationalization of our office facilities on a worldwide basis. The capital expenditures relating to manufacturing in 2004 were made in almost all of our plants, and were focused on increasing our capacity to make SIM cards for our wireless activities. In 2002 we made a capital expenditure of € 17.7 million related to constructing a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction.

     We plan to internally fund our capital expenditures, and have budgeted capital expenditures of approximately € 25 million, for the year ending December 31, 2005. Of that amount, we anticipate incurring approximately: € 17.4 million mainly for new equipment for product assembly, plastic lamination and printing, micro-module embeding and personalization for SIM cards; € 3.0 million for improvements in our management information systems, including in a personal computer replacement program; € 2.9 million on our facilities; and € 1.7 million mainly relating to IT hardware for research and development.

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

     In 2004, we reported our results in three main business segments:

•	Telecommunications, which includes our wireless products such as subscriber identification modules (SIMs), related software and services, and prepaid phonecards for fixed telephony operators;

•	Financial Services, which focuses on applications for the financial services sector to facilitate secure transactions within a variety of systems; and

•	Identity and Security, which includes systems and services based on chip card technology in areas such as national ID, healthcare, drivers’ licenses, car registration, passport and visa, e-government secured services, physical and logical access control as well as chip card readers and interfacing technologies.

     We started reporting in three business segments on January 1, 2004. See “Item 5. Operating and Financial Review and Prospects — Recent Developments” for a description of business segment reporting, and Note 32.1 to our Consolidated Financial Statements.

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

     Within our Financial Services segments, our chip card products and services are used by financial, retail, and other businesses to provide a wide array of services, and to manage customer relationships. In the financial services market, for example, banks can issue credit and debit cards with embedded chips to reduce fraud and to provide their cardholders with premium services and retail applications (e.g., applications that store cash values that can be used to make purchases) which applications can be transacted in person or on-line.

     Within our Identity and Security segment, our products and services are used by private and public entities to provide secure access to restricted facilities and computer networks through the use of chip cards, software and related products and services. We also deliver chip card-based identity solutions to national and local governments to enhance identification processes among their residents by using chip cards for a range of identity applications, including in the areas of border control, drivers’ licenses, vehicle registration and health care. In addition, we offer contactless electronic passport technology for biometric authentication at national border controls.

     In all our businesses we provide a range of software and services that allow our customers to implement and manage sophisticated systems. Our software includes card management systems that allow our customers to manage card issuance, update data, download applications and obtain user information. Our services include customization, technical support, consulting, system design and integration and system operation. Many chip card sales are combined and priced or sold together with sales of these services and software for customers within the applicable reporting segment, and therefore we do not separately report these sales. See Note 32.1 to our Consolidated Financial Statements.

     We also provide non-chip card products and services in other areas that are related to our chip card businesses, such as magnetic stripe payment cards for banks and card-based transportation access products that operate in conjunction with authentication and non-repudiation software. In addition, we provide chip card readers and other devices, including reader chipsets for use by third party manufacturers.

Our Strategy

     We are pursuing our objectives of expanding and enabling the market for safe electronic services involving our products, including services delivered through wireless or fixed wire networks, while increasing the use of widely-held, portable, secure and personalizable devices.

     Our strategy for attaining these objectives is to be a leading provider of chip cards and related products, and of applications and services that operate using chip cards and other devices with embedded microcontrollers. We hope to grow our core businesses, while continuing to enhance our profitability. Simultaneously, we seek to establish stronger positions in promising new markets for the use of chip cards and related software such as in identity and corporate security markets.

Achieving and maintaining profitable growth by following through on our restructuring and efficiency initiatives, and gaining momentum through innovation and continued cost control

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

Getting closer to our customers

     We are continuing to strengthen our regional structures in order to improve our customer responsiveness worldwide. We believe that improved regional sales and sales support functions will enhance our customer relationships by combining the ability to design and deliver complex high-end solutions using our products and services with support from local offices and direct supply chain management on commodities.

Technology Overview

Chip Card Technology

     Our products and services are part of a class of technology that involves small modules or cards with embedded electronic chips, known as chip cards or “smart” cards. Chip card technology has evolved significantly since chip cards were first introduced in the 1970s. Since our inception in 1988, we have played, and continue to play, an important role in the evolution of chip cards and related applications.

     There are two major categories of chip cards:

•	Memory cards containing chips that provide only secure storage of data can be modified at a special terminal. Memory cards are used for single applications that do not require sophisticated data processing functions, such as prepaid phonecards and certain loyalty cards.

•	Microcontroller cards containing chips that are capable of storing and processing data like a miniature computer, can transfer processed data to a network and run software programs or applets that interact remotely with server-based applications. The most sophisticated new chip cards, such as subscriber identification modules (SIMs) used in wireless communications, are all microcontroller cards.

     Chip card technology is developing rapidly as the capability of microcontroller chips to conduct sophisticated operations expands. Some of the most important recent technological developments in chip card technology include:

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

improving ease of use and programming time. In addition, microcontroller chips based on open operating systems are interoperable with more systems. This means that software programmers can create new applications based on a standard language or protocol, which can be used to provide services through the chip cards of different manufacturers. The most widely used open platforms today are based on Java Card technology, a software API specification for chip cards based on technology from Sun Microsystems.

•	The development of sophisticated card management software for chip cards to help card issuers take advantage of new chip card capabilities by enabling the issuers to manage the cards remotely, and to update, download and install new information or applets as they become available, without replacing the cards. These new software capabilities have also created a demand for system design, integration and management services that allow chip card technology companies to develop closer ties with their customers.

•	Significant advances in the memory structure and capacity of microcontroller chips, including the development of flash memory technology. Chips based on this technology are able to store substantially more information, conduct more sophisticated operations and load a higher number of applets. In addition to greater memory capacity, flash memory chips can give card manufacturers increased flexibility to modify the chip’s operating system.

•	The development of chip cards designed to work with the most advanced security technologies, such as public key infrastructure (PKI) systems and secure downloadable applets. Cards with PKI capability offer customers a higher level of security, including for individuals or companies that conduct transactions or business over the Internet, and banks that implement mobile payment systems.

•	The increased use of contactless chip cards which include an antenna that allows the card to communicate using radio waves. Contactless cards provide the benefits of easy access since insertion into a card reader is not required. This technology is becoming increasingly attractive for identity programs and payment systems.

     We believe that chip card products and related services include features that are attractive to customers in the sophisticated wireless, financial, Internet and corporate security markets. The features that we believe are most significant include:

•	Security. Chip cards are capable of storing complex algorithms that can be used to identify a user or to encrypt information, such as a digital certificate. Because a user needs both a card and an activation mechanism, such as a personal identification number (PIN), to use a card, security is not entirely compromised by just the loss of a card or the communication of a PIN. As a result, using chip cards to authenticate mobile and electronic commerce transactions, can significantly reduce the incidence of fraud. In addition, microcontroller chip cards can be equipped with sophisticated cryptographic algorithms and functions that prevent unauthorized parties from tampering with the contents of the card.

•	Portability. Chip cards can be easily transferred from one device to another. As a result, for example, a mobile phone subscriber can purchase and immediately use a new mobile phone without changing his or her service subscription, a feature that mobile phone network operators find attractive as it reduces customer turnover. Similarly, a chip card used to authenticate the user of a company’s computer network can be inserted into any computer equipped with a reader, and include certain user profile and other information so the user is less dependent on a particular computer.

•	Flexibility. The newest chip cards can carry and run multiple applets that can be updated remotely without the need to replace the card. This increases the flexibility of banks and other companies to use chip cards as customer management tools by changing applications in response to changes in product offerings or customer preferences. This also allows them to offer multiple services, such as wireless, banking, payment and loyalty applications, on a single platform.

     Despite these advantages, chip card technology has not yet been widely deployed in some areas, particularly in financial services markets. This is primarily because the replacement of existing terminals with devices capable of reading chip cards, and the development of related network infrastructure, is costly and time consuming. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business”.

Use of Our Chip Card Technology in Wireless Communications

     Currently, one of the largest uses for chip card technology is in wireless communications, due to the security and flexibility provided by chip cards. There are various wireless network standards:

•	Wireless 2G standards are the second major type of technology used for wireless communication. Wireless 2G standards mainly support voice transmission, but also support some data transmission capability. The global system for mobile (GSM) communications is the most widely used 2G standard, both in terms of number of subscribers and number of countries. The GSM standard requires the use of subscriber identification module (SIM) technology.

•	Wireless 2.5G standards support higher data transmission capability than GSM and other 2G standards. Wireless 2.5G standards incorporate identification module technology similar to that used in 2G SIM cards. The technology is included in a removable card or in the telephone handset. In the transition from 2G to 2.5G, some operators located outside of Europe are migrating to the European GSM-originated standard.

•	Wireless 3G standards, including WCDMA and CDMA2000, which support higher data transmission capability than 2.5G, are in the process of being deployed. As with 2.5G, the wireless 3G standards incorporate identification module technology similar to that used in SIM cards, either as a removable card or in the telephone handset.

     The following table generally summarizes the principal 2G, 2.5G and 3G transmission standards, indicating the principal geographical regions where they are used and whether they incorporate removable identification module technology. Some countries use more than one standard, and are listed in more than one place in the table.

Use of Removable Card
Transmission Standard	Principal Regions	Identification Modules
2G
GSM	Europe, Asia (including China), several regions in the United States	Yes

CDMA	United States, China	No

TDMA	United States	No

2.5G
GPRS (based on GSM)	Europe, most of Asia	Yes

CDMAOne	United States, China,	Yes in China and South Korea
South Korea

IDEN	United States, Korea	Yes

3G	Europe, Asia	Yes
WCDMA	(including Japan), United States

CDMA2000	United States, Asia	Operator-specific

Market Overview

     The market for chip card technology, products and services is growing, both in terms of size and sophistication. According to Eurosmart, 2,290 million chip cards – including microcontroller cards and memory cards – were sold worldwide in 2004, compared with 1,898 million in 2003. Using data provided by Eurosmart we estimate that we are the world’s largest chip card provider, with 28.6% of the global market in terms of volume in 2004, compared to 30% in 2003.

Wireless Market

     The wireless communications market, particularly over networks using GSM standards, recorded strong growth prior to 2001, primarily as a result of a significant increase in the use of mobile phones around the world for voice transmission. The market suffered a slowdown in 2001 and 2002. Demand began to return in 2003 due to consumer equipment replacement, driven significantly by the availability of handsets with color displays, and growth in emerging markets. There was further market growth in 2004. According to Eurosmart, approximately 1,075 million SIM cards were sold in 2004, as compared to 670 million in 2003.

     In established markets, wireless communication operators are seeking to enhance their offerings with new premium value services based on the increasing use of wireless data transmission services. For example, short message service (SMS) allows text messaging through mobile phones. In anticipation of the growing demand for wireless data services, including the provision of pictures, streaming audio and video, and high-speed Internet access through mobile phones, operators have made significant investments in 3G licenses (government provided licenses to use frequency bands for 3G data communication), and are continuing to develop the infrastructures necessary to deliver 3G services. To date, we have been involved in the launch of every commercial 3G network worldwide. We believe that the growth of the wireless data market is important for the growth of the chip card market, and that demand for new wireless data services could increase demand for more sophisticated chip cards. Because identification module technology helps wireless operators to facilitate and control the access between wireless subscribers and content providers, we believe that our chip card products, software and services can be a core technology for our wireless customers to address this new market.

Financial Services Market

     According to Eurosmart, approximately 280 million chip cards were sold in the financial services industry in 2004, compared to 205 million in 2003. According to Frost & Sullivan, we estimate that we are one of the top three providers of chip cards in the banking and retail sectors with approximately 20% of the market in terms of units sold, compared to 22% in 2003. We believe use of chip card products and services will grow due to enhanced security requirements and increased fraud rates among conventional cards.

Identity and Security Market

     The Identity and Security market, while still relatively small, has experienced solid growth over the past few years. The convergence of physical and logical access control continues to drive the enterprise security market, and is expected to reach over one billion euros in 2007 according to Datamonitor. In the enterprise security market, Fortune 500 companies and federal agencies are implementing chip cards as a means to govern employee access to physical and logical resources. The Government ID market is escalating rapidly with many ongoing nationwide identity programs expected to be rolled out over the next few years. We are involved in several of these ID programs, including national projects in the Middle-East in Oman and the United Arab Emirates, and India’s vehicle registration card program with a market potential of over 100 million cards to be issued nationwide over the next five years. The demand for contactless chip cards in the Identity and Security market is also expanding quickly, mainly through mass-transit and physical access applications, and also through the introduction of electronic passports. We also sell chip card readers in the Identity and Security market, and we remained the world’s leading supplier of chip card readers in 2004, with a 21% market share according to Frost & Sullivan.

Our Products and Services

     The following table sets forth our revenues for the year ended December 31, 2004.

	Revenues - Year ended December 31,
	2004		2003		2002
	(in millions of	(as a % of total	(in millions of	(as a % of total	(in millions of	(as a % of total
	euros)	revenues)	euros)	revenues)	euros)	revenues)

Telecommunications	641.8	74%	542.5	72%	544.5	69%
Financial Services	182.2	21%	168.2	23%	195.0	25%
Identity and Security	41.0	5%	38.5	5%	47.9	6%

Total	865.0	100%	749.2	100%	787.4	100%

	Revenues - Year ended December 31,
	2004		2003		2002
	(in millions of	(as a % of total	(in millions of	(as a % of total	(in millions of	(as a % of total
	euros)	revenues)	euros)	revenues)	euros)	revenues)

EMEA	443.1	51%	407.7	54%	416.2	53%
Asia	194.3	23%	171.9	23%	199.5	25%
Americas	227.6	26%	169.6	23%	171.7	22%

Total	865.0	100%	749.2	100%	787.4	100%

See “Item 5. Operating and Financial Review and Prospects” for a discussion of our total revenues, broken down by category of activity and geographic market, for each of the last three financial years.

Delivering a complete solution

     We provide our customers with a portfolio of products, software and services that enable the delivery of complete solutions:

•	Chip Card Products. We provide a complete range of chip card products, from low-end to high-end, with proprietary and “open” operating systems, offering various amounts of available memory, some with features and embedded applications dedicated to specific markets. We also provide conventional government-issued passports and microcontroller-embedded passports with sophisticated printed security features. Our chip card reader products and software development tools are a direct complement to our chip cards.

•	Software. We provide software that helps us manage the client-server architecture and enable interactions between the applets stored on chip cards and the card issuer’s computing system. We also provide card management systems that enable the tracking of issued cards and the management of information stored on the chip card.

•	Technical Support. We provide our customers with a full range of maintenance and technical support including help desk services for their card solutions. Our regional service centers are responsible for our help desk services in their region, with several sub-regional or local technical support staffs as needed.

•	Consulting, System Design, Customization and Integration. Our consulting services focus on key topics and issues in the development and implementation of chip card systems, including marketing and commercial analysis and recommendations, feasibility and security studies, and the development of possible implementation scenarios. We also provide our customers with training in chip card technology and software applications.

•	Our system design services provide our customers with flexibility in the overall design of chip card systems, including security parameters and detailed component design.

•	Our customization services include the development of customized software applets for particular card issuers.

•	We provide system integration services to deliver complete systems using a project management approach. This approach involves coordinating with contractors to obtain and integrate the required system components, including customized software applications and providing operational system support during acceptance testing, pilot programs and the roll-out of the final, customized card system.

•	Personalization. Our personalization services involve the process of loading personal data or premium value applications onto the memory or microcontroller chips embedded in cards. We also emboss and print customized card bodies for our customers, and customize the associated packaging and card carriers used to deliver cards to end-users. Our card printing capabilities include technically advanced, high quality techniques. We often prepare and distribute products directly to end-users on behalf of our customers.

•	Outsourced Operations. We provide a variety of services associated with the administration of card management systems, including card profile update campaigns, network management, server management and data encryption and archiving. We also provide other operational services for our customers’ chip card system managers, such as mapping and profiling, certificate authority and management services to work with trusted third party systems and certification authorities.

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

     SIM cards are well adapted for applications that need to be highly personalized, secure and portable. SIM-enabled systems can be used to enhance customer relationships, to enable content delivery and to secure mobile transactions. We design many of our products around interoperable SIM platforms that connect to networks and remote applications and over the air (OTA) platform technology. These telecommunications products include:

•	GemXplore — the card platform and associated software applications. We offer a range of products for all major wireless network types and generations. Working primarily with open, Java-based operating systems, we provide developers with software development tools to create and test applications.

•	GemConnect — software modules and agents that communicate with remote content and services. Our open OTA infrastructure is an essential link between subscribers and personalized content as it provides card, service and handset management.

•	GemSuite — enables value-added solutions including mobile entertainment, location-based services, instant messaging and mobile payment. Our wireless partner program, known as SIM’Xplore, integrates third party solutions, such as content and application providers.

•	GemServices — card issuance, professional services and outsourcing. Our professional services group provides wireless communication operators with the expertise to design, develop and deploy mobile services. These services cover all phases from consulting, development and integration to post-installation, support and training. Our outsourced solutions can increase our customers’ service portfolios, while limiting infrastructure and resource investments. Customers can access our equipment, technology and expertise through a connection to our hosting center.

     Phonecards

     Based on information published by Eurosmart in its 2004 report, we believe we are one of the world’s leading manufacturers of prepaid phonecards and associated phonecard security products with a 47% share of the worldwide phonecard market in 2004, compared to 40% in 2003. As of June 2, 2005, we have produced over 3.5 billion phonecards since our inception in 1988. Our main customers include more than 20 major telecommunications operators, including China Telecom, France Telecom, and Telmex. Our multi-application solutions help telecommunications operators take advantage of the convergence of telephony with banking, loyalty and transportation applications. These products generate increased revenues by helping to enable innovative marketing opportunities.

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

Financial Services

     Secure chip card technology offers a platform for a variety of financial and banking service applications, such as credit/debit cards (payment cards), e-purse cards (cards that store cash values that can be used to make purchases), multi-application services and mobile banking services. Chip-based payment cards and e-purse cards contain an embedded microcontroller chip that processes transaction information received at the point of sale and carries information that allows a card reader to accept or reject a transaction up to a specified amount without on-line authorization. The chip card reduces fraud associated with existing magnetic stripe card-based systems by helping to prevent, among other things, the use of stolen cards to make unauthorized purchases because the cardholder enters a PIN code with the reader at the point of sale rather than simply signing a printed card receipt. Furthermore, microcontroller chips for this market contain sophisticated cryptographic algorithms and functions that help prevent unauthorized parties from tampering with their contents, in contrast with the more limited security safeguards of magnetic stripe cards.

     Several large payment card associations, including Visa International and MasterCard International, as well as American Express, have introduced chip cards in some of the payment cards in their systems. Banking and credit card associations in countries around the world, such as Australia, Austria, Brazil, China, Denmark, Japan, Taiwan, Korea, Malaysia, Finland, Spain and Switzerland, have recently announced plans to adopt chip cards to replace some of their magnetic stripe cards. The adoption of chip card technology in these countries represents a new phase in the financial services industry, which has been slow to broadly adopt this technology, in large part due to the cost of associated infrastructure. We believe that several continuing developments have the potential to accelerate the adoption of chip card technology in the financial services industry, including:

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

     We have also developed and market a full range of chip cards for e-purse systems, which are cards that store cash values that can be used to make payments. Our e-purse products have been individually certified by the major e-purse system operators, such as CEPS, Zentral Kredit Auschuss (Germany), Proton World International, Visa International and Mondex. Our main product offerings in this market include Geldkarte, an e-purse card developed for German e-purse systems, and Mondex E-Purse, an e-purse application developed for the Multos multi-application card that is mainly used in the United Kingdom, Latin America, South Korea, Australia and the Philippines.

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

     We offer a wide range of magnetic stripe and encoding options to meet the demands of our different customers. We delivered over 252 million magnetic stripe cards to our customers in the banking sector in 2004, according to the 2004 Nilson Report. We also provide certified card personalization and production and disaster recovery services to MasterCard, Visa and American Express card issuers in various regions around the world.

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

Identity and Security Services

     The chip card is a security device that serves as a component in enabling identity management systems for governments and corporations. Chip card technology allows users to access corporate and external networks, digitally “sign” transactions and documents and identify themselves electronically. Due to customer demand and opportunities presented in the Identity and Security market, our organization for this market is divided into two section that are driven by applications and usage:

     Enterprise Security

     In this area, we are continuing to work actively with our corporate customers to design security software and services based on microcontroller chip technology to control access to corporate computer networks and to permit the secure exchange of information. In November 2003, we introduced SafesITe, a subsystem that integrates with enterprise systems and applications to combine logical access (i.e., access to computing devices or systems) and physical access control with employee identity badges. The SafesITe components are chip cards (either Java Card, PKI, contact, or contactless with a diverse memory capacity range), readers (either contact or contactless for both logical and physical access control), software (including public key and password authentication, digital signing, password management, and e-purse), and card management (utilizing integrated solutions from a variety of vendors) as well as related consulting, project management, custom design and implementation services.

     Government ID

     In the Government ID market, programs include identification (including passports and drivers’ licenses), healthcare services, citizens’ rights projects, freedom and privacy and fraud prevention. For these markets, we offer a subsystem called ResIDent, designed specifically for national ID and e-government applications. Through ResIDent we offer the necessary components of a full chip card-based ID system, including printed security features, chip card modules, operating systems and applets design, chip card readers, client/server software, card management and issuance systems, personalization services, consulting, integration, training and maintenance services. We also deliver electronic passport technology through our “GemBorder” solution for contactless biometric authentication at border controls.

     Typical Government ID applications include:

•	Chip card-based vehicle registration and drivers’ license systems for government agencies, allowing authorities to track vehicle ownership and driving records, and to verify fines and offenses.

•	Chip card systems for accurate identification of travelers at borders and other ports of entry into a country,

enabling authorities to facilitate the entry of foreign travelers or workers while helping to ensure compliance with national immigration regulations.

•	Chip card-based national identification programs involving the issuance of chip cards by national governments to their residents. For example, in the Sultanate of Oman and United Arab Emirates, we are currently delivering a national identification program, including consultancy, project management and integration services, as well as software and chip cards.

•	Conventional government-issued passports and visas, and microcontroller-embedded passports, with sophisticated printed security features. Our business in this area has been expanded by our acquisition of Setec Oy in 2005.

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

     In 2004, no single customer accounted for more than 10% of our revenues. Our largest customer represented 5% of our total revenues, and our five largest customers together represented 17% of our total revenues. Our ten largest customers together represented approximately 25%, and our fifteen largest customers together represented approximately 31% of our total revenues.

Suppliers

     We rely on a number of different suppliers of materials and components to manufacture our products. The two basic components of our products are silicon micro-controller and memory chips and plastic cards and other materials used in the manufacturing process, such as lamination film and inks.

     We have structured our silicon chip-purchasing strategy in the effort to implement more balanced sourcing with four major suppliers that we anticipate should be able to meet our requirements in terms of cost and volumes. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips, Renesas and Samsung. Our main plastic supplier is Bayer AG, which produces several types of resins for injection-molding in Europe, Asia and the United States. We also have supply arrangements for specific types of plastic with BASF, Dupont, Klockner, Lucasi and several other plastic suppliers. We have diverse supply arrangements for our other materials, including ink and lamination film, for each of which we have at least two supply sources.

     In 2004, we made additional improvements to our purchasing strategies (including further multi-sourcing for certain products and better forecasting systems). There are some signs that there may be supply limitations for microcontroller chips in the future that could negatively affect our ability to procure such chips at favorable prices. There are also indications of possibly higher future prices for some metals and petroleum-based plastics used in the manufacture of some of our products. We believe, however, that our improved purchasing strategies will help mitigate the affects of price increases or supply restrictions if they arise. Nevertheless, in the event of higher sales volumes, our gross margins may be negatively affected, in particular, by higher chip prices.

Competition

     The chip card market is highly competitive. We face competition in all of our markets from chip card and chip manufacturers, software developers, and security providers. Moreover, our customers and companies with whom we currently have strategic relationships may become competitors in the future.

     Chip card manufacturers are currently our main source of competition in all of our markets. According to Gartner Dataquest, our overall share of the global chip card market was approximately 27.1% in terms of chip card units sold on a worldwide basis in 2004, followed by Axalto (formerly part of Schlumberger) with 20.4%, Giesecke & Devrient with 13.8%, Oberthur Card Systems with 6.2%, Orga Kartensysteme with 3.7% and Incard with 3.1%. The relative strengths and market shares of each of our competitors, however, vary in each of the chip card markets, depending on their core competencies and their strategic alliances and partnerships.

     Certain of our customers, suppliers and companies with whom we currently have strategic relationships, may become competitors in the future. In 2003, Proton World International, a chip card system software company, and Incard SpA, a chip card manufacturer, were acquired by ST Microelectronics, a semiconductor manufacturer. This vertical integration may threaten the competitive position of companies like ours that do not own semiconductor manufacturing facilities, and therefore are potentially subject to supply constraints. There are also new entrants into the chip card manufacturing market, particularly in China, where Chinese chip card manufacturers such as Eastcom Peace Smart Card Co., Datang Microelectronics Technology Co., WatchData System Co. and Wuhan Tianyu have entered into the industry with low-cost operating models and aggressive pricing policies that are reducing market share and profit margins in that region.

     See “Item 3. Key Information — Risk Factors — Risks Related to Our Business”.

Telecommunications Markets

     Wireless Products and Services

     The market for wireless infrastructure products and services is characterized by intense competition and rapidly changing technology. Our main competitors in this market include Axalto, Giesecke & Devrient, Oberthur Card Systems and Orga Kartensysteme.

     Success in this market is determined by the ability to consistently provide products and software at attractive prices that enable our customers to provide premium value services to their customers. We believe that our research and development activities position us as an innovator in SIM technology, and our global manufacturing capacity provides us with production volumes that enable us to offer competitive prices. In addition, our experience in over-the-air (OTA) server software helps expand the potential of SIM-based technologies by creating a unique link between wireless operators and their customers and provides us with a more strategic role within the wireless network. Because wireless infrastructure providers work closely with wireless operators to design and implement customized SIM-based systems, the development of strong customer relationships and the joint creation of product development plans are also important elements in competing in this market.

     Because of the enhanced capabilities of microcontroller chip technology, we may face new competition from operating system and software application developers. The development of open operating systems and platforms are expected to lead to the creation of a new market for application development tools, in which software development providers create and market premium value applications, either as generic packages or customized software for specific customers. The enhanced capabilities of chip cards are expected to create the potential for a variety of products and services that may attract a number of new competitors into software, services and infrastructure markets, including:

•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as Entrust, RSA and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	silicon chip manufacturers, such as STMicroelectronics, Infineon, Philips, Renesas, Samsung, Sony and Atmel; and

•	wireless infrastructure software providers, such as SmartTrust.

     Phonecards

     Public telephony is a mature market, and is highly competitive. Our presence in this market since its origins in the late 1980s has allowed us to become a leading provider of phonecards on a worldwide basis. According to Eurosmart, approximately 670 million phonecards were sold worldwide in 2004, compared to 800 million in 2003. Our main competitor in this market is Axalto, followed by other chip card manufacturers such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices, as well as the capability of meeting changing customer demands, such as increased volume requirements, in a short time frame are key competitive factors in this market.

Financial Services Markets

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

Identity and Security Markets

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

     Strategic relationships and sales through other channels are an important part of our overall marketing strategy. Through our Partners Program we facilitate new product development, collaborative marketing initiatives and joint sales efforts with a select group of value-added resellers, systems integrators, consultants and developers.

Intellectual Property

     We take appropriate measures under the intellectual property laws of applicable jurisdictions in an effort to protect our rights to our chip card technology. Performance in the chip card industry can depend, among other factors, on patent protection. Our policy is to regularly identify patentable inventions developed within our company, and to systematically seek to acquire patent rights upon such technologies. Many of our current patents expire between 2008 and 2021. We mainly develop and patent technology in the fields of card body manufacturing, chip operating system software, card readers, chip design and cryptographic processes. We seek to obtain a reasonably broad territorial protection for our patented technologies. We usually file initial patent applications in the country of invention, according to the location of the applicable engineers, and subsequently extend such protection to the European Union, the United States, Canada and Japan, as well as China and other foreign countries depending on the relevant circumstances. We also hold certain co-ownership rights in patents developed through joint venture companies established with our business partners. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.

     We have entered into non-exclusive licenses from third parties for technologies relevant to our business, such as from Sun Microsystems with respect to Java Card technology, from IBM with respect to IBM mask data for certain chip cards operating systems. We have also entered into a comprehensive patent cross-license with Axalto and its subsidiary CP8 Technologies. See “Item 3. Key Information — Risk Factors” and “Item 9. — Material Contracts”. We include third party technology in our products, and our business would be harmed if we were not able to continue using this third party technology.

     Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our property is difficult, and while we are sometimes able to determine and reduce the extent to which misappropriation of our intellectual property rights occurs, such infringement can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the European Union and the United States. Our means of protecting our proprietary rights might not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our patents.

     Due to the importance of proprietary technology in the chip card industry, our business involves a substantial risk of overlap with third party patents and subsequent litigation with competitors or patent-holders. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or cause us to enter into royalty-bearing licensing agreements.

Regulation

Encryption Technology Controls

     Our security products and services rely on the ability of our chip cards to perform cryptographic functions, such as the encryption and decryption of information sent by chip card users over the Internet. The domestic use and transfer, and the export of systems and equipment with encryption capabilities, including hardware, software, modules and cards, have been subject to national regulation in many countries and to international controls. As a result, the domestic use and transfer, and the export of cryptographic products are subject in many countries to strict controls and governmental scrutiny, often requiring the user or transferor to obtain special licenses.

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

     Our manufacturing and research and development activities are organized on a global basis, while our sales and marketing activities are organized on a regional basis. As of December 31, 2004, we operated 50 sales and marketing offices, 17 personalization centers and 11 manufacturing centers and research and development centers in 4 countries.

Organizational Structure

     Our company is the sole parent company of its group with approximately 60 direct and indirect subsidiaries located throughout the world. In May 2004, we completed an internal reorganization intended to better align our legal structures to our business operations. This involved the transfer of 27 subsidiaries from Gemplus S.A. to Gemplus International S.A. and had no material affect on our Consolidated Financial Statements.

     The following table sets forth our significant direct and indirect subsidiaries as of June 2, 2005.

Name of Company	Percentage Owned
Gemplus Industrial S.A. de C.V., a Mexican corporation	100.0%
Gemplus Corp., a Delaware (U.S.) corporation	100.0%
Gemplus Finance S.A., a Luxembourg corporation	100.0%
Gemplus GmbH, a German corporation	100.0%
Gemplus Limited, a British corporation	100.0%
Gemplus Japan Co Ltd, a Japanese corporation	100.0%
Gemplus Microelectronics Asia Pte Limited, a Singapore corporation	100.0%
Gemplus S.A., a French corporation	99,49	%(1)
Gemplus Tianjin New Technologies Company Limited, a Chinese corporation	100.0%
Gemplus Pologne S.P.Z.o.o., a Polish corporation	100.0%
Goldpac SecurCard Zhuhai Co Ltd, a Chinese corporation	67%
Setec Oy, a Finnish corporation	100.0%
Tianjin Gemplus Smart Card Company Limited, a Chinese corporation	51.0%

(1)	The remaining shares are mainly held by our employees following the exercise of stock options; such shares may be contributed to our company in exchange for shares of our company. For accounting purposes, these shares are already assumed to be a component of the company’s shareholders’ equity.

Property, Plant and Equipment

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

     We constantly seek to enhance the efficiency of our global manufacturing operations in order to increase production capacity, to reduce production and delivery time and to lower operational costs, through upgrades in our chip card manufacturing technology, by outsourcing non-critical manufacturing processes and by constructing new manufacturing capacity in lower-cost regions. To further these and related goals, commencing in the second quarter of 2001, we implemented three successive restructuring plans. These restructurings included the closure of a factory in Seebach, Germany in 2003, in Herne, Germany in February 2005 and a reallocation of our production requirements among our manufacturing and other facilities around the world. See “Item 6. Directors, Senior Management and Employees — Employees”.

     Our main chip card manufacturing centers are currently located in France, Germany, Poland, China, Singapore, Mexico and the United States. All of these centers have microcontroller and memory card manufacturing capabilities. Our main plastic card manufacturing centers are located in China, Germany, Singapore, the United Kingdom and the United States.

     Our material tangible fixed assets, including leased properties, include the following facilities:

Location	Primary Activities	Gross Floor Area (m2)
Cuernavaca, Mexico	embedding, personalization	6,664*

Gemenos, France	embedding, personalization	25,502

Havant, United Kingdom	plastic cards, personalization, embedding	6,332

Madrid, Spain	personalization	1,340

Location	Primary Activities	Gross Floor Area
La Ciotat, France	microcontroller module production and assembly	5,871

Montgomeryville,	plastic cards, embedding, personalization	8,535
Pennsylvania, United States

Singapore	microcontroller module assembly, embedding, personalization, contactless cards, Plastic cards	20,984	*

Tczew, Poland	embedding, personalization	8,393	*

Tianjin, China[1]	embedding, personalization, microcontroller module assembly	12,730	**

Zhuhai, China[2]	plastic cards, personalization, embedding, contactless cards	2,722	*

Bangkok, Thailand	personalization	66

Johannesburg, South Africa	personalization	330

Sao Paulo/Brazil[3]	personalization	403

Filderstadt, Germany	embedding, personalization	9,424

*	Facilities owned by the company. ** Facilities partially owned and partially leased. All others are leased.

1 The property and equipment used in our activities in Tianjin, China, are divided between a legal entity that we wholly own, and another legal entity in which we hold 51% of the equity.

2 The property and equipment used in our activities in Zhuhai, China, are held by a legal entity in which we have a 65% equity interest.

3 The property and equipment used in our activities in Sao Paulo, Brazil, are held by a legal entity in which we have a 50% equity interest.

     As of June 1, 2005, our approximate annual practical capacity in millions of units for the manufacture of the following products is:

Activity	Capacity
Chip card modules	888
Chip card embedding	832
Conventional polyvinyl chloride (PVC) plastic cards (including magnetic stripe)	572

     In addition to the tangible fixed assets that we use in our manufacturing activities, we lease office space in various countries throughout the world, including a significant building in La Ciotat, France, that we use for activities including research and development and product sales and marketing. See Note 18 to our Consolidated Financial Statements.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

     The financial information included in the discussion below for the three years prior to December 31, 2004, is derived from the Consolidated Financial Statements included in this Annual Report. You should read the following discussion together with the Consolidated Financial Statements and related notes. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differ from U.S. GAAP. Note 39 to our Consolidated Financial Statements describes the principal differences between IFRS and U.S. GAAP as they relate to our company, and reconciles our net income and shareholders’ equity to U.S. GAAP. Information indicated as restated for 2003 and previous years has been prepared following the adoption of International Accounting Standard 1 (Revised 2003) (see Note 2.23 to our Consolidated Financial Statements) and to reflect changes in our reporting segments as described below (see Note 32 to our Consolidated Financial Statements).

Overview

     In 2004, we made significant progress in net sales and profitability. We were able to reinforce our competitive position by responding to strong demand in our core markets. At the same time, we strengthened our position in certain emerging geographic markets for Telecommunications and Financial Services, and we improve our situation in the growing markets that are targeted by our Identity and Security segment. We also maintained robust, industry-leading research and development activities to prepare us for future opportunities.

     We observed strong customer demand throughout the year across all regions in our core markets. This was particularly true in the markets for wireless products, which continued to benefit from rapid migration to SIM technology in the United States and in Japan. We also benefited from subscriber growth in rapidly developing economies, as well as continued shifts towards higher-end cards in developed economies. EMV (Europay MasterCard Visa) migration, which involves the replacement of conventional magnetic stripe payment cards with microcontroller cards as a result of banking industry-wide agreements, remained a key driver of the market for chip-based payment cards. Larger volumes of chip cards were issued in the United Kingdom as a result of EMV migration, and EMV card issuances began in other European and in Asian countries. In 2004, we also observed increased interest in initiatives for Identity and Security card programs in the emerging corporate security and government markets.

     Our net sales increased in 2004 by 15% to € 865.0 million in 2004 from € 749.2 million in 2003, driven primarily by higher demand throughout the year for wireless communication products and EMV payment cards. On a currency adjusted basis, our net sales increased by 20%. Despite a decline in average selling prices and adverse currency fluctuations in certain markets, our gross margin improved by 3.6 percentage points in 2004, mainly driven by a favorable wireless mix (i.e., weighted towards higher-end products) and higher unit shipments allowing greater manufacturing productivity.

     Our operating expenses were substantially lower during the year, due to lower restructuring and general and administrative expenses and less goodwill amortization. These expenses in 2004 were reduced by € 96.9 million (or 28%) as compared to 2003.

     As a result, in 2004 we improved our operating result from a loss of € 133.8 million in 2003 to an income of € 26.3 million (even after taking into account € 16.1 million in restructuring and goodwill amortization expenses incurred in 2004). We also returned to a net profit of € 6.3 million in 2004, compared to a loss of € 159.0 million in 2003.

     Cash and cash equivalents were € 388.4 million at December 31, 2004, compared to € 390.7 million at December 31, 2003, despite cash outlays of € 82.2 million. These cash outlays included € 34.9 million relating to a tax assessment in France, € 25.3 million related to the implementation of restructuring plans and a € 22.0 million payment into an escrow account relating to a pending lawsuit. See Item 8 “Financial Information, Legal Proceedings”.

Factors Affecting Revenues

     Most of our revenues were earned from sales of our chip card products, which are typically invoiced to customers on the basis of the number of cards supplied. We generally record revenues from our product sales when we transfer title and risk of loss of those products to the customer. We recognize revenues in our systems design and integration services as the services are completed.

     Our sales of wireless products in our Telecommunications segment continue to represent a large percentage of our sales. The prices for our most sophisticated wireless subscriber identification module (SIM) cards are higher than our prices for our earlier generation SIM cards. When we introduce a new chip card, it can initially have the effect of decreasing our average prices as prices decline for our earlier generation cards before sales volumes migrate to the new card.

     For our Financial Services segment, which also includes systems and services based on chip card technology in areas such as financial services loyalty programs, transportation access, pay-television applications, as well as magnetic stripe cards for banking applications, our revenues can vary over the life of our contracts with our customers. The revenues for design, development and implementation of chip card-based products are usually earned earlier in the term of the agreements, while revenues for card issuances and replacements may begin later and be earned over a longer period of time.

     Revenues in our Identity and Security segment include those from both software and hardware product sales. Similar to the sales in our Financial Services segment, the revenues from the customers of our Identity and Security segment for design, development and implementation of chip card-based products is usually earned earlier in the term of the agreements. Additional revenues are then generated over the life of the contracts as chip cards are supplied, along with revenue for technology support and maintenance. For system deliveries, we also typically record a larger share of our revenues early in the life of a contract, when we receive progress and completion revenues for the implementation of a system, and card sale revenues to supply the initial needs of a customer. As a contract matures, our revenues consist, to a greater extent, of sales of cards as new cardholders join the system and replace cards that have expired or were lost.

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

     Our cost of sales consists principally of the cost of our microcontroller chips, the plastic that is used in our cards, tools and equipment used to manufacture and personalize our chip cards, and personnel related to manufacturing, supply, logistics and management of production. Our margins are significantly affected by the extent to which we are able to match our inventory and production capacity with demand for our products. Our operating income is also affected by our selling and marketing, research and development and administrative expenses, all of which are typically a function of planning that is based on projected business demand.

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

Effect of Exchange Rates

     We report our Consolidated Financial Statements in euros. Because we earn a significant portion of our revenues and incur expenses in countries where the euro is not the local currency, exchange rate movements between the euro and other currencies can significantly affect our results of operations. These other currencies are primarily the US dollar, the British pound, the Chinese yuan and the Singapore dollar. In 2004, we earned 12% of our revenues in the United States, 12% in the United Kingdom, 6% in China and 16% in Asia outside China. A substantial portion of our sales in Asia outside China is denominated in Singapore dollars and in US dollars. In 2004, our results of operations continued to suffer from the decline in the value of the US dollar and currencies pegged to the US dollar, against the value of the euro. The table below sets forth information relating to the average exchange rates between the euro and the main billing currencies used to record our revenues. We seek to mitigate our exposure to currency fluctuations by engaging in hedging transactions where we deem appropriate. We have hedged certain foreign currency positions for 2005. We cannot predict, however, all changes in currency, inflation or other factors, that could affect our international business.

     We provide information on a currency adjusted basis to help in the comparison of changes in our results of operations over time. We calculate the effect of currency variances for making currency adjustments by converting the figures from the current year in local currencies using the applicable exchange rates of the previous year.

     The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese yuan, the U.S. dollar and the Singapore dollar since January 1, 2002, calculated based on daily indicative fixing publicly supplied by the European Central Bank (“ECB”) and indicative quotations supplied by recognized data providers for currencies on which the ECB does not establish fixing.

(yearly average, in euros, per unit of foreign currency)
Years ended December 31	2004	2003	2002

British pound	0.6773	0.6887	0.6294
Chinese yuan	10.2936	9.2584	7.8204
US dollar	1.2412	1.1289	0.9486
Singapore dollar	2.0867	1.9553	1.6928

Seasonality

     In prior years, we have experienced limited seasonal fluctuations, where a greater percentage of our net sales are recorded in the fourth quarter. A significant factor causing this seasonality has been the replacement of mobile telephone handsets towards the year-end holiday season. In 2001 and 2002, this seasonality was offset by global market fluctuations and an uneven economic recovery. In 2003 and 2004, we experienced a limited recurrence of this seasonality. We earned 28% and 31% of our net sales in the fourth quarter of 2004 and 2003, respectively.

Reporting segments

     We started reporting in three business segments for the year 2004. All identity and security activities in the previous Financial and Security Services segment have been transferred to a new segment, entitled Identity and Security. See Note 32 to our Consolidated Financial Statements.

     The Financial Services segment includes systems and services based on chip card technology in areas such as financial services, loyalty programs, transportation access, e-business security, and pay-television applications, as well as magnetic stripe cards for banking applications. The Identity and Security segment includes systems and services based on chip card technology in areas such as national ID, healthcare, drivers’ licenses, car registration, passport and visa, e-government secured services, physical and logical access control as well as chip card readers and interfacing technologies. Our activities in both these segments include the sales of chip card readers to our customers and chip card interfacing technologies to device manufacturers. There is no change with respect to the Telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products. This change in the Financial Services and Security segment reporting is consistent with our management’s financial reporting structure. For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects — Results of Operations-Recent Developments”.

Recent Developments

     In 2001 and 2002 we announced a series of restructuring programs. As of December 31, 2004, the last of these programs had resulted in a reduction of 877 employees worldwide and the rationalization of production sites and office facilities on a worldwide basis and an additional 66 employees are expected to leave the company during the first half of 2005.

Year ended December 31, 2004, compared to year ended December 31, 2003

Net sales

     The following table shows the breakdown of our net sales in 2004 and 2003 by reporting segment (our reporting segments are further described in Note 32 to our Consolidated Financial Statements).

(in millions of euros)
	2004	2003	% change	% change, currency adjusted
Years ended December 31		(Restated)

Telecommunications	641.8	542.5	18%	24%
Financial Services	182.2	168.2	8%	12%
Identity and Security	41.0	38.5	7%	11%
Total	865.0	749.2	15%	20%

     On a currency adjusted basis, the net sales of our Telecommunications segment experienced strong growth of 24% in 2004 compared to 2003. The growth of revenue in our Telecommunications segment was primarily driven by a 28% increase in sales of our wireless products, to € 558.5 million in 2004 from € 436.7 million in 2003. On a currency adjusted basis, this increase in the sales of our wireless products was 34%.

     In 2004, SIM card shipments rose 39% from 2003, to 255 million units, driven by growth in the Americas, emerging markets in South East Asia and demand in Europe. The shift towards more high-end SIM cards, including those with higher storage capacity and those for use in 3G networks helped to partially offset the continued price pressure we have been experiencing in certain markets, as well as unfavorable currency fluctuations. Our net sales of other cards continued to drop in 2004, as they did in 2003, mainly due to lower selling prices offered by certain competitors and reduced volumes supplied in Asia and in the EMEA region. The Telecommunications segment represented 74% of our revenues in 2004, as compared to 72% in 2003.

     In 2004, our Telecommunications segment net sales also benefited from our deliveries of more complete solutions to certain customers, including our “Over-The-Air” software platforms that allow operators to remotely manage SIM cards and provide additional services, resulting in enhanced sources of revenue from our chip card customers. This strategy also helped us to maintain a leading position within advanced 3G markets.

     After adjusting for currency fluctuations, the net sales of our Financial Services segment increased by 12% in 2004 compared to 2003. Financial Services segment revenue was mainly driven by EMV migration. This included a significant rollout of EMV cards in the United Kingdom, and increasing deliveries of EMV cards in France, Turkey, Mexico, South America and Malaysia. The volume of shipments of microcontroller payment cards increased 33%, reaching 51 million units in 2004, with an increase in net sales of such products by 29% in 2004 compared to 2003. The Financial Services segment represented 21% of our revenues in 2004, compared to 23% in 2003.

     The net sales of our Identity and Security segment increased by 11% in 2004 compared to 2003 on a currency adjusted basis. The growth of net sales in our Identity and Security segment was mainly driven by the sale of enterprise security solutions, particularly in the United States and the United Kingdom. Our continuing strategy of marketing subsystems based on software components, value-added services and high-end chip cards led to a significant improvement in the product mix of this segment (i.e., weighted more towards products with higher margins). Our Identity and Security segment represented 5% of our revenues in 2004, unchanged from 2003.

     We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.

     The following table breaks down the net sales among our three regions.

(in millions of euros)
Years ended December 31	2004	2003	% change	% change, currency adjusted

EMEA	443.1	407.7	9%	8%
Asia	194.3	171.9	13%	22%
Americas	227.6	169.6	34%	48%

Total	865.0	749.2	15%	20%

     The increase in revenue in the Americas and Asia regions was mainly driven by increased sales of wireless products in our Telecommunications segment. Our Americas and Asia regions represented 26% and 23% of our total revenue in 2004, respectively, compared to 23% and 23% in 2003. The revenue in our EMEA region represented 51% of our revenue in 2004, compared to 54% in 2003. The increase in sales in our EMEA region in 2004 was mainly driven by increased sales in our Financial Services segment and, to a lesser extent, the sales of wireless products in our Telecommunications segment.

     In 2004, we experienced a significant increase in our Telecommunications sales in the United States, which was our most dynamic region in 2004 for wireless products, fueled by the rapid adoption of communication systems that require SIM cards. Among other factors, we believe wireless carriers in the United States have been adopting SIM card-based systems because these systems represent a less expensive path towards the implementation of more advanced communication standards, such as 3G networks, that will allow carriers to provide enhanced services to their customers. There are also continued signs of a similar trend towards adoption of chip card-based technologies in Latin America.

Gross profit

     We experienced a substantial improvement in our gross profit, with a 30% increase, to € 270.5 million in 2004 from € 207.3 million in 2003. Our gross margin increased to 31.3% in 2004 from 27.7% in 2003. This increase in gross margin of 3.6 percentage points was mainly driven by an improved business mix (i.e., weighted towards more wireless products and high-end products), strong volume growth and lower chip purchasing prices. These improvements more than offset the continuing price competition and adverse currency fluctuations that we experienced in 2004. Our gross profit also benefited from savings resulting from our restructuring and other improvements in our cost structure.

The following table shows the breakdown of our gross profit and gross margin in 2004 and 2003 by reporting segment.

	2004		2003		% change
	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit
Years ended December 31			(Restated)

Telecommunications	220.8	34.4%	166.8	30.7%	32%
Financial Services	37.7	20.7%	32.0	19.0%	18%
Identity and Security	12.0	29.4%	8.5	22.2%	41%

Total	270.5	31.3%	207.3	27.7%	30%

     The gross margin of our Telecommunications segment increased to 34.4% in 2004 from 30.7% in 2003. This increase resulted primarily from higher volumes of SIM cards shipped, lower purchase prices for wireless microcontroller chips and a more favorable product mix (i.e., weighted towards high-end wireless products). The gross margin in this segment also benefited from restructuring and other improvements in our cost structure. These improvements more than offset the continuing price competition and adverse currency fluctuations that we experienced in 2004.

     The gross margin of our Financial Services segment increased to 20.7% in 2004 from 19.0% in 2003. This was mainly driven by higher volumes shipped of microcontroller chip cards for payment applications. This included a large rollout of EMV cards in the United Kingdom, and EMV ramp-up in France, Turkey, Mexico, South America and Malaysia.

     The gross margin of our Identity and Security segment increased to 29.4% in 2004 from 22.2% in 2003. The growth of gross margin in our Identity and Security segment was mainly driven by the results of our strategy of marketing subsystems based on software components, value-added services and high-end chip cards.

Operating expenses

     In 2004, our operating expenses totaled € 244.2 million, a decrease of 28% from 2003. These expenses represented 28% of our net sales, compared to 46% in 2003. This decrease was mainly driven by lower restructuring and general and administrative expenses, and the absence of previously experienced adverse effects from goodwill impairment. The decrease also reflects benefits achieved from earlier restructuring and other cost reduction measures.

     Our general and administrative expenses decreased by 17% to € 63.9 million in 2004, compared to € 77.3 million in 2003. Our research and development expenses decreased by 10% to € 62.6 million in 2004, compared to € 69.2 million in 2003. Our selling and marketing expenses increased by 1% to € 101.5 million in 2004, compared to € 100.2 million in 2003, due to our higher sales.

     In 2004, we recorded a total pre-tax restructuring charge of € 20.2 million in our annual Consolidated Statement of Income, mainly related to our third restructuring program. This 2004 expense was partially offset by a release of unused provisions amounting to € 11.8 million, mainly related to our second restructuring plan. As a result, the total pre-tax net restructuring charge recorded in 2004 amounted to € 8.4 million, compared to the total pre-tax net restructuring charge recorded in 2003 of € 62.0 million.

     Goodwill amortization and impairment amounted to € 7.7 million 2004, compared to € 33.1 million in 2003. In 2003, we incurred a goodwill impairment charge of € 19.9 million, resulting from the revision of the business plan of the activities of Celocom Limited which we acquired in November 2000.

	2004		2003		% change in
	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	operating expenses
Years ended December 31			(Restated)

Telecommunications	(149.0)	23.2%	(196.1)	36.1%	(24%)
Financial Services	(63.9)	35.1%	(88.5)	52.6%	(28%)
Identity and Security	(31.3)	76.3%	(56.4)	146.5%	(45%)

Total	(244.2)	28.2%	(341.0)	45.5%	(28%)

     The operating expenses for our Telecommunications segment decreased by 24% to € 149.0 million in 2004, compared to € 196.1 million in 2003. This decrease was mainly driven by the reduction of restructuring costs in 2004 and lower depreciation of our capitalized research and development projects.

     The operating expenses for our Financial Services segment decreased by 28% to € 63.9 million in 2004, compared to € 88.5 million in 2003. This decrease was mainly driven by the reduction of restructuring expenses in 2004 and lower general and administrative expenses in 2004 compared to 2003, mainly due to the provision for a pending lawsuit that we recorded in 2003. See Item 8. “Financial Information — Legal Proceedings”.

     The operating expenses for our Identity and Security segment decreased by 45% to € 31.3 million in 2004, compared to € 56.4 million in 2003. In 2003, we incurred a goodwill impairment charge of € 19.9 million, relating to the activities of Celocom Limited. This decrease was also driven by the reduction of restructuring costs in 2004 compared to 2003.

Operating income (loss)

     In 2004, we recorded operating income of € 26.3 million, compared to an operating loss of € 133.8 million in 2003. The increase in our operating income of € 160.1 million was mainly driven by increased volumes of chip cards shipped, improved gross margin in all of our segments, and decreases in our operating expenses mainly driven by lower restructuring and general and administrative expenses, and lower charges for goodwill amortization and impairment. Our operating income in 2004 also reflects the overall benefits achieved by earlier restructuring and other cost reduction measures.

(in millions of euros)
	2004	2003	Change in operating income (loss)
Years ended December 31		(Restated)

Telecommunications	71.8	(29.3)	101.1
Financial Services	(26.3)	(56.6)	30.3
Identity and Security	(19.2)	(47.9)	28.7

Total	26.3	(133.8)	160.1

     The operating income for our Telecommunications segment improved by € 101.1 million to an operating profit of € 71.8 million in 2004, compared to an operating loss of € 29.3 million in 2003. This increase was mainly due to significantly higher sales, resulting in a higher gross profit, and the decrease in our operating expenses.

     The operating loss for our Financial Services segment decreased by € 30.3 million to an operating loss of € 26.3 million in 2004, compared to an operating loss of € 56.6 million in 2003. This decrease is the result of higher sales, resulting in a higher gross profit, and the benefits from the earlier implementation of restructuring programs and other cost reduction measures.

     The operating loss for our Identity and Security segment decreased by € 28.7 million to € 19.2 million, compared to € 47.9 million in 2003. The decrease was mainly due to higher sales, reduced costs and lower charges for goodwill amortization and impairment in 2004.

Financial income (expense), net

     Our financial income (expense), net, decreased to € 5.7 million in 2004 from € 8.2 million in 2003. Interest income on short-term bank deposits decreased to € 7.4 million in 2004 from € 8.4 million in 2003 due to lower average effective interest rates. Currency exposure on intercompany financing and related hedges generated a € 1.4 million gain in 2003, and no effect on the Consolidated Statement of Income in 2004.

Share of profit (loss) of associates

     In 2004, share of loss of associates was € 6.0 million compared to € 7.6 million in 2003. This loss included goodwill amortization of € 3.5 million, compared to € 3.3 million in 2003, and impairment losses of € 0.7 million, compared to € 2.7 million in 2003.

Other non-operating income (loss), net

     In 2004, we recorded a net non-operating loss of € 6.8 million compared to € 11.1 million in 2003. This loss included foreign exchange loss amounting to € 5.9 million in 2004, compared to € 8.6 million loss in 2003, and net losses in available-for-sale financial assets amounting to € 0.9 million in 2004, compared to € 2.5 million in 2003.

Income tax benefit (expense)

     We recorded an income tax expense of € 13.0 million in 2004, which reflected a charge of € 3.0 million relating to the discounting of a receivable resulting from carry back of tax losses in France, a net charge from a provision for tax risk of € 1.6 million and a partial write-down of deferred tax assets. In 2003, we recorded an income tax expense of € 14.7 million, which included € 7.5 million of write-down of deferred tax assets recognized in previous years.

Net income

     We reported a net income of € 6.3 million in 2004, compared to a net loss of € 159.0 million in 2003, corresponding to a net income per share attributable to equity holders of € 0.01 in 2004, and a net loss per share of € 0.27 in 2003.

Year ended December 31, 2003, compared to year ended December 31, 2002

Net Sales

     Net sales for the year ended December 31, 2003 amounted to € 749.2 million, a 5% decrease compared with net sales of € 787.4 million for the year ended December 31, 2002. After adjusting for currency fluctuations, however, net sales increased by 4%.

     The following table shows the breakdown of our net sales in 2003 and 2002 by reporting segment (our reporting segments are further described in Note 32 to our Consolidated Financial Statements).

(in millions of euros)
	2003	2002	% change	% change, currency adjusted
Years ended December 31	(Restated)	(Restated)

Telecommunications	542.5	544.5	0%	9%
Financial Services	168.2	195.0	(14%)	(8%)
Identity and Security	38.5	47.9	(20%)	(13%)

Total	749.2	787.4	(5%)	4%

     The net sales of our Telecommunications segment remained relatively stable, decreasing slightly to € 542.5 million in 2003, compared to € 544.5 million in 2002. On a currency adjusted basis, the net sales of our Telecommunications segment increased by 9% in 2003 compared to 2002. Our increase in net sales in 2003, on a currency adjusted basis, was influenced by a more rapid adoption of wireless communication systems that require SIM cards in the United States, a strong growth in South America and a continued demand in Europe. Shipments of high-end microcontroller cards (i.e., with greater computing power and memory) increased as compared to 2002. Telecommunications segment revenue was primarily driven by a 9% increase in sales of products used in the wireless communication market, amounting to € 436.7 million in 2003 compared to € 400.6 million in 2002. This increase was primarily attributable to stronger demand for wireless products as our shipments of SIM cards rose 35% from 137 million units in 2002 to 184 million units in 2003.

     The favorable shift to higher-end wireless products in 2003 and the stronger demand for wireless products overall, including software and services, were sufficient to overcome the continuous price pressure in this segment. Other card sales in our Telecommunications segment decreased significantly in 2003 compared to 2002, mainly driven by lower demand for cards used in the public telephony market and stronger price pressure. Sales of phone cards decreased by 27%. The Telecommunications segment represented 72% of our revenues in 2003, as compared to 69% in 2002.

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

     The net sales of our Financial Services segment declined by 14% to € 168.2 million in 2003, from € 195.0 million in 2002. After adjusting for currency fluctuations, the net sales of our Financial Services segment decreased by 8%. The decline in our Financial Services segment was primarily due to the Geldkarte (i.e., the German payment card) market shifting to a lower volume replacement cycle, the decreased demand in the Pay-TV market, and the lower demand for microcontroller payment cards (i.e., chip cards) in the United States primarily due to the completion of certain chip card programs. Despite the lower demand for Geldkarte microcontroller payment cards, shipments were up 10%, driven by the ramp-up of EMV migration in the United Kingdom, which started in the third quarter of 2003. The Financial Services segment represented 23% of our revenues in 2003, as compared to 25% in 2002.

     Net sales of our Identity and Security segment declined by 20% to € 38.5 million in 2003, from € 47.9 million in 2002. After adjusting for currency fluctuations, the net sales of our Identity and Security segment decreased by 13%. The Identity and Security segment represented 5% of our revenues in 2003, as compared to 3% in 2002.

     We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.

     The following table breaks down the net sales among our three regions.

(in millions of euros)
Years ended December 31	2003	2002	% change	% change, currency adjusted

EMEA	407.7	416.2	(2%)	0%
Asia	171.9	199.5	(14%)	1%
Americas	169.6	171.7	(1%)	18%

Total	749.2	787.4	(5%)	4%

     Primarily due to a mixed performance of our three segments during these periods, net sales were relatively stable in the EMEA region, which represented 54% of our revenues in 2003, as compared to 53% in 2002. The Telecommunications segment improved in 2003, as wireless carriers resumed investments in a new infrastructure (in which our products often have a prominent role), in an effort to increase their average revenue per user. Telecommunications revenue was strong in 2003 with the leading wireless carriers in Europe. We believe this resulted from our new sales organization and its emphasis on key accounts. In our Financial Services segment in EMEA, there were some improvements in 2003 due to the EMV payment card migration, mainly driven by the United Kingdom market. Total revenues in EMEA fell due to decreased demand for the Geldkarte and the weakness in the Pay-TV market.

     Net sales in Asia declined by 14% in 2003, although they were up by 1% on a currency adjusted basis. The decrease reflects a deterioration of pricing conditions (both currency and selling prices) in the wireless communication market despite higher volumes shipped.

     Net sales in the Americas declined by 1%, although on a currency adjusted basis, revenue in the Americas was up by 18%. In 2003, we experienced a significant increase in our Telecommunications sales in the United States, which was our most dynamic region in 2003 for wireless products, fueled by the rapid adoption of communication systems that require SIM cards. Among other factors, we believe wireless carriers in the United States have been adopting SIM card-based systems because these systems represent a less expensive path towards the implementation of more advanced communication standards, such as 3G networks, that will allow carriers to provide enhanced services to their customers. There are also signs of a similar trend towards adoption of chip card-based technologies in Latin America.

Gross profit

     Gross profit increased by 4% in 2003 to € 207.3 million, from € 199.7 million in 2002. Our gross margin increased in 2003 to 27.7%, from 25.4% in 2002. Despite adverse currency fluctuations and the effect of price pressures, gross margin increased by 2.3 percentage points, mainly driven by an improved business mix (i.e., weighted towards more wireless products, higher-end products and more favorable regional mix), and the benefit of our restructuring and cost cutting initiatives.

     The following table breaks down our gross profit and gross margin by segment.

	2003		2002		% change
	(Restated)		(Restated)
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit

Telecommunications	166.8	30.7%	154.5	28.4%	8%
Financial Services	32.0	19.0%	34.7	17.8%	(8%)
Identity and Security	8.5	22.2%	10.5	21.9%	(19%)

Total	207.3	27.7%	199.7	25.4%	4%

     The gross margin of our Telecommunications segment increased to 30.7% in 2003, from 28.4% in 2002. This increase resulted primarily from higher volumes of SIM cards shipped, lower purchase prices in the first half of 2003 for wireless microcontroller chips used in the making of our products, favorable business mix (both in terms of geographic area and products) and the benefits of our restructuring and cost cutting measures. This increase was partially offset by the continuous price pressure in this segment and unfavorable currency fluctuations in 2003.

     The gross margin in our Financial Services segment increased to 19.0% in 2003, from 17.8% in 2002. This increase was primarily due to higher volumes shipped of microcontroller payment cards and our restructuring and cost cutting measures. This increase was partially offset by unfavorable currency fluctuations in 2003.

     The gross margin of our Identity and Security segment improved to 22.2% in 2003, compared to 21.9% in 2002.

Operating expenses

     In 2003, our operating expenses totaled € 341.0 million, a 21% decrease compared to 2002. These expenses represented 46% of our net sales, compared to 55% in 2002. This reduction in our operating expenses reflected the effects of our restructuring, combined with other cost saving programs.

     Our research and development expenses decreased by 25% to € 69.2 million in 2003, compared to € 92.2 million in 2002, while general and administrative expenses decreased by 14% to € 77.3 million in 2003, from € 89.9 million in 2002. Our selling and marketing expenses also benefited from our restructuring and cost cutting measures, falling by 11% to € 100.2 million in 2003, from € 112.2 million in 2002.

     In 2003 we made progress under our restructuring program announced in December 2002. Under this plan, we reduced our headcount by 777 during the entire year 2003, most of which occurred in the second half of the year. The restructuring charge of € 62.0 million that we recorded in 2003 included an amount of € 61.7 million related to this restructuring program.

     Goodwill amortization and impairment amounted to € 33.1 million in 2003, as compared to € 47.1 million in 2002. In 2003, we recorded a goodwill write-down of € 19.9 million based on impairment testing. This write-down relates to the goodwill generated following the acquisition of Celocom Limited in November 2000, and is due to the revision of the business plan of the acquired activities of that company (see Note 11 to our Consolidated Financial Statements). In 2002, goodwill amortization and impairment included a write-down of € 22.1 million following impairment testing. This write-down concerned the goodwill generated following the acquisition of SLP S.A. in October 2000, and was due to significantly declining sales of SLP software. In early 2003, we decided to cease our SLP operations. The wind-down of these operations was substantially completed in 2004.

     The following table breaks down our operating expenses by segment.

	2003		2002		% change
	(Restated)		(Restated)
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in operating expenses

Telecommunications	(196.1)	31.6%	(273.8)	50.3%	(28%)
Financial Services	(88.5)	52.6%	(110.9)	56.9%	(20%)
Identity and Security	(56.4)	146.5%	(46.7)	97.6%	21%

Total	(341.0)	45.5%	(431.4)	54.8%	(21%)

     The operating expenses of our Telecommunications segment decreased by 28% to € 196.1 million in 2003, compared to € 273.8 million in 2002. This decrease was mainly driven by the reduction of restructuring costs and no impact of goodwill impairment in 2003.

     The operating expenses of our Financial Services segment decreased by 20% to € 88.5 million in 2003, compared to € 110.9 million in 2002. This decrease was mainly driven by the reduction of restructuring costs.

     The operating expenses of our Identity and Security segment increased by 21% to € 56.4 million in 2003, compared to € 46.7 million in 2002. This increase was mainly driven by the goodwill write-down of € 19.9 million based on impairment testing. This write-down relates to the goodwill generated following the acquisition of Celocom Limited.

Operating income (loss)

     We recorded an operating loss of € 133.8 million in 2003, compared to an operating loss of € 231.7 million in 2002. The 2003 operating loss was lower due to increased volumes of products shipped, improved gross margins in our reporting segments and lower restructuring expenses. Our restructuring expenses in 2003 amounted to € 62.0 million compared to € 90.0 million in 2002. The decrease of our operating loss in 2003 also reflects the overall benefits achieved by earlier restructuring and other cost reduction measures.

     The following table breaks down our operating income (loss) by segment.

(in millions of euros)
	2003	2002	Change in operating
Years ended December 31	(Restated)	(Restated)	income (loss)

Telecommunications	(29.3)	(119.3)	90.0
Financial Services	(56.6)	(76.2)	19.6
Identity and Security	(47.9)	(36.2)	(11.7)

Total	(133.8)	(231.7)	97.9

     The operating loss for our Telecommunications segment decreased by € 90.0 million to an operating loss of € 29.3 million in 2003, compared to an operating loss of € 119.3 million in 2002. This improvement was mainly attributable to our higher gross margin, and the decrease in our operating expenses.

     The operating loss for our Financial Services segment decreased by € 19.6 million to an operating loss of € 56.6 million in 2003, compared to an operating loss of € 76.2 million in 2002. This improvement was mainly attributable to the earlier implementation of our restructuring programs and other cost reduction measures.

     The operating loss for our Identity and Security segment increased by € 11.7 million to an operating loss of € 47.9 million in 2003, compared to an operating loss of € 36.2 million in 2002. This increase was primarily the result of a goodwill write-down of € 19.9 million arising from impairment testing.

Financial income (expense), net

     We recorded net financial income of € 8.2 million in 2003, compared to € 51.1 million net financial expense in 2002.

     Net financial income and expense was affected by the following specific factors:

•	Provision for a loan to our former Chairman of the Board: in 2000, one of our indirect subsidiaries granted a loan to Mr. Lassus, our former Chairman of the Board. In 2002, we recorded in financial expense a € 67.6 million non-cash charge to cover the risk of possible non-reimbursement of the loan. In 2003, no additional financial expense was recorded related to this risk. We have not forgiven the loan (see Note 16 to our Consolidated Financial Statements).

•	Interest receivable on loans to senior management: net financial expense incurred in 2002 included € 1.7 million of interest income on the loan granted in 2000 by one of our indirect subsidiaries to Mr. Lassus. In 2003, no interest was accrued on this loan, given that we made a provision for the loan described above.

•	Financial income related to an advance made to a trade supplier: net financial income in 2003 included € 0.6 million of interest arising from the amendment of an advance facility made to a trade supplier that previously did not bear interest, as compared to € 1.9 million of interest income in 2002 arising from the reversal of accrued interest expenses (such advance previously bearing no interest) (see Note 9 to our Consolidated Financial Statements).

     Excluding these specific items, the net financial income reported in 2003 amounted to € 7.6 million, as compared to a net financial income of € 12.9 million in 2002, primarily reflecting the decrease in our cash balances and the decrease in the market interest rate.

Other non-operating income and expense, net

     We recorded a net other non-operating expense of € 11.1 million in 2003, compared to a net other non-operating expense of € 21.6 million in 2002. Net other non-operating expense in 2003 was attributable to foreign exchange losses (€ 8.7 million; mainly loss in time value of the option contracts used as part of our foreign currency hedging program) and losses on available-for-sale financial assets (€ 2.5 million). Net other non-operating expense in 2002 was attributable to foreign exchange losses (€ 15.1 million) and losses on available-for-sale financial assets (€ 6.4 million).

Income tax benefit (expense)

     We recorded an income tax expense of € 14.7 million in 2003, reflecting non-recognition of additional deferred tax assets on most of the losses incurred, and an increase of the valuation allowances for deferred tax assets recognized in previous years by € 7.5 million. In 2002, we recorded an income tax expense of € 9.1 million, which included a provision for tax risks of € 5.9 million relating to a tax audit in France. See “Item 8. Financial Information — Legal Proceedings”.

Net loss

     We recorded a net loss of € 159.0 million in 2003, or € 0.27 per share, as compared to a net loss of € 316.6 million in 2002, or € 0.53 per share. Our net loss recorded in 2003, primarily reflected € 62.0 million in restructuring expenses that we incurred in that year. In 2003, we were not affected by any further write-down on the loan granted to Mr. Lassus in 2000. Our smaller net loss recorded in 2003 also reflected a reduction of € 47.6 million in our operating expenses (excluding restructuring expenses and goodwill amortization and impairment), comprised of € 23.0 million of savings in research and development expenses, € 12.0 million of savings in selling and marketing expenses, and € 12.6 million of savings in general and administrative expenses. In 2002, our net loss primarily reflected the € 90.0 million in restructuring expenses we incurred in that year, the € 67.6 million non-cash write-down of the loan granted in 2000 to Mr. Lassus and declines in our gross margins. Our loss in 2002 was, however, offset by reductions in our operating expenses as a result of our restructuring programs.

Liquidity and Capital Resources

     Our financial position remained strong during the year 2004. Cash and cash equivalents were € 388.4 million at December 31, 2004, as compared to € 390.7 million at December 31, 2003, despite significant cash outlays of € 82.2 million. These cash outlays included € 34.9 million related to the tax assessment in France, € 25.3 million related to restructuring plans and € 22.0 million payment on an escrow account relating to a pending lawsuit. See “Item 8. Financial Information – Legal Proceedings”.

     Operating activities generated € 27.0 million of cash during 2004, compared to € 10.1 million used in 2003. Accounts payable and related current assets as of December 31, 2004, increased by € 20.8 million as compared to December 31, 2003. Accounts receivable and related current liabilities as of December 31, 2004, increased by € 3.0 million as compared to December 31, 2003. Inventory levels as of December 31, 2004, increased by € 19.5 million as compared to December 31, 2003. The year 2004 was also affected by € 25.3 million paid in connection with our restructuring programs as compared to € 57.0 million in 2003.

     Net cash used in investing activities during the year 2004 was € 26.1 million as compared to € 16.7 million used in 2003 primarily due to higher capital expenditures, which were € 22.9 million in 2004 as compared to € 15.2 million in 2003.

     Financing activities used € 3.4 million of cash during 2004, as compared to € 6.3 million cash used in 2003.

     We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable liquidity needs within the next two years. At December 31, 2004, cash and cash equivalents amounted to € 388.4 million.

     We also use certain financial instruments in our foreign currency hedges. For a description of our foreign currency hedges, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 8 to our Consolidated Financial Statements.

Critical Accounting Estimates and Policies

     Our annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

     We consider our critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, we evaluate our estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. We believe that the following represents our critical accounting policies that require significant management judgments and estimates. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see Note 2 of the Consolidated Financial Statements.

Revenue recognition

     Revenues from our product sales are recorded upon transfer of title and risk of loss provided that no significant obligations of ours remain and collection of the resulting receivable is probable. We record deferred revenue for cards that are invoiced to customers but not shipped because they require customization by us. Procedures exist which are regularly reviewed to ensure that the policies are consistently applied throughout our subsidiaries worldwide.

Impairment of goodwill and other long-lived assets

     Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by management are used in those computations. Future cash flows are discounted using our cost of capital at the time of the acquisition to which the goodwill is related. We consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner we use the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. We believe that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions such as a drastic decline in consumer demand could negatively affect the valuations of goodwill.

     Other assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

     Under our current assumptions we believe that no further material impairment of goodwill and other long-lived assets is required.

Inventory

     Our industry is highly competitive and influenced by rapid technological change, frequent new product development, changes in demand, product pricing pressure and rapid product obsolescence. We regularly review inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of inventory. Inventories are carried at the lower of cost or market, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and development

     Our results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investments by our businesses and the success of these products depends on their acceptance by customers and business associates. Further, our businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being first to market new products and services.

     There can be no assurance that we will successfully introduce new products and services, that these products and services will be accepted by customers, or that our businesses will recoup or realize a return on their capital investments. We capitalize certain development costs when it is probable that a development project will be a success and once technological feasibility is established, otherwise such costs are recognized as an expense when incurred.

     These costs are capitalized through the time the product under development is produced and future profitability is demonstrated. These costs are then amortized on a systematic basis over their expected useful lives, which due to the constant development of new technologies does not exceed three years. During the development stage, management must exercise judgment in determining technological feasibility and future profitability of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.

     In addition, from time to time we may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.

Restructuring

     We have gone through three restructuring programs during the last three years. Provisions for restructuring were recognized only when a detailed formal plan for restructuring did exist and the main features of the plan were announced. The remaining restructuring provisions are principally for ongoing rents for closed sites and payment obligations for employee terminations. The latter is mainly linked to the close of a plant in Germany.

     The balances of our restructuring provisions are reviewed at each reporting period and adjustments are recorded when deemed necessary.

Income taxes

     As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in potential deferred tax assets and liabilities. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or unknown, we do not recognize those deferred tax assets. The recognition of deferred tax assets is based on our estimates of taxable income by jurisdiction and assumptions regarding the period over which our deferred tax assets will be recovered.

     Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities.

Hedge accounting

     We account for derivative financial instruments in accordance with IAS 39. This requires that derivatives are initially recognized at fair value on the date the derivative contract is entered into and subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument and the amount and timing of the item being hedged. We make significant estimates when calculating the fair value of our derivative instruments and when identifying the amount and timing of the items being hedged.

     Fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward exchange contracts is calculated according to parameters obtained from official information providers or fixings by central banks, and using the following variables: (i) spot foreign exchange rate at the date the valuation is performed; (ii) risk-fee interest rates; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.

     Fair value of the option contracts at inception equals the option premiums. Option contracts are marked-to-market during their life and at expiration using standard option pricing method (such as Black & Scholes option pricing model), based on market parameters obtained from official information providers or fixings by central banks, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; (v) expiration date of the option.

     Large shifts in the market conditions above could lead to significant changes in the fair value of our financial instruments which could result in material movements in the Consolidated Financial Statements.

Changes in accounting rules could affect our reported results

     The International Accounting Standards Board regularly revises current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to the existing rules. It is not possible to predict the affect on our reported results of any such rule changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.

Market Risk

     In the conduct of our business, we are exposed to a number of market risks, including currency exchange risks, interest rate risks and credit risks. To hedge our market risk exposures, we use several types of derivative instruments. We discuss our exposure to market risks and our hedging activities in “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

U.S. GAAP Reconciliation

     We prepare our Consolidated Financial Statements in accordance with IFRS, which differs in several respects from U.S. GAAP. As a result, our net income and shareholders’ equity are different under U.S. GAAP and under IFRS.

     The following table sets forth our consolidated net income under IFRS and under U.S. GAAP for the periods indicated.

	Year ended December 31,
	2004	2003	2002
		Restated	Restated
	(millions of euros)
IFRS net income (loss)	6.3	(159.0)	(316.6)
Total differences between U.S. GAAP and IFRS	1.9	(22.7)	36.9

U.S. GAAP net income (loss)	8.2	(181.7)	(279.7)

     One of the principal differences affecting the determination of our net income under U.S. GAAP compared with IFRS has resulted from the granting of share options to our executive officers and employees. In accordance with IFRS, the issuance of share options has not had any affect on net income at the time of grant or of exercise of the options. Under IFRS, upon exercise of the options, the price paid for the underlying shares is allocated to share capital and paid-in-capital. Under U.S. GAAP the difference between the exercise price and the fair market value of our shares at the time the options are granted generates compensation expense. Consequently, the accounting for share options in accordance with U.S. GAAP resulted in a net compensation expense of € 7.0 million for the year ended December, 31, 2004, € 6.4 million for the year ended December 31, 2003, and € 2.9 million for the year ended December 31, 2002.

     Another significant difference affecting the determination of our net income under U.S. GAAP compared with IFRS has resulted from goodwill amortization. As a result of the adoption of SFAS 142 as of January 1, 2002, we no longer amortize goodwill under U.S. GAAP.

     The following table sets forth our shareholders’ equity under IFRS and U.S. GAAP as of the dates indicated.

	As of December 31,
	2004	2003	2002
		Restated	Restated
		(millions of euros)
IFRS shareholders’ equity	721.3	707.1	875.6
Total differences between U.S. GAAP and IFRS	4.5	(7.0)	3.2

U.S. GAAP shareholders’ equity	725.8	700.1	878.8

     For a discussion of the differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see Note 39 to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

     We maintain a longstanding commitment to investing in a broad range of research and development initiatives to strengthen our leadership in chip card technology and software, such as our research initiatives in open operating systems, cryptographic processes and application development and remote management tools. The focus of our research and development is to develop new software and integrated systems based on our microcontroller chip technology and to reduce the time required to bring new products and applications to market.

     We carry out our research and development activities on chip card operating systems through a centralized group responsible for the business lines of all three reporting segments (Telecommunications, Financial Services and Identity and Security). In addition, there are separate teams for all other research and development initiatives undertaken by each reporting segment.

     Our research and development activities are organized on a global basis, with our main research and development centers located in France, Singapore, Germany and China. We believe we have one of the largest research and development teams in the chip card industry both in terms of gross research and development expenditures and number of employees. As of December 31, 2004, we had 608 engineers working in our research and development centers around the world (plus an additional 34 engineers working in our manufacturing group), compared to 612 engineers as of December 31, 2003 and 711 engineers as of December 31, 2002.

     In 2004, our gross research and development expenditures were € 68.2 million, or approximately 7.9% of our net sales, compared to gross research and development expenditures of € 63.9 million, or approximately 8.5% of our net sales in 2003, and of € 95.3 million, or approximately 12.1% of our net sales in 2002. A portion of these expenditures was financed through grants and research tax credits available under certain government programs, which amounted to € 4.3 million in 2004, € 2.7 million in 2003, and € 5.6 million in 2002.

     We also maintain certain licenses to third parties technologies. See “Item 4. Information on the Company — Business Overview — Intellectual Property”.

TREND INFORMATION

Trends in the Markets for our Telecommunications Segment

     After a market downturn starting in 2001 and continuing into early 2002, growth in the markets for our wireless products (primarily SIM cards) started to re-emerge in 2003 and was strong in 2004. This corresponded with new demand for more advanced wireless telecommunications services, including wireless data transmission, and growth linked to further adoption of wireless communication systems using SIM cards. In addition, wireless telecommunications services continued to become more financially accessible in developing economies, along with continued improvement in the wireless communications infrastructure in those areas.

     The portion of increased demand that most positively affected our performance was demand for higher priced wireless products (primarily SIM cards with greater capabilities). In 2004, the favorable shift to these higher-end wireless products and the stronger overall demand for wireless products were sufficient to overcome the continuous selling price pressure in this segment.

     We believe that our Telecommunications segment should benefit if the wireless sector continues to gain momentum through 2005. Growth in our Telecommunications segment may, however, be somewhat lessened by continued declines in the demand for public telephony phonecards and by price pressures due to increased competition.

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

Trends in the Markets for our Financial Services Segment

     Progress in the markets for our financial services products was also negatively affected by the downturns of 2001 and 2002. A significant hindrance to growth in the past has been the absence of widely accepted technology standards for improved interoperability of products. The adoption of the EMV standard for chip card-based payment systems should be a positive impact in the adoption of chip cards in 2005.

Trends in the Markets for our Identity and Security Segment

     As government and corporate demand increases toward more secure systems for authenticating persons and controlling access to networks and facilities, there should be opportunities to promote the adoption of chip card-based security systems. Our strategy is focused on selling subsystems based on software components, value-added services and high-end cards. We believe our Identity and Security segment also stands to benefit from broader acceptance of technology standards that would allow larger organizations to implement chip card security and identity systems with more confidence in system interoperability and forward compatibility.

     We believe our abilities to produce large volumes of chip cards and deliver associated infrastructure and integration services should position us to capture market share as spending increases in this sector.

Trends in Our Development

     In 2004, we realigned our business units into three segments: Telecommunications, Financial Services and Identity and Security. This realignment separated our former Financial Services and Security segment into two business units. While our Identity and Security segment is starting from a small base, we believe its potential growth merits its treatment as a separate business unit. We believe this realignment will enable us to better serve our customers over time through more focused sales and marketing efforts in all our business units.

     The restructuring programs that we implemented in recent years are starting to deliver lower fixed costs. We intend to continue to keep focusing on managing costs, and are further implementing processes to better control our expenses.

     The anticipated improvement in our profitability, however, assumes an average exchange rate of approximately US$1.20 per euro. The effects of currency fluctuations have played a significant factor in our results in the recent past and may continue to do so; however, we have attempted to mitigate our losses through our hedging programs. See Note 8 to our Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

     There are no off-balance sheet transactions that have, or are reasonable likely to have, a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources that would be material to our shareholders.

(in millions of euros)
December 31	2004	2003	2002

Performance, downpayment and bid bonds	10.4	10.8	15.8
Guarantees related to operations	3.8	6.5	9.4

Total guarantees issued	14.2	17.3	25.2

     As of December 31, 2004, the amount of guarantees, mainly representing performance bonds and bid bonds, amounted to € 10.3 million. These guarantees are primarily made in the ordinary course of business where our customers demand guarantees to secure our performance under contracts or tenders for business which become payable based upon non-performance by us.

     As of December 31, 2004, guarantees related to operations included an amount of € 2.6 million relating to a potential liability in respect of the restricted cash in China (see Notes 9 and 37 to our Consolidated Financial Statements). These guarantees also included an amount of € 887 thousand (DKK 6.6 million) relating to a stand-by letter of credit issued by us in favor of Realtime A/S (see Note 37 to our Consolidated Financial Statements and “Item 7. Related Party Transactions”). See Note 35 to our Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

	Schedule of payments		(in millions of euros)
Contractual obligations
as of December 31, 2004	Total	Less than 1 year	1 to 5 years	More than 5 years

Finance lease obligations	44.6	7.2	25.5	11.9
Operating lease obligations	18.4	3.9	6.1	8.4
Purchase obligations (1)	60.9	60.9	—	—

Total	123.9	72.0	31.6	20.3

(1)	Including € 46.8 million related to microprocessor chips purchase commitments.

     As of December 31, 2004, no obligations or commitments other than those disclosed above would have a significant affect on our Consolidated Financial Statements.

     We also have certain commitments arising from our foreign currency hedges. For a description of our foreign currency hedges, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 8 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

BOARD OF DIRECTORS

     Under Luxembourg law, our board of directors is vested with broad powers to manage our company. All powers not expressly reserved by law or by the articles of incorporation to the shareholders fall within the powers of the board of directors.

     Our board of directors currently has twelve members. Members of our board of directors are appointed by the shareholders to serve terms not to exceed three years and may be re-appointed for consecutive terms. They may resign at any time, and their functions as members of our board of directors may be terminated at any time by a simple majority of the votes of the shareholders voting at a general meeting. Under Luxembourg law, a director may be an individual or a corporation.

     Our board of directors held eight meetings in 2004. At these meetings, the average attendance (physically and by telephone) was 81.25%.

     As of January 1, 2004, our board of directors consisted of Mr. Dominique Vignon (Chairman), Mr. David Bonderman (Vice Chairman), Mr. Alex Mandl, Mr. Randy Christofferson, Mr. Thierry Dassault, Mr. Geoffrey Fink, Mr. Werner Koepf, Dr. Johannes Fritz, Dr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Ronald W. Mackintosh and Mr. William S. Price III.

     On April 27, 2004, Mr. Ron Mackintosh and Mr. Thierry Dassault ceased being members of our board of directors, and our shareholders elected Mr. Michel Akkermans and Mr. Kurt Hellström to our board of directors. As of May 31, 2004, Mr. Randy Christofferson ceased to be a member of our board of directors. Effective June 1, 2004, Mr. John Ormerod became a member of our board of directors.

     Our board of directors conducts its activities in accordance with governance principles set forth in applicable regulations, exchange rules, our articles of incorporation, our Code of Ethics, committee charters and other adopted practices.

     As of April 26, 2005, the following individuals comprised our board of directors:

		Date of	Expiration
Name	Age	appointment	of Term	Occupation
Mr. Dominique Vignon	57	June 21, 2002	April 2007	Chairman of our board of directors

Mr. David Bonderman	62	December 19, 2001	April 2007	Vice-Chairman of our board of directors; Managing Partner, Texas Pacific Group

Mr. Alex Mandl	61	October 29, 2002	April 2007	Chief Executive Officer

Mr. Michel Akkermans	45	April 27, 2004	April 2007	Founder and Chairman, Clear2Pay

Mr. Geoffrey Fink	35	October 28, 2003	April 2007	Principal, Texas Pacific Group

Mr. Johannes Fritz	50	December 19, 2002	April 2007	Managing Director, Quandt family office

		Date of	Expiration
Name	Age	appointment	of Term	Occupation
Mr. Kurt Hellström	61	April 27, 2004	April 2007	Advisor, Investor AB

Mr. Werner Koepf	63	October 28, 2003	April 2007	Board member, Marconi Corporation plc

Mr. Peter Kraljic	65	April 17, 2002	April 2007	Member of the McKinsey Advisory Council

Mr. Daniel Le Gal	54	April 17, 2002	April 2007	Partner and Managing Director, Finadvance

Mr. John Ormerod	56	June 1, 2004	April 2007	Chairman Walbrook Group Limited

Mr. William S. Price	49	February 1, 2000	April 2007	Managing Partner, Texas Pacific Group

Board Committees

     Our board of directors has three committees and one subcommittee: an Audit Committee, a Compensation Committee (with a Stock Administration Committee as a subcommittee) and a Strategy Committee.

Audit Committee

     In 2004, the members of our Audit Committee were Mr. John Ormerod (Chairman), Mr. William S. Price III, Mr. Werner Koepf, and Mr. Johannes Fritz. Mr. Randy Christofferson ceased to be a member of the Audit Committee on May 31, 2004, and Mr. John Ormerod was elected in replacement of Mr. Christofferson as a member of the Audit Committee, effective June 1, 2004. On June 28, 2004, Mr. Ormerod became the Chairman of our Audit Committee. On April 13, 2005, Mr. William S. Price resigned from the committee. Since that date, the Audit Committee has consisted of three members.

     Our Audit Committee held twelve meetings in 2004. At ten of these Audit Committee meetings, all members were in attendance (physically or by telephone). At two Audit Committee meetings, there were three members in attendance. The activities of the committee are governed by a specific committee charter. Among other things, this committee reviews our financial statements, the evolution of our material litigation and claims and potential conflicts of interests with a director or any other related party and all other activities as required by law and securities exchange rules. During 2004, the Audit Committee reviewed, among other items, our Consolidated Financial Statements for 2003, our quarterly statements for 2004, the quarterly accounting judgments and material comments made by our auditors and reports on related party transactions presented to it, as well as reports on the implementation of regulations arising under the Sarbanes-Oxley Act.

     Main off-balance sheet liabilities (and particularly guarantees and foreign exchange operation) are regularly reviewed by our Audit Committee and our Chief Financial Officer.

     The Audit Committee has the sole authority with respect to the recommendation, compensation, retention and oversight of the work of our independent auditors. Luxembourg law requires our auditors to be appointed by our shareholders; therefore, our shareholders appoint the auditors upon recommendation of the Audit Committee. The Audit Committee has not established any pre-approval procedures for permissible non-audit services proposed to be performed by our independent auditors, and requires each engagement for non-audit services to be approved in advance by the Audit Committee (except for delegation to the Chairman of the Committee of the authority to approve in advance all audit and non-audit services to be provided by the auditors if presented to the Committee at the next regularly scheduled meeting).

Compensation Committee

     In 2004, the members of our Compensation Committee were Mr. Dominique Vignon (Chairman), Mr. Thierry Dassault and Mr. David Bonderman. On April 27, 2004, Mr. Werner Koepf replaced Mr. Thierry Dassault on our Compensation Committee. On February 8, 2005 Mr. Bonderman resigned from the committee and was replaced by Mr. Geoffrey Fink. The Compensation Committee held five meetings in 2004. At all these meetings, all members were in attendance (physically or by telephone). The activities of the committee are governed by a specific committee charter. Among other things, this committee reviews our Chief Executive Officer compensation and makes recommendations on the compensation of all our executive officers and directors. The Compensation Committee follows guidelines that generally call for the bonus portion of senior executive compensation to vary between 75% and 100% of the applicable salary, depending on the executive’s position. Generally, one-half of this bonus depends on the performance of the company, and the other half depends on achievement of individual objectives related to the executive’s performance. The committee also evaluates and recommends candidates for new directors and for the selection of our Chairman and Chief Executive Officer.

     In 2004, the members of our Stock Administration Committee, acting as a subcommittee to the Compensation Committee were Mr. Alex Mandl, Mr. Philippe Duranton, Mr. Yves Guillaumot, Mr. Stephen Juge and Mr. Frans Spaargaren. As of June 1, 2004, Mr. Frans Spaargaren replaced Mr. Yves Guillaumot as a member of the Stock Administration Committee. The activity of this committee is governed by a specific committee charter. The Stock Administration Committee’s role is to advise the board of directors concerning stock option issuances and related matters. Stock options are generally granted to executives and certain other personnel when they are hired, and potential additional grants are subject to annual review based on individual and collective company achievement criteria.

Strategy Committee

     In 2004, the Strategy Committee consisted of Mr. Dominique Vignon (Chairman), Mr. Peter Kraljic, Mr. Daniel Le Gal, Mr. Alex Mandl and Mr. William S. Price III. The Strategy Committee met one time in 2004, with all members in attendance. The Strategy Committee’s role is to advise the board of directors concerning our overall strategy and long term planning.

SENIOR MANAGEMENT

     Our board of directors has, with the authorization of our shareholders, delegated the day-to-day management of our company, including the power to act on behalf of our company and sub-delegate powers, to the Chief Executive Officer, for matters up to 30 million euros. This delegation is subject to certain powers reserved by law to the board of directors or our shareholders.

     In September 2002, Mr. Alex Mandl became our Chief Executive Officer, replacing Mr. Ronald Mackintosh. In January 2004, Mr. Jacques Seneca was appointed as the head of the newly formed Identity and Security business unit, Mr. Philippe Combes was appointed as the head of the Financial Services business unit and Mr. Ernest Berger was appointed President of Gemplus North America. On June 1, 2004, Mr. Frans Spaargaren was appointed as our Chief Financial Officer, replacing Mr. Yves Guillaumot. On April 18, 2005, Mr. Martin McCourt was appointed President of Gemplus Asia.

     The following table sets forth the name, age and current position of each of our top executive officers as of, June 2, 2005.

Name	Age	Position
Mr. Alex Mandl	61	Chief Executive Officer

Name	Age	Position
Mr. Ernest Berger	50	Executive Vice President, Gemplus North America

Mr. Philippe Combes	52	Executive Vice President, Operations and Financial Services Business Unit

Mr. Philippe Duranton	45	Executive Vice President, Human Resources

Mr. Stephen Juge	51	Executive Vice President, General Counsel

Mr. Martin McCourt	43	Executive Vice President, Gemplus Asia

Mr. Jacques Seneca	45	Executive Vice President, Business Development Group and Security and Identity Business Unit

Mr. Frans Spaargaren	49	Executive Vice President, Chief Financial Officer

Mr. Philippe Vallée	40	Executive Vice President, Telecom Business Unit

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

     Alex Mandl has served as Chief Executive Officer since September 2002, and as director since October 29, 2002. From April 2001 through August 2002, Mr. Mandl was a principal in ASM Investments focusing on technology investments. Previously, Mr. Mandl served as Chairman and CEO of Teligent, a company he started in 1996, offering the business markets an alternative to the local Bell Companies for telecommunication/internet services. From 1991 to 1996, Mr. Mandl was with AT&T where he served as President and Chief Operating Officer with responsibility for long distance, wireless, local communications and Internet services. Prior to his President/COO position, he was AT&T’s Chief Financial Officer. Between 1987 and 1991, Mr. Mandl was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services. In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. Mr. Mandl began his career in 1969, when he joined Boise Cascade Corp. as a merger and acquisition analyst, and he held various financial positions during the next eleven years. Mr. Mandl holds a Master of Business Administration from the University of California at Berkeley and a Bachelor of Arts degree in economics from Willamette University in Salem, Oregon. Mr. Mandl serves on the boards of Dell Computer Corporation, the Walter A. Haas School of Business at the University of California at Berkeley, Willamette University and the American Enterprise Institute for Public Policy Research.

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

     Michel Akkermans has served as one of our directors since April 27, 2004. Mr. Akkermans is a successful entrepreneur specializing in information technology for the banking industry. Mr. Akkermans holds a Master of Science in Electronic Engineering and Computer Sciences and a degree in Economics & Finance from the University of Leuven in Belgium. He is currently Chairman and Chief Executive of Clear2Pay, a software solutions company that helps financial institutions to provide branded electronic payment services. Mr. Akkermans was previously Chairman and CEO of FICS and Former Executive Chairman of NASDAQ-listed S1 Corporation, the market leader in internet banking. In addition to Clear2Pay, he also serves on the boards of Capco, Data4s, Approach, Proficient, and is a member of the Advisory Board of GIMV.

     Ernest Berger has served as President of Gemplus North America since January 2004. He has 15 years of experience in the financial services sector with American Express from 1990 to 1995, and with First USA from 1995 to 1999, where he held senior management positions. More recently, Mr. Berger was a member of the executive team at the New York office of Walker Digital, and then managed his own consulting firm. He holds a Bachelor of Science in Mechanical Engineering from Columbia University in New York, and an Master of Business Administration from the Wharton School, University of Pennsylvania, in Philadelphia.

     Randy L. Christofferson has served as a director from November 2000 to May 31, 2004. Mr. Christofferson has been the Managing Director of MIOGA Ventures since 2000. From August 1999 to September 2000, Mr. Christofferson served as Chief Executive Officer of Walker Digital. From 1995 to 1999, Mr. Christofferson served as President of First USA Bank. From 1990 to 1995, Mr. Christofferson held several senior management positions at the American Express Company, including President of Amex Relationship Services, Senior Vice President of Worldwide Quality and Reengineering and Senior Vice President of Corporate Strategy and Advanced Technology. Prior to 1990, Mr. Christofferson was a partner of Bain & Company. Mr. Christofferson received his Master of Business Administration from Harvard University and graduated with highest honors from Michigan State University, where he earned a Bachelor of Science in Chemical Engineering. Mr. Christofferson serves on the boards of directors of IntelliRisk Management Corporation, FineStationery.com, DeNovo, Inc. and the Delaware Art Museum.

     Philippe Combes was appointed Executive Vice President, Operations on February 12, 2003, and as head of the Financial Services Business Unit with effect as of January 20, 2004. Prior to joining Gemplus, Mr. Combes had been running his own executive coaching consultancy. From 1998 to 2002, he was CEO of Philips Displays, based in Holland, the worldwide leader in consumer displays. From 1988 to 1998, Mr. Combes served in general management positions for Thomson Multimedia in Hong Kong, China, Poland and France, including VP Operations for Displays. In 1975 he joined Schlumberger Industries where he held various operational responsibilities in France, Brazil and Indonesia. Mr. Combes has a Bachelor of Arts degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) with a Masters in Robotics and Electronics.

     Thierry Dassault served as a director from April 2002 to April 27, 2004. He currently serves as the Chairman of Dassault Multimedia, a venture capital company that holds investments in companies such as ATARI (Infogrames), Hi-Média, EMME Interactive and Welcome Real Time in which Mr. Dassault also serves as director. Prior to that, from 1985 to 1993, he was Producer Partner at Claude Delon Productions Company. From 1982 to 1984, he was General Manager in an alarm systems company, and from 1979 to 1981, he was director of the Equipments Civils pour l’Electronique Serge Dassault company in Brazil. Mr. Dassault has served on the supervisory board of Gemplus S.A. from 1998 to May 2004 and as Vice-Chairman from March 2001 to May 2004. He serves on the boards of various companies, including Chapitre.com, Dassault Multimedia and Groupe Industriel Marcel Dassault. He also serves on the supervisory board of Société du Journal des Finances.

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

     Johannes Fritz has served as a director since December 2002. He has been the managing director of the Quandt family office since June 2000. From 1991 to June 2000, he was a managing director responsible for all financial affairs of the Quandt family office and running its day-to-day-business. In 1989 he joined the Quandt family office. Prior to that, he spent five years at KPMG covering financial institutions and industrial companies. From 1982 to 1983, he worked with Bertelsmann AG in the area of human resources. Mr. Fritz studied at Mannheim University where he was awarded a Master and Doctor degree in Business Administration. As a research associate he followed a postgraduate education at the business school of the New York University. Mr. Fritz earned a degree as a tax advisor and a certified public accountant (CPA). He serves on the advisory board of Drees & Sommer AG, as a member of the regional council of Deutsche Bank and on the advisory board of BHF-Bank.

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

     Kurt Hellström has served as a director since April 27, 2004. Mr. Hellström is the former President and Chief Executive Officer of Ericsson, the major telecommunications group, where he spent almost 20 years in a number of senior roles. Earlier in his career, he held commercial positions with Jugner Instrument and Standard Radio & Telephone. Mr. Hellström holds a Master of Science in Electrotechnology. He serves on the Boards of Atlas Copco, Bharti Televentures in India and Spirent.

     Werner Karl Koepf has served as a director since October 2003. Mr. Koepf currently holds various senior management positions at Marconi Corporation plc London UK, in particular he serves as director and member of the audit, nominations, remunerations and operations review committee. Mr. Koepf serves as well as Chairman of the supervisory board and the nominations committee of Marconi Communications GmbH, and as Chairman of the supervisory board of Marconi Communications Holding GmbH. From 1993 to 2002, Mr. Koepf was successively Vice President and General Manager of the General Business Group of Compaq Computer Europe Middle East and Africa (EMEA) and Chief Executive Officer and Chairman for Compaq Computer, EMEA. From 1989 to 1993, Mr. Koepf was Chairman and Chief Executive Officer for European Silicon Structures S.A. in Luxemburg. Previously, Mr. Koepf held various management positions at Texas Instruments Inc., including as Vice President and General Manager of several divisions of the group. Mr. Koepf received a Master of Business Administration from Munich University and a Bachelor of Electrical Engineering degree with honors from the Technical College in St. Poelten in Austria. Mr. Koepf is an advisor for Techno Venture Management GmbH, a venture capital company in Munich and Boston (Massachusetts). Mr. Koepf is Chairman of the board of directors of PXP Software AG in Austria.

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

     Peter Kraljic has served as a director since April 2002. He currently serves as a senior director with McKinsey Advisory Council, New York. Dr. Kraljic joined McKinsey in 1970 and has worked extensively on strategic, organizational, operational and restructuring programs for industrial companies in Germany, Austria, France as well as in Central and Eastern Europe. From 1993 to 1998, he was responsible for McKinsey’s activities in France as “Directeur Général”. Prior to joining McKinsey, Dr. Kraljic worked as a researcher in La Continentale Nucleaire, Luxembourg, as well as for the Welding Institute Ljubljana, Slovenia. Dr. Kraljic holds a degree in metallurgy from the University of Ljubljana, a Doctorate from the Technical University Hanover and a Masters in Business Administration from INSEAD, Fontainebleau, France. Dr. Kraljic serves on the supervisory board of the Wolfsburg AG association, LEK d.d. and of IEDC Bled Management School.

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

     Martin McCourt has served as President of Gemplus Asia since April 2005, responsible for the whole of Asia, including Asia Pacific, Greater China, Japan and Korea. He has 20 years of experience in the Telecom sector, including several years focused on Asian markets. He has held leadership roles in R&D, Sales and Marketing, Operations, Strategy and M&A and was most recently Vice President of Corning Cable system’s Project Services business. Mr. McCourt has a Master of Business Administration from INSEAD, a Ph.D in Integrated Optics from the Institut National Polytechnique in Grenoble and a Bachelor of Electronic Engineering from University College Dublin.

     John Ormerod has served as our director since June 1, 2004. Mr. Ormerod became a Senior Partner in the UK practice of Deloitte & Touche LLP, the international accounting firm from 2002 until May 2004 and a member of the firm’s UK Executive and Board. In 1981, Mr. Ormerod was a Partner of Andersen. He served two years on Andersen’s Worldwide Chief Executive’s Advisory Council and was European Technology, Media & Telecommunications (“TMT”) practice leader and member of the Global TMT Industry team executive. Mr. Ormerod was the Chairman of Andersen’s UK Partnership Council (from 1999 until 2000) and Andersen’s UK managing partner (from 2001 until 2002) Mr. Ormerod was educated at Oxford and is a Chartered Accountant. He serves on the board and chairs the audit committee of Transport for London. Mr. Ormerod is presently the Chairman of Walbrook Group Limited. Mr. Ormerod is a non-executive director of BMS Associates Limited, trustee of the Roundhouse Trust and member of the Global Advisory Board of London Business School.

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

     Jacques Seneca has served as our Executive Vice President, Business Development Unit since January 2003, and as head of the ID & Security Business Unit with effect as of January 20, 2004. Prior to that date, he served as General Manager of our GemVentures Services Unit from September 1, 2001, and continues in that role. Mr. Seneca joined Gemplus in 1989 as Project Manager. He has held several management positions as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, and as Executive Vice President for Gemplus Marketing & Technology. Mr. Seneca has been a member of the Gemplus Executive Committee since 1990. Prior to joining our company, he worked with ST-Microelectronics where he held various positions in the fields of manufacturing, marketing and business development. Mr. Seneca holds a Bachelor’s degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) and a Business Administration degree from IAE of Aix-en-Provence in France.

     Frans Spaargaren has served as our Chief Financial Officer and Executive Vice President of Gemplus since June 2004. Before joining Gemplus he was Executive Vice President of Philips International, with responsibility for Philips’ joint venture operations with LG Electronics. From May 1998 till November 2001 he was Chief Financial Officer and Executive Vice President of Philips Components. Prior to that he held various positions in general and financial management at Varta Batteries, latest as a Member of the Divisional Board of Varta Portable Batteries. Mr. Spaargaren has a Bachelor’s degree in Economics and Accounting from Utrecht University, a post-graduate Diploma in Financial Management, and a Master in Business Administration from Henley Management College, United Kingdom.

     Philippe Vallée has served as our Executive Vice President, Telecom Business Unit since February 2002. He was Vice-President Marketing of the Telecom Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Mr. Vallée has 12 years of experience in the chip card industry and has served in various marketing, product management and sales capacities in our company. Prior to joining our company, Mr. Vallée served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardère Group) in France. Mr. Vallée has a Bachelor’s degree in Electronics and Telecommunications Engineering and a Master of Science in Marketing Management from ESSEC.

COMPENSATION OF DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS

     Aggregate compensation paid by us with respect to our directors and executive officers as a group for the fiscal year ended December 31, 2004 was approximately € 8,332 thousand, including € 5,109 thousand to our executive officers and € 3,223 thousand to our directors. In addition, a total of 2,400,000 options were granted to our directors and executive officers as a group during 2004.

     The following table presents the gross amounts of the compensation paid for the fiscal year ended December 31, 2004 to our mandataires sociaux (as defined under French law), which legal term includes our Chief Executive Officer and certain of our directors1.

Total amount in
Name	Thousands of euros
Michel Akkermans	34
David Bonderman	54
Randy L. Christofferson	26
Geoffrey Fink	50
Johannes Fritz	62
Kurt Hellström	34
Werner Karl Koepf	65
Peter Kraljic	51
Alex J. Mandl[2]	2,298
Daniel Le Gal	51
Ronald Mackintosh	16
John Ormerod	44
William S. Price	65
Dominique Vignon	373
Total	3,223

[1]	Directors not listed did not receive any compensation from us for the year 2004.

[2]	Includes bonus and housing allowance. See “Item 19. Exhibits”.

     At the annual meeting of the shareholders held on April 27, 2004, our shareholders approved the principles of the compensation of directors amounting to a maximum of € 1 million. Subsequently, on April 27, 2004, our board of directors decided to allocate compensation to individual directors of € 50 thousand per year per director as compensation in connection with services performed as a member of our board of directors, plus € 20 thousand for the Audit Committee Chairman, € 10 thousand for elected committee Chairmen, plus € 1 thousand per committee meeting attendance for each committee member. On April 26, 2005, our board of directors decided, subject to the shareholders approval of the principles of the amount of the compensation, to allocate compensation to individual directors in the same manner as decided on April 27, 2004. At the annual meeting of the shareholders held on April 26, 2005, our shareholders re-approved the principles of the compensation of directors amounting to a maximum of € 1 million. Mr. Thierry Dassault waived his compensation for 2004.

     None of the non-employee directors have any agreement with us that provides for benefits upon termination of service. Mr. Vignon is an employee of our company in respect of his capacity as a Chairman of our board of directors and, therefore, may be entitled to ordinary benefits upon termination of his employment.

STOCK OPTIONS

In General

     On July 27, 2000, we adopted a stock option plan that provides for the grant of stock options to our employees. The term of the options granted under the plan is determined by the notice of grant, and will not exceed ten years from the date of the grant of the option. Pursuant to an authorization of the shareholders during an extraordinary general meeting held on April 29, 2003, options may be granted under the current plan until May 31, 2006.

     The maximum number of shares of common stock that may be issued under the current stock option plan is 50,000,000. As of March 31, 2005, 32,931,106 stock options were outstanding.

     Our employees are also currently beneficiaries under the stock option plans previously adopted for Gemplus S.A., our main operating subsidiary in France. Our employees may contribute to our company the stock options or the shares of Gemplus S.A. received upon exercise of these options in exchange for options or shares, as applicable, of our company. As of March 31, 2005, 304,365 options for subscription of shares of Gemplus S.A. were outstanding under the old plans. If such Gemplus S.A. stock options outstanding as of March 31, 2005 were exercised or exchanged for options of our company and if all the shares resulting from the exercise of these options were contributed to our company, the beneficiaries would be the holders of 15,218,250 of our shares. In addition, certain employees of Gemplus S.A. have elected to receive stock options of our company in exchange for their Gemplus S.A. stock options. As of March 31, 2005, 2,471,417 options resulting from the conversion of Gemplus S.A. stock options were outstanding.

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

Plan Administration

     Our stock option plans are administered by the Stock Administration Committee that reports plan activities to the Compensation Committee of our board of directors on a quarterly basis. Under the option plan and other guidelines, the Stock Administration Committee has limited authority to determine, in its discretion:

•	the persons to whom options are granted (except any grant of options to directors and senior executive officers, which is under the authority of the Compensation Committee);

•	the vesting schedule and conditions under which the options may be exercised, including any lockup periods; and

•	any other matters necessary or desirable for the administration of the option plan.

Vesting Period

     Unless otherwise decided by the Stock Administration Committee, the vesting period for options granted under our stock option plans will be four years, with 25% of the granted options vesting in each year, exercisable upon each anniversary of the date of grant, subject to specific provisions pursuant to local regulations as applicable.

Option Exercise Price

     Our stock option plans require that the exercise price for issued options be 100% of the fair market value of the underlying shares of common stock on the date of grant as determined by the Compensation Committee or the Stock Administration Committee, subject to specific provisions pursuant to local regulations as applicable. The exercise price may not be less than 100% of the value of the underlying shares on the relevant stock exchange on the date of grant, subject to applicable law.

     On April 17, 2002, our board of directors approved a plan whereby our employees were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July 2000 and December 31, 2001 and to receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 17,106,162 options were cancelled according to the instructions of the option holders. The new options vest over a period of 3.5 years subject to the following schedule: 25% vested after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, 25% vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). Out of the 17,034,084 new stock options granted in connection with this exchange on December 10, 2002 for worldwide employees and July 22, 2003 for employees in the UK, 12,463,518 stock options were outstanding as of March 31, 2005.

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

     Adjustments upon Changes in Capitalization. Our stock option plans provide for an adjustment in the number of shares of common stock available to be issued under the plans, the number of shares subject to options and the exercise prices of options upon changes in our capitalization.

     Adjustments upon Change of Control. Our stock option plans provide for certain rights relating to vesting of outstanding employee options upon the occurrence of a change of control and similar events.

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

Senior Management Stock Options

     On November 10, 2000, our shareholders authorized our board of directors to increase our share capital and issue up to 60,000,000 shares to our directors and executive officers (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of directors, in the form of free shares, in each case on terms and conditions determined by our board of directors in its sole discretion. Our board of directors may issue these stock options and free shares from time to time over a five-year period from the date of publication of the shareholder resolution and in accordance with Luxembourg law. As of March 31, 2005, 21,197,500 such stock options were outstanding. The stock options issued pursuant to this shareholder resolution are not subject to the terms and conditions of our stock option plans, but are subject to the terms of a separate plan for this reserve of stock options.

     On April 17, 2002, our board of directors approved a plan whereby members of our senior management were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July, 2000 and December 31, 2001 and receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 250,000 options were cancelled according to the instructions of the holders. On December 10, 2002, 250,000 new options were granted. The new options vest over a period of 3.5 years subject to the following schedule: 25% vested after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, and 25% vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). As of March 31, 2005, 187,500 of the stock options granted on December 10, 2002 were outstanding.

     During 2004, our executive officers were granted 2,400,000 stock options at an exercise price of € 1.79, € 1.58 or € 1.45. None of such options were exercised during 2004.

     On May 23, 2005, our board of directors resolved to grant certain stock options under authorizations from our shareholders. Under this arrangement, our board of directors decided to issue options for 5,524,140 shares to certain senior managers under substantially the same vesting conditions and other terms as our existing stock option plans. Our board of directors also decided under this arrangement to issue options for 6,000,000 shares to certain senior executives, excluding our CEO, with vesting linked to our share price performance and at an exercise price of € 2. These more stringent vesting conditions for the options for senior executives are generally as follows: 100 % of the options will vest if our share price reaches € 4 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if our share price reaches € 3.5 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40 % of the options will vest if our share price reaches € 3 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if our share price does not reach € 3 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The board of directors has resolved that we should issue these stock options and has delegated the implementation of the plan to the Compensation Committee and the Stock Administration Committee.

Major grants and exercise of stock options by employees of the company

     The following table sets forth certain information with respect to: (i) stock options granted to the ten employees of our company (i.e., excluding the non-employees directors) who received the largest number of stock options granted in 2004; and (ii) the exercise of stock options by the ten employees who, by exercising stock options during 2004, acquired the largest of shares.

		Weighted average
	Total amount	price of the
	of options	options granted
	granted or	or shares
	Shares	subscribed or
	Subscribed	Acquired
	or acquired	(in €)	Stock Option Plan
Options for shares in Gemplus International S.A. granted in 2004 to the 10 employees who received the largest amount of stock options	3,140,000	1.66	Plan adopted on July 27, 2000 and November 10, 2000
Options for shares in Gemplus International S.A. exercised in 2004 by the 10 employees who, by exercising stock options, acquired the largest number of shares	128,946	1.13	Plan adopted on July 27, 2000 and November 10,2000
Options for shares in Gemplus S.A. exercised in 2004 by the 10 employees who, by exercising stock options, acquired the largest number of shares	3,978	1.35	Plan adopted on December 21, 1997

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

     As of April 26, 2005, Mr. Alex Mandl owned 503,130 of our common shares, representing 0.074% of our shares on a fully diluted basis, and had options to subscribe to 12 million of our common shares, with a purchase price of € 0.84 and € 2.25 for, respectively, 8 million shares and 4 million of such options, that, upon exercise, would represent 1.76% of our shares on a fully diluted basis.

     As of April 26, 2005, Mr. David Bonderman was a Managing Partner of Texas Pacific Group, Mr. William Price was a Managing Partner of Texas Pacific Group, and Mr. Geoffrey Fink was a Principal of Texas Pacific Group. As of April 26, 2005, affiliates of the Texas Pacific Group held 159,305,600 of our shares, representing 26.17% of the shares outstanding. Messrs. Bonderman, Fink and Price have disclaimed beneficial ownership of any of these shares.

     As of April 26, 2005, Mr. Johannes Fritz was the managing director of the Quandt family office. As of April 26,2005, the members of the Quandt family and its affiliates owned 115,508,200 of our shares, representing 18.97% of the shares outstanding. Mr. Fritz has disclaimed beneficial ownership of any of these shares.

     None of our other officers or directors was the beneficial owner of more than 1% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions-Major Shareholders”.

EMPLOYEES

     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002 through December 31, 2004.

	2002	2003	2004
Number of employees	5,680	5,037	5,476
Category of activity
Manufacturing	3,241	2,892	3,261
Research and Development	702	557	608
Sales and Marketing	745	694	705

	2002	2003	2004
Services	242	277	286
General and Administrative	750	617	616
Geographic location
France	2,187	1,702	1,701
Rest of Europe, Middle East and Africa	1,208	1,049	1,056
Asia	1,527	1,603	1,673
Americas	758	683	1,046

     In the second quarter of 2001, we implemented the first of three restructuring and rationalization programs. The second and third programs were announced in the first and fourth quarter of 2002, respectively. The primary objective of the restructuring and worldwide rationalization programs was to reduce operating costs by consolidating, eliminating and/or downsizing existing operating locations, i.e., manufacturing plants and sales offices. We expect that all actions related to the restructuring will be completed by the end of 2005. There are no significant remaining activities to be terminated at December 31, 2004 as part of those restructuring plans though an additional 66 employees are expected to leave the company during the first half of 2005.

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

     We use temporary labor from time to time to provide short-term increases in capacity as and when required. During 2004, we did not employ a significant number of full time equivalent temporary staff.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     Our capital stock consists of ordinary shares, with no par value, which are issued in registered form. Under our articles of incorporation, each ordinary share represents one vote. The following table sets forth information with respect to the beneficial ownership of our shares by each person who is known by us to own beneficially more than 2% of our outstanding shares. The existence of treasury shares accounts for the difference between the outstanding shares percentage and voting rights percentage.

	Number of shares			Percentage of outstanding shares			Percentage of voting centers
	April 29, 2003	April 27, 2004	April 26, 2005	April 29,	April 27,	April 26,	April 29,	April 27,	April 26,
Name of Beneficial Ownership				2003	2004	2005	2003	2004	2005
Texas Pacific Group(1)	159,305,600	159,305,600	159,305,600	26.4%	26.2%	26.2%	26.4%	26.3%	26.2%
Quandt family(2)	115,508,200	115,508,200	115,508,200	19.1%	19.0%	19.0%	19.2%	19.1%	19.0%
Groupe Dassault	32,737,666	32,659,866	31,990,066	5.4%	5.4%	5.3%	5.4%	5.4%	5.3%
GE Capital	24,443,311	24,093,311	(3)	4.1%	4.0%	(3)	4.1%	4.0%	(3)
Centro Bank Group	27,167,181	22,570,681	(4)	4.5%	3.7%	(4)	4.5%	3.7%	(4)
Brunei Investment Agency	22,500,000	15,750,000	15,750,000	3.7%	2.6%	2.6%	3.7%	2.6%	2.6%
SAGEM	63,252,839			10.5%			10.5%
Treasury shares	1,319,229	1,290,129	1,261,465	0.2%	0.2%	0.2%	n/a	n/a	n/a
Other shareholders	157,303,383	235,942,734	284,995,950	26.1%	38.9%	46.7%	26.2%	38.9%	43.2%

Outstanding shares	603,537,409	607,120,521	608,811,281	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Texas Pacific Group is a group of investment funds founded by Messrs. David Bonderman, James G. Coulter and William S. Price III to pursue investment opportunities through a variety of means, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the Texas Pacific Group funds. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares of our company held by Texas Pacific Group. Messrs. Bonderman, Price and Fink are also directors of our company.

(2)	Mr. Stefan Quandt was a member of the board of directors of Gemplus S.A. from July 1999 to February 2000, and of our board of directors from February to November 2000. On May 2, 2002, the Quandt family reorganized their holdings of our shares. As of that date, 100 shares were held of record by Stefan Quandt and 100 shares were held of record by Johanna Quandt. In addition, 33,236,428 shares were held by Acton 1 Beteiligungs GmbH, 35,700,770 shares by Acton 2 Beteiligungs GmbH and 46,570,802 shares by Acton 3 Beteiligungs GmbH, all companies controlled by members of the Quandt family.

(3)	Further to the notification by GE Capital of a crossing of shareholding threshold dated September 28, 2004, the number of shares held by GE Capital as of September 28, 2004 was equal to 8,469,663 shares representing approximately 1,4% of the issued capital of our company.

(4)	As of the date of the partial bearer share registered ordered by our Company, on March 2, 2005, Centro Bank Group owned 22,570,700 shares, representing 3,7% of the outstanding shares of our company and 3,7% of the voting rights. However, this position was not confirmed during the ordinary general meeting of the Shareholders held on April 26, 2005 in Luxembourg.

     To our knowledge, there are no other shareholders holding more than 2% of our voting rights as of April 26, 2005.

     As of April 26, 2005, there were 6,647,575 of our ADSs outstanding, representing 13,295,150 ordinary shares, or 2.18% of our total shares outstanding.

     As of April 26, 2005, our total amount of shares was divided into 427,512,118 registered shares held through Euroclear and 181,299,163 registered shares registered in our share register under each owner’s name.

     In March 2005, we ordered a partial bearer share register through Euroclear for shareholders holding more than 10,000 shares as of March 2, 2005 which represented approximately 87.4% of all bearer shares.

     Our share register does not evidence any shareholders who are residents of Luxembourg. Information regarding the identity and residence of shareholders who hold their shares through Euroclear is not readily available. However, from the partial bearer share register through Euroclear ordered in March 2005, we note that 4.77%% of our outstanding shares are held by financial institutions based in Luxembourg. We are not aware of other shareholders who are residents of Luxembourg.

     As of April 26, 2005, approximately 0.32% of our registered shares were held by French residents. The percentage of shares held through Euroclear by French residents cannot be identified.

     See “Item 6. Directors, Senior Management and Employees — Share Ownership”.

RELATED PARTY TRANSACTIONS

     We have engaged in the following related party transactions:

     GemVentures 1 N.V., a wholly owned subsidiary of our company, and Dassault Multimedia SAS are minority shareholders of Welcome Real Time S.A. Mr. Thierry Dassault, one of our former directors, is also the President of Dassault Multimedia, which is one of our shareholders. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

     On March 9, 2004, Apeera Inc. entered into a Share and Asset Purchase Agreement with Intuwave Ltd. by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a consideration payable in shares of € 3 million, plus an additional € 1 million upon fulfillment of certain technological and commercial conditions. GemVentures 1 N.V. and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is one of our shareholders. Three of our directors are respectively managing partners and a principal of the Texas Pacific Group. The initial consideration, payable on completion, was to be satisfied by the issuance of shares to Apeera Inc., which designated, according to its liquidation and dissolution plan, GemVentures 1 N.V. and TPG Ventures, L.P. to receive the shares instead on March 31, 2004.

     On March 31, 2004, GemVentures 1 N.V. entered into an investment agreement with Intuwave, its investors and managers, which provides for the investment of US$2 million in consideration for the issuance of shares in Intuwave.

     Both TPG Ventures, L.P. and GemVentures 1 N.V. are represented on Apeera Inc.’s board but GemVentures 1 N.V. abstained from voting with respect to the share and asset sale given its planned investment in Intuwave.

     We are the guarantor for a stand-by letter of credit issued at its demand by Deutsche Bank in favor of Nordea Bank Danmark for the guarantee of obligations (with a maximal amount of DKK 6.6 million (€ 887 thousand) ) of Realtime A/S, a Danish company. GemVentures 1 NV, a wholly owned subsidiary of our company, is a minority shareholder of Realtime with board representation.

     On July 30, 2004, Certplus S.A., a French company in which Gemplus Trading S.A., indirectly a wholly owned subsidiary of our company, holds 99.9% of the shares, and Infrasec S.A., a French company, entered into a share contribution agreement. As a result of this agreement, Certplus contributed to Infrasec S.A. its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec S.A. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is one of our shareholders, became shareholder of Infrasec with 1.2% of the share capital of Infrasec SA, and Mr. Thierry Dassault, who was one of our directors until April 2004, has become Chairman of the Board of Directors of Infrasec. On October 13, 2004, Infrasec was renamed Keynectis S.A.

     Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of ours, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of our company, agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90 million (€ 7,982 thousands as of December 31, 2004) made by the Bank to TTEF. Afterwards, TTEF transferred its whole equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with Gemplus S.A.’s consent subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”) which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge, GTNT or the company would have to purchase back the whole equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2004, CNY 30 million (€ 2.6 million) remained to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT. As of May 31, 2005, CNY 20 million (€ 10,38 million) remains to be reimbursed by TTEF under the loan agreement.

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

     In 2000, an indirect subsidiary of ours, Zenzus Holdings Ltd, granted a loan to a then director and executive officer of ours, Mr. Marc Lassus. In December 2001, as a result of the reorganization of the management group, we agreed to pay to Mr. Lassus, an amount of USD 10 million (€ 7.335 million, € 8 million and € 9.638 million as at December 31, 2004, 2003 and 2002, respectively) upon fulfillment of certain specific conditions. In 2002, as a result of Mr. Lassus’s failure to confirm his intent and ability to reimburse the loan, we recorded a provision amounting to € 67.6 million to cover the risk of non-reimbursement of the loan. In 2003, our company submitted the matter to binding arbitration. In April 2004, the arbitral tribunal issued a final award in favor of our company and an indirect subsidiary in the amount of € 71.9 million, plus accrued interest of approximately € 7 million and attorneys’ fees and costs. The potential for any repayment of the loan depends on the financial strength of Mr. Lassus, which we believe is uncertain. The provision corresponds to the amount of the loan outstanding net of all the amounts payable to Mr. Lassus, including an amount of € 1.5 million corresponding to past employment obligations. We consider that such payments are conditioned to the reimbursement of the loan. We have not forgiven the loan and are seeking repayment by Mr. Lassus through enforcement procedures.

     In 2002, certain of our French subsidiaries, including Gemplus S.A., received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. In July 2004, we finalized an agreement with the French tax authority relating to this tax assessment. The tax assessment resulted in a net income tax charge over the period 2002 to 2004 in an amount of € 4 million (a provision of € 5.8 million was accounted for in 2002, the provision was revised downwards in 2003 in an amount of € 1.9 million and upwards in 2004 in an amount of € 66 thousand), in addition to the tax payable recorded from 1998 through 2000 of € 6.0 million. The tax assessment resulted in an amount payable by our company of € 34 million and the recognition of tax losses carried over amounting to € 24 million. In 2004, we made a cash settlement of the amount payable of € 34 million and elected to carryback the recognized tax losses of € 24 million. Our recovery of the carryback is expected in mid-2007. This carryback has been discounted in accordance with IFRS, resulting in additional income tax expense of € 3 million and financial income of € 273 thousand in 2004. As at December 31, 2004, the present value of the carryback receivable, amounting to € 21.3 million, is recorded in “other non-current receivables”. As part of this tax assessment, a certain number of VAT and other tax liabilities have been recognized for an amount of € 506 thousand in 2004 (€ 1.8 million in year 2003 and prior).

     In December 1997, Mr. Alain Nicolaï and other parties brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a chip card reading system and device in the area of casino slot machines. On March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay the plaintiffs € 22 million in damages. We appealed to the Aix-en-Provence Court of Appeal. On April 2, 2004, the Court of Appeal suspended the enforcement of the decision of the Marseille Commercial Court and ordered Gemplus S.A. to make a cash deposit of € 22 million into an escrow account as security pending the decision on the appeal. On May 26, 2005, the Court of Appeal rendered a decision in favor of Gemplus S.A., reversed the judgment of the Marseille Commercial Court, dismissed all the plaintiffs’ claims for damages and ordered the plaintiffs to pay court costs and expert fees. As a result of the decision of the Court of Appeal, the escrow deposit of € 22 million was released in full to Gemplus S.A. Also following the decision of the Court of Appeal, we decided to release the provision we had recorded for this matter on December 31, 2003, in the amount of € 5.2 million. This release will be recorded in our consolidated accounts in June 2005. See Note 38 to our Consolidated Financial Statements. This case is subject to a possible request for appeal to the French Supreme Court, which would require that court’s approval and would be strictly limited to questions of law.

     Prior to 2004, we recorded a provision of € 9 million for the risks related to a patent litigation with British Technology Group under the caption “Non-current portion of provisions” (see Note 19 to our Consolidated Financial Statements). Because some risks remain in certain areas, and as five divisional patent applications are still being examined by the European Patent Office, we have decided to maintain this provision.

     Certain of our subsidiaries are under tax audit in Germany and Singapore. We increased our provision for tax risk in Singapore at December 31, 2004, by a net amount of € 1.1 million. In Germany, as a result of discussions with the German tax authorities, we reduced our related provision for tax risk at December 31, 2004, by € 1.7 million.

     On March 7, 2003, the workers’ committee of Gemplus S.A. filed an action before the Marseille Commercial Court requesting the Court to nominate an expert to analyze certain decisions allegedly taken by the management or the supervisory board of Gemplus S.A., and to prohibit Gemplus S.A. from taking or implementing certain of such alleged decisions and to appoint a Court-designated representative to monitor such requested prohibition. The purpose of this proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. On April 2, 2003, the Commercial Court appointed two experts to analyze the matter. On October 14, 2003, the experts rendered a report which found no wrongdoing or improper conduct by Gemplus S.A. or any of its affiliates. The workers’ committee of Gemplus S.A. filed an appeal of the judgment seeking to re-open and extend the proceedings to other subjects, and Gemplus S.A. also appealed. In May 2004, the Court of Appeal of Aix-en-Provence ruled that the workers committee had been entitled to file the original request with the Commercial court but rejected the request of extension and dismissed both appeals.

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

SIGNIFICANT CHANGES

     For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects-Results of Operations-Recent Developments”.

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

Monthly Highs and Lows

	Euronext Paris		Nasdaq National Market
	€ per share		U.S.$ per ADS
	High	Low	High	Low
2000 (from December 11, 2000)	€9.99	€6.55	$18.88	$12.00
2001	€9.90	€1.93	$17.88	$3.60
2002	€3.08	€0.37	$5.47	$0.77
2003
First Quarter	€1.16	€0.63	$2.48	$1.47
Second Quarter	1.46	0.79	3.40	1.68
Third Quarter	1.74	1.14	3.90	2.55
Fourth Quarter	1.92	1.42	4.69	3.38
2004
First Quarter	€2.26	€1.62	$5.80	$4.08
Second Quarter	2.20	1.52	5.15	3.61
Third Quarter	1.79	1.28	4.25	3.13
Fourth Quarter	1.77	1.43	4.73	3.59
2005
January	1.99	1.71	4.99	4.60
February	2.13	1.86	5.24	4.83
March	2.01	1.79	5.35	4.52
April	1.97	1.62	5.05	4.18
May	1.79	1.61	4.44	4.09

Trading on the Premier Marché

     A single listing, entitled “Eurolist by Euronext”, was adopted on February 21, 2005. Eurolist by Euronext has replaced the three regulated markets that were formerly operated by Euronext Paris: the Premier Marché, Second Marché and Nouveau Marché. Companies on this regulated market are classified in alphabetical order and identified by market capitalization, making it easy to locate “small caps” (market capitalization under €50 million), “mid-caps” (€ 150 million to € 1 billion) and “large caps” (over € 1 billion). Eurolist is operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Companies on Eurolist are subject to a single set of listing and disclosure rules, reflecting the regulatory context in Europe.

Trading by our company in its own shares

     Under Luxembourg law, we may not issue shares to our company, but we may purchase our shares in limited cases. In accordance with Luxembourg law, we may repurchase our own shares subject to certain limits and conditions, including, in several cases, the prior approval of a general meeting of shareholders and subsequent approval by the Autorité des Marchés Financiers. At the extraordinary general meeting held on April 26, 2005, our shareholders authorized us to repurchase our shares from time to time through October 25, 2006, in an aggregate amount of up to 10% of our issued shares of capital stock. These shares can be purchased at prices ranging from € 0.01 to € 4 per share. Under Luxembourg law, we cannot lend or grant security for, or give financial assistance in the purchase of, our own shares, except for any loans, guarantees or other financial assistance provided to our employees.

     See “Item 10. Additional Information — Articles of Incorporation”.

Item 10. Additional Information

NASDAQ RULE EXEMPTIONS

     Quorum (Marketplace Rule 4350(f)). Nasdaq requires issuers’ by-laws to establish a minimum quorum of 33 1/3% for any meeting of the holders of common stock. Luxembourg corporate law does not provide for a quorum requirement for any meetings of shareholders other than extraordinary general meetings acting on specific resolutions. A special quorum, however, is required by Luxembourg law to amend a company’s articles of incorporation. The absence of a quorum requirement in our Articles of Incorporation is consistent with Luxembourg law and such a requirement would be contrary to generally accepted business practice in Luxembourg. None of our shareholders meetings since our initial listing in 2000 has had less than 33 1/3% of the holders of common stock present.

     Solicitation of Proxies (Marketplace Rule 4350 (g)). Nasdaq requires each issuer to solicit proxies and to provide proxy statements for all meetings of shareholders. In accordance with Luxembourg practice, we inform our shareholders of all meetings in a public notice, which contains details regarding how shareholders may participate in the meeting. The convening notice for the annual general meeting of our shareholders is made publicly available, is delivered to registered shareholders and is delivered to holders of our American depositary shares located through the depositary. The information in the convening notice includes, among other things, audited financial statements, information on the compensation of the CEO and the board of directors, draft resolutions and a form of proxy if desired by the shareholder along with instructions for its completion and delivery. Our practice of not soliciting proxies and providing proxy statements is consistent with Luxembourg law and a requirement to do so would be contrary to generally accepted business practice in Luxembourg.

     Shareholder Approval (Marketplace Rule 4350(i)). Nasdaq requires each issuer to obtain shareholder approval prior to the issuance of certain securities, including when an issuance will result in a change of control, or in connection with the acquisition of the stock or assets of another corporation. Luxembourg law requires that shareholder approval shall be obtained for all issuances of securities. Luxembourg law permits shareholders to approve certain delegations to the board of directors regarding the issuance of securities with certain limitations on the purposes for, and time during which, the delegation may be used.

     Distribution of Annual Reports (Marketplace Rule 4350(b)). Nasdaq requires that issuers distribute to shareholders and file with Nasdaq a copy of their annual report prior to their annual meeting, and make available certain quarterly reports. Luxembourg law requires that a company send to its shareholders copies of the company’s balance sheets, the profit and loss account, and the report of its statutory auditors. We follow Luxembourg law and business practice in the reports we distributes to our shareholders. We make available copies of quarterly reports including statements of operating results to our shareholders.

ARTICLES OF INCORPORATION

     The following description summarizes several aspects of our articles of incorporation and our share capital, which consists of ordinary shares only. A copy of our articles of incorporation has been filed as an exhibit to this Annual Report.

Directors

     Our articles of incorporation provide that in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, have a record of his statement included in the minutes of the meeting, and refrain from deliberating and voting on the matter. At the following general meeting, a special report shall be made on any transactions in which any of the directors has had an interest conflicting with our own. Our articles of incorporation provide that the age limit of directors is seventy (70) years. There is no share ownership requirement for directors. See “Item 6. Directors, Senior Management and Employees-Board of Directors” for additional information about our board of directors. There is no explicit restriction in the articles of incorporation on the borrowing power of directors. Director compensation is determined by the Compensation Committee or the board of directors.

Share Capital

     As of March 31, 2005 our subscribed capital was fixed at € 128,903,529.04 consisting of 608,811,281 shares with no par value. As of June 13, 2005, our subscribed capital was fixed at € 132,925,829.04 consisting of 627,811,281 shares with no par value. As of such dates, our authorized share capital is € 400 million, consisting of 1,889,466,226 shares with no par value. Our authorized share capital may be increased or reduced by resolution passed with a two-thirds majority vote at a meeting of shareholders. Luxembourg law provides that shareholders have preemptive rights to subscribe for any new shares issued by us for cash consideration.

     Out of the authorized share capital, the board of directors is authorized to issue further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring, for issues of shares reserved pursuant to items (i) to (iv) in the paragraph below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on November 10, 2000, for issues of shares reserved pursuant to item (v) in the paragraph below as set out therein and for any other issues of shares on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on April 27, 2004 (with each time subject to extensions) and to determine the conditions of any such subscription.

     Out of the authorized share capital the following shares are reserved and are not subject to shareholders’ pre-emption rights:

•	the issue of a maximum of 20 million shares in exchange for shares in Gemplus S.A. at a ratio of fifty new shares of our company for one share of Gemplus S.A.;

•	the issue of a maximum of 56,845,700 shares either in exchange for shares of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on February 1st, 2000 or before or with respect to options to be issued by our company to subscribe for shares in our company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on February 1st, 2000 or before, against surrender or exchange of, or renunciation to, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

•	the issue of a maximum of 50 million shares with respect to the options granted to the employees or officers of our company (including any subsidiaries or affiliates) in accordance with the stock option plan as from time to time determined by the board of directors subject to such further conditions as may be imposed by the general meeting of shareholders;

•	the issue of a total number of a maximum of up to 60 million shares without nominal value to senior management, directors and/or executives of our company by way of stock options, the terms and conditions thereof and/or relating thereto to be determined by the board of directors in its sole discretion, and/or, except in the case of board members, by way of free shares, of free shares, on terms and conditions determined by the board of directors in its sole discretion. Upon any issue of free shares, we will be required to record an amount equal to the accounting par value of these shares in our shareholders’ equity and deduct an equivalent amount from our realized profits or distributable reserves, which may limit our ability to pay dividends or make other distributions to our shareholders;

•	the issue of a maximum of up to 30 million shares without nominal value in relation to public offering(s) of shares to take place prior to December 5th, 2005.

     On December 7, 2000, our board of directors resolved that up to 15 million shares be issued in connection with our initial public offering with no pre-emptive subscription rights for existing shareholders. These 15 million shares were subsequently issued in our initial public offering on December 13, 2000.

Form, Ownership and Transfer

     Our shares are issued in registered form. Pursuant to Luxembourg law, we keep a register of all of the holders of our registered shares. The shares are either registered under the owner’s name, or under Euroclear when held through Euroclear. Ownership of registered shares will be established by inscription in the register and confirmation of these inscriptions are issued to our shareholders upon request. We may appoint registrars in different jurisdictions, each of whom will maintain a separate register for the shares entered in each of these registers. Holders of our shares may elect to be entered into one of these registers and to transfer their shares from one register to another. We currently have no separate registers other than our Luxembourg share register.

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

Voting Rights

     Each share is entitled to one vote. directors are elected by the simple majority of votes of the shareholders present or represented and voting at the relevant meeting pursuant to the simple majority rules for election of directors under applicable Luxembourg law. A shareholder may appear and act at any general meeting of shareholders by appointing a proxy in writing, cable, telegram, telex or facsimile sent to our registered designee. The board of directors may establish other conditions that must be fulfilled by shareholders to take part in any general meeting of shareholders, including the determination of the record date on which a shareholder needs to be registered.

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

MATERIAL CONTRACTS

     On May 15, 2003, Gemplus S.A. entered into an agreement with certain labor unions representing some members of its workforce in France that amended and replaced a previous agreement dated April 15, 2003. It provides for minimum production volumes in the manufacturing facilities of Gemplus S.A. located in Gémenos and La Ciotat, France, on the condition that such facilities meet certain productivity criteria for a period of three years. The agreement also provides for maintaining certain marketing, research and development, new product introduction and related administrative functions in the Gémenos and La Ciotat areas. Effective February 1, 2004, this agreement was amended primarily to provide greater flexibility regarding the methods of maintaining production volumes while continuing to further the objective of maintaining employment levels in manufacturing at the Gémenos and La Ciotat sites. See “Item 19. Exhibits”.

     On April 22, 2005, our company and its wholly owned subsidiary, Gemplus Nordic Oy, and the shareholders and owners of stock options of Setec Oy entered into a share purchase agreement for the acquisition of Setec Oy, a Finnish company. The agreement provided for the sale of all the equity of Setec Oy to Gemplus Nordic Oy. In return, the sellers of Setec Oy are entitled to receive: a cash base purchase price of € 30 million at closing; 19 million newly issued shares of our company at closing; and a deferred payment to be determined on December 31, 2005, depending on the size of the acquired operations’ order backlog as defined under the agreement, which payment can range from € 0 up to € 30 million. The closing was completed on June 1, 2005.

     On January 14, 2005, we entered into broad patent cross-licenses with Axalto and its subsidiary, CP8 Technologies. Under these agreements, each party released potential patent claims against each other and agreed that each party may conduct its existing business without claims under the other party’s existing patents.

     See “Item 5. Operating and Financial Review and Prospects-Operating Income (Loss) — Management severance expenses” and “Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions”.

TAXATION

     The following is a summary of the principal Luxembourg and U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of ordinary shares or ADSs. This summary applies to you only if you hold ordinary shares or ADSs as capital assets for tax purposes, and does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds ordinary shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds ordinary shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that holds ordinary shares or ADSs and owns or is deemed to own 10% or more of any class of our stock.

     The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. You should consult your own adviser regarding the tax consequences of owning or disposing of the ordinary shares or ADSs in the light of your particular circumstances, including the effect of any state, local, or other national laws.

Luxembourg Tax Considerations

     The following is a summary of the principal Luxembourg tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are not domiciled, resident, or formerly resident in Luxembourg and do not hold ordinary shares or ADSs in connection with a permanent establishment or fixed base in Luxembourg.

Dividends on Ordinary Shares or ADSs

     Dividends paid with respect to the ordinary shares or ADSs are generally subject to Luxembourg withholding tax at a rate of 20%. You may, however, qualify for a reduced rate of withholding under an applicable income tax treaty. The income tax treaty between Luxembourg and the United States (the “Treaty”) generally provides for Luxembourg withholding tax at a reduced rate of 15%. You should consult your own adviser regarding the specific procedures for entitlement to a reduced rate of withholding tax under an applicable income tax treaty.

Sale or other Disposition of Ordinary Shares or ADSs

     Holders of ordinary shares or ADSs that (i) are not Luxembourg residents, (ii) have not formerly been Luxembourg residents and (iii) have never owned (alone or together with a spouse or any children under age, directly or indirectly) more than 10% of the ordinary shares or ADSs will not be subject to Luxembourg tax on capital gains on a disposal of the ordinary shares or ADSs.

United States Federal Income Tax Considerations

     The following is a summary of the principal U.S. federal income tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by you if you are a U.S. holder. You are a U.S. holder if you are a resident of the United States for the purposes of, and fully eligible for benefits under, the Treaty. You will generally be entitled to Treaty benefits in respect of ordinary shares or ADSs if you are:

•	the beneficial owner of the ordinary shares or ADSs (and any dividends paid with respect thereto);

•	(i) an individual citizen or resident of the United States that has a substantial presence, permanent home or habitual abode in the United States or (ii) a U.S. corporation;

•	not also a resident of Luxembourg for Luxembourg tax purposes; and

•	not subject to an anti-treaty shopping article, which generally apply only under limited circumstances.

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

Dividends on Ordinary Shares or ADSs

     The gross amount of any dividends distributed with respect to the ordinary shares or ADSs (including any amounts withheld in respect of Luxembourg tax) generally will be subject to U.S. federal income taxation as ordinary income to a U.S. holder. Such dividends generally will be treated as foreign source income and will generally be classified as passive income for U.S. foreign tax credit purposes. A U.S. holder will include dividends paid in a currency other than the U.S. dollar in income in a dollar amount calculated by reference to the exchange rate in effect on the date a U.S. holder received the dividends (or, in the case of ADSs, the date the depositary receives them). Certain dividends received from U.S. domestic corporations and qualifying non-U.S. corporations will be taxed at a maximum rate of 15%. A qualifying non-U.S. corporation is a corporation that is eligible for benefits of a comprehensive income tax treaty with the U.S. or a non-U.S. corporation whose shares with respect to which such dividend is paid is readily tradable on an established securities market in the U.S. Specifically excluded from the definition of a qualifying non-U.S. corporation are passive foreign investment companies, foreign investment companies and foreign personal holding companies. To be eligible for the 15% tax rate, the shares must be held for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date.

     If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the date of receipt, the U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

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

Sale or other Disposition of Ordinary Shares or ADSs

     Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The maximum tax rate on capital gains is 15% for regular tax and alternative minimum tax purposes. This tax rate is effective for taxable years beginning before 1 January 2009, after which the rate becomes 20%. A U.S. holder’s ability to use capital losses to offset ordinary income is limited.

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

     Depending on our market capitalization, comparatively minor changes in the relative proportion of our assets that would be considered to produce passive income for purposes of the PFIC rules could result in our becoming a PFIC. U.S. holders should consult their own advisers regarding the advisability of making a mark-to-market election, as described below.

     If we are a PFIC in respect of any year, a U.S. holder who holds ordinary shares or ADSs during that year and does not make a mark-to-market election will be subject to a special tax at ordinary income tax rates on certain dividends received with respect to the ordinary shares or ADSs and on any gains realized on a sale of the ordinary shares or ADSs (“excess distributions”) in all subsequent years, without regard to whether we were a PFIC in the year an excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distribution had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. If we are a PFIC in respect of any year, there may also be other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at the death of a U.S. holder of the ordinary shares or ADSs and the inapplicability of the maximum U.S. tax rate on dividends of 15%.

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

     We do not intend to furnish U.S. holders with the information necessary to make a qualified electing fund election.

     U.S. holders should consult their own advisers regarding the U.S. federal income tax considerations discussed above and should carefully consider whether to make a mark-to-market election.

U.S. Information Reporting and Backup Withholding Rules

     Payments in respect of the ordinary shares or ADSs that are made in the U.S. or by a U.S. related financial intermediary will be subject to information reporting and may be subject to backup withholding unless you:

•	are a corporation or other exempt recipient; or

•	provide a U.S. taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     If you are not a U.S. person, you generally are not subject to these rules, but you may be required to provide a certification of your non-U.S. status in order to establish that you are not subject to these rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to the following market risks in our activities: currency risk and interest rate / re-investment risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge identified currency risk exposures.

Foreign currency risk

     We operate worldwide and are therefore exposed to foreign exchange risk on our commercial transactions.

     We have developed risk management guidelines that set forth our tolerance for risk and our overall risk management policies. We have also established processes to measure our exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by our Audit Committee and reviewed annually.

     Our policy is to hedge a portion of our subsidiaries’ known or forecasted commercial transactions not denominated in their functional currencies. In order to achieve this objective, we use foreign currency derivative instruments by entering into foreign exchange forward contracts and foreign exchange options. We do not enter into financial derivative contracts for purposes other than hedging. No option is sold except where there is a corresponding option purchased by us. This combination strategy reduces the cost of hedging without creating speculative positions. All hedging instruments are allocated to underlying commercial transactions. The financial derivative contracts are traded “over the counter” with major financial institutions and generally mature within 12 months.

     Most of the financial instruments we use to hedge our exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly the options sold as part of combination strategies.

     The table below is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and our commercial exposure to currency risk. In the amounts reported below: hedging positions in parentheses indicate our forward commitment or option to sell the currency against the euro; other hedging positions indicate our forward commitment or option to buy the currency against the euro; and positive exposures indicate our receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate our payables in the currency, or forecasted purchases in the currency.

								(in thousands of euros (1))

December 31		2004					2003
	USD and	GBP	JPY	ZAR	Others(3)	USD and	GBP	JPY	ZAR	Others(3)
	USD area(2)					USD area(2)

Hedging positions (4)
Forward contracts	(120,811)	(23,519)	(12,710)	(4,483)	1,198	(30,874)	(5,061)	(4,474)	(3,890)	(2,476)
Option contracts (5)	(132,244)	(25,741)	(22,849)	—	4,347	(128,379)	(21,307)	(15,747)	—	—

Total	(253,055)	(49,260)	(35,559)	(4,483)	5,545	(159,253)	(26,368)	(20,221)	(3,890)	(2,476)

Exposure (6)
Balance sheet items:
Commercial transactions not settled at year end	30,627	7,414	6,706	4,562	8,430	53,529	2,220	1,908	3,890	7,818
Forecasted commercial transactions	238,093	51,838	36,598	—	(13,598)	154,834	34,984	21,548	1,600	(13,284)

Total	268,720	59,252	43,304	4,562	(5,168)	208,363	37,204	23,456	5,490	(5,466)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	Financial instruments that hedge the our commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(5)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(6)	Our policy is to hedge all its actual commercial currency exposure as well as a time-weighted proportion of its forecasted commercial currency exposure.

     Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount).

     In the amounts reported below, a value in parentheses indicates our forward commitment or option to sell the currency against the euro; other positions indicate our forward commitment or option to purchase the currency against the euro.

								(in thousands of euros (1))

December 31	USD and		2004			USD and	2003
	USD area(2)	GBP	JPY	ZAR	Others(3)	USD area(2)	GBP	JPY	ZAR	Others(3)

Forward contracts	88	—	(2,990)	—	—	(8,796)	(895)	—	(2,375)	—
Option contracts (4)	(68,249)	(7,253)	(10,890)	—	—	(46,404)	(4,261)	—	—	—

Total	(68,161)	(7,253)	(13,880)	—	—	(55,200)	(5,156)	—	(2,375)	—

(1) Currency amounts are converted to euros at year end closing rates.

(2) USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3) Other currencies include mainly the CHF, NOK and PLN.

(4) Options that do not qualify as effective hedges under IAS 39 are the options that we sell as part of combination strategies.

     The fair market value of our financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

(in thousands of euros)

December 31	2004	2003

Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	33,135	16,986
Fair value of the financial instruments not qualifying as effective hedges under IAS 39	252	(560)

Total fair value of derivative financial instruments	33,387	16,426

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

     See Note 8 to our Consolidated Financial Statements.

Interest Rate Risk

     The following maturity schedule describes our exposure to interest rate risk.

     We are in a net, short duration, financial asset position. Financial assets are short-term investments in money market instruments with a duration of three months or less. Financial liabilities are mainly floating rates leasing.

     We consider we are not significantly exposed to interest rate risk fluctuations, and consequently we do not enter into any derivative contract to hedge interest rate risk. However, we do face re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (decreasing respectively). This risk remains un-hedged.

     In 2004, the average interest rate for our financial liabilities was 3.38%.

     See “Item 5. Operating and Financial Review and Prospects — Operating Income (Loss)”; Notes 5 and 18 to our Consolidated Financial Statements.

	From December 31 , 2004
(in thousand of euros (1))	To December 31 , 2005	From 1 year to 5 years	Beyond 5 years
Financial assets	388,430	—	—
Fixed rate	—	—	—
Floating rate	388,430	—	—

Financial liabilities	(6,005)	(22,481)	(11,182)
Fixed rate	—	—	—
Floating rate	(6,005)	(22,481)	(11,182)

Net balance sheet position before hedging	382,425	(22,481)	(11,182)
Fixed rate	—	—	—
Floating rate	382,425	(22,481)	(11,182)

Hedging	—	—	—
Fixed to floating rate	—	—	—
Floating to fixed rate	—	—	—

Net balance sheet position after hedging	382,425	(22,481)	(11,182)
Fixed rate	—	—	—
Floating rate	382,425	(22,481)	(11,182)

(1) Assets are presented as positive amounts and liabilities as negative amounts.

Equity Risk in Minority Investments

     We do not trade or hold marketable securities as a part of our activities. We have, however, investments in several non-public start-up companies. The majority of these investments are held by one of our direct subsidiaries, GemVentures, our venture capital company. These investments are deemed to be held for the medium term. Certain of our personnel are dedicated to managing our venture capital activities in accordance with our internal investment policies, and they produce quarterly reports to our finance department on their activities.

     Associates are all entities over which we have significant influence but not control, generally with a shareholding of between 20% and 50% of the voting rights. Our investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. These investments are presented on our Consolidated Balance Sheet under the caption “investments in associates” and are accounted for in accordance with the accounting policies described in Note 2.2 to our Consolidated Financial Statements.

     We also have minority shareholdings in other non-public start-up companies. For these investments, we have less than 20% of the investee’s outstanding shares or voting rights, and these companies are not in substance controlled or under significant influence by us. These investments are presented on the Consolidated Balance Sheet under the caption “available-for-sale financial assets” in non-current assets, and are accounted for in accordance with the accounting policies described in Note 2.12. A write-down of these assets is recorded when there is sufficient reason to believe that an impairment in value that is other than temporary has occurred, typically based on questions regarding the company’s business model or failure to accomplish its business plan.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     As of November 10, 2000, our board of directors was authorized by our shareholders to issue additional shares within our authorized capital with or without reserving preferential subscription rights for existing shareholders in respect of specified stock option plans and contributions of shares in Gemplus S.A. until May 31, 2006 (the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on November 10, 2000), and for public offerings until December 5, 2005, up to a limited number of shares. As of such date, the board of directors was also authorized to issue further shares within our authorized capital for other purposes with or without reserving preferential subscription rights for existing shareholders. At the extraordinary general meeting of shareholders held on April 27, 2004, the authorization of the board of directors to issue shares for such other purposes was renewed until the third anniversary of the publication of the minutes of such meeting. These authorizations do not affect the rights of security holders beyond this limited delegation of authority to the board of directors.

     As previously authorized by the board of directors, on May 27, 2005, we issued 19 million shares in exchange for a cash contribution € 34,824,286, without reserving any pre-emptive rights. This issue was made pursuant to the authorization given to the board of directors to issue, out of the authorized share capital, further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine.

Item 15. Controls and Procedures

     Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation as to the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the period covered by the annual report and that there have been no charges in our internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15 (f) under the Securities Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. (Reserved.)

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that we have at least one audit committee financial expert serving on our Audit Committee. During 2004 to the present, it has been Mr. John Ormerod. We believe that Mr. Ormerod is an independent director as such term is defined by the Securities and Exchange Commission (“SEC”) rules as codified in 17 CFR 240.10A-3 and the NASDAQ Marketplace Rule 4350. According to the SEC, an audit committee financial expert must have: an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such generally accepted accounting principles in connection with the accounting for estimates, accruals, and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those raised by the registrant’s financial statements; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

Item 16B. Code of Ethics

     In December 2003, our board of directors approved a Code of Ethics applicable to all directors, officers and employees of our company. The Code of Ethics is reasonably designed to deter wrongdoing and promote: honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports filed or submitted to the Securities Exchange Commission and other financial regulatory bodies; compliance with applicable governmental law, rules and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code. To date, no amendments to the code have been made, and no waivers from any provision of the code have been granted.

     Individuals can contact the Gemplus Investor Relations Department to request a copy of the Code of Ethics, at no charge, by post at: 2-4, Place des Alpes, 1201 Geneva, Switzerland.

Item 16C. Principal Accountant Fees and Services

     PricewaterhouseCoopers has served as our independent public accountant for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. Additionally, PricewaterhouseCoopers has served as our Luxembourg Statutory auditor (Réviseur d’Entreprises) for the same period.

Audit Fees

     The aggregate fees billed in 2004 for professional services rendered by our principal accountant for the audit of the annual financial statement totaled € 1,637 thousand. The aggregate fees billed in 2003 for professional services rendered by our principal accountant for the audit of the annual financial statement totaled € 1,554 thousand. Audit fees consist of fees expensed for professional services rendered for the audits and reviews of the consolidated financial statements of Gemplus International S.A. and other services normally provided in connection with statutory and regulatory filings.

Audit-Related Fees

     The aggregate fees billed in 2004 for professional services rendered by our principal accountant for assurance and related services related to the audit of the financial statements totaled € 144 thousand. The aggregate fees billed in 2003 for professional services rendered by the Company’s principal accountant for assurance and related services related to the audit of the financial statements totaled € 194 thousand. These services consist of fees expensed for assurance and related services that are traditionally performed by independent accountants. These services include accounting consultations as well as audits in connection with acquisitions or divestments.

Tax Fees

     The aggregate fees billed in 2004 for professional services rendered by our principal accountant for tax services totaled € 156 thousand. The aggregate fees billed in 2003 for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning services totaled € 431 thousand. These services consist of fees expensed for tax compliance and tax planning services and tax advice.

All Other Fees

     In 2004, our principal accountant did not bill us for any services other than Audit Fees, Audit-Related Fees and Tax Fees. The aggregate fees billed in 2003 for professional services rendered by our principal accountant for all other services not reported in the above sections titled Audit Fees, Audit-Related Fees, and Tax Fees totaled € 21 thousand.

     Our Audit Committee requires prior approval of all audit and permissible non-audit services to be performed by our auditors and, therefore, the Audit Committee has decided not to establish a detailed set of pre-approval policies and procedures at this time. Therefore, none of the services described under the sections titled Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were approved by Audit Committee pursuant to pre-approval policies.

Item 16D Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     See pages F-1 through F-39, incorporated herein by reference.

Item 19. Exhibits

(a) List of Financial Statements (incorporated herein by reference)

(b) List of Exhibits

1.	Updated and consolidated Articles of Incorporation of Gemplus International S.A. as amended to date (English translation included).

2.	Deposit Agreement, Supplemental Agreement to Deposit Agreement and Termination Letter to Citibank, N.A., incorporated by reference to the Form F-6 dated February 28, 2003.

4.1	Employment Agreement among Gemplus International S.A., Gemplus Corp., Gemplus Management & Trading SA and Alex Mandl dated August 29, 2002, incorporated by reference to the 20-F dated July 15, 2003.

4.2	Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003, incorporated by reference to the 20-F dated July 15, 2003.

4.3	Amendment dated February 1, 2004, to the Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003, incorporated by reference to the 20-F dated June 30, 2004.

4.4	Share Purchase Agreement by and among the Holders of Shares and Stock Options of Setec Oy, Gemplus Nordic Oy and Gemplus International S.A. concerning the shares and stock options of Setec Oy, dated April 22, 2005.

4.5	(a) Patent Cross License Agreement, (b) Patent License Agreement for Terminals and (c) Amendment to Patent License Agreement between Gemplus International S.A. and Axalto Holdings N.V. and between Gemplus International S.A. and CP8 Technologies S.A., dated January 1, 2005.

8.	List of significant subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

          The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

GEMPLUS INTERNATIONAL S.A.

By:	/s/ Frans Spaargaren

Frans Spaargaren
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International SA and its subsidiaries at December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 2.4 and 2.23 to the financial statements, the Company early adopted IAS 1 (Revised 2003) on January 1st, 2004.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 39 to the Consolidated Financial Statements.

PricewaterhouseCoopers

Paris, France
March 11, 2005
Except for Note 38 which is as of June 17, 2005

Consolidated Financial Statements

Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)

Years ended December 31	Notes	2004	2003	2002
			(Restated)	(Restated)

Net sales	(25)	865,034	749,203	787,434
Cost of sales		(594,533)	(541,947)	(587,722)

Gross profit		270,501	207,256	199,712

Research and development expenses	(12)	(62,592)	(69,223)	(92,240)
Selling and marketing expenses		(101,493)	(100,181)	(112,227)
General and administrative expenses		(63,895)	(77,317)	(89,896)
Restructuring expenses	(21)	(8,384)	(61,973)	(90,003)
Other operating income (expense), net		(101)	703	63
Goodwill amortization and impairment	(11)	(7,718)	(33,051)	(47,117)

Operating income (loss)		26,318	(133,786)	(231,708)

Financial income (expense), net	(27)	5,653	8,204	(51,092)
Share of profit (loss) of associates	(14)	(5,970)	(7,561)	(3,084)
Other non-operating income (expense), net	(28)	(6,757)	(11,139)	(21,550)

Income (loss) before taxes		19,244	(144,282)	(307,434)

Income tax expense	(29)	(12,953)	(14,673)	(9,124)

NET INCOME (LOSS)		6,291	(158,955)	(316,558)

Attributable to:
Equity holders of the Company		4,674	(161,107)	(320,891)
Minority interest		1,617	2,152	4,333

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	(31)	0.01	(0.27)	(0.53)
Diluted	(31)	0.01	(0.27)	(0.53)

Shares used in net income (loss) per share calculation:
Basic		606,672,060	605,658,965	606,222,660
Diluted		619,022,472	605,658,965	606,222,660

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands of euros)

December 31	Notes	2004	2003	2002
			(Restated)	(Restated)

ASSETS
Current assets:
Cash and cash equivalents	(5)	388,430	390,684	417,226
Trade accounts receivable, net	(6)	148,512	154,727	144,913
Inventory, net	(7)	115,610	98,673	96,513
Derivative financial instruments	(8)	33,387	16,426	10,371
Other current receivables	(9)	66,160	66,249	83,111

Total current assets		752,099	726,759	752,134

Non-current assets:
Property, plant and equipment, net	(10)	148,916	175,706	216,944
Goodwill, net	(11)	28,197	37,727	73,187
Deferred development costs, net	(12)	19,222	17,916	25,910
Other intangible assets, net	(13)	8,965	16,157	30,734
Deferred tax assets	(29)	6,264	31,860	41,674
Investments in associates	(14)	12,864	19,216	21,008
Available-for-sale financial assets, net	(15)	4,752	647	2,080
Other non-current receivables, net	(16)	43,900	27,251	54,085

Total non-current assets		273,080	326,480	465,622

TOTAL ASSETS		1,025,179	1,053,239	1,217,756

LIABILITIES
Current liabilities:
Accounts payable		94,025	95,582	80,256
Salaries, wages and related items		55,199	42,742	51,188
Current portion of provisions and other liabilities	(17)	50,217	78,090	81,133
Current income tax liabilities	(29)	25,708	14,673	27,209
Current obligations under finance leases	(18)	6,005	5,928	6,098

Total current liabilities		231,154	237,015	245,884

Non-current liabilities:
Non-current obligations under finance leases	(18)	33,663	38,893	42,540
Non-current portion of provisions	(19)	25,696	57,082	51,817
Other non-current liabilities	(19)	13,353	13,164	1,897

Total non-current liabilities		72,712	109,139	96,254

Shareholders’ equity:
Ordinary shares no legal par value, 1,889,466,226 shares authorized, 608,482,253, 607,312,796 and 637,859,088 shares issued at December 31, 2004, 2003 and 2002 respectively	(22)	128,643	127,889	127,644
Additional paid-in capital		1,031,558	1,028,849	1,028,920
Retained earnings		(459,560)	(464,221)	(210,358)
Other comprehensive income	(24)	11,956	4,570	8,571
Less, cost of treasury shares	(22)	(1,985)	(2,075)	(94,326)

Equity attributable to equity holders of the Company		710,612	695,012	860,451

Minority interest		10,701	12,073	15,167

Total shareholders’ equity		721,313	707,085	875,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,025,179	1,053,239	1,217,756

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands of euros)

Years ended December 31	Notes	2004	2003	2002
			(Restated)	(Restated)

Cash flows from operating activities:
Net income (loss)		6,291	(158,955)	(316,558)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	(36)	56,691	95,071	133,359
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(19)	(32,930)	4,228	9,420
Deferred income taxes	(29)	3,661	8,644	(1,234)
(Gain) / loss on sale and disposal of assets		2,582	2,005	6,051
Share of (profit) loss of associates	(14)	5,970	9,098	3,164
Other, net		(2,700)	10,840	(5,234)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(36)	(2,962)	(12,292)	40,598
Trade accounts payable and related current assets	(36)	20,774	32,485	(27,405)
Inventories	(36)	(19,466)	(9,189)	35,675
Value-added and income taxes	(36)	21,288	6,674	(12,656)
Salaries, wages and other	(36)	14,161	3,306	(2,716)
Restricted cash	(16)	(28,018)	—	—
Restructuring reserve payable	(21)	(18,307)	(2,027)	35,958
Litigation expense payable	(36)	—	—	(18,120)
Management severance expense	(37)	—	—	(10,629)
Provision for a loan to a former director and executive	(35)	—	—	67,582
Net cash (used for) from operating activities		27,035	(10,112)	(62,745)

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / acquired		(2,898)	114	—
Other investments		(2,982)	(931)	(14,720)
Purchase of property, plant and equipment	(10)	(22,888)	(15,237)	(31,953)
Purchase of other assets		(1,725)	(1,406)	(2,860)
Proceeds from sale of property		1,300	—	—
Change in non-trade accounts payable and other		3,064	780	2,403
Net cash used for investing activities		(26,129)	(16,680)	(47,130)

Cash flows from financing activities:
Proceeds from exercise of share options		1,479	173	1,657
Payments on long-term borrowings		—	—	(134)
Proceeds from sale-leaseback operations		956	2,142	15,962
Principal payments on obligations under finance leases	(18)	(5,827)	(5,973)	(3,883)
Increase (decrease) in bank overdrafts		1,660	(51)	(3,205)
Dividends paid by subsidiaries to minority shareholders		(1,724)	(2,627)	(4,297)
Change in treasury shares		90	—	(617)
Interest receivable on loans to senior management		—	—	(1,706)
Net cash (used for) from financing activities		(3,366)	(6,336)	3,777

Effect of exchange rate changes on cash		207	6,586	32,672
Net increase (decrease) in cash and cash equivalents		(2,461)	(33,128)	(106,098)
Cash and cash equivalents, beginning of the year	(5)	390,684	417,226	490,652
Cash and cash equivalents, end of the year	(5)	388,430	390,684	417,226

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)

	Attributable to equity holders of the Company
	Notes	Number	Share	Additional	Retained earnings		Other	Treasury	Minority	Total share
		of shares	value	paid-in	Prior	Net income	comprehensive	shares	interest	holders’
				capital	years	(loss)	income			equity
										(Restated)

Balance at December 31, 2001		641,396,497	127,056	1,027,850	225,236	(100,220)	(3,968)	(108,192)	17,176	1,184,938

Cumulative translation adjustment		—	—	—	—	—	5,440	—	(2,045)	3,395
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	7,099	—		7,099
Net income (loss) recognized directly in equity under Other comprehensive income	(24)	—	—	—	—	—	12,539	—	(2,045)	10,494
Net loss		—	—	—	—	(320,891)	—	—	4,333	(316,558)
Dividend paid to minority interest		—	—	—	—	—	—	—	(4,297)	(4,297)
Allocation of prior year loss		—	—	—	(100,220)	100,220	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(22)	699,100	—	992	—	—	—	—	—	992
Contribution of Gemplus SA shares to Gemplus International SA	(3)	—	508	(508)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(22)	398,350	80	586	—	—	—	—	—	666
Cancellation of treasury shares	(22)	(4,634,859)	—	—	(14,483)	—	—	14,483	—	—
Purchase of 656,024 treasury shares	(3)	—	—	—	—	—	—	(617)	—	(617)
Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	15,167	875,618

Cumulative translation adjustment		—	—	—	—	—	(8,333)	—	(2,619)	(10,952)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	4,332	—	—	4,332
Net income (loss) recognized directly in equity under Other comprehensive income	(24)	—	—	—	—	—	(4,001)	—	(2,619)	(6,620)
Net loss		—	—	—	—	(161,107)	—	—	2,152	(158,955)
Dividend paid to minority interest		—	—	—	—	—			(2,627)	(2,627)
Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(22)	17,550	—	15	—	—	—	—	—	15
Contribution of Gemplus SA shares to Gemplus International SA	(22)	—	207	(207)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(22)	179,837	38	121	—	—	—	—	—	159
Cancellation of 30,743,679 treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	92,756	—	—
Purchase of 487,957 treasury shares	(3)	—	—	—	—	—	—	(505)	—	(505)
Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	12,073	707,085

Cumulative translation adjustment		—	—	—	—	—	(9,951)	—	(1,265)	(11,216)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	17,337	—	—	17,337
Net income (loss) recognized directly in equity under Other comprehensive income	(24)	—	—	—	—	—	7,386	—	(1,265)	6,121
Net income		—	—	—	—	4,674	—	—	1,617	6,291
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,724)	(1,724)
Allocation of prior year loss		—	—	—	(161,107)	161,107	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(22)	901,250	—	1,151	—	—	—	—	—	1,151
Contribution of Gemplus SA shares to Gemplus International SA	(22)	—	697	(697)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(22)	268,207	57	271	—	—	—	—	—	328
Sale of 28,664 treasury shares		—	—	—	(13)	—	—	90	—	77
Minority shareholders’ contribution not resulting in a change of subsidiary ownership		—	—	1,984	—	—	—	—	—	1,984
Balance at December 31, 2004		608,482,253	128,643	1,031,558	(464,234)	4,674	11,956	(1,985)	10,701	721,313

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. THE COMPANY

Gemplus International SA, including its consolidated subsidiaries (the “Company”), is a leading provider of enabling technology products and services for secure wireless communications and transactions.

The Company designs, develops, manufactures and markets microprocessor solutions and non-chip-based products for customers in the Telecommunications, Financial Services, Identity and Security industries.

The Company is incorporated in the Grand Duchy of Luxemburg.

The Company’s ordinary shares of common stock are listed on the Euronext Paris Market and in the form of American Depositary Shares on the Nasdaq National Market.

These Consolidated Financial Statements have been approved by the Board of Directors on March 8, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of presentation

The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets as well as financial assets and liabilities (derivative instruments) measured at fair value.

A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 39. A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in France and in Luxemburg is included in Note 41.

The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the Consolidated Financial Statements, are disclosed in the notes below.

2.2 Principles of consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The Company uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b) Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

The Company’s investment in associates includes goodwill (net of accumulated amortization and any impairment loss) identified on acquisition (see Note 14).

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

2.3 Foreign currency

(a) Functional and presentation currency

Items included in the Consolidated Financial Statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Consolidated Financial Statements are presented in euros.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. The exchange rates prevailing at the dates of the transactions are approximated by a single rate per currency for each month (unless these rates are not reasonable approximations of the cumulative effect of the rates prevailing on the transaction dates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when those monetary assets and liabilities are qualifying as cash flow hedges; they are then deferred in equity within “Other comprehensive income”.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in “Other comprehensive income” within shareholders’ equity.

(c) Group companies

None of the Company’s entities has the functional currency of a hyperinflation economy.

The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at a monthly average exchange rate (unless this rate is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of shareholders’ equity within “Other comprehensive income”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities including monetary items that form part of the reporting entity’s net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4 Change in accounting policies

In 2004, the Company early adopted the IFRS below, which are relevant to its operations. The 2003 and 2002 Consolidated Financial Statements have been amended as required, in accordance with the relevant requirements.

IAS 1 (revised 2003) Presentation of Financial Statements
IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 17 (revised 2003) Leases
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 28 (revised 2003) Investments in Associates
IAS 33 (revised 2003) Earnings per Share

The early adoption of IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 28 and 33 (all revised 2003) did not result in substantial changes to the Company’s accounting policies. In summary:

-	IAS 1 (revised 2003) has affected the presentation of the Consolidated Balance Sheet (among other new sub-classifications on the face of the Consolidated Balance Sheet and classification of minority interest within shareholders’ equity) and other disclosures. The presentation of the Consolidated Statement of Income was subject to minor modifications (see 2.23 Comparatives).

-	IAS 2, 8, 10, 16, 17, 21, 27, 28, and 33 (all revised 2003) had no material effect on the Company’s policies.

-	IAS 24 (revised 2003) has affected the identification of related parties and some other related party disclosures.

The Company did not elect for the early adoption of the following new or revised standards in 2004 and will adopt them in 2005 in accordance with the relevant requirements:

IAS 19 Employee Benefits (Amendment December 2004) — Actuarial Gains and Losses, Group Plans and Disclosures
IAS 32 (revised 2003) Financial instruments: Disclosure and Presentation
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IAS 39 (revised 2004) Financial instruments: Recognition and Measurement
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IFRS 5 (issued 2004) Non-current assets held for sale and discontinued operations

The Company did not elect for the early adoption of the Amendment of IAS 19 that permits an entity to recognize all actuarial gains and losses in the period in which they occur outside profit or loss within other comprehensive income.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) would have resulted in a change in the accounting policy for goodwill. Currently, goodwill is:

- Amortized on a straight line basis over a period ranging from five to twenty years; and

- Assessed for an indication of impairment at least at each balance sheet date.

Goodwill arising from business combinations for which the agreement date is on or after March 31, 2004, is accounted for under the provisions of IFRS 3.

In accordance with the provisions of IFRS 3:

-	The Company will discontinue amortization of goodwill from January 1, 2005;

-	Accumulated amortization as of December 31, 2004, will be eliminated with a corresponding decrease in the cost of goodwill;

-	From the year ended December 31, 2005, onwards, goodwill will be tested annually for impairment, as well as when there are indications of impairment.

Considering the Company’s current accounting policies, no other impact is expected from the application of the revised versions of IAS 36 and IAS 38.

In accordance with the provisions of IFRS 2, beginning January 1, 2005, the Company will be required to recognize share-based payment transactions in its Consolidated Financial Statements whereas until December 31, 2004, these transactions were not recognized against goods and services received by the Company. For shared-based payment transactions, the Company is required to measure their value and the corresponding increase in equity, by reference to the fair value of the equity instruments granted. Please refer to Note 39 “Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles” for the impact of accounting for share-based payment transactions according to US GAAP. Please note that the impact of accounting for share-based payment transactions according to IFRS might be different.

Considering the Company’s current accounting policies, no impact is expected from the application of IFRS 5.

2.5 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Company. The Company retained the following definition of revenue components:

(a) Sales of goods

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

(b) Sales of services

The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.

2.6 Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cashflows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated Statement of Income within the operating income or loss.

2.7 Inventory

Inventories are carried at the lower of cost or net realizable value, with cost being determined principally on the weighted-average cost basis. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. The Company regularly reviews inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and records an allowance against the inventory balance for such declines. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

2.8 Property, plant and equipment

All property, plant and equipment (P,P&E) are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Consolidated Income Statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	20-30 years
Equipment and machinery	5 years
Furniture and fixtures	5-10 years
Leasehold improvements	8-12 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on sales are determined by comparing proceeds with carrying amount. These are included in the Consolidated Income Statement under “Other operating income (expense), net”.

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current obligations under finance leases. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.9 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is presented on the Consolidated Balance Sheet under the caption “Goodwill”. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is carried at cost less accumulated amortization and impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is currently amortized over a period between five and twenty years, and is reviewed for impairment at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

(b) Patents

Patents and patent rights are stated at cost and are amortized using the straight-line method over their economic useful life, which does not exceed the shorter of three years or the legal lifetime.

(c) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (not exceeding five years).

Certain direct development costs associated with internal-use software including external direct costs of material and services and payroll costs for employees devoting time to the software products are included in other intangible assets and are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

(d) Research and development

Research and development costs are expensed as incurred, except for development costs where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Such costs are capitalized and amortized based on the straight-line method over their estimated useful life, which normally does not exceed three years. Costs are capitalized through the time the product under development is produced and future profitability is demonstrated by net present value computations, using a discount rate based on the Company’s cost of capital plus a risk factor.

Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset cease to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.

2.10 Impairment of assets

Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by the management of the Company are used in those computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired Company and significant negative industry or economic trends.

Other assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.11 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Income Statement on a straight-line basis over the period of the lease.

2.12 Investments

The Company classifies its investments in the following categories: financial assets and liabilities held for trading, loans and receivables originated by the enterprise and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets and liabilities held for trading

All derivatives are designated as hedges. Assets and liabilities in this category are classified as current assets or liabilities under “Derivative financial instruments” as they are expected to be realized within 12 months of the balance sheet date.

(b) Loans and receivables originated by the enterprise

Loans and receivables originated by the enterprise are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables originated by the enterprise are included in trade and other current receivables in the Consolidated Balance Sheet.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Equity investments in which the Company has less than 20% of the investee’s outstanding shares or voting rights, and that are not in substance controlled or under significant influence, are classified as available-for-sale financial assets and are presented under “Available-for-sale financial assets” in non-current assets. Marketable investments are accounted for at fair value with changes recognized directly through shareholders’ equity. Non-marketable investments are accounted for as follows:

-	If the fair value of unquoted investments in equity securities is determinable by valuation techniques appropriate for the nature of the security, these items are accounted for at fair value with changes recognized directly through shareholders’ equity.

-	If fair value cannot be reliably measured, these items are accounted for under the cost method.

Gains or losses recognized on the sale of equity securities are recorded in the Consolidated Income Statement under the caption “Other non-operating income (expense), net”. Any loss resulting from impairment in the value of investments which represents an other than temporary decline is recorded in the period in which the loss occurs. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of non-marketable equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from shareholders’equity and recognized in the Consolidated Statement of Income. Impairment losses recognized in the Consolidated Statement of Income on shareholders’ equity instruments are not reversed through the Consolidated Statement of Income.

2.13 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, short-term deposits and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within current liabilities on the Consolidated Balance Sheet. All significant cash deposits are made with major financial institutions having an investment grade rating and invested in euro money market fixed term deposits or mutual funds that have a maturity of three months or less. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

Cash and cash equivalent balances held by the Company that are restricted as to withdrawal either under a legal restriction or due to foreign countries exchange controls restrictions are not presented as part of “Cash and cash equivalents”. Those balances are presented within current or non-current assets based on their expected release date, and are disclosed as such in the notes to the Consolidated Financial Statements.

2.14 Other income

Income arising from the use by others of entity assets yielding interest and dividends are presented within “Financial income (expense), net” as they are not arising in the course of ordinary activity.

Dividend income is recognized when the right to receive payment is established.

2.15 Income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16 Research tax credit and government grants

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

Certain grants are subject to performance conditions over an extended period of time. Grants are recognized when the performance conditions are initially met and any risk of repayment assessed as remote.

2.17 Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share are computed by dividing net income attributable to equity holders of the Company by the weighted average number of shares outstanding, plus dilutive potential ordinary shares outstanding, i.e., additional share equivalents, using the treasury stock method assuming the exercise of warrants and stock options. Dilutive potential ordinary shares are additional ordinary shares to be issued. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. When net losses are reported, the dilutive potential ordinary shares outstanding are excluded from the net loss per share calculation.

2.18 Share capital and treasury shares

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company could be cancelled or used to fulfill its obligations under the stock option plans or for any other purpose subject to applicable laws and regulations. Treasury shares are recorded at cost and reported as a reduction of shareholders’ equity.

2.19 Stock options accounting

Equity benefits in such forms as shares, stock options, and other equity instruments, issued to executive officers and employees at less than the fair value at which those instruments would be issued to a third party, currently do not generate any compensation expense and thus have no impact on the Consolidated Statement of Income in the year they are granted. Upon the issuance of such shares, or exercise of the stock options, the impact of those benefits is recorded directly in “Share capital” and “Paid-in-capital” within shareholders’ equity, and the dilutive effect of the shares is taken into account in the calculation of the basic net income (loss) per share.

2.20 Provisions

Provisions for customer and warranty claims, restructuring costs, legal claims and litigation are recognized when:

-	the Company has a present legal or constructive obligation as a result of past events;

-	it is more likely than not that an outflow of resources will be required to settle the obligation;

-	and the amount has been reliably estimated.

Restructuring provisions principally comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

2.21 Employee benefits

The Company operates various pension schemes under both defined benefit and defined contribution plans.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

2.22 Advertising and promotional costs

The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expenses were € 5,406 thousand, € 5,760 thousand and € 5,735 thousand for the years ended December 31, 2004, 2003, and 2002, respectively.

2.23 Comparatives

Due to the early adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company has modified its Consolidated Balance Sheet and its Consolidated Statement of Income.

The prior line item “Other income (expense), net” has been broken down on the face of the Consolidated Statement of Income as follows:

-	Gain (loss) on sales of the Company’s fixed assets amounting to € 703 thousand and € 63 thousand in 2003 and 2002 within “Other operating income (expense), net” in the operating income (loss).

-	Income (loss) on investments in associates amounting to € (7,561) thousand and € (3,084) thousand in 2003 and 2002 within “Share of profit (loss) of associates”.

-	Minority interest amounting to € (2,152) thousand and € (4,333) thousand in 2003 and 2002 within the allocation of Net income (loss).

-	Gain (loss) on investments amounting to € (2,487) thousand and € (6,444) thousand in 2003 and 2002 and Foreign exchange gain (loss) amounting to € (8,652) thousand and € (15,106) thousand in 2003 and 2002 within “Other non-operating income (expense), net”.

Derivative financial instruments have been excluded from “Other current receivables” and “Other current liabilities” and included in the face of the balance sheet in “Derivative financial instruments”.

The prior line item “Investments” has been broken down on the face of the balance sheet between “Investments in associates” for investments accounted for under the equity method and “Available-for-sale financial assets” that comprises net value of the investments in non-marketable equity securities.

The prior line item “Other non-current assets” has been broken down on the face of the balance sheet between “Other intangible assets, net” and “Other non-current receivables” that comprise receivables or prepaid expenses that are expected to be realized in more than 12 months after the balance sheet date.

3. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks through its activity: currency risk, interest rate / re-investment risk, financial counter-party risk and credit risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge identified currency risk exposures.

3.1 Company’s risk exposure

(a) Currency risks

The Company operates worldwide and is therefore exposed to foreign exchange risk on its commercial transactions.

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually.

The policy of the Company is to hedge a portion of its subsidiaries’ known or forecasted commercial transactions not denominated in their functional currencies.

In order to achieve this objective, the Company uses foreign currency derivative instruments by entering into foreign exchange forward contracts and foreign exchange options.

The Company does not enter into financial derivative contracts for purposes other than hedging. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating speculative positions. All hedging instruments are allocated to underlying commercial transactions.

The financial derivative contracts are traded “over the counter” with major financial institutions and generally mature within 12 months.

(b) Interest rate and re-investment risk

The Company is in a net, short duration, financial asset position. Financial assets are short-term investments in money market instruments with a duration of three months or less. Financial liabilities are mainly floating rates leasing.

The Company considers it is not significantly exposed to interest rate risk fluctuations, and consequently does not enter into any derivative contract to hedge interest rate risk.

However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (decreasing respectively). This risk remains un-hedged.

(c) Financial counter-party risk

Derivatives and all significant cash deposits are held with major financial institutions of investment grade. The Company has temporary exposure to non-investment grade institutions on payments made by customers in certain countries, until the Company transfers such amounts to investment grade institutions.

(d) Concentration of credit risk

The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2004, 2003 and 2002.

In 2004, 2003 and 2002, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations. As of December 31, 2004, the Company did not have any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, severely impact the operations of the Company.

3.2 Accounting for derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. These instruments are presented under “Derivative financial instruments” in current assets or liabilities as they are expected to be realized within 12 months of the balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative qualifies as a hedging instrument for accounting purposes, and if so, the nature of the item being hedged. Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to the Company’s forecasted transactions.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 8. Movements on the hedging reserve within “Other comprehensive income” are shown in Note 24.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity under “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within the foreign exchange gains and losses included in the line item “Other non-operating income (expense), net”. Amounts accumulated in equity are recycled in the Consolidated Income Statement in the periods when the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Income Statement.

For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded immediately as foreign exchange gains and losses for the period, in “Other non-operating income (expense), net”.

3.3 Estimation of fair value of derivatives

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.

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

The option contracts value at inception is the initial premium paid or received. Over the life of the option and at expiration, fair value is determined using standard option pricing models (such as the Black & Scholes option pricing model), based on central banks fixings or market parameters obtained from official financial information providers, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility, obtained from the Company’s banks; (iv) risk-free interest rate; and (v) expiration date of the option.

4. CRITICAL ACCOUNTING ESTIMATES

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting of doubtful accounts, depreciation, amortization and impairment, sales returns, income taxes and contingencies. Actual results could differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.10.

(b) Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Legal claims

The estimates for provisions for litigation are based upon available information and advice of counsel and are regularly reviewed on this basis by management.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

(in thousands of euros)

December 31	2004	2003	2002

Cash at bank and in hands	23,846	45,955	48,804
Short term bank deposits	364,584	344,729	368,590

Cash and cash equivalents	388,430	390,684	417,394

The average effective interest rate on short-term bank deposits was 2.04% in 2004, 2.35% in 2003, and 3.26% in 2002; these deposits have a maturity of less than three months.

6. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following:

(in thousands of euros)

December 31	2004	2003	2002

Trade accounts receivable, gross	155,750	163,621	157,399
Less, provision for impairment of receivables	(7,238)	(8,894)	(12,486)

Trade accounts receivable, net	148,512	154,727	144,913

The fair value of trade accounts receivable based on discounted cash flows does not differ from the net book value because the Company does not have trade accounts receivable with payment terms exceeding one year.

The Company has recognized a net expense of € 591 thousand related to the provision for impairment of its trade accounts receivable during the year ended December 31, 2004 (a net income of € 1,958 thousand in 2003, a net expense of € 3,602 thousand in 2002). The income or expense has been included in “General and administrative expenses” in the Consolidated Statement of Income.

7. INVENTORY

Inventory consists of the following:

(in thousands of euros)

December 31	2004	2003	2002

Raw materials and supplies	38,208	27,456	34,098
Work-in-progress	74,296	67,066	67,883
Finished goods	10,517	10,158	8,901

Inventory, gross	123,021	104,680	110,882

Less, inventory allowance	(7,411)	(6,007)	(14,369)

Inventory, net	115,610	98,673	96,513

8. DERIVATIVE FINANCIAL INSTRUMENTS

As indicated in Note 3, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly the options sold as part of combination strategies.

The following table is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and of the Company’s commercial exposure to currency risk.

In the amounts reported below:

•	hedging positions in parentheses indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro;

•	positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate the Company’s payables in the currency, or forecasted purchases in the currency.

(in thousands of euros (1))

December 31	2004					2003
	USD and	GBP	JPY	ZAR	Others(3)	USD and	GBP	JPY	ZAR	Others(3)
	USD area(2)					USD area(2)

Hedging positions (4)
Forward contracts	(120,811)	(23,519)	(12,710)	(4,483)	1,198	(30,874)	(5,061)	(4,474)	(3,890)	(2,476)
Option contracts (5)	(132,244)	(25,741)	(22,849)	—	4,347	(128,379)	(21,307)	(15,747)	—	—

Total	(253,055)	(49,260)	(35,559)	(4,483)	5,545	(159,253)	(26,368)	(20,221)	(3,890)	(2,476)

Exposure (6)
Balance sheet items:
commercial transactions not settled at year end	30,627	7,414	6,706	4,562	8,430	53,529	2,220	1,908	3,890	7,818
Forecasted commercial transactions	238,093	51,838	36,598	—	(13,598)	154,834	34,984	21,548	1,600	(13,284)

Total	268,720	59,252	43,304	4,562	(5,168)	208,363	37,204	23,456	5,490	(5,466)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	Financial instruments that hedge the Company’s commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(5)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(6)	The Company’s policy is to hedge all its actual commercial currency exposure as well as a time-weighted proportion of its forecasted commercial currency exposure.

Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount).

In the amounts reported below, a value in parentheses indicates the Company’s forward commitment or option to sell the currency against the euro; other positions indicate the Company’s forward commitment or option to purchase the currency against the euro.

(in thousands of euros (1))

December 31	2004					2003
	USD and	GBP	JPY	ZAR	Others(3)	USD and	GBP	JPY	ZAR	Others(3)
	USD area(2)					USD area(2)

Forward contracts	88	—	(2,990)	—	—	(8,796)	(895)	—	(2,375)	—
Option contracts (4)	(68,249)	(7,253)	(10,890)	—	—	(46,404)	(4,261)	—	—	—

Total	(68,161)	(7,253)	(13,880)	—	—	(55,200)	(5,156)	—	(2,375)	-

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	USD area includes currencies closely related to USD, mainly the CAD, AED, AUD, KRW and SGD.

(3)	Other currencies include mainly the CHF, NOK and PLN.

(4)	Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

The fair market value of the Company’s financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

(in thousands of euros)

December 31	2004	2003

Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	33,135	16,986
Fair value of the financial instruments not qualifying as effective hedges under IAS 39	252	(560)

Total fair value of derivative financial instruments	33,387	16,426

9. OTHER CURRENT RECEIVABLES

Other current receivables include the following:

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Value added tax receivable	16,679	18,677	40,349
Other taxes receivable	4,111	11,255	9,175
Advance facility to supplier	—	12,001	9,598
Advance payments to non-trade suppliers	826	1,099	2,356
Prepaid expenses	10,090	15,780	15,129
Advance payments to trade suppliers	3,804	3,454	3,369
Prepaid pension costs (see Note 20)	—	—	504
Restricted cash	27,405	—	—
Other current assets	3,245	3,983	2,631

Total other current receivables	66,160	66,249	83,111

During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2004, the supplier had paid in full the advance facility and related interests.

Prepaid expenses include certain royalties paid in advance in the second quarter 2002 for the license to use certain software integrated in the Company’s products. This amount is being expensed through 2005, proportionally based on the number of units sold to customers. At each balance sheet date the Company reviews forecasted volumes to ensure that they are sufficient to cover the balance of the pre-paid amount. If necessary, part of the pre-payment is expensed in proportion to the volume decrease. As of December 31, 2004, the current portion of royalties paid in advance amounted to € 3,216 thousand.

Restricted cash is mainly composed of € 22,225 thousand (including interest amounting to € 273 thousand) related to the “Nicolaï” case (see Note 35). It also comprises € 2,657 thousand (of which € 886 thousand is reported under the caption “Other non-current receivables”, see Note 16), that relates to a time deposit in China to secure a loan in favor of “TTEF” (see Note 37). Restricted cash also comprises an amount of € 3,409 thousand related to Gemplus China Investment (“GCI”), a wholly owned subsidiary of the Company. The Company can only withdraw this cash when GCI is liquidated, which is the intention of the Company. However, this process has not yet started.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“P,P&E”) can be analyzed as follows:

(in thousands of euros)

	Land	Buildings	Machinery	Total 2004	Total 2003	Total 2002

Cost
As of January 1	6,524	165,005	305,054	476,583	512,677	526,813

Additions	—	5,766	17,122	22,888	15,238	31,953
Disposals	(368)	(7,486)	(20,374)	(28,228)	(31,669)	(24,521)
Changes in consolidation scope	—	—	—	—	(597)	2,547
Currency adjustments	(141)	(1,607)	(5,474)	(7,222)	(19,066)	(24,115)

As of December 31	6,015	161,678	296,328	464,021	476,583	512,677

Accumulated depreciation
As of January 1	—	(55,740)	(245,137)	(300,877)	(295,733)	(258,029)

Depreciation	—	(13,100)	(29,143)	(42,243)	(51,064)	(72,376)
Reversal of impairment loss	—	—	—	—	2,555	—
Disposals	—	4,824	18,625	23,449	30,794	22,896
Changes in consolidation scope	—	—	—	—	192	(511)
Currency adjustments	—	518	4,048	4,566	12,379	12,287

As of December 31	—	(63,498)	(251,607)	(315,105)	(300,877)	(295,733)

Net book value as of December 31	6,015	98,180	44,721	148,916	175,706	216,944
Including:
P,P&E under finance lease contracts, gross	3,153	66,579	139	69,871	68,926	69,407
P,P&E under finance lease contracts, depreciation	—	(26,908)	(84)	(26,992)	(22,689)	(18,865)

Net book value under finance lease contracts as of December 31	3,153	39,671	55	42,879	46,237	50,542

Interest is capitalized during the new construction or upgrade of qualifying assets. In 2002, interest was capitalized in the amount of € 324 thousand in connection with the construction of a building located in La Ciotat, France. No interest was capitalized in 2004 and 2003.

11. GOODWILL

Goodwill can be analyzed as follows:

(in thousands of euros)

	2004	2003	2002

Cost
As of January 1	156,081	165,443	163,402

Additions	—	5,901	6,437
Purchase price adjustments	(820)	—	—
Disposals and transfers	(36,791)	(9,918)	—
Currency adjustments	(2,088)	(5,345)	(4,396)

As of December 31	116,382	156,081	165,443

Accumulated depreciation and impairment
As of January 1	(118,354)	(92,256)	(46,822)

Impairment charge	—	(19,879)	(22,124)
Amortization	(7,718)	(13,172)	(24,993)
Disposals and transfers	36,791	4,543	167
Currency adjustments	1,096	2,410	1,516

As of December 31	(88,185)	(118,354)	(92,256)

Net book value as of December 31	28,197	37,727	73,187

As described in Notes 2.9 and 2.10, goodwill is amortized on a straight-line basis and reviewed for impairment based on expectations of future cash flows at each balance sheet date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Amortization and impairment charges are included in the Consolidated Statement of Income under “Goodwill amortization and impairment”.

Goodwill is allocated to the Company’s operating segments as follows:

		(in thousands of euros)
December 31	2004	2003	2002

Telecommunications	247	296	6,658
Financial Services	24,773	30,434	33,693
Identity and Security	3,177	6,997	32,836

Total	28,197	37,727	73,187

Impairment tests for goodwill

In 2004 the Company did not record any goodwill impairment charge.

In 2003 the Company recorded a goodwill impairment charge of € 19,879 thousand as a result of its impairment test. This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.

In 2002 the Company recorded a goodwill impairment charge for the remaining book value of € 22,124 thousand as a result of its impairment test. This write-down related to the goodwill generated following the acquisition of SLP SA of € 36,791 thousand in October 2000. In 2002 the Company decided to either sell or cease SLP operations due to a significant decline in sales of SLP software. SLP eventually ceased its activities in 2004. Therefore, the total gross value and accumulated depreciation have been written off.

12. DEFERRED DEVELOPMENT COSTS

Deferred development costs can be analyzed as follows:

		(in thousands of euros)
December 31	2004	2003	2002

Gross amount at the beginning of the year	54,651	56,658	41,357
Accumulated amortization at the beginning of the year	(36,735)	(30,748)	(12,887)

Balance at the beginning of the year	17,916	25,910	28,470

Deferred during the year	9,595	10,757	15,301
Less, allowances	(8,289)	(18,751)	(17,861)

Impact for the year on income before tax	1,306	(7,994)	(2,560)

Balance at the end of the year	19,222	17,916	25,910

Gross amount at the end of the year	55,846	54,651	56,658
Accumulated amortization	(36,624)	(36,735)	(30,748)

Balance at the end of the year	19,222	17,916	25,910

Research and development expenses incurred during the year consist of the following:

		(in thousands of euros)
Years ended December 31	2004	2003	2002

Research and development expenditures	68,208	63,918	95,288
Deferred development costs, net	(1,306)	7,994	2,560
Grants received including research tax credit	(4,310)	(2,689)	(5,608)

Total research and development expenses	62,592	69,223	92,240

13. OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Software, gross	35,289	39,739	44,914
Software, accumulated amortization	(26,881)	(24,677)	(19,550)

Software, net of accumulated amortization	8,408	15,062	25,364

Patents and patent rights, gross	6,428	7,125	9,758
Patents and patent rights, accumulated amortization	(5,871)	(6,030)	(4,388)

Patents and patents rights, net of accumulated amortization	557	1,095	5,370

Total other intangible assets, net	8,965	16,157	30,734

14. INVESTMENTS IN ASSOCIATES

Investments in associates can be analyzed as follows:

(in thousands of euros)

	2004	2003	2002
		(Restated)	(Restated)

As of January 1	19,216	21,008	4,358

Change in perimeter (1)	—	7,090	19,734
Share of (loss) profit	(5,970)	(7,561)	(3,084)
Currency adjustments	(382)	(1,321)	—

As of December 31	12,864	19,216	21,008

(1)	Change in perimeter comprises the impact of changes in ownership interest leading to reclassifications between subsidiaries, available-for-sale financial assets and investments in associates.

The Company has investments in associates in several non-public start-up companies. These investments are accounted for in accordance with the accounting policies described in Note 2.2. The Company has no significant flow of transactions with these companies.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Investments in non-marketable equity securities	23,512	18,549	17,367
Provision for impairment of available-for-sale assets	(18,760)	(17,902)	(15,287)

Available-for-sale financial assets, net	4,752	647	2,080

Changes in available-for-sale financial assets are as follows:

(in thousands of euros)

	2004	2003	2002
		(Restated)	(Restated)

As of January 1	647	2,080	17,066

Additions	5,300	1,140	—
Change in perimeter	—	—	(8,542)
Gains (losses) on available-for-sale financial assets	(858)	(2,487)	(6,444)
Currency adjustments	(337)	(86)	—

As of December 31	4,752	647	2,080

The Company neither trades nor holds marketable securities and has minority shareholdings in several non-public start-up companies. These shareholdings are accounted for in accordance with the accounting policies described in Note 2.12. A write-down is recorded when there is reason to believe that an impairment in value that is other than temporary has occurred, i.e., that the business model is questioned or that the business plan is not met.

16. OTHER NON-CURRENT RECEIVABLES

Other non-current receivables consist of the following:

(in thousands of euros)

December 31	Notes	2004	2003	2002
			(Restated)	(Restated)

Loans receivable from senior management, net of provision (69,885 in 2004, 69,220 in 2003, 67,582 in 2002)	(35)	8,880	9,546	11,183
Non-current portion of advance facility to supplier	(9)	—	—	14,396
Research tax credit		11,259	10,206	13,215
Rental deposit		716	855	1,902
Employee loans and other related loans		402	719	275
Prepaid expenses (non-current portion)	(9)	—	4,329	8,738
Carry-back receivable from tax authority	(19)	21,295	—	—
Restricted cash	(9)	886	—	—
Other loans and assets		462	1,596	4,376

Total other non-current receivables		43,900	27,251	54,085

17. CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES

Current portion of provisions and other liabilities consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Current portion of provisions	22,196	44,763	43,527
Other current liabilities	28,021	33,327	37,606

Total	50,217	78,090	81,133

Variation analysis of the current portion of provisions is as follows:

(in thousands of euros)

			Effect of		Amount	Amount	Reclassification
			changes in	Increase in	unused	used	within
Current portion	December 31,	December 31,	exchange	current	during	during the	balance	December 31,
of provisions	2002	2003	rate	liabilities	the period	period	sheet items	2004
	(Restated)	(Restated)

Provision for restructuring (see Note 21)	40,975	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Allowances for customer claims	2,552	612	10	383	(72)	(556)	—	377
Provision for litigation (see Note 35)	—	5,200	—	—	—	—	—	5,200

Total current portion of provisions	43,527	44,763	22	15,785	(9,627)	(25,846)	(2,901)	22,196

Other current liabilities consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Deferred revenue	17,317	19,409	14,088
Management severance liability (see Note 35)	—	—	9,975
Tax reimbursement liability on interest forgiven on loans to senior management (see Note 35)	—	—	1,545
Customer deposits	5,228	5,690	4,554
Bank overdrafts	1,752	99	1,677
Other accrued liabilities	3,724	8,129	5,767

Total other current liabilities	28,021	33,327	37,606

Deferred revenue mainly relates to cards invoiced to customers but not shipped because the products require customization to be performed by the Company and to sales to resellers and distributors for which revenue recognition criteria described in Note 2.5 have not yet been met.

Bank overdrafts either result from the daily usage of cash in some of the Company’s foreign locations or from subsidiaries that are not wholly owned and that do not benefit from the Company’s treasury management.

18. CURRENT AND NON-CURRENT OBLIGATIONS UNDER FINANCE LEASES

Finance leases obligations outstanding as of December 31, 2004, are analyzed as follows:

(in thousands of euros)

Not later than 1 year	7,235
Later than 1 year and not later than 5 years	25,392
Later than 5 years	11,922

Total minimum lease payments	44,549

Less, amount representing interest	(4,881)

Present value of minimum obligations under finance leases	39,668

Less, current portion of obligations under finance leases	(6,005)

Non-current obligations under finance leases	33,663

The present value of finance lease liabilities is as follows:

(in thousands of euros)

Not later than 1 year	6,005
Later than 1 year and not later than 5 years	22,481
Later than 5 years	11,182

Present value of minimum obligations under finance leases	39,668

In 2001 the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The construction of the building was completed in October 2002. The capital lease has a duration of 12 years ending in September 2014. The proceeds received amounted to € 956 thousand in 2004, € 2,142 thousand in 2003 and € 15,962 thousand in 2002. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.

19. NON-CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES

Variation analysis of the non-current portion of provisions is as follows:

(in thousands of euros)

			Effect of		Amount	Amount	Reclassification
			changes in	Increase in	unused	used	within
Non-current portion	December 31,	December 31,	exchange	non-current	during	during the	balance
of provisions	2002	2003	rate	liabilities	the period	period	sheet items	December 31, 2004
	(Restated)	(Restated)

Provision for patent claims (see Note 35)	9,000	9,000	—	—	—	—	—	9,000
Provision for income tax claims	37,326	41,017	10	3,662	(2,102)	(34,225)	(922)	7,440
Provision for pension costs (see Note 20)	1,780	1,562	(80)	753	—	—	610	2,845
Provision for restructuring (see Note 21)	—	—	(1)	1,136	—	—	2,901	4,036
Other provisions	3,711	5,503	(3)	1,924	(1,366)	(1,930)	(1,753)	2,375

Total	51,817	57,082	(74)	7,475	(3,468)	(36,155)	836	25,696

From time to time, the Company is subject to tax claims from tax authorities in jurisdictions where the Company does business. The Company records a provision for tax risk based upon the most current information available and management’s judgment regarding the likely outcome of any tax claims.

In 2002, certain French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. In July 2004, the Company finalized an agreement with the French tax authority relating to this tax assessment:

•	The tax assessment resulted in a net income tax charge over the period 2002 to 2004 in an amount of € 3,990 thousand (a provision of € 5,854 thousand was accounted for in 2002, the provision was revised downwards in 2003 in an amount of € 1,930 thousand and upwards in 2004 in an amount of € 66 thousand).

•	The tax assessment resulted in an amount payable by the Company of € 34,012 thousand and the recognition of tax losses carried over amounting to € 24,040 thousand.

•	The accounting impact of the tax assessment over the period 2002 to 2004 can be summarized as follows:

(in thousands of euros)

Amount payable in 2004	(34,012)
Recognition of tax losses carried over	24,040
Income tax payable recognized in 1998, 1999, 2000	5,982

Income tax charge resulting from the tax assessment	(3,990)

•	In 2004, the Company made a cash settlement of the amount payable of € 34,012 thousand and elected to carryback the recognized tax losses of € 24,040 thousand. The Company’s recovery of the carryback is expected in mid-2007. This carryback has been discounted in accordance with IFRS, resulting in additional income tax expense of € 3,018 thousand and financial income of € 273 thousand in 2004.

As at December 31, 2004, the present value of the carryback receivable, amounting to € 21,295 thousand, is recorded in “other non-current receivables”.

As part of this tax assessment, a certain number of VAT and other tax liabilities have been recognized for an amount of € 506 thousand in 2004 (€ 1,859 thousand in year 2003 and prior).

Certain of the Company’s subsidiaries are under tax audit in Germany and Singapore. The Company increased its provision for tax risk in Singapore at December 31, 2004, by a net amount of € 1,183 thousand. In Germany, as a result of discussions with the German tax authorities, the Company reduced its related provision for tax risk at December 31, 2004, by € 1,727 thousand.

In addition, the Company increased its provision for tax risk in 2004 by € 2,032 thousand, relating to potential tax claims in other jurisdictions, in accordance with its accounting policies.

Other non-current liabilities consist of the following:

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Government loans received	3,973	3,618	1,897
Management compensation and severance liability (see Note 35)	8,880	9,546	—
Others	500	—	—

Total other non-current liabilities	13,353	13,164	1,897

20. PENSION PLANS

20.1 Pensions

In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a non-current liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to € 1,119 thousand, € 1,176 thousand and € 1,388 thousand at December 31, 2004, 2003 and 2002, respectively.

The Company also offers an Employee Investment Plan (EIP) to all US employees under section 401 (k) of the US Internal Revenue Code. Company contributions to the EIP plan amounted to approximately € 728 thousand, € 898 thousand and € 1,240 thousand in 2004, 2003 and 2002, respectively.

The Company operates pension plans in other countries. The Company’s principal plan is a defined benefit plan open to all employees in the United Kingdom. Actuarial valuations have been performed at December 31, 2004, 2003 and 2002.

Net periodic pension costs for the principal defined benefit plan for the years ended December 31, 2004, 2003 and 2002, comprise the following elements:

(in thousands of euros)

Years ended December 31	2004	2003	2002

Current year service cost	1,005	1,170	1,549
Interest accrued on pension obligations	1,669	1,465	1,346
Actual loss (return) on plan assets	(1,612)	(2,049)	2,915
Net amortization and deferral	763	1,285	(4,339)

Total pension costs	1,825	1,871	1,471

The following tables set forth the funded status of the principal defined benefit plan:

(in thousands of euros)

December 31	2004	2003	2002

Accumulated benefit obligation	32,279	28,386	26,234
Projected benefit obligation	33,262	28,911	27,745
Plan assets at fair value	19,509	16,828	15,233

Projected benefit obligation in excess of plan assets	(13,753)	(12,083)	(12,512)

Unrecognized net loss	13,023	11,681	12,951

Net prepaid (payable) pension cost	(730)	(402)	439

The following weighted average rates were used in the calculation of projected benefit obligation:

December 31	2004	2003	2002

Discount rate	5.25%	5.50%	5.50%
Expected rate of return on plan assets	7.00%	7.00%	8.00%
Assumed rate of compensation increase	3.75%	3.75%	3.75%

Plan assets are comprised of 58% of equity securities and 42% of corporate bonds. The investment strategy generally consists of matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.

The change in fair value of the plan asset and the projected benefit obligation for 2004 is as follows:

(in thousands of euros)

	2004	2003

Projected benefit obligation as of January 1	28,911	27,745

Service cost	1,005	1,170
Interest cost	1,669	1,465
Plan participants’ contributions	400	444
Actuarial (gain) loss	2,143	1,037
Benefits paid	(738)	(662)
Currency adjustments	(128)	(2,288)

Projected benefit obligation as of December 31	33,262	28,911

(in thousands of euros)

	2004	2003

Fair value of plan assets as of January 1	16,828	15,233

Actual return on plan assets	1,612	2,049
Employer contribution	1,488	1,045
Plan participants’ contributions	400	444
Benefits paid	(738)	(662)
Currency adjustments	(81)	(1,281)

Fair value of plan assets as of December 31	19,509	16,828

20.2 Post-retirement benefits other than pensions

Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.

21. RESTRUCTURING

In the second quarter of 2001, the Company implemented the first of three restructuring and rationalization programs. The second and third programs were announced in the first and fourth quarter of 2002, respectively. The primary objective of the restructuring and worldwide rationalization programs was to reduce operating costs by consolidating, eliminating and/or downsizing existing operating locations, i.e., manufacturing plants and sales offices. The Company expects that all actions related to the restructuring will be completed by the end of 2005. There are no significant remaining activities to be terminated at December 31, 2004 as part of those restructuring plans.

In 2004, the Company recorded a total pre-tax restructuring charge of € 20,233 thousand in its Consolidated Statement of Income, mainly related to the third restructuring program. This 2004 expense was partially offset by a release of unused provisions amounting to € 11,849 thousand, mainly related to the second restructuring plan. As a result, the total pre-tax net restructuring charge recorded in 2004 amounts to
€ 8,384 thousand.

Variation analysis of the restructuring provisions is as follows:

(in thousands of euros)

		Effect		Amount	Amount
Provision for reduction		of changes		unused	used	Reclassification
of workforce and	January 1,	in exchange	Increase in	during	during	within balance	December 31,
other cash outflows	2002	rate	provision	the period	the period	sheet items	2002

First restructuring program	6,177	(141)	1,514	—	(5,492)	—	2,058
Second restructuring program	—	(868)	66,919	—	(27,446)	—	38,605
Third restructuring program	—	—	755	—	(443)	—	312

Total provision for reduction of workforce and other cash outflows	6,177	(1,009)	69,188	—	(33,381)	—	40,975

Including:
Current portion (see Note 17)	6,177	(1009)	69,188	—	(33,381)	—	40,975
Non-current portion (see Note 19)	—	—	—	—	—	—	—

Total provision for reduction of workforce and other cash outflows	6,177	(1,009)	69,188	—	(33,381)	—	40,975

(in thousands of euros)

		Effect		Amount	Amount
Provision for reduction		of changes		unused	used	Reclassification
of workforce and	January 1,	in exchange	Increase in	during	during	within balance	December 31,
other cash outflows	2003	rate	provision	the period	the period	sheet items	2003

First restructuring program	2,058	(263)	89	—	(881)	—	1,003
Second restructuring program	38,605	(817)	246	(170)	(27,247)	—	10,617
Third restructuring program	312	(38)	54,848	—	(27,791)	—	27,331

Total provision for reduction of workforce and other cash outflows	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

Including:
Current portion (see Note 17)	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951
Non-current portion (see Note 19)	—	—	—	—	—	—	—

Total provision for reduction of workforce and other cash outflows	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

(in thousands of euros)

		Effect		Amount	Amount
Provision for reduction		of changes		unused	used	Reclassification
of workforce and	January 1,	in exchange	Increase in	during	during	within balance	December 31,
other cash outflows	2004	rate	provision	the period	the period	sheet items	2004

First restructuring program	1,003	7	—	(312)	(589)	—	109
Second restructuring program	10,617	(9)	143	(5,579)	(2,134)	—	3,038
Third restructuring program	27,331	13	16,395	(3,664)	(22,567)	—	17,508

Total provision for reduction of workforce and other cash outflows	38,951	11	16,538	(9,555)	(25,290)	—	20,655

Including:
Current portion (see Note 17)	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Non-current portion (see Note 19)	—	(1)	1,136	—	—	2,901	4,036

Total provision for reduction of workforce and other cash outflows	38,951	11	16,538	(9,555)	(25,290)	—	20,655

The impact of restructuring activity on the Consolidated Statement of Income is as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002

Reduction of workforce and other cash outflows
Restructuring expenses	16,538	55,183	69,188
Release of unused provisions	(9,555)	(170)	—

Total reduction of workforce and other cash outflows	6,983	55,013	69,188

Non-cash write-offs of assets
Restructuring expenses	3,695	9,515	20,815
Release of unused provisions	(2,294)	(2,555)	—

Total non-cash write-offs of assets	1,401	6,960	20,815

Total restructuring expenses	8,384	61,973	90,003

Including:
First restructuring program	942	89	1,514
Second restructuring program	(6,638)	136	80,808
Third restructuring program	14,080	61,748	7,681

Total restructuring expenses	8,384	61,973	90,003

First restructuring program (announced on May 2, 2001)

In 2004, the Company recorded a net restructuring charge of € 942 thousand with respect to the first restructuring program, mainly due to the reassessment of the impairment loss of an unused building in Germany.

The remaining restructuring reserve of € 109 thousand is a provision for ongoing rents for closed sites, mainly in the USA and Germany. Of this amount, € 43 thousand correspond to the current portion of lease obligations and which are reported in “Current portion of provisions” (see Note 17) and € 66 thousand, which relate to the non-current portion reported in “Non-current portion of provisions” (see Note 19).

The cumulative charge related to the first restructuring program amounts to € 31,011 thousand and represents:

•	€ 8,476 thousand of fixed asset write-downs without any cash impact; and

•	€ 22,535 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

As part of the first restructuring program, 497 employees were terminated.

Second restructuring program (announced on February 6, 2002)

In 2004, the Company recorded a net reversal of restructuring provisions for € 6,638 thousand with respect to the second restructuring plan, mainly due to the collection of a receivable balance amounting to € 1,900 thousand, previously believed to be uncollectible and related to a ceased activity, € 1,100 thousand related to the reduction in the term of the lease for an unused operating facility and € 4,479 thousand primarily related to changes in estimates of amounts accrued for employee termination costs. This is attributed to the nature of social plans in France which allow employees to elect their compensation benefit schemes, each of them having different costs due to the election and timing of payout. Since most employees have now left the Company, the provision was adjusted to reflect actual decisions. The Company also recorded an additional charge related to asset write-offs in France amounting to € 770 thousand.

The remaining restructuring reserve of € 3,038 thousand relates primarily to the provision for ongoing rents for closed sites. Of this amount, € 1,067 thousand correspond to the current portion of this debt and which are reported in “Current portion of provisions” (see Note 17) and € 1,971 thousand, related to the non-current portion reported in “Non-current portion of provisions” (see Note 19).

The cumulative charge for the second restructuring program amounted to € 74,305 thousand and represents:

•	€ 12,549 thousand of fixed asset write-downs without any cash impact; and

•	€ 61,756 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

As part of the second restructuring program, 1,318 employees were terminated.

Third restructuring program (announced on December 9, 2002)

In 2004, the Company recorded a net € 14,080 thousand restructuring charge with respect to the third restructuring program mainly due to the charge linked to the closure of a plant in Germany for € 14,929 thousand, an accrual of € 1,013 thousand for closed sites in the United Kingdom, and a reversal of restructuring provision of € 2,843 thousand related to changes in estimates of amounts accrued for employee termination costs. This is attributed to the nature of social plans in France which allow employees to elect their compensation benefit schemes, each of them having different costs due to the election and timing of payout. Since most employees have now left the Company, the provision was adjusted to reflect actual decisions.

The remaining restructuring reserve of € 17,507 thousand is a provision for ongoing rents for closed sites and for payment obligations for employee termination. Of this amount, € 15,508 thousand correspond to the current portion of this debt and are reported in “Current portion of provisions” (see Note 17) and € 1,999 thousand are reported in “Non-current portion of provisions” (see Note 19).

The cumulative charge for the third restructuring program amounts to € 83,509 thousand and represents:

•	€ 15,177 thousand to write-down intangible and fixed assets without any cash impact; and

•	€ 68,332 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce, legal and professional fees and the transfer of contracts to partners.

As part of the third restructuring program, 877 employees were terminated. 777 people left the Company in 2003, 100 in 2004 and the remaining 66 employees, primarily in Germany, are expected to leave during the first half year of 2005.

22. ORDINARY SHARES

Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxemburg. The authorized share capital of the Company is currently € 400 million consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six shares (1,889,466,226) of no nominal value.

22.1 Contribution of Gemplus SA shares and issuance of shares following stock option exercise

In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Company, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxemburg corporation on a one for one basis. This transaction has been accounted for using historical cost basis accounting. As of December 31, 2004, certain shares held by employees or former employees had not yet been contributed. Gemplus SA shares still to be contributed correspond to the equivalent of 900,250 Gemplus International SA shares representing 0.15% of the shareholdings of Gemplus International SA, which in total was represented by 608,482,253 shares as of December 31, 2004. As of December 31, 2004, certain options held by employees under the Gemplus SA stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares may be contributed by their holders to Gemplus International SA. Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares (including shares issued following exercise of Gemplus SA stock-options) will eventually be converted. These shares are therefore assumed to be a component of shareholders’ equity. Thus, they have been included in both the basic and diluted earnings per share calculations.

During 2002, 2003 and 2004, the Company issued respectively 699,100, 17,550 and 901,250 shares of Gemplus SA following the exercise of Gemplus SA stock options held by employees.

During 2002, 2003 and 2004, the Company issued respectively 2,525,150, 1,010,900 and 3,295,800 shares following the contribution of respectively 50,503, 20,218 and 65,916 shares of Gemplus SA held mainly by employees.

During 2002, 2003 and 2004, the Company issued respectively 398,350, 179,837 and 268,207 shares following the exercise of Gemplus International SA stock options held by employees.

22.2 Treasury shares

During the third quarter of 2001, the Company started the implementation of a share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized on May 4, 2001, by the Commission des Opérations de Bourse (which subsequently became the Autorité des Marchés Financiers). Within the scope of this share repurchase program, the Company redeemed 6,044,515 shares at an average price of € 3.06 per share.

On 17 April 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel, when owning them directly, the 30,743,679 shares returned by Mr. Perez, a former Chief Executive Officer and held by an indirect subsidiary. In accordance with this decision, on March 10, 2003, the 30,743,679 shares were cancelled, without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2.18. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however it resulted in an increase of the par value of the issued shares.

During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

As of December 31, 2004, the Company held 1,442,715 shares of its outstanding common stock.

Change in treasury shares is as follows:

Number of treasury shares

As of December 31, 2002	31,727,101

Cancellation of treasury shares	(30,743,679)

Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

As of December 31, 2003	1,471,379

Sale of treasury shares	(28,664)

As of December 31, 2004	1,442,715

The number of shares as of December 31, 2004 can be analyzed as follows:

Number of shares outstanding	607,582,003

Gemplus SA shares to be contributed	900,250

Number of shares outstanding including shares to be contributed	608,482,253

Treasury shares	(1,442,715)

Basic number of shares outstanding	607,039,538

Options outstanding	74,072,315

Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	683,673,826

As of December 31, 2004, 54,636,852 options are authorized but not yet granted under the different stock option plans (see Note 23).

23. STOCK OPTION PLANS

The Company may grant, under various employee stock option plans (the “Plans”), options to purchase or subscribe for ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years.

Stock option activity was as follows:

	Number of options
	authorized not	Number of options		Average Price
	yet granted	outstanding	Price per share	per share

Balances, December 31, 2001	51,790,242	94,460,108	€0.77 - € 7.96	€3.82

Options exercised	—	(1,097,450)	€0.83 - € 2.29	€1.51
Options granted	(31,389,884)	31,389,884	€0.84 - € 2.68	€1.24
Options terminated unexercised	48,734,723	(48,734,723)	€0.83 - € 7.96	€4.71
Options authorized	—	—	—	—

Balances, December 31, 2002	69,135,081	76,017,819	€0.83 - €7.96	€2.17

Options exercised	—	(197,387)	€0.83 - € 1.13	€0.88
Options granted	(16,140,000)	16,140,000	€0.83 - € 1.52	€1.37
Options terminated unexercised	2,243,169	(9,685,519)	€0.83 - € 6.00	€2.52
Options authorized	—	—	—	—

Balances, December 31, 2003	55,238,250	82,274,913	€0.83 - € 6.00	€1.98

Options exercised	—	(1,169,457)	€0.83 - € 1.71	€1.26
Options granted	(3,200,000)	3,200,000	€1.45 - € 1.82	€1.66
Options terminated unexercised	2,598,602	(10,233,141)	€0.96 - € 6.00	€2.63
Options authorized	—	—	—	—

Balances, December 31, 2004	54,636,852	74,072,315	€0.83 - € 6.00	€1.88

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2004:

Exercise prices	Number	Weighted	Number
(in euros)	of options	average contractual	of options
	outstanding	contractual life (years)	exercisable

0.83	2,000,000	8.6	500,000
0.84	8,000,000	7.7	4,000,000
0.96	80,000	8.3	80,000
1.13	13,032,120	7.9	7,171,913
1.14	80,000	7.6	70,000
1.23	2,230,000	8.6	557,500
1.24	257,550	8.6	66,347
1.25	200,000	8.5	50,000
1.28	208,500	7.8	90,500
1.31	160,000	7.5	160,000
1.35	263,900	0.0	263,900
1.42	1,000,000	7.5	500,000
1.45	400,000	9.3	—
1.46	4,732,500	8.8	1,278,125
1.49	40,000	8.8	10,000
1.52	6,736,850	8.3	1,963,100
1.58	1,000,000	9.4	—
1.66	550,000	9.8	—
1.71	3,138,700	3.0	3,138,700
1.79	1,000,000	9.3	—
1.82	250,000	9.3	—
2.25	4,000,000	7.7	2,000,000
2.29	14,122,217	4.3	14,122,217
2.60	74,200	7.1	37,100
2.68	343,425	7.1	208,525
2.87	52,220	6.8	47,720
2.90	377,513	6.7	376,400
3.17	35,000	6.9	26,250
3.18	50,000	6.9	37,500
3.51	7,416,314	5.5	7,416,314
3.79	310,038	6.5	233,852
4.14	11,700	6.5	10,538
6.00	1,919,568	5.9	1,919,568

	74,072,315	6.8	46,336,069

Weighted average exercise price (options outstanding):		€ 1.88
Weighted average exercise price (options exercisable):		€ 2.20

On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2004, 13,091,670 of the stock options resulting from the rollover were outstanding.

Warrants

The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2004. These warrants give right to purchase 2,561,973 ordinary shares at a purchase price of € 2.3375 per share at any time before July 2007.

24. COMPREHENSIVE INCOME

Comprehensive income is the change in equity attributable to equity holders of the Company during the year due to transactions and other events, other than dividends paid, treasury stock and common stock transactions. It includes net income and other comprehensive income for the year. Other comprehensive income is composed of: (i) the current year’s currency translation adjustment; (ii) the current year’s unrealized gains and losses on available-for-sale securities, net of tax; and (iii) the changes in fair value of effective hedges, net of tax.

The components of other comprehensive income in the shareholders’ equity section of the balance sheets as of December 31, 2004, 2003 and 2002, respectively, were as follows:

	(in thousands of euros)

December 31	2004	2003	2002

Cumulative translation adjustment	(16,411)	(6,460)	1,873
Net unrealized gain (loss) on hedging instruments qualifying as effective	28,367	11,030	6,698

Other comprehensive income	11,956	4,570	8,571

The components of comprehensive income for the years ended December 31, 2004, 2003 and 2002, respectively, were as follows:

	(in thousands of euros)

Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Net income (loss)	6,291	(158,955)	(316,558)

Change in cumulative translation adjustment	(9,951)	(8,333)	5,440
Change in fair value of derivatives qualifying as effective hedging instruments	17,337	4,332	7,099

Change in cumulative other comprehensive income	7,386	(4,001)	12,539

Comprehensive net income (loss)	13,677	(162,956)	(304,019)

25. NET SALES

Analysis of net sales by category is as follows:

	(in thousands of euros)

Years ended December 31	2004	2003	2002

Sales of goods	801,668	689,835	718,902
Sales of services	60,567	55,706	64,062
Other net sales	2,799	3,662	4,470

Total net sales	865,034	749,203	787,434

License fees and royalties are included in “other net sales”.

26. EXPENSES BY NATURE

Expenses by nature are as follows:

		(in thousands of euros)

Years ended December 31	2004	2003	2002

Depreciation, amortization and impairment	(56,691)	(95,071)	(133,359)
External labor costs	(41,212)	(28,254)	(34,183)
Employee benefit expenses	(263,005)	(276,507)	(296,283)
Material costs	(327,080)	(285,146)	(287,861)
Other expenses	(150,728)	(198,011)	(267,456)

Total expenses	(838,716)	(882,989)	(1,019,142)

Employee benefit expenses by nature are as follows:

		(in thousands of euros)

Years ended December 31	2004	2003	2002

Wages and salaries	(246,588)	(259,670)	(275,272)
Pension benefits	(11,160)	(11,498)	(13,053)
Other expenses	(5,257)	(5,339)	(7,959)

Total employee benefit expenses	(263,005)	(276,507)	(296,283)

Headcount was 5,476, 5,037 and 5,680 as of December 31, 2004, 2003 and 2002 respectively.

27. FINANCIAL INCOME AND EXPENSE, NET

Financial income and expense, net, consists of the following:

		(in thousands of euros)

Years ended December 31	2004	2003	2002

Financial income	8,245	10,484	19,782
Financial expense	(2,592)	(2,280)	(70,874)

Financial income (expense), net	5,653	8,204	(51,092)

In 2002, net financial income and expense included a € 67,582 thousand non-cash charge to cover the risk of possible non-reimbursement of a loan granted to Mr. Lassus. In 2004 and 2003, no additional financial expense was recorded related to this risk (see Note 35).

Financial income is mainly composed of interest received on short-term deposits (see Note 5).

Financial expense is mainly composed of finance lease interest (see Note 18).

28. OTHER NON-OPERATING INCOME AND EXPENSE, NET

Other non-operating income and expense, net, consists of the following:

	(in thousands of euros)

Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Gains (losses) on available-for-sale financial assets (see Note 15)	(858)	(2,487)	(6,444)
Net foreign exchange gains (losses) (see Note 30)	(5,900)	(8,652)	(15,106)

Other non-operating income and expense, net	(6,758)	(11,139)	(21,550)

“Foreign exchange gains (losses)” is mainly composed of exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at the Company’s treasury level and of the ineffective portion of hedging instruments. Exchange gains and losses on commercial transactions and effective portion of hedging instruments are reported in “Cost of sales” (see Note 30).

29. INCOME TAX EXPENSE

The components of income tax expense are as follows:

	(in thousands of euros)

Years ended December 31	2004	2003	2002

Current taxes	(9,292)	(3,329)	(9,667)
Deferred taxes	(3,661)	(11,344)	543

Total tax expense	(12,953)	(14,673)	(9,124)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

	(in thousands of euros)

Years ended December 31	2004	2003	2002

Income (loss) before taxes and minority interest	17,626	(146,433)	(311,767)

Income tax calculated at corporate tax rate (1)	(5,355)	44,486	94,715
Effect of tax exemption	1,174	5,438	(15,551)
Effect of different tax rates	4,679	12,053	13,434
Effect of utilization of unrecognized tax assets	9,706	1,854	1,351
Effect of unrecognized tax assets	(15,730)	(62,337)	(79,548)
Provision for tax risks	(1,559)	186	(5,932)
Discounting of carryback receivable (see Note 19)	(3,018)	—	—
Effect of expenses non deductible and revenues non taxable	(505)	(6,312)	(3,900)
Effect of goodwill amortization resulting from mergers and acquisitions (see Note 3)	(2,345)	(10,041)	(13,693)

Income tax expense	(12,953)	(14,673)	(9,124)

(1)	Luxemburg tax rate of 30.38 % in 2004, 2003 and 2002.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off a current tax asset against a current tax liability which relate to income taxes levied by the same taxation authority and the taxation authority permits the Company to make or receive a single net payment.

The components of the net deferred tax assets recorded at December 31, 2004, 2003 and 2002 are as follows:

	(in thousands of euros)

December 31	2004	2003	2002

ASSETS
Loss carryforward	3,098	29,223	38,376
Excess book over tax depreciation and amortization	1,091	1,585	2,622
Other temporary differences	2,253	1,635	3,469

Total (1)	6,442	32,443	44,467

To be recovered after more than 12 months	3,621	29,163	39,827
To be recovered within 12 months	2,821	3,280	4,640

LIABILITIES
Excess tax over book depreciation and amortization	(178)	(294)	(1,203)
Other temporary differences	—	(289)	(1,590)

Total	(178)	(583)	(2,793)

To be recovered after more than 12 months	(178)	(294)	(1,203)
To be recovered within 12 months	—	(289)	(1,590)

Deferred tax assets, net	6,264	31,860	41,674

(1)	Unrecognized deferred tax assets amount to € 335,135 thousand at December 31, 2004 (€ 219,780 thousand and € 138,229 thousand at December 31, 2003 and 2002 respectively).

The Company had no net deferred tax liability at December 31, 2004, 2003 and 2002.

The use of the deferred tax assets will mainly depend upon the Company’s results of operations, which are difficult to accurately predict in certain tax jurisdictions. Under generally accepted accounting principles, future profitability in those jurisdictions cannot be clearly evidenced, taking into account the Company’s losses in 2001, 2002 and 2003. As a result, in 2002, 2003 and 2004, certain deferred tax assets for amounts of € 138,229 thousand, € 219,780 thousand and € 335,135 thousand respectively, have not been recognized.

The gross variation in deferred income tax assets is as follows:

(in thousands of euros)

2004

As of January 1	31,860

Income statement charge	(3,661)
Impact of the election to carry-back of unused tax losses (see Note 19)	(24,040)
Other reclassifications within balance sheet	2,178
Exchange differences	(73)

As of December 31	6,264

Loss carryforward

At December 31, 2004, the Company had potential deferred tax assets related to net operating loss carryforwards totalling € 324,443 thousand, of which € 24,080 thousand are limited to 20 years. Substantially all of the remainder may be used indefinitely. The use of approximately € 6,800 thousand of the deferred tax assets related to net operating loss carryforwards may be subject to change of ownership limitations. These deferred tax assets have not been recognized.

In Germany and Mexico, due to business changes, the Company decreased the amount of deferred tax assets recognized in previous years by € 1,401 thousand and € 1,500 thousand, respectively.

Income tax on undistributed earnings

Deferred income taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. The Company does intend to indefinitely reinvest undistributed earnings of its foreign subsidiaries in most jurisdictions. In jurisdictions where the Company does not have that intention, such a distribution of earnings would not trigger taxes. Therefore, the Company did not provide for deferred income taxes on these earnings and believes that the determination of this amount is not practicable.

Tax audit

As described in Note 19, the Company is under tax audit in Germany and Singapore.

30. NET FOREIGN EXCHANGE GAINS (LOSSES)

The exchange differences (charged) credited to the Consolidated Statement of Income are included as follows:

	(in thousands of euros)

Years ended December 31	2004	2003

“Net sales” line	—	—

“Cost of sales” line	15,204	12,494
Effective portion of qualified hedging instruments	14,888	21,526
Exchange gains and losses on commercial transactions	316	(9,032)

“Research and development expenses” line	—	—

“Selling and marketing expenses” line	—	—

“General and administration expenses” line	—	—

“Other non-operating income (expense), net” line	(5,900)	(8,652)
Ineffective portion of qualified hedging instruments and exchange gains and losses on non-qualified hedging instruments	(5,772)	(6,275)
Exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at Group Treasury level	(128)	(2,377)

Total net foreign exchange gains (losses)	9,304	3,842

31. NET INCOME (LOSS) PER SHARE CALCULATION

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:

As net losses have been reported in 2003 and 2002, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in these periods, as the effect would be anti-dilutive.

Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 22).

	(in thousands of euros, except shares and per share data)

Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Net income (loss) attributable to equity holders of the Company (numerator)	4,674	(161,107)	(320,891)

Shares used in basic net income (loss) per share calculation (denominator):

Weighted average number of common shares outstanding	606,672,060	605,658,965	606,222,660

Dilutive effect of stock options	12,350,412	5,625,142	1,516,176
Dilutive effect of warrants	—	—	28,073

Weighted average diluted number of shares outstanding	619,022,472	611,284,107	607,766,909
Shares used in diluted net income (loss) per share (denominator)	619,022,472	605,658,965	606,222,660

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	0.01	(0.27)	(0.53)
Diluted	0.01	(0.27)	(0.53)

32. SEGMENT INFORMATION

32.1 Primary reporting format – operating segments

In 2004, the Company realigned its reporting segments in three operating segments: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, according to its new operating structure.

The Telecommunications segment remains unchanged and includes the wireless products and services, comprising wireless microprocessor cards and related applications (embedded software and Over-The-Air platforms) and services (system integration and operated services), prepaid phone cards and scratchcards.

The former Financial Services and Security segment has been divided into:

•	the Financial Services segment, comprising systems and services based on chip card technology for applications such as financial services, retail, transport, pay-TV, as well as magnetic stripe plastic cards for all applications;

•	the Identity and Security segment, comprising systems and services based on chip card technology for applications such as national ID, healthcare, driver’s license, car registration, passport and visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

These three segments have a different customer base, and each of them has separate financial information available. The management evaluates these segments regularly, decides how to allocate resources and assesses performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using net sales, gross profit and operating income (loss). The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.

The following tables present selected data for the years ended December 31, 2004, 2003 and 2002:

	(in thousands of euros)

Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Net sales
Telecommunications	641,775	542,534	544,471
Financial Services	182,237	168,167	195,063
Identity and Security	41,022	38,502	47,900

Net sales	865,034	749,203	787,434

Gross profit
Telecommunications	220,781	166,776	154,526
Financial Services	37,672	31,951	34,678
Identity and Security	12,048	8,529	10,508

Gross profit	270,501	207,256	199,712

Operating expenses
Telecommunications	(148,982)	(196,123)	(273,788)
Financial Services	(63,948)	(88,527)	(110,886)
Identity and Security	(31,253)	(56,392)	(46,746)

Operating expenses	(244,183)	(341,042)	(431,420)

Operating income (loss)
Telecommunications	71,799	(29,347)	(119,262)
Financial Services	(26,276)	(56,576)	(76,208)
Identity and Security	(19,205)	(47,863)	(36,238)

Operating income (loss)	26,318	(133,786)	(231,708)

32.2 Secondary reporting format – geographical segments

The Company’s three business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The following is a summary of sales to external customers by geographic area for the years ended 2004, 2003 and 2002:

	(in thousands of euros)

Years ended December 31	2004	2003	2002

Europe, Middle East and Africa	443,141	407,718	416,220
Asia	194,292	171,860	199,497
Americas	227,601	169,625	171,717

Net sales	865,034	749,203	787,434

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxemburg in which sales to customers are insignificant.

No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2004, 2003 and 2002.

33. DIVIDENDS PER SHARE

The Company did not pay any dividend during 2004, 2003 and 2002.

34. FINANCIAL ASSETS AND LIABILITIES AT FAIR MARKET VALUE

Derivative financial instruments (forward exchange contracts; currency options contracts) are accounted for at fair value. The carrying amount of financial assets and liabilities is a reasonable approximation of fair value.

35. COMMITMENTS AND CONTINGENCIES

Legal proceedings

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus SA, the main French subsidiary of the Company, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus SA liable for breach, ordered Gemplus SA to make a provisional payment of € 137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Based on the expert’s report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus SA to pay € 21,952 thousand to the plaintiffs. Gemplus SA appealed this decision and on April 2, 2004, the Aix-en-Provence Court of Appeal suspended the order of the Marseille Commercial Court, and instead, ordered Gemplus SA to make a cash deposit in the same amount into an escrow account as security pending a decision on the appeal. As of December 31, 2004, this deposit is recorded under the caption “Other current receivables” based on the anticipated timing of the resolution of the litigation (see Note 9). The ruling of the Court of Appeal is expected for the beginning of the second quarter of 2005. Although there can be no assurance as to how the Court of Appeal may rule or as to the amount of damages that may be assessed, the Company recorded a provision for this litigation in the amount of € 5,200 thousand in 2003 under the caption “Current portion of provisions and other liabilities” (see Note 17).

In 2000, an indirect subsidiary of the Company, Zenzus Holdings Ltd, granted a loan to a then director and executive of the Company, Marc Lassus. In December 2001, as a result of the reorganization of the management group, the Company agreed to pay to Mr. Lassus, an amount of USD 10,000 thousand (€ 7,335 thousand, € 8,001 thousand and € 9,638 thousand as at December 31, 2004, 2003 and 2002, respectively) upon fulfilment of certain specific conditions. In 2002, as a result of Mr. Lassus’s failure to confirm his intent and ability to reimburse the loan, the Company recorded a provision amounting to € 67,582 thousand to cover the risk of non-reimbursement of the loan. In 2003, the Company submitted the matter to binding arbitration. In April 2004, the arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary in the amount of € 71,900 thousand, plus accrued interest of approximately € 7,000 thousand and attorneys’ fees and costs. The Company has considered that the potential for any repayment of the loan depends on the financial strength of Mr. Lassus, which is uncertain. The provision corresponds to the amount of the loan outstanding net of all the amounts payable to Mr. Lassus, including an amount of € 1,545 thousand corresponding to past employment obligations. The Company considers that such payments are conditioned to the reimbursement of the loan. The Company has not forgiven the loan and is seeking repayment by Mr. Lassus through enforcement procedures.

Prior to 2004, the Company recorded a provision of € 9,000 thousand for the risks related to a patent litigation with British Technology Group under the caption “Non-current portion of provisions” (see Note 19). Because some risks remain in certain areas, and as five divisional patent applications are still being examined by the European Patent Office, the Company has decided to maintain this provision.

In addition to the litigation and claims mentioned above, the Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Contractual obligations

The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as of December 31, 2004, 2003 and 2002 are described in the table below.

As of December 31, 2004, 2003, and 2002, the Company’s contractual obligations are as follows:

Schedule of payments	(in thousands of euros)

Contractual obligations
as of December 31, 2004	Total	Less than 1 year	1 to 5 years	More than 5 years

Long-term debt	—	—	—	—
Finance lease obligations	44,549	7,235	25,392	11,922
Operating lease obligations	18,412	3,894	6,119	8,399
Purchase obligations (1)	60,934	60,934	—	—
Other long-term obligations	—	—	—	—

Total	123,895	72,063	31,511	20,321

(1) Including € 46,800 thousand related to microprocessor chips purchase commitments

Schedule of payments	(in thousands of euros)

Contractual obligations
as of December 31, 2003	Total	Less than 1 year	1 to 5 years	More than 5 years

Long-term debt	—	—	—	—
Finance lease obligations	51,151	7,377	25,961	17,813
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations (2)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—

Total	146,451	90,670	34,503	21,278

(2) Including € 54,500 thousand related to microprocessor chips purchase commitments.

Schedule of payments	(in thousands of euros)

Contractual obligations
as of December 31, 2002	Total	Less than 1 year	1 to 5 years	More than 5 years

Long-term debt	—	—	—	—
Finance lease obligations	60,856	8,060	29,758	23,038
Operating lease obligations	33,428	8,490	22,216	2,722
Purchase obligations (3)	39,200	39,200	—	—

Other long-term obligations	—	—	—	—

Total	133,484	55,750	51,974	25,760

(3) Including € 29,700 thousand related to microprocessor chips purchase commitments.

As of December 31, 2004, 2003 and 2002, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.

Off-balance sheet arrangements

The Company enters into certain off-balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (presented in the tabular disclosure of contractual obligations above) and certain guarantees.

Other guarantees can be presented as follows:

(in thousands of euros)

December 31	2004	2003	2002

Performance, downpayment and bid bonds	10,340	10,817	15,752
Guarantees related to operations	3,811	6,518	9,405

Total guarantees issued by the Company	14,151	17,335	25,157

As of December 31, 2004, the amount of guarantees, mainly representing performance bonds and bid bonds, amounted to € 10,340 thousand. These guarantees are primarily made as part of normal operations where the Company’s customers demand such guarantees to secure the Company’s performance under contracts or tenders for business which become payable based upon non-performance of the Company.

As of December 31, 2004, guarantees related to operations included an amount of € 2,658 thousand relating to a potential liability in respect of the restricted cash in China (see Notes 9 and 37). These guarantees also included an amount of € 887 thousand (DKK 6,600 thousand) relating to a stand-by letter of credit issued by the Company in favor of Realtime A/S (see Note 37).

36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002

Cash paid for:
Interest	1,987	3,069	1,175
Income taxes	36,206	3,651	1,729

In October 2001, the Company recorded an expense of € 18,120 thousand as a result of a judgment rendered by a United States Court of Appeals against the Company arising from a claimed breach of an agreement. The cash settlement of this matter occurred in 2002.

Changes in trade accounts receivable and related current liabilities are as follows:

(in thousands of euros)

	As of January 1,	Change in	Currency		As of December 31,
	2004	working capital	adjustments	Transfers	2004

Trade accounts receivable, net	(154,727)	(541)	5,243	1,513	(148,512)
Related current liabilities	25,100	(2,422)	(133)	—	22,545

Trade accounts receivable and related current liabilities	(129,627)	(2,962)	5,110	1,513	(125,967)

Changes in trade accounts payable and related current assets are as follows:

(in thousands of euros)

			Change in
	As of January 1,	Change in	non-trade	Currency		As of December 31,
	2004	working capital	accounts payable	adjustments	Transfers	2004

Trade accounts payable net	95,582	1,311	(1,461)	(1,026)	(381)	94,025
Related current assets	(28,044)	19,463	—	236	(4,203)	(12,548)

Trade accounts payable and related current assets	67,538	20,774	(1,461)	(790)	(4,584)	81,477

Changes in inventories are as follows:

(in thousands of euros)

		Change in
	As of January 1,	working	Currency		As of December 31,
	2004	capital	adjustments	Transfers	2004

Inventories	(98,673)	(19,466)	2,529	—	(115,610)

Changes in salaries, wages and other include mainly the following:

(in thousands of euros)

		Change in
	As of January 1,	working	Currency		As of December 31,
	2004	capital	adjustments	Transfers	2004

Salaries, wages	42,742	13,972	(826)	(690)	55,198
Other operating assets and liabilities	(3,045)	189	46	(1,381)	(4,191)

Salaries, wages and other	39,697	14,161	(780)	(2,071)	51,007

Depreciation, amortization and impairment include the following:

(in thousands of euros)

Years ended December 31	Notes	2004	2003	2002

Property, plant and equipment, depreciation	(10)	42,243	51,064	72,376
Goodwill amortization and impairment	(11)	7,718	33,051	47,117
Other intangible assets depreciation		6,730	10,956	13,866

Depreciation, amortization and impairment		56,691	95,071	133,359

Changes in value-added and income taxes are as follows:

(in thousands of euros)

		Change in
	As of January 1,	working	Currency		As of December 31,
	2004	capital	adjustments	Transfers	2004

Value-added and income taxes	(17,710)	21,288	(79)	676	4,175

37. RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Compensation of key management

The compensation of key management personnel (persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director - whether executive or otherwise - of the Company) paid in 2004, 2003 and 2002 by the Company is summarized as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002

Salaries and other short-term employee benefits	8,052	6,191	13,211
Termination benefits	261	1,219	2,215
Post-employment benefits	19	—	—
Other long-term benefits	—	—	—

Total compensation of key management personnel	8,332	7,410	15,426

During 2004, 2003 and 2002, the Company has issued, respectively, 2,400,000, 3,650,000 and 13,397,500 stock options to the members of its key management personnel.

Purchases of goods and services

(in thousands of euros)

Years ended December 31	2004	2003	2002

Associates	3,192	940	161
Related parties	49	120	1,737

Total purchases of goods and services	3,241	1,060	1,898

During 2002, the Company paid amounts totalling € 10,629 thousand in connection with the resignation and cessation of Mr. Perez and Mr. Lassus as, respectively, Chief Executive Officer and Chairman of the Company.

During 2001, the Company entered into an agreement with a service company Differentis whose Chief Executive Officer, Mr. Ronald Mackintosh, also served on our Board of Directors. Mr. Mackintosh served as our interim Chief Executive Officer from December 19, 2001 to August 31, 2002. He resigned as Chief Executive Officer of the service company effective on December 19, 2001 but had remained a member of its Board of Directors. In addition, Texas Pacific Group, a shareholder of the Company, is a major shareholder of the service company. This service company was appointed to provide an independent review of the Company’s management, information, organization and business systems as well as identification and recommendation of improvements. In 2002, the Company recorded in its Consolidated Statement of Income a total cost amounted to € 1,737 thousand for this arrangement. The service of Differentis stopped being used by the Company at the end of 2002.

GemVentures 1 NV, a wholly owned subsidiary of the Company and Dassault Multimedia SAS are minority shareholders of Welcome Real Time SA. Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, is also the Chairman of Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares will be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.

The Company is the guarantor for a stand-by letter of credit issued at its demand by Deutsche Bank in favor of Nordea Bank Danmark for the guarantee of obligations (with a maximal amount of DKK 6,600 thousand) of Realtime A/S, a Danish company. GemVentures 1 NV, a wholly owned subsidiary of the Company, is a minority shareholder of Realtime with board representation (see Note 35).

On March 9, 2004, Apeera Inc. entered into a share and asset purchase agreement with Intuwave Ltd by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a consideration payable in shares of € 3,000 thousand, plus an additional € 1,000 thousand upon fulfillment of certain technological and commercial conditions. GemVentures (a wholly owned subsidiary of the Company) and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our Company. Three of our Directors are respectively managing partners and a principal of Texas Pacific Group.

On July 30, 2004, Certplus SA, a French company in which Gemplus Trading SA, indirectly a wholly owned subsidiary of the Company, holds 99.9% of the shares, and Infrasec, a French company, entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company, became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry Dassault, who was one of the Company’s directors until April 2004, has become Chairman of the Board of Directors of Infrasec. Thereafter Infrasec was renamed as Keynectis.

Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of the Company, has agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90,000 thousand made by the Bank to TTEF. Afterwards, TTEF transferred its whole equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with Gemplus SA consent subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”) which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge, GTNT or the Company would have to purchase back the whole equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2004, CNY 30,000 thousand (€ 2,658 thousand as of December 31, 2004) remains to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT (see Note 35).

38. EVENTS AFTER THE BALANCE SHEET DATE

     In connection with the litigation with Mr. Alain Nicolaï and other parties (see Note 35), the Aix-en-Provence Court of Appeal rendered a decision in favor of the Company, reversing the judgment of the Marseille Commercial Court of March 18, 2004.

     Following the decision of the Aix-en-Provence Court of Appeal, on May 26, 2005, and based on advice of counsel and the approval of its Audit Committee, the Company decided to release its provision in the amount of € 5.2 million related to this matter. This release of the provision will be recorded in the Company’s consolidated accounts in June 2005, and will therefore have a positive effect on its operating income (line item “General and administrative expense”). This provision was originally recorded in the Company’s 2003 consolidated accounts with a corresponding charge under the line item “General and administrative expense”.

     The Court of Appeal had previously ordered the Company to make a cash deposit of € 22 million into an escrow account as security pending the decision on the appeal, and the Company reported this amount under the line item “Other current receivables” as of December 31, 2004 (see Note 9). As a result of the May 26, 2005 appeal decision, this escrow deposit has been released to the Company, and this amount will be reported under the line item “Cash and cash equivalents” in the Company’s consolidated accounts in June 2005.

39. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s Consolidated Financial Statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(in thousands of euros, except shares and per share amounts)

Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Net income (loss) in accordance with IFRS	6,291	(158,955)	(316,558)

Minority interest	(1,617)	(2,152)	(4,333)
Capitalized development costs	—	7,321	(1,803)
Reversal of restoration of impairment losses on long-lived assets	19	(2,555)	—
Stock options accounting	(6,950)	(6,399)	(2,887)
Purchase accounting	—	(837)	(2,351)
Goodwill amortization and impairment	10,528	(18,522)	49,177
Other differences	(57)	26	360
Deferred tax effect of US GAAP adjustments	(3)	393	(1,277)

Total differences between US GAAP and IFRS	1,920	(22,725)	36,886

Net income (loss) in accordance with US GAAP	8,211	(181,680)	(279,672)

Change in cumulative other comprehensive adjustment in accordance with IFRS	7,386	(4,001)	12,538
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(661)	240	(3,233)

Other comprehensive income (loss) in accordance with US GAAP, net of tax	6,725	(3,761)	9,305

Comprehensive income (loss) in accordance with US GAAP	14,936	(185,441)	(270,367)

Net income (loss) per share in accordance with US GAAP:
Basic	0.01	(0.30)	(0.46)
Diluted	0.01	(0.30)	(0.46)

Number of shares:
Basic	606,672,060	605,658,965	606,222,660
Diluted	619,022,472	605,658,965	606,222,660

(in thousands of euros)

December 31	2004	2003	2002
		(Restated)	(Restated)

Shareholders’ equity in accordance with IFRS	721,313	707,085	875,618

Minority interest	(10,701)	(12,073)	(15,167)
Capitalized development costs	—	—	(7,321)
Reversal of restoration of impairment losses on long-lived assets	(2,148)	(2,555)	—
Non-recourse loans	(4,276)	(4,276)	(4,918)
Purchase consideration	(11,292)	(11,292)	(10,455)
Goodwill amortization and impairment	41,183	30,655	49,177
Effect of IFRS/US GAAP adjustments on other comprehensive income	(8,565)	(7,904)	(8,144)
Other differences	19	76	50
Deferred tax effect of US GAAP adjustments	301	363	(30)

Total differences between US GAAP and IFRS	4,521	(7,006)	3,192

Shareholders’ equity in accordance with US GAAP	725,834	700,079	878,810

Minority interest

Under IAS 1 (revised 2003), minority interest is required to be presented in the Consolidated Balance Sheet within equity. Currently, under US GAAP, minority interest is classified as a “mezzanine” item between liabilities and equity.

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

For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employees stock options.

Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. Unearned compensation is amortized to compensation expense over the vesting period of the applicable options. From 1989 to December 31, 2004, the Company granted stock options to employees, which generally vest over four years, with exercise prices at or below the fair value of the underlying shares at the date of grant.

For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, amended by FAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which requires that the Company discloses pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the minimum value method prescribed by SFAS 123.

Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2004, 2003 and 2002, would have been as follows:

(in thousands of euros, except for earnings per share)

Years ended December 31	2004	2003	2002

Net income (loss) in accordance with US GAAP, as reported	8,211	(181,680)	(279,672)

Add: total stock-based compensation expense included in reported net income, net of related tax effect	6,950	6,399	2,887
Deducted: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(27,379)	(17,674)	22,031

Pro forma US GAAP net income (loss)	(12,218)	(192,955)	(254,754)

Earnings per share:
Basic - as reported	0.01	(0.30)	(0.46)
Basic - pro forma	(0.02)	(0.32)	(0.42)
Diluted - as reported	0.01	(0.30)	(0.46)
Diluted - pro forma	(0.02)	(0.32)	(0.42)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made during 2004, 2003 and 2002: dividend yields of 0% for all periods; annual risk-free interest rate of 2.3%, 2.3% and 3.3% for 2004, 2003 and 2002 respectively; expected volatility of 44%, 53% and 83% for 2004, 2003 and 2002 respectively; and expected option vesting period of four years for all periods.

In 2000, the Company entered into arrangements with certain executives, whereby they were granted a certain number of options, and loans for their exercise. The loans were treated, for accounting purposes only, as non-recourse loans at origination, which resulted in the application of variable plan accounting. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the fair market value and the exercise price of the stock unless the exercise price exceeds the fair market value, which was the case in 2002, 2003 and 2004. No compensation expense or benefit was recorded in such years.

Purchase consideration

Under US GAAP, certain considerations exchanged in a business combination that requires continued employment of the selling shareholders are treated as compensation expenses. Under IFRS, these considerations are treated as part of the purchase price allocation.

Under IFRS, when accounting for business combinations, additional consideration which is contingent on achieving specified earnings levels in future period is estimated based on the most probable amount payable. Under US GAAP, the fair value of the consideration is recorded only when the contingency is resolved. As of December 31, 2004, additional consideration amounting to € 500 thousand is recorded under IFRS in other non-current liabilities against goodwill (€ 1,000 thousand as of December 31, 2003) in relation to an earn-out provision . This additional consideration is not recorded under US GAAP. Consequently, goodwill and other non-current liabilities would be reduced. This difference between IFRS and US GAAP has no impact on net income or shareholders’ equity.

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

Under US GAAP reversals of impairment losses are prohibited whereas under IFRS they are permitted under certain circumstances.

During 2002, 2003 and 2004, as a result of its adoption, the Company did not recognize amortization expense under US GAAP.

The Company has reassessed the useful lives of its intangible assets and has not made any adjustment.

The Company did not reclassify any indefinite-life intangible assets from goodwill, nor did the Company reclassify any intangible assets as goodwill. As a result of applying the provisions of SFAS 142 when performing its impairment testing, the Company did not record a goodwill impairment charge in 2004 for US GAAP purposes (2003: € 55,238 thousand). Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows. As a result, the Company recorded a goodwill impairment charge of € 19,879 thousand in 2003 and € 22,124 thousand in 2002 for IFRS purposes.

The allocation of goodwill to the Company’s reportable segments is presented in Note 11. Under US GAAP, following the adoption of FAS 142 where goodwill is no longer amortized, the impact on the net book value of goodwill is € 26,904 thousand as of December 31, 2004 (€ 19,186 thousand and € 48,273 thousand as of December 31, 2003 and 2002, respectively).

Other comprehensive income

After implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€ 8,428 thousand in 2004, € 7,769 thousand in 2003, € 8,008 thousand in 2002) and for the foreign currency translation adjustment effect of US GAAP adjustments (€ 137 thousand in 2004, € 135 thousand in 2003 and € 136 thousand in 2002).

FASB Statement No. 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

40. OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Recently issued accounting standards under US GAAP, which could affect the reconciliation

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“VIE”). This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of certain variable interest entities.

This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed.

An enterprise that consolidates a variable interest entity is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other monetary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. This interpretation requires the primary beneficiary of a variable interest entity, and an enterprise that holds significant variable interests in a variable interest entity but is not the primary beneficiary, to make certain disclosures about the variable interest entity.

Application of this interpretation is required in Consolidated Financial Statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in Consolidated Financial Statements for periods ending after March 15, 2004.

The Company has performed a review of potential VIE’s and has determined that it does not have any interests in VIEs as of the issuance of these Consolidated Financial Statements. Adoption of FIN 46 in 2003 and the adoption of FIN 46R in 2004 did not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require additional disclosure about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. These disclosure requirements were effective for the 2004 year-end and have been included since then in Note 20 of our Consolidated Financial Statements included in this report.

In November 2004, the FASB issued SFAS 151, Inventory Costs-an amendment of ARB No. 43, Chapter 4, “Inventory Pricing”. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and are required to be applied prospectively. The Company does not expect the adoption of this pronouncement to have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS 123(R), Share-Based Payment (revised 2004) an amendment of FASB Statements which addresses the accounting for equity based compensation arrangements. FAS 123(R) eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and replaces some of the existing requirements under FASB No. 123, “Accounting for Stock-Based Compensation”. The statement requires that such arrangements are accounted for using a fair-value-based method of accounting and the related cost expensed over the corresponding service period. This statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 to the Company). The Company is currently considering the early adoption of FAS 123 R as of January 1, 2005.

In December 2004, FASB issued SFAS No. 153 (FAS 153), Exchanges of Nonmonetary Assets - Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions (APB 29). The new standard is the result of the convergence project between the FASB and the International Accounting Standards Board (IASB). FAS 153 states that nonmonetary asset exchanges should be recorded and measured at the fair value of the assets exchanged, with certain exceptions. FAS 153 amends APB 29 to eliminate the fair-value exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for nonmonetary exchanges, that do not have commercial substance. It is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

Others

In May 2003, the Emerging Issue Task Force (“EITF”) issued Consensus No. 03-6 (“EITF 03-6”), “Participating Securities and the Two-class Method under FASB No. 128, Earnings Per Share”. EITF 03-6 considers how a “participating security” should be defined for purposes of applying paragraphs 60 and 61 of Financial Accounting Standards Board (“FASB”) Statement No. 128, and whether paragraph 61 of FASB Statement No. 128 requires an entity to use the two-class method in computing EPS based on the presence of a nonconvertible participating security, regardless of the characteristics of that participating security. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 03-6 is not expected to have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In March 2004, the Emerging Issue Task Force reached a consensus on issue 03-01, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments” (EITF 03-01). EITF 03-01 includes new guidance on determining when a debt or equity security is impaired and whether that impairment is other than temporary. Impairment was defined as when the fair value of a debt or equity security is less than its cost. Per EITF 03-01, the impairment is other than temporary if the Company does not have the ability to hold onto the investment for a reasonable period of time to allow for recovery of fair value up to the cost of the investment and evidence exists that the investment will probably not recover its fair value within a reasonable period of time. If an investment is determined to have an other than temporary impairment, the Company is required to recognize an impairment loss equal to the difference between the investments cost and fair value. EITF 03-01 also required additional disclosures for those other than temporary impaired investments. The recognition and disclosure requirements of EITF 03-01 were originally effective for reporting periods ending after June 15, 2004. However, in September, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments, which suspends for further discussion the recognition criteria of EITF 03-01. However, the disclosure guidance of EITF 03-01 remains in effect. At September 26, 2004, the Company did not have any temporary investments that were in an unrealized loss position.

In October 2004, the FASB ratified EITF 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. Certain debt instruments, commonly referred to as “Co-Cos”, are contingently convertible into the common shares of the issuer after the common share price has exceeded a predetermined threshold for a specified period of time. Under the EITF guidance, Co-Cos must be included in diluted earnings per share calculations regardless of whether or not the contingency threshold has been met. The impact of this EITF should be retroactively applied to instruments outstanding as of December 31, 2004. The adoption of EITF 04-08 is not expected to have a material impact on the Company’s net income per share under US GAAP.

Income taxes

The components of income (loss) before tax and minority interest are as follows:

(in thousands of euros)

Years ended December 31	2004	2003	2002

Domestic (1)	19,590	14,195	10,299
Foreign	(1,964)	(160,628)	(322,066)

Income (loss) before tax and minority interest	17,626	(146,433)	(311,767)

(1) Luxemburg.

Presentation of the Consolidated Statement of Income

The operating income (loss) would have been as follows under US GAAP:

(in thousands of euros)

Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Operating income (loss) in accordance with IFRS	26,318	(133,786)	(231,708)

Goodwill amortization on consolidated subsidiaries	7,718	(18,237)	47,117
Reversal of restoration of impairment losses on long-lived assets	19	(2,555)	—
Provision for a loan to a former director and executive	—	—	(67,582)
Purchase consideration	—	(837)	(2,351)
Capitalized development costs	—	7,321	(1,803)
Stock options accounting	(6,950)	(6,399)	(2,887)
Interests accrued on loans related to stock options	—	—	1,706
Other differences	(57)	26	360

Operating income (loss) in accordance with US GAAP	27,048	(154,467)	(257,148)

41. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND FRENCH AND LUXEMBURG GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

For the purpose of the reconciliations presented below, the Company has adopted accounting policies that are compliant with French and Luxemburg generally accepted accounting principles (GAAP).

Net income and Shareholders’ equity

(in thousands of euros)
Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Net income (loss) in accordance with IFRS	6,291	(158,955)	(316,558)
Minority interest	(1,617)	(2,152)	(4,333)

Net income (loss) per French / Luxemburg GAAP	4,674	(161,107)	(320,891)

(in thousands of euros)
December 31	2004	2003	2002

Shareholders’ equity in accordance with IFRS	721,313	707,085	875,618

Minority interest	(10,701)	(12,073)	(15,167)
Net unrealized (gain) loss on hedging instruments	(28,367)	(11,030)	(6,698)

Shareholders’ equity in accordance with French / Luxemburg GAAP	682,245	683,982	853,753

Net income (loss) in accordance with IFRS includes both net income attributable to equity holders of the Company and minority interest. Under French and Luxemburg GAAP, net income (loss) corresponds only to net income attributable to equity holders. Similarly, shareholders’ equity in accordance with IFRS includes minority interest. Minority interest is excluded from shareholders’ equity under French and Luxemburg GAAP.

For the purpose of this reconciliation, the Company has adopted accounting policies regarding foreign currency hedging which are compliant with IAS 39 except for the reassessment of the effective portion of hedging instruments at fair value on the face of the balance sheet. Under IFRS, this effective portion is marked to market on the face of the balance sheet with the corresponding entry in “Other comprehensive income” until the underlying forecasted transactions occur. Under French and Luxemburg GAAP, this effective portion is accounted for and presented as an off-balance sheet item until the underlying forecasted transactions occur.

Operating income

In France, GAAP recommend to present goodwill amortization and certain other items below operating income. Operating income (loss) in accordance with French GAAP would be as follows:

(in thousands of euros)
Years ended December 31	2004	2003	2002
		(Restated)	(Restated)

Operating income (loss) in accordance with IFRS	26,318	(133,786)	(231,708)

Goodwill amortization and impairment	7,718	33,051	47,117
Other operating (income) expense, net	101	(703)	(63)

Operating income (loss) in accordance with French GAAP	34,137	(101,438)	(184,654)

42. LIST OF SUBSIDIARIES AND ASSOCIATES

In 2004, 2003 and 2002, the Company acquired interests in various companies, mainly with activities related to its core business. The impact of these acquisitions, individually and in aggregate, was immaterial to the Consolidated Financial Statements (net sales, net income and total assets).

As of December 31, 2004, the list of subsidiaries and associates was as follows:

Subsidiaries

Name of the company	Country
Gemplus International SA	Luxemburg
Gemplus Finance SA	Luxemburg
Gemplus Argentina SA	Argentina
Gemplus NV	Belgium
Gemventures 1 NV	Belgium
Gemplus do Brasil Produtos Electronicos, Ltda	Brasil
Gemplus Bank Note, Ltda	Brasil
Gemplus Canada Inc	Canada
Gemplus International Trading Shanghai Co. Ltd	China
Gemplus China Investment Co. Ltd	China
Tianjin Gemplus Smart Card Co. Ltd	China
Goldpac Datacard Solutions Zhuhai Co. Ltd	China
Goldpac SecurCard Zhuhai Co. Ltd	China
Gemplus Tianjin New Technologies Co. Ltd	China
Silver Dragon Microelectronics Co. Ltd	China
Gemplus Beijing Electronics R&D Co. Ltd	China
Gemplus de Colombia SA	Colombia
Gemplus S.R.O.	Czech Republic
Gemplus SA	France
Gemplus Trading SA	France
ST GEM GIE	France
SCI Font de Sereine	France
Certplus SA	France
SLP SA	France
Gemplus GmbH	Germany
Gemplus MIDS GmbH	Germany
Gemplus Mobile Technology GmbH	Germany
Celo communications GmbH	Germany
Zenzus Holdings Ltd	Gibraltar
Great Steps Ltd	Hong Kong
Goldpac Datacard Solutions Co. Ltd	Hong Kong
Gemplus India Ptd Ltd	India
Celocom Ltd	Ireland
Celo communications Ltd	Ireland
Celo communications R&D Ltd	Ireland
Gemplus Italia Srl	Italy
Gemplus Japan Co. Ltd	Japan
Gemcard Sdn BhD Pte Ltd	Malaysia
Gemplus Industrial SA de CV	Mexico
Gemplus BV	Netherlands
Celo communications BV	Netherlands
Gemplus Pologne Sp.zo.o.	Poland
Polski Plastik Sp.zo.o.	Poland
Gemplus Sp.zo.o.	Poland
Gemrokitki Sp.zo.o.	Poland
Gemtczew Sp.zo.o.	Poland
Gemplus LLC	Russia
Gemplus Technologies Asia Pte Ltd	Singapore
SecurCard Gemplus Pte Ltd	Singapore
Gemplus Microelectronics Asia Pte Ltd	Singapore
Gemplus Asia Pacific Pte Ltd	Singapore
Gemplus Southern Africa Pty Ltd	South Africa
Gemplus Card International Espana SA	Spain
Gemplus Management and Trading SA	Switzerland
GemCard (Thailand) Co. Ltd	Thailand
Gemplus Middle-East FZ-LLC	UAE
Gemplus Ltd	United Kingdom
Gemplus Associates International Ltd	United Kingdom
Gemplus Corp.	USA
Gemplus Card International de Venezuela, CA	Venezuela

Associates

Name of the company	Country
Leigh Mardon Gemplus Pty Ltd	Australia
Gemware Technology Ltd	BVI
Solutions Fides	Canada
Realtime A/S	Denmark
Welcome Realtime SA	France
Immotec Systemes Sàrl	France
Ismap SA	France
Gkard SAS	France
Netsize SA	France
Setelis SA	France
CLM GmbH & Co. KG	Germany
Toppan Gemplus Services Co. Ltd	Japan
Concesionaria Renave SA de CV	Mexico
Gemplus EDBV Smart Labs Pte Ltd	Singapore
Gemplus EDBV Smart Labs Management Pte Ltd	Singapore
Aju Data Services Co. Ltd	South Korea
Softcard Solutions Ltd	United Kingdom