Form 20-F
period 2005-12-31
GEMPLUS INTERNATIONAL SA
filed 2006-07-13
CIK 1128749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___
Commission file number: 0-31052
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
     630,369,279           Ordinary Shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑ Yes	☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☑ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):
Large Accelerated Filer ☑            Accelerated Filer ☐           Non-accelerated Filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☑ No

i

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
     Although we believe that the assumptions on which our forward-looking statements are based are reasonable in light of available information, any of those assumptions could prove to be inaccurate, and we cannot guarantee future results, events, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements contained in this Annual Report include, but are not limited to, the risk factors set forth under “Item 3. Key Information — Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and other factors found elsewhere in this Annual Report.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
SELECTED CONSOLIDATED FINANCIAL DATA
     The selected consolidated financial data set forth below has been derived from, and is qualified in its entirety by reference to our audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), as applicable to the Company. There are no differences between IFRS as adopted by the EU and IFRS as adopted by the International Accounting Standards Board (IASB). These standards differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as US GAAP. Note 40 to our audited Consolidated Financial Statements describes the principal differences between IFRS and US GAAP as they relate to us, and reconciles our net income and shareholders’ equity to US GAAP.
     Selected consolidated financial data below is in accordance with IFRS except as otherwise stated.

	Year ended as at December 31,
	2005		2004	2003	2002	2001
	€	US$(1)	€	€	€	€
	(in millions, except per share amounts or as otherwise stated)
INCOME STATEMENT DATA:
Net sales	939	1,204	865	749	787	1,023
Cost of sales	(629)	(807)	(595)	(542)	(587)	(716)
Gross profit	310	397	270	207	200	307
Research and development expenses	(62)	(79)	(63)	(69)	(92)	(113)
Selling and marketing expenses	(116)	(149)	(101)	(100)	(113)	(165)
General and administrative expenses	(68)	(87)	(64)	(77)	(90)	(111)
Litigation expenses	—	—	—	—	—	(18)
Management severance expenses	—	—	—	—	—	(26)
Restructuring reversals (expenses)	3	4	(8)	(62)	(90)	(28)
Other operating income (expense), net	—	—	—	1	—	—
Goodwill amortization and impairment	—	—	(8)	(33)	(47)	(27)
Operating income (loss)	67	86	26	(134)	(232)	(181)
Financial income	8	10	8	10	20	28
Financial expense	(1)	(1)	(2)	(2)	(71)	(8)
Share of profit (loss) of associates	(1)	(1)	(6)	(8)	(3)	(4)
Other non-operating income (expense), net	(2)	(3)	(7)	(11)	(22)	55
Income (loss) before taxes	71	91	19	(144)	(308)	(110)
Income tax benefit (expense)	20	26	(13)	(15)	(9)	14
Net income (loss)	91	117	6	(159)	(317)	(96)
Attributable to:
Equity holders	90	115	5	(161)	(321)	(100)
Minority interest	1	2	1	2	4	4
Net income (loss) per share attributable to equity holders (2)
- Basic	0.15	0.19	0.01	(0.27)	(0.53)	(0.16)
- Diluted	0.14	0.18	0.01	(0.27)	(0.53)	(0.16)

	Year ended as at December 31,
	2005		2004	2003	2002	2001
	€	US$(1)	€	€	€	€
	(in millions, except per share amounts or as otherwise stated)
Operating income (loss) under US GAAP (3)	66	85	29	(119)	(257)	(117)
- Net income (loss) under US GAAP (3)	89	114	11	(182)	(280)	(49)
- Net income (loss) per share under US GAAP (2)
- Basic (3)	0.14	0.18	0.02	(0.30)	(0.46)	(0.08)
- Diluted (3)	0.14	0.18	0.02	(0.30)	(0.46)	(0.08)
OTHER DATA:
Adjusted EBITDA (4)	108	138	83	(39)	(98)	(60)
Net cash from (used for) operating activities	121	155	27	(10)	(63)	(23)
Net cash (used for) investing activities	(84)	(108)	(26)	(17)	(47)	(65)
Net cash from (used for) financing activities	(8)	(10)	(3)	(6)	4	(35)
BALANCE SHEET DATA:
Cash and cash equivalents	418	536	388	391	417	491
Trade accounts receivable, net	183	235	149	155	145	189
Inventory, net	108	138	116	99	97	140
Derivative financial instruments	4	5	33	16	10	(5)
Other current receivables	82	105	66	67	83	104
Total assets	1,182	1,515	1,025	1,053	1,218	1,531
Minority interest	13	16	11	12	15	17
Equity attributable to equity holders	825	1,058	711	695	860	1,168
Total assets under US GAAP	1,198	1,536	1,039	1,061	1,234	1,441
Shareholders’ equity under US GAAP (3)	836	1,072	729	700	879	1,078

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate (as defined below in the section “Exchange Rate Information and The European Monetary System”) on May 31, 2006, of US$1.00 = € 0.78.

(2)	Basic net income per share attributable to our equity holders under IFRS and US GAAP is calculated by dividing net income attributable to our equity holders by the weighted average number of our ordinary shares outstanding during each period, in each case adjusted for a fifty-for-one share split that took place on June 21, 2000. The weighted average number of shares used in calculating the basic net income per share was 618,337,539, 606,672,060 605,658,965, 606,222,660 and 636,992,392 for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. Diluted net income per share attributable to our equity holders under IFRS and US GAAP is calculated in the same manner as basic net income per share, except that the dilutive effect of the exercise of our outstanding share options and warrants is included in the determination of the weighted average number of shares outstanding for each period. The weighted average number of shares used in calculating the diluted net income per share was 634,794,569, 619,022,472, 605,658,965, 606,222,660, and 636,992,392 for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

(3)	2003 and 2004 US GAAP figures have been restated. Please refer to Note 40 and 41 to our Consolidated Financial Statements.

(4)	Adjusted EBITDA is defined as earnings attributable to our equity holders before interest expense (net of interest income), provision for income taxes and depreciation, amortization expense and impairment of assets. We believe that Adjusted EBITDA is a useful indicator of operational strength and performance of our business. However, Adjusted EBITDA is not a measurement of operating performance calculated in accordance with either IFRS or US GAAP, and therefore should not be considered a substitute for operating income or net income as a measure of profitability, or a substitute for cash flows from operating activities as a measure of liquidity, in each case determined in accordance with IFRS or US GAAP. Because all companies do not calculate EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to similarly titled measures provided by other companies.

     The reconciliation of Adjusted EBITDA with operating income is as follows:

	2005		2004	2003	2002	2001
	€	US$ (1)	€	€	€	€
	(in millions)
Operating income (loss)	67	86	26	(134)	(232)	(181)
Depreciation, amortization and impairment	41	52	57	95	134	121

Adjusted EBITDA	108	138	83	(39)	(98)	(60)

(1)	Dollar amounts have been translated for convenience at the Noon Buying Rate on May 31, 2006, of US$1.00 = € 0.78.
     Exchange Rate Information and The European Monetary System
     For your convenience, this Annual Report contains translations of certain euro amounts into US dollars. Unless otherwise indicated, US dollar amounts have been translated from euros at the rate of US $1.00 = € 0.78, the Noon Buying Rate for the euro on May 31, 2006. The “Noon Buying Rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into US dollars at that rate, and you should not assume that they could have been converted at that or any other rate.
     Fluctuations in the exchange rate between the euro and the US dollar may affect the US dollar price of our American Depositary Shares (ADSs) on the NASDAQ National Market.
     The following table shows the euro/U.S. dollar exchange rates based on the Noon Buying Rate expressed in euros per US dollar for the periods indicated.

	Euros
	Period-	Average
	end Rate	Rate	High	Low
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.88	0.97	0.79
2004	0.74	0.80	0.85	0.73
2005	0.84	0.80	0.86	0.74
2005
December	0.84	0.84	0.85	0.83
2006
January	0.82	0.82	0.83	0.81
February	0.84	0.84	0.84	0.83
March	0.82	0.83	0.84	0.82
April	0.79	0.81	0.83	0.79
May	0.78	0.78	0.79	0.78
RISK FACTORS
Risks Related to Our Business
Slow growth or downturns in the wireless communications industry may adversely affect our business.
     Our business is significantly affected by trends in the wireless communications industry because a substantial portion of our revenues is derived from sales of wireless products and services. In 2005, sales of wireless products and services accounted for approximately 70% of our revenues, as compared to 74% in 2004. The wireless communications industry experienced positive growth in 2005 as demand for wireless products and services continued to increase. There can be no assurance, however, that this growth will continue, or that the wireless communications industry will not experience dramatic downturns similar to those that occurred in the years 2001 and 2002.
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
     We believe that having skilled and stable management is important to our success. We will undergo certain management changes as part of our integration with Gemalto (see “Item 10. Additional Information — Material Contracts”). We cannot be certain that such changes will not adversely affect our business.
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
We may need to develop further our position as a provider of software and services to earn higher margins from our technology.
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
     Our technology is based principally on microcontroller chips. The wireless communications industry has been volatile in recent years, experiencing rapid growth in 2000, a downturn in 2001 and 2002, signs of growth in 2003 and improved growth in 2004 and 2005. We have had periods of difficulty managing our inventory levels of microcontroller chips. Failures to manage our inventory can cause us to lose business to competitors, and have lower margins on existing sales. Managing our inventory levels is made more difficult by the fact that the lead-times for the procurement of semiconductors is significant compared to the volatility of demand from our customers. Although in 2005 we managed our inventory at more acceptable levels, managing our inventory supply in the future, particularly if the industry undergoes significant and rapid change, will remain a challenge to our procurement strategy.
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
     In 2005, we purchased the significant majority of our microcontroller chips from three suppliers. While there are several chip suppliers in the market, the failure by one or more of our main suppliers to continue to meet our needs could have a material adverse affect on our business. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips and Samsung.
We must manage our chip card production capacities optimally in order to be profitable.
     Because our activities are based on orders varying in size and requiring different delivery schedules, we need to accurately anticipate demand from our customers for our products and effectively allocate our production capacity to such demand in order to meet delivery requirements, best recapture our fixed costs and maximize our operating margins. In particular, we must make judgments about when and how to allocate production capacity so as to maximize the likelihood that we will produce chip cards with the highest margins and operate our facilities and equipment at a high rate of utilization. Any failure to forecast accurately demand, allocate our capacity optimally or run our operations efficiently may adversely affect our revenue and profitability. In addition, we must accurately forecast demand for products in order to source chips. If we do not accurately forecast our need for chips, we may be left with high chip inventories that we may not be able to use or may need to use to produce products that could have been produced with less powerful and costly chips, which may lead us to record lower profits on these products.
     Also, we may become responsible for indirect damages resulting from our breach of contract including, without limitation, penalties for failures to meet delivery schedules. If this were to occur, among other things, we would likely need to defend against claims, which could be time consuming and expensive, and we may be found liable for breach of contract.
     If our products or production facilities fail to satisfy the standards and criteria of various industry organizations and bodies, particularly in the financial market, we may not be eligible to compete for supply contracts to members of such organizations and bodies, which include some of our important customers.
If we are unable to keep up with rapid changes in chip card technology, our existing products and services may no longer be competitive or could become obsolete.
     The market for our products and services is marked by rapid technological change because of frequent new product introductions and chip card technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we need to enhance continually our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to chip card technology and to satisfy the increasingly sophisticated requirements of our customers. Any delays in developing and releasing enhanced or new products and services, or in keeping pace with continuous technological change, may cause us to lose our existing customer base or prevent us from expanding it, which could adversely affect our business.
     The process of developing our products and services is highly complex and requires significant continuing development efforts and investments. Our investments in research and development have been considerable, and while they have declined in recent years, they may need to increase. These expenses may adversely affect our operating results and financial condition.
Many of our major customers, particularly in our financial services segment, belong to powerful industry organizations and bodies.
     Many of the industry organizations and other bodies to which our customers belong have issued their own sets of standards and criteria relating to chip card manufacturers’ facilities and products, which we must satisfy in order to be eligible to supply products and services to these customers. We make significant investments in order to meet these standards and criteria, which vary depending on the organization or body, including investments required to satisfy changes adopted from time to time by these organizations and bodies in their respective standards and criteria. Further investments may be costly, and if we are unable to continue to meet these standards and criteria, we may become ineligible to provide products and services that have constituted in the past an important part of our revenue and profitability.
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
     The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have a negative effect on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer’s decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To sell our products and services successfully, we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources, however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.
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
     Our success depends, in part, upon our proprietary technology and other intellectual property rights. If we are not able to defend successfully our industrial or intellectual property rights, we may lose rights to use technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology or might be unable to use such technology at all. To date, we have relied primarily on a combination of patent, trade secret and copyright laws, as well as nondisclosure and other contractual restrictions on copying, reverse engineering and distribution, to protect our proprietary technology. We regularly prepare patent applications for technology related to our chip cards. There can be no assurance that these applications, laws and contractual restrictions will be successful.
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
     Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims, and if we are unsuccessful, we could suffer costly judgments and injunctions that could materially adversely affect our business, operating results or financial condition.
We might be forced to change our product and service offerings or be forced to pay higher costs if the third-party technology that we use in our products changes or if the price of such technology increases.
     Many of our products integrate third-party technologies that we license or otherwise obtain the right to use, including:

•	software relating to chip card operating systems;

•	security and cryptographic technology for chip card operating systems, which help prevent unauthorized parties from accessing with or tampering with information; and

•	public key infrastructure technology that is used for Internet transactions and identification in corporate security networks.
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
     Our Identity and Security business is, in part, dependent upon government contracts. Those contracts and related opportunities can be subject to changes in legislation and government policy and initiatives. Such changes can be difficult to predict with any significant level of reliability.
     To the extent that we incur costs in one currency and make our sales in another, our profit margins may be affected by changes in the exchange rates between the currencies. A substantial part of our expenses is in euros, while a significant amount of our sales is in U.S. dollars and other currencies. The U.S. dollar, and currencies whose exchange rates are tied to the U.S. dollar, have experienced certain declines and limited recoveries in the recent past. Although our general policy is to hedge against much of our currency fluctuation risks, given the volatility of currency exchange rates and the costs of hedging against them, there is no assurance that we will be able to manage effectively these risks.
     Furthermore, our regional businesses are subject to cyclical fluctuations in the economies in which they operate. Any of the risks above could adversely affect our results of operations.
     In 2005, we earned 5% of our revenues in China, and we expect to continue to earn a material portion of our revenues in China. Conducting business and manufacturing activities in China is subject to special risks that may not arise in other countries, including:

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
     Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or in which we have a minority interest, such as in certain joint ventures. Under the governing documents or agreements for these entities, certain key matters such as the approval of business plans require the agreement of our partners and, in some cases, decisions regarding these matters may be made without our approval. There is also a risk of disagreement or deadlock among the stakeholders of jointly controlled entities and that decisions contrary to our interests will be made. These factors could affect our ability to pursue our stated strategies with respect to those entities or have a material adverse effect on our results or financial condition.
The integration of us and Gemalto may be difficult and expensive and may not result in the benefits that we currently expect.
     We have executed an agreement to combine our business with Axalto Holding N.V., to be renamed “Gemalto”. The combination involves the integration of two large and complex businesses that currently operate independently. The achievement of expected synergies from the combination will require the integration of various aspects of the business of Gemalto and our business.
     Gemalto’s and our goal in integrating our operations is to increase the revenues and earnings of the combined businesses through cost savings, including potential rationalization, planning and operational benefits and, as a combined group, to increase our ability to satisfy the demands of our customers. In so doing, we may encounter substantial difficulties in integrating our operations and fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the combination, and we could incur substantial costs as a result of, among other things:

•	loss of key employees;

•	inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between us and Gemalto and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of us and Gemalto; and

•	diversion of management’s attention from its other responsibilities as a result of the need to deal with integration issues.
     The diversion of management attention and any difficulties encountered from integrating the respective businesses of us and Gemalto could increase our costs or reduce our revenues, earnings and operating results. For these reasons, we and Gemalto may fail to complete successfully the necessary integration or realize any of the benefits and synergies that we hope for. If they are achieved, actual cost savings and operational benefits may be lower than we and Gemalto currently expect and may take a longer time to achieve than we and Gemplus currently expect.
Regulatory authorities have imposed, and may impose additional conditions on our combination that could reduce the expected benefits of the combination and may affect the price of our securities.
     In order to secure the approval of our combination with Axalto Holding N.V., we agreed with the European Commission to make certain undertakings in respect of our operations. These undertakings involve a commitment to broadly license certain intellectual property to competitors under fair and reasonable terms for ten years, and to provide certain access to information relating to our “over-the-air” wireless network gateway software for eight years. While we do not believe that compliance with these undertakings will have a material adverse effect on our operations, the financial impact on us, and any impact on the price of our securities, is difficult to predict with certainty.
     In addition, antitrust enforcement agencies outside of the European Union frequently review transactions such as the combination. At any time before or after the consummation of the transaction, an antitrust enforcement agency in a jurisdiction may take action under the applicable law of the jurisdiction as it deems necessary or desirable in the public interest, including seeking to enjoin our combination transaction or otherwise seeking to impose conditions on the operation of our businesses. Private parties may also bring legal action under the antitrust laws under some circumstances. Although we believe that the risk is not significant, antitrust, other regulatory agencies or private parties in a jurisdiction where we or Gemalto do not have unconditional clearance could take action under applicable law that is adverse to us.
Change of control provisions in our agreements may be triggered upon a combination with Gemalto and may lead to adverse consequences for us, including the loss of significant contractual rights and benefits, the termination of joint venture and/or licensing agreements or the need to renegotiate financing agreements.
     We may be a party to joint ventures, licenses and other agreements and instruments that contain change of control provisions that may be triggered upon the completion of the proposed combination with Gemalto. Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties or, in the case of debt instruments, require repayment of all outstanding indebtedness. These provisions, if any, may be waived with the consent of the other party and we will consider whether we will seek these waivers. In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or require the renegotiation of financing agreements.
     In addition, employment agreements with members of our senior management and other of our employees may contain change of control clauses providing for compensation to be paid in the event the employment of these employees is terminated, either by us or by those employees, following the consummation of the proposed combination. These payments, if triggered, could be substantial and could adversely affect our results of operations in the period they become payable.
Our operating results can vary significantly due to impairment of goodwill and other intangible assets arising from acquisitions, as well as to impairment of assets due to changes in the business environment.
     As of December 31, 2005, the net value reported on our Consolidated Balance Sheet for goodwill was € 90.8 million (December 31, 2004: € 28.2 million, December 31, 2003: € 37.7 million). Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in our industry, our future cash flows may not support the value of goodwill and other intangibles in our balance sheet. We are required to regularly test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment in our statement of income if the carrying value in our balance sheet is in excess of the fair value. The amount of any potential impairment is not necessarily predictable since it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material adverse effect on our results of operations.
Changes in International Financial Reporting Standards could affect our reported results.
     We have been preparing our consolidated financial statements and reporting our results in accordance with International Financial Reporting Standards (“IFRS”) since 2000. Some changes in IFRS may have a significant impact on our reported operating results.
     The International Accounting Standards Board regularly revises current International Financial Reporting Standards with a view to increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules could result in significant amendments to existing rules. It is not possible to predict the effect on our reported results of any such changes which may be made in the future, or whether such rule changes would be retrospective, potentially requiring us to restate past reported results.
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
     Our current principal competitors include chip card product and service providers such as Giesecke & Devrient, Oberthur Card Systems, Sagem Orga and ST Incard. In 2005, this industry also saw moves towards concentration. Sagem purchased German chip card manufacturer Orga Kartensysteme in 2005. Also in 2005, M-Systems, a flash memory maker, took over Spanish smart card maker, Microelectronica Espanola. In 2005, we entered into a Combination Agreement with Axalto Holding N.V. (“Axalto”) pursuant to which our Company and Axalto would be combined. See “Item 4. Information on the Company—History and Development of the Company”.
     There have also been new entrants into the industry with low-cost operating models, especially in China, with aggressive pricing policies that threaten our market share and our profitability, and which are gaining ground in emerging markets. As the market for chip card products and services in the wireless, financial services and Internet security industries grows, and as these markets converge, we may experience additional competition from companies that are currently our suppliers, customers and strategic partners, including:
•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as RSA, Vasco and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	microcontroller chip manufacturers, such as STMicroelectronics, Infineon, Philips, Atmel, Renesas, Samsung and Sony; and

•	wireless infrastructure software providers, such as SmartTrust.
     Some of our competitors and potential competitors may have larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. Our competitors may be able to develop products and services that are superior to our products and services, achieve greater customer acceptance or which have significantly improved functionality as compared to our existing and future chip card products and services. In addition, our competitors may be able to negotiate strategic relationships on more favorable terms than we have been or are able to negotiate. Many of our competitors may also have well-established relationships with our existing and prospective customers. Increased competition may result in reduced margins, loss of sales or decreased market shares, which in turn could harm our business, operating results and financial condition.
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
     Our products and services are sold in numerous countries around the world, each of which imposes regulations affecting our operations, including product controls, trade restrictions, tariffs and charges, indirect taxes and labor and other social controls. Many countries impose regulatory restrictions or bans on the use or transfer of cryptography, which is an essential part of our chip card products and services. Regulation of the Internet in general, and of e-commerce, and mobile commerce in particular, is largely unsettled.
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
     If an insufficient number of applications rely on chip cards, chip cards risk having their role reduced to that of simple identity tokens, providing limited additional value. In these circumstances, the value of chip cards would not grow, which could materially adversely affect our business, operating results and financial condition.
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
     As of April 25, 2006, Texas Pacific Group, members of the Quandt family, and Groupe Industriel Marcel Dassault owned or controlled approximately 25%, 18% and 4% of our shares, respectively, or approximately 23%, 16% and 4% on a fully diluted basis, respectively. As of June 2, 2006, affiliates of Texas Pacific Group and the Quandt family had transferred all of their shares in our Company to Axalto, now named Gemalto. If some or all of our significant shareholders act together, they may have the ability to control matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. This potential concentration of control can affect the value of our traded securities or limit the effective voting power of small shareholders. In addition, pursuant to our combination agreement with Axalto Holding N.V., to be renamed “Gemalto”, a significant percentage of our shares will be held by that company (see “Item 10. Additional Information — Material Contracts”).
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
Fluctuations in the exchange rate between the U.S. dollar and the euro may reduce the U.S. dollar market value of our American depositary shares as well as the U.S. dollar value of any dividends we pay.
     We will pay any cash dividends on our shares or American depositary shares in euros, and the American depositary share depositary will convert such euro amounts into dollars to pay any dividends on our American depositary shares. Exchange rate movements will affect the dollar value of these dividends as well as any other dollar distributions paid to you if you hold our American depositary shares. Exchange rate movements will also affect the market value of our American depositary shares.
If you hold our American depositary shares rather than our shares, you might not be able to exercise all the rights provided in our bylaws (statutes) to holders of our shares.
     The American depositary share depositary may use discretion to take action or exercise rights on behalf of each American depositary share holder in certain circumstances, including potentially in the exercise of rights that holders of American depositary shares may have to subscribe for or acquire new shares of ours. In addition, holders of our American depositary shares might only be able to exercise their voting rights by instructing the American depositary share depositary to vote on their behalf, and, therefore, the process for exercising voting rights may take longer for holders of our American depositary shares than for holders of our shares. For this reason, a deadline may be set by the American depositary share depositary by which it must receive voting instructions from all holders of our American depositary shares. The American depositary share depositary might not exercise voting rights with regard to any American depositary shares for which it does not receive voting instructions by the deadline.
As a foreign private issuer, we are permitted to file less information with the Securities and Exchange Commission than a U.S. domestic issuer would, which may limit the information available to holders of our securities.
     As a foreign private issuer, we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for the solicitation of proxies for shareholder meetings. In addition, our officers, directors and significant shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports with the Securities and Exchange Commission as frequently or as promptly as are U.S. companies whose securities are registered under the Exchange Act. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.
The market for our shares may be less liquid following completion of the proposed combination with Gemalto, and the market value of our shares may be lower.
     We have executed an agreement to combine our business with Gemalto. That transaction will include the exchange of our shares or American depositary shares for shares of Gemalto pursuant to an offer that is expected to reduce the number of holders of our shares or American depositary shares as well as the number of our shares or American depositary shares that might otherwise trade publicly and, depending upon the number of our shares or American depositary shares so exchanged, will likely adversely affect the market value of our shares or American depositary shares.
Following consummation of the proposed combination with Gemalto, Gemalto will be a holder of a significant majority of our outstanding shares and may take actions or make decisions not in the best interest of our remaining minority shareholders.

     Subsequent to the consummation of the combination with Gemalto, Gemalto will hold a significant percentage of our outstanding shares and/or American depositary shares. Depending on the success of the exchange offer that Gemalto is expected to make as part of the proposed combination, the remaining holders of our securities other than Gemalto will constitute a small minority of outstanding shares. The interests of Gemalto may be different from the interests of any of our remaining shareholders. In effecting the combination and otherwise in the direction of the business of Gemalto, Gemalto may take actions or make decisions that may not be in the best interest of our other remaining minority shareholders.
Pursuant to a new Luxembourg law, Gemalto may conduct a “squeeze-out” merger or use some other means at some date following the combination to obligate the remaining holders of our securities to sell their securities to Gemalto for consideration of some combination of cash and/or Gemalto shares.
     A new Luxembourg law, adopted pursuant to an EU directive on takeover bids, could make possible a squeeze-out of the holders of our shares that are not held by Gemalto. In addition, regulatory agencies in other jurisdictions, such as the Autorité des marchés financiers in France, have amended their rules to take into account the stock exchange rule modifications that will result from the adoption of the EU takeover directive. As a result of these changes, if Gemalto were to hold the required percentage of capital and voting rights either directly or indirectly, Gemalto may conduct a minority buyout offer (offre publique de retrait) or similar procedure followed by a squeeze-out (retrait obligatoire) of the holders of our shares not held by Gemalto. This may also give rise to a delisting of our shares from exchanges on which our securities are quoted.
     We may decide to cease the listing of our shares on the Eurolist exchange of the Euronext Paris or the quotation of our ADSs on the Nasdaq National Market, and we may decide to cease the registration of our shares under the 1934 Exchange Act or terminate the depositary agreement relating to our ADSs, which could negatively affect the value of our shares or ADSs.
     The liquidity of our shares or ADSs, the information made publicly available in respect of the company and other factors benefiting the value of our shares and ADSs may be greater due to their respective listings on the Eurolist exchange of the Euronext Paris and on the Nasdaq National Marketplace, and the registration of our ADSs under the 1934 Exchange Act. We may decide, subject to applicable agreements and regulations, to cease such listings and registration due to a number of factors, including management’s assessment of the costs and benefits of such listings and registration and as a result of our business combination to form “Gemalto”.
     We may also decide to terminate our depositary agreement relating to our ADSs. If we terminate our depositary agreement, holders of our ADSs would have the right to receive our shares corresponding to the number of shares underlying their ADSs, and subject to the payment of certain fees to the depositary.
     If we take any actions to cease the securities exchange listings, registration or the depositary agreement in respect of our shares and ADSs, the value of our shares or ADS may be negatively affected.
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
     We started our operations in 1988 as a major supplier of prepaid phonecards. Because of our strength in the prepaid phonecard market during the 1990s, we developed strong ties with the telecommunications industry and, as a result, we helped pioneer the development of chip card technology for wireless communications.
     Prior to 1999, our business was conducted through a French limited partnership known as Gemplus S.C.A. In December 1999, we merged Gemplus Associates, the general partner of Gemplus S.C.A, into Gemplus SCA and transformed the surviving entity into a French corporation, Gemplus S.A. In February 2000, we reorganized our corporate structure, creating a new holding company, Gemplus International S.A., a Luxembourg corporation. The shareholders of Gemplus S.A. contributed to Gemplus International S.A. substantially all of the shares of Gemplus S.A. in exchange for shares of our capital stock. As a result of these transactions, as of December 31, 2005, we held more than 99.5% of the outstanding shares of Gemplus S.A.
     Texas Pacific Group became one of our shareholders at the time of its equity contribution in February 2000. In December 2000, we completed an initial public offering of our capital stock, in the form of ordinary shares and ADSs. In 2004, we completed the planned reorganization of our corporate structure by transferring most of the subsidiaries of Gemplus S.A. to Gemplus International S.A. In April 2005, we purchased Setec Oy, a company headquartered in Finland that, among other things, supplies conventional and electronic travel passports to various government agencies and products involving secure printing.
     On December 6, 2005, we entered into a Combination Agreement (the “Combination Agreement”) with Axalto Holding N.V. (“Axalto”), certain entities of the Texas Pacific Group (the “TPG Entities”) and certain Quandt family entities and members (the “Quandt Entities” and together with the TPG Entities, the “Significant Shareholders”), pursuant to which our Company and Axalto would be combined (the “Combination”) and Axalto would be renamed Gemalto N.V. (“Gemalto”). The TPG Entities and the Quandt Entities also each respectively entered into a Contribution in Kind Agreement (together, the “Contribution Agreements”) with Axalto under which each of them agreed, subject to various conditions, to contribute shares to Gemalto, constituting an aggregate of 43.6% of the outstanding ordinary shares (“Ordinary Shares”) of the Company (the “Contribution Shares”), in exchange for shares of Gemalto (the “Contribution”). In accordance with the Combination Agreement and the Contribution Agreements, on June 2, 2006, the Contribution of the Contribution Shares by the Significant Shareholders was made in exchange for shares of Gemalto issued through an increase in the share capital of Gemalto reserved to the Significant Shareholders, at a ratio of 2 Gemalto shares for every 25 Ordinary Shares (the “Exchange Ratio”). Concurrent with the Contribution, the Company commenced a distribution pro rata to all of its shareholders, including the TPG Entities and the Quandt Entities, of € 0.26 per Gemplus share from its available share premium/reserves (the “Distribution”) under the terms of the Combination Agreement.

     On June 2, 2006, in accordance with the terms of the Combination Agreement, Gemalto made the requisite filing with the French Autorité des marchés financiers (the “AMF”) to commence a global offer (the “Offer”) for the remaining ordinary shares it does not hold, at the Exchange Ratio.
     We are organized under the laws of the Grand Duchy of Luxembourg and are registered with the Commerce and Companies Registry under No. B73145. Our registered office is located at 46a Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, telephone +352.26.005.226. Our website address is www.gemplus.com. The information on our web site is not incorporated by reference into this Annual Report.
Capital Expenditures and Divestitures
     The following table sets forth our capital expenditures, before retirements and disposals, for each year in the three-year period ended December 31, 2005.

	Year ended December 31,
	2005	2004	2003
	(millions of euros)
Property, plant & equipment:
Research and development equipment	1.0	1.0	1.2
Manufacturing	17.1	13.3	9.4
Buildings	2.6	5.8	3.1
Other	4.4	2.8	1.5
Total property, plant & equipment	25.1	22.9	15.2
Intangible assets	2.7	1.8	4.7

Total capital expenditures	27.8	24.7	19.9

     In 2005, our capital expenditures related primarily to manufacturing and were mainly to increase our SIM card production capabilities for our Telecommunication segment to satisfy increasing demand. In 2004 and 2003, we continued to execute a restructuring and rationalization program that we commenced in 2002. This program included the rationalization of our office facilities on a worldwide basis. The capital expenditures relating to manufacturing in 2004 were made in almost all of our plants, and were focused on increasing our capacity to make SIM cards for our wireless activities. In 2002 we made a capital expenditure of € 17.7 million related to constructing a research and development and office building located in La Ciotat, France, which was mainly financed through a sale-leaseback transaction.
     We plan to internally fund our capital expenditures, and have budgeted capital expenditures of approximately € 34.0 million, for the year ending December 31, 2006. Of that amount, we anticipate incurring approximately: € 16.0 million mainly for new manufacturing equipment; € 11.8 million for improvements in our management information systems, of which almost € 8.0 million are intangible assets related to software and IT development; and € 4.8 million on our facilities.
     See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of our sources of financing for our budgeted capital expenditures.
BUSINESS OVERVIEW
Overview
     We are a leading provider of technology products and services that enable wireless network operators to offer their customers secure voice and data communications and transactions through mobile phones, and that enable companies, financial institutions and public entities to provide customized services to their customers and employees through a range of systems, including financial card networks, loyalty and bonus point programs and identification and Internet security systems.
     In 2005, we reported our results in three main business segments:
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
     We started reporting in three business segments on January 1, 2004. See “Item 5. Operating and Financial Review and Prospects — Recent Developments” for a description of business segment reporting, and Note 33.1 to our Consolidated Financial Statements.
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
     In all our businesses we provide a range of software and services that allow our customers to implement and manage sophisticated systems. Our software includes card management systems that allow our customers to manage card issuance, update data, download applications and obtain user information. Our services include customization, technical support, consulting, system design and integration and system operation. Many chip card sales are combined and priced or sold together with sales of these services and software for customers within the applicable reporting segment and therefore, we do not separately report these sales. See Note 33.1 to our Consolidated Financial Statements.
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
     Our strategy for attaining these objectives is to be a leading provider of secure platforms and related products, and of applications and services that operate such secure platforms, including chip cards and other devices with embedded microcontrollers. We hope to grow our core businesses, while continuing to enhance our profitability. Simultaneously, we seek to establish stronger positions in promising new segments for the use of secure platforms and related software such as in the identity and corporate security markets.
Achieving and maintaining profitable growth by continuing to follow through on our restructuring and efficiency initiatives, and through innovation and continued cost control

•	We are continuing to adapt our cost structure and increase our competitiveness in an environment where price is an overriding factor.

•	We are continuing to organize our business to better align to market structures. We are continuing to enhance our customer-facing front-end and supply chain related back-end processes to most effectively and efficiently serve our markets.

•	We are continuing to work on increasing our market share in higher margin products in the wireless communications and other sectors by innovating, working closely with key customers, enhancing our product mix, improving our supply chain and business processes, and using differentiating account strategies.
Differentiating on value
     Our strategy includes focusing on a number of growing segments in addition to our traditional businesses, including:
•	Software and services in wireless communications, including SIM administration, content delivery, mobile-payment, and over the air (OTA) platforms. We believe that our position as a leading supplier of OTA platforms should enable us to further strengthen our relationship with our customers and facilitate the advancement of the value that SIM cards can add to wireless networks.

•	Identity card programs. National identity programs for electronic Identity Cards and e-Passport represent a large and growing opportunity for us. We are continuing our development efforts in this area with the objective of tapping into this significant market potential. In addition, we are seeking to form alliances with strategic partners to enhance our prospects for success in this area.

•	Corporate security (controlling access to buildings and computer networks). With our experience in relevant security technologies, we hope to become a leader in this field, while being able to provide complete subsystems for strong authentication and other security functions.
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

     Chip card technology is developing rapidly as the capability of microcontroller chips to conduct sophisticated operations expands. Some of the most important recent technological developments in chip card technology include:
•	The development of operating systems for microcontroller chips that allow card issuers to load multiple applets onto a single card. This allows our customers to offer their users several functions on the same card. For example, a single multi-application card can be used to access facilities or computer networks, to make payments as a debit or credit card, to store bonus points that can be used to make purchases and to authenticate Internet transactions.

•	The development of open standards for chip card operating systems. These operating systems contain an embedded virtual machine or interpreter which interacts with the operating system and a documented application programming interface (API) to execute applets. The API allows software programmers to design new applets in a standardized format, without reference to the technical specifications of the interpreter, improving ease of use and programming time. In addition, microcontroller chips based on open operating systems are interoperable with more systems. This means that software programmers can create new applications based on a standard language or protocol, which can be used to provide services through the chip cards of different manufacturers. The most widely used open platforms today are based on Java Card technology, a software API specification for chip cards based on technology from Sun Microsystems.

•	The development of sophisticated card management software for chip cards to help card issuers take advantage of new chip card capabilities by enabling the issuers to manage the cards remotely, and to update, download and install new information or applets as they become available, without replacing the cards. These new software capabilities have also created a demand for system design, integration and management services that allow chip card technology companies to develop closer ties with their customers.

•	Significant advances in the memory structure and capacity of microcontroller chips, including the development of flash memory technology. Chips based on this technology are able to store substantially more information, conduct more sophisticated operations and load a higher number of applets. In addition to greater memory capacity, flash memory chips can give card manufacturers increased flexibility to modify the chip’s operating system.

•	The development of chip cards designed to work with the most advanced security technologies, such as public key infrastructure (PKI) systems and secure downloadable applets. Cards with PKI capability offer a higher level of security for customers, including individuals or companies that conduct transactions or business over the Internet, and banks that implement mobile payment systems.

•	Innovative form factors for embedding of microprocessor technologies in new devices such as USB dongles, e-tokens, key fobs, flash memory cards, e-passports and other complete high security IT devices.

•	The increased use of contactless chip cards which include an antenna that allows the card to communicate using radio waves. Contactless cards provide the benefits of easy access since insertion into a card reader is not required. This technology is becoming increasingly attractive for identity programs and payment systems.

•	The inclusion of “flash” memory in chip cards that allow for the delivery and storage of large multi-media files.
     We believe that chip card products and related services include features that are attractive to customers in sophisticated wireless, financial, Internet and corporate security markets. The features that we believe are most significant include:
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
•	Flexibility. The newest chip cards can carry and run multiple applets that can be updated remotely without the need to replace the card. This increases the flexibility of banks and other companies that use chip cards as customer management tools by changing applications in response to changes in product offerings or customer preferences. This also allows them to offer multiple services, such as wireless, banking, payment and loyalty applications, on a single platform.
     Despite these advantages, chip card technology has not yet been widely deployed in some areas, particularly in financial services markets. This is primarily because the replacement of existing terminals with devices capable of reading chip cards, and the development of related network infrastructure, is costly and time consuming. See “Item 3. Key Information-Risk Factors-Risks Related to Our Business”.
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

Use of Removable Card
Transmission Standard	Principal Regions	Identification Modules
2G
GSM	Europe, Asia (including China), several regions in the United States	Yes

CDMA	United States, China	No

TDMA	United States	No

2.5G
GPRS (based on GSM)	Europe, most of Asia	Yes

CDMAOne	United States, China, South Korea	Yes in China and South Korea

IDEN	United States, Korea	Yes

3G
WCDMA	Europe, Asia (including Japan), United States	Yes

CDMA2000	United States, Asia	Operator-specific
Industry Overview
     The industry for chip card technology, products and services is growing, both in terms of size and sophistication. According to Eurosmart, 2,626 million chip cards — including microcontroller cards and memory cards — were sold worldwide in 2005, compared to 2,290 million in 2004. Using data provided by Eurosmart, we estimate that we are the world’s largest chip card provider, with 25.6% of the global industry in terms of volume in 2005, compared to 28.6% in 2004.

Wireless Segment
     The wireless communications market, particularly over networks using GSM standards, recorded strong growth prior to 2001, primarily as a result of a significant increase in the use of mobile phones around the world for voice transmission. The market suffered a slowdown in 2001 and 2002. Demand began to return in 2003 due to consumer equipment replacement, driven significantly by the availability of handsets with color displays, and growth in emerging markets. There was further market growth in 2005 and 2004. According to Eurosmart, approximately 1,390 million SIM cards were sold in 2005, compared to 1,050 million in 2004.
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
Financial Services Segment
     According to Eurosmart, approximately 336 million chip cards were sold in the financial services industry in 2005, compared to 280 million in 2004. According to Frost & Sullivan, we estimate that we are one of the top three providers of chip cards in the banking and retail sectors with approximately 21.5% of the market in terms of units sold in 2005, compared to 20% in 2004. We believe use of chip card products and services will grow due to enhanced security requirements and increased fraud rates among conventional cards.
Identity and Security Segment
     The Identity and Security market, while still relatively small, has experienced solid growth over the past few years. The convergence of physical and logical access control continues to drive the enterprise security segment, and is expected to reach over three billion dollars in 2007 according to Datamonitor. In the enterprise security market, Fortune 500 companies and federal agencies are implementing chip cards as a means to govern employee access to physical and logical resources. The Government ID market is escalating rapidly with many ongoing nationwide identity programs expected to be rolled out over the next few years. We are involved in several of these ID programs, including national projects in the Middle-East in Oman and the United Arab Emirates, and India’s vehicle registration card program with a market potential of over 100 million cards to be issued nationwide over the next five years. The demand for contactless chip cards in the Identity and Security market is also expanding quickly, mainly through mass-transit and physical access applications, and also through the introduction of electronic passports. We also sell chip card readers in the Identity and Security market, and we remained the world’s leading supplier of chip card readers in 2005, with a 34.6% market share according to Frost & Sullivan.
Our Products and Services
     The following table sets forth our revenues for the year ended December 31, 2005.

			Revenues - Year ended December 31,
	2005		2004		2003
	(in millions of	(as a % of total	(in millions of	(as a % of total	(in millions of	(as a % of total
	euros)	revenues)	euros)	revenues)	euros)	revenues)

Telecommunications	654.5	70%	641.8	74%	542.5	72%
Financial Services	202.9	22%	182.2	21%	168.2	23%
Identity and Security	81.5	8%	41.0	5%	38.5	5%

Total	938.9	100%	865.0	100%	749.2	100%

			Revenues - Year ended December 31,
	2005		2004		2003
	(in millions of	(as a % of total	(in millions of	(as a % of total	(in millions of	(as a % of total
	euros)	revenues)	euros)	revenues)	euros)	revenues)

EMEA	491.0	52%	443.1	51%	407.7	54%
Asia	172.7	19%	194.3	23%	171.9	23%
Americas	275.2	29%	227.6	26%	169.6	23%

Total	938.9	100%	865.0	100%	749.2	100%

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
     Phonecards
     Based on information published by Eurosmart in its 2005 report, we believe we are one of the world’s leading manufacturers of prepaid phonecards and associated phonecard security products with a 40% share of the worldwide phonecard market in 2005, compared to 47% in 2004. As of May 2006, we have produced over 3.7 billion phonecards since our inception in 1988. Our main customers include more than 20 major telecommunications operators, including China Telecom, France Telecom, and Telmex. Our multi-application solutions help telecommunications operators take advantage of the convergence of telephony with banking, loyalty and transportation applications. These products generate increased revenues by helping to enable innovative marketing opportunities.
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
     Multi-Application Cards
     One of our main multi-application cards for financial services is based on MPCOS, a multi-application standard, commonly used in Asia. This card contains credit/debit and e-purse applications, loyalty programs and transportation ticketing functionality. This card is also available in a contact/contactless mode under the designation “GemCombi” that allows interaction with the card using radio frequencies. We have also developed a line of multi-application Java-based cards that provide our customers with the flexibility to quickly develop and bring to market new services. Our line of Java-based financial cards, GemXpresso, is also targeted to retail banking and e-commerce payment applications.
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
     Bank and Retail Conventional Cards
     In addition to chip cards, we provide our customers with magnetic stripe (“conventional”) cards that typically do not contain embedded microchips. We launched these operations in 1995 in order to strengthen our position both in the financial services market and in several geographic areas, such as the United States.
     We offer a wide range of magnetic stripe and encoding options to meet the demands of our different customers. We delivered over 286 million magnetic stripe cards to our customers in the banking sector in 2004, according to the 2005 Nilson Report. We also provide certified card personalization and production and disaster recovery services to MasterCard, Visa and American Express card issuers in various regions around the world.
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
Identity and Security Services
     The chip card is a security device that serves as a component in enabling identity management systems for governments and corporations. Chip card technology allows users to access corporate and external networks, digitally “sign” transactions and documents and identify themselves electronically. Due to customer demand and opportunities presented in the Identity and Security market, our organization for this market is divided into two sections that are driven by applications and usage:
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
     In 2005, no single customer accounted for more than 10% of our revenues. Our largest customer represented 7% of our total revenues, and our five largest customers together represented 25% of our total revenues. Our ten largest customers together represented approximately 34%, and our fifteen largest customers together represented approximately 41% of our total revenues.
Suppliers
     We rely on a number of different suppliers of materials and components to manufacture our products. The two basic components of our products are silicon microcontroller and memory chips and plastic cards and other materials used in the manufacturing process, such as lamination film and inks.
     We have structured our silicon chip-purchasing strategy in an effort to implement more balanced sourcing with four major suppliers that we anticipate should be able to meet our requirements in terms of cost and volumes. Major suppliers in this industry include Atmel, Infineon, ST Microelectronics, Philips, Renesas and Samsung. Our main plastic supplier is Bayer AG, which produces several types of resins for injection-molding in Europe, Asia and the United States. We also have supply arrangements for specific types of plastic with BASF, Dupont, Klockner, Lucasi and several other plastic suppliers. We have diverse supply arrangements for our other materials, including ink and lamination film, for each of which we have at least two supply sources.
     In 2005, we made additional improvements to our purchasing strategies (including further multi-sourcing for certain products and better forecasting systems). There are some signs that there may be supply limitations for microcontroller chips in the future that could negatively affect our ability to procure such chips at favorable prices. There are also indications of possibly higher prices for some metals and petroleum-based plastics used in the manufacture of some of our products in the future. We believe, however, that our improved purchasing strategies will help mitigate the effects of price increases or supply restrictions if they arise. Nevertheless, in the event of higher sales volumes, our gross margins may be negatively effected, in particular, by higher chip prices.
Competition

     The chip card market is highly competitive. We face competition in all of our markets from chip card and chip manufacturers, software developers, and security providers. Moreover, our customers and companies with whom we currently have strategic relationships may become competitors in the future.
     Chip card manufacturers are currently our main source of competition in all of our segments. According to Gartner Dataquest, our overall share of the global chip card industry was approximately 23.9% in terms of chip card units sold on a worldwide basis in 2005, followed by Axalto with approximately 20.4%, Giesecke & Devrient with approximately 13.2%, Oberthur Card Systems with approximately 7.1%, Sagem Orga with approximately 6.8% and EastcomPeace with 3.5%. The relative strengths and market shares of each of our competitors, however, vary in each of the chip card segments, depending on their core competencies and their strategic alliances and partnerships.
     Certain of our customers, suppliers and companies with whom we currently have strategic relationships may become competitors in the future. There are also signs of increasing concentration in the industry. Sagem purchased Orga, the German chip card company, in 2005. M-Systems, a flash memory maker, took over Spanish smart card maker, Microelectronica Espanola in 2005. In 2005, we entered into a Combination Agreement with Axalto. See “Item 4. Information on the Company–History and Development of the Company”. There are also new entrants to the industry, such as the Chinese chip card manufacturers EastcomPeace Smart Card Co., Datang Microelectronics Technology Co. and WatchData System Co. Some of these new entrants have low-cost operating models and aggressive pricing policies that are reducing our market share and profit margins in certain emerging markets.
     See “Item 3. Key Information — Risk Factors — Risks Related to Our Business”.
Telecommunications Segment
     Wireless Products and Services
     The market for wireless infrastructure products and services is characterized by intense competition and rapidly changing technology. Our main competitors in this market have included Axalto, Giesecke & Devrient, Oberthur Card Systems and Sagem Orga. In December 2005, we entered into a Combination Agreement with Axalto, and on June 2, 2006, in accordance with the Combination Agreement, the first steps to the Combination were completed. See “Item 4. Information on the Company–History and Development of the Company”.
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
     Because of the enhanced capabilities of microcontroller chip technology, we may face new competition from operating system and software application developers. The development of open operating systems and platforms are expected to lead to the creation of a new market for application development tools, in which software development providers create and market premium value applications, either as generic packages or customized software for specific customers. The enhanced capabilities of chip cards are expected to create the potential for a variety of products and services that may attract a number of new competitors into software, services and infrastructure markets, including:
•	operating system developers, such as Microsoft and IBM;

•	electronic security product and service providers, such as RSA, Vasco and Verisign;

•	wireless device manufacturers, such as Nokia, Motorola, Samsung and Sony-Ericsson;

•	systems integrators, such as IBM, Siemens and EDS;

•	silicon chip manufacturers, such as STMicroelectronics, Infineon, Philips, Renesas, Samsung, Sony and Atmel; and

•	wireless infrastructure software providers, such as SmartTrust and Sicap.
     Phonecards
     Public telephony is a mature market, and is highly competitive. Our presence in this market since its origins in the late 1980s has allowed us to become a leading provider of phonecards on a worldwide basis. According to Eurosmart, approximately 580 million phonecards were sold worldwide in 2005, compared to 670 million in 2004. Our main competitor in this market has been Axalto, followed by other chip card manufacturers such as Giesecke & Devrient and Oberthur Card Systems. The ability to deliver large volumes of phonecards at competitive prices, as well as the capability of meeting changing customer demands, such as increased volume requirements, in a short time frame are key competitive factors in this market.
Financial Services Segment
     The financial services market is currently fragmented and subject to intense competition. Many of the companies that provide chip card products and services to banks also manufacture conventional bank cards with magnetic stripes. Our competitors in this market have included Giesecke & Devrient, Oberthur Card Systems and Axalto. The financial chip card market is currently focused in Europe, where competitors such as Oberthur Card Systems have a strong presence in the banking industry.
Identity and Security Segment
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
Intellectual Property
     We take appropriate measures under the intellectual property laws of applicable jurisdictions in an effort to protect our rights to our chip card technology. Performance in the chip card industry can depend, among other factors, on patent protection. Our policy is to regularly identify patentable inventions that we develop, and to systematically seek to acquire patent rights upon such technologies. Many of our current patents expire between 2008 and 2021. We mainly develop and patent technology in the fields of card body manufacturing, chip operating system software, card readers, chip design and cryptographic processes. We seek to obtain a reasonably broad territorial protection for our patented technologies. We usually file initial patent applications in the country of invention, according to the location of the applicable engineers, and subsequently extend such protection to the European Union, the United States, Canada and Japan, as well as China and other foreign countries depending on the relevant circumstances. We also hold certain co-ownership rights in patents developed through joint venture companies established with our business partners. Proprietary rights in technologies developed through such joint ventures usually vest in the jointly owned companies.
     We have entered into non-exclusive licenses from third parties for technologies relevant to our business, such as from Sun Microsystems with respect to Java Card technology and from IBM with respect to IBM mask data for certain chip cards’ operating systems. We have also entered into a comprehensive patent cross-license with Axalto and its subsidiary CP8 Technologies. See “Item 3. Key Information — Risk Factors” and “Item 10. Additional Information — Material Contracts”. We include third party technology in our products, and our business would be harmed if we were not able to continue using this third party technology.

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
     In an effort to reduce delays arising from the above restrictions in the development and delivery of our chip card-based security technology, we have created a centralized organization to coordinate all of our operations that involve the transfer of our cryptographic-enabled products and services and to ensure compliance with all relevant laws and regulations.
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
Geographic Organization
     We are a global company, with headquarters located in Luxemburg. We have operations and facilities located throughout Europe, North America, South America and Asia. We have organized our global operations into three world regions:
•	EMEA, which consists of Europe, the Middle East and Africa;

•	the Americas, which consists of North, Central and South America and the Caribbean; and

•	Asia, which consists of South East Asia, Japan, Korea, and Greater China.
     Our manufacturing and research and development activities are organized on a global basis, while our sales and marketing activities are organized on a regional basis. As of December 31, 2005, we operated approximately 50 sales and marketing offices, 17 personalization centers and 11 manufacturing centers and research and development centers in 4 countries.
Organizational Structure

     We are the sole parent company of our group with approximately 60 direct and indirect subsidiaries located throughout the world. In May 2004, we completed an internal reorganization intended to better align our legal structures to our business operations. This involved the transfer of 27 subsidiaries from Gemplus S.A. to Gemplus International S.A. and had no effect on our Consolidated Financial Statements.
     The following table sets forth our significant direct and indirect subsidiaries as of June 2, 2006.

Name of company	Percentage Owned
Gemplus Finance S.A., Swiss Branch, a Swiss branch of a Luxemburg corporation	100%
Gemplus S.A., a French corporation	99.8	%(1)
Gemplus Limited, a British corporation	100%
Gemplus Corp., a Delaware (U.S.) corporation	100%
Gemplus Industrial S.A. de C.V., a Mexican corporation	100%
Gemplus Microelectronics Asia Pte Limited, a Singapore corporation	100%
Gemplus Technologies Asia Pte Ltd, a Singapore corporation	100%
Setec Oy, a Finnish corporation	100%
Gemplus GmbH, a German corporation	100%
Gemplus Japan Co. Ltd, a Japanese corporation	100%

(1)	The remaining shares are held mainly by our employees following the exercise of stock options; such shares may be contributed to us in exchange for our shares. For accounting purposes, these shares are already assumed to be a component of shareholders’ equity.
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
     We constantly seek to enhance the efficiency of our global manufacturing operations in order to increase production capacity, to reduce production and delivery time and to lower operational costs, through upgrades in our chip card manufacturing technology, by outsourcing non-critical manufacturing processes and by constructing new manufacturing capacity in lower-cost regions. To further these and related goals, commencing in the second quarter of 2001, we implemented three successive restructuring plans. This restructuring included the closure of a factory in Seebach, Germany in 2003, and in Herne, Germany in 2005, and also a reallocation of our production requirements among our manufacturing and other facilities around the world. See “Item 6. Directors, Senior Management and Employees — Employees”.
     Our main chip card manufacturing centers are currently located in France, Germany, Poland, China, Singapore, Mexico and the United States. All of these centers have microcontroller and memory card manufacturing capabilities. Our main plastic card manufacturing centers are located in China, Germany, Singapore, the United Kingdom and the United States.

     Our material tangible fixed assets, including leased properties, include the following facilities:

Location	Primary Activities	Gross Floor Area (m2)
Cuernavaca, Mexico	embedding, personalization	6,664	*

Gemenos, France	embedding, personalization	25,502

Havant, United Kingdom	plastic cards, personalization, embedding	6,332

Madrid, Spain	personalization	1,340

La Ciotat, France	microcontroller module production and
	assembly	5,871

Montgomeryville,	plastic cards, embedding, personalization
Pennsylvania, United States		8,535

Singapore	microcontroller module assembly, embedding, personalization,	20,984	*
	contactless cards, Plastic cards

Tczew, Poland	embedding, personalization	8,393	*

Tianjin, China[1]	embedding, personalization, microcontroller module assembly	12,730	**

Zhuhai, China[2]	plastic cards, personalization, embedding, contactless cards	2,722	*

Bangkok, Thailand	personalization	66

Johannesburg, South Africa	personalization	330

Sao Paulo/Brazil[3]	personalization	403

Filderstadt, Germany	embedding, personalization	9,424

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
     As of June 1, 2006, our approximate annual practical capacity in millions of units for the manufacture of the following products is:

Activity	Capacity
Chip card modules	888
Chip card embedding	832
Conventional polyvinyl chloride (PVC) plastic cards (including magnetic stripe)	572
     In addition to the tangible fixed assets that we use in our manufacturing activities, we lease office space in various countries throughout the world, including a significant building in La Ciotat, France, which we use for activities including research and development and product sales and marketing. See Note 19 to our Consolidated Financial Statements.
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS
     The financial information included in the discussion below for the three years prior to December 31, 2005 is derived from the Consolidated Financial Statements included in this Annual Report. You should read the following discussion together with the Consolidated Financial Statements and related notes. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differ from US GAAP. Note 40 to our Consolidated Financial Statements describes the principal differences between IFRS and US GAAP as they relate to us, and reconciles our net income and shareholders’ equity to US GAAP.
Overview
     2005 was another year of substantial achievements for us. We strengthened our position, notably in higher-end wireless products and in the financial services segment. We also strongly improved our financial performance, for both gross and operating margin. At the same time, we undertook two important strategic moves. We acquired the Setec group, a leading company in electronic passports and security printing technologies. This acquisition strengthened in particular our position in the government identity sector. In addition, in December 2005, we entered into a Combination Agreement with Axalto, a leading competitor, and on June 2, 2006, the first steps to the Combination were completed. See “Item 4. Information on the Company—History and Development of the Company”.
     Our 2005 financial results reflect a very strong year of continuous improvement. Our revenue grew by 8.5% to € 938.9 million in 2005, compared to € 865.0 million in 2004. In addition, our gross margin improved by 1.7 percentages points to reach 33% in 2005, mainly driven by a favorable business mix in our Telecommunications and Identity and Security segments. We also achieved strong improvement in operating income, which delivered an above 7% operating margin. Our net income attributable to equity holders substantially improved to € 89.9 million in 2005, compared to € 4.7 million in 2004.
     The year 2005 confirmed our momentum in the sale of wireless products, despite ongoing price pressure. We increased our shipments of microprocessor cards by 34% in 2005, largely driven by increased sales in the Americas and Europe. The increase in our shipments of wireless products was also assisted by sales growth in developing countries, other than China. The demand for 3G wireless products continues to increase, and we maintained our leading position in this high-end segment. In our Telecommunications segment, we also recorded a rapid decrease in the net sales of our payphone cards sub-segment in 2005. We also launched the first multimedia SIM cards at the 3GSM Congress in February 2005, with the first commercial roll-out made by Orange in November 2005.
     In 2005, we consolidated and improved our position in microprocessor payment cards. The Financial Services segment in 2005 was driven by further deployment in EMV (Europay MasterCard Visa), the new standard for payment cards. We played a key role in EMV deployment in 2005, with the first EMV cards delivered in Japan, China and Italy. In 2005, we also participated in the first deployment of contactless payment cards in the United States and Australia.
     With the acquisition of Setec, and an increasing number of e-government initiatives, we achieved almost triple digit growth in our Identity and Security segment including electronic passports, identity cards, healthcare and car registration programs. For example, we are a supplier in a major identity project in the United Arab Emirates. We also delivered the first e-passports in Norway and Sweden.
     Our operating income increased by 154% to € 66.8 million in 2005, compared to € 26.3 million in 2004, driven by the combination of improvements in our performance. This growth was reflected in our operating margin, which reached 7.1% of net sales in 2005, compared to 3.0% of net sales in 2004.
     We recorded net income attributable to equity holders of € 89.9 million in 2005, compared to € 4.7 million in 2004, mainly driven by the improvement in our operating income and the benefit from the recognition of deferred tax assets in the amount of € 26.9 million.
     We generated net cash flow € 29.2 million in 2005, even after an outlay of € 63.4 million as part of the acquisition of Setec, compared to € 2.5 million of cash used in 2004. The improvement in our net cash flow benefited from the release of € 22.5 million from an escrow account in relation to the successful outcome of a legal action.

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
Factors Affecting Operating Income
     Our operating income is affected by a number of factors. The most significant factor in recent years has been our product mix, as our wireless products and services have generated margins that were higher than many of our other products and services, particularly our magnetic stripe bank cards. Historically, as our sales of wireless products and services have grown, our gross margin and operating margin have also grown. Starting in 2001, however, the overall market decline led us to reduce our prices on wireless communications products, which reduced our gross margin. New competition, especially in China, has also led to reduced average prices.
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
Effect of Exchange Rates
     We report our Consolidated Financial Statements in euros. Because we earn a significant portion of our revenues, and incur expenses, in countries where the euro is not the local currency, exchange rate fluctuations between the euro and other currencies can significantly affect our results of operations. These currencies are primarily the US dollar, the British pound, the Chinese yuan and the Japanese yen. In 2005, we earned 14% of our revenues in the United States, 12% in the United Kingdom, 5% in China and 5% in

Japan.
     We seek to mitigate our exposure to currency fluctuations by matching currency of costs and revenue (“natural hedging”) and engaging in hedging transactions as we deem appropriate. We have hedged certain foreign currency positions for 2006. We cannot predict, however, all changes in currency, inflation or other factors that could affect our international business. We provide information on a currency-adjusted basis to help in the comparison of changes in our results of operations over time. We calculate the impact of currency variances by converting the figures from the current year in local currencies using the applicable exchange rates of the previous year.
     The following table sets forth information relating to the average exchange rates between the euro and the British pound, the Chinese yuan, the US dollar and the Singapore dollar since January 1, 2003, calculated based on daily indicative fixing publicly supplied by the European Central Bank (“ECB”) and indicative quotations supplied by recognized data providers for currencies on which the ECB does not establish fixing.

	(yearly average, in euros, per unit of foreign currency)
Years ended December 31	2005	2004	2003

British pound	0.6851	0.6773	0.6887
Chinese yuan	10.2382	10.2936	9.2584
US dollar	1.2457	1.2412	1.1289
Japanese yen	137.2473	134.1150	130.5399

Seasonality
     In prior years, we have experienced limited seasonal fluctuations, where a greater percentage of our net sales are recorded in the fourth quarter. A significant factor causing this seasonality has been the replacement of mobile telephone handsets towards the year-end holiday season. In 2003 and 2004, we experienced a limited recurrence of this seasonality. In 2005, we earned 28% of our net sales in the fourth quarter, the same level as the last quarter of 2004.
Reporting segments
     We started reporting in three business segments in the year 2004. All identity and security activities in the previous Financial and Security Services segment have been transferred to a new segment, entitled Identity and Security. See Note 33 to our Consolidated Financial Statements.
     The Financial Services segment includes systems and services based on chip card technology in areas such as financial services, loyalty programs, transportation access, e-business security, and pay-television applications, as well as magnetic stripe cards for banking applications. The Identity and Security segment includes systems and services based on chip card technology in areas such as national ID, healthcare, drivers’ licenses, car registration, passport and visa, e-government secured services, physical and logical access control as well as chip card readers and interfacing technologies. Our activities in both these segments include the sales of chip card readers to our customers and chip card interfacing technologies to device manufacturers. There is no change with respect to the Telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products. This change in the Financial Services and Security segment reporting is consistent with our management’s financial reporting structure. For a discussion of recent developments, see “Item 5. Operating and Financial Review and Prospects - Results of Operations-Recent Developments”.
Recent Developments
     In 2005, we largely completed the integration of the operations of Setec Oy into our business following our acquisition of that company in June 2005. This acquisition added new capabilities to our activities, especially in the area of manufacturing electronic and conventional passports.

Year ended December 31, 2005, compared to year ended December 31, 2004
Net sales
     The following table shows the breakdown of our net sales in 2005 and 2004 by reporting segment (our reporting segments are further described in Note 33 to our Consolidated Financial Statements).

	(in millions of euros)
Years ended December 31	2005	2004	% change	% change, adjusted (1)

Telecommunications	654.5	641.8	2%	1%
Financial Services	202.9	182.2	11%	5%
Identity and Security	81.5	41.0	99%	47%

Total	938.9	865.0	9%	4%

(1)	Currency adjusted, and adjusted to exclude the effect of the consolidation of Setec.
     The net sales of our Telecommunications segment improved slightly by 2% in 2005, compared to 2004. The growth of revenue in our Telecommunications segment was primarily driven by an 8% increase, 6% on a currency adjusted basis, in sales of our wireless products, to € 600.4 million in 2005 from € 558.5 million in 2004. Our SIM card shipments rose by 34% to 342 million units in 2005, driven by strong growth in the Americas and Europe. Our marketing of the value that higher-end SIM cards can provide, helped promote a shift towards sales of these products, including products for use in 3G networks and advanced applications. As a result, our sales of these higher-end cards increased to 10% of our total shipments in 2005, from 6.6% of our total shipments in 2004. This shift helped to partially offset the continued price pressure we have been experiencing, which resulted in a 21% decline in our average selling price per unit for wireless products in 2005. Our net sales of other cards in our Telecommunications segment reduced significantly in 2005, mainly caused by the continuous volume decrease in our prepaid phone cards subsegment in Latin America. Our Telecommunications segment represented 70% of our revenues in 2005, compared to 74% in 2004.
     The net sales of our Financial Services segment increased by 11% in 2005, compared to 2004. The revenue of our Financial Services segment reflects strong growth in microprocessor payment cards, as well as incremental revenue from the acquisition of Setec. The net sales increase in this segment was driven by continued EMV migration, with substantial new programs in certain European countries and continued expansion of existing programs in Europe and Latin America. Sales of these products in the United Kingdom and Continental Europe continued to grow, although at a slower pace than in emerging countries. Shipments of microprocessor cards for payment applications increased by 36% in 2005 compared to 2004, reaching 70 million units, with an increase in revenue from these products of 25% in 2005 compared to 2004. In addition, we made our first shipments of EMV cards in China in the fourth quarter of 2005. Our Financial Services segment represented 22% of our revenues in 2005, compared to 21% in 2004.
     Our acquisition of Setec made a significant contribution (50%) to revenue growth in our Identity and Security segment. The organic growth of net sales in our Identity and Security segment (47%) was driven by a substantial increase in government identity card projects, particularly in the United States, Asia and the Middle East and in corporate security programs mainly in the United States. Our Identity and Security segment represented 8% of our revenues in 2005, including Setec, compared to 5% in 2004.
     We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas.
     The following table breaks down the net sales among our three regions.

	(in millions of euros)
Years ended December 31	2005	2004	% change	% change, adjusted (1)

EMEA	491.0	443.1	11%	2%
Asia	172.7	194.3	(11%)	(13%)
Americas	275.2	227.6	21%	21%

Total	938.9	865.0	9%	4%

(1)	Currency adjusted, and adjusted to exclude the effect of the consolidation of Setec.

     The increase in revenue in the Americas was mainly driven by increased sales of wireless products in our Telecommunications segment. The revenue growth in EMEA was mainly due to the acquisition of Setec and the growth in sales of wireless products. Our Americas and EMEA regions represented 29% and 52% of our total revenue in 2005, compared to 26% and 51% in 2004, respectively. The revenue in our Asia region represented 19% of our revenue in 2005, compared to 23% in 2004. The revenue in our Asia region decreased by 11%, mainly due to decreased sales in our Telecommunications segment and, to a lesser extent, in our Financial Services segment in that region.
Gross profit
     We experienced further improvement in our gross profit in 2005, with a 15% increase, to € 309.9 million, compared to € 270.5 million in 2004. Our gross margin increased from 31.3% in 2004 to 33.0% in 2005. This increase in gross margin of 1.7 percentage points was mainly driven by an improved business mix (i.e., weighted towards higher-end products), substantial volume growth and lower chip purchasing prices. These improvements more than offset the strong price competition that we experienced in 2005. Our gross profit also benefited from other improvements in our cost structure.
     The following table shows the breakdown of our gross profit and gross margin in 2005 and 2004 by reporting segment:

	2005		2004		% change
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in gross profit

Telecommunications	241.4	36.9%	220.8	34.4%	9%
Financial Services	41.9	20.6%	37.7	20.7%	11%
Identity and Security	26.6	32.5%	12.0	29.4%	120%

Total	309.9	33.0%	270.5	31.3%	15%

     The gross margin of our Telecommunications segment increased from 34.4% in 2004 to 36.9% in 2005. This increase resulted primarily from an improved business mix (i.e., weighted towards higher volumes in wireless products), higher volumes of SIM cards shipped, and lower purchase prices for wireless chips. These improvements more than offset the continuing price competition and a chip quality problem that we experienced in 2005.
     The gross margin of our Financial Services segment remained stable at 20.6% in 2005, compared to 20.7% in 2004. The gross margin in this segment benefited from higher volumes shipped in chip cards for payment applications, driven by further expansion in EMV programs in EMEA and Latin America. These improvements, however, were offset by a less favorable sales mix.
     The gross margin of our Identity and Security segment increased to 32.5% in 2005, compared to 29.4% in 2004. The growth of gross margin in our Identity and Security segment was mainly driven by a favorable business mix, with significant growth on higher-end cards for government identity programs. As part of the acquisition of Setec, certain contractual customer relationships were recognized at fair value on the date of acquisition. Such assets are amortized on the basis of the revenue actually earned. Most of the revenue earned by Setec in 2005 resulted from contracts that existed on the acquisition date. As a result, the amortization of these assets substantially offset the gross margin earned by Setec in 2005.
Operating expenses
     Our operating expenses totaled € 243.2 million in 2005, compared to € 244.2 million in 2004. The decrease in operating expenses occurred despite the overall growth in volumes shipped, the Setec acquisition, share-based compensation expense and the costs of Sarbanes-Oxley Act compliance. Our operating expenses in 2005 benefited from a reversal of restructuring provisions in the amount of € 3.2 million, compared to a net restructuring expense of € 8.4 million in 2004. In addition, we had no goodwill amortization or impairment in 2005, compared to € 7.7 million in goodwill amortization in 2004. Accordingly, operating expenses represented 25.9% of sales in 2005, compared to 28.2% in 2004.
     Our research and development expenses remained stable at € 63.2 million in 2005, compared to at € 63.9 million in 2004, and represented 6.6% of our net sales in 2005, compared to 7.2% in 2004. Our selling and marketing expenses increased by 14% to € 116.1 million in 2005, compared to € 101.5 million in 2004, mainly due to the overall growth of our business and the consolidation of Setec. Selling and marketing expenses as a percentage of net sales increased to 12.4% in 2005, compared to 11.7% in 2004.

     Our general and administrative expenses increased by 6% to € 68.0 million in 2005, from € 63.9 million in 2004. These expenses represented 7.2% of our net sales in 2005, compared to 7.4% in 2004. Our general and administrative expenses benefited from the reversal of a € 5.2 million provision for a legal action established in 2003. The increase of our general and administrative expenses was mainly driven by share-based compensation expenses following the adoption of IFRS 2 “Share Based Payments”, the cost of the Sarbanes-Oxley Act compliance and the consolidation of Setec.
     In 2005, we recorded a release of unused restructuring provisions amounting to € 3.2 million, mainly related to our third restructuring plan, compared to a total pre-tax net restructuring charge of € 8.4 million in 2004.
     In accordance with the provisions of IFRS 3 “Business Combinations”, IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets” adopted as of January 1, 2005, we discontinued amortization of goodwill. In 2005 we tested our goodwill for impairment, which resulted in no impairment charge. Goodwill amortization and impairment amounted to € 7.7 million in 2004.
     The following table breaks down our operating expenses in 2005 and 2004 by reporting segment:

	2005		2004		% change in
Years ended December 31	in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	operating expenses

Telecommunications	158.7	24.2%	149.0	23.2%	6%
Financial Services	43.2	21.3%	63.9	35.1%	(32%)
Identity and Security	41.3	50.7%	31.3	76.3%	32%

Total	243.2	25.9%	244.2	28.2%	0%

     The operating expenses of our Telecommunications segment increased by 6% to € 158.7 million in 2005, compared to € 149.0 million in 2004. This increase was mainly driven by additional selling and marketing expenses in 2005, compared to 2004, and the consolidation of Setec.
     The operating expenses of our Financial Services segment were reduced by 32% to € 43.2 million in 2005, compared to € 63.9 million in 2004. This decrease was mainly driven by lower restructuring expenses and no further goodwill amortization, compared to 2004. General and administrative expenses decreased in 2005, compared to 2004, mainly due to the reversal of a € 5.2 million provision for a legal action made in 2003.
     Operating expenses in our Identity and Security segment increased by 32% to € 41.3 million in 2005, compared to € 31.3 million in 2004. This increase was mainly caused by the consolidation of Setec, and was partly offset by the discontinuation of goodwill amortization in 2005. These increases in operating expenses included additional selling and marketing expenses associated with the growth of our sales.
Operating income (loss)
     In 2005, we significantly improved our operating income, which more than doubled to € 66.8 million, compared to € 26.3 million in 2004. Our operating margin improved to 7.1% of our 2005 total net sales, compared to 3.0% of our 2004 total net sales. This increase in our operating income of € 40.4 million in 2005, compared to 2004, reflects the overall growth in our business, the substantial progress in our gross margin, and a decrease in our operating expenses driven by lower restructuring costs and no further goodwill amortization.
     The following table breaks down our operating income among our reporting segments:

	(in millions of euros)
Years ended December 31	2005	2004	Change in operating income (loss)

Telecommunications	82.9	71.8	11.1
Financial Services	(1.3)	(26.3)	25.0
Identity and Security	(14.8)	(19.2)	4.4

Total	66.8	26.3	40.4

     The operating income in our Telecommunications segment increased by € 11.1 million to € 82.9 million in 2005, compared to € 71.8 million in 2004. This increase was mainly due to improved gross margin that we recorded for sales of our wireless products, and was partly offset by increased operating expenses.

     The operating loss in our Financial Services segment decreased by € 25.0 million to € 1.3 million in 2005, compared to € 26.3 million in 2004. Our Financial Services segment significantly improved its performance due to strong growth in microprocessor payment cards, additional savings in operating expenses, and the reversal of a € 5.2 million provision for a legal action.
     The operating loss of our Identity and Security segment decreased by € 4.4 million to € 14.8 million in 2005, compared to € 19.2 million in 2004.
Financial income (expense), net
     Our financial income (expense), net, increased to € 7.7 million in 2005, compared to € 5.7 million in 2004. Interest income on short-term investments increased to € 7.6 million in 2005, compared to € 7.4 million in 2004, due to a higher average effective rate of return.
Share of profit (loss) of associates
     In 2005, share of loss of associates amounted to € 0.5 million, compared to € 6.0 million in 2004. This decrease is due to the absence of impairment in 2005 and the impact of adopting IFRS 3, starting January 1, 2005. According to the provisions of IFRS 3, we discontinued the amortization of goodwill that amounted to € 3.5 million in 2004. In 2005, we also recorded a gain on disposal amounting to € 0.8 million.
Other non-operating income (loss), net
     In 2005, we recorded a net non-operating loss of € 2.3 million, compared to € 6.8 million in 2004. This loss included foreign exchange losses amounting to € 4.3 million in 2005, compared to € 5.9 in 2004, change in valuation allowance of available-for-sale financial assets amounted to a € 2.8 million loss, compared to € 0.9 million loss in 2004, and a gain on disposal of available-for-sale financial assets amounted to € 4.8 million in 2005, compared to zero in 2004. In 2004, an inactive company in which we were a shareholder was the target of a reverse takeover and was subsequently listed on a US regulated market. In 2005, we took advantage of the listing to sell this investment.
Income tax benefit (expense)
     We recorded an income tax benefit of € 19.8 million in 2005, which reflected a credit of € 26.9 million resulting primarily from the recognition of previously unrecognized deferred tax assets. Our 2005 profitability, for the second year in a row, led to the reassessment of the probability of the future use of these tax assets within a reasonable time frame, mainly in France and Germany. In 2004, we recorded an income tax expense of € 13.0 million, which included € 3.0 million relating to the discounting of a receivable resulting from a carry back of tax losses in France, € 1.6 million of additional provision for tax risk and a partial write-down of deferred tax assets.
Net income
     We significantly improved our net income to € 91.4 million in 2005, compared to € 6.3 million in 2004. This corresponds to a diluted net income per share attributable to equity holders of € 0.14, compared to € 0.01 in 2004.
Year ended December 31, 2004, compared to year ended December 31, 2003
Net sales
     The following table shows the breakdown of our net sales in 2004 and 2003 by reporting segment (our reporting segments are further described in Note 33 to our Consolidated Financial Statements).

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
     The following table breaks down our operating expenses in 2004 and 2003 by reporting segment:

	2004		2003		% change
Years ended December 31	(in millions of euros)	(% of sales)	(in millions of euros)	(% of sales)	in operating expenses
			(Restated)

Telecommunications	(149.0)	23.2%	(196.1)	31.6%	(24%)
Financial Services	(63.9)	35.1%	(88.5)	52.6%	(28%)
Identity and Security	(31.3)	76.3%	(56.4)	146.5%	(45%)

Total	(244.2)	28.2%	(341.0)	45.5%	(28%)

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
Share of profit (loss) of associates
     In 2004, share of loss of associates was € 6.0 million, compared to € 7.6 million in 2003. This loss included goodwill amortization of € 3.5 million, compared to € 3.3 million in 2003, and impairment losses of € 0.7 million, compared to € 2.7 million in 2003.
Other non-operating income (loss), net
     In 2004, we recorded a net non-operating loss of € 6.8 million, compared to € 11.1 million in 2003. This loss included foreign exchange loss amounting to € 5.9 million in 2004, compared to € 8.6 million loss in 2003, and net losses in available-for-sale financial assets amounting to € 0.9 million in 2004, compared to € 2.5 million in 2003.
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
LIQUIDITY AND CAPITAL RESOURCES
     Our financial position remained strong during the year 2005. Cash and cash equivalents were € 418.4 million at December 31, 2005, compared to € 388.4 million at December 31, 2004.
     Operating activities generated € 121.4 million of cash in 2005, compared to € 27.0 million in 2004. The cash generated by our operating activities in 2004 was affected by a cash outlay of € 34.9 million related to a tax assessment in France and by the settlement of € 22.0 million in an escrow account in relation to a legal action, which was released upon a successful outcome in 2005. The cash generated by our operating activities in 2005 was also affected by the payment of € 15.8 million in connection with our restructuring programs, compared to € 18.3 million in 2004.
     Net cash used in investing activities during the year 2005 was € 83.8 million, including a € 63.4 million net outflow related to the acquisition of Setec, compared to € 26.1 million used in the year 2004. In 2005, we used € 25.1 million for our capital expenditures, compared to € 22.9 million in 2004.
     Financing activities used € 8.3 million of cash during the year 2005, compared to € 3.4 million cash used in the year 2004.
     On February 28, 2006, our shareholders approved a distribution of reserves (share premium) of an amount of € 0.26 per share, subject to the satisfaction of conditions precedent relating to the completion of the proposed Combination with Axalto. The distribution was initiated on June 2, 2006. The total amount of the distribution will be approximately € 164.0 million, based on the number of shares currently outstanding, and would equal approximately € 185.0 million on a fully diluted basis.
     We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable liquidity needs within the next two years.

     We also use certain financial instruments in our foreign currency hedges. For a description of our foreign currency hedges, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 9 to our Consolidated Financial Statements.
Critical Accounting Estimates and Policies
     Our annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.
     We consider our critical accounting policies to be those that: (1) involve significant judgments and uncertainties; (2) require estimates that are more difficult for management to determine; and (3) have the potential to result in materially different outcomes under varying assumptions and conditions. On an ongoing basis, we evaluate our estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. We believe that the following represent critical accounting policies that require significant management judgments and estimates. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see Note 2 to our Consolidated Financial Statements.
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
Impairment of goodwill and other long-lived assets
     Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment losses on goodwill are not reversed. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by management are used in those computations. Future cash flows are discounted using our cost of capital at the time of the acquisition to which the goodwill is related. We also consider significant underperformance relative to expected historical or projected future operating results, significant change in the manner we use the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. We believe that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions, such as a drastic decline in consumer demand, could negatively affect the valuations of goodwill.
     Other long-lived assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.
Inventory
     Our industry is highly competitive and influenced by rapid technological change, frequent new product developments, changes in demand, product pricing pressure and rapid product obsolescence. We regularly review inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for such declines. These reviews are primarily based on management’s estimated forecast of future product demand and production requirements. Possible changes in these estimates could result in revisions to the valuation of inventory. Inventories are carried at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microprocessor chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.

Research and development
     Our results of operations depend on the continued successful development and marketing of new and innovative products and services. The development of new products and services requires significant capital investment by our businesses and the success of these products depends on their acceptance by customers and business associates. Further, our businesses are characterized by rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions, shortened life cycles and increasing emphasis on being first to market new products and services.
     There can be no assurance that we will successfully introduce new products and services, that these products and services will be accepted by customers, or that our businesses will recoup or realize a return on their capital investments. We capitalize certain development costs when it is probable that a development project will be a success and once technological feasibility is established, otherwise such costs are recognized as an expense when incurred. These costs are capitalized through the time the product under development is produced and future profitability is demonstrated. These costs are then amortized over their expected useful lives which, due to the constant development of new technologies, does not exceed three years. During the development stage, management must exercise judgment in determining technological feasibility and future profitability of these projects as well as their expected useful lives. Should a product fail to substantiate its estimated feasibility or life cycle, we may be required to write off excess development costs in future periods.
     In addition, from time to time, we may experience difficulties or delays in the development, production or marketing of new products and services. Consequently, we continually evaluate the recoverability of capitalized costs and make write-downs when necessary.
Income taxes
     We estimate our income tax liability in each jurisdiction in which we do business. This requires that we estimate our actual current tax expense and evaluate temporary differences relating to items which are treated differently for tax and accounting purposes. These differences result in potential deferred tax assets and liabilities. Before we recognize a potential deferred tax asset, we must determine that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. The recognition of deferred tax assets is based on our estimates of taxable income by country.
     Significant management judgment is required in determining our provision for income taxes and our recognized deferred tax assets and liabilities.
Hedge accounting
     We enter into derivative transactions principally to minimize risks in relation to foreign currency transactions.
     We account for derivative financial instruments in accordance with IAS 39. This requires that derivatives are initially recognized at fair value on the date the derivative contract is entered into and subsequently measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. We make significant estimates when calculating the fair value of our derivative instruments and when identifying the amount and timing of the items being hedged.
     Fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by our banks or official financial information providers: (i) spot foreign exchange rate at the date the valuation is performed; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.
     Fair value of the option contracts at inception equals the option premiums. Option contracts are marked-to-market during their life and at expiration using standard option pricing method (such as Black-Scholes option pricing model), based on market parameters obtained from official financial information providers or our banks, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.

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
US GAAP Reconciliation
     We prepare our Consolidated Financial Statements in accordance with IFRS as adopted by the EU, which vary in certain significant respects from US GAAP. As a result, our net income and shareholders’ equity are different under US GAAP and under IFRS.
     The following table sets forth our consolidated net income under IFRS and under US GAAP for the periods indicated.

	Year ended December 31,
	2005	2004	2003
		Restated
	(in millions of euros)
IFRS net income (loss)	91.9	6.3	(159.0)
Total differences between US GAAP and IFRS	(3.1)	4.7	(22.7)

US GAAP net income (loss)	88.8	11.0	(181.7)

     Until December 31, 2004, one of the principal differences between US GAAP and IFRS resulted from the granting of share options to our executive officers and employees. In accordance with IFRS, the issuance of share options had no effect on net income at the time of grant or of exercise of the options. Under IFRS, upon exercise of the options, the price paid for the underlying shares was allocated to share capital and paid-in-capital. Under US GAAP, the difference between the exercise price and the fair market value of our shares at the time the options are granted generates compensation expense. Consequently, the accounting for share options in accordance with US GAAP resulted in a net compensation expense of € 7.0 million for the year ended December, 31, 2004 and € 6.4 million for the year ended December 31, 2003. As a result of the adoption of IFRS 2 starting January 1, 2005, we charge the cost of these transactions to the income statement. We measure the cost of services rendered by reference to the fair value of equity instruments granted (see Note 2.4 to our Consolidated Financial Statements).
     Until December 31, 2004, another significant difference affecting the determination of our net income under US GAAP compared with IFRS resulted from goodwill amortization. As a result of the adoption of SFAS 142 as of January 1, 2002, we no longer amortize goodwill under US GAAP, as opposed to IFRS where, until December 31, 2004, goodwill was (i) amortized on a straight-line basis over a period ranging from five to twenty years; and (ii) assessed for an indication of impairment at least at each balance sheet date. In accordance with the provisions of IFRS 3 “Business Combinations”, adopted as of January 1, 2005, (i) we discontinued amortization of goodwill from January 1, 2005; (ii) accumulated amortization as of January 1, 2005 has been eliminated with a corresponding decrease in the cost of goodwill; and (iii) from the year ended December 31, 2005, onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment, i.e. whenever events or changes in circumstances indicate that the carrying value may not be recoverable (see Note 2.4 to our Consolidated Financial Statements).
     The following table sets forth our shareholders’ equity under IFRS and US GAAP as of the dates indicated.

		As of December 31,
	2005	2004	2003
		Restated
		(in millions of euros)
IFRS shareholders’ equity	837.7	721.3	707.1
Total differences between US GAAP and IFRS	(1.2)	7.3	(7.0)

US GAAP shareholders’ equity	836.5	728.6	700.1

     For a discussion of the differences between IFRS and US GAAP as they relate to our consolidated net income and shareholders’ equity, see Note 40 to our Consolidated Financial Statements.
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
     Our research and development activities are organized on a global basis, with our main research and development centers located in France, Singapore, Germany and China. We believe we have one of the largest research and development teams in the chip card industry both in terms of gross research and development expenditures and number of employees. As of December 31, 2005, we had 728 engineers working in our research and development centers around the world, compared to 608 engineers as of December 31, 2004.
     In 2005, our gross research and development expenditures were € 69.4 million, or approximately 7.4% of our net sales, compared to gross research and development expenditures of € 68.2 million (2003: € 63.9 million), or approximately 7.9% of our net sales in 2004 (2003: € 8.5 million). A portion of these expenditures was financed through grants and research tax credits available under certain government programs, which amounted to € 5.1 million in 2005, compared to € 4.3 million in 2004 and € 2.7 million in 2003.
     We also maintain certain licenses to third parties technologies. See “Item 4. Information on the Company — Business Overview — Intellectual Property”.
TREND INFORMATION
Trends in the Markets for our Telecommunications Segment
     After a market downturn starting in 2001 and continuing into early 2002, growth in the markets for our wireless products (primarily SIM cards) started to re-emerge in 2003 and was strong in 2004 and 2005. This corresponded with new demand for more advanced wireless telecommunications services, including wireless data transmission, and growth linked to further adoption of wireless communication systems using SIM cards. In addition, wireless telecommunications services continued to become more financially accessible in developing economies, along with continued improvement in the wireless communications infrastructure in those areas.
     The portion of increased demand that most positively affected our performance was demand for higher priced wireless products (primarily SIM cards with greater capabilities). In 2004 and continuing in 2005, the favorable shift to these higher-end wireless products and the stronger overall demand for wireless products were sufficient to overcome the continuous selling price pressure in this segment.
     We believe that our Telecommunications segment should benefit if the wireless sector continues to gain momentum through 2006. Growth in our Telecommunications segment may, however, be somewhat lessened by continued declines in the demand for public telephony phonecards and by price pressures due to increased competition.

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
     The market for SIM cards continues to grow with emerging markets contributing a substantial portion of such growth. It appears that the overall average selling price of SIM cards may continue to decline by approximately 20 to 30% year-to-year as price pressure due to competition continues, and with the demand for low to mid range products in emerging markets growing at a faster pace than well established markets where more higher end products are sold. The average purchase price of components, materials and labor costs per unit is also expected to continue declining in line with average selling prices. That is expected to help us maintain margin levels similar to 2005. We also see the load in our factories producing SIM cards at high levels, which should lead to investments in equipment to address the high level of demand that is anticipated to continue.
Trends in the Markets for our Financial Services Segment
     Progress in the markets for our financial services products was also negatively affected by the downturns of 2001 and 2002. A significant hindrance to growth in the past has been the absence of widely accepted technology standards for improved interoperability of products. The continued adoption of the EMV standard for chip card-based payment systems should be a positive impact in the adoption of chip cards in 2006.
     We foresee continued growth in demand for our financial services products, led strongly by chip cards used for payments with continued migration towards these products in Latin America, Southern Europe and Japan. In mature markets for payment chip cards, we anticipate maintaining a stable position. We also see the market for contactless payment cards as potentially expanding in the Asia-Pacific area, along with deliveries of such products in the U.S. The development of on-line authentication products in the banking segment is also growing. This trend may allow us to deliver more sophisticated and higher valued products to financial services institutions.
Trends in the Markets for our Identity and Security Segment
     As government and corporate demand increases toward more secure systems for authenticating persons and controlling access to networks and facilities, there should be opportunities to promote the adoption of chip card-based security systems. Our strategy is focused on selling subsystems based on software components, value-added services and high-end cards. We believe our Identity and Security segment also stands to benefit from broader acceptance of technology standards that will allow larger organizations to implement chip card security and identity systems with more confidence in system interoperability and forward compatibility.
     We believe our abilities to produce large volumes of chip cards and deliver associated infrastructure and integration services should position us to capture market share as spending increases in this sector.
Trends in Our Development
     In 2004, we realigned our business units into three segments: Telecommunications, Financial Services and Identity and Security. This realignment separated our former Financial Services and Security segment into two business units. We continued with these segments in 2005. While our Identity and Security segment started from a small base, we believe its potential growth merits its continued treatment as a separate business unit. We also believe this realignment has enabled us to better serve our customers over time through more focused sales and marketing efforts in all our business units.
     The restructuring programs that we implemented in recent years have delivered lower fixed costs. We intend to continue to keep focusing on managing costs, and are further implementing processes to better control our expenses.
     The anticipated improvement in our profitability, however, assumes an average exchange rate of approximately US$ 1.25 per euro. The effects of currency fluctuations have played a significant factor in our results in the recent past and may continue to do so; however, we have attempted to mitigate our losses through our hedging programs. See Note 9 to our Consolidated Financial Statements.

     Following the combination with Axalto, we anticipate that we will be better positioned to capitalize on opportunities in the markets we serve, and to achieve cost-saving benefits from our combined operations.
OFF-BALANCE SHEET ARRANGEMENTS
     There are no off-balance sheet transactions that have, or are reasonable likely to have, a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures, or capital resources that would be material to our shareholders.

		(in millions of euros)

December 31	2005	2004	2003

Performance, down payment and bid bonds	11.7	10.4	10.8
Other bank guarantees related to operations	2.5	3.8	6.5

Total bank guarantees issued to third parties	14.2	14.2	17.3

     As of December 31, 2005, bank guarantees, mainly performance bonds and bid bonds, amounted to € 14.2 million. These guarantees are issued as part of our normal operations in order to secure our performance under contracts or tenders for business. These guarantees become payable based upon non-performance by us.
     As of December 31, 2005, guarantees related to operations included an amount of € 2.1 million (2004: € 2.7 million) relating to a potential liability in respect of the restricted cash in China (see Notes 10 and 38 to our Consolidated Financial Statements). In 2005, we recorded a provision in an amount of € 0.6 million with respect to this guarantee.
CONTRACTUAL OBLIGATIONS

	Schedule of payments		(in millions of euros)

Contractual obligations
as of December 31, 2005	Total	Less than 1 year	1 to 5 years	More than 5 years

Borrowings	0.7	0.1	0.5	0.1
Finance lease obligations	35.8	6.6	20.9	8.3
Operating lease obligations	35.8	10.1	16.0	9.7
Purchase obligations (1)	114.5	110.6	3.9	—

Total	186.8	127.4	41.3	18.1

(1)	Including € 69.4 million related to microprocessor chips purchase commitments, and other purchase commitments for materials..
     As of December 31, 2005, no obligations or commitments other than those disclosed above would have a significant affect on our Consolidated Financial Statements.
     We also have certain commitments arising from our foreign currency hedges. For a description of our foreign currency hedges, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 9 to our Consolidated Financial Statements.
     See “Item 4. Information on the Company — Capital Expenditures and Divestitures”.
Item 6. Directors, Senior Management and Employees
BOARD OF DIRECTORS
     Under Luxembourg law, our board of directors is vested with broad powers to manage our Company. All powers not expressly reserved by law or by the articles of incorporation to the shareholders fall within the powers of the board of directors.
     During 2005 and until June 2, 2006, our board of directors had twelve members. Members of our board of directors are appointed by the shareholders to serve terms not to exceed three years and may be re-appointed for consecutive terms. They may resign at any time, and their functions as members of our board of directors may be terminated at any time by a simple majority of the votes of the shareholders voting at a general meeting. Under Luxembourg law, a director may be an individual or a corporation.
     Our board of directors conducts its activities in accordance with governance principles set forth in applicable regulations, exchange rules, our articles of incorporation, our Code of Ethics, committee charters and other adopted practices.
     Our board of directors held eight meetings in 2005. At these meetings, the average attendance (physically and by telephone) was approximately 89%.
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
     As of June 1, 2006, the following individuals comprised our board of directors:

		Date of	Expiration
Name	Age	appointment	of Term	Occupation
Mr. Dominique Vignon	58	June 21, 2002	April 2007	Chairman of our board of directors

Mr. David Bonderman	63	December 19, 2001	April 2007	Vice-Chairman of our board of directors;
				Managing Partner, Texas Pacific Group

Mr. Alex Mandl	62	October 29, 2002	April 2007	Chief Executive Officer

Mr. Michel Akkermans	46	April 27, 2004	April 2007	Founder and Chairman, Clear2Pay

Mr. Geoffrey Fink	36	October 28, 2003	April 2007	Principal, Texas Pacific Group

Mr. Johannes Fritz	51	December 19, 2002	April 2007	Managing Director, Quandt family office

Mr. Kurt Hellström	62	April 27, 2004	April 2007	Advisor, Investor AB

Mr. Werner Koepf	64	October 28, 2003	April 2007	Non-Executive Director, Telent plc
				London UK

Mr. Peter Kraljic	66	April 17, 2002	April 2007	Member of the McKinsey Advisory Council

Mr. Daniel Le Gal	55	April 17, 2002	April 2007	Partner and Managing Director, Finadvance

Mr. John Ormerod	57	June 1, 2004	April 2007	Chairman, Walbrook Group Limited

Mr. William S. Price	50	February 1, 2000	April 2007	Managing Partner, Texas Pacific Group
     On June 2, 2006, following the first steps taken to effect to the Combination and in accordance with the associated resolutions of our shareholders and board of directors, changes were made to the composition and structure of our board of directors. These changes included setting the number of members of our board of directors at five directors, and changing its composition to consist of Messrs. Alex Mandl, Olivier Piou, Werner Koepf, Daniel Le Gal and Michel Soublin.
Board Committees
     Until July 26, 2005, our board of directors had three committees and one subcommittee: an Audit Committee, a Compensation Committee (with a Stock Administration Committee as a subcommittee) and a Strategy Committee. On July 26, 2005, our board of directors formed an additional committee, the Governance and Nominating Committee, and adopted a new charter for the M&A and Strategy Committee (formerly the Strategy Committee).
     On June 2, 2006, our board of directors changed the composition of its Audit Committee and Compensation Committee, and eliminated its Governance and Nominating Committee, M&A and Strategy Committee and Stock Administration Committee.
     Audit Committee
     In 2005, the members of our Audit Committee were Messrs. John Ormerod (Chairman), Werner Koepf, and Johannes Fritz, and William Price who resigned from the Audit Committee on April 13, 2005. On June 2, 2006, Messrs. Michel Soublin, Werner Koepf and Daniel Legal were appointed to our Audit Committee in place of Messrs. Ormerod and Fritz.

     Our Audit Committee held eight meetings in 2005. At seven of these Audit Committee meetings, all members were in attendance (physically or by telephone). At one Audit Committee meeting, there were three members out of four in attendance.
     The activities of the committee are governed by a specific committee charter. Among other things, this committee reviews our financial statements, the evolution of our significant litigations and claims, potential conflicts of interests with directors, related party transactions and engages in all other activities as required by law and securities exchange rules. During 2005, our Audit Committee reviewed, among other items, our Consolidated Financial Statements for 2004, our quarterly financial statements for 2005, our quarterly accounting judgments and material comments made by our auditors and reports on related party transactions, as well as reports on the implementation of regulations arising under the Sarbanes-Oxley Act. Main off-balance sheet liabilities (and particularly guarantees and foreign exchange operations) were also regularly reviewed by our Audit Committee and our Chief Financial Officer.
     The Audit Committee has the sole authority with respect to the recommendation, compensation, retention and oversight of the work of our independent auditors. Luxembourg law requires our auditors to be appointed by our shareholders; therefore, our shareholders appoint the auditors upon recommendation of the Audit Committee after review of the auditors’ performance and fulfillment of certain specific criteria. The Audit Committee has not established any pre-approval procedures for permissible non-audit services proposed to be performed by our independent auditors, and requires each engagement for non-audit services to be approved in advance by the Audit Committee (except for delegation to the Chairman of the Committee of the authority to approve in advance all audit and non-audit services to be provided by the auditors if presented to the Committee at the next regularly scheduled meeting ).
     Governance and Nominating Committee
     As from its creation on July 26, 2005, the members of our Governance and Nominating Committee were Mr. Dominique Vignon (Chairman), Mr. David Bonderman, Mr. Johannes Fritz and Mr. Kurt Hellström.
     Our Governance and Nominating Committee held one meeting in 2005. At this meeting, all members were in attendance (physically or by telephone).
     The activities of the committee prior to its dissolution were governed by a specific committee charter. Among other things, this committee formulated, recommended to the board and oversaw the implementation and administration of our corporate governance structure and framework; monitored and reviewed any issues regarding the “independence” of directors or involving potential conflicts of interest; reviewed our Corporate Governance Guidelines at least annually and recommended changes, as necessary, to the board; reviewed and reported on additional corporate governance matters as necessary or appropriate or as directed by the chairman or the board of directors; lead the search for, screened, evaluated and recommended to the board of directors qualified candidates or nominees for election or appointment as directors; recommended board committee assignments and committee chairs for consideration, including where relevant, on the determination of director independence. This committee also periodically administered and reviewed with the board an evaluation of the processes, structure and performance of the board in order to identify areas of concern or potential issues relating to board and committee processes, performance and effectiveness and to assess and evaluate the overall effectiveness of individual directors; assessed and recommended to the board potential candidates for succession to the position of Chief Executive Officer; and recommended to the board the initial compensation of the Chief Executive Officer.
     In 2005, the Corporate Governance and Nominating Committee reviewed the composition of our board of directors and concluded that no immediate changes were necessary. The board also discussed several scenarios concerning plans for succession of management and reported to the board of directors.
     The Governance and Nominating Committee was dissolved by the board on June 2, 2006.
     Compensation Committee
     In 2005, the members of our Compensation Committee were Messrs. Dominique Vignon (Chairman), Geoffrey Fink and Werner Koepf. On July 26, 2005, Mr. Kurt Hellström was also appointed as a member of this committee. On October 21, 2005, Mr. Geoffrey Fink replaced Mr. Dominique Vignon as Chairman of the Committee. On June 2, 2006, Messrs. Werner Koepf, Alex Mandl and Olivier Piou were appointed to our Compensation Committee in place of Messrs. Vignon and Fink.

     The Compensation Committee held four meetings in 2005, and passed three unanimous written consents without a meeting. At two of these meetings, all members were in attendance (physically or by telephone), and in two of these meetings there were three members out of four in attendance.
     The activities of the committee are governed by a specific committee charter. Among other things, this committee reviews our Chief Executive Officer’s compensation and makes recommendations on the compensation of our executive officers and directors.
     In 2005, the Stock Administration Committee, acting as a subcommittee to the Compensation Committee, consisted of Messrs. Alex Mandl, Philippe Duranton, Frans Spaargaren, and Stephen Juge. As of January 1, 2006, Mr. Xavier Molinié replaced Mr. Philippe Duranton as a member of the Stock Administration Committee. The activity of this committee is governed by a specific committee charter. The Stock Administration Committee’s role is to advise the board of directors concerning stock option issuances and related matters. Stock options are generally granted to executives and certain other personnel when they are hired, and potential additional grants are subject to annual review based on individual and collective company achievement criteria.
     On June 2, 2006, our board of directors changed the composition of the Compensation Committee to be Messrs. Alex Mandl, Werner Koepf and Olivier Piou. The Stock Administration Committee was eliminated by the board on June 2, 2006.
     M&A and Strategy Committee
     On July 26, 2005, the Strategy Committee, which consisted of Messrs. Dominique Vignon (Chairman), Peter Kraljic, Daniel Le Gal, Alex Mandl and William S. Price III, was reorganized into the M&A and Strategy Committee. As part of that reorganization, Messrs. Dominique Vignon, Daniel Le Gal and Bill Price resigned from the Strategy committee, and Messrs. Alex Mandl (Chairman), Geoffrey Fink, Johannes Fritz and Peter Kraljic were appointed as members of the committee.
     The M&A and Strategy Committee held six meetings during 2005 with all members in attendance. The M&A and Strategy Committee’s role was to advise the board of directors concerning our overall strategy and long-term planning.
     The M&A and Strategy Committee was dissolved by the board on June 2, 2006.
SENIOR MANAGEMENT
     Our board of directors has, with the authorization of our shareholders, delegated the day-to-day management of our Company, including the power to act on our behalf and sub-delegate powers, to the Chief Executive Officer, for matters up to 30 million euros. This delegation is subject to certain powers reserved by law to the board of directors or our shareholders.
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
     In February 2003, Mr. Philippe Combes was appointed as our Executive Vice President, Operations, and he was appointed as head of our Financial Services Business Unit in January 2004. Mr. Combes ceased his employment with us in January of 2006, and was replaced as Executive Vice President, Operations by Mr. Emmanuel Unguran. In May 2003, Mr. Philippe Duranton was appointed as our Executive Vice President, Human Resources. Mr. Duranton ceased his employment with us in January of 2006.
     The following table sets forth the name, age and current position of each of our top executive officers as of June 1, 2006.

Name	Age	Position
Mr. Alex Mandl	62	Chief Executive Officer

Mr. Ernest Berger	51	Executive Vice President, Gemplus Americas

Mr. Stephen Juge	52	Executive Vice President, General Counsel

Mr. Martin McCourt	44	Executive Vice President, Gemplus Asia

Mr. Jean-François Schreiber	33	Executive Vice President, Strategy

Mr. Jacques Seneca	46	Executive Vice President, President EMEA

Mr. Frans Spaargaren	50	Executive Vice President, Chief Financial Officer

Name	Age	Position
Mr. Emmanuel Unguran	41	Executive Vice President, Operations

Mr. Philippe Vallée	41	Chief Technology Officer and Executive Vice President, Product and Marketing
     On June 2, 2006, as a consequence of our combination with Axalto Holding N.V. and associated resolutions of our board of directors, certain changes were made in our management. These changes included the appointment of Mr. Frans Spaargaren as our Chief Executive Officer to replace Mr. Alex Mandl who resigned from that position, in addition Mr. Spaaragaren’s continuing role as our Chief Financial Officer.
DIRECTORS AND EXECUTIVE OFFICERS BIOGRAPHIES
     Dominique Vignon served as Chairman of the board of directors from June 21, 2002 until June 2, 2006. Mr. Vignon served as Chairman of the board of directors and Chief Executive Officer of the Framatome Group from 1996 to 2001, where he also developed that group’s connector business (FCI). From the end of 2000 to the end of 2001, he served as President of Framatome ANP and led the merger of the Framatome and Siemens corresponding activities. From 1995 to 1996, he was President of Framatome’s nuclear business. From 1993 to 1995, he was Chairman of Jeumont Industrie. From 1990 to 1993, Mr. Vignon was General Manager of Nuclear Power International (NPI), the joint venture of Framatome and Siemens. From 1975 to 1990, he worked at Electricité de France, where he was in charge of major new generation projects in France and abroad. Mr. Vignon is a graduate of France’s Ecole Polytechnique, and of the leading French Engineering School, the Ecole Nationale des Ponts et Chaussées (civil engineering). He also holds a Master in Economics. Mr. Vignon serves on the boards of Completel Europe N.V. and CMR (Contrôle-Mesures-Régulations).
     Alex Mandl served as Chief Executive Officer from September 2002 until June 2, 2006, and as director since October 29, 2002. Mr. Mandl is now Executive Chairman of Gemalto N.V. From April 2001 through August 2002, Mr. Mandl was a principal in ASM Investments focusing on technology investments. Previously, Mr. Mandl served as Chairman and CEO of Teligent, a company he started in 1996, offering the business markets an alternative to the local Bell Companies for telecommunication/internet services. From 1991 to 1996, Mr. Mandl was with AT&T where he served as President and Chief Operating Officer with responsibility for long distance, wireless, local communications and Internet services. Prior to his President/COO position, he was AT&T’s Chief Financial Officer. Between 1987 and 1991, Mr. Mandl was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services. In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. Mr. Mandl began his career in 1969, when he joined Boise Cascade Corp. as a merger and acquisition analyst, and he held various financial positions during the next eleven years. Mr. Mandl holds a Master of Business Administration from the University of California at Berkeley and a Bachelor of Arts degree in economics from Willamette University in Salem, Oregon. Mr. Mandl serves on the boards of Dell Computer Corporation, the Walter A. Haas School of Business at the University of California at Berkeley, Willamette University and the American Enterprise Institute for Public Policy Research.
     David Bonderman served as Vice-Chairman of the board of directors from December 2001 until June 2, 2006. Mr. Bonderman is now a member of the board of directors of Gemalto. He is a principal, general partner and one of the founders of Texas Pacific Group (“TPG”) and its Asian affiliate, Newbridge Capital. Prior to forming TPG in 1992, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group, Inc. (now doing business as Keystone, Inc.) (“RMBG”) in Fort Worth, Texas. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, DC, where he specialized in corporate, securities, bankruptcy, and antitrust litigation. From 1969 to 1970, Mr. Bonderman was a Fellow in Foreign and Comparative Law in conjunction with Harvard University and from 1968 to 1969, he was Special Assistant to the U.S. Attorney General in the Civil Rights Division. From 1967 to 1968, Mr. Bonderman was Assistant Professor at Tulane University School of Law in New Orleans. Mr. Bonderman graduated magna cum laude from Harvard Law School in 1966. He was a member of the Harvard Law Review and a Sheldon Fellow. He is a 1963 graduate of the University of Washington in Seattle. Mr. Bonderman serves on the boards of CoStar Group Inc. and Ryanair Holdings, plc, of which he is Chairman. He also serves on the boards of The Wilderness Society, The Grand Canyon Trust, the World Wildlife Fund and the American Himalayan Foundation, the University of Washington Foundation as well as the Harvard Law School Dean’s Advisory Board.
     Michel Akkermans served as one of our directors from April 27, 2004 until June 2, 2006. Mr. Akkermans is a successful entrepreneur specializing in information technology for the banking industry. Mr. Akkermans holds a Master of Science in Electronic Engineering and Computer Sciences and a degree in Economics & Finance from the University of Leuven in Belgium. He is currently Chairman and Chief Executive of Clear2Pay, a software solutions company that helps financial institutions to provide branded electronic payment services. Mr. Akkermans was previously Chairman and CEO of FICS and Former Executive Chairman of NASDAQ-listed S1 Corporation, the market leader in internet banking. In addition to Clear2Pay, he also serves on the boards of Capco, Approach, Quest for Growth, Proficient, and is a member of the Advisory Board of GIMV.

     Ernest Berger has served as President of Gemplus Americas since January 2004 and President of Gemplus North America since June 2, 2006. He has 15 years of experience in the financial services sector, including at American Express from 1990 to 1995, and at First USA from 1995 to 1999, where he held senior management positions. More recently, Mr. Berger was a member of the executive team at the New York office of Walker Digital, and then managed his own consulting firm. He holds a Bachelor of Science in Mechanical Engineering from Columbia University in New York, and an Master of Business Administration from the Wharton School, University of Pennsylvania, in Philadelphia.
     Philippe Combes served as our Executive Vice President, Operations since February 2003, and was appointed as head of our Financial Services Business Unit as of January 20, 2004. Mr. Combes ceased his employment with us in January of 2006. Prior to joining Gemplus, Mr. Combes had been running his own Executive Coaching consultancy. From 1998 to 2002, he was CEO of Philips Displays, based in Holland, the worldwide leader in consumer displays. From 1988 to 1998, Mr. Combes served in general management positions for Thomson Multimedia in Hong Kong, China, Poland and France, including VP Operations for Displays. In 1975 he joined Schlumberger Industries where he held various operational responsibilities in France, Brazil and Indonesia. Mr. Combes has a Bachelor of Arts degree from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) with a masters in robotics and electronics.
     Philippe Duranton served as our Executive Vice President, Human Resources from May 2003 to December 2005. Prior to joining Gemplus, Mr. Duranton served as Human Resources EVP at Canal+ and Co-Managing Director, General Affairs, for the Television and Film Division of Vivendi Universal from 1998 to 2002. Prior to joining Canal+, Mr. Duranton spent nine years (1989 to 1998) at Thales where he held numerous Human Resource management positions across the company’s divisions. Mr. Duranton began his career in education and held various positions from 1985 to 1988 in both the public and private sectors. Mr. Duranton holds a variety of academic distinctions including a D.E.S.S. diploma in Human Resource Management from the Institute of Administration for Business, Bordeaux, France, and a masters degree in History.
     Geoffrey D. Fink served as a director from October 2003 until June 2, 2006. Mr. Fink is now a member of the board of directors of Gemalto. Mr. Fink is a London-based Principal in Texas Pacific Group’s operating group, which he joined in December 2000. From May 1998 to December 2000, Mr. Fink was a Vice-President and subsequently Senior Vice-President with Security Capital Group. Between August 1999 and December 2000, Mr. Fink was also Chief Operating Officer, head of the Management Committee, and board member of Access Space. In 1993 and from 1995 to 1998, Mr. Fink was a Consultant and then Engagement Manager with McKinsey & Company in London. Prior to joining McKinsey, Mr. Fink worked in the M&A departments of both Goldman Sachs in London and PaineWebber in New York. Mr. Fink received a Bachelor of Arts degree summa cum laude from Yale University, a Juris Doctor degree magna cum laude from Harvard University and a Masters degree focused on international business from the Fletcher School of Law and Diplomacy. He is a member of the New York Bar.
     Johannes Fritz served as a director from December 2002 until June 2, 2006. Mr. Fritz is now a member of the board of directors of Gemalto. He has been the managing director of the Quandt family office since June 2000. From 1991 to June 2000, he was a managing director responsible for all financial affairs of the Quandt family office and running its day-to-day-business. In 1989 he joined the Quandt family office. Prior to that, he spent five years at KPMG covering financial institutions and industrial companies. From 1982 to 1983, he worked with Bertelsmann AG in the area of human resources as an assistant to a board member. Mr. Fritz studied at Mannheim University where he was awarded a Master and Doctor degree in Business Administration. As a research associate he followed a postgraduate education at the Stern Business School (New York University). Mr. Fritz earned a degree as a tax advisor and a certified public accountant (CPA). He serves on the supervisory board of Solarwatt AG and Drees & Sommer AG, is a member of the regional council of Deutsche Bank and of the advisory boards of BHF-Bank and LRP Landesbank Rheinland-Pfalz.
     Kurt Hellström served as a director from April 27, 2004 until June 2, 2006. Mr. Hellström is the former President and Chief Executive Officer of Ericsson, the major telecommunications group, where he spent almost 20 years in a number of senior roles. Earlier in his career, he held commercial positions with Jugner Instrument and Standard Radio & Telephone. Mr. Hellström holds a Master of Science in Electrotechnology. He serves on the Boards of Atlas Copco, Bharti Televentures Ltd, Spirent Ltd, Sim2Travel, Kineto Wireless Inc, VTI, Symsoft, FarEastTone and The Swedish Trade Council.
     Werner Karl Koepf has served as a director since October 2003. Mr. Koepf currently holds various senior management positions at Telent plc London UK; in particular he serves as director and member of the audit, nominations, remunerations and operations review committee. Mr. Koepf serves as Chairman of the supervisory board of Telent GmbH Backnang Germany. From 1993 to 2002, Mr. Koepf was successively Vice President and General Manager of the General Business Group of Compaq Computer, Europe Middle East and Africa (EMEA) and Chief Executive Officer and Chairman for Compaq Computer, EMEA. From 1989 to 1993, Mr. Koepf was Chairman and Chief Executive Officer for European Silicon Structures S.A. in Luxemburg. Previously, Mr. Koepf held various management positions at Texas Instruments Inc., including as Vice-President and General Manager of several divisions of the group. Mr. Koepf received a Master of Business Administration from Munich University and a Bachelor of Electrical Engineering

degree with honors from the Technical College in St. Poelten in Austria. Mr. Koepf is an advisor for Techno Venture Management GmbH, a venture capital company in Munich and Boston (Massachusetts). Mr. Koepf is Consultant for Invision AG, a venture capital company in Zug, Switzerland. Mr. Koepf is Chairman of the board of directors of PXP Software AG in Austria. Since February 2006, he has been a board member of SCM Microsystems Inc.
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
     Peter Kraljic served as a director from April 2002 until June 2, 2006. Dr. Kraljic joined McKinsey in 1970 and has worked extensively on strategic, organizational, operational and restructuring programs for industrial companies in Germany, Austria, France as well as in Central and Eastern Europe. He was a senior director with McKinsey & Co. Inc. in New York until July 2002. From 1993 to 1998, he was responsible for McKinsey’s activities in France as “Directeur Général”. Prior to joining McKinsey, Dr. Kraljic worked as a researcher in La Continentale Nucleaire, Luxembourg, as well as for the Welding Institute Ljubljana, Slovenia. Dr. Kraljic holds a degree in metallurgy from the University of Ljubljana, a Doctorate from the Technical University Hanover and a Masters in Business Administration from INSEAD, Fontainebleau, France. Dr. Kraljic serves on the supervisory board of the Wolfsburg AG association, LEK d.d. and of IEDC Bled Management School.
     Daniel Le Gal has served as a director since April 2002, and as Chairman since June 2, 2006. He currently serves as a partner and Managing Director of Finadvance. One of our co-founders in 1988, Mr. Le Gal served as our Chief Executive Officer from 1997 to 1999, prior to which he held several management positions in Sales, Marketing and Strategic Planning for our Company. Prior to founding our Company, from 1982 to 1987, Mr. Le Gal served as Marketing Manager in the Telecommunication Unit of Thomson Semiconductors. From 1975 to 1982, he held various positions at France Telecom. Daniel Le Gal holds an Engineering Degree from Supelec, in Paris, France. Mr. Le Gal serves on the boards of directors of Tornado, T.O.D, Qualicontrol and S.E.A.
     Martin McCourt has served as President of Gemplus Asia since April 2005, responsible for the whole of Asia, including Asia Pacific, Greater China, Japan and Korea. He has 20 years of experience in the telecommunications sector, including several years focused on Asian markets. He has held leadership roles in R&D, Sales and Marketing, Operations, Strategy and M&A and was most recently Vice President of Corning Cable system’s Project Services business. Mr. McCourt has a Master of Business Administration from INSEAD, a Ph.D in Integrated Optics from the Institut National Polytechnique in Grenoble and a Bachelor of Electronic Engineering from University College Dublin.
     John Ormerod served as our director from June 1, 2004 until June 2, 2006. Mr. Ormerod is now a member of the board of directors of Gemalto. Mr. Ormerod is presently the Chairman of Walbrook Group Limited. Mr. Ormerod became a Senior Partner in the UK practice of Deloitte & Touche LLP, the international accounting firm from 2002 until May 2004 and a member of the firm’s UK Executive and Board. In 1981, Mr. Ormerod was a Partner of Andersen. He served two years on Andersen’s Worldwide Chief Executive’s Advisory Council and was European Technology, Media & Telecommunications (“TMT”) practice leader and member of the Global TMT Industry team executive. Mr. Ormerod was the Chairman of Andersen’s UK Partnership Council (from 1999 until 2000) and Andersen’s UK managing partner (from 2001 until 2002) Mr. Ormerod was educated at Oxford and is a Chartered Accountant. He serves on the board and chairs the audit committee of Transport for London. Mr. Ormerod is a non-executive director of BMS Associates Limited, trustee of the Roundhouse Trust and member of the Global Advisory Board of London Business School. Since October 1, 2005, Mr. Ormerod has been the Senior Independent Director and Chairman of the Audit Committee of Misys plc.
     Olivier Piou has served as one of our directors since June 2, 2006. He is also a director of Gemalto N.V. He has been a director and the Chief Executive Officer of Axalto Holding N.V. since February 2004. After graduating from the Ecole Centrale de Lyon, he began his career with Schlumberger in 1981 and has held different management positions in the technology, marketing and operations divisions of Schlumberger in France and in the United States. From 1994 to 1997, he was Vice President of Marketing and Technology of the e-Transactions business and from 1998 to 2000 he was President of the Smart Cards business. From 2001 to 2004, he was President of Volume Products business and Global Markets Segments. He is also the Chairman of Eurosmart, the international non-profit association based in Brussels, which represents the chip card industry globally, and member of the board of INRIA (“Institut National de Recherche en Informatique et en Automatique”), the French national institute for research in computer science and control.

     William S. Price, III served as a director from February 2000 until June 2, 2006. Mr. Price was a founding partner of the Texas Pacific Group in 1992. Prior to forming the Texas Pacific Group, Mr. Price was Vice President of Strategic Planning and Business Development for General Electric Capital Corporation. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining partnership status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the boards of directors of Bally International, British Vita, Cranium, DoveBid Inc, Grohe A.G. and IRMC.
     Jean-Francois Schreiber was nominated Executive Vice-President on January 9, 2006 and has been heading the Strategy department of Gemplus since 2004 covering strategic planning, Merger and Acquisitions, GemVentures as well as market intelligence. Mr. Schreiber joined Gemplus in 1998 and has held various Management positions in R&D, Marketing and Strategy or more recently as a principal of GemVentures, Gemplus Venture Capital arm. Mr. Schreiber is an engineer graduated from Ecole Centrale (Lyon, France) and holds a MBA from Essec (Paris, France).
     Jacques Seneca was nominated Executive Vice-President, President EMEA on January 1, 2006. Previously, Mr. Seneca served as our Executive Vice President, Business Development Unit since January 2003, and as head of the ID & Security Business Unit with effect as of January 20, 2004. Prior to that date, he served as General Manager of our GemVentures Services Unit from September 1, 2001. Mr. Seneca joined Gemplus in 1989 as Project Manager. He has held several management positions as Products Department Manager, General Manager for Sales and Manufacturing Operations in Germany, General Manager for the Telecom Business Division, and as Executive Vice President for Gemplus Marketing & Technology. Mr. Seneca has been a member of the Gemplus Executive Committee since 1990. Prior to joining our Company, he worked with STMicroelectronics where he held various positions in the fields of manufacturing, marketing and business development. Mr. Seneca holds a Degree in Engineering from ENSAM (Ecole Nationale Supérieure d’Arts et Métiers) and a Business Administration degree from IAE of Aix-en-Provence in France.
     Michel Soublin has served as a director since June 2, 2006. He is also a director of Gemalto Holding N.V. and has been a director of Axalto Holding N.V. He is a graduate of the Institute of Political Studies in Paris and of the Faculty of Law and Economics. He is currently Financial Adviser, Schlumberger Limited. He joined Schlumberger in 1973 and has held several positions in the financial sector in Paris, New York and Moscow, most recently, financial director of Oilfield Services from 1996 to 1998, seconded as Finance Director to OAO NK Yukos from 1999 to 2001 and Schlumberger Group Treasurer from 2001 to February 2005. From 1983 to 1990, he was the Chief Executive Officer of Schlumberger’s e-Transactions subsidiary (Smart cards, POS terminals, service station equipment and parking divisions). He is a member of the supervisory board of Atos Origin. He is a founding member of the Association Française des Trésoriers d’Entreprises and Chairman of the Comité de la Charte, a French non-profit organization.
     Frans Spaargaren has served as our Chief Financial Officer and Executive Vice President of Gemplus since June 2004. Mr. Spaargaren is currently both our Chief Executive Officer and Chief Financial Officer. Before joining Gemplus he was Executive Vice President of Philips International, with responsibility for Philips’ joint venture operations with LG Electronics. From May 1998 till November 2001 he was Chief Financial Officer and Executive Vice President of Philips Components. Prior to that he held various positions in general and financial management at Varta Batteries, latest as a Member of the Divisional Board of Varta Portable Batteries. Mr. Spaargaren has a Bachelor’s degree in Economics and Accounting from Utrecht University, a post-graduate Diploma in Financial Management, and a Master in Business Administration from Henley Management College, United Kingdom.
     Emmanuel Unguran was nominated Executive Vice-President of Gemplus Operations on January 9, 2006. Emmanuel Unguran is responsible for the development and implementation of Gemplus’s Manufacturing strategy in accordance with overall Company strategy. Emmanuel joined Gemplus in 1997 where he held managerial positions in the Industrial Coordination group, specializing in Personalization, and in the Gémenos Memory Card plant (France). From 1999 to 2003, he was relocated to Cuernavaca, Mexico where he began as plant Manager and then became the Regional Manufacturing Manager for the Americas. From 2003 to 2005, he was in charge of the worldwide industrialization coordination and then took on responsibility for the European manufacturing operations. Prior to joining Gemplus, Emmanuel worked from 1990 to 1997 for Labinal and its Purflux automobile branch as Methods & Industrialization Manager. He started his career in 1987 in the USA with the Vallourec group working on the startup of a new US manufacturing plant. Emmanuel Unguran graduated from ENSAM with a degree in metallurgy.
     Philippe Vallée was appointed Chief Technology Officer and Executive Vice-President Product and Marketing on January 9, 2006. As such, he oversees new product introductions for all business segments within Gemplus as well as the innovation process. He served as our Executive Vice-President, Telecom Business Unit since February 2002. He was Vice-President Marketing of the Telecom

Business Unit from May 2001 to February 2002. He was previously based in Singapore as Executive Vice-President of Gemplus Technologies Asia, and headed the marketing and development activities and professional services operations of Gemplus Asia Pacific. Mr. Vallée has 12 years of experience in the chip card industry and has served in various marketing, product management and sales capacities in our Company. Prior to joining our Company, Mr. Vallée served as product manager on the first generation of GSM mobile phones for Matra Communications (now Lagardère Group) in France. Mr. Vallée has a Bachelor’s degree in Electronics and Telecommunications Engineering and a Master of Science in Marketing Management from ESSEC.
COMPENSATION OF DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS
     Aggregate compensation paid by us with respect to our directors and executive officers as a group for the fiscal year ended December 31, 2005 was approximately € 11,954 thousand, including € 8,970 thousand to our senior executive officers (individuals who have been Executive Vice Presidents during the year 2005) and € 2,984 thousand to our directors. The amount of € 11,954 thousand includes € 1,694 thousand related to share-based compensation expense, accounted for in accordance with IFRS 2 as adopted by us starting January 1, 2005. In addition, a total of 7,870,000 options were granted to our directors and executive officers as a group during 2005.
     The following table presents the gross amounts of the compensation paid for the fiscal year ended December 31, 2005 to our directors and Chief Executive Officer.

Total amount in
Name	Thousands of euros
Michel Akkermans	50
David Bonderman	51
Geoffrey Fink	63
Johannes Fritz	65
Kurt Hellström	50
Werner Karl Koepf	63
Peter Kraljic	56
Alex J. Mandl[1]	2,033
Daniel Le Gal	50
John Ormerod	78
William S. Price	52
Dominique Vignon	373
Total	2,984

[1]	Includes bonus and housing allowance. See “Item 19. Exhibits”.
     At the annual meeting of the shareholders held on April 27, 2004, our shareholders approved the principles of the compensation of directors amounting to a maximum of € 1 million in the aggregate. Subsequently, on April 27, 2004, our board of directors decided to allocate compensation to individual directors of € 50 thousand per year per director as compensation in connection with services performed as a member of our board of directors, plus € 20 thousand for the Audit Committee Chairman, € 10 thousand for elected committee Chairmen, plus € 1 thousand per committee meeting attendance for each committee member. On April 26, 2005, our board of directors decided, subject to the shareholders’ approval of the principles of the amount of the compensation, to allocate compensation to individual directors in the same manner as decided on April 27, 2004. At the annual meeting of the shareholders held on April 26, 2005, our shareholders re-approved the principles of the compensation of directors amounting to a maximum of € 1 million. Mr. Thierry Dassault waived his compensation for 2004. At the annual meeting of the shareholders held on April 25, 2006, our shareholders confirmed the principles of compensation of directors amounting to a maximum of € 1 million, with our Chief Executive Officer not being entitled to these fees,
     None of the non-employee directors has any agreement with us that provides for benefits upon termination of service. In 2005, Mr. Vignon was an employee of our Company in respect of his capacity as a Chairman of our board of directors and, therefore, may be entitled to certain benefits upon termination of his employment, including up to one-year compensation upon termination of his employment contract with the Company.

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
     The maximum number of shares of common stock that may be issued under the current stock option plan is 50,000,000. As of March 31, 2006, 28,454,036 stock options were outstanding.
     Our employees are also currently beneficiaries under the stock option plans previously adopted for Gemplus S.A., our main operating subsidiary in France. Our employees may contribute the stock options or the shares of Gemplus S.A. received upon exercise of these options to us in exchange for options or shares, as applicable, of our Company. As of March 31, 2006, 197,249 options for subscription of shares of Gemplus S.A. were outstanding under plans pre-existing the formation of our Company. If such Gemplus S.A. stock options outstanding as of March 31, 2006 were exercised or exchanged for options of our Company and if all the shares resulting from the exercise of these options were contributed to our Company, the beneficiaries would be the holders of 9,862,450 of our shares. In addition, certain employees of Gemplus S.A. have elected to receive stock options of our Company in exchange for their Gemplus S.A. stock options. As of March 31, 2006, 2,011,250 options resulting from the conversion of Gemplus S.A. stock options were outstanding.
     The terms and conditions of Gemplus S.A.’s stock option plans are substantially consistent with those of our stock option plan as described below, except for the method of determination of the option exercise price and the vesting period. The exercise price was determined at the time of issuance of the options based on the fair market value of the securities as determined by the board of directors of Gemplus S.A. One-third of the options vest each year over a three-year term for beneficiaries in France under the Gemplus S.A. stock option plan issued to employees in France in 1999 and 2000, while 25% of the options vest each year over a four-year term for beneficiaries outside of France. No additional options may be granted under the Gemplus S.A. stock option plans.
Plan Administration
     During 2005 and until June 2, 2006, stock option plans were administered by a Stock Administration Committee that reported plan activities to the Compensation Committee of our board of directors on a quarterly basis. Under the option plan and other guidelines, the Stock Administration Committee had limited authority to determine, in its discretion:
•	the persons to whom options are granted (except any grant of options to directors and senior executive officers, which is under the authority of the Compensation Committee);

•	the vesting schedule and conditions under which the options may be exercised, including any lockup periods; and

•	any other matters necessary or desirable for the administration of the option plans.
     Our Stock Administration Committee was dissolved by our board of directors on June 2, 2006.
Vesting Period
     Unless otherwise decided by the Stock Administration Committee during its existence, the vesting period for options granted under our stock option plans will be four years, with 25% of the granted options vesting in each year, exercisable upon each anniversary of the date of grant, subject to specific provisions pursuant to local regulations as applicable.
Option Exercise Price
     Our stock option plans require that the exercise price for issued options be 100% of the fair market value of the underlying shares of common stock on the date of grant as determined by the Compensation Committee or the Stock Administration Committee, as applicable, subject to specific provisions pursuant to local regulations as applicable. The exercise price may not be less than 100% of the value of the underlying shares on the relevant stock exchange on the date of grant, subject to applicable law.

     On April 17, 2002, our board of directors approved a plan whereby our employees were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July 2000 and December 31, 2001 and to receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 17,106,162 options were cancelled according to the instructions of the option holders. The new options vest over a period of 3.5 years subject to the following schedule: 25% vest after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, 25% vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). Out of the 17,034,084 new stock options granted in connection with this exchange on December 10, 2002 for worldwide employees and July 22, 2003 for employees in the UK, 10,302,502 stock options were outstanding as of March 31, 2006.
General Plan Provisions
     Share Counting. If any outstanding option expires, terminates or is canceled for any reason, the shares of common stock subject to the unexercised portion of such option will become available for future grants under the option plan.
Effect of Termination of Employment. If an option holder’s employment is terminated:
•	for any reason other than the option holder’s death, he or she may exercise options which were exercisable at the time of the option holder’s termination within twelve months after such termination, and all other options will expire at such time;

•	in the event of the death of the option holder, his or her designated beneficiary may exercise all options granted to the beneficiary within six months following the option holder’s death.
     Adjustments upon Changes in Capitalization. Our stock option plans provide for an adjustment in the number of shares of common stock available to be issued under the plans, the number of shares subject to options and the exercise prices of options upon changes in our capitalization.
     On December 6, 2005, we entered into a Combination Agreement with Axalto pursuant to which we and Axalto agreed that prior to such combination, Gemplus would make a distribution of its available reserves in the amount of €0.26 per share to our shareholders (the “Distribution”). The Distribution was approved by a majority of our shareholders at the general shareholders’ meeting held on February 28, 2006. The Distribution was to occur subject to satisfaction of conditions precedent to the transaction, such as receipt of regulatory approvals, including the filing with the Autorité des marchés financiers in France of Gemalto’s exchange offer to Company shareholders to exchange their Company shares for Gemalto shares at a ratio of two Gemalto shares for every twenty-five Company shares. We have announced that the conditions precedents have been satisfied and the Distribution was initiated June 2, 2006. The terms of the Company stock option plans require adjustments to be made to Company stock options should our Company distribute to its shareholders all or a portion of its reserves. Consequently, the exercise price of Company stock options and the number of Company shares to be received upon exercise of Company stock options will be adjusted based on a formula determined under French law and applied to the Company globally as determined by management as a result of the Distribution.
     Adjustments upon Change of Control. Our stock option plans provide for certain rights relating to vesting of outstanding employee options upon the occurrence of a change of control and similar events.
     No Assignment or Transfer. During an option holder’s lifetime, each option granted to an option holder is exercisable only by him or her and is not transferable.
     Amendment. During its existence, our Stock Administration Committee could at any time amend the stock option plans to adjust to or comply with applicable local legal, tax and accounting requirements. However, any modification or adaptation that would impair the rights of an option holder requires the prior consent of that option holder.
Senior Management Stock Options
     On November 10, 2000, our shareholders authorized our board of directors to increase our share capital and issue up to 60,000,000 shares to our directors and executive officers (including any of its subsidiaries or affiliates) in the form of stock options or, except in the case of directors, in the form of free shares, in each case on terms and conditions determined by our board of directors in its sole discretion. Our board of directors may issue these stock options and free shares from time to time over a five-year period from the date of publication of the shareholder resolution and in accordance with Luxembourg law. As of March 31, 2006, 30,696,160 such stock options were outstanding. The stock options issued pursuant to this shareholder resolution are not subject to the terms and conditions of our stock option plans, but are subject to the terms of a separate plan for this reserve of stock options.
     On April 17, 2002, our board of directors approved a plan whereby members of our senior management were offered the opportunity to waive and cancel 0%, 50% or 100% of the stock options previously granted between July, 2000 and December 31, 2001 and receive newly issued options. This plan was launched on May 23, 2002. On June 5, 2002, 250,000 options were cancelled according to the instructions of the holders. On December 10, 2002, 250,000 new options were granted. The new options vest over a period of 3.5 years subject to the following schedule: 25% vest after 6 months from the date of grant, 25% vest after 1.5 years from the date of grant, 25% vest after 2.5 years from the date of grant, and 25% vest after 3.5 years from the date of grant (subject to certain specific provisions pursuant to local regulations). As of March 31, 2006, 187,500 of the stock options granted on December 10, 2002 were outstanding.
     During 2005, our executive officers were granted 7,870,000 stock options at an exercise price of €2.00, 1.82 and 1.73. None of such options were exercised during 2005.
     On May 23, 2005, our board of directors resolved to grant certain stock options under authorizations from our shareholders. Under this arrangement, our board of directors decided to issue options for 5,524,140 shares to certain senior managers under substantially the same vesting conditions and other terms as our existing stock option plans. Our board of directors also decided under this arrangement to issue options for 6,000,000 shares to certain senior executives, excluding our Chief Executive Officer, with vesting linked to our share price performance and at an exercise price of € 2. These more stringent vesting conditions for the options for senior executives are generally as follows: 100 % of the options will vest if our share price reaches € 4 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if our share price reaches € 3.5 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40% of the options will vest if our share price reaches € 3 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if our share price does not reach € 3 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The board of directors resolved that the Company issue these stock options and delegated the implementation of the plan to the Compensation Committee and the Stock Administration Committee, as applicable.
Stock options granted to directors and officers of the Company

	Number of
	stock options	Number of
	granted and	stock options
	not exercised	exercisable	Aggregate number
	as of	as of	of shares that may	Expiration	Exercise price
	December 31, 2005	December 31, 2005	be issued	date	(in euros)
David Bonderman	10,000	10,000	10,000	04/28/2013	0.96
Alex Mandl	8,000,000	6,000,000	8,000,000	08/28/2012	0.84
	4,000,000	3,000,000	4,000,000	08/28/2012	2.25
Dominique Vignon	1,000,000	750,000	1,000,000	13/07/2012	1.424
Peter Kraljic	10,000	10,000	10,000	04/28/2013	0.96
Daniel Le Gal	10,000	10,000	10,000	04/28/2013	0.96
William S. Price III	10,000	10,000	10,000	04/28/2013	0.96
Johannes Fritz	10,000	10,000	10,000	04/28/2013	0.96
Major grants and exercise of stock options by employees of the Company
     The following table sets forth certain information with respect to: (i) stock options granted to the ten employees of our Company (i.e., excluding the non-employee directors) who received the largest number of stock options granted in 2005; and (ii) the exercise of stock options by the ten employees who, by exercising stock options during 2005, acquired the largest of shares.

		Weighted average
	Total number	price of the
	of options	options granted
	granted or	or shares
	shares	subscribed or
	subscribed	acquired
	or acquired	(in €)	Stock Option Plan
Options for shares in Gemplus International S.A. granted in 2005 to the 10 employees who received the largest number of stock options	6,700,000	1.99	Plan adopted on November 10, 2000 and June 30, 2005
Options for shares in Gemplus International S.A. exercised in 2005 by the 10 employees who, by exercising stock options, acquired the largest number of shares	691,875	1.36	Plan adopted on July 27, 2000 and November 10, 2000 and Rollover plan adopted on December 10, 2002
Options for shares in Gemplus S.A. exercised in 2005 by the 10 employees who, by exercising stock options, acquired the largest number of shares	5,205	1.56	Plan adopted on December 17, 1997 and July 22, 1998
SHARE OWNERSHIP OF DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS

     As of March 31, 2006, Mr. Alex Mandl owned 503,130 of our common shares, representing less than one percent of our shares on a fully diluted basis, and had options to subscribe to 12 million of our common shares, with a purchase price of € 0.84 and € 2.25 for, respectively, 8 million shares and 4 million of such options, that, upon exercise, would represent approximately 1.7% of our shares on a fully diluted basis.
     As of April 25, 2006, Mr. David Bonderman was a Managing Partner of Texas Pacific Group, Mr. William Price was a Managing Partner of Texas Pacific Group, and Mr. Geoffrey Fink was a Principal of Texas Pacific Group. As of April 25, 2006, affiliates of the Texas Pacific Group held 159,305,600 of our shares, representing approximately 25% of the shares outstanding. Messrs. Bonderman, Fink and Price have disclaimed beneficial ownership of any of these shares. As of June 2, 2006, affiliates of Texas Pacific Group had transferred their shares in our Company to Axalto, now named Gemalto.
     As of April 25, 2006, Mr. Johannes Fritz was the managing director of the Quandt family office. As of April 25, 2006, the members of the Quandt family and its affiliates owned 115,508,200 of our shares, representing approximately 18% of the shares outstanding. Mr. Fritz has disclaimed beneficial ownership of any of these shares. As of June 2, 2006, affiliates of the Quandt family had transferred their shares in our Company to Gemalto.
     None of our other officers or directors was the beneficial owner of more than 1% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.
EMPLOYEES
     The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003 through December 31, 2005.

	2003	2004	2005
Number of employees	5,037	5,476	6,347
Category of activity
Manufacturing	2,892	3,261	3,837
Research and Development	557	608	728
Sales and Marketing	694	705	837
Services	277	286	242
General and Administrative	617	616	703
Geographic location
France	1,702	1,701	1,727
Rest of Europe, Middle East and Africa	1,049	1,056	1,455
Asia	1,603	1,673	1,682
Americas	683	1,046	1,483
     In the second quarter of 2001, we implemented the first of three restructuring and rationalization programs. The second and third programs were announced in the first and fourth quarters of 2002, respectively. The primary objective of the restructuring and worldwide rationalization programs was to reduce operating costs by consolidating, eliminating and/or downsizing existing operating locations, i.e., manufacturing plants and sales offices. We expect that all actions related to the restructuring were completed by the end of 2005. There were no significant remaining activities to be terminated as part of these programs at December 31, 2004.
     On May 15, 2003, Gemplus S.A. entered into an agreement with certain labor unions representing some members of its workforce in France that amended and replaced a previous agreement dated April 15, 2003, which provides for a period of three years for minimum production volumes in the manufacturing facilities of Gemplus S.A. located in Gémenos and La Ciotat, France, on the condition that such facilities meet certain productivity criteria. The agreement also provides for maintaining certain marketing, research and development, new product introduction and related administrative functions in the Gémenos and La Ciotat areas. Effective February 1, 2004, this agreement was amended primarily to provide greater flexibility regarding the methods of maintaining production volumes while continuing to further the objective of maintaining employment levels in manufacturing at the Gémenos and La Ciotat sites.
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
     We use temporary labor from time to time to provide short-term increases in capacity as and when required. During 2005, we did not employ a significant number of full time equivalent temporary staff.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
     Our capital stock consists of ordinary shares, with no par value, which are issued in registered form. Under our articles of incorporation, each ordinary share represents one vote. To the best of our knowledge, the following table sets forth information with respect to the beneficial ownership of our shares by persons who beneficially own more than 2% of our outstanding shares as of April 26, 2006. As of June 2, 2006, affiliates of Texas Pacific Group and the Quandt family had transferred all of their shares in our Company to Axalto, now named Gemalto N.V. See “Item 10. — Additional Information — Material Contracts”. The existence of treasury shares accounts for the difference between the outstanding shares percentage and voting rights percentage.

	Number of shares				Percentage of outstanding shares			Percentage of voting rights
	April 27, 2004	April 26, 2005	February 28,		April 27,	April 26,	February 28,	April 27,	April 26,	February 28,
			2006		2004	2005	2006	2004	2005	2006
Texas Pacific Group(1)	159,305,600	159,305,600	159,305,600		26.2%	26.2%	25.3%	26.3%	26.3%	23.3%
Quandt family(2)	115,508,200	115,508,200	115,508,200		19.0%	19.0%	18.3%	19.1%	19.1%	18.4%
Groupe Dassault	32,659,866	31,990,066	26,690,066		5.4%	5.4%	4.2%	5.4%	5.4%	4.2%
GE Capital	24,093,311	(3)	(3)		4.0%	4.0%	(3)	4.0%	4.0%	(3)
Brunei Investmane Agency	15,750,000	15,750,000	15,750,000		2.6%	2.6%	2.5%	2.6%	2.6%	2.5%
Nordea 1 SICAV	—	—	34,267,172	(4)			5.4%			5.4%
Treasury shares	1,290,129	1,261,465	761,465		0.2%	0.2%	0.1%	n/a	n/a	n/a
Other shareholders	258,513,415	284,995,950	278,086,776		42.6%	38.9%	44.2%	42.6%	38.9%	44.2%

Outstanding shares	607,120,521	608,811,281	630,369,279		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Texas Pacific Group is a group of investment funds founded by Messrs. David Bonderman, James G. Coulter and William S. Price III to pursue investment opportunities through a variety of means, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. Messrs. Bonderman, Coulter and Price are the shareholders of the general partner of the Texas Pacific Group funds. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares of our Company held by Texas Pacific Group. Until June 2, 2006 and the contribution in kind by Texas Pacific Group and the Quandt family in accordance with the Contribution Agreements with Axalto (see “Item 10. —Additional Information—Material Contracts”), Messrs. Bonderman, Price and Fink were also directors of our Company.

(2)	Mr. Stefan Quandt was a member of the board of directors of Gemplus S.A. from July 1999 to February 2000, and of our board of directors from February to November 2000. On May 2, 2002, the Quandt family reorganized their holdings of our shares. As of that date, 100 shares were held of record by Stefan Quandt and 100 shares were held of record by Johanna Quandt. In addition, 33,236,428 shares were held by Acton 1 Beteiligungs GmbH, 35,700,770 shares by Acton 2 Beteiligungs GmbH and 46,570,802 shares by Acton 3 Beteiligungs GmbH, all companies controlled by members of the Quandt family. On June 2, 2006, affiliates of the Quandt family transferred their shares in our Company to Gemalto (see Item 10. “Additional Information — Material Contracts”).

(3)	Further to the notification by GE Capital of a crossing of shareholding threshold dated September 28, 2004, the number of shares held by GE Capital as of September 28, 2004 was equal to 8,469,663 shares representing approximately 1.4% of the issued capital of our Company.

(4)	According to a declaration made by Nordea 1 SICAV on February 2, 2006.
     The Company’s major shareholders do not have different voting rights than its other shareholders.
     As of March 31, 2006, to the best of our knowledge, there were 6,386,841 of our ADSs outstanding, representing 12,773,682 ordinary shares, or 2.02% of our total shares outstanding.
     See “Item 6. — Directors, Senior Management and Employees — Share Ownership”.
RELATED PARTY TRANSACTIONS
     We have engaged in the following related party transactions:
     GemVentures 1 NV, a wholly owned subsidiary of our Company, and Dassault Multimedia SAS are minority shareholders of Welcome Real Time SA. Mr. Thierry Dassault, who was one of our directors until April 2004, is also the Chairman of Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is one of our shareholders. On October 9, 2003, GemVentures and Dassault Multimedia entered into an agreement providing for a loan by GemVentures to Dassault Multimedia of Welcome Real Time shares constituting 1.5% of Welcome Real Time’s capital. The loan grants Dassault Multimedia the dividend and voting rights associated with the shares in exchange for the right to receive a certain percentage of any dividends that Dassault Multimedia might receive in respect of the loaned shares. Upon expiration of the agreement on September 30, 2009, Dassault Multimedia is obligated to return the shares to GemVentures. Upon the occurrence of certain events set forth in the agreement, GemVentures may request that the shares will be returned within two months from the date of the event. On the same date, GemVentures also entered into another agreement with an unrelated party for the loan of the same number of Welcome Real Time shares on identical arm’s-length terms.
     On March 9, 2004, Apeera Inc. entered into a share and asset purchase agreement with Intuwave Ltd by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for consideration payable in shares with a value of € 3,000 thousand, plus an additional € 1,000 thousand upon fulfillment of certain technological and commercial conditions. GemVentures (a wholly owned subsidiary of our Company) and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which was one of our shareholders until June 2, 2006. Three of our Directors at the time of the execution of the Combination Agreement were, respectively, managing partners and a principal of Texas Pacific Group.
     On July 30, 2004, Certplus SA, a French company in which Gemplus Trading SA, indirectly a wholly owned subsidiary of our Company, holds 99.9% of the shares, and Infrasec, a French company, entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is one of our shareholders, became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry Dassault, who was one of our directors until April 2004, has become Chairman of the Board of Directors of Infrasec. Thereafter, Infrasec was renamed as Keynectis.
     Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of our Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of our Company, has agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90,000 thousand made by the Bank to TTEF. Thereafter, TTEF transferred its entire equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with the consent of Gemplus SA, subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”); which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge,

GTNT or we would be required to re-purchase the entire equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2005, CNY 20,000 thousand (€ 2,079 thousand as of December 31, 2005) remains to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT (see Note 10 to our Consolidated Financial Statements).
     In 2005, TGSC (the joint venture between a French subsidiary of our Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) owning the remaining 49% of the total equity interest in TGSC) entered into a tripartite loan agreement with ZT and China Construction Bank, pursuant to which TGSC agreed to make available RMB 5,000 thousand, for a loan to be granted by China Construction Bank to ZT. ZT is responsible for the repayment of the loan and its repayment is secured by the 2005 dividends of TGSC to be declared. As of December 31, 2005, the entire amount of the loan (€ 520 thousand) remained to be reimbursed.
     In 2005, an executive vice president of our Company exercised warrants granted to him in 2001 for the purchase of 3,934 shares in GemVenturesGemVentures 1 NV, a wholly-owned subsidiary of our Company. Pursuant to a put option agreement entered into in 2001 between our Company and the executive, in 2005 we acquired the 3,934 shares in GemVentures 1 NV purchased by the executive for € 393 thousand, with additional payments to be made to the executive if GemVentures NV 1 realizes certain financial gains. Such additional consideration has been accrued for the executive in an amount of € 170 thousand in 2005.
     In 2005, an affiliate of our Company entered into an agreement with Clear2Pay Services NV, a Belgian company, to supply chip cards for up to € 210 thousand. Mr. Michel Akkermans, one of our directors, is also the chairman and CEO of Clear2Pay. Mr. Akkerman had no involvement in this transaction.
     In 2005, an affiliate of our Company entered into an agreement with Sim2Travel Inc., a Taiwanese company, to supply chip cards for approximately € 240 thousand. Mr. Kurt Hellström, one of our directors, is also a director and minority investor of Sim2Travel Inc. Mr. Hellström had no involvement in this transaction.
     In 2005, a subsidiary of our Company entered into an agreement for the provision of human resources management services with SuccessFactors, Inc., a California company, in which TPG Ventures, LP holds a 20% equity interest and has board representation. The contract is valued at approximately € 300 thousand to 400 thousand. TPG Ventures, LP is under common control with TPG Partners III, LP, which held an equity interest in our Company at the time of the execution of the Combination Agreement. Messrs. David Bonderman and William S. Price III, who were directors of our Company at the time of the execution of the Combination Agreement, were also officers, directors and equity owners of the entities that manage and control TPG Partners III, LP and TPG Ventures, LP. Mr. Geoffrey Fink was also a director of our Company at the relevant time and a principal of the manager of TPG Partners III, LP. Messrs. Bonderman, Price and Fink had no involvement in the approval of this transaction.
     In 2005, an affiliate of our Company entered into an agreement with DataCard Corporation, a US company, to purchase equipment and related services (software, maintenance and training), spare parts and consumables until the end of 2007 for our Company and its affiliates. In 2005, we purchased € 8,115 thousand of equipment and services under this agreement. DataCard Corporation is a related party to certain individual members of the Quandt family who themselves controlled entities which were shareholders of our Company at the time of the execution of the agreement with DataCard Corporation. The individual members of the Quandt family had no involvement in this transaction.
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

     In July 2004, we finalized an agreement with the French tax authority relating to a tax assessment primarily for the fiscal years 1998 through 2000. The tax assessment resulted in a net income tax charge over the period 2002 to 2004 in an amount of € 4 million (a provision of € 5.8 million was accounted for in 2002, the provision was revised downwards in 2003 in an amount of € 1.9 million and upwards in 2004 in an amount of € 66 thousand), in addition to the tax payable recorded from 1998 through 2000 of € 6.0 million. The tax assessment resulted in an amount payable by our Company of € 34 million and the recognition of tax losses carried over amounting to € 24 million. In 2004, we made a cash settlement of the amount payable of € 34 million and elected to carryback the recognized tax losses of € 24 million. Our recovery of the carryback is expected in mid-2007. This carryback has been discounted in accordance with IFRS, resulting in additional income tax expense of € 3 million and financial income of € 273 thousand in 2004. As at December 31, 2005, the present value of the carryback receivable, amounting to € 22.4 million, is recorded in “Other non-current receivables”. As part of this tax assessment, a certain number of VAT and other tax liabilities have been recognized for an amount of € 506 thousand in 2004 (€ 1.8 million in year 2003 and prior).
     In December 1997, Mr. Alain Nicolaï and other parties brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a chip card reading system and device used with casino slot machines. On March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay the plaintiffs € 22 million in damages. We appealed to the Aix-en-Provence Court of Appeal. On April 2, 2004, the Court of Appeal suspended the enforcement of the decision of the Marseille Commercial Court and ordered Gemplus S.A. to make a cash deposit of € 22 million into an escrow account as security pending the decision on the appeal. On May 26, 2005, the Court of Appeal rendered a decision in favor of Gemplus S.A., reversed the judgment of the Marseille Commercial Court, dismissed all the plaintiffs’ claims for damages and ordered the plaintiffs to pay court costs and expert fees. As a result of the decision of the Court of Appeal, the escrow deposit of € 22 million was released in full to Gemplus S.A. Also following the decision of the Court of Appeal, we decided to release the provision we had recorded for this matter on December 31, 2003, in the amount of € 5.2 million. This release was recorded in our consolidated accounts in June 2005. See Note 37 to our Consolidated Financial Statements. This case is subject to a request for appeal to the French Supreme Court, which would require that court’s approval and would be limited strictly to questions of law.
     Prior to 2004, we recorded a provision of € 9.0 million for the risks related to a patent litigation with British Technology Group under the caption “Non-current portion of provisions” (see Note 20.1 to our Consolidated Financial Statements). Because some risks remain in certain areas, and as five divisional patent applications are still being examined by the European Patent Office, we have decided to maintain this provision at the end of 2005. In the first quarter of 2006, based on management’s evaluation of the circumstances of the matter, we reduced our provision for this matter by € 2.9 million leaving a provision of € 6.1 million.
     Certain of our subsidiaries have been under tax audit in Germany and Singapore. We increased our provision for tax risk in Singapore at December 31, 2004, to an amount of € 1.78 million from € 1.59 million. As a result of a settlement with the German tax authorities in 2005, we used our provision of € 2.09 million.
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
SIGNIFICANT CHANGES
     For a discussion of recent developments, see “Item 4. Information on the Company—History and Development of the Company,” “Item 5. Operating and Financial Review and Prospects—Results of Operations-Recent Developments” and “Item 6. Directors, Senior Management and Employees—Board of Directors—Senior Management—Directors and Executive Officers Biographies”.

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
Monthly Highs and Lows

	Euronext Paris		Nasdaq National Market
	€ per share		U.S.$ per ADS
	High	Low	High	Low
2001	€9.90	€1.93	$17.88	$3.60
2002	€3.08	€0.37	$5.47	$0.77
2003	€1.92	€0.63	$4.69	$1.47
2004	€2.26	€1.28	$5.80	$3.13
2005	€2.46	€1.61	$5.70	$4.09

2004
First Quarter	€2.26	€1.62	$5.80	$4.08
Second Quarter	2.20	1.52	5.15	3.61
Third Quarter	1.79	1.28	4.25	3.13
Fourth Quarter	1.77	1.43	4.73	3.59
2005
First quarter	€2.13	€1.71	$5.35	$4.52
Second quarter	1.97	1.61	5.05	4.09
Third quarter	2.39	1.82	5.70	4.38
Fourth quarter	2.46	1.99	5.69	4.79
2006
First quarter	€2.56	€1.91	$6.17	$4.60

2005
December	€2.46	€2.13	$5.69	$5.02
2006
January	€2.40	€2.02	$5.87	$4.88
February	2.23	1.91	5.32	4.60
March	2.56	2.04	6.17	4.80
April	2.62	2.30	6.48	5.72
May
Trading on the Premier Marché
     A single listing, entitled “Eurolist by Euronext”, was adopted on February 21, 2005. Eurolist by Euronext has replaced the three regulated markets that were formerly operated by Euronext Paris: the Premier Marché, Second Marché and Nouveau Marché. Companies on this regulated market are classified in alphabetical order and identified by market capitalization, making it convenient to locate “small caps” (market capitalization under €50 million), “mid-caps” (€ 150 million to € 1 billion) and “large caps” (over € 1 billion). Eurolist is operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Companies on Eurolist are subject to a single set of listing and disclosure rules, reflecting the regulatory context in Europe.

Trading by our Company in its own shares
     Under Luxembourg law, we may not issue shares to our Company, but we may purchase our shares in limited cases. In accordance with Luxembourg law, we may repurchase our own shares subject to certain limits and conditions, including, in several cases, with the prior approval of a general meeting of shareholders and subsequent approval by the Autorité des Marchés Financiers. At the extraordinary general meeting held on April 25, 2006, our shareholders authorized us to repurchase our shares from time to time through October 25, 2006, in an aggregate amount of up to 10% of our issued shares of capital stock. These shares can be purchased at prices ranging from € 1.00 to € 4.00 per share. Under Luxembourg law, we cannot lend or grant security for, or give financial assistance in the purchase of, our own shares, except for any loans, guarantees or other financial assistance provided to our employees.
     See “Item 10. Additional Information — Articles of Incorporation”.
Item 10. Additional Information
NASDAQ RULE EXEMPTIONS
     Quorum (Marketplace Rule 4350(f)). Nasdaq requires issuers’ by-laws to establish a minimum quorum of 33 1/3% for any meeting of the holders of common stock. Luxembourg corporate law does not provide for a quorum requirement for any meetings of shareholders other than extraordinary general meetings acting on specific resolutions. A special quorum, however, is required by Luxembourg law to amend a company’s articles of incorporation. The absence of a quorum requirement in our Articles of Incorporation is consistent with Luxembourg law and such a requirement would be contrary to generally accepted business practice in Luxembourg. None of our shareholders’ meetings since our initial listing in 2000 has had less than 33 1/3% of the holders of common stock present.
     Solicitation of Proxies (Marketplace Rule 4350 (g)). Nasdaq requires each issuer to solicit proxies and to provide proxy statements for all meetings of shareholders. In accordance with Luxembourg practice, we inform our shareholders of all meetings in a public notice, which contains details regarding how shareholders may participate in the meeting. The convening notice for the annual general meeting of our shareholders is made publicly available, is delivered to registered shareholders and to holders of our American depositary shares. The information in the convening notice includes, among other things, audited financial statements, information on the compensation of the Chief Executive officer and the board of directors, draft resolutions and a form of proxy along with instructions for its completion and delivery. Our practice of not soliciting proxies and providing proxy statements is consistent with Luxembourg law and a requirement to do so would be contrary to generally accepted business practice in Luxembourg.
     Shareholder Approval (Marketplace Rule 4350(i)). Nasdaq requires each issuer to obtain shareholder approval prior to the issuance of certain securities, including when an issuance will result in a change of control or in connection with the acquisition of the stock or assets of another corporation. Luxembourg law requires that shareholder approval shall be obtained for all issuances of securities. Luxembourg law permits shareholders to approve certain delegations to the board of directors regarding the issuance of securities with certain limitations on the purposes for, and time during which, the delegation may be used.
     Distribution of Annual Reports (Marketplace Rule 4350(b)). Nasdaq requires that issuers distribute to shareholders and file with Nasdaq a copy of their annual report prior to their annual meeting, and make available certain quarterly reports. Luxembourg law requires that a company send to its shareholders copies of the company’s balance sheets, the profit and loss account, and the report of its statutory auditors. We follow Luxembourg law and business practice in the reports we distribute to our shareholders. We make available copies of quarterly reports including statements of operating results to our shareholders.
     Compensation of Officers (Marketplace Rule 4350(c)(3)). Nasdaq requires that the compensation of the chief executive officer and all other executive officers be determined, or recommended to the board for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors. Our board of directors has a compensation committee that recommends to the board for determination the compensation of our chief executive officer, and consults with the chief executive officer in the determination of the compensation of all other executive officers. At least one member of our compensation committee is not independent under applicable rules of the Nasdaq. Our practice is permissible under Luxembourg law.
     Nomination of Directors (Marketplace Rule 4350(c)(4)). Nasdaq requires that director nominees must either be selected, or recommended to the board for selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors. Our board of directors determines the director nominees without reliance upon recommendations by a majority of the independent directors or a nominations committee. Our practice is permissible under Luxembourg law.
ARTICLES OF INCORPORATION
     The following description summarizes several aspects of our articles of incorporation and our share capital, which consists of ordinary shares only. A copy of our articles of incorporation has been filed as an exhibit to this Annual Report.
Directors
     Our articles of incorporation provide that in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, have a record of his statement included in the minutes of the meeting, and refrain from deliberating and voting on the matter. At the following general meeting, a special report shall be made on any transactions in which any of the directors has had an interest conflicting with our own. Our articles of incorporation provide that the age limit of directors is seventy (70) years. There is no share ownership requirement for directors. See “Item 6. Directors, Senior Management and Employees-Board of Directors” for additional information about our board of directors. There is no explicit restriction in the articles of incorporation on the borrowing power of directors. Director compensation is determined by the Compensation Committee.
Share Capital
     As of March 31, 2006, our subscribed capital was fixed at € 133,734,415.07 consisting of 631,630,771 shares with no par value. As of such date, our authorized share capital is € 400 million, consisting of 1,889,466,226 shares with no par value. Our authorized share capital may be increased or reduced by resolution passed with a two-thirds majority vote at a meeting of shareholders. Luxembourg law provides that shareholders have preemptive rights to subscribe for any new shares issued by us for cash consideration.
     Out of the authorized share capital, the board of directors is authorized to issue further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine within a period expiring, for issues of shares reserved pursuant to items (i) to (iv) in the paragraph below, on the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on April 25, 2006, and for any other issues of shares on the third anniversary after the date of publication of the minutes of the extraordinary general meeting held on April 27, 2004 (with each time subject to extensions) and to determine the conditions of any such subscription.
     Out of the authorized share capital the following shares are reserved and are not subject to shareholders’ pre-emption rights:
(i)	the issue of a maximum of 20 million shares in exchange for shares in Gemplus S.A. at a ratio of fifty new shares of our Company for one share of Gemplus S.A.;

(ii)	the issue of a maximum of 56,845,700 shares either in exchange for shares of Gemplus S.A. to be issued under any of the Gemplus S.A. stock option plans in existence on February 1, 2000 or before or with respect to options to be issued by our Company to subscribe for shares in our Company upon terms identical to those existing for options issued under any of the Gemplus S.A. stock option plans in existence on or prior to February 1, 2000, against surrender or exchange of, or renunciation of, such latter stock options in the same amounts on an adjusted basis (subject to the applicable ratio);

(iii)	the issue of a maximum of 50 million shares with respect to the options granted to the employees or officers of our Company (including any subsidiaries or affiliates) in accordance with the stock option plans as from time to time determined by the board of directors, subject to such further conditions as may be imposed by the general meeting of shareholders;

(iv)	the issue of a maximum of 60 million shares without nominal value to senior management, directors and/or executives of our Company by way of stock options, the terms and conditions to be determined by the board of directors in its sole discretion, and/or, except in the case of board members, by way of free shares, of free shares, on terms and conditions determined by the board of directors in its sole discretion. Upon any issue of free shares, we will be required to record an amount equal to the accounting par value of these shares in our shareholders’ equity and deduct an equivalent amount from our realized profits or distributable reserves, which may limit our ability to pay dividends or make other distributions to our shareholders.
     Notwithstanding the foregoing, any other issues of shares within the authorized share capital may be made with or without reserving to the existing shareholders a preferential subscription right as determined by the board of directors, including but without limitation, for issues of shares in the cases foreseen under paragraphs (i) to (iv) above, but for a higher number of shares.
Form, Ownership and Transfer
     Our shares are issued in registered form. Pursuant to Luxembourg law, we keep a register of all of the holders of our registered shares. The shares are either registered under the owner’s name, or under Euroclear when held through Euroclear. Ownership of registered shares will be established by inscription in the register and confirmation of these inscriptions are issued to our shareholders upon request. We may appoint registrars in different jurisdictions, each of whom will maintain a separate register for the shares entered in each of these registers. Holders of our shares may elect to be entered in one of these registers and to transfer their shares from one register to another. We currently have no separate registers other than our Luxembourg share register.
     The transfer of our shares is governed by Luxembourg law and our articles of incorporation. Transfers of our shares are carried out by means of a declaration of transfer entered in the register, dated and signed by the transferor and the transferee or by their duly authorized representatives. Transfers will be accepted and entered in the register by presentation of correspondence or other documents recording the agreement between the transferor and the transferee.
Voting Rights
     Each share is entitled to one vote. directors are elected by the simple majority of votes of the shareholders present or represented and voting at the relevant meeting pursuant to the simple majority rules for election of directors under applicable Luxembourg law. A shareholder may appear and act at any general meeting of shareholders by appointing a proxy in writing, cable, telegram, telex or facsimile sent to our registered designee. The board of directors may establish other conditions that must be fulfilled by shareholders to take part in any general meeting of shareholders, including the determination of the record date on which a shareholder must be registered.
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
MATERIAL CONTRACTS
     On December 6, 2005, we entered into a Combination Agreement with Axalto Holding, N.V., the TPG Entities and the Quandt Entities, pursuant to which our Company and Axalto would be combined (the “Combination”) and Axalto would be renamed Gemalto

N.V. (“Gemalto”). The TPG Entities and the Quandt Entities (the Quandt Entities and the TPG Entities together, the “Significant Shareholders”) also each respectively entered into a Contribution in Kind Agreement (together, the “Contribution Agreements”) with Axalto under which each of them agreed, subject to various conditions, to contribute shares to Gemalto, constituting an aggregate of 43.6% of the outstanding ordinary shares (“Ordinary Shares”) of the Company (the “Contribution Shares”), in exchange for shares of Gemalto (the “Contribution”). In accordance with the Combination Agreement and the Contribution Agreements, on June 2, 2006, the Contribution of the Contribution Shares by the Significant Shareholders was made in exchange for shares of Gemalto issued through an increase in the share capital of Gemalto reserved to the Significant Shareholders, at a ratio of 2 Gemalto shares for every 25 Ordinary Shares (the “Exchange Ratio”). Concurrent with the Contribution, the Company commenced the distribution pro rata to all of its shareholders, including the TPG Entities and the Quandt Entities, of €0.26 per Gemplus share from its available share premium/reserves (the “Distribution”) under the terms of the Combination Agreement. On June 2, 2006, in accordance with the terms of the Combination Agreement, Gemalto made the requisite filing with the French AMF to commence a global offer (the “Offer”) for the remaining ordinary shares it does not hold, at the Exchange Ratio. As part of this transaction, we have agreed to pay certain customary fees to service providers and provide certain indemnities. The majority of the expenses we have incurred as part of the transaction will be reimbursed by Gemalto.
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
     On April 22, 2005, our Company and its wholly owned subsidiary, Gemplus Nordic Oy, and the shareholders and owners of stock options of Setec Oy entered into a share purchase agreement for the acquisition of Setec Oy, a Finnish company. The agreement provided for the sale of all the equity of Setec Oy to Gemplus Nordic Oy. In return, the sellers of Setec Oy received a cash base purchase price of € 30 million at closing on June 1, 2005; 19 million newly issued shares of our Company at closing; and a deferred payment of € 30 million paid on December 31, 2005.
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
Sale or other Disposition of Ordinary Shares or ADSs
     Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, gain or loss realized by a U.S. holder on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the ordinary shares or ADSs were held for more than one year. The maximum tax rate on capital gains is 15% for regular tax and alternative minimum tax purposes. This tax rate is effective for taxable years beginning before January 1, 2009, after which the rate becomes 20%. A U.S. holder’s ability to use capital losses to offset ordinary income is limited.
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
DOCUMENTS ON DISPLAY
     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the U.S. Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. Our SEC filings are also available on the Internet at the SEC’s website at http://www.sec.gov.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     We are exposed to a variety of financial risks in the normal course of our business: currency risk, interest rate / re-investment risk, financial counter-party risk and credit risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge identified currency risk exposures.
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
     Most of the financial instruments we use to hedge our exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly options sold as part of combination strategies.
     The table below is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and our commercial exposure to currency risk. In the amounts reported below: (i) hedging positions in parentheses indicate our forward commitment or option to sell the currency against the euro; other hedging positions indicate our forward commitment or option to buy the currency against the euro; and (ii) positive exposures indicate our receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate our payables in the currency, or forecasted purchases in the currency.

	(in thousands of euros (1))
December 31		2005				2004
	USD	GBP	JPY	Others (2)	USD	GBP	JPY	Others (2)

Hedging positions (3)
Forward contracts	(88,172)	(7,930)	(10,807)	15,970	(129,656)	(23,519)	(12,710)	5,560
Option contracts (4)	(64,384)	(13,786)	(11,224)	7,159	(140,101)	(25,741)	(22,849)	12,204

Total	(152,556)	(21,716)	(22,031)	23,129	(269,757)	(49,260)	(35,559)	17,764

Exposure (5)
Balance sheet items:
Commercial transactions not settled at year end	25,718	(1,174)	2,675	(10)	37,483	7,414	6,706	6,136
Forecasted commercial transactions	161,709	31,209	29,810	(12,966)	252,980	51,838	36,598	(28,485)

Total	187,427	30,035	32,485	(12,976)	290,463	59,252	43,304	(22,349)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Financial instruments that hedge our commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(4)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(5)	Our policy is to hedge all our actual commercial currency exposure as well as a time-weighted proportion of forecasted commercial currency exposure.
     Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount).

	(in thousands of euros (1))
December 31		2005				2004
	USD	GBP	JPY	Others (2)	USD	GBP	JPY	Others (2)

Forward contracts	(8,447)	—	—	3,350	—	—	(2,990)	88
Option contracts (3)	(4,196)	—	(974)	3,021	(75,882)	(7,253)	(10,890)	7,633

Total	(12,643)	—	(974)	6,371	(75,882)	(7,253)	(13,880)	7,721

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Options that do not qualify as effective hedges under IAS 39 are options that we sell as part of our combination strategies.
     The fair market value of our financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

	(in thousands of euros)

December 31	2005	2004	2003

Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	1,488	33,135	16,986
Fair value of financial instruments not qualifying as effective hedges under IAS 39	107	252	(560)

Total fair value of derivative financial instruments	1,595	33,387	16,426

	(in thousands of euros)

December 31	2005	2004	2003
Derivatives financial instruments under Current Assets	4,187	33,387	16,426
Derivatives financial instruments under Current Liabilities	(2,592)	—	—

Total fair value of derivative financial instruments	1,595	33,387	16,426

     In addition, because we have subsidiaries that present their financial statements in a currency different from euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. All exchange differences resulting from translating those financial statements into our reporting currency, the euro, are classified as translation difference in our consolidated equity. We do not hedge our equity exposure arising from net investments in entities outside the euro zone.
     See Note 9 to our Consolidated Financial Statements.
Interest Rate and Re-investment Risk
     The following maturity schedule describes our exposure to interest rate risk.
     We are in a net, short duration, financial asset position. Financial assets are short-term investments in money market instruments with a duration of three months or less. Financial liabilities are mainly leases with floating rates.
     We consider we are not significantly exposed to interest rate risk fluctuations, and consequently we do not enter into any derivative contracts to hedge interest rate risk. However, we do face re-investment risk: when interest rates increase (decrease), interest income increases (decreases, respectively). This risk remains un-hedged.
     In 2005, the average interest rate for our financial liabilities was 3.27%.
     See “Item 5. Operating and Financial Review and Prospects — Operating Income (Loss)”; Notes 6 and 19 to our Consolidated Financial Statements.

	From December 31 , 2005
(in thousand of euros (1))	To December 31 , 2006	From 1 year to 5 years	Beyond 5 years
Financial assets	418,365	—	—
Fixed rate	—	—	—
Floating rate	418,365	—	—

Financial liabilities	(6,610)	(19,463)	(6,616)
Fixed rate	—	—	—
Floating rate	(6,610)	(19,463)	(6,616)

Net balance sheet position before hedging	411,755	(19,463)	(6,616)
Fixed rate	—	—	—
Floating rate	411,755	(19,463)	(6,616)

Hedging	—	—	—
Fixed to floating rate	—	—	—
Floating to fixed rate	—	—	—

Net balance sheet position after hedging	411,755	(19,463)	(6,616)
Fixed rate	—	—	—
Floating rate	411,755	(19,463)	(6,616)

(1)	Assets are presented as positive amounts and liabilities as negative amounts.

Equity Risk in Minority Investments
     We do not trade or hold marketable securities as a part of our activities. We do have, however, investments in several non-public start-up companies. The majority of these investments are held by one of our direct subsidiaries, GemVentures, our venture capital company. These investments are deemed to be held for the medium term. Certain of our personnel are dedicated to managing our venture capital activities in accordance with our internal investment policies, and they produce quarterly reports to our finance department on their activities.
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
     We also have minority shareholdings in other non-public start-up companies. For these investments, we hold less than 20% of the investee’s outstanding shares or voting rights, and these companies are not in substance controlled or under significant influence by us. These investments are presented on the Consolidated Balance Sheet under the caption “Available-for-sale financial assets” in non-current assets, and are accounted for in accordance with the accounting policies described in Note 2.12. A write-down of these assets is recorded when there is sufficient reason to believe that an impairment in value that is other than temporary has occurred, typically based on questions regarding the company’s business model or failure to accomplish its business plan.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     As of November 10, 2000, our board of directors was authorized by our shareholders to issue additional shares within our authorized capital with or without reserving preferential subscription rights for existing shareholders in respect of specified stock option plans and contributions of shares in Gemplus S.A. until May 31, 2006 (the fifth anniversary after the date of publication of the minutes of the extraordinary general meeting held on November 10, 2000), and for public offerings until December 5, 2005, up to a limited number of shares. As of November 10, 2000, the board of directors was also authorized to issue further shares within our authorized capital for other purposes with or without reserving preferential subscription rights for existing shareholders. At the extraordinary general meeting of shareholders held on April 27, 2004, the authorization of the board of directors to issue shares for such other purposes was renewed until the third anniversary of the publication of the minutes of such meeting. These authorizations do not affect the rights of security holders beyond this limited delegation of authority to the board of directors. At the extraordinary meeting of shareholders held on April 25, 2006, the authorization of the board of directors to issue additional shares within our authorized capital, with or without reserving preferential subscription rights for existing shareholders in respect of specified stock option plans and contributions of shares in Gemplus S.A., was renewed until the fifth anniversary after the date of publication of the minutes of such meeting.
     As previously authorized by the board of directors, on May 27, 2005, we issued 19 million shares, valued at € 34,824,286, without reserving any pre-emptive rights in respect of our acquisition of Setec Oy. This issue was made pursuant to the authorization given to the board of directors to issue, out of the authorized share capital, further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine.

Item 15. Controls and Procedures
     Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation as to the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective as of the end of the period covered by the annual report and that there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. (Reserved.)
Item 16A. Audit Committee Financial Expert
     Our board of directors has determined that we have had at least one audit committee financial expert serving on our Audit Committee. During 2005 through June 2, 2006, Mr. John Ormerod has acted as the audit committee financial expert. We believe that Mr. Ormerod is an independent director as such term is defined by the Securities and Exchange Commission (“SEC”) rules as codified in 17 CFR 240.10A-3 and NASDAQ Marketplace Rule 4350. According to the SEC, an audit committee financial expert must have: an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such generally accepted accounting principles in connection with the accounting for estimates, accruals, and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions. Our current audit committee financial expert is Mr. Michel Soublin.
Item 16B. Code of Ethics
     In December 2003, our board of directors approved a Code of Ethics applicable to all directors, officers and employees of our Company. The Code of Ethics is reasonably designed to deter wrongdoing and promote: honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports filed or submitted to the SEC and other financial and regulatory bodies; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code. To date, no substantive amendments to the code have been made, and no waivers from any provision of the code have been granted.
     Individuals can contact the Gemplus Investor Relations Department to request a copy of the Code of Ethics, at no charge, by post at: 2-4, Place des Alpes, 1201 Geneva, Switzerland.
Item 16C. Principal Accountant Fees and Services
     PricewaterhouseCoopers has served as our independent public accountant for each of the financial years in the four-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. Additionally, PricewaterhouseCoopers has served as our Luxembourg Statutory auditor (Réviseur d’Entreprises) for the same period.
Audit Fees
     The aggregate fees billed in 2005 for professional services rendered by our principal accountant for the audit of the annual financial statements totaled € 1,663 thousand. The aggregate fees billed in 2004 for professional services rendered by our principal accountant for the audit of the annual financial statements totaled € 1,637 thousand. Audit fees consist of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Gemplus International S.A. and other services normally provided in connection with statutory and regulatory filings.
Audit-Related Fees
     The aggregate fees billed in 2005 for professional services rendered by our principal accountant for assurance and related services related to the audit of the financial statements totaled € 290 thousand. The aggregate fees billed in 2004 for professional services rendered by our principal accountant for assurance and related services related to the audit of the financial statements totaled € 144 thousand. These services consist of fees for assurance and related services that are traditionally performed by independent accountants. These services include accounting consultations as well as audits in connection with acquisitions or divestments.

Tax Fees
     The aggregate fees billed in 2005 for professional services rendered by our principal accountant for tax services totaled € 62 thousand. The aggregate fees billed in 2004 for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning services totaled € 156 thousand. These services consist of fees for tax compliance and tax planning services and tax advice.
All Other Fees
     In 2005 and 2004, our principal accountant did not bill us for any services other than Audit Fees, Audit-Related Fees and Tax Fees.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.
PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     See pages F-1 through F-65, incorporated herein by reference.
Item 19. Exhibits
(a) List of Financial Statements (incorporated herein by reference)
(b) List of Exhibits
1	Updated and consolidated Articles of Incorporation of Gemplus International S.A. as amended to date (English translation).

2	Deposit Agreement and Supplemental Agreement to Deposit Agreement, incorporated by reference to the filing on Form F-6 dated February 28, 2003.

4.1	Employment Agreement among Gemplus International S.A., Gemplus Corp., Gemplus Management & Trading SA and Alex Mandl dated August 29, 2002, incorporated by reference to the annual report on Form 20-F dated July 15, 2003.

4.2	Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003, incorporated by reference to the annual report on Form 20-F dated July 15, 2003.

4.3	Amendment dated February 1, 2004, to the Agreement among Gemplus S.A., Gemplus Trading SA, Gemplus Electronics SA, Gemplus Telematics SARL, Gemplus Support GIE, Gemplus Development GIE, Gemplus Europe Services and Unions U.S.G, C.F.D.T., C.F.T.C, and C.F.E.-C.G.C. dated May 15, 2003, incorporated by reference to the annual report on Form 20-F dated June 30, 2004.

4.4	Share Purchase Agreement by and among the Holders of Shares and Stock Options of Setec Oy, Gemplus Nordic Oy and Gemplus International S.A. concerning the shares and stock options of Setec Oy dated April 22, 2005, incorporated by reference to the annual report on Form 20-F dated June 30, 2005.

4.5	(a) Patent Cross License Agreement, (b) Patent License Agreement for Terminals and (c) Amendment to Patent License Agreement between Gemplus International S.A. and Axalto Holdings N.V. and between Gemplus International S.A. and CP8 Technologies S.A. dated January 1, 2005, incorporated by reference to the annual report on Form 20-F dated June 30, 2005.

4.6	Combination Agreement among Axalto Holding N.V., Gemplus International S.A., T3 Partners, LP, TPG Giant, LLC, TPG Partners III, LP, Acton 1. Beteilingungs GMBH, Acton 2. Beteilingungs GMBH, Acton 3. Beteilingungs GMBH, Johanna Quandt and Stefan Quandt dated December 6, 2005.

8	List of significant subsidiaries.

12	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

SIGNATURE
     The company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2006

GEMPLUS INTERNATIONAL S.A.

By:	/s/ Frans Spaargaren

Frans Spaargaren
Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gemplus International SA and its subsidiaries (the “Company”) at December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in accordance with International Financial Reporting Standards as adopted in the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2.4 to the financial statements, the Company changed the manner in which it accounts for stock based compensation and goodwill as of January 1, 2005.

International Financial Reporting Standards adopted in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences, as restated, is presented in Note 40 to the Consolidated Financial Statements.

PricewaterhouseCoopers

Paris, France
March 6, 2006

Consolidated Financial Statements
Consolidated Statements of Income

(in thousands of euros, except shares and per share amounts)
Years ended December 31	Notes	2005	2004	2003

Net sales	(26)	938,875	865,034	749,203
Cost of sales		(628,967)	(594,533)	(541,947)

Gross profit		309,908	270,501	207,256

Research and development expenses	(13)	(62,269)	(62,592)	(69,223)
Selling and marketing expenses		(116,088)	(101,493)	(100,181)
General and administrative expenses		(67,983)	(63,895)	(77,317)
Restructuring reversals (expenses)	(22)	3,235	(8,384)	(61,973)
Other operating income (expense), net		(48)	(101)	703
Goodwill amortization and impairment	(12)	—	(7,718)	(33,051)

Operating income (loss)		66,755	26,318	(133,786)

Financial income (expense), net	(28)	7,659	5,653	8,204
Share of profit (loss) of associates	(15)	(531)	(5,970)	(7,561)
Other non-operating income (expense), net	(29)	(2,301)	(6,757)	(11,139)

Income (loss) before taxes		71,582	19,244	(144,282)

Income tax benefit (expense)	(30)	19,816	(12,953)	(14,673)

NET INCOME (LOSS)		91,398	6,291	(158,955)

Attributable to:
Equity holders of the Company		89,890	4,674	(161,107)
Minority interest		1,508	1,617	2,152

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	(32)	0.15	0.01	(0.27)
Diluted	(32)	0.14	0.01	(0.27)

Shares used in net income (loss) per share calculation:
Basic		618,337,539	606,672,060	605,658,965
Diluted		634,794,569	619,022,472	605,658,965

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands of euros)
December 31	Notes	2005	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	(6)	418,365	388,430	390,684
Trade accounts receivable, net	(7)	183,022	148,512	154,727
Inventory, net	(8)	107,673	115,610	98,673
Derivative financial instruments	(9)	4,187	33,387	16,426
Other current receivables	(10)	82,128	66,160	66,249

Total current assets		795,375	752,099	726,759

Non-current assets:
Property, plant and equipment, net	(11)	158,284	148,916	175,706
Goodwill, net	(12)	90,826	28,197	37,727
Deferred development costs, net	(13)	21,227	19,222	17,916
Other intangible assets, net	(14)	23,600	8,965	16,157
Deferred income tax assets	(30)	32,788	6,264	31,860
Investments in associates	(15)	16,309	12,864	19,216
Available-for-sale financial assets, net	(16)	2,469	4,752	647
Other non-current receivables, net	(17)	40,846	43,900	27,251

Total non-current assets		386,349	273,080	326,480

TOTAL ASSETS		1,181,724	1,025,179	1,053,239

LIABILITIES
Current liabilities:
Accounts payable		106,085	94,025	95,582
Derivative financial instruments	(9)	2,592	—	—
Salaries, wages and related items		62,641	55,199	42,742
Current portion of provisions and other liabilities	(18)	73,434	50,217	78,090
Current income tax liabilities	(30)	5,228	6,581	1,903
Other current tax liabilities		20,821	19,127	12,770
Current obligations under finance leases	(19)	5,539	6,005	5,928

Total current liabilities		276,340	231,154	237,015

Non-current liabilities:
Non-current obligations under finance leases	(19)	26,425	33,663	38,893
Non-current portion of provisions	(20)	23,482	25,696	57,082
Other non-current liabilities	(20)	13,417	13,353	13,164
Deferred income tax liabilities	(30)	4,354	—	—

Total non-current liabilities		67,678	72,712	109,139

Shareholders’ equity:
Ordinary shares no legal par value, 1,889,466,226 shares authorized, 630,880,979, 608,482,253, and 607,312,796 shares issued at December 31, 2005, 2004 and 2003, respectively	(23)	133,466	128,643	127,889
Additional paid-in capital		1,063,145	1,031,558	1,028,849
Retained earnings		(365,940)	(459,560)	(464,221)
Other comprehensive income	(25)	(4,407)	11,956	4,570
Less, cost of treasury shares	(23)	(1,395)	(1,985)	(2,075)

Equity attributable to equity holders of the Company		824,869	710,612	695,012

Minority interest		12,837	10,701	12,073

Total shareholders’ equity		837,706	721,313	707,085

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,181,724	1,025,179	1,053,239

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands of euros)
Years ended December 31	Notes	2005	2004	2003

Cash flows from operating activities:
Net income (loss)		91,398	6,291	(158,955)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, amortization and impairment	(36)	41,369	56,691	95,071
Changes in non-current portion of provisions and other liabilities, excluding restructuring	(20)	(3,367)	(32,930)	4,228
Deferred income taxes (benefit) expense	(30)	(26,851)	3,661	8,644
(Gain) / loss on sale and disposal of assets		(4,612)	2,582	2,005
Share of (profit) loss of associates	(15)	571	5,970	9,098
Share-based compensation	(2.4)	4,320	—	—
Other, net		(3,651)	(2,700)	10,840
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	(36)	(12,133)	(2,962)	(12,292)
Trade accounts payable and related current assets	(36)	822	20,774	32,485
Inventories	(36)	22,661	(19,466)	(9,189)
Value-added and income taxes	(36)	(1,021)	21,288	6,674
Salaries, wages and other	(36)	4,429	14,161	3,306
Restricted cash	(17)	23,277	(28,018)	—
Restructuring reserve payable	(22)	(15,847)	(18,307)	(2,027)

Net cash (used for) from operating activities		121,365	27,035	(10,112)

Cash flows from investing activities:
(Purchase) / Sale of activities net of cash (acquired) / disposed	(5.2)	(63,457)	(2,898)	114
Other investments		(1,674)	(2,982)	(931)
Purchase of property, plant and equipment	(11)	(25,078)	(22,888)	(15,237)
Purchase of other assets		(2,693)	(1,725)	(1,406)
Proceeds from sale of property and non-current assets		7,025	1,300	—
Change in non-trade accounts payable and other		2,074	3,064	780

Net cash used for investing activities		(83,803)	(26,129)	(16,680)

Cash flows from financing activities:
Proceeds from exercise of stock options		2,790	1,479	173
Payments on borrowings		(1,231)	—	—
Proceeds from sale-leaseback operations		—	956	2,142
Principal payments on obligations under finance leases	(19)	(5,938)	(5,827)	(5,973)
Increase (decrease) in bank overdrafts		(2,657)	1,660	(51)
Dividends paid by subsidiaries to minority shareholders		(1,307)	(1,724)	(2,627)
Change in non trade accounts payable on financing activities		19	—	—
Change in treasury shares		—	90	—

Net cash used for financing activities		(8,324)	(3,366)	(6,336)

Effect of exchange rate changes on cash		697	207	6,586
Net increase (decrease) in cash and cash equivalents		29,238	(2,461)	(33,128)
Cash and cash equivalents, beginning of the year	(6)	388,430	390,684	417,226

Cash and cash equivalents, end of the year	(6)	418,365	388,430	390,684

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity

(in thousands of euros, except number of shares)
				Attributable to equity holders of the Company
	Notes	Number	Share	Additional	Retained earnings		Other	Treasury	Minority	Total share
		of shares	value	paid-in	Prior	Net income	comprehensive	shares	interest	holders’
				capital	years	(loss)	income			equity

Balance at December 31, 2002		637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	15,167	875,618

Cumulative translation adjustment		—	—	—	—	—	(8,333)	—	(2,619)	(10,952)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	4,332	—	—	4,332
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	(4,001)	—	(2,619)	(6,620)
Net loss		—	—	—	—	(161,107)	—	—	2,152	(158,955)
Dividend paid to minority interest		—	—	—	—	—			(2,627)	(2,627)
Allocation of prior year loss		—	—	—	(320,891)	320,891	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	17,550	—	15	—	—	—	—	—	15
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	207	(207)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	179,837	38	121	—	—	—	—	—	159
Cancellation of 30,743,679 treasury shares	(3)	(30,743,679)	—	—	(92,756)	—	—	92,756	—	—
Purchase of 487,957 treasury shares	(3)	—	—	—	—	—	—	(505)	—	(505)

Balance at December 31, 2003		607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	12,073	707,085

Cumulative translation adjustment		—	—	—	—	—	(9,951)	—	(1,265)	(11,216)
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	17,337	—	—	17,337
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	7,386	—	(1,265)	6,121
Net income		—	—	—	—	4,674	—	—	1,617	6,291
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,724)	(1,724)
Allocation of prior year loss		—	—	—	(161,107)	161,107	—	—	—	—
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	901,250	—	1,151	—	—	—	—	—	1,151
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	697	(697)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	268,207	57	271	—	—	—	—	—	328
Sale of 28,664 treasury shares		—	—	—	(13)	—	—	90	—	77
Minority shareholders’ contribution not resulting in a change of subsidiary ownership		—	—	1,984	—	—	—	—	—	1,984

Balance at December 31, 2004		608,482,253	128,643	1,031,558	(464,234)	4,674	11,956	(1,985)	10,701	721,313

Cumulative translation adjustment		—	—	—	—	—	13,127	—	1,448	14,575
Net unrealized gain (loss) on hedging instruments qualifying as effective		—	—	—	—	—	(29,490)	—	—	(29,490)
Net income (loss) recognized directly in equity under other comprehensive income	(25)	—	—	—	—	—	(16,363)	—	1,448	(14,915)
Net income		—	—	—	—	89,890	—	—	1,508	91,398
Impact of adopting IFRS 2 - “Share-based Payment” as of January 1, 2005	(2.4)	—	—	—	—	—	—	—	—	—
Share-based payments, value of employee services	(2.4)	—	—	—	4,320	—	—	—	—	4,320
Transfer of 500,000 treasury shares	(23)	—	—	—	(590)	—	—	590	—	—
Dividend paid to minority interest		—	—	—	—	—	—	—	(1,090)	(1,090)
Allocation of prior year income		—	—	—	4,674	(4,674)	—	—	—	—
Acquisition of Setec	(5.2, 23)	19,000,000	4,022	29,666	—	—	—	—	270	33,958
Shares issued by Gemplus SA pursuant to share options exercised to be contributed	(23)	328,150	—	464	—	—	—	—	—	464
Contribution of Gemplus SA shares to Gemplus International SA	(23)	—	414	(414)	—	—	—	—	—	—
Shares issued by Gemplus International SA pursuant to share options exercised	(23)	1,830,376	387	1,871	—	—	—	—	—	2,258

Balance at December 31, 2005		629,640,779	133,466	1,063,145	(455,830)	89,890	(4,407)	(1,395)	12,837	837,706

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
These Consolidated Financial Statements have been approved by the Board of Directors on March 3, 2006.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of presentation
The annual Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The adoption of IFRS, as formulated by the International Accounting Standards Board, would have no impact on the Company’s consolidated financial statements.
The Consolidated Financial Statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, as well as financial assets and liabilities (derivative instruments) measured at fair value.
A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 40.
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
The Company’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 15).
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
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. The exchange rates prevailing at the dates of the transactions are approximated by a single rate per currency for each month (unless these rates are not reasonable approximations of the cumulative effect of the rates prevailing on the transaction dates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity within “Other comprehensive income” as qualifying cash flow hedges and qualifying net investment hedges.
Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in “Other comprehensive income” within shareholders’ equity until the financial asset is derecognized, when such amounts are recognized in the Consolidated Income Statement.
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

On consolidation, exchange differences arising from the translation of the net investment in foreign operations including monetary items that form part of the reporting entity’s net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, exchange differences that were recorded in equity in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.4 Change in accounting policies
Interpretations and amendments to published standards effective in 2005
The following amendments and interpretations to standards are mandatory for the Company’s accounting periods beginning on or after September 1, 2004:
•	SIC 12 (Amendment), Consolidation — Special purpose entities (effective from January 1, 2005); and

•	IAS 39 (Amendment), Transition and Initial recognition of Financial Assets and Financial Liabilities (effective from January 1, 2005)
SIC 12 (Amendment), was adopted, as well as IAS 39 (Amendment) as part of the adoption of IAS 39 (Revised), and had no material effect on the Company’s policies.
Standards effective in 2005 and early application of standards amendments
In 2005, the Company adopted the IFRS below, which are relevant to its operations. The 2004 and 2003 Consolidated Financial Statements have been amended in accordance with the relevant requirements.
IAS 32 (revised 2003) Financial instruments: Disclosure and Presentation
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IAS 39 (revised 2004) Financial instruments: Recognition and Measurement
IAS 39 — Amendment: Cashflow Hedge accounting of forecast intragroup transactions
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IFRS 5 (issued 2004) Non-current assets held for sale and discontinued operations
IFRS 2 (issued 2004) “Share-based Payment”
The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. Subsequent to that date, the Company charges the cost of share options to the income statement (see Note 2.22 (c)).
The adoption of IFRS 2 has been performed in accordance with the following transitional provisions:
-	The Company has applied this standard to share options granted after November 7, 2002, and not yet vested at January 1, 2005;

-	For all grants of share options to which this standard has not been applied (e.g. granted on or before November 7, 2002), information required by the standard has been disclosed in Note 24.

The adoption of IFRS 2 resulted in the following:

(in thousands of euros except for per share amounts)
	Retained earnings
	Stock based
	compensation
	reserve	Prior years	Net income

Balance at December 31, 2004	—	—	—

Impact of first adoption of IFRS 2 at January 1, 2005	4,513	(4,513)	—

Stock based compensation expense for the year ended December 31, 2005
Cost of sales			(807)
Research and development expenses			(320)
Selling and marketing expenses			(1,526)
General and administrative expenses			(1,667)

Total impact on net income	4,320		(4,320)

Balance at December 31, 2005	8,833	(4,513)	(4,320)

Impact on basic earnings per share (in euros)			(0.01)
Impact on diluted earnings per share (in euros)			(0.01)
The restated comparatives for the years-ended December 31, 2004 and 2003 following the adoption of IFRS 2 are as follows:

Years ended December 31	2005	2004	2003
		(restated)	(restated)

Net sales	938,875	865,034	749,203

Gross profit	309,908	270,501	207,256

Operating income (loss)	66,755	23,393	(135,028)

NET INCOME (LOSS)	91,398	3,366	(160,197)
Attributable to:
Equity holders of the Company	89,890	1,749	(162,349)
Minority interest	1,508	1,617	2,152
Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	0.15	0.00	(0.27)
Diluted	0.14	0.00	(0.27)

Additional details on the application of IFRS 2 are provided in Note 24.
IFRS 3 (issued 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004)
The adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until December 31, 2004, goodwill was:
–	Amortized on a straight-line basis over a period ranging from five to twenty years; and

–	Assessed for an indication of impairment at least at each balance sheet date.
In accordance with the provisions of IFRS 3 “Business Combinations”, adopted as of January 1, 2005:
–	The Company discontinued amortization of goodwill from January 1, 2005;

–	Accumulated amortization as of January 1, 2005, has been eliminated with a corresponding decrease in the cost of goodwill; and

–	From the year ended December 31, 2005, onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment, i.e. whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
The Company has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

The table below shows the impact on the Consolidated Income Statement if IFRS 3 (issued 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004) had been applied for the financial years ended December 31, 2004 and 2003:

(in thousands of euros, except for per share amounts)
Years ended December 31	2004	2003

Decrease in goodwill amortization expense	7,718	7,947
Decrease in share of loss of associates	2,810	2,828

Increase in net income attributable to equity holders of the Company	10,528	10,775

Increase in basic earnings per share (in euros)	0.02	0.02
Increase in diluted earnings per share (in euros)	0.02	0.02

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006 or later periods but which the Company has not early adopted, as follows:
•	IAS 19 (Amendment), Employee Benefits (effective from January 1, 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. The Company will consider applying this amendment from annual periods beginning January 1, 2006.

•	IAS 39 (Amendment), The Fair Value Option (effective from January 1, 2006). This amendment provides options that the Company has decided not to apply. Therefore, the Company has concluded that this amendment is not relevant to the Company.

•	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it should not have a significant impact on the accounting policies of the Company.

•	IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

•	IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4, and believes that it should not have a significant impact on the Company’s operations.

•	IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005). Management is currently assessing the impact of IFRIC 6, and believes that it should not have a significant impact on the Company’s operations.

2.5 Revenue recognition
Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts, and after eliminating sales within the Company. The Company retained the following definition of revenue components:
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
(b) Sales of services
The Company also provides system design and integration services. Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably. The Company determines the percentage of completion based on costs incurred to date over total estimated costs, which are mainly labor costs. When the outcome of the contracts cannot be measured reliably, revenue and costs are deferred until the termination of the agreement.
2.6 Trade receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the Consolidated Statement of Income within operating income or loss.
2.7 Inventory
Inventories are carried at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method. Cost elements included in inventories are raw materials, labor and manufacturing overhead, excluding the impact of low activity, if any. The Company regularly reviews inventory quantities on hand for excess inventory, obsolescence and declines in market value below cost and records an allowance against the inventory balance for such declines. A significant component of the cost of production relates to the acquisition of microprocessor chips. Our provision for microcontroller chips inventory is determined based on the anticipated net realizable value of finished products which includes cost of production, raw materials, labor and manufacturing overheads.
2.8 Property, plant and equipment
All property, plant and equipment (P, P&E) are stated at historical cost, less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
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
Land is not depreciated. Depreciation on other assets is calculated, using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings	20-30 years

Equipment and machinery related to microprocessor chip cards	5 years

Equipment and machinery related to magnetic stripe cards	7 years

Furniture and fixtures	5-10 years

Leasehold improvements	8-12 years

Useful lives reflect the rapid technological changes and corresponding shifts in customer demand, resulting in unpredictable product transitions and shortened life cycles.
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
Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current obligations under finance leases. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.
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
Goodwill is tested annually for impairment, as well as when there are indications of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Company allocates goodwill to each business segment in which it operates.
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
(d) Research and development
Research and development costs are expensed as incurred, except for development costs where it is expected that the product under development will be produced and will be profitable, and technical feasibility has been demonstrated. Such costs are capitalized and amortized over their estimated useful life, which normally does not exceed three to five years. Costs are capitalized through the time the product under development is produced and future profitability is demonstrated by net present value computations, using a discount rate based on the Company’s cost of capital.
Development costs of a project are written down to the extent that the unamortized balance is no longer capable of being recovered from the expected future economic benefits and when the criteria for recognition of the development costs as an asset cease to be met. The write-down or write-off is recognized as an expense in the period in which such determination is made.
2.10 Impairment of non-financial assets
Goodwill is reviewed for impairment based on expectations of future cash flows, which by definition are uncertain, at each balance sheet date, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future cash flows are computed based on the revenue estimates for the next five years, and include a terminal value assumption. Whenever possible, forecast and long range planning data approved by the management of the Company are used in those computations. Future cash flows are discounted using the cost of capital of the Company at the time of the acquisition to which the goodwill is related. In performing its review, the Company considers factors such as significant underperformance in comparison to expected historical or projected future operating results, significant changes in strategy or in the business model related to the acquired Company and significant negative industry or economic trends.
Other long-lived assets that are subject to amortization and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.
2.11 Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Income Statement on a straight-line basis over the period of the lease.
2.12 Financial assets
The Company classifies its financial assets in the following categories: financial assets and liabilities at fair value through profit and loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every balance sheet date.
(a) Financial assets and liabilities at fair value through profit and loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are categorized as held for trading unless they are designated as hedges. All derivatives are designated as hedges. Assets and liabilities in this category are classified as current assets if they are either held for trading, or are expected to be realized within 12 months of the balance sheet date.
(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are classified in trade and other current receivables in the Consolidated Balance Sheet.
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

Equity investments in which the Company has less than 20% of the investee’s outstanding shares or voting rights, and that are not in substance controlled or under significant influence, are classified as available-for-sale financial assets and are presented under “Available-for-sale financial assets” in non-current assets. Marketable investments are accounted for at fair value with changes recognized directly through shareholders’ equity. Non-marketable investments are accounted for as follows:
–	If the fair value of unquoted investments in equity securities is determinable by valuation techniques appropriate for the nature of the security, these items are accounted for at fair value with changes recognized directly through shareholders’ equity.

–	If fair value cannot be reliably measured, these items are accounted for using the cost method.
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
2.13 Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. These instruments are presented under “Derivative financial instruments” in current assets or liabilities since they are expected to mature within 12 months of the balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and qualifies as a hedging instrument for accounting purposes and, if so, on the nature of the item being hedged. Most of the derivative financial instruments used to hedge the Company’s foreign exchange exposure qualify as cash flow hedges since they reduce the variability in cash flows attributable to the Company’s forecasted transactions.
The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The fair values of the derivative instruments used for hedging purposes are disclosed in Note 9. Movements on the hedging reserve within “Other comprehensive income” are shown in Note 25.
The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity under “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within the foreign exchange gains and losses included in the line item “Other non-operating income (expense), net”. Amounts accumulated in equity are recycled in the Consolidated Income Statement in the periods when the hedged items will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Consolidated Income Statement.
For hedges that do not qualify for hedge accounting, any gains or losses arising from changes in the fair value of the hedging instruments are recorded immediately as foreign exchange gains and losses for the period, in “Other non-operating income (expense), net”.
2.14 Estimation of fair value of derivatives
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The fair value of derivative financial instruments is calculated at inception and over the life of the derivative.

The fair value of the forward exchange contracts at inception is zero. Fair value during the life and at expiration of the forward contract is calculated according to the following parameters communicated by the Company’s banks or official financial information providers: (i) spot foreign exchange rate; (ii) interest rate differential between the two currencies; (iii) time to expiration; and (iv) notional amount of the contract. Fair value is then obtained by discounting, for the remaining maturity, the difference between the contract rate and the market forward rate multiplied by the nominal amount.
The option contracts value at inception is the initial premium paid or received. Over the life of the option and at expiration, fair value is determined using standard option pricing models (such as the Black & Scholes option pricing model), based on market parameters obtained from the Company’s banks or official financial information providers, and using the following variables: (i) spot foreign exchange rate; (ii) option strike price; (iii) volatility; (iv) risk-free interest rate; and (v) expiration date of the option.
2.15 Cash and cash equivalents
Cash and cash equivalents include cash in hand, short-term deposits and other short-term highly liquid investments. Bank overdrafts are classified within current liabilities on the Consolidated Balance Sheet. All significant cash deposits are made with major financial institutions having an investment grade rating and are invested in euro money market fixed term deposits or mutual funds. In some countries, the Company has temporary exposure to non-investment grade institutions following payments made by customers, until the Company transfers such amounts to investment grade institutions.
When some cash or cash equivalent is restricted as to withdrawal, either under a legal restriction or due to foreign countries exchange controls restrictions, it is not presented as part of “Cash and cash equivalents”. It is presented within current or non-current assets based on its expected release date, and is disclosed as such in the notes to the Consolidated Financial Statements.
2.16 Other income
Income arising from the use by others of entity assets yielding interest and dividends are presented within “Financial income (expense), net” as they are not arising in the course of ordinary activity.
Dividend income is recognized when the right to receive payment is established.
2.17 Income taxes
Deferred income tax is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is not provided for, however, where the tax arises from a transaction that does not affect accounting taxable profit or loss (for the period in which the transaction occurs) and that is not a business combination. Deferred income tax is determined using tax rates (and other provisions of the law) that have been enacted or substantially enacted by the balance sheet date and that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame. The Company provides for deferred tax liabilities arising on investments in subsidiaries and associates except where the timing of the reversal of the related temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
2.18 Research tax credit and government grants
In France, the Company performs technical and scientific research that qualifies for a government grant in the form of a research tax credit. Because this tax credit can be recovered irrespective of whether the Company ever pays taxes, the Company records the credit as a reduction of research and development expense. The Company records the benefit of this credit, however, only once all qualifying research has been performed.
In addition, grants may be available to companies that perform technical and scientific research. Such grants are typically subject to performance conditions over an extended period of time. The Company recognizes these grants when the performance conditions are met and any risk of repayment is assessed as remote.

2.19 Earnings per share
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
2.20 Share capital and treasury shares
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
From time to time, with the prior approval of the Company’s shareholders, the Company may repurchase a portion of its outstanding ordinary shares. Shares repurchased by the Company (treasury shares) could be cancelled or used to fulfill its obligations under the stock option plans or for any other purpose as defined by the Company’s shareholders, subject to applicable laws and regulations. Where the Company repurchases treasury shares, the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the equity holders of the Company until the shares are cancelled, used for determined purposes or disposed of (subject to applicable laws and regulations). Where such shares are subsequently sold or used (subject to applicable laws and regulations), any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.
2.21 Provisions
Provisions for customer and warranty claims, legal claims and legal actions are recognized when:
–	the Company has a present legal or constructive obligation as a result of past events;

–	it is more likely than not that an outflow of resources will be required to settle the obligation;

–	and the amount has been reliably estimated.
Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.
2.22 Employee benefits
(a) Pension obligations
The Company operates various pension schemes under both defined benefit and defined contribution plans.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
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
(b) Other post-employment benefits
Substantially all of the Company’s employees are covered under government-sponsored post-retirement health and life insurance benefit plans. Accordingly, the Company has no significant liability to its employees in terms of post-retirement benefits other than pensions and therefore no provision is made.
(c) Share-based compensation
The Company operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and paid-in capital when the options are exercised.
Fair value is measured by use of a lattice-based option-pricing model. This model is derived from the standard binomial model and takes into account the effects of non–transferability, exercise restriction, as well as behavioral considerations.
2.23 Advertising and promotional costs
The Company expenses the costs of advertising and promotional expenses when such costs are incurred. Advertising and promotional expenses were € 5,984 thousand, € 5,406 thousand and € 5,760 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.
2.24 Comparatives
In 2004, due to the early adoption of IAS 1 (revised 2003) Presentation of Financial Statements, the Company modified its 2003 Consolidated Balance Sheet and its 2003 Consolidated Statement of Income for the first time in its 2004 Annual Report.
The prior line item “Other income (expense), net” was broken down on the face of the Consolidated Statement of Income as follows:
–	Gain (loss) on sales of the Company’s fixed assets amounting to € 703 thousand in 2003 within “Other operating income (expense), net” in the operating income (loss).

–	Income (loss) on investments in associates amounting to €(7,561) thousand in 2003 within “Share of profit (loss) of associates”.

–	Minority interest amounting to €(2,152) thousand in 2003 within the allocation of Net income (loss).

–	Gain (loss) on investments amounting to €(2,487) thousand in 2003 and Foreign exchange gain (loss) amounting to €(8,652) thousand in 2003 within “Other non-operating income (expense), net”.
Derivative financial instruments were excluded from “Other current receivables” and “Other current liabilities” and included in the face of the balance sheet in “Derivative financial instruments”.
The prior line item “Investments” was broken down on the face of the balance sheet between “Investments in associates” for investments accounted for under the equity method and “Available-for-sale financial assets” that comprises net value of the investments in non-marketable equity securities.
The prior line item “Other non-current assets” was broken down on the face of the balance sheet between “Other intangible assets, net” and “Other non-current receivables” that comprise receivables or prepaid expenses that are expected to be realized in more than 12 months after the balance sheet date.

3. FINANCIAL RISK MANAGEMENT
The Company is exposed to a variety of financial risks in the normal course of its business: currency risk, interest rate / re-investment risk, financial counter-party risk and credit risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge identified currency risk exposures.
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
(d) Concentration of credit risk
The Company’s broad geographic and customer distribution limits the concentration of credit risk. No single customer accounted for more than 10% of the Company’s sales during the years ended December 31, 2005, 2004 and 2003.
In 2005, 2004 and 2003, the Company maintained adequate allowances for potential credit losses and performed ongoing credit evaluations.
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
(a) Impairment of goodwill
The Company tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.
(b) Income taxes
The Company is subject to income taxes in many jurisdictions. Because the final tax determination of transactions is often uncertain, significant judgment is required in determining the worldwide provision for income taxes. The Company adjusts the provision for income taxes if it revises its estimate of the amount of taxes due. Where the final amount of taxes due differs from the amounts previously recorded, such differences will impact current and deferred income taxes in the period in which such differences are determined.
The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income within a reasonable time frame, which requires significant judgment.
(c) Legal claims
The estimates for provisions for legal actions, including those related to intellectual property, are based upon available information and advice of counsel and are regularly reviewed on this basis by management.
(d) Business combination
In accordance with IFRS 3, and as part of the accounting for the business combination with Setec (see Note 5), the Company has identified separately, at the acquisition date, the acquiree’s identifiable assets that satisfied the recognition criteria for intangible assets. The Company recognized in its Consolidated Balance Sheet customer contractual relationships for an amount of € 17,584 thousand and acquired technology for an amount of € 3,200 thousand under the caption “Other intangible assets, net” (see Note 14). The customer contractual relationships are amortized based on the revenue earned on the related customer contracts and relationships, and acquired technology is amortized using the straight-line method over 6 years. These intangible assets are tested for impairment in accordance with the accounting policy stated in Note 2.9.

5. BUSINESS COMBINATIONS
5.1 Proposed combination of Gemplus International SA and Axalto NV
On December 6, 2005, the Company and Axalto NV executed an agreement for the proposed combination between the two companies. The transaction is subject to anti-trust, other regulatory approvals and certain contractual conditions. The accounting for the business combination will take place after the closing and may affect the carrying value of certain assets and liabilities of the Company.
5.2 Acquisition of Setec
In June 2005, the Company closed the acquisition of Setec Oy, the holding company of the Setec group (“Setec”), based in Finland. The Company acquired 100% of the share capital of Setec Oy along with its direct and indirect subsidiaries, including two affiliates in which Setec Oy owns 56% and 90% of the voting rights. The Company accounts for minority interest related to these two affiliates for 44% and 10% respectively. Setec operates mainly in the electronic passport business and security printing technologies.
The acquired business contributed revenues of € 38,494 thousand and net income of € 32 thousand, including additional depreciation and amortization expenses recorded in relation to the fair value adjustments of property, plant & equipment and intangible assets for an amount of € (2,746) thousand for the period from June 1, 2005, to December 31, 2005.
As part of the acquisition of Setec, the Company agreed that, if certain conditions were met as of December 31, 2005, a contingent payment would be made in the amount of € 30,000 thousand in January 2006 (see Note 18), and such amount was placed in an escrow account. On December 31, 2005, the escrow account and accrued interest totaled an amount of € 30,366 thousand (see Note 10). Because the applicable conditions were met as of December 31, 2005, the amount of € 30,000 thousand was paid to the sellers on January 5, 2006.
Details of net assets acquired and goodwill are as follows:

(in thousands of euros)

Purchase consideration:
Cash paid	33,400
Contingent consideration (see Note 18)	30,000
Direct costs relating to the acquisition	2,202
Fair value of 19,000,000 shares issued (see Note 23)	34,048

Total purchase consideration	99,650

Fair value of net assets acquired	(38,945)

Goodwill (see Note 12)	60,705

The goodwill is attributable to production know-how in secure printing, leadership on e-passport and Identity and Security market, leadership position on EMV Nordic market, and synergies on telecom chips purchases.
The fair value of the shares issued was based on the average published share price 2 days before and after the date that the terms of the acquisition were agreed to and announced.

The assets and liabilities arising from the acquisition are as follows:

(in thousands of euros)
			Acquiree’s
	Notes	Fair value	carrying amount

Cash and cash equivalents		2,145	2,145
Trade accounts receivables, net	(36)	9,910	9,910
Inventory, net	(36)	10,330	10,330
Property, plant and equipment,net	(11)	16,863	9,620
Acquired technology	(14)	3,200	—
Contractual customer relationships	(14)	17,584	—
Intangible assets	(14)	214	214
Investment in associates	(15)	4,537	—
Available-for-sale investments	(16)	121	121
Other assets		2,040	2,040
Trade accounts payable	(36)	(5,303)	(5,303)
Retirement benefit obligations plans	(21)	(347)	(347)
Accrued vacations		(2,970)	(2,970)
Deferred revenue		(4,550)	(4,550)
Borrowings		(3,798)	(3,798)
Warranty provisions	(20.1)	(1,579)	(1,579)
Bank overdrafts		(1,915)	(1,915)
Other liabilities		(3,632)	(12,403)
Net deferred tax liabilities		(5,550)	—

Net assets		39,215	3,430
Minority interest		(270)
Net assets acquired		38,945

Purchase consideration settled in cash			65,602
Cash and cash equivalents in subsidiary acquired			(2,145)

Cash outflow on acquisition			63,457

6. CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

(in thousands of euros)
December 31	2005	2004	2003

Cash at bank and on hand	36,788	23,846	45,955
Short term investments	381,577	364,584	344,729

Cash and cash equivalents	418,365	388,430	390,684

The average effective interest rate on short-term investments was 2.11% in 2005, 2.04% in 2004 and 2.35% in 2003; these investments have an initial term of three months or less.

7. TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable consist of the following:

	(in thousands of euros)
December 31	2005	2004	2003

Trade accounts receivable, gross	189,341	155,750	163,621
Less, provision for impairment of receivables	(6,319)	(7,238)	(8,894)

Trade accounts receivable, net	183,022	148,512	154,727

The fair value of trade accounts receivable based on discounted cash flows does not differ from the net book value because the Company does not have trade accounts receivable with payment terms exceeding one year.
The Company has recognized a net income of € 111 thousand related to the release of provision for impairment of its trade accounts receivable during the year ended December 31, 2005 (a net expense of € 591 thousand in 2004, a net income of € 1,958 thousand in 2003). The income or expense has been included in “General and administrative expenses” in the Consolidated Statement of Income.
8. INVENTORY
Inventory consists of the following:

	(in thousands of euros)
December 31	2005	2004	2003

Raw materials and supplies	31,751	38,208	27,456
Work-in-progress	71,505	74,296	67,066
Finished goods	10,746	10,517	10,158

Inventory, gross	114,002	123,021	104,680

Less, inventory allowance	(6,329)	(7,411)	(6,007)

Inventory, net	107,673	115,610	98,673

The cost of inventories recognized as expense and included in “Cost of sales” amounted to € 544,408 thousand, € 495,117 thousand and € 446,660 thousand as of December 31, 2005, 2004 and 2003 respectively.
In 2005, the Company reversed unused provisions amounting to € 1,307 thousand relating to previous inventory write-down (2004: € 511 thousand, 2003: nil). The amount reversed has been included in “Cost of sales” in the Consolidated Statement of Income.
9. DERIVATIVE FINANCIAL INSTRUMENTS
As indicated in Note 4, the Company uses financial instruments to manage its foreign currency exposure incurred in the normal course of business. Most of the financial instruments used by the Company to hedge its exposure to foreign currency risk are qualified as cash flow hedges under IAS 39. Non-qualified hedging instruments are mainly the options sold as part of combination strategies.
The following table is a summary of the outstanding financial instruments qualifying as cash flow hedges under IAS 39 (notional amounts) and of the Company’s commercial exposure to currency risk.
In the amounts reported below:
•	hedging positions in parentheses indicate the Company’s forward commitment or option to sell the currency against the euro; other hedging positions indicate the Company’s forward commitment or option to buy the currency against the euro;

•	positive exposures indicate the Company’s receivables in the currency, or forecasted sales in the currency; exposures in parentheses indicate the Company’s payables in the currency, or forecasted purchases in the currency.

	(in thousands of euros (1))
December 31	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others(2)

Hedging positions (3)
Forward contracts	(88,172)	(7,930)	(10,807)	15,970	(129,656)	(23,519)	(12,710)	5,560
Option contracts (4)	(64,384)	(13,786)	(11,224)	7,159	(140,101)	(25,741)	(22,849)	12,204

Total	(152,556)	(21,716)	(22,031)	23,129	(269,757)	(49,260)	(35,559)	17,764

Exposure (5)
Balance sheet items:
Commercial transactions not settled at year end	25,718	(1,174)	2,675	(10)	37,483	7,414	6,706	6,136
Forecasted commercial transactions	161,709	31,209	29,810	(12,966)	252,980	51,838	36,598	(28,485)

Total	187,427	30,035	32,485	(12,976)	290,463	59,252	43,304	(22,349)

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Financial instruments that hedge the Company’s commercial currency exposure and that are effective hedges under IAS 39 qualify as cash flow hedges.

(4)	Option hedges qualifying as effective hedges under IAS 39 are purchased options to sell or buy currency against the euro.

(5)	The Company’s policy is to hedge all its actual commercial currency exposure as well as a time-weighted proportion of its forecasted commercial currency exposure.
Outstanding financial instruments not qualifying as effective hedges under IAS 39 are described below (notional amount).

	(in thousands of euros (1))
December 31	2005				2004
	USD	GBP	JPY	Others(2)	USD	GBP	JPY	Others(2)

Forward contracts	(8,447)	—	—	3,350	—	—	(2,990)	88
Option contracts (3)	(4,196)	—	(974)	3,021	(75,882)	(7,253)	(10,890)	7,633

Total	(12,643)	—	(974)	6,371	(75,882)	(7,253)	(13,880)	7,721

(1)	Currency amounts are converted to euros at year end closing rates.

(2)	Other currencies include mainly the CHF, NOK, PLN, CAD, AED, ZAR, AUD, KRW and SGD.

(3)	Options that do not qualify as effective hedges under IAS 39 are the options that the Company sells as part of its combination strategies.

The fair market value of the Company’s financial instruments is recorded in current assets or current liabilities as “Derivative financial instruments”, and consists of the following:

	(in thousands of euros)
December 31	2005	2004	2003

Fair value of the financial instruments qualifying as cash flow hedges under IAS 39	1,488	33,135	16,986
Fair value of financial instruments not qualifying as effective hedges under IAS 39	107	252	(560)

Total fair value of derivative financial instruments	1,595	33,387	16,426

Derivatives financial instruments under Current Assets	4,187	33,387	16,426
Derivatives financial instruments under Current Liabilities	(2,592)	—	—

Total fair value of derivative financial instruments	1,595	33,387	16,426

10. OTHER CURRENT RECEIVABLES
Other current receivables include the following:

	(in thousands of euros)
December 31	2005	2004	2003

Value added tax receivable	17,832	16,679	18,677
Other taxes receivable	2,277	4,111	11,255
Research tax credit (current portion)	3,253	—	—
Advance facility to supplier	—	—	12,001
Advance payments to non-trade suppliers	1,229	826	1,099
Prepaid expenses (current portion)	13,228	10,090	15,780
Advance payments to trade suppliers	4,099	3,804	3,454
Restricted cash (current portion)	36,222	27,405	—
Other current assets	3,988	3,245	3,983

Total other current receivables	82,128	66,160	66,249

Prepaid expenses mainly include royalties paid in advance, insurance costs, and deferred costs related to the proposed combination.
As part of the proposed combination described in Note 5.1, the Company incurred external costs. Direct costs including fees paid to outside consultants for legal, finance, or technical services have been deferred in prepaid expenses for an amount of € 3,259 thousand and will be included in the cost of the proposed business combination to take place in fiscal year 2006. A letter of understanding has been signed between Axalto and the Company whereby the accounting acquirer will pay for the combination related costs if the combination takes place. Indirect expenses related to the transaction have been expensed as incurred.
As of December 31, 2005, restricted cash was mainly composed of € 30,366 thousand (including interest amounting to € 366 thousand) paid in an escrow account in relation to the contingent consideration recorded as part of the acquisition of Setec (see Note 5.2).
As of December 31, 2005, restricted cash included € 1,476 thousand (2004: € 2,657 thousand, of which € 886 thousand were reported under the caption “Other non-current receivables”, see Note 17), which were related to a time deposit in China to secure a loan in favor of Tianjin Telephone Equipments Factory (see Note 38).

As of December 31, 2005, restricted cash was also composed of an amount of € 3,776 thousand (2004: € 3,409 thousand) related to Gemplus China Investment (“GCI”), a wholly owned subsidiary of the Company. However, the Company can only withdraw this cash when GCI is liquidated, which is the intention of the Company.
As of December 31, 2004, restricted cash was mainly composed of € 22,225 thousand (including interest amounting to € 273 thousand) related to the Nicolaï case (see Note 37). In 2005, following the successful outcome of this legal action, the total escrow deposit was released to the Company, including interest.
During the fourth quarter of 2000, to reduce supply risk associated with obtaining microprocessor chips, the Company entered into a long-term supply agreement with a major microprocessor manufacturer. In connection with this supply agreement, the Company financed enhancements of this supplier’s production capacity with an unsecured advance facility. By December 31, 2004, the supplier had paid in full the advance facility and related interest.
11. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (“P,P&E”) can be analyzed as follows:

	(in thousands of euros)
	Land	Buildings	Machinery	Total 2005	Total 2004	Total 2003
Cost
As of January 1	6,015	161,678	296,328	464,021	476,583	512,677

Additions	—	2,625	22,453	25,078	22,888	15,237
Disposals	(838)	(10,731)	(26,453)	(38,022)	(28,228)	(31,669)
Acquisition (disposal) of subsidiary (see Note 5)	—	1,532	15,331	16,863	—	(597)
Currency adjustments	177	2,762	10,274	13,213	(7,222)	(19,065)

As of December 31	5,354	157,866	317,933	481,153	464,021	476,583

Accumulated depreciation
As of January 1	—	(63,498)	(251,607)	(315,105)	(300,877)	(295,733)

Depreciation	—	(9,699)	(23,437)	(33,136)	(42,243)	(51,064)
Reversal of impairment loss	—	—	—	—	—	2,555
Disposals	—	6,951	27,030	33,981	23,449	30,794
Disposal of subsidiary	—	—	—	—	—	192
Currency adjustments	—	(937)	(7,672)	(8,609)	4,566	12,379

As of December 31	—	(67,183)	(255,686)	(322,869)	(315,105)	(300,877)

Net book value as of December 31	5,354	90,683	62,247	158,284	148,916	175,706
Including:
P, P&E under finance lease contracts, gross	2,809	63,197	159	66,165	69,871	68,926
P, P&E under finance lease contracts, depreciation	—	(28,428)	—	(28,428)	(26,992)	(22,689)

Net book value under finance lease contracts as of December 31	2,809	34,769	159	37,737	42,879	46,237

No interest was capitalized in 2005, 2004 and 2003.
Capital expenditures by geographic areas are as follows:

	(in millions of euros)
Years ended December 31	2005	2004	2003

Europe, Middle East and Africa	18,150	12,846	9,993
Asia	2,157	5,492	2,723
Americas	4,771	4,550	2,521

Total capital expenditures	25,078	22,888	15,237

Depreciation expense for P,P&E has been charged to the statement of income as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Cost of sales	(22,932)	(30,248)	(36,884)
Research and development expenses	(3,506)	(3,638)	(4,196)
Selling and marketing expenses	(2,380)	(2,610)	(3,536)
General and administrative expenses	(4,318)	(5,747)	(6,448)
Restructuring expenses (see Note 22)	—	—	2,555

Total depreciation expense	(33,136)	(42,243)	(48,509)

12. GOODWILL
Until December 31, 2004, goodwill was analyzed as follows:

	(in thousands of euros)
	2004	2003

Cost
As of January 1	156,081	165,443

Additions	—	5,901
Purchase price adjustments	(820)	—
Disposals and transfers	(36,791)	(9,918)
Currency adjustments	(2,088)	(5,345)

As of December 31	116,382	156,081

Accumulated depreciation and impairment
As of January 1	(118,354)	(92,256)

Impairment charge	—	(19,879)
Amortization	(7,718)	(13,172)
Disposals and transfers	36,791	4,543
Currency adjustments	1,096	2,410

As of December 31	(88,185)	(118,354)

Net book value as of December 31	28,197	37,727

Following the adoption of IFRS 3 as of January 1, 2005, goodwill can be analyzed as follows:

(in thousands of euros)
2005

Net book value as of January 1	28,197

Acquisition of subsidiary (see Note 5)	60,705
Impairment charge	—
Currency adjustments	1,924

Net book value as of December 31	90,826

Goodwill is allocated as follows to the Company’s cash-generating units (“CGU”) identified according to the operating segments:

	(in thousands of euros)
December 31	2005	2004	2003

Telecommunications	6,256	247	296
Financial Services	45,762	24,773	30,434
Identity and Security	38,808	3,177	6,997

Total	90,826	28,197	37,727

Impairment tests for goodwill
In 2005 and 2004, the Company did not record any goodwill impairment charge. In 2003 the Company recorded a goodwill impairment charge of € 19,879 thousand as a result of its impairment test (recorded in “Identity and Security” segment). This write-down resulted from the revision of the business plan of the acquired activities of Celocom Limited in November 2000.
13. DEFERRED DEVELOPMENT COSTS
Deferred development costs relate to capitalized software costs. They can be analyzed as follows:

	(in thousands of euros)
December 31	2005	2004	2003

Gross amount at the beginning of the year	55,846	54,651	56,658
Accumulated amortization at the beginning of the year	(36,624)	(36,735)	(30,748)

Balance at the beginning of the year	19,222	17,916	25,910

Deferred during the year	10,418	9,595	10,757
Less, allowances	(8,413)	(8,289)	(18,751)

Impact for the year on income before tax	2,005	1,306	(7,994)

Balance at the end of the year	21,227	19,222	17,916

Gross amount at the end of the year	55,456	55,846	54,651
Accumulated amortization	(34,229)	(36,624)	(36,735)

Balance at the end of the year	21,227	19,222	17,916

Research and development expenses incurred during the year consist of the following:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Research and development expenditures	69,400	68,208	63,918
Deferred development costs, net	(2,005)	(1,306)	7,994
Grants received including research tax credit	(5,126)	(4,310)	(2,689)

Total research and development expenses	62,269	62,592	69,223

14. OTHER INTANGIBLE ASSETS
Other intangible assets can be analyzed as follows:

	(in thousands of euros)
		Customer’s		Patents and
	Acquired	contractual		patent
	technology	relationships	Software	rights	Total 2005	Total 2004	Total 2003

Cost
As of January 1	—	—	35,289	6,428	41,717	46,864	54,672

Additions	—	—	2,693	—	2,693	1,779	4,728
Disposals and write-offs	—	—	(1,678)	(34)	(1,712)	(6,724)	(12,018)
Acquisition of subsidiary (see Note 5)	3,200	17,584	214	—	20,998	—	—
Currency adjustments	—	—	129	257	386	(202)	(518)

As of December 31	3,200	17,584	36,647	6,651	64,082	41,717	46,864

Accumulated amortization As of January 1	—	—	(26,881)	(5,871)	(32,752)	(30,707)	(23,938)

Amortization	(311)	(2,620)	(5,016)	(286)	(8,233)	(6,730)	(10,956)
Disposals and write-offs	—	—	822	—	822	4,603	3,957
Currency adjustments	—		(115)	(204)	(319)	82	230

As of December 31	(311)	(2,620)	(31,190)	(6,361)	(40,482)	(32,752)	(30,707)

Net book value As of December 31	2,889	14,964	5,457	290	23,600	8,965	16,157

Amortization has been charged to the Consolidated Statement of Income as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Cost of sales	4,467	2,031	2,182
Research and development expenses	2,082	2,306	6,366
Selling and marketing expenses	792	893	914
General and administrative expenses	892	1,500	1,494
Restructuring expenses	—	—	—

Total amortization	8,233	6,730	10,956

15. INVESTMENTS IN ASSOCIATES
Investments in associates can be analyzed as follows:

	(in thousands of euros)
	2005	2004	2003

As of January 1	12,864	19,216	21,008

Change in perimeter (1)	—	—	7,090
Acquisition of subsidiary (see Note 5)	4,537	—	—
Change in valuation allowance of shares in associates	(1,314)	(5,970)	(7,561)
Currency adjustments	222	(382)	(1,321)

As of December 31	16,309	12,864	19,216

(1)	Change in perimeter comprises the impact of changes in ownership interest leading to reclassifications between subsidiaries, available-for-sale financial assets and investments in associates.

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Change in valuation allowance of shares in associates	(1,314)	(5,970)	(7,561)
Gain on disposal of shares in associates	783	—	—

Share of (loss) profit of associates	(531)	(5,970)	(7,561)

The Company has investments in associates in several non-public start-up companies. These investments are accounted for in accordance with the accounting policies described in Note 2.3. Note 38 provides a summary of transactions between the Company and these entities.
In 2005, the Company sold entirely three of its investments and acquired one new investment (see Note 5). The sale of the three investments resulted in a gain on disposal of € 783 thousand.
As indicated in Note 2.2.b, the Company’s investment in associates includes goodwill (net of any impairment loss) identified on acquisition. As of December 31, 2005, 2004 and 2003, the net book value of goodwill in associates amounted to € 5,362 thousand, € 6,616 thousand and € 10,851 thousand, respectively.
As of December 31, 2005, the Company’s investments in associates over which the Company has significant influence, but not control, consisted of the following:

		Percentage			Percentage
		of			of
Name of the company	Country	ownership	Name of the company	Country	ownership

Leigh Mardon Gemplus Pty Ltd	Australia	50%	CLM GmbH & Co. KG	Germany	50%
Solutions Fides	Canada	49%	CLM GmbH	Germany	50%
Atchik-Realtime A/S	France	23.8%	Toppan Gemplus Services Co. Ltd	Japan	50%
Welcome Realtime SA	France	49%	Concesionaria Renave SA de CV	Mexico	20%
Immotec Systemes SAS	France	49%	Gemplus EDBV Smart Labs Pte Ltd	Singapore	50%
Gkard SAS	France	50%	Gemplus EDBV Smart Labs Management Pte Ltd	Singapore	50%
Netsize SA	France	24%	AB Svenska Pass	Sweden	50%
Setelis SA	France	21.6%
At December 31, 2004 and 2003, the summarized financial information relating to the Company’s associates was as follows (in thousands of euros):

	December 31, 2004	December 31, 2003

Net sales	109,577	79,209
Assets	52,232	41,612
Liabilities	43,891	30,530

Profit (loss)	(6,493)	(10,622)

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS
Available-for-sale financial assets consist of the following:

	(in thousands of euros)
As of December 31	2005	2004	2003

Investments in non-marketable equity securities	15,680	23,512	18,549
Provision for impairment of available-for-sale assets	(13,211)	(18,760)	(17,902)

Available-for-sale financial assets, net	2,469	4,752	647

Changes in available-for-sale financial assets are as follows:

	(in thousands of euros)
	2005	2004	2003

As of January 1	4,752	647	2,080

Additions	424	5,300	1,140
Acquisition of subsidiary (see Note 5)	121	—	—
Disposals	(21)	—	—
Change in valuation allowance (see Note 29)	(2,807)	(858)	(2,487)
Currency adjustments	—	(337)	(86)

As of December 31	2,469	4,752	647

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
In 2004, an investment in equity securities for which the carrying value was nil was the target of a reverse take-over and was subsequently listed on a US regulated market. In 2005, the Company took advantage of the listing to sell its investment. The sale resulted in a gain on disposal amounting to € 4,782 thousand (see Note 29).
17. OTHER NON-CURRENT RECEIVABLES
Other non-current receivables consist of the following:

	(in thousands of euros)
As of December 31	Notes	2005	2004	2003

Loans receivable from senior management, net of provision (68,828 in 2005, 69,885 in 2004 and 69,220 in 2003)	(37)	9,937	8,880	9,546
Research tax credit (non-current portion)		3,805	11,259	10,206
Rental deposits		1,047	716	855
Employee loans and other related loans		699	402	719
Prepaid expenses (non-current portion)		916	—	4,329
Carry-back receivable from tax authority	(20.1)	22,389	21,295	—
Restricted cash (non-current portion)	(10)	150	886	—
Other loans and assets		1,903	462	1,596

Total other non-current receivables		40,846	43,900	27,251

18. CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES
Current portion of provisions and other liabilities consist of the following:

	(in thousands of euros)
As of December 31	2005	2004	2003

Current portion of provisions	4,358	22,196	44,763
Other current liabilities	69,076	28,021	33,327

Total	73,434	50,217	78,090

Variation analysis of the current portion of provisions is as follows:

	(in thousands of euros)
			Effect of		Amount	Amount	Reclassification
			changes in		unused	used	within
Current portion	December 31,	December 31,	exchange	Increase in	during	during the	balance	December 31,
of provisions	2003	2004	rate	current liabilities	the period	period	sheet items	2005

Provision for restructuring (see Note 22)	38,951	16,619	72	—	(1,948)	(11,993)	850	3,600
Allowances for customer claims	612	377	9	181	(115)	(294)	—	158
Provision for legal action (see Note 37)	5,200	5,200	—	600	(5,200)	—	—	600

Total current portion of provisions	44,763	22,196	81	781	(7,263)	(12,287)	850	4,358

Other current liabilities consist of the following:

	(in thousands of euros)
As of December 31	2005	2004	2003

Deferred revenue	26,339	17,317	19,409
Customer deposits	5,235	5,228	5,690
Bank overdrafts	979	1,752	99
Borrowings (current portion)	118	—	—
Contingent consideration related to the acquisition of Setec (see Note 5)	30,000	—	—
Other accrued liabilities	6,405	3,724	8,129

Total other current liabilities	69,076	28,021	33,327

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

19. CURRENT AND NON-CURRENT OBLIGATIONS UNDER FINANCE LEASES
Finance leases obligations outstanding as of December 31, 2005, are analyzed as follows:

(in thousands of euros)

Not later than 1 year	6,595
Later than 1 year and not later than 5 years	20,903
Later than 5 years	8,313

Total minimum lease payments	35,811

Less, amount representing interest	(3,847)

Present value of minimum obligations under finance leases	31,964

Less, current portion of obligations under finance leases	(5,539)

Non-current obligations under finance leases	26,425

The present value of finance lease liabilities is as follows:

(in thousands of euros)

Not later than 1 year	6,479
Later than 1 year and not later than 5 years	18,951
Later than 5 years	6,534

Present value of minimum obligations under finance leases	31,964

In 2001, the Company entered into a sale-leaseback transaction with a major financial institution related to an office building located in La Ciotat, France. The capital lease has a duration of 12 years ending in September 2014. The related proceeds received amounted to nil in 2005, € 956 thousand in 2004 and € 2,142 thousand in 2003. This sale-leaseback transaction resulted in no gain or loss in the Consolidated Statement of Income.
20. NON-CURRENT PORTION OF PROVISIONS AND OTHER LIABILITIES
20.1 Non-current portion of provisions
Variation analysis of the non-current portion of provisions is as follows:

	(in thousands of euros)
			Effect of			Amount	Amount	Reclassification
			changes in	Acquisition	Increase in	unused	used	within
Non-current portion	December 31,	December 31,	exchange	of subsidiary	non-current	during	during the	balance	December 31,
of provisions	2003	2004	rate	(see Note 5)	liabilities	the period	period	sheet items	2005

Provision for patent claims	9,000	9,000	—	—	—	—	—	—	9,000
(see Note 37) Provision for income tax claims	41,017	7,440	86	—	895	(1,555)	(2,238)	—	4,628
Provision for pension costs (see Note 21)	1,562	2,845	111	347	1,603	—	(200)	—	4,706
Provision for restructuring (see Note 22)	—	4,036	157	—	—	(974)	(932)	(850)	1,437
Other provisions	5,503	2,375	5	1,579	484	(672)	(629)	569	3,711

Total	57,082	25,696	359	1,926	2,982	(3,201)	(3,999)	(281)	23,482

Provision for income tax claims
Upon filing a tax return, and in certain other limited circumstances (e.g. change in jurisprudence), the Company may have varying degrees of confidence that the tax position taken will ultimately be sustainable. The Company assesses the sustainability of the position in determining the provision for tax claims in the year the tax position is taken. The Company then reassesses the provision based upon the most current information available and management’s judgment regarding the likely outcome of any potential tax claims. The provision for income tax claims amounted to € 41,017 thousand, € 7,440 thousand and € 4,628 thousand as of December 31, 2003, 2004 and 2005, respectively.
A tax audit of the Company’s German subsidiaries was closed in 2005. The terms of the audit settlement were not significantly different from the agreement in principle that the Company had previously reached with the German tax authority. This resulted in the use of the related provision in an amount of € 2,092 thousand and the release of the unused portion of the provision in an amount of € 508 thousand.
In 2002, certain French subsidiaries of the Company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The tax assessment resulted in an amount payable by the Company of € 34,012 thousand in 2004 and the recognition of tax losses carried over amounting to € 24,040 thousand. To secure this tax credit, the Company elected to carry back these tax losses. The recovery of this carry back being expected in mid-2007, the amount has been discounted in accordance with IFRS. As of December 31, 2004 and 2005, the present value of the carry back receivable, amounting to € 21,295 thousand and € 22,389 thousand, respectively, is recorded in “other non-current receivables” ( see Note 17).
20.2 Other non-current liabilities
Other non-current liabilities consist of the following:

	(in thousands of euros)
As of December 31	2005	2004	2003

Unrecognized Government grants	2,918	3,973	3,618
Management compensation and severance liability (see Note 37)	9,937	8,880	9,546
Borrowings ( non-current portion)	562	—	—
Others	—	500	—

Total other non-current liabilities	13,417	13,353	13,164

21. PENSION PLANS
In France, the Company contributes to the national pension system and its obligations to employees in terms of pensions are limited to a lump-sum equal to the length of service award payable on the date the employee reaches retirement age, such award being determined for each individual based upon years of service provided and projected final salary. The current evaluation of the future length of service award liability is recorded as a non-current liability in the balance sheet together with pension liabilities. The pension obligations in France amounted to € 1,857 thousand, € 1,119 thousand and € 1,176 thousand at December 31, 2005, 2004 and 2003 respectively.
The Company also offers an Employee Investment Plan (EIP) to all US employees under section 401 (k) of the US Internal Revenue Code. Company contributions to the EIP plan amounted to approximately € 906 thousand, € 728 thousand and € 898 thousand in 2005, 2004 and 2003, respectively.
The Company operated its principal defined benefit plan in the United Kingdom which is now closed to new members. A stakeholder scheme and a defined contribution scheme now apply. Net periodic pension costs for the defined benefit plan for the years ended December 31, 2005, 2004 and 2003, are included in the analysis below. Actuarial evaluations have been performed at December 31, 2005, 2004 and 2003.
Other less significant defined benefit plans which apply in other countries are included in the figures below.

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Current year service cost	1,878	1,418	1,217
Past service cost	106	—	—
Interest accrued on pension obligations	2,166	1,669	1,465
Actual loss (return) on plan assets	(3,709)	(1,612)	(2,049)
Net amortization and deferral	2,790	763	1,285

Total pension costs	3,230	2,238	1,918

The following tables set forth the funded status of the defined benefit plans:

	(in thousands of euros)
As of December 31	2005	2004	2003

Accumulated benefit obligation	46,384	34,896	30,141
Projected benefit obligation	49,778	36,981	30,666
Plan assets at fair value	26,713	19,509	16,828

Projected benefit obligation in excess of plan assets	(23,065)	(17,472)	(13,838)

Unrecognized net loss	18,360	14,627	11,681

Net payable pension cost(see Note 20.1)	(4,706)	(2,845)	(2,157)

The following weighted average rates were used in the calculation of projected benefit obligation:

As of December 31	2005	2004	2003

Discount rate	4.00% - 4.75%	5.00% - 5.25%	4.50% - 5.50%
Expected rate of return on plan assets	5.25% - 7.00%	7.00%	7.00%
Assumed rate of compensation increase	3.00% - 3.75%	3.00% - 3.75%	3.00% - 3.75%

In the UK, plan assets are comprised of 57% of equity securities and 43% of corporate bonds. The investment strategy generally consists of matching the commitment, considering the age of the employees, their expected retirement date and the ratio between retired and active employees. The Company estimates the expected rate of return on plan assets using risk free rates, risk premiums and average dividend yields corresponding to its investment portfolio.
The change in fair value of the plan asset and the projected benefit obligation is as follows:

	(in thousands of euros)
	2005	2004	2003

Projected benefit obligation as of January 1	36,981	30,666	29,524

Service cost	1,878	1,418	1,217
Interest cost	2,166	1,669	1,465
Acquisition of subsidiary	2,330	—	—
Plan participants’ contributions	387	400	444
Actuarial (gain) loss	6,016	3,747	1,037
Benefits paid	(888)	(738)	(662)
Currency adjustments	908	(181)	(2,359)

Projected benefit obligation as of December 31	49,778	36,981	30,666

	(in thousands of euros)
	2005	2004	2003

Fair value of plan assets as of January 1	19,509	16,828	15,233

Actual return on plan assets	3,709	1,612	2,049
Employer contribution	1,540	1,488	1,045
Plan participants’ contributions	387	400	444
Benefits paid	(889)	(738)	(662)
Acquisition on subsidiary	1,983	—	—
Currency adjustments	474	(81)	(1,281)

Fair value of plan assets as of December 31	26,713	19,509	16,828

22. RESTRUCTURING
In 2001 and 2002, the Company announced three restructuring programs. The impacts of such programs on the financial statements are as follows:

	(in thousands of euros)
		Effect		Amount	Amount
Provision for reduction		of changes		unused	used	Reclassification
of workforce and	January 1,	in exchange	Increase in	during	during	within balance	December 31,
other cash outflows	2003	rate	provision	the period	the period	sheet items	2003

May 2001 restructuring program	2,058	(263)	89	—	(881)	—	1,003
February 2002 restructuring program	38,605	(817)	246	(170)	(27,247)	—	10,617
December 2002 restructuring program	312	(38)	54,848	—	(27,791)	—	27,331

Total	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

Including:
Current portion (see Note 18)	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951
Non-current portion (see Note 20)	—	—	—	—	—	—	—

Total	40,975	(1,118)	55,183	(170)	(55,919)	—	38,951

	(in thousands of euros)
		Effect		Amount	Amount
Provision for reduction		of changes		unused	used	Reclassification
of workforce and	January 1,	in exchange	Increase in	during	during	within balance	December 31,
other cash outflows	2004	rate	provision	the period	the period	sheet items	2004

May 2001 restructuring program	1,003	7	—	(312)	(589)	—	109
February 2002 restructuring program	10,617	(9)	143	(5,579)	(2,134)	—	3,038
December 2002 restructuring program	27,331	13	16,395	(3,664)	(22,567)	—	17,508

Total	38,951	11	16,538	(9,555)	(25,290)	—	20,655

Including:
Current portion (see Note 18)	38,951	12	15,402	(9,555)	(25,290)	(2,901)	16,619
Non-current portion (see Note 20)	—	(1)	1,136	—	—	2,901	4,036

Total	38,951	11	16,538	(9,555)	(25,290)	—	20,655

	(in thousands of euros)
		Effect		Amount	Amount
Provision for reduction		of changes		unused	used	Reclassification
of workforce and	January 1,	in exchange	Increase in	during	during	within balance	December 31,
other cash outflows	2005	rate	provision	the period	the period	sheet items	2005

May 2001 restructuring program	109	—	—	—	(47)	—	62
February 2002 restructuring program	3,038	186	—	(670)	(744)	(403)	1,407
December 2002 restructuring program	17,508	43	—	(2,252)	(12,134)	403	3,568

Total	20,655	229	—	(2,922)	(12,925)	—	5,037

Including:
Current portion (see Note 18)	16,619	72	—	(1,948)	(11,993)	850	3,600
Non-current portion (see Note 20)	4,036	157	—	(974)	(932)	(850)	1,437

Total	20,655	229	—	(2,922)	(12,925)	—	5,037

The impact of restructuring activity on the Consolidated Statement of Income is as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Reduction of workforce and other cash outflows
Restructuring expenses	—	16,538	55,183
Release of unused provisions	(2,922)	(9,555)	(170)

Total	(2,922)	6,983	55,013

Non-cash write-offs of assets
Restructuring expenses	—	3,695	9,515
Release of unused provisions	(313)	(2,294)	(2,555)

Total	(313)	1,401	6,960

Total restructuring (reversals)expenses	(3,235)	8,384	61,973

The market value for assets related to closed sites and buildings is the estimated realizable value. The estimated realizable value is determined with reference to expert valuations that include the analyses of discounted cash flows, comparable transactions, bids or selling price of the building, as applicable.
As of December 31, 2005, there were no significant activities to be terminated with respect to these restructuring programs.
23. SHAREHOLDERS’ EQUITY
23.1 Ordinary shares
Gemplus International SA is a corporation incorporated in the Grand Duchy of Luxemburg. The authorized share capital of the Company is currently € 400 million consisting of one billion eight hundred and eighty-nine million four hundred and sixty-six thousand two hundred and twenty-six shares (1,889,466,226) of no nominal value.
As previously authorized by the Board of Directors, on May 27, 2005, the Company issued 19 million shares in exchange for a cash contribution of € 33,688 thousand, net of cost of issuing shares amounting to € 360 thousand, in connection with the acquisition of Setec Oy, without reserving any pre-emptive rights. This issue was made pursuant to the authorization given to the Board of Directors to issue, out of the authorized share capital, further shares up to the total authorized share capital in whole or in part from time to time with or without reserving any pre-emptive subscription rights for existing shareholders and as it may in its discretion determine.
23.2 Contribution of Gemplus SA shares and issuance of shares following stock option exercise
In February 2000, 95.1% of the shareholders of Gemplus SA, a French corporation and former holding company of the Group, exchanged their shares of Gemplus SA for shares in Gemplus International SA, a newly formed Luxemburg corporation on a one to fifty basis. This transaction has been accounted for using historical cost basis accounting. As of December 31, 2005, certain shares held by employees or former employees had not yet been contributed. Gemplus SA shares still to be contributed correspond to the equivalent of 511,700 Gemplus International SA shares representing 0.08% of the shareholdings of Gemplus International SA, which in total was represented by 630,880,979 shares as of December 31, 2005. As of December 31, 2005, certain options held by employees under the Gemplus SA stock option plans had not been exercised. Following exercise of these options, the corresponding Gemplus SA shares may be contributed by their holders to Gemplus International SA. Since the shares of Gemplus SA are not available for sale to the general public but can be converted into shares of Gemplus International SA upon request, it has been considered certain that the shares (including shares issued following exercise of Gemplus SA stock options) will eventually be converted. These shares are therefore assumed to be a component of shareholders’ equity. Thus, they have been included in both the basic and diluted earnings per share calculations.

During 2003, 2004 and 2005, Gemplus SA issued respectively 17,550, 901,250 and 328,150 shares of Gemplus SA following the exercise of Gemplus SA stock options held by employees.
During 2003, 2004 and 2005, the Company issued respectively 1,010,900, 3,295,800 and 1,956,900 shares following the contribution of respectively 20,218, 65,916 and 39,138 shares of Gemplus SA held mainly by employees.
During 2003, 2004 and 2005, the Company issued respectively 179,837, 268,207 and 1,830,376 shares following the exercise of Gemplus International SA stock options held by employees.
23.3 Treasury shares
On April 17, 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel, when owning them directly, the 30,743,679 shares returned by Mr. Perez, a former Chief Executive Officer and held by an indirect subsidiary. In accordance with this decision, on March 10, 2003, the 30,743,679 shares were cancelled, without any effect on the Company’s shareholders’ equity in accordance with accounting principles described in Note 2.19. The cancellation of these shares did not result in a reduction of the issued share capital of the Company; however, it resulted in an increase of the par value of the issued shares.
During 2003, the Company purchased 487,957 shares of its outstanding common stock from former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.
In 2005, the Company granted 500,000 restricted shares to one of its executives.
As of December 31, 2005, the Company held 942,715 shares of its outstanding common stock.
Change in treasury shares is as follows:

Number of treasury shares

As of December 31, 2002	31,727,101

Cancellation of treasury shares	(30,743,679)

Purchase of shares pursuant to the 2000 Celocom Limited share purchase agreement	487,957

As of December 31, 2003	1,471,379

Sale of treasury shares	(28,664)

As of December 31, 2004	1,442,715

Grant of restricted shares	(500,000)

As of December 31, 2005	942,715

The number of shares as of December 31, 2005, can be analyzed as follows:

Number of shares outstanding	630,369,279

Gemplus SA shares to be contributed (1)	511,700

Number of shares outstanding including shares to be contributed	630,880,979

Treasury shares	(942,715)

Basic number of shares outstanding	629,938,264

Options outstanding	78,526,053

Warrants outstanding	2,561,973

Number of shares on a fully diluted basis	711,026,290

(1)	This number of shares includes Gemplus SA shares issued following the exercise of Gemplus SA stock options until December 31, 2005, but that have not yet been recorded by the Gemplus SA Board of Directors, being specified that part of those shares (1,240,200) have been contributed to Gemplus International SA, in exchange for shares in Gemplus International SA.
As of December 31, 2005, 45,820,277 options are authorized but not yet granted under the different stock option plans (see Note 24).
23.4 Additional paid-in capital
Based on a decision by the Board of Directors of the Company of December 7, 2000, pursuant to Luxemburg law on the minimum value of shares, as of December 31, 2005, € 648,191 thousand of the additional paid-in capital constitute an undistributable reserve (€ 624,758 thousand as of December 31, 2004 and € 621,094 thousand as of December 31, 2003). Such reserve could, under current legislation, be distributed only in accordance with the rules applicable to reductions in share capital.
24. STOCK OPTION PLANS
The Company may grant, under various stock option plans (the “Plans”), options to purchase or subscribe for ordinary shares to its employees and officers. Under the various Plans, the exercise price of options granted may be less than the fair market value of the ordinary common shares at the date of grant. The options must generally be exercised within seven to ten years from the date of grant and typically vest in equal amounts over a period of three to four years, subject to certain exceptions as described hereafter.
On May 23, 2005, the Board of Directors of the Company resolved to grant certain stock options under authorizations from our shareholders. Under this arrangement, the Board of Directors of the Company decided to issue options for 6,000,000 shares to certain senior executives, excluding the CEO of the Company, with vesting linked to the share price performance and at an exercise price of € 2.00. These more stringent vesting conditions for the options for senior executives are generally as follows: 100% of the options will vest if the share price reaches € 4.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 80% of the options will vest if the share price reaches € 3.50 as an average for a consecutive 90 day period before the end of the first quarter of 2008; 40% of the options will vest if the share price reaches € 3.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008; and none of the options will vest if the share price does not reach € 3.00 as an average for a consecutive 90 day period before the end of the first quarter of 2008. The Board of Directors has resolved that the Company should issue these stock options and has delegated the implementation of the plan to the Compensation Committee and the Stock Administration Committee.

Stock option activity was as follows:

	Number of options
	authorized not	Number of options		Average Price
	yet granted	outstanding	Price per share	per share

Balances, December 31, 2002	69,135,081	76,017,819	€0.83 - € 7.96	€2.17

Options exercised	—	(197,387)	€0.83 - € 1.13	€0.88
Options granted	(16,140,000)	16,140,000	€0.83 - € 1.52	€1.37
Options lapsed	—	(10,500)	€0.83	—
Options forfeited	2,243,169	(9,675,019)	€0.83 - € 6.00	€2.52
Options authorized	—	—	—	—

Balances, December 31, 2003	55,238,250	82,274,913	€0.83 - € 6.00	€1.98

Options exercised	—	(1,169,457)	€0.83 - € 1.71	€1.26
Options granted	(3,200,000)	3,200,000	€1.45 - € 1.82	€1.66
Options lapsed	—	(65,000)	€1.35	—
Options forfeited	2,598,602	(10,168,141)	€0.96 - € 6.00	€2.63
Options authorized	—	—	—	—

Balances, December 31, 2004	54,636,852	74,072,315	€0.83 - € 6.00	€1.88

Options exercised	—	(2,158,526)	€0.96 - € 1.71	€1.29
Options granted	(12,363,140)	12,363,140	€1.73 - € 2.02	€1.89
Options lapsed		(74,150)	€1.52	—
Options forfeited	3,546,565	(5,676,726)	€0.96 - € 6.00	€2.13
Options authorized	—	—	—	—

Balances, December 31, 2005	45,820,277	78,526,053	€0.83 - € 6.00	€1.88

     The following table summarizes information with respect to stock options outstanding and exercisable as of December 31, 2005:

	Number	Weighted	Number
Exercise prices	of options	average remaining	of options
(ineuros)	outstanding	contractual life (years)	exercisable

0.83	2,000,000	7.6	1,000,000
0.84	8,000,000	6.7	6,000,000
0.96	50,000	7.3	50,000
1.13	11,144,664	6.9	6,899,143
1.14	20,000	6.6	15,000
1.23	1,700,000	7.6	875,000
1.24	247,875	7.6	52,923
1.25	200,000	7.5	100,000
1.28	133,250	6.7	89,350
1.42	1,000,000	6.5	750,000
1.45	400,000	8.3	100,000
1.46	4,038,125	7.8	1,550,625
1.49	40,000	7.8	20,000
1.52	6,366,400	7.5	3,123,900
1.58	1,000,000	8.4	250,000
1.66	550,000	8.8	137,500
1.71	2,851,700	2.0	2,851,700
1.73	1,365,000	9.4	—
1.77	3,946,800	9.4	—
1.79	1,000,000	8.3	250,000
1.82	650,000	8.9	62,500
1.99	39,000	9.7	—
2.00	5,250,000	9.4	—
2.02	400,000	9.7	—
2.25	4,000,000	6.7	3,000,000
2.29	12,531,650	3.3 1	2,531,650
2.60	74,200	6.1	55,650
2.68	235,900	6.1	176,925
2.87	15,500	5.8	15,500
2.90	376,400	5.7	376,400
3.17	35,000	5.9	35,000
3.18	50,000	5.9	50,000
3.51	6,797,250	4.5	6,797,250
3.79	301,213	5.5	301,213
4.14	4,650	5.5	4,650
6.00	1,711,476	4.9	1,711,476

	78,526,053	6.4	49,233,355

Weighted average exercise price (options outstanding):			€1.88
Weighted average exercise price (options exercisable):			€2.07

On April 17, 2002, the Company’s Board of Directors voted to approve a rollover plan whereby the employees were offered an option to cancel stock options previously granted under plans adopted in 2000 and received reissued options at a new exercise price. This plan was launched on May 23, 2002 and 17,106,162 stock options with an average exercise price of € 4.52 were cancelled on June 5, 2002. 17,034,084 new stock options were granted on December 10, 2002 at an exercise price of € 1.13 corresponding to the market price of the Company’s shares on the date of the grant. As of December 31, 2005, 11,199,539 of the stock options resulting from the rollover were outstanding.

Stock options’ fair value is measured by use of a lattice-based option-pricing model. This model is derived from the standard binominal model and takes into account the effects of non-transferability, exercise restriction, as well as behavioral considerations. Inputs of the model were as follows:

		Average
	Average	Gemplus stock	Average stock	Average risk-
	contractual	price on grant	option exercise	free interest	Average
	maturity	date	price	rate	volatility

Stock options granted in 2002	10 years	€1.13	€1.13	3.30%	53%
Stock options granted in 2003	10 years	€1.29	€1.25	2.34%	43%
Stock options granted in 2004	10 years	€1.79	€1.66	2.64%	38%
Stock options granted in 2005	10 years	€1.84	€1.89	2.78%	34%

For each grant, the volatility was determined by calculating the one-year historical volatility of the Company’s share price returns, over the last 250 market-days prior grant date.
Forfeiture rates as well as early leavers’ statistics (i.e. the likelihood an employee with vested stock options leaves the company prior stock options’ contractual maturity) have been estimated based on historical data.
Warrants
The Company has issued certain warrants which have not been exercised and remain outstanding as of December 31, 2005. These warrants give right to purchase 2,561,973 ordinary shares at a purchase price of € 2.338 per share at any time before December 2007.
25. COMPREHENSIVE INCOME
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
The components of other comprehensive income in the shareholders’ equity section of the balance sheets as of December 31, 2005, 2004 and 2003, respectively, were as follows:

	(in thousands of euros)
As of December 31	2005	2004	2003

Cumulative translation adjustment	(3,284)	(16,411)	(6,460)
Net unrealized gain (loss) on hedging instruments qualifying as effective	(1,123)	28,367	11,030

Other comprehensive income	(4,407)	11,956	4,570

The components of comprehensive income for the years ended December 31, 2005, 2004 and 2003, respectively, were as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Net income (loss)	91,398	6,291	(158,955)

Change in cumulative translation adjustment	13,127	(9,951)	(8,333)
Change in fair value of derivatives qualifying as effective hedging instruments	(29,490)	17,337	4,332

Change in cumulative other comprehensive income	(16,363)	7,386	(4,001)

Comprehensive net income (loss)	75,035	13,677	(162,956)

26. NET SALES
Analysis of net sales by category is as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Sales of goods	900,357	826,644	711,323
Sales of services	36,658	35,591	34,218
Other net sales	1,860	2,799	3,662

Total net sales	938,875	865,034	749,203

License fees and royalties are included in “other net sales”.
27. EXPENSES BY NATURE
Expenses by nature are as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Depreciation, amortization and impairment	(41,369)	(56,691)	(95,071)
External labor costs	(19,258)	(41,212)	(28,254)
Employee benefit expenses	(281,176)	(263,005)	(276,507)
Material costs	(367,135)	(327,080)	(285,146)
Other expenses	(163,182)	(150,728)	(198,011)

Total expenses	(872,120)	(838,716)	(882,989)

Employee benefit expenses by nature are as follows:

	(in thousands of euros)
Years ended December 31	2005	2004	2003

Wages and salaries	(255,987)	(246,588)	(259,670)
Pension benefits – Defined contribution plans	(11,850)	(8,922)	(9,580)
Pension benefits – Defined benefit plans (see Note 21)	(3,230)	(2,238)	(1,918)
Share-based compensation expense (1)	(4,320)	—	—
Other expenses	(5,789)	(5,257)	(5,339)

Total employee benefit expenses	(281,176)	(263,005)	(276,507)

(1)	The Company has adopted IFRS 2 Share-based Payments starting January 1, 2005.
Headcount was 6,347, 5,476, and 5,037 as of December 31, 2005, 2004 and 2003, respectively.

28. FINANCIAL INCOME AND EXPENSE, NET
Financial income and expense, net, consists of the following:

(in thousands of euros)
Years ended December 31	2004	2004	2003

Financial income	8,821	8,245	10,484
Financial expense	(1,162)	(2,592)	(2,280)

Financial income (expense), net	7,659	5,653	(8,204)

Financial income is mainly composed of the return on short-term investments (see Note 6).
Financial expense is mainly composed of finance lease interest (see Note 19).
29. OTHER NON-OPERATING INCOME AND EXPENSE, NET
Other non-operating income and expense, net, consists of the following:

(in thousands of euros)
Years ended December 31	Notes	2005	2004	2003

Change in valuation allowance of available-for-sale financial assets	(16)	(2,807)	(858)	(2,487)
Gain on disposal of available-for-sale financial assets	(16)	4,782	—	—
Net foreign exchange gains (losses)	(31)	(4,276)	(5,900)	(8,652)

Other non-operating income and expense, net		(2,301)	(6,758)	(11,139)

“Net foreign exchange gains (losses)” is mainly composed of the ineffective portion of hedging instruments, and of exchange gains and losses on transactions of subsidiaries whose currency exposure is not managed at the Company’s corporate treasury level. Effective portion of hedging instruments, and exchange gains and losses on hedged commercial transactions, are reported in “Cost of sales” (see Note 31).
30. INCOME TAX EXPENSE
The components of income tax expense are as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Current taxes	(7,035)	(9,292)	(3,329)
Deferred taxes	26,851	(3,661)	(11,344)

Total income tax benefit (expense)	19,816	(12,953)	(14,673)

A reconciliation between the reported income tax expense and the theoretical amount that would arise using a standard tax rate is as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Income (loss) before taxes	71,582	19,244	(144,282)

Income tax calculated at corporate tax rate (1)	(21,746)	(5,846)	43,833
Effect of tax exemption	6,668	1,174	5,438
Effect of different tax rates	8,853	4,679	12,053
Effect of utilization of unrecognized tax assets	9,245	9,706	1,854
Effect of the reassessment of the recognition of deferred tax assets	25,767	(2,901)	(8,648)
Effect of unrecognized tax assets	(6,474)	(12,829)	(53,689)
Provision for tax risks (see Note 20)	660	(1,559)	186
Discounting of carry back receivable (see Note 20)	—	(3,018)	—
Effect of expenses non deductible and revenues non taxable and others	(3,157)	(14)	(5,659)
Effect of goodwill amortization resulting from mergers and acquisitions	—	(2,345)	(10,041)

Income tax benefit (expense)	19,816	(12,953)	(14,673)

(1)	Luxemburg tax rate of 30.38% in 2005, 2004 and 2003.
At each balance sheet date, the Company reassesses the recognition of its deferred tax assets. The Company recognizes deferred tax assets when it determines that it is more likely than not that the asset will be recovered from future taxable income. In certain jurisdictions, this time frame has been limited to two years to reflect the cyclical nature of the industry, rapid technological changes and shifts in customer demand. In these jurisdictions, the Company does not believe that it is more likely than not that it will have sufficient taxable income in the future to realize the unrecognized deferred tax asset. The Company returned to profitability in 2004, a trend which has been confirmed in 2005. This led the Company to recognize in 2005 deferred tax assets in certain tax jurisdictions.
In 2005, previously unrecognized deferred tax assets were recognized for an amount of € 25,767 thousand, in France, Germany, Mexico and Italy. In 2004 and 2003, the Company reduced the amount of deferred tax assets recognized in previous years by € 2,901 thousand and € 8,648 thousand, respectively, primarily reflecting the impact of business changes in certain tax jurisdictions.
The components of the net deferred tax assets recorded at December 31, 2005, 2004 and 2003 are as follows:

(in thousands of euros)
As of December 31	2005	2004	2003

ASSETS
Loss carryforwards	24,104	3,098	29,223
Excess book over tax depreciation and amortization	1,844	1,091	1,585
Other temporary differences	10,021	2,253	1,635

Total (1)	35,969	6,442	32,443

To be recovered after more than 12 months	26,922	3,621	29,163
To be recovered within 12 months	9,047	2,821	3,280

LIABILITIES
Excess tax over book depreciation and amortization	(7,121)	(178)	(294)
Other temporary differences	(414)	—	(289)

Total	(7,535)	(178)	(583)

Payable after more than 12 months	(7,121)	(178)	(294)
Payable within 12 months	(414)	—	(289)

Deferred tax assets, net	28,434	6,264	31,860

Deferred tax assets	32,788	6,264	31,860
Deferred tax liabilities	4,354	—	—

(1)	Unrecognized deferred tax assets amounted to € 307,905 thousand at December 31, 2005 (€ 328,339 thousand and € 212,368 thousand at December 31, 2004 and 2003, respectively).

The Company had no net deferred tax liability at December 31, 2004 and 2003. As of December 31, 2005, the Company had net deferred tax liabilities for an amount of € 4,354 thousand, mostly due to the fact that the assets acquired as part of the Setec business combination (see Note 5) have been recognized at their fair value whereas, for tax purposes, the assets retain their basis in hands of the seller.
In 2003, 2004 and 2005, the Company did not recognize potential deferred tax assets in amounts of € 212,368 thousand, € 328,339 thousand and € 307,905 thousand, respectively, excluding amounts subject to change of ownership limitations (€ 7,412 thousand , € 6,796 thousand and € 7,775 thousand, respectively, as of December 31, 2003, 2004 and 2005).
The Company offsets deferred tax assets and liabilities when it has a legally enforceable right to set off current tax assets against current tax liabilities, both of which relate to income taxes levied by the same taxation authority.
The gross variation in deferred income tax assets is as follows:

(in thousands of euros)
	2005	2004

As of January 1	6,264	31,860

Income statement benefit (charge)	26,851	(3,661)
Acquisition of subsidiaries	(5,550)
Impact of tax loss carryback election (see Note 20)	—	(24,040)
Other balance sheet reclassifications	511	2,178
Exchange differences	358	(73)

As of December 31	28,434	6,264

Loss carryforwards
As of December 31, 2005, the Company had total deferred tax assets available related to net operating loss carryforwards in the amount of € 331,254 thousand. The carryforward of € 20,272 thousand is limited to 20 years from the year the losses arose and substantially all of the remainder may be used indefinitely.
Taxes on undistributed earnings
Deferred taxes on the undistributed earnings of the Company’s foreign subsidiaries are provided for unless the Company intends to indefinitely reinvest the earnings in the subsidiaries. The Company intends to indefinitely reinvest undistributed earnings of its foreign subsidiaries in most countries. For subsidiaries where the Company does not have this intention, a distribution of the related earnings would not trigger taxes. Thus, the Company did not provide for deferred taxes on the earnings of those subsidiaries.

31. NET FOREIGN EXCHANGE GAINS (LOSSES)
The foreign exchange gains and losses (charged) credited to the Consolidated Statement of Income are included as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Net sales”	8,580	—	—

Cost of sales		15,204	12,494

Research and development expenses	—	—	—

Selling and marketing expenses	—	—	—

General and administration expenses	—	—	—

Other non-operating income (expense), net (see Note 29)	(4,276)	(5,900)	(8,652)

Total net foreign exchange gains (losses)	4,304	9,304	3,842

Effective portion of qualified hedging instruments is recorded within operating income. Ineffective portion of qualified hedging instruments and exchange gains and losses on transactions not hedged are recorded within non-operating income (expense).
Since January 1, 2005, foreign exchange gains or losses arising from the Company’s business activities and qualified hedges under IAS 39 are no longer exclusively recorded in cost of sales. Instead, the gains or losses are allocated to the portion of the income statement relating to the underlying currency exposure.
32. NET INCOME (LOSS) PER SHARE CALCULATION
A reconciliation of the numerator and denominator of basic and diluted net income per share is provided as follows:
As net loss was reported in 2003, the dilutive effects of stock options, warrants and shares to be issued were excluded from the net loss per share calculation in this period, as the effect would be anti-dilutive.
Gemplus SA shares to be contributed are included in the weighted average number of common shares outstanding (see Note 23).

(in thousands of euros, except shares and per share data)
Years ended December 31	2005	2004	2003

Net income (loss) attributable to equity holders of the Company (numerator)	89,890	4,674	(161,107)

Shares used in basic net income (loss) per share calculation (denominator):

Weighted average number of common shares outstanding	618,337,539	606,672,060	605,658,965

Dilutive effect of stock options	16,457,030	12,350,412	5,625,142

Weighted average diluted number of shares outstanding	634,794,569	619,022,472	611,284,107
Shares used in diluted net income (loss) per share (denominator)	634,794,569	619,022,472	605,658,965

Net income (loss) per share attributable to equity holders of the Company (in euros)
Basic	0.15	0.01	(0.27)
Diluted	0.14	0.01	(0.27)

33. SEGMENT INFORMATION
33.1 Primary reporting format – operating segments
In 2005, the Company continued to report in three operating segments: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, according to the operating structure set up in 2004.
There are no changes with respect to the Telecommunications segment, which includes our wireless solutions, as well as prepaid telephone cards and other products.
The Financial Services segment remains unchanged and includes systems and services based on chip card technology in areas such as financial services, loyalty programs, transportation access and pay-television, as well as magnetic strip plastic cards for banking applications.
The Identity and Security segment is unchanged and includes systems and services based on chip card technology in areas such as national ID, healthcare, driver’s license, car registration, passport and visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.
Our activities in Financial Services and Identity and Security segments include the sales of chip card readers to our customers and chip card interfacing technologies to device manufactures.
These three segments have different customer bases, and each of them has separate financial information available. Management evaluates these segments regularly, decides how to allocate resources and assesses their performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using net sales, gross profit and operating income (loss). The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.
The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies as discussed in Note 2.
The following tables present selected segment data for the years ended December 31, 2005, 2004 and 2003:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Net sales
Telecommunications	654,516	641,775	542,534
Financial Services	202,870	182,237	168,167
Identity and Security	81,489	41,022	38,502

Net sales	938,875	865,034	749,203

Gross profit
Telecommunications	241,517	220,781	166,776
Financial Services	41,873	37,672	31,951
Identity and Security	26,518	12,048	8,529

Gross profit	309,908	270,501	207,256

Operating expenses
Telecommunications	(158,657)	(148,982)	(196,123)
Financial Services	(43,198)	(63,948)	(88,527)
Identity and Security	(41,298)	(31,253)	(56,392)

Operating expenses	(243,153)	(244,183)	(341,042)

Operating income (loss)
Telecommunications	82,859	71,799	(29,347)
Financial Services	(1,325)	(26,276)	(56,576)
Identity and Security	(14,779)	(19,205)	(47,863)

Operating income (loss)	66,755	26,318	(133,786)

33.2 Secondary reporting format – geographical segments
The Company’s three business segments operate in three main geographical areas, even though they are managed on a worldwide basis.
The following is a summary of sales to external customers by geographic area for the years ended 2005, 2004 and 2003:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Europe, Middle East and Africa	491,050	443,141	407,718
Asia	172,649	194,292	171,860
Americas	275,176	227,601	169,625

Net sales	938,875	865,034	749,203

Revenues from external customers are based on the customers’ billing location. Accordingly, there are no sales transactions between operating segments. The Company does not allocate long-lived assets by location for each geographic area. The Company’s country of domicile is Luxemburg in which sales to customers are insignificant.
34. DIVIDENDS PER SHARE
The Company did not pay any dividend during 2005, 2004 and 2003.
35. FINANCIAL ASSETS AND LIABILITIES AT FAIR MARKET VALUE
Derivative financial instruments (forward exchange contracts; currency options contracts) are accounted for at fair value. Non marketable investments for which fair value cannot be measured reliably are carried at cost, net of any accumulated impairment. The carrying amount of financial assets and liabilities which can be measured reliably is a reasonable approximation of their fair value.
36. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest and income taxes are as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Cash paid for:
Interest	1,666	1,987	3,069
Income taxes	9,591	36,206	3,651

Changes in trade accounts receivable and related current liabilities are as follows:

(in thousands of euros)
				Acquisition of
	As of January 1,	Change in	Currency	subsidiary		As of December 31,
	2005	working capital	adjustments	(see Note 5)	Transfers	2005

Trade accounts receivable, net	(148,512)	(15,590)	(9,010)	(9,910)	—	(183,022)
Related current liabilities	22,545	3,457	893	4,679	—	31,574

Trade accounts receivable and related current liabilities	(125,967)	(12,133)	(8,117)	(5,231)	—	(151,448)

Changes in trade accounts payable and related current assets are as follows:

(in thousands of euros)
			Change in		Acquisition
	As of January 1,	Change in	non-trade	Currency	of subsidiary		As of December 31,
	2005	working capital	accounts payable	adjustments	(see Note 5)	Transfers	2005

Trade accounts payable net	94,025	3,589	155	2,146	5,303	867	106,085
Related current assets	(12,548)	(2,767)	(674)	(402)	(1,294)	398	(17,287)

Trade accounts payable and related current assets	81,477	822	(519)	1,744	4,009	1,265	88,798

Changes in inventories are as follows:

(in thousands of euros)
		Change in		Acquisition
	As of January 1,	working	Currency	of subsidiary		As of December 31,
	2005	capital	adjustments	(see Note 5)	Transfers	2005

Inventories	(115,610)	22,661	(4,394)	(10,330)	—	(107,673)

Changes in salaries, wages and other include mainly the following:

(in thousands of euros)
		Change in
	As of January 1,	working	Currency	Acquisition		As of December 31,
	2005	capital	adjustments	of subsidiary	Transfers	2005

Salaries, wages	55,198	2,437	1,335	3,844	(76)	62,738
Other operating (assets) and liabilities	(4,191)	1,992	(554)	291	(1,556)	(4,018)

Salaries, wages and other	51,007	4,429	781	4,135	(1,632)	58,720

Depreciation, amortization and impairment include the following:

(in thousands of euros)
Years ended December 31	Notes	2005	2004	2003

Property, plant and equipment, depreciation	(11)	33,136	42,243	51,064
Goodwill amortization and impairment	(12)	—	7,718	33,051
Other intangible assets depreciation	(14)	8,233	6,730	10,956

Depreciation, amortization and impairment		41,369	56,691	95,071

Changes in value-added and income taxes are as follows:

(in thousands of euros)
		Change in
	As of January 1,	working	Currency	Acquisition		As of December 31,
	2005	capital	adjustments	of subsidiary	Transfers	2005

Value-added and income taxes	4,175	(1,021)	95	2,800	(699)	5,350

37. COMMITMENTS AND CONTINGENCIES
Legal proceedings
On May 26, 2005, the Aix-en-Provence Court of Appeal rendered a decision in favor of Gemplus SA in a proceeding originally brought by Mr. Alain Nicolaï. That decision reversed a judgment of the Marseille Commercial Court against Gemplus SA in the amount of € 21,952 thousand, and ordered the reimbursement of an escrow in such amount that Gemplus SA had established in 2004. In 2005, the Company recorded the reimbursement of the escrow, and reversed a provision for this matter that it had recorded on December 31, 2004, in the amount of € 5,200 thousand. The claimants in this action have filed requests for further review by the French Supreme Court and the Aix-en-Provence Court of Appeal, which are currently pending, and which the Company believes are without merit.
In 2000, Marc Lassus, a former chairman of the Company’s Board, was granted a loan of € 71,900 thousand to finance the exercise of stock options. In December 2001, Mr. Lassus ceased his positions with the Company. In the second quarter of 2002, the Company learned that Mr. Lassus had financial difficulties that would affect his ability to repay the loan. Accordingly, the Company recorded a provision amounting to € 67,582 thousand, taking into account an outstanding liability of USD 10,000 thousand (corresponding to € 8,392 thousand, € 7,335 thousand and € 8,001 thousand as of December 31, 2005, 2004 and 2003, respectively) relating to a severance payment and an amount of € 1,545 relating to employment payments, which are conditioned on reimbursement of the loan. In proceedings brought by the Company, in April 2004, an arbitral tribunal issued a final award in favor of the Company and its indirect subsidiary against Mr. Lassus in the amount of € 71,900 thousand, plus accrued interest and attorneys’ fees and costs. The Company has not forgiven the loan or released the arbitration award.
Prior to 2005, the Company recorded a provision of € 9,000 thousand for the risks related to a patent legal action under the caption “Non-current portion of provisions” (see Note 20.1). Because some risks remain in certain areas, the Company has decided to maintain this provision. The Company estimates that the ultimate resolution of the matter could result in a loss of up to € 6,000 thousand in excess of the amount accrued.
In the first quarter of 2006, the Sanctions Commission of the Autorité des Marchés Financiers (“AMF”) imposed upon the Company a fine of € 600 thousand. This sanction was in respect of the documents de référence filed by the Company in respect of the years 2000 and 2001. The Commission ruled that the Company had not communicated any misleading information with respect to its accounting results. The Company has decided to appeal this decision before the Paris Court of Appeal. The Company recorded a provision in the amount of € 600 thousand in respect of this matter in the fourth quarter of 2005.
As of December 31, 2005, 2004 and 2003, there is no situation where no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, or because the probability that the loss may have been incurred is less than probable and more than possible.
In addition to the legal action and claims mentioned above, the Company is subject to legal proceedings, claims and legal actions arising in the ordinary course of business. The Company’s management does not expect that the ultimate costs to resolve these other matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Contractual obligations
The Company leases some of its manufacturing and office space under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Future minimum lease payments under all non-cancelable operating leases as of December 31, 2005, 2004 and 2003 are described in the table below.
As of December 31, 2005, 2004 and 2003, the Company’s contractual obligations are as follows:

Schedule of payments				(in thousands of euros)

Contractual obligations
as of December 31, 2005	Total	Less than 1 year	1 to 5 years	More than 5 years

Borrowings	725	131	512	82
Finance lease obligations	35,811	6,595	20,903	8,313
Operating lease obligations	35,778	10,123	16,004	9,651
Purchase obligations (1)	114,506	110,612	3,894	—
Other long-term obligations	—	—	—	—

Total	186,820	127,461	41,313	18,046

(1)	Including € 69,400 thousand related to microprocessor chips purchase commitments.

Schedule of payments				(in thousands of euros)

Contractual obligations
as of December 31, 2004	Total	Less than 1 year	1 to 5 years	More than 5 years

Borrowings	—	—	—	—
Finance lease obligations	44,549	7,235	25,392	11,922
Operating lease obligations	18,412	3,894	6,119	8,399
Purchase obligations (2)	60,934	60,934	—	—
Other long-term obligations	—	—	—	—

Total	123,895	72,063	31,511	20,321

(2)	Including € 46,800 thousand related to microprocessor chips purchase commitments.

Schedule of payments				(in thousands of euros)

Contractual obligations
as of December 31, 2003	Total	Less than 1 year	1 to 5 years	More than 5 years

Borrowings	—	—	—	—
Finance lease obligations	51,151	7,377	25,961	17,813
Operating lease obligations	16,098	5,187	7,446	3,465
Purchase obligations (3)	79,202	78,106	1,096	—
Other long-term obligations	—	—	—	—

Total	146,451	90,670	34,503	21,278

(3)	Including € 54,500 thousand related to microprocessor chips purchase commitments.
As of December 31, 2005, 2004 and 2003, no obligations or commitments other than those disclosed in the note above would have a significant impact on the Company’s Consolidated Financial Statements.

Off-balance sheet arrangements
The Company enters into off-balance sheet arrangements in the ordinary course of its business. These arrangements include purchase and lease obligations, operating leases (both presented in the tabular disclosure of contractual obligations above) and bank guarantees issued to third parties.
Bank guarantees issued to third parties can be presented as follows:

(in thousands of euros)
As of December 31	2005	2004	2003

Performance, down payment and bid bonds	11,670	10,340	10,817
Other bank guarantees related to operations	2,514	3,811	6,518

Total bank guarantees issued to third party	14,184	14,151	17,335

As of December 31, 2005, bank guarantees, mainly performance bonds and bid bonds, amounted to € 14,184 thousand. These guarantees are issued as part of the Company’s normal operations in order to secure the Company’s performance under contracts or tenders for business. These guarantees become payable based upon non-performance of the Company.
As of December 31, 2005, guarantees related to operations included an amount of € 2,079 thousand (2004: € 2,658 thousand) relating to a potential liability in respect of the restricted cash in China (see Notes 10 and 38). In 2005, the Company recorded a provision in an amount of € 603 thousand with respect to this guarantee.
38. RELATED PARTY TRANSACTIONS
The following transactions were carried out with related parties:
a) Key management
Compensation of key management personnel
The compensation of key management personnel (persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director — whether executive or otherwise — of the Company) paid in 2005, 2004 and 2003 by the Company is summarized as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Salaries and other short-term employee benefits	8,834	8,052	6,191
Termination benefits	1,393	261	1,219
Post-employment benefits	33	19	—
Other long-term benefits	—	—	—
Share-based compensation expense (1)	1,694	—	—

Total compensation of key management personnel	11,954	8,332	7,410

(1)	The Company has adopted IFRS 2 Share-based Payments starting January 1, 2005. Accounting for Share-based compensation under IFRS 2 would have resulted in a compensation expense amounting to € 1,416 thousand and € 371 thousand for the year ended December 31, 2004, and 2003 respectively.
During 2005, 2004 and 2003, the Company has issued, respectively 7,870,000, 2,400,000 and 3,650,000 stock options to the members of its key management personnel. During 2005, the Company also granted 500,000 restricted shares to a member of its key management personnel.

Loans to key management personnel
In 2002 and 2003, loans totaling an amount of € 317 thousand were granted to three members of the key management personnel. As of December 31, 2003, these loans were fully reimbursed. In 2000, a loan was granted to Mr. Lassus and has not been reimbursed as of December 31, 2005 (see Note 37).
During 2005, 2004 and 2003, no loans were granted to key management personnel.
b) Purchases of goods and services

(in thousands of euros)
Years ended December 31	2005	2004	2003

Associates	4,277	3,192	940
Related parties	10,844	6,146	6,679

Total purchases of goods and services	15,121	9,338	7,619

In 2005, an affiliate of the Company entered into an agreement with Dell Products to purchase computer equipment for the Company and its affiliates. The Company estimates that it will purchase up to € 4,000 thousand of equipment under this agreement in the period commencing in 2005 through December 31, 2006. Mr. Alex Mandl, the Company’s CEO and one of its directors, is also a director of Dell Computer Corporation. Mr. Mandl had no involvement in this transaction.
In 2005, a subsidiary of the Company entered into an agreement for the provision of human resources management services with SuccessFactors, Inc., a California company, in which TPG Ventures, LP holds a 20% equity interest and has board representation. The contract is valued at approximately € 300 to 400 thousand. TPG Ventures, LP is under common control with TPG Partners III, LP, which holds an equity interest in the Company. Messrs. David Bonderman and William S. Price III, who are directors of the Company, are also officers, directors and equity owners of the entities that manage and control TPG Partners III, LP and TPG Ventures, LP. Mr. Geoffrey Fink, who is also a director of the Company, is a principal of the manager of TPG Partners III, LP. Messrs. Bonderman, Price and Fink had no involvement in the approval of this transaction.
In 2005, an affiliate of the Company entered into an agreement with DataCard Corporation, a US company, to purchase equipment and related services (software, maintenance and training), spare parts and consumables until the end of 2007 for the Company and its affiliates. In 2005, the Company purchased € 8,115 thousand of equipment and services under this agreement. DataCard Corporation is a related party to certain individual members of the Quandt family who themselves control entities which are shareholders of the Company. The individual members of the Quandt family had no involvement in this transaction.
c) Sales of goods and services

(in thousands of euros)
Years ended December 31	2005	2004	2003

Associates	555	—	—
Related parties	85	—	—

Total sales of goods and services	640	—	—

In 2005, an affiliate of the Company entered into an agreement with Clear2Pay Services NV, a Belgian company, to supply certain volumes of chip cards for up to € 210 thousand. Mr. Michel Akkermans, one of the Company’s directors, is also the chairman and CEO of Clear2Pay. Mr. Akkerman had no involvement in this transaction.
In 2005, an affiliate of the Company entered into an agreement with Sim2Travel Inc., a Taiwanese company, to supply certain volumes of chip cards for approximately € 240 thousand. Mr. Kurt Hellström, one of the Company’s directors, is also a director and minority investor of Sim2Travel Inc. Mr. Hellström had no involvement in this transaction.

d) Year-end balances arising from sales/purchases of goods and services

(in thousands of euros)
December 31	2005	2004	2003

Receivables from:
Associates	295	—	—
Related parties	—	—	—

Total receivables	295	—	—

(in thousands of euros)
December 31	2005	2004	2003

Payables to:
Associates	279	405	173
Related parties	2,140	1,379	1,385

Total payables	2,419	1,784	1,558

e) Loans receivable from/payable to Associates
As of December 31, 2005, the Company had loans receivable from Associates for an amount of € 495 thousand. As of December 31, 2005, the Company had no loans payable to Associates.
f) Related Party Transactions
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
On March 9, 2004, Apeera Inc. entered into a share and asset purchase agreement with Intuwave Ltd by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a consideration payable in shares with a value of € 3,000 thousand, plus an additional € 1,000 thousand upon fulfillment of certain technological and commercial conditions. GemVentures (a wholly owned subsidiary of the Company) and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our Company. Three of our Directors are respectively managing partners and a principal of Texas Pacific Group.
On July 30, 2004, Certplus SA, a French company in which Gemplus Trading SA, indirectly a wholly owned subsidiary of the Company, holds 99.9% of the shares, and Infrasec, a French company, entered into a contribution agreement. As a result of this agreement, Certplus contributed to Infrasec its certification services operator business division. In return, Certplus received 19.1% of the shares of Infrasec. Dassault Multimedia, which is part of Groupe Industriel Marcel Dassault, which is a shareholder of the Company, became shareholder of Infrasec with 1.2% of the share capital of Infrasec, and Mr. Thierry

Dassault, who was one of the Company’s directors until April 2004, has become Chairman of the Board of Directors of Infrasec. Thereafter Infrasec was renamed as Keynectis and Certplus was renamed as Gemplus Participations.
Tianjin Gemplus Smart Card Co. Ltd (“TGSC”) is a joint venture established initially between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Telephone Equipments Factory (“TTEF”) owning the remaining 49% of the total equity interest in TGSC. Gemplus (Tianjin) New Technologies Co. Ltd (“GTNT”), an indirectly wholly-owned subsidiary of the Company, has agreed to make a time deposit with China Everbright Bank (the “Bank”) following a pledge, in favor of the Bank, by TTEF of 30% of the total equity interest to secure a loan of CNY 90,000 thousand made by the Bank to TTEF. Afterwards, TTEF transferred its whole equity interest held in TGSC to a parent company named Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) with Gemplus SA consent subject to an increase of the pledge from 30% to 45.8% of the total equity interest in TGSC. In the event of (i) a failure to comply with conditions and warranties agreed by TTEF and/or Shanghai Post Telecommunications Equipment (“SPTE”) which are the co-shareholders of ZT, and (ii) the subsequent activation of the pledge, GTNT or the Company would have to purchase back the whole equity interest held by ZT in TGSC, using the amount of the time-deposit. As of December 31, 2005, CNY 20,000 thousand (€ 2,079 thousand as of December 31, 2005) remains to be reimbursed by TTEF under the loan agreement, secured by a corresponding time deposit amount made by GTNT (see Note 10).
In 2005, TGSC (the joint venture between a French subsidiary of the Company, Gemplus SA, owning 51% of the total equity interest in TGSC, and Tianjin Zhong Tian Telecommunications Co. Ltd (“ZT”) owning the remaining 49% of the total equity interest in TGSC) entered into a tripartite loan agreement with ZT and China Construction Bank, pursuant to which TGSC agreed to make available to the Bank a loan of CNY 5,000 thousand, for a loan to be granted by the Bank to ZT. ZT is responsible for the repayment of the loan and its repayment is secured out of the 2005 dividends of TGSC to be declared. As of December 31, 2005, the entire amount of the loan (€ 520 thousand) remained to be reimbursed.
In 2005, an executive vice president of the Company, exercised warrants granted to him in 2001 for the purchase of 3,934 shares in Gemventures 1 NV, a wholly-owned subsidiary of the Company. Pursuant to a put option agreement between the Company and this executive entered into in 2001, the Company acquired in 2005 the 3,934 shares in Gemventures 1 NV purchased by this executive for € 393 thousand, with additional payments to be made to this executive if Gemventures NV 1 realizes certain financial gains. Such an additional consideration has been accrued for this executive in an amount of € 170 thousand in 2005.
39. EVENTS AFTER THE BALANCE SHEET DATE
On February 28, 2006, the Company’s shareholders approved a distribution of reserves (share premium) of an amount of € 0.26 per share, subject to the satisfaction of a condition precedent relating to the completion of the proposed combination with Axalto N.V. The total amount of the distribution would be approximately € 164,000 thousand, based on the number of shares currently outstanding, and would equal approximately € 185,000 thousand on a fully diluted basis.

40. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EU AND AS ADOPTED BY THE IASB AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Company’s Consolidated Financial Statements are prepared in accordance with IFRS as adopted by the EU, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). There are no differences between IFRS as adopted by the EU and IFRS as adopted by the IASB, as applied to the Company.
The principal differences between IFRS as adopted by the EU and US GAAP are presented below with explanations of certain adjustments that affect consolidated net income and total shareholders’ equity:

(in thousands of euros, except shares and per share amounts)
Years ended December 31	2005	2004 (restated)	2003

Net income (loss) in accordance with IFRS	91,938	6,291	(158,955)
Minority interest	(1,508)	(1,617)	(2,152)
Capitalized development costs	—	—	7,321
Goodwill amortization on consolidated subsidiaries	—	7,718	13,172
Goodwill impairment on consolidated subsidiaries	—	—	(34,893)
Goodwill amortization and impairment on investments in associates	—	2,810	3,199
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Stock options accounting	2,689	(6,950)	(6,399)
Purchase accounting	—	—	(837)
Discounting of tax carryback receivable	(1,095)	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	(9)	(57)	26
Deferred tax effect of US GAAP adjustments	(35)	(3)	393

Total differences between US GAAP and IFRS	(3,100)	4,674	(22,725)

Net income (loss) in accordance with US GAAP	88,838	10,965	(181,680)

Change in cumulative other comprehensive adjustment in accordance with IFRS	(16,364)	7,386	(4,001)
Currency translation adjustment	(934)	(2)	1
Change in minimum pension liability	(1,784)	(659)	239
Other comprehensive income (loss) in accordance with US GAAP, net of tax	(19,082)	6,725	(3,761)

Comprehensive income (loss) in accordance with US GAAP	69,756	17,690	(185,441)

Net income (loss) per share in accordance with US GAAP:
Basic	0.14	0.02	(0.30)
Diluted	0.14	0.02	(0.30)

Number of shares:
Basic	618,337,539	606,672,060	605,658,965
Diluted	634,794,569	619,022,472	605,658,965

(in thousands of euros)
December 31	2005	2004 (restated)	2003

Shareholders’ equity in accordance with IFRS	837,706	721,313	707,085

Minority interest	(12,837)	(10,701)	(12,073)
Goodwill amortization on consolidated subsidiaries	45,883	45,883	38,165
Goodwill impairment on consolidated subsidiaries	(12,769)	(12,769)	(12,769)
Goodwill amortization and impairment on investments in associates	8,069	8,069	5,259
Reversal of restoration of impairment losses on long-lived assets	(2,393)	(2,148)	(2,555)
Non-recourse loans	(4,276)	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)	(11,292)
Currency translation adjustment	(81)	(137)	(135)
Minimum pension liability	(10,212)	(8,428)	(7,769)
Discounting of tax carryback receivable	1,659	2,754	—
Deferred combination costs	(3,259)	—	—
Other differences	10	19	76
Deferred tax effect of US GAAP adjustments	266	301	363

Total differences between US GAAP and IFRS	(1,232)	7,275	(7,006)

Shareholders’ equity in accordance with US GAAP	836,474	728,588	700,079

Restatement of previously issued US GAAP reconciliation
Accounting for a tax carryback receivable
The Company determined that it was required to restate the discounting of its carryback under US GAAP. A carryback was recognized in 2004. As the cash settlement of this receivable will occur in mid-2007, the carryback has been discounted under IFRS. Under US GAAP, as the carryback is the indirect consequence of a tax settlement and paragraph 3(e) of APB 21 specifically exempts tax settlements from its scope, the impact of discounting has been restated to present the carryback receivable at nominal value.

The following table presents the impact of the restatement adjustment on the Company’s previously reported 2004 US GAAP reconciliation:

(in thousands of euros, except shares and per share amounts)
Years ended December 31	2004 (as previously reported)	2004 (restated)

Net income in accordance with IFRS	6,291	6,291
Minority interest	(1,617)	(1,617)
Reversal of restoration of impairment losses on long-lived assets	19	19
Stock options accounting	(6,950)	(6,950)
Goodwill amortization and impairment	10,528	10,528
Discounting of tax carryback receivable	—	2,754
Other differences	(57)	(57)
Deferred tax effect of US GAAP adjustments	(3)	(3)

Total differences between US GAAP and IFRS	1,920	4,674

Net income in accordance with US GAAP	8,211	10,965

Change in cumulative other comprehensive adjustment in accordance with IFRS	7,386	7,386
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	(661)	(661)
Other comprehensive income (loss) in accordance with US GAAP, net of tax	6,725	6,725

Comprehensive income in accordance with US GAAP	14,936	17,690

Net income per share in accordance with US GAAP:
Basic	0.01	0.02
Diluted	0.01	0.02

Number of shares:
Basic	606,672,060	606,672,060
Diluted	619,022,472	619,022,472

(in thousands of euros)
December 31	2004	2004
	(as previously reported)	(restated)

Shareholders’ equity in accordance with IFRS	721,313	721,313

Minority interest	(10,701)	(10,701)
Reversal of restoration of impairment losses on long-lived assets	(2,148)	(2,148)
Non-recourse loans	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)
Goodwill amortization and impairment	41,183	41,183
Other comprehensive income	(8,565)	(8,565)
Discounting of tax carryback receivable	—	2,754
Other differences	19	19
Deferred tax effect of US GAAP adjustments	301	301

Total differences between US GAAP and IFRS	4,521	7,275

Shareholders’ equity in accordance with US GAAP	725,834	728,588

Reporting discontinued operations
The Company decided to terminate the activities of its subsidiaries SLP Infoware SA (SLP) in 2003 and Certplus in 2004. Under IFRS, the Company assessed that those activities were not separate lines of business and recorded the impact of the discontinuation of the activity within operating income. Under US GAAP, the Company determined that it was required to report the discontinuation of SLP and Certplus as discontinued operations. Under US GAAP, a component of an entity that has been disposed and in which the entity will not have any significant continuing involvement after the disposal transaction, is reported in discontinued operations.
The following table presents the impact of the restatement adjustments on the Company’s 2004 and 2003 net income (loss) from continuing operations in accordance with US GAAP:

(in thousands of euros, except shares and per share amounts)
Years ended December 31	2004		2003
	(as reported	2004	(as previously	2003
	above)	(restated)	reported)	(restated)

Net income (loss) from continuing operations in accordance with US GAAP	10,965	12,519	(181,680)	(146,093)
Loss on discontinued operations	—	(1,554)	—	(35,587)

Net income (loss) in accordance with US GAAP	10,965	10,965	(181,680)	(181,680)

Net income (loss) from continuing operations per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.24)
Diluted	0.02	0.02	(0.30)	(0.24)

Net income (loss) from discontinued operations per share in accordance with US GAAP:
Basic	—	(0.00)	—	(0.06)
Diluted	—	(0.00)	—	(0.06)

Net income (loss) from per share in accordance with US GAAP:
Basic	0.02	0.02	(0.30)	(0.30)
Diluted	0.02	0.02	(0.30)	(0.30)

Explanations of certain adjustments
Minority interest
Under IAS 1 (revised 2003), minority interest is presented within net income. The portion of net income attributable to equity holders of the Company and to minority interest is presented at the foot of the consolidated statements of income. Minority interest is also presented within equity in the consolidated balance sheet. Under US GAAP, net income and shareholders’ equity are presented net of minority interest.
Capitalized development costs
The Company capitalizes certain research and development costs other than for software development where it is expected that the product under development will be produced and will be profitable. Such capitalized research and development costs are amortized over a period no longer than three to five years. Under US GAAP, research and development costs other than for software development are expensed as incurred.
Goodwill amortization and impairment
Under US GAAP, goodwill is not amortized but tested for impairment at least annually at the reporting unit level. If the carrying amount of the reporting unit exceeds its fair value, any excess of the carrying amount of goodwill over the implied fair value of reporting unit goodwill is recorded as an impairment loss. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually, or more frequently if events or circumstances indicate that the asset may be impaired. If the carrying value of an indefinite-lived asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
In 2003 and 2004, under IFRS, the Company amortized goodwill for an amount of € 19,199 thousand and € 11,953 thousand respectively. The Company adopted the provisions of IFRS 3 “Business Combinations” whereby goodwill amortization was discontinued as of January 1, 2005 and goodwill is tested annually for impairment at the cash-generating units level.
Under US GAAP, as a result of performing its impairment testing at the reporting unit level, the Company recorded a goodwill impairment charge in 2003 amounting to € 57,600 thousand. Under IFRS, the Company performed its impairment testing at the level of the cash-generating units, which are the smallest identifiable group of assets that generate cash inflows. As a result, for IFRS purposes, certain charges recorded in 2003 under US GAAP have already been considered in a previous period. The Company recorded a goodwill impairment charge of € 19,879 thousand in 2003 under IFRS.
Under US GAAP, the balance of goodwill as of December 31, 2005, 2004 and 2003 was respectively € 118,553 thousand, € 55,101 thousand and € 55,913 thousand.
Reversal of restoration of impairment losses on long lived assets
Under US GAAP, reversal of impairment losses are prohibited whereas under IFRS they are required under certain circumstances.
Stock options accounting
Until December 31, 2004, under IFRS, share-based payment transactions had no impact in the Consolidated Statement of Income. As a result of the adoption of IFRS 2 starting January 1, 2005, the Company charges the cost of these transactions to the income statement. The Company measures the cost of services rendered by reference to the fair value of equity instruments granted (see Note 2.4).
Stock option plans are also treated as compensatory plans under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employees stock options. Under APB 25, unearned compensation is recognized as a reduction in shareholders’ equity when the exercise price of stock options is below the fair value of the underlying shares on the grant date. This approach does not take into account the fair value of the equity instruments granted.
For purposes of financial reporting under US GAAP, the Company is required to follow the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation”, amended by FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which requires that the Company discloses pro forma net income and earnings per share as if the Company’s compensation expense had been calculated using the fair value based method prescribed by SFAS 123.
Had compensation expense for the Plans been determined based upon the estimated grant date fair value using the fair value method as provided by SFAS 123, the Company’s net income and earnings per share for the years ended December 31, 2005, 2004 and 2003, would have been as follows:

(in thousands of euros, except for earnings per share)
Years ended December 31	2005	2004 (restated)	2003

Net income (loss) in accordance with US GAAP, as reported	88,838	10,965	(181,680)
Add: total stock-based compensation expense included in reported net income, net of related tax effect	1,631	6,950	6,399
Deducted: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(13,911)	(27,379)	(17,674)

Pro forma US GAAP net income (loss)	76,558	(9,464)	(192,955)

Earnings per share:
Basic — as reported	0.14	0.02	(0.30)
Basic — pro forma	0.12	(0.02)	(0.32)
Diluted — as reported	0.14	0.02	(0.30)
Diluted — pro forma	1.12	(0.02)	(0.32)

Purchase accounting
Under US GAAP, certain considerations exchanged in a business combination that require continued employment of the selling shareholders, are treated as compensation expenses, with a cumulative impact on the Company’s shareholders’ equity of € 11,292 thousand since December 31, 2003. Under IFRS, these considerations are treated as part of the purchase price allocation.
Under IFRS, when accounting for business combinations, additional consideration, which is contingent on achieving specified earnings levels in future periods, is estimated based on the most probable amount payable. Under US GAAP, the fair value of the consideration is recorded only when the contingency is resolved. As of December 31, 2004, additional consideration amounting to € 500 thousand was recorded under IFRS in other non-current liabilities against goodwill (€ 1,000 thousand as of December 31, 2003) in relation to an earn-out provision. This additional consideration was not recorded under US GAAP. Consequently, goodwill and other non-current liabilities have not been reduced. This difference between IFRS and US GAAP had no impact on net income or shareholders’ equity, and as of December 31, 2005, no such difference remains.
Deferred combination costs
The Company incurred certain external costs, which have been deferred under IFRS and will be included in the cost of the proposed business combination to take place in 2006. Under US GAAP, the combination costs are expensed as incurred.
Non-recourse loans
In 2000, the Company entered into arrangements with certain executives whereby they were granted a certain number of options and loans. The loans were treated as non recourse loans at origination. Non-recourse loans are shown as a reduction of shareholders’ equity under US GAAP.
Other comprehensive income
After the implementation of IAS 39, there are no reconciling items between IFRS and US GAAP related to other comprehensive income, except for the accounting for pensions (€ 10,212 thousand in 2005, € 8,428 thousand in 2004 and € 7,769 thousand in 2003) and for the foreign currency translation adjustment related to US GAAP adjustments (€ 81 thousand in 2005, € 137 thousand in 2004 and € 135 thousand in 2003). FASB Statement No. 87, “Employers’ Accounting for Pension”, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligations exceeds the fair value of plan’s assets, i.e. the unfunded amount. This liability is recorded, net of tax, within other comprehensive income.

41. OTHER REQUIRED DISCLOSURES UNDER US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Income taxes
The components of income (loss) before tax and minority interest are as follows:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Domestic (1)	7,683	19,590	14,195
Foreign	63,899	(346)	(158,477)

Income (loss) before tax and minority interest	71,582	19,244	(144,282)

(1)	Luxemburg.
Presentation of the Consolidated Statement of Income
The operating income (loss) would have been as follows under US GAAP:

(in thousands of euros)
Years ended December 31	2005	2004	2003

Operating income (loss) in accordance with IFRS	66,755	26,318	(133,786)

Goodwill amortization on consolidated subsidiaries	—	7,718	18,237
Reversal of restoration of impairment losses on long-lived assets	117	19	(2,555)
Purchase consideration	—	—	(837)
Capitalized development costs	—	—	7,321
Stock options accounting	2,689	(6,950)	(6,399)
Deferred combination costs	(3,259)	—	—
Other differences	9	(57)	26

Operating income (loss) in accordance with US GAAP as previously reported	66,311	27,048	(154,467)
Loss on discontinued operations	—	(1,554)	(35,587)
Operating income (loss) in accordance with US GAAP as restated	66,311	28,602	(118,880)

Recently issued accounting standards under US GAAP, which could affect the reconciliation
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs” (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on the Company’s financial position, results of operations or cash flows.
In December 2004, the FASB issued FAS 123 (revised 2004), “Share-Based Payment” (FAS 123R) which is effective in annual periods commencing after June 15, 2005 and will require that the Company use the fair value method to calculate the expense related to employee share based awards. The Company currently uses the intrinsic value method to measure compensation expense for share-based awards to the Company’s employees. Included in the US GAAP disclosures is the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under FAS 123R to measure the compensation expense for employee share awards during its 2005, 2004 and 2003 fiscal years. The company uses the fair value method under IFRS.
In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)”. In November 2005, the FASB issued FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”. These interpretations provide further guidance on the implementation of FAS 123R as set out in their respective titles. The Company will apply the principles of SAB 107 and these interpretations in conjunction with its adoption of FAS 123R.
In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, “Accounting for Asset Retirement Obligations”, and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and will be adopted by the Company beginning December 1, 2005. The adoption of this interpretation is not expected to have a material effect on the Company’s financial condition or results of operations
In June 2005, the Emerging Issues Task Force reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6.”). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.
In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.
In September 2005, the FASB issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is evaluating the impact that this will have on its consolidated financial statements.

42. LIST OF SUBSIDIARIES
In 2005, 2004 and 2003, the Company acquired interests in various companies, mainly with activities related to its core business.
As of December 31, 2005, the list of subsidiaries was as follows:

Name of the company	Country
Gemplus Finance SA	Luxemburg
Gemplus Argentina SA	Argentina
Gemplus NV	Belgium
Gemventures 1 NV	Belgium
Gemplus do Brasil Produtos Electronicos, Ltda	Brasil
Gemplus Bank Note, Ltda	Brasil
Gemplus Canada Inc	Canada
Gemplus International Trading Shanghai Co. Ltd	China
Gemplus China Investment Co. Ltd	China
Tianjin Gemplus Smart Card Co. Ltd	China
Goldpac Datacard Solutions Zhuhai Co. Ltd	China
Goldpac SecurCard Zhuhai Co. Ltd	China
Gemplus Tianjin New Technologies Co. Ltd	China
Silver Dragon Microelectronics Co. Ltd	China
Gemplus Beijing Electronics R&D Co. Ltd	China
Gemplus de Colombia SA	Colombia
Gemplus SRO	Czech Republic
Setec Danmark A/S	Denmark
Gemplus Nordic Oy	Finland
Setec Oy	Finland
Setec Corporate Holding Oy	Finland
Gemplus SA	France
Gemplus Trading SA	France
ST GEM GIE	France
Gemplus Participations SA	France
SLP SAS	France
Gemplus GmbH	Germany
Celo communications GmbH	Germany
Zenzus Holdings Ltd	Gibraltar
Great Steps Ltd	Hong Kong
Goldpac Datacard Solutions Co. Ltd	Hong Kong
Gemplus India Ptd Ltd	India
Celocom Ltd	Ireland
Gemplus Italia Srl	Italy
Gemplus Japan Co. Ltd	Japan
Gemcard Sdn BhD Pte Ltd	Malaysia
Gemplus Industrial SA de CV	Mexico
Gemplus BV	Netherlands
Celo communications BV	Netherlands
Setec Norge AS	Norway
Gemplus Pologne Sp zo o	Poland
Polski Plastik Sp zo o	Poland
Gemplus Sp zo o	Poland
Gemrokitki Sp zo o	Poland
Gemplus LLC	Russia
Gemplus Technologies Asia Pte Ltd	Singapore
SecurCard Gemplus Pte Ltd	Singapore
Gemplus Microelectronics Asia Pte Ltd	Singapore
Gemplus Asia Pacific Pte Ltd	Singapore
Gemplus Southern Africa Pty Ltd	South Africa
Gemplus Card International España SA	Spain
Setec Sverige AB	Sweden
Setec Tag AB	Sweden
Gemplus Management and Trading SA	Switzerland
Setec Card Ltd	Thailand
GemCard (Thailand) Co. Ltd	Thailand
Gemplus Middle-East FZ-LLC	UAE
Gemplus Ltd	United Kingdom
Gemplus Associates International Ltd	United Kingdom
Gemplus Corp.	USA
Gemplus Card International de Venezuela, CA	Venezuela